Form 20-F/A
period 2005-12-31
eFuture Information Technology Inc.
filed 2006-08-03
CIK 1329365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

Item 17  ☐    Item 18  ☒

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

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected Financial Data

	RMB					USD
	For the Year Ended December 31,					For the Year Ended December 31,
	2001	2002	2003	2004	2005	2005
	(Unaudited)					(Unaudited)
Total Sales	¥26,401,734	¥36,176,310	¥28,453,099	¥34,703,297	¥39,244,001	$4,862,829
Income (Loss) From Operations	(20,541,377)	(5,825,259)	(1,165,482)	5,197,762	5,843,028	724,024
Net Income (Loss)	(20,817,794)	(6,140,366)	(1,529,859)	4,525,190	5,470,263	677,834
Basic Earnings (Loss) Per Share	(22.58)	(6.66)	(1.66)	4.91	4.43	0.55
Diluted Earnings (Loss) Per Share	(22.58)	(6.66)	(1.66)	2.90	3.50	0.43

	RMB					USD
	As of December 31,					As of December 31,
	2001	2002	2003	2004	2005	2005
	(Unaudited)					(Unaudited)
Total Assets	¥51,454,905	¥31,637,536	¥34,746,298	¥25,893,808	¥31,657,674	3,922,784
Total Current Liabilities	(44,835,236)	(31,591,125)	(35,705,675)	(21,981,899)	(19,565,356)	(2,424,394)
Long-term Liabilities	(31,159,714)	(30,405,072)	(30,583,993)	(30,583,993)	—	—
Net Assets	(24,540,045)	(30,358,661)	(31,543,370)	(26,672,084)	12,092,318	360,461
Capital Stock (Excluding Long Term Debt and Redeemable Preferred Stock)	576,817	576,817	576,817	576,817	938,550	116,298

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

We have identified a significant deficiency in internal control over our financial reporting, primarily related to our ability to properly record and track advances from our customers. Our inability to properly record and track such advances may result in inadequate or deficient financial reporting.

The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. These rules refer to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that are filed under the Securities Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures are also designed to ensure that the information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Disclosure controls and procedures can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives.

Our chief executive officer and our chief financial officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2005. Because of the existence at that date of a “significant deficiency” in our internal control over financial reporting, which is described below, he has concluded that such disclosure controls and procedures were not effective as of that date to achieve their intended objectives.

The term “internal control over financial reporting” is defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate.

We have undertaken a review of our internal control over financial reporting during fiscal years 2004 and 2005. We have identified certain deficiencies in the design or operation of our internal control over financial reporting. We have classified these deficiencies using the following classification from the Public Company Accounting Oversight Board:

•	Material Weakness: A “material weakness” is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

•

Significant Deficiency: A “significant deficiency” is a control deficiency, or a combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected.

•	Control Deficiency: A “control deficiency” exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

During the course of the financial close and the preparation of our consolidated financial statements for fiscal year 2005, our management identified the existence of a “significant deficiency,” in our ability to properly record and track advances from our customers. We often receive advances from customers for work to be performed in the future and record these as advances from customers. During 2004, we recognized revenue for goods and services provided to these customers in accordance with our revenue recognition policy; however, while reducing the advances from customers, we applied this amount to a single customer creating a debit balance for this individual customer which was then reclassified to accounts receivable. During May 2006, we realized the error, reversed the 2004 reclassification entry and properly applied the revenue amounts to the correct customers.

The deficiency was detected in the evaluation process and the transactions have been appropriately recorded and disclosed. We are in the process of improving our internal control over financial reporting in an effort to resolve these deficiencies through improved supervision and training of our accounting staff, but additional effort is needed to fully remedy these deficiencies. Our management and directors will continue to work with our independent registered public accounting firm and outside advisors to ensure that our controls and procedures are adequate and effective.

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

	For the Years Ended December 31,			U.S. Dollars 2005
	2003	2004	2005
				(Unaudited)
Payments of (refunds from) Hainan suppliers	¥23,500	¥155,307	¥(146,699)	$(18,178)
Services provided to Hainan	1,000,000		—	—
Offset receivable from Hainan against payable to Hainan	—	—	(2,526,595)	(313,077)
Collection of cash receipts from Hainan’s customers	(744,800)	(1,500,700)	—	—
Balance at End of Period	¥4,018,687	¥2,673,294	¥—	$—

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

Restatements of Financial Statements

During May 2006, we realized that we needed to revise our 2004 consolidated financial statements to correct an overstatement of trade receivables and advances from our customers in the amount of RMB 1,225,000. During May 2006, we also determined that at December 31, 2004, other receivables included RMB 562,320 of credit balances, which represented accrued expenses. We concluded that we should have reported these credit balances as accrued liabilities, and we have restated our 2004 financial statements accordingly. The correction of these balances for both errors had no effect on our previously reported net income.

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

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2005:

		Payment Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Facility lease commitments	$124,365	$124,365	$—	$—	$—
Other contractual commitments	$—	$—	$—	$—	$—
Total contractual obligations	$124,365	$124,365	$—	$—	$—

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

B. Compensation

Executive Compensation

The following table shows the estimated annual compensation paid by us for the years ended December 31, 2003, 2004, and 2005.

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

Mergers and similar arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” In particular circumstances, a U.S. Holder that:

•	has held the ordinary shares for less than a specified minimum period during which it is not protected from risk of loss,

•	is obligated to make payments related to the dividends, or

•	holds the ordinary shares in arrangements in which the U.S. Holder’s expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ordinary shares.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. These rules refer to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that are filed under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures are also designed to ensure that the information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Disclosure controls and procedures can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives.

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2005, the end of the period covered by this Form 20-F. Because of the existence at that date of a “significant deficiency” in our internal control over financial reporting, which is described below, they have concluded that such disclosure controls and procedures were not effective as of that date to achieve their intended objectives.

The term “internal control over financial reporting” is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate.

We have undertaken a review of our internal control over financial reporting during fiscal years 2004 and 2005. We have identified certain deficiencies in the design or operation of our internal control over financial reporting. We have classified these deficiencies using the following classification from the Public Company Accounting Oversight Board:

Material Weakness: A “material weakness” is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Significant Deficiency: A “significant deficiency” is a control deficiency, or a combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected.

Control Deficiency: A “control deficiency” exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

During the course of the financial close and the preparation of our Consolidated Financial Statements for fiscal year 2005, our management identified the existence of a “significant deficiency,” in our ability to properly record and track advances from our customers. We often receive advances from customers for work to be performed in the future and record these as advances from customers. During 2004, we recognized revenue for goods and services provided to these customers in accordance with our revenue recognition policy; however, while reducing the advances from customers, we applied this amount to a single customer creating a debit balance for this individual customer which was then reclassified to accounts receivable. During May 2006, we realized the error, reversed the 2004 reclassification entry and properly applied the revenue amounts to the correct customers.

The deficiency was detected in the evaluation process and the transactions have been appropriately recorded and disclosed in this Form 20-F. We are in the process of improving our internal control over financial reporting in an effort to resolve these deficiencies through improved supervision and training of our accounting staff, but additional effort is needed to fully remedy these deficiencies. Our management and directors will continue to work with our independent registered public accounting firm and outside advisors to ensure that our controls and procedures are adequate and effective.

Except for the changes disclosed herein, there has been no change in our internal control over financial reporting that occurred during the period covered by this Form 20-F that has materially affected, nor is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The consolidated financial statements of e-Future Information Technology Inc. are included at the end of this annual report, beginning with page F-1 and continuing through page F-21.

Item 19. Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (1)

1.2	Amended and Restated Memorandum of Association of the Registrant (1)

1.3	Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (1)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	Labor Contract by and between e-Future Beijing and Adam Yan (1)

4.2	Labor Contract by and between e-Future Beijing and Qicheng Yang (1)

4.3	Labor Contract by and between e-Future Beijing and Hongjun Zou (1)

4.4	Labor Contract by and between e-Future Beijing and Johnson Li (1)

4.5	Labor Contract by and between the e-Future Beijing and Zhou Kefu (1)

4.6	Registration Rights Agreement by and among the Registrant, C Tech Fund and e-Millennium Limited (1)

4.7	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Qicheng Yang and Ling Zhang (1)

4.8	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Adam Yan and Xuejun Zhang (1)

4.9	Summary of translation of Share Transfer Agreement of e-Future (Beijing) Tornado Information Technology, Inc. by and between Dafu Zou and Johnson Li (1)

4.10	New Agreement to terminate Agreement and forgive debt (1)

4.11	Memorandum of Understanding by and between IBM China Company Limited and the Registrant (1)

4.12	ISV Advantage Agreement by and between IBM Engineering Technology (Shanghai) Co., Ltd. and the Registrant (1)

4.13	Termination and Debt Forgiveness Agreement by and among e-Future (Beijing) Tornado Information Technology Inc., e-Future Information Technology Inc. and Hainan Future Computer Co., Ltd. (1)

4.14	Summary of translation of Guarantee Agreement numbered 2005 Wangbaozhi No. 002 (1)

4.15	Summary of translation of agreement, dated February 20, 2000, by and between e-Future Beijing and Hainan Future Computer Co., Ltd. transferring ONE POS-ERP (1)

4.16	Summary of Translation of Agreement by and between e-Future (Beijing) Tornado Information Technology, Inc. and Limen (China) Group (2)

8.1	Subsidiaries of the Registrant (1)

11.1	Code of Business Conduct and Ethics (2)

12.1	Section 302 Certification of Adam Yan (2)

13.1	Section 906 Certification of Adam Yan (2)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 333-126007).
(2)	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-20 and has duly caused this Amendment to the Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form F-20 to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 3rd day of August, 2006.

E-FUTURE INFORMATION TECHNOLOGY INC.

By:	/s/ Adam Yan
Name:	Adam Yan
Chairman and Chief Executive Officer (Principal Executive Officer and Principal Accounting Officer)

Date:	August 3, 2006

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS	Registered with the Public Company
5 Triad Center, Suite 750	Accounting Oversight Board
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

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah

May 26, 2006

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31, 2005
	2004	2005
			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	¥4,443,902	¥8,834,817	$1,094,746
Trade receivables, less allowance for doubtful accounts of ¥ 513,178 and ¥ 960,682 ($119,041), respectively	3,915,074	3,788,397	469,430
Refundable value added tax	2,663,193	2,543,534	315,176
Deposits	517,377	511,401	63,369
Advances to employees	1,120,502	1,035,820	128,351
Advances to suppliers, less allowance for doubtful accounts of ¥ 0 and ¥ 145,700 ($18,054), respectively	348,410	108,190	13,406
Other receivables, less allowance for doubtful accounts of ¥ 0 and ¥ 217,469 ($26,947), respectively	285,673	231,672	28,707
Prepaid expenses	—	474,112	58,748
Inventory	309,150	206,213	25,552
Work in process	3,126,202	3,940,196	488,240
Loan to guarantor	—	800,000	99,130

Total current assets	16,729,483	22,474,352	2,784,855

Non-current assets
Amounts due from a related company	2,673,294	—	—
Amounts due from shareholders	53,973	—	—
Deferred offering costs	—	2,009,360	248,985
Property and equipment, net of accumulated depreciation of ¥ 3,622,121 and ¥ 4,010,980 ($497,011), respectively	1,195,675	1,157,117	143,381
Intangible assets, net of accumulated amortization of ¥ 4,272,969 ¥ 5,951,553 ($737,473), respectively	5,241,383	6,016,845	745,563

Total non-current assets	9,164,325	9,183,322	1,137,929

Total assets	¥25,893,808	¥31,657,674	$3,922,784

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Short term loan	¥—	¥2,800,000	$346,955
Trade payables	359,799	1,612,044	199,752
Accrued expenses	4,050,418	3,193,554	395,721
Accrued employee benefits	1,245,094	290,245	35,965
Taxes payable	5,306,891	5,664,924	701,956
Advances from customers	5,471,309	5,445,504	674,767
Deferred revenue	548,388	559,085	69,278
Amounts due to related parties	5,000,000	—	—

Total current liabilities	21,981,899	19,565,356	2,424,394

Long-term liability
Mandatorily redeemable Series A convertible preferred shares, ¥ 0.6257 ($0.0756) par value; 4,016,610 shares authorized; 4,016,610 shares and 0 shares, respectively, outstanding; liquidation preference of ¥ 30,583,993 ($3,789,744)	30,583,993	—	—

Shareholders’ equity (deficit)
Undesignated preferred shares, ¥ 0.6257 ($0.0756) par value; 5,983,390 shares authorized; no shares outstanding	—	—	—
Ordinary shares, ¥ 0.6257 ($0.0756) par value; 6,613,756 shares authorized; 921,875 and 1,500,000 shares outstanding, respectively 576,817	938,550	116,298	—
Additional paid-in capital	1,235,759	33,592,443	4,162,528
Statutory reserves	2,263,481	3,084,020	382,149
Subscriptions receivable	(575,722)	—	—
Accumulated deficit	(30,172,419)	(25,522,695)	(3,162,585)

Total shareholders’ equity (deficit)	(26,672,084)	12,092,318	1,498,390

Total liabilities and shareholders’ equity (deficit)	¥25,893,808	¥31,657,674	$3,922,784

See accompanying notes to the consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31, 2005
	2003	2004	2005
				(Unaudited)
Revenues
Software sales	¥12,807,527	¥25,130,089	¥25,177,810	$3,119,850
Hardware sales	11,239,524	5,141,041	10,241,749	1,269,082
Service fee income	4,406,048	4,432,167	3,824,442	473,897

Total Revenues	28,453,099	34,703,297	39,244,001	4,862,829

Cost of revenues
Cost of software	6,041,453	10,097,528	7,815,315	968,417
Cost of hardware	11,001,871	4,097,518	8,681,619	1,075,763
Cost of service fee income	843,793	1,033,167	901,973	111,766
Amortization of software costs	1,405,339	1,966,420	2,305,835	285,722

Total Cost of Revenue	19,292,456	17,194,633	19,704,742	2,441,668

Gross Profit	9,160,643	17,508,664	19,539,259	2,421,161

Expenses
Research and development	522,484	1,419,937	93,814	11,625
General and administrative	6,152,523	6,104,657	7,811,742	967,974
Selling and distribution expenses	3,651,118	4,786,308	5,790,675	717,538

Total Expenses	10,326,125	12,310,902	13,696,231	1,697,137

Income (loss) from operations	(1,165,482)	5,197,762	5,843,028	724,024

Interest income	9,328	16,108	110,268	13,664
Interest expense	(373,705)	(688,680)	(483,033)	(59,854)

Net income (loss)	¥(1,529,859)	¥4,525,190	¥5,470,263	$677,834

Earnings (loss) per ordinary share
Basic	¥(1.66)	¥4.91	¥4.43	$0.55
Diluted	¥(1.66)	¥2.90	¥3.50	$0.43

See accompanying notes to the consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Chinese Yuan (Renminbi)
			Additional Paid-in Capital	Statutory Reserves	Subscriptions Receivable	Accumulated Deficit	Total
	Ordinary Shares
	Shares	Amount
Balance as of December 31, 2002	921,875	¥576,817	¥544,513	¥1,584,702	¥(575,722)	¥(32,488,971)	¥(30,358,661)
Contributed interest	—	—	345,150	—	—	—	345,150
Net loss for the year	—	—	—	—	—	(1,529,859)	(1,529,859)

Balance as of December 31, 2003	921,875	576,817	889,663	1,584,702	(575,722)	(34,018,830)	(31,543,370)
Contributed interest	—	—	346,096	—	—	—	346,096
Transfer to statutory reserves	—	—	—	678,779	—	(678,779)	—
Net income for the year	—	—	—	—	—	4,525,190	4,525,190

Balance as of December 31, 2004	921,875	576,817	1,235,759	2,263,481	(575,722)	(30,172,419)	(26,672,084)
Conversion of Series A preferred stock	578,125	361,733	30,222,260	—	—	—	30,583,993
Contributed interest	—	—	236,742	—	—	—	236,742
Capital contribution	—	—	1,897,682	—	—	—	1,897,682
Payment of subscription receivable	—	—	—	—	575,722	—	575,722
Transfer to statutory reserves	—	—	—	820,539	—	(820,539)	—
Net income for the year	—	—	—	—	—	5,470,263	5,470,263

Balance as of December 31, 2005	1,500,000	¥938,550	¥33,592,443	¥3,084,020	¥—	¥(25,522,695)	¥12,092,318

	U.S. Dollars (Unaudited)
			Additional Paid-in Capital	Statutory Reserves	Subscriptions Receivable	Accumulated Deficit	Total
	Ordinary Shares
	Shares	Amount
Balance as of December 31, 2004	921,875	$71,475	$153,125	$280,474	$(71,339)	$(3,738,744)	$(3,305,009)
Conversion of Series A preferred stock	578,125	44,823	3,744,921	—	—	—	3,789,744
Contributed interest	—	—	29,335	—	—	—	29,335
Capital contribution	—	—	235,147	—	—	—	235,147
Payment of subscription receivable	—	—	—	—	71,339	—	71,339
Transfer to statutory reserves	—	—	—	101,675	—	(101,675)	—
Net income for the year	—	—	—	—	—	677,834	677,834

Balance as of December 31, 2005	1,500,000	$116,298	$4,162,528	$382,149	$—	$(3,162,585)	$1,498,390

See accompanying notes to the consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE

YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31, 2005
	2003	2004	2005
				(Unaudited)
Cash flows from operating activities:
Net income (loss)	¥(1,529,859)	¥4,525,190	¥5,470,263	$677,834
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,090,604	1,106,019	574,954	71,244
Amortization of intangible assets	1,405,339	1,966,420	2,305,835	285,722
Loss on disposition of property and equipment	47,528	8,726	8,759	1,085
Interest on notes payable contributed by shareholders	345,150	346,096	236,742	29,335
Change in assets and liabilities:
Accounts receivable	3,435,415	2,296,537	126,677	15,697
Refundable value added tax	(489,057)	(1,788,333)	119,659	14,827
Deposits	54,338	(35,096)	5,976	741
Advances to employees	(503,900)	108,652	84,682	10,493
Advances to suppliers	(2,214,441)	3,870,044	240,220	29,766
Other receivables	(459,291)	451,307	54,001	6,691
Prepaid expenses	—	—	(474,112)	(58,747)
Inventories	931,136	2,750,908	(711,057)	(88,109)
Trade payables	(7,128,501)	(4,128,140)	1,252,205	155,165
Accrued expenses	(456,883)	702,464	(856,865)	(106,175)
Accrued employee benefits	12,966	(62,522)	(954,849)	(118,318)
Taxes payable	(334,787)	2,303,828	358,033	44,366
Advances from customers	6,759,270	(8,212,572)	(25,805)	(3,198)
Deferred revenue	462,486	(89,154)	10,697	1,325

Net cash provided by operating activities	1,427,513	6,120,374	7,826,015	969,744

Cash flows from investing activities:
Purchases of property and equipment	(579,078)	(79,633)	(545,155)	(67,552)
Payments for software	(2,613,780)	(1,810,761)	(3,081,257)	(381,807)
Loan to guarantor	—	—	(800,000)	(99,130)
Proceeds from note receivable	650,000	—	—	—
Amounts due to a related company	—	—	(575,722)	(71,339)
Amounts due from a related company	(278,700)	1,345,393	146,699	18,178

Net cash used in investing activities	(2,821,558)	(545,001)	(4,855,435)	(601,650)

Cash flows from financing activities:
Proceeds received from loans to shareholders	35,605	41,183	53,973	6,688
Payment of deferred offering costs	—	—	(2,009,360)	(248,985)
Proceeds from short term loans	4,800,000	—	2,800,000	346,955
Proceeds from subscription receivable	—	—	575,722	71,339
Repayment of short term loan	—	(4,800,000)	—	—

Net cash provided by (used in) financing activities	4,835,605	(4,758,817)	1,420,335	175,997

Net increase in cash	3,441,560	816,556	4,390,915	544,091
Cash and cash equivalents at beginning of period	185,786	3,627,346	4,443,902	550,655

Cash and cash equivalents at end of period	¥3,627,346	¥4,443,902	¥8,834,817	$1,094,746

Supplemental cash flow information
Interest paid	¥1,454	¥336,603	¥186,412	$23,099

Noncash Investing and Financing Activities:
Offset of Hanan Future Company payable	¥—	¥—	¥2,526,595	$313,077
Forgiveness of debt recognized as contribution	¥—	¥—	¥1,897,682	$235,147
Conversion of series A convertible preferred stock	¥—	¥—	¥30,222,260	$3,744,921

See accompanying notes to the consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2005 is Unaudited)

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

Restatements of Financial Statements – During May 2006, the Company realized that the 2004 consolidated financial statements needed to be revised to correct an overstatement of trade receivables and advances from customers in the amount of ¥1,255,000. During May 2006, it was also determined that at December 31, 2004, other receivables included ¥562,320 of credit balances, which represented accrued expenses of the Company. The Company concluded that these credit balances should have been reported as accrued liabilities and has restated the 2004 financial statements accordingly. The correction of these balances for both errors had no effect on the previously reported net income. The effects of the restatements were as follows:

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

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2005 is Unaudited)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Translating Financial Statements – The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company’s functional currency is the Chinese Yuan (Renminbi) and the accompanying consolidated financial statements have been expressed in Chinese Yuan. The consolidated financial statements as of and for the year ended December 31, 2005 have been translated into United States dollars solely for the convenience of the reader, are not in accordance with accounting principles generally accepted in the United States of America and are unaudited. Solely for this purpose, the consolidated financial statements have been translated into U.S. dollars at the rate of ¥8.0702 = US$1.00, the approximate exchange rate prevailing on December 31, 2005. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

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

Inventory and Work in Progress– Inventory is comprised of purchased software available for resale and other consumable materials. Inventory is stated at the lower of average cost or net realizable value. Work in process consists of costs incurred on contracts that have not been completed nor recognized as revenue.

Deferred Offering Costs – The Company capitalizes direct and incremental costs associated with the acquisition of equity financing, which will be netted against the actual equity proceeds. If the equity offering is abandoned, the deferred offering costs will be charged to expense.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2005 is Unaudited)

Valuation of Long-lived Assets – The carrying values of the Company’s long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, the Company projects the undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections indicate that the carrying value of the long-lived asset will not be recovered, the carrying value of the long-lived asset is reduced by the estimated excess of the carrying value over the projected discounted cash flows.

Intangible Assets – Computer Software Costs and Research and Development – The Company charges all development costs to research and development until technological feasibility has been established. Technological feasibility has been established when a detail program design has been completed, or the completion of a working model. After reaching technological feasibility, additional software costs are capitalized until the software is available for general release to customers. The estimated useful life of capitalized software development expenditures is the shorter of four years or the estimated period of realization of revenue from the related software.

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

Services

The Company provides services for system integration which involves the design and development of complex IT systems to the customer’s specifications. These services are provided on a fixed-price contract and the contract terms generally are short term. Revenue is recognized on the completed contract method when delivery and acceptance is determined by a completion report signed by the customer.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2005 is Unaudited)

Work in process as shown on the balance sheet represents the cost of work performed towards providing such services that has not been completed as of the balance sheet date.

The Company offers telephone and minimal on-site support to its customers on a stand alone basis. Revenue from maintenance and technical support is recognized over the period of the agreement.

Advances from customers represent deposits received as of period end. They include amounts related to projects that had yet to be completed.

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

Income taxes – Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109, Accounting for Income Taxes. Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by SFAS No. 109.

Net Earnings (Loss) per Ordinary Share – Basic earnings (loss) per ordinary share is computed by dividing net income (loss) by the weighted-average number of ordinary shares outstanding. Diluted earnings (loss) per ordinary share is computed by dividing net income (loss) by the weighted-average number of ordinary shares and dilutive potential ordinary share equivalents outstanding. Potential ordinary share equivalents consist of shares issuable upon the conversion of preferred stock and the exercise of stock options and warrants.

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

(Information in United States Dollars, as of December 31, 2005 is Unaudited)

As of December 31, 2003, there were potential ordinary share equivalents from Series A convertible preferred stock of 578,125 ordinary shares and 62,499 options to purchase ordinary shares that were not included in the computation of diluted loss per ordinary share because their effect would have been anti-dilutive.

Stock-Based Compensation – Through December 31, 2005 the Company accounts for stock options issued to directors, officers and employees under Accounting Principles Board Opinion No. 25 and related interpretations (“APB 25”). As discussed below, the Company will account for these options at their fair value in accordance with SGAS 123R. The Company accounts for options and warrants issued to non-employees at their fair value in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

No compensation cost has been recognized during the years ended December 31, 2003, 2004 or 2005 in the accompanying consolidated financial statements from stock-based compensation. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, net income would have decreased and net loss would have increased to the following pro forma amounts:

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

Recently Enacted Accounting Standards – In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”). SFAS No. 123 (R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The cost will be measured based on the fair value of the instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123 and supersedes APB Opinion No. 25. As originally issued in 1995, SFAS No. 123 established as preferable the fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. The Company will be required to apply SFAS No. 123(R) as of the first interim reporting period that begins after December 15, 2005, and plans to adopt it using the modified-prospective method, effective January 1, 2006. The Company is currently evaluating the impact SFAS No. 123(R) will have on it and, based on its preliminarily analysis, expects that the adoption will not have a material impact on its financial statements.

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

(Information in United States Dollars, as of December 31, 2005 is Unaudited)

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

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2005 is Unaudited)

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

Motor vehicles	10 Years
Software	5 Years
Communication equipment	5 Years
Office equipment	5 Years
Leasehold improvements—shorter of	3 Years or Lease Term

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

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31, 2005
	2004	2005
			(Unaudited)
Motor vehicles	¥290,000	¥290,000	$35,935
Leasehold improvements	280,711	280,711	34,784
Office equipment	3,552,361	3,893,567	482,461
Communication equipment	154,644	157,279	19,489
Software	540,080	546,540	67,723

Total	4,817,796	5,168,097	640,392
Less: Accumulated depreciation	(3,622,121)	(4,010,980)	(497,011)

Property and equipment, net	¥1,195,675	¥1,157,117	$143,381

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

All intangible assets have a useful life of and are amortized over 4.0 years. Amortization expense for the years ended December 31, 2003, 2004 and 2005 was ¥1,405,339, ¥1,966,420, ¥2,305,835 ($285,722), respectively. Estimated aggregate amortization expense as of December 31, 2005 for the succeeding five years ending December 31, is as follows:

	Chinese Yuan	U.S. Dollars
	(Renminbi)	(Unaudited)
2006	¥2,315,534	$286,924
2007	1,620,966	200,858
2008	1,059,881	131,333
2009	529,998	65,673
Undetermined	490,465	60,774

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2005 is Unaudited)

Research and development costs for the years ended December 31, 2003, 2004 and 2005 were ¥522,484, ¥1,419,937 and ¥93,814 ($11,625), respectively. The Company has capitalized ¥490,465 of software costs that are not yet being amortized as the Company has yet to receive certification from the government for computer software that was recently developed.

NOTE 7. STOCKHOLDERS’ EQUITY (DEFICIT)

Reverse Stock Split – On June 16, 2005, the shareholders of the Company approved a 1-for-7.560678 reverse stock split to its outstanding ordinary stock. This split also affected the potential conversion of the preferred stock. The number of ordinary shares outstanding for all periods presented has been retroactively restated to reflect the reverse stock split in the accompanying consolidated financial statements. The shareholders of the Company changed its authorized shares to 6,613,756 ordinary shares with a par value of $0.0756 per share.

Preferred stock – The Company’s Articles of Association allows for the issuance of convertible preferred stock in the amount of 10,000,000 shares at a par value of $0.0756 per share with the rights as described in those articles. Holders of the preferred stock have the same voting rights as holders of ordinary stock. All other material rights are to be determined by special resolution of the Company.

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

At any time starting April 20, 2006, any majority holder of Series A convertible preferred stock had the right to require the Company to redeem of the Series A convertible preferred stock at a redemption price of ¥7.61 ($0.94) per share plus all declared but unpaid dividends. From the date of issuance in 2001, the redemption amount was ¥30,583,993 ($3,789,744). As a result, the Series A convertible preferred stock was mandatorily redeemable and was classified as a long-term liability upon adopting SFAS No. 150 during 2003. In accordance with EITF D-98, the Company recorded the carrying amount of the redeemable Series A preferred stock at its fair value when it was issued on April 20, 2001. The fair value was determined based upon its redemption value that date and resulted in a charge to accumulated deficit of ¥9,894,407 ($1,226,042) during 2001. There were no changes in the redemption value since the date of issuance.

Holders of Series A preferred were entitled to receive non-cumulative dividends of ¥0.25 ($0.03) per share per annum only if declared by the Board of Directors. No dividends were declared.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2005 is Unaudited)

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

Subscriptions Receivable – Reflected as a reduction to stockholders’ deficit is ¥575,722 ($71,339) due from stockholders related to 921,875 shares of outstanding ordinary stock that were issued to the founding shareholders in November 2000 and April 2001. The shareholders made cash payments during September 2005 of ¥575,722 which paid the subscriptions receivable in full.

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

At December 31, 2003, 2004, and 2005, the Company had 62,499 options outstanding. These options vested over 2 years and have an exercise price of $4.71. The options are exercisable through 2012.

NOTE 8. RELATED-PARTY TRANSACTIONS

Amounts Due From a Related Company – At December 31, 2001, E-Future had advanced ¥3,195,956 to Hainan Future Company, a company owned by shareholders (“Hainan”). The balance arose as the result of payments to suppliers on behalf of Hainan, cash advances to Hainan, Hainan’s collection of cash receipts from E-Future’s customers, and the sale of an investment in a company to Hainan, less the collection of cash receipts from Hainan’s customers, less Hainan’s payments to suppliers on behalf of E-Future, less the cost of software purchased from Hainan and less the purchase of two real estate parcels from Hainan. Hainan had no operations or employees from December 31, 2001. As a result, E-Future made payments to, provided services to and collected cash receipts from Hainan’s customers during the years ended December 31, 2003, 2004 and 2005. Those transactions along with the resulting balances receivable from Hainan were as follows:

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

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2005 is Unaudited)

Amounts Due From Shareholders – Represented amounts that were outstanding on loans to shareholders. The amounts were due on demand and had no fixed term of repayment. The amount outstanding as of December 31, 2004 was ¥53,973. There were no amounts due from shareholders outstanding at December 31, 2005.

Amounts Due to Related Parties – Represented the amounts due to Mr. Li and to Hainan Future Company, the former shareholders of E-Future Beijing, of ¥1,000,000 ($123,913) and ¥4,000,000 ($495,651), respectively, for the acquisition of the Company’s equity interest in e-Future Beijing. The balances due were unsecured, had no fixed terms of repayment and were considered due on demand. As amounts due did not require the payment of interest, the Company has calculated interest expense at its incremental borrowing rate and has recorded the interest expense and additional paid-in capital. For the years ended December 31, 2003, 2004 and 2005, the Company calculated interest expense at 6.9%.

On August 12, 2005, the Company paid Hainan ¥575,722 towards the amount due to Hainan. On September 25, 2005, Hainan acquired Mr. Li’s ¥1,000,000 receivable from the Company. On November 18, 2005, the Company and Hainan entered into an agreement whereby ¥1,897,683 of the payable to Hainan was forgiven by Hainan and the remaining balance payable to Hainan of ¥2,526,595 was offset against the receivable from Hainan discussed above of that same amount. The forgiveness of debt from this related party was recognized as a contribution to capital.

NOTE 9. INCOME TAXES

The Company is not subject to any income taxes in the United States or the Cayman Islands. Enterprises with foreign investment and foreign enterprises doing business in the People’s Republic of China (PRC) are generally subject to federal (state) enterprise income tax at a rate of 30% and a local income tax at a rate of 3%; however, due to the Company’s location in a State Standard High Technology Development Zone, the Company was granted a certification of High Technology Enterprise and will be taxed at a 15% federal rate for taxable income generated after 2001 and will be exempt from local tax. In addition, e-future Beijing is located in the Beijing Zhongguanchun High Technology Development Zone. Therefore, it was exempt from federal tax from 2000 and through 2002 and is exempt from 50% of the federal tax during 2003 through 2005. Since e-future Beijing has foreign invested capital, it is allowed a deduction for operating loss carry forwards for up to five years.

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

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2005 is Unaudited)

The provision (benefit) from income taxes was as follows:

				U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31, 2005
	2003	2004	2005
				(Unaudited)
Current tax before benefit of operating loss carry forwards	¥—	¥705,869	¥1,020,641	$126,470
Benefit of operating loss carry forwards	—	(705,869)	(1,020,641)	(126,470)

Total benefit (provision)	¥—	¥—	¥—	$—

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

¥20,663,054

NOTE 10. NOTES PAYABLE AND CONTINGENCIES

Short-Term Loan – In November 2003, the Company entered into a short term loan for ¥4,800,000, which was due in November 2004, and bore interest at 6.9 percent. The loan was paid in full during 2004.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2005 is Unaudited)

In February 2005, the Company entered into a short term loan for ¥2,800,000 which required a guarantor and was due in February 2006 and bore interest at 5.58 percent. The loan was paid in full during January 2006. The Company loaned the unrelated guarantor ¥800,000 under the same terms. The guarantor also paid this loan in full during January 2006.

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

Software Infringement Indemnity – Standard software license agreements contain an infringement indemnity clause under which the company agrees to indemnify and hold harmless customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringements by their software products. The terms constitute a form of guarantee that is subject to the provisions of Financial Accounting Standards Board issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others.” The estimated liability under the guarantee is zero.

Litigation – In August 2002, the Company was sued for the termination of contracts between the Company and another party. The other party sued for costs and losses in the amount of ¥665,500 ($82,464). The case is currently in the procedure of first instance or first trial.

1) In the administration of adjudication of Civil litigations in P.R.China, the people’s courts adopt the system whereby a case shall be finally decided after at most two trials, which are called first instance and second instance respectively. This means: (a) Judgments or orders of the first instance shall come from a local people’s court, and a party may bring an appeal only once to the people’s court at the next higher level; (b)Judgments or orders of the first instance of the local people’s courts at various levels become legally effective if, within the prescribed period for appeal, no party makes an appeal; (c)judgments and orders of the court of the second instance, if any, shall be seen as final decisions of the case and cannot be appealed, however, any judgments and orders rendered by the Supreme People’s Court as the court of the first instance shall become immediately legally effective. This case isn’t with the Supreme People’s Court.

2) We have accrued ¥665,500 in accrued expenses. There might be additional expenses related to this claim but it is impossible for us to forecast all of the possibilities related to this case. To our actual knowledge, the additional expenses that could be incurred include:

(a) additional accrued interest expense

(b) execution (of the legally effective legal documents) expenses of the case

(c) accepting fee of People’s Court(s)

We have considered the likely out come of this case based on past experience with similar cases and determined that the total amount of estimated costs should be accrued and expensed as a result of the claim. There could be additional costs related to the case which can not be estimated at this time.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2005 is Unaudited)

NOTE 11. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

			U.S. Dollars
	Chinese Yuan (Renminbi)		December 31, 2005
	2004	2005
			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	¥112	¥7,393	$916

Total current assets	112	7,393	916

Non-current assets
Investments in and amounts due from subsidiary	8,911,797	10,529,865	1,304,783
Deferred offering costs	—	2,009,360	248,985

Total non-current assets	8,911,797	12,539,225	1,553,768

Total assets	¥8,911,909	¥12,546,618	$1,554,684

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties	¥5,000,000	¥—	$—
Accrued expenses	—	454,300	56,294

Total current liabilities	5,000,000	454,300	56,294

Long-term liability
Mandatorily redeemable Series A convertible preferred stock, ¥ 0.6257 ($0.0756) par value; 4,016,610 and 0 shares authorized and outstanding	30,583,993	—	—

Shareholders’ equity
Undesignated preferred shares, ¥ 0.6257 ($0.0756) par value;
5,983,390 shares authorized; no shares outstanding	—	—	—
Ordinary shares, ¥ 0.6257 ($0.0756) par value; 6,613,756 shares authorized;
921,875, 921,875 and 1,500,000 shares outstanding, respectively	576,817	938,550	116,298
Additional paid-in capital	1,235,759	33,592,443	4,162,528
Statutory reserves	2,263,481	3,084,020	382,149
Subscriptions receivable	(575,722)	—	—
Accumulated deficit	(30,172,419)	(25,522,695)	(3,162,585)

Total shareholders’ equity	(26,672,084)	12,092,318	1,498,390

Total liabilities and shareholders’ equity	¥8,911,909	¥12,546,618	$1,554,684

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2005 is Unaudited)

Condensed statements of operations

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31, 2005
	2003	2004	2005
				(Unaudited)
General and administrative expense	¥(15,694)	¥(34,932)	¥(983)	$(122)

Operating loss	(15,694)	(34,932)	(983)	(122)

Equity in profit (loss) of subsidiary	1,166,471	4,906,218	5,707,988	707,291
Other income	—	—	—	—
Interest income	—	—	—	—
Interest expense	(347,694)	(346,096)	(236,742)	(29,335)

Net income (loss)	¥(1,529,859)	¥4,525,190	¥5,470,263	$677,834

Condensed cash flow statements

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31, 2005
	2003	2004	2005
				(Unaudited)
Cash flows from operating activities:
Net income (loss)	¥(1,529,859)	¥4,525,190	¥5,470,263	$677,834
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in (profit) loss of subsidiary	1,166,471	(4,906,218)	(4,144,663)	(513,576)
Interest on notes payable contributed by shareholders	345,150	346,096	236,742	29,335
Expenses paid by subsidiary on behalf of parent	—	34,928	(2,009,360)	(248,985)
Changes in assets and liabilities
Accrued expenses	—	—	454,300	56,294

Net cash provided by (used in) operating activities	(18,238)	(4)	7,282	902

Cash flows from investing activities:
Payment on amount due to related company	—	—	(575,723)	(71,339)

Net cash used in investing activities	—	—	(575,723)	(71,339)

Cash flows from financing activities:
Proceeds from subscription receivable	—	—	575,722	71,339

Net cash used in investing activities	—	—	575,722	71,339

Net (decrease) increase in cash	(18,238)	(4)	7,281	902
Cash and cash equivalents at beginning of year	18,354	116	112	14

Cash and cash equivalents at end of year	¥116	¥112	¥7,393	$916

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2005 is Unaudited)

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

EXHIBIT INDEX

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (1)

1.2	Amended and Restated Memorandum of Association of the Registrant (1)

1.3	Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (1)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	Labor Contract by and between e-Future Beijing and Adam Yan (1)

4.2	Labor Contract by and between e-Future Beijing and Qicheng Yang (1)

4.3	Labor Contract by and between e-Future Beijing and Hongjun Zou (1)

4.4	Labor Contract by and between e-Future Beijing and Johnson Li (1)

4.5	Labor Contract by and between the e-Future Beijing and Zhou Kefu (1)

4.6	Registration Rights Agreement by and among the Registrant, C Tech Fund and e-Millennium Limited (1)

4.7	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Qicheng Yang and Ling Zhang (1)

4.8	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Adam Yan and Xuejun Zhang (1)

4.9	Summary of translation of Share Transfer Agreement of e-Future (Beijing) Tornado Information Technology, Inc. by and between Dafu Zou and Johnson Li (1)

4.10	New Agreement to terminate Agreement and forgive debt (1)

4.11	Memorandum of Understanding by and between IBM China Company Limited and the Registrant (1)

4.12	ISV Advantage Agreement by and between IBM Engineering Technology (Shanghai) Co., Ltd. and the Registrant (1)

4.13	Termination and Debt Forgiveness Agreement by and among e-Future (Beijing) Tornado Information Technology Inc., e-Future Information Technology Inc. and Hainan Future Computer Co., Ltd. (1)

4.14	Summary of translation of Guarantee Agreement numbered 2005 Wangbaozhi No. 002 (1)

4.15	Summary of translation of agreement, dated February 20, 2000, by and between e-Future Beijing and Hainan Future Computer Co., Ltd. transferring ONE POS-ERP (1)

4.16	Summary of Translation of Agreement by and between e-Future (Beijing) Tornado Information Technology, Inc. and Limen (China) Group (2)

8.1	Subsidiaries of the Registrant (1)

11.1	Code of Business Conduct and Ethics (2)

12.1	Section 302 Certification of Adam Yan (2)

13.1	Section 906 Certification of Adam Yan (2)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 333-126007).
(2)	Previously filed.