Form 20-F/A
period 2005-12-31
eFuture Information Technology Inc.
filed 2006-08-25
CIK 1329365

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

We have identified a “significant deficiency” in internal control over our financial reporting, primarily related to our ability to properly record and track advances from our customers. Our inability to properly record and track such advances may result in inadequate or deficient financial reporting, hinder our ability to report accurate financial results and prevent fraud, weaken investor confidence in our financial reporting and adversely affect the market price for our ordinary shares.

Mr. Adam Yan, our chief executive officer and principal accounting officer has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2005. Because of the existence at that date of a “significant deficiency” in our internal control over financial reporting, which is described below, he has concluded that such disclosure controls and procedures were not effective as of that date to achieve their intended objectives.

During the course of the financial close and the preparation of our consolidated financial statements for fiscal year 2005, our Company’s chief accountant, Mr. Yan Yan, identified the existence of a “significant deficiency,” in our ability to properly record and track advances from our customers.

We often receive advances from customers for work to be performed in the future and record these as advances from customers. During 2004, we recognized revenue for goods and services provided to certain customers in accordance with our revenue recognition policy; however, while reducing the advances from customers, we applied the amounts to a single customer creating a debit balance for this individual customer which was then reclassified to accounts receivable. During May 2006, we realized the error, reversed the 2004 reclassification entry and properly applied the revenue amounts to the correct customers.

After the discovery of the “significant deficiency”, we provided detailed reports and copies of software contracts related to and/or affected by the “significant deficiency” to our auditor. Our auditor reviewed these materials but did not conduct the sort of detailed review anticipated by the Sarbanes Oxley Act of 2002, as we are not yet required to obtain such a review. Consequently, our auditor has not provided the attestation that would be required by the Sarbanes Oxley Act if it applied.

The “significant deficiency” was detected in the evaluation process and the transactions have been appropriately recorded and disclosed. We are in the process of improving our internal control over financial reporting in an effort to resolve these deficiencies through improved supervision and training of our accounting staff, but additional effort is needed to fully remedy these deficiencies. Additionally, we have remedied our review procedure in at least two ways. First, we have required our accounting staff to review all significant transactions by two separate individuals to verify the accuracy of the recording of the transactions. Second, we have discussed with our auditors the existence and nature of the “significant deficiency,” which highlighted this issue as an area for close scrutiny in our current year audit. Our management and directors will continue to work with our independent registered public accounting firm and outside advisors to ensure that our controls and procedures are adequate and effective.

Notwithstanding the foregoing, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of the effectiveness of internal controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate. If we are unable to implement an effective system of internal control, we may be unable to report accurate financial results or to prevent fraud. Further, such a failure could harm our investors’ confidence in our financial reporting and may adversely affect the market price for our shares.

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

We have undertaken a review of our internal control over financial reporting during fiscal years 2004 and 2005. We provided detail reports and, after the discovery of the “significant deficiency” discussed below, copies of software contracts related and/or affected by the “significant deficiency” to our auditor. Our auditor reviewed these materials but did not conduct the sort of detailed review anticipated by the Sarbanes Oxley Act of 2002, as we are not yet required to obtain such a review. Consequently, our auditor has not provided the attestation that would be required by the Sarbanes Oxley Act and Item 15(b) of Form 20-F because we are neither a large accelerated filer nor an accelerated filer and are thus not currently required to obtain such an attestation from our auditor.

In the course of our review, we have identified certain deficiencies in the design or operation of our internal control over financial reporting. We have classified these deficiencies using the following classification from the Public Company Accounting Oversight Board:

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

During the course of the financial close and the preparation of our Consolidated Financial Statements for fiscal year 2005, our Company’s chief accountant, Mr. Yan Yan, identified the existence of a “significant deficiency,” in our ability to properly record and track advances from our customers. Mr. Yan was reviewing our Company’s financial records in May 2006 to prepare for our audit when he discovered an error. We often receive advances from customers for work to be performed in the future and record these as advances from customers. During 2004, we recognized revenue for goods and services provided to certain customers in accordance with our revenue recognition policy; however, while reducing the advances from customers, we applied the amounts to a single customer creating a debit balance for this individual customer which was then reclassified to accounts receivable. During May 2006, we realized the error, reversed the 2004 reclassification entry and properly applied the revenue amounts to the correct customers. As our chief accountant and chief executive officer corrected the deficiency, and we did not need to retain additional employees or consultants to remediate the “significant deficiency,” the costs of remediating this deficiency did not materially impact our results of operations. Moreover, as described in more detail below, we do not anticipate that our proactive steps to avoid such “significant deficiencies” in the future will materially affect our results of operations.

The “significant deficiency” was detected in the evaluation process and the transactions have been appropriately recorded and disclosed in this Form 20-F. We are in the process of improving our internal control over financial reporting in an effort to resolve these deficiencies through improved supervision and training of our accounting staff, but additional effort is needed to fully remedy these deficiencies. Additionally, we have remedied our review procedure in at least two ways. First, we have required our accounting staff to review all significant transactions by two separate individuals to verify the accuracy of the recording of the transactions. Second, we have discussed with our auditors the existence and nature of the “significant deficiency,” which highlighted this issue as an area for close scrutiny in our current year audit. Our management and directors will continue to work with our independent registered public accounting firm and outside advisors to ensure that our controls and procedures are adequate and effective.

In addition to the foregoing “significant deficiency,” we also failed to provide an adequate response to Item 15 in our first filing of the Form 20-F, which failure was remedied in our filing of our first amendment (and in each subsequent amendment) thereof. The failure to respond substantively to Items 15(a) and 15(d) in the initial filing of the Form 20-F in particular is a deficiency in the Company’s disclosure controls and procedures. We have remedied this deficiency in the amendments and are continuing to improve our internal control to ensure that adequate disclosures are available in the future.

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

Item 19. Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (1)

1.2	Amended and Restated Memorandum of Association of the Registrant (1)

1.3	Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (1)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	Labor Contract by and between e-Future Beijing and Adam Yan (1)

4.2	Labor Contract by and between e-Future Beijing and Qicheng Yang (1)

4.3	Labor Contract by and between e-Future Beijing and Hongjun Zou (1)

4.4	Labor Contract by and between e-Future Beijing and Johnson Li (1)

4.5	Labor Contract by and between the e-Future Beijing and Zhou Kefu (1)

4.6	Registration Rights Agreement by and among the Registrant, C Tech Fund and e-Millennium Limited (1)

4.7	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Qicheng Yang and Ling Zhang (1)

4.8	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Adam Yan and Xuejun Zhang (1)

4.9	Summary of translation of Share Transfer Agreement of e-Future (Beijing) Tornado Information Technology, Inc. by and between Dafu Zou and Johnson Li (1)

4.10	New Agreement to terminate Agreement and forgive debt (1)

4.11	Memorandum of Understanding by and between IBM China Company Limited and the Registrant (1)

4.12	ISV Advantage Agreement by and between IBM Engineering Technology (Shanghai) Co., Ltd. and the Registrant (1)

4.13	Termination and Debt Forgiveness Agreement by and among e-Future (Beijing) Tornado Information Technology Inc., e-Future Information Technology Inc. and Hainan Future Computer Co., Ltd. (1)

4.14	Summary of translation of Guarantee Agreement numbered 2005 Wangbaozhi No. 002 (1)

4.15	Summary of translation of agreement, dated February 20, 2000, by and between e-Future Beijing and Hainan Future Computer Co., Ltd. transferring ONE POS-ERP (1)

4.16	Summary of Translation of Agreement by and between e-Future (Beijing) Tornado Information Technology, Inc. and Limen (China) Group (2)

8.1	Subsidiaries of the Registrant (1)

11.1	Code of Business Conduct and Ethics (2)

12.1	Section 302 Certification of Adam Yan (3)

13.1	Section 906 Certification of Adam Yan (3)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 333-126007).
(2)	Previously filed.
(3)	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-20 and has duly caused this Amendment to the Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form F-20 to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 25th day of August, 2006.

E-FUTURE INFORMATION TECHNOLOGY INC.

By:	/s/ Adam Yan
Name:	Adam Yan
Chairman and Chief Executive Officer (Principal Executive Officer and Principal Accounting Officer)

Date:	August 25, 2006

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS	Registered with the Public Company
5 Triad Center, Suite 750	Accounting Oversight Board
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

EXHIBIT INDEX

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (1)

1.2	Amended and Restated Memorandum of Association of the Registrant (1)

1.3	Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (1)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	Labor Contract by and between e-Future Beijing and Adam Yan (1)

4.2	Labor Contract by and between e-Future Beijing and Qicheng Yang (1)

4.3	Labor Contract by and between e-Future Beijing and Hongjun Zou (1)

4.4	Labor Contract by and between e-Future Beijing and Johnson Li (1)

4.5	Labor Contract by and between the e-Future Beijing and Zhou Kefu (1)

4.6	Registration Rights Agreement by and among the Registrant, C Tech Fund and e-Millennium Limited (1)

4.7	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Qicheng Yang and Ling Zhang (1)

4.8	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Adam Yan and Xuejun Zhang (1)

4.9	Summary of translation of Share Transfer Agreement of e-Future (Beijing) Tornado Information Technology, Inc. by and between Dafu Zou and Johnson Li (1)

4.10	New Agreement to terminate Agreement and forgive debt (1)

4.11	Memorandum of Understanding by and between IBM China Company Limited and the Registrant (1)

4.12	ISV Advantage Agreement by and between IBM Engineering Technology (Shanghai) Co., Ltd. and the Registrant (1)

4.13	Termination and Debt Forgiveness Agreement by and among e-Future (Beijing) Tornado Information Technology Inc., e-Future Information Technology Inc. and Hainan Future Computer Co., Ltd. (1)

4.14	Summary of translation of Guarantee Agreement numbered 2005 Wangbaozhi No. 002 (1)

4.15	Summary of translation of agreement, dated February 20, 2000, by and between e-Future Beijing and Hainan Future Computer Co., Ltd. transferring ONE POS-ERP (1)

4.16	Summary of Translation of Agreement by and between e-Future (Beijing) Tornado Information Technology, Inc. and Limen (China) Group (2)

8.1	Subsidiaries of the Registrant (1)

11.1	Code of Business Conduct and Ethics (2)

12.1	Section 302 Certification of Adam Yan (3)

13.1	Section 906 Certification of Adam Yan (3)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 333-126007).
(2)	Previously filed.
(3)	Filed herewith.