Form 20-F
period 2006-12-31
eFuture Information Technology Inc.
filed 2007-06-28
CIK 1329365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 333-126007

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

Ordinary Shares, par value $0.0756 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,633,500 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act). (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐     Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐     No  ☒

i

SPECIAL CAUTIONARY NOTICE REGARDING

FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, including matters discussed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3 - Key Information-Risk Factors,” “Item 4 - Information on the Company,” “Item 5 - Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

PART I

Unless the context requires otherwise, references in this report to “e-Future,” “the Company,” “we,” “us,” and “our” refer to e-Future Information Technology, Inc. and our wholly-owned subsidiary, e-Future (Beijing) Tornado Information Technology Inc.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

	RMB					USD
	For the Year Ended December 31,					For the Year Ended December 31,
	2002	2003	2004	2005	2006	2006
						(Unaudited)
Total Sales	¥36,176,310	¥28,453,099	¥34,703,297	¥39,244,001	¥47,843,530	$6,130,563
Income (Loss) From Operations	(5,825,259)	(1,165,482)	5,197,762	5,843,028	7,976,967	1,022,151
Net Income (Loss)	(6,140,366)	(1,529,859)	4,525,190	5,470,263	8,104,726	1,038,521
Basic Earnings (Loss) Per Share	(6.66)	(1.66)	4.91	4.43	4.80	0.61
Diluted Earnings (Loss) Per Share	(6.66)	(1.66)	2.90	3.50	4.43	0.57

	RMB					USD
	As of December 31,					As of December 31,
	2002	2003	2004	2005	2006	2006
						(Unaudited)
Total Assets	¥31,637,536	¥34,746,298	¥25,893,808	¥31,657,674	¥83,025,047	10,638,645
Total Current Liabilities	(31,591,125)	(35,705,675)	(21,981,899)	(19,565,356)	(18,476,058)	(2,367,482)
Long-term Liabilities	(30,405,072)	(30,583,993)	(30,583,993)	—	—	—
Net Assets	(30,358,661)	(31,543,370)	(26,672,084)	12,092,318	64,548,989	8,271,163
Capital Stock
(Excluding Long Term Debt and Redeemable Preferred Stock)	576,817	576,817	576,817	938,550	1,647,781	211,143

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual financial report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual financial report were made at a rate of RMB 7.8041 to US$1.00, the noon buying rate in effect as of December 30, 2006. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China (the “PRC”) imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per US Dollar)
2002	8.2800	8.2770	8.2800	8.2669

2003	8.2767	8.2772	8.2800	8.2765

2004	8.2765	8.2768	8.2771	8.2765

2005	8.0702	8.1940	8.0702	8.2765

2006	7.8041	7.9723	7.8041	8.0702

December	7.8041	7.8220	7.8041	7.8350

2007

January	7.7714	7.7876	7.7705	7.8127

February	7.7410	7.7502	7.7410	7.7632

March	7.7232	7.7369	7.7232	7.7454

April	7.7090	7.7247	7.7090	7.7345

May	7.6516	7.6773	7.6463	7.7065

June (through June 27th)	7.6210	7.6351	7.6175	7.6680

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Though we achieved profitability since 2004, however, we had a shareholders’ deficit of RMB 26,672,084 as of December 31, 2004, RMB 30,583,993 was attributable to the issuance of mandatorily redeemable, convertible preferred stock in 2001 which was classified for accounting purposes as a long-term liability. The holders of these preferred shares converted them into ordinary shares on June 16, 2005. As of December 31, 2006, our shareholders’ deficit was replaced with shareholders’ equity of RMB 64,548,989. While we have recently achieved profitability, there can be no assurance, however, that we will be able to continue our growth or profitability.

In 2006, revenues from the service fee increased 72.8% comparing to 2005, such growth will require our officers to manage our business efficiently while recruiting a significant number of new employees to assist in further development and implementation of our software.

In 2006, our service income increased significantly comparing to 2005, which mainly due to our efforts on focusing on services and expanded our direct sales force in key geographic markets. The growth in the size and complexity of our business has placed and is expected to continue to place a significant strain on our management and operations. Continued growth, will require us to recruit and hire a substantial number of new employees, including consulting and product development personnel. In particular, our ability to undertake new projects and increase license revenues is substantially dependent on the availability of our consulting personnel to assist in the licensing and implementation of our software solutions. We will not be able to continue to increase our business at historical rates without adding significant numbers of personnel skilled in software implementation and integration. Although we have not incurred significant difficulty in the hiring and training of skilled employees to date, there can be no assurance that we will effectively locate, retain or train additional personnel in the future. In the event we are unable to sufficiently increase our integration and implementation workforce over time, we may be required to forego licensing opportunities. Our ability to compete effectively and to manage future growth, if any, also will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis.

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

We believe that while the Chinese market for supply chain management software is subject to intense competition, the number of significant competitors is relatively limited. For example, in 2006, total revenues for software and maintenance in the Chinese enterprise application software market were approximately $50,000,000 and we generated approximately $4,700,000. As such, while we believe that we effectively compete in our market, our competitors occupy a substantial competitive position. There can be no assurance that we will be able to effectively compete in our industry on an ongoing basis.

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

We are substantially dependent upon our key personnel, particularly Adam Yan, our Chairman and Chief Executive Officer.

Our performance is substantially dependent on the performance of our executive officers and key employees. In particular, the services of:

•	Adam Yan, our Chairman and Chief Executive Officer,

•	Qicheng Yang, our Chief Technology Officer,

•	Hongjun Zou, our Chief Operating Officer,

•	Johnson Li, our Vice President,

•	Kefu Zhou, our Chief Architecture Officer, and

•	Ping Yu, our Chief Financial Officer

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

Implementation of our software may involve a significant amount of systems developed by third parties. Although we have not experienced a material number of defects associated with our software to date, despite extensive testing, we may, from time to time, discover defects or errors in our software only after use by a customer. We may also experience delays in shipment of our software during the period required to correct such errors. In addition, we may, from time to time, experience difficulties relating to the integration of our software products with other hardware or software in the customer’s environment that are unrelated to defects in our software products. Such defects, errors or difficulties may cause future delays in product introductions and shipments, result in increased costs and diversion of development resources, require design modifications or impair customer satisfaction with our software. Since our software are used by our customers to perform mission-critical functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or out of our control that may arise from the use of our products could result in financial or other damages to our customers. To date, however, we have not had significant difficulties integrating our software into our customers’ existing systems. We do not maintain product liability insurance. Although our license agreements with customers contain provisions designed to limit our exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect us against such claims and the liability and costs associated therewith. To the extent we are found liable in a product liability case, we could be required to pay substantial amount of damages to an injured customer, thereby impairing our financial condition.

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

The Chinese economy has grown at an approximately 9 percent rate for more than 25 years, making it the fastest growing major economy in recorded history. Much of this growth has occurred in our customers’ industries. For example:

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

Based upon the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”) by the U.S. Internal Revenue Service (“IRS”) for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, a U.S. investor will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either:

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

The PRC State Administration of Foreign Exchange (“SAFE”) issued a public notice in January 2005 concerning foreign exchange regulations on mergers and acquisitions in China. The public notice states that if an offshore company intends to acquire a PRC company, such acquisition will be subject to strict examination by the relevant foreign exchange authorities. The public notice also states that the approval of the relevant foreign exchange authorities is required for any sale or transfer by the PRC residents of a PRC company’s assets or equity interest to foreign entities, such as us, for equity interests or assets of the foreign entities.

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

To the extent a PRC investor desires to purchase our ordinary shares in the secondary market, such resident must obtain SAFE and other relevant government approval prior to such investment. Upon the sale of our ordinary shares in the secondary market, a PRC resident must promptly notify SAFE of a material change in ownership. As (a) we do not anticipate a significant number of PRC residents participating in our secondary market and (b) SAFE regulations generally focus upon the initial foreign exchange transaction by which a PRC resident will purchase our ordinary shares, we do not anticipate that SAFE regulations will impact the resale of our ordinary shares in any significant manner.

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

The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (“OECD”). These differences include:

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

While these transactions were not among independent parties and, arguably, not at arms’ length as a result of the employer-employee relationship between the parties, the parties to the transaction actively negotiated the purchase price of the shares sold. At the time of the transaction, Hainan Future was essentially dormant. The aggregate consideration paid by Messrs. Zhang of ¥300,000 was equal to the book value of Hainan Future’s assets at the time of the transaction as determined by the then shareholders of Hainan Future in good faith. The parties to the transactions did not consider alternative payment structures.

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

In recent years, the Chinese government has committed significant effort to modernize China’s logistics and transportation infrastructure. In particular, China’s accession to the World Trade Organization in 2001 emphasized the liberalization and modernization of China’s economic system. Under China’s WTO agreement, the country will progressively remove the restrictions that prevent foreign companies from participating in the logistics and transportation sectors. We also expect China’s WTO status to stimulate China’s growth by opening its economy to competition and encouraging collaboration between local and foreign companies.

Participants in China’s supply chain are currently facing intensifying competition, fluctuating demand, evolving retail channels and increasing globalization. Sales are pressured, margins are compressed through intensified competition and most companies are trying to achieve improved results with fewer people. As a result, small and large Chinese companies are increasingly seeking technology solutions to better manage their increasingly complex businesses, improve their operating efficiencies and financial performance, and strengthen their relationships with customers and suppliers. Despite the fact that Chinese businesses traditionally have low technology adoption rates, we believe that China’s rapid economic development will require Chinese companies to look to source ready-made solutions for supply chain management.

China’s Economic Development

China’s population of approximately 1.3 billion people is expected to grow by roughly 15 million people per year. The country’s gross national product has grown at a rate of approximately 9 percent for more than 25 years, making it the fastest growth rate for a major economy in recorded history. In the same 25 year period, China has moved more than 300 million people out of poverty and quadrupled the average Chinese person’s income. The tremendous potential of this market is noted by the fact that 400 of the world’s largest 500 companies are investing in China.

These development factors have produced a burgeoning consumer goods market, as the spending power and aspirations of consumers rise. In response, industries are consolidating and modern retailers are penetrating second-tier and even some third-tier Chinese cities. We believe that the need to modernize China’s supply chain infrastructure is increasing at a dramatic rate. The appearance of modern retailers in China is also generating demand for more efficient and reliable systems and services.

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

We released a third program, e-Future ONE POS-ERP, a multi-format retail enterprise resources planning tool that we purchased from Hainan Future Computer Company Limited on July 31, 2000. In order to smoothly operate the Company and to apply for preferential tax treatments so as to solve the Company’s problem of lacking software, on February 20, 2000, e-Future Beijing executed an agreement with Hainan Future, in which e-Future Beijing purchased from Hainan Future the copyright and the relevant intangible assets of one set of computer software (POS-ERP), which was independently developed by Hainan Future and the registration number is 2000SR1016, at a total price of RMB 5,160,000 in which one-year of customized development and technical support were included. As provided in this Agreement, e-Future Beijing was entitled to sell and develop new products based on the software at its own discretion. The PRC National Copyright Bureau issued a Certificate on May 24,2001 proving the filing of the aforementioned transfer of the computer software, according to this certificate, as of April 11, 2001, e-Future Beijing would have the right to use, the licensing right and the right to get paid for the computer software within the time limit regulated by law. Through e-Future Beijing we developed our remaining software products following the creation of our holding company structure.

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

Foundation Solutions:

Type of Customer	e-Future ONE Solution
Manufacturer	e-Future ONE Visual DRP (Visual Distribution Resources Planning Solution) Released June 25, 2002.

Distributor	e-Future ONE DMS (Distributor Management System Solution) Released September 25, 2002.

Retailer	e-Future ONE POS-ERP (Multi-Format Retail Enterprise Resources Planning Solution) Released January 31, 2000.

e-Future ONE eWalkman R2005 (Mobile POS-ERP solution) Released December 25, 2005

Logistics/Distributor	e-Future ONE LRP (Logistics Resources Planning Solution) Released January 5, 2003.

Collaborative Solutions:

Type of Customer	e-Future ONE Solution
Manufacturer	e-Future ONE CRM/VMI/CPFR Solution Released November 8, 2001.

Retailer	e-Future ONE SCM/CRM (Visual Supply Chain Management and Customer Relationship Management Solutions) Released December 19, 2000.

Third Party ASP Operator	e-Future ONE ESCM/e-Market Place (e-Supply Chain Management and e-Marketplace Solutions) Released December 19, 2000.

Intelligent Solutions:

Type of Customer	e-Future ONE Solution
Retailer	e-Future ONE BI/CM/Cleve (Business Intelligent, Category Management and Market Analysis Solution) Released October 5, 2001.

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

•

e-Future ONE SCM is a product designed for synergistic distribution designed to promote collaborative business between retailers and their suppliers. Developed with IBM Websphere application software, this program gives support to upstream enterprises to participate in retailing enterprises’ vendor managed inventory processes and provides online analyses via the Internet. It enables retailers and suppliers to share consistent and accurate information such as promotion, sales and inventory data. Retailers and suppliers use this information to identify sales forecast exceptions, prevent out-of-stocks and reduce inventories. It also can help suppliers to verify their bills and confirm replenishment orders.

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

•

e-Future ONE eWalkman is an all-in-one portable payment system which can place a full screen of easily viewed information at both the operator and customer locations. Using wireless connectivity, mobile POS allows retailers to bring the store to the customer and greatly decrease check-out times, helping retailers decrease operating costs and boost their competitive position by getting closer to their customers at every point of interaction, while increasing inventory turnover and employee productively.

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

We have currently developed an enhanced version of our ECR programs to coordinate product push and consumer price concepts. It enables retailers and suppliers to coordinate commodity supply and serve processes. We have completed a pilot test of this program and we tested the program at three key accounts at Proctor & Gamble China. We incorporated improvements and released a final product in August 2006.

In July 2006, we have completed developing an enhanced VMI (vendor managed inventory) product that enables manufacturers and suppliers to coordinate their customers’ inventory in real-time through the use of SKU (stock keeping units) management.

POS-ERP Product. We developed a next-generation retail information system that employs a three layer web-based structure with state-of-the-art information technology to assist our retail customers with operations expanding nationally or world-wide. Our program includes advanced modules such as merchandise planning, revenue management and space and category management. We recently started pilot development on this project.

LRP/SMS/CRM/SCM Products. We are developing an enhanced logistics resources planning (LRP) solution, a short messaging service (SMS) application for use without customer relationship management (CRM) and a supply chain management (SCM) solution for public institutions. We established a mobile solutions lab in May 2006 to pursue further development.

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

Following a one-year regular maintenance program that is an element of our initial software installation, our customers may purchase three levels of annual continued maintenance services. As noted below, under our Regular and Silver plans, we generally provide these maintenance services over the telephone during regular business hours. For our customers who elect to purchase our Gold plan at a higher cost, we will provide these services at the customer’s location and on a real-time basis, if appropriate. Each level of maintenance offers customers different options to meet their particular needs.

	Regular Maintenance	Silver Maintenance	Gold Maintenance
Hotline Service	Standard	Standard	Standard

Program Debugging	Standard	Standard	Standard

Remote Servicing	Standard	Standard	Standard

Call Center Service	Standard	Standard	Standard

Inspection Service	Yearly	Quarterly	Monthly

Emergency Response	24-36 Hours	12-18 Hours	4-8 Hours

System Upgrades	2 Years	Yearly	Semi-Annually

Fieldwork Service	No	No	Yes

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

In 2006, we derived RMB 6,607,337 in gross revenues from the provision of our consulting and maintenance services. Of this amount, RMB 3,964,402 or 60% represented gross revenues for consulting services and RMB 2,642,935 or 40% represented gross revenues for maintenance services.

Consulting Services

Our consulting services group consists of business consultants, systems analysts and technical personnel with extensive retail, manufacturing, and wholesale industry experience. The consulting services group assists our customers in all phases of systems implementation that exceed the limited services we provide under our maintenance arrangements, including systems planning and design, customer-specific configuration of application modules, and on-site implementation or conversion from existing systems. We also offer a variety of post-implementation consulting services designed to maximize our customers’ return on software investment, which include enhanced utilization reviews and business process optimization.

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

Our software is highly scalable. We have designed our software to be demand-driven with the goal of reducing our customers’ risk of making large investments in software that fails to expand with the customers’ businesses.

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

National Chain Retailers. We currently license our products to national chain retailers throughout more than 80 Chinese cities. We expect to license additional products to additional customers in more than 150 cities within the next several years. We are now allocating a significant portion of the proceeds of our initial public offering to the expansion of our sales team such that our sales efforts will extend to up to 50 major Chinese cities and up to 300 regional cities throughout China.

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

• Anticipate a rise in the need for Chinese supply chain management services. We anticipate that an expanding market and increasing customer demand will position the Chinese supply chain as a competitive differentiator. Since the Chinese government and industry now recognize the impact of China’s supply chain performance gap, status quo performance will no longer be acceptable to consumers. As we continue to firmly establish our company in the supply chain management arena, we stand to benefit as demand for our services increases.

We utilize a significant portion of the proceeds of our first public offering to enhance our existing software while also developing new ECR, VMI and retailing payment systems.

Customers

We provide software and service to all participants in China’s supply chain front end market. These clients include manufacturers, distributors, wholesalers, logistics companies and retailers throughout China.

Currently, our software solutions are utilized:

•	in all provinces in China other than Taiwan and Macau;

•	in more than 200 cities;

•	by more than 680 clients, including over 400 retailers, over 270 distributors, and several manufacturers;

•	by more than 35 companies listed on public markets in Shanghai, Shenzhen, Hong Kong, the United States and Singapore;

•	by several foreign-owned enterprises;

•	by more than 9,700 stores;

•	by over 30% the top 100 retailers and 15 of the top 50 largest retailers in China;

•	at more than 1,800 distribution nodes; and

•	at more than 50,000 retailing points-of-sale.

Our manufacturing customers include:

•	Procter & Gamble China, China’s largest consumer goods manufacturer;

•	Haier Group, China’s largest household appliance manufacturer;

•	Johnson & Johnson China, the world’s most comprehensive and broadly based manufacturer of health care products; and

•	Kimberly-Clark China, a global manufacturer of health and hygiene products.

Our retail customers include:

•	B & Q China, a leading home improvement retail brand from Europe;

•	Gucci China, one of the most recognized luxury fashion brands;

•

JUSCO China, the Chinese arm of Aeon Co., LTD, a top retailer in Japan and a part of a retail conglomerate of over 150 member companies in Japan and overseas whose business model is based upon shopping center operations;

•	Limen (China) Group, a franchisee of Disney China’s Mickey’s Space chain stores;

•	Tian Jing Tians Group, a multinational group listed on the American Stock Exchange;

•	Tian Jing Homeway, one of the largest Chinese home improvement stores which was acquired by Home Depot in 2006;

•	Suning Appliance, China’s second largest specialty retailer of consumer electronics, personal computers, entertainment software and appliances;

•	Parkson China Group, the Chinese arm of the largest department store in Malaysia and a company listed on the main board of The Stock Exchange of Hong Kong Limited;

•	Beijing Wangfujing Department Store (Group) Inc., China’s first, large, state-owned department store;

•	Beijing SOGO, a famous Beijing department store;

•	The Orient Home Group, one of the largest Chinese home improvement stores;

•	Shenzhen Tongluowan Group, the owner of the largest shopping malls in many Chinese cities;

•	Shijiazhuang Belren Group, the first, large department store and hypermarket chain in the Hebei province of China;

•	Jinan Yinzuo Group, the first, large department store and hypermarket china in the Shandong province of China;
•	Changsha Youyi Apolo Group, the first, large department store and hypermarket chain in the Hunan province of China;

•	Changcun Zuozhan Group, the first, large department store in the Jilin province of China;

•	Guangzou Youyi Group, the first, large department store in the Guangdong province of China;

•	Hongkong Lane Crawford group, a well-known department store chain in China;

•	China Duty-Free Store, the largest duty-free store in China;

•	Wuhan Wushang Group Co., Ltd., the first, large department store and hypermarket chain in middle China;

•	Wuhan Zhongbai Group, Co., Ltd., a large supermarket and hypermarket chain in middle China; and

•	Chongqing Department Store, Inc., the first, large department store and supermarket chain in western China.

Our distribution and logistics customers include:

•	Beijing Yishangmeijie Group, China’s largest consumer product distributor;

•	Yoshinoya D&C Co., Ltd., a Japanese fast food chain; and

•	Changan Minsheng Logistics Inc., the outsourcing service for Changan-Ford Automobile Co., Ford Motor Company’s Chinese joint venture.

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

• Ability to leverage our marketing activities with other businesses. Our ability and willingness to co-market with larger organizations allows us to obtain access to business opportunities that may not otherwise be available to companies in our size. From time to time, we have entered into joint marketing arrangements with other computer and software companies. Pursuant to these arrangements, we are able to offer our solutions as part of a multi-faceted supply chain management arrangement with larger and more prestigious companies.

As of the date of this end year reporting, we have entered into the following agreements with larger organizations to obtain business opportunities:

• In 2004, we entered into a Memorandum of Understanding with IBM China Company Limited whereby we agreed to collaborate with IBM China on the development of a business proved retail solution proof of concept. Upon the development of a proof of concept, we will negotiate with IBM China to determine an acceptable agreement relating to such development; and

• In 2005, we entered into an ISV Advantage Agreement with IBM Technology Engineering (Shanghai) Co., Ltd. pursuant to which IBM agreed to provide us with technical assistance related to our developments based upon IBM middleware. In connection with this relationship, IBM Technology Engineering agreed to Market our business affiliation into IBM.

• In 2007, we entered into a Value Added Systems Integrator (“VASI”) Agreement with JDA® Software Group, Inc. (Nasdaq: JDAS) pursuant to which we will aim to integrate people, process and technology to provide local retailers with proven, robust solutions at an affordable price.

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

In 2006, total revenues for software and maintenance for the Chinese enterprise application software market were approximately $50,000,000. During that year, we generated approximately $8,104,726 in comparable revenues. As such, while we effectively compete in our market, our competitors occupy a substantial position.

A few of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical, marketing and other resources than we do, which could provide them with a significant competitive advantage over us. In addition, we could face competition from large, multi-industry technology companies that have historically not offered an enterprise solution set to the Chinese supply chain market. Further, the enterprise software market is consolidating and this may result in larger, new competitors with greater financial, technical and marketing resources than we possess. Such a consolidation trend could negatively impact our business. This consolidation trend is evidenced by SAP AG’s announcement on February 28, 2005 of a cash tender offer to purchase all of Retek, Inc.’s outstanding shares, which was followed on March 8, 2005 by a competing cash tender offer from Oracle Corporation to purchase all of Retek, Inc.’s outstanding shares. Pursuant to its tender offer, Oracle acquired Retek in April 2005. It is difficult to estimate what effect this acquisitions will have on our competitive environment. We cannot guarantee that we will be able to compete successfully against our current or future competitors in the supply chain management software industry, or that competition will not have a material adverse effect on our business, operating results and financial condition.

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

We license our software products under signed license agreements that impose restrictions on the licensee’s ability to utilize the software and do not permit the re-sale, sublicense or other transfer of the software. Finally, we seek to avoid disclosure of our intellectual property by requiring employees and independent consultants to execute confidentiality agreements with us and by restricting access to our source code.

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

China’s Intellectual Property Rights Enforcement System

In 1998, China established the State Intellectual Property Office (“SIPO”) to coordinate China’s intellectual property enforcement efforts. SIPO is responsible for granting and enforcing patents, as well as coordinating intellectual property rights related to copyrights and trademarks. Protection of intellectual property in China follows a two-track system. The first track is administrative in nature, whereby a holder of intellectual property rights files a complaint at a local administrative office. Determining which intellectual property agency can be confusing, as jurisdiction of intellectual property matters is diffused throughout a number of government agencies and offices, which each typically responsible for the protection afforded by one statute or one specific area of intellectual property-related law. The second track is a judicial track, whereby complaints are filed through the Chinese court system. Since 1993, China has maintained various intellectual property tribunals. The total volume of intellectual property related litigation, however, remains small.

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

Copyright. China adopted its first copyright law in 1990. The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection software products, among others. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. Unlike patent and trademark registration, copyrighted works do not require registration for protection. Protection is granted to individuals from countries belonging to the copyright international conventions or bilateral agreements of which China is a member.

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

Li’s receivable from our company. On November 18, 2005, we entered into an agreement with Hainan Future whereby ¥1,897,683 of the payable to Hainan Future was forgiven by Hainan Future and the remaining balance payable to Hainan Future of ¥2,526,595 was offset against the receivable from Hainan Future of the same amount. This transaction was approved by our Board of Directors and the Board of Directors of Hainan Future. We will recognize this forgiveness of debt as a contribution to capital.

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

Office	Address	Rental Term	Space
Beijing	#10 Building BUT Software Park No. 1 Disheng North Street, BDA Yizhang District	Expires December 31, 2007	556 sq. meters 556 sq. meters

Shanghai	Floor 19 Shentong Information Plaza 55 West Road of Huaihai Street Xu Jiahu District	Expires March 19, 2008	452 sq. meters

Wuhan	Floors 2 and 3 Office Building of Machine Bureau Fujiapo, Wuchang District Wuhan, Hubei Province	Expires September 18, 2007	886 sq. meters

Our new headquarters facility is located in a high-technology park developed on the outskirts of Beijing. This development has resulted from the Chinese government’s decision to centralize high-technology companies in a currently under-utilized area of Beijing. Our new facility will offer benefits in the form of reduced rents and access to technologically advanced facilities. We believe that these facilities are more than adequate to meet our needs.

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

Our business started in 2000 when we purchased our e-Future ONE POS-ERP software from Hainan Future Computer Company Limited (“Hainan Future”). Following its formation in 1997, Hainan Future developed this software program that possessed particular use in the Chinese supply chain management industry. In an effort to create a new company that would qualify for preferential tax treatments associated with businesses in the high-technology industry, we agreed to purchase this program and all related rights from Hainan Future in 2000 for RMB 5,160,000. In connection with this transaction, Hainan Future agreed to provide us with technical support and development services related to the program for one year. On May 24, 2001, the PRC National Copyright Bureau issued e-Future (Beijing) Tornado Information Technology Inc., our wholly-owned subsidiary (“e-Future Beijing”) a certificate approving the transfer of the software and granting e-Future Beijing the sole right to exploit the copyright.

Since the acquisition of this program, we have continued to develop our core software to meet the needs of a wide range of customers, and today we have expanded to the small business market which is growing. We expect our revenues to continue to be cyclical during each year with a greater amount of revenues recognized in the last half of the year. This can cause a need for future borrowing from financial institutions. In the past, we have been able to borrow funds at reasonable interest rates and expect that we will be able to do so in the future. However, there is a possibility that funds may not be available and that unavailability could cause us significant difficulty in funding operations in the future.

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

We provide services for system integration which involve the design and development of complex information technology systems to the customer’s specifications. We provide these services on a fixed-price contract and the contract terms generally are short. We recognize revenue when delivery and acceptance is determined by a completion report signed by our customer.

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

We have not entered into contracts with customers unless collection of the contract amount is reasonably assured. We re-evaluate the customer’s ability and intent to pay at the date of completion and acceptance of our products and base this assessment on a number of factors including deposits collected prior to completion of installation of our products, the customer’s acceptance of our products and services and their commitment at that date to pay the remaining balance under the contract. Our assessment resulted in the conclusion that collection of the amounts due under the sales arrangements was reasonably assured at the time of the contracts and at the dates the contracts were completed, although, subsequent to completion and revenue recognition, there were significant bad debts associated with uncollectible accounts receivable. The bad debts, as explained below, were caused by reasons other than the probability of collection at the date of contract completion.

Allowance for Doubtful Accounts

From the date a contract for our products is signed through the date of customer acceptance, we generally require our customers to deposit up to 60% of the contract price. We also generally grant credit to customers allowing them to pay 20% to 30% of the contract price 30 to 60 days after acceptance and 5% to 10% of the contract price up to one year after acceptance. We have not been able to consistently enforce the credit terms provided to all of our customers. Although we thoroughly evaluate a customer’s credit standing at the date we enter into a contract, there have been situations where the creditworthiness of customers has declined before we have collected the entire contract price, which has resulted in the write off of bad debts. We recognize that the passage of time and changes in customers’ financial condition have caused deterioration of the collectibility of past due accounts receivable.

During 2003 and 2004, bad debts increased mainly due to changes in the financial condition of customers prior to the due dates of the receivables, which caused us not to be able to consistently enforce the credit terms for collection of accounts receivable during and after those periods. During this time period our management team made little effort related to collection of accounts receivable because sales were increasing dramatically and cash flows were good. Our compensation policies contributed to our lack of effort related to collections as employees were motivated to pay more attention to new orders. In addition, there are a large number of national holidays in China during the first half of the year. Since most of our customers are in the retail trade, our customers typically hold on to cash longer during the first half of the year and use the cash for internal purposes rather than timely paying vendors under credit terms granted. This cycle tends to increase the aging of accounts receivable during the first half of the year. During the first half of 2005, our efforts were focused on our products, on generating new sales and on obtaining financing, which resulted in less effort directed towards collecting accounts receivable. As a result, the aging of our accounts receivable increased significantly during the six months ended June 30, 2005. We have realized that a stronger effort was needed on collection activities and our lack of our focus on collections caused collectibility of past due receivables to come into question and resulted in significant bad debts during that period.

Since September 2004, we have been focusing our sales efforts more on small to medium-sized customers rather than on larger, key customers, in order to broaden coverage nationally and to decrease fluctuations in cash flows from customers. These changes have improved collection of accounts receivable because we typically do not grant smaller customers long credit terms like we have granted to larger customers. In 2006, we have seen an improved collection of accounts receivable and less bad debts.

We have developed standardized, turnkey products and standardization of the implementation process for small to medium sized customers which is intended to decrease cost and save time for us and for the customers during implementation of our software products. A significant portion of our bad debts have been from our larger, key customers. Our management has modified our method of serving our larger customers to use a three-month implementation cycle for determining and fulfilling the customer’s needs. We believe this effort will shorten the time required to complete contracts with these customer, obtain their acceptance of our products and to enable us to collect payments from these key customers more consistently.

We have provided additional training for our sales personnel and our implementation team to help them focus on the relationship between the need to identifying customers’ software requirements while meeting our cash flow requirements and collecting accounts receivable under the credit terms provided to the customers. Beginning in 2006, we have provided our key sales and implementation personnel with a compensation bonus plan that is based upon cash collections from their respective customers.

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

We have provided for doubtful accounts based on the aging of accounts receivable, with higher allowance percentages for older receivables. The factors used to compute our estimate of bad debts is based on historical experience and has been modified based upon general economic conditions. The estimate of the allowance is reasonably likely to change in the future. Since the allowance for doubtful accounts is based on matters that are highly uncertain, the allowance is highly sensitive to changes in the economy in China, our clients’ acceptance of and satisfaction with our software and services, and the terms granted to clients to pay for the products and services. Each of these factors could have a material effect upon the estimated allowance for doubtful accounts, although we are not aware of the specific sensitivity of the allowance to any of these factors. As an example, if the aging of accounts receivable increases to be over one year, the allowance for doubtful accounts would likely increase by 70% to 100% of accounts receivable and there would be significant write offs of accounts receivable older than one year. The actual collectibility of our accounts receivable, however could differ from our current estimates, and that difference could adversely affect our financial position, results of operation or liquidity in the future.

Stock-Based Compensation

Through December 31, 2005, we have accounted for stock options issued to directors, officers and employees under Accounting Principles Board Opinion No. 25 and related interpretations (“APB 25”). Since January 1, 2006, we have accounted for stock options at their fair value in accordance with SFAS 123R. We account for options and warrants issued to non-employees at their fair value in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). We did not recognize any compensation cost during the years ended December 31, 2004, 2005 or 2006 from stock-based compensation. We may use stock based compensation more extensively in the future to reward our employees and encourage loyalty to help our company grow. This could increase expenses related to stock based compensation in the future.

Property and Equipment

We depreciate property and equipment on a straight-line basis over their estimated useful lives, which range from ten years for motor vehicles and five years for purchased software and communication and office equipment to three years for leasehold improvements. These estimated lives have been reasonably accurate in the past and have been based on historical experience and the estimated useful lives of similar assets by other software companies. These estimates are reasonably likely to change in the future since they are based upon matters that are highly uncertain such as the general economy, potential changes in technology and estimated cash flows from the use of these assets. Should any of these changes in the estimated lives of property and equipment occur, their remaining carrying value of ¥1,014,581 at December 31, 2006 could be depreciated completely in one year.

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

We amortize the cost of intangible assets over the shorter of four years or the estimated period of realization of revenue from the related software. The estimated life of our software is based upon historical usefulness of similar software products and the rate of change in technology in general. Our estimate of the useful lives of our software has been reasonably accurate in the past, but it is reasonably likely to change in the future due to the highly uncertain nature of this estimate. Should economic conditions change or technological advances occur rapidly, our estimate of the useful lives of our software products could decline quickly, which would result in recognition of increased amortization. We currently estimate that the carrying value of our internally generated software as of December 31, 2006 will be amortized at the rate of ¥2,599,319 during 2007, decreasing to ¥566,737 during 2010. Should economic or technological changes occur in the near future, amortization of our internally generated software could increase to as high as approximately ¥7,000,000 in one year.

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

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2004	2005	2006	2006
				(Unaudited)
Revenues
Software sales	¥25,130,089	¥25,177,810	¥29,832,720	$3,822,698
Hardware sales	5,141,041	10,241,749	11,403,473	1,461,216
Service fee income	4,432,167	3,824,442	6,607,337	846,649

Total Revenues	34,703,297	39,244,001	47,843,530	6,130,563

Cost of Revenues
Cost of software	10,097,528	7,815,315	7,665,866	982,287
Cost of hardware	4,097,518	8,681,619	10,548,649	1,351,680
Cost of service fee income	1,033,167	901,973	1,887,676	241,883
Amortization of software costs	1,966,420	2,305,835	2,727,198	349,457

Total Cost of Revenue	17,194,633	19,704,742	22,829,389	2,925,307

Gross Profit	17,508,664	19,539,259	25,014,141	3,205,256

Expenses
Research and development	1,419,937	93,814	527,219	67,557
General and administrative	6,104,657	7,811,742	7,298,980	935,275
Selling and distribution expenses	4,786,308	5,790,675	9,210,975	1,180,274
Total Expenses	12,310,902	13,696,231	17,037,174	2,183,106

Income (loss) from operations	5,197,762	5,843,028	7,976,967	1,022,150

Interest income	16,108	110,268	141,230	18,097
Interest expense	(688,680)	(483,033)	(13,471)	(1,726)

Net income (loss)	¥4,525,190	¥5,470,263	¥8,104,726	$1,038,521

Earnings (loss) per ordinary share
Basic	¥4.91	¥4.43	¥4.80	$0.61
Diluted	¥2.90	¥3.50	¥4.43	$0.57

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue

Total revenue. Total revenue is comprised of software sales, hardware sales and service fee revenue. Total revenue increased 21.9% from RMB 39,244,001 in 2005 to RMB 47,843,530 in 2006.

Software sales. Our software sales increased 18.5% from RMB 25,177,810 in 2005 to RMB 29,832,720 in 2006. This increase is primarily attributable to our decision to focus our marketing efforts upon small and medium-sized businesses in our marketplace. The number of small and medium-sized businesses in China has grown dramatically, and we expect to see this trend continue in future fiscal periods. In addition, we also believe that as such businesses mature, their need for our products and services will correspondingly increase. These customers are essential to the growth and development of our company. We expect to witness more intensive competition in the Chinese retail market in the near future.

Hardware sales. Our hardware sales increased 11.3% from RMB 10,241,749 in 2005 to RMB 11,403,473 in 2006. In recent years, we decided to de-emphasize hardware sales in an increasingly competitive hardware sales market. The margins that we are able to achieve from hardware sales have diminished significantly. As a relatively young company, we don’t believe that we are in a business position to leverage a low margin, high volume sales sector. Consequently, while we will continue to sell computer hardware in connection with our software sales, we have not and do not expect to emphasize hardware sales as part of our marketing and sales strategies. Nonetheless, there may be occasions where we may profitably include hardware in projects that we complete for clients that possess superior credit. This occurred in 2006. In 2006, several customers required the purchase of new hardware for integration into their software products. As a result, we experienced an increase in hardware sales when compared to 2005. Over time, however, we expect to experience reduced hardware sales as we focus our efforts on higher margin areas of our business. We expect that, in the short-term, we may fail to capture additional revenues for hardware sales, but our management believes that the long-term health of our company is substantially dependent upon the licensing of our software products. As a result of our decision to de-emphasize hardware sales, we have altered our revenue structure in an effort to enhance our software sales and service fees.

Service fee income. Our service fee income increased 72.8% from RMB 3,824,442 in 2005 to RMB 6,607,337 in 2006. This increase is primarily attributable to the following factors:

A. We generated service fee income from “Software as a Service” (“SaaS”) in 2006. SaaS refers to an innovative practice in which a software developer leases programs to customers and provides maintenance, daily technical operation, and support for the software. SaaS is a model of software delivery rather than a market segment; software can be delivered using this method to any market segment including home consumers, small businesses, as well as medium and large businesses. We will focus on using this method to deliver our software to small and medium-sized businesses in China, especially in specialty stores, in future fiscal periods;

B. The free service periods for many contracts previously signed began to expire during 2006, and further services are charged by annual basis, resulting in increased service fee income; and

C. The increase in software sales provided additional opportunity for our company to generate service fees associated with such software.

As we continue to refine our business model, we expect to continue to experience increased service fees.

Cost of revenues

Cost of software. Cost of software consists of wages, materials, handling charges and other expenses associated with the development of our software. Cost of software essentially remained flat from RMB 7,815,315 in 2005 to RMB 7,665,866 in 2006. This modest decrease resulted directly from our decision to continue our focus on marketing upon small and medium-sized businesses. Initially, these customers tend to purchase our less sophisticated software products. As such, these projects require fewer integration services to reach completion. Over time, however, we believe that as our customer base grows, our cost of license and related maintenance revenue will increase as we hire personnel for our customer support organization. As a percentage of software sales, cost of software was 31% for 2005 and 26% for 2006. This decrease was primarily attributable to the fact that in 2006, we sold more mature software products that require less customization. We expect that as we continue to develop and license newer products, cost of software as a percentage of software sales will likely increase.

Cost of hardware. Cost of hardware consists primarily of fees for third party hardware products that are utilized in connection with our software products. Cost of hardware increased by 21.5% from RMB 8,681,619 in 2005 to RMB 10,548,649 in 2006. This increase resulted directly from the increase in hardware sales we experienced in 2006. As a percentage of hardware sales, cost of hardware was 84.8% in 2005 and 93% in 2006. This increase was primarily attributable to the competitive market in hardware sales. In 2006, we were unable to maintain the margin on hardware sales that we experienced in prior periods. We expect this trend to continue in future fiscal periods. As noted above, however, the cost of hardware provides us with a relatively small profit margin. In order to emphasize our profitability, we will continue to de-emphasize hardware sales as an element of our business operations in future periods.

Cost of service fee income. Cost of service fee income includes salaries and related expenses of our consulting organization and an allocation of our facilities and depreciation expenses. Cost of services increased 109.3% from RMB 901,973 for 2005 to RMB 1,887,676 for 2006. The increase resulted directly from the dramatic increase in our service fee income and the increased size in our labor force necessary to fulfill our service obligations.

Amortization of Software Costs. Intangible assets represent the cost of computer software we acquired and developed. These costs are amortized over the useful life of the software. Costs included are mostly salary and employee benefits for those involved in the development of the software. Amortization expense increased 18.3% from RMB 2,305,835 in 2005 to RMB 2,727,198 in 2006. The increase is due to the increase of software products being amortized at December 31, 2006. Because we are continually developing our products, we expect amortization to continue increasing in future years based upon our success in developing new products for our customers.

Operating expenses

Research and development. Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our engineering organization; consultants; and an allocation of our facilities and depreciation expenses. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses increased 462.0% from RMB 93,814 in 2005 to RMB 527,219 in 2006. The increase in these expenses was primarily attributable to the fact that in 2006 we focused our attention on the development of new software products to meet the evolving complexities of our customers’ businesses. We did not focus upon research and development in 2005. Rather, we opted to gain market acceptance of our software products that were developed in previous fiscal periods. Research and development represented 0.2% of total revenue for 2005 and 1.1% of total revenue for 2006.

General and administrative. General and administrative expenses consist primarily of costs from our finance and human resources organizations; third party legal and other professional services fees; and an allocation of our facilities costs and depreciation expenses. General and administrative expenses decreased 6.6% from RMB 7,811,742 in 2005 to RMB 7,298,980 in 2006. The decrease in general and administrative expenses is attributable to the strict cost control strategies including the relocation of our office from downtown Beijing to the Beijing Economic-Technological Development Area (BDA) which is located in nearby Yizhuang.

General and administrative expenses were 19.9% of total revenue for 2005 and 16% of total revenue for 2006. This decrease in general and administrative expenses as a percentage of revenue was attributable to the increase of overall revenues and the decrease in general and administrative expenses noted above. We expect that as a public company we will likely experience an increase in general and administrative expenses as a percentage of total revenues in future fiscal periods. These expenses include additional legal and accounting fees and public relations costs.

Selling and distribution expenses. Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing organization: sales bonuses; costs of our marketing programs, including public relations, advertising, trade shows, and collateral sales bonuses; and an allocation of our facilities and depreciation expenses. Selling and distribution expenses increased 59.1% from RMB 5,790,675 in 2005 to RMB 9,210,975 in 2006. The increase in selling and distribution expenses was due to additional labor costs associated with the expansion of our sales force. During this time period we added 26 employees to our sales department. We anticipate that sales and marketing expenses will increase to support our intended expansion of our sales and marketing organization. Selling and distribution expenses were 14.8% of total revenue for 2005 and 19% of total revenue for 2006. This increase in selling and distribution expenses as a percentage of revenue was attributable to the fact that the costs associated with our larger sales department were not immediately offset by increased sales that we could recognize in 2006.

Other

Interest Income. Our interest income represents the interest accrued as a result of bank deposits. Our interest income increased 28.1% from RMB110,268 in 2005 to RMB141,230 in 2006. The increase is primarily due to interest earned on the proceeds of our initial public offering in 2006.

Interest Expense. Our interest expense represents the interest incurred as a result of short-term loans taken during the course of our operations. Our interest expense decreased 97.2% dramatically from RMB 483,033 in 2005 to RMB 13,471 in 2006. This decrease generally resulted from the decrease in outstanding short-term loans.

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

• In 2005, we emphasized sales to small and medium-sized businesses in our marketplace. As noted in the chart below, while the number of licenses we issued for our software products increased dramatically from 2004 to 2005, these customers opted to purchase less expensive software solutions. As a result, the increase in the number of software licenses issued was offset by smaller license fees. Over time, we believe that these customers will be essential to the growth and development of our company. We expect to witness more intensive competition in the Chinese retail market in the near future. We believe that much of this growth will be in small and medium-sized businesses. By establishing a significant presence in this market, we believe that we should be able to capitalize upon this growth.

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

Software Program	RMB 2005 Sales	RMB 2004 Sales	% Increase	2005 Licenses	2004 Licenses	% Increase
ONE Visual-DRP	361,046	581,026	(37.9)%	3	4	(25.0)%
ONE DMS	1,988,339	2,219,470	(10.4)%	69	62	11.3%
ONE POS-ERP	18,828,832	18,697,075	0.7%	113	37	205.4%
ONE LRP	0	814,957	(100.0)%	—	1	(100.0)%
ONE SCM	1,041,927	145,299	617.1%	2	—	N/A
ONE CPFR/VMI	1,100,765	105,573	942.7%	12	2	500.0%
ONE CRM	0	1,225,928	(100.0)%	—	4	(100.0)%
ONE BI	97,285	581,197	(83.3)%	1	1	0.0%

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

Other

Interest Income. Our interest income represents the interest accrued as a result of bank deposits. Our interest income increased 584.6% from RMB 16,108 in 2004 to 110,268 in 2005. The increase is primarily due to the fact that our cash balances in 2005 were greater than 2004. We expect that our interest income will dramatically increase in the near future as we will earn interest in the proceeds of the initial public offering pending application thereof.

Interest Expense. Our interest expense represents the interest incurred as a result of short-term loans taken during the course of our operations. Our interest expense decreased 29.9% from RMB 688,680 in 2004 to RMB 483,033 in 2005. This decrease generally resulted from a reduction in outstanding short-term loans.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have primarily financed our operations through funds raised in our initial public offering, debt financings, a private placement of Series A convertible preferred shares and cash flow from operations. Working capital needs are expected to continue to increase as we continue to develop and market our software products and implement mergers and acquisitions. Anticipated increases in net working capital are expected to be met from our cash flow from operations and the net proceeds of our public offering.

Our operations provided cash of RMB 12,648,838 for the year ended December 31, 2006 and RMB 7,826,015 for the year ended December 31, 2005. This increase was primarily the result of an increase in net income and an increase in the balance of advances from customers. We used cash in investing activity of RMB 545,001 in 2004, RMB 4,855,435 in 2005 and RMB 3,555,937 in 2006. Our net cash used in investing activity has primarily been used to develop our software suite.

During 2006, we received cash in financing activities of RMB 47,128,495. This amount was the result of the receipt of proceeds from our initial public offering. During 2005, the Company provided cash in financing activities of RMB 1,420,335. This amount was related to proceeds that we received from a short term loan. During 2004, the Company used cash in financing activities of RMB 4,758,817. This amount was generally related to the repayment of an outstanding debt of RMB 4,800,000 that we incurred in 2003.

We believe that our current cash and cash equivalents, cash flow from operations and the net cash proceeds from our public offering of $6,800,000 will be sufficient to meet our anticipated cash needs, including working capital, capital expenditures and various contractual obligations, for at least the next 30 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments and floating rate debt carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal and immaterial.

Foreign Exchange Risk

Virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will decline. See “Risk Factors — Fluctuation of the Renminbi could materially affect our financial condition and results of operations.”

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

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2006:

		Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Facility lease commitments	$128,336	$108,758	$19,578	—	—
Other contractual commitments	$—	$—	—	—	—
Total contractual obligations	$128,336	$108,758	$19,578	—	—

Recently Issued Accounting Standards

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

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). Under SFAS 158, companies must recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets. The effective date of the recognition and disclosure provisions for calendar-year public companies is for calendar years ending after December 15, 2006. The Company is currently evaluating the impact of this new standard but it is not expected to have a significant effect on the consolidated financial statements for the year ending December 31, 2006.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of June 27, 2007:

Name	Age	Position
Adam Yan (1)(8)	38	Chairman, Chief Executive Officer, Director and Founder
Qicheng Yang (1)	41	Chief Technology Officer and Founder
Hongjun Zou (1)	39	Chief Operating Officer and Founder
Johnson Li (1)	40	Vice President and Founder
Zhou Kefu (1)	52	Chief Architecture Officer
Ping Yu (1)(7)	37	Chief Financial Officer and Director
Ming Zhu (2)(9)	48	Director
Dong Cheng, Ph.D. (1)(3)(4)(5)(9)	39	Director
Wenhua Tong (1)(3)(4)(5)(7)	36	Director
Dennis O. Laing (6)(8)	61	Director
Chaoyong Wang (1)(3)(4)(5)(8)	42	Director

(1)	The individual’s business address is c/o e-Future Information Technology Inc., No. 10 Building, BUT Software Park, No. 1 Disheng North Street, BDA, Yizhuang District, Beijing, People’s Republic of China 100176.
(2)	Mr. Zhu’s business address is c/o RMCC International, Inc. 6724 Patterson Avenue, Richmond, Virginia 23226.
(3)	Member of audit committee.
(4)	Member of compensation committee
(5)	Member of corporate governance committee.
(6)	Mr. Laing’s business address is 4860 Cox Road, Suite 200, Glen Allen, Virginia 23060.
(7)	Class II director whose term expires in 2007.
(8)	Class III director whose term expires in 2008.
(9)	Class I director whose term expires in 2009.

Adam Yan. Mr. Yan is our Chairman, Chief Executive Officer and our principal accounting officer. He founded e-Future in 1997. From 1997 to 1999 and 2002 to 2004, Mr. Yan also served as our Chief Accounting Officer. From 1991 to 1997, Mr. Yan served as the general manager of the Bangda Information Industry Center of the Haikou Financial Bureau in the Hainan province of China. Mr. Yan received a bachelor’s degree in computer science and a master’s degree in machine vision engineering from Chonqing University in China. From 1991 to 1994, Mr. Yan also served as the chief accounting software designer for Haikou Accounting Firm in the Hainan province of China. In his role as chief accounting software designer, Mr. Yan served as the development team leader responsible for writing the software in accordance with the accounting policies of the Chinese government, developing system architecture, and developing team organization. He has also studied accounting and finance at the Central University of Finance and Economics. While Mr. Yan has experience in developing accounting software and he has served as our principal accounting officer since our formation, he has not been responsible for preparing or supervising financial reporting and has no experience in preparing reports required by the SEC for foreign private issuers. While we believe that Mr. Yan possesses the skills necessary to prepare and/or supervise the preparation of our financial reporting and required SEC reporting, we expected to hire an experienced chief financial officer following the completion of our contemplated public offering, At the end of 2006, Ms.Yu Ping has been nominated as our CFO.

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

Ping Yu. Ms. Ping Yu is our Company’s Chief Financial Officer and is a United States-educated Certified Public Accountant. She received a bachelor’s degree from Hubei University and a master’s degree in Business Administration from Rutgers University. From 1993 to 2001, Ms. Yu served various positions in different corporations, including service as a Senior Accountant of Longchamp Sales Corp.

(August 1993 - June 1996), a Senior Analyst of Citic Industrial Bank (July 1996 – September 1999), and Chief Officer of the Accounting Department of Walkalone Real Estate Co. (October 1999 – April 2001). In 2001, Ms. Yu she received her master’s degree and began work as an auditor for Golf & Wrobleski in New York (September 2002 – February 2004). In 2004, on returning to China, Ms. Yu served as manager of the internal auditing section of Dongfeng Nissan (February 2004 – June 2005), where she was responsible for internal control and risk management tasks. Before being employed by e-Future, Ms. Yu served as a specialist in Beijing Smartdot Technologies, Inc. (July 2005 – December 2006), providing consultation to companies listed in the United States on meeting the requirements of the Sarbanes-Oxley Act as well as helping companies implement the COSO-Enterprise Risk Management-Integrated framework.

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

Dennis O. Laing. Mr. Dennis O. Laing has practiced law in Richmond, Virginia for over 30 years. Mr. Laing’s law practice centers upon business and corporate law with special interest in energy, healthcare and technology sectors. Mr. Laing received a bachelor’s degree in government from the University of Virginia and a law degree from the University of Richmond. Mr. Laing was initially appointed to the Board of Directors to fill a vacancy left by the resignation of Mr. L. McCarthy Downs III upon the termination of appointment rights held by Anderson & Strudwick Incorporated received in connection with its service as underwriter in our initial public offering. Mr. Laing currently serves as a Class III director; however both he and the Board wish for Laing to be elected as a Class II director.

Chaoyong Wang. Mr. Wang has been a director since 2005. In 1999, Mr. Wang founded ChinaEquity Investment Co., Ltd., a China-based independent venture capital firm which focuses on the technology, media and telecommunications sectors in China (“ChinaEquity”). Mr. Wang currently serves as the Chairman and Chief Executive Officer of ChinaEquity. Prior to founding ChinaEquity, Mr. Wang spent 12 years in the investment banking and financial services industry with Chase, Standard & Poors, Morgan Stanley and China Development Bank. Mr. Wang currently serves as a director of Rising Tech Corp. Ltd., Longshine Information Technology Co. Ltd., Futong Science & Tech Co. Ltd. and Infront Asia Limited, all of which are privately-held businesses. He also serves as an independent director of Beijing Beida Jade Bird Universal Sci-Tech Co. Ltd., a privately-held business. He also serves as an advisor to the Global Environment Funds, co-sponsored by the World Bank and the Chinese State Economic and Trading Commission and an advisor to the Economic Commission of the Beijing Municipal Government. Mr. Wang received a bachelor’s degree from Huazhong University of Science and a master’s degree in business administration from Rutgers University. Mr. Wang has also attended the Senior Executive Program of Harvard University and Tsinghua University.

B.	Compensation

Executive Compensation

The following table shows, as of December 31, 2006, the estimated annual compensation paid by us to our executive officers for the years ended December 31, 2004, 2005, and 2006.

Summary Compensation Table

	Annual Compensation
Name	Year	Salary	Bonus	Ordinary Shares Underlying Options	Other Annual Compensation		All Other Compensation
Adam Yan	2006	$23,922	—	—	—		—
Chairman and Chief Executive Officer	2005	$23,922	—	—	—		—
	2004	$16,487	—	—	—		—

Qicheng Yang	2006	$24,577	—	—	—		—
Chief Technology Officer	2005	$24,577	—	—	—		—
	2004	$18,628	—	—	—		—

Hongjun Zou	2006	$23,565	—	—	—		—
Chief Operating Officer	2005	$23,565	—	—	—		—
	2004	$16,130	—	—	—		—

Johnson Li	2006	$21,008	—	—	—		—
Vice President	2005	$21,008	—	—	—		—
	2004	$15,059	—	—	—		—

Kefu Zhou	2006	$22,096	—	—	—		—
Chief Architecture Officer	2005	$22,096	—	—	$2,974	(1)	—
	2004	$18,379	—	—	$2,974	(1)	—

(1)	Represents a housing subsidy.

C.	Board practices

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

As of December 31, 2006, we had 331 employees, all of whom were based in China. Of the total, five were in management, 118 were in technical support, 110 were in research and development, 89 were engaged in sales and marketing, and 14 were in financial affairs and administration. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement.

E.	Share ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of June 22, 2006, for each person known by us to beneficially own 5% or more of our ordinary shares, and all of our executive officers and directors individually and as a group. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons that are exercisable within 60 days of June 22, 2006, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 2,633,500 shares outstanding as of June 22, 2006. Our major shareholders do not possess voting rights that differ form our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)
Adam Yan (3)	387,275	14.7%
Qicheng Yang (4)	115,709	4.4%
Hongjun Zou (5)	216,622	8.2%
Johnson Li (6)	188,455	7.1%
Zhou Kefu (7)	13,886	*
Yu Ping (6)	2,000	*
Dennis O. Laing	—	*
Ming Zhu	—	*
Dong Cheng, Ph.D. (8)	2,500	*
Wenhua Tong	—	*
Chaoyong Wang (8)	2,500	*
All directors and executive officers as a group (11 people) (9)	928,947	34.8%
C Tech Fund	306,028	11.6%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such person.
(3)	Includes currently exercisable options to purchase 3,847 ordinary shares.
(4)	Includes currently exercisable options to purchase 3,577 ordinary shares.
(5)	Includes currently exercisable options to purchase 3,379 ordinary shares.
(6)	Includes currently exercisable options to purchase 13,180 ordinary shares.
(7)	Includes currently exercisable options to purchase 8,735 ordinary shares.
(8)	Represents currently exercisable options to purchase ordinary shares.
(9)	Includes currently exercisable options to purchase 39,718 ordinary shares.

Stock Option Plan and Grants

We did not grant any stock options in 2006.

Item 7.	Major Shareholder and Related Party Transactions

A.	Major shareholders

See information provided in response to item 6.E. above. All shareholders possess identical voting rights.

B.	Related party transactions

Finder’s Fee

Upon the closing of our initial public offering, our underwriter paid a 1% finder’s fee to RMCC International, Inc., a company located in Richmond, Virginia (“RMCC”). Our underwriter compensated RMCC for introducing us to the underwriter. RMCC did not participate in the structure or pricing of our initial public offering. Mr. Zhu, one of our directors, serves as the Executive Vice President of RMCC. RMCC is not registered as a broker-dealer with the National Association of Securities Dealers, Inc. Upon the satisfying of the minimum offering size of our initial public offering, our underwriter paid RMCC $60,000 for its services.

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

We owed Mr. Li and Hainan Future ¥1,000,000 and ¥4,000,000, respectively, for the acquisition of the Company’s equity interest in e-Future Beijing. The balances due were unsecured, had no fixed terms of repayment and were considered due on demand. On August 12, 2005, we paid Hainan Future ¥575,722 towards the amount due to Hainan Future. On September 25, 2005, Hainan Future acquired Mr. Li’s receivable from our company. On November 18, 2005, we entered into an agreement with Hainan Future whereby ¥1,897,683 of the payable to Hainan Future was forgiven by Hainan Future and the remaining balance payable to Hainan Future of ¥2,526,595 was offset against the receivable from Hainan Future of the same amount. This transaction was approved by our Board of Directors and the Board of Directors of Hainan Future. We recognized this forgiveness of debt as a contribution to capital.

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

C.	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

See information provided in response to Item 18 below.

Item 9.	The Offer and Listing

A.	Offer and listing details

The following chart shows the price history of our ordinary shares following the completion of our initial public offering in 2006.

	High	Low
2006 (November 9th – December 31st)	$48.64	$10.52

November 2006	$48.64	$10.52

December 2006	$43.24	$30.16

2007 (through June 27th)	$37.26	$14.70

January 2007	$37.26	$31.21

February 2007	$36.09	$26.27

March 2007	$27.95	$18.68

April 2007	$22.90	$17.37

May 2007	$19.71	$15.60

June 2007 (through June 27th)	$24.25	$14.70

B.	Plan of distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “EFUT.”

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

Item 10.	Additional Information

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

The information required by this item is incorporated by reference to the material headed “Description of Share Capital” in our Registration Statement on Form F-1, File No. 333-126007, as filed with the SEC.

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

Under recent notices issued by SAFE, PRC residents are required to register with and receive approvals from SAFE in connection with offshore investment activities. SAFE has stated that the purpose of these notices is to ensure the proper balance of foreign exchange and the standardization of cross-border flow of funds.

In January 2005, SAFE issued a notice stating that SAFE approval is required for any sale or transfer by PRC residents of a PRC company’s assets or equity interests to foreign entities in exchange for the equity interests or assets of the foreign entities. The notice also states that, when registering with the foreign exchange authorities, a PRC company acquired by an offshore company must clarify whether the offshore company is controlled or owned by PRC residents and whether there is any share or asset link between or among the parties to the acquisition transaction.

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

In accordance with the April 2005 notice, on September 25, 2005, our PRC shareholders previously filed appropriate registration materials with their local SAFE offices. We have received verbal confirmation from our local SAFE office that our September 25, 2005 filings meet the requirements of the October 21, 2005 notice. We are unaware of SAFE’s written approval of any PRC resident’s registration materials, including those of our shareholders. The failure or inability of our PRC resident shareholders to obtain registration that is recognized by the Chinese government may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’s ability to distribute dividends to our company.

As a Cayman Islands company and, therefore, a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents, such PRC residents will be subject to the registration procedures described in the notices. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

As a result of the lack of implementing rules and other uncertainties concerning how the SAFE notices will be interpreted or implemented, we cannot predict how they will affect our business operations or future strategy. For example, our present or prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign currency denominated borrowings, may be subject to compliance with SAFE registration requirements by such PRC residents, over whom we have no control. Although each of our shareholders has made the requisite filings, we have no control over the outcome of such registration procedures. Such uncertainties may adversely affect our business and prospects.

B.	Taxation

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

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions,

•	life insurance companies,

•	tax-exempt organizations,

•	dealers in securities or foreign currencies,

•	traders in securities that elect to apply a mark-to-market method of accounting,

•	persons holding ordinary shares as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes,

•	persons subject to the alternative minimum tax provisions of the Code, and

•	persons that have a “functional currency” other than the U.S. dollar.

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

C.	Dividends and paying agents

Not applicable.

D.	Statement by experts

Not applicable.

E.	Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

F.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

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

Foreign Exchange Risk

Virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will decline. See “Risk Factors — Fluctuation of the Renminbi could materially affect our financial condition and results of operations.”

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

Disclosure Controls and Procedures

We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2006. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within our Company to disclose material information otherwise required to be set forth in our periodic reports. Following the evaluation described above, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective at that time.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006.

Based on our assessment of the system of internal control, management believes that as of December 31, 2006 our internal control over financial reporting was effective.

Item 15T.	Controls and Procedures

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

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

Audit Fees

During fiscal 2006, we paid Hansen, Barnett & Maxwell’s fees in the aggregate amount of $60,000 for the annual audit of our financial statements.

Audit Related Fees

During fiscal 2006, we paid Hansen, Barnett & Maxwell $20,000 for audit-related services.

Tax Fees

During fiscal 2006, we did not pay Hansen, Barnett & Maxwell any fees for tax services.

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

Item 19	Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (1)

1.2	Amended and Restated Memorandum of Association of the Registrant (1)

1.3	Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (1)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	Labor Contract by and between e-Future Beijing and Adam Yan (1)

4.2	Labor Contract by and between e-Future Beijing and Qicheng Yang (1)

4.3	Labor Contract by and between e-Future Beijing and Hongjun Zou (1)

4.4	Labor Contract by and between e-Future Beijing and Johnson Li (1)

4.5	Labor Contract by and between the e-Future Beijing and Zhou Kefu (1)

4.6	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Qicheng Yang and Ling Zhang (1)

4.7	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Adam Yan and Xuejun Zhang (1)

4.8	Summary of translation of Share Transfer Agreement of e-Future (Beijing) Tornado Information Technology, Inc. by and between Dafu Zou and Johnson Li (1)

4.9	Agreement to terminate Agreement and forgive debt (1)

4.10	Memorandum of Understanding by and between IBM China Company Limited and the Registrant (1)

4.11	ISV Advantage Agreement by and between IBM Engineering Technology (Shanghai) Co., Ltd. and the Registrant (1)

4.12	Termination and Debt Forgiveness Agreement by and among e-Future (Beijing) Tornado Information Technology Inc., e-Future Information Technology Inc. and Hainan Future Computer Co., Ltd. (1)

4.13	Summary of translation of Guarantee Agreement numbered 2005 Wangbaozhi No. 002 (1)

4.14	Summary of translation of Agreement, dated February 20, 2000, by and between e-Future Beijing and Hainan Future Computer Co., Ltd. transferring ONE POS-ERP (1)

4.15	Summary of translation of Agreement by and between e-Future (Beijing) Tornado Information Technology, Inc. and Limen (China) Group (2)

8.1	Subsidiaries of the Registrant (1)

11.1	Code of Business Conduct and Ethics (3)

12.1	Section 302 Certification of Adam Yan (3)

12.2	Section 302 Certification of Yu Ping (3)

13.1	Section 906 Certification of Adam Yan (3)

13.2	Section 906 Certification of Yu Ping (3)

99.1	Schedule II – Valuation and Qualifying Accounts (3)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 333-126007).
(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F (File No. 001-33113) filed with the SEC on June 30, 2006.
(3)	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-20 and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form F-20 to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 28th day of June, 2007.

E-FUTURE INFORMATION TECHNOLOGY INC.

By:	/s/ Adam Yan
Name:	Adam Yan
Title:	Chairman and Chief Executive Officer (Principal Executive Officer and Principal Accounting Officer)
Date: June 28, 2007

S-1

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS	Registered with the Public Company
5 Triad Center, Suite 750	Accounting Oversight Board
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944 www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders

e-Future Information Technology Inc.

We have audited the accompanying consolidated balance sheets of e-Future Information Technology Inc. and subsidiary as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006, presented in Chinese Yuan (Renminbi). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of e-Future Information Technology Inc. and subsidiary as of December 31, 2005 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, presented in Chinese Yuan (Renminbi), in conformity with accounting principles generally accepted in the United States of America.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah

March 14, 2007

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31, 2006
	2005	2006
			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	¥8,834,817	¥61,464,737	$7,875,955
Trade accounts receivable, less allowance for doubtful accounts of ¥960,682, ¥2,109,910 ($270,359), respectively	3,788,397	4,452,959	570,592
Refundable value added tax	2,543,534	2,470,941	316,621
Deposits	511,401	44,943	5,759
Advances to employees	1,035,820	1,198,601	153,586
Advances to suppliers, less allowance for doubtful accounts of ¥145,700 and ¥0 ($0), respectively	108,190	443,030	56,769
Other receivables	231,672	171,120	21,927
Prepaid expenses	474,112	534,755	68,522
Inventory	4,146,409	4,121,136	528,073
Loan to guarantor	800,000	—	—

Total current assets	22,474,352	74,902,222	9,597,804

Non-current assets
Deferred offering costs	2,009,360	—	—
Property and equipment, net of accumulated depreciation of ¥4,010,980, ¥4,690,856 ($601,076), respectively	1,157,117	1,014,581	130,006
Intangible assets - Internally generated software, net of accumulated amortization of ¥5,951,553, ¥8,678,751 ($1,112,076), respectively	6,016,845	7,108,244	910,835

Total non-current assets	9,183,322	8,122,825	1,040,841

Total assets	¥31,657,674	¥83,025,047	$10,638,645

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	¥2,800,000	¥—	$—
Trade accounts payable	1,612,044	1,230,782	157,710
Accrued expenses	3,483,799	3,941,618	505,071
Taxes payable	5,664,924	5,182,615	664,089
Advances from customers	6,004,589	8,121,043	1,040,612

Total current liabilities	¥19,565,356	¥18,476,058	$2,367,482

Shareholders’ equity (deficit)
Ordinary shares, $0.0756 U.S. Dollars (¥0.6257) par value; 6,613,756 shares authorized; 1,500,000 and 2,633,500 shares outstanding, respectively	938,550	1,647,781	211,143
Additional paid-in capital	33,592,443	77,726,236	9,959,667
Statutory reserves	3,084,020	3,084,020	395,179
Accumulated other comprehensive loss - foreign currency translation	—	(491,079)	(62,926)
Accumulated deficit	(25,522,695)	(17,417,969)	(2,231,900)

Total shareholders’ equity	12,092,318	64,548,989	8,271,163

Total liabilities and shareholders’ equity	¥31,657,674	¥83,025,047	$10,638,645

See accompanying notes to the consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended December 31, 2006
	For the Years Ended December 31,
	2004	2005	2006
				(Unaudited)
Revenues
Software sales	¥25,130,089	¥25,177,810	¥29,832,720	$3,822,698
Hardware sales	5,141,041	10,241,749	11,403,473	1,461,216
Service fee income	4,432,167	3,824,442	6,607,337	846,649

Total Revenues	34,703,297	39,244,001	47,843,530	6,130,563

Cost of revenues
Cost of software	10,097,528	7,815,315	7,665,866	982,287
Cost of hardware	4,097,518	8,681,619	10,548,649	1,351,680
Cost of service fee income	1,033,167	901,973	1,887,676	241,883
Amortization of software costs	1,966,420	2,305,835	2,727,198	349,457

Total Cost of Revenue	17,194,633	19,704,742	22,829,389	2,925,307

Gross Profit	17,508,664	19,539,259	25,014,141	3,205,256

Expenses
Research and development	1,419,937	93,814	527,219	67,557
Selling and distribution	4,786,308	5,790,675	9,210,975	1,180,274
General and administrative	6,104,657	7,811,742	7,298,980	935,275

Total Expenses	12,310,902	13,696,231	17,037,174	2,183,106

Income from operations	5,197,762	5,843,028	7,976,967	1,022,150

Interest income	16,108	110,268	141,230	18,097
Interest expense	(688,680)	(483,033)	(13,471)	(1,726)

Net income	¥4,525,190	¥5,470,263	¥8,104,726	$1,038,521

Earnings per ordinary share
Basic	¥4.91	¥4.43	¥4.80	$0.61
Diluted	¥2.90	¥3.50	¥4.43	$0.57

See accompanying notes to the consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Chinese Yuan (Renminbi)
			Additional Paid-in Capital	Statutory Reserves	Subscriptions Receivable	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Ordinary Shares
	Shares	Amount
Balance as of December 31, 2003	921,875	¥576,817	¥889,663	¥1,584,702	¥(575,722)	¥—	¥(34,018,830)	¥(31,543,370)
Contributed interest	—	—	346,096	—	—	—	—	346,096
Transfer to statutory reserves	—	—	—	678,779	—	—	(678,779)	—
Net income for the year	—	—	—	—	—	—	4,525,190	4,525,190

Balance as of December 31, 2004	921,875	576,817	1,235,759	2,263,481	(575,722)	—	(30,172,419)	(26,672,084)
Conversion of Series A preferred stock	578,125	361,733	30,222,260	—	—	—	—	30,583,993
Contributed interest	—	—	236,742	—	—	—	—	236,742
Forgiveness of debt by majority shareholder	—	—	1,897,682	—	—	—	—	1,897,682
Payment of subscription receivable	—	—	—	—	575,722	—	—	575,722
Transfer to statutory reserves	—	—	—	820,539	—	—	(820,539)	—
Net income for the year	—	—	—	—	—	—	5,470,263	5,470,263

Balance as of December 31, 2005	1,500,000	938,550	33,592,443	3,084,020	—	—	(25,522,695)	12,092,318
Issuance of ordinary shares and warrants for cash, net of offering costs	1,133,500	709,231	44,133,793	—	—	—	—	44,843,024
Net income for the year	—	—	—	—	—	—	8,104,726	8,104,726
Foreign currency translation adjustment	—	—	—	—	—	(491,079)	¥—	(491,079)

Balance as of December 31, 2006	2,633,500	¥1,647,781	¥77,726,236	¥3,084,020	¥—	¥(491,079)	¥(17,417,969)	¥64,548,989

	U.S. Dollars
	(Unaudited)
			Additional Paid-in Capital	Statutory Reserves	Subscriptions Receivable	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Ordinary Shares
	Shares	Amount
Balance as of December 31, 2005	1,500,000	$120,264	$4,304,461	$395,179	$—	$—	$(3,270,421)	$1,549,483
Issuance of ordinary shares and warrants for cash, net of offering costs	1,133,500	90,879	5,655,206	—	—	—	—	5,746,085
Net income for the year	—	—	—	—	—	—	1,038,521	1,038,521
Foreign currency translation adjustment	—	—	—	—	—	(62,926)	—	(62,926)

Balance as of December 31, 2006	2,633,500	$211,143	$9,959,667	$395,179	$—	$(62,926)	$(2,231,900)	$8,271,163

See accompanying notes to the consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2004	2005	2006	2006
				(Unaudited)
Cash flows from operating activities:
Net income	¥4,525,190	¥5,470,263	¥8,104,726	$1,038,521
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,106,019	574,954	679,876	87,118
Amortization of intangible assets	1,966,420	2,305,835	2,727,198	349,457
Loss on disposition of property and equipment	8,726	8,759	—	—
Interest on notes payable contributed by shareholders	346,096	236,742	—	—
Change in assets and liabilities:
Trade accounts receivable	2,296,537	126,677	(664,562)	(85,155)
Refundable value added tax	(1,788,333)	119,659	72,593	9,302
Deposits	(35,096)	5,976	466,458	59,771
Advances to employees	108,652	84,682	(162,781)	(20,858)
Advances to suppliers	3,870,044	240,220	(334,840)	(42,906)
Other receivables	451,307	54,001	60,552	7,759
Prepaid expenses	—	(474,112)	(66,189)	(8,481)
Inventory	2,750,908	(711,057)	25,277	3,239
Trade accounts payables	(4,128,140)	1,252,205	208,096	26,665
Accrued expenses	639,942	(1,811,714)	(101,711)	(13,033)
Taxes payable	2,303,828	358,033	(482,309)	(61,802)
Advances from customers	(8,301,726)	(15,108)	2,116,454	271,198

Net cash provided by operating activities	6,120,374	7,826,015	12,648,838	1,620,795

Cash flows from investing activities:
Purchases of property and equipment	(79,633)	(545,155)	(537,340)	(68,854)
Payments for internally generated software	(1,810,761)	(3,081,257)	(3,818,597)	(489,307)
Loan to guarantor	—	(800,000)	—	—
Collection of loan to guarantor	—	—	800,000	102,510
Amounts due to a related company	—	(575,722)	—	—
Amounts due from a related company	1,345,393	146,699	—	—

Net cash used in investing activities	(545,001)	(4,855,435)	(3,555,937)	(455,651)

Cash flows from financing activities:
Issuance of ordinary shares for cash, net of offering costs paid	—	(2,009,360)	47,128,495	6,038,940
Proceeds received from loans to shareholders	41,183	53,973	—	—
Proceeds from short-term loans	—	2,800,000	—	—
Proceeds from subscription receivable	—	575,722	—	—
Repayment of short-term loan	(4,800,000)	—	(2,800,000)	(358,786)

Net cash provided by (used in) financing activities	(4,758,817)	1,420,335	44,328,495	5,680,154

Effect of exchange rate changes on cash	—	—	(791,476)	(101,418)
Net increase in cash	816,556	4,390,915	52,629,920	6,743,881
Cash and cash equivalents at beginning of year	3,627,346	4,443,902	8,834,817	1,132,074

Cash and cash equivalents at end of year	¥4,443,902	¥8,834,817	¥61,464,737	$7,875,955

Supplemental cash flow information
Interest paid	¥336,603	¥186,412	¥66,593	8,533

Noncash Investing and Financing Activities:
Offset of Hainan Future Company payable	¥—	¥2,526,595	¥—	$—
Forgiveness of debt recognized as contribution	¥—	¥1,897,682	¥—	$—
Conversion of series A convertible preferred stock	¥—	¥30,222,260	¥—	$—

See accompanying notes to the consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006, is Unaudited.)

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization – e-Future Information Technology, Inc. is a Cayman Islands Corporation. Its wholly owned subsidiary e-Future (Beijing) Tornado Information Technology, Inc. is a Beijing foreign investment enterprise in the People’s Republic of China (the PRC).

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

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Translating Financial Statements – The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company’s functional currency is the Chinese Yuan (Renminbi) and the accompanying consolidated financial statements have been expressed in Chinese Yuan. The consolidated financial statements as of and for the year ended December 31, 2006 have been translated into United States dollars solely for the convenience of the reader, are not presented in accordance with accounting principles generally accepted in the United States of America and are unaudited. Solely for this purpose, the consolidated financial statements have been translated into U.S. dollars at the rate of ¥7.8041 = US$1.00, the approximate exchange rate prevailing on December 31, 2006. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

Reclassifications – Certain 2005 amounts have been reclassified to bring them into conformity with the 2006 presentation. These reclassifications had no effect on the previously reported net income.

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

Fair Values of Financial Instruments – The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, advances to suppliers, trade accounts payable, accrued liabilities and advances from customers approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash and Cash Equivalents – Cash and cash equivalents are comprised of cash on hand, demand deposits and short-term debt investments with original maturities of no more than three months.

Trade Accounts and Other Receivables – Provision is made against trade accounts and other receivables to the extent they are considered to be doubtful. Other receivables are from transactions with non-trade customers.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006, is Unaudited.)

Inventory – Inventory is comprised of purchased software available for resale, other consumable materials and work in process. Inventory is stated at the lower of average cost or net realizable value. Work in process consists of costs incurred on contracts that have not been completed nor recognized as revenue.

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

Intangible Assets – Internally Generated Computer Software Costs and Research and Development – The Company charges all development costs to research and development until technological feasibility has been established. Technological feasibility has been established when a detail program design has been completed, or the completion of a working model. After reaching technological feasibility, additional software costs are capitalized until the software is available for general release to customers. The estimated useful life of capitalized software development expenditures is the shorter of four years or the estimated period of realization of revenue from the related software.

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

The Company provides the following products and services: self-developed software, purchased software, purchased hardware, system design and integration, and post-contract maintenance and technical support.

Software

The Company sells self-developed software and software purchased from other vendors. For software sales, the Company recognizes revenues in accordance with the provisions of Statement of Position No. 97-2, Software Revenue Recognition, and related interpretations. Revenue from perpetual (one-time charge) licensed software is recognized at the inception of the license term. Revenue from term (monthly license charge) arrangements is recognized on a subscription basis over the period that the customer is using the license. The Company does not provide any rights of return or warranties on the Company’s software.

Revenues applicable to multiple-element fee arrangements are bifurcated among the elements such as software, hardware and post-contract service using vendor-specific objective evidence of fair value. Such evidence consists of pricing of multiple elements when those same elements are sold as separate products or arrangements. Software maintenance for the first year and initial training are included in the purchase price of the software. Initial training is provided at the time of installation and is recognized as income as part of the price of the software since it is minimal in value. Maintenance is valued based on the fee schedule used by the Company for providing the regular level of maintenance service as sold to customers when renewing their maintenance contracts on a stand alone basis. Maintenance revenue is included in the statement of operations under service fee income and is recognized over the term of the agreement.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006, is Unaudited.)

Hardware

Revenue from hardware sales is generally recognized when the product is shipped to the customer and when there are no unfulfilled Company obligations that affect the customer’s final acceptance of the arrangement.

Services

The Company provides services for system integration which involves the design and development of complex information technology systems to the customer’s specifications. These services are provided on a fixed-price contract and the contract terms generally are short term. Revenue is recognized on the completed-contract method when delivery and acceptance is determined by a completion report signed by the customer.

Work in process inventory represents the cost of work performed towards providing such services that has not been completed as of the balance sheet date.

The Company offers telephone and minimal on-site support to its customers on a stand alone basis. Revenue from maintenance and technical support is recognized over the period of the agreement.

Advances from customers represent deposits received as of the balance sheet date. Advances include amounts related to projects that had yet to be completed.

Deferred revenue represents unearned amounts billed to customers related to post-contract maintenance agreements.

Cost of Revenues – Costs associated with contracts are deferred and recognized as inventory until the services are completed, the products and software are installed and delivered to and accepted by the customer. When the criteria for revenue recognition have been met, costs incurred are recognized as cost of revenue. Cost of revenues include wages, materials, handling charges, and other expenses associated with the development of information technology systems to the customer’s specifications, the cost of purchased hardware and software, and costs related to technical support services. Amortization of capitalized software costs is included in the cost of revenue.

Advertising Costs – Advertising costs are expensed when incurred. Total advertising expense was ¥963,163, ¥905,012, and ¥280,891 ($35,993) for the years ended December 31, 2004, 2005 and 2006, respectively.

Income taxes – Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109, Accounting for Income Taxes. Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts. A valuation allowance is recorded against deferred tax assets if it is not likely that the asset will be realized.

In June 2006, the Financial Accounting Standards Board issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition classification, interest and penalties, accounting in interim periods, disclosure, and transition. The interpretation is effective for the fiscal years beginning after December 15, 2006. The impact of adoption of this interpretation on the Company’s consolidated financial statements, if any, has not yet been determined.

Net Earnings per Ordinary Share – Basic earnings per ordinary share is computed by dividing net income by the weighted-average number of ordinary shares outstanding. Diluted earnings per ordinary share is computed by dividing net income by the weighted-average number of ordinary shares and dilutive potential ordinary share equivalents outstanding. Potential ordinary share equivalents consist of shares issuable upon the conversion of preferred stock and the exercise of stock options and warrants.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006, is Unaudited.)

The following table is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings per share and the weighted-average ordinary shares outstanding for the years ended December 31, 2004, 2005 and 2006:

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2004	2005	2006	2006
				(Unaudited)
Net income	¥4,525,190	¥5,470,263	¥8,104,726	$1,038,521

Basic weighted-average ordinary shares outstanding	921,875	1,235,488	1,689,434	1,689,434
Effect of dilutive securities:
Series A convertible preferred stock	578,125	264,512	—	—
Stock options and warrants	62,499	62,499	141,824	141,824

Diluted weighted-average ordinary shares outstanding	1,562,499	1,562,499	1,831,258	1,831,258

Basic earnings per share	¥4.91	¥4.43	¥4.80	$0.61
Diluted earnings per share	¥2.90	¥3.50	¥4.43	$0.57

Stock-Based Compensation – Effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards 123 (Revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123R also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (the vesting period). Prior to the Company adopting SFAS 123R, stock-based compensation plans were accounted for under Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, generally no compensation expense is recorded when the terms of the award are fixed and the exercise price of the employee stock option equals or exceeds the fair value of the underlying stock on the date of grant. The Company adopted the disclosure-only provision of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123).

For the years ended December 31, 2004, 2005 and 2006, the Company had no compensation expense related to stock options.

For options granted subsequent to the adoption date of SFAS 123R on January 1, 2006, the fair value of each stock option grant will be estimated on the date of grant using the Black-Scholes option pricing model. The Company had no stock option grants during the years ended December 31, 2004, 2005 or 2006. During the years ended December 31, 2004, 2005 and 2006 there were 62,499 of options outstanding that had not be exercised as of December 31, 2006.

Recently Enacted Accounting Standards – In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (SFAS 155). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and related interpretations. SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to recognition as liabilities. SFAS 155 eliminates the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006, is Unaudited.)

pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for the Company for all financial instruments acquired or issued beginning January 1, 2007. The impact of adoption of this statement on the Company’s consolidated financial statements, if any, has not yet been determined.

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

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). Under SFAS 158, companies must recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets. The effective date of the recognition and disclosure provisions for calendar-year public companies is for calendar years ending after December 15, 2006. The Company is currently evaluating the impact of this new standard but it is not expected to have a significant effect on the consolidated financial statements for the year ending December 31, 2006.

Business Segments – The Company operates in one industry which includes the sale of computer software, hardware and services solely to customers in China; therefore, no business segment information has been presented.

NOTE 3. INVENTORY

Inventory consisted of the following at December 31, 2005 and 2006:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31, 2006
	2005	2006
			(Unaudited)
Purchased software	¥138,376	¥—	$—
Work in process	3,940,196	4,038,375	517,468
Other	67,837	82,761	10,605

Total inventory	¥4,146,409	¥4,121,136	$528,073

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006, is Unaudited.)

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

Motor vehicles	10 Years
Leasehold improvements - shorter of	3 Years or Lease Term
Office equipment	5 Years
Communication equipment	5 Years
Software	5 Years

Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales or retirements are included in the consolidated statements of operations in the year of disposition. Depreciation expense was ¥1,106,019, ¥574,954, and ¥679,876 ($87,118) for the years ended December 31, 2004, 2005, and 2006, respectively. Property and equipment consisted of the following at December 31, 2004 and 2005:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31, 2006
	2005	2006
			(Unaudited)
Motor vehicles	¥290,000	¥290,000	$37,160
Leasehold improvements	280,711	433,394	55,534
Office equipment	3,893,567	4,266,615	546,715
Communication equipment	157,279	161,344	20,674
Software	546,540	554,084	70,999

Total	5,168,097	5,705,437	731,082
Less: Accumulated depreciation	(4,010,980)	(4,690,856)	(601,076)

Property and equipment, net	¥1,157,117	¥1,014,581	$130,006

NOTE 5. INTERNALLY GENERATED SOFTWARE

Intangible assets consist of the cost of computer software acquired, which is included in property and equipment, and the cost of computer software available for sale that has been internally developed by the Company. The components of intangible assets at December 31, 2005 and 2006 are as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31, 2006
	2005	2006
			(Unaudited)
Internally generated software	¥11,968,398	¥15,786,995	$2,022,910
Less: Accumulated amortization	(5,951,553)	(8,678,751)	(1,112,076)

Intangible assets, net	¥6,016,845	¥7,108,244	$910,835

All intangible assets have a useful life of and are amortized over 4.0 years. Amortization expense for the years ended December 31, 2004, 2005 and 2006 was ¥1,966,420, ¥2,305,835 and ¥2,727,198 ($349,457), respectively. Estimated aggregate amortization expense as of December 31, 2006 for the succeeding five years ending December 31, is as follows:

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006, is Unaudited.)

	Chinese Yuan (Renminbi)	U.S. Dollars
		(Unaudited)
2007	¥2,599,319	$333,071
2008	2,096,176	268,599
2009	1,450,407	185,852
2010	566,737	72,620
2011	—	—
Undetermined	395,605	50,693

Research and development costs for the years ended December 31, 2004, 2005 and 2006 were ¥1,419,937, ¥93,814 and ¥527,219 ($67,557), respectively. The Company has capitalized ¥395,605 of software costs that are not yet being amortized as the Company has yet to receive certification from the government for computer software that was recently developed. When the Company receives certification from the government these capitalized software costs will be amortized.

NOTE 6. SHAREHOLDERS’ EQUITY (DEFICIT)

Reverse Stock Split – On June 16, 2005, the shareholders of the Company approved a 1-for-7.560678 reverse stock split to its outstanding ordinary shares. This split also affected the potential conversion of the preferred stock. The number of ordinary shares outstanding for all periods presented has been retroactively restated to reflect the reverse stock split in the accompanying consolidated financial statements. The shareholders of the Company changed its authorized capital to 6,613,756 ordinary shares with a par value of $0.0756 U.S. Dollars per share.

Preferred stock – The Company’s Articles of Association allows for the issuance of convertible preferred stock in the amount of 10,000,000 shares at a par value of $0.0756 per share with the rights as described in those articles. Holders of the preferred stock have the same voting rights as holders of ordinary stock. All other material rights are to be determined by special resolution of the board of directors.

Series A Convertible Preferred Stock – At December 31, 2004, there were 4,016,610 shares of Series A convertible preferred stock outstanding. Holders of the Series A convertible preferred stock had the same voting rights as holders of ordinary stock. Series A convertible preferred stock holders were entitled to the number of votes equal to the number of ordinary shares into which such shares of Series A convertible preferred were convertible. The conversion rate was one share of Series A preferred stock to 0.1439335 shares of ordinary stock, or 578,125 shares.

At any time starting April 20, 2006, any majority holder of Series A convertible preferred stock had the right to require the Company to redeem of the Series A convertible preferred stock at a redemption price of ¥7.61 ($0.94) per share plus all declared but unpaid dividends. From the date of issuance in 2001, the redemption amount was ¥30,583,993. As a result, the Series A convertible preferred stock was mandatorily redeemable and was classified as a long-term liability upon adopting SFAS No. 150 during 2003. In accordance with EITF D-98, the Company recorded the carrying amount of the redeemable Series A preferred stock at its fair value when it was issued on April 20, 2001. The fair value was determined based upon its redemption value at that date and resulted in a charge to accumulated deficit of ¥9,894,407 during 2001. There were no changes in the redemption value from the date of issuance through June 16, 2005.

Holders of Series A preferred were entitled to receive non-cumulative dividends of ¥0.25 per share per annum only if declared by the Board of Directors. No dividends were declared.

Upon the close of an underwritten public offering, at a public price which represents a valuation of the share capital of the Company of at least ¥662,120,000 and with the gross proceeds to the Company of at least ¥165,530,000, the

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006, is Unaudited.)

shares of Series A convertible stock would automatically be converted into shares of ordinary stock based upon the conversion price described above. In the event of liquidation, the holders of the Series A Preferred stock were entitled to a ratable liquidating distribution of up to ¥5.13 per share and any dividends declared but unpaid.

On June 16, 2005, all 4,016,610 shares of Series A preferred stock were converted into 578,125 shares of ordinary stock. The preferred shares were consolidated into ordinary shares on June 16, 2005.

Ordinary Shares – During October 2006 the Company closed its initial public offering of 1,133,500 ordinary shares at ¥47.27 per share under the terms of the offering and realized gross proceeds of ¥53,581,679 before cash offering costs of ¥8,738,655. In addition, the Company issued the placement agents warrants to purchase 113,350 shares of common stock at ¥56.19 per share for a period of five years. The Company accounted for the warrants as an additional offering cost.

Subscriptions Receivable – Reflected as a reduction to stockholders’ deficit at December 31, 2003 and 2004 was ¥575,722 due from stockholders related to 921,875 shares of outstanding ordinary stock that were issued to the founding shareholders in November 2000 and April 2001. The shareholders made cash payments during September 2005 of ¥575,722 which paid the subscriptions receivable in full.

Statutory Reserves – According to the Articles of Association, the Company is required to transfer a certain portion of its net profits, as determined under PRC accounting regulations, from accumulated deficit to both the surplus reserve fund and the public welfare fund. In 2004 and 2005, the Company transferred to these funds ¥678,779 and ¥820,539, respectively. The amount comprising the surplus reserve fund was ¥2,056,013 at both December 31, 2005 and 2006. The amount comprising the public welfare fund was ¥1,028,007 ($131,726) at both December 31, 2005 and 2006.

Stock Options – During 2002, the Company granted stock options to purchase 62,499 shares of ordinary shares to employees and directors. At December 31, 2005, and 2006, the Company had 62,499 options outstanding. These options vested over 2 years and have an exercise price of $4.71 (¥36.76) per share. The options are exercisable through 2012.

On August 20, 2005, the Company adopted the e-Future Information Technology, Inc. Stock Option Plan (the Plan), which authorized for grant stock options equivalent to five percent of the total number of ordinary shares outstanding immediately following the initial public offering of the Company.

The Plan allows the Company to grant options as a means of providing equity incentives to key personnel, giving them a proprietary interest in the Company and its success and progress. The options pursuant to this plan shall vest over a five year period at a rate of 20% per year and shall expire after 10 years. The exercise price of each option shall be the fair market value of an ordinary share on the date of grant. The plan will expire on December 31, 2014. As of December 31, 2006 no options had been granted under the Plan.

NOTE 7. RELATED-PARTY TRANSACTIONS

Amounts Due From a Related Company – At December 31, 2003, e-Future (Beijing) Tornado Information Technology, Inc. (“e-Future Beijing”) had advanced ¥4,018,687 to Hainan Future Company (“Hainan”), a company owned by the principal shareholders of the Company. The balance arose as the result of payments to suppliers on behalf of Hainan, cash advances to Hainan, Hainan’s collection of cash receipts from E-Future’s customers, and the sale of an investment in a company to Hainan, less the collection of cash receipts from Hainan’s customers, less Hainan’s payments to suppliers on behalf of E-Future, less the cost of software purchased from Hainan and less the purchase of two real estate parcels from Hainan. Hainan had no operations or employees from December 31, 2001. As a result, E-Future made payments to, provided services to and collected cash receipts from Hainan’s customers during the years ended December 31, 2004 and 2005. Those transactions along with the resulting balances receivable from Hainan were as follows:

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006, is Unaudited.)

	For the Years Ended December 31,
	2004	2005
Beginning balance	¥4,018,687	¥2,673,294
Payments of (refunds from) Hainan suppliers	155,307	(146,699)
Offset receivable from Hainan against payable to Hainan	—	(2,526,595)
Collection of cash receipts from Hainan’s customers	(1,500,700)	—

Ending Balance	¥2,673,294	¥—

Amounts Due to Related Parties – Represented the amounts due to Mr. Li and to Hainan Future Company, the former shareholders of e-Future Beijing, of ¥1,000,000 ($123,913) and ¥4,000,000 ($495,651), respectively, for the acquisition of the Company’s equity interest in e-Future Beijing. The balances due were unsecured, had no fixed terms of repayment and were considered due on demand. As amounts due did not require the payment of interest, the Company calculated interest expense at its incremental borrowing rate and has recorded the interest expense and additional paid-in capital. For the years ended December 31, 2004 and 2005, the Company calculated interest expense at 6.9%.

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

NOTE 8. INCOME TAXES

To date, the Company has not been subject to any income taxes in the United States or the Cayman Islands. Enterprises with foreign investment and foreign enterprises doing business in the People’s Republic of China (PRC) are generally subject to federal (state) enterprise income tax at a rate of 30% and a local income tax at a rate of 3%; however, due to the Company’s location in a State Standard High Technology Development Zone, the Company was granted a certification of High Technology Enterprise and will be taxed at a 15% federal rate for taxable income generated after 2001 and will be exempt from local tax. In addition, e-future Beijing is located in the Beijing Zhongguanchun High Technology Development Zone. Therefore, it was exempt from 50% of the federal tax during 2003 through 2005. Since e-future Beijing has foreign invested capital, it is allowed a deduction for operating loss carry forwards for up to five years.

The Company had minimal operations in jurisdictions other than the PRC. Income (loss) before income taxes consists of:

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2004	2005	2006	2006
				(Unaudited)
PRC	¥4,906,218	¥5,707,988	¥8,396,431	$1,075,899
Cayman Islands	(381,028)	(237,725)	(291,705)	(37,378)

Net income	¥4,525,190	¥5,470,263	¥8,104,726	$1,038,521

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006, is Unaudited.)

The provision for income taxes was as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2004	2005	2006	2006
				(Unaudited)
Current tax before benefit of operating loss carry forwards	¥705,869	¥1,020,641	¥1,332,590	$170,755
Benefit of operating loss carry forwards	(705,869)	(1,020,641)	(1,332,590)	(170,755)

Total provision for income taxes	¥—	¥—	¥—	$—

The reconciliation of income tax (benefit) computed by applying the statutory income tax rate to pre-tax income (loss) to the actual tax (benefit) is as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2004	2005	2006	2006
				(Unaudited)
Income tax computed at federal statutory tax rate (30%)	¥1,357,557	¥1,641,079	¥2,431,418	$311,556
Non-deductible expenses	114,308	71,318	56,720	7,268
Effect of lower actual tax rates	(735,932)	(856,198)	(1,244,069)	(159,412)
Valuation allowance	(735,933)	(856,199)	(1,244,069)	(159,412)

Total income tax	¥—	¥—	¥—	$—

The components of the deferred income tax asset were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31, 2006
	2005	2006
			(Unaudited)
Net operating loss carry forwards	¥3,099,458	¥1,038,193	$133,032
Bad debt allowance and write offs	342,672	515,056	65,998
Deferred revenue	83,863	—	—
Valuation allowance	(3,525,993)	(1,553,249)	(199,030)

Net Deferred Tax Asset	¥—	¥—	$—

At December 31, 2006, the Company had operating loss carry forwards that will expire, if unused, as follows:

Expire December 31:
2007	¥6,230,690
2008	690,598

¥6,921,288

NOTE 9. NOTES PAYABLE AND CONTINGENCIES

Short-Term Loan – In February 2005, the Company entered into a short-term loan for ¥2,800,000 which required a guarantor, was due in February 2006 and bore interest at 5.58 percent. The loan was paid in full during January 2006. The Company loaned the unrelated guarantor ¥800,000 under the same terms. The guarantor also paid this loan in full during January 2006.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006, is Unaudited.)

In March 2005, the Company entered into a short-term loan for ¥350,000 which was due in May 2005 and bore interest at 0.72 percent. The loan was paid in May 2005.

Operating Lease Agreements – The Company leases offices in Beijing and Shanghai. The amounts of commitments for non-cancelable operating leases in effect at December 31, 2006, were as follows:

	Yuan	U.S. Dollars
		(Unaudited)
2007	¥848,760	$108,758
2008	152,790	19,578

Total	¥1,001,550	$128,336

The Company incurred rental expense, of ¥1,848,113, ¥2,039,835 and ¥1,625,148 ($208,243) during the years ended December 31, 2004, 2005 and 2006, respectively.

Software Infringement Indemnity – Standard software license agreements contain an infringement indemnity clause under which the company agrees to indemnify and hold harmless customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringements by their software products. The terms constitute a form of guarantee that is subject to the provisions of Financial Accounting Standards Board Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others. The estimated liability under the guarantee is zero.

Litigation – In August 2002, the Company was sued for the termination of contracts between the Company and another party. The other party sued for costs and losses in the amount of ¥665,500 ($82,464). The case is currently in the procedure of first instance or first trial.

In the administration of adjudication of Civil litigations in the PRC, the people’s courts adopt the system whereby a case shall be finally decided after at most two trials, which are called first instance and second instance respectively. This means: (a) Judgments or orders of the first instance shall come from a local people’s court, and a party may bring an appeal only once to the people’s court at the next higher level; (b)Judgments or orders of the first instance of the local people’s courts at various levels become legally effective if, within the prescribed period for appeal, no party makes an appeal; (c)judgments and orders of the court of the second instance, if any, shall be seen as final decisions of the case and cannot be appealed, however, any judgments and orders rendered by the Supreme People’s Court as the court of the first instance shall become immediately legally effective. This case is not with the Supreme People’s Court.

The Company has accrued ¥665,500 in accrued expenses. There might be additional expenses related to this claim but it is impossible for management to forecast all of the possibilities related to this case. The additional expenses that could be incurred include: additional accrued interest expense, execution (of the legally effective legal documents) expenses of the case and accepting fee of People’s Court(s).

Management has considered the likely out come of this case based on past experience with similar cases and determined that the total amount of estimated costs should be accrued and expensed as a result of the claim. There could be additional costs related to the case which can not be estimated at this time.

Concentration of suppliers – During the year ended December 31, 2006, the Company’s purchases from three suppliers accounted for approximately 40%, 15% and 10% of product purchases, respectively. No concentration of suppliers existed during the years ended December 31, 2004 or 2005.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006, is Unaudited.)

NOTE 10. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

			U.S. Dollars
	Chinese Yuan (Renminbi)		December 31, 2006
	2005	2006
			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	¥7,393	¥33,399,189	$4,279,698

Total current assets	7,393	33,399,189	4,279,698

Non-current assets
Investments in and amounts due from subsidiary	10,529,865	30,948,777	3,965,706
Prepaid expense	—	325,171	41,666
Deferred offering costs	2,009,360	—	—

Total non-current assets	12,539,225	31,273,948	4,007,372

Total assets	¥12,546,618	¥64,673,137	$8,287,070

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses	¥454,300	¥124,148	$15,907

Total current liabilities	454,300	124,148	15,907

Shareholders’ equity
Ordinary shares, $0.0756 U.S. Dollars (¥0.6257) par value; 6,613,756 shares authorized; 1,500,000 and 2,633,500 shares outstanding, respectively	938,550	1,647,781	211,143
Additional paid-in capital	33,592,443	77,726,236	9,959,667
Statutory reserves	3,084,020	3,084,020	395,179
Accumulated other comprehensive loss, foreign currency translation	—	(491,079)	(62,926)
Accumulated deficit	(25,522,695)	(17,417,969)	(2,231,900)

Total shareholders’ equity	12,092,318	64,548,989	8,271,163

Total liabilities and shareholders’ equity	¥12,546,618	¥64,673,137	$8,287,070

Condensed statements of operations

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2004	2005	2006	2006
				(Unaudited)
General and administrative expense	¥(34,932)	¥(983)	¥(401,123)	$(51,400)

Operating loss	(34,932)	(983)	(401,123)	(51,400)

Equity in profit of subsidiary	4,906,218	5,707,988	8,396,431	1,075,900
Interest income	—	—	109,418	14,021
Interest expense	(346,096)	(236,742)	—	—

Net income	¥4,525,190	¥5,470,263	¥8,104,726	$1,038,521

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information in United States Dollars, as of December 31, 2006, is Unaudited.)

Condensed cash flow statements

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2004	2005	2006	2006
				(Unaudited)
Cash flows from operating activities:
Net income (loss)	¥4,525,190	¥5,470,263	¥8,104,726	$1,038,521
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in profit of subsidiary	(4,906,218)	(5,707,988)	(8,396,431)	(1,075,900)
Interest on notes payable contributed by shareholders	346,096	236,742	—	—
Expenses paid by subsidiary on behalf of parent	34,928	(446,035)	(11,433,110)	(1,465,013)
Changes in assets and liabilities
Prepaid expenses	—	—	(330,717)	(42,377)
Accrued expenses	—	454,300	(889,691)	(114,003)

Net cash provided by (used in) operating activities	(4)	7,282	(12,945,223)	(1,658,772)

Cash flows from investing activities:
Payment on amount due to related company	—	(575,723)	—	—

Net cash used in investing activities	—	(575,723)	—	—

Cash flows from financing activities:
Issuance of shares for cash	—	—	47,128,495	6,038,940
Proceeds from subscription receivable	—	575,722	—	—

Net cash used in investing activities	—	575,722	47,128,495	6,038,940

Effect of exchange rate changes on cash	—	—	(791,476)	(101,418)
Net (decrease) increase in cash	(4)	7,281	33,391,796	4,278,750
Cash and cash equivalents at beginning of year	116	112	7,393	948

Cash and cash equivalents at end of year	¥112	¥7,393	¥33,399,189	$4,279,698

Basis of presentation

For the purposes of the presentation of e-Future Information Technology Inc.’s (the Parent) condensed financial information, the Parent has recorded its investment in e-Future Beijing (the Subsidiary) under the equity method of accounting as prescribed in APB opinion No. 18, The Equity Method of Accounting for Investments in Common Stock.

The profit from the subsidiary is reflected on the condensed statements of operations as equity in profit of subsidiary.

Under PRC laws and regulations, there are restrictions on the subsidiary transferring certain of its net assets to the Parent either in the form of dividends, loans or advances. The amounts restricted include statutory reserves of e-Future Beijing totaling ¥3,084,020 as of December 31, 2006.

EXHIBIT INDEX

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (1)

1.2	Amended and Restated Memorandum of Association of the Registrant (1)

1.3	Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (1)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	Labor Contract by and between e-Future Beijing and Adam Yan (1)

4.2	Labor Contract by and between e-Future Beijing and Qicheng Yang (1)

4.3	Labor Contract by and between e-Future Beijing and Hongjun Zou (1)

4.4	Labor Contract by and between e-Future Beijing and Johnson Li (1)

4.5	Labor Contract by and between the e-Future Beijing and Zhou Kefu (1)

4.6	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Qicheng Yang and Ling Zhang (1)

4.7	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Adam Yan and Xuejun Zhang (1)

4.8	Summary of translation of Share Transfer Agreement of e-Future (Beijing) Tornado Information Technology, Inc. by and between Dafu Zou and Johnson Li (1)

4.9	Agreement to terminate Agreement and forgive debt (1)

4.10	Memorandum of Understanding by and between IBM China Company Limited and the Registrant (1)

4.11	ISV Advantage Agreement by and between IBM Engineering Technology (Shanghai) Co., Ltd. and the Registrant (1)

4.12	Termination and Debt Forgiveness Agreement by and among e-Future (Beijing) Tornado Information Technology Inc., e-Future Information Technology Inc. and Hainan Future Computer Co., Ltd. (1)

4.13	Summary of translation of Guarantee Agreement numbered 2005 Wangbaozhi No. 002 (1)

4.14	Summary of translation of Agreement, dated February 20, 2000, by and between e-Future Beijing and Hainan Future Computer Co., Ltd. transferring ONE POS-ERP (1)

4.15	Summary of translation of Agreement by and between e-Future (Beijing) Tornado Information Technology, Inc. and Limen (China) Group (2)

8.1	Subsidiaries of the Registrant (1)

11.1	Code of Business Conduct and Ethics (3)

12.1	Section 302 Certification of Adam Yan (3)

12.2	Section 302 Certification of Yu Ping (3)

13.1	Section 906 Certification of Adam Yan (3)

13.2	Section 906 Certification of Yu Ping (3)

99.1	Schedule II – Valuation and Qualifying Accounts (3)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 333-126007).
(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F (File No. 001-33113) filed with the SEC on June 30, 2006.
(3)	Filed herewith.