Form 20-F/A
period 2006-12-31
eFuture Information Technology Inc.
filed 2007-07-06
CIK 1329365

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

We will comply with Cayman Islands law in lieu of Nasdaq Rule 4350 in a single, limited circumstance.

Under Nasdaq Marketplace Rule 4350 (“Rule 4350”), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350, without the need to seek individual exemptions from Nasdaq. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to Nasdaq, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

On July 3, 2007, we provided NASDAQ with a notice of non-compliance with Rule 4350. In practice, we do not comply with the NASDAQ requirements regarding the delivery of annual reports containing audited financial statements. Nasdaq’s current interpretation of Rule 4350 requires us to mail these materials to shareholders. Nasdaq has proposed revisions to Rule 4350 that would allow us to satisfy the delivery of annual reports requirement by posting the annual report on our website along with a prominent undertaking in English to provide shareholders, upon request, a hard copy of the annual report free of charge. The proposal would also require us to issue a press release stating that our annual report is available on our website and that shareholders may receive a hard copy free of charge upon request. The proposed amendments to Rule 4350 comply with Cayman Islands law. As such, we will provide our annual report in the manner prescribed in the proposed amendment to Rule 4350.

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

Item 19	Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (1)

1.2	Amended and Restated Memorandum of Association of the Registrant (1)

1.3	Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (1)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	Labor Contract by and between e-Future Beijing and Adam Yan (1)

4.2	Labor Contract by and between e-Future Beijing and Qicheng Yang (1)

4.3	Labor Contract by and between e-Future Beijing and Hongjun Zou (1)

4.4	Labor Contract by and between e-Future Beijing and Johnson Li (1)

4.5	Labor Contract by and between the e-Future Beijing and Zhou Kefu (1)

4.6	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Qicheng Yang and Ling Zhang (1)

4.7	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Adam Yan and Xuejun Zhang (1)

4.8	Summary of translation of Share Transfer Agreement of e-Future (Beijing) Tornado Information Technology, Inc. by and between Dafu Zou and Johnson Li (1)

4.9	Agreement to terminate Agreement and forgive debt (1)

4.10	Memorandum of Understanding by and between IBM China Company Limited and the Registrant (1)

4.11	ISV Advantage Agreement by and between IBM Engineering Technology (Shanghai) Co., Ltd. and the Registrant (1)

4.12	Termination and Debt Forgiveness Agreement by and among e-Future (Beijing) Tornado Information Technology Inc., e-Future Information Technology Inc. and Hainan Future Computer Co., Ltd. (1)

4.13	Summary of translation of Guarantee Agreement numbered 2005 Wangbaozhi No. 002 (1)

4.14	Summary of translation of Agreement, dated February 20, 2000, by and between e-Future Beijing and Hainan Future Computer Co., Ltd. transferring ONE POS-ERP (1)

4.15	Summary of translation of Agreement by and between e-Future (Beijing) Tornado Information Technology, Inc. and Limen (China) Group (2)

8.1	Subsidiaries of the Registrant (1)

11.1	Code of Business Conduct and Ethics (3)

12.1	Section 302 Certification of Adam Yan (3)

12.2	Section 302 Certification of Yu Ping (3)

13.1	Section 906 Certification of Adam Yan (3)

13.2	Section 906 Certification of Yu Ping (3)

99.1	Schedule II – Valuation and Qualifying Accounts (3)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 333-126007).
(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F (File No. 001-33113) filed with the SEC on June 30, 2006.
(3)	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-20 and has duly caused this amendment to its Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form F-20 to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 3rd day of July, 2007.

E-FUTURE INFORMATION TECHNOLOGY INC.

By:	/s/ Adam Yan
Name:	Adam Yan
Title:	Chairman and Chief Executive Officer (Principal Executive Officer and Principal Accounting Officer)
Date: July 3, 2007

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

EXHIBIT INDEX

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (1)

1.2	Amended and Restated Memorandum of Association of the Registrant (1)

1.3	Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (1)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	Labor Contract by and between e-Future Beijing and Adam Yan (1)

4.2	Labor Contract by and between e-Future Beijing and Qicheng Yang (1)

4.3	Labor Contract by and between e-Future Beijing and Hongjun Zou (1)

4.4	Labor Contract by and between e-Future Beijing and Johnson Li (1)

4.5	Labor Contract by and between the e-Future Beijing and Zhou Kefu (1)

4.6	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Qicheng Yang and Ling Zhang (1)

4.7	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Adam Yan and Xuejun Zhang (1)

4.8	Summary of translation of Share Transfer Agreement of e-Future (Beijing) Tornado Information Technology, Inc. by and between Dafu Zou and Johnson Li (1)

4.9	Agreement to terminate Agreement and forgive debt (1)

4.10	Memorandum of Understanding by and between IBM China Company Limited and the Registrant (1)

4.11	ISV Advantage Agreement by and between IBM Engineering Technology (Shanghai) Co., Ltd. and the Registrant (1)

4.12	Termination and Debt Forgiveness Agreement by and among e-Future (Beijing) Tornado Information Technology Inc., e-Future Information Technology Inc. and Hainan Future Computer Co., Ltd. (1)

4.13	Summary of translation of Guarantee Agreement numbered 2005 Wangbaozhi No. 002 (1)

4.14	Summary of translation of Agreement, dated February 20, 2000, by and between e-Future Beijing and Hainan Future Computer Co., Ltd. transferring ONE POS-ERP (1)

4.15	Summary of translation of Agreement by and between e-Future (Beijing) Tornado Information Technology, Inc. and Limen (China) Group (2)

8.1	Subsidiaries of the Registrant (1)

11.1	Code of Business Conduct and Ethics (3)

12.1	Section 302 Certification of Adam Yan (3)

12.2	Section 302 Certification of Yu Ping (3)

13.1	Section 906 Certification of Adam Yan (3)

13.2	Section 906 Certification of Yu Ping (3)

99.1	Schedule II – Valuation and Qualifying Accounts (3)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 333-126007).
(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F (File No. 001-33113) filed with the SEC on June 30, 2006.
(3)	Previously filed.