Form 20-F/A
period 2006-12-31
eFuture Information Technology Inc.
filed 2007-11-26
CIK 1329365

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

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

The registrant files this Second Amendment to Form 20-F on Form 20-F/A for the sole purpose of filing as exhibits 12.1, 12.2, 13.1 and 13.2 certifications by the registrant’s Chief Executive Officer and Chief Financial Officer required to be filed with Form 20-F and each amendment thereto.

EXHIBIT INDEX

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (1)

1.2	Amended and Restated Memorandum of Association of the Registrant (1)

1.3	Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (1)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	Labor Contract by and between e-Future Beijing and Adam Yan (1)

4.2	Labor Contract by and between e-Future Beijing and Qicheng Yang (1)

4.3	Labor Contract by and between e-Future Beijing and Hongjun Zou (1)

4.4	Labor Contract by and between e-Future Beijing and Johnson Li (1)

4.5	Labor Contract by and between the e-Future Beijing and Zhou Kefu (1)

4.6	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Qicheng Yang and Ling Zhang (1)

4.7	Summary of translation of Share Transfer Agreement of Hainan Future Computer Co., Ltd. by and between Adam Yan and Xuejun Zhang (1)

4.8	Summary of translation of Share Transfer Agreement of e-Future (Beijing) Tornado Information Technology, Inc. by and between Dafu Zou and Johnson Li (1)

4.9	Agreement to terminate Agreement and forgive debt (1)

4.10	Memorandum of Understanding by and between IBM China Company Limited and the Registrant (1)

4.11	ISV Advantage Agreement by and between IBM Engineering Technology (Shanghai) Co., Ltd. and the Registrant (1)

4.12	Termination and Debt Forgiveness Agreement by and among e-Future (Beijing) Tornado Information Technology Inc., e-Future Information Technology Inc. and Hainan Future Computer Co., Ltd. (1)

4.13	Summary of translation of Guarantee Agreement numbered 2005 Wangbaozhi No. 002 (1)

4.14	Summary of translation of Agreement, dated February 20, 2000, by and between e-Future Beijing and Hainan Future Computer Co., Ltd. transferring ONE POS-ERP (1)

4.15	Summary of translation of Agreement by and between e-Future (Beijing) Tornado Information Technology, Inc. and Limen (China) Group (2)

8.1	Subsidiaries of the Registrant (1)

11.1	Code of Business Conduct and Ethics (3)

12.1	Section 302 Certification of Adam Yan (4)

12.2	Section 302 Certification of Yu Ping (4)

13.1	Section 906 Certification of Adam Yan (4)

13.2	Section 906 Certification of Yu Ping (4)

99.1	Schedule II – Valuation and Qualifying Accounts (3)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 333-126007).
(2)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F (File No. 001-33113) filed with the SEC on June 30, 2006.
(3)	Previously filed.
(4)	Filed herewith.