Form 20-F
period 2007-12-31
eFuture Information Technology Inc.
filed 2008-06-30
CIK 1329365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

For the transition period from __________ to __________

Commission file number: 333-126007

EFUTURE INFORMATION TECHNOLOGY INC.
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

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:2,924,702 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act). (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐                 Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐   No ☒

i

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3 - Key Information-Risk Factors,” “Item 4 - Information on the Company,” “Item 5 - Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

PART I

Unless the context requires otherwise, references in this report to “eFuture,” “the Company,” “we,” “us,” and “our” refer to eFuture Information Technology, Inc. and our wholly-owned subsidiary, eFuture (Beijing) Royalstone Information Technology Inc. (formerly known as “eFuture (Beijing) Tornado Information Technology Inc.”)

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

	RMB					USD
						For the Year Ended
	For the Year Ended December 31,					December 31,
	2003	2004	2005	2006	2007	2007
						(Unaudited)
Total Revenues	¥28,453,099	¥34,703,297	¥39,244,001	¥47,843,530	¥84,070,361	$11,525,013
Profit (Loss) From Operations	(1,165,482)	5,197,762	5,843,028	7,976,967	6,942,516	951,734
Earnings (Loss) Per Ordinary Share	(1.26)	5.64	4.73	4.72	2.58	0.35
Net Income (Loss)	(1,529,859)	4,525,190	5,470,263	8,104,726	(27,480,747)	(3,767,273)
Basic Earnings (Loss) Per Share	(1.66)	4.91	4.43	4.80	(10.23)	(1.40)
Diluted Earnings (Loss) Per Share	(1.66)	2.90	3.50	4.43	(10.23)	(1.40)

	RMB					USD
	As of December 31,					As of December 31,
	2003	2004	2005	2006	2007	2007
						(Unaudited)
Total Assets	¥34,746,298	¥25,893,808	¥31,657,674	¥83,025,047	¥208,313,747	28,557,254
Total Current Liabilities	(35,705,675)	(21,981,899)	(19,565,356)	(18,476,058)	(60,484,349)	(8,291,661)
Long-term Liabilities	(30,583,993)	(30,583,993)	—	—	(22,154,431)	(3,037,100)
Net Assets	(31,543,370)	(26,672,084)	12,092,318	64,548,989	64,548,989	8,271,163

Ordinary Shares	576,817	576,817	938,550	1,647,781	1,811,589	248,347
Dividends Declared Per Share	-	-	-	-	-	-

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

Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual financial report were made at a rate of RMB7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China (the “PRC”) imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per US Dollar)
20032003	8.2767	8.2772	8.2800	8.2765
20042004	8.2765	8.2768	8.2771	8.2765
20052005	8.0702	8.1940	8.0702	8.2765
2006	7.8041	7.9723	7.8041	8.0702
2007	7.2946	7.6072	7.2946	7.8127
December	7.2946	7.3682	7.2946	7.4120
2008
January	7.1818	7.2405	7.1818	7.2946
February	7.1115	7.1644	7.1100	7.1973
March	7.0120	7.0722	7.0105	7.1110
April	6.9870	6.9997	6.9840	7.0185
May	6.9400	6.9725	6.9377	7.0000
June (through June 27)	6.8618	6.9013	6.8618	6.9633

(1)
Averages are calculated using the average of month-end rates of the relevant period. Monthly averages and partial monthly averages are calculated using the average of the daily rates during the relevant period.

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

Though we achieved profitability from 2004 to 2006, we had an accumulative deficit of RMB44,898,716 as of December 31, 2007. As of December 31, 2007, our shareholders’ equity was RMB125,674,968. While we have achieved profitability in previous years, there can be no assurance that we will be able to continue our growth or profitability. Indeed, we had a net loss of RMB27,480,747 in the fiscal year ended December 31, 2007.

Our recent service fee revenue growth will require our officers to manage our business efficiently while recruiting a significant number of new employees to assist in further development and implementation of our software.

In 2007, our service fee income increased by 301% in comparison to 2006, which was mainly due to our efforts of focusing on services and expanding our direct sales force in key geographic markets. The growth in the size and complexity of our business has placed and is expected to continue to place a significant strain on our management and operations. Continued growth will require us to recruit and hire a substantial number of new employees, including consulting and product development personnel. In particular, our ability to undertake new projects and increase license revenues is substantially dependent on the availability of our consulting personnel to assist in the licensing and implementation of our software solutions. We will not be able to continue to increase our business at historical rates without adding significant numbers of personnel skilled in software implementation and integration. Although we have not incurred significant difficulty in the hiring and training of skilled employees to date, there can be no assurance that we will effectively locate, retain or train additional personnel in the future. If we do not sufficiently increase our integration and implementation workforce over time, we may be required to forego licensing opportunities. Our ability to compete effectively and to manage future growth, if any, also will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis.

We are heavily dependent upon the services of technical and managerial personnel who develop and implement our supply chain management software, and we may have to actively compete for their services.

We are heavily dependent upon our ability to attract, retain and motivate skilled technical, managerial and consulting personnel, especially highly skilled engineers involved in ongoing product development and consulting personnel. Our ability to install, maintain and enhance our supply chain management software is substantially dependent upon our ability to locate, hire and train qualified personnel. As supply chain management concepts have only recently been adopted in China, the number of qualified technical, managerial and consulting personnel is limited. Many of our technical, managerial and consulting personnel possess skills that would be valuable to all companies engaged in software development, and the Chinese software industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. Consequently, we expect that we will have to actively compete with other Chinese software developers for these employees. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our technical, managerial and consulting personnel. Although we have not experienced difficulty locating, hiring, training or retaining our employees to date, there can be no assurance that we will be able to retain our current personnel, or that we will be able to attract and assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the quality of our software products and the effectiveness of installation and training could be materially impaired.

Competition within the Chinese market for our software products is significant.

We believe that while the Chinese market for supply chain management software is subject to intense competition, the number of significant competitors is relatively limited. According to the International Data Corporation, in 2006, total IT expenditures in China’s retail market were $552 million, the annual growth is projected to be 13.3% from 2006 to 2011. In 2007, total IT expenditures in China’s retail market were $625 million, and we generated approximately $11,500,000. As such, while we believe that we effectively compete in our market, our competitors occupy a substantial competitive position. There can be no assurance that we will be able to effectively compete in our industry on an ongoing basis.

Our financial performance is dependent upon the sale and implementation of supply chain management software and related services, a single, concentrated group of products.

We derive all of our revenues from the license and implementation of eight software applications for the Chinese supply chain industry, an industry that did not effectively exist in China in recent years, and from providing consulting services. The life cycle of our software is difficult to estimate due in large measure to the potential effect of new software, applications and enhancements (including those we introduce) on the maturation in the Chinese retail distribution, wholesaling and logistics industries. To the extent we are unable to continually improve our supply chain management software to address the changing needs of the Chinese supply chain front market, we may experience a significant decline in the demand for our programs. In such a scenario, our revenues may significantly decline.

The market for supply chain management software is intensely competitive.

We believe the principal competitive factors in our markets are:

•	product quality;
•	reliability;
•	performance;
•	price;
•	vendor and product reputation;
•	financial stability;
•	features and functions;
•	ease of use; and
•	quality of support.

A number of companies offer competitive products addressing certain of our target markets. In the enterprise systems market, we compete with in-house systems developed by our targeted customers and with third-party developers. In addition, we believe that new market entrants may attempt to develop fully integrated enterprise-level systems targeting the Chinese supply chain. Many of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than we do. We cannot guarantee that we will be able to compete successfully against current or future competitors. As a result of this product concentration and uncertain product life cycles, we may not be as protected from new competition or industry downturns as a more diversified competitor.

Our financial performance is directly related to our ability to adapt to technological change and evolving standards when developing and improving our supply chain management software products.

The software development industry is subject to rapid technological change, changing customer requirements, frequent new product introductions and evolving industry standards that may render existing software obsolete. In addition, as the Chinese economy has only recently begun to incorporate various Western economic factors, the concept of supply chain management has only recently been adopted by Chinese businesses. As a result, our position in the Chinese supply chain management software industry could be eroded rapidly by the speed with which Chinese businesses continue to adopt Western business practices and technological advancements that we do not embrace. The life cycles of our software are difficult to estimate. Our software products must keep pace with technological developments, conform to evolving industry standards and address the increasingly sophisticated needs of Chinese retailers, wholesalers, distributors and logistics companies. In particular, we believe that we must continue to respond quickly to users’ needs for broad functionality. While we attempt to upgrade our software every one to two years, we cannot guarantee that our software will continue to enjoy market acceptance. To the extent we are unable to develop and introduce products in a timely manner, we believe that participants in the Chinese supply chain will obtain products from our competitors promptly and our sales will correspondingly suffer. In addition, we strive to achieve compatibility between our products and retailing systems platforms that we believe are or will become popular and widely adopted. We invest substantial resources in development efforts aimed at achieving this compatibility. If we fail to anticipate or respond adequately to technology or market developments, we could incur a loss of competitiveness or revenue.

We are substantially dependent upon our key personnel, particularly Adam Yan, our Chairman and Chief Executive Officer.

Our performance is substantially dependent on the performance of our executive officers and key employees. In particular, the services of:

•	Adam Yan, our Chairman and Chief Executive Officer;
•	Deliang Tong, our Chief Operating Officer;
•	Qicheng Yang, our Technology Officer;
•	Hongjun Zou, our Chief Innovation Officer;
•	Ping Yu, our Chief Financial Officer; and
•	Tony Zhao, our Chief Strategy Officer.

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

We rely on a combination of trademark, trade secret, nondisclosure and copyright law to protect our supply chain management software, which may afford only limited protection. Although the Chinese government has issued us 16 copyrights on our software, we cannot guarantee that competitors will be unable to develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties, including customers, may attempt to reverse engineer or copy aspects of our software products or to obtain and use information that we regard proprietary. Although we are currently unaware of any unauthorized use of our technology, in the future, we cannot guarantee that others will not use our technology without proper authorization.

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

In the future, we may receive notices claiming that we are infringing the proprietary rights of third parties. While we believe that we do not infringe and have not infringed upon the rights of others, we cannot guarantee that we will not become the subject of infringement claims or legal proceedings by third parties with respect to our current programs or future software developments. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any such claims could be time consuming, result in costly litigation, cause product shipment delays or force us to enter into royalty or license agreements rather than dispute the merits of such claims, thereby impairing our financial performance by requiring us to pay additional royalties and/or license fees to third parties. We have not been the subject of an intellectual property claim since our formation.

Our supply chain management software may contain integration challenges, design defects or software errors that could be difficult to detect and correct.

Implementation of our software may involve a significant amount of systems developed by third parties. Although we have not experienced a material number of defects associated with our software to date, despite extensive testing, we may, from time to time, discover defects or errors in our software only after use by a customer. We may also experience delays in shipment of our software during the period required to correct such errors. In addition, we may, from time to time, experience difficulties relating to the integration of our software products with other hardware or software in the customer’s environment that are unrelated to defects in our software products. Such defects, errors or difficulties may cause future delays in product introductions and shipments, result in increased costs and diversion of development resources, require design modifications or impair customer satisfaction with our software. Since our software solutions are used by our customers to perform mission-critical functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or out of our control that may arise from the use of our products could result in financial or other damages to our customers. To date, however, we have not had significant difficulties integrating our software into our customers’ existing systems. We do not maintain product liability insurance. Although our license agreements with customers contain provisions designed to limit our exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect us against such claims and the liability and costs associated therewith. To the extent we are found liable in a product liability case, we could be required to pay a substantial amount of damages to an injured customer, thereby impairing our financial condition.

We may not pay dividends.

We have not previously paid any cash dividends nor do we anticipate paying any dividends on our ordinary shares. Although we achieved profitability for the first time in 2004, we cannot assure you that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Indeed, we had a net loss of RMB27,480,747 in the fiscal year ended December 31, 2007. Furthermore, there is no assurance our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. Under Cayman law, we may only pay dividends from profits or credit from the share premium account (the amount paid over par value, which is $0.0756), and we must be solvent before and after the dividend payment. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiary.

A slowdown in the Chinese economy may slow down our growth and profitability.

The Chinese economy has grown at an approximately 9 percent rate for more than 25 years, making it the fastest growing major economy in recorded history. Much of this growth has occurred in our customers’ industries. For example:

•	China’s economy grew by 11.4% in 2007, the fastest pace in 11 years
•	in the last decade, the number of supermarkets in China increased from zero to more than 60,000;

•	retail sales in China increased 10.2% in 2004;
•	industrial growth in China increased 16.7% in 2004;
•	enterprise software revenues for all industry participants generated from Chinese wholesale and retail customers increased 32.5% from $22.52 million in 2002 to $27.16 million in 2003; and
•	enterprise software revenues for all industry participants generated from Chinese manufacturing customers increased 15.9% from $140.3 million in 2002 to $162.5 million in 2003.

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

Most recently, on August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors. This regulation became effective on September 8, 2006 and includes provisions that purport to require offshore special purpose vehicles:

•	controlled directly or indirectly by PRC companies or citizens; and
•	formed for the purpose of effecting an overseas listing of a PRC company to obtain the approval of CSRC prior to the completion of the overseas listing. On September 8, 2006, CSRC published procedures regarding the approval process associated with overseas listings of special purpose vehicles. There is little precedent as to how CSRC will interpret the new regulation and apply the related procedures.

We completed the formation of our offshore holding company structure prior to the implementation of the new regulation. Further, given that these new regulations are not retroactive in nature, we are not currently required to seek and obtain governmental approval to complete the offering contemplated hereby. The PRC government, however, could alter its interpretations of the regulation at any time. To the extent the PRC government alters its current practice of remaining silent regarding overseas listings of PRC businesses like ours, we may be required to seek additional government approval to complete this offering, and we cannot guarantee that we would obtain such approval.

eFuture Beijing is subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the Cayman Islands and do not have any assets or conduct any business operations other than our investment in eFuture Beijing, our subsidiary. As a result of our holding company structure, we rely entirely on the dividends payments from eFuture Beijing. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. eFuture Beijing may also be required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if eFuture Beijing incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or our subsidiary are unable to receive all of the revenues from our operations through these arrangements, we may be unable to pay dividends on our ordinary shares.

Governmental control of currency conversion may affect the value of our ordinary shares.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our income is derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Fluctuation in the value of the Renminbi may have a material adverse effect on the value of our ordinary shares.

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

Under PRC laws and regulations, a foreign invested enterprise may enjoy preferential tax benefits if it is registered in a high-technology zone and also qualifies as a “new or high-technology enterprise”. As a foreign invested enterprise as well as a certified “new or high-technology enterprise” located in a high-technology zone in Beijing, we are entitled to a three-year exemption from enterprise income tax beginning from our first year of operation, a 7.5% enterprise income tax rate for another three years followed by a 15% tax rate so long as we continue to qualify as a “new or high-technology enterprise.” Furthermore, we may apply for a refund of the 5% business tax levied on our total revenues derived from our technology consulting services. If the PRC law were to phase out preferential tax benefits currently granted to “new or high-technology enterprises” and technology consulting services, we would be subject to the standard statutory tax rate, which currently is 25%, and we would be unable to obtain business tax refunds for our provision of technology consulting services.

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

We are a Cayman Islands exempt company, and our corporate affairs are governed by our Memorandum and Articles of Association and by the Cayman Islands Companies Law (2004 Revision) and other applicable Cayman Islands laws. Certain of our directors and officers reside outside of the United States. In addition, the Company’s assets are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon our directors or officers and our subsidiaries, or enforce against any of them court judgments obtained in United States courts, including judgments relating to United States federal securities laws. In addition, there is uncertainty as to whether the courts of the Cayman Islands and of other offshore jurisdictions would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or other offshore jurisdictions predicated upon the securities laws of the United States or any state thereof. Furthermore, because the majority of our assets are located in China, it would also be extremely difficult to access those assets to satisfy an award entered against us in United States court.

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

A.        History and Development of the Company

eFuture (Beijing) Royalstone Information Technology Inc.

eFuture (Beijing) Tornado Information Technology Inc. (“eFuture Tornado”) was established as a domestic Chinese company in April 2000 with total share capital of RMB500,000, of which Hainan Future Computer Company Limited (“Hainan Future”) contributed RMB400,000 (80%) and Dafu Zou contributed 100,000 (20%). In July 2000, Mr. Zou transferred his shares to Johnson Li, our Vice President for RMB100,000. In July 2000, eFuture Tornado was reorganized and its capital was increased to RMB5,000,000. In connection with the recapitalization, Hainan Future increased its investment in eFuture Tornado to RMB4,000,000, and Mr. Li increased his investment to RMB1,000,000. Since its inception in January 2000, eFuture Tornado has developed and integrated software for China’s supply chain front market.

On Feb 27, 2007, eFuture Tornado’s capital was increased to RMB17,805,680 or $2,300,000; and on August 28, 2007 eFuture Tornado was renamed “eFuture (Beijing) Royalstone Information Technology Inc.” (together with eFuture Tornado, “eFuture Beijing”).

eFuture Information Technology Inc.

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

Our Holding Company Structure

In March 2001, Hainan Future and Mr. Li transferred all shares in eFuture Beijing to us for an aggregate of RMB5,000,000. Pursuant to an approval from the Beijing Municipal Government, eFuture Beijing became a wholly foreign owned enterprise with an operating period of 20 years. We were created by eFuture Beijing and its shareholders as a holding company in an effort to maintain intellectual property within China while creating a corporate structure that could more easily access foreign capital. eFuture Beijing has previously and will continue to conduct all of our software development operations.

Hainan Future Computer Company Limited

Hainan Future was established as a domestic Chinese company in April 1997 with registered capital of RMB1,500,000. At the time of its formation, Hainan Future was owned by Mr. Yan (75%) and Qicheng Yang, our Chief Technology Officer (25%). Hainan Future developed a software program with particular use in the Chinese supply chain management industry. In an effort to create a company that would qualify for preferential tax treatments associated with businesses in the high-technology industry, Hainan Future agreed to sell its software program and all related rights to eFuture Beijing in 2000 for RMB5,160,000. In connection with this transaction, Hainan Future agreed to provide eFuture technical support and development services related to the program for one year. On May 24, 2001, the PRC National Copyright Bureau issued eFuture Beijing a certificate approving the transfer of the software and granting eFuture Beijing the sole right to exploit the copyright. eFuture Beijing named the acquired software “eFuture ONE POS-ERP.”

Following the sale of its software to eFuture Beijing in 2000, Hainan Future’s operations were limited to the completion of existing contracts and the collection of existing accounts receivable. Consequently, its operations reduced dramatically. In May 2005, Mr. Yan transferred all of his shares in Hainan Future to Xuejun Zhang for ¥225,000 and Mr. Yang transferred all of his shares in Hainan Future to Ling Zhang for ¥75,000. Xuejun Zhang serves as the manager of our administration department. Ling Zhang serves as an employee in our accounting and finance department. While not executive officers, these individuals are senior employees who actively participate in our day-to-day operations. Noting the limited number of employees in our company, they may possess the potential to influence our executive officers, and, thereby, our business and its operations.

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

As of December 31, 2001, we had advanced ¥3,195,956 to Hainan Future. The balance arose as the result of payments to suppliers on behalf of Hainan Future, cash advances to Hainan Future, Hainan Future’s collection of cash receipts from our customers, and the sale of an investment in a company to Hainan Future, less the collection of cash receipts from Hainan Future’s customers, less Hainan Future’s payments to suppliers on our behalf, less the cost of software purchased from Hainan Future and less the purchase of two real estate parcels from Hainan Future. The value of the real estate parcels and the services we provided to Hainan Future was determined in good faith by our executive officers and our Board of Directors. Hainan Future has had no operations or employees since December 31, 2001. As a result, we made payments to, provided services to and collected cash receipts from Hainan Future’s customers during the years ended December 31, 2003, 2004 and 2005. Those transactions along with the resulting balances receivable from Hainan Future were as follows:
				U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2003	2004	2005	2005 (Unaudited)
Balance at Beginning of Period	¥4,297,387	¥4,018,687	¥2,673,294	$331,255
Payments of (refunds from) Hainan suppliers	23,500	155,307	(146,699)	(18,178)
Services provided to Hainan	1,000,000	—	—	—
Offset receivable from Hainan against payable to Hainan	—	—	(2,526,595)	(313,077)
Collection of cash receipts from Hainan’s customers	(744,800)	(1,500,700)	—	—

Balance at End of Period	¥4,018,687	¥2,673,294	¥—	$—

We owed Mr. Li and Hainan Future ¥1,000,000 and ¥4,000,000, respectively, for the acquisition of the Company’s equity interest in eFuture Beijing. The balances due were unsecured, had no fixed terms of repayment and were considered due on demand. On August 12, 2005, we paid Hainan Future ¥575,722 towards the amount due to Hainan Future. On September 25, 2005, Hainan Future acquired Mr. Li’s receivable from our company on terms negotiated by Mr. Li and shareholders of Hainan Future. The value of the receivable was based upon the book value of the receivable as reflected on the financial records of Hainan Future, which were maintained in good faith by the shareholders of Hainan Future. On November 18, 2005, we entered into an agreement with Hainan Future whereby ¥1,897,683 of the payable to Hainan Future was forgiven by Hainan Future and the remaining balance payable to Hainan Future of ¥2,526,595 was offset against the receivable from Hainan Future of the same amount. This transaction was approved by our Board of Directors and the Board of Directors of Hainan Future. We recognized this forgiveness of debt from this related party as a contribution to capital.

B. Business Overview

General

We are a leading provider of front-end supply chain management (“SCM”) software and services in China. We provide integrated software and service solutions to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain market, especially in the retail and consumer goods industries.

Our mission is to give our clients a sustained competitive advantage by strengthening and enhancing the foundation of the supply chain.

We currently serve more than 1,000 Chinese and international clients, including Fortune 500 companies, over 650 retailers and over 250 distributors operating in China. We are also one of IBM’s premier business partners in Asia Pacific and are a strategic partner with Oracle, Microsoft, JDA, Motorola and Samsung Network China. The company has 20 branch offices across China.

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

Our software solutions integrate industry know-how with predictive information technologies, consulting services and best practices to help our clients create, manage and fulfill customer demand. Our solutions can be deployed individually to meet specific needs, or as part of a scalable and fully-integrated, end-to-end solution. Our software solutions consist of three independently deployable groups of products: Foundation Solutions, Collaborative Solutions and Intelligent Solutions, which range from internal process management to sophisticated business analysis tools.

Our business-to-business (“B2B”) solutions leverage our company’s relationships with China’s retailers and suppliers to offer innovative Web-based platforms. Our 99114.com and Jindian.com.cn websites connect suppliers and retailers, enabling China’s local and overseas suppliers to enter into retail stores across the country. Our company’s www.bfuture.com.cn website serves as a SaaS platform that streamlines supply chain management operations by allowing retailers and suppliers to exchange business information, arrange payment online and access purchase orders, returns, payment status, inventory levels and sales data analysis.

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

In recent years, the Chinese government has committed significant effort to modernizing China’s logistics and transportation infrastructure. In particular, China’s accession to the World Trade Organization in 2001 emphasized the liberalization and modernization of China’s economic system. Under China’s WTO agreement, the country will progressively remove the restrictions that prevent foreign companies from participating in the logistics and transportation sectors. We also expect China’s WTO status to stimulate China’s growth by opening its economy to competition and encouraging collaboration between local and foreign companies.

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

China’s Economic Development

China’s population of approximately 1.3 billion people is expected to grow by roughly 15 million people per year. The country’s gross national product has grown at a rate of approximately 9 percent for more than 25 years, making it the fastest growing major economy in recorded history. In the same 25 year period, China has moved more than 300 million people out of poverty and quadrupled the average Chinese person’s income. The tremendous potential for this market is noted by the fact that 400 of the world’s largest 500 companies are investing in China.

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

In 2007, total retail sales of consumer goods reached RMB8.9 trillion, a growth of 16.8% which was 3.1 percentage points higher than the 2006 growth rate (RMB901.5 billion for December, up 20.2%). Of this total, the retail sales of consumer goods in cities stood at RMB6 trillion, up 17.2% and 2.9 percentage points over 2006 while the retail sales at and below county level reached RMB2.9 trillion, up 15.8%, or 3.2 percentage points higher. In terms of different sectors, the growth of wholesale and retail sectors was 16.7%, and the growth of the lodging and catering industry was 19.4%. The sales by wholesale and retail businesses above the designated size in the following sectors enjoyed over 20% growth: petroleum and petroleum products; automobiles; construction and decorating materials; communication equipment; furniture; household electric appliances and audio-video equipment; clothing, shoes, hats and textiles, cosmetics, and sports and recreation articles.

Growth trend of Chinese GDP in most recent 5 years

GDP is growing rapidly

Total Retail Sales of Consumer Goods in China
(amounts in RMB Billions)

Retail spending in China is increasing from a low base

Growth Drivers

We believe the following factors, among others, have contributed to our growth and the growth of our customers in the retail industry:

•	Double-digit annual GDP growth;
•	Increasing disposable income;
•	Highly fragmented market; and
•	Double-digit annual growth of retail sales of consumer goods.

We seek to build on our leading market share of approximately 8% by focusing on the retail industry consumer goods market as China increases expenditures on retail services and software. According to the International Data Corporation:

•	In 2006, total IT expenditures in China’s retail market were $552 million; and
•	By 2011, total IT expenditures are expected to increase to $1.03 billion.

This level of projected growth, if achieved, would be equal to annual growth of 13.3% from 2006 to 2011.

eFuture Solutions

Upon the formation of eFuture Beijing in 2000, we began to develop our software products. Prior to the creation of our holding company structure in March 2001, we developed and released our first two software products:

•	eFuture ONE SCM/CRM, a visual supply chain management and customer relationship management solution, which was released on December 19, 2000; and
•	eFuture ESCM/e-Market Place, an e-supply chain management and marketplace solution, which was released on December 19, 2000.

We released a third program, eFuture ONE POS-ERP, a multi-format retail enterprise resources planning tool that we purchased from Hainan Future Computer Company Limited on July 31, 2000. In order to smoothly operate the Company and to apply for preferential tax treatments so as to solve the Company’s problem of lacking software, on February 20, 2000, eFuture Beijing executed an agreement with Hainan Future, in which eFuture Beijing purchased from Hainan Future the copyright and the relevant intangible assets of one set of computer software (POS-ERP), which was independently developed by Hainan Future with the registration number of 2000SR1016, at a total price of RMB5,160,000 in which one year of customized development and technical support were included. As provided in this Agreement, eFuture Beijing was entitled to sell and develop new products based on the software at its own discretion. The PRC National Copyright Bureau issued a Certificate on May 24, 2001 proving the filing of the aforementioned transfer of the computer software, according to this certificate, as of April 11, 2001, eFuture Beijing would have the right to use, the licensing right and the right to get paid for the computer software within the time limit regulated by law. Through eFuture Beijing we developed our remaining software products following the creation of our holding company structure.

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

Our Foundation Solutions are used to meet client needs for services such as retail management, POS, vendor payment and control and loyalty card management. Our clients use various of our Foundation Solutions, depending on the type of customer and needs:

Type of Customer	eFuture ONE Solution

Manufacturer	eFuture ONE Visual DRP (Visual Distribution Resources Planning Solution) Released June 25, 2002.

Distributor	eFuture ONE DMS (Distributor Management System Solution) Released September 25, 2002.

Retailer	eFuture ONE POS-ERP (Multi-Format Retail Enterprise Resources Planning Solution) Released January 31, 2000. eFuture ONE eWalkman R2005 (Mobile POS-ERP solution ) Released December 25, 2005.

Logistics/Distributor	eFuture ONE LRP (Logistics Resources Planning Solution) Released January 5, 2003.

Our Collaborative Solutions are used to meet client needs for services such as visual supply chain management and visual process management systems. Our clients use various of our Foundation Solutions, depending on the type of customer and needs:

Type of Customer	eFuture ONE Solution

Manufacturer	eFuture ONE CRM/VMI/CPFR Solution (Vendor Management Inventory/Collaborative Planning, Forecasting and Replenishment Solutions) Released November 8, 2001.

Retailer	eFuture ONE SCM/SRM/CRM (Visual Supply Chain Management, Supplier Relationship Management and Customer Relationship Management Solutions) Released December 19, 2000.

Third Party ASP Operator	eFuture ONE ESCM/e-Market Place (e-Supply Chain Management and e -Marketplace Solutions) Released December 19, 2000.

Our Intelligent Solutions such are used to meet client needs for services such as business intelligence, brand analysis, supplier relationship management and customer relationship management systems:

Type of Customer	eFuture ONE Solution

Retailer	eFuture ONE BI/CM/Cleve (Business Intelligent, Category Management and Market Analysis Solution) Released October 5, 2001.

Description of Software Solutions
Our software solutions include:

•
eFuture ONE Visual-DRP. A web-based product designed to meet the distribution and network management needs of manufacturers. Based on IBM Websphere middleware, this program employs a 3-layer structure and combines advanced management models with up-to-date information technology methods to establish independent distribution channels with operations expanding to nationwide retail terminals. Customers who would benefit from this solution include large manufacturers of clothing, household appliances, automobiles, and tobacco.

•
eFuture ONE DMS. A mini-enterprise resource planning application utilized by wholesalers and distributors, especially in the consumer goods industry. The essential functions of this program permit wholesalers and distributors to integrate their core business processes, such as procurement management, inventory management, sales order management and financial management. We offer several versions of this software to support different segments of wholesalers and distributors in terms of size, complexity of operation and information technology literacy.

•
eFuture ONE POS-ERP. A software solution designed to meet the demands of retailers for goods flow, order flow, information flow and cash flow management, including merchandise operations management, merchandise planning and optimization, integrated store operations, financial management and logistics management from headquarters to regional headquarters to regional distribution centers to multi-format chain stores. This program is suitable for the operation of many retail formats, such as department stores, malls, supermarkets, hypermarkets, convenience stores, grocery stores, and specialty stores.

•
eFuture ONE LRP. An application utilized by distributors or logistics companies to enable such companies to improve warehouse management, transportation management, and logistics management. The program can organize labor concentrations and warehouse organization. The program can integrate with other enterprise systems, material handling equipment and mobile technology.

•
eFuture ONE SCM. A product designed for synergistic distribution designed to promote collaborative business between retailers and their suppliers. Developed with IBM Websphere application software, this program gives support to upstream enterprises to participate in retailing enterprises’ vendor managed inventory processes and provides online analyses via the Internet. It enables retailers and suppliers to share consistent and accurate information such as promotion, sales and inventory data. Retailers and suppliers use this information to identify sales forecast exceptions, prevent out-of-stocks and reduce inventories. It also can help suppliers to verify their bills and confirm replenishment orders. Blue SCM Collaborative Products has developed an enhanced version of our SCM program to include a process by which our customers may synchronize planning, execution, tracking and evaluation of the Chinese supply chain through the use of real-time visibility of suppliers, distribution hubs and retailers in a given network.

•
eFuture ONE CPFR/VMI. A program that provides customers with collaborative planning, forecasting and replenishment features. This solution collects, manages and analyzes supply and demand chain data to enable rapid response to changes in market conditions. It employs industry standards to accelerate the execution of the order flow and improve the accuracy of planning. VMI solution enables manufacturers and suppliers to coordinate their customers’ inventory in real-time through the use of SKU (stock keeping units) management.

•
eFuture ONE CRM. A system tool mining and analyzing customer data for retailing operations. It helps retailers to identify, acquire, activate, serve and retain the most profitable customers. It can also help retailers find, promote and expand potential customers.

•
eFuture ONE SRM . A comprehensive approach to managing an enterprise’s interactions with the organizations that supply the goods and services it uses. The goal of supplier relationship management (“SRM”) is to streamline and make more effective the processes between retailers and their suppliers. The use of SRM software can lead to increased supply chain visibility, lower production costs and a higher quality, but less expensive end product.

•
eFuture ONE BI. A program designed for intelligent distribution. This solution turns data about retail customers, merchandise and operations into knowledge that provides greater insight into performance and empowers retailers to make more informed decisions, gain a competitive advantage, strengthen customer and vendor loyalty, and improve profitability.

•
eFuture ONE eWalkman. An all-in-one portable payment system which can place a full screen of easily viewed information at both the operator and customer locations. Using wireless connectivity, mobile POS allows retailers to bring the store to the customer and greatly decrease check-out times, helping retailers decrease operating costs and boost their competitive position by getting closer to their customers at every point of interaction, while increasing inventory turnover and employee productively.

Benefits of Our Products

The benefits of our products include:

•	Broad set of solutions for the Chinese supply chain in retail and FMCG industries;
•	Efficient Consumer Response (“ECR”) - enhanced decision making and responsiveness to consumer demands;
•	Highly scalable software solutions; and
•	Improved inventory management.

Research and Development

VPM Product. In 2007, our VPM solution was developed based on IBM China Research Lab’s advanced Service Oriented Architecture (“SOA”) ideologies and new technologies including BPEL process, sales logics, and operations rules. Users are only required to create a general layout and the whole process framework will be clearly presented, which enables developers to focus on the details of operations and process and increases the development efficiency. We are currently preparing to roll out our VPM solution in China’s FMCG and retail industries.

We believe this solution can help our clients to become more efficient, process-driven enterprises. With its quality control model, real-time visualization of every transaction process, and vivid workflow tracking and illustration, VPM enables business nodes to connect and every department to be monitored and managed as a whole. We believe this system has improved our transaction efficiency, lowered our work errors, standardized our business operation procedures and provided a roadmap for our processes.

Our Store Operation System (“SOS”) and Customer Service System (“CSS”). Our SOS solution improved and optimized our store operation, including supply chain, marketing & sales, inventory management, category structure and inventory turnover. Our CSS solution has enabled us to integrate prepaid card and membership cards issued separately in Southern and Eastern China into a cross-region central customer service system.

Mobile POS. In 2007, we developed POS solutions and services based on Samsung Networks’ line of mobile POS equipment and devices. We expect that this partnership will result in a widespread rollout of mobile POS systems for retailers in China. Using the mobile POS solution developed by Samsung Networks and eFuture, consumers in retail stores can check out with a POS device anywhere in the store without having to wait in checkout lines at the cashier. Using wireless connectivity, we expect mobile POS to decrease customer lines and operating costs, while increasing inventory turnover and employee productivity. This mobile POS solution has replaced previous fixed POS terminals in many major department stores in Korea.

POS-ERP Product. In 2007, we started to develop a next-generation Service-Oriented Architecture (“SOA”) retail information system that employs a three layer web-based structure with state-of-the-art information technology to assist our retail customers with operations expanding nationally or world-wide. Our program includes advanced modules such as merchandise planning, revenue management and space and category management.

CRM/SRM Products. We are developing enhanced CRM and SRM solutions.

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

Project Management Services

As we assist customers in planning and executing their projects, we provide a variety of services throughout the process. We typically provide the following services at different stages in the management of a project:

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

These services include the design and planning of business systems focused on:

•	profit enhancement;
•	supply chain management enhancements;
•	information technology planning;
•	system back-ups; and
•	network security.

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

Service fee income revenues increased 301% to RMB26.5 million or $3.6 million in 2007 compared to 2006 and represented 32% and 14% of total revenues, respectively in these periods. We believe our large annual recurring maintenance revenue base provides significant stability and enhances our ability to maintain profitable operations.

Benefits of our Solutions

Our software offers a broad set of solutions for the Chinese supply chain. Our software solutions offer our customers a broad and functional set of demand-driven solutions designed to optimize their operations. Integration costs often represent a significant expenditure for our customers. We offer integration tools and services that reduce the overall effort necessary to deploy our solutions. We also believe that our solution suite encourages customers to adopt our solutions as an internal standard for business applications, allowing them to simplify their relationships with technology partners while reducing the overhead of managing multiple versions of products from disparate providers.

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

We focus our business on the entire Chinese supply chain market that ranges from distribution to logistics to retail operations. Our eFuture ONE product series is a one-stop solution to address a litany of operational and strategic complexities that market participants must master in order to effectively and efficiently operate in the Chinese economy.

Our solutions integrate industry know-how with predictive information technologies, consulting services and the best practices of leading Chinese companies to help our clients create, manage and fulfill customer demand. Our solutions can be deployed individually to meet specific needs, or as part of a scalable and fully-integrated solution. Our primary software solutions consist of three independently deployable groups of products: Foundation Solutions, Collaborative Solutions, and Intelligent Solutions.

Our Growth Strategy

We have the following three growth strategies:

•	Organic Growth for Core Businesses;
•	Best-of-Breed for Seeding Business; and
•	Merger and Acquisition Strategies

Organic growth for core business

Based on China’s growth opportunities for the next three years, we will constantly solidify our market position and expand our market share through organic growth in the front supply chain market, particularly in the retail and FMCG markets.

Operational Excellence, Increased Earnings Power

•	stabilize the Company;
•	reduce infrastructure;
•	create efficiencies in R&D investments;
•	ample operating leverage remains;
•	balance our cash flow; and
•	improve employee productivity and reduce operating expenses.

Increasing Market Share

•	accelerate growth through greater involvement in customers’ operations;
•	substantial opportunities for cross-selling; and
•	leverage IBM, Motorola, Oracle and JDA through shared marketing efforts.

Expand into New Markets

•	more initial sales coverage from SMB and Global account markets;
•	leverage existing products into new industries, such as electronics, high-tech, automotive, apparel and footwear, drugstore etc.
•	add new products/services for our current industries and installed customers.

Best-of-seed for seeding business

We will take the lead in outsourcing, international business and SaaS service through business model innovation.

Outsourcing

•
Software outsourcing in today’s market requires careful consideration of the risks involved. The key to successful outsourcing for projects lies in the selection of an experienced and technically qualified offshore IT Services provider.

•	We are ready to provide high quality software outsourcing services, and have already delivered our services to global customers, such as P&G.

International business

•
In the world’s top 100 retail companies and specialty companies, the current economic climate of decreased consumer confidence and increased competition puts even greater emphasis on retailers to do more for less. 42% of retailers surveyed, like Wal-mart, Home Depot and Lowe’s are considering outsourcing to enable business growth.

•	We will provide the services to help those companies to reach their goals in China.
•	We have delivered our services and solutions to P&G, B&Q, GUCCI, Changan-FORD, Jusco, Harbour house, Parkson, China Petroleum-BP,Kimberly-Clark and Unilever.

SaaS like www.salesforce.com

•
SaaS is a model of software delivery where the software company provides maintenance, daily technical operation, and support for the software provided to their clients. SaaS is a model of software delivery rather than a market segment; software can be delivered using this method to any market segment including home consumers, small businesses, as well as medium and large businesses.

•
We will focus on using this method to deliver software to small and medium size businesses in China, especially in B2B SCM Web, B2C Web, SMS marketing Web, Mini store, Specialty store as well as Chinese customers,

•	This is a huge market in China, and we believe we will do well with this business model.

We co-developed the SaaS of B2B (eFuture’s blue supply chain management solution) service with IBM Research Lab and IBM Global service team in October of 2007.

We controlled 51% of the ownership in Beijing Fuji Biaoshang Information Technology Inc. by variable interest entity (“VIE”) in December of 2007. In April of 2008, we launched this product as our www.bfuture.com.cn website, and Wangfujing Department Store Group, one of the largest department stores in China, became the first to use the online supply chain management platform. Since the launch of the website, we have brought over 1,000 suppliers to the platform, allowing them to exchange business information, arrange payment online and access purchase orders, returns, payment status, inventory levels and sales data analysis. In the future, we plan to bundle our enterprise resource planning platform into the www.bfuture.com.cn website as well. We are very excited about our first SaaS products and the synergies we see with our current software clients.

We placed our focus in 2007 on enhancing our SaaS-based applications allowing us to be a fully integrated software application company. A SaaS-based application allows us to obtain revenue by not only selling our software but also by selling a corresponding service agreement which brings in a consistent revenue stream.

Our goal is to help our customers execute their business strategies by providing them with overall, one-stop software solutions and service to enhance their effectiveness, improve customer relationships, prevent out-of-stock scenarios and reduce their total costs in the Chinese supply chain. In pursuing this goal, we intend to maintain and expand our status as a leading provider of fully scalable software solutions. Key elements of our strategy include:

We will increase our market share. We believe that as the Chinese economy continues to develop, Chinese companies will compete with international businesses at an increasing rate. Consequently, Chinese businesses will need to streamline their operations in order to maximize their competitive position. In order to increase our overall market share, we will focus on increasing the amount of business we do with the following customers:

Manufacturers. While we currently license our software solutions to some of the largest companies in China, we intend to focus a large part of our marketing efforts in this sector.

Distributors. We currently work with distributors in more than 140 different cities in China. Through our continued growth and development, we expect to license our software solutions to distributors in more than 200 cities within the next several years.

We will increase our emphasis on sales to small and medium-sized businesses. When the Chinese retail, logistics and distribution industries were in their infancy, only larger businesses were initially in a position to recognize and effectively implement our software solutions into their business operations. Over the last few years, however, as the marketplace continued to mature and competition among retailers, logistics companies and distributors has heightened, we have recognized that an increasing number of Chinese small and medium-sized businesses in these industries have begun to utilize our software solutions. We believe that the small and medium-sized businesses in our marketplace offer our company a significant opportunity because:

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

We will provide services that generate high customer satisfaction levels. Chinese companies in our market are strongly influenced by formal and informal references. We believe that we have the opportunity to expand market share by attaining high levels of customer satisfaction with our current customers, thereby fostering strong customer references to support sales activities.

We will provide a tangible, measurable return on investment. By leveraging our success with our existing clients and a renewed focus on small-to-medium size businesses in China, we believe that we are uniquely positioned to become the preferred application and technology architecture provider for software solutions for the Chinese supply chain. We believe that our strong performance and reputation can be leveraged to develop a leading technology and best in business standard.

We will anticipate a rise in the need for Chinese supply chain management services. We anticipate that an expanding market and increasing customer demand will position the Chinese supply chain as a competitive differentiator. Since the Chinese government and industry now recognize the impact of China’s supply chain performance gap, status quo performance will no longer be acceptable to consumers. As we continue to firmly establish our company in the supply chain management arena, we stand to benefit as demand for our services increases.

We utilize a significant portion of the proceeds of our first public offering to enhance our existing software while also developing new ECR, VMI and retailing payment systems.

Merger and Acquisition (“M&A”) Strategies

We will utilize M&A strategies to achieve the following goals:

•	Diversify product offerings;
•	Expand regional coverage;
•	Expand into the SMB market; and
•	Develop new relationships with domestic and international retailers.

We will not miss any opportunity to acquire companies which can increase our shareholders’ value and we will focus on the following types of acquisitions:

•	Small fill-in acquisitions (Focus on products and territory coverage in front supply chain market)
•	Larger mergers and acquisitions - sizeable recurring revenue streams (Focus on products and territory coverage in front supply chain market)

During 2007, four strategic acquisitions boosted our service fee income, software and hardware sales. These acquisitions allowed us to grow our market share while leveraging our core competency in delivering one-stop front-end supply chain management software to streamline operations and maximize our clients’ competitive advantages.

•
In January 2007, we acquired Nanjing Tangcheng Network Technology Development Corporation, a leading regional independent software vendor focusing on East China’s retail market. We expect that this acquisition will allow us to respond quickly to meet regional market demands, improve customer service and expand our market share in Eastern China.

•
In August 2007, we acquired Crownhead and its subsidiary Guangzhou Royalstone. With a senior operating team and extensive relationships, most notably in the supermarket sector of Southern China’s retail and FMCG industries, we expect that this acquisition will increase our market share among China’s top 100 domestic retailers and leading international retail companies.

Since August 2007, the combined business, which we renamed “eFuture Royalstone Information Technology Inc.”, has been integrated according to plan. Under the leadership of Mr. Deliang Tong, Crownhead’s former chairman and Chief Executive Officer, we have focused our consolidation efforts in three areas: integrating back office systems, product portfolios and retaining key personal. We believe that with synergies from combined networks, products and leading R&D teams, we will be able to increase our market share across China and attract more global accounts.

These two transactions bolstered our fourth quarter and full year 2007 financial performance. In fact, in aggregate, Crownhead and its subsidiary Guangzhou Royalstone represented $3.5 million or 29.6% of our total revenues from August 2007 through the end of the fourth quarter of 2007 which included $2.9 million of software and service revenue, or 30.5% of total software and service revenues.

We also made acquisitions that expanded our innovative offerings around our core business, specifically, SaaS, B2B, and Business to Consumer (“B2C”) platforms. These acquisitions include the following:

•
In May 2007, we acquired a 20% ownership interest in Beijing Wangku Hutong Information Technology Co., Ltd. (www.99114.com.cn) by VIE which allows us to deploy our SaaS model and offer an innovative B2B platform that connects small to medium-sized suppliers with retailers. We are especially optimistic about the online marketing opportunity that this presents for both retailers and suppliers.

•
In November 2007, we acquired a majority stake in Beijing Fuji Biaoshang Information Technology Inc. by VIE, a company that provides SaaS, such as a B2B supply chain management platform between suppliers and retailers and a B2C, Web-based store for retailers.

In the second quarter of 2008, we will also launch a new website - with the goal of helping retailers search for suppliers and to help regional suppliers enter into national retail stores. These acquisitions are expected to significantly increase our market share and enhance the services we offer to our clients and we are optimistic about their future potential.

We have two Strategic Acquisitions planned for 2008:

•
Proadvancer Systems Inc. - A leading provider of logistics software and services in China and Asia. This acquisition is intended to expand our logistics products and services offerings to form a total front-end supply chain management solution.

•	Beijing Wangku Hutong Information Technology - We have increased our equity interest in this company to 51%.

We intend to enter acquisitions in order to solidify our leading position in China’s front-end supply chain market for the retail and consumer goods industries. We plan to solidify our core business, developing new business opportunities through our SaaS model and explore additional strategic acquisitions.

Customers

We provide software solutions to all participants in China’s supply chain end market. These customers include manufacturers, distributors, wholesalers, logistics companies and retailers throughout China.

We now provide software products and services to more than 1,000 clients, including over 770 retailers and over 200 distributors and Fortune 500 companies that do business in China including Procter & Gamble, Unilever, Johnson & Johnson, Kimberly-Clark, the Chang’an Motors and Ford Motors joint venture, B&Q-Kingfisher China, GUCCI China, Jusco Guangzhou China, PARKSON China, SOGO China and Mickey’s Space stores (Disney franchises). Leading local companies include China Resources Vangard, Belle, Lianhua, Suning, Wuhan Zhongbai, Wushang Group, Bubugao, Yonghui and China Duty-Free Stores.

Currently, our software solutions are utilized:

•	in all provinces in China except Taiwan, Hong Kong and Macau;
•	in more than 200 cities;
•	by more than 1,000 clients, including over 770 retailers who use over 790,000 suppliers, over 200 distributors, and several manufacturers;
•	by more than 50 companies listed on public markets in Shanghai, Shenzhen, Hong Kong or Singapore;
•	by over 10 foreign-owned enterprises;
•	by more than 10,500 multi-format stores;
•	by over 30 of the top 100 retailers and 23 of the 60 largest retailers in China;
•	at more than 2,000 distribution nodes; and
•	at more than 65,000 retailing points-of-sale.

Our manufacturing customers include:

•	Procter & Gamble China
•	Johnson & Johnson China
•	Kimberly-Clark China
•	Unilever China
•	L’Oreal China
•	Chongqing Chang’an Ford Group, Chinese joint venture
•	Haier Group, one of China’s leading household appliance manufacturers
•	Changhong Group, one of China’s leading household appliance manufacturers

Our retailing customers include many of the largest retailers in China including:

•	Gucci China
•	B&Q China
•	Jusco China
•	China Resources Vangard
•	BELLE
•	Harber House China
•	BONJOUR
•	Shanghai Lianhua
•	Robinson Mall China
•	Jordan Mall China
•	Super Brand Mall, one of the largest malls in Shanghai
•	Parkson China Group, the largest department store chain in China, owned by Lion group in Malaysia
•	China Duty-free Group
•	Tianjin Tianshi Group

•	Suning Appliance, China’s second largest electronics chain
•	Beijing Jingkelong Stores, Inc., a large chain of supermarkets and convenience stores
•	Beijing Wangfujing Department Store (Group) Inc., the first large, state-operated department store in Chinese history
•	Beijing the Orienthome Group, one of the largest Chinese home improvement stores
•	Beijing AYAYA group, the Chinese girls’ adornment store chain
•	Beijing SOGO, a Beijing department store owned by SOGO Group
•	Beijing New Yansha Lufthansa Group
•	Beijing Urban and Rural trade center Co., Ltd.
•	Beijing Huaguan Supermarket
•	Hunan Bubugao Group
•	Fujian Yonghui Group
•	Xian Aijia Group
•	Shandong Yinzuo Holdings Ltd., the first large department store and supermarket chain in Shandong province
•	Shandong Jiajiayue Supermarket Group
•	Changchun Zuozhan Dept. Store Group, the first large department store in Jiling province
•	Zhejiang Huaji Shijie Group
•	Shanghai Hongmaolantu Group
•	Shijiazhuang Beiren Group, the first large department store and supermarket chain in Hebei province
•	Tianjin the Homeway Group, the first large hypermarket and home improvement chain in middle China, acquired by Home Depot
•	Chongqin Dept. Store Group, the first large department store and supermarket chain in western China
•	Wuhan Wushang Group Co., Ltd., the first large department store and hypermarket chain in middle China
•	Wuhan Zhongbai Group, Co., Ltd., the second large supermarket and hypermarket chain in middle China
•	Wuhan Zhongshang Group, the third large department store and hypermarket chain in middle China
•	Wuhan Plaza Shopping Center, a joint venture between Wuhan Wushang Group and Hong Kong Chinachem Group
•	Shanghai Gujin Underwear Store Co. Ltd.
•	Guangzhou Friendship Dept. Store Group
•	Guangzhou Department Store Group
•	Hangzhou Jiefang Department Store Group
•	Shenzhen Tongluowan Group, the largest shopping malls in many Chinese cities
•	Shenzhen Suibao Dept. Store Group
•	Shangyang Shangye Cheng
•	Zhejiang Huajishijie Group, one of the largest cell phone chain stores

Our distribution and logistics customers include over 200 customers:

•	Yoshinoya D&C Co., Ltd., a Japanese fast food chain
•	China Resources Vangard Inc., one of the top 4 retailers in China

•	Beijing Jingkelong Group, one of the largest FMCG distributor and supermarket chains in China
•	Changan Minsheng Logistics Inc., the outsourcing service for Changan-Ford Automobile Co., Ford Motor Company’s Chinese joint venture
•	Jiuzhoutong Group, one of the largest drug distributors and store chains in China
•
COFCO is a leading grain, oils and foodstuffs import and export group in China and one of its largest food manufacturers. The company has been successful in real estate, hotel business and financial services. Fortune magazine lists it as one of the world’s top 500 enterprises.

•	Beijing Yishang Meijie Co. Ltd.
•	Beijing Jiazhixing Co. Ltd.

Headcount

We operate in 20 offices across China:

•	Headquartered in Beijing
•	Main R&D centers in Guangzhou and Wuhan
•	Regional service centers in Shanghai, Guangzhou and Wuhan

We are committed to R&D and customer service:

•	Over 650 employees
•	300 R&D and customization engineers
•	250 consultants and service personnel
•	100 sales and marketing staff

	January 1, 2008	January 1, 2007
Total	588	298
Mid and high level Manager	47	37
Sales	94	48
R&D and Customization	300	105
Service	250	92
Pre-sales	12
Back-office	35	16

Full Year 2007 Operational Highlights

•	Sales contracts in 2007 increased 135% to RMB129.3 million from 2006. Total new orders increased 147% to 892 from 361 in 2006.
•	eFuture acquired Nanjing Tangcheng Network Technology Development Corporation in January 2007, a leading regional independent software vendor focusing on Eastern China’s retail market.
•
eFuture acquired a 20% ownership interest in Beijing Wangku Hutong Information Technology Co., Ltd. by VIE in May 2007, allowing eFuture to offer a leading B2B platform that connects retailers and small to medium-sized suppliers.

•	eFuture acquired Crownhead and its subsidiary Guangzhou Royalstone in August 2007, significantly improving eFuture’s market share among China’s top 100 retailers and international retail accounts.

•
eFuture acquired a majority stake in Beijing Fuji Biaoshang Information Technology Inc. by VIE in November 2007, a company that provides a SaaS and B2B supply chain management platform website (www.bfuture.com.cn) to connect suppliers and retailers and a B2C platform for retailers.

•
We had new market penetration in addition to maintaining our competitive position and expanding our market share through organic growth in the front chain market, particularly in the retail and FMCG markets. We are leveraging our existing client base (over 600 retailers and over 250 distributors) into new areas such as B2B service between these retailers and their suppliers and we are exploring new media businesses based on our consumer community.

•	Ernst & Young was hired as eFuture’s SOX Implementation Consultant from 2007 to 2008
•
We expanded our sales force in key geographic markets and continue to attract marquee global accounts in China including B&Q-Kingfisher, Unilever, Johnson & Johnson, Jusco, GUCCI, and Aeon. We are now supplying superior solutions to over 1,000 clients, which represents a 100% increase over our 500 clients in 2006.

•
Also, in May 2007, through our installment acquisition of Beijing Wangku Hutong Information Technology Co., Ltd. we now offer a leading B2B platform to our clients, connecting retailers and numerous small and medium-sized suppliers, which not only enables eFuture to deploy a SaaS service based on the retail yellow pages but also further enhances our innovative business development in the B2B portal sector between suppliers and retailers. We expect to continue our selective acquisition strategy to enhance our market share and business performance. The website www.jindian.com.cn, will help retailers find suppliers and help regional suppliers to enter into national stores.

•
We further developed our partnerships with international industry leaders in order to supply superior solutions to our clients. In January, IBM recognized eFuture with its best retail solution partner in the Asia Pacific award. We also became a partner with JDA with a new cooperation model of “Global Solution, Local Service.” At the same time, we are VAR partners with Oracle, Microsoft, Samsung, Motorola and are continuing to develop leading software systems through our joint efforts.

Our Strengths

Our strengths include:

• Ability to leverage current engagements. Since our inception, we have developed an impressive litany of clients. By providing our solutions on a cost efficient basis and following through with outstanding client support, we believe we have the ability to generate additional projects from our existing client base.

• Ability to leverage our knowledge of Chinese business culture. Many of our competitors are based outside of China. As our operating subsidiary is based in Beijing, we believe we are in a strong position to emphasize Chinese culture and business knowledge to obtain new customers. We believe that many Chinese businesses would prefer to hire a Chinese company to assist in their business operations if a Chinese company exists with the ability to fulfill their needs on a timely and cost-efficient basis.

• Ability to leverage our marketing activities with other businesses. Our ability and willingness to co-market with larger organizations allows us to obtain access to business opportunities that may not otherwise be available to companies of our size. From time to time, we have entered into joint marketing arrangements with other computer and software companies. Pursuant to these arrangements, we are able to offer our solutions as part of a multi-faceted supply chain management arrangement with larger and more prestigious companies.

• As of the date of this end year reporting, we have entered into the following agreements with larger organizations to obtain business opportunities:

•
In 2004, we entered into a Memorandum of Understanding with IBM China Company Limited whereby we agreed to collaborate with IBM China on the development of a business proved retail solution proof of concept. Upon the development of a proof of concept, we will negotiate with IBM China to determine an acceptable agreement relating to such development.

•
In 2005, we entered into an ISV Advantage Agreement with IBM Technology Engineering (Shanghai) Co., Ltd. pursuant to which IBM agreed to provide us with technical assistance related to our developments based upon IBM middleware. In connection with this relationship, IBM Technology Engineering agreed to Market our business affiliation into IBM.

•
In 2007, IBM awarded us its Solution Developer Partnership Award - Asian Pacific Region. We have partnered with IBM for seven years to provide customer management systems and integrated retail supply chain software systems throughout China. The award was presented to us by Steve Ladwig, General Manager of IBM Global Retail Store Solutions, at the IBM Retail Chain Solution Conference, held in the city of Sanya, Hainan in February 2007. The conference highlighted IBM’s involvement in global retail chain management. Mr. Ladwig emphasized that strengthening relationships with key local partners was one focus of IBM’s strategic efforts in 2007.

•
In 2007, we entered into a Value Added Systems Integrator (“VASI”) Agreement with JDA® Software Group, Inc. (NASDAQ: JDAS) pursuant to which we will aim to integrate people, processes and technology to provide local retailers with proven, robust solutions at an affordable price.

•
In 2007, we entered into an Independent Software Vendor Agreement with Motorola (China) Electronics Ltd., a subsidiary of Motorola, Inc. (NYSE: MOT) pursuant to which we will aim to integrate people, processes and technology to provide local retailers with proven, robust mobile solutions at an affordable price.

•
In 2007, we entered into an Independent Software Vendor Agreement with Samsung Network China, Inc. pursuant to which we will aim to integrate people, processes and technology to provide local retailers with proven, robust mobile point of sales solutions at an affordable price.

• Experienced, successful executive management team. Our executive management team has significant experience and success in the supply chain management industry. They will be able to draw on their knowledge of the industry, their sales and marketing experience and their relationships in the industry.

• Ability to leverage China’s Cost Structure. As one of the leading Chinese companies in the field, we believe that we possess an inherent advantage over foreign participants in our industry. Specifically, as a Chinese company, we believe we can operate our business on a much more cost effective basis. These costs savings are reflected in lower costs to our customers for comparable work.

Competition in the Supply Chain Management Software Industry

Market share. In 2007, total IT expenditures in China’s retail industry were RMB4.3 billion (RMB1 billion in software & services). Estimated total IT expenditures in China’s retail industry in 2010 are projected to be RMB8.5 billion ( RMB2.5 billion in software and services), a compound annual growth rate of 25.5%. Our market share in the software and service of retail industry, increased from 5.5% to 8.3%.

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

In 2007, total revenues for software and maintenance for the Chinese enterprise application software market were approximately $6 billion. During that year, we generated approximately $11.5 million in comparable revenues. As such, while we effectively compete in our market, our competitors occupy a substantial position.

A few of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical, marketing and other resources than we do, which could provide them with a significant competitive advantage over us. In addition, we could face competition from large, multi-industry technology companies that have historically not offered an enterprise solution set to the Chinese supply chain market. Further, the enterprise software market is consolidating, and this may result in larger, new competitors with greater financial, technical and marketing resources than we possess. Such a consolidation trend could negatively impact our business. This consolidation trend is evidenced by SAP AG’s announcement on February 28, 2005 of a cash tender offer to purchase all of Retek, Inc.’s outstanding shares, which was followed on March 8, 2005 by a competing cash tender offer from Oracle Corporation to purchase all of Retek, Inc.’s outstanding shares. Pursuant to its tender offer, Oracle acquired Retek in April 2005. It is difficult to estimate what effect this acquisition will have on our competitive environment. We cannot guarantee that we will be able to compete successfully against our current or future competitors in the supply chain management software industry, or that competition will not have a material adverse effect on our business, operating results and financial condition.

Competitive Environment

The front supply chain market is segmented into a multiple tiers and we have a leading market share in China’s front-end supply chain management market in both the retail and consumer goods industries.

Tier 1 Market. Global accounts and top 10 retailers operating in China, Global rivals, such as SAP, Oracle, JDA and Retalix are very active and aggressive. Our strategy is “global solution and local service” by colloaborating with competitors, such as JDA (global retail solution provider) we help them to roll out solutions in China. Oracle has acquired many software companies in retail, such as Retek, Commerce360, and ProfitLogic. NEC China closed an acquisition of a local rival.

Tier 2 Market. Top 100 retailers and top 100 regional retailers in China. We are continually very competitive in this market. We plan to increase our earning power by continuing to streamline the infrastructure, increase our efficiency in R&D investment, and improve employee productivity, while reducing our operating expenses.

Tier 3 Market and Others. Rivals are local - over 150 Independent Software Vendors (“ISV”) companies delivering solutions to small to medium clients, which are very competitive in one area or one segment of the market, such as drugstores or the fashion industry. There is increasing pricing pressure in this tier. We will focus on building an ecosystem and speed up our industry integration through M&A. Our goal is to increase our market share to between 25% and 30% in the next 5 years.

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

Proprietary Rights

Our success and competitive position depend in part upon our ability to develop and maintain the proprietary aspect of our technology. The reverse engineering, unauthorized copying, or other misappropriation of our technology could enable third parties to benefit from our technology without paying for it. We rely on a combination of trademark, trade secret, copyright law and contractual restrictions to protect the proprietary aspects of our technology. We seek to protect the source code to our software, documentation and other written materials under trade secret and copyright laws. While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States.

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

There has been a substantial amount of litigation in the software and Internet industries regarding intellectual property rights. It is possible that in the future third parties may claim that our current or potential future software solutions infringe their intellectual property. We expect that software product developers and providers of e-commerce products will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. In addition, we may find it necessary to initiate claims or litigation against third parties for infringement of our proprietary rights or to protect our trade secrets. Although we may disclaim certain intellectual property representations to our customers, these disclaimers may not be sufficient to fully protect us against such claims. We may be more vulnerable to patent claims since we do not have any issued patents that we can assert defensively against a patent infringement claim. Any claims, with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or license agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could have a material adverse effect on our business, operating results and financial condition.

Our standard software license agreements contain an infringement indemnity clause under which we agree to indemnify and hold harmless our customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringement by our products. We have never lost an infringement claim and our costs to defend such lawsuits have been insignificant. Although it is possible that in the future third parties may claim that our current or potential future software solutions infringe on their intellectual property, we do not currently expect a significant impact on our business, operating results, or financial condition.

China’s Intellectual Property Rights Enforcement System

In 1998, China established the State Intellectual Property Office (“SIPO”) to coordinate China’s intellectual property enforcement efforts. SIPO is responsible for granting and enforcing patents, as well as coordinating intellectual property rights related to copyrights and trademarks. Protection of intellectual property in China follows a two-track system. The first track is administrative in nature, whereby a holder of intellectual property rights files a complaint at a local administrative office. Determining which intellectual property agency can be confusing, as jurisdiction of intellectual property matters is diffused throughout a number of government agencies and offices, each of which is typically responsible for the protection afforded by one statute or one specific area of intellectual property-related law. The second track is a judicial track, whereby complaints are filed through the Chinese court system. Since 1993, China has maintained various intellectual property tribunals. The total volume of intellectual property related litigation, however, remains small.

Although there are differences in intellectual property rights between the United States and China, of most significance to our company is the inexperience of China in connection with the development and protection of intellectual property rights. Similar to the United States, China has chosen to protect software under copyright law rather than trade secret, patent or contract law. As such, we will attempt to protect our most significant asset (software) pursuant to Chinese laws that have only recently been adopted. Unlike the United States, which has lengthy case law related to the interpretation and applicability of intellectual property law, China is currently in the process of developing such interpretations.

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

Copyright. China adopted its first copyright law in 1990. The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to software products, among others. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. Unlike patent and trademark registration, copyrighted works do not require registration for protection. Protection is granted to individuals from countries belonging to the international copyright conventions or bilateral agreements of which China is a member.

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

Recently Enacted Accounting Standards

In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157, Fair Value Measurements (or SFAS 157), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FSP FAS 157-2 which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective for 2008, we will adopt SFAS 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. We are currently evaluating the potential impact on our financial statements, if any, upon adoption of this standard.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 160,
Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. We believe there will be no material impact on our financial statements upon adoption of this standard.

In December 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 110 (“SAB 110”). SAB 110 states that the staff will continue to accept, under certain circumstances, the use of the simplified method for estimating the expected term of “plain vanilla” share options in accordance with SFAS 123(R) beyond December 31, 2007. We believe there will be no material impact on its financial statements upon adoption of this standard.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, (“SFAS No. 159”). SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective beginning the first fiscal years that begins after November 15, 2007. We do not currently intend to expand the use of fair value measurements in our financial reporting.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”), which replaces SFAS No. 141, “Business Combinations.” SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 that require all business combinations to be accounted for at fair value under the acquisition method of accounting, however, SFAS No. 141 (R) significantly changes certain aspects of the prior guidance including: (i) acquisition-related costs, except for those costs incurred to issue debt or equity securities, will no longer be capitalized and must be expensed in the period incurred; (ii) non-controlling interests will be valued at fair value at the acquisition date; (iii) in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; (iv) restructuring costs associated with a business combination will no longer be capitalized and must be expensed subsequent to the acquisition date; and (v) changes in the deferred tax asset valuation allowances and income tax uncertainties after the acquisition date will no longer be recorded as an adjustment of goodwill, rather such changes will be recognized through income tax expense or directly in contributed capital. SFAS 141(R) is effective for all business combinations having an acquisition date on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply to provisions of SFAS 141(R). We are currently evaluating the effects that SFAS 141(R) may have on our financial statements.

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

Office	Address	Rental Term	Space
Beijing	#10 Building BUT Software Park No. 1 Disheng North Street, BDA Yizhang District	Expires December 31, 2008	544.93 sq. meters

Shanghai	Floor 19E,F,G Shentong Information Plaza 55 West Road of Huaihai Street Xu Jiahu District	Expires March 19, 2010	757.47 sq. meters

Nanjing	Floor 3,49 Jiangsu Software Park,169 Road of Longpan zhong street, Nanjing,Jiangsu province	Expires January 1, 2009	283 sq. meters

Shijiazhuang	R2108,Floor 21 Changan Plaza 289 East Road of Zhongshan Street Shijiazhuang, Hebei province	Expires January 1, 2009	400 sq. meters

Guangzhou	Rear Building Huicheng Plaza 130 Zhongshan Street Guangzhou, Hebei province	Expires March 5, 2010	1730 sq. meters

Wuhan	Floors 2 and 3 Office Building of Machine Bureau Fujiapo, Wuchang District Wuhan, Hubei Province	Expires September 19, 2008	846 sq. meters

Our new headquarters facility is located in a high-technology park developed on the outskirts of Beijing. This development has resulted from the Chinese government’s decision to centralize high-technology companies in a currently under-utilized area of Beijing. Our new facility will offer benefits in the form of reduced rents and access to technologically advanced facilities. We believe that these facilities are adequate to meet our needs.

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

A.    Operating Results

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

Our business started in 2000 when we purchased our eFuture ONE POS-ERP software from Hainan Future Computer Company Limited (“Hainan Future”). Following its formation in 1997, Hainan Future developed this software program that possessed particular use in the Chinese supply chain management industry. In an effort to create a new company that would qualify for preferential tax treatment associated with businesses in the high-technology industry, we agreed to purchase this program and all related rights from Hainan Future in 2000 for RMB5,160,000. In connection with this transaction, Hainan Future agreed to provide us with technical support and development services related to the program for one year. On May 24, 2001, the PRC National Copyright Bureau issued eFuture (Beijing) Tornado Information Technology Inc., our wholly-owned subsidiary (“eFuture Beijing”) a certificate approving the transfer of the software and granting eFuture Beijing the sole right to exploit the copyright.

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

Should there be a significant decline in the business climate in China, we would not be able to sustain our operations, and we would have to reduce operations and cut expenses to be able to continue in business. This could have a negative impact upon our financial position and results of operations. Such an event would probably have a significant effect on our ability to collect our trade receivables and would cause us to recognize an increase in bad debt allowances related to such receivables. We currently do not anticipate such a decline based on current trends in China.

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

We recognize revenue when it is realized and earned. We consider revenue realized or realizable and earned when:

•	we have persuasive evidence of an arrangement;
•	delivery has occurred;
•	the sales price is fixed or determinable; and
•	collectability is reasonably assured.

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

For software sales, we recognize revenues in accordance with the provisions of Statement of Position No. 97-2, “Software Revenue Recognition,” and related interpretations. Revenue from perpetual (one-time charge) licensed software is recognized at the inception of the license term. Revenue from term (monthly license charge) arrangements is recognized on a subscription basis over the period that the customer is using the license. Revenues from maintenance for the first year and initial training are included in the purchase price of the software. Initial training is provided at the time of installation and is recognized as income as part of the price of the software since it is minimal in value. Maintenance is valued based on a fee schedule we use for providing our regular level of maintenance on a stand alone basis. Maintenance revenue is included in the income statement under services and is recognized over the term of the agreement. We will recognize revenue upon the completion of the project and the inception of the license term. Revenues applicable to multiple-element fee arrangements are bifurcated among elements such as software, hardware, and post-contact service using vendor-specific objective evidence of fair value. Such evidence consists primarily of pricing of multiple elements sold as separate elements in the contract.

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

We do not enter into contracts with customers unless collection of the contract amount is reasonably assured. We re-evaluate the customer’s ability and intent to pay at the date of completion and acceptance of our products and base this assessment on a number of factors including deposits collected prior to completion of installation of our products, the customer’s acceptance of our products and services and their commitment at that date to pay the remaining balance under the contract. Our assessment resulted in the conclusion that collection of the amounts due under the sales arrangements was reasonably assured at the time of the contracts and at the dates the contracts were completed, although, subsequent to completion and revenue recognition, there were significant bad debts associated with uncollectible accounts receivable. The bad debts, as explained below, were caused by reasons other than the probability of collection at the date of contract completion.

Allowance for Doubtful Accounts

From the date a contract for our products is signed through the date of customer acceptance, we generally require our customers to deposit up to 60% of the contract price. We also generally grant credit to customers allowing them to pay 20% to 30% of the contract price 30 to 60 days after acceptance and 5% to 10% of the contract price up to one year after acceptance. We have not been able to consistently enforce the credit terms provided to all of our customers. Although we thoroughly evaluate a customer’s credit standing at the date we enter into a contract, there have been situations where the creditworthiness of customers has declined before we have collected the entire contract price, which has resulted in the write off of bad debts. We recognize that the passage of time and changes in customers’ financial condition have caused deterioration of the collectability of past due accounts receivable.

During 2003 and 2004, bad debts increased mainly due to changes in the financial condition of customers prior to the due dates of the receivables, which caused us not to be able to consistently enforce the credit terms for collection of accounts receivable during and after those periods. During this time period our management team made little effort related to collection of accounts receivable because sales were increasing dramatically and cash flows were good. Our compensation policies contributed to our lack of effort related to collections as employees were motivated to pay more attention to new orders. In addition, there are a large number of national holidays in China during the first half of the year. Since most of our customers are in the retail trade, our customers typically hold on to cash longer during the first half of the year and use the cash for internal purposes instead of making timely payments to vendors under the granted credit terms. This cycle tends to increase the aging of accounts receivable during the first half of the year. During the first half of 2005, our efforts were focused on our products, on generating new sales and on obtaining financing, which resulted in less effort directed towards collecting accounts receivable. As a result, the aging of our accounts receivable increased significantly during the six months ended June 30, 2005. We realized that a stronger effort was needed on collection activities and our lack of focus on collections caused collectability of past due receivables to come into question and resulted in significant bad debts during that period.

Since September 2004, we have been focusing our sales efforts more on small to medium-sized customers rather than on larger, key customers, in order to broaden coverage nationally and to decrease fluctuations in cash flows from customers. These changes have improved collection of accounts receivable because we typically do not grant smaller customers long credit terms like we have granted to larger customers. In 2006, we saw an improved collection of accounts receivable and less bad debts.

We have developed standardized, turnkey products and standardized implementation processes for small to medium sized customers which are intended to decrease costs and save time for us and for customers during implementation of our software products. A significant portion of our bad debts have been from our larger, key customers. Our management has modified our method of serving our larger customers to use a three-month implementation cycle for determining and fulfilling the customer’s needs. We believe this effort will shorten the time required to complete contracts with these customers, obtain their acceptance of our products and enable us to collect payments from these key customers more consistently.

We have provided additional training for our sales personnel and our implementation team to help them focus on the relationship between the need to identify customers’ software requirements while meeting our cash flow requirements and collecting accounts receivable under the credit terms provided to the customers. Beginning in 2006, we provided our key sales and implementation personnel with a compensation bonus plan that is based upon cash collections from their respective customers.

These measures have been implemented so we will be able to consistently enforce the credit terms provided to our customers. However, there is no assurance that these efforts will be successful. If we are unable to enforce our credit terms in the future or if other identified changes to our sales and collection efforts are not successful, our cash flows from operating activities and our cash balance will decrease and the results of our operations will decline.

We have provided for doubtful accounts based on the aging of accounts receivable, with higher allowance percentages for older receivables. The factors used to compute our estimate of bad debts are based on historical experience and have been modified based upon general economic conditions. The estimate of the allowance is reasonably likely to change in the future. Since the allowance for doubtful accounts is based on matters that are highly uncertain, the allowance is highly sensitive to changes in the economy in China, our clients’ acceptance of and satisfaction with our software and services, and the terms granted to clients to pay for the products and services. Each of these factors could have a material effect upon the estimated allowance for doubtful accounts, although we are not aware of the specific sensitivity of the allowance to any of these factors. As an example, if the aging of accounts receivable increases to be over one year, the allowance for doubtful accounts would likely increase by 70% to 100% of accounts receivable and there would be significant write offs of accounts receivable older than one year. The actual collectability of our accounts receivable, however, could differ from our current estimates, and that difference could adversely affect our financial position, results of operation or liquidity in the future.

Stock-Based Compensation

Through December 31, 2005, we have accounted for stock options issued to directors, officers and employees under Accounting Principles Board Opinion No. 25 and related interpretations (“APB 25”). Since January 1, 2006, we have accounted for stock options at their fair value in accordance with SFAS 123R. We account for options and warrants issued to non-employees at their fair value in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). We did not recognize any compensation cost during the years ended December 31, 2005 or 2006 from stock-based compensation.

In 2007, the Company granted 131,675 share options to its employees and directors. The Company recognizes the relevant share-based compensation expenses over the requisite service period.

We may use stock based compensation more extensively in the future to reward our employees and encourage loyalty to help our company grow. This could increase expenses related to stock-based compensation in the future.

Property and Equipment

We depreciate property and equipment on a straight-line basis over their estimated useful lives, which range from ten years for motor vehicles and five years for purchased software and communication and office equipment to three years for leasehold improvements. These estimated lives have been reasonably accurate in the past and have been based on historical experience and the estimated useful lives of similar assets by other software companies. These estimates are reasonably likely to change in the future since they are based upon matters that are highly uncertain such as the general economy, potential changes in technology and estimated cash flows from the use of these assets. Should any of these changes in the estimated lives of property and equipment occur, their remaining carrying value of ¥2,065,040 at December 31, 2007 could be depreciated completely in one year.

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

Valuation of Long-Lived Assets

We review the carrying values of our long-lived assets for impairment whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, we project undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections indicate that the carrying value of the long-lived asset will not be recovered, we reduce the carrying value of the long-lived asset by the estimated excess of the carrying value over the projected discounted cash flows. In the past, we have not had to make significant adjustments to the carrying values of our long-lived assets, and we do not anticipate a need to do so in the future. However, circumstances could cause us to have to reduce the value of our capitalized software at a more rapid rate than we have in the past if our revenues were to significantly decline. Estimated cash flows from the use of the long-lived assets are highly uncertain and therefore the estimation of the need to impair these assets is reasonably likely to change in the future. Should the economy or acceptance of our software change in the future, it is likely that our estimate of the future cash flows from the use of these assets will change by a material amount. The amount of possible change is discussed above under Property and Equipment and Intangible Assets.

Significant Trends and Developments in Our Business

Annual Guidance for 2008.  The following summarizes our annual guidance for 2008 and includes ranges for total revenues that we believe are realistic and achievable:

	Guidance for 2008
	Low End	High End
Total Revenues(in US$)	$19 million	$20 million
Growth Rate over 2007	65%	74%

We currently have deferred contracts with unrecognized revenues of approximately US$10.2 million. Based upon our robust organic growth, development of innovative business models and selective strategic acquisitions, we expect 2008 total revenues to be in the range of approximately US$19 to $20 million, representing annual growth of 65 to 74% over 2007. This forecast is a current and preliminary view and is subject to change.

It is normal for our business to experience quarterly fluctuations and as result, we do not plan to provide quarter-to-quarter guidance during 2008. We remain focused on delivering year-over-year growth and will only revise our annual guidance, as necessary during the course of the year.

We believe we are currently able to offer a one-stop breadth and depth of vertically focused solutions to the front-end supply chain market.

In April 2008 we acquired Proadvancer Systems Inc. (“Proadvancer”), a leading provider of logistics software and services in Mainland China and Asia. Proadvancer has 40 employees. The transaction is expected to grow our 2008 earnings per share. The acquisition has provided cross-selling opportunities for Proadvancer’s advanced optimization logistics solutions in our existing retail customer base and enabled us to significantly expand our presence with manufacturers, wholesalers and distributors.

We will continue to actively look for strategic acquisition opportunities in 2008.  We have substantially completed the integration of the sales, customer support, consulting services and administrative functions from these acquisitions and have made significant progress in our plans for the integration of our combined solution suite and operating platform. As a result, we believe we are now ready to undertake another acquisition and are actively looking for strategic acquisition opportunities in 2008.

Summary of 2007 Results

During the year, we saw record full-year revenue of approximately RMB84.1 million, delivering top-line growth of over 76% year over year and exceeding revenue guidance. EBITDA increased 103% year-over-year to RMB21.1 million.

Our performance in the fourth quarter of 2007 represents strong operational and acquisition growth in software and software related service revenues. A well-balanced contribution from all regions of China and solid performances from our traditional and focus industries of retail and consumer goods also contributed to the results.

Full Year 2007 Financial Results Highlights

•	2007 total revenues were RMB84.1 million, an increase from RMB47.8 million of 76% over 2006
•	2007 service fee income was RMB26.5 million, an increase from RMB6.6 million of 301% over 2006
•	2007 gross profit was RMB38.1 million, an increase from RMB25.0 million of 52% over 2006
•	2007 gross margin was 45%, compared to 52% in 2006
•	2007 EBITDA was RMB21.1 million, an increase from RMB11.0 of 92% over 2006
•	2007 net loss was RMB27.5 million, a decrease from net income RMB8.1 million of 439% over 2006
•	2007 adjusted net income (non-GAAP) was RMB18.1 million, an increase of 67% over 2006.
•	Diluted losses per share were RMB10.23; non-GAAP adjusted diluted earnings per share were RMB6.74.

The net loss in 2007 was primarily due to one-time conversion expenses related to a US$10 million convertible note completed in October 2007.

EBITDA is not a measure of financial performance under GAAP. The EBITDA figure as calculated by us is net income before depreciation and amortization, interest expense (net of interest income), income tax expense, share-based compensation, income on investment, foreign currency exchange loss, and minority interest in earnings.

Reconciliation of reported net income to EBITDA

(in millions of RMB)
Reported 2007 net income	(27.48)
Adjustment:
Depreciation expense	0.50
Amortization of acquired technology	8.23
Amortization of software costs	2.89
Share-based compensation	2.66
Interest expense, net of interest income	35.24
Income on investment	(0.99)
Foreign currency exchange loss	0.20
Minority interest in earnings	(0.03)
Income tax expense	-
2007 EBITDA	21.22

We define adjusted net income (non-GAAP) as net income before depreciation and amortization, income tax expense, share-based compensation and interest expense-amortization of debt discount.

Reconciliation of reported net income to adjusted net income

(in millions of RMB)
Reported 2007 net income	(27.48)
Adjustment:
Depreciation expense	0.50
Amortization of acquired technology	8.23
Amortization of software costs	2.89
Share-based compensation	2.66
Interest expense-amortization of debt discount	31.32
Income tax expense	-
Adjusted 2007 net income	18.12

We delivered robust top-line growth and executed according to plan in 2007. During the year, we continued to grow organically while making strategic acquisitions that provide us with innovative new products that complement our core competencies. We believe our recently added SaaS, B2B and B2C business models and rapidly growing customer base give us a unique competitive advantage to further leverage our leading market position in China’s front-end supply chain management industry.

Revenues

The following tables summarize the changes in the various components of revenues for the years ended December 31, 2007 and 2006.

	RMB
	FY 2006	Percentage of Revenues	FY 2007	Percentage of Revenues	Change	% Change
Revenues
Software sales	29,832,720	62.4%	41,360,165	49.2%	11,527,445	38.6%
Hardware sales	11,403,473	23.8%	16,198,402	19.3%	4,794,929	42.0%
Service fee income	6,607,337	13.8%	26,511,794	31.5%	19,904,457	301.2%

Total Revenues	47,843,530	100.0%	84,070,361	100.0%	36,226,831	75.7%

Software sales and total revenues increased 38.6% and 75.7%, respectively, in 2007 compared to 2006.

We believe our competitive position remains strong, and we continue to maintain consistent competitive win rates in our markets. Software sales to new customers increased RMB8.9 million or 102% in 2007 compared to 2006. In addition, software sales to new customers, as a percentage of total software sales, increased to 35% in 2007 from 21% in 2006. We continue to have strong back selling opportunities with our install-base customers where sales increased 23% in 2007 compared to 2006.

Software sales performance during 2007 continued to reflect the positive impact of the organizational changes that were made to six Strategy Business Areas (“SBA”) teams during the second half of 2007. These changes significantly increased our business development efforts and improved the sales force execution and sales performance in every SBA. We have a solid pipeline of sales opportunities in the grocery, department stores, specialty stores, FMCG, key accounts and small and medium business software deals. The retail software sector is our largest sector and, as a result, we believe the software sales performance in the retail industry will continue to be a key driver of our overall success.

We continue to experience large fluctuations in quarterly software sales performance in China.
Typically the first six months of every year are weak for Chinese retail followed by a significant increase in strength over the remaining six months.

•	First half of the year has been weak in previous years and was again weak in 2008.
•	We still see increasing retail sales and expenditures on front-end supply chain management software and systems.

•	2008 Revenue Guidance is in the range of US$19-20 million, 65-74% year over year.

Although the retailing sector is generally strongest in the second half of the year, we believe we will continue to show strong revenue and market share growth in the seasonally weak first half. We plan to maintain our competitive position and expand market share through organic growth in the front chain market, particularly in the retail and FMCG markets. Although the retailing sector is generally strongest in the second half of the year we continued to show strong revenue and market share growth in the seasonally weak first half.

Service fee income revenues increased 301.2% to RMB26.5 million in 2007 compared to 2006 and represented 31.5% and 13.8% of total revenues, respectively in these periods. We believe our large annual recurring maintenance revenue base provides significant stability and enhances our ability to maintain profitable operations.

Research and development decreased RMB90,296 or 17% to RMB436,923 in 2007 compared to 2006. The decrease is due primarily to a decrease in average headcount in the R&D department, which resulted in a decrease in salaries and related benefits.

General and administrative expense increased RMB11.7 million or 160% to RMB18.9 million in 2007 compared to 2006. The increase is due primarily to a 27% increase in average headcount in this department, which resulted in a RMB3.2 million increase in salaries and related benefits, a RMB2.5 million increase in stock-based compensation and a RMB1.1 million increase in legal and accounting costs as a result of four acquisitions and the compliance costs incurred to implement internal control systems required by the 2002 Sarbanes-Oxley Act.

Selling and distribution expenses increased RMB2.5 million or 27% to RMB11.8 million in 2007 compared to 2006. The increase is due primarily to an increase in average headcount in this department, and an increase in sales commissions due to the 52% increase in software license sales and a RMB58,291 increase in stock-based compensation due to our improved operating performance. As of December 31, 2007 we had 87 employees in the sales and marketing function, compared to 58 at December 31, 2006, including quota carrying sales associates and related sales management. We plan for modest increases in our overall investment in sales and marketing in 2008.

The provision for doubtful accounts increased RMB2.6 million to RMB4.7 million in 2007 compared to 2006 primarily due to worsened collection efforts and the higher level of revenues recorded in 2007 compared to 2006 as well as a number of other factors including the percentage of total revenues that comes from software license sales which typically have installment payment terms, seasonality, shifts in customer buying patterns or industry mix of our customers, the timing of annual maintenance renewals, lengthened contractual payment terms in response to competitive pressures, the underlying mix of products and services, and the geographic concentration of revenues.

Our financial position is solid and we are generating positive cash flow from operations.  Cash balances at December 31, 2007 and 2006 were RMB67.2 million and RMB61.5 million, respectively. We generated RMB18.4 million in cash flow from operations in 2007 compared to RMB12.6 million in 2006.

We expect cash flow from operations to be positive in 2008. We also believe our cash position is sufficient to meet our operating needs for the foreseeable future.

Results of Operations

The following table presents the results of our operations for the periods indicated. Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2005	2006	2007	2007
				(Unaudited)
Revenues
Software sales	¥25,177,810	¥29,832,720	¥41,360,165	$5,669,970
Hardware sales	10,241,749	11,403,473	16,198,402	2,220,602
Service fee income	3,824,442	6,607,337	26,511,794	3,634,441
Total Revenues	39,244,001	47,843,530	84,070,361	11,525,013

Cost of revenues
Cost of software	7,815,315	7,665,866	15,412,948	2,112,926
Cost of hardware	8,681,619	10,548,649	12,587,418	1,725,580
Cost of service fee income	901,973	1,887,676	6,857,161	940,032
Amortization of acquired technology	-	-	8,231,375	1,128,420
Amortization of software costs	2,305,835	2,727,198	2,889,118	396,063
Total Cost of Revenue	19,704,742	22,829,389	45,978,020	6,303,021

Gross Profit	19,539,259	25,014,141	38,092,341	5,221,992

Operating Expenses
Research and development	93,814	527,219	436,923	59,897
General and administrative	7,811,742	7,298,980	18,957,385	2,598,824
Selling and distribution expenses	5,790,675	9,210,975	11,755,517	1,611,537
Total Operating Expenses	13,696,231	17,037,174	31,149,825	4,270,258

Profit from operations	5,843,028	7,976,967	6,942,516	951,734

Interest income	110,268	141,230	3,533,326	484,376
Interest expense	(483,033)	(13,471)	(841,277)	(115,329)
Interest expense- amortization of discount on notes payable	-	-	(31,320,836)	(4,293,702)
Interest expense- amortization of deferred loan costs	-	-	(6,610,234)	(906,182)
Income on investments	-	-	985,085	135,043
Foreign currency exchange loss	-	-	(201,847)	(27,671)
Minority interest in loss of consolidated subsidiary	-	-	32,520	4,458
Net Income (loss)	¥5,470,263	¥8,104,726	¥(27,480,747)	$(3,767,273)

Earnings (loss) per ordinary share
Basic	¥4.43	¥4.80	¥(10.23)	$(1.40)
Diluted	¥3.50	¥4.43	¥(10.23)	$(1.40)

The following table sets forth certain selected financial information expressed as a percentage of total revenues for the periods indicated and cost of revenues and product development expenses expressed as a percentage of the related revenues: In addition, the table sets forth a comparison of selected financial information, expressed as a percentage change between 2007 and 2006.

	RMB
	FY 2006	Percentage of FY 2006 Revenues	FY 2007	Percentage of FY 2007 Revenues	Change FY 2006 v FY 2007	% Change
Revenues
Software sales	29,832,720	62.4%	41,360,165	49.2%	11,527,445	38.6%
Hardware sales	11,403,473	23.8%	16,198,402	19.3%	4,794,929	42.0%
Service fee income	6,607,337	13.8%	26,511,794	31.5%	19,904,457	301.2%
Total Revenues	47,843,530	100.0%	84,070,361	100.0%	36,226,831	75.7%

Cost of Revenues
Cost of software	7,665,866	16.0%	15,412,948	18.3%	7,747,082	101.1%
Cost of hardware	10,548,649	22.0%	12,587,418	15.0%	2,038,769	19.3%
Cost of service fee income	1,887,676	3.9%	6,857,161	8.2%	4,969,485	263.3%
Amortization of acquired technology	0	0.0%	8,231,375	9.8%	8,231,375	N/A
Amortization of software costs	2,727,198	5.7%	2,891,118	3.4%	161,920	5.9%
Total Cost of Revenue	22,829,389	47.7%	45,978,020	54.7%	23,148,631	101.4%

Gross Profit	25,014,141	52.3%	38,092,341	45.3%	13,078,200	52.3%

Operating Expenses
Research and development	527,219	1.1%	436,923	0.5%	(90,296)	(17.1)%
General and administrative	7,298,980	15.3%	18,957,385	22.5%	11,658,405	159.7%
Selling and distribution expenses	9,210,975	19.3%	11,755,517	14.0%	2,544,542	27.6%
Total Operating Expenses	17,037,174	35.6%	31,149,825	37.1%	14,112,651	82.8%

Profit from operations	7,976,967	16.7%	6,942,516	8.3%	(1,034,451)	(13.0)%

Interest income	141,230	0.3%	3,533,326	4.2%	3,392,096	2,401.8%
Interest expense	(13,471)	-	(841,277)	(1.0)%	(827,806)	6,145.2%
Amortization of discount on notes payable	-	-	(31,320,836)	(37.3)%	(31,320,836)	N/A
Amortization of loan costs	-	-	(6,610,234)	(7.9)%	(6,610,234)	N/A
Income (loss) on investments	-	-	985,085	1.2%	985,085	N/A
Foreign exchange loss	-	-	(201,847)	(0.2)%	(201,847)	N/A
Minority interest in loss of consolidated subsidiary	-	-	32,520	0.0%	32,520	N/A
Net Income(loss)	8,104,726	16.9%	(27,480,747)	(32.7)%	(35,585,473)	(439.1)%

Earnings (loss) per ordinary share
Basic	4.80		(10.23)		(15.02)	(313.2)%
Diluted	4.43		(10.23)		(14.65)	(331.1)%

The following table sets forth certain gross margin data expressed as a percentage of software sales revenues, hardware revenues and services fee revenue, as appropriate:

	RMB
	FY 2006	Gross Margin for FY 2006	FY 2007	Gross Margin for FY 2007
Revenues
Software sales	29,832,720		41,360,165
Hardware sales	11,403,473		16,198,402
Service fee income	6,607,337		26,511,794
Total Revenues	47,843,530		84,070,361

Cost of Revenues
Cost of software	7,665,866	74.3%	15,412,948	62.7%
Cost of hardware	10,548,649	7.5%	12,587,418	22.3%
Cost of service fee income	1,887,676	71.4%	6,857,161	74.1%
Amortization of acquired technology	0		8,231,375
Amortization of software costs	2,727,198		2,891,118
Total Cost of Revenue	22,829,389		45,978,020

Gross Profit	25,014,141	52.3%	38,090,341	45.3%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The operating results for 2007 only include the impact of Royalstone from the date of acquisition (i.e., August 1, 2007) through December 31, 2007.

Revenue

Total revenue. Total revenue is comprised of software sales, hardware sales and service fee revenue. Total revenue increased 76% from RMB47.8 million in 2006 to RMB84.1 million in 2007.

Software sales. Our software sales increased 39% from RMB29.8 million in 2006 to RMB41.4 million in 2007. This increase is primarily attributable to our decision to focus our marketing efforts upon small and medium-sized businesses in our marketplace and the impact of our four acquisitions. The number of small and medium-sized businesses in China has grown dramatically, and we expect to see this trend continue in future fiscal periods. In addition, we also believe that as such businesses mature their need for our products and services will correspondingly increase. These customers are essential to the growth and development of our company. We expect to witness more intensive competition in the Chinese retail market in the near future.

Sales contracts in 2007 increased 135% to RMB129.3 million from 2006. Total new orders in 2007 increased 147% to 892 from 361 in 2006.

Software sales from acquisitions were 23% of the total software sales:

A. In January 2007, we acquired Nanjing Tangcheng Network Technology Development Corporation, a leading regional independent software vendor focusing on Eastern China’s retail market.

B. In May 2007, we acquired a 20% ownership interest in Beijing Wangku Hutong Information Technology Co., Ltd., allowing us to offer a leading B2B platform that connects retailers and small to medium-sized suppliers.

C. In August 2007, we acquired Crownhead and its subsidiary Guangzhou Royalstone, significantly improving our market share among China’s top 100 retailers and international retail accounts.

D. In November 2007, we acquired a majority stake in Beijing Fuji Biaoshang Information Technology Inc., a company that provides SaaS and B2B supply chain management platform to connect suppliers and retailers and a B2C platform for retailers.

E. We have penetrated new markets in addition to maintaining our competitive position and expanding our market share through organic growth in the front chain market, particularly in the retail and FMCG markets. We are also leveraging our existing client base (over 770 retailers and over 200 distributors) into new areas such as B2B service between these retailers and their suppliers and exploring new media business based on the consumer community.

Hardware sales. Our hardware sales increased 42% from RMB11.4 million in 2006 to RMB16.2 million in 2007. In recent years, we decided to de-emphasize hardware sales in an increasingly competitive hardware sales market. The margins that we are able to achieve from hardware sales have diminished significantly. As a relatively young company, we don’t believe that we are in a business position to leverage a low margin, high volume sales sector. Consequently, while we will continue to sell computer hardware in connection with our software sales, we have not emphasized and do not expect to emphasize hardware sales as part of our marketing and sales strategies. Nonetheless, there may be occasions where we may profitably include hardware in projects that we complete for clients that possess superior credit. This occurred in 2007, when several customers required the purchase of new hardware for integration into their software products. As a result, we experienced an increase in hardware sales in comparison to 2006. Over time, however, we expect to experience reduced hardware sales as we focus our efforts on higher margin areas of our business. We expect that, in the short-term, we may fail to capture additional revenues for hardware sales, but our management believes that the long-term health of our company is substantially dependent upon the licensing of our software products. As a result of our decision to de-emphasize hardware sales, we have altered our revenue structure in an effort to enhance our software sales and service fees.

Service fee income. Our service fee income increased 301% from RMB6.6 million in 2006 to RMB26.5 million in 2007. This increase is primarily attributable to the following factors:

A. We generated service fee income from SaaS in 2007. We will focus on using this method to deliver our software to small and medium-sized businesses in China, especially in specialty stores, in future fiscal periods;

B. The free service periods for many contracts previously signed began to expire during 2007, and further services are charged on an annual basis, resulting in increased service fee income. Maintenance services revenues increased 60% in 2007 compared to 2006; and

C. The increase in software sales provided additional opportunities for our company to generate service fees associated with such software.

As we continue to refine our business model, we expect to continue to experience increased service fees.

Cost of revenues

Cost of software. Cost of software consists of wages, materials, handling charges and other expenses associated with the development of our software. Cost of software essentially increased 101.1% from RMB7.7 million in 2006 to RMB15.4 million in 2007. This increase resulted from our expanded sales force in key geographic markets. We will continue to pursue marquee global accounts in China including B&Q-Kingfisher, Johnson & Johnson, Jusco and Aeon as well as leading domestic software providers such as Beijing Jade Bird Sihua and others. We are now supplying solutions to over 1,000 clients, which represents a 100% increase over our 500 clients in 2006. As such, these projects require more integration services to reach completion. Over time, however, we believe that as our customer base grows, our cost of license and related maintenance revenue will increase as we hire personnel for our customer support organization. As a percentage of software sales, cost of software was 26% for 2006 and 37% for 2007. This increase was primarily attributable to the fact that in 2007, we sold more software products and third party royalties. We expect that as we continue to develop and license newer products and have more sales on software for which we pay royalties, cost of software as a percentage of software sales will likely increase.

Cost of hardware. Cost of hardware consists primarily of fees for third party hardware products that are utilized in connection with our software products. Cost of hardware increased by 19.3% from RMB10.5 million in 2006 to RMB12.6 million in 2007. This increase resulted directly from the increase in hardware sales we experienced in 2007. As a percentage of hardware sales, cost of hardware was 93% in 2006 and 78% in 2007. This decrease was primarily attributable to our selective high margin deal in hardware sales.

Cost of service fee income. Cost of service fee income includes salaries and related expenses of our consulting organization and an allocation of our facilities and depreciation expenses. Cost of services increased 263% from RMB1.9 million for 2006 to RMB6.9 million for 2007. The increase resulted directly from the dramatic increase in our service fee income and the increased size in our labor force necessary to fulfill our service obligations.

Amortization of acquired technology. The amortization of acquired software technology in 2007 resulted from amortization of software technology acquired in the four acquisitions.

Amortization of software costs. Intangible assets represent the cost of computer software we acquired and developed. These costs are amortized over the useful life of the software. Costs included are mostly salary and employee benefits for those involved in the development of the software. Amortization expense increased 5.9% from RMB2.7 million in 2006 to RMB2.9 million in 2007. The increase is due to the increase of software products being amortized at December 31, 2007. Because we are continually developing our products, we expect amortization to increase in future years based upon our success in developing new products for our customers.

Operating expenses

Research and development. Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our engineering organization; consultants; and an allocation of our facilities and depreciation expenses. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses decreased 17.1% from RMB527,219 in 2006 to RMB436,923 in 2007. The decrease in these expenses was primarily attributable to the fact that in 2007 we focused our attention on upgrading software products to meet the evolving complexities of our customers’ businesses. We did not focus on research and development in 2006. Rather, we opted to gain market acceptance of our software products that were developed in previous fiscal periods. Research and development represented 1.1% of total revenue for 2006 and 0.52% of total revenue for 2007.

General and administrative. General and administrative expenses consist primarily of costs from our finance and human resources organizations; third party legal and other professional services fees; and an allocation of our facilities costs and depreciation expenses. General and administrative expenses increased 160% from RMB7.3 million in 2006 to RMB19.0 million in 2007. The increase in general and administrative expenses was attributable to a 27% increase in average headcount, which resulted in a RMB3.2 million increase in salaries and related benefits, a RMB2.5 million increase in incentive compensation due to the Company’s improved operating performance and a RMB1.1 million increase in legal and accounting costs as result of the larger combined company and compliance costs incurred to implement the internal control system required by the 2002 Sarbanes-Oxley Act.

General and administrative expenses were 15% of total revenue for 2006 and 22% of total revenue for 2007. This increase in general and administrative expenses as a percentage of revenue was attributable to the increase of general and administrative expenses noted above. We expect that as a public company we will likely experience an increase in general and administrative expenses as a percentage of total revenues in future fiscal periods. These expenses include additional legal and accounting fees and public relations costs.

Selling and distribution expenses. Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing organization: sales bonuses; costs of our marketing programs, including public relations, advertising, trade shows, and collateral sales bonuses; and an allocation of our facilities and depreciation expenses. Selling and distribution expenses increased 27.6% from RMB9.2 million in 2006 to RMB11.8 million in 2007. The increase in selling and distribution expenses was due to additional labor costs associated with the expansion of our sales force. During this time period we added 26 employees to our sales department. We anticipate that sales and marketing expenses will increase to support our intended expansion of our sales and marketing organization. Selling and distribution expenses were 19% of total revenue for 2006 and 14% of total revenue for 2007. This decrease in selling and distribution expenses as a percentage of revenue was attributable to the fact that the costs associated with our larger sales department were offset by increased sales that we could recognize in 2007.

Other Expenses

Interest Income. Our interest income represents the interest accrued as a result of bank deposits. Our interest income increased 24 times from RMB141,230 in 2006 to RMB3.5 million in 2007. The increase is primarily due to interest earned in 2007 on the proceeds of our initial public offering.

Interest Expense. Our interest expense increased dramatically from RMB13,471 in 2006 to RMB38.8 million in 2007. This increase primarily resulted from the interest on the Convertible Notes issued to institutional investors on March 13, 2007.

Holding Company Structure

We are a holding company with no operations of our own. All of our operations are conducted through eFuture Beijing, our Chinese subsidiary. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon dividends and other distributions paid by eFuture Beijing. If eFuture Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends to us. In addition, Chinese legal restrictions permit payment of dividends to us by eFuture Beijing only out of its net income, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, eFuture Beijing may also be required to set aside a portion (at least 10%) of its after tax net income, if any, each year for certain reserve funds until the amount of the reserve reaches 50% of eFuture Beijing’s registered capital. According to Chinese law, however, eFuture Beijing is required to withdraw reserve funds only in fiscal years following the elimination of its accumulated deficit in which it paid income tax. Noting our accumulated deficit and the tax deferrals associated with our business, we have not funded these reserves in the past and do not expect to do so in the near future. Consequently, we do not believe that these fund reserves had or will have a material impact upon our liquidity. Although these statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings, the reserve funds are not distributable as cash dividends except in the event of a solvent liquidation of eFuture Beijing. This reserve fund is not distributable as a cash dividend.
B. Liquidity and Capital Resources

The working capital balances at December 31, 2007 and December 31, 2006 were RMB50.7 million and RMB56.4 million, respectively.

We expect cash flow from operations to be positive in 2008. We also believe our cash position is sufficient to meet our operating needs for the foreseeable future.

Operating activities provided cash of RMB18.5 million in 2007 compared to RMB12.6 million in 2006. The principle sources of our cash flow from operations are net income adjusted for depreciation, software amortization, the amortization of discounts on notes payable, the amortization of deferred loan costs and compensation expenses for directors and employees.

Investing activities used cash of RMB68.3 million in 2007 and RMB3.6 million in 2006. The primary use of cash in investing activities in 2007 included RMB53.2 million in payment of direct costs related to the Royalstone and other acquisitions and RMB1.5 million in capital expenditures.

Financing activities provided cash of RMB58.1 million in 2007 and RMB44.3 million in 2006. Financing activities in 2007 included RMB69.1 million of proceeds from the convertible notes completed in March, the proceeds from the warrants issued to the underwriter in the IPO and the RMB12.0 million payment of the make-whole obligation on the convertible notes. Financing activities in 2006 included proceeds of RMB47.1million from the IPO and the repayment of RMB2.8 million the short-term loans.

We believe our cash and cash equivalents and net cash provided from operations will provide adequate liquidity to meet our normal operating requirements for the foreseeable future. A major component of our positive cash flow is the collection of accounts receivable and the generation of cash earnings.

Indebtedness

On March 13, 2007, we entered into and closed a Securities Purchase Agreement with three funds associated with two institutional investors (the “PIPE Investors”), pursuant to which we issued and the PIPE Investors purchased $10,000,000 of our convertible notes (the “Convertible Notes”), 184,077 Series A Warrants (the “Series A Warrants”) and 230,097 Series B Warrants (the “Series B Warrants”). The Series A and Series B Warrants were issued in proportion to the amount of Convertible Notes purchased by each PIPE Investor. In addition, our placement agent, Westminster Securities Corp. (“WSC”) and certain of its employees received, in the aggregate, 73,291 Placement Agent Warrants (the “Placement Agent Warrants” and, together with the Series A and Series B Warrants, the “PIPE Warrants”) with terms substantially similar to those issued to the PIPE Investors.

Other than as discussed in this section, there has not been any material change in our indebtedness, commitments and contingent liabilities since December 31, 2006.

C. Research and Development, Patents and Licenses, etc.

We charge all of our development costs to research and development until we have established technological feasibility. We acknowledge technological feasibility of our software when a detailed program design has been completed, or upon the completion of a working model. Upon reaching technological feasibility, we capitalize additional software costs until the software is available for general release to customers. Although we have not established a budget or time table for software development, we anticipate the need to continue the development of our software products in the future and the cost could be significant. We believe that, as in the past, the costs of development will result in new products that will increase revenue and therefore justify costs. There is, however, a reasonable possibility that we may be unable to realize the carrying value of our software, and the amount not so realized may adversely affect our financial position, results of operation or liquidity in the future

Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our engineering organization; consultants; and an allocation of our facilities and depreciation expenses. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses decreased 17.1% from RMB0.5 million in 2006 to RMB0.4million in 2007. The decrease in these expenses was primarily attributable to the fact that in 2007 we focused our attention on upgrading software products to meet the evolving complexities of our customers’ businesses. We did not focus on research and development in 2006. Rather, we opted to gain market acceptance of our software products that were developed in previous fiscal periods. Research and development represented 1.1% of total revenue for 2006 and 0.5% of total revenue for 2007.

D. Trend Information

In the first quarter of 2008, our new sales contracts increased 102% to RMB18 million from RMB8.8 million in the first quarter of 2007. Total new orders increased 350% to 117 order from 26 in the first quarter of 2007.

Service sales contracts increased 663% to RMB8.6 from RMB1.1 million in the first quarter of 2007. It is our policy to provide free maintenance for our products in the first year of operation. After the first year, we start to charge maintenance and support fees. This allows us to expand partnerships with existing customers by delivering more value.

During the first quarter of 2008, we placed a strong emphasis on integrating our acquisitions completed in 2007 into a single platform and smoothly incorporating new cultures into our company. This organic growth strategy has translated into a 10% increase in gross margins, if we exclude amortization of the acquired technology.

Specifically, we have been working to strengthen our back-office resource integration in order to reduce headcount.

We are working to improve our processes to decrease software implementation costs. At the same time, we are condensing multiple versions of similar software into full-featured, single versions, which we believe will reduce our R&D costs in the long-term.

During the first quarter of 2008, we also organized our software business into six vertical strategic business areas. These areas will focus on delivering software that is optimized for the specific needs of specific market segments. The new areas are: Department Store and Shopping Mall, Grocery and Supermarket, Specialty Retail, Fast-Moving Consumer Goods, Small-to-Medium Business and Key Accounts.

We are excited about our business to business services, including www.bfuture.com.cn and www.jindian.com.cn that will go to market in 2008 to increase value for retailers and their suppliers, and we expect our B2B service business to contribute an increasing amount to our full-year 2008 revenue.

During the quarter, we completed the co-development of our B2B SaaS platform with IBM China Research Lab and IBM Global service team, which we began in October, 2007. In April, we launched this product as our www.bfuture.com.cn website, and Wangfujing Department Store Group, one of the largest department stores in China, became the first to use the online supply chain management platform. Since the launch of the website, we have brought over 1,000 suppliers to the platform, allowing them to exchange business information, arrange payment online and access purchase orders, returns, payment status, inventory levels and sales data analysis. In the future, we plan to bundle our enterprise resource planning platform into the bfuture.com.cn website as well. We are very excited about our first SaaS products and the synergies we see with our current software clients. While our SaaS model did not contribute to first quarter earnings, we believe that our SaaS products may contribute as much as $1.2 million to our full-year 2008 revenue.

In April 2008, we launched our www.jindian.com.cn website in conjunction with Wangku. China Jindian is a B2B website for small to medium-size suppliers and retailers. The goal of the website is to help local suppliers enter into stores across China by giving them a platform to connect to retailers nationwide. We will complete the 100-day public pilot test of the website in August, but in the meantime, we are gathering valuable information on the specific requirements of both suppliers and retailers that we expect will help us maximize the value of the user experience for the final website.

Also in April 2008, we acquired Proadvancer Systems, a leading logistics company operating in China and Asia. The acquisition has already brought us two significant contracts to retrofit Chaopi Trading Company’s distribution center and provide logistics software licenses and digital picking equipment to WuShang BulkSale Chain Company. The acquisition has given us a powerful logistics offering, and we expect Proadvancer, which is now called eFuture Logistical Business Unit, to be accretive in the third quarter. Additionally, we plan to have completed the major integration of our acquisition of Proadvancer Systems by August and expect the rest of our integration will proceed smoothly and provide valuable, long-term synergies.

In May 2008, we completed the acquisition of a 51% stake in Wangku, a leading e-commerce company in China with a focus on the retail and fast-moving consumer goods industries. We expect Wangku to contribute about 15% to 20% to our full-year 2008 revenue.

As we push forward in 2008, we plan to leverage our extensive relationships throughout China’s retail industry to begin offering B2C software-as-a-service, while continuing the rollout of new software solutions and pushing the development and adoption of our B2B SaaS platform. In the third quarter, we plan to deploy a B2C solution that will allow our clients to launch their own e-commerce websites.

E. Off-Balance Sheet Arrangements

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2007:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Convertible Notes, Net of Debt Discount	¥10,419,491	-	-	¥10,419,491	-

Capital (Finance) Lease Obligations

Operating Lease Obligations	¥2,700,559	¥2,337,662	¥362,897	-	-

Purchase Obligations	¥26,115,895	¥19,698,925	¥6,416,970	-	-

Make-Whole Obligation	¥10,454,198	¥1,164,116	¥6,397,605	¥2,892,477	-

Total	¥49,327,246	¥9,918,748	¥19,698,925	¥19,709,573	-

Item 6.  Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of June 27, 2008:

Name	Age	Position

Adam Yan (1)(8)	40	Chairman, Chief Executive Officer, Director and Founder
Deliang Tong (1)	43	Chief Operating Officer
Qicheng Yang (1)	42	Chief Technology Officer and Founder
Hongjun Zou (1)	40	Chief Innovation Officer and Founder
Ping Yu (1)(7)	38	Chief Financial Officer and Director
Tony Zhao (1)	43	Vice President and Chief Strategy Officer
Ming Zhu (2)(9)	49	Director
Dong Cheng, Ph.D. (1)(3)(4)(5)(9)	40	Director
John Dai (1)(4)(5)(8)	45	Director
Dennis O. Laing(3)(5)(6)(7)	62	Director
Brian Lin (1)(3)(4)(9)	43	Director

(1)
The individual’s business address is c/o eFuture Information Technology Inc., No. 10 Building, BUT Software Park, No. 1 Disheng North Street, BDA, Yizhuang District, Beijing, People’s Republic of China 100176.

(2)	Mr. Zhu’s business address is c/o RMCC International, Inc. 6724 Patterson Avenue, Richmond, Virginia 23226.
(3)	Member of audit committee.
(4)	Member of compensation committee.
(5)	Member of corporate governance committee.
(6)	Mr. Laing’s business address is 4860 Cox Road, Suite 200, Glen Allen, Virginia 23060.
(7)	Class II director whose term expires in 2010.
(8)	Class III director whose term expires in 2008.
(9)	Class I director whose term expires in 2009.

Adam Yan. Mr. Yan is our Chairman, Chief Executive Officer and a director. He founded eFuture in 1997. From 1997 to 1999 and 2002 to 2004, Mr. Yan also served as our Chief Accounting Officer. From 1991 to 1997, Mr. Yan served as the general manager of the Bangda Information Industry Center of the Haikou Financial Bureau in the Hainan province of China. Mr. Yan received a bachelor’s degree in computer science and a master’s degree in machine vision engineering from Chonqing University in China. From 1991 to 1994, Mr. Yan also served as the chief accounting software designer for Haikou Accounting Firm in the Hainan province of China. In his role as chief accounting software designer, Mr. Yan served as the development team leader responsible for writing the software in accordance with the accounting policies of the Chinese government, developing system architecture, and developing team organization. He has also studied accounting and finance at the Central University of Finance and Economics.

Deliang Tong. Mr. Tong has been nominated to serve as our chief operating officer beginning on July 1, 2008 and also is the President of our wholly-owned subsidiary, eFuture (Beijing). Mr. Tong founded Guangzhou Royalstone System Integration Co. Ltd. in 1992, and served as its Chairman and CEO. Mr. Tong received a bachelor’s degree in electronics and a master’s degree in software engineering from the University of Electronic Science and Technology of China. Mr. Tong served as department manager for Sichuan Xinchao Computing Group from 1989 to 1991. Mr. Tong also served as the general manager for the south for Beijing Stone Group from 1991 to 1992.

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

Hongjun Zou. Mr. Zou is our Chief Innovation Officer and has served as our Chief Operating Officer since 1997. From 1993 to 1997, Mr. Zou served as Chief Technology Officer of Hainan Fujie Industrial Company, an information technology company providing multi-media development platform software to various industries in China. Mr. Zou received a bachelor’s degree in computer science from Chongqing University in China.

Ping Yu. Ms. Ping Yu is our Company’s Chief Financial Officer and is a United States-educated Certified Public Accountant. She received a bachelor’s degree from Hubei University and a master’s degree in Business Administration from Rutgers University. From 1993 to 2001, Ms. Yu served various positions in different corporations, including service as a Senior Accountant of Longchamp Sales Corp. (August 1993 - June 1996), a Senior Analyst of Citi Industrial Bank (July 1996 - September 1999), and Chief Officer of the Accounting Department of Walkalone Real Estate Co. (October 1999 - April 2001). In 2001, Ms. Yu received her master’s degree and began work as an auditor for Golf & Wrobleski in New York (September 2002 - February 2004). In 2004, on returning to China, Ms. Yu served as manager of the internal auditing section of Dongfeng Nissan (February 2004 - June 2005), where she was responsible for internal control and risk management tasks. Before being employed by eFuture, Ms. Yu served as a specialist in Beijing Smartdot Technologies, Inc. (July 2005 - December 2006), providing consultation to companies listed in the United States on meeting the requirements of the Sarbanes-Oxley Act as well as helping companies implement the COSO-Enterprise Risk Management-Integrated framework.

Tony Zhao, Ph.D. Dr. Zhao is our Chief Strategy Officer. Dr. Zhao joined us in May 2007. From 2000 to 2007, Dr. Zhao was the chief editor of “E-commerce World”, which is a leading magazine covering B2B and B2C in China. Since 2003, Dr. Zhao has served as a consulting expert for alibaba.com, hc360.com, chemnet.com, ebay.com and others. Dr, Zhao has also served as an e-commerce expert for the National Development and Reform Commission, the Ministry of Commerce and the Ministry of Information Industry of the PRC. Dr. Zhao has written numerous articles on the development of e-commerce theory and practices in China. From 1997 to 2000, Dr. Zhao was the chief editor of the “Hardware Channel” for “Popular Computer Week”, a top newspaper for end-users of computers in China. Dr. Zhao received a bachelor’s degree and a master’s degree in precision optoelectronic engineering from Chongqing University in China. He also received a doctorate degree in fiber sensing engineering from Chongqing University.

Ming Zhu. Mr. Zhu has served as a director since 2005. Since 1994, Mr. Zhu has been an international business consultant with RMCC International, Inc., a Richmond, Virginia based import/export consulting firm. Mr. Zhu received a bachelor’s degree in English from Beijing Second Foreign Language Institute and a master’s degree in tourism and business from Virginia Commonwealth University.

Dong Cheng, Ph.D. Dr. Cheng has served as a director since 2005. Since 2002, Dr. Cheng has served as a Full Professor at the Business School at Renmin University of China. From 1995 to 2002, Dr. Cheng served as an Associate Professor at Renmin University, and from 1993 to 1995, Dr. Cheng served as an Assistant Professor at Renmin University. Dr. Cheng has written numerous articles on the development of Chinese business practices. Dr. Cheng received a bachelor’s degree and a master’s degree in computer software from Xi’an Jiao Tong University in China. He also received a doctorate degree in Business Administration from Renmin University and was a doctorate candidate in Computer Science from Peking University in Beijing, China.

John Dai. Mr. Dai is currently the Director of External Relationship and International Cooperation of China Association of Small and Medium Enterprises (CASME), an organization aimed at advancing the interests of China’s small and medium enterprises internationally. He is also former CEO of Vanda Computer Systems, a Hong Kong based public company focused on systems integration and banking application services in China. Mr. Dai has served in various other executive positions including General Manager of SAS China and General Manager of IBM’s Greater China Distribution Industry Group. Mr. Dai received his bachelor’s degree in Industrial and Civil Construction from Wuhan Industrial University and his master’s degree in Civil Engineering from Tsinghua University.
Dennis O. Laing. Mr. Laing has practiced law in Richmond, Virginia for over 30 years. Mr. Laing’s law practice centers upon business and corporate law with special interest in energy, healthcare and technology sectors. Mr. Laing received a bachelor’s degree in government from the University of Virginia and a law degree from the University of Richmond. Mr. Laing was initially appointed to the Board of Directors to fill a vacancy left by the resignation of Mr. L. McCarthy Downs III upon the termination of appointment rights held by Anderson & Strudwick Incorporated received in connection with its service as underwriter in our initial public offering. Mr. Laing also serves as a director of Sino-Global Shipping America, Ltd. (NASDAQ: SINO).

Brian Lin. Mr. Lin is currently the Chief Executive Officer and a director of China Fire & Security Group, Inc. (NASDAQ: CFSG), a leading total solution provider of industrial fire protection systems in China. Prior to joining China Fire & Security, from 2001 to 2005, Mr. Lin served as CEO of Beijing Linkhead Technologies, a company that he co-founded in 1994 and sold to PacificNet Inc. in December 2003. Prior to Linkhead, Mr. Lin was Director of R&D, Value-added Services Division of UTStarcom and held various management and technical positions with Nortel Networks, Motorola and Tandem Telecom in the United States. Mr. Lin received a bachelor’s degree in electrical engineering from Huazhong University of Science and Technology and a master’s degree in Electrical Engineering from University of Toronto, Canada in 1989.

There are no family relationships among any of the persons named above, and there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any such person was selected as a director or member of senior management.

B. Compensation

Executive and Director Compensation

The following table shows the estimated annual compensation paid by us to our executive officers and directors for the year ended December 31, 2007.

Summary Compensation Table

	Annual Compensation for Year Ended December 31, 2007
			Ordinary
			Shares
			Underlying	Other Annual	All Other
Name	Salary	Bonus	Options	Compensation	Compensation

Adam Yan	¥250,972.80	$56,087.72	3,875	—	—
Chairman, Chief Executive Officer and Director

Deliang Tong(1)	¥—	—	—

Qicheng Yang	¥251,520.00	¥82,756.33	4,000	—	—
Chief Technology Officer

Hongjun Zou	¥246,120.00	¥37,961.92	4,000	—	—
Chief Innovation Officer

Ping Yu	¥228,000.00	—	10,000	—	—
Chief Financial Officer and Director

Tony Zhao(2)	¥—	—	—

Ming Zhu	¥43,767.60	—	—	—	—
Director

Dong Cheng, Ph.D.	¥43,767.60	—	12,000	—	—
Director

John Dai	—	—	—	—	—
Director

Dennis O. Laing	—	—	—	—	—
Director

Brian Lin	—	—	—	—	—

Tong Wenhua(3)	—	—	—	—	—

Wang Chaoyong(4)	¥44,020.55	—	12,000	—	—

(1)	Mr.Tong has been nominated to serve as Chief Operating Officer in 2008 but did not receive any compensation in 2007 for service as a member of senior management.
(2)	Dr. Zhao has been nominated to serve as Vice President and Chief Strategy Officer in 2008 but did not receive any compensation in 2007 for service as a member of senior management.
(3)	Mr. Tong served as a director for part of 2007.
(4)	Mr. Wang served as a director for part of 2007.

C. Board practices

See information provided in response to Item 6.A. above as to the current directors and the expiration of current director terms.

Board of Directors and Board Committees

Our board of directors consists of seven members. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2009 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2010 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2008 and every three years thereafter.

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

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all other forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The corporate governance committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There are no family relationships among any of the persons named above, and there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any such person was selected as a director or member of senior management.

D. Employees

As of December 31, 2007, we had 588 employees, all of whom were based in China. Of the total, five were in management, 118 were in technical support, 110 were in research and development, 89 were engaged in sales and marketing, and 14 were in financial affairs and administration. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement. As of December 31, 2006 and 2005, we had 331 and 284 employees, respectively.

E. Share ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares and options as of June 27, 2008, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 2,995,552 shares outstanding as of June 27, 2008. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of
	Beneficial	Percentage
	Ownership (1)	Ownership (2)

Adam Yan (3)	387,275	12.9%
Deliang Tong	35,544	*
Qicheng Yang (4)	115,709	3.9%
Hongjun Zou (5)	216,622	7.2%
Johnson Li (6)	188,455	6.3%
Tony Zhao	—	*
Ping Yu (7)	2,000	*
Dennis O. Laing	—	*
Ming Zhu	—	*
Dong Cheng, Ph.D. (7)	2,400	*
Dennis O. Laing	—	*
Brian Lin	—	*
All directors and executive officers as a group (12 people) (8)	948,005	30.9%

* Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such person.
(3)	Includes currently exercisable options to purchase 3,847 ordinary shares.
(4)	Includes currently exercisable options to purchase 3,577 ordinary shares.
(5)	Includes currently exercisable options to purchase 3,379 ordinary shares.
(6)	Includes currently exercisable options to purchase 13,180 ordinary shares.
(7)	Represents currently exercisable options to purchase ordinary shares.
(8)	Includes currently exercisable options to purchase 28,383 ordinary shares.

Stock Option Plan and Grants

For the year ended December 31, 2007, the Company granted 131,675 share options to its employees and directors. The Company recognizes the relevant share-based compensation expenses over the requisite service period.

Item 7. Major Shareholder and Related Party Transactions

A. Major shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares and options as of June 27, 2008, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 2,995,552 shares outstanding as of June 27, 2008. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of
	Beneficial	Percentage
	Ownership (1)	Ownership (2)

Adam Yan (3)	387,275	12.9%
Hongjun Zou (4)	216,622	7.2%
Johnson Li (5)	188,455	6.3%
Capital Ventures International	207,086	6.9%
Hudson Bay Fund, LP	194,489	6.5%
Hudson Bay Overseas Fund Ltd.	237,772	7.9%
James H. Wallace Jr.	166,000	5.5%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such person.
(3)	Includes currently exercisable options to purchase 3,847 ordinary shares.
(4)	Includes currently exercisable options to purchase 3,379 ordinary shares.
(5)	Includes currently exercisable options to purchase 13,180 ordinary shares.

B. Related party transactions

The Company did not enter into any related party transactions in the fiscal year ended December 31, 2007.

C. Interests of experts and counsel

Not applicable.

Item 8.  Financial Information

See information provided in response to Item 18 below.

Item 9.  The Offer and Listing

A. Offer and listing details

The following chart shows the price history of our ordinary shares following the completion of our initial public offering in 2006.

	High	Low
2006	49.9	6.75
Fourth Quarter 2006	49.9	6.75
2007	38.84	11.01
First Quarter 2007	38.84	18.68
Second Quarter 2007	22.9	14.70
Third Quarter 2007	20.85	11.01
Fourth Quarter 2007	34.00	13.80
2008 (through June 27, 2008)	19.44	10.79
First Quarter 2008	19.44	10.79
Second Quarter 2008	18.43	10.88
January 2008	19.44	10.79
February 2008	13.34	12.52
March 2008	14.67	11.55
April 2008	17.74	13.35
May 2008	18.43	15.21
June 2008 (through June 27, 2008)	17.47	10.88

B. Plan of distribution

Not applicable.

C. Markets

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “EFUT.”

D. Selling shareholders

Not applicable.

A.	Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10. Additional Information

A.	Share capital

Not applicable.

B. Memorandum and articles of association

The information required by this item is incorporated by reference to the material headed “Description of Share Capital” in our Registration Statement on Form F-1, File No. 333-126007, as filed with the SEC.

C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those listed below or described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

•	Securities Purchase Agreement dated as of March 13, 2007 by and among the Company, Capital Ventures International, Hudson Bay Fund, LP and Hudson Bay Overseas Fund, Ltd.

•
In January 2007, we acquired Nanjing Tangcheng Network Technology Development Corporation, a leading regional independent software vendor focusing on East China’s retail market. We expect that this acquisition will allow us to respond quickly to meet regional market demands, improve customer service and expand our market share in Eastern China.

•
In August 2007, we acquired Crownhead and its subsidiary Guangzhou Royalstone. With a senior operating team and extensive relationships, most notably in the supermarket sector of Southern China’s retail and FMCG industries, we expect that this acquisition will increase our market share among China’s top 100 domestic retailers and leading international retail companies.

D. Exchange controls

Foreign Currency Exchange.

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by the subsidiary to its shareholder are deemed shareholder income and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Dividend Distribution.

The principal regulations governing the distribution of dividends by foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, foreign investment enterprises in China may pay dividends only out of their retained profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective retained profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Notice 75.

On October 21, 2005, SAFE issued Notice 75, which became effective as of November 1, 2005. According to Notice 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

PRC residents who control our company are required to register with SAFE in connection with their investments in us. Such individuals completed this registration in 2007. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Notice 75.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of this new PRC regulation remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

We believe that, based on our understanding of the current PRC laws and regulations:

•	CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this new procedure; and
•
In spite of the above, given that we have completed our restructuring and established an offshore holding structure before September 8, 2006, the effective date of the new regulation, and given that this regulation is not retroactive, it does not require that an application be submitted to CSRC for its approval of the listing and trading of our ordinary shares on the NASDAQ Capital Market, unless we are clearly required to do so by future CSRC rules or interpretations.

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

United States Federal Income Taxation

The following is a summary of material United States federal income tax consequences under present law relating to the purchase, ownership, and disposition of our ordinary shares. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, proposed Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of ordinary shares could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the ordinary shares.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions;
•	life insurance companies;
•	tax-exempt organizations;
•	dealers in securities or foreign currencies;
•	traders in securities that elect to apply a mark-to-market method of accounting;
•	persons holding ordinary shares as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes;
•	persons subject to the alternative minimum tax provisions of the Code; and
•	persons that have a “functional currency” other than the U.S. dollar.

This description generally applies to purchasers of our ordinary shares as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

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

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.   The Chinese government may introduce measures in the future intended to reduce the inflation rate in China.  We cannot assure you that these measures will not have a significant impact on our business.  Any such measures may not be successful or immediately effective in reducing or slowing the increase in China’s inflation rate.  Sustained or increased inflation in China may have an impact on China’s economy and our customers, which may adversely affect our business and financial results.

Taxation

Under the current law of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiaries. Chinese foreign invested enterprises are generally subject to a 30.0% federal (state) enterprise income tax, and a 3.0% local enterprise income tax. However, eFuture Beijing has been certified by the Chinese government as a High Technology Enterprise. This certification entitled eFuture Beijing to be exempt from federal enterprise tax from 2000 through 2002, to pay a federal enterprise tax of 7.5% from 2003 through 2005, to pay a federal enterprise tax thereafter of 15% and to be exempt from local income taxes, all for so long as eFuture Beijing maintains its High Technology Enterprise certification and for so long as it remains located in a State Standard High Enterprise Zone. In addition, eFuture Beijing is allowed a deduction for operating loss carry forwards for up to five years because it has foreign invested capital.

On March 16, 2007, the National People’s Congress of China passed the new Enterprise Income Tax Law, (“EIT Law”), and on December 6, 2007, the State Council of China issued the Implementation Regulations for the EIT Law which took effect on January 1, 2008. The EIT Law and Implementation Regulations Rules impose a unified EIT of 25.0% on all domestic-invested enterprises and Foreign Invested Entities, or FIEs, unless they qualify under certain limited exceptions. Therefore, nearly all FIEs are subject to the new tax rate alongside other domestic businesses rather than benefiting from the old FIE tax laws, and its associated preferential tax treatments, beginning January 1, 2008.

Despite these pending changes, the EIT Law gives existing FIEs a five-year grandfather period during which they can continue to enjoy their existing preferential tax treatments. The discontinuation of any such special or preferential tax treatment or other incentives would have an adverse affect on the Company’s business, fiscal condition and current operations in China.

Our software and system integration services revenues are also subject to a value-added tax at the rate of 17.0%.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

See Item 15T.

Item 15T. Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act, our management has carried out an evaluation, with the participation of an external internal control consultant and under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

The Management conducted its evaluation of disclosure controls and procedures under the supervision of our Chief Executive Officer and our Chief Financial Officer. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring. Based on that evaluation, management concluded that as of December 31, 2007, our disclosure controls and procedures were not effective, due to the existence of internal control deficiencies discussed below:

Inadequate U.S. GAAP expertise - The current staff in the accounting department is relatively new and inexperienced in working with U.S. GAAP requirements, and needs substantial training so as to meet with the higher demands of being a U.S. public company. The accounting skills and understanding necessary to fulfill the requirements of U.S. GAAP-based reporting, including the skills of subsidiary financial statements consolidation, are currently inadequate.

Remediation Initiative

We have recently been seeking a U.S. GAAP experienced chief accountant to replace the current staff, and we intend to strengthen the accounting capabilities in several key areas including persons with experience in U.S. GAAP consolidation requirements and SEC financial reporting requirements. In addition, we plan to allocate additional resources to train our existing accounting staff.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring. Based on that evaluation, management concluded that as of December 31, 2007, the company has the following deficiencies:

•	An insufficient complement of internal personnel with a level of accounting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial requirements.
•	Lack of internal information system management function. The Company has not set up a qualified mechanism to perform the information system management properly.

We are in the process of hiring and training of personnel with knowledge, experience and training in the application of U.S.  GAAP commensurate with our financial reporting requirements; and

We are in the progress of building up the mechanism to meet the function, we have set up the information system management department and named the manager of this department, and several related internal policies and procedures on information system management have been published and circulated across the company recently. We will hire more professional personnel working on the subject when there is further demand.

Despite of the deficiencies reported above, the Company’s management believes that consolidated financial statements included in this report fairly present in all material respects the Company’s financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Changes in Internal Controls over Financial Reporting

Other than the remediation measures described above, during the year ended December 31, 2007, there was no change in our internal controls over financial reporting that has materially affected, or that is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Brian Lin qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market standards. The Company’s Board of Directors also determined that each member of the Audit Committee is “independent” in accordance with the applicable NASDAQ Capital Market standards.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s employees, including its principal executive officers. A copy of the Code of Business Conduct and Ethics was filed as an exhibit to our 2006 Annual Report. In addition, the Company has posted this information on its website at www.eFuture.com.cn. The Company will provide any person a copy of its Code of Business Conduct and Ethics, without charge, upon request. Such request should be addressed to:

eFuture Information Technology Inc.
No. 10 Building
BUT Software Park
No. 1 Disheng North Street
BDA, Yizhuang District
Beijing 100176, People’s Republic of China
Attention: Secretary

Item 16C. Principal Accountant Fees and Services

Audit Fees

We paid Hansen, Barnett & Maxwell’s fees in the aggregate amounts of $100,000 and $60,000 for the annual audit of our financial statements for fiscal years 2007 and 2006, respectively.

Audit Related Fees

We paid Hansen, Barnett & Maxwell $15,000 and $20,000 for audit-related services for fiscal years 2007 and 2006, respectively. These audit-related fees consisted of services related to our registration statement on Form F-3 filing to register the placement agent warrants from the IPO and services related to our acquisition of Crownhead and Royalstone.

Tax Fees

We did not pay Hansen, Barnett & Maxwell any fees for tax services for fiscal years 2007 and 2006, respectively.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III
Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The consolidated financial statements of eFuture Information Technology Inc. are included at the end of this annual report, beginning with page F-1.

Item 19 Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (1)

1.2	Amended and Restated Memorandum of Association of the Registrant (1)

1.3	Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (1)

2.1	Specimen Certificate for Ordinary Shares (1)

4.1	Securities Purchase Agreement dated as of March 13, 2007 by and among the Company, Capital Ventures International (“CVI”), Hudson Bay Fund, LP (“HBF”) and Hudson Bay Overseas Fund, Ltd. (“HBOF”) (2)

4.2	Registration Rights Agreement, dated March 13, 2007 by and among the Company, CVI, HBF and HBOF

4.3	Form of Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (2)

4.4	Form of Series A Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (2)

4.5	Form of Series B Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (2)

4.6	Acquisition of Beijing Wangku Hutong Information Technology Co., Ltd. (3)

4.7	Acquisition of Crownhead Holdings Ltd. and Royalstone System Integrated Co., Ltd (4)

8.1	Subsidiaries of the Registrant (5)

12.1	Section 302 Certification of Adam Yan (5)

12.2	Section 302 Certification of Yu Ping (5)

13.1	Section 906 Certification of Adam Yan (5)

13.2	Section 906 Certification of Yu Ping (5)

99.1	Schedule II – Valuation and Qualifying Accounts (5)
_________
(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 333-126007).
(2)	Incorporated by reference to the Registrant’s Current Report on Form 6-K (File No. 001-33113) filed with the SEC on March 15, 2007.
(3)	Incorporated by reference to the Registrant’s Current Report on Form 6-K (File No.) filed with the SEC on May 21, 2007 (File No. 011-33113).
(4)	Incorporated by reference to the Registrant’s Current Report on Form 6-K (File No.) filed with the SEC on August 15, 2007 (File No. 011-33113).
(5)	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 28th day of June, 2008.

EFUTURE INFORMATION TECHNOLOGY INC.

By:	/s/ Adam Yan
Name:	Adam Yan
Title:	Chairman and Chief Executive Officer

Date: June 28, 2008

S-1

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES

S-2

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS	Registered with the Public Company
5 Triad Center, Suite 750	Accounting Oversight Board
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders
eFuture Information Technology Inc.

We have audited the accompanying consolidated balance sheets of eFuture Information Technology Inc. and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2007 presented in Chinese Yuan (Renminbi). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eFuture Information Technology Inc. and subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 presented in Chinese Yuan (Renminbi), in conformity with accounting principles generally accepted in the United States of America.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
June 24, 2008

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2006	2007	2007
			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	¥61,464,737	¥67,227,348	$9,216,043
Trade receivables, less allowance for doubtful accounts of ¥2,109,910 and ¥4,695,898 ($643,750), respectively	4,452,959	16,409,333	2,249,518
Refundable value added tax	2,470,941	3,691,035	505,996
Deposits	44,943	156,695	21,481
Advances to employees	1,198,601	3,576,947	490,355
Advances to suppliers	443,030	657,724	90,166
Notes receivable - related party	-	3,000,000	411,263
Other receivables	171,120	576,965	79,095
Prepaid expenses	534,755	862,653	118,259
Inventory	4,121,136	5,749,951	788,248
Total current assets	74,902,222	101,908,651	13,970,424
Non-current assets
Long-term investments	-	5,460,301	748,540
Deferred loan costs	-	4,847,633	664,551
Property and equipment, net of accumulated depreciation of ¥4,690,856 and ¥5,191,489 ($711,689), respectively	1,014,581	2,065,040	283,092
Intangible assets, net of accumulated amortization of ¥8,678,751 and ¥19,799,245 ($2,714,233), respectively	7,108,244	47,217,193	6,472,896
Goodwill	-	46,814,929	6,417,751
Total non-current assets	8,122,825	106,405,096	14,586,830
Total assets	¥83,025,047	¥208,313,747	$28,557,254

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2006	2007	2007
			(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	¥1,230,782	¥3,845,873	$527,222
Other payable	-	844,753	115,805
Accrued expenses	3,941,618	3,395,790	465,521
Accrued interest	-	278,420	38,168
Taxes payable	5,182,615	8,976,305	1,230,541
Advances from customers	8,121,043	13,025,978	1,785,701
Royalstone acquisition obligation, current portion	-	16,398,925	2,248,091
Health Filed acquisition obligation	-	3,300,000	452,389
Make-whole obligation, current portion	-	1,164,116	159,586
Total current liabilities	18,476,058	51,230,160	7,023,024
Long-term liabilities
Royalstone acquisition obligation, net of current portion	-	6,416,970	879,688
Make-whole obligation, net of current portion	-	9,290,082	1,273,556
12% ¥36,473,000 ($5,000,000) convertible note payable, net of ¥26,053,509 ($3,571,616) of unamortized discount based on an imputed interest rate of 28.9%	-	10,419,491	1,428,384
Deferred Tax	-	5,282,076	724,108
Total long-term liabilities	-	31,408,619	4,305,736
Shareholders’ equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares
authorized; 2,633,500 shares and 2,924,702 shares outstanding, respectively	1,647,781	1,811,589	248,347
Additional paid-in capital	77,726,236	165,678,075	22,712,428
Statutory reserves	3,084,020	3,084,020	422,781
Accumulated foreign currency translation adjustment	(491,079)	-	-
Accumulated deficit	(17,417,969)	(44,898,716)	(6,155,062)
Total shareholders’ equity	64,548,989	125,674,968	17,228,494
Total liabilities and shareholders’ equity	¥83,025,047	¥208,313,747	$28,557,254

See the accompanying notes to consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2005	2006	2007	2007
				(Unaudited)
Revenues
Software sales	¥25,177,810	¥29,832,720	¥41,360,165	$5,669,970
Hardware sales	10,241,749	11,403,473	16,198,402	2,220,602
Service fee income	3,824,442	6,607,337	26,511,794	3,634,441
Total Revenues	39,244,001	47,843,530	84,070,361	11,525,013

Cost of revenues
Cost of software	7,815,315	7,665,866	15,412,948	2,112,926
Cost of hardware	8,681,619	10,548,649	12,587,418	1,725,580
Cost of service fee income	901,973	1,887,676	6,857,161	940,032
Amortization of acquired technology	-	-	8,231,375	1,128,420
Amortization of software costs	2,305,835	2,727,198	2,889,118	396,063
Total Cost of Revenue	19,704,742	22,829,389	45,978,020	6,303,021

Gross Profit	19,539,259	25,014,141	38,092,341	5,221,992

Operating Expenses
Research and development	93,814	527,219	436,923	59,897
General and administrative	7,811,742	7,298,980	18,957,385	2,598,824
Selling and distribution expenses	5,790,675	9,210,975	11,755,517	1,611,537
Total Operating Expenses	13,696,231	17,037,174	31,149,825	4,270,258

Profit from operations	5,843,028	7,976,967	6,942,516	951,734

Interest income	110,268	141,230	3,533,326	484,376
Interest expense	(483,033)	(13,471)	(841,277)	(115,329)
Interest expense- amortization of discount on notes payable	-	-	(31,320,836)	(4,293,702)
Interest expense- amortization of deferred loan costs	-	-	(6,610,234)	(906,182)
Income on investments	-	-	985,085	135,043
Foreign currency exchange loss	-	-	(201,847)	(27,671)
Minority interest in loss of consolidated subsidiary	-	-	32,520	4,458
Net Income (loss)	¥5,470,263	¥8,104,726	¥(27,480,747)	$(3,767,273)

Earnings (loss) per ordinary share
Basic	¥4.43	¥4.80	¥(10.23)	$(1.40)
Diluted	¥3.50	¥4.43	¥(10.23)	$(1.40)

See the accompanying notes to consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Chinese Yuan (Renminbi)
			Additional			Accumulated Other
	Ordinary Shares		Paid-in	Statutory	Subscriptions	Comprehensive	Accumulated
	Shares	Amount	Capital	Reserves	Receivable	Loss	Deficit	Total
Balance as of December 31, 2004	921,875	¥576,817	¥1,235,759	¥2,263,481	¥(575,722)	¥-	¥(30,172,419)	¥(26,672,084)
Conversion of Series A preferred stock	578,125	361,733	30,222,260	-	-	-	-	30,583,993
Contributed interest	-	-	236,742	-	-	-	-	236,742
Forgiveness of debt by majority shareholder	-	-	1,897,682	-	-	-	-	1,897,682
Payment of subscription receivable	-	-	-	-	575,722	-	-	575,722
Transfer to statutory reserves	-	-	-	820,539	-	-	(820,539)	-
Net income for the year	-	-	-	-	-	-	5,470,263	5,470,263
Balance as of December 31, 2005	1,500,000	938,550	33,592,443	3,084,020	-	-	(25,522,695)	12,092,318
Issuance of ordinary shares and warrants for cash, net of offering costs	1,133,500	709,231	44,133,793	-	-	-	-	44,843,024
Net income for the year	-	-	-	-	-	-	8,104,726	8,104,726
Foreign currency translation adjustment	-	-	-	-	-	(491,079)	-	(491,079)
Balance as of December 31, 2006	2,633,500	1,647,781	77,726,236	3,084,020	-	(491,079)	(17,417,969)	64,548,989
Issuance of warrants in connection with convertible notes			26,460,829					26,460,829
Beneficial conversion feature of convertible notes			11,874,760					11,874,760
Conversion of convertible notes	200,080	113,445	37,386,555	-	-	-	-	37,500,000
Issuance of ordinary shares in Royalstone acquisition	71,122	39,223	8,516,738	-	-	-	-	8,555,961
Warrants exercised	20,000	11,140	1,049,852	-	-	-	-	1,060,992
Issuance of options to employees	-	-	2,663,105	-	-	-	-	2,663,105
Net loss for the year	-	-	-	-	-	-	(27,480,747)	(27,480,747)
Foreign currency translation adjustment	-	-	-	-	-	491,079	-	491,079
Balance as of December 31,2007	2,924,702	¥1,811,589	¥165,678,075	¥3,084,020	¥-	¥-	¥(44,898,716)	¥125,674,968

	U.S. Dollars (Unaudited)
			Additional			Accumulated Other
	Ordinary Shares		Paid-in	Statutory	Subscriptions	Comprehensive	Accumulated
	Shares	Amount	Capital	Reserves	Receivable	Loss	Deficit	Total
Balance as of December 31, 2006	2,633,500	$225,891	$10,655,312	$422,781	$-	$(67,321)	$(2,387,789)	$8,848,874
Issuance of warrants in connection with convertible notes			3,627,454					3,627,454
Beneficial conversion feature of convertible notes			1,627,884					1,627,884
Conversion of convertible notes	200,080	15,552	5,125,237	-	-	-	-	5,140,789
Issuance of ordinary shares in Royalstone acquisition	71,122	5,377	1,167,540	-	-	-	-	1,172,917
Warrants exercised	20,000	1,527	143,922	-	-	-	-	145,449
Issuance of options to employees	-	-	365,079	-	-	-	-	365,079
Net loss for the year	-	-	-	-	-	-	(3,767,273)	(3,767,273)
Foreign currency translation adjustment	-	-	-	-	-	67,321	-	67,321
Balance as of December 31, 2007	2,924,702	$248,347	$22,712,428	$422,781	$-	$-	$(6,155,062)	$17,228,494

See the accompanying notes to consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2005	2006	2007	2007
				(Unaudited)
Cash flows from operating activities:
Net income (loss)	¥5,470,263	¥8,104,726	¥(27,480,747)	$(3,767,273)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	574,954	679,876	500,633	68,631
Amortization of intangible assets	2,305,835	2,727,198	11,120,493	1,524,483
Amortization of discount on notes payable	-	-	31,320,836	4,293,702
Amortization of deferred loan costs	-	-	6,610,234	906,182
Investment income	-	-	(985,085)	(135,043)
Loss on disposition of property and equipment	8,759	-	-	-
Interest on notes payable contributed by shareholders	236,742	-	-	-
Compensation expense for options issued to employees	-	-	2,663,105	365,079
Foreign exchange loss	-	-	93,622	12,834
Minority interest	-	-	(32,520)	(4,458)
Change in assets and liabilities:				-
Accounts receivable	126,677	(664,562)	(10,352,076)	(1,419,142)
Refundable value added tax	119,659	72,593	(1,220,094)	(167,260)
Deposits	5,976	466,458	(111,752)	(15,320)
Advances to employees	84,682	(162,781)	(2,378,346)	(326,042)
Advances to suppliers	240,220	(334,840)	(214,694)	(29,432)
Other receivables	54,001	60,552	537,784	73,724
Prepaid expenses	(474,112)	(66,189)	(291,548)	(39,968)
Inventories	(711,057)	25,277	265,645	36,417
Trade payables	1,252,205	208,096	1,827,696	250,555
Other payables	-	-	(1,013,731)	(138,970)
Accrued expenses	(1,811,714)	(101,711)	340,012	46,611
Accrued interest	-	-	278,420	38,168
Taxes payable	358,033	(482,309)	2,437,452	334,145
Advances from customers	(15,108)	2,116,454	4,575,302	627,218
Net cash provided by operating activities	7,826,015	12,648,838	18,490,641	2,534,841

Cash flows from investing activities:
Purchases of property and equipment	(545,155)	(537,340)	(527,743)	(72,347)
Payments for intangible assets	(3,081,257)	(3,818,597)	(7,151,309)	(980,357)
Long-term investments	-	-	(4,475,216)	(613,497)
Acquisition of business	-	-	(53,188,175)	(7,291,445)
Loan to Guarantor	(800,000)	800,000	-	-
Amounts due to a related party	(575,722)	-	-	-
Amounts due from a related party	146,699	-	(3,000,000)	(411,263)
Net cash used in investing activities	(4,855,435)	(3,555,937)	(68,342,443)	(9,368,909)

See the accompanying notes to consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2005	2006	2007	2007
				(Unaudited)
Cash flows from financing activities:
Payment of deferred offering costs	(2,009,360)	-	-	-
Issuance of ordinary shares for cash,net of offering costs paid	-	47,128,495	-	-
Proceeds from exercise of warrants	-	-	1,060,992	145,449
Issuance of convertible notes	-	-	69,079,430	9,469,941
Payment of make-whole obligation	-	-	(11,988,170)	(1,643,431)
Proceeds from short-term loans	2,800,000	-	-	-
Repayment of short-term loans	-	(2,800,000)	-	-
Proceeds received from loans to shareholders	53,973	-	-	-
Proceeds from subscription receivable	575,722	-	-	-
Net cash provided by financing activities	1,420,335	44,328,495	58,152,252	7,971,959
Effect of exchange rate changes on cash	-	(791,476)	(2,537,839)	(347,908)
Net increase in cash	4,390,915	52,629,920	5,762,611	789,983
Cash and cash equivalents at beginning of year	4,443,902	8,834,817	61,464,737	8,426,060

Cash and cash equivalents at end of year	¥8,834,817	¥61,464,737	¥67,227,348	$9,216,043

Supplemental cash flow information
Interest paid	¥186,412	¥66,593	¥510,282	$69,953

Non-cash Investing and Financing Activities
Offset of Hainan Future Company payable	¥2,526,595	-	-	-
Forgiveness of debt recognized as contribution	¥1,897,682	-	-	-
Conversion of series A convertible preferred stock	¥30,222,260	-	-	-
Acquiring assets by assuming payment obligation	-	-	¥26,115,896	$3,580,168
Conversion of convertible notes	-	-	¥36,473,000	$5,000,000
Issuance of common stock for acquisition	-	-	¥8,555,961	$1,172,917

See the accompanying notes to consolidated financial statements.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization–eFuture Information Technology, Inc. is a Cayman Islands Corporation. Its wholly owned subsidiary eFuture (Beijing) Tornado Information Technology, Inc. is a Beijing foreign investment enterprise in the People’s Republic of China (the PRC). In August, 2007, eFuture (Beijing) Tornado Information Technology Inc. was renamed as eFuture (Beijing) Royalstone Information Technology Inc. (“eFuture Beijing”).

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

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Translating Financial Statements – The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company’s functional currency is the Chinese Yuan (Renminbi) and the accompanying consolidated financial statements have been expressed in Chinese Yuan. The consolidated financial statements as of and for the year ended December 31, 2007 have been translated into United States dollars solely for the convenience of the reader, are not in accordance with accounting principles generally accepted in the United States of America and are unaudited. Solely for this purpose, the consolidated financial statements have been translated into U.S. dollars at the rate of ¥7.2946 = US$1.00, the approximate exchange rate prevailing on December 31, 2007. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

Consolidation - The accompanying consolidated financial statements include the accounts of eFuture Information Technology Inc., its wholly owned subsidiary, eFuture (Beijing) Royalstone Information Technology Inc., and its 51% owned variable interest entity, Fuji Biaoshang Information Technology Inc., from the respective dates of its acquisition. All significant inter-company balances and transactions have been eliminated in consolidation.

The Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46R,
“Consolidation of Variable Interest Entities” (“FIN 46R”). Pursuant to FIN 46R, Fuji Biaoshang Information Technology Inc (“Biaoshang”) is variable interest entity of the Company and the Company is the primary beneficiary of the variable interest entity. Accordingly, the variable interest entity has been consolidated in the Company’s financial statements.

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

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

Business Condition - The Company generated revenue and gross profit for each period presented in the consolidated statements of operations. Due to losses in current and prior years, the Company has an accumulated deficit of ¥44,898,716 ($6,155,062) at December 31, 2007. Net loss for the year ended December 31, 2007 was ¥27,480,747 ($3,767,273). Net cash provided by operating activities was ¥7,826,015, ¥12,648,838, and ¥18,490,641 ($2,534,841) for the years ended December 31, 2005, 2006 and 2007, respectively. Should the Company be unable to sustain profitable operations in future years, the Company may have to seek additional capital through debt financing or from the issuance of its ordinary stock.

Fair Values of Financial Instruments — The carrying amounts reported in the consolidated balance sheets for trade receivables, other receivables, advances to suppliers, accounts payable, accrued liabilities and advances from customers approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash and Cash Equivalents – Cash and cash equivalents are comprised of cash on hand, demand deposits and short term debt investments with original maturities of no more than three months.

Trade and Other receivables – Trade and receivables are carried at original invoiced amounts less a provision for doubtful accounts. Provision is made against accounts with balance outstanding for longer than 90 days. Other receivables consists of small miscellaneous items arising from transactions with non-trade customers.

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

Valuation of Long-lived Assets - The carrying values of the Company's long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, the Company projects the undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections indicate that the carrying value of the long-lived asset will not be recovered, the carrying value of the long-lived asset is reduced by the estimated excess of the carrying value over the projected discounted cash flows.

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

Goodwill - Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions of interests in its subsidiaries and variable interest entities.

The Company tests goodwill for impairment at the reporting unit level (operating segment) on an annual basis as of December 31 or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The impairment of goodwill is determined by the Company estimating the fair value based upon the present value of future cash flows. In estimating the future cash flows, the Company has taken into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

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

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

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

Advertising Costs - Advertising costs are expensed when incurred. Total advertising expense was ¥905,012, ¥280,891, and ¥430,757($59,052) for the years ended December 31, 2005, 2006 and 2007, respectively.

Income taxes – Income taxes are provided based upon the liability method of accounting pursuant to SFAS No. 109, Accounting for Income Taxes. Under this approach, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS No. 109.

Net Earnings (Loss) per Ordinary Share - Basic earnings (loss) per ordinary share is computed by dividing net income (loss) by the weighted-average number of ordinary shares outstanding. Diluted earnings (loss) per ordinary share are computed by dividing net income (loss) by the weighted-average number of ordinary shares and dilutive potential ordinary share equivalents outstanding. Potential ordinary share equivalents consist of shares issuable upon the conversion of preferred stock and convertible notes and the exercise of stock options and warrants.

In 2007, the Company issued $10,000,000 senior convertible notes, which are convertible into maximum 526,316 ordinary shares ordinary shares at a floor conversion price of $19.00. In connection with the issuance, the Company issued Series A warrants to purchase 184,077 ordinary shares and Series B warrants to purchase 230,097 ordinary shares to the investors of the convertible notes as well as placement agent warrant to purchase 73,291 ordinary shares. In January and September 2007, the Company granted employee stock options to purchase 65,875 ordinary shares and 65,800 ordinary shares, respectively. All the potentially dilutive securities above are not considered in the calculation of the diluted earnings per share, because the effects of them are all anti-dilutive.

The following table is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings (loss) per share and the weighted-average ordinary shares outstanding for the years ended December 31, 2005, 2006 and 2007:

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2005	2006	2007	2007
				(Unaudited)

Net income (loss)	¥5,470,263	¥8,104,726	¥(27,480,747)	$(3,767,273)
Basic weighted-average ordinary shares outstanding	1,235,488	1,689,434	2,687,380	2,687,380
Effect of dilutive securities:
Series A convertible preferred stock	264,512	-	-	-
Stock options and warrants	62,499	141,824	-	-
Convertible Notes	-	-	-	-
Diluted weighted-average ordinary shares outstanding	1,562,499	1,831,258	2,687,380	2,687,380
Basic earnings (loss) per share	¥4.43	¥4.80	¥(10.23)	$(1.40)
Diluted earnings (loss) per share	¥3.50	¥4.43	¥(10.23)	$(1.40)

Stock-Based Compensation – Effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards 123 (Revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123R also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (the vesting period). Prior to the Company adopting SFAS 123R, stock-based compensation plans were accounted for under Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, generally no compensation expense is recorded when the terms of the award are fixed and the exercise price of the employee stock option equals or exceeds the fair value of the underlying stock on the date of grant. The Company adopted the disclosure-only provision of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123).

For options granted subsequent to the adoption date of SFAS 123R on January 1, 2006, the fair value of each stock option grant will be estimated on the date of grant using the Black-Scholes option pricing model. The Company had no stock option grants during the years ended December 31, 2005, or 2006. As of December 31, 2005 and 2006 there were 62,499 of options outstanding that had not been exercised. As of December 31, 2007 there were 194,174 stock options outstanding that had not been exercised.

Under SFAS 123(R), the Company applied the Black-Scholes valuation model in determining the fair value of options granted to employees and directors. For the year ended December 31, 2007, the Company granted 131,675 shares options to its employees and directors. The Company recognizes the relevant share-based compensation expenses over the requisite service period.

Recently Enacted Accounting Standards - In September 2006, the Financial Accounting Standards Board issued FASB Statement No. 157, Fair Value Measurements (or SFAS 157), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FSP FAS 157-2 which would delay the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. Effective for 2008, we will adopt SFAS 157 except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. The Company is currently evaluating the potential impact on its financial statements, if any, upon adoption of this standard.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

In June 2007, the Emerging Issues Task Force of the FASB issued EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities”, (“EITF 07-3”) which is effective for fiscal years beginning after December 15, 2007. EITF 07-3 requires that nonrefundable advance payments for future research and development activities be deferred and capitalized. Such amounts will be recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is not expected to have a material impact on our results of operations or financial position.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company believes there will be no material impact on its financial statements upon adoption of this standard.

In December 2007, the Financial Accounting Standards Board issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company believes there will be no material impact on its financial statements upon adoption of this standard. In December 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 110 (“SAB 110”). SAB 110 states that the staff will continue to accept, under certain circumstances, the use of the simplified method for estimating the expected term of “plain vanilla” share options in accordance with SFAS 123(R) beyond December 31, 2007. The Company believes there will be no material impact on its financial statements upon adoption of this standard.

Business Segments – The Company operates in one industry which includes the sale of computer software, hardware and services solely to customers in China; therefore, no business segment information has been presented.

NOTE 3. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	Chinese Yuan (Renminbi)		U.S Dollars
	December 31,		December 31,
	2006	2007	2007
			(Unaudited)
Trade accounts receivable	¥6,562,869	¥21,105,231	$2,893,268
Allowance for doubtful accounts	(2,109,910)	(4,695,898)	(643,750)
Trade accounts receivable, net	¥4,452,959	¥16,409,333	$2,249,518

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

NOTE 4. INVENTORY

Inventory consisted of the following at December 31, 2006 and 2007:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2006	2007	2007
			(Unaudited)
Work in process	¥4,038,375	¥5,658,249	$775,676
Other inventory	82,761	91,702	12,572
Total inventory	¥4,121,136	¥5,749,951	$788,248

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

Motor vehicles	10 Years
Software	5 Years
Communication equipment	5 Years
Office equipment	5 Years
Leasehold improvements - shorter of	3 Years or Lease Term

Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales or retirements are included in the consolidated statements of operations in the year of disposition. Depreciation expense was ¥574,954, ¥679,876 and ¥500,633 ($68,631) for the years ended December 31, 2005, 2006, and 2007, respectively. Property and equipment consisted of the following at December 31, 2006 and 2007:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2006	2007	2007
			(Unaudited)
Motor vehicles	¥290,000	¥352,113	$48,270
Leasehold improvements	433,394	433,394	59,413
Office equipment	4,266,615	5,602,699	768,061
Communication equipment	161,344	232,974	31,938
Software	554,084	635,349	87,099
Total	5,705,437	7,256,529	994,781
Less: Accumulated depreciation	(4,690,856)	(5,191,489)	(711,689)
Property and equipment, net	¥1,014,581	¥2,065,040	$283,092

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

NOTE 6. INTERNALLY GENERATED SOFTWARE

Intangible assets consist of the cost of computer software acquired, which is included in property and equipment, and the cost of computer software internally developed by the Company. The components of intangible assets at December 31, 2006 and 2007:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2006	2007	2007
			(Unaudited)
Internally generated software	¥15,786,995	¥21,736,616	$2,979,823
Purchased software	-	45,279,822	$6,207,306
Less: Accumulated amortization	(8,678,751)	(19,799,245)	(2,714,233)
Intangible assets, net	¥7,108,244	¥47,217,193	$6,472,896

All intangible assets have a useful life of and are amortized over 4.0 years. Amortization expense for the years ended December 31, 2005, 2006 and 2007 was ¥2,305,835, ¥2,727,198, ¥11,120,493 ($1,524,483), respectively. Estimated aggregate amortization expense as of December 31, 2007 for the succeeding five years ending December 31, is as follows:
	Chinese
	Yuan
	(Renminbi)	U.S. Dollars
		(Unaudited)
2008	¥13,554,571	$1,858,165
2009	11,392,895	1,561,826
2010	10,306,837	1,412,941
2011	8,652,473	1,186,148
2012	688,334	94,362
Thereafter	2,622,083	359,455

Research and development costs for the years ended December 31, 2005, 2006 and 2007 were ¥93,814, ¥527,219 and ¥436,923 ($59,897), respectively.

NOTE 7. STOCKHOLDERS’ EQUITY (DEFICIT)

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

Series A Convertible Preferred Stock - At December 31, 2004, there were 4,016,610 shares of Series A convertible preferred stock outstanding. Holders of the Series A convertible preferred stock had the same voting rights as holders of ordinary stock. Series A convertible preferred stock holders are entitled to the number of votes equal to the number of ordinary shares into which such shares of Series A convertible preferred could be converted at the date of record. If no record date exists then the conversion price on the date the vote occurs is used for the calculation. The conversion rate as recalculated based on the terms defined in the Articles of Association at December 31, 2005, including the subsequent reverse stock split, was one share of Series A preferred stock to 0.1439335 shares of ordinary stock, or 578,125 shares.

At any time starting April 20, 2006, any majority holder of Series A convertible preferred stock had the right to require the Company to redeem the Series A convertible preferred stock at a redemption price of ¥7.61 ($0.94) per share plus all declared but unpaid dividends. From the date of issuance in 2001, the redemption amount was ¥30,583,993 ($3,789,744). As a result, the Series A convertible preferred stock was mandatorily redeemable and was classified as a long-term liability upon adopting SFAS No. 150 during 2003. In accordance with EITF D-98, the Company recorded the carrying amount of the redeemable Series A preferred stock at its fair value when it was issued on April 20, 2001. The fair value was determined based upon its redemption value that date and resulted in a charge to accumulated deficit of ¥9,894,407 ($1,226,042) during 2001. There were no changes in the redemption value since the date of issuance.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

Holders of Series A preferred stock were entitled to receive non-cumulative dividends of ¥0.25 ($0.03) per share per annum only if declared by the Board of Directors. No dividends were declared.

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

Ordinary Shares – During October 2006 the Company closed its initial public offering of 1,133,500 ordinary shares at ¥47.27 per share under the terms of the offering and realized gross proceeds of ¥53,581,679 before cash offering costs of ¥8,738,655. In addition, the Company issued the placement agents warrants to purchase 113,350 shares of common stock at ¥56.19 per share for a period of five years. The Company accounted for the warrants as an additional offering cost. On December 21, 2007, warrants to purchase 20,000 ordinary shares were exercised. The Company received ¥1,060,992 proceeds and recorded ¥1,049,852 additional paid-in capital. On October 3, 2007, $5,000,000 of convertible notes were converted into 200,080 ordinary shares at a conversion price of $24.99 per share; the Company recorded ¥37,386,555 additional paid-in capital for this conversion. In connection with the Royalstone acquisition, the Company issued 71,122 ordinary shares on December 31, 2007 as part of the satisfaction of the purchase obligation.

Subscriptions Receivable – Reflected as a reduction to stockholders’ deficit is ¥575,722 ($71,339) due from stockholders related to 921,875 shares of outstanding ordinary stock that were issued to the founding shareholders in November 2000 and April 2001. The shareholders made cash payments during September 2005 of ¥575,722 which paid the subscriptions receivable in full.

Statutory Reserves – According to the Articles of Association, the Company is required to transfer a certain portion of its net profits, as determined under PRC accounting regulations, to both the surplus reserve fund and the public welfare fund. There were no transfers to these reserve funds in 2002 or 2003. In 2004 and 2005, the Company transferred to these funds ¥678,779 and ¥820,539, respectively. There was no change in statutory reserves for the years ended December 31, 2006 and 2007. As of December 31, 2007, the amount comprising the surplus reserve fund was ¥2,056,013; the amount comprising the public welfare fund was ¥1,028,007.

Stock Options – During 2002, the Company granted stock options to purchase 62,499 shares of ordinary shares to employees and directors. The fair value of options granted during 2002, as estimated on the date of grant using the Black-Scholes option pricing model, was ¥2,314,208 ($286,760), which was determined using the following assumptions:

Expected dividend yield	-
Risk-free interest rate	1.72%
Expected volatility	122%
Expected life	10 years
Weighted average fair value per share	¥37

On January 31, 2007, the Company issued employee stock options to purchase 65,875 ordinary shares to its employees and directors with an exercise price of $25.42. On September 17, 2007, the Company issued employee stock options to purchase 65,800 employee stock options with an exercise price of $11.71. The aggregate fair value of the two sets of the employee stock options was ¥17,310,595, computed by using the following assumptions:

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

	Set One	Set Two
Grant date	January 31, 2007	September 17, 2007
Expected dividend yield	0%	0%
Risk-free interest rate	4.82%	4.32%
Expected volatility	75%	75%
Expected life	6.5 years	6.5 years

The value of the options will be recognized over a period of five years. In 2007, the Company recognized ¥2,663,105 of employee stock option expense and recorded the same amount of additional paid-in capital accordingly. None of these options had been exercised by December 31, 2007. The options were not considered in the calculation of diluted earnings per share, because its effect was anti-dilutive.

NOTE 8. ACQUISITIONS

(a) Tangcheng

On January 1, 2007, the Company completed the acquisition of Nanjing Tangcheng Network Technology Development Co. Ltd.(“Tangcheng”) for consideration of ¥3,300,000 in cash. The main purpose of the acquisition is to enable the Company to grow in East China and acquire Tangcheng’s 50 customers. The purchase price was determined based on arms’ length negotiations between the Company and Tangcheng. The acquisition had been accounted for as a purchase business combination and the results of operations of Tangcheng after the acquisition date have been included in the Company’s consolidated financial statements in accordance with SFAS 94. The intangible assets acquired were amortized over four years. The allocation of the purchase price is as follows:

Intangible assets	¥2,562,981
Accounts receivable	737,019
Total	¥3,300,000

(b) Crownhead and Royalstone
On July 31, 2007, the Company completed the acquisition of Crownhead Holdings Ltd. (“Crownhead”) and its subsidiary, Royalstone System Integrated Co., Ltd.(“Royalstone”), a leading retail software and service provider in China, for an aggregate of ¥58,285,976 in cash and ¥21,389,902 in the Company’s ordinary shares contingent upon Crownhead meeting certain earnings targets during the 17 month period from August 1, 2007 to December 31, 2008. The purchase price was determined in arms’ length negotiations between eFture and Crownhead.

The acquisition had been accounted for as a purchase business combination and the results of operations of the acquired company after the acquisition date have been included in the Company’s consolidated financial statements. The allocation of the purchase price is as follows:

Tangible assets acquired	¥4,673,101
Identifiable intangible assets	41,120,000
Goodwill	41,238,397
Liabilities assumed	(2,073,553)
Deferred taxes	(5,282,076)
Total	¥79,675,869

The excess of purchase price over tangible and identifiable intangible assets (mainly trade name, software technologies, non-compete agreements and customer relationship) acquired and liabilities assumed were recorded as goodwill. The acquired identifiable intangible assets were valued by various approaches, including income approach, market approach and replacement cost approach, as appropriate. Identifiable intangible assets were amortized over a weighted average period of four years.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

The outstanding payment obligation from this acquisition was recorded as Royalstone acquisition obligation in the balance sheets. As of December 31, 2007, the Royalstone acquisition obligation contained current portion of ¥16,398,925 and long-term portion of ¥ 6,416,970. At the end of March, 2008, the Company made another payment of ¥9,981,955 in cash and ¥6,416,970 in the Company’s ordinary shares; Royalstone acquisition obligation was reduced to a balance of ¥ 6,416,970.

(c) Healthfield
On August 10, 2007, the Company completed its acquisition of Healthfield Limited(“Healthfield”). The purchase price was determined in arms’ length negotiations between eFture and Healthfield, and would be paid in two payments. The first payment of ¥2,700,000 was made by cash in 2007. The amount of second payment will be determined by 2007 operation result of the acquired company and was not paid as of December 31, 2007. The Company accrued a ¥3,300,000 liability for this contingent payment, which represents the maximum possible payment. Also, the second payment would consist of 64% of cash and 36% of ordinary shares of the Company, which were not considered in the calculation of Earnings per Share because the effect was anti-dilutive. The acquisition had been accounted for as a purchase business combination and the results of operations of Healthfield after the acquisition date have been included in the Company’s consolidated financial statements. The intangible asset acquired will be amortized over a period of four years. The allocation of the purchase price is as follows:

Intangible assets	¥429,000
Goodwill	5,571,000
Total	¥6,000,000

NOTE 9. VARIABLE INTEREST ENTITIES AND OTHER LONG-TERM INVESTMENT

(a) Variable interest entities
FIN 46R “Consolidation of Variable Interest Entities” requires a variable interest entity to be consolidated by a company if that company is the primary beneficiary of that variable interest entity.

To satisfy PRC laws and regulations, the Company conducts its Internet information and certain other businesses in the PRC via its variable interest entities. These variable interest entities are directly owned by certain employees of the Company. Capital for the variable interest entities is funded by the Company through loans provided to those employees, and is initially recorded as loans to related parties. These loans are eliminated for accounting purposes with the capital of variable interest entities during consolidation.

Under contractual agreements with the Company, employees who are shareholders of the variable interest entities are required to transfer their ownership in these entities to the Company, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of the variable interest entities are assigned to the Company, and the Company has the right to designate all directors and senior management personnel of the variable interest entities. Employees who are shareholders of the variable interest entities have pledged their shares in the variable interest entities as collateral for the loans. As of December 31, 2007, the aggregate amount of these loans was ¥4,000,000.

The following is a summary of the variable interest entities of the Company, Biaoshang, as a 51% owned variable interest entity, had been consolidated under FIN 46R , Wangku, as a 20% owned variable interest entity, 20% of the net income had added in the company’s income statement:

a) Biaoshang
Fuji Biaoshang Information Technology, Inc. (“Biaoshang”) was incorporated in the PRC in 2000 and engages in B2B business to connect retailers to their suppliers, enabling them to share information and manage work processes in the PRC on behalf of the Company. The registered capital of Biaoshang is ¥1,000,000.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

In October, 2007, Peter Jiang purchased 100% equity interest in Biaoshang from two employees of the Company at a nominal price of ¥2. Then Peter Jiang sold 51% of the equity interest to Tingchao Zhao at a price of ¥1,000,000. Tingchao Zhao, an employee of the Company, was granted a loan by the Company to complete this purchase. Also, Tingchao Zhao pledged all the equity interest to the Company and gave all his voting rights in Biaoshang to the Company as well. Through a set of the contractual agreements with Tingchao Zhao, the Company controls Biaoshang as its variable interest entity. After the above transactions, the Company held 51% of equity interest in Biaoshang through Tingchao Zhao, while Peter Jiang held the remaining 49%.

Before the acquisition, Biaoshang had net assets of ¥66,368. From January to October, 2007, Biaoshang accrued ¥3,698 of general and administrative expenses and had no other operating activities. After the acquisition, Peter Jiang started working at Biaoshang. The purpose of this acquisition was to acquire Peter Jiang’s customer relationship and contacts as well as software owned by him. Therefore, the Company allocated 97% the purchase price to intangible assets acquired from Peter Jiang and allocated the remaining 3% to the net assets of Biaoshang on the acquisition date. The acquired intangible assets were recorded in Biaoshang’s book as the Company’s contribution and will be amortized over a period of four years. After the acquisition, Biaoshang realized a net loss of ¥253,099 in 2007, which was consolidated into the Company’s statements of operations after the minority interest of ¥32,520.

Pursuant to the equity interest transfer agreement between Peter Jiang and Tingchao Zhao, the Company will have Biaoshang’s 2008 financial statements audited. If the audited net income is equal to or less than ¥ 300,000, Peter Jiang will return ¥400,000 to the Company through Tingchao Zhao; if the audited net income is greater than ¥300,000, the Company will make additional payment for the purchase,

Additional Payment= Audited Net Income*3.33- ¥1,000,000

The additional payment will not exceed ¥3,000,000.

b) Wangku
Wangku Hutong Information Technology, Co. Ltd., (“Wangku”) is a Web enabler of China Yellow Pages and a B2B e-Business service provider. In May, 2007, the Company purchased 20% of Wangku’s equity interest at a price of ¥3,000,000 through Xuejun Zhang, an employee of the Company. The new registered capital of Wangku is ¥4,000,000. The Company accounts for Wangku as a long-term investment under equity method. From June to December 2007, Wangku realized a net income of ¥5,812,118, and the Company recognized investment income ¥1,158,216 in its 2007 statements of operations. On May 14, 2008, the company completed the acquisition of additional 31% stake in Wangku for ¥3,400,000 in cash and ¥3,400,000 in the Company’s ordinary shares.

(b) Other long-term investment
On March 5, 2007, the Company entered into an agreement with three other parties to establish a new company: Beijing Kubang Fuji New Media Technology Limited Company (“Kubang”). Kubang is an advertising company, specializing in new media advertising, customer behavior research and business data mining. The total paid-in capital of Kubang is ¥5,000,000; the Company contributed ¥1,500,000 and so held 30% of the equity interest. Kubang realized a net loss of ¥741,806 in 2007 and the Company recognized an investment loss on Kubang of ¥222,642.

NOTE 10. RELATED PARTY TRANSACTIONS

On August 3, 2007, the Company made an one-year loan of ¥3,000,000 to Wangku in support of its business development. The loan carries an annual interest of 6%. Interest is payable 20 days after each calendar quarter. The loan is due on August 2, 2008.

NOTE 11. INCOME TAXES

To date, the Company has not been subject to any income taxes in the United States or the Cayman Islands. Enterprises with foreign investment and foreign enterprises doing business in the People’s Republic of China (PRC) are generally subject to federal (state) enterprise income tax at a rate of 30% and a local income tax at a rate of 3%; however, due to the Company’s location in a State Standard High Technology Development Zone, the Company was granted a certification of High Technology Enterprise and will be taxed at a 15% federal rate for taxable income generated after 2001 and will be exempt from local tax. In addition, eFuture Beijing is located in the Beijing Zhongguanchun High Technology Development Zone. Therefore, it was exempt from 50% of the federal tax during 2003 through 2005. Since eFuture Beijing has foreign invested capital, it is allowed a deduction for operating loss carry forwards for up to five years.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

On March 16, 2007, the National People’s Congress of China passed the new Enterprise Income Tax Law, (“EIT Law”), and on December 6, 2007, the State Council of China issued the Implementation Regulations for the EIT Law which took effect on January 1, 2008. The EIT Law and Implementation Regulations Rules impose a unified EIT of 25.0% on all domestic-invested enterprises and Foreign Invested Entities, or FIEs, unless they qualify under certain limited exceptions. Therefore, nearly all FIEs are subject to the new tax rate alongside other domestic businesses rather than benefiting from the old FIE tax laws, and its associated preferential tax treatments, beginning January 1, 2008.

Despite these pending changes, the EIT Law gives existing FIEs a five-year grandfather period during which they can continue to enjoy their existing preferential tax treatments. The discontinuation of any such special or preferential tax treatment or other incentives would have an adverse affect on the Company’s business, fiscal condition and current operations in China.

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2005	2006	2007	2007
				(Unaudited)
PRC	¥5,707,988	¥8,396,431	¥19,505,557	$2,673,971
Cayman Islands	(237,725)	(291,705)	(46,986,304)	(6,441,244)
Net income	¥5,470,263	¥8,104,726	¥(27,480,747)	$(3,767,273)

The provision (benefit) from income taxes was as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2005	2006	2007	2007
				(Unaudited)
Current tax before benefit of operating
loss carry forwards	¥1,020,641	¥1,332,590	¥2,761,443	$378,560
Benefit of operating loss carry forwards	(1,020,641)	(1,332,590)	(2,761,443)	(378,560)
Total provision for income taxes	¥-	¥-	¥-	¥-

The reconciliation of income tax (benefit) computed by applying the statutory income tax rate to pre-tax income (loss) to the actual tax (benefit) is as follows:

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2005	2006	2007	2007
				(Unaudited)
Income tax computed at
federal statutory tax rate (30%)	¥1,641,079	¥2,431,418	¥(8,244,223)	$(1,130,181)
Non-deductible expenses	71,318	56,720	14,095,891	1,932,373
Effect of lower actual tax rates	(856,198)	(1,244,069)	(2,925,834)	(401,096)
Valuation allowance	(856,199)	(1,244,069)	(2,925,834)	(401,096)
Total income tax	¥-	¥-	¥-	¥-

The components of the deferred income tax asset were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2006	2007	2007
			(Unaudited)
Net operating loss carry forwards	¥1,038,193	¥86,325	$11,834
Bad debt allowance and write offs	515,056	752,462	103,153
Valuation allowance	(1,553,249)	(838,787)	(114,987)
Net Deferred Tax Asset	¥-	¥-	¥-

At December 31, 2005, the Company had operating loss carry forwards that will expire, if unused, as follows:

Expire
December 31:
2008	690,598
¥690,598

NOTE 12. CONVERTIBLE NOTES PAYABLE

On March 13, 2007, the Company closed a Securities Purchase Agreement with three funds affiliated with two institutional investors, pursuant to which the company raised ¥77,410,000 by issuing $10,000,000 senior convertible notes along with Series A warrants and Series B warrants. In connection with the issuance, the Company incurred ¥11,548,305 loan costs including ¥8,330,570 in cash and ¥3,217,735 of warrants issued to placement agent. Proceeds net of cash loan costs were ¥69,079,430. The Company amortized the loan costs over the period of the convertible notes outstanding.

The convertible notes are due on March 12, 2012 and bear interest per annum as below, payable quarterly:

Period	Interest Rate
March 13, 2007-March 12, 2008	3%
March 13, 2008-March 12, 2009	5%
March 13, 2009-March 12, 2010	7%
March 13, 2010-March 12, 2012	10%

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

The convertible notes are initially convertible into 400,160 ordinary shares of the Company at $24.99 per share. Per the Agreement, the conversion price is subject to reset on July 24, 2008, if the market price of the Company’s common stock is below $19.00 at that day. If so, the maximum number of Ordinary Shares into which the Convertible Notes are convertible, based on a conversion Floor Price of $19.00, is 526,316 Shares.

The Series A warrants are exercisable by the Holder within five years on any day on or after September 9, 2007 for an aggregate of 184,077 Shares, at an initial price of $28.25 per ordinary share, subject to adjustment. Series B warrants are exercisable by the Holder within 1 year on any day on or after September 9, 2007 to purchase an aggregate of 230,097 ordinary shares, with an initial exercise price of $24.99 per Share, subject to adjustment. The Company also issued Placement Agent warrants to 73,291 ordinary shares of the Company, exercisable by the Holder within 1 year on any day on or after September 9, 2007 at an initial price of $24.99, subject to adjustment. The fair value of Series A warrants and Series B warrants was $ 4,291,015 aggregately, and the fair value of Placement Agent warrants was $1,055,823, computed using Black-Scholes option pricing model based upon the following assumptions: future estimated volatility of 86.3%, risk-free interest rate of 4.41% and 4.9%, estimated life of 1.33 and 5 years, respectively, and 0% dividend yield.

Prior to obtaining Shareholder approval, the Selling Shareholders may not convert or exercise (as applicable) their prorated share of convertible notes or Series A warrants in excess of 526,699 ordinary shares, which amount is equal to one ordinary share less than 20% of the outstanding number of ordinary shares prior to the closing of the Securities Purchase Agreement. Further, none of the Series B or Placement Agent warrants may be exercised prior to Shareholder approval. Notwithstanding the foregoing, the company has agreed to register for public resale the shares issued to the recipients in the Private Placement. On June 12, 2007, the Securities and Exchange Commission declared the company's registration statement effective. The Company will not receive any of the proceeds of the sale of the shares by the Selling Shareholders; however, the Company could receive up to $12,781,841 from the exercise by the Selling Shareholders and Placement Agent of all of the Series A, Series B and Placement Agent warrants at their current prices of $28.25, $24.99 and $24.99, respectively.

The proceeds from the issuance of the Securities were allocated between the convertible notes, the Series A warrants and Series B warrants, and the beneficial conversion feature associated with the Convertible Notes, based on the relative fair value of each instrument or feature as follows:

Convertible Notes	¥42,292,138
Series A and B warrants	23,243,099
Beneficial conversion feature	11,874,763
Total proceed	¥77,410,000

The Agreement contained a Make-Whole provision which guarantees the payment of the present value of the interest that, but for the applicable conversion or redemption, would have been paid to the Holder through the maturity date. Therefore, the Company accrued ¥23,106,037 of Make-Whole obligation, which was the present value of the future interest payments. The Company recorded the sum of Make-Whole obligation, allocated value of Series A and Series B warrants and beneficial conversion feature as debt discount:

Make-Whole obligation	¥23,106,037
Series A and B warrants	23,243,099
Beneficial conversion feature	11,874,763
Total debt discount	¥58,223,899

The Company amortized the debt discount over the period of the convertible notes outstanding.

On October 3, 2007, one of the investors converted $5,000,000 of the convertible notes to 200,080 ordinary shares. Pursuant to the terms of the Note, the Company paid ¥10,903,992 under the Make-Whole provision of the Note. In addition to recognizing the Make-Whole obligation payment as interest expense, the Company recognized the remaining unamortized discount relative to the $5,000,000 portion of the Note and the related loan costs as a one-time interest expense.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

NOTE 13. OTHER NOTES PAYABLE AND CONTINGENCIES

Short-term Loan – In February 2005, the Company entered into a short-term loan for ¥2,800,000 which required a guarantor, was due in February 2006 and bore interest at 5.58 percent. The loan was paid in full during January 2006. The Company loaned the unrelated guarantor ¥800,000 under the same terms. The guarantor also paid this loan in full during January 2006.

Operating Lease Agreements – The Company leases offices in Beijing and Shanghai. The amounts of commitments for non-cancelable operating leases in effect at December 31, 2007, were as follows:

	Chinese Yuan
	(Renminbi)	U.S. Dollars
		(Unaudited)
2008	¥2,337,662	$320,465
2009	362,897	$49,749
Total	¥2,700,559	$370,214

The Company incurred rental expense, of ¥2,039,835, ¥1,625,148 and ¥2,207,402 during the years ended December 31, 2005, 2006 and 2007, respectively. All leases agreements are for One year and will be ended in 2009.

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

In the administration of adjudication of civil litigation in the PRC, the people's courts adopt the system whereby a case shall be finally decided after at most two trials, which are called first instance and second instance respectively. This means: (a) Judgments or orders of the first instance shall come from a local people's court, and a party may bring an appeal only once to the people's court at the next higher level; (b)Judgments or orders of the first instance of the local people's courts at various levels become legally effective if, within the prescribed period for appeal, no party makes an appeal; (c)judgments and orders of the court of the second instance, if any, shall be seen as final decisions of the case and cannot be appealed, however, any judgments and orders rendered by the Supreme People's Court as the court of the first instance shall become immediately legally effective. This case is not with the Supreme People's Court.

The Company has accrued ¥665,500 in accrued legal expenses. There might be additional expenses related to this claim but it is impossible for management to forecast all of the possibilities related to this case. The additional expenses that could be incurred include: additional accrued interest expense, execution (of the legally effective legal documents) expenses of the case and accepting fee of People's Court(s).

Management has considered the likely out come of this case based on past experience with similar cases and determined that the total amount of estimated costs should be accrued and expensed as a result of the claim. There could be additional costs related to the case which can not be estimated at this time.

Contingent payments of acquisitions and investments – The Company has contingent payments due under the acquisition of Healthfield and Biaoshang. See Notes 8 and 9.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

NOTE 14. SUBSEQUENT EVENTS

During 2008, warrants issued in the initial public offering during October 2006 (see Note 7) were exercised. Of the original 113,500 warrants issued, 20,000 were exercised on January 2, 2008, 16,675 warrants were exercised on Janauary 4, 2008, 16,675 warrants were exercised on March 19, 2008, and 17,500 warrants were exercised on May 5, 2008.

On April 8 2008, the Company signed an assets purchase agreement to acquire Proadvancer Systems Inc., a leading provider of logistics software and services in Mainland China and Asia., for an aggregate of ¥15,000,000 in cash and ¥15,000,000 in the Company's ordinary shares subject to the satisfaction and attainment of certain post closing operating and financial milestones of Proadvancer at December 31, 2008.  There is an additional contingent payment required  that can be up to ¥ 15,000,000 in cash and ¥ 25,000,000 in the Company's ordinary shares depending upon the revenue in 2008 and 2009. The payments will be paid in U.S. dollars at the rate of ¥7.02 = US$1.00.

On May 14 2008, the company completed the acquisition of additional 31% stake in Wangku for ¥3,400,000 in cash and ¥3,400,000 in the Company’s ordinary shares, as explained in Note 12.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

NOTE 15. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2006	2007	2007
			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	¥33,399,189	¥41,848,057	$5,736,856
Other receivables	-	129,332	17,730
Prepaid expense	325,171	291,784	40,000
Total current assets	33,724,360	42,269,173	5,794,586

Non-current assets
Investment in and receivables due from subsidiaries	30,948,777	51,319,424	7,035,262
Long-term investment	-	4,182,843	573,416
Intangible assets, net of accumulated amortization of ¥ 6,981,305 ($957,051)	-	29,167,695	3,998,532
Goodwill	-	46,438,280	6,366,117
Deferred loan cost	-	4,847,633	664,551
Total non-current assets	30,948,777	135,955,875	18,637,878
Total assets	¥64,673,137	¥178,225,048	$24,432,464

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accrued expense	124,148	-	-
Accrued interest	-	278,420	38,168
Royalstone acquisition obligation, current portion	-	16,398,925	2,248,091
Healthfield acquisition obligation	-	3,300,000	452,389
Make-whole obligation, current portion	-	1,164,116	159,586
Total current liabilities	124,148	21,141,461	2,898,234

Long-term liabilities
Royalstone acquisition obligation, net of current portion	-	6,416,970	879,688
Make-whole obligation, net of current portion	-	9,290,082	1,273,556
12% ¥36,473,000 ($5,000,000) convertible note payable, net of ¥26,053,509 ($3,571,616) of unamortized discount based on an imputed interest rate of 28.9%	-	10,419,491	1,428,384
Deferred Tax	-	5,282,076	724,108
Total long-term liabilities	-	31,408,619	4,305,736

Shareholders' equity
Ordinary shares, $0.0756 U.S. Dollars par value; 6,613,756 shares authorized; 2,633,500 and 2,924,702 shares outstanding, respectively	1,647,781	1,811,589	248,347
Additional paid-in capital	77,726,236	165,678,075	22,712,428
Statutory reserves	3,084,020	3,084,020	422,781
Accumulated foreign currency translation adjustment	(491,079)	-	-
Accumulated deficit	(17,417,969)	(44,898,716)	(6,155,062)
Total shareholders' equity	64,548,989	125,674,968	17,228,494
Total liabilities and shareholders' equity	¥64,673,137	¥178,225,048	$24,432,464

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

Condensed statements of operations

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2005	2006	2007	2007
				(Unaudited)

Operating expenses	¥(983)	¥(401,123)	¥(12,806,499)	$(1,755,613)
Operating loss	(983)	(401,123)	(12,806,499)	(1,755,613)

Equity in profit of subsidiary	5,707,988	8,396,431	19,538,077	2,678,430
Interest income	-	109,418	3,235,834	443,593
Interest expense	(236,742)	-	(818,338)	(112,184)
Interest expense - amortization of discount on notes payable	-	-	(31,320,836)	(4,293,702)
Interest expense - amortization of deferred loan costs	-	-	(6,610,234)	(906,182)
Income on investments	-	-	1,207,627	165,551
Foreign currency exchange loss	-	-	93,622	12,834
Net income (loss)	¥5,470,263	¥8,104,726	¥(27,480,747)	$(3,767,273)

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

Condensed cash flow statements

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2005	2006	2007	2007
				(Unaudited)
Cash flows from operating activities:
Net income (loss)	¥5,470,263	¥8,104,726	¥(27,480,747)	$(3,767,273)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in (profit) loss of subsidiary	(5,707,988)	(8,396,431)	(19,538,077)	(2,678,430)
Amortization of intangible assets	-	-	6,981,305	957,051
Amortization of discount on notes payable	-	-	31,320,836	2,650,271
Amortization of deferred loan costs	-	-	6,610,234	906,182
Investment income	-	-	(1,207,627)	(165,551)
Expenses paid by subsidiary on behalf of parent	(446,035)	(11,433,110)	-	-
Foreign exchange loss	-	-	93,622	12,834
Compensation expense for options issued to employees	-	-	2,663,105	365,079
Interest on notes payable contributed by shareholders	236,742	-	-	-
Changes in assets and liabilities
Other receivables	-	-	26,033	3,569
Accrued interest	-	-	278,420	38,168
Prepaid expenses	-	(330,717)	33,387	4,577
Accrued expenses	454,300	(889,691)	(124,145)	(17,019)
Net cash provided by (used in) operating activities	7,282	(12,945,223)	(343,654)	(1,690,542)

Cash flows from investing activities:
Acuqisition of business	-	-	(42,858,738)	(5,875,402)
Payment on amount due to related company	(575,723)	-	-	-
Investment in consolidated subsidiaries	-	-	(987,937)	(135,434)
Long-term investments	-	-	(2,975,216)	(407,866)
Net cash used in investing activities	(575,723)	-	(46,821,891)	(6,418,702)

Cash flows from financing activities:
Issuance of ordinary shares for cash, net of offering costs paid	-	47,128,495	-	-
Proceeds from exercise of warrants	-	-	1,060,992	145,449
Issuance of convertible notes	-	-	69,079,430	9,469,941
Payment of make-whole obligation		-	(11,988,170)	-
Proceeds from subscription receivable	575,722	-	-	-
Net cash provided by investing activities	575,722	47,128,495	58,152,252	9,615,390

Effect of exchange rate changes on cash	-	(791,476)	(2,537,839)	(347,908)
Net increase in cash	7,281	33,391,796	8,448,868	1,158,238
Cash and cash equivalents at beginning of year	116	7,393	33,399,189	4,578,618
Cash and cash equivalents at end of year	¥7,397	¥33,399,189	¥41,848,057	$5,736,856

Basis of presentation
For the purposes of the presentation of eFuture Cayman’s (the parent) condensed financial information, the parent has recorded its investment in eFuture (Beijing) Royalstone Information Technology, Inc. and Biao Shang Information Technology, Inc. under the equity method of accounting as prescribed in APB opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”.

Since acquiring eFuture (Beijing) Royalstone Information Technology, Inc. in December 2001, the subsidiary incurred losses that exceeded the Company’s investment. The excess losses in excess of the investment have been credited to amounts due from subsidiaries. The profit or loss from the subsidiary is reflected on the condensed statements of operations as “Equity in profit (loss) of subsidiary”.

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information in United States Dollars, as of December 31, 2007, is Unaudited)

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiary, eFuture Beijing, to transfer certain of its net assets to the Company either in the form of dividends, loans, and advances. The amounts restricted include paid-in capital and statutory reserves of eFuture Beijing totaling approximately ¥3,084,020 as of December 31, 2007.