Form 20-F
period 2008-12-31
eFuture Information Technology Inc.
filed 2009-10-13
CIK 1329365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________

For the transition period from __________ to __________

Commission file number: 333-126007

EFUTURE INFORMATION TECHNOLOGY INC.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

eFuture Information Technology Inc. 8F Topnew Tower 15 Guanghua Road Chaoyang District Beijing 100026, People’s Republic of China 86-10-51650988 (Address of principal executive offices)
Troe Wen, Secretary of the Board
Telephone: +(86 10) 5165-0988
Email: wenj@e-future.com.cn
Facsimile: +(86 10) 5293-7688
8F Topnew Tower, 15 Guanghua Road
Chaoyang District
Beijing, 100026, People’s Republic of China

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class Ordinary Shares, par value $0.0756 per share	Name of each exchange on which registered NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2008, there were 3,362,241shares of the registrant’s Ordinary Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.                                                                                                                                                                       Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                                    Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.                                                                                                                                                                     Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).                                                                                                                           Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act). (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

ii

PART I

Unless the context requires otherwise, references in this report to “eFuture,” “the Company,” “we,” “us,” and “our” refer to eFuture Information Technology, Inc. , our wholly-owned subsidiary, eFuture (Beijing) Royalstone Information Technology Inc., and the effectively controlled two variable interest entities (“VIEs”), Beijing Wangku Hutong Information Technology Co., Ltd. (“Wangku”), acquired on May 14, 2008, and Beijing Fuji Biaoshang Information Technology Co., Ltd. (“Biaoshang” or “bFuture”), acquired on October 24, 2007.

Item 1.                 Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                 Key Information

A. Selected Financial Data
	RMB					USD
	For the Year Ended December 31,					For the Year Ended
						December 31,
	2004	2005	2006	2007	2008	2008
				(Restated)
Total Revenues	¥34,703,297	¥39,244,001	¥47,843,530	¥84,920,993	¥139,863,502	$20,500,330
Profit (Loss) From Operations	5,197,762	5,843,028	7,976,967	6,562,255	(10,037,244)	(1,471,197)
Earnings (Loss) From Operations Per Ordinary Share	5.64	4.73	4.72	2.44	(3.12)	(0.46)
Net Income (Loss)	4,525,190	5,470,263	8,104,726	(21,526,314)	(4,478,112)	(656,374)
Basic Earnings (Loss) Per Share	4.91	4.43	4.80	(8.01)	(1.39)	(0.20)
Diluted Earnings (Loss) Per Share	2.90	3.50	4.43	(8.01)	(1.39)	(0.20)

	RMB					USD
	As of December 31,					As of December
						31,
	2004	2005	2006	2007	2008	2008
				(Restated)
Total Assets	¥25,893,808	¥31,657,674	¥83,025,047	¥208,877,159	¥238,862,093	$35,010,933
Total Current Liabilities	(21,981,899)	(19,565,356)	(18,476,058)	(55,815,000)	(93,306,490)	(13,676,290)
Long-term Liabilities	(30,583,993)	-	-	(49,849,390)	(10,800,131)	(1,583,016)
Net Assets	(26,672,084)	12,092,318	64,548,989	103,212,769	134,755,472	19,751,627
Capital Stock	576,817	938,550	1,647,781	1,811,589	2,039,196	298,893
Number of Weighted-average Ordinary Shares	576,817	938,550	1,689,434	2,687,380	3,214,466	3,214,466

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual financial report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual financial report were made at a rate of RMB6.8225 to US$1.00, the noon buying rate in effect as of December 31, 2008. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China (the “PRC”) imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per US Dollar)
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1940	8.0702	8.2765
2006	7.8041	7.9723	7.8041	8.0702
2007	7.2946	7.6072	7.2946	7.8127
2008	6.8225	6.9477	6.7800	7.2946
2009
January	6.8392	6.8360	6.8225	6.8403
February	6.8395	6.8363	6.8241	6.8470
March	6.8329	6.8360	6.8240	6.8438
April	6.8180	6.8305	6.8180	6.8361
May	6.8278	6.8235	6.8176	6.8326
June	6.8302	6.8334	6.8264	6.8331
July	6.8319	6.8317	6.8300	6.8342
August	6.8299	6.8323	6.8299	6.8358
September	6.8262	6.8277	6.8247	6.8303
October (through October 2, 2009)	6.8260	6.8260	6.8260	6.8260

(1) Averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider all of the information in this Annual Report and, in particular, the risks outlined below.

We are currently experiencing a global economic crisis, which could materially and adversely affect our business, financial condition and results of operations.

We are currently experiencing a global economic crisis which affects all areas of business in all the regions we operate in.

Disruptions in orderly financial markets in recent months, resulting from, among other factors, severely diminished liquidity and credit availability plus volatile and declining valuations of securities and other investments have caused business and consumer confidence to ebb, business activities to slow down, and unemployment to increase. These factors along with the interconnectivity and interdependence of international economies have created a global downturn in economic activity.

We are unable to predict how long the economic downturn will last. A continuing economic downturn may adversely affect our business in a number of ways, including:

•
Reduced demand for our products and services.  In a period of economic uncertainty, customers may adopt a strategy of deferring purchases to upgrade existing equipment or deploy new equipment until later periods. In addition, customers who must finance their capital expenditures through various forms of debt may find financing unavailable to them.

•
Increased pricing pressure and lower margins.  Our competitors include a number of enterprises with relatively greater size in terms of revenues, working capital, financial resources and number of employees than we have. If the size of our potential markets contracts due to the global economic downturn, competition for available sales may become more intense, which could require us to offer or accept pricing, payment, or local content terms which are less favorable to remain competitive. In some cases we might be unwilling or unable to compete for business where competitive pressures make a potential opportunity unprofitable to us.

•
Greater difficulty in collecting accounts receivable.  Any sales made to customers whose financial resources may be subject to rapid decline, could expose us to losing sales, delaying revenue recognition or accepting greater collection risks due to credit quality issues.

•
Additional restructuring and impairment charges.  If we are unable to generate the level of revenues, profits, and cash flow contemplated by our business plan, management will be forced to take further action to focus our business activities and align our cost structure with anticipated revenues. These actions, if necessary could result in additional restructuring charges and/or asset impairment charges being recognized in 2009 and beyond.

Our management has determined that we have material weaknesses in our internal controls over financial reporting.

In connection with the preparation of annual report on internal control over financial reporting, our management noted that our company has material weaknesses in our internal controls over financial reporting. Specifically, our management noted material weaknesses in our policies regarding (i) controls over the financial reporting processes, (ii) effective internal audit function, (iii) communication with independent auditors and (iv) monthly and year end closing processes. See “Item 15T.  Controls and Procedures – Management’s Annual Report on Internal Control over Financial Reporting.”

We have taken steps to improve the controls in these areas.  Despite these steps, we may experience reportable conditions and significant deficiencies in the future, which, if not remediated, may render us unable to detect in a timely manner misstatements that could occur in our financial statements in amounts that may be material.

Our customers are Chinese companies engaged in retail and consumer goods industries, and, consequently, our financial performance is dependent upon the economic conditions of these industries.

We have derived most of our revenues to date from software and services to the Chinese retail and consumer goods industries for manufacturers, distributors, logistics player and retailers, and our future growth is critically dependent on increased sales to these particular industries. The success of our customers is intrinsically linked to economic conditions in these industries, which in turn are subject to intense competitive pressures and are affected by overall economic conditions. We believe the license of our software solutions and the purchase of our related services is discretionary and generally involves a significant commitment of capital. As a result, although we believe our products can assist China’s retailers, distributors, wholesalers, and logistics companies in a competitive environment, demand for our products and services could be disproportionately affected by instability or downturns in the retailing, distribution, wholesaling and logistics industries, which may cause customers to exit the industry or delay, cancel or reduce any planned expenditures for information management systems and software products. We have previously experienced this effect in connection with the global financial crises and economic downturn, placed upon China’s retailing industry in recent years. There can be no assurance that we will be able to continue our historical revenue growth or sustain our profitability on a quarterly or annual basis or that our results of operations will not be adversely affected by continuing or future downturns in these industries. Any adverse change in the Chinese retail and consumer goods industries could adversely affect the level of software expenditure by the participants in these industries, which, in turn, could result in a material reduction in our sales.

Although we achieved profitability for the first time in 2004, since our formation we have generated a significant shareholders’ deficit, and we cannot provide any assurance that our recent profitability will continue.

Though we achieved profitability from 2004 to 2006, we had an accumulated deficit of RMB43,422,395 as of December 31, 2008. As of December 31, 2008, our shareholders’ equity was RMB134,755,472. While we have achieved profitability in previous years, there can be no assurance that we will be able to continue our growth or profitability. Indeed, we had a net loss of RMB4,478,112 in the fiscal year ended December 31, 2008.

Our recent service fee revenue growth will require our officers to manage our business efficiently while recruiting a significant number of new employees to assist in further development and implementation of our software.

In 2008, our service fee income increased by 76.4% in comparison to 2007, which was mainly due to our efforts of focusing on services and expanding our direct sales force in key geographic markets. The growth in the size and complexity of our business has placed and is expected to continue to place a significant strain on our management and operations. Continued growth will require us to recruit and hire a substantial number of new employees, including consulting and product development personnel. In particular, our ability to undertake new projects and increase license revenues is substantially dependent on the availability of our consulting personnel to assist in the licensing and implementation of our software solutions. We will not be able to continue to increase our business at historical rates without adding significant numbers of personnel skilled in software implementation and integration. Although we have not incurred significant difficulty in the hiring and training of skilled employees to date, there can be no assurance that we will effectively locate, retain or train additional personnel in the future. If we do not sufficiently increase our integration and implementation workforce over time, we may be required to forego licensing opportunities. Our ability to compete effectively and to manage future growth, if any, also will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis.

We are heavily dependent upon the services of technical and managerial personnel who develop and implement our supply chain management (“SCM”) software, and we may have to actively compete for their services.

We are heavily dependent upon our ability to attract, retain and motivate skilled technical, managerial and consulting personnel, especially highly skilled engineers involved in ongoing product development and consulting personnel. Our ability to install, maintain and enhance our SCM software is substantially dependent upon our ability to locate, hire and train qualified personnel. As SCM concepts have only recently been adopted in China, the number of qualified technical, managerial and consulting personnel is limited. Many of our technical, managerial and consulting personnel possess skills that would be valuable to all companies engaged in software development, and the Chinese software industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. Consequently, we expect that we will have to actively compete with other Chinese software developers for these employees. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our technical, managerial and consulting personnel. Although we have not experienced difficulty locating, hiring, training or retaining our employees to date, there can be no assurance that we will be able to retain our current personnel, or that we will be able to attract and assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the quality of our software products and the effectiveness of installation and training could be materially impaired.

Competition within the Chinese market for our software products is significant.

We believe that while the Chinese market for SCM software is subject to intense competition, the number of significant competitors is relatively limited. According to the International Data Corporation, in 2006, total IT expenditures in China’s retail market were $552 million, and the annual growth rate is projected to be 13.3% from 2006 to 2011. In 2007, total IT expenditures in China’s retail market were $625 million, and we generated approximately $20.5 million in 2008. As such, while we believe that we effectively compete in our market, our competitors occupy a substantial competitive position. There can be no assurance that we will be able to effectively compete in our industry on an ongoing basis.

Our financial performance is dependent upon the sale and implementation of SCM software and related services, a single, concentrated group of products.

We derive all of our revenues from the license and implementation of software applications for the Chinese supply chain industry, an industry that did not effectively exist in China in recent years, and from providing consulting services. The life cycle of our software is difficult to estimate due in large measure to the potential effect of new software, applications and enhancements (including those we introduce) on the maturation in the Chinese retail distribution, wholesaling and logistics industries. To the extent we are unable to continually improve our SCM software to address the changing needs of the Chinese supply chain front market, we may experience a significant decline in the demand for our programs. In such a scenario, our revenues may significantly decline.

The market for SCM software is intensely competitive.

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

Our financial performance is directly related to our ability to adapt to technological change and evolving standards when developing and improving our SCM software products.

The software development industry is subject to rapid technological change, changing customer requirements, frequent new product introductions and evolving industry standards that may render existing software obsolete. In addition, as the Chinese economy has only recently begun to incorporate various Western economic factors, the concept of SCM has only recently been adopted by Chinese businesses. As a result, our position in the Chinese SCM software industry could erode to the extent Chinese businesses embrace different technology than we implement.  The life cycles of our software are difficult to estimate. Our software products must keep pace with technological developments, conform to evolving industry standards and address the increasingly sophisticated needs of Chinese retailers, wholesalers, distributors and logistics companies. In particular, we believe that we must continue to respond quickly to users’ needs for broad functionality. While we attempt to upgrade our software every one to two years, we cannot guarantee that our software will continue to enjoy market acceptance. To the extent we are unable to develop and introduce products in a timely manner, we believe that participants in the Chinese supply chain will obtain products from our competitors promptly and our sales will correspondingly suffer. In addition, we strive to achieve compatibility between our products and retailing systems platforms that we believe are or will become popular and widely adopted. We invest substantial resources in development efforts aimed at achieving this compatibility. If we fail to anticipate or respond adequately to technology or market developments, we could incur a loss of competitiveness or revenue.

We are substantially dependent upon our key personnel, particularly Adam Yan, our Chairman and Chief Executive Officer.

Our performance is substantially dependent on the performance of our executive officers and key employees. In particular, the services of:

•	Adam Yan, our Chairman and Chief Executive Officer;
•	Deliang Tong, our Chief Operating Officer;
•	Qicheng Yang, our Technology Officer;
•	Hongjun Zou, our Chief Innovation Officer;
•	Ping Yu, our Chief Financial Officer;
•	Tony Zhao, our Chief Strategy Officer,and
•	James Mu, our Chief Marketing Officer.

would be difficult to replace. We do not have in place “key person” life insurance policies on any of our employees. The loss of the services of any of our executive officers or other key employees could substantially impair our ability to successfully implement our existing SCM software and develop new programs and enhancements.

As a software-oriented business, our ability to operate profitably is directly related to our ability to develop and protect our proprietary technology.

We rely on a combination of trademark, trade secret, nondisclosure and copyright law to protect our SCM software, which may afford only limited protection. Although the Chinese government has issued us 68 copyrights on our software, we cannot guarantee that competitors will be unable to develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties, including customers, may attempt to reverse engineer or copy aspects of our software products or to obtain and use information that we regard proprietary. Although we are currently unaware of any unauthorized use of our technology, in the future, we cannot guarantee that others will not use our technology without proper authorization.

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

In the future, we may receive notices claiming that we are infringing the proprietary rights of third parties. While we believe that we do not infringe and have not infringed upon the rights of others, we cannot guarantee that we will not become the subject of infringement claims or legal proceedings by third parties with respect to our current programs or future software developments. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any such claims could be time consuming, result in costly litigation, cause product shipment delays or force us to enter into royalty or license agreements rather than dispute the merits of such claims, thereby impairing our financial performance by requiring us to pay additional royalties and/or license fees to third parties. We have never lost an infringement claim since our formation.

Our SCM software may contain integration challenges, design defects or software errors that could be difficult to detect and correct.

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

We may not pay dividends.

We have not previously paid any cash dividends nor do we anticipate paying any dividends on our ordinary shares. Although we achieved profitability for the first time in 2004, we cannot assure you that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Indeed, we had net losses of RMB21,526,314 and RMB4,478,112 in the fiscal years ended December 31, 2007 and 2008, respectively. Furthermore, there is no assurance our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. Under Cayman law, we may only pay dividends from profits or credit from the share premium account (the amount paid over par value, which is $0.0756), and we must be solvent before and after the dividend payment. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating wholly- and partially-owned subsidiaries.

A slowdown in the Chinese economy may slow down our growth and profitability.

The Chinese economy has grown at an approximately 9 percent rate for more than 25 years, making it the fastest growing major economy in recorded history. Much of this growth has occurred in our customers’ industries. For example:

•	China’s economy grew by 9% in 2008;
•	retail sales in China increased 21.6% in 2008;
•	China’s software industry reached RMB580 billion in sales in 2007, an increase of 20% over 2006.

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

The calculation of the value of our assets is based, in part, on the then market value of our ordinary shares, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. We cannot assure you that we will not be a PFIC for any taxable year.

SARS
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

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties that could limit our PRC subsidiaries’ ability to distribute dividends and/or pursue any acquisition strategy that we may implement in the future.

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

We completed the formation of our offshore holding company structure prior to the implementation of the new regulation. Further, given that these new regulations are not retroactive in nature, we were not required to seek and obtain governmental approval to complete our initial public offering.

Our subsidiaries are subject to restrictions on paying dividends and making other payments to us.

We are a holding company incorporated in the Cayman Islands and do not have any assets or conduct any business operations other than our investment in eFuture Beijing, and two effectively controlled variable interest entities VIEs, Wangku and Biaoshang. As a result of our holding company structure, we rely entirely on the dividends payments from our subsidiaries. However, PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries may also be required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if our subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through these arrangements, we may be unable to pay dividends on our ordinary shares.

Governmental control of currency conversion may affect the value of our ordinary shares.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our income is derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where Renminbi are to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Fluctuation in the value of the Renminbi may have a material adverse effect on the value of our ordinary shares.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. We rely entirely on dividends and other fees paid to us by our subsidiaries in China. Any significant revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into Renminbi, as the Renminbi is our reporting currency.

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

If PRC law were to phase out the preferential tax benefits currently being extended to qualified “High and New Technology Enterprises”, we would have to pay more taxes, which could have a material and adverse effect on our financial condition and results of operations.

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008 and has replaced the previous separate income tax laws for domestic enterprises and FIEs by adopting an unified 25% enterprise income tax rate applicable to all resident enterprises in China, including FIEs and foreign enterprises operating in the PRC, except for certain entities that are eligible to tax holidays and entities enjoying tax holidays under the Previous IT Law grandfathered by the New EIT Law. In accordance with the implementation rules of the New EIT Law, a qualified “High and New Technology Enterprise” under the New EIT Law will be granted the preferential tax rate of 15%. eFuture Beijing is recognized as “High and New Technology Enterprise” under the New EIT Law by relevant authorities effective from fiscal year 2008. Therefore, eFuture Beijing enjoys the reduced EIT rate of 15% in 2008.  Biaoshang and Wangku are not so certified and as a result were subject to the unified 25% tax rate in 2008.

Furthermore, we may apply for a refund of the 5% business tax levied on our total revenues derived from our technology consulting services. If the PRC law were to phase out preferential tax benefits currently granted to “new or high-technology enterprises” or if we ceased to qualify as such, we would be subject to the standard statutory tax rate, which currently is 25%, and we would be unable to obtain business tax refunds for our provision of technology consulting services.

China’s legal system embodies uncertainties that could adversely affect our ability to engage in the development and integration of the SCM software.

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

We are a Cayman Islands exempt company, and our corporate affairs are governed by our Memorandum and Articles of Association and by the Cayman Islands Companies Law (2007 Revision) and other applicable Cayman Islands laws. Certain of our directors and officers reside outside of the United States. In addition, the Company’s assets are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon our directors or officers and our subsidiaries, or enforce against any of them court judgments obtained in United States courts, including judgments relating to United States federal securities laws. In addition, there is uncertainty as to whether the courts of the Cayman Islands and of other offshore jurisdictions would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or other offshore jurisdictions predicated upon the securities laws of the United States or any state thereof. Furthermore, because the majority of our assets are located in China, it would also be extremely difficult to access those assets to satisfy an award entered against us in United States court.

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

We were established as an offshore company incorporated in the Cayman Islands on November 2, 2000. eFuture (Beijing) Tornado Information Technology Inc. (“eFuture Tornado”), established as a domestic Chinese company in April 2000 in an effort to maintain intellectual property, has previously and will continue to conduct all of our software development operations as our wholly-owned subsidiary within China.

On October 31, 2006, we listed on the NASDAQ Capital Market under the symbol “EFUT.”

On August 28, 2007, following the successful acquisition of Guangzhou Royalstone System Integration Co. Ltd., eFuture Tornado was renamed “eFuture (Beijing) Royalstone Information Technology Inc.” (“eFuture Royalstone” or “eFuture Beijing”).

With the approval of our shareholders, we changed our name from “e-Future Information Technology Inc.” to “eFuture Information Technology Inc.” in 2008.

Our acquisition of Proadvancer in April 2008 has enhanced our core business and enabled market leadership and significant share gains in China’s logistics market; a majority stake in Beijing Fuji Biaoshang Information Technology Inc. in 2007 and the effectively controlled 51% of the ownership in Beijing Wangku Hutong Information Technology Co., Ltd. in 2007 and 2008, respectively, further bolstered our eService strategy.

Our principal executive offices and headquarters in Beijing moved to the central business district in May of 2009, which is located at 8/F Topnew Tower, 15 Guanghua Road, Chaoyang Distinct, Beijing 100026, China. Our telephone number is +86 10 5293 7699, and our fax number is +86 10 5293 7688. Our previous address was No. 10, BUT Software Park, No.1 Disheng North Street, BDA, Beijing 100176, China.

OUR MARKET

China’s population of approximately 1.3 billion people is expected to grow by roughly 15 million people per year. The country’s gross domestic product grew at a rate of approximately 9% for more than 25 years, making it the fastest growing major economy in recorded history. In the same 25 year period, China moved more than 300 million people out of poverty and quadrupled the average Chinese person’s income.

The strength of China’s economy and rapid increases in personal wealth have significantly grown China’s consumer goods market, as the spending power and aspirations of consumers rise. In response, industries are consolidating and leading retailers are penetrating second-tier and even some third-tier Chinese cities. We believe that the need to modernize China’s supply chain infrastructure is increasing at a dramatic rate. The appearance of modern retailers in China is also generating demand for more efficient and reliable systems and services.

According to data from the National Bureau of Statistics of China, in 2008, total retail sales of consumer goods reached RMB10.8 trillion, up by 21.6% over the previous year. An analysis on different regions showed that retail sales of consumer goods in cities reached RMB7.4 trillion, an increase of 22.1%, and retail sales of consumer goods in regions at and below county level was RMB3.5 trillion, an increase of 20.7%.

China’s logistics industry realized RMB2 trillion (US$291.9 billion) in added value last year, up 15.4% from 2007, according to the National Development and Reform Commission (“NDRC”). The growth, however, was 4.5 percentage points lower than 2007 growth. The NDRC attributed the lower growth rate to the severe snowstorm at the beginning of 2008, the May 12 earthquake in Sichuan province and the adverse impacts of the global financial crisis. The added value accounted for 16.5% of the total added value for the service industry at large, down 0.1 percentage point year-on-year. Industry business volume rose 19.5% year-on-year to RMB89.9 trillion. The growth rate was 6.7 percentage points lower than the 2007 level. Logistics sector expenditures reached RMB5.5 trillion nationwide in 2007, up 16.2%. The growth rate was 4.4 percentage points lower from the prior year.

Participants including manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain market are currently facing intensifying competition, fluctuating demand, evolving retail channels and increasing globalization. Sales are pressured, margins are compressed through intensified competition and most companies are trying to achieve improved results with fewer people. As a result, small and large Chinese companies are increasingly seeking technology solutions to better manage their increasingly complex businesses, improve their operating efficiencies and financial performance, and strengthen their relationships with customers and suppliers. Although Chinese businesses traditionally have low technology adoption rates, we believe that China’s rapid economic development will require Chinese companies to look to source ready-made solutions for SCM.

IT Market Expenditures

According to the International Data Corporation (the “IDC Report”), total expenditures on software and services in China’s retail industry are expected to reach RMB2.6 billion (US$320.5 million) by 2011.

●	Software expenditure In China’s retail industry
•	In 2006, total software expenditure in China’s retail industry was RMB550 million (US$68.3 million).
•	By 2011, total software expenditure is expected to increase to RMB1.11 billion (US$137.9 million).
•	This would be equal to annual growth of 15.1% from 2006 to 2011.

●	Services expenditure in China’s retail industry
•	In 2006, total services expenditure in China’s retail industry was RMB630 million (US$79 million).
•	By 2011, total services expenditure is expected to increase to RMB1.46 billion (US$182.6 million).
•	This would be equal to annual growth of 18.2% from 2006 to 2011.

●	In 2006, total IT expenditures in China’s retail market were $552 million; and
●	By 2011, total IT expenditures are expected to increase to $1.03 billion.
●	This level of projected growth, if achieved, would be equal to annual growth of 13.3% from 2006 to 2011.

The Chinese supply chain software and services market continues to demonstrate strong growth potential, and is projected to achieve growth of 22.5% in 2009 and 19.2% in 2010, according to Gartner Inc.’s “Forecast: Retail IT Spending, Worldwide, 2006-2012, 1Q09Update.”

eFuture Market Position

We have built our leading market position of approximately 8% by focusing on the retail industry and consumer goods market as China increases expenditures on software and services. Our goal is to increase our market share to 18-20% from 8% within three years.

We encounter competitive products from a variety of vendors. We believe that while our markets are still subject to intense competition, the number of significant competitors for business in China is relatively limited. We believe the principal competitive factors in our markets are:

●	cultural differences;
●	feature and functionality of products;
●	product reputation;
●	quality of reference accounts;
●	vendor viability;
●	retail and demand chain industry expertise;
●	total solution cost;
●	technology platform; and
●	quality of customer support.

B.           Business Overview

General

We are a leading provider of software and services in China’s rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries.

eFuture currently serves more than 15 Fortune 500 companies, 1,000 retailers and 5,000 suppliers operating in China. eFuture is one of IBM’s premier business partners in Asia Pacific and a strategic partner of Oracle, Microsoft, JDA, Motorola and Samsung Network in China. eFuture has more than 600 employees and 20 branch offices across China.

Mission and Strategy

Mission

eFuture's mission is to provide our clients with a sustained competitive advantage by improving the DNA of the supply chain. It is our goal to be a leading provider of software and services and an industry integrator in China’s rapidly growing retail and consumer goods industries.

To pursue this goal, we are solidifying our core enterprise software business and forging into the new frontier of eService.

Growth Strategy

As a leading provider of software solutions and services in the retail and consumer goods industries in China, we have the following three growth strategies consisting of multiple organic and non-organic growth drivers:

●
Organic Growth – Software Business - We aim to drive the long-term organic growth and profitability of our core software solutions business and related value added services by expanding our geographic coverage, including growth into second and third tier, cities.

●
Organic Growth – eServices - We plan to grow our eService business through organic expansion, which includes our business-to-business (“B2B”), Software-as-a-Service (“SaaS”) and transaction plus one day supply chain financing (“T+1 SCF”) service.  This is a key growth engine for the company and an area where we have made good progress by leveraging existing retailer relationships and resources.

●
M&A – We aim to expand our business through our merger and acquisition strategy of targeted “fill-in” acquisitions.  Our strategy is to actively pursue various M&A opportunities that complement organic growth by focusing on targets that will help us to achieve the following goals:

●
Diversify our product offering - Independent Software Vendors (“ISV”) with offerings complementary to our solutions, which focus on industries including fashion, auto, consumer electronics, drugstores and fast-moving consumer goods.

●	Broaden our regional coverage - ISVs with extensive coverage in South, East, and North China.
●	Penetrate the small and medium businesses (“SMB”) market - Companies with standardized, scalable product offerings that facilitate penetration into SMBs in second and third tier cities in China.
●	Create additional recurring revenue streams - Companies with products and services delivering a stable and recurring revenue stream and which provide potential for growth

Our Business

Our businesses include our software business and our eService business.

Our software business is our core business, and includes our software solutions and related value-added services. This business provides front-end SCM software solutions and related value-added services to companies in the retail and consumer goods industries to help them cut costs and increase efficiency.  Our software solutions, which optimize business processes, can be further divided into three segments, which include our foundation solutions, collaborative solutions and intelligent solutions. Our software solutions are enhanced and supported by our software related value-added services which includes recurring support services on existing software installations, delivery services, consulting services and outsourcing services.

Our eService business is a fast growing business, and includes B2B services, SaaS which includes SCM solutions and business to consumer (“B2C”) store solutions, and T+1 SCF services.

By solidifying our core software business, growing value-added service revenues, and strengthening our eService offerings and capabilities, we have established a diverse platform which we believe will allow us to further expand our market share and generate consistent revenue in the coming years.

After being listed for more than two years, we have achieved consistent organic growth and expansion through mergers and acquisitions. We believe some of the key factors which will support our continued growth include:

●	Robust China macroeconomic environment and strong growth catalysts in the retail and consumer goods industries;
●	Strong recognition of the eFuture brand among prominent international and local clients;
●	Our leading market position and nationwide network;
●	Disciplined expansion of our core software business and leveraging of our large retail install base to expand into eServices; and
●	Track record of consistent top-line growth.

The market in China for our products and services is driven by robust growth catalysts. Our brand is well known among prominent international and local clients, including 15 Fortune 500 companies. We have a leading market share of 8% and are one of the only nationwide software and service vendors of our kind. At the same time, we are expanding from our core competency of SCM software into B2B services and SaaS by leveraging the resources of our large install-base of retail clients. We believe we are well positioned to extend our track record of growth throughout 2009.

SOFTWARE BUSINESS

Software solutions

Our software solutions are specifically designed to optimize demand processes from factory to consumer, and to address SCM, business processes, decision support, inventory optimization, collaborative planning and forecasting requirements. Our software solutions integrate industry know-how with predictive information technologies, consulting services and best practices to help our clients create, manage and fulfill customer demand.

Our solutions can be deployed individually to meet specific needs, or as part of a scalable and fully-integrated, end-to-end solution. Our software solutions consist of three independently deployable groups of products: Foundation Solutions, Collaborative Solutions and Intelligent Solutions, which range from internal and external collaborative process management to sophisticated business analysis.

Our Foundation Solutions are used to meet client needs for services such as retail management, point of sale (“POS”), distribution management, logistics management, warehouse management, vendor payment and control and loyalty card management. Our clients use several of our Foundation Solutions, depending on the type of customer and needs.

Our Collaborative Solutions are used to meet client needs for services such as visual SCM and visual process management systems. Our clients use a variety of our Collaborative Solutions, depending on the type of customer and needs.

Our Intelligent Solutions are used to meet client needs for services such as business intelligence, brand analysis, supplier relationship management and customer relationship management systems.

Related value-added Services

Our software related value-added services business includes recurring support services on existing software installations, delivery services, consulting services and outsourcing services.

Support Services are provided following the installation of our software solutions, as clients will typically require ongoing maintenance support and software upgrades to ensure the efficient operation of their system. These services are designed to assist our customers with integration issues and to answer questions that may arise.

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

Software upgrades are dependent upon the customer and the type of software program and are developed on approximately 1-2 year cycles. Smaller customers or projects are updated on a two year cycle; medium sized customers and projects are updated on an 18-month cycle; and larger customers and projects are updated on a yearly cycle. We do not offer these upgrades as part of our initial license arrangement. Rather, customers must pay for each upgrade that they opt to install on their systems. Each upgrade is delivered through the download of service packs.

Delivery Services are provided to customers to assist in planning and executing their projects throughout the process. We typically provide the following services at different stages in the management of a project, as illustrated below:

Consulting Services are provided by our consulting services group which consists of business consultants, systems analysts and technical personnel with extensive retail, manufacturing, and wholesale industry experience. The consulting services group assists our customers in all phases of systems implementation that exceed the limited services we provide under our maintenance arrangements, including systems planning and design, customer-specific configuration of application modules, and on-site implementation or conversion from existing systems. We also offer a variety of post-implementation consulting services designed to maximize our customers’ return on software investment, which include enhanced utilization reviews and business process optimization.

Outsourcing Services include, but are not limited to, data center management. Flexible by design to meet our clients’ changing requirements, eFuture outsourcing services can manage all or parts of our clients’ non-core business processes or technology operations, from selective outsourcing to full-scope system and network outsourcing and data center management. eFuture teams manage and operate client internal business processes. Leveraging technology and our industry and process expertise, we provide design, development, implementation, operation, and continuous improvement of both IT and business functions. Our call center, based in Wuhan and also referred to as our help desk department, provides a single point of contact to receive and manage all customers’ requests (problem notification, information request, service request) across the entire range of services provided.

eSERVICE BUSINESS

Our eServices business includes B2B services, SaaS which includes SCM solutions and B2C store solutions, and T+1 SCF services.

B2B services Business (Wangku www.99114.com and www.Jindian.com.cn)

In May 2008, we effectively controlled 51% of the ownership in Wangku, a leading B2B service provider in China with a focus on the retail and fast-moving consumer goods industries. In the fourth quarter of 2008, we focused on establishing more robust sales capabilities and practices at Wangku, to speed up the pipeline and convert more prospects into deals. While we have not yet generated material results, we are pleased with the progress we have made in the first half of 2009.

The goal of our B2B services is two-fold:

●	First, we aim to help local and overseas suppliers enter into nationwide stores in China through Wangku’s service at www.99114.com; and
●
Second, we act as a bridge between potential suppliers and retailers to help efficiently exchange new product supply and demand information via China Jindian’s service (“jindian” means “enter store” in Mandarin) at www.jindian.com.cn.

SaaS Business (www.bFuture.com.cn)

We placed our focus in 2008 on enhancing our SaaS-based applications allowing us to be a fully integrated software application company. A SaaS-based application allows us to obtain revenue by not only selling our software but also by selling a corresponding service agreement which brings in a consistent revenue stream.

●
SaaS is a model of software delivery where the software company provides maintenance, daily technical operation, and support for the software provided to their clients. SaaS is a model of software delivery rather than a market segment; software can be delivered using this method to any market segment including home consumers, small businesses, as well as medium and large businesses.

●	We will focus on using this method to deliver software to SMBs in China, especially in SCM, CRM, B2C store, and POS for mini store.

Given the current macroeconomic pressures businesses are facing, the minimum upfront costs of our SaaS offering provide an ideal solution for retail customers looking to utilize eFuture’s services.

SCM SaaS

We co-developed a SCM SaaS service with IBM Research Lab and IBM Global Service team in October of 2007. We control 51% of the ownership in Beijing Fuji Biaoshang Information Technology Inc. (“bFuture”) by VIE.

In March 2008, eFuture and IBM entered into a strategic partnership to launch this SaaS platform (bFuture, www.bfuture.com.cn) for the retail distribution industry in China. Wangfujing Department Store Group, one of the largest department stores in China, became the first to use this online SCM platform. Thus far, this initiative has brought 4,000 of Wangfujing Group’s 15,000 suppliers onto the platform, allowing them to exchange business information, arrange payments online and access purchase orders, returns, payment status, inventory levels and analysis of sales data. In addition, two new retailers have deployed this software package as well.

SaaS B2C Store

In addition, we deployed our SaaS B2C stores, a web-based store for retailers and a new element of our SaaS strategy, to five department stores.  While still in its infancy, we believe this service has strong long-term growth potential. As a result, at the end of 2008, our bFuture SaaS-B2C database currently holds over 70,000 items and receives over 300 orders each day, with over 2,000 suppliers offering merchandise through these online stores.

In 2009, we plan to roll out our SCM and B2C eShopping SaaS service based on our over 1,000 clients.  We hope to expand our SaaS customer base by bundling the service with our POS-ERP software, and we expect to move our current install base of 1,000 retailers over to the platform.  The service is free for retailers and will allow customers to efficiently exchange a full range of data with their suppliers that are within the network.

T+1 SCF Service (www.bFuture.com.cn)

In June, 2009, we announced the successful launch of a pilot T+1 SCF program through our subsidiary bFuture.  The goal of this innovative program is to shorten the payment cycle between retailers and their small- to medium-sized suppliers by providing short term loans through participating banks to retailers with good credit.  With the loans, the retailers will be able to shorten the accounts payable cycle to their suppliers by the following day after the transaction, hence the moniker “T+1 SCF” service.

bFuture will provide software and service for retailer and their small-to-medium-sized suppliers to execute the program with banks, and charge software and service fee on the program implementation.

This service is a perfect complement to bFuture’s existing suite of SaaS services geared towards facilitating the flow of goods and services in a cost and time efficient manner.

SALES AND MARKETING

In 2008, eFuture classified its software clients into seven categories in order to better service the various markets and to enhance customer satisfaction.  The new major categories are as follows:

●	Department Store and Shopping Mall
●	Grocery and Supermarket
●	Specialty Retail
●	Fast-Moving Consumer Goods
●	Logistics
●	Small-to-Medium Business
●	Key Accounts

Marketing Initiatives

To further leverage the success of our ongoing marketing initiative in mega cities and tier-one cities and our strategy to become the partner of choice for global companies in China, we have invested approximately RMB7.5 million in a new marketing initiative plan.  The aim of the plan is to expand our geographic coverage by deepening our penetration in China’s second and third tier cities, while providing seamless support for our global and top accounts as we look to expand into these regions in China.

As part of the plan, we established a new specialized marketing team with approximately 50 staff distributed across China in order to bolster sales in all the key markets in China. This group has been dedicated to further speed up the sales cycle from pre-pipeline to pipeline to order, with an aim to dramatically increase eFuture’s market share in China’s retail and consumer goods industries.

Furthermore, we recently announced the appointment of a new Chief Marketing Officer, Mr. James Mu, who brings over twenty years of experience in the retail and consumer goods industries.  Mr. Mu will be responsible for overall marketing strategy and brand building initiatives.  In addition, he will be in charge of the re-organization and integration of our marketing and promotional materials and tools, with the goal of streamlining and strengthening our marketing initiatives.

Finally, we have established dedicated accounts sales teams with extensive sector experience within each of eFuture’s clients categories to provide specialized support in generating new business for each industry that the Company services.

Geographical Coverage

To date, we have provided our products and services to businesses located throughout China, as indicated on the map below:

Our Ecosystem

eFuture partners with leading global companies like IBM, Oracle, Microsoft and JDA to co-develop software and implement partners’ solutions locally.

We are one of IBM's Premier Business Partners in Asia-Pacific, and our bFuture SaaS platform was co-developed with IBM and runs on IBM hardware and middleware.

As of the date of this annual report, we have entered into the following agreements with larger organizations to obtain business opportunities:

●
In 2004, we entered into a Memorandum of Understanding with IBM China Company Limited whereby we agreed to collaborate with IBM China on the development of a business proved retail solution proof of concept. Upon the development of a proof of concept, we will negotiate with IBM China to determine an acceptable agreement relating to such development.

●
In 2005, we entered into an ISV Advantage Agreement with IBM Technology Engineering (Shanghai) Co., Ltd. pursuant to which IBM agreed to provide us with technical assistance related to our developments based upon IBM middleware. In connection with this relationship, IBM Technology Engineering agreed to Market our business affiliation into IBM.

●
In 2005, we began collaborating with IBM China Research Lab with the goal of combining IBM’s integrated infrastructure and platforms with eFuture’s expertise and best practices in SCM software and service.

●
In 2007, IBM awarded us its Solution Developer Partnership Award - Asian Pacific Region. We have partnered with IBM to provide customer management systems and integrated retail supply chain software systems throughout China.

●
In 2007, we entered into a Value Added Systems Integrator (“VASI”) Agreement with JDA® Software Group, Inc. (NASDAQ: JDAS) pursuant to which we will aim to integrate people, processes and technology to provide local retailers with proven, robust solutions at an affordable price.

●
In 2007, we entered into an Independent Software Vendor Agreement with Motorola (China) Electronics Ltd., a subsidiary of Motorola, Inc. (NYSE: MOT) pursuant to which we will aim to integrate people, processes and technology to provide local retailers with proven, robust mobile solutions at an affordable price.

●
In 2007, we entered into an Independent Software Vendor Agreement with Samsung Network China, Inc. pursuant to which we will aim to integrate people, processes and technology to provide local retailers with proven, robust mobile point of sales solutions at an affordable price.

●
In 2008, we expanded our collaboration with IBM to launch a SaaS solution for the retail distribution industry in China. By combining IBM’s integrated infrastructure and platforms with our expertise and best practices in SCM software and service, we are confident that our partnership will allow us to offer first-rate solutions and services for upscale retailers in China’s consumer goods and retail industry.

Our Key Clients

We provide software solutions and service to all participants in China’s front-end supply chain market from factory to consumer. These customers include manufacturers, distributors, wholesalers, logistics companies and retailers throughout China.

We currently serve over 1,000 retailers and over 5,000 suppliers and manufacturers operating in China, including 34 of the top 100 retailers and 15 Fortune 500 companies that do business in China including Procter & Gamble, Kimberly-Clark, the Chang’an Motors and Ford Motors joint venture, B&Q-Kingfisher China, GUCCI China, L’oreal China, JUSCO Guangzhou China, PARKSON China, SOGO China and Mickey’s Space stores (Disney franchises). Leading local companies include China Resources Vangard, BELLE, Shanghai Lianhua, Nanjing Suning, Wuhan Zhongbai, Wuhan Wushang Group, Hubei Bubugao, Fujian Yonghui and China Duty-Free Stores.

Currently, our software solutions are utilized:

●	in all provinces in China except Taiwan and Macau;
●	in more than 200 cities;
●	by more than 6,000 clients, including over 1,000 retailers who use over 900,000 suppliers, and over 5,000 suppliers which include distributors and manufacturers;
●	by more than 50 companies listed on public markets in Shanghai, Shenzhen, Hong Kong or Singapore;
●	by over 10 foreign-owned enterprises;
●	by more than 12,000 multi-format stores at more than 130,000 retailing points-of-sale;
●	by over 34 of the top 100 retailers and 21 of the 60 largest retailers in China;
●	at more than 5,000 distribution nodes.

Our Competitive Landscape

A few of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical, marketing and other resources than we do, which could provide them with a significant competitive advantage over us. In addition, we could face competition from large, multi-industry technology companies that have historically not offered an enterprise solution set to the Chinese supply chain market. Further, the enterprise software market is consolidating, and this may result in larger, new competitors with greater financial, technical and marketing resources than we possess. Such a consolidation trend could negatively impact our business. We cannot guarantee that we will be able to compete successfully against our current or future competitors in the SCM software and service industry, or that competition will not have a material adverse effect on our business, operating results and financial condition.

The front-end supply chain market is segmented into multiple tiers and we have a leading market share in China’s front-end SCM market in retail and consumer goods industries.

Tier 1 Market. We consider the Tier 1 Market to include global accounts and the top local 30 retailers operating in China. Our global peers, such as SAP, Oracle, JDA, Manhattan Associates, RedPrairie and Retalix are very active and aggressive in this market. Our strategy is to provide “global solution and local service” by collaborating with competitors, such as JDA, the world’s leading supply chain solutions provider. We help them to roll out category management solutions in China. Oracle has acquired many retail-related software companies, such as Retek, Commerce360, and ProfitLogic. NEC China closed an acquisition of a local peer in 2007.

Tier 2 Market. We consider the Tier 2 Market to include the top 100 retailers and top 100 regional retailers in China outside the Tier 1 Market. We are very competitive in this market. We won 34 clients among China’s top 100 retailers. We plan to increase our earning power in this market by continuing to streamline our infrastructure, increase our efficiency in R&D investment, and improve employee productivity, while reducing our operating expenses.

Tier 3 Market and Others. We consider the Tier 3 Market to be all customers outside the Tier 2 Market. Our peers are local, and include over 150 ISVs, companies which deliver our solutions to small to medium clients. These ISVs are very competitive in one area or one segment of the market, such as drugstores or the fashion industry. There is increasing pricing pressure in this tier. We will focus on building a market presence in the Tier 3 Market by developing robust solutions and engaging in strategic acquisitions as appropriate opportunities arise.

Competition in the Software Consulting Industry. To date, our consulting services have been rendered solely in connection with the implementation of our software products. Consequently, we have not experienced a significant amount of competition for these services. We expect, however, to offer stand-alone consulting services unrelated to our software products in the future. Our competitors in the SCM software and service industry are also our primary competitors in the software consulting industry. Many of our competitors possess significantly greater financial, technical, marketing and other resources than we do. Our larger competitors, particularly SAP AG and Oracle may be in a financial position to acquire smaller software consulting companies in China. Such consolidated entities may possess significant competitive advantages over us. We cannot guarantee that we will be able to compete successfully against our current or future competitors in the software consulting industry.

Our Research & Development

In 2008, we added to our extensive product portfolio by launching eFuture ONE Congou SOA, eFuture ONE WMS (Warehouse Management System Solution) and eFuture ONE CRM. We continued to develop a next-generation Service-Oriented Architecture (“SOA”) retail information system that employs a three layer web-based structure with state-of-the-art information technology to assist our retail customers with operations expanding nationally or world-wide. Our program includes advanced modules such as merchandise planning, revenue management and space and category management.

These solutions further enhanced our open technology platform, characterized by leading technological innovation, first to market next generation SOA architecture, industry-leading functionality and seamless integration with our existing product.

In addition, eFuture and IBM China Research Lab also joint-developed eFuture ONE SCM SaaS Platform based on IBM’s Blue Cloud computing architecture.

Merger & Acquisition Activities

We are pursuing M&A opportunities aimed at diversifying our product and service offering and expanding our regional coverage and market share in three strategic areas:

●	Regional ISV companies that are complementary to our Company in South, East, and North China.

●	ISVs that are complementary to our solutions such as those who focus on apparel and footwear, auto, consumer electronics, mobile, drugstores and fast-moving consumer goods solutions.
●	ISVs that are complementary to our focus on top tier global clients and top-100 Chinese clients or lower tier, small-to-medium clients.

During 2008, two strategic acquisitions boosted our service fee income, software and hardware sales. These acquisitions allowed us to grow our market share while leveraging our core competency in delivering one-stop front-end SCM software and service to streamline operations and maximize our clients’ competitive advantages.

●
In April 2008, we acquired Proadvancer Inc., a leading provider of logistics software and services in China and Asia’s retail and consumer goods market. We expect that this acquisition will provide us with market leadership and significant share gains in China’s logistics market, allowing us to form a total front-end SCM solution.

We also completed an acquisition of a majority interest in a company we believe will expand our B2B offerings:

●
In May 2008, we acquired an additional 31% ownership interest in Beijing Wangku Hutong Information Technology Co., Ltd. (www.99114.com.cn) by VIE which allows us to deploy our SaaS model and offer an innovative B2B platform that connects small to medium-sized suppliers with retailers. We are especially optimistic about the online marketing opportunity that this presents for both retailers and suppliers.

Together, the two companies contributed 17.4% of our revenue in 2008.

We intend to enter into additional acquisitions in order to solidify our leading position in China’s front-end supply chain market for the retail and consumer goods industries. We plan to solidify our core business, develop new business opportunities through our SaaS model and explore additional strategic acquisitions.

In connection with our M&A transactions and in accordance with our long-term vision for our company, we have sought to integrate our various employees into one team and to involve them in our corporate culture.

We remain committed to maintaining a competitive cost base and continue to review all areas of business to enhance cost and operational efficiency.

Regulation

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

Although we develop our own software products, each is based upon middleware developed by third parties, including IBM and Oracle. We integrate this technology, licensed by our customers from third parties in our software products. If our customers are unable to continue to license any of this third party software, or if the third party licensors do not adequately maintain or update their products, we would face delays in the releases of our software until equivalent technology can be identified, licensed or developed, and integrated into our software products. These delays, if they occur, could harm our business, operating results and financial condition.

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

Although there are differences in intellectual property rights between the United States and China, the most significant difference to our company is the inexperience of China in connection with the development and protection of intellectual property rights. Similar to the United States, China has chosen to protect software under copyright law rather than trade secret, patent or contract law. As such, we will attempt to protect our most significant asset (software) pursuant to Chinese laws that have only recently been adopted. Unlike the United States, which has lengthy case law related to the interpretation and applicability of intellectual property law, China is currently in the process of developing such interpretations.

Regulation on Software Products

On October 27, 2000, the Ministry of Information Industry issued the Administrative Measures on Software Products (the “Software Measures”) to strengthen the regulation of software products and to encourage the development of the Chinese software industry. Under the Software Measures, a software developer must have all software products imported into or sold in China tested by a testing organization approved by the Ministry of Information Industry. The software products must be registered with the Ministry of Information Industry or with its provincial branch. The sale of unregistered software products in China is forbidden. Software products can be registered for five years, and the registration is renewable upon expiration.

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

C.	Organizational structure

The following is a list of our subsidiaries and consolidated affiliated entities established since our inception, all of which were organized in China:

Joining
Name	the Company	Relationship

eFuture (Beijing) Royalstone Information Technology Inc.	April 2000	Wholly-owned subsidiary
Beijing Fuji Biaoshang Information Technology Co., Ltd.	December 2007	Consolidated affiliated entity with 51% ownership
Beijing Wangku Hutong Information Technology Co., Ltd.	May 2008	Consolidated affiliated entity with 51% ownership

D.           Property, Plant and Equipment

Facilities

We currently operate six facilities throughout China. Our headquarters are located in Beijing. Our research and development operations are generally located in Guangzhou. We also maintain customer support and programming operations in Wuhan and Guangzhou.

Office	Address	Rental Term	Space
Beijing	8/F Topnew Tower 15 Guanghua Road Chaoyang Distinct Beijing 100026, PRC	Expires April 24, 2012 Commenced on April 25, 2009	1,496.77 sq. meters

Shanghai	Floor 19E, F, G Shentong Information Plaza 55 West Road of Huaihai Street Shanghai, Xu Jiahu District, PRC	Expires March 19, 2010	757.47 sq. meters

Nanjing	Floor 3,49 Jiangsu Software Park,169 Road of Longpan zhong street, Nanjing, Jiangsu province, PRC	Expires January 1, 2010	283 sq. meters

Shijiazhuang	R2108,Floor 21 Changan Plaza 289 East Road of Zhongshan Street Shijiazhuang, Hebei province, PRC	Expires January 1, 2010	400 sq. meters

Guangzhou	Rear Building Huicheng Plaza 130 Zhongshan Street Guangzhou, Guangdong province, PRC	Expires March 5, 2010	1,730 sq. meters

Wuhan	Floors 2 and 3 Office Building of Machine Bureau Fujiapo, Wuchang District Wuhan, Hubei Province, PRC	Expires June 30, 2010	846 sq. meters

We have no plans to construct new facilities or improve old ones.

Item 4A.                   Unresolved Staff Comments

Not applicable.

Item 5.                      Operating and Financial Review and Prospects

In 2008, we engaged Grant Thornton, the Hong Kong member firm of Grant Thornton International, as our new independent registered public accountants.   During the annual audit of 2008, we identified errors that required correction in certain line items in our financial statements at and for the year ended December 31, 2007.  On October 11, 2009, our management, in consultation with our Audit Committee, concluded that our previously filed financial statements as of December 31, 2007 should be restated and should no longer be relied upon, and this Annual Report contains our audited financial statements at and for the years ended December 31, 2008 and 2007 and data derived therefrom. Data for the fiscal year ended 2007 have been revised in this report.

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements, together with the respective notes thereto, included elsewhere in this prospectus. Our audited historical consolidated financial statements have been prepared in accordance with US GAAP. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Introduction — Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. See “Risk Factors — We are currently experiencing a global economic crisis, which could materially and adversely affect our business, financial condition and results of operations.”

A.     Operating Results

Overview

We are a leading provider of software and services in China’s rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods (“FMCG”) industries.

Our core business is to provide front-end SCM software solutions and value-added services to companies in the retail and consumer goods industries to help them reduce costs and increase efficiency, while leveraging our core business’ resources and exploring new opportunities in eService.  We believe our bundling strategy will allow our customers to benefit from synergies in our various product offerings in retail and consumer goods industries

Revenues

Our revenues increased from ¥47,843,530 in 2006 to ¥84,920,993 in 2007 and to ¥139,863,502 in 2008. These significant increases reflect organic growth driven by success in expanding our product and services lines and our increasing market penetration, both in China’s largest cities and expansion into second and third tier cities.  The increase also reflects our acquisitions of Nanjing Tangcheng Network Technology Development Corporation, Crownhead, Crownhead’s subsidiary Guangzhou Royalstone and a majority stake in Beijing Fuji Biaoshang Information Technology Inc. in 2007; Beijing Wangku Hutong Information Technology Co., Ltd. in 2007 and 2008 and Proadvancer Systems Inc. in 2008.

Our ability to increase our revenues depends in large part on our ability to (i) increase the market penetration of our existing products and services and (ii) successfully identify, develop, introduce and commercialize, in a timely and cost-effective manner, new and upgraded products. We generally choose to devote resources to product development efforts that we believe are commercially feasible, can generate significant revenues and margins and can be introduced into the market in the near term.

In any period, several factors will impact our net revenues, including:

•	global economic conditions;
•	the level of acceptance of our products among our existing and potential customers;
•	our ability to attract and retain key customers and our sales force;
•	new product introductions by us and our competitors;
•	our ability to price our products at levels that provide favorable margins;
•	exchange rate fluctuations;
•	the availability of credit for our customers;

Cost of Revenues

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

Because our cost of revenues will vary according to the software developed, hardware and the technical support services provided, the mix of products and services provided is the most significant factor in determining our cost of revenues as a percentage of revenues, amortization of acquired technologies and software cost also affect the cost of revenues.

Operating Expenses

Our operating expenses consist of research and development expenses, general and administrative expenses and selling and distribution expenses.

Summary of 2008 Developments

In 2008, we solidified our core enterprise software business, grew value-added service revenues, and strengthened our eService offerings and capabilities. Our underlying operations performed well in the face of the world economic crisis.  We believe this performance reflects our continued execution, focused growth strategy consisting of both organic and acquisitive initiatives, affordable and flexible suite of solutions, a large and diversified install base and the continued resilience of China’s retail and consumer goods industry.

As part of our organic growth strategy, our organization of our clients into seven major categories began yielding positive results in 2008, helping to streamline our operations and allowing us to leverage our capabilities to better serve clients and accelerate growth. The result has been revenue increases across all categories.  Our strengthening relationships with existing customers resulted in an increase of 117% in licensing revenues from current clients.

We also solidified our core enterprise software business and forged into new frontiers of eService, including our B2B service and SaaS service for SCM and B2C eShopping.  Our SaaS strategy remains a key near- to long-term growth driver, and this service began to make a positive contribution in 2008, representing 7.3% of our total full year revenues.

On the M&A front, our acquisition of Proadvancer in April 2008 has provided us with market leadership and significant share gains in China’s logistics market, allowing us to form a total front-end SCM solution. Additionally, we increased our stake in Wangku from 20% in 2007 to 51% in 2008. Together, these deals comprised 17.4% of our revenue in 2008.  Going forward, we will continue to seek further growth opportunities through mergers and acquisitions to diversify our product and service offerings.

Results of Operations

The following table presents the results of our operations for the periods indicated. Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2006	2007	2008	2008
		(Restated)
Revenues
Software sales	¥29,832,720	¥42,076,411	¥66,215,769	$9,705,499
Hardware sales	11,403,473	16,198,402	26,655,967	3,907,067
Service fee income	6,607,337	26,646,180	46,991,766	6,887,764
Total Revenues	47,843,530	84,920,993	139,863,502	20,500,330

Cost of revenues
Cost of software	7,665,866	15,648,282	22,928,605	3,360,733
Cost of hardware	10,548,649	12,601,230	21,989,087	3,223,025
Cost of service fee income	1,887,676	6,965,367	20,247,922	2,967,816
Amortization of acquired technology	-	8,231,375	13,308,030	1,950,609
Amortization of software costs	2,727,198	2,889,118	3,632,744	532,465
Total Cost of Revenue	22,829,389	46,335,372	82,106,388	12,034,648

Gross Profit	25,014,141	38,585,621	57,757,114	8,465,682

Operating Expenses
Research and development	527,219	816,479	6,512,776	954,602
General and administrative	7,298,980	19,192,286	40,488,964	5,934,623
Selling and distribution expenses	9,210,975	12,014,601	20,792,618	3,047,654
Total Operating Expenses	17,037,174	32,023,366	67,794,358	9,936,879

Profit/(loss) from operations	7,976,967	6,562,255	(10,037,244)	(1,471,197)

Interest income	141,230	3,533,326	1,424,029	208,725
Interest expense	(13,471)	(2,813,489)	(1,246,780)	(182,745)
Interest expenses - amortization of discount on notes payable	-	(22,415)	(33,212)	(4,868)
Interest expenses - amortization of deferred loan costs	-	(2,114,685)	(978,204)	(143,379)
Income/(loss) on investments	-	985,085	(3,552,902)	(520,763)
Gain on derivatives	-	10,324,874	33,122,465	4,854,887
Loss on extinguishment of convertible notes	-	(39,504,662)	(22,529,233)	(3,302,196)
Foreign currency exchange gain	-	544,173	368,127	53,958
Profit/(loss) before tax	8,104,726	(22,505,538)	(3,462,954)	(507,578)
Income tax expense/(benefit)	-	946,704	(810,744)	(118,834)
Minority interest in profit/(loss) of consolidated subsidiary	-	32,520	(204,414)	(29,962)
Net Income/(loss)	¥8,104,726	¥(21,526,314)	¥(4,478,112)	$(656,374)

Earnings/(loss) per ordinary share
Basic	¥4.80	¥(8.01)	¥(1.39)	$(0.20)
Diluted	¥4.43	¥(8.01)	¥(1.39)	$(0.20)
Basic Weighted-average Shares Outstanding	1,689,434	2,687,380	3,214,466	3,214,466
Fully-Diluted Weighted-average Shares Outstanding	1,831,258	2,687,380	3,214,466	3,214,466

The following table sets forth certain selected financial information expressed as a percentage of total revenues for the periods indicated and cost of revenues and product development expenses expressed as a percentage of the related revenues: In addition, the table sets forth a comparison of selected financial information, expressed as a percentage change between 2008 and 2007.

	RMB
		Percentage		Percentage	Change
		of FY 2007		of FY 2008	FY 2007 v FY
	FY 2007	Revenues	FY 2008	Revenues	2008	% Change
	(Restated)
Revenues
Software sales	42,076,411	49.5%	66,215,769	47.3%	24,139,358	57.4%
Hardware sales	16,198,402	19.1%	26,655,967	19.1%	10,457,565	64.6%
Service fee income	26,646,180	31.4%	46,991,766	33.6%	20,345,586	76.4%
Total Revenues	84,920,993	100.0%	139,863,502	100.0%	54,942,509	64.7%

Cost of Revenues
Cost of software	15,648,282	18.4%	22,928,605	16.4%	7,280,323	46.5%
Cost of hardware	12,601,230	14.8%	21,989,087	15.7%	9,387,857	74.5%
Cost of service fee income	6,965,367	8.2%	20,247,922	14.5%	13,282,555	190.7%
Amortization of acquired technology	8,231,375	9.7%	13,308,030	9.5%	5,076,655	61.7%
Amortization of software costs	2,889,118	3.4%	3,632,744	2.6%	743,626	25.7%
Total Cost of Revenue	46,335,372	54.6%	82,106,388	58.7%	35,771,016	77.2%

Gross Profit	38,585,621	45.4%	57,757,114	41.3%	19,171,492	49.7%

Operating Expenses
Research and development	816,479	1.0%	6,512,776	4.7%	5,696,297	697.7%
General and administrative	19,192,286	22.6%	40,488,964	28.9%	21,296,678	111.0%
Selling and distribution expenses	12,014,601	14.1%	20,792,618	14.9%	8,778,017	73.1%
Total Operating Expenses	32,023,366	37.7%	67,794,358	48.5%	35,770,992	111.7%

Profit/(Loss) from operations	6,562,255	7.7%	(10,037,244)	7.2%	(16,599,499)	-253.0%

Interest income	3,533,326	4.2%	1,424,029	1.0%	(2,109,297)	-59.7%
Interest expense	(2,813,489)	3.3%	(1,246,780)	0.9%	1,566,709	-55.7%
Interest expenses-amortization of discount on notes payable	(22,415)	0.0%	(33,212)	0.0%	(10,797)	48.2%
Interest expenses-amortization of loan costs	(2,114,685)	2.5%	(978,204)	0.7%	1,136,481	-53.7%
Income (loss) on investments	985,085	1.2%	(3,552,902)	2.5%	(4,537,987)	-460.7%
Gain on derivatives	10,324,874	12.2%	33,122,465	-23.7%	22,797,592	220.8%
Loss on extinguishment of convertible notes	(39,504,662)	-46.5%	(22,529,233)	16.1%	16,975,429	-43.0%
Foreign exchange gain	544,173	-0.6%	368,127	0.3%	(176,046)	-32.4%
Minority interest in profit/(loss) of consolidated subsidiary	32,520	0.0%	(204,414)	0.1%	(236,934)	-728.6%
Income tax expense/(benefit)	946,704	1.1%	(810,744)	-0.6%	(1,757,448)	-185.6%
Net Income(loss)	(21,526,314)	-25.3%	(4,478,112)	-3.2%	17,048,202	-79.2%

Earnings (loss) per ordinary share
Basic	(8.01)		(1.39)		6.62	-82.6%
Diluted	(8.01)		(1.39)		6.62	-82.6%

The following table sets forth certain gross margin data expressed as a percentage of software sales revenues, hardware revenues and services fee revenue, as appropriate:

	RMB
		Gross Margin		Gross
		for FY 2007		Margin for
	FY 2007		FY 2008	FY 2008
	(Restated)
Revenues
Software sales	42,076,411		66,215,769
Hardware sales	16,198,402		26,655,967
Service fee income	26,646,180		46,991,766
Total Revenues	84,920,993		139,863,502

Cost of Revenues
Cost of software	15,648,282	62.8%	22,928,605	65.4%
Cost of hardware	12,601,230	22.2%	21,989,087	17.5%
Cost of service fee income	6,965,367	73.9%	20,247,922	56.9%
Amortization of acquired technology	8,231,375		13,308,030
Amortization of software costs	2,889,118		3,632,744
Total Cost of Revenue	46,335,372		82,106,388

Gross Profit	38,585,621	45.4%	57,757,114	41.3%

Comparison of Years Ended December 31, 2006, 2007 and 2008

Revenue

Total revenue. Total revenue is comprised of software sales, hardware sales and service fee revenue. Total revenue increased 77.5% from RMB47.8 million in 2006 to RMB84.9 million in 2007 and increased 64.7% from 2007 to RMB139.9 million in 2008.

These increases were, primarily attributable to our significant growth across all product lines and revenues generated from the acquired companies.

Software sales. Our software sales increased 41.0% from RMB29.8 million in 2006 to RMB42.1 million in 2007 and increased 57.4% from 2007 to RMB66.2 million in 2008.

The 2007 increase was primarily attributable to our decision to focus our marketing efforts upon small and medium-sized businesses in our marketplace and the impact of our four acquisitions. The 2008 increase was primarily attributable to the re-alignment of the clients into seven major categories and improved operating efficiency.

Hardware sales. Our hardware sales increased 42.0% from RMB11.4 million in 2006 to RMB16.2 million in 2007 and increased 64.6% from 2007 to RMB26.7 million in 2008.

In recent years, we decided to de-emphasize hardware sales in an increasingly competitive hardware sales market. The margins that we are able to achieve from hardware sales have diminished significantly. As a relatively young company, we do not believe that it is strategically justifiable to leverage a low margin, high volume sales sector. Consequently, while we will continue to sell computer hardware in connection with our software sales, we have not emphasized and do not expect to emphasize hardware sales as part of our marketing and sales strategies. Nonetheless, there may be occasions where we may profitably include hardware in projects that we complete for clients that possess superior credit. This has occurred since 2007, especially during 2008 when several customers from our key accounts required the purchase of new hardware for integration into their software products. As a result, we experienced an increase in hardware sales in both 2008 and 2007, compared to the previous year. Over time, however, we expect to experience reduced hardware sales as we focus our efforts on higher margin areas of our business. We expect that, in the short-term, we may fail to capture additional revenues from hardware sales, but our management believes that the long-term health of our company is substantially dependent upon the licensing of our software products. As a result of our decision to de-emphasize hardware sales, we have altered our revenue structure in an effort to enhance our software sales and service fees.

Service fee income. Service fee income revenues increased 303.3% from RMB6.6 million in 2006 to RMB26.6 million in 2007 and increased 76.4% from 2007 to RMB47.0 million in 2008.  Service fee income revenues represented 13.8%, 31.4% and 33.6% of our total revenues, respectively, in 2006, 2007 and 2008. These increases are primarily attributable to the following factors:

2007 Increases in Service Fee Income

•
We generated service fee income from SaaS in 2007. We will focus on using this method to deliver our software to small and medium-sized businesses in China, especially in specialty stores, in future fiscal periods.

•
The free service periods for many contracts previously signed began to expire during 2007, and further services are charged on an annual basis, resulting in increased service fee income. Maintenance services revenues increased 60% in 2007 compared to 2006.

•	The increase in software sales provided additional opportunities for our company to generate service fees associated with such software.

2008 Increases in Service Fee Income

•
Service fee income generated from eService in 2008 includes B2B services and SaaS. In May 2007, we acquired an additional 31% ownership interest in Beijing Wangku Hutong Information Technology Co., Ltd. to further expand its eService business initiatives, allowing us to offer a leading B2B platform that connects retailers and small to medium-sized suppliers.

•
As our software sales continue to grow, our customer base has also increased year-over-year, which provides additional opportunities for our company to generate service fees associated with such software.

As we continue to refine our business model, we expect to generate increased service fees income.

Cost of revenues

Cost of software. Cost of software consists of wages, materials, handling charges and other expenses associated with the development of our software. Cost of software increased 104.1% from RMB7.7 million in 2006 to RMB15.6 million in 2007 and increased 46.5% from 2007 to RMB22.9 million in 2008.

These increases resulted from our expanded sales force in key geographic markets in 2007 and a proportionate increase in sales volume in 2008. We will continue to pursue marquee global accounts in China including B&Q-Kingfisher, Johnson & Johnson, Jusco and Aeon as well as leading domestic software providers such as Beijing Jade Bird Sihua and others. We are now supplying solutions to over 1,000 retail clients. As such, these projects require more integration services to reach completion. Over time, however, we believe that as our customer base grows, our cost of license and related maintenance revenue will increase as we hire personnel for our customer support organization.

As a percentage of software sales, cost of software was 25.7% for 2006, 37.2% for 2007 and 34.6% for 2008. The 2007 increase was primarily attributable to the proportionate increase in software sales. The 2008 decrease was primarily attributable to improved processes to shorten the software implementation cycle. In 2007, the completion percentage for contracts signed in the current year was 44%; at the end of 2008, the percentage increased to 54.2%. The higher completion rate was achieved through improved training programs, hiring policies, and software design.

Cost of hardware. Cost of hardware consists primarily of fees for third party hardware products that are utilized in connection with our software products. Cost of hardware increased by 19.3% from RMB10.5 million in 2006 to RMB12.6 million in 2007 and increased by 74.5% from 2007 to RMB22.0 million in 2008.

This increase resulted directly from the increase in hardware sales we experienced in 2007 and 2008. As a percentage of hardware sales, cost of hardware was 93% in 2006, 78% in 2007 and 82.5% in 2008. The 2007 decrease was primarily attributable to our selective high margin deal in hardware sales, and the 2008 increase was primarily attributable to the diminished margin in hardware sales.  Gross margins were 22.2% and 17.5% in 2007 and 2008, respectively.

Cost of service fee income. Cost of service fee income includes salaries and related expenses of our consulting organization and an allocation of our facilities and depreciation expenses. Cost of services increased 269% from RMB1.9 million for 2006 to RMB7.0 million for 2007 and increased 190.7% from 2007 to RMB20.2 million for 2008. The 2007 increase resulted directly from the dramatic increase in our service fee income and the increased size in our labor force necessary to fulfill our service obligations. The 2008 increase was a result of several factors:

•
Increased allotment of senior technical personnel on major accounts to explore service expansion and additional monetization opportunities. In addition, high-end configurations and higher salaries of senior personnel added extra expenses to our projects.

•	Increased marketing efforts on major accounts to further explore customers’ potential needs in their IT operating plans.

Amortization of acquired technology. The amortization of acquired software technology in 2007 and 2008 resulted from amortization of software technology acquired in a variety of acquisitions noted above. Amortization of acquired technology expense increased 61.7% from RMB8.2 million in 2007 to RMB13.3 million in 2008.

We have been making acquisitions since 2007, the increase in amortization of acquired technology is attributable to the four acquisitions we did in 2007 and additional acquisitions we did in 2008.

Amortization of software costs. Intangible assets include the cost of computer software we acquired and developed. These costs are amortized over the useful life of the software. Costs included are mostly salary and employee benefits for those involved in the development of the software. Amortization expense increased 5.9% from RMB2.7 million in 2006 to RMB2.9 million in 2007 and increased 25.7% from 2007 to RMB3.6 million in 2008.

The increase is due to the increase of software products being amortized since year 2007. Because we are continually developing our products, we expect amortization to increase in future years based upon our success in developing new products for our customers.

Operating expenses

Research and development. Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our engineering organization; consultants; and an allocation of our facilities and depreciation expenses. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses increased 54.9% from RMB527,219 in 2006 to RMB816,479 in 2007 and increased 697.7% from 2007 to RMB6.5 million in 2008.

The 2007 increase was primarily attributable to the fact that in 2007 we focused on upgrading software products to meet the evolving complexities of our customers’ businesses to gain market acceptance of our software products that were developed in previous fiscal periods. The large increase in these expenses in 2008 was primarily attributable to greater expenditure in software integration and upgrading.  We expect these efforts will reduce the Company’s R&D costs and future software implementation costs in the long-term.  Research and development represented 1.1% of total revenue for 2006, 1.0% of total revenue for 2007 and 4.7% of total revenue for 2008.

General and administrative. General and administrative expenses consist primarily of costs from our finance and human resources departments; third party legal and other professional services fees; and an allocation of our facilities costs and depreciation expenses. General and administrative expenses increased 162.9% from RMB7.3 million in 2006 to RMB19.2 million in 2007 and increased 111.0% from 2007 to RMB40.5 million in 2008.

The 2007 increase in general and administrative expenses was attributable to a 27% increase in average headcount, which resulted in a RMB3.2 million increase in salaries and related benefits, a RMB2.5 million increase in incentive compensation due to the Company’s improved operating performance and a RMB1.1 million increase in legal and accounting costs as result of the larger combined company and compliance costs incurred to implement the internal control system required by the 2002 Sarbanes-Oxley Act.  The 2008 increase in general and administrative expenses was attributable to a RMB1.5 million increase in salaries, a RMB3.0 million increase in maintenance costs of eight new branches, and RMB1.6 million expenses associated with audit and Sarbanes-Oxley Act compliance.

General and administrative expenses were 15% of total revenue for 2006, 22.6% of total revenue for 2007 and 28.9% of total revenues in 2008. This increase in general and administrative expenses as a percentage of revenue was attributable to the increase of general and administrative expenses noted above. We expect that as a public company we will likely experience an increase in general and administrative expenses as a percentage of total revenues in future fiscal periods. These expenses include additional legal and accounting fees and public relations costs.

Selling and distribution expenses. Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing departments, sales bonuses, costs of our marketing programs, public relations, advertising, trade shows, collateral sales bonuses, and an allocation of our facilities and depreciation expenses. Selling and distribution expenses increased 30.4% from RMB9.2 million in 2006 to RMB12.0 million in 2007 and increased 73.1% from 2007 to RMB20.8 million in 2008.

The increase in selling and distribution expenses was due to additional labor costs associated with the expansion of our sales force and the proportionate increase in sales volume year over year. We added 26 employees to our sales department in 2007 and 10 employees in 2008. We anticipate that sales and marketing expenses will increase to support our intended expansion of our sales and marketing organization. Selling and distribution expenses were 19.0% of total revenue for 2006, 14.1% of total revenue for 2007 and 14.9% of total revenues in 2008. The decrease in selling and distribution expenses as a percentage of revenue in 2007 was attributable to the fact that the costs associated with our larger sales department were offset by increased sales that we could recognize in 2007. Selling and distribution expenses as a percentage of revenue were stable in 2007 and 2008.

Other Expenses

Interest Income. Interest income represents the interest accrued as a result of bank deposits. Our interest income increased 2400% from RMB141,230 in 2006 to RMB3.5 million in 2007 and decreased 59.7% from 2007 to RMB1.4 million in 2008.

The substantial increase in 2007 was primarily due to interest earned in 2007 on the proceeds of our initial public offering.  Conversely, the substantial decrease in 2008 was primarily due to reduced interest earned in 2008 on proceeds from our initial public offering and private offering in 2007 as we began to use such proceeds to grow our business.

Interest Expense. Our interest expense increased dramatically from RMB13,471 in 2006 to RMB5.0 million in 2007 and decreased to RMB2.3 million in 2008.

The 2007 increase primarily resulted from the interest on the Convertible Notes issued to institutional investors on March 13, 2007. The 2008 decrease primarily resulted from the reduced interest on the Convertible Notes issued to institutional investors on March 13, 2007 as the institutional investors began to convert the Convertible Notes.

Gain on Derivative. In March 13, 2007, the Company raised $10 million Convertible Notes. On conversion into shares or at every reporting period, the fair value of changes on the carrying amount is treated as a gain or loss in the current period operations.

Our gain on derivatives increased dramatically from RMB10,324,874 in 2007 to RMB33,122,465 in 2008.

Gain or Loss on Extinguishment of Convertible Notes. Upon conversion of Convertible Notes, the Company recognized a gain or loss on extinguishment of Convertible Notes.

The Company recognized loss of ¥39,504,662 in 2007 and ¥22,529,233 in 2008 on extinguishment of Convertible Notes. This is recorded as a non-operating expense in the consolidated statement of operations.

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

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

We generate revenue from the sale of software, related hardware, value-added services including maintenance and support contracts, and professional consulting, training and contract development services and eService including B2B services and SaaS services. At this time, we generally license our products to customers on a perpetual basis and we recognize revenue upon delivery of the products. Under certain of our license agreements, we will provide technical advisory services after the delivery of our products to help our customers exploit the full value and functionality of our products. We recognize revenue from the sale of software licenses and technical advisory services under these agreements as the services are performed over the contract period. We recognize revenue from eService over the period of the agreement.

We recognize revenue when it is realized and earned. We consider revenue realized or realizable and earned when:

●	we have persuasive evidence of an arrangement;
●	delivery has occurred;
●	the sales price is fixed or determinable; and
●	collectability is reasonably assured.

We consider delivery to occur when (i) products have been shipped or services have been provided to the client, (ii) risk of loss has transferred to the client, (iii) we have obtained client acceptance, (iv) client acceptance provisions have lapsed, or (v) we have objective evidence that the criteria specified in client acceptance provisions have been satisfied. We consider the sales price to be fixed or determinable when all contingencies related to the sale have been resolved. We have not encountered significant difficulty in the past with our customers accepting our products and services. Our products and services have generally fulfilled our customers’ needs. Should other products or services be introduced in the market that compete with our products and services, our future customers may choose those products and services instead of ours, which may affect our ability to generate revenues. We believe that our continuous efforts to develop of our software products will allow us to remain competitive in our market.

For software sales, we recognize revenues in accordance with the provisions of Statement of Position No. 97-2, “Software Revenue Recognition,” and related interpretations. We recognize revenue from perpetual (one-time charge) licensed software at the inception of the license term. We recognize revenue from term (monthly license charge) arrangements on a subscription basis over the term of the license. We include revenues from maintenance for the first year and initial training in the purchase price of the software. We provide initial training at the time of installation and recognize such income as part of the price of the software since it is minimal in value. We value maintenance based on a fee schedule we use for providing our regular level of maintenance. We include maintenance revenue in the income statement under services and recognize it over the term of the agreement. We allocate revenues applicable to multiple-element fee arrangements among elements such as software, hardware, and post-contact service using vendor-specific objective evidence of fair value. Such evidence consists primarily of pricing of multiple elements sold as separate elements in the contract.

We recognize revenue from hardware sales when the product is shipped to the customer and when there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement.

We provide value-added services for system integration which involve the design and development of complex information technology systems to the customer’s specifications. We provide these services on a fixed-price contract, and the contract terms generally are short. We recognize revenue when delivery and acceptance is determined by a completion report signed by our customer.  In addition to value-added services, we provide eServices, including our B2B services, which help link local and overseas suppliers to stores throughout China and help efficiently exchange new product supply and demand information between potential suppliers and retailers, and our SaaS services, which serve the retail distribution industry in China by bringing retailers’ suppliers onto a single platform, allowing them to exchange business information, arrange payments online and access purchase orders, returns, payment status, inventory levels and analysis of sales data. We recognize revenue over the period of the agreement.

Allowance for Doubtful Accounts

From the date a contract for our products is signed through the date of customer acceptance, we generally require our customers to deposit up to 60% of the contract price. We also generally grant credit to customers allowing them to pay 30% to 35% of the contract price 30 to 60 days after acceptance and 10% or 5% of the contract price up to one year after acceptance.

We provide for doubtful accounts based on several factors which include the aging of the accounts receivable, trends within and ratios involving the age of the accounts receivable, the nature of the receivable, our historical provision for doubtful accounts, the creditworthiness of the customer, and the economic conditions of the customer's industry as well as general economic conditions.

Our allowance for doubtful accounts was RMB2.1 million in 2006, RMB4.7 million in 2007 and RMB4.7 million in 2008.

Stock-Based Compensation

Through December 31, 2005, we accounted for stock options issued to directors, officers and employees under Accounting Principles Board Opinion No. 25 and related interpretations (“APB 25”). Since January 1, 2006, we have accounted for stock options at their fair value in accordance with SFAS 123R. We account for options and warrants issued to non-employees at their fair value in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

Property and Equipment

We depreciate property and equipment on a straight-line basis over their estimated useful lives, which range from five years for motor vehicles and four years for purchased software and communication and office equipment to three years for leasehold improvements. These estimated lives have been reasonably accurate in the past and have been based on historical experience and the estimated useful lives of similar assets by other software companies. These estimates are reasonably likely to change in the future since they are based upon matters that are highly uncertain such as the general economy, potential changes in technology and estimated cash flows from the use of these assets.

Intangible Assets

We charge all of our development costs to research and development expenses until we have established technological feasibility. We acknowledge technological feasibility of our software when a detailed program design or working model is completed. Upon reaching technological feasibility, we capitalize additional software costs until the software is available for general release to customers.

We amortize the cost of intangible assets over the estimated period of realization of revenue from the related intangible assets. The estimated life of our software is based upon historical usefulness of similar software products and the rate of change in technology in general. Our estimate of the useful lives of our software has been reasonably accurate in the past, but it is reasonably likely to change in the future due to the highly uncertain nature of this estimate. Should economic conditions change or technological advances occur rapidly, our estimate of the useful lives of our software products could decline quickly, which would result in recognition of increased amortization.

Valuation of Long-Lived Assets

We evaluate long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. When such events occur, we assess the recoverability of the assets group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the assets group, if any, is less than the carrying value of the assets group. If we identify an impairment, we reduce the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.  However, circumstances could cause us to have to reduce the value of our capitalized software more rapidly than we have in the past if our revenues were to significantly decline. Estimated cash flows from the use of the long-lived assets are highly uncertain and therefore the estimation of the need to impair these assets is reasonably likely to change in the future. Should the economy or acceptance of our software change in the future, it is likely that our estimate of the future cash flows from the use of these assets will change materially. The amount of possible change is discussed above under Property and Equipment and Intangible Assets.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill is subject to an annual impairment test. If an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount, an interim impairment test is performed between annual tests. The impairment test includes a comparison of estimated discounted cash flows associated with the asset’s carrying amount. If the fair value is less than the carrying amount of the asset, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. In the second step, the implied fair market value of goodwill is estimated and compared to the carrying amount. If the carrying amount of goodwill exceeds its implied fair market value, an impairment loss equal to this excess is recorded. The recorded loss cannot exceed the carrying amount of goodwill.

Research and Development, Patents and Licenses, etc.

We charge all of our development costs to research and development expenses until we have established technological feasibility. We acknowledge technological feasibility of our software when a detailed program design has been completed, or upon the completion of a working model. Upon reaching technological feasibility, we capitalize additional software costs until the software is available for general release to customers. Although we have not established a budget or time table for software development, we anticipate the need to continue the development of our software products in the future and the cost could be significant. We believe that, as in the past, the costs of development will result in new products that will increase revenue and therefore justify costs. There is, however, a reasonable possibility that we may be unable to realize the carrying value of our software, and the amount not so realized may adversely affect our financial position, results of operation or liquidity in the future.

B.     Liquidity and Capital Resources

Overview

We anticipate that our working capital will be sufficient to fund our cash needs and operations and to make payments on any existing liabilities for at least the next 12 months.  We do not anticipate that we will need to use non-operational sources of cash, such as debt or equity financing, to meet our current cash needs. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks.

The following table sets forth a summary of our cash flows for the periods indicated:

	2007	2008
	(In millions)

Cash and cash equivalents	¥67.2	¥60.8
Net cash generated from operating activities	16.5	31.1
Net cash used in investing activities	(68.3)	(32.8)
Net cash (used in) generated from financing activities	60.1	(4.4)

Operating activities provided cash of RMB31.1 million in 2008 compared to RMB16.5 million in 2007. The principal sources of our cash flow from operations are net income adjusted for depreciation, software amortization, the gain on derivatives and loss on extinguishment of convertible notes and compensation expenses for directors and employees.  The growth in cash provided by operating activities was primarily due to a proportionate increase in revenue.

Investing activities used cash of RMB32.8 million in 2008 and RMB68.3 million in 2007. The primary use of cash in investing activities in 2008 included RMB28.3 million in payment of direct costs related to the Royalstone and other acquisitions and RMB4.5 million in capital expenditures, compared with our expenditures in 2007 of RMB57.7 million in payment of direct costs related to the Royalstone and other acquisitions and RMB7.7 million in capital expenditures. The Royalstone payments were made across accounting periods.

Financing activities used cash of RMB4.4 million in 2008 and provided cash of RMB60.1 million in 2007. Financing activities in 2008 included RMB8.1 million payment of the make-whole obligation on the convertible notes completed in March 2007, which was partially offset by the receipt of proceeds of RMB3.6 million from the warrants issued to the underwriter in the IPO.  In 2007, we received proceeds of RMB69.1 million from the convertible notes completed in March and RMB1.1 million in proceeds from the warrants issued to the underwriter in the IPO, and we paid RMB10.0 million in make-whole obligations on the convertible notes.

Indebtedness

On March 13, 2007, we closed a Securities Purchase Agreement with three funds affiliated with two institutional investors, pursuant to which we raised ¥69,079,430 (net of cash loan costs of ¥8,330,570) by issuing $10,000,000 senior convertible notes along with Series A warrants and Series B warrants.

The convertible notes were initially convertible into 400,160 of our ordinary shares at $24.99 per share. Pursuant to the Agreement, the conversion price reset to $19.00 on June 11, 2008 since the market price of the Company’s common stock was below $19.00 on that day.

The Series A warrants are exercisable by the Holder within five years on any day on or after September 9, 2007 for an aggregate of 184,077 Shares, at an initial price of $28.25 per ordinary share, subject to adjustment. The Series B warrants to purchase an aggregate of 230,097 ordinary shares at an initial exercise price of $24.99 per Share expired on September 8, 2008.  Likewise, the Placement Agent warrants to purchase 73,291 ordinary shares of the Company at an initial price of $24.99 per Share expired on September 8, 2008.

On October 3, 2007, one of the investors converted ¥37,529,400 ($5,000,000) of the convertible notes into 200,080 ordinary shares. In July and August of 2008, another investor converted ¥27,326,700 ($4,000,000) of the convertible notes into 210,526 ordinary shares.  As of the date of this filing, $1,000,000 in convertible notes remains outstanding.  These notes bear interest at an annual rate of 3% from issuance to March 12, 2008; 5% from March 13, 2008 through March 12, 2009; 7% from March 13, 2009 through March 12, 2010 and 10% from March 13, 2010 through maturity.

Other than as discussed in this section, there has not been any material change in our indebtedness, commitments and contingent liabilities since December 31, 2008.

C.    Research and Development

Our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers.  The information provided under Item 5.A, "Operating Results" details the Company's research and development activities.

D.    Trend Information

China Outlook

In November, 2008, China unveiled a stimulus package estimated at RMB4 trillion (about $570 billion U.S. dollars). It will be spent over the next two years to finance programs in 10 major areas, such as low-income housing, rural infrastructure, water, electricity, transportation, the environment, technological innovation and rebuilding from several disasters, most notably the May 12, 2008 earthquake in Sichuan province.  We believe China’s recent stimulus package is likely to contribute to our growth and the growth of our customers in the retail and consumer goods industries in future periods.

As part of the overall stimulus package, China announced stimulus sub-packages for 10 industries in February 2009. Previous support packages include the auto, steel, shipbuilding, textile, machinery-manufacturing, electronics and information industries, the light industry and petrochemical sectors. In addition, the State Council of China central government announced a plan to support the logistics sector, including the building of a special district for logistics development, and to accelerate urban delivery, wholesale and rural logistics. To the extent the stimulus plan is spent in China’s logistics industry in general and in the retail goods logistics industry in particular, we believe the package is likely to result in continued growth in our industry.

Industry and Market Outlook

Management expects macroeconomic factors, such as retail sales of consumer goods and IT spending, to increase at a healthy rate for 2009.  According to data from National Bureau of Statistics of China, for the first quarter of 2009, total retail sales of consumer goods in China reached RMB2,940 billion (US$430.9 billion), an increase of 15% over the prior year. eFuture expects to remain in a strong position to compete in the SCM sector.

While we expect that retail sales of consumer goods in China are likely to grow in 2009, in light of the world financial crisis and the current instability in the world’s markets, it is impossible to predict the effect of global macroeconomic factors on our industry and company.  Any prolonged weakness in the world retail industry in general or in China in particular could harm our customers and, as a result, our business.

Top Line Growth Drivers

•
As of December 31, 2008, our uncompleted project base was RMB44.3 (US$6.5 million), including RMB18.2 million (US$2.7 million) of software license income and RMB RMB24.8 million (US$3.6 million) of service fee income expected to be recognized in future years.

•	We anticipate increasing demand for value-added service such as maintenance and outsourcing, and the upward trend in license revenue from existing customers.

•	We anticipate solid demand from department stores, supermarkets, and key customer accounts under challenging economic conditions.

•
We seek to deepen penetration and expand market share via our plan to further develop our B2B services, SaaS businesses (including SCM and B2C store eShopping) and T+1 SCF service by leveraging our relationships with over 1,000 retailers, their base of over 13,000 stores and over 900,000 suppliers as well as nearly 80 million end consumers.

Channel Expansion Initiatives

Currently, we derive approximately half of our revenue from China’s three mega-cities—Beijing, Shanghai and Guangzhou—and approximately 80% of our total revenue from eight first tier cities (including the mega-cities) in China.  However, the continued expansion of many retailers, including current eFuture customers, into China’s second and third tier cities presents a significant opportunity to gain additional market share in these growing markets.  As such, one of our key initiatives in 2009 is to enhance penetration into second and third tier cities, by investing approximately RMB7.5 million in order to increase the coverage of our sales and distribution network from 10 up to 15 provinces in China.

In 2009, eFuture plans to focus on continued execution on its growth strategy by investing in technology and business model innovations, expanding our client base within second and third tier cities in China, actively pursuing domestic and international clients, and forging into new frontiers of eService and investing. As we continue to expand our client base into smaller cities, we may find that the comparatively greater effort involved in growing in such smaller markets will negatively affect our profit margins.

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

F.    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2008:

	Payments Due By Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Convertible Notes	¥8,732,800	¥450,285	¥8,282,515	-	-
Operating Lease Obligations	¥5,745,762	¥2,241,674	¥3,504,088	-	-
Purchase Obligations	¥37,362,365	¥37,362,365	¥-	-	-
Total	¥51,840,927	¥40,054,324	¥11,786,603	-	-

Item 6.                      Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of October 12, 2009.

Name	Age	Position

Adam Yan (1)(8)	41	Chairman and Chief Executive Officer
Deliang Tong (1)	44	Chief Operating Officer
Qicheng Yang (1)	43	Chief Technology Officer
Hongjun Zou (1)	41	Senior Vice President and Chief Innovation Officer
Ping Yu (1)(7)	39	Chief Financial Officer and Director
Tony Zhao (1)	44	Vice President and Chief Strategy Officer
James Mu (1)	46	Vice President and Chief Marketing Officer
Ming Zhu (2)(9)	50	Director
Dong Cheng, Ph.D. (1)(3)(4)(5)(9)	41	Director
John Dai (1)(4)(5)(8)	46	Director
Dennis O. Laing(3)(5)(6)(7)	63	Director
Brian Lin (1)(3)(4)(9)	44	Director

(1)	The individual’s business address is c/o eFuture Information Technology Inc., 8/F Topnew Tower, 15 Guanghua Road, Chaoyang Distinct, Beijing 100026, China.
(2)	Mr. Zhu’s business address is c/o RMCC International, Inc. 6724 Patterson Avenue, Richmond, Virginia 23226.
(3)	Member of audit committee.
(4)	Member of compensation committee.
(5)	Member of corporate governance committee.
(6)	Mr. Laing’s business address is 4860 Cox Road, Suite 200, Glen Allen, Virginia 23060.
(7)	Class II director whose term expires in 2010.
(8)	Class III director whose term expires in 2011.
(9)	Class I director whose term expires in 2009.

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

Deliang Tong. Mr. Tong has served as our Chief Operating Officer since July 1, 2008 and also is the President of our wholly-owned subsidiary, eFuture (Beijing). Mr. Tong founded Guangzhou Royalstone System Integration Co. Ltd. in 1992, and served as its Chairman and CEO. Mr. Tong received a bachelor’s degree in electronics and a master’s degree in software engineering from the University of Electronic Science and Technology of China. Mr. Tong served as department manager for Sichuan Xinchao Computing Group from 1989 to 1991. Mr. Tong also served as the general manager for the south for Beijing Stone Group from 1991 to 1992.

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

Hongjun Zou. Mr. Zou is our Senior Vice President and Chief Innovation Officer and has served as our Chief Operating Officer since 1997. From 1993 to 1997, Mr. Zou served as Chief Technology Officer of Hainan Fujie Industrial Company, an information technology company providing multi-media development platform software to various industries in China. Mr. Zou received a bachelor’s degree in computer science from Chongqing University in China.

Ping Yu. Ms. Yu became our Chief Financial Officer on January 1, 2007. Prior to joining eFuture, she was a specialist with Beijing Smartdot Technologies, Inc. from August 2005 to December 2006, advising companies listed in the United States on meeting Sarbanes-Oxley Act requirements and implementing the COSO-Enterprise Risk Management-Integrated framework. From March 2004 to July 2005, Ms. Yu served as the internal auditing section manager at Dongfeng Nissan, and from October 1999 to April 2001, she was the chief officer of the accounting department at Walkalone Real Estate Co. From July 1996 to September 1999, she served as a senior analyst at Citi Industrial Bank. Ms. Yu received her bachelor’s degree from Hubei University and her master’s degree in business administration from Rutgers University. Ms. Yu is a Certified Public Accountant (CPA).

Tony Zhao, Ph.D. Dr. Zhao is our Chief Strategy Officer. Dr. Zhao joined us in May 2007. From 2000 to 2007, Dr. Zhao was the chief editor of “E-commerce World”, which is a leading magazine covering B2B and B2C matters in China. Since 2003, Dr. Zhao has served as a consulting expert for alibaba.com, hc360.com, chemnet.com, ebay.com and others. Dr, Zhao has also served as an e-commerce expert for the National Development and Reform Commission, the Ministry of Commerce and the Ministry of Information Industry of the PRC. Dr. Zhao has written numerous articles on the development of e-commerce theory and practices in China. From 1997 to 2000, Dr. Zhao was the chief editor of the “Hardware Channel” for “Popular Computer Week”, a top newspaper for end-users of computers in China. Dr. Zhao received a bachelor’s degree and a master’s degree in precision optoelectronic engineering from Chongqing University in China. He also received a doctorate degree in fiber sensing engineering from Chongqing University.

James Mu. Mr. Mu is our Vice President and Chief Marketing Officer, a role he previously held from 2001 to 2005.  Mr. Mu is responsible for the company’s brand and image development and its marketing strategy. With over 20 years of retail and technology sales and marketing leadership experience in China, Mr. Mu managed project planning and operations for many shopping malls and large-scale department stores across China. He was most recently the CEO of Beijing United Power Real Estate Investment Management Co.  Previously, Mr. Mu served as Vice President of the Causeway Bay Group, Hong Kong, an industry leading commercial real estate developer in China. From 1984 to 1997, he served as an official and Senior Engineer for the Ministry of Commerce of the PRC.  He holds a bachelor’s degree in Agricultural Mechanization from the Anhui Agricultural University.

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

Dennis O. Laing. Mr. Laing has practiced law in Richmond, Virginia for over 30 years. Mr. Laing’s law practice centers upon corporate law with special interest in energy, healthcare and technology sectors. Mr. Laing received a bachelor’s degree in government from the University of Virginia and a law degree from the University of Richmond. Mr. Laing also serves as a director of Sino-Global Shipping America, Ltd. (NASDAQ: SINO).

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

Executive and Director Compensation

The following table shows the estimated annual compensation paid by us to our executive officers and directors for the year ended December 31, 2008.

Summary Compensation Table

	Annual Compensation for Year Ended December 31, 2008
			Ordinary
			Shares
			Underlying	Other Annual	All Other
Name	Salary	Bonus	Options	Compensation	Compensation

Adam Yan	¥312,119	¥210,951	—	—	—
Chairman, Chief Executive Officer and Director
Deliang Tong	¥374,500	—	—	—	—
Qicheng Yang	¥318,228	¥205,903	—	—	—
Chief Technology Officer
Hongjun Zou	¥310,028	¥176,429	—	—	—
Senior Vice President and Chief Innovation Officer
Ping Yu	¥261,924	¥160,000	—	—	—
Chief Financial Officer and Director
Tony Zhao	¥216,868	¥135,000	—	—	—
Chief Strategy Officer
James Mu(1)	—	—	—	—	—
Vice President and Chief Marketing Officer
Ming Zhu	$7,100	—	—	—	—
Director
Dong Cheng, Ph.D.	$7,100	—	—	—	—
Director
John Dai	$7,100	—	—	—	—
Director
Dennis O. Laing	$7,100	—	—	—	—
Director
Brian Lin	$9,100	—	—	—	—
Wenhua Tong	$8,000	—	—	—	—

(1)	Mr. Mu has been nominated to serve as Vice President and Chief Marketing Officer in 2009 while he did not receive any compensation in 2008.

Our company and subsidiaries have set aside or accrued, in the aggregate, ¥6.0 million to provide pension, retirement and other similar benefits for our employees.

C.	Board practices

See information provided in response to Item 6.A. above as to the current directors and the expiration of current director terms.

Board of Directors and Board Committees

Our board of directors consists of seven members. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2009 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2010 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2011 and every three years thereafter.

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

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. Our independent directors do not have any service contracts with our company that provide for benefits upon termination of service.

Currently, three committees have been established under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The audit committee consists of Dr. Cheng, Mr. Laing and Mr. Lin.

The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all other forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The corporate governance committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues.  The compensation committee consists of Dr. Cheng, Mr. Dai and Mr. Lin.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There are no family relationships among any of the persons named above, and there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any such person was selected as a director or member of senior management.

D.	Employees

As of December 31, 2008, we had 601 employees, all of whom were based in China. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement. As of December 31, 2008, 2007 and 2006, we had 601, 588 and 331 employees, respectively.

	December 31, 2007	December 31, 2008
Total	588	601
Mid and high level Manager	47	45
Sales	94	72
R&D and Customization	152	224
Service	248	184
Pre-sales	12	25
Back-office	35	51

E.	Share ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares and options as of October 12, 2009, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 3,362,241 shares outstanding as of October 12, 2009. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)

Adam Yan (3)	388,050	11.5%
Deliang Tong	68,545	2%
Qicheng Yang (4)	37,444	1.1%
Hongjun Zou (5)	164,043	4.9%
Ping Yu (6)	3,000	*
Tony Zhao	—	—
James Mu	—	—
Ming Zhu	—	—
Dong Cheng, Ph.D. (6)	3,600	*
Dennis O. Laing	—	—
Brian Lin	—	—
All directors and executive officers as a group (11 people) (7)	664,682	19.8%
_______________
* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying currently exercisable options held by such person.
(3)	Includes currently exercisable options to purchase 4,622 ordinary shares.
(4)	Includes currently exercisable options to purchase 4,179 ordinary shares.
(5)	Includes currently exercisable options to purchase 4,377 ordinary shares.
(6)	Represents currently exercisable options to purchase ordinary shares.
(7)	Includes currently exercisable options to purchase 15,203 ordinary shares.

Share Option Plan and Grants

As of December 31, 2008, we had two share incentive plans in effect.  62,499 shares underlie our 2001 Share Incentive Plan and 131,678 shares underlie our 2005 Share Incentive Plan. All of the shares underlying our 2001 and 2005 Plans have been issued at December 31, 2008.

We have not granted any share options during the fiscal year ended December 31, 2008.

Item 7.	Major Shareholder and Related Party Transactions

A.	Major shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares and options as of October 12, 2009, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 3,362,241 shares outstanding as of October 12, 2009.  These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)

Adam Yan (3)	388,050	11.50%
Unitrust	397,175	11.80%
Hudson Bay Fund, LP	194,489	5.80%
Hudson Bay Overseas Fund Ltd.	237,772	7.10%
___________________
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such person.
(3)	Includes currently exercisable options to purchase 4,622 ordinary shares.

B.	Related party transactions

The Company did not enter into any related party transactions in the fiscal years ended December 31, 2008.

C.	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

See information provided in response to Item 18 below.

Item 9.	The Offer and Listing

A.	Offer and listing details

The following chart shows the price history of our ordinary shares following the completion of our initial public offering in 2006.

	High	Low
2007	$38.84	$11.01
First Quarter 2007	38.84	18.68
Second Quarter 2007	22.9	14.70
Third Quarter 2007	20.85	11.01
Fourth Quarter 2007	34.00	13.80
2008	19.44	2.51
First Quarter 2008	19.44	10.79
Second Quarter 2008	18.43	10.72
Third Quarter 2008	12.67	6.01
Fourth Quarter 2008	8.45	2.51
2009	13.84	4.71
First Quarter 2009	7.48	4.71
Second Quarter 2009	13.84	5.45
Third Quarter 2009	11.28	7.50
January 2009	6.99	4.87
February 2009	7.48	4.83
March 2009	6.47	4.71
April 2009	11.75	5.45
May 2009	12.24	8.41
June 2009	13.84	6.50
July 2009	10.76	7.50
August 2009	9.94	7.81
September 2009	11.28	8.06
October 2009 (through October 7)	8.42	7.65

B.	Plan of distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “EFUT.”

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

Item 10.	Additional Information

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

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

•
On April 8, 2008, our company signed an asset purchase agreement to acquire Proadvancer Systems Inc., a leading provider of logistics software and services in Mainland China and Asia., for an aggregate price of ¥22,498,006 in cash and ¥22,498,006 in the Company’s ordinary shares. We may be obligated to make an additional contingent payment required of up to ¥10,000,000 in the Company’s ordinary shares if its audited net income for the year ending December 31, 2009 reaches ¥10,500,000.

•	On May 14, 2008, we completed the acquisition of additional 31% stake in Wangku for ¥6,762,679 in cash, as explained in Note 12 to our financial statements.

D.	Exchange controls

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended in 2007 and 2008, and the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996). Under these regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its respective approved total investment amount and its respective approved registered capital amount. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

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

Dividend Distribution

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

Notice 75

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

Taxation of Dividends and Other Distributions on Ordinary Shares

Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to the ordinary shares, other than certain pro rata distributions of our shares, will be includible in a U.S. Holder’s gross income as ordinary dividend income when received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the tax basis in the ordinary shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. Any gain recognized by a non-corporate U.S. Holder on the sale or exchange of ordinary shares generally will be subject to a maximum tax rate of 15%, which maximum tax rate will increase under current law to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009.

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

Our belief that we are not a passive foreign investment company is based on our estimate of the fair market value of our intangible assets, including goodwill, not reflected in our financial statements under US GAAP. In the future, in calculating the value of these intangible assets, we will value our total assets, in part, based on our total market value determined using the average of the quarterly selling prices of the ordinary shares for the relevant year. We believe this valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our intangible assets, which may result in our classification as a passive foreign investment company. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a passive foreign investment company may also increase.

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

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on IRS Form W-8BEN.

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

Foreign Exchange Risk

Virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Any significant revaluation of RMB against the U.S. dollar may materially affect our revenues, earnings and financial position in U.S. dollars. The RMB appreciated by 6.47% against the U.S. dollar in 2008. If the Renminbi continuously appreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will be subject to change. See “Risk Factors — Fluctuation of the Renminbi could materially affect our financial condition and results of operations.”

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.6%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively. The Chinese government may introduce measures in the future intended to reduce the inflation rate in China.  We cannot assure you that these measures will not have a significant impact on our business.  Any such measures may not be successful or immediately effective in reducing or slowing the increase in China’s inflation rate.  Sustained or increased inflation in China may have an impact on China’s economy and our customers, which may adversely affect our business and financial results.

Taxation

The Company is incorporated in the Cayman Islands and conducts its primary business operations through its subsidiaries and VIEs in the PRC. Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands and BVI withholding tax will be imposed.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008 and has replaced the previous separate income tax laws for domestic enterprises and FIEs by adopting an unified 25% enterprise income tax rate applicable to all resident enterprises in China, including FIEs and foreign enterprises operating in the PRC, except for certain entities that are eligible to tax holidays and entities enjoying tax holidays under the Previous IT Law grandfathered by the New EIT Law. In accordance with the implementation rules of the New EIT Law, a qualified “High and New Technology Enterprise” under the New EIT Law will be granted the preferential tax rate of 15%. eFuture Beijing is recognized as “High and New Technology Enterprise” under the New EIT Law by relevant authorities effective from fiscal year 2008. Therefore, eFuture Beijing enjoyed the reduced EIT rate of 15% in 2008.  Biaoshang and Wangku were subject to a 25% tax rate in 2008.

Under the New EIT Law, dividends paid by a FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax, which were exempt under the Previous IT Law. Thus, the dividends, if and when payable by eFuture Beijing eFuture Cayman, would be subject to 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. Furthermore, pursuant to the interpretation under Article 4 of Cai Shui [2008] Circular No. 1 of the New EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax.

The New EIT Law stipulates that a resident enterprise, which includes an enterprise established outside of the PRC with management and control located in the PRC, will be subject to PRC income tax on its worldwide income. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%. The Company will continue to monitor its tax status.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

See Item 15T.

Item 15T.	Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act, our management has carried out an evaluation, with the participation of an external internal control consultant and under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the framework set forth in the report entitled “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring. Based on that evaluation, management concluded that these controls were not effective at December 31, 2008 and December 31, 2007, based on the following internal control matters that constitute material weaknesses:

1.           We did not maintain sufficient control over the financial reporting processes due to an insufficient complement of internal personnel with a level of accounting knowledge, experience and training in the application of US GAAP to ensure that the financial statements were prepared in compliance with US GAAP and SEC requirements. As a result, we did not adequately review accounting policies and US GAAP adjustments relating to revenue recognition, cost allocation, employees’ social welfare reserve, accounting for convertible notes, and FIN 48 “Accounting for Uncertain Tax Positions” application.

2.           We did not maintain an effective internal audit function due to the lack of qualified internal auditors with sufficient internal audit and US GAAP experience. Furthermore, we did not implement adequate and proper supervisory review to ensure that the significant internal control deficiencies can be detected and remediated timely. This included a lack of sufficient communication between the internal audit department and the Audit Committee, and lack of documented review or approval of management’s risk assessment.

3.           The Audit committee did not maintain sufficient communication with the independent auditor during the financial reporting process.

4.           We did not maintain sufficient internal controls over the monthly and year end closing process to ensure that standard and non-standard transactions were accurately recorded and that financial information was provided to management and the Audit Committee for their review on a timely basis. Furthermore, controls in place were insufficient to ensure that adequate identification, review, and approval of journal entries was performed and documented.

Despite the issues above, the Company's management believes that the consolidated financial statements included in the Annual Report on Form 20-F fairly state, in all material respects, our financial condition, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles in the United States of America.

Management’s assessment of internal controls over financial reporting was not subject to auditor attestation as of December, 31 2008 pursuant to temporary rules of the Securities and Exchange Commission. Accordingly, this Annual Report does not include an attestation report by our independent registered public accounting firm regarding internal control over financial reporting.

Remediation of Material Weaknesses

To remediate the material weaknesses described above in "Management's Report on Internal Control over Financial Reporting," we have implemented or plan to implement the measures described below, and will continue to evaluate and may in the future implement additional measures.

We have planned remediation measures of hiring and training of personnel which are intended to generally address these significant deficiencies by ensuring that we will have sufficient personnel with knowledge, experience and training in the application of US GAAP commensurate with our financial reporting requirements. These measures include the following:

1.           We plan to hire and train up our staff internally in 2009 with relevant accounting experience, skills and knowledge in the preparation of financial statements under the requirements of US GAAP and financial reporting disclosure under the requirement of SEC rules;

2.           We are establishing a formalized documented set of internal audit processes to ensure that adequate and proper supervisory review is in place that the significant internal control deficiencies can be detected or prevented;

3.           We plan to improve our written policies and procedures, as well as amend and supplement the existing code of conduct to ensure the compliance with Section 406 of Sarbanes-Oxley Act; and

4.           We intend to retain the services of outside counselors to advise us on the SEC disclosure requirements.

We believe that we are taking the steps necessary for remediation of the significant deficiencies identified above, and we will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.

Changes in Internal Controls over Financial Reporting

Other than the remediation measures described above, there were no changes in our internal controls over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Brian Lin qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market standards. The Company’s Board of Directors has also determined that Mr. Lin and the other members of the Audit Committee are all “independent” in accordance with the applicable NASDAQ Capital Market standards.

Item 16B.	Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s employees, including its principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. A copy of the Code of Business Conduct and Ethics was filed as an exhibit to our 2006 Annual Report. In addition, the Company has posted this information on its website at www.eFuture.com.cn. The Company will provide any person a copy of its Code of Business Conduct and Ethics, without charge, upon request. Such request should be addressed to:

eFuture Information Technology Inc.
8F Topnew Tower
15 Guanghua Road
Chaoyang District
Beijing 100026, People’s Republic of China
Attention: Secretary

Item 16C.	Principal Accountant Fees and Services

Audit Fees

We paid Grant Thornton Hong Kong and Hansen, Barnett & Maxwell’s fees in the aggregate amounts of $135,000 and $100,000 for the annual audit of our financial statements for fiscal years 2008 and 2007, respectively.  All fees paid in 2008 were paid to Grant Thornton Hong Kong, and all fees paid in 2007 were paid to Hansen, Barnett & Maxwell.

Audit Related Fees

We paid Hansen, Barnett & Maxwell nil and $15,000 for audit-related services for fiscal years 2008 and 2007, respectively. These audit-related fees consisted of services related to our registration statement on Form F-3 filing to register the placement agent warrants from the IPO and services related to our acquisition of Crownhead and Royalstone.

Tax Fees

We did not pay Grant Thornton Hong Kong and Hansen, Barnett & Maxwell any fees for tax services for fiscal years 2008 and 2007, respectively.

Pre-Approval Policies

Our Audit Committee has the sole authority to approve all audit engagement fees and terms, and the Audit Committee, or as member of the Audit Committee, must pre-approve any audit and non-audit service provided to the Company by the Company’s independent auditor.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

Our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market.

PART III
Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The consolidated financial statements of eFuture Information Technology Inc. are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (1)
1.2	Amended and Restated Memorandum of Association of the Registrant (1)
1.3	Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (1)
2.1	Specimen Certificate for Ordinary Shares (1)
4.1	Securities Purchase Agreement dated as of March 13, 2007 by and among the Company, Capital Ventures International (“CVI”), Hudson Bay Fund, LP (“HBF”) and Hudson Bay Overseas Fund, Ltd. (“HBOF”) (2)
4.2	Registration Rights Agreement, dated March 13, 2007 by and among the Company, CVI, HBF and HBOF (2)
4.3	Form of Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (2)
4.4	Form of Series A Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (2)
4.5	Form of Series B Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (2)
4.6	Acquisition of Beijing Wangku Hutong Information Technology Co., Ltd. (3)
4.7	Acquisition of Crownhead Holdings Ltd. and Royalstone System Integrated Co., Ltd (4)
8.1	Subsidiaries of the Registrant (5)
12.1	Section 302 Certification of Adam Yan (5)
12.2	Section 302 Certification of Yu Ping (5)
13.1	Section 906 Certification of Adam Yan (5)
13.2	Section 906 Certification of Yu Ping (5)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 333-126007).
(2)	Incorporated by reference to the Registrant’s Current Report on Form 6-K (File No. 001-33113) filed with the SEC on March 15, 2007.
(3)	Incorporated by reference to the Registrant’s Current Report on Form 6-K (File No.) filed with the SEC on May 21, 2007 (File No. 011-33113).
(4)	Incorporated by reference to the Registrant’s Current Report on Form 6-K (File No.) filed with the SEC on August 15, 2007 (File No. 011-33113).
(5)	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 12th day of October, 2009.

EFUTURE INFORMATION TECHNOLOGY INC.

By:	/s/ Adam Yan
Name:	Adam Yan
Title:	Chairman and Chief Executive Officer

Date: October 12, 2009

S-1

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
eFuture Information Technology, Inc.

We have audited the accompanying consolidated balance sheet of eFuture Information Technology, Inc. and subsidiaries (the "Company") as of December 31, 2008, and the related consolidated statement of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of eFuture Information Technology, Inc. and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON
GRANT THORNTON
Hong Kong
October 12, 2009

HANSEN, BARNETT & MAXWELL, P.C.	Registered with the Public Company Accounting Oversight Board A Member of the Forum of Firms
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of eFuture Information Technologies, Inc..

We have audited the accompanying consolidated balance sheet of eFuture Information Technologies, Inc. and subsidiaries as of December 31, 2007, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eFuture Information Technologies, Inc. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 16, the accompanying consolidated financial statements have been restated for the effects of the following errors identified in the Company’s consolidated financial statements for the year ended December 31, 2007: an understatement of revenue on certain software maintenance contracts, failure to apply step acquisition accounting, improper timing of recognition for contingent acquisition payments, improper calculation of deferred tax liabilities, understatement of payroll accruals, and improper recording of convertible notes.

	/s/	HANSEN, BARNETT & MAXWELL, P.C.
HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
June 24, 2008, except for Note 16,
as to which the date is October 12, 2009

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2007	2008	2008
	(Restated)
ASSETS
Current assets
Cash and cash equivalents	¥67,227,348	¥60,787,734	$8,909,891
Trade receivables, less allowance for doubtful accounts of ¥4,695,898 and
¥4,743,679($695,299), respectively	17,259,965	19,468,029	2,853,504
Refundable value added tax	3,691,035	2,755,702	403,914
Deposits	156,695	-	-
Advances to employees	3,576,947	3,205,953	469,909
Advances to suppliers	657,724	198,752	29,132
Notes receivable - related party	3,000,000	-	-
Other receivables	576,965	2,229,535	326,791
Prepaid expenses	862,653	735,083	107,744
Inventory and work in process	5,749,951	2,879,250	422,023
Total current assets	102,759,283	92,260,038	13,522,908
Non-current assets
Long-term investments	4,264,433	654,192	95,887
Deferred loan costs	7,557,383	1,182,588	173,336
Property and equipment, net of accumulated depreciation of ¥5,191,489 and
¥3,020,838($442,776), respectively	2,065,040	3,605,458	528,466
Intangible assets, net of accumulated amortization of ¥19,799,245 and
¥34,704,373($5,086,753), respectively	47,217,193	49,875,082	7,310,382
Goodwill	45,013,827	91,284,735	13,379,954
Total non-current assets	106,117,876	146,602,055	21,488,025
Total assets	¥208,877,159	¥238,862,093	$35,010,933

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2007	2008	2008
	(Restated)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	¥3,845,873	¥5,646,259	$827,594
Other payable	844,753	11,097,702	1,626,632
Accrued expenses	4,626,683	6,873,703	1,007,505
Accrued interest	278,420	-	-
Taxes payable	8,976,305	7,933,734	1,162,878
Advances from customers	13,025,978	22,839,530	3,347,678
Royalstone acquisition obligation	19,818,925	6,416,970	940,560
Health field acquisition obligation	3,300,000	594,000	87,065
Proadvancer System acquisition obligation	-	29,958,518	4,391,135
BFuture acquisition obligation	-	392,877	57,585
Deferred tax, current portion	1,098,063	1,553,197	227,658
Total current liabilities	55,815,000	93,306,490	13,676,290
Long-term liabilities
3%-10% ¥6,822,500 ($1,000,000) convertible note payable, net of ¥6,796,432
($996,179) of unamortized discount	90,771	26,068	3,821
Derivative liabilities	46,521,310	5,111,417	749,200
Minority shareholder interests	-	204,414	29,962
Deferred tax	3,237,309	5,458,232	800,033
Total long-term liabilities	49,849,390	10,800,131	1,583,016
Shareholders’ equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares
authorized; 2,924,702 shares and 3,362,241 shares outstanding, respectively	1,811,589	2,039,196	298,893
Additional paid-in capital	137,261,443	173,054,651	25,365,284
Statutory reserves	3,084,020	3,084,020	452,037
Accumulated deficit	(38,944,283)	(43,422,395)	(6,364,587)
Total shareholders’ equity	103,212,769	134,755,472	19,751,627
Total liabilities and shareholders’ equity	¥208,877,159	¥238,862,093	$35,010,933

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2006	2007	2008	2008
		(Restated)
Revenues
Software sales	¥29,832,720	¥42,076,411	¥66,215,769	$9,705,499
Hardware sales	11,403,473	16,198,402	26,655,967	3,907,067
Service fee income	6,607,337	26,646,180	46,991,766	6,887,764
Total Revenues	47,843,530	84,920,993	139,863,502	20,500,330

Cost of revenues
Cost of software	7,665,866	15,648,282	22,928,605	3,360,733
Cost of hardware	10,548,649	12,601,230	21,989,087	3,223,025
Cost of service fee income	1,887,676	6,965,367	20,247,922	2,967,816
Amortization of acquired technology	-	8,231,375	13,308,030	1,950,609
Amortization of software costs	2,727,198	2,889,118	3,632,744	532,465
Total Cost of Revenue	22,829,389	46,335,372	82,106,388	12,034,648

Gross Profit	25,014,141	38,585,621	57,757,114	8,465,682

Operating Expenses
Research and development	527,219	816,479	6,512,776	954,602
General and administrative	7,298,980	19,192,286	40,488,964	5,934,623
Selling and distribution expenses	9,210,975	12,014,601	20,792,618	3,047,654
Total Operating Expenses	17,037,174	32,023,366	67,794,358	9,936,879

Profit/(loss) from operations	7,976,967	6,562,255	(10,037,244)	(1,471,197)

Interest income	141,230	3,533,326	1,424,029	208,725
Interest expense	(13,471)	(2,813,489)	(1,246,780)	(182,745)
Interest expenses - amortization of discount on notes payable	-	(22,415)	(33,212)	(4,868)
Interest expenses - amortization of deferred loan costs	-	(2,114,685)	(978,204)	(143,379)
Income/(loss) on investments	-	985,085	(3,552,902)	(520,763)
Gain on derivatives	-	10,324,874	33,122,465	4,854,887
Loss on extinguishment of convertible notes	-	(39,504,662)	(22,529,233)	(3,302,196)
Foreign currency exchange gain	-	544,173	368,127	53,958
Profit/(loss) before tax	8,104,726	(22,505,538)	(3,462,954)	(507,578)
Income tax expense/(benefit)	-	946,704	(810,744)	(118,834)
Minority interest in profit/(loss) of consolidated subsidiary	-	32,520	(204,414)	(29,962)
Net Income/(loss)	8,104,726	(21,526,314)	(4,478,112)	(656,374)
Other comprehensive income/(loss)
Foreign currency translation adjustment	(491,079)	491,079	-	-
Comprehensive Income/(loss)	¥7,613,647	¥(21,035,235)	¥(4,478,112)	$(656,374)

Earnings/(loss) per ordinary share
Basic	¥4.80	¥(8.01)	¥(1.39)	$(0.20)
Diluted	¥4.43	¥(8.01)	¥(1.39)	$(0.20)
Basic Weighted-average Shares Outstanding	1,689,434	2,687,380	3,214,466	3,214,466
Fully-Diluted Weighted-average Shares Outstanding	1,831,258	2,687,380	3,214,466	3,214,466

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Chinese Yuan (Renminbi)
			Additional		Accumulated Other
	Ordinary Shares		Paid-in	Statutory	Comprehensive	Accumulated
	Shares	Amount	Capital	Reserves	Income/(loss)	Deficit	Total
Balance as of January 1, 2006	1,500,000	¥938,550	¥33,592,443	¥3,084,020	¥-	¥(25,522,695)	¥12,092,318
Issuance of ordinary shares and warrants for cash, net of offering costs	1,133,500	709,231	44,133,793	-	-	-	44,843,024
Net income for the year	-	-	-	-	-	8,104,726	8,104,726
Foreign currency translation adjustment	-	-	-	-	(491,079)	-	(491,079)
Balance as of December 31, 2006	2,633,500	¥1,647,781	¥77,726,236	¥3,084,020	¥(491,079)	¥(17,417,969)	¥64,548,989
Conversion of convertible notes	200,080	113,445	47,305,512	-	-	-	47,418,957
Issuance of ordinary shares in Royalstone acquisition	71,122	39,223	8,516,738	-	-	-	8,555,961
Warrants exercised	20,000	11,140	1,049,852	-	-	-	1,060,992
Issuance of options to employees	-	-	2,663,105	-	-	-	2,663,105
Net loss for the year	-	-	-	-	-	(21,526,314)	(21,526,314)
Foreign currency translation adjustment	-	-	-	-	491,079	-	491,079
Balance as of December 31,2007(Restated)	2,924,702	¥1,811,589	¥137,261,443	¥3,084,020	¥-	¥(38,944,283)	¥103,212,769
Conversion of convertible notes	210,526	108,518	14,834,371	-	-	-	14,942,889
Issuance of ordinary shares in Health Field acquisition	6,184	3,192	590,808	-	-	-	594,000
Issuance of ordinary shares in Royalstone acquisition	66,035	34,158	6,382,812	-	-	-	6,416,970
Issuance of ordinary shares in Proadvancer acquisition	83,944	43,357	7,255,788	-	-	-	7,299,145
Warrants exercised	70,850	38,382	3,619,526	-	-	-	3,657,908
Issuance of options to employees	-	-	3,109,903	-	-	-	3,109,903
Net loss for the year	-	-	-	-	-	(4,478,112)	(4,478,112)
Balance as of December 31,2008	3,362,241	¥2,039,196	¥173,054,651	¥3,084,020	¥-	¥(43,422,395)	¥134,755,472

	U.S. Dollars

			Additional		Accumulated Other
	Ordinary Shares		Paid-in	Statutory	Comprehensive	Accumulated
	Shares	Amount	Capital	Reserves	Income/(loss)	Deficit	Total
Balance as of January 1, 2008(Restated)	2,924,702	$265,532	$20,118,936	$452,037	$-	$(5,708,213)	$15,128,292
Conversion of convertible notes	210,526	15,905	2,174,331	-	-	-	2,190,236
Issuance of ordinary shares in Health Field acquisition	6,184	468	86,597	-	-	-	87,065
Issuance of ordinary shares in Royalstone acquisition	66,035	5,007	935,553	-	-	-	940,560
Issuance of ordinary shares in Proadvancer acquisition	83,944	6,355	1,063,509	-	-	-	1,069,864
Warrants exercised	70,850	5,626	530,528	-	-	-	536,154
Issuance of options to employees	-	-	455,830	-	-	-	455,830
Net loss for the year	-	-	-	-	-	(656,374)	(656,374)
Balance as of December 31, 2008	3,362,241	$298,893	$25,365,284	$452,037	$-	$(6,364,587)	$19,751,627

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2006	2007	2008	2008
		(Restated)
Cash flows from operating activities:
Net income (loss)	¥8,104,726	¥(21,526,314)	¥(4,478,112)	$(656,374)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	679,876	500,633	891,183	130,624
Amortization of intangible assets	2,727,198	11,120,493	16,940,774	2,483,074
Impairment of intangible assets	-	-	2,143,290	314,150
Amortization of discount on notes payable	-	22,413	33,212	4,868
Amortization of deferred loan costs	-	2,114,685	978,204	143,379
Gain on derivatives	-	(10,324,873)	(33,122,465)	(4,854,887)
Loss on extinguishment of convertible notes	-	39,504,662	22,529,233	3,302,196
Investment (income)/loss	-	(985,085)	3,552,902	520,762
Loss on disposition of property and equipment	-	-	385,995	56,577
Provision for doubtful debt	-	2,585,988	2,340,706	343,086
Provision for loss in inventory and work in process	-	-	1,449,542	212,465
Compensation expense for options issued to employees	-	2,663,105	3,109,903	455,830
Deferred taxes	-	(946,704)	481,774	70,615
Foreign exchange loss	-	(652,397)	(2,222,996)	(325,833)
Minority interest	-	(32,520)	204,414	29,962
Change in assets and liabilities:
Accounts receivable	(664,562)	(13,788,696)	(2,526,441)	(370,310)
Refundable value added tax	72,593	(1,220,094)	935,333	137,095
Deposits	466,458	(111,752)	156,695	22,967
Advances to employees	(162,781)	(2,378,346)	370,994	54,378
Advances to suppliers	(334,840)	(214,694)	991,888	145,385
Other receivables	60,552	537,784	136,565	20,017
Prepaid expenses	(66,189)	(291,548)	305,014	44,707
Inventories	25,277	265,645	1,421,159	208,305
Trade payables	208,096	1,827,696	1,230,861	180,412
Other payables	-	(1,013,731)	7,269,063	1,065,454
Accrued expenses	(101,711)	1,570,905	2,360,449	345,980
Accrued interest	-	278,420	(278,420)	(40,809)
Taxes payable	(482,309)	2,437,452	(1,084,826)	(159,007)
Advances from customers	2,116,454	4,575,302	4,542,952	665,878
Net cash provided by operating activities	¥12,648,838	¥16,518,429	¥31,048,845	$4,550,948

Cash flows from investing activities:
Purchases of property and equipment	(537,340)	(527,743)	(1,618,331)	(237,205)
Payments for intangible assets	(3,818,597)	(7,151,309)	(2,930,247)	(429,498)
Long-term investments	-	(4,475,216)	-	-
Acquisition of business	-	(53,188,175)	(28,278,247)	(4,144,851)
Loan to Guarantor	800,000	-	-	-
Amounts due from a related party	-	(3,000,000)	-	-
Net cash used in investing activities	¥(3,555,937)	¥(68,342,443)	¥(32,826,825)	$(4,811,554)

See the accompanying notes to consolidated financial statements.

 EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2006	2007	2008	2008
		(Restated)
Cash flows from financing activities:
Issuance of ordinary shares for cash, net of
offering costs paid	47,128,495	-	-	-
Proceeds from exercise of warrants	-	1,060,992	3,657,908	536,154
Issuance of convertible notes	-	69,079,430	-	-
Payment of make-whole obligation	-	(10,015,958)	(8,054,079)	(1,180,517)
Repayment of short-term loans	(2,800,000)	-	-	-
Net cash provided by (used in) financing activities	44,328,495	60,124,464	(4,396,171)	(644,363)
Effect of exchange rate changes on cash	(791,476)	(2,537,839)	(265,463)	(38,910)
Net increase (decrease) in cash	52,629,920	5,762,611	(6,439,614)	(943,879)
Cash and cash equivalents at beginning of year	8,834,817	61,464,737	67,227,348	9,853,770

Cash and cash equivalents at end of year	¥61,464,737	¥67,227,348	¥60,787,734	$8,909,891

Supplemental cash flow information
Interest paid	¥66,593	¥510,282	¥1,525,200	$223,554

Non-cash Investing and Financing Activities
Acquiring assets by assuming payment obligation	-	¥23,118,925	¥36,813,365	$5,395,876
Conversion of convertible notes	-	¥36,473,000	¥27,273,200	$3,997,538
Issuance of common stock for acquisition	-	¥8,555,961	¥14,310,115	$2,097,488

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization–eFuture Information Technology, Inc. (the “Company” or “eFuture Cayman”) is a Cayman Islands Corporation. Its wholly owned subsidiary eFuture (Beijing) Tornado Information Technology, Inc. is a Beijing foreign investment enterprise in the People’s Republic of China (the “PRC”). In August, 2007, eFuture (Beijing) Tornado Information Technology Inc. was renamed as eFuture (Beijing) Royalstone Information Technology Inc. (“eFuture Beijing”). As of December 31, 2008 and 2007, eFuture Information Technology, Inc. effectively controlled two variable interest entities (“VIEs”), the details of which are as follows (see note 11):

•	Beijing Wangku Hutong Information Technology Co., Ltd. (“Wangku”), variable interest acquired on May 14, 2008, and
•	Beijing Fuji Biaoshang Information Technology Co., Ltd. (“Biaoshang”), variable interest acquired on October 24, 2007.

Nature of Operations – The Company is mainly engaged in developing and selling Enterprise Resource Planning (ERP) software and providing ONE-STOP solutions for distribution, retail and logistics businesses focused on the supply chain front market for manufacturers, retailers, distributors and third party logistics, and in providing the related system integration service and technical training services. Systems integration services involve system design and system implementation through the application of the software as well as ongoing technical supporting services. Revenues are generated solely from sales to customers in China.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Translating Financial Statements – The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company’s functional currency is the Chinese Yuan (Renminbi) and the accompanying consolidated financial statements have been expressed in Chinese Yuan. The consolidated financial statements as of and for the year ended December 31, 2008 have been translated into United States dollars solely for the convenience of the reader. Solely for this purpose, the consolidated financial statements have been translated into U.S. dollars at the rate of ¥6.8225 = US$1.00, the approximate exchange rate prevailing on December 31, 2008. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

Consolidation - The accompanying consolidated financial statements include the accounts of eFuture Information Technology Inc., its wholly owned subsidiary, eFuture (Beijing) Royalstone Information Technology Inc., and its 51% owned variable interest entities, Fuji Biaoshang Information Technology Co., Ltd., and Wangku Hutong Information Technology Co., Ltd., from the respective dates of their acquisitions. All significant inter-company balances and transactions have been eliminated in consolidation. Our consolidated financial statements for the year ended December 31, 2008 were evaluated for subsequent events through October 12, 2009, the date the consolidated financial statements were issued.

The Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”). Pursuant to FIN 46R, Biaoshang and Wangku are variable interest entities of the Company and the Company is the primary beneficiary of these variable interest entities. Accordingly, these variable interest entities have been consolidated in the Company’s financial statements.

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

Foreign Currency Translation - The Renminbi is the functional currency for all of the Company's subsidiaries. The assets and liabilities of entities whose records are denominated in currencies other than the functional currency are remeasured at the end of the period exchange rates, except non monetary assets, which have been remeasured at historical rates. The statements of operations have been remeasured at average rates of exchange for the period. Gains and losses from remeasurement are recognized as foreign currency exchange gain or loss in the income statement.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Fair Values of Financial Instruments — The carrying amounts reported in the consolidated balance sheets for trade receivables, other receivables, advances to suppliers, advances to employees, accounts payable, other payables, accrued liabilities, advances from customers and acquisition obligations approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash and Cash Equivalents – Cash and cash equivalents are comprised of cash on hand and demand deposits with original maturities of no more than three months. As of December 31, 2008 and 2007, ¥60,787,734 and ¥67,227,348, of the Company’s cash and equivalents were maintained in non-US banks or financial institutions.

Trade and Other receivables – Trade receivables are carried at original invoiced amounts less a provision for doubtful accounts. In estimating the provision for doubtful accounts, we consider the aging of the accounts receivable, trends within and ratios involving the age of the accounts receivable, the nature of the receivable, our historical provision for doubtful accounts, the credit worthiness of the customer, and the economic conditions of the customer's industry as well as general economic conditions, among other factors.

Other receivables consist of miscellaneous items arising from transactions with non-trade customers.

Inventory and Work in Process – Inventory is comprised of purchased software available for resale and other consumable materials. Inventory is stated at the lower of average cost or net realizable value. Work in process consists of costs incurred on contracts that have not been completed. In the year ended December 31, 2008 the Company modified its inventory costing method to allocate labor and overhead costs to each project based on actual labor hours incurred to improve the method of allocation of overhead to contracts. The Company determined that the impact of this change on our income from operations, net income, and inventory for the year ended December 31, 2008 was not available since it was impractical to evaluate the effect of applying this change retrospectively, as complete labor records for prior periods were not available.

Deferred Offering Costs – The Company capitalizes direct and incremental costs associated with the acquisition of equity financing, which will be netted against the actual equity proceeds. If the equity offering is abandoned, the deferred offering costs will be charged to expense.

Long-term Investments – The Company accounts for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. For equity investments over which the Company does not have significant influence, cost method accounting is used.

Valuation of Long-lived Assets - The Company evaluates long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” When such events occur, the Company assesses the recoverability of the assets group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the assets group, if any, is less than the carrying value of the assets group. If the Company identifies an impairment, the Company reduces the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Intangible Assets - Computer Software Costs and Research and Development – The Company charges all development costs to research and development until technological feasibility has been established. Technological feasibility is established when a detail program design or working model is completed. After reaching technological feasibility, additional software costs are capitalized until the software is available for general release to customers. The estimated useful life of capitalized software development expenditures is the shorter of four years or the estimated period of realization of revenue from the related software.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Accounting for Impairment of Goodwill - Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Under Statement of Financial Accounting Standards No. 142, Goodwill and Other intangible Assets, goodwill is subject to an annual impairment test. If an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount, an interim impairment test is performed between annual tests. The impairment test includes a comparison of estimated discounted cash flows associated with the asset’s carrying amount. If the fair value is less than the carrying amount of the asset, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. In the second step, the implied fair market value of goodwill is estimated and compared to the carrying amount. If the carrying amount of goodwill exceeds its implied fair market value, an impairment loss equal to this excess is recorded. The recorded loss cannot exceed the carrying amount of goodwill.

Revenue Recognition – The Company recognizes revenue when it is realized and earned. The Company considers revenue realized or realizable and earned when (1) it has persuasive evidence of an arrangement, (2) delivery has occurred, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Delivery does not occur until products have been shipped or services have been provided to the client and the client has signed a completion and acceptance report, risk of loss has transferred to the client, client acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

The Company provides the following products and services: self-developed software, purchased software, purchased hardware, system design and integration, and value-added services, including post contract maintenance, technical support, and eServices.

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

Hardware

Revenue from hardware sales is recognized when the product is shipped to the customer and when there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Services

Value-added service

The Company provides system integration which involves the design and development of complex IT systems to the customer’s specifications. These services are provided on a fixed-price contract and the contract terms are generally short term. Revenue is recognized on the completed contract method when delivery and acceptance is determined by a completion report signed by the customer.

The Company offers telephone and minimal on-site support to its customers. Revenue from maintenance and technical support is recognized over the period of the agreement.

eService

The Company provides eServices including B2B service which helps link local and overseas suppliers to stores throughout China and help efficiently exchange new product supply and demand information between potential suppliers and retailers, and SaaS service which serves the retail distribution industry in China by bringing retailer’s suppliers onto a platform, allowing them to exchange business information, arrange payments online and access purchase orders, returns, payment status, inventory levels and analysis of sales data. Revenue is recognized over the period of the agreement.

Advances From Customers - Amounts collected related to projects that have yet to be completed and unearned amounts billed to customers related to post-contract maintenance agreements are deferred until earned.

Cost of Revenues – Costs associated with contracts are deferred and recognized as inventory and work in process until the services are completed, the products and software are installed and delivered to and accepted by the customer. When the criteria for revenue recognition have been met, costs incurred are recognized as cost of revenue. Cost of revenues include wages, materials, handling charges, and other expenses associated with the development of IT systems to customers’ specifications, the cost of purchased hardware and software, and costs related to technical support services. Amortization of capitalized software costs and costs of acquired technology are included in the cost of revenue.

Advertising Costs - Advertising costs are expensed when incurred. Total advertising expense was ¥280,891, ¥430,757, and ¥546,585 ($80,115) for the years ended December 31, 2006, 2007 and 2008, respectively.

Income Taxes - The Company recognizes income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by SFAS no. 109.

The Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109,” on January 1, 2008. FIN 48 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company did not incur a cumulative effect adjustment upon adoption of FIN 48 nor did the standard have a material impact on the Company’s financial statements for the years ended December 31, 2007 and 2008.

In general, the PRC tax authorities have up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2004-2008 remain open to examination by the respective taxing jurisdictions.

Convertible debt and embedded derivatives - The Company applies APB No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” to determine the classification of its convertible debt.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The Company identifies any embedded derivative instruments that may be contained within its convertible debt instruments in accordance with the provisions of SFAS No. 133 and records the fair value of such derivatives separately from the value of the host instrument. Changes in the fair value of the derivative instruments are recorded in the statements of operations and comprehensive income for each reporting period. The fair value of the embedded derivative is bifurcated from the host contract at inception and is recorded as a discount to the face value of the convertible debt. The discount is amortized as additional finance cost over the period of the debt.

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

The number of anti-dilutive shares excluded from the calculation of diluted net income (loss) per share was as follows as of December 31, 2006, 2007 and 2008:

	Years ended December 31,
	2006	2007	2008
Stock options and warrants	-	774,989	462,794
Contingent issuable shares in acquisition obligation	-	138,807	150,174
Issuable shares from Convertible notes	-	200,080	52,631
Total anti-dilutive shares	-	1,113,876	665,599

The following table is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings (loss) per share and the weighted-average ordinary shares outstanding for the years ended December 31, 2006, 2007 and 2008:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2006	2007	2008	2008
		(Restated)
Net income (loss)	¥8,104,726	¥(21,526,314)	¥(4,478,112)	$(656,374)
Basic weighted-average ordinary shares outstanding	1,689,434	2,687,380	3,214,466	3,214,466
Effect of dilutive securities:
Stock options and warrants	141,824	-	-	-
Diluted weighted-average ordinary shares outstanding	1,831,258	2,687,380	3,214,466	3,214,466
Basic earnings (loss) per share	¥4.80	¥(8.01)	¥(1.39)	$(0.20)
Diluted earnings (loss) per share	¥4.43	¥(8.01)	¥(1.39)	$(0.20)

Stock-Based Compensation – Effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. SFAS 123R also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (the vesting period). Prior to the Company adopting SFAS 123R, stock-based compensation plans were accounted for under Accounting Principles Board Opinion ("APB") No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under APB 25, generally no compensation expense is recorded when the terms of the award are fixed and the exercise price of the employee stock option equals or exceeds the fair value of the underlying stock on the date of grant. The Company adopted the disclosure-only provision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

For options granted subsequent to the adoption date of SFAS 123R on January 1, 2006, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Company recognizes the relevant share-based compensation expenses over the requisite service period.

Recently Enacted Accounting Standards - On January 1, 2008, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” (“SFAS 157”) as it relates to financial assets and financial liabilities. In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157,”(“FSP FAS 157-2”) which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year-end entities. SFAS 157 and FSP FAS 157-2 were effective for financial statements issued for fiscal years beginning after November 15, 2007.

SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with US GAAP, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions. The adoption of SFAS 157, as it relates to financial assets and financial liabilities, had no material impact on the Company’s financial statements.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP FAS 157-3”). This FSP clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The Company determined that the adoption did not have any impact on its consolidated balance sheets, statements of operations, or disclosures.

 On January 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option) with changes in fair value reported in earnings. The adoption of SFAS 159 had no impact on the Company’s financial statements as management did not elect the fair value option for any financial instruments other than cash or any other assets and liabilities.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any non-controlling interest at their fair values as of the acquisition date. SFAS 141(R) also requires that acquisition-related costs be recognized separately from the acquisition. SFAS 141(R) is effective for us for fiscal year 2009. We expect the impact to be limited to any business combination transaction that occurs after December 31, 2008.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of Useful Life of Intangible Assets” (“FSP FAS 157-3”). FSP FAS 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The guidance for determining the useful life of intangible assets included in this FSP will be applied prospectively to intangible assets acquired after December 31, 2008.

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, which clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s non-convertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for the Company as of January 1, 2009 and will have to be applied retrospectively to all periods presented. The Company does not expect this to have a material impact on its consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

In June 2008, the FASB issued EITF Issue No. 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”. This EITF is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of SFAS No. 133 “Accounting for Derivatives and Hedging Activities” specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF No.07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. The Company does not expect this to have a material impact on its consolidated financial statements.

In June 2008, the FASB issued EITF Issue No. 08-4, “Transition Guidance for Conforming Changes to Issue No. 98-5”. The objective of this EITF is to provide transition guidance for conforming changes made to EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, that result from EITF No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Issue is effective for financial statements issued for fiscal years ending after December 15, 2008. Early application is permitted. The Company does not expect this to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”), or SFAS 160. This statement affects the entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company currently has an interest of 15% in a joint venture company, considering the investment is not material, the adoption will not have material impact on the Company’s consolidated financial statements.

Business Segments – In accordance with SFAS No. 131, “Disclosures about segments of an Enterprise and Related Information” (“SFAS 131”), the Company’s chief operating officer relies upon consolidated results of operations when making decisions about allocating resources and assessing performance of the Company.  Additionally, the Company does not distinguish between markets or segments for the purpose of internal reporting. Therefore, no business segment information has been presented.

NOTE 3. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2007	2008	2008
	(Restated)
Trade accounts receivable	¥21,955,863	¥24,211,708	$3,548,803
Allowance for doubtful accounts	(4,695,898)	(4,743,679)	(695,299)
Trade accounts receivable, net	¥17,259,965	¥19,468,029	$2,853,504

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2007	2008	2008

Movements in allowance for doubtful accounts
Balance at the beginning of the year	¥2,109,910	¥4,695,898	$688,296
Provision for the year	2,585,988	2,340,706	343,086
Write-offs	-	(2,292,925)	(336,083)
Balance at the end of the year	¥4,695,898	¥4,743,679	$695,299

NOTE 4. INVENTORY AND WORK IN PROCESS

Inventory and work in process consisted of the following at December 31, 2007 and 2008:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2007	2008	2008
Work in process	¥5,658,249	¥2,842,262	$416,601
Other inventory	91,702	36,988	5,422
Total inventory	¥5,749,951	¥2,879,250	$422,023

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

Motor vehicles	5 Years
Leasehold improvements - shorter of	3 Years or Lease Term
Office equipment	4 Years
Communication equipment	4 Years
Software	4 Years

Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales or retirements are included in the consolidated statements of operations in the year of disposition as general and administrative expenses.

Depreciation expense was ¥679,876, ¥500,633 and ¥891,183 ($130,624) for the years ended December 31, 2006, 2007, and 2008, respectively.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Property and equipment consisted of the following at December 31, 2007 and 2008:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2007	2008	2008

Motor vehicles	¥352,113	¥1,056,762	$154,894
Leasehold improvements	433,394	403,394	59,127
Office equipment	5,602,699	4,599,800	674,210
Communication equipment	232,974	15,700	2,301
Software	635,349	550,640	80,710
Total	7,256,529	6,626,296	971,242
Less: Accumulated depreciation	(5,191,489)	(3,020,838)	(442,776)
Property and equipment, net	¥2,065,040	¥3,605,458	$528,466

NOTE 6. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are as follows for the year ended December 31, 2008:

	Chinese Yuan (Renminbi)		U.S. Dollars
	2007	2008	2008
	(Restated)
Balance as of January 1	¥-	¥45,013,827	$6,597,849
Goodwill acquired	45,013,827	46,270,908	6,782,105
Balance as of December 31	¥45,013,827	¥91,284,735	$13,379,954

 Intangible assets consist of the following at December 31, 2008:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationship	4.48 years	¥36,747,048	¥9,927,364	¥26,819,684	$3,931,064
Contract backlog	7.67 months	9,089,998	7,296,665	1,793,333	262,856
Non-compete	2.42 years	1,399,999	611,107	788,892	115,631
Software	5 years	9,137,686	3,665,027	5,472,659	802,149
Distributor network	15 years	3,463,000	134,672	3,328,328	487,846
Internally generated software	4 years	22,291,724	13,069,538	9,222,186	1,351,731
Trademark	Indefinite	2,450,000	-	2,450,000	359,106
Balance at of December 31,2008		¥84,579,455	¥34,704,373	¥49,875,082	$7,310,383

In 2008, management identified impairment on certain internally generated software as well as software acquired through acquisitions as they are not expected to generate future revenue, or be sellable to a third party. These intangibles were significantly aged, and no further capital investment for upgrades is planned as the software does not fit the Company's development strategy going forward. As a result, impairment expense of ¥2,143,290 was recognized for the year ended December 31, 2008. There was no impairment expense recognized for the year ended December 31, 2006 and 2007.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Amortization expense for the years ended December 31, 2006, 2007 and 2008 was ¥2,727,198, ¥11,120,493, ¥16,940,774 ($2,483,074), respectively. Estimated aggregate amortization expense as of December 31, 2008 for the succeeding five years ending December 31, is as follows:

	Chinese Yuan
	(Renminbi)	U.S. Dollars

2009	¥15,729,349	$2,305,511
2010	13,625,505	1,997,143
2011	10,195,672	1,494,419
2012	5,183,696	759,794
2013	516,867	75,759
Thereafter	2,173,993	318,650

Research and development costs for the years ended December 31, 2006, 2007 and 2008 were ¥527,219, ¥816,479 and ¥6,512,776 ($954,603), respectively.

NOTE 7. OTHER PAYABLES

Other payables consisted of the following at December 31, 2007 and 2008:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2007	2008	2008
Social welfare accrual	¥-	¥7,229,212	$1,059,613
Others	844,753	3,868,490	567,019
Total other payables	¥844,753	¥11,097,702	$1,626,632

NOTE 8. ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31, 2007 and 2008:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2007	2008	2008
	(Restated)
Accrued payroll	¥3,217,159	¥6,010,380	$880,964
Other accruals	1,409,524	863,323	126,541
Total accrued expenses	¥4,626,683	¥6,873,703	$1,007,505

NOTE 9. STOCKHOLDERS’ EQUITY (DEFICIT)

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

Ordinary Shares – During October 2006 the Company closed its initial public offering of 1,133,500 ordinary shares at ¥47.27 per share under the terms of the offering and realized gross proceeds of ¥53,581,679 before cash offering costs of ¥8,738,655. In addition, the Company issued the placement agents warrants to purchase 113,350 shares of common stock at ¥56.19 per share for a period of five years. The Company accounted for the warrants as an additional offering cost. On December 21, 2007, warrants to purchase 20,000 ordinary shares were exercised. The Company received ¥1,060,992 proceeds and recorded ¥1,049,852 additional paid-in capital. On October 3, 2007, $5,000,000 of convertible notes was converted into 200,080 ordinary shares at a conversion price of $24.99 per share; the Company recorded ¥47,305,512 additional paid-in capital for this conversion. In connection with the Royalstone acquisition, the Company issued 71,122 ordinary shares on December 31, 2007 as part of the satisfaction of the purchase obligation.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

On January 3, January 7, March 19 and May 5 of 2008, warrants to purchase 20,000, 16,675, 16,675 and, 17,500 ordinary shares were exercised by the placement agents of the initial public offering, respectively. The Company received ¥3,657,907 proceeds and recorded ¥3,619,526 additional paid-in capital. In July and August of 2008, $4,000,000 of convertible notes was converted into 210,526 ordinary shares at a conversion price of $19 per share; the Company recorded ¥14,834,371 additional paid-in capital for this conversion. In connection with the Royalstone acquisition, the Company issued 66,035 ordinary shares on September 1, 2008 as part of the satisfaction of the purchase obligation, and finally, the company issued 83,944 and 6,184 ordinary shares on September 1, 2008 and November 25, 2008 to the Proadvancer and Healthfield acquisition, respectively.

Statutory Reserves – According to the Articles of Association, the Company is required to transfer a certain portion of its net profits, as determined under PRC accounting regulations, to both the surplus reserve fund and the public welfare fund. There were no transfers to these reserve funds in 2002 or 2003. In 2004 and 2005, the Company transferred to these funds ¥678,779 and ¥820,539, respectively. There was no change in statutory reserves for the years ended December 31, 2006, 2007, and 2008. As of December 31, 2008, the amount comprising the surplus reserve fund was ¥2,056,013; the amount comprising the public welfare fund was ¥1,028,007.

Stock Options – During 2002, the Company granted stock options to purchase 62,499 shares of ordinary shares to employees and directors. Options were granted for a term of ten years and vest over a five year period.

On January 31, 2007, the Company issued employee stock options to purchase 65,875 ordinary shares to its employees and directors with an exercise price of $25.42. On September 17, 2007, the Company issued employee stock options to purchase 65,800 employee stock options with an exercise price of $11.71. Options granted during the year ended December 31, 2007 were granted for a term of ten years and vest over a five year period. Plans are administered by the Company’s Nominee and Compensation Committee. The Nominee and Compensation Committee has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. The Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholder approval.

The fair value of this option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Set One	Set Two
Grant date	January 31, 2007	September 17, 2007
Expected life	6.5 years	6.5 years
Risk-free interest rate	4.82%	4.32%
Expected volatility	75%	75%
Expected dividend yield	0%	0%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Compensation cost which is based on the fair value of options granted is recognized on a straight line basis over the service period.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

A summary of the options issued by the Company as of December 31, 2008 is as follows:

		Weighted Average	Average Remaining	Aggregate
		Exercise Price	Contractual Term	Intrinsic
	Options	Per Share	(in years)	Value
Outstanding on January 1, 2008	194,174	$14.30
Granted	-	-
Exercised	-	-
Canceled	7,608	$14.30

Outstanding on December 31, 2008	186,566	$14.30	1.86	2,196,294

Exercisable on December 31, 2008	100,924	$10.99	1.37	245,613

There were no options issued by the Company for the year 2008 nor any stock options exercised during the year.

A summary of the status of the Corporation’s non-vested shares as of December 31, 2008 is presented below:

		Weighted-Average
Nonvested Shares	Shares	Grant-Date Fair Value
Nonvested at January 1, 2008	111,006	$23.34
Granted	-	-
Vested	(25,315)	23.34
Canceled	-	-
Nonvested at December 31, 2008	85,691	$23.34

The unrecognized share-based compensation cost related to stock option expense at December 31, 2008 was ¥ 9,852,155 and will be recognized over a weighted average of 3.1 years.

The share-based compensation costs during the years ended December 31, 2008, 2007 and 2006 were ¥3,109,903, ¥2,663,105 and nil, respectively.

NOTE 10. ACQUISITIONS

Proadvancer

On April 8, 2008, the Company acquired Proadvancer Systems Inc. (“Proadvancer) for an aggregate price of ¥22,498,006 in cash and ¥22,498,006 in the Company’s ordinary shares. Proadvancer is a logistics software and services provider in Mainland China and other areas of Asia. Proadvancer leverages a decade of experience in logistics operations as well as advanced logistics planning theory and professional information and project management technology personnel to provide comprehensive logistics services to many top 100 retailers in China.

We have allocated our investment basis to Proadvancer’s assets and liabilities as of the acquisition date based on the estimated fair values of such assets and liabilities on such date, and the excess of our investment basis over the fair values of such identifiable net assets has been allocated to goodwill. For financial reporting purposes, we have accounted for Proadvancer as part of our consolidated operations since April 8, 2008.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The following table summarizes the allocation of the purchase price for Proadvancer’s net assets acquired at fair value:

Purchase Price
Value of shares to acquire Proadvancer	¥22,498,006
Cash consideration	22,498,006
¥44,996,012

Less: Fair Value of identifiable assets acquired:
Current assets	¥1,797,949
Fixed assets	75,094
¥1,873,043

Plus: Fair value of liabilities assumed:
Current liabilities	¥574,487
Deferred taxes	2,194,283
¥2,768,770

Excess of cost over fair value of net assets acquired-intangible assets and goodwill	¥45,891,739

The excess cost of the fair value of the net assets acquired has been allocated to the following identifiable intangibles, and the remaining amount of ¥30,561,739 has been recorded as goodwill:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationship	3 years	¥7,990,000	¥1,775,556	¥6,214,444
Contract backlog	2 years	2,690,000	896,667	1,793,333
Non-compete	2 years	360,000	120,000	240,000
Software	5 years	4,290,000	572,000	3,718,000
Balance as of December 31,2008		¥15,330,000	¥3,364,223	¥11,965,777

Pursuant to the purchase agreement, the Company is subject to pay a contingent payment of ¥10,000,000 in the Company’s ordinary shares if the audited net income of Proadvancer for the year ending December 31, 2009 reaches ¥10,500,000. Were this contingency to materialize, this payment would be recorded as an increase to goodwill.

Crownhead and Royalstone

On July 31, 2007, the Company completed the acquisition of Crownhead and its subsidiary, Royalstone, a leading retail software and service provider in China, for an aggregate price of ¥58,285,976 in cash and ¥24,809,902 in the Company’s ordinary shares contingent upon Crownhead and Royalstone meeting certain earnings targets during the 17 month period from August 1, 2007 to December 31, 2008. The acquisition has been accounted for under the purchase method of accounting.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The following table summarizes the allocation of the purchase price for Crownhead and Royalstone’s net assets acquired at fair value as of July 31, 2007:

Purchase Price
Value of shares to acquire Crownhead and Royalstone	¥18,392,932
Cash consideration	58,285,967
¥76,678,899

Less: Fair Value of identifiable assets acquired:
Current assets	¥3,678,877
Fixed assets	994,224
¥4,673,101

Plus: Fair value of liabilities assumed:
Current liabilities	¥2,073,553
Deferred taxes	5,282,076
¥7,355,629

Excess of cost over fair value of net assets acquired-intangible assets and goodwill	¥79,361,427

The excess cost of the fair value of the net assets acquired has been allocated to the following identifiable intangibles, and the remaining amount of ¥38,241,427 has been recorded as goodwill:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationship	5 years	¥28,280,000	¥8,012,670	¥20,267,330
Contract backlog	0.5 years	6,400,000	6,400,000	-
Non-compete	3 years	1,040,000	491,107	548,893
Software	5 years	2,950,000	1,422,488	1,527,512
Trademark	Indefinite	2,450,000	-	2,450,000
Balance as of December 31,2008		¥41,120,000	¥16,326,265	¥24,793,735

The Company recorded ¥19,818,925 as Royalstone acquisition obligation as of December 31, 2007 which included a contingent purchase price of ¥3,420,000 as at December 31, 2007 as Crownhead and Royalstone met the earnings targets during the period from August 1, 2007 to December 31, 2007. During 2008, the company settled the contingent purchase price by paying ¥1,539,000 in cash and ¥1,710,000 in shares.  The Company accrued an additional contingent payment of ¥6,416,970 as of December 31, 2008 upon Crownhead and Royalstone meeting the earnings targets for the year ended December 31, 2008. This was considered additional purchase consideration and recorded as an increase to goodwill.

NOTE 11. VARIABLE INTEREST ENTITIES AND OTHER LONG-TERM INVESTMENT

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Under contractual agreements with the Company, employees who are shareholders of the variable interest entities are required to transfer their ownership in these entities to the Company, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of the variable interest entities are assigned to the Company, and the Company has the right to designate all directors and senior management personnel of the variable interest entities. Employees who are shareholders of the variable interest entities have pledged their shares in the variable interest entities as collateral for the loans. As of December 31, 2008, the aggregate amount of these loans was ¥10,762,679.

As of December 31, 2008 the Company effectively controlled two variable interest entities, Biaoshang and Wangku, which have been consolidated in the Company's financial statements.

Wangku

Wangku Hutong Information Technology, Co. Ltd., (“Wangku”) is a Web enabler of China Yellow Pages and a B2B e-Business service provider. In May, 2007, the Company purchased 20% of Wangku’s equity interest at a price of ¥3,000,000 through Xuejun Zhang, an employee of the Company.

The following table summarizes the allocation of the purchase price for the proportionate share of Wangku’s net assets acquired at fair value:

Purchase Price
Cash to acquire 20% of Wangku	¥3,000,000

Less: Fair Value of identifiable assets acquired:
Current assets	¥846,792
Fixed assets	203,136
¥1,049,928

Plus: Fair value of liabilities assumed:
Current liabilities	¥445,796
¥445,796

Excess of cost over fair value of net assets acquired-intangible assets and goodwill	¥2,395,868

The excess cost over the fair value of the net assets acquired has been allocated ¥1,200,000 to distributor network, the only identifiable intangible asset, as of the date of the acquisition. The remaining amount of ¥1,195,868 was recorded as goodwill.

Goodwill and the intangible asset are not deductible for tax purposes. The intangible asset, except for goodwill, is being amortized over its estimated useful life as described above from the date of acquisition and was recorded against our equity in earnings. Wangku generated net income of ¥6,038,135 for the period from June 1 to December 31, 2007 and our 20% equity ownership accounted for investment income of ¥1,207,627 by equity method.

Prior to purchase accounting adjustments, Wangku generated net loss of ¥14,489,530 for the period from January 1 to May 13, 2008 and our 20% equity ownership accounted for investment loss of ¥2,929,636 by equity method.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

On May 14, 2008, the Company gained effective control over an additional 31% of Wangku for ¥6,762,679 in cash. The acquisition of Wangku has been accounted for as a step acquisition business combination in fiscal year 2008. We have allocated our investment basis to our pro rata share of Wangku’s assets and liabilities at each significant acquisition date based on the estimated fair values of such assets and liabilities on such dates, and the excess of our investment basis over the adjusted estimated fair values of such identifiable net assets has been allocated to goodwill. For financial reporting purposes, we have accounted for Wangku using the equity method through May 2008, and as a consolidated subsidiary thereafter.

The following table summarizes the allocation of the 31% purchase price for the proportionate share of Wangku’s net assets acquired at fair value at the date of acquisition:

Purchase Price
Cash to acquire an additional 31% of Wangku	¥6,762,679

Less: Fair Value of identifiable assets acquired:
Current asstes	¥1,321,761
Fixed assets	372,403
¥1,694,164

Plus: Fair value of liabilities assumed:
Current liabilities	¥3,465,288
Non-current liabilities	2,799,519
¥6,264,807

Excess of cost over fair value of net assets acquired-intangible assets and goodwill	¥11,333,322

The excess cost over the fair value of the net assets acquired of ¥2,263,000 has been allocated to distributor network, the only identifiable intangible asset, as of the date of the acquisition, and the remaining amount of ¥9,070,322 was recorded as goodwill.

In 2008, Wangku realized a net loss of ¥3,675,205 for the period from June 1 to December 31, 2008 , which was consolidated into the Company’s statements of operations.

Biaoshang

Biaoshang was incorporated in the PRC in 2000 and engages in B2B business to connect retailers to their suppliers, enabling them to share information and manage work processes in China. On October 24, 2007, the Company effectively controlled 51% of the interest in Biaoshang through Tingchao Zhao, an employee of the Company. Before the transaction, Peter Jiang held 100% equity interest in Biaoshang. Then Peter Jiang sold 51% of the equity interest to Tingchao Zhao, while Peter Jiang held the remaining 49%.

In 2007 and 2008, Biaoshang realized a net loss of ¥253,099 and a net profit of ¥564,148 , which were consolidated into the Company’s statements of operations after the minority interest of ¥32,520 and ¥204,414, respectively.

Pursuant to the equity interest transfer agreement between Peter Jiang and Tingchao Zhao, the Company is subject to pay a contingent payment of ¥ 392,877 since the audited net income for the six month period ended June 30, 2008 was more than ¥300,000. This was considered additional purchase consideration and recorded as an increase to goodwill.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(b) Other long-term investment

Other long-term investment includes the investment in which the Company does not have the ability to exercise significant influence (generally, when the Company has an investment of less than 20% ownership) and for which there is not a readily determinable fair value, is accounted for using the cost method. Dividends and other distributions of earnings from investee, if any, are included in income when declared.

On March 5, 2007, the Company entered into an agreement with three other parties to establish a new company: Beijing Kubang Fuji New Media Technology Limited Company (“Kubang”). Kubang is an advertising company, specializing in new media advertising, customer behavior research and business data mining. The total paid-in capital of Kubang is ¥5,000,000; the Company contributed ¥1,500,000 and so held 30% of the equity interest. Kubang realized a net loss of ¥741,806 in 2007 and the Company recognized an investment loss on Kubang of ¥222,642 for the year ended December 31, 2007 by applying the equity method of accounting.

On August 28, 2008, Kubang raised an additional ¥5,000,000 as paid in capital and consequently the Company's equity interest was diluted from 30% to 15% at which point the Company determined it did not have significant influence on the management of Kubang. From January 1, 2008 through August 28, 2008, in applying the equity method of accounting the Company recognized an investment loss on Kubang of ¥623,266. Subsequent to August 28, 2008, the Company accounted for the 15% interest under the cost method. The carrying value of the investment was ¥654,192 and ¥1,277,458 as of December 31, 2008 and 2007, respectively.

NOTE 12. RELATED PARTY TRANSACTIONS

On August 3, 2008, the Company renewed its one-year loan of ¥3,000,000 to Wangku in support of its business development. The loan carries an annual interest of 6%. Interest is payable 20 days after each calendar quarter. The loan was due on August 2, 2009 and the Company has since granted a one-year extension to be paid on an installment basis.  The Company acquired control over Wangku during the current period and the loan balance eliminates at the consolidated level.

NOTE 13. INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIEs in the PRC. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.  Before 2008, Enterprises with foreign investment and foreign enterprises doing business in the People’s Republic of China (“PRC”) were generally subject to Enterprise Income Tax (“EIT”) at a rate of 30% and a local income tax at a rate of 3%; however, due to the Company’s location in a State Standard High Technology Development Zone, the Company was granted a certification of High Technology Enterprise and was taxed at a 15% federal rate for taxable income generated after 2001 and was exempt from local tax.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008 and has replaced the previous separate income tax laws for domestic enterprises and FIEs by adopting an unified 25% enterprise income tax rate applicable to all resident enterprises in China, including FIEs and foreign enterprises operating in the PRC, except for certain entities that are eligible to tax holidays and entities enjoying tax holidays under the Previous IT Law grandfathered by the New EIT Law. In accordance with the implementation rules of the New EIT Law, a qualified “High and New Technology Enterprise” under the New EIT Law will be granted the preferential tax rate of 15%. This preferential tax rate is subject to annual government approval. eFuture Beijing is recognized as “High and New Technology Enterprise” under the New EIT Law by relevant authorities effective from fiscal year 2008. Therefore, eFuture Beijing enjoyed the reduced EIT rate of 15%.  Biaoshang and Wangku were subject to a 25% tax rate in 2008.

Under the New EIT Law, dividends paid by a FIE to any of its foreign non-resident enterprise investors are subject to a 10% withholding tax, which were exempt under the Previous IT Law. Thus, the dividends, if and when payable by eFuture Beijing to eFuture Cayman, would be subject to 10% withholding tax. A lower tax rate will be applied if such foreign non-resident enterprise investor’s jurisdiction of incorporation has signed a tax treaty or arrangement for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income with China. Furthermore, pursuant to the interpretation under Article 4 of Cai Shui [2008] Circular No. 1 of the New EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The New EIT Law stipulates that a resident enterprise, which includes an enterprise established outside of the PRC with management and control located in the PRC, will be subject to PRC income tax on its worldwide income. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%. The Company will continue to monitor its tax status.

Profit/(loss) before tax for the years ended December 31, 2008, 2007 and 2006 was taxed in the following jurisdictions:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2006	2007	2008	2008
		(Restated)
PRC	¥8,396,431	¥19,505,557	7,830,387	$1,147,730
Cayman Islands	(291,705)	(42,011,095)	(11,293,341)	(1,655,308)
Profit/(Loss) before tax	¥8,104,726	¥(22,505,538)	¥(3,462,954)	$(507,578)

The provision (benefit) from income taxes is as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2006	2007	2008	2008
		(Restated)
Current tax before benefit of operating
loss carry forwards	¥1,332,590	¥2,761,443	¥672,476	$98,567
Benefit of operating loss carry forwards	(1,332,590)	(2,761,443)	(343,506)	(50,349)
Current tax	-	-	328,970	48,218
Deferred tax	-	(946,704)	481,774	70,616
Total provision for income taxes	¥-	¥(946,704)	¥810,744	118,834

The reconciliation of income tax (benefit) computed by applying the statutory income tax rate to pre-tax income (loss) to the actual tax (benefit) is as follows:
	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2006	2007	2008	2008
		(Restated)
Income tax computed at
statutory tax rate	¥2,431,418	¥(6,751,661)	(865,739)	$(126,895)
Non-deductible expenses	56,720	12,309,561	3,592,737	526,601
Non-taxable income	-	-	(1,808,246)	(265,042)
Effect of lower actual tax rates	(1,244,069)	(2,778,950)	(600,183)	(87,971)
Valuation allowance	(1,244,069)	(3,725,654)	492,176	72,141
Total income tax	¥-	¥(946,704)	¥810,744	$118,834

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The components of the deferred income tax asset and liabilities were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2007	2008	2008
	(Restated)
Deferred Tax Assets:
Net operating loss carry forwards	¥86,325	¥1,109,413	$162,611
Bad debt allowance and write offs	752,462	621,244	91,058
Inventories	-	1,917,900	281,114
Account receivables	-	640,322	93,854
Accruals and others	-	768,770	112,682
Gross deferred tax assets	838,787	5,057,649	741,319
Valuation allowance	(838,787)	(2,372,086)	(347,686)
Total deferred tax assets	-	2,685,563	393,633

Deferred Tax Liabilities:
Intangible assets	(4,335,372)	(2,175,403)	(318,857)
Advance from customers	-	(7,521,589)	(1,102,468)
Total deferred tax liabilities	(4,335,372)	(9,696,992)	(1,421,325)

Net deferred tax liabilities	¥(4,335,372)	¥(7,011,429)	$(1,027,692)

At December 31, 2008, the Company had the following operating loss carry forwards that will expire, if unused:

Expire
December 31:
2009	3,070,131
2010	370,653
2011	-
2012	-
2013	2,373,180
¥5,813,964

NOTE 14. CONVERTIBLE NOTES AND WARRANTS - DERIVATIVE FINANCIAL INSTRUMENTS

On March 13, 2007, the Company closed a Securities Purchase Agreement (the “Agreement”) with three funds affiliated with two institutional investors, pursuant to which the Company raised ¥77,410,000 by issuing $10,000,000 of senior convertible notes along with Series A warrants and Series B warrants.

In connection with the issuance, the Company incurred ¥17,627,511 of loan costs, including ¥8,330,570 in cash and ¥9,296,941of warrants issued to the placement agent. Proceeds, net of cash loan costs, were ¥69,079,430. The Company is amortizing the loan costs over the period the convertible notes are outstanding.

The convertible notes are due on March 12, 2012 and bear interest per annum as below, payable quarterly:

Period	Interest Rate
March 13, 2007-March 12, 2008	3%
March 13, 2008-March 12, 2009	5%
March 13, 2009-March 12, 2010	7%
March 13, 2010-March 12, 2012	10%

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The convertible notes were initially convertible into 400,160 ordinary shares of the Company at $24.99 per share. Pursuant to the Agreement, the conversion price was reset to $19.00 per share on June 11, 2008 since the market price of the Company’s common stock was below $19.00 at that day. The maximum number of Ordinary Shares into which the Convertible Notes were convertible, based on a conversion Floor Price of $19.00 per share, was 526,316 Shares. If the Company fails to convert timely, the Company shall pay damages to the Holder for each Trading Day of such Conversion Failure in an amount equal to 1.5% of the product of the sum of the number of Ordinary Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and the Closing Sale Price of the Ordinary Shares on the Share Delivery Date.

The Agreement contains an optional redemption right whereby if the market price of the ordinary shares for any thirty consecutive trading days following the optional redemption eligibility date exceeds 150% of the conversion price $24.99 on the issuance date (subject to appropriate adjustments for share splits, share dividends, share combinations and other similar transactions after the subscription date) and there has been no equity conditions failure, the Company has the right to redeem all or any portion of the remaining unconverted notes.

The Agreement also contains a Make-Whole provision which guarantees the payment of the present value of the interest that, but for the applicable conversion or redemption, would have been paid to the holder through the maturity date minus the amount of interest already paid to the holder through the conversion date or optional redemption date.

The Series A warrants are exercisable by the holder within five years on any day on or after September 9, 2007 for an aggregate of 184,077 Shares, at an initial price of $28.25 per ordinary share, subject to adjustment. Series B warrants have expired since they had a one year life and were exercisable on any day on or after September 9, 2007 to purchase an aggregate of 230,097 ordinary shares, with an initial exercise price of $24.99 per Share. Warrants were also issued to the Placement Agent to purchase 73,291 ordinary shares of the Company, exercisable by the Holder within five years on any day on or after September 9, 2007 at an initial price of $24.99. The Series A Warrants, Series B Warrants and Placement Agent Warrants contain a Cashless provision that if at any time following one calendar year from the Date of Issuance a Registration Statement is not available for the resale of such Unavailable Warrant Shares, the Holder may exercise this Warrant in whole or in part and elect instead to receive upon such exercise the "Net Number" of Ordinary Shares determined according to the defined formula.

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

We identified the following instruments and derivatives requiring valuation and accounting under the relevant guidance applicable to financial derivatives:

•  Conversion price reset feature
•  Company’s optional early redemption right
•  Make-whole provision
•  Warrants with exercise price reset feature

We identified the conversion price reset feature, our optional early redemption right and the make-whole provision within the Convertible Notes to represent embedded derivatives. These embedded derivatives were bifurcated from the host debt contracts and accounted for as derivative liabilities in accordance with EITF 00-19. The conversion price reset feature, our optional early redemption right and the make-whole provision within the Convertible Notes were bundled together as a single hybrid compound instrument in accordance with SFAS No. 133 Derivatives Implementation Group Implementation Issue No. B-15, “Embedded Derivatives: Separate Accounting for Multiple Derivative Features Embedded in a Single Hybrid Instrument.”

We identified the ordinary share warrants to be detachable derivatives. The warrant exercise price reset provision was identified as an embedded derivative within the ordinary share warrants. The ordinary share warrants and the embedded warrants exercise price reset provision were accounted for as a separate single hybrid compound instrument.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The single compound embedded derivative within convertible notes was recorded at fair value at the date of issuance (March 13, 2007). We utilized a third party valuation firm to determine the fair value of the single compound embedded derivatives under the following methods: The fair value of the compound embedded derivative was determined using the Monte Carlo method when the conversion price was adjustable, and by the binomial tree model when the conversion price effectively became fixed, subsequent to the price reset on June 11, 2008.

The fair value of these derivatives was determined to be ¥87,775,199 and was recorded as a derivative liability at inception. The debt discount amount of ¥77,255,180 is being accreted through charges to the statement of operations using the effective interest method over the period of the note obligations. At December 31, 2008 and 2007, the fair value of the derivatives was ¥5,111,417 and ¥46,521,310, respectively. The gain on derivatives for the year ended December 31, 2008 and 2007 was ¥33,122,465 and ¥10,324,874, respectively.

The fair value of Series A warrants and Series B warrants at the issuance date was ¥38,619,849 and the fair value of Placement Agent warrants was ¥9,296,941, computed using Black- Scholes pricing model based upon the following assumptions: future estimated volatility of 100%, risk-free interest rate of 4.41% and 4.9%, estimated life of 5.5 years, and 0% dividend yield.

On October 3, 2007, one of the investors converted ¥37,529,400 ($5,000,000) of the convertible notes to 200,080 ordinary shares. Pursuant to the terms of the Note, the Company paid ¥11,239,036 under the Make-Whole provision of the Note. Upon conversion the Company recognized a loss on extinguishment of the convertible notes of ¥39,504,662. This is recorded as a non-operating expense in the consolidated statement of operations and comprehensive income (loss).

In July and August of 2008, another investor converted ¥27,326,700 ($4,000,000) of the convertible notes to 210,526 ordinary shares. Pursuant to the terms of the Note, the Company paid ¥8,054,079 under the Make-Whole provision of the Note. Upon conversion the Company recognized a loss on extinguishment of ¥22,529,233. This is recorded as a non-operating expense in the consolidated statement of operations and comprehensive income (loss). No warrants have been exercised in the transactions.

NOTE 15. OTHER NOTES PAYABLE AND CONTINGENCIES

Operating Lease Agreements – Operating lease commitments include the commitments under the lease agreements for the Company’s office premises. The Company leases office facilities in Beijing, Guangzhou and Shanghai under non-cancelable operating leases with various expiration dates. The amounts of commitments for non-cancelable operating leases in effect at December 31, 2008, were as follows:

	Chinese Yuan
	(Renminbi)	U.S. Dollars
2009	¥2,241,674	$328,570
2010	631,207	92,518
Total	¥2,872,881	$421,088

The Company incurred rental expense, of ¥1,625,148, ¥2,207,402 and ¥4,591,404, during the years ended December 31, 2006, 2007 and 2008, respectively. All leases agreements have different lease period, ranging from 1 year to 4 years.

Software Infringement Indemnity – Standard software license agreements contain an infringement indemnity clause under which the company agrees to indemnify and hold harmless customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringements by their software products. The terms constitute a form of guarantee that is subject to the provisions of Financial Accounting Standards Board Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others.” The estimated liability under the guarantee is zero as of December 31, 2007 and 2008.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Litigation – In August 2002, the Company was sued for the termination of contracts between the Company and another party. The other party sued for costs and losses in the amount of ¥665,500 ($82,464). The case was resolved on September 26, 2008 and the Company is liable to pay ¥403,300. The Company recorded this amount as other payables at December 31, 2008.

NOTE 16. ADJUSTMENTS TO PREVIOUSLY REPORTED FINANCIAL STATEMENTS

Several errors were identified in the Company’s consolidated financial statements for the year ended December 31, 2007.  As a result, certain amounts in the consolidated financial statements were corrected from the amounts previously reported.

The nature of these errors included a net understatement of revenue on certain software maintenance contracts, failure to apply step acquisition accounting, improper timing of recognition for contingent acquisition payments, improper calculation of deferred tax liabilities, understatement of payroll accruals, and improper recording of convertible notes.

The convertible notes, issued on March 13, 2007, contained beneficial conversion feature and a make-whole provision that were originally recorded at their intrinsic values according to EITF 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments." The Series A Warrants, Series B Warrants and Placement Agent Warrants issued in connection to these notes were recorded as equity instruments at their grant date fair value.

It was subsequently determined that the make-whole provision, beneficial conversion feature, and Series A and B warrants contained provisions that triggered derivative treatment under SFAS 133 "Accounting for Derivatives.” Adjustments were subsequently made to record the make-whole provision, beneficial conversion feature, and optional early redemption right as a bundled derivative liability. The Series A Warrants, Series B Warrants and Placement Agent Warrants were considered separable instruments and recorded as a separate derivative liability. Changes in the fair values of these derivatives are recorded as gains and losses on derivatives in the consolidated statement of operations.

Pursuant to paragraph 26 of Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”), the effect of the correction on each financial statement line item for all identified errors was as follows:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Reconciliation of Consolidated Balance Sheet and Consolidated Statements of Operations for the year ended December 31, 2007

	Note	Previously reported December 31, 2007	Correction of Errors	December 31, 2007 (Restated)

ASSETS
Current assets
Cash and cash equivalents		¥67,227,348	¥	¥67,227,348
Trade receivables, less allowance for doubtful accounts	a	16,409,333	850,632	17,259,965
Refundable value added tax		3,691,035		3,691,035
Deposits		156,695		156,695
Advances to employees		3,576,947		3,576,947
Advances to suppliers		657,724		657,724
Notes receivable - related party		3,000,000		3,000,000
Other receivables		576,965		576,965
Prepaid expenses		862,653		862,653
Inventory		5,749,951		5,749,951
Total current assets		101,908,651		102,759,283

Non-current assets
Long-term investments	b	5,460,301	(1,195,868)	4,264,433
Deferred loan costs	c	4,847,633	2,709,750	7,557,383
Property and equipment, net of accumulated depreciation		2,065,040		2,065,040
Intangible assets, net of accumulated amortization		47,217,193		47,217,193
Goodwill	d	46,814,929	(1,801,102)	45,013,827
Total non-current assets		106,405,096		106,117,876

Total assets		¥208,313,747		¥208,877,159

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable		¥3,845,873		¥3,845,873
Other payable		844,753		844,753
Accrued expenses	e	3,395,790	1,230,893	4,626,683
Accrued interest		278,420		278,420
Taxes payable		8,976,305		8,976,305
Advances from customers		13,025,978		13,025,978
Royalstone acquisition obligation, current portion	f	16,398,925	3,420,000	19,818,925
Health Field acquisition obligation		3,300,000		3,300,000
Make-whole obligation, current portion	g	1,164,116	(1,164,116)	-
Deferred tax, current portion	h	-	1,098,063	1,098,063
Total current liabilities		51,230,160		55,815,000

Long-term liabilities
Royalstone acquisition obligation, net of current portion		6,416,970	(6,416,970)	-
Make-whole obligation, net of current portion	g	9,290,082	(9,290,082)	-
3% - 10% convertible note payable, net of unamortized discount	i	10,419,491	(10,328,720)	90,771
Derivative liabilities	j	-	46,521,310	46,521,310
Deferred tax, net of current portion	k	5,282,076	(2,044,767)	3,237,309
Total long-term liabilities		31,408,619		49,849,390

Shareholders’ equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 2,924,702 shares outstanding		1,811,589		1,811,589
Additional paid-in capital	l	165,678,075	(28,416,632)	137,261,443
Statutory reserves		3,084,020		3,084,020
Accumulated deficit	m	(44,898,716)	5,954,433	(38,944,283)
Total shareholders’ equity		125,674,968		103,212,769
Total liabilities and shareholders’ equity		¥208,313,747		¥208,877,159

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

	Note	Previously reported December 31, 2007	Correction of Errors	December 31, 2007 (Restated)
Revenues
Software sales	a	¥41,360,165	¥716,246	¥42,076,411
Hardware sales		16,198,402		16,198,402
Service fee income	a	26,511,794	134,386	26,646,180
Total Revenues		84,070,361		84,920,993

Cost of Revenue
Cost of software	e	15,412,948	235,334	15,648,282
Cost of hardware	e	12,587,418	13,812	12,601,230
Cost of service fee income	e	6,857,161	108,206	6,965,367
Amortization of acquired technology		8,231,375		8,231,375
Amortization of software costs		2,889,118		2,889,118
Total Cost of Revenue		45,978,020		46,335,372

Gross Profit		38,092,341		38,585,621

Operating Expenses
Research and development	e	436,923	379,556	816,479
General and administrative	e	18,957,385	234,901	19,192,286
Selling and distribution expenses	e	11,755,517	259,084	12,014,601
Total Operating Expenses		31,149,825		32,023,366

Profit from operations		6,942,516		6,562,255

Interest income		3,533,326		3,533,326
Interest expense	n	(841,277)	(1,972,212)	(2,813,489)
Interest expense- amortization of discount on notes payable	o	(31,320,836)	31,298,421	(22,415)
Interest expense- amortization of deferred loan costs	p	(6,610,234)	4,495,549	(2,114,685)
Income on investments		985,085		985,085
Gain on derivative liabilities	q	-	10,324,874	10,324,874
Loss on extinguishment of convertible notes	r	-	(39,504,662)	(39,504,662)
Foreign currency exchange gain/(loss)	s	(201,847)	746,020	544,173
Loss before taxation		(27,513,267)		(22,505,538)

Income tax	t	-	946,704	946,704
Minority interest in loss of consolidated subsidiary		32,520		32,520

Net loss		¥(27,480,747)	¥5,954,433	¥(21,526,314)

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Explanation of the effect of the correction of errors
(a)	Understatement of maintenance revenue

(b)	Reclassification of goodwill due to application of step-up acquisition accounting to the 20% Wangku purchase

(c)	Understatement of convertible note issuance costs due to derivative accounting

(d)	Goodwill	RMB
	Overstated contingent consideration related to the acquisition of Crownhead and Royalstone	(2,996,970)
	Reclassification of goodwill due to application of step-up acquisition accounting to the 20% Wangku purchase	1,195,868
	Decrease in goodwill	(1,801,102)

(e)	Understatement of accrued payroll

(f)	Overstatement of contingent considerations in Crownhead and Royalstone acquisition obligation.

(g)	Reversal of make-whole obligation, which was subsequently identified as an embedded derivative and recorded as a derivative liability

(h)	Reclassification of current portion of deferred tax liabilities to current liabilities

(i)	Understatement of unamortized debt discount due to the application of derivative accounting to the make-whole obligation, optional redempton feature, conversion feature , and series A and B warrants

(j)	Recognition of derivative liabilities

(k)	Deferred tax	RMB
	Reclassification of current portion to current liabilities	(1,098,063)
	Recognition of amortization of deferred tax liabilities in statement of operations	(946,704)
	Decrease in deferred tax liabilities, net of current portion	(2,044,767)

(l)	Effect of accounting for derivatives identified in convertible note and warrants

(m)	Accumulated deficit	RMB
	Understatement of revenue on first year maintenance service that recognised upon the expiration of maintenance term	850,632
	Understatement of accrued payroll	(1,230,893)
	Amortization of deferred tax liabilities	946,704
	Effect of accounting for derivatives in convertible notes and warrants	5,387,990
	Decrease in accumulated deficit	5,954,433

(n)	Understatement of interest expense in convertible notes

(o)	Overstatement of amortization of discount on notes payable which is partially included in the loss on extinguishment of convertible notes

(p)	Overstatement of amortization of deferred loan costs which is partially included in the loss on extinguishment of convertible notes

(q)	Recognition of gain on derivative liabilities

(r)	Recognition of loss on extinguishment of convertible notes due to derivative accounting treatment

(s)	Understatement of foreign currency exchange gain due to derivative accounting treatment

(t)	Recognition of amortization of deferred tax liabilities

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE 17. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Parent Company Only Condensed Balance Sheets
	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2007	2008	2008
	(Restated)
ASSETS
Current assets
Cash and cash equivalents	¥41,848,057	¥3,836,317	$562,304
Other receivables	129,332	120,959	17,729
Advances to employees	-	52,956	7,762
Prepaid expense	291,784	267,215	39,167
Total current assets	42,269,173	4,277,447	626,962

Non-current assets
Investment in and receivables due from subsidiaries	50,939,163	64,649,549	9,475,932
Long-term investment	2,986,975	-	-
Intangible assets, net of accumulated amortization of
¥ 6,981,305 ($957,051) and ¥ 18,054,442 ($2,646,309), respectively	29,167,695	31,549,463	4,624,326
Goodwill	44,637,178	80,927,975	11,861,924
Deferred loan cost	7,557,383	1,182,588	173,336
Total non-current assets	135,288,394	178,309,575	26,135,518
Total assets	¥177,557,567	¥182,587,022	$26,762,480

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accrued expense	-	434,076	63,624
Accrued interest	278,420	-	-
Royalstone acquisition obligation	19,818,925	6,416,970	940,560
Healthfield acquisition obligation	3,300,000	594,000	87,065
Proadvancer System acquisition obligation	-	29,958,518	4,391,135
BFuture acquisition obligation	-	392,877	57,585
Deferred tax, current portion	1,098,063	1,553,197	227,658
Total current liabilities	24,495,408	39,349,638	5,767,627

Long-term liabilities
3%-10% ¥6,822,500 ($1,000,000) convertible note payable, net of ¥6,796,432 ($996,179) of unamortized discount	90,771	26,068	3,821
Derivative liabilities	46,521,310	5,111,417	749,200
Deferred tax, net of current portion	3,237,309	3,344,427	490,205
Total long-term liabilities	49,849,390	8,481,912	1,243,226

Shareholders' equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 2,924,702 shares and 3,362,241 shares outstanding, respectively	1,811,589	2,039,196	298,893
Additional paid-in capital	137,261,443	173,054,651	25,365,284
Statutory reserves	3,084,020	3,084,020	452,037
Accumulated deficit	(38,944,283)	(43,422,395)	(6,364,587)
Total shareholders' equity	103,212,769	134,755,472	19,751,627
Total liabilities and shareholders' equity	¥177,557,567	¥182,587,022	$26,762,480

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Parent Company Only Condensed Statements of Operations

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2006	2007	2008	2008
		(Restated)

Operating expenses	¥(401,123)	¥(11,859,795)	¥(16,936,713)	$(2,482,479)
Operating loss	(401,123)	(11,859,795)	(16,936,713)	(2,482,479)

Equity in profit of subsidiary	8,396,431	19,157,816	5,767,873	845,419
Interest income	109,418	3,235,834	672,737	98,606
Interest expense	-	(2,790,550)	(983,924)	(144,218)
Interest expense - amortization of discount on notes payable	-	(22,415)	(33,212)	(4,868)
Interest expense - amortization of deferred loan costs	-	(2,114,685)	(978,204)	(143,379)
Income on investments	-	1,207,627	(2,929,636)	(429,408)
Loss/(Gain) on derivatives	-	10,324,874	33,122,465	4,854,887
Loss on extinguishment of convertible notes	-	(39,504,662)	(22,529,233)	(3,302,196)
Foreign currency exchange loss	-	839,642	349,735	51,262
Net income (loss)	¥8,104,726	¥(21,526,314)	¥(4,478,112)	$(656,374)

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Parent Company Only Condensed Cash Flow Statements

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2006	2007	2008	2008
		(Restated)
Cash flows from operating activities:
Net income (loss)	¥8,104,726	¥(21,526,314)	¥(4,478,112)	$(656,374)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in (profit) loss of subsidiary	(8,396,431)	(19,157,816)	(5,767,873)	(845,419)
Amortization of intangible assets	-	6,981,305	11,281,835	1,653,622
Impairment of intangible assets	-	-	286,000	41,920
Amortization of discount on notes payable	-	22,415	33,212	4,868
Amortization of deferred loan costs	-	2,114,685	978,204	143,379
Gain on derivatives	-	(10,324,874)	(33,122,465)	(4,854,887)
Loss on extinguishment of convertible notes	-	39,504,662	22,529,233	3,302,196
Investment income	-	(1,207,627)	2,929,636	429,408
Expenses paid by subsidiary on behalf of parent	(11,433,110)	-	-	-
Foreign exchange loss	-	93,622	(3,922,302)	(574,907)
Compensation expense for options issued to employees	-	2,663,105	3,109,903	455,830
Deferred taxes	-	(946,704)	406,252	59,546
Changes in assets and liabilities
Other receivables	-	26,033	8,373	1,227
Accrued interest	-	278,420	(278,420)	(40,809)
Prepaid expenses	(330,717)	33,387	24,569	3,601
Accrued expenses	(889,691)	(124,145)	434,076	63,624
Advance to employees	-	-	(52,956)	(7,762)
				-
Net cash used in operating activities	(12,945,223)	(1,569,846)	(5,600,835)	(820,936)

Cash flows from investing activities:
Acuqisition of business	-	(42,858,738)	(27,647,116)	(4,052,344)
Investment in consolidated subsidiaries	-	(987,937)	-	-
Long-term investments	-	(2,975,216)	-	-
				-
Net cash used in investing activities	-	(46,821,891)	(27,647,116)	(4,052,344)

Cash flows from financing activities:
Issuance of ordinary shares for cash, net of offering costs paid	47,128,495	-	-	-
Proceeds from exercise of warrants	-	1,060,992	3,612,727	529,531
Issuance of convertible notes	-	69,079,430	-	-
Payment of make-whole obligation	-	(10,015,958)	(8,054,079)	(1,180,517)
Proceeds from subscription receivable	-	-	-	-

Net cash provided by (used in) investing activities	47,128,495	60,124,464	(4,441,352)	(650,986)

Effect of exchange rate changes on cash	(791,476)	(3,283,859)	(322,437)	(47,261)
Net increase (decrease) in cash	33,391,796	8,448,868	(38,011,740)	(5,571,527)
Cash and cash equivalents at beginning of year	7,393	33,399,189	41,848,057	6,133,830
Cash and cash equivalents at end of year	¥33,399,189	¥41,848,057	¥3,836,317	$562,304

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Basis of presentation
For the purposes of the presentation of eFuture Cayman’s (the parent) condensed financial information, the parent has recorded its investment in eFuture (Beijing) Royalstone Information Technology, Inc., Biaoshang Information Technology Co. Ltd., and Wangku Hutong Information Technology Co. Ltd. under the equity method of accounting as prescribed in APB opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Such investments are presented as “Long-term Investment” in the balance sheets and the profit or loss from the subsidiaries are reflected on the condensed statements of operations as “Equity in profit (loss) of subsidiaries”.
These Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiary, eFuture Beijing, to transfer certain of its net assets to the Company either in the form of dividends, loans, and advances. The amounts restricted include paid-in capital and statutory reserves of eFuture Beijing totaling approximately ¥3,084,020 as of December 31, 2008.