Form 20-F
period 2009-12-31
eFuture Information Technology Inc.
filed 2010-06-29
CIK 1329365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Telephone: +(86 10) 5165-0988
Email: wenj@e-future.com.cn
Facsimile: +(86 10) 5293-7688
8F Topnew Tower, 15 Guanghua Road
Chaoyang District
Beijing, 100026, People’s Republic of China

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class Common stock, par value $0.0756 per share	Name of each exchange on which registered NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2009, there were 3,368,424 shares of the registrant’s Common Stock outstanding.

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
Yes ☐ No ☒

In this Annual Report on Form 20-F, references to “dollars” and “$” are to United States dollars, references to “RMB”, “renminbi” or “yuan” are to the Chinese Yuan, and, unless the context otherwise requires, references to “eFuture,” “we,” “us” and “our” refer to eFuture Information Technology Inc., its consolidated subsidiaries and effectively controlled variable interest entities as defined in Part I of this Annual Report.

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

i

PART I

Unless the context requires otherwise, references in this report to “eFuture,” “the Company,” “we,” “us,” and “our” refer to eFuture Information Technology, Inc. , our wholly-owned subsidiary, eFuture (Beijing) Royalstone Information Technology Inc. (“eFuture Royalstone” or “eFuture Beijing”), and the effectively controlled two variable interest entities (“VIEs”), Beijing Wangku Hutong Information Technology Co., Ltd. (“Wangku”), acquired on May 14, 2008, and Beijing Fuji Biaoshang Information Technology Co., Ltd. (“Biaoshang” or “bFuture”), acquired on October 24, 2007.

Item 1.                  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                  Offer Statistics and Expected Timetable

Not applicable.

Item 3.                  Key Information

A.	Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of income data for the three years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements set forth in ―Item 18 – Financial Statements. The selected consolidated balance sheet data for the year ended December 31, 2007 have been derived from our audited consolidated balance sheet as of December 31, 2007, which is not included in this annual report. The selected consolidated statements of income data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements for the years ended December 31, 2005 and 2006, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP .

	RMB					USD
						For the Year
		For the Year Ended December 31,				Ended
						December 31,
	2005	2006	2007	2008	2009	2009

Total Revenues	¥39,244,001	¥47,843,530	¥84,920,993	¥139,863,502	¥122,267,642	$17,912,311
Profit (Loss) From Operations	5,843,028	7,976,967	6,562,255	(10,037,244)	(29,525,848)	(4,325,561)
Earnings (Loss) From Operations Per Common Stock	4.73	4.72	2.44	(3.12)	(8.78)	(1.29)
Net loss attributable to eFuture
Information Technology	5,470,263	8,104,726	(21,526,314)	(4,478,112)	(25,265,497)	(3,701,416)
Basic Earnings (Loss) Per Share	4.43	4.80	(8.01)	(1.39)	(7.51)	(1.10)
Diluted Earnings (Loss) Per Share	3.50	4.43	(8.01)	(1.39)	(7.51)	(1.10)

	RMB					USD
			As of December 31,			As of December 31,
	2005	2006	2007	2008	2009	2009

Total Assets	¥31,657,674	¥83,025,047	¥208,877,159	¥238,862,093	¥228,537,620	$33,480,951
Total Current Liabilities	(19,565,356)	(18,476,058)	(55,815,000)	(93,306,490)	(106,202,185)	(15,558,708)
Long-term Liabilities	-	-	(49,849,390)	(10,595,717)	(7,970,483)	(1,167,682)
Net Assets	12,092,318	64,548,989	103,212,769	134,755,472	116,260,412	17,032,247
Common Stock	938,550	1,647,781	1,811,589	2,039,196	2,042,384	299,211
Number of Weighted-average Common Stock	938,550	1,689,434	2,687,380	3,214,466	3,362,986

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual financial report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual financial report were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in effect as of December 31, 2009. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China (the “PRC”) imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per US Dollar)
2006	7.8041	7.9723	7.8041	8.0702
2007	7.2946	7.6072	7.2946	7.8127
2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8275	6.8244	6.8299
2010
January	6.8268	6.8269	6.8258	6.8295
February	6.8258	6.8285	6.8258	6.8330
March	6.8258	6.8262	6.8254	6.8270
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8245	6.8310
June (through June 18, 2010)	6.8267	6.8298	6.8267	6.8323

(1) Averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider all of the information in this Annual Report and, in particular, the risks outlined below. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations.

Lingering effects of the global economic crisis, could materially and adversely affect our business, financial condition and results of operations.

Over the last two years, the global economic crisis has affected all areas of business in all the regions we operate in.

While the Chinese economy has begun to show signs of recovery and improvement in recent months, disruptions in orderly financial markets, resulting from, among other factors, severely diminished liquidity and credit availability plus volatile and declining valuations of securities and other investments have caused business and consumer confidence to ebb, business activities to slow down, and unemployment to increase.

We are unable to predict whether the economic downturn has completely subsided. A continuing economic downturn may adversely affect our business in a number of ways, including:

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

•
Additional restructuring and impairment charges.  If we are unable to generate the level of revenues, profits, and cash flow contemplated by our business plan, management will be forced to take further action to focus our business activities and align our cost structure with anticipated revenues. These actions, if necessary could result in additional restructuring charges and/or asset impairment charges being recognized in 2010 and beyond.

Our management has determined that we have material weaknesses in our internal controls over financial reporting.

In connection with the preparation of our annual report on internal control over financial reporting, our management noted that our company has material weaknesses in our internal controls over financial reporting. Specifically, our management noted material weaknesses in our policies regarding (i) controls over the financial reporting processes, (ii) monthly and year end closing processes. See “Item 15T. Controls and Procedures – Management’s Annual Report on Internal Control over Financial Reporting.”

We have taken steps to improve the controls in this area.  Despite these steps, we may experience reportable conditions and significant deficiencies in the future, which, if not remediated, may render us unable to detect in a timely manner misstatements that could occur in our financial statements in amounts that may be material.

Our customers are Chinese companies engaged in the retail and consumer goods industries, and, consequently, our financial performance is dependent upon the economic conditions of these industries.

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

We have generated a significant shareholders’ deficit, and we cannot provide any assurance that our business will be profitable in the future.

Though we achieved profitability from 2004 to 2006, we had an accumulated deficit of RMB 68,687,892 as of December 31, 2009. As of December 31, 2009, our shareholders’ equity was RMB 116,260,412. While we have achieved profitability in previous years, there can be no assurance that we will be able to continue our growth or profitability. Indeed, we had a net loss of RMB 25,265,497 in the fiscal year ended December 31, 2009.

Our recent service fee revenue growth will require our officers to manage our business efficiently while recruiting a significant number of new employees to assist in further development and implementation of our software.

Although we remained stable in service fee revenue in the fiscal year 2009 due to the economic downtown, we believe we are well positioned to extend our track record of growth throughout 2010. We intend to optimize our revenue mix by focusing on generating more service fee income through a wider range and different levels of service. The growth in the size and complexity of our business has placed and is expected to continue to place a significant strain on our management and operations. Continued growth will require us to recruit and hire a substantial number of new employees, including consulting and product development personnel. In particular, our ability to undertake new projects and increase license revenues is substantially dependent on the availability of our consulting personnel to assist in the licensing and implementation of our software solutions. We will not be able to continue to increase our business at historical rates without adding significant numbers of personnel skilled in software implementation and integration. Although we have not incurred significant difficulty in the hiring and training of skilled employees to date, there can be no assurance that we will effectively locate, retain or train additional personnel in the future. If we do not sufficiently increase our integration and implementation workforce over time, we may be required to forego licensing opportunities. Our ability to compete effectively and to manage future growth, if any, also will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis.

Our operating results may seasonally fluctuate, which could cause our results to fall short of expectations.

Our business has historically experienced the highest revenue in the fourth quarter of each year, primarily due to a massive year-end capital purchases by customers. Such factors have resulted in 2009, 2008, and 2007 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the future and that our revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year. As we continue to grow, we expect that the seasonality in our business may cause our operating results to fluctuate.

We are heavily dependent upon the services of technical and managerial personnel who develop and implement our one-stop front-end supply chain total solutions, and we may have to actively compete for their services.

We are heavily dependent upon our ability to attract, retain and motivate skilled technical, managerial and consulting personnel, especially highly skilled engineers involved in ongoing product development and consulting personnel. Our ability to install, maintain and enhance our front-end supply chain total solutions is substantially dependent upon our ability to locate, hire and train qualified personnel. Many of our technical, managerial and consulting personnel possess skills that would be valuable to all companies engaged in software development, and the Chinese software industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. Consequently, we expect that we will have to actively compete with other Chinese software developers for these employees. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our technical, managerial and consulting personnel. Although we have not experienced difficulty locating, hiring, training or retaining our employees to date, there can be no assurance that we will be able to retain our current personnel, or that we will be able to attract and assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the quality of our software products and the effectiveness of installation and training could be materially impaired.

Competition within the Chinese market for our software products is significant.

We believe that while the Chinese market for front-end supply chain total solutions is subject to intense competition, the number of significant competitors is relatively limited, we effectively compete in our market, our competitors occupy a substantial competitive position. There can be no assurance that we will be able to effectively compete in our industry on an ongoing basis.

Our financial performance is dependent upon the sale and implementation of front-end supply chain total solutions and related services, a single, concentrated group of products.

We derive most of our revenues from the license and implementation of software applications for China’s retail and consumer goods industries and providing consulting services. The life cycle of our software is difficult to estimate due in large measure to the potential effect of new software, applications and enhancements (including those we introduce) on the maturation in the China’s retail and consumer goods industries industry. To the extent we are unable to continually improve our front-end supply chain total solutions to address the changing needs of the China’s retail and consumer goods industries front market, we may experience a significant decline in the demand for our programs. In such a scenario, our revenues may significantly decline.

The market for front-end supply chain total solutions is intensely competitive.

Although we believe that we have principal competitive factors in our markets, a number of companies offer competitive products addressing certain of our target markets. In the enterprise systems market, we compete with in-house systems developed by our targeted customers and with third-party developers. In addition, we believe that new market entrants may attempt to develop fully integrated enterprise-level systems targeting the China’s retail and consumer goods industries. Many of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than we do. We cannot guarantee that we will be able to compete successfully against current or future competitors. As a result of this product concentration and uncertain product life cycles, we may not be as protected from new competition or industry downturns as a more diversified competitor.

Our financial performance is directly related to our ability to adapt to technological change and evolving standards when developing and improving our front-end supply chain total solutions.

The software development industry is subject to rapid technological change, changing customer requirements, frequent new product introductions and evolving industry standards that may render existing software obsolete. The life cycles of our software are difficult to estimate. Our software products must keep pace with technological developments, conform to evolving industry standards and address the increasingly sophisticated needs of Chinese retailers, wholesalers, distributors and logistics companies. In particular, we believe that we must continue to respond quickly to users’ needs for broad functionality. While we attempt to upgrade our software every one to two years, we cannot guarantee that our software will continue to enjoy market acceptance. To the extent we are unable to develop and introduce products in a timely manner, we believe that participants in the China’s retail and consumer goods industries will obtain products from our competitors promptly and our sales will correspondingly suffer. In addition, we strive to achieve compatibility between our products and retailing systems platforms that we believe are or will become popular and widely adopted. We invest substantial resources in development efforts aimed at achieving this compatibility. If we fail to anticipate or respond adequately to technology or market developments, we could incur a loss of competitiveness or revenue.

We are substantially dependent upon our key personnel, particularly Adam Yan, our Chairman and Chief Executive Officer.

Our performance is substantially dependent on the performance of our executive officers and key employees. We do not have in place “key person” life insurance policies on any of our employees. The loss of the services of any of our executive officers or other key employees could substantially impair our ability to successfully implement our existing software and develop new programs and enhancements.

As a software-oriented business, our ability to operate profitably is directly related to our ability to develop and protect our proprietary technology.

We rely on a combination of trademark, trade secret, nondisclosure and copyright law to protect our front-end supply chain total solutions, which may afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties, including customers, may attempt to reverse engineer or copy aspects of our software products or to obtain and use information that we regard proprietary. Although we are currently unaware of any unauthorized use of our technology, in the future, we cannot guarantee that others will not use our technology without proper authorization.

Some of our software products are developed on third-party middleware software programs that are licensed by our customers from third parties, generally on a non-exclusive basis. Considering the fact that we believe that there are a number of widely available middleware programs available, we do not currently anticipate that our customers will experience difficulties obtaining these programs. The termination of any such licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in delay in our ability to ship certain of our products while we seek to implement technology offered by alternative sources. Nonetheless, while it may be necessary or desirable in the future to obtain other licenses, there can be no assurance that they will be able to do so on commercially reasonable terms or at all.

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

Our front-end supply chain total solutions may contain integration challenges, design defects or software errors that could be difficult to detect and correct.

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

We may not pay dividends.

We have not previously paid any cash dividends nor do we anticipate paying any dividends on our common stock. Although we achieved profitability from 2004 to 2006, we cannot assure you that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Indeed, we had net losses of RMB 4,478,112 and RMB 25,265,497 in the fiscal years ended December 31, 2008 and 2009, respectively. Furthermore, there is no assurance our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. Under Cayman Islands law, we may only pay dividends from profits or credit from the share premium account (the amount paid over par value, which is $0.0756), and we must be solvent before and after the dividend payment. If we determine to pay dividends on any of our common stock in the future, as a holding company, we will be dependent on receipt of funds from our operating wholly- and partially-owned subsidiaries.

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

The calculation of the value of our assets is based, in part, on the then market value of our common stock, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. We cannot assure you that we will not be a PFIC for any taxable year.

Governmental control of currency conversion may affect the value of our common stock.

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

Fluctuation in the value of the Renminbi may have a material adverse effect on the value of our common stock.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. We rely entirely on dividends and other fees paid to us by our subsidiaries in China. Any significant revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our common stock in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into Renminbi, as the Renminbi is our reporting currency.

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

According to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to enterprise income tax, or EIT, at a uniform rate of 25%. The EIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rates according to the effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises strongly supported by the state,” subject to certain general factors described in the EIT Law and the related regulations.

In December 2008, our subsidiary eFuture Beijing was designated as “High and New Technology Enterprises” under the EIT Law, which entitles it to a preferential EIT rate of 15% from 2008 to 2010. If it fails to maintain the “High and New Technology Enterprises” qualification, its applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Furthermore, we may apply for a refund of the 5% business tax levied on our total revenues derived from our technology consulting services. If the PRC law were to phase out preferential tax benefits currently granted to “High and New Technology Enterprises” or if we ceased to qualify as such, we would be subject to the standard statutory tax rate, which currently is 25%, and we would be unable to obtain business tax refunds for our provision of technology consulting services.

China’s legal system embodies uncertainties that could adversely affect our ability to engage in the development and integration of the front-end supply chain total solutions.

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

Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, by the Companies Law (2007 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law in this area may not be as clearly established as they would be under statutes or judicial precedent in existence in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws. Moreover, our company could be involved in a corporate combination in which dissenting shareholders would have no rights comparable to appraisal rights which would otherwise ordinarily be available to dissenting shareholders of United States corporations. Also, our Cayman Islands counsel is not aware of a significant number of reported class actions or derivative actions having been brought in Cayman Islands courts. Such actions are ordinarily available in respect of United States corporations in U.S. courts. Finally, Cayman Islands companies may not have standing to initiate shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests may be limited if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

As we are a Cayman Islands company and most of our assets are outside the United States, it will be extremely difficult to acquire jurisdiction and enforce liabilities against us and our officers, directors and assets based in China.

We are a Cayman Islands exempt company, and our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association and by the Cayman Islands Companies Law (2007 Revision) and other applicable Cayman Islands laws. Certain of our directors and officers reside outside of the United States. In addition, the Company’s assets are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon our directors or officers and our subsidiaries, or enforce against any of them court judgments obtained in United States courts, including judgments relating to United States federal securities laws. In addition, there is uncertainty as to whether the courts of the Cayman Islands and of other offshore jurisdictions would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or other offshore jurisdictions predicated upon the securities laws of the United States or any state thereof. Furthermore, because the majority of our assets are located in China, it would also be extremely difficult to access those assets to satisfy an award entered against us in United States court.

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

Item 4.                  Information on the Company

A.         History and Development of the Company

We were established as an offshore company incorporated in the Cayman Islands under the Cayman Islands Companies Law on November 2, 2000. eFuture (Beijing) Tornado Information Technology Inc. (“eFuture Tornado”), which was established as a domestic Chinese company in April 2000 in an effort to maintain intellectual property, has previously and will continue to conduct all of our software development operations as our wholly-owned subsidiary within China.

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

Our acquisition of Proadvancer in April 2008 has enhanced our core business and enabled market leadership and significant share gains in China’s logistics market. The acquisition of a majority stake in Beijing Fuji Biaoshang Information Technology Inc. in 2007 and the effectively controlled 51% of the ownership in Beijing Wangku Hutong Information Technology Co., Ltd. in 2007 and 2008, respectively, further bolstered our eService strategy.

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

According to data from the National Bureau of Statistics of China, in 2009, the total retail sales of consumer goods reached RMB 12.5 trillion, up by 15.5% over the previous year. An analysis on different areas showed that the retail sales of consumer goods in cities reached RMB 8.5 trillion up by 15.5% and the retail sales of consumer goods at and below county level was RMB 4.0 trillion, up by 15.7%. Analyzed by different sectors, the sales for the wholesale and retail trade reached RMB 10.5 trillion, up 15.6%; the sales of the lodging and catering industry was RMB 1.8 trillion, up 16.8%, and the sales for the other industries were RMB 193.2 billion, up 2.5%.

Participants including manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain market are currently facing intensifying competition, fluctuating demand, evolving retail channels and increasing globalization. Sales are pressured, margins are compressed through intensified competition and most companies are trying to achieve improved results with fewer people. As a result, small and large Chinese companies are increasingly seeking technology solutions to better manage their increasingly complex businesses, improve their operating efficiencies and financial performance, and strengthen their relationships with customers and suppliers. Although Chinese businesses traditionally have low technology adoption rates, we believe that China’s rapid economic development will require Chinese companies to look to source ready-made solutions for front-end supply chain management and optimization.

eFuture Market Position

We are a leading front-end supply chain total solutions provider in retail and consumer goods industries as companies in China increase expenditures on software and services.

We encounter competitive products from a variety of vendors. We believe that while our markets are still subject to intense competition, the number of significant competitors for business in China is relatively limited. We believe our principal competitive advantages are:

●	Strong recognition of the eFuture brand among prominent international and local clients;
●	Extensive nationwide network coverage;
●	Strategic partnership with leading global technology companies; and
●	Disciplined expansion of our core software business and ability to leverage of our large retail install base to expand our eServices offering;

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

eFuture currently serves more than 1,000 retailers and 5,000 suppliers operating in China. eFuture is one of IBM’s premier business partners in Asia Pacific and a strategic partner of Oracle, Microsoft, JDA, Motorola and Samsung Network in China. eFuture has more than 670 employees and 20+ offices/service sites across China.

Mission and Strategy

Mission

eFuture’s mission is to help customers win a sustained competitive advantage by improving the DNA of the supply chain. Our valuable offerings of software and services can help customers perform at a significantly higher level of liquidity and efficiency by enabling front-end supply chain performance optimization to achieve profitable, sustainable growth. We strives to build upon our established leading position and accelerate business innovation to ensure our long term success.

Growth Strategy

As a leading provider of software solutions and services in the retail and consumer goods industries in China, we have the following three growth strategies consisting of multiple organic and non-organic growth drivers:

●	Organic Growth – Software Business - We aim to drive the long-term organic growth and profitability of our core software solutions business and related professional services by:

◆	Solidifying our leading position and competitive advantage in the front-end supply chain market
◆
Increasing our software related value-added services to optimize demand processes from factory to consumer, including recurring support services for existing software installation, client retention, delivery services, consulting services and outsourcing services

◆	Expanding our geographic coverage, including growth into second and third tier, cities

●
Organic Growth – eServices - We plan to grow our eService business through organic expansion. This is a key growth engine for the company and an area where we have made significant progress by leveraging existing retailer relationships and suppliers and consumers and resources. Our eService solutions include:

◆	Business-to-business (B2B) service between retailers and suppliers
◆	Software-as-a-Service (SaaS) including Supply Chain Management (SCM) solutions
◆	Business-to-consumer (B2C) solutions
◆	Transaction plus one day supply chain financing (T+1 SCF) service

●
M&A – We aim to expand our business through our merger and acquisition strategy of targeted ‘fill-in’ acquisitions. Our strategy is to actively pursue various M&A opportunities that complement organic growth by focusing on targets that will help us to achieve the following goals:

◆
Diversify our product offering - Independent Software Vendors (ISV) with offerings complementary to our solutions, which focus on industries including fashion, auto, consumer electronics, drugstores and fast-moving consumer goods.

◆	Broaden our regional coverage - ISVs with extensive coverage in South, East, and North China.
◆	Penetrate the small and medium sized businesses (SMB) market - Companies with standardized, scalable product offerings that facilitate penetration into SMBs in second and third tier cities in China.
◆	Create additional recurring revenue streams - Companies with products and services delivering a stable and recurring revenue stream, and which provide potential for growth.

Our Business

Our businesses include our front-end supply chain total solution business and our eService business.

Our front-end supply chain total solution business is our core business, and includes our software solutions and related value-added services. This business provides front-end supply chain total solutions in the retail and consumer goods industries to help companies cut costs and increase efficiency.  Our software solutions, which optimize business processes, can be further divided into three segments, which include our foundation solutions, collaborative solutions and intelligent solutions. Our software solutions are enhanced and supported by our software related value-added services which include recurring support services on existing software installations, delivery services, consulting services and outsourcing services.

eService business is our emerging business segment, and includes B2B services, SaaS which includes SCM solutions and B2C store solutions, and T+1 SCF services.

By solidifying our core software business, growing value-added service revenues, and strengthening our eService offerings and capabilities, we have established a diverse platform which we believe will allow us to further expand our market share and generate consistent revenue in the coming years.

We achieved consistent organic growth and expansion through mergers and acquisitions from 2006 to 2008. Total revenues decreased in 2009 in comparison to 2008 due largely to decreased technology spending by our customers as a result of the challenging macro economic environment. However, the key factors which we believe will support our growth in the future include:

●	China’s robust macroeconomic environment and strong growth catalysts in the retail and consumer goods industries;
●	Strong recognition of the eFuture brand among prominent international and local clients;
●	Extensive nationwide network coverage;
●	Strategic partnership with leading global technology companies; and
●	Disciplined expansion of our core software business and ability to leverage our large retail install base to expand our eServices offering.

The market in China for our products and services is driven by robust growth catalysts. Our brand is well known among prominent international and local clients, including 15 Fortune 500 companies. We are a leading front-end supply chain total solutions provider and are one of the only nationwide software and service vendors of our kind. At the same time, we are expanding from our core competency of front-end supply chain total solutions into B2B services and SaaS by leveraging the resources of our large install-base of retail clients.

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

Our Foundation Solutions are used to meet client needs for services such as retail management, point of sale (“POS”), distribution management, logistics management, warehouse management, vendor payment and control and loyalty card management. Our clients use several of our Foundation Solutions, depending on the type of customer and their needs.

Our Collaborative Solutions are used to meet client needs for services such as visual SCM and visual process management systems. Our clients use a variety of our Collaborative Solutions, depending on the type of customer and their needs.

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

Outsourcing Services – Flexible by design to meet our clients’ changing requirements, eFuture outsourcing services can manage all or parts of our clients’ non-core business processes or technology operations, from selective outsourcing to full-scope system and network outsourcing and data center management. eFuture teams manage and operate client internal business processes. Leveraging technology and our industry and process expertise, we provide design, development, implementation, operation, and continuous improvement of both IT and business functions. Our call center, based in Wuhan and also referred to as our help desk department, provides a single point of contact to receive and manage all customers’ requests (problem notification, information request, service request) across the entire range of services provided.

ESERVICE BUSINESS

Our eServices business based on cloud computing architechture, includes B2B services, SaaS services which includes SCM solutions and B2C store solutions, and T+1 SCF services.

B2B services Business (Wangku www.99114.com and www.Jindian.com.cn)

Since May 2008, through the purchase of a 51% ownership stake, we gained effective control of Wangku, a leading B2B service provider in China with a focus on the retail and fast-moving consumer goods industries. Since the fourth quarter of 2008, we have focused on establishing more robust sales capabilities and practices at Wangku, to speed up the business pipeline in order to convert more prospects into deals.

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

SaaS Business (www.bFuture.com.cn)

Throughout 2009, we focused on enhancing our SaaS-based applications, allowing us to become a fully integrated software application company. Among other benefits, our SaaS-based applications generate revenue both at the time of sale, and on a consistent and ongoing basis with the sale of corresponding service agreements.

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

Given the macroeconomic pressures businesses are currently facing in China, the minimum upfront costs of our SaaS offering provide an ideal solution for retail customers looking to utilize eFuture’s services.

SCM SaaS

We co-developed a SCM SaaS service with IBM Research Lab and IBM Global Service team in October of 2007. We control 51% of the ownership of bFuture by VIE.

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

In line with our organic growth strategy to expand our eService offering, we began in 2009 to see growing interest from existing clients to scale-up and expand their relationship with eFuture by utilizing our eService applications.

We started to deploy a bundled package offering bFuture SCM SaaS service together with its POS-ERP software in two of our Strategic Business Units (“SBUs”), the Department Store and Shopping Mall SBU and the Grocery Business SBU.

We have installed and are currently serving three retailers and their 3,000 suppliers with the bundled POS-ERP package.  In addition, over 10 retailers are in the process of deploying the package.  Following deployment, these retailers will be able to open SaaS services with their suppliers.  We expect to see more profitable growth from this service as we increase the scale of the operation.

SaaS B2C Store

In addition, we deployed our SaaS B2C stores, a web-based store for retailers and a new element of our eService strategy, to five department stores.  While still in its infancy, we believe this service has strong long-term growth potential. As a result, at the end of 2008, our bFuture SaaS-B2C database currently holds over 70,000 items and receives over 300 orders each day, with over 2,000 suppliers offering merchandise through these online stores.

cFuture, established in September 2009, is a provider of services that enable e-commerce, multichannel retailing to the retail and consumer goods industry in China. cFuture delivers an integrated, end-to-end solution and service allowing retailers to establish business-to-consumer ("B2C") online stores through a B2C platform (or "e-Cube"), which is comprised of  consulting, infrastructure, technology and fulfillment.

In March 2010, the Company acquired control over a 15% equity position in cFuture for RMB240,000 in cash.

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

bFuture will provide the necessary software and services for retailers and their small-to-medium-sized suppliers to execute the program with banks, and charge software and service fees for the program implementation.

This service is a perfect complement to bFuture’s existing suite of SaaS services geared towards facilitating the flow of goods and services in a cost effective and time efficient manner.

SALES AND MARKETING

We recently restructured our sales organization from a product driven model to a customer driven model by building major account teams and three regional sales teams focused on North, South and East China.

Furthermore, we appointed Mr. Dehong Yang in the newly created position of President of eFuture Information Technology Inc. in December 4, 2009. Mr. Yang officially joined eFuture on January 1st, bringing with him over 10 years of international business management experience and a proven track record of successfully implementing and driving strategic initiatives. He has held senior roles at Wincor Nixdorf and IBM, and has extensive experience in the retail and consumer goods and e-commerce markets, providing him with an ideal background to support eFuture’s growth initiatives.

As President, Mr. Yang is responsible for the overall management of operations company-wide. Since coming onboard in January, he has begun to drive the development and execution of a number of key priorities. Under his guidance, we restructured our sales organization from a product driven model to a customer driven model by building major account teams and three regional sales teams focused on North, South and East China at the beginning of 2010 and we are firmly focused on optimizing our revenue mix by moving toward a higher margin structure, realigning our cost base with industry best practices to enhance our profitability.

Marketing Initiatives

In 2009, we significantly strengthened our market position through investment in new releases of core software solutions and sales-related activities to further strengthen penetration into tier-2 and tier-3 cities.

Since early 2009, we have redeployed 35% of our sales team to help expand new client development in tier-2 and tier-3 cities in China. This effort is a critical building block to help us expand our geographic reach and client base. In addition, we have invested in new marketing initiatives to support our sales team as they work to deepen our penetration in tier 2, 3, and 4 cities. We also set up a new, specialized marketing team with about 50 staff located around China to help speed up the sales cycle, develop new sales leads, and increase our market share in all key markets in China. This effort has resulted in significant progress. During the second, third, and fourth quarters, we expanded our sales and marketing outreach efforts into a number of tier- 2, 3, and 4 cities. As of December the 31st, our pipeline had grown to over 1,000 clients with operations in 350 cities across China. We also believe we will start to generate new contract signings in the coming year.

We have seen steady growth in our pipeline of new projects. In fact, out of a total of 968 new contracts with a value of $20.4 million, new contracts from tier-2, 3, and 4 cities accounted for 25.7% of the total contract value. This will help us to continue to build up our revenue for the next few years.

Geographical Coverage

To date, we have provided our products and services to businesses located throughout China via our extensive nationwide network:-
●	Operating 20+ offices/service sites across China
●	Headquartered in Beijing
●	R&D centers in Guangzhou & Wuhan
●	Regional service centers in Shanghai, Guangzhou and Wuhan

Our Ecosystem

eFuture partners with leading global companies such as IBM, Oracle, Microsoft and JDA to co-develop software and implement partners’ solutions locally.

We are one of IBM's Premier Business Partners in Asia-Pacific, and our bFuture SaaS platform was co-developed with IBM and runs on IBM hardware and middleware.

As of the date of this annual report, we have entered into the following agreements with large global corporations to generate business opportunities:

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

●
In 2008, we expanded our collaboration with IBM to launch a SaaS solution for the retail distribution industry in China. By combining IBM’s integrated infrastructure and platforms with our expertise and best practices in front-end supply chain total solutions and service, we are confident that our partnership will allow us to offer first-rate solutions and services for upscale retailers in China’s consumer goods and retail industry.

●
In 2009, through our collaboration with IBM, we launched China’s first SaaS solution for the retail distribution industry. We successfully completed the deployment of the solution at select Beijing Wangfujing Department Store Group (“Wangfujing Group”) stores in Beijing. Wangfujing Group is one of the largest retail groups in Beijing.

●
In 2009, we entered into a strategic relationship with JDA Software focused on collaborative growth. We believe this alliance will fuel delivery of our combined solution, which is designed to help retail and consumer goods companies in China optimize their operations and improve profitability.

●
In 2009, we entered into a strategic relationship with Microsoft Corporation to provide a standardized POS-ERP system for retailers in China. This system will integrate Microsoft Windows Embedded POSReady 2009 into eFuture's POS-ERP Store Operation System.

Our Key Clients

We provide front-end supply chain (from factory to consumer) total solutions to all participants in China’s consumer goods and retail market. These customers include manufacturers, distributors, wholesalers, logistics companies and retailers throughout China.

We currently serve over 1,000 retailers and over 5,000 suppliers and manufacturers operating in China, including Fortune 500 companies that do business in China, such as Procter & Gamble, Yum! Brands, PepsiCo, Kraft, Kimberly-Clark, B&Q-Kingfisher, L’Oreal, JUSCO-Aeon, Guangzhou China and China COFCO; and the top 100 retailers, such as China Resources Vanguard, BELLE, Shanghai Lianhua, Nanjing Suning Appliance, Chongqing Department Store, Shangdong Yinzuo, Shangdong Jiajiayue, Beijing Wangfujing, Beijing Jingkelong, Wuhan Zhongbai, Wuhan Wushang Group, Hunan Bubugao, Fujian Yonghui and PARKSON China.

Currently, our software solutions are utilized:

●	in all provinces in China except Taiwan and Macau;
●	in more than 200 cities;
●	by more than 6,000 clients, including over 1,000 retailers who use over 900,000 suppliers, and over 5,000 suppliers which include distributors and manufacturers;
●	by more than 12,000 multi-format stores at more than 130,000 retailing points-of-sale;
●	by over 36 of the top 100 retailers and 24 of the 60 largest retailers in China;
●	more than 5,000 distribution nodes.

Our Competitive Landscape

We are a leading front-end supply chain total solutions provider in retail and consumer goods industries. The market is segmented into multiple tiers.

Tier 1 Market – Comprised of Multinational Corporations in the retail and FMCG markets with operations in China
In this market, our chief competitors are SAP, Oracle, JDA, ORACLE and IBM. eFuture concentrates on the front-end supply chain solutions segment, whereas our competitors are less specialized and address other segments of the IT market, such as database management applications (Oracle, IBM), IT services (IBM), and back-office applications (SAP, Oracle).

Our strategy is to provide “global solution and local service” and bundled solutions by collaborating with larger global technology companies. Our front-end supply chain solutions, including POS, Store Operation, Distribution Management and Customer Relationship Management, ect., are quite flexible and can be bundled together with 3rd party back-office solutions, including Financial Management System and Human Resources Management System, etc.

Tier 2 Market – Comprised of the top 100 retailers and leading regional retailers in China
We are the market leader in this segment in terms of software and software-related service revenue. We won 36 clients among China’s top 100 retailers in 2009. Our global peers are very active and aggressive in this market. We compete with global peers as well as some local peers, such as Changyi, Tech-Trans and Heading, etc. Our competitive advantages in the Tier 2 market include competitive pricing and more flexible localized solutions compared with global peers and global best practice offering compared with local peers.

Tier 3 Market and Others – Comprised of all retail and FMCG companies outside the Tier 2 market
We compete against an additional 170+ companies such as UFIDA and Kingdee in the Tier 3 market, which deliver solutions to small and medium sized businesses located throughout China. Our competitors in this segment are typically more focused on a regional level or on certain industries, and in many cases lack our broad service offering and nationwide network.

Our Research & Development

In 2009, management increased investment in new products and services to RMB 12.1 million in order to increase revenue potential from existing clients and drive the expansion of eFuture’s addressable markets:

eFuture Business Intelligence (“BI”) Solutions
●
eFuture’s fully integrated suite of BI software solutions provide retailers with the ability to better understand customer buying behavior, to drive sales and profitability, to decrease supply chain costs, and to reduce operational costs.

●	eFuture BI Solutions integrate data from across the customer’s enterprise, and provides easily accessible self-service reporting and analysis.
●	We developed and launched our BI solutions to address the needs of our SBU in three areas: marketing, operations and merchandizing.
●	We are currently conducting a trial with one client to ascertain the market reception and potential of this product line.
●	Thus far in 2009, the Company has successfully completed CRM pilot programs with a few major Beijing-based department store groups, with positive market reception.

eFuture ONE CRM
●
eFuture ONE CRM provides a robust platform for retail and consumer clients to analyze customer and transactional data in order to strategically profile and segment customers to predict their future behavior.

●
Specific solutions offer profiling and segmentation of retail outlets based on transaction history and trade area demographics; market-basket analysis for determining which products are likely to be purchased together; tracking of customer movement between segments; analysis of customer behavior and price sensitivity; and customized reports of customer data based on a variety of inputs.

●	The eFuture CRM system is specifically designed to cater to the growing needs of customers in our Department Store SBU.
●	Thus far in 2009, the Company has successfully completed CRM pilot programs with a few major Beijing-based department store groups, with positive market reception.

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

D.      Property, Plant and Equipment

Facilities

We currently operate six facilities throughout China. Our headquarters are located in Beijing. Our research and development operations are generally located in Guangzhou and Wuhan. We also maintain customer support and programming operations in Shanghai, Guangzhou and Wuhan.

Office	Address	Rental Term	Space
Beijing	8/F Topnew Tower 15 Guanghua Road Chaoyang Distinct Beijing 100026, PRC	Expires April 24, 2012 Commenced on April 25, 2009	1,496.77 sq. meters

Shanghai	Floor 19E, F, G, H, I Shentong Information Plaza 55 West Road of Huaihai Street Shanghai, Xu Jiahu District, PRC	Expires March 19, 2011	757.47 sq. meters
Nanjing	Floor 3,49 Jiangsu Software Park,169 Road of Longpan zhong street, Nanjing, Jiangsu province, PRC	Expires December 31, 2010	283 sq. meters

Shijiazhuang	R2108,Floor 21 Changan Plaza 289 East Road of Zhongshan Street Shijiazhuang, Hebei province, PRC	Expires December 31, 2010	647.68 sq. meters

Guangzhou	Rear Building Huicheng Plaza 130 Zhongshan Street Guangzhou, Guangdong province, PRC	Expires November 30, 2011	500 sq. meters

Wuhan	Floor 2 and 3 Office Building of Machine Bureau Fujiapo, Wuchang District Wuhan, Hubei Province, PRC	Expires June 30, 2010	846 sq. meters

Wuhan	Floor 36 and 40 No. 7 of Zhongnan Road Wuchang District Wuhan, Hubei Province, PRC	Expires May 19, 2015	2293.73 sq. meters

We leased a new facility in Wuhan to support our expanded business needs which is under internal decoration and will be ready for use in July, 2010.

Item 4A.               Unresolved Staff Comments

Not applicable.

Item 5.                  Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements, together with the respective notes thereto, included elsewhere in this prospectus. Our audited historical consolidated financial statements have been prepared in accordance with US GAAP. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Introduction — Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. See “Risk Factors — Lingering effects of the global economic crisis, could materially and adversely affect our business, financial condition and results of operations.”

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

Our core business is to provide front-end supply chain total solutions to companies in the retail and consumer goods industries to help them reduce costs and increase efficiency, while leveraging our core business’ resources and exploring new opportunities in eService. We believe our bundling strategy will allow our customers to benefit from synergies in our various product offerings in the retail and consumer goods industries.

Revenues

Our revenues increased from RMB84,920,993 in 2007 to RMB139,863,502 in 2008 but decreased to RMB122,267,642 in 2009. The significant increase in 2008 reflected organic growth driven by the successful expansion of our product and service lines and our increasing market penetration, both in China’s largest cities and expansion into second and third tier cities. The increase in 2008 also reflected our acquisitions of Wangku and Proadvancer in 2008. For the fiscal year 2009, we experienced a year-over-year decline of 12.6% in total revenues, primarily attributable to the fact that customers delayed or reduced their IT expenditures during the year as a result of the economic downturn.

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

In any period, several factors will impact our net revenues, including:

•	global economic conditions;
•	the level of acceptance of our products among our existing and potential customers;
•	our ability to attract and retain key customers and our sales force;
•	new product introductions by us and our competitors;
•	our ability to price our products at levels that provide favorable margins;
•	exchange rate fluctuations; and
•	the availability of credit for our customers;

Cost of Revenues

Our cost of our revenues includes wages, materials, handling charges, and other expenses associated with the development of software, sales of hardware, and technical support services. We expect our cost of revenue to grow as our revenues grow. As noted above, development costs will increase in the future, and we expect revenues to increase at the same time. It is possible that we could incur development costs with little revenue recognition, but based upon our past history, we expect our revenues to grow.

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

Summary of 2009 Operations

Despite the difficult operating environment in 2009 as a result of the economic downturn, we took the opportunity to implement a number of business reforms. We continued to solidify our core enterprise software business, grow value-added service revenues, and strengthen our eService offering and capabilities. We believe we are positioned to renew our track record of growth in 2010. Apart from the above stated external factors, we believe our performance reflects our continued execution, focused growth strategy, affordable and flexible suite of solutions, our large and diversified install base and the continued resilience of China’s retail and consumer goods industry.

We also solidified our core enterprise software business and forged into new frontiers of eService, including our B2B service and SaaS service for SCM and B2C store. And while still a relatively nascent endeavor, our eService strategy remains a key long-term growth driver. The eService segment began to make a positive contribution in 2009, representing 8.0% of our total revenues for the full year.

Results of Operations

The following table presents the results of our operations for the periods indicated. Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2007	2008	2009	2009
Revenues
Software sales	¥42,076,411	¥66,215,769	¥54,187,769	$7,938,553
Hardware sales	16,198,402	26,655,967	21,518,084	3,152,417
Service fee income	26,646,180	46,991,766	46,561,789	6,821,341
Total Revenues	84,920,993	139,863,502	122,267,642	17,912,311

Cost of revenues
Cost of software	15,648,282	22,928,605	13,265,401	1,943,392
Cost of hardware	12,601,230	21,989,087	17,294,931	2,533,722
Cost of service fee income	6,965,367	20,247,922	22,916,896	3,357,344
Amortization of acquired technology	8,231,375	13,308,030	11,983,299	1,755,563
Amortization of software costs	2,889,118	3,632,744	4,280,232	627,058
Total Cost of Revenue	46,335,372	82,106,388	69,740,759	10,217,079

Gross Profit	38,585,621	57,757,114	52,526,883	7,695,232

Operating Expenses
Research and development expenses	816,479	6,512,776	3,165,788	463,791
General and administrative expenses	19,192,286	40,488,964	43,840,536	6,422,675
Selling and distribution expenses	12,014,601	20,792,618	34,284,407	5,022,694
Impairment loss of goodwill	-	-	762,000	111,633
Total Operating Expenses	32,023,366	67,794,358	82,052,731	12,020,793

Profit/(loss) from operations	6,562,255	(10,037,244)	(29,525,848)	(4,325,561)

Other income (expenses):
Interest income	3,533,326	1,424,029	425,103	62,278
Interest expense	(2,813,489)	(1,246,780)	(453,861)	(66,491)
Interest expenses - amortization of discount on notes payable	(22,415)	(33,212)	(13,316)	(1,951)
Interest expenses - amortization of deferred loan costs	(2,114,685)	(978,204)	(350,996)	(51,421)
Income/(loss) on investments	985,085	(3,552,902)	-	-
Gain on derivatives	10,324,874	33,122,465	1,290,329	189,034
Loss on extinguishment of convertible notes	(39,504,662)	(22,529,233)	-	-
Foreign currency exchange gain/(loss)	544,173	368,127	(133,087)	(19,497)
Loss before tax	(22,505,538)	(3,462,954)	(28,761,676)	(4,213,609)
Income tax expense/(benefit)	946,704	(810,744)	1,396,305	204,560
Net loss	(21,558,834)	(4,273,698)	(27,365,371)	(4,009,049)
Net profit (loss) attributable to the noncontrolling interest	32,520	(204,414)	2,099,874	307,633
Net loss attributable to eFuture Information Technology	(21,526,314)	(4,478,112)	(25,265,497)	(3,701,416)
Other comprehensive income
Foreign currency translation adjustment	491,079	-	-	-
Comprehensive loss	¥(21,035,235)	¥(4,478,112)	¥(25,265,497)	$(3,701,416)
Loss per common stock
Basic	¥(8.01)	¥(1.39)	¥(7.51)	$(1.10)
Diluted	¥(8.01)	¥(1.39)	¥(7.51)	$(1.10)
Basic Weighted-average Shares Outstanding	2,687,380	3,214,466	3,362,986	3,362,986
Fully-Diluted Weighted-average Shares Outstanding	2,687,380	3,214,466	3,396,881	3,396,881

The following table sets forth certain selected financial information expressed as a percentage of total revenues for the periods indicated and cost of revenues and product development expenses expressed as a percentage of the related revenues: In addition, the table sets forth a comparison of selected financial information, expressed as a percentage change in 2007, 2008 and 2009.

RMB
		Percentage		Percentage		Percentage	Change		Change
		of FY 2007		of FY 2008		of FY 2009	FY 2007 v FY		FY 2008 v FY
	FY 2007	Revenues	FY 2008	Revenues	FY 2009	Revenues	2008	% Change	2009	% Change
Revenues
Software sales	42,076,411	49.5%	66,215,769	47.3%	54,187,769	44.3%	24,139,358	57.4%	(12,028,000)	-18.2%
Hardware sales	16,198,402	19.1%	26,655,967	19.1%	21,518,084	17.6%	10,457,565	64.6%	(5,137,883)	-19.3%
Service fee income	26,646,180	31.4%	46,991,766	33.6%	46,561,789	38.1%	20,345,586	76.4%	(429,977)	-0.9%
Total Revenues	84,920,993	100.0%	139,863,502	100.0%	122,267,642	100.0%	54,942,509	64.7%	(17,595,860)	-12.6%

Cost of Revenues
Cost of software	15,648,282	18.4%	22,928,605	16.4%	13,265,401	10.8%	7,280,323	46.5%	(9,663,204)	-42.1%
Cost of hardware	12,601,230	14.8%	21,989,087	15.7%	17,294,931	14.1%	9,387,857	74.5%	(4,694,156)	-21.3%
Cost of service fee income	6,965,367	8.2%	20,247,922	14.5%	22,916,896	18.7%	13,282,555	190.7%	2,668,974	13.2%
Amortization of acquired technology	8,231,375	9.7%	13,308,030	9.5%	11,983,299	9.8%	5,076,655	61.7%	(1,324,731)	-10.0%
Amortization of software costs	2,889,118	3.4%	3,632,744	2.6%	4,280,232	3.5%	743,626	25.7%	647,488	17.8%
Total Cost of Revenue	46,335,372	54.5%	82,106,388	58.7%	69,740,759	56.9%	35,771,016	77.2%	(12,365,629)	-15.1%

Gross Profit	38,585,621	45.4%	57,757,114	41.3%	52,526,883	43.0%	19,171,493	49.7%	(5,230,231)	-9.1%

Operating Expenses
Research and development	816,479	1.0%	6,512,776	4.7%	3,165,788	2.6%	5,696,297	697.7%	(3,346,988)	-51.4%
General and administrative	19,192,286	22.6%	40,488,964	28.9%	43,840,536	35.9%	21,296,678	111.0%	3,351,572	8.3%
Selling and distribution expenses	12,014,601	14.1%	20,792,618	14.9%	34,284,407	28.0%	8,778,017	73.1%	13,491,789	64.9%
Impairment loss of goodwill	-	0.0%	-	0.0%	762,000	0.6%	-	0.0%	762,000	100.0%
Total Operating Expenses	32,023,366	37.7%	67,794,358	48.5%	82,052,731	67.1%	35,770,992	111.7%	14,258,373	21.0%

Profit/(loss) from operations	6,562,255	7.7%	(10,037,244)	-7.2%	(29,525,848)	-24.1%	(16,599,499)	-253.0%	(19,488,604)	194.2%

The following table sets forth certain gross margin data expressed as a percentage of software sales revenues, hardware revenues and services fee revenue, as appropriate:

	RMB
		Gross		Gross		Gross
		Margin for		Margin for		Margin for
	FY 2007	FY 2007	FY 2008	FY 2008	FY 2009	FY 2009
Revenues
Software sales	42,076,411		66,215,769		54,187,769
Hardware sales	16,198,402		26,655,967		21,518,084
Service fee income	26,646,180		46,991,766		46,561,789
Total Revenues	84,920,993		139,863,502		122,267,642

Cost of Revenues
Cost of software	15,648,282	62.8%	22,928,605	65.4%	13,265,401	75.5%
Cost of hardware	12,601,230	22.2%	21,989,087	17.5%	17,294,931	19.6%
Cost of service fee income	6,965,367	73.9%	20,247,922	56.9%	22,916,896	50.8%
Amortization of acquired technology	8,231,375		13,308,030		11,983,299
Amortization of software costs	2,889,118		3,632,744		4,280,232
Total Cost of Revenue	46,335,372		82,106,388		69,740,759

Gross Profit	38,585,621	45.4%	57,757,114	41.3%	52,526,883	43.0%

Comparison of Years Ended December 31, 2007, 2008 and 2009

Revenue

Total revenue. Total revenue is comprised of software sales, hardware sales and service fee revenue. Total revenue increased 64.7% from RMB 84.9 million in 2007 to RMB 139.9 million in 2008 but decreased 12.6% from 2008 to RMB 122.3 million in 2009.

The 2008 increase was primarily attributable to our significant growth across all product lines and revenues generated from the acquired companies. The 2009 decrease was primarily attributable to decrease in software sales and hardware sales resulting from the economic downturn and the competitive market.

Software sales. Our software sales increased 57.4% from RMB 42.1 million in 2007 to RMB 66.2 million in 2008 but decreased 18.2% from 2008 to RMB 54.2 million in 2009.

The 2008 increase was primarily attributable to the re-alignment of our clients into seven major categories and improved operating efficiency. Conversely, the 2009 decrease was primarily attributable to reduced sales to our Supermarket, Department Store and Shopping Mall and Specialty Retailing customers, many of whom delayed plans for new store opening as result of the economic downturn. However, customers maintained a solid level of investment in upgrading systems in existing stores and management believes there are now positive signs of a market rebound. As a result, we expect to generate increased software sales in the future.

Hardware sales. Our hardware sales increased 64.6% from RMB 16.2million in 2007 to RMB 26.7 million in 2008 but decreased 19.3% from 2008 to RMB 21.5 million in 2009.

In recent years, we decided to de-emphasize hardware sales in an increasingly competitive hardware sales market. As a relatively young company, we do not believe that it is strategically justifiable to leverage a low margin, high volume sales sector. Consequently, while we will continue to sell computer hardware in connection with our software sales, we have not emphasized and do not expect to emphasize hardware sales as part of our marketing and sales strategies. Nonetheless, there may be occasions where we may profitably include hardware in projects that we complete for clients that possess superior credit. This has occurred since 2007, especially during 2008 when several customers from our key accounts required the purchase of new hardware for integration into their software products. As a result, we experienced an increase in hardware sales in 2008, compared to the previous year, whereas, a decrease in hardware sales in fiscal year 2009 as a result of the economic slowdown. We expect that, in the short-term, we may capture additional revenues from hardware sales, but our management believes that the long-term health of our company is substantially dependent upon the licensing of our software products.

Service fee income. Service fee income revenues increased 76.4% from RMB 26.6 million in 2007 to RMB 47.0 million in 2008 but decreased 0.9% from 2008 to RMB 46.6 million in 2009. Service fee income revenues represented 31.4%, 33.6% and 38.1% of our total revenues, respectively, in 2007, 2008 and 2009.

The increase in service fee income in 2008, compared to the previous year is primarily attributable to the service fee income generated from eService in 2008 including B2B services and SaaS. In May 2008, we acquired an additional 31% ownership interest in Wangku to further expand its eService business initiatives, allowing us to offer a leading B2B platform that connects retailers and small to medium-sized suppliers. In addition, as our software sales continue to grow, our customer base has also increased year-over-year, which provides additional opportunities for our company to generate service fees associated with such software. Conversely, in 2009, we experienced a slight decrease in service fee income, compared with the fiscal year 2008. The decrease is mainly attributable to the fact that some of our major customers delayed or reduced value-added services expenditures in 2009 as result of the economic downtown. However, despite the slowdown, revenue from our existing client remained relatively stable. As we continue to refine our business model, we expect to generate increased service fee income.

Cost of revenues

Cost of software. Cost of software consists of wages, materials, handling charges and other expenses associated with the development of our software. Cost of software increased 46.5% from RMB 15.6 million in 2007 to RMB 22.9 million in 2008 but decreased 42.1% from 2008 to RMB 13.3 million in 2009.

The 2008 increase resulted from the expansion of our sales force in key geographic markets in 2007 and a proportionate increase in sales volume in 2008. Conversely, the 2009 decrease resulted directly from the decrease in software sales we experienced in 2009. We will continue to pursue marquee global accounts in China including B&Q-Kingfisher, Johnson & Johnson, Jusco and Aeon as well as leading domestic software providers such as Beijing Jade Bird Sihua and others. We are now supplying solutions to over 1,000 retail clients. As such, these projects require more integration services to reach completion. Over time, however, we believe that as our customer base grows, our cost of license and related maintenance revenue will increase as we hire personnel for our customer support organization.

As a percentage of software sales, cost of software was 37.2% for 2007, 34.6% for 2008 and 24.5% for 2009. The 2008 decrease was primarily attributable to improved processes to shorten the software implementation cycle. In 2007, the completion percentage for contracts signed in the current year was 44%; at the end of 2008, the percentage increased to 54.2%, and remained stable in 2009. The higher completion rate was achieved through improved training programs, hiring policies, and software design. However, the 2009 decrease was primarily attributable to the increase of software license income compared with the prior year. The margin for our software license income was relatively higher than the margins of other forms of income.

Cost of hardware. Cost of hardware consists primarily of fees for third party hardware products that are utilized in connection with our software products. Cost of hardware increased by 74.5% from RMB12.6 million in 2007 to RMB22.0 million in 2008 but decreased by 21.3% from 2008 to RMB 17.3 million in 2009.

The 2008 increase resulted directly from the increase in hardware sales we experienced in 2008. Oppositely, the 2009 decrease resulted directly from the decrease in hardware sales we experienced in 2009. As a percentage of hardware sales, cost of hardware was 78% in 2007, 82.5% in 2008 and 80.4% in 2009.  The 2008 increase was primarily attributable to the diminished margin in hardware sales, and the 2009 decrease was primarily attributable to our selective high margin deal in hardware sales. Gross margins were 17.5% and 19.6% in 2008 and 2009, respectively.

Cost of service fee income. Cost of service fee income includes salaries and related expenses of our consulting organization and an allocation of our facilities and depreciation expenses. Cost of services increased 190.7% from RMB7.0 million for 2007 to RMB20.2 million for 2008 and increased 13.2% from 2008 to RMB 22.9 million for 2009. These increases were a result of several factors:

•
Increased allotment of senior technical personnel on major accounts to explore service expansion and additional monetization opportunities. In addition, high-end configurations and higher salaries of senior personnel added extra expenses to our projects.

•	Increased marketing efforts on major accounts to further explore customers’ potential needs in their IT operating plans.

Amortization of acquired technology. The amortization of acquired software technology in 2007, 2008 and 2009 resulted from amortization of software technology acquired in a variety of acquisitions noted above. Amortization of acquired technology expense increased 61.7% from RMB8.2 million in 2007 to RMB13.3 million in 2008 but decreased 10.0% from RMB13.3 million in 2008 to RMB12.0 million in 2009.

We have been making acquisitions since 2007, the increase in amortization of acquired technology in 2008 is attributable to the acquisitions we did in 2008. The decrease in the amortization of acquired technology in 2009 is primarily due to the complete amortization of parts of our acquired technology in 2009.

Amortization of software costs. Intangible assets include the cost of computer software we acquired and developed. These costs are amortized over the useful life of the software. Costs included are mostly salary and employee benefits for those involved in the development of the software. Amortization expense increased 25.7% from RMB2.9 million in 2007 to RMB3.6 million in 2008 and increased 17.8% from 2008 to RMB4.3 million in 2009.

The increases are due to the increase of software products being amortized since 2007. Because we are continually developing our products, we expect amortization to increase in future years based upon our success in developing new products for our customers.

Operating expenses

Research and development. Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our engineering organization; consultants; and an allocation of our facilities and depreciation expenses. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses increased 697.7% from RMB0.8 million in 2007 to RMB6.5 million in 2008 but decreased 51.4% from 2008 to RMB3.2 million in 2009.

The 2008 increase was primarily attributable to the fact that since 2007 we have focused on integrating and upgrading software products to meet the evolving complexities of our customers’ businesses to gain market acceptance of our software products that were developed in previous fiscal periods. On the other hand, the 2009 decrease was primarily attributable to the fact that product launches following the successful completion of product development and pilot phases which resulted in an increase of Research and development capitalization. Research and development represented 1.0% of total revenue for 2007, 4.7% of total revenue for 2008 and 2.6% of total revenue for 2009.

General and administrative. General and administrative expenses consist primarily of costs from our finance and human resources departments; third party legal and other professional services fees; and an allocation of our facilities costs and depreciation expenses. General and administrative expenses increased 111.0% from RMB 19.2 million in 2007 to RMB 40.5 million in 2008 and increased 8.3 % from 2008 to RMB 43.8 million in 2009.

The 2008 increase in general and administrative expenses was attributable to a RMB 1.5 million increase in salaries, a RMB 3.0 million increase in maintenance costs of eight new branches, and RMB 1.6 million expenses associated with audit and Sarbanes-Oxley Act compliance. The 2009 increase in general and administrative expenses was attributable to a RMB 1.8 million increase in incentive compensation, a RMB 1.8 million increase in rental, electricity and water expenses.

General and administrative expenses were 22.6% of total revenues for 2007, 28.9% of total revenues in 2008 and 35.9% of the total revenues in 2009. This increase in general and administrative expenses as a percentage of revenue was attributable to the increase of general and administrative expenses noted above. We expect that as a public company we will likely experience an increase in general and administrative expenses as a percentage of total revenues in future fiscal periods. These expenses include additional legal and accounting fees and public relations costs.

Selling and distribution expenses. Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing departments, sales bonuses, costs of our marketing programs, public relations, advertising, trade shows, collateral sales bonuses, and an allocation of our facilities. Selling and distribution expenses increased 73.1% from RMB 12.0 million in 2007 to RMB 20.8 million in 2008 and increased 64.9% from 2008 to RMB 34.3 million in 2009.

The increase in selling and distribution expenses was primarily due to additional labor costs associated with the expansion of our sales force and the expansion of our business year over year. We added 11 employees to our sales department in 2008 and 15 employees in 2009. We anticipate that sales and marketing expenses will increase to support our intended expansion of our sales and marketing organization. Selling and distribution expenses were 14.1% of total revenue for 2007 and 14.9% of total revenues in 2008 and 28.0% of total revenues in 2009.

Impairment of goodwill. The Company performed a two-step goodwill test annually. The Company recognized no impairment loss on goodwill in the years prior to December 31, 2008. During the year ended December 31, 2009, the Company recorded a goodwill impairment loss of RMB 0.7 million due to reductions in expected future cash flows.

Other Expenses

Interest Income. Interest income represents the interest accrued as a result of bank deposits. Our interest income decreased 59.7% from RMB 3.5 million in 2007 to RMB1.4 million in 2008 and decreased 70.1% from 2008 to RMB 425,103 in 2009.

The substantial decrease in 2008 was primarily due to reduced interest earned in 2008 on proceeds from our initial public offering and private offering in 2007 as we began to use such proceeds to grow our business. The decrease in 2009 was mainly attributable to a reduction in the amount of interest earned from on term bank deposits during 2009.

Interest Expense. Our interest expense decreased dramatically from RMB5.0 million in 2007 to RMB2.3 million in 2008 and decreased further to RMB 818,173 in 2009.

The 2008 decrease primarily resulted from the reduced interest on the Convertible Notes issued to institutional investors on March 13, 2007 as the institutional investors began to convert the Convertible Notes. The 2009 decrease was primarily due to the reduced principle of Convertible Notes.

Gain on Derivative. On March 13, 2007, the Company raised $10 million through the issuance of Convertible Notes. On conversion into shares or at every reporting period, the fair value of changes on the carrying amount is treated as a gain or loss in the current period operations.

Our gain on derivatives increased dramatically from RMB 10.3 million in 2007 to RMB 33.1 million in 2008 but significantly decreased to RMB 1.3 million in 2009.

Gain or Loss on Extinguishment of Convertible Notes. Upon conversion of Convertible Notes, the Company recognized a gain or loss on extinguishment of Convertible Notes.

The Company recognized a loss of RMB 39.5 million in 2007, RMB 22.5 million in 2008, but nil in 2009 on extinguishment of Convertible Notes as there was no conversion in 2009. This is recorded as a non-operating expense in the consolidated statement of operations.

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

For software sales, the Company recognizes revenues in accordance with ASC 985-605, Software Revenue Recognition. We recognize revenue from perpetual (one-time charge) licensed software at the inception of the license term. We recognize revenue from term (monthly license charge) arrangements on a subscription basis over the term of the license. We include revenues from maintenance for the first year and initial training in the purchase price of the software. We provide initial training at the time of installation and recognize such income as part of the price of the software since it is minimal in value. We value maintenance based on a fee schedule we use for providing our regular level of maintenance. We include maintenance revenue in the income statement under services and recognize it over the term of the agreement. We allocate revenues applicable to multiple-element fee arrangements among elements such as software, hardware, and post-contact service using vendor-specific objective evidence of fair value. Such evidence consists primarily of pricing of multiple elements sold as separate elements in the contract.

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

Allowance for Doubtful Accounts

Trade receivables are stated as the amount management expects to collect from outstanding balances. An estimate for doubtful debts is made when collection of the full amount is no longer probable. We maintain an allowance for potentially uncollectible accounts receivable based on our assessment of the collectability of accounts receivable. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, the customer’s past payment history, its current credit-worthiness and current economic trends. Our allowance for doubtful account was RMB 4.7 million in 2007, RMB 4.7 million in 2008 and RMB 4.2 million in 2009.

Share-Based Compensation

We account for share-based compensation in accordance with ASC subtopic 718-10, or ASC 718-10, Compensation-Stock Compensation: Overall. Under the provisions of ASC 718-10, share-based compensation cost is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (BSM) option-pricing model and is recognized as expense over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. Volatility is measured using historical daily price changes of our each common stock over the respective expected life of the option. Expected option life is the number of years that we estimate, based on the vesting and contractual terms and employee demographics. If any of the assumptions used in the BSM model change significantly, share-based compensation expenses may differ materially in the future from that recorded in the current period.

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

Research and Development, and Intangible Asset,

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

Valuation of Long-Lived Assets

We evaluate long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall. When such events occur, we assess the recoverability of the assets group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the assets group, if any, is less than the carrying value of the assets group. If we identify an impairment, we reduce the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.  However, circumstances could cause us to have to reduce the value of our capitalized software more rapidly than we have in the past if our revenues were to significantly decline. Estimated cash flows from the use of the long-lived assets are highly uncertain and therefore the estimation of the need to impair these assets is reasonably likely to change in the future. Should the economy or acceptance of our software change in the future, it is likely that our estimate of the future cash flows from the use of these assets will change materially. The amount of possible change is discussed above under Property and Equipment and Intangible Assets.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Under ASC 350-20, Intangibles — Goodwill and Other: Goodwill, goodwill is subject to an annual impairment test. If an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount, an interim impairment test is performed between annual tests. The impairment test includes a comparison of estimated discounted cash flows associated with the asset’s carrying amount. If the fair value is less than the carrying amount of the asset, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. In the second step, the implied fair market value of goodwill is estimated and compared to the carrying amount. If the carrying amount of goodwill exceeds its implied fair market value, an impairment loss equal to this excess is recorded. The recorded loss cannot exceed the carrying amount of goodwill.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	2008		2009
	(In millions)

Cash and cash equivalents	RMB	60.8	RMB	59.1
Net cash generated from operating activities		31.1		10.6
Net cash used in investing activities		(32.8)		(12.3)
Net cash (used in) generated from financing activities		(4.4)		-

Operating activities provided cash of RMB10.6 million in 2009 compared to RMB31.1 million in 2008. The principal sources of our cash flow from operations are net income adjusted for depreciation, software amortization, the gain on derivatives and loss on extinguishment of convertible notes and compensation expenses for directors and employees.  The decrease in cash provided by operating activities was primarily due to a proportionate decrease in revenue.

Investing activities used cash of RMB12.3 million in 2009 and RMB32.8 million in 2008. The primary use of cash in investing activities in 2009 was capital expenditures. Whereas our investing activities in 2008 consisted of RMB7.7 million in capital expenditures and RMB57.7 million in payment of direct costs related to the Royalstone and other acquisitions.

Financing activities used cash of nil in 2009 and used cash of RMB4.4 million in 2008. Financing activities in 2008 included RMB8.1 million payment of the make-whole obligation on the convertible notes completed in March 2007, which was partially offset by the receipt of proceeds of RMB3.6 million from the warrants issued to the underwriter in our IPO.

Indebtedness

On March 13, 2007, we closed a Securities Purchase Agreement with three funds affiliated with two institutional investors, pursuant to which we raised RMB69,079,430 (net of cash loan costs of RMB8,330,570) by issuing $10,000,000 senior convertible notes along with Series A warrants and Series B warrants.

The convertible notes were initially convertible into 400,160 of our common stock at $24.99 per share. Pursuant to the Agreement, the conversion price reset to $19.00 on June 11, 2008 since the market price of the Company’s common stock was below $19.00 on that day.

The Series A warrants are exercisable by the Holder within five years on any day on or after September 9, 2007 for an aggregate of 184,077 Shares, at an initial price of $28.25 per common stock, subject to adjustment. The Series B warrants to purchase an aggregate of 230,097 common stock at an initial exercise price of $24.99 per Share expired on September 8, 2008.  Likewise, the Placement Agent warrants to purchase 73,291 common stock of the Company at an initial price of $24.99 per Share expired on September 8, 2008.

On October 3, 2007, one of the investors converted RMB37,529,400 ($5,000,000) of the convertible notes into 200,080 common stock. In July and August of 2008, another investor converted RMB27,326,700 ($4,000,000) of the convertible notes into 210,526 common stock.  As of the date of this filing, $1,000,000 in convertible notes remains outstanding.  These notes bear interest at an annual rate of 3% from issuance to March 12, 2008; 5% from March 13, 2008 through March 12, 2009; 7% from March 13, 2009 through March 12, 2010 and 10% from March 13, 2010 through maturity.

C.            Research and Development

Our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers.  The information provided under Item 5.A, “Operating Results” details the Company's research and development activities.

D.            Trend Information

China Outlook

In November, 2008, China unveiled a stimulus package estimated at RMB 4 trillion (about $570 billion). It will be spent over two year span to finance programs in 10 major areas, such as low-income housing, rural infrastructure, water, electricity, transportation, the environment, technological innovation and rebuilding from several disasters, most notably the May 12, 2008 earthquake in Sichuan province.  We believe China’s recent stimulus package is likely to contribute to our growth and the growth of our customers in the retail and consumer goods industries in future periods.

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

Industry and Market Outlook

Management expects macroeconomic factors, such as retail sales of consumer goods and IT spending, to increase at a healthy rate in 2010. According to data from the National Bureau of Statistics of China, total retail sales of consumer goods in cities in China reached RMB 8.5 trillion in 2009, an increase of 15.5% over the prior year. eFuture expects to remain in a strong position to compete in the SCM sector.

While we expect that retail sales of consumer goods in China are likely to grow in 2010, in light of the lingering effects of the worldwide financial crisis and the current instability in the world’s markets, it is impossible to predict the effect of global macroeconomic factors on our industry and company. Any prolonged weakness in the world’s retail industry in general or in China in particular could harm our customers and, as a result, our business.

Top Line Growth Drivers

•
As of December 31, 2009, our uncompleted project base was RMB 72.5 million (US$10.6 million), including RMB 33.3 million (US$4.9 million) of software license income and RMB 36.1 million (US$5.3 million) of service fee income expected to be recognized in future years.

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

Channel Expansion Initiatives

Currently, we derive approximately half of our revenue from China’s three mega-cities—Beijing, Shanghai and Guangzhou—and approximately 80% of our total revenue from eight first tier cities (including the mega-cities) in China.  However, the continued expansion of many retailers, including current eFuture customers, into China’s second and third tier cities presents a significant opportunity to gain additional market share in these growing markets. As such, one of our key initiatives going forward was to enhance penetration into second and third tier cities, by investing approximately RMB7.5 million in order to increase the coverage of our sales and distribution network from 10 up to 15 provinces in China. In the first quarter of 2010, eFuture benefited from increased expenditure from both our large accounts and our fast-growing second and third tier cities. We have restructured our sales organization from a product driven model to a customer driven model by building major account teams and three regional sales teams focused on North, South and East China since the beginning of 2010.

Underpinning our successful sales & marketing strategy is our continued investment in R&D, which is focused on two areas: core software solutions and development platform. Our strategy consists of either upgrading existing systems or developing new versions. In 2010, we will continue to invest in new products and services to increase revenue potential from existing clients and drive the expansion of our addressable markets.

R&D investment in new releases of core software solutions and sales-related activities has enabled us to improve our market position, further strengthening our penetration into second and third tier cities. We will continue to broaden our service offering in order to generate new revenue streams and a more even distribution of total revenue throughout the year.

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

F.     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2009:

		Payments Due By Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Convertible Notes	¥8,286,643	¥641,635	¥7,645,008	¥-	¥-
Operating Lease Obligations	¥7,602,476	¥4,162,849	¥3,439,627	¥-	¥-
Purchase Obligations	¥36,786,493	¥36,786,493	¥-	¥-	¥-
Total	¥52,675,612	¥41,590,977	¥11,084,635	¥-	¥-

Item 6.                  Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of June 29, 2010.

Name	Age	Position

Adam Yan (1)(8)	42	Chairman and Chief Executive Officer
Dehong Yang (1)	47	President
Deliang Tong (1)(8)	45	Chief Operating Officer and Director
Qicheng Yang (1)	44	Chief Technology Officer
Jack Qiu (1)	44	Chief Innovation Officer and Senior Vice President
Ping Yu (1)(7)	40	Chief Financial Officer and Director
Tony Zhao (1)	45	Chief Strategy Officer and Vice President
Johnson Li(1)	43	Senior Vice President
Hongjun Zou (1)	42	Senior Vice President
Ming Zhu (2)(9)	51	Director
Dong Cheng, Ph.D. (1)(3)(4)(5)(9)	42	Director
John Dai (1)(4)(5)(8)	47	Director
Dennis O. Laing(3)(5)(6)(7)	64	Director
Brian Lin (1)(3)(4)(9)	45	Director
Weiquan Ren (1)(7)	47	Director

(1)	The individual’s business address is c/o eFuture Information Technology Inc., 8/F Topnew Tower, 15 Guanghua Road, Chaoyang Distinct, Beijing 100026, China.
(2)	Mr. Zhu’s business address is c/o RMCC International, Inc. 6724 Patterson Avenue, Richmond, Virginia 23226.
(3)	Member of audit committee.
(4)	Member of compensation committee.

(5)	Member of corporate governance committee.
(6)	Mr. Laing’s business address is 4860 Cox Road, Suite 200, Glen Allen, Virginia 23060.
(7)	Class II director whose term expires in 2010.
(8)	Class III director whose term expires in 2011.
(9)	Class I director whose term expires in 2012.

Adam Yan. Mr. Yan is our Chairman, Chief Executive Officer and a director. He founded eFuture in 1997. From 1997 to 1999 and 2002 to 2004, Mr. Yan also served as our Chief Accounting Officer. From 1991 to 1997, Mr. Yan served as the general manager of the Bangda Information Industry Center of the Haikou Financial Bureau in the Hainan province of China. Mr. Yan received a bachelor’s degree in computer science and a master’s degree in machine vision engineering from Chonqing University in China. From 1991 to 1994, Mr. Yan also served as the chief accounting software designer for Haikou Accounting Firm in the Hainan province of China. In his role as chief accounting software designer, Mr. Yan served as the development team leader responsible for writing the software in accordance with the accounting policies of the Chinese government, developing system architecture, and developing team organization. He has also studied accounting and finance at the Central University of Finance and Economics. Mr. Yan has extensive executive experience in the software industry and provides the Company with valuable insight regarding strategic vision and the industry.

Dehong Yang. Mr. Yang is our President. Mr. Yang began serving in his role as our President January 1, 2010. From 2002 to 2009, Mr. Yang served as the General Manager of the Retail Division of Wincor Nixdorf Retail & Banking Systems Co., Ltd. From 1995 to 2000, he served as a consultant to the distribution industry for IBM China Company Ltd. Mr. Yang also serves as a permanent member of the China Chain Store & Franchise Association, Vice Director of the IT Committee of the China Chain Store & Franchise Association, Vice Director of the Chinese Electronic Commerce Association, and Vice Director of the Commercial Automation Committee of the China Electronic Chamber of Commerce. Mr. Yang holds a bachelor’s degree in Mathematics from the North-East University in Shenyang, Liaoning, PRC. Mr. Yang’s over 10 years of international business management experience and a proven track record of successfully implementing and driving strategic initiatives provides our Board with a valuable resource in understanding company operations and evaluating strategic opportunities.

Deliang Tong. Mr. Tong has served as our Chief Operating Officer since July 1, 2008 and also is the President of our wholly-owned subsidiary, eFuture (Beijing). Mr. Tong founded Guangzhou Royalstone System Integration Co. Ltd. in 1992, and served as its Chairman and CEO. Mr. Tong received a bachelor’s degree in electronics and a master’s degree in software engineering from the University of Electronic Science and Technology of China. Mr. Tong served as department manager for Sichuan Xinchao Computing Group from 1989 to 1991. Mr. Tong also served as the general manager for the south for Beijing Stone Group from 1991 to 1992. Mr. Tong’s over 20 years of management experience and extensive software and services industry background provide our Board with key insights into the development and management of an efficient and effective operational platform.

Qicheng Yang. Mr. Yang has served as our Chief Technology Officer since 1997. From 1995 to 1997, Mr. Yang served as the Chief Technology Officer of Hainan Fujie Industrial Inc., an information technology company delivering software and system integration services in the Hainan province of China. From 1993 to 1995, he served as a manager in the system network department of Hainan Zhouli Sci-Tech Industrial Inc., an information technology company delivering software and system integration services in the Hainan province of China. From 1990 to 1993, Mr. Yang taught computer courses at Huazhong University of Science and Technology. He received a bachelor’s degree in automatic control and a master’s degree in automatic control from Huazhong University of Science and Technology in China. Mr. Yang’s extensive technical background provides us with the leadership and experience needed to further develop our leading edge software and services solutions.

Jack Qiu. He has served as Vice President since 2007 and General Manager of Retail and Distribution Research Lab in Beijing eFuture. From 1998 to 2007, he was served as Executive Vice President of Guangzhou Royalstone System Integration Co. Ltd.. Mr. Qiu also serves as a permanent member of the Commercial Automation Committee of the China Electronic Chamber of Commerce and senior consultant of Guangdong Chain Store & Franchise Association and Linkshop, the most famous website of retail industry information in China. Mr. Qiu received a bachelor’s degree in electronic engineering in Beijing Institute of Technology. Mr Qiu’s rich experience in retail and consumer good industry provide him with the ideal background to lead our efforts of developing new and innovative products and services for our customer base.

Ping Yu. Ms. Yu became our Chief Financial Officer on January 1, 2007. Prior to joining eFuture, she was a specialist with Beijing Smartdot Technologies, Inc. from August 2005 to December 2006, advising companies listed in the United States on meeting Sarbanes-Oxley Act requirements and implementing the COSO-Enterprise Risk Management-Integrated framework. From March 2004 to July 2005, Ms. Yu served as the internal auditing section manager at Dongfeng Nissan, and from October 1999 to April 2001, she was the chief officer of the accounting department at Walkalone Real Estate Co. From July 1996 to September 1999, she served as a senior analyst at Citi Industrial Bank. Ms. Yu received her bachelor’s degree from Hubei University and her master’s degree in business administration from Rutgers University. Ms. Yu is a Certified Public Accountant (CPA). Ms. Yu’s experience and education in both the US and China provide her with the ideal background to help maintain prudent and disciplined financial decisions and to oversee our accounting practices and financial controls.

Tony Zhao, Ph.D. Dr. Zhao is our Chief Strategy Officer. Dr. Zhao joined us in May 2007. From 2000 to 2007, Dr. Zhao was the chief editor of “E-commerce World”, which is a leading magazine covering B2B and B2C matters in China. Since 2003, Dr. Zhao has served as a consulting expert for alibaba.com, hc360.com, chemnet.com, ebay.com and others. Dr, Zhao has also served as an e-commerce expert for the National Development and Reform Commission, the Ministry of Commerce and the Ministry of Information Industry of the PRC. Dr. Zhao has written numerous articles on the development of e-commerce theory and practices in China. From 1997 to 2000, Dr. Zhao was the chief editor of the “Hardware Channel” for “Popular Computer Week”, a top newspaper for end-users of computers in China. Dr. Zhao received a bachelor’s degree and a master’s degree in precision optoelectronic engineering from Chongqing University in China. He also received a doctorate degree in fiber sensing engineering from Chongqing University. Dr. Zhao’s extensive experience, couple with his technical background, make him an invaluable source for strategic guidance on how to capitalize on the opportunities present and remain at the forefront of the industry.

Johnson Li. Mr. Li has served as Beijing eFuture’s Vice President since 1997. In 2008, he also served as General Manager of Key Account SBU. From 2006 to 2007, he served as the Secretary of the Board in eFuture. From 1994 to 1997, Mr. Li served as a manager of the project implementation department of Hainan Fujie Industrial Inc., the information technology company delivering software and system integration services in the Hainan province of China. Mr. Li received a bachelor’s degree in computer science from China People’s Police Officer University in China. Mr. Li’s exemplary performance and management skills were rewarded over 17 years in software industry uniquely qualify him as a valuable member to the Company.

Hongjun Zou. Mr. Zou is our Senior Vice President and was served as our Chief Innovation Officer in 2009 and our Chief Operating Officer from 1997 to 2007. From 1993 to 1997, Mr. Zou served as Chief Technology Officer of Hainan Fujie Industrial Company, an information technology company providing multi-media development platform software to various industries in China. Mr. Zou received a bachelor’s degree in computer science from Chongqing University in China. Mr. Zou with a wealth of industry experience also shares the company's philosophy, enthusiasm and desire to bring innovative ideas and service excellence to our market.

Ming Zhu. Mr. Zhu has served as a director since 2005. Since 1994, Mr. Zhu has been an international business consultant with RMCC International, Inc., a Richmond, Virginia based import/export consulting firm. Mr. Zhu received a bachelor’s degree in English from Beijing Second Foreign Language Institute and a master’s degree in tourism and business from Virginia Commonwealth University. Mr. Zhu’s utilizes his extensive business and consulting background to offer advice on best practices and business development and expansion.

Dong Cheng, Ph.D. Dr. Cheng has served as a director since 2005. Since 2002, Dr. Cheng has served as a Full Professor at the Business School at Renmin University of China. From 1995 to 2002, Dr. Cheng served as an Associate Professor at Renmin University, and from 1993 to 1995, Dr. Cheng served as an Assistant Professor at Renmin University. Dr. Cheng has written numerous articles on the development of Chinese business practices. Dr. Cheng received a bachelor’s degree and a master’s degree in computer software from Xi’an Jiao Tong University in China. He also received a doctorate degree in Business Administration from Renmin University and was a doctorate candidate in Computer Science from Peking University in Beijing, China. Dr. Cheng leverages his role as Professor at the Business School at Renmin University to provide insight into emerging trends within China’s economic and business development.

John Dai. Mr. Dai is currently the Dean of EMBA Center at Renmin University of China and the Director of External Relationship and International Cooperation of China Association of Small and Medium Enterprises (CASME), an organization aimed at advancing the interests of China’s small and medium enterprises internationally. He is also former CEO of Vanda Computer Systems, a Hong Kong based public company focused on systems integration and banking application services in China. Mr. Dai has served in various other executive positions including General Manager of SAS China and General Manager of IBM’s Greater China Distribution Industry Group. Mr. Dai received his bachelor’s degree in Industrial and Civil Construction from Wuhan Industrial University and his master’s degree in Civil Engineering from Tsinghua University. Mr. Dai’s over 2o years’ executive management experience in multinational company and extensive resources in retail industry, along with his understanding of the demands business within China, make him an instrumental source for Board’s strategic decision.

Dennis O. Laing. Mr. Laing has practiced law in Richmond, Virginia for over 30 years. Mr. Laing’s law practice centers upon corporate law with special interest in energy, healthcare and technology sectors. Mr. Laing received a bachelor’s degree in government from the University of Virginia and a law degree from the University of Richmond. Mr. Laing also serves as a director of Sino-Global Shipping America, Ltd. (NASDAQ: SINO). Mr. Laing’s more than three decades of corporate law practice provides our Board with expert legal advice and guidance on regulations and compliance.

Brian Lin. Mr. Lin is currently the Chief Executive Officer and a director of China Fire & Security Group, Inc. (NASDAQ: CFSG), a leading total solution provider of industrial fire protection systems in China. Prior to joining China Fire & Security, from 2001 to 2005, Mr. Lin served as CEO of Beijing Linkhead Technologies, a company that he co-founded in 1994 and sold to PacificNet Inc. in December 2003. Prior to Linkhead, Mr. Lin was Director of R&D, Value-added Services Division of UTStarcom and held various management and technical positions with Nortel Networks, Motorola and Tandem Telecom in the United States. Mr. Lin received a bachelor’s degree in electrical engineering from Huazhong University of Science and Technology and a master’s degree in Electrical Engineering from University of Toronto, Canada in 1989. Mr. Lin’s successful corporate career in managing listed company provides us with strategic advice into the most effective and efficient ways to further create suitable shareholders value.

Weiquan Ren. Since 2006, Mr. Ren has served as a senior partner at Cybernaut-Capital.  Since 2007, Mr. Ren has served as the vice dean at Zhejiang University Institute, International. Previously, Mr. Ren held senior management positions at Peking University Founder Group Corp from 1993 to 2006.  Mr. Ren also previously served as the CEO at Founder Electronics (Hong Kong listed company HK 0418) from 2001 to 2006, the vice president at Founder Technology Group Corp. (Shanghai listed company 600601) from 1998 to 2001, and the general manager at the Eastern China Region of Founder Group in 1998 and the general manager at Hangzhou branches of Founder Group from 1998 to 2001. Before joining Founder, Mr. Ren was a university professor for seven years.  Mr. Ren received his Master of Engineering degree from the Department of Electric Machine Engineering at Zhejiang University in 1989 and his Bachelor of Engineering degree from the Department of Information Science and Electronic Engineering, Zhejiang University in 1983. Mr. Ren leverages his vast experience in the technology industry to provide our Board with key insights into the effective development and implementation of new, innovative platforms and services.

There are no family relationships among any of the persons named above, and there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any such person was selected as a director or member of senior management.

B.             Compensation

For the fiscal year ended December 31, 2009, we paid an aggregate compensation of RMB 3.6 million (US$524K) in cash to our executive officers. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We made contribution s of RMB 3.7 million (US$542K) to employee benefit plans for the fiscal year ended December 31 2009.

Executive and Director Compensation
The following table shows the estimated annual compensation paid by us to our executive officers and directors for the year ended December 31, 2009.

	Annual Compensation for Year Ended December 31, 2009
			Ordinary
			Shares
			Underlying	Other Annual	All Other
Name	Salary	Bonus	Restricted Shares	Compensation	Compensation
Adam Yan	¥325,768	¥200,000	5,000 shares	—	—
Chairman, Chief Executive Officer and
Director
Deliang Tong	¥468,100	¥190,000	6,000 shares	—	—
Chief Operating Officer and Director
Qicheng Yang	¥348,868	¥120,000	—	—	—
Chief Technology Officer
Hongjun Zou	¥356,993	¥146,762	—	—	—
Senior Vice President
Ping Yu	¥336,868	¥120,000	10,000 shares	—	—
Chief Financial Officer and Director
Tony Zhao	¥276,868	¥120,000	—	—	—
Vice President and Chief Strategy
Officer
James Mu	¥175,550	—	—	—	—
Vice President and Chief Marketing
Officer
Ming Zhu	$11,200	—	15,000 shares	—	—
Director
Dong Cheng, Ph.D.	$6,700	—	18,000 shares	—	—
Director
John Dai	$11,200	—	18,000 shares	—	—
Director
Dennis O. Laing	$13,110	—	15,000 shares	—	—
Director
Brian Lin	$12,700	—	18,000 shares	—	—
Director
Weiquan Ren	$2,500	—	—	—	—
Director

Incentive Compensation Plans
On June 15, 2005, the Compensation Committee issued a proposal “the 2005 Plan” that the Company may grant options to our key employees (including directors and senior management who are key employees) and to consultants in order to provide an incentive upon successful listing on NASDAQ.

On January 31, 2007, the Company adopted the 2005 Option Plan Set One (the “2005 Plan I”), which reserved 65,875 shares of common stock for issuance under the plan. In the aggregate, 65,875 performance stock options were granted to key employees (including directors and senior management who are key employees), each with an exercise price of $25.42, a contractual life of 10 years and are vested over a five year period.

On September 17, 2007, the Company adopted the 2005 Option Plan Set Two (the “2005 Plan II”), which reserved 65,800 shares of common stock for issuance under the plan. In the aggregate, 65,800 performance stock options were granted to key employees, each with an exercise price of $11.71, a contractual life of 10 years and are vested over a five year period.

Under the 2005 Plan I and Plan II, the Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholder approval.

On December 11, 2009, the Company adopted a share incentive plan (the “2009 Plan”), which reserved 332,000 shares of common stock for issuance. The 2009 Plan provides for the granting of share incentives, which include Incentive Stock Option (ISO) and restricted shares to our key employees. In the aggregate, 175,000 performance stock options were granted to key employees with an exercise price of $6.55, 84,000 and 69,000 restricted shares are granted to members of the board of directors and senior management, receptively, with no cash consideration. Options were granted for a term of ten years (commencing from December 11, 2009). Pursuant to the 2009 Plan, options and restricted shares are vested over a three year period with the first 25% vested on the grant day.

The 2009 Plan is administered by the Company’s Nominee and Compensation Committee. The Nominee and Compensation Committee has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. The Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholder approval.

Summarized details of the above incentive plans are as follows:

	2005 Plan I	2005 Plan II	2009 Plan
	Option	Option	Option	Restricted shares
Total Option/Restricted Shares Granted	65,875	65,800	175,000	84,000	69,000
Grant Date	31-Jan-07	17-Sep-09	11-Dec-09	11-Dec-09	11-Dec-09
Exercise Price	25.42	11.71	6.55
Vesting Period	5 years	5 years	3 years	3 years	3 years
Vesting Terms	20%	20%	25%	25%	25%
Expired Period	10 years	10 years	10 years
Fair Value per option/restriceted share	25.72	8.27	5.02	6.55	6.55

As of December 31, 2009, there was RMB9.7 million (US$1.4 million) unrecognized share-based compensation cost related to stock options, which is expected to be recognized over a weighted-average vesting period of 2.64 years. In the aggregate, the share-based compensation costs during the years ended December 31, 2009, 2008 and 2007 were RMB 6.2 million, RMB 3.1million and RMB 2.7 million (US$0.9 million), respectively.

C.             Board practices

See information provided in response to Item 6.A. above as to the current directors and the expiration of current director terms.

Board of Directors and Board Committees

Our board of directors consists of nine members. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2012 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2010 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2011 and every three years thereafter.

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

Currently, three committees have been established under the board: the audit committee, the compensation committee and the corporate governance committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The audit committee consists of Dr. Cheng, Mr. Laing and Mr. Lin.

The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all other forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The compensation committee consists of Dr. Cheng, Mr. Dai and Mr. Lin.

The corporate governance committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The corporate governance committee consists of Dr. Cheng, Mr. Dai and Mr. Dennis O. Laing.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There are no family relationships among any of the persons named above, and there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any such person was selected as a director or member of senior management.

D.            Employees

As of December 31, 2009, we had 670 employees, all of whom were based in China. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement. As of December 31, 2009, 2008 and 2007, we had 670, 601 and 588 employees, respectively.

	December 31, 2007	December 31, 2008	December 31, 2009
Total	588	601	671
Mid and high level Manager	47	45	54
Sales	94	92	94
R&D and Customization	152	178	202
Service	248	224	248
Pre-sales	12	25	38
Back-office	35	37	35

E.            Share ownership

The following table sets forth information with respect to beneficial ownership of our common stock and options as of the date of this annual report, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common stock shown as beneficially owned by them. The number of our common stock outstanding used in calculating the percentage for each listed person includes our common stock underlying options held by such persons, but excludes common stock underlying options held by any other person. Percentage of beneficial ownership is based on 3,875,866 ordinary shares, which includes 3,598,689 ordinary shares currently outstanding and 277,177 options to purchase ordinary shares which have vested or will vest within 60 days. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)

Adam Yan (3)	390,075	10.06%
Dehong Yang (4)	5,000	*
Deliang Tong (5)	70,045	1.81%
Qicheng Yang (6)	44,423	1.15%
Hongjun Zou (7)	169,970	4.39%
Ping Yu (8)	8,500	*
Tony Zhao (9)	2,000	*
Ming Zhu (10)	3,750	*
Dong Cheng, Ph.D. (11)	11,700	*
Dennis O. Laing (10)	3,750	*
Brian Lin (12)	4,500	*
John Dai (12)	4,500	*
All directors and executive officers as a group (12 people) (13)	718,213	18.53%

* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common stock.
(2)	The number of our common stock outstanding used in calculating the percentage for each listed person includes the common stock underlying currently exercisable options held by such person.
(3)	Includes 1,250 vested restricted shares and currently exercisable options to purchase 5,397 common stock.
(4)	Includes 5,000 vested restricted shares.
(5)	Includes 1,500 vested restricted shares.
(6)	Includes 2,000 vested restricted shares and currently exercisable options to purchase 4,979 common stock.
(7)	Includes 750 vested restricted shares and currently exercisable options to purchase 5,177 common stock.
(8)	Includes 2,500 vested restricted shares and currently exercisable options to purchase 6,000 common stock.
(9)	Includes 2,000 vested restricted shares.
(10)	Includes 3,750 vested restricted shares.
(11)	Includes 4,500 vested restricted shares and currently exercisable options to purchase 7,200 common stock.
(12)	Includes 4,500 vested restricted shares.
(13)	Includes 36,000 vested restricted shares and currently exercisable options to purchase 28,753 common stock.

 Share Incentive Plan

As of December 31, 2009, we had three share incentive plans in effect.  62,499 shares underlie our 2001 Share Incentive Plan, 131,678 shares underlie our 2005 Share Incentive Plan and 332,000 shares underlie our 2009 Share Incentive Plan.

Item 7.                  Major Shareholder and Related Party Transactions

A.            Major shareholders

The following table sets forth information with respect to beneficial ownership of our common stock and options as of December 31, 2009, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common stock shown as beneficially owned by them. The number of our common stock outstanding used in calculating the percentage for each listed person includes our common stock underlying options held by such persons, but excludes common stock underlying options held by any other person. Percentage of beneficial ownership is based on 3,875,866 ordinary shares, which includes 3,598,689 ordinary shares currently outstanding and 277,177 options to purchase ordinary shares which have vested or will vest within 60 days. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)

Adam Yan (3)	390,075	10.06%
Unitrust	397,175	10.25%
Hudson Bay Fund, LP	194,489	5.02%
Hudson Bay Overseas Fund Ltd.	237,772	6.13%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common stock.
(2)	The number of our common stock outstanding used in calculating the percentage for each listed person includes the common stock underlying options held by such person.
(3)	Includes currently exercisable options to purchase 4,622 common stock.

B.	Related party transactions

As of December 31, 2008 and 2009, the loan balance from Mr.Wang, a minority shareholder of Wangku, is RMB 0.3 million and RMB 1.2 million respectively. There is no interest bearing for this loan.

C.	Interests of experts and counsel

Not applicable

Item 8.                  Financial Information

See information provided in response to Item 18 below.

Item 9.                  The Offer and Listing

A.	Offer and listing details

The following table sets forth the high and low market prices for (i) the fiscal years ended December 31, 2009 and December 31, 2008, (ii) the fiscal years ended December 31, 2009 and December 31, 2008 on a quarterly basis, and (iii) the most recent six months on a monthly basis.

Full Financial Years	Low	High

January 1, 2009 – December 31, 2009	$4.71	$13.84
January 1, 2008 – December 31, 2008	$2.51	$19.44
January 1, 2007 – December 31, 2007	$11.01	$38.84

Fiscal Quarters	Low	High

October 1, 2009 – December 31, 2009	$6.26	$10.05
July 1, 2009 – September 30, 2009	$7.50	$11.28
April 1, 2009 – June 30, 2009	$5.45	$13.84
January 1, 2009 – March 31, 2009	$4.71	$7.48
October 1, 2008 – December 31, 2008	$2.51	$8.45
July 1, 2008 – September 30, 2008	$6.01	$12.67
April 1, 2008 – June 30, 2008	$10.72	$18.43
January 1, 2008 – March 31, 2008	$10.79	$19.44

Monthly	Low	High

June 2010 (through June 25, 2010)	$4.35	$5.79
May 2010	$4.59	$6.13
April 2010	$5.75	$6.57
March2010	$5.52	$6.60
February 2010	$5.25	$5.83
January 2010	$5.32	$6.92

B.            Plan of distribution

Not applicable.

C.            Markets

Our common stock are listed on the NASDAQ Capital Market under the symbol “EFUT.”

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

C.            Material contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those  described in Item 4, “Information on the Company”

D.            Exchange controls

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

E.            Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

United States Federal Income Taxation

The following is a summary of material United States federal income tax consequences under present law relating to the purchase, ownership, and disposition of our common stock. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, proposed Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of common stock could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the common stock.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions;
•	life insurance companies;
•	tax-exempt organizations;
•	dealers in securities or foreign currencies;
•	traders in securities that elect to apply a mark-to-market method of accounting;
•	persons holding common stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes;
•	persons subject to the alternative minimum tax provisions of the Code; and
•	persons that have a “functional currency” other than the U.S. dollar.

This description generally applies to purchasers of our common stock as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

Investors considering the purchase of common stock should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is:

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

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the common stock, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the common stock that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the common stock.

If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Taxation of Dividends and Other Distributions on Common Stock

Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to the common stock, other than certain pro rata distributions of our shares, will be includible in a U.S. Holder’s gross income as ordinary dividend income when received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the tax basis in the common stock, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. Any gain recognized by a non-corporate U.S. Holder on the sale or exchange of common stock generally will be subject to a maximum tax rate of 15%, which maximum tax rate will increase under current law to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009.

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

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the common stock will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” In particular circumstances, a U.S. Holder that:

•	has held the common stock for less than a specified minimum period during which it is not protected from risk of loss,
•	is obligated to make payments related to the dividends, or
•
holds the common stock in arrangements in which the U.S. Holder’s expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the common stock.

Distributions to a U.S. Holder of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all our shareholders should not be subject to U.S. federal income tax. The basis of the new shares or rights so received will be determined by allocating the U.S. Holder’s tax basis in the common stock between the common stock and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the new shares or rights will be zero if:

•	the fair market value of the new shares or rights is less than 15.0% of the fair market value of the old common stock at the time of distribution; and
•	the U.S. Holder does not make an election to determine the basis of the new shares by allocation as described above.

The U.S. Holder’s holding period in the new shares or rights will generally include the holding period of the old common stock on which the distribution was made.

Taxation of Disposition of Common Stock

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of common stock equal to the difference between the amount realized (in U.S. dollars) for the common stock and the U.S. Holder’s tax basis (in U.S. dollars) in the common stock. The gain or loss will be capital gain or loss. Any gain or loss that you recognize will generally be treated as United States source income or loss, except that losses will be treated as foreign source losses to the extent you received dividends that were includible in the financial services income basket during the 24-month period prior to the sale. If the common stock are not stock in a passive foreign investment company with respect to a U.S. Holder in either the taxable year of the distribution or the preceding taxable year, the distribution otherwise constitutes qualified dividend income for United States federal income tax purposes, certain holding period and other requirements are met, and the distribution is received in a taxable year beginning prior to January 1, 2009, the distribution will be taxable to a non-corporate U.S. Holder at a maximum rate of 15%.

Passive Foreign Investment Company

We believe that we are not a passive foreign investment company for U.S. federal income tax purposes, but we cannot be certain whether we will be treated as a passive foreign investment company for any future taxable year. If we are a passive foreign investment company in any year in which a U.S. Holder holds common stock, the U.S. Holder generally will be subject to increased U.S. tax liabilities and reporting requirements on receipt of certain dividends or on a disposition of common stock, in that year and all subsequent years although a shareholder election to terminate such deemed passive foreign investment company status may be made in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a passive foreign investment company, the consequences of an investment in a passive foreign investment company, and the consequences of making a shareholder election to terminate deemed passive foreign investment company status if we no longer meet the income or asset test for passive foreign investment company status in a subsequent taxable year.

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

Our belief that we are not a passive foreign investment company is based on our estimate of the fair market value of our intangible assets, including goodwill, not reflected in our financial statements under US GAAP. In the future, in calculating the value of these intangible assets, we will value our total assets, in part, based on our total market value determined using the average of the quarterly selling prices of the common stock for the relevant year. We believe this valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our intangible assets, which may result in our classification as a passive foreign investment company. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a passive foreign investment company may also increase.

A separate determination must be made each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change.

If we are a passive foreign investment company for any taxable year during which a U.S. Holder holds common stock, the U.S. Holder will be subject to special tax rules with respect to:

•	Any “excess distribution” that the U.S. Holder receives on common stock, and
•	Any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the common stock, unless the U.S. Holder makes a “mark-to-market” election as discussed below.

Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common stock will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common stock,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and
•
the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the common stock cannot be treated as capital, even if the U.S. Holder holds the common stock as capital assets.

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

Alternatively, a U.S. Holder of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election for the common stock, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common stock as of the close of your taxable year over the U.S. Holder’s adjusted basis in such common stock. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common stock over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the common stock included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common stock, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common stock, as well as to any loss realized on the actual sale or disposition of the common stock, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common stock. A U.S. Holder’s basis in the common stock will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the SEC or on NASDAQ, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The mark-to-market election would be available to a U.S. Holder unless our common stock are delisted from The NASDAQ Capital Market and do not subsequently become regularly traded on another qualified exchange or market.

A U.S. Holder who holds our common stock in any year in which we are a passive foreign investment company would be required to file IRS Form 8621 regarding distributions received on our common stock and any gain realized on the disposition of our common stock.

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our common stock unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our common stock unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our common stock or the proceeds received on the sale, exchange or redemption of our common stock paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

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

Foreign Exchange Risk

Virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Any significant revaluation of RMB against the U.S. dollar may materially affect our revenues, earnings and financial position in U.S. dollars. The RMB appreciated by 6.47% against the U.S. dollar in 2008 and the exchange rate between the RMB and the U.S. dollar was relatively stable in 2009. If the Renminbi continuously appreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will be subject to change. See “Risk Factors — Fluctuation of the Renminbi could materially affect our financial condition and results of operations.”

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 4.8%, 5.9% and negative 0.7% in 2007, 2008 and 2009, respectively. The Chinese government may introduce measures in the future intended to reduce the inflation rate in China.  We cannot assure you that these measures will not have a significant impact on our business.  Any such measures may not be successful or immediately effective in reducing or slowing the increase in China’s inflation rate.  Sustained or increased inflation in China may have an impact on China’s economy and our customers, which may adversely affect our business and financial results.

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

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008 and has replaced the previous separate income tax laws for domestic enterprises and FIEs by adopting an unified 25% enterprise income tax rate applicable to all resident enterprises in China, including FIEs and foreign enterprises operating in the PRC, except for certain entities that are eligible to tax holidays and entities enjoying tax holidays under the Previous IT Law grandfathered by the New EIT Law. In accordance with the implementation rules of the New EIT Law, a qualified “High and New Technology Enterprise” under the New EIT Law will be granted the preferential tax rate of 15%. eFuture Beijing is recognized as “High and New Technology Enterprise” under the New EIT Law by relevant authorities effective from fiscal year 2008. Therefore, eFuture Beijing enjoyed the reduced EIT rate of 15% for fiscal year 2008 and 2009.  Biaoshang and Wangku were subject to a 25% tax rate in 2008 and 2009.

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

PART II

Item 13.                Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15.               Controls and Procedures

See Item 15T.

Item 15T.             Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act, our management has carried out an evaluation, with the participation of an external internal control consultant and under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the framework set forth in the report entitled “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring. Based on that evaluation, management concluded that these controls were not effective at December 31, 2009, based on the following internal control matters that constitute material weaknesses:

1.
We did not maintain sufficient control over the financial reporting processes due to an insufficient complement of internal personnel with a level of accounting knowledge, experience and training in the application of US GAAP to ensure that the financial statements were prepared in compliance with US GAAP and SEC requirements. As a result, we did not adequately review accounting policies and US GAAP adjustments relating to revenue recognition and share-based award plan.

2.
We did not maintain sufficient internal controls over the monthly and year end closing process to ensure that standard and non-standard transactions were accurately recorded. Furthermore, controls in place were insufficient to ensure that adequate identification, review, and approval of journal entries was performed and documented.

Despite the issues above, the Company's management believes that the consolidated financial statements included in the Annual Report on Form 20-F fairly state, in all material respects, our financial condition, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles in the United States of America.

Management’s assessment of internal controls over financial reporting was not subject to auditor attestation as of December 31, 2009 pursuant to temporary rules of the Securities and Exchange Commission. Accordingly, this Annual Report does not include an attestation report by our independent registered public accounting firm regarding internal control over financial reporting.

Remediation of Material Weaknesses

To remediate the material weaknesses described above in “Management's Report on Internal Control over Financial Reporting,” we have implemented or plan to implement the measures described below, and will continue to evaluate and may in the future implement additional measures.

We have planned remediation measures of hiring and training of personnel which are intended to generally address these material weaknesses by ensuring that we will have sufficient personnel with knowledge, experience and training in the application of US GAAP commensurate with our financial reporting requirements. These measures include the following:

1.           We plan to hire and train up our staff internally in 2010 with relevant accounting experience, skills and knowledge in the preparation of financial statements under the requirements of US GAAP and financial reporting disclosure under the requirement of SEC rules;

2.           We are establishing a formalized documented set of internal audit processes to ensure that adequate and proper supervisory review is in place that the significant internal control deficiencies can be detected or prevented;

We believe that we are taking the steps necessary for remediation of the material weaknesses identified above, and we will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.

Changes in Internal Controls over Financial Reporting

Other than the remediation measures described above, there were no changes in our internal controls over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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
Chaoyang District
Beijing 100026, People’s Republic of China
Attention: Secretary

Item 16C.             Principal Accountant Fees and Services

Audit Fees

We incurred in the aggregate amounts of $220,000 and $214,000 for the annual audit of our financial statements for fiscal years 2009 and 2008, respectively.  Amounts represent fees billed or expected to be billed by Grant Thornton Hong Kong.

Tax Fees

We did not pay Grant Thornton Hong Kong any fees for tax services for fiscal years 2009 and 2008, respectively.
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

PART III
Item 17.                Financial Statements

See Item 18.

Item 18.                Financial Statements

The consolidated financial statements of eFuture Information Technology Inc. are included at the end of this annual report, beginning with page F-1.

Item 19.                Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (1)
1.2	Amended and Restated Memorandum of Association of the Registrant (1)
1.3	Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (1)
2.1	Specimen Certificate for Common Stock (1)
4.1	Securities Purchase Agreement dated as of March 13, 2007 by and among the Company, Capital Ventures International (“CVI”), Hudson Bay Fund, LP (“HBF”) and Hudson Bay Overseas Fund, Ltd. (“HBOF”) (2)
4.2	Registration Rights Agreement, dated March 13, 2007 by and among the Company, CVI, HBF and HBOF (2)
4.3	Form of Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (2)
4.4	Form of Series A Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (2)
4.5	Form of Series B Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (2)
4.6	Acquisition of Beijing Wangku Hutong Information Technology Co., Ltd. (3)
4.7	Acquisition of Crownhead Holdings Ltd. and Royalstone System Integrated Co., Ltd (4)
8.1	Subsidiaries of the Registrant (5)
12.1	Section 302 Certification of Adam Yan (6)
12.2	Section 302 Certification of Yu Ping (6)
13.1	Section 906 Certification of Adam Yan (6)
13.2	Section 906 Certification of Yu Ping (6)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 333-126007).
(2)	Incorporated by reference to the Registrant’s Current Report on Form 6-K (File No. 001-33113) filed with the SEC on March 15, 2007.
(3)	Incorporated by reference to the Registrant’s Current Report on Form 6-K (File No.) filed with the SEC on May 21, 2007 (File No. 011-33113).
(4)	Incorporated by reference to the Registrant’s Current Report on Form 6-K (File No.) filed with the SEC on August 15, 2007 (File No. 011-33113).
(5)	Incorporated by reference to the Registrant’s Annual Report on Form 20-F (File No. 001-33113) filed with the SEC on October 13, 2009.
(6)	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 29th day of June, 2010.

EFUTURE INFORMATION TECHNOLOGY INC.

By:	/s/ Adam Yan
Name:	Adam Yan
Title:	Chairman and Chief Executive Officer

Date: June 29, 2010

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

eFuture Information Technology Inc.

We have audited the accompanying consolidated balance sheets of eFuture Information Technology Inc. (a Cayman Islands corporation) and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eFuture Information Technology Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON

GRANT THORNTON

Hong Kong
June 29, 2010

HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS 5 Triad Center, Suite 750 Salt Lake City, UT 84180-1128 Phone: (801) 532-2200 Fax: (801) 532-7944 www.hbmcpas.com	Registered with the Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of eFuture Information Technology Inc.

We have audited the accompanying consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows of eFuture Information Technology Inc. and subsidiaries (“the Company”) for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of eFuture Information Technology Inc. and subsidiaries for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
June 24, 2008, except for Note 16,
as to which the date is October 12, 2009

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

		Chinese Yuan (Renminbi)		U.S. Dollars
		December 31,		December 31,
	Notes	2008	2009	2009
ASSETS
Current assets
Cash and cash equivalents		¥60,787,734	¥59,114,876	$8,660,378
Trade receivables, less allowance for doubtful accounts of ¥4,743,679 and ¥4,196,302($614,762), respectively	3	19,468,029	15,008,666	2,198,782
Refundable value added tax		2,755,702	2,600,299	380,946
Advances to employees		3,205,953	1,612,691	236,261
Advances to suppliers		198,752	297,604	43,599
Other receivables		2,229,535	2,821,682	413,379
Prepaid expenses		735,083	1,479,505	216,749
Inventory and work in process, less inventory provision of Nil and ¥1,103,382($161,646), respectively	4	2,879,250	5,547,216	812,672
Total current assets		92,260,038	88,482,539	12,962,766
Non-current assets
Long-term investments		654,192	654,192	95,840
Deferred loan costs		1,182,588	836,337	122,524
Property and equipment, net of accumulated depreciation of ¥3,020,838 and ¥4,314,846($632,129), respectively	5	3,605,458	5,208,594	763,063
Intangible assets, net of accumulated amortization of ¥34,704,373 and ¥50,972,300($7,467,484), respectively	6	49,875,082	42,833,223	6,275,103
Goodwill	6	91,284,735	90,522,735	13,261,655
Total non-current assets		146,602,055	140,055,081	20,518,185
Total assets		¥238,862,093	¥228,537,620	$33,480,951

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)

		Chinese Yuan (Renminbi)		U.S. Dollars
		December 31,		December 31,
		2008	2009	2009

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable		¥5,646,259	¥9,080,949	$1,330,367
Other payable	8	11,097,702	15,716,207	2,302,436
Accrued expenses	9	6,873,703	10,058,468	1,473,574
Taxes payable		7,933,734	6,985,256	1,023,346
Advances from customers		22,839,530	26,185,691	3,836,225
Royalstone acquisition obligation		6,416,970	6,420,168	940,560
Health field acquisition obligation		594,000	-	-
Proadvancer System acquisition obligation		29,958,518	29,973,448	4,391,135
BFuture acquisition obligation		392,877	392,877	57,557
Deferred tax, current portion	15	1,553,197	1,389,121	203,508
Total current liabilities		93,306,490	106,202,185	15,558,708
Long-term liabilities
3%-10% ¥6,825,900 ($1,000,000) convertible note payable, net of ¥6,789,061 ($994,603) of unamortized discount		26,068	36,839	5,397
Derivative liabilities	16	5,111,417	3,824,552	560,300
Deferred tax	15	5,458,232	4,109,092	601,985
Total long-term liabilities		10,595,717	7,970,483	1,167,682
Equity
Common stock, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,362,241 shares and 3,368,424 shares outstanding, respectively	10	2,039,196	2,042,384	299,211
Additional paid-in capital	10	173,054,651	179,821,900	26,344,057
Statutory reserves	10	3,084,020	3,084,020	451,812
Accumulated deficit		(43,422,395)	(68,687,892)	(10,062,833)
Total eFuture Information Technology Shareholders' Equity		134,755,472	116,260,412	17,032,247
Noncontrolling interest	12	204,414	(1,895,460)	(277,686)
Total equity		134,959,886	114,364,952	16,754,561
Total liabilities and equity		¥238,862,093	¥228,537,620	$33,480,951

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

		Chinese Yuan (Renminbi)			U.S. Dollars
					For the
					Year Ended
		For the Years Ended December 31,			December 31,
	Notes	2007	2008	2009	2009
Revenues
Software sales		¥42,076,411	¥66,215,769	¥54,187,769	$7,938,553
Hardware sales		16,198,402	26,655,967	21,518,084	3,152,417
Service fee income		26,646,180	46,991,766	46,561,789	6,821,341
Total Revenues		84,920,993	139,863,502	122,267,642	17,912,311

Cost of revenues
Cost of software		15,648,282	22,928,605	13,265,401	1,943,392
Cost of hardware		12,601,230	21,989,087	17,294,931	2,533,722
Cost of service fee income		6,965,367	20,247,922	22,916,896	3,357,344
Amortization of acquired technology		8,231,375	13,308,030	11,983,299	1,755,563
Amortization of software costs		2,889,118	3,632,744	4,280,232	627,058
Total Cost of Revenue		46,335,372	82,106,388	69,740,759	10,217,079

Gross Profit		38,585,621	57,757,114	52,526,883	7,695,232

Operating Expenses
Research and development expenses		816,479	6,512,776	3,165,788	463,791
General and administrative expenses		19,192,286	40,488,964	43,840,536	6,422,675
Selling and distribution expenses		12,014,601	20,792,618	34,284,407	5,022,694
Impairment loss of goodwill	6	-	-	762,000	111,633
Total Operating Expenses		32,023,366	67,794,358	82,052,731	12,020,793

Profit/(loss) from operations		6,562,255	(10,037,244)	(29,525,848)	(4,325,561)

Other income (expenses):
Interest income		3,533,326	1,424,029	425,103	62,278
Interest expense		(2,813,489)	(1,246,780)	(453,861)	(66,491)
Interest expenses - amortization of discount on notes payable		(22,415)	(33,212)	(13,316)	(1,951)
Interest expenses - amortization of deferred loan costs		(2,114,685)	(978,204)	(350,996)	(51,421)
Income/(loss) on investments		985,085	(3,552,902)	-	-
Gain on derivatives	16	10,324,874	33,122,465	1,290,329	189,034
Loss on extinguishment of convertible notes	16	(39,504,662)	(22,529,233)	-	-
Foreign currency exchange gain/(loss)		544,173	368,127	(133,087)	(19,497)
Loss before tax		(22,505,538)	(3,462,954)	(28,761,676)	(4,213,609)
Income tax expense/(benefit)	15	946,704	(810,744)	1,396,305	204,560
Net loss		(21,558,834)	(4,273,698)	(27,365,371)	(4,009,049)
Net profit (loss) attributable to the noncontrolling interest		32,520	(204,414)	2,099,874	307,633
Net loss attributable to eFuture Information Technology		(21,526,314)	(4,478,112)	(25,265,497)	(3,701,416)
Other comprehensive income
Foreign currency translation adjustment		491,079	-	-	-
Comprehensive loss		¥(21,035,235)	¥(4,478,112)	¥(25,265,497)	$(3,701,416)
Loss per common stock
Basic		¥(8.01)	¥(1.39)	¥(7.51)	$(1.10)
Diluted		¥(8.01)	¥(1.39)	¥(7.51)	$(1.10)
Basic Weighted-average Shares Outstanding		2,687,380	3,214,466	3,362,986	3,362,986
Fully-Diluted Weighted-average Shares Outstanding		2,687,380	3,214,466	3,396,881	3,396,881

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
For the Years Ended December 31, 2007, 2008 and 2009

	Chinese Yuan (Renminbi)
			Additional		Accumulated Other
	Common Stock		Paid-in	Statutory	Comprehensive	Accumulated	Non controlling	Total
	Shares	Amount	Capital	Reserves	Income/(loss)	Deficit	Interests	Equity
Balance as of January 1, 2007	2,633,500	¥1,647,781	¥77,726,236	¥3,084,020	¥(491,079)	¥(17,417,969)	¥32,520	¥64,581,509
Conversion of convertible notes	200,080	113,445	47,305,512	-	-	-	-	47,418,957
Issuance of ordinary shares in Royalstone acquisition	71,122	39,223	8,516,738	-	-	-	-	8,555,961
Warrants exercised	20,000	11,140	1,049,852	-	-	-	-	1,060,992
Issuance of options to employees	-	-	2,663,105	-	-	-	-	2,663,105
Net loss for the year	-	-	-	-	-	(21,526,314)	(32,520)	(21,558,834)
Foreign currency translation adjustment	-	-	-	-	491,079	-	-	491,079
Balance as of December 31,2007	2,924,702	¥1,811,589	¥137,261,443	¥3,084,020	¥-	¥(38,944,283)	¥-	¥103,212,769
Conversion of convertible notes	210,526	108,518	14,834,371	-	-	-	-	14,942,889
Issuance of ordinary shares in Health Field acquisition	6,184	3,192	590,808	-	-	-	-	594,000
Issuance of ordinary shares in Royalstone acquisition	66,035	34,158	6,382,812	-	-	-	-	6,416,970
Issuance of ordinary shares in Proadvancer acquisition	83,944	43,357	7,255,788	-	-	-	-	7,299,145
Warrants exercised	70,850	38,382	3,619,526	-	-	-	-	3,657,908
Issuance of options to employees	-	-	3,109,903	-	-	-	-	3,109,903
Net loss for the year	-	-	-	-	-	(4,478,112)	204,414	(4,273,698)
Balance as of December 31,2008	3,362,241	¥2,039,196	¥173,054,651	¥3,084,020	¥-	¥(43,422,395)	¥204,414	¥134,959,886
Issuance of ordinary shares in Health Field acquisition	6,183	3,188	591,195	-	-	-	-	594,383
Issuance of options to employees	-	-	4,464,698	-	-	-	-	4,464,698
Restricted shares awarded to directors and senior management	-	-	1,711,356	-	-	-	-	1,711,356
Net loss for the year	-	-	-	-	-	(25,265,497)	(2,099,874)	(27,365,371)
Balance as of December 31,2009	3,368,424	¥2,042,384	¥179,821,900	¥3,084,020	¥-	¥(68,687,892)	¥(1,895,460)	¥114,364,952

	U.S. Dollars
			Additional		Accumulated Other
	Ordinary Shares		Paid-in	Statutory	Comprehensive	Accumulated	Non controlling	Total
	Shares	Amount	Capital	Reserves	Income/(loss)	Deficit	Interests	Equity
Balance as of January 1, 2009	3,362,241	$298,744	$25,352,650	$451,812	$-	$(6,361,418)	$29,947	$19,771,735
Issuance of ordinary shares in Health Field acquisition	6,183	467	86,611	-	-	-	-	87,078
Issuance of options to employees	-	-	654,082	-	-	-	-	654,082
Restricted shares awarded to directors and senior management	-	-	250,715	-	-	-	-	250,715
Net loss for the year	-	-	-	-	-	(3,701,416)	(307,633)	(4,009,049)
Balance as of December 31, 2009	3,368,424	$299,211	$26,344,058	$451,812	$-	$(10,062,834)	$(277,686)	$16,754,561

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2007	2008	2009	2009
Cash flows from operating activities:
Net loss attributable to eFuture Information Technology	¥(21,526,314)	¥(4,478,112)	¥(25,265,497)	$(3,701,416)
Adjustments to reconcile net loss attributable to eFuture Information
Technology to net cash provided by (used in) operating activities:
Depreciation of property and equipment	500,633	891,183	1,371,421	200,914
Amortization of intangible assets	11,120,493	16,940,774	16,263,531	2,382,621
Impairment of goodwill	-	-	762,000	111,633
Impairment of intangible assets	-	2,143,290	-	-
Amortization of discount on notes payable	22,413	33,212	13,316	1,951
Amortization of deferred loan costs	2,114,685	978,204	350,996	51,421
Gain on derivatives	(10,324,873)	(33,122,465)	(1,290,329)	(189,034)
Loss on extinguishment of convertible notes	39,504,662	22,529,233	-	-
Investment (income)/loss	(985,085)	3,552,902	-	-
Loss on disposition of property and equipment	-	385,995	49,900	7,310
Provision for doubtful debt	2,585,988	2,340,706	4,044,232	592,483
Provision for loss in inventory and work in process	-	1,449,542	1,103,382	161,646
Compensation expenses for options issued to employees	2,663,105	3,109,903	4,464,698	654,082
Compensation expenses for restricted shares awarded to
directors and senior management	-	-	1,711,356	250,715
Deferred taxes	(946,704)	481,774	(1,513,216)	(221,687)
Foreign exchange loss	(652,397)	(2,222,996)	(134,451)	(19,697)
Noncontrolling interest	(32,520)	204,414	(2,099,874)	(307,633)
Change in assets and liabilities:				-
Accounts receivable	(13,788,696)	(2,526,441)	2,898,851	424,684
Refundable value added tax	(1,220,094)	935,333	155,403	22,767
Deposits	(111,752)	156,695	-	-
Advances to employees	(2,378,346)	370,994	1,593,262	233,414
Advances to suppliers	(214,694)	991,888	(98,852)	(14,482)
Other receivables	537,784	136,565	(3,077,188)	(450,811)
Prepaid expenses	(291,548)	305,014	(744,422)	(109,058)
Inventories and work in process	265,645	1,421,159	(3,771,348)	(552,506)
Trade payables	1,827,696	1,230,861	3,434,690	503,185
Other payables	(1,013,731)	7,269,063	4,770,671	698,908
Accrued expenses	1,570,905	2,360,449	3,184,765	466,571
Accrued interest	278,420	(278,420)	-	-
Taxes payable	2,437,452	(1,084,826)	(948,478)	(138,953)
Advances from customers	4,575,302	4,542,952	3,346,161	490,215
Net cash provided by operating activities	¥16,518,429	¥31,048,845	¥10,574,980	$1,549,243
Cash flows from investing activities:
Purchases of property and equipment	(527,743)	(1,618,331)	(3,024,457)	(443,085)
Payments for intangible assets	(7,151,309)	(2,930,247)	(9,226,066)	(1,351,626)
Long-term investments	(4,475,216)	-	-	-
Acquisition of business	(53,188,175)	(28,278,247)	-	-
Amounts due from a related party	(3,000,000)	-	-	-
Net cash used in investing activities	¥(68,342,443)	¥(32,826,825)	¥(12,250,523)	$(1,794,711)

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2007	2008	2009	2009
Cash flows from financing activities:
Proceeds from exercise of warrants	1,060,992	3,657,908	-	-
Issuance of convertible notes	69,079,430	-	-	-
Payment of make-whole obligation	(10,015,958)	(8,054,079)	-	-
Net cash provided by (used in) financing activities	60,124,464	(4,396,171)	-	-
Effect of exchange rate changes on cash	(2,537,839)	(265,463)	2,685	393
Net increase (decrease) in cash	5,762,611	(6,439,614)	(1,672,858)	(245,075)
Cash and cash equivalents at beginning of year	61,464,737	67,227,348	60,787,734	8,905,453
Cash and cash equivalents at end of year	¥67,227,348	¥60,787,734	¥59,114,876	$8,660,378
Supplemental cash flow information
Interest paid	¥510,282	¥1,525,200	¥450,826	$66,046
Non-cash Investing and Financing Activities
Acquiring assets by assuming payment obligation	¥23,118,925	¥36,813,365	¥-	$-
Conversion of convertible notes	¥36,473,000	¥27,273,200	¥-	$-
Issuance of common stock for acquisition	¥8,555,961	¥14,310,115	¥594,383	$87,078

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization
eFuture Information Technology, Inc. (the “Company”) is a Cayman Islands Corporation. Its wholly owned subsidiary eFuture (Beijing) Tornado Information Technology, Inc. is a Beijing foreign investment enterprise in the People’s Republic of China (the “PRC”). In August, 2007, eFuture (Beijing) Tornado Information Technology Inc. was renamed as eFuture (Beijing) Royalstone Information Technology Inc. (“eFuture Beijing”). As of December 31, 2009, 2008 and 2007, eFuture Information Technology, Inc. effectively controlled two variable interest entities (“VIEs”), the details of which are as follows (see note 13):

•	Beijing Wangku Hutong Information Technology Co., Ltd. (“Wangku”), 51% variable interest acquired on May 14, 2008, and
•	Beijing Fuji Biaoshang Information Technology Co., Ltd. (“Biaoshang”), 51% variable interest acquired on October 24, 2007.

Nature of Operations
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

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Translating Financial Statements
The Company’s functional currency is the Chinese Yuan (“Renminbi” or “RMB”) and the consolidated financial statements have been expressed in Chinese Yuan. The consolidated financial statements as of and for the year ended December 31, 2009 have been translated into United States dollars (“US$” or “$”) solely for the convenience of the reader.  Translations of amounts from RMB into US$ have been calculated at the exchange rate of RMB 6.8259 per US$1.00 on December 31, 2009, as published on the website of the Federal Reserve Bank of New York. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted into U.S. dollars.

Principles of Consolidation
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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

The Company adopted ASC 810, Consolidation. Pursuant to ASC 810, Biaoshang and Wang are variable interest entities of the Company and the Company is the primary beneficiary of these variable interest entities. Accordingly, these variable interest entities have been consolidated in the Company’s financial statements.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Foreign Currency Translation
The Renminbi is the functional currency for all of the Company's subsidiaries. The assets and liabilities of entities whose records are denominated in currencies other than the functional currency are remeasured at the end of the period exchange rates, except non monetary assets, which have been remeasured at historical rates. The statements of operations have been remeasured at average rates of exchange for the period. Gains and losses from remeasurement are recognized as foreign currency exchange gain or loss in the statement of operations.

Fair Values of Financial Instruments
The Company records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash, trade receivables, other receivable, advance to suppliers, advances to employees, trade accounts payable, other payables, accrued liabilities, advances from customers and acquisition obligations approximates fair value due to their immediate or short-term nature.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash on hand and demand deposits with original maturities of no more than three months. As of December 31, 2009 and 2008, RMB 59.1 million and RMB 60.8 million of the Company’s cash and cash equivalents were maintained in non-US banks or financial institutions, which are not protected by FDIC insurance or other insurance.

Trade and Other receivables
Trade receivables are stated at the amount management expects to collect from outstanding balances. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We maintain an allowance for potentially uncollectible trade receivables based on our assessment of the collectability of trade receivables. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, the customer’s past payment history, its current credit-worthiness and current economic trends.

Other receivables consist of miscellaneous items arising from transactions with non-trade customers.

The Company writes off receivables when they are deemed uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Inventory and Work in Process
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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Long-term Investments
The Company accounts for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. For equity investments over which the Company does not have significant influence, cost method accounting is used.

Valuation of Long-lived Assets
The Company evaluates long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall. When such events occur, the Company assesses the recoverability of the assets group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the assets group, if any, is less than the carrying value of the assets group. If the Company identifies an impairment, the Company reduces the carrying amount of the assets group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Intangible Assets - Computer Software Costs and Research and Development
The Company charges all development costs to research and development until technological feasibility has been established. Technological feasibility is established when a detail program design or working model is completed. After reaching technological feasibility, additional software costs are capitalized until the software is available for general release to customers. The estimated useful life of capitalized software development expenditures is the shorter of four years or the estimated period of realization of revenue from the related software. Research and development costs for the years ended December 31, 2007, 2008 and 2009 were RMB 0.8 million, RMB 6.5 million and RMB 3.2 million (US$0.5 million), respectively.

Accounting for Impairment of Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Under ASC 350-20, Intangibles — Goodwill and Other: Intangible assets, goodwill and indefinite lived intangible assets are subject to an annual impairment test. If an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount, an interim impairment test is performed between annual tests. The impairment test includes a comparison of estimated discounted cash flows associated with the asset’s carrying amount. If the fair value is less than the carrying amount of the asset, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. In the second step, the implied fair market value of goodwill is estimated and compared to the carrying amount. If the carrying amount of goodwill exceeds its implied fair market value, an impairment loss equal to this excess is recorded. The recorded loss cannot exceed the carrying amount of goodwill.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Revenue Recognition
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

Revenue from software and hardware sales represents the invoiced value of products, net of a value-added tax (“VAT”). All of the Company’s software and hardware that are sold in the PRC are subject to a Chinese VAT at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by VAT paid by the Company on externally purchased software and hardware from suppliers. The VAT amounts paid and available for offset are maintained in current liabilities.

The Company provides the following products and services: self-developed software, purchased software, purchased hardware, system design and integration, and value-added services, including post contract maintenance, technical support, and eServices.

Software
The Company sells self-developed software and software purchased from other vendors.

For software sales, the Company recognizes revenues in accordance with ASC 985-605, Software Revenue Recognition. Revenue from perpetual (one-time charge) licensed software is recognized at the inception of the license term. Revenue from term (monthly license charge) arrangements is recognized on a subscription basis over the period that the customer is using the license. We do not provide any rights of return or warranties on our software.

For sales are considered multiple accounting units, the Company recognizes revenues in accordance with ASC subtopic 605-25 (“ASC 605-25”), Revenue recognition: Multiple-Element Arrangements. Revenues applicable to multiple-element fee arrangements are bifurcated among the elements such as software, hardware and post-contract service using vendor-specific objective evidence of fair value. Such evidence consists of pricing of multiple elements when those same elements are sold as separate products or arrangements. Software maintenance for the first year and initial training are included in the purchase price of the software. Initial training is provided at the time of installation and is recognized as income as part of the price of the software since it is minimal in value. Maintenance is valued based on the fee schedule used by the Company for providing the regular level of maintenance service as sold to customers when renewing their maintenance contracts on a stand alone basis. Maintenance revenue is included in the income statement under services and is recognized over the term of the agreement.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

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

Advertising Costs
Advertising costs are expensed when incurred. Total advertising expense were RMB430,757, RMB546,585, and RMB379,766 (US$55,636) for the years ended December 31, 2007, 2008 and 2009, respectively.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Income Taxes
The Company recognizes income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by ASC subtopic 740-10.

The Company adopted the provisions of ASC subtopic 740-10 (“ASC 740-10”), Income Taxes: Overall, on January 1, 2008. ASC 740-10 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company did not incur a cumulative effect adjustment upon adoption of ASC 740-10 nor did the standard have a material impact on the Company’s financial statements for the years ended December 31, 2007, 2008 and 2009.

In general, the PRC tax authorities have up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2005-2009 remain open to examination by the respective taxing jurisdictions.

Convertible Debt and Embedded Derivatives
The Company applies ASC subtopic 470-20 (“ASC 470-20”), Debt with Conversion Options — Recognition. The Company identifies any embedded derivative instruments that may be contained within its convertible debt instruments in accordance with the provisions of ASC subtopic 815-10 (“ASC 815-10”), Derivatives and Hedging — Overall and records the fair value of such derivatives separately from the value of the host instrument. Changes in the fair value of the derivative instruments are recorded in the statements of operations and comprehensive income for each reporting period. The fair value of the embedded derivative is bifurcated from the host contract at inception and is recorded as a discount to the face value of the convertible debt. The discount is amortized as additional finance cost over the period of the debt.

Net Earnings (Loss) per share of Common Stock
Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders as adjusted for the effect of dilutive common stock equivalent shares, if any, by the weighted average number of common stock and dilutive potential common stock equivalents outstanding. Potential common stock equivalents consist of shares issuable upon the conversion of preferred stock, convertible notes, the exercise of stock options and warrants and restricted shares subject to cancellation.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

The number of anti-dilutive shares excluded from the calculation of diluted net income (loss) per share was as follows as of December 31, 2007, 2008 and 2009:

	Years ended December 31,
	2007	2008	2009
Stock options and warrants	774,989	462,794	123,087
Contingent issuable shares in acquisition obligation	138,807	150,174	143,991
Issuable shares from Convertible notes	200,080	52,631	52,631
Total anti-dilutive shares	1,113,876	665,599	319,709

The following table is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings (loss) per share and the weighted-average common stock outstanding for the years ended December 31, 2007, 2008 and 2009:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2007	2008	2009	2009
Net loss attributable to eFuture Information Technology	¥(21,526,314)	¥(4,478,112)	¥(25,265,497)	$(3,701,416)
Basic weighted-average ordinary shares outstanding	2,687,380	3,214,466	3,362,986	3,362,986
Effect of dilutive securities:
Stock options and warrants	-	-	33,895	33,895
Contingent issuable shares in acquisition obligation	-	-	-	-
Diluted weighted-average ordinary shares outstanding	2,687,380	3,214,466	3,396,881	3,396,881
Basic loss per share	¥(8.01)	¥(1.39)	¥(7.51)	$(1.10)
Diluted loss per share	¥(8.01)	¥(1.39)	¥(7.51)	$(1.10)

Shares-Based Compensation
We account for share-based compensation in accordance with ASC subtopic 718-10 (“ASC 718-10), Compensation-Stock Compensation: Overall. Under the provisions of ASC 718-10, share-based compensation cost is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (BSM) option-pricing model and is recognized as expense over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. Volatility is measured using historical daily price changes of our common stock over the respective expected life of the option. Expected option life is the number of years that we estimate, based on the vesting and contractual terms and employee demographics. If any of the assumptions used in the BSM model change significantly, share-based compensation expenses may differ materially in the future from that recorded in the current period.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Recently Enacted Accounting Standards

On January 1, 2009, the Company adopted FASB Accounting Standards Codification (“ASC”) 810-10-65, “Consolidations - Overall -Transition and Open Effective Date Information”. A noncontrolling interest in a subsidiary or VIE of the Company represents the portion of the equity (net assets) in the subsidiary or VIE not directly or indirectly attributable to the Company. This pronouncement requires noncontrolling interests to be presented as a separate component of equity in the consolidated balance sheet and modifies the presentation of net income by requiring earnings and other comprehensive income to be attributed to controlling and noncontrolling interest. The presentation regarding noncontrolling interest was retrospectively applied for all the periods presented. The adoption of ASC 810-10-65 did not have a material impact on the Company’s consolidated results of operations or financial position.

In May 2009, the FASB issued new accounting guidance, as codified in ASC 855, “Subsequent Events” (“ASC 855”) to establish general standards of accounting for and disclosure of subsequent events. ASC 855 renames the two types of subsequent events as recognized subsequent events or non-recognized subsequent events and modifies the definition of the evaluation period for subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. ASC 855 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company’s financial statement disclosures.

In December 2009, the Financial Accounting Standards Board (the “FASB”) issued new accounting guidance which amends the Codification as a result of the FASB’s issuance of “Amendments to FASB Interpretation No. 46(R)” during June of 2009. This amendment requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This amendment eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, which was based on determining which enterprise absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both. This guidance requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. This amendment is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We have adopted this new guidance as of the required effective date of January 1, 2010 and the adoptions did not have any significant impact on its consolidated balance sheets, statements of operations, or disclosures

In August 2009, the Company adopted ASU 2009-05, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value”. ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures — Overall”, for the fair value measurement of liabilities. ASU 2009-5 is effective for the Company beginning October 1, 2009. The adoption of ASU2009-5 did not have a material impact on the Company’s financial statement disclosures.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, as codified in ASC 855, “Subsequent Events” (“ASC 855”) to establish general standards of accounting for and disclosure of subsequent events. ASC 855 renames the two types of subsequent events as recognized subsequent events or non-recognized subsequent events and modifies the definition of the evaluation period for subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. ASC 855 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company’s financial statement disclosures.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

In October 2009, the FASB issued Accounting Standards Update, or ASU, No. 2009-13, Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC 605-25, Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. We do not expect that the adoption of ASU 2009-13 will have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-14, Certain Revenue Arrangements That Include Software Elements. ASU 2009-14 amends the scope of ASC sub-topic 985-605, Software: Revenue Recognition, to exclude all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. ASU 2009-14 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and shall be applied on a prospective basis. Early application is permitted as of the beginning of an entity’s fiscal year. We do not expect that the adoption of ASU 2009-14 will have a material impact on our conciliated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect that the adoption of ASU 2010-06 will have a material impact on its consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

NOTE 3. TRADE RECEIVABLES

The trade receivables amount included in the consolidated balance sheets for the years ended December 31, 2008 and 2009 were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2008	2009	2009
Trade receivables	¥24,211,708	¥19,204,968	$2,813,544
Less : Allowance for doubtful accounts	(4,743,679)	(4,196,302)	(614,762)
Trade receivables, net	¥19,468,029	¥15,008,666	$2,198,782

The movement of the allowance for doubtful accounts during the years was as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2008	2009	2009
Movements in allowance for doubtful accounts
Balance at the beginning of the year	¥4,695,898	¥4,743,679	$694,953
Provision for the year	2,340,706	1,560,512	228,616
Write-offs	(2,292,925)	(2,107,889)	(308,807)
Balance at the end of the year	¥4,743,679	¥4,196,302	$614,762

NOTE 4. INVENTORY AND WORK IN PROCESS

The inventory amounts included in the consolidated balance sheets for the years ended December 31, 2008 and 2009 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2008	2009	2009
Work in process	¥2,842,262	¥6,612,424	$968,725
Other inventory	36,988	38,174	5,593
Less: Inventory provision	-	(1,103,382)	(161,646)
Total inventories, net	¥2,879,250	¥5,547,216	$812,672

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

The movement of inventory provision during the years was as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2008	2009	2009
Balance as at January 1	¥-	¥-	$-
Add: Current year additions	-	1,103,382	161,646
Less: Current year reduction of inventory provision	-	-	-
Balance as at December 31	¥-	¥1,103,382	$161,646

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

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

Depreciation expense was RMB 0.5 million, RMB 0.9 million and RMB1.4 million (US$0.2 million) for the years ended December 31, 2007, 2008, and 2009, respectively.

Property and equipment included in the consolidated balance sheets for the years ended December 31, 2008 and 2009 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2008	2009	2009
Motor vehicles	¥1,056,762	¥1,431,444	$209,708
Leasehold improvements	403,394	1,158,515	169,723
Office equipment	4,599,800	6,314,479	925,076
Communication equipment	15,700	62,326	9,132
Software	550,640	556,676	81,553
Total	6,626,296	9,523,440	1,395,192
Less: Accumulated depreciation	(3,020,838)	(4,314,846)	(632,129)
Property and equipment, net	¥3,605,458	¥5,208,594	$763,063

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

NOTE 6. GOODWILL AND INTANGIBLE ASSETS

The carrying amount of goodwill included in the consolidated balance sheets for the years ended December 31, 2008 and 2009 were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	2008	2009	2009
Balance as of January 1	¥45,013,827	¥91,284,735	$13,373,288
Goodwill acquired	46,270,908	-	-
Impairment loss	-	(762,000)	(111,633)
Balance as of December 31	¥91,284,735	¥90,522,735	$13,261,655

The Company completed its annual impairment test of goodwill arising from its acquisition of 51% equity interest in Wangku using a discounted cash flow method and determined that the carrying value of the reporting unit exceeded the fair value of the reporting unit.  The value of the reporting unit implied by the test was based on management’s current assessment of the time frame for recovery of the retail and consumer goods industries and the related expected future cash flows based on working capital requirements.  In addition, the lack of success in implementing new sales capabilities and practices at Wangku to convert more prospects into actual deals due to general economic conditions and competition from existing competitors also attributed to reductions in expected future cash flows.

The Company recognized no impairment loss on goodwill in the years prior to December 31, 2008. During the year ended December 31, 2009, the Company recorded a goodwill impairment loss of RMB 762,000 (US$0.1 million).

Intangible assets included in the consolidated balance sheets for the years ended December 31, 2009 comprised of:

	Weighted
	Average
	Amortization	Gross Carrying	Accumulated
	Period	Amount	Amortization	Net Book Value
Customer relationship	4.48 years	¥36,747,048	¥18,365,959	¥18,381,089	$2,692,845
Contract backlog	7.67 months	9,089,998	8,641,665	448,333	65,681
Non-compete	2.42 years	1,399,999	1,137,773	262,226	38,416
Software	5 years	9,167,307	5,111,591	4,055,716	594,166
Distributor network	15 years	3,463,000	365,539	3,097,461	453,781
Internally generated software	4 years	31,488,171	17,349,773	14,138,398	2,071,287
Trademark	Indefinite	2,450,000	-	2,450,000	358,927
Balance at of December 31,2009		¥93,805,523	¥50,972,300	¥42,833,223	$6,275,103

Amortization expense for the years ended December 31, 2007, 2008 and 2009 was RMB 11.1 million, RMB 16.9 million and RMB 16.3 million (US$2.4 million), respectively. For internally generated software, amortization expenses for the years ended December 31, 2007, 2008 and 2009 was RMB 2.7 million, RMB 3.6 million and RMB 4.3 million (US$0.6 million), respectively. Unamortized capitalized software costs as of December 31 2008 and 2009 was RMB 9.2 million and RMB 14.1 million (US$2.1 million), respectively.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Estimated aggregate amortization related to the existing intangible assets with definite lives for the each of succeeding five years is as follows:

	Chinese Yuan
	(Renminbi)	U.S. Dollars
For the year ending December 31,
2010	¥15,491,352	$2,269,496
2011	12,061,519	1,767,023
2012	7,049,544	1,032,764
2013	1,844,136	270,167
2014	230,867	33,822
Thereafter	1,943,128	284,670

NOTE 7. IMPAIRMENT FOR LONG-LIVED ASSETS

The Company’s long-lived assets include intangible assets, fixed assets and other assets.  In 2008, management identified impairment on certain internally generated software as well as software acquired through acquisitions as they are not expected to generate future revenue, or be sellable to a third party. These intangibles were significantly aged, and no further capital investment for upgrades is planned as the software does not fit the Company's development strategy going forward. As a result, impairment expense of RMB 2.1 million was recognized for the year ended December 31, 2008.

As of December 31, 2009, the Company was not aware of the occurrence of any event or change of circumstances that would result in material impairment losses in long-lived assets so did not recognize any impairment loss for the long-lived assets.

NOTE 8. OTHER PAYABLES

Other payables included in the consolidated balance sheets for the years ended December 31, 2008 and 2009 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2008	2009	2009
Social welfare accrual	¥7,229,212	¥8,626,218	$1,263,748
Expenses payable to employees	615,838	3,365,784	493,090
Individal income tax payable	835,461	957,416	140,262
Miscellaneous payable	2,417,191	2,766,789	405,336
Total other payables	¥11,097,702	¥15,716,207	$2,302,436

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

NOTE 9. ACCRUED EXPENSES

Accrued expenses included in the consolidated balance sheets for the years ended December 31, 2008 and 2009 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2008	2009	2009
Accrued payroll	¥6,010,380	¥7,230,696	$1,059,303
Other accruals	863,323	2,827,772	414,271
Total accrued expenses	¥6,873,703	¥10,058,468	$1,473,574

NOTE 10. STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred stock
The Company’s Articles of Association allows for the issuance of convertible preferred stock in the amount of 10,000,000 shares at a par value of $0.0756 per share with the rights as described in those articles. Holders of the preferred stock have the same voting rights as holders of ordinary stock. All other material rights are to be determined by special resolution of the Company.

Common stock
During October 2006 the Company closed its initial public offering of 1,133,500 common stock at RMB 47.27 per share under the terms of the offering and realized gross proceeds of RMB 53,581,679 before cash offering costs of RMB 8,738,655. In addition, the Company issued the placement agents warrants to purchase 113,350 shares of common stock at RMB 56.19 per share for a period of five years. The Company accounted for the warrants as an additional offering cost. On December 21, 2007, warrants to purchase 20,000 common stock were exercised. The Company received RMB 1,060,992 proceeds and recorded RMB 1,049,852 additional paid-in capital. On October 3, 2007, $5,000,000 of convertible notes was converted into 200,080 common stock at a conversion price of $24.99 per share; the Company recorded RMB 47,305,512 additional paid-in capital for this conversion. In connection with the Royalstone acquisition, the Company issued 71,122 common stock on December 31, 2007 as part of the satisfaction of the purchase obligation.

On January 3, January 7, March 19 and May 5 of 2008, warrants to purchase 20,000, 16,675, 16,675 and, 17,500 common stock were exercised by the placement agents of the initial public offering, respectively. The Company received RMB 3,657,908 proceeds and recorded RMB 3,619,526 additional paid-in capital. In July and August of 2008, US$4,000,000 of convertible notes was converted into 210,526 common stock at a conversion price of $19 per share; the Company recorded RMB 14,834,371 additional paid-in capital for this conversion. In connection with the Royalstone acquisition, the Company issued 66,035 common stock on September 1, 2008 as part of the satisfaction of the purchase obligation, and finally, the company issued 83,944 and 6,184 common stock on September 1, 2008 and November 25, 2008 to the Proadvancer and Healthfield acquisition, respectively.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

On November 18, 2009, in connection with the Healthfield acquisition, the Company issued 6,183 common stock as the final satisfaction of the purchase obligation.

On December 11, 2009, the Company adopted a share incentive plan (the “2009 Plan”), which reserved 332,000 shares of common stock for issuance. Under 2009 Plan, 84,000 and 69,000 restricted shares are granted to members of the board of directors and senior management, respectively. The Company recorded RMB1,711,356 additional paid-in capital for this award. Restricted shares vest over a three year period with the first 25% vested on the grant day. No restricted shares were issued or registered as of December 31, 2009.

Statutory Reserves
According to the Articles of Association, the Company is required to transfer a certain portion of its net profits, as determined under PRC Corporate Law, to both the surplus reserve fund and the public welfare fund. There were no transfers to these reserve funds in 2002 or 2003. In 2004 and 2005, the Company transferred to these funds RMB 678,779 and RMB 820,539, respectively. There was no change in statutory reserves for the years ended December 31, 2006, 2007, 2008 and 2009. As of December 31, 2009, the amount comprising the surplus reserve fund was RMB 2,056,013; the amount comprising the public welfare fund was RMB 1,028,007.

NOTE 11. SHARE-BASED AWARDS PLAN

On January 31, 2007, the Company adopted the 2005 Option Plan Set One (the “2005 Plan I”), which reserved 65,875 shares of common stock for issuance under the plan. In the aggregate, 65,875 performance stock options were granted to key employees (including directors and senior management who are key employees), each with an exercise price of $25.42, a contractual life of 10 years and are vested over a five years period.

On September 17, 2007, the Company adopted the 2005 Option Plan Set Two (the “2005 Plan II”), which reserved 65,800 shares of common stock for issuance under the plan. In the aggregate, 65,800 performance stock options were granted to key employees, each with an exercise price of $11.71, a contractual life of 10 years and are vested over a five years period.

Under the 2005 Plan I and Plan II, the Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholder approval.

On December 11, 2009, the Company adopted a share incentive plan (the “2009 Plan”), which reserved 332,000 shares of common stock for issuance. The 2009 Plan provides for the granting of share incentives, which include Incentive Stock Option (ISO) and restricted shares to our key employees. In the aggregate, 175,000 performance stock options were granted to key employees with an exercise price of $6.55, 84,000 and 69,000 restricted shares are granted to members of the board of directors and senior management, receptively, with no cash consideration. Options were granted for a term of ten years (commencing from December 11, 2009). Pursuant to the 2009 Plan, options and restricted shares are vested over a three years period with the first 25% vested on the grant day.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

The 2009 Plan is administered by the Company’s Nominee and Compensation Committee. The Nominee and Compensation Committee has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. The Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholder approval.

The fair value of this option and restricted shares grant are estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005 Plan I	2005 Plan II	2009 Plan
	January 31,	September 17,	December 11,
Grant date	2007	2007	2009
Expected life	6.5 years	6.5 years	5.25 years
Risk-free interest rate	4.82%	4.32%	2.94%
Expected volatility	75%	75%	100%
Expected dividend yield	0%	0%	0%
Forfeited rate	3%	3%	3%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The Company recognized share-based compensation expense of 2005 Plan using a straight line basis over the requisite service period, whereas, the Company recognized share-based compensation expense of 2009 Plan using a graded vesting attribution method.

A summary of the options issued by the Company for the year ended December 31, 2009 is as follows:

		Weighted -	Weighted - Average
		Average	Remaining Contractal	Aggregate
	Options	Exercise Price	Life (years)	Intrinsic Value
Outstanding on January 1, 2009	182,709	$14.48	5.16	$95,859
Granted	175,000	$6.55
Exercised	-	-
Forfeited/Expired	(6,640)	$10.32

Outstanding on December 31, 2009	351,069	$10.61	6.55	$93,622

Exercisable on December 31, 2009	147,774	$10.01	5.13	$93,622

The weighted average estimated fair value of the options granted for the years ended December 31, 2007 and 2009 was US$17.00 and US$5.02, respectively. No options were granted in 2008.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

A summary of the status of the Company’s non-vested option as of December 31, 2009 is presented below:

		Weighted -
		Average Granted
Nonvested Options	Options	Date Fair Value
Nonvested at January 1, 2009	100,780	$17.40
Granted	175,000	5.02
Vested	(68,145)	9.56
Forfeited/Expired	(4,340)	8.27
Nonvested at December 31, 2009	203,295	$9.57

The total fair value of shares vested during the years ended December 31, 2007, 2008, and 2009 was Nil, RMB3.0 million, and RMB4.4 million (US$0.7 million), respectively.

As of December 31, 2009, there was RMB9.7 million (US$1.4 million) unrecognized share-based compensation cost related to stock options, which is expected to be recognized over a weighted-average vesting period of 2.64 years. In the aggregate, the share-based compensation costs related to stock options during the years ended December 31, 2007, 2008 and 2009 were RMB 2.7 million, RMB 3.1million and RMB 4.5 million (US$0.7 million), respectively.

NOTE 12. NON CONTROLLING INTEREST

On January 1, 2009, the Company adopted FASB Accounting Standards Codification (“ASC”) 810-10-65, “Consolidations -Overall -Transition and Open Effective Date Information”. This accounting standard defines a non-controlling interest in a subsidiary as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent and requires a non-controlling interest to be presented as a separate component of equity in the consolidated balance sheet. This standard also modifies the presentation of net income by requiring earnings and other comprehensive income to be attributed to controlling and non-controlling interest.

Previously, noncontrolling interest’s share of loss is only limited to the capital contribution in the entity and any excess loss is absorbed in the consolidation of majority shareholder. As a result of the adoption of this standard, Biaoshang and Wangku were in net deficit positions that the previous noncontrolling interest should share their loss in 2009.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Pro Forma Non-controlling interest information for the years ended December 31, 2007 and 2008 is as follows. The amounts are shown as if the pronouncement was adopted on January 1, 2007.

	Pro forma non-controlling interest
	For the Years Ended December 31,
	2007	2008
Biaoshang	¥(104,539)	¥204,414
Wangku	-	(1,800,850)
Total	¥(104,539)	¥(1,596,436)

NOTE 13. VARIABLE INTEREST ENTITIES AND OTHER LONG-TERM INVESTMENT

(a) Variable interest entities
ASC 810, Consolidation, requires a variable interest entity to be consolidated by a company if that company is the primary beneficiary of that variable interest entity.

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

Under contractual agreements with the Company, employees who are shareholders of the variable interest entities are required to transfer their ownership in these entities to the Company, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of the variable interest entities are assigned to the Company, and the Company has the right to designate all directors and senior management personnel of the variable interest entities. Employees who are shareholders of the variable interest entities have pledged their shares in the variable interest entities as collateral for the loans. As of December 31, 2009, the aggregate amount of these loans was RMB10,762,679.

As of December 31, 2009 the Company effectively controlled two variable interest entities, Biaoshang and Wangku, which have been consolidated in the Company's financial statements.

Wangku

Wangku Hutong Information Technology, Co. Ltd., (“Wangku”) is a Web enabler of China Yellow Pages and a B2B e-Business service provider. In May, 2007, the Company purchased 20% of Wangku’s equity interest at a price of RMB3,000,000 through Xuejun Zhang, an employee of the Company.

The following table summarizes the allocation of the purchase price for the proportionate share of Wangku’s net assets acquired at fair value:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Purchase Price
Cash to acquire 20% of Wangku	¥3,000,000

Less: Fair Value of identifiable assets acquired:
Current assets	¥846,792
Fixed assets	203,136
¥1,049,928

Plus: Fair value of liabilities assumed:
Current liabilities	¥445,796
¥445,796

Excess of cost over fair value of net assets acquired-intangible assets and goodwill	¥2,395,868

The excess cost over the fair value of the net assets acquired has been allocated RMB1,200,000 to distributor network, the only identifiable intangible asset, as of the date of the acquisition. The remaining amount of RMB1,195,868 was recorded as goodwill.

Goodwill and the intangible asset are not deductible for tax purposes. The intangible asset, except for goodwill, is being amortized over its estimated useful life as described above from the date of acquisition and was recorded against our equity in earnings. Wangku generated net income of RMB6,038,135 for the period from June 1 to December 31, 2007 and our 20% equity ownership accounted for investment income of RMB1,207,627 by equity method.

Prior to purchase accounting adjustments, Wangku generated net loss of RMB14,489,530 for the period from January 1 to May 13, 2008 and our 20% equity ownership accounted for investment loss of RMB2,929,636 by equity method.

On May 14, 2008, the Company gained effective control over an additional 31% of Wangku for RMB6,762,679 in cash. The acquisition of Wangku has been accounted for as a step acquisition business combination in fiscal year 2008. We have allocated our investment basis to our pro rata share of Wangku’s assets and liabilities at each significant acquisition date based on the estimated fair values of such assets and liabilities on such dates, and the excess of our investment basis over the adjusted estimated fair values of such identifiable net assets has been allocated to goodwill. For financial reporting purposes, we have accounted for Wangku using the equity method through May 13, 2008, and as a consolidated subsidiary thereafter.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

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

The excess cost over the fair value of the net assets acquired of RMB2,263,000 has been allocated to distributor network, the only identifiable intangible asset, as of the date of the acquisition, and the remaining amount of RMB9,070,322 was recorded as goodwill.

In 2008 and 2009, Wangku realized a net loss of RMB 3.7 million and RMB 2.6 million for the period from June 1 to December 31, 2008 and for the year ended December 31, 2009 respectively.

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

In 2007, 2008 and 2009, Biaoshang realized a net loss of RMB0.3 million, a net profit of RM B 0.6 million and a net loss of RMB 1.6 million respectively.

Pursuant to the equity interest transfer agreement between Peter Jiang and Tingchao Zhao, the Company is subject to pay a contingent payment of RMB 392,877 since the audited net income for the six month period ended June 30, 2008 was more than RMB 300,000. This was considered additional purchase consideration and recorded as an increase to goodwill.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

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

On March 5, 2007, the Company entered into an agreement with three other parties to establish a new company: Beijing Kubang Fuji New Media Technology Limited Company (“Kubang”). Kubang is an advertising company, specializing in new media advertising, customer behavior research and business data mining. The total paid-in capital of Kubang is RMB5,000,000; the Company contributed RMB1,500,000 and so held 30% of the equity interest. Kubang realized a net loss of RMB741,806 in 2007 and the Company recognized an investment loss on Kubang of RMB222,642 for the year ended December 31, 2007 by applying the equity method of accounting. On August 28, 2008, Kubang raised an additional RMB5,000,000 as paid in capital and consequently the Company's equity interest was diluted from 30% to 15% at which point the Company determined it did not have significant influence on the management of Kubang. From January 1, 2008 through August 28, 2008, in applying the equity method of accounting the Company recognized an investment loss on Kubang of RMB623,266. Subsequent to August 28, 2008, the Company accounted for the 15% interest under the cost method. The carrying value of the investment was RMB654,192, RMB654,192 and RMB1,277,458 as of December 31, 2009, 2008 and 2007, respectively.

NOTE 14. RELATED PARTY TRANSACTIONS

As of December 31, 2008 and 2009, the loan balance from Mr. Wang, a minority shareholder of Wangku, is RMB 0.3 million and RMB 1.2 million, respectively. There is no interest bearing for this loan.

NOTE 15. INCOME TAXES

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

According to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to enterprise income tax, or EIT, at a uniform rate of 25%. The EIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rates according to then effective tax laws and regulations will gradually transition to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises strongly supported by the state,” subject to certain general factors described in the EIT Law and the related regulations.

In December 2008, our subsidiary eFuture Beijing was designated as “High and New Technology Enterprises” under the EIT Law, which entitles it to a preferential enterprise income tax rate of 15% from 2008 to 2010. Biaoshang and Wangku were subject to a 25% tax rate in 2008, 2009 and 2010.

The New EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2009, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

Profit/(loss) before tax for the years ended December 31, 2009, 2008 and 2007 was taxed in the following jurisdictions:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2007	2008	2009	2009
PRC	¥19,505,557	¥7,830,387	¥(2,656,552)	$(389,187)
Cayman Islands	(42,011,095)	(11,293,341)	(26,105,124)	(3,824,422)
Profit/(Loss) before tax	¥(22,505,538)	¥(3,462,954)	¥(28,761,676)	$(4,213,609)

The provision (benefit) from income taxes is as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2007	2008	2009	2009
Current tax before benefit of operating loss carry forwards	¥2,761,443	¥672,476	¥601,162	$88,071
Benefit of operating loss carry forwards	(2,761,443)	(343,506)	(484,250)	(70,943)
Current tax	-	328,970	116,912	17,128
Deferred tax	(946,704)	481,774	(1,513,217)	(221,688)
Total provision for income taxes	¥(946,704)	¥810,744	¥(1,396,305)	$(204,560)

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

The reconciliation of income tax (benefit) computed by applying the statutory income tax rate to pre-tax income (loss) to the actual tax (benefit) is as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2007	2008	2009	2009
Income tax computed at statutory tax rate	¥(6,751,661)	¥(865,739)	¥(7,190,419)	$(1,053,402)
Non-deductible expenses	12,309,561	3,592,737	8,125,806	1,190,437
Non-taxable income	-	(1,808,246)	(1,661,977)	(243,481)
Effect of lower actual tax rates	(2,778,950)	(600,183)	-	-
Valuation allowance	(3,725,654)	492,175	(669,715)	(98,114)
Total income tax	¥(946,704)	¥810,744	¥(1,396,305)	$(204,560)

The components of the deferred income tax asset and liabilities were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2008	2009	2009
Deferred Tax Assets:
Net operating loss carry forwards	¥1,109,413	¥472,243	$69,184
Allowance for doubtful accounts and write offs	621,244	323,095	47,334
Inventory provision	-	165,507	24,247
Trade receivables	640,322	741,135	108,577
Inventory and work in process	1,917,900	-
Accruals and others	768,770	2,754,782	403,578
Gross deferred tax assets	5,057,649	4,456,762	652,920
Valuation allowance	(2,372,086)	(1,300,836)	(190,574)
Total deferred tax assets	¥2,685,563	¥3,155,926	$462,346

Deferred Tax Liabilities:
Inventory and work in process	¥-	¥(529,873)	$(77,627)
Advance from customers	(7,521,589)	(4,574,831)	(670,217)
Intangible assets	(2,175,403)	(3,549,435)	(519,995)
Total deferred tax liabilities	¥(9,696,992)	¥(8,654,139)	$(1,267,839)

Net deferred tax liabilities	¥(7,011,429)	¥(5,498,213)	$(805,493)

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

At December 31, 2009, the Company had the following operating loss carry forwards that will expire, if unused:

Expire December 31:
2010	¥370,653
2011	-
2012	-
2013	¥1,666,580
2014	-
¥2,037,233

The Company recorded a valuation allowance against the 2010 operating loss carry forwards of Wangku and Biaoshang as it believes it is more likely than not to be unrealized.

The Company has evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. As of and for the years ended December 31, 2008 and 2009, no unrecognized tax benefits or interest and penalties associated with uncertainty in income taxes have been recognized.

NOTE 16. CONVERTIBLE NOTES AND WARRANTS - DERIVATIVE FINANCIAL INSTRUMENTS

On March 13, 2007, the Company closed a Securities Purchase Agreement (the “Agreement”) with three funds affiliated with two institutional investors, pursuant to which the Company raised RMB77,410,000 by issuing $10,000,000 of senior convertible notes along with Series A warrants and Series B warrants.

In connection with the issuance, the Company incurred RMB17,627,511 of loan costs including RMB8,330,570 in cash and RMB 9,296,941of warrants issued to the placement agent. Proceeds, net of cash loan costs, were RMB69,079,430. The Company is amortizing the loan costs over the period the convertible notes are outstanding, using the effective interest method.

The convertible notes are due on March 12, 2012 and bear interest per annum as below, payable quarterly:

Period	Interest Rate
March 13, 2007-March 12, 2008	3%
March 13, 2008-March 12, 2009	5%
March 13, 2009-March 12, 2010	7%
March 13, 2010-March 12, 2012	10%

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

The convertible notes were initially convertible into 400,160 common stock of the Company at $24.99 per share. Pursuant to the Agreement, the conversion price was reset to $19.00 per share on June 11, 2008 since the market price of the Company’s common stock was below $19.00 at that day. The maximum number of Common stock into which the Convertible Notes were convertible, based on a conversion Floor Price of $19.00 per share, was 526,316 Shares. If the Company fails to convert timely, the Company shall pay damages to the Holder for each Trading Day of such Conversion Failure in an amount equal to 1.5% of the product of the sum of the number of Common stock not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and the Closing Sale Price of the Common stock on the Share Delivery Date.

The Agreement contains an optional redemption right whereby if the market price of the common stock for any thirty consecutive trading days following the optional redemption eligibility date exceeds 150% of the conversion price $24.99 on the issuance date (subject to appropriate adjustments for share splits, share dividends, share combinations and other similar transactions after the subscription date) and there has been no equity conditions failure, the Company has the right to redeem all or any portion of the remaining unconverted notes.

The Agreement also contains a Make-Whole provision which guarantees the payment of the present value of the interest that, but for the applicable conversion or redemption, would have been paid to the holder through the maturity date minus the amount of interest already paid to the holder through the conversion date or optional redemption date.

The Series A warrants are exercisable by the holder within five years on any day on or after September 9, 2007 for an aggregate of 184,077 Shares, at an initial price of $28.25 per common stock, subject to adjustment. Series B warrants have expired since they had a one year life and were exercisable on any day on or after September 9, 2007 to purchase an aggregate of 230,097 common stock, with an initial exercise price of $24.99 per Share. Warrants were also issued to the Placement Agent to purchase 73,291 common stock of the Company, exercisable by the Holder within five years on any day on or after September 9, 2007 at an initial price of $24.99. The Series A Warrants, Series B Warrants and Placement Agent Warrants contain a Cashless provision that if at any time following one calendar year from the Date of Issuance a Registration Statement is not available for the resale of such Unavailable Warrant Shares, the Holder may exercise this Warrant in whole or in part and elect instead to receive upon such exercise the "Net Number" of Common stock determined according to the defined formula.

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
•  Warrants with exercise price reset feature

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

We identified the conversion price reset feature, our optional early redemption right and the make-whole provision within the Convertible Notes to represent embedded derivatives. These embedded derivatives were bifurcated from the host debt contracts and accounted for as derivative liabilities in accordance with ASC815. The conversion price reset feature, our optional early redemption right and the make-whole provision within the Convertible Notes were bundled together as a single hybrid compound instrument in accordance with ASC 815 Derivatives and Hedging.

We identified the common stock warrants to be detachable derivatives. The warrant exercise price reset provision was identified as an embedded derivative within the common stock warrants. The common stock warrants and the embedded warrants exercise price reset provision were accounted for as a separate single hybrid compound instrument.

The single compound embedded derivative within convertible notes was recorded at fair value at the date of issuance (March 13, 2007). We utilized a third party valuation firm to determine the fair value of the single compound embedded derivatives by using the Monte Carlo method when the conversion price was adjustable, and by the binomial tree model when the conversion price effectively became fixed, subsequent to the price reset on June 11, 2008. The valuation methodology uses unobservable (Level 3) inputs in calculating fair value.

The derivative was not intended to hedge any specific risk exposures, such as fluctuating interest rates, exchange rates, commodity prices, etc. Therefore, the derivative constituted neither a cash flow hedge, nor a fair value hedge. The volume of derivative activity relates solely to the embedded derivative instrument itself, and changes in fair value thereon.

The effect of the derivative instrument on the consolidated statements of operations for the year ended December 31, 2009 is as follows:

		Amount of Gain
		(Loss) Recognized in
	Location of Gain	Income Statement
	Recognized in	for the Year ended
	Income Statement	December 31, 2009
		Chinese Yuan
		(Renminbi)
Derivatives not designated as hedging instruments under ASC 815-10:
Embedded Derivative	Gain on derivatives	¥1,290,329
Total		¥1,290,329

The fair value of these derivatives was determined to be RMB87,775,199 and was recorded as a derivative liability at inception. The debt discount amount of RMB77,255,180 is being accreted through charges to the statement of operations using the effective interest method over the period of the note obligations. At December 31, 2009, 2008 and 2007, the fair value of the derivatives recognized in the balance sheets was RMB3,824,552, RMB5,111,417 and RMB46,521,310, respectively. The gain on derivatives recognized in the consolidated statements of operations for the year ended December 31, 2009, 2008 and 2007 was RMB1,290,329, RMB33,122,465 and RMB10,324,874, respectively.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

The table below sets forth a summary of changes in the fair value of the Company’s level 3 derivative for the 12 months ended December 31, 2009.

Chinese Yuan
(Renminbi)
Balance as of December 31, 2008	¥5,111,417
Change in Fair Value of Derivative Liability	¥(1,290,329)
Foreign Currency Translation Difference	3,464
Balance as of December 31, 2009	¥3,824,552

The fair value of Series A warrants and Series B warrants at the issuance date was RMB38,619,849 and the fair value of Placement Agent warrants was RMB9,296,941, computed using Black- Scholes pricing model based upon the following assumptions: future estimated volatility of 100%, risk-free interest rate of 4.41% and 4.9%, estimated life of 5.5 years, and 0% dividend yield.

On October 3, 2007, one of the investors converted RMB37,529,400 (US$5,000,000) of the convertible notes to 200,080 common stock. Pursuant to the terms of the Note, the Company paid RMB11,239,036 under the Make-Whole provision of the Note. Upon conversion the Company recognized a loss on extinguishment of the convertible notes of RMB39,504,662. This is recorded as a non-operating expense in the consolidated statement of operations.

In July and August of 2008, another investor converted RMB27,326,700 ($4,000,000) of the convertible notes to 210,526 common stock. Pursuant to the terms of the Note, the Company paid RMB8,054,079 under the Make-Whole provision of the Note. Upon conversion the Company recognized a loss on extinguishment of RMB22,529,233. This is recorded as a non-operating expense in the consolidated statement of operations. No warrants have been exercised in the transactions.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

NOTE 17. OTHER NOTES PAYABLE AND CONTINGENCIES

Operating Lease Agreements – Operating lease commitments include the commitments under the lease agreements for the Company’s office premises. The Company leases office facilities in Beijing, Guangzhou and Shanghai under non-cancelable operating leases with various expiration dates. The amounts of commitments for non-cancelable operating leases in effect at December 31, 2009, were as follows:

	Chinese Yuan
	(Renminbi)	U.S. Dollars
2010	¥4,162,849	$609,861
2011	2,738,220	401,151
2012	701,407	102,757
Total	¥7,602,476	$1,113,769

The Company incurred rental expense, of RMB2,207,402, RMB4,591,404 and RMB7,519,484, during the years ended December 31, 2007, 2008 and 2009, respectively. All leases agreements have different lease periods, ranging from 1 year to 4 years.

Software Infringement Indemnity – Standard software license agreements contain an infringement indemnity clause under which the company agrees to indemnify and hold harmless customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringements by their software products. The terms constitute a form of guarantee that is subject to the provision. The estimated liability under the guarantee is zero as of December 31, 2008 and 2009.

Litigation – In August 2002, the Company was sued for the termination of contracts between the Company and another party. The other party sued for costs and losses in the amount of RMB665,500 (US$82,464). The case was resolved on September 26, 2008 and the Company is liable to pay RMB403,300. The Company recorded this amount as other payables at December 31, 2008 and 2009.

NOTE 18. SUBSEQUENT EVENTS

In March 2010, the Company acquired control over a 15% equity position in cFuture for RMB240,000 in cash.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

NOTE 19. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Parent Company Only Condensed Balance Sheets

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2008	2009	2009
ASSETS
Current assets
Cash and cash equivalents	¥3,836,317	¥2,739,027	$401,270
Other receivables	120,959	148,323	21,729
Advances to employees	52,956	52,983	7,762
Prepaid expense	267,215	-	-
Total current assets	4,277,447	2,940,333	430,761
Non-current assets
Investment in and receivables due from subsidiaries	64,649,549	56,838,469	8,326,882
Intangible assets, net of accumulated amortization of ¥18,054,442 and ¥29,316,997($4,294,964), respectively	31,549,463	21,733,003	3,183,903
Goodwill	80,927,975	79,547,575	11,653,786
Deferred loan cost	1,182,588	836,337	122,524
Total non-current assets	178,309,575	158,955,384	23,287,095
Total assets	¥182,587,022	¥161,895,717	$23,717,856

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accrued expense	434,076	1,642,994	240,699
Royalstone acquisition obligation	6,416,970	6,420,168	940,560
Healthfield acquisition obligation	594,000	-	-
Proadvancer System acquisition obligation	29,958,518	29,973,448	4,391,135
BFuture acquisition obligation	392,877	392,877	57,557
Deferred tax, current portion	1,553,197	1,389,121	203,507
Total current liabilities	39,349,638	39,818,608	5,833,458
Long-term liabilities
3%-10% ¥6,825,900 ($1,000,000) convertible note payable, net of ¥6,789,061 ($994,603) of unamortized discount	26,068	36,839	5,397
Derivative liabilities	5,111,417	3,824,552	560,300
Deferred tax, net of current portion	3,344,427	1,955,306	286,454
Total long-term liabilities	8,481,912	5,816,697	852,151
Shareholders' equity
Common stock, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,362,241 shares and 3,368,424 shares outstanding, respectively	2,039,196	2,042,384	299,211
Additional paid-in capital	173,054,651	179,821,900	26,344,057
Statutory reserves	3,084,020	3,084,020	451,812
Accumulated deficit	(43,422,395)	(68,687,892)	(10,062,833)
Total shareholders' equity	134,755,472	116,260,412	17,032,247
Total liabilities and shareholders' equity	¥182,587,022	¥161,895,717	$23,717,856

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Parent Company Only Condensed Statements of Operations

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2007	2008	2009	2009
Operating loss	¥(11,859,795)	¥(16,936,713)	¥(25,656,052)	$(3,758,633)
Operating loss	(11,859,795)	(16,936,713)	(25,656,052)	(3,758,633)

Equity in profit of subsidiary	19,157,816	5,767,873	48,429	7,095
Interest income	3,235,834	672,737	13	2
Interest expense	(2,790,550)	(983,924)	(450,817)	(66,045)
Interest expense - amortization of discount on notes payable	(22,415)	(33,212)	(13,316)	(1,951)
Interest expense - amortization of deferred loan costs	(2,114,685)	(978,204)	(350,996)	(51,421)
Income on investments	1,207,627	(2,929,636)	-	-
Loss on derivatives	10,324,874	33,122,465	1,290,329	189,034
Loss on extinguishment of convertible notes	(39,504,662)	(22,529,233)	-	-
Foreign currency exchange loss/(gain)	839,642	349,735	(133,087)	(19,497)
Net loss	¥(21,526,314)	¥(4,478,112)	¥(25,265,497)	$(3,701,416)

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Parent Company Only Condensed Cash Flow Statements

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2007	2008	2009	2009
Cash flows from operating activities:
Net income (loss)	¥(21,526,314)	¥(4,478,112)	¥(25,265,497)	$(3,701,416)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in (profit) loss of subsidiary	(19,157,816)	(5,767,873)	(48,429)	(7,095)
Amortization of intangible assets	6,981,305	11,281,835	11,049,000	1,618,688
Impairment of goodwill	-	-	762,000	111,633
Impairment of intangible assets	-	286,000	-	-
Amortization of discount on notes payable	22,415	33,212	13,316	1,951
Amortization of deferred loan costs	2,114,685	978,204	350,996	51,421
Gain on derivatives	(10,324,874)	(33,122,465)	(1,290,329)	(189,034)
Loss on extinguishment of convertible notes	39,504,662	22,529,233	-	-
Investment income	(1,207,627)	2,929,636	-	-
Expenses paid by subsidiary on behalf of parent	-	-	-	-
Foreign exchange loss	93,622	(3,922,302)	(134,451)	(19,697)
Compensation expenses for options issued to employees	2,663,105	3,109,903	4,464,698	654,082
Compensation expenses for restricted shares awarded to directors and senior management	-	-	1,711,356	250,715
Deferred taxes	(946,704)	406,252	(1,553,197)	(227,545)
Changes in assets and liabilities
Other receivables	26,033	8,373	7,364,513	1,078,907
Accrued interest	278,420	(278,420)	-	-
Prepaid expenses	33,387	24,569	267,348	39,167
Accrued expenses	(124,145)	434,076	1,208,701	177,076
Advance to employees	-	(52,956)	-	-
Net cash used in operating activities	(1,569,846)	(5,600,835)	(1,099,975)	(161,147)

Cash flows from investing activities:
Acuqisition of business	(42,858,738)	(27,647,116)	-	-
Investment in consolidated subsidiaries	(987,937)	-	-	-
Long-term investments	(2,975,216)	-	-	-
Net cash used in investing activities	(46,821,891)	(27,647,116)	-	-

Cash flows from financing activities:
Issuance of ordinary shares for cash, net of offering costs paid	-	-	-	-
Proceeds from exercise of warrants	1,060,992	3,612,727	-	-
Issuance of convertible notes	69,079,430	-	-	-
Payment of make-whole obligation	(10,015,958)	(8,054,079)	-	-
Proceeds from subscription receivable	-	-	-	-
Net cash provided by (used in) investing activities	60,124,464	(4,441,352)	-	-

Effect of exchange rate changes on cash	(3,283,859)	(322,437)	2,685	393
Net increase (decrease) in cash	8,448,868	(38,011,740)	(1,097,290)	(160,754)
Cash and cash equivalents at beginning of year	33,399,189	41,848,057	3,836,317	562,024
Cash and cash equivalents at end of year	¥41,848,057	¥3,836,317	¥2,739,027	$401,270

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

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

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiary, eFuture Beijing, to transfer certain of its net assets to the Company either in the form of dividends, loans, and advances. The amounts restricted include paid-in capital and statutory reserves of eFuture Beijing totaling approximately RMB3,084,020 as of December 31, 2009.