Form 20-F
period 2010-12-31
eFuture Information Technology Inc.
filed 2011-06-27
CIK 1329365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Telephone: +(86 10) 5165-0988
Email: wenj@e-future.com.cn
Facsimile: +(86 10) 5293-7688
8F Topnew Tower, 15 Guanghua Road
Chaoyang District
Beijing, 100026, People’s Republic of China

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.0756 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2010, there were 3,599,536 ordinary shares of the Registrant outstanding.

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

ii

PART I

Unless the context requires otherwise, references in this report to “eFuture,” “the Company,” “we,” “us,” and “our” refer to eFuture Information Technology Inc., our wholly-owned subsidiary, eFuture (Beijing) Royalstone Information Technology Inc. (“eFuture Royalstone” or “eFuture Beijing”), and the effectively controlled two variable interest entities (“VIEs”), Beijing Wangku Hutong Information Technology Co., Ltd. (“Wangku”), acquired on May 14, 2008 and disposed on March 13, 2011, and Beijing Fuji Biaoshang Information Technology Co., Ltd. (“Biaoshang” or “bFuture”), acquired on October 24, 2007 and disposed on July 16, 2010.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our company, which excludes the operating results for each years and balances as of each years ended of Biaoshang and Wangku because they are classified as discontinued operations. The selected consolidated statements of income data for the three years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated balance sheet data for the year ended December 31, 2008 have been derived from our audited consolidated balance sheet as of December 31, 2008, which is not included in this annual report. The selected consolidated statements of income data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements for the years ended December 31, 2006 and 2007, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP .

	RMB					USD
						For the Year
	For the Year Ended December 31,					Ended
						December 31,
	2006	2007	2008	2009	2010	2010

Total Revenues	¥47,843,530	¥84,920,993	¥129,546,655	¥108,835,887	¥151,902,684	$23,015,558
Income (Loss) From Operations	7,976,967	5,914,486	(6,882,703)	(24,432,621)	(21,732,821)	(3,292,851)
Income (Loss) From Operations Per Ordinary Share	4.72	2.20	(2.14)	(7.27)	(5.69)	(0.85)
Net Income (Loss)	8,104,726	(21,526,314)	(4,478,112)	(25,265,497)	(17,323,421)	(2,624,761)
Basic Earnings (Loss) Per Share	4.80	(8.01)	(1.39)	(7.51)	(4.53)	(0.69)
Diluted Earnings (Loss) Per Share	4.43	(8.01)	(1.39)	(7.51)	(4.53)	(0.69)

	RMB					USD
	As of December 31,					As of December 31,
	2006	2007	2008	2009	2010	2010

Total Assets	¥83,025,047	¥208,884,779	¥242,362,093	¥231,747,618	¥241,832,155	$36,641,235
Total Current Liabilities	(18,476,058)	(55,822,620)	(96,806,490)	(109,412,183)	(102,375,657)	(15,511,463)
Long-term Liabilities	-	(49,849,390)	(10,595,717)	(7,970,483)	(3,134,677)	(474,951)
Net Assets	64,548,989	103,212,769	134,959,886	114,364,952	136,321,821	20,654,821
Ordinary Shares	1,647,781	1,811,589	2,039,196	2,042,384	2,161,766	327,540
Number of Weighted-average Ordinary Shares	1,689,434	2,687,380	3,214,466	3,362,986	3,822,386	3,822,386

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual financial report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual financial report were made at a rate of RMB6.6000 to US$1.00, the noon buying rate in effect as of December 31, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China (the “PRC”) imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. dollar)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6072	7.2946	7.8127
2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8275	6.8244	6.8299
2010	6.6000	6.7696	6.6000	6.8330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.5809	6.6364
February	6.5713	6.5761	6.5520	6.5965
March	6.5483	6.5645	6.5483	6.5743
April	6.4900	6.5267	6.4900	6.5477
May	6.4786	6.4957	6.4786	6.5073
June (through June 17, 2011)	6.4700	6.4785	6.4700	6.4830

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant years. Monthly averages are calculated using the average of the daily rates during the relevant periods.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider all of the information in this Annual Report and, in particular, the risks outlined below. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations.

Our management has determined that we have material weaknesses in our internal controls over financial reporting.

In connection with the preparation of our annual report on internal control over financial reporting, our management noted that our company has material weaknesses in our internal controls over financial reporting. Specifically, our management noted material weaknesses in our policies regarding (i) controls over the financial reporting processes, (ii) monthly and year end closing processes. See “Item 15. Controls and Procedures – Management’s Annual Report on Internal Control over Financial Reporting.”

We have taken steps to improve the controls in this area, such as hiring experienced personnel and training our accounting and administrative staff to ensure that they closely monitor the preparation of financial statements in accordance with the requirements of US GAAP and the disclosure of annual, current and other periodic reports pursuant to SEC and NASDAQ rules. We have also formalized and documented a set of internal audit processes to ensure that we maintain appropriate controls over financial reporting procedures. Despite these steps, we may experience reportable conditions and significant deficiencies in the future, which, if not remediated, may render us unable to detect in a timely manner misstatements that could occur in our financial statements in amounts that may be material.

Our company’s share price may be adversely affected by negative investor perceptions of small Chinese companies.

In the last year, many smaller U.S.-listed companies that operate primarily in China have seen the public value of their securities decrease significantly. One factor in such decreases has been the widespread allegation of fraud and unreliable financial reporting. Another factor has been a number of negative research reports published about Chinese companies, sometimes by parties that sell the securities short prior to publishing the research report in order to capitalize on subsequent share price decreases. The SEC and other agencies and self-regulatory organizations are looking into specific allegations of wrongdoing and monitoring U.S.-listed Chinese companies in general.

As a result of the actions by some Chinese companies and the media and governmental attention focused on all Chinese companies, the share prices of nearly all smaller Chinese companies like ours have been adversely affected, whether or not warranted in any particular case. If investors continue to lose confidence in smaller Chinese companies or if we are unable to differentiate our company in investors’ estimation from the problematic Chinese companies, then we expect that our share price will continue to be harmed.

A future issuance of our securities or a breach of agreements to which we are subject could lead to immediate and substantial dilution.

In connection with a financing we completed on March 13, 2007, we issued warrants to three funds affiliated with two institutional investors. These convertible notes and warrants contain certain anti-dilution language that could result in substantial dilution to our existing shareholders in the event we were determined to have violated them. This dilution would occur by repricing the warrants and recalculating the number of shares underlying the warrants. Even if an issuance did not trigger these anti-dilution provisions, an issuance of ordinary shares could nevertheless be completed at a level lower than some shareholder purchased their shares, leading to dilution of such shareholders.

We have generated a significant shareholders’ deficit, and we cannot provide any assurance that our business will be profitable in the future.

Though we achieved profitability from 2004 to 2006, we had an accumulated deficit of RMB86,011,313 as of December 31, 2010. As of December 31, 2010, our shareholders’ equity was RMB139,528,389. While we have achieved profitability in previous years, there can be no assurance that we will be able to continue our growth or profitability. Indeed, we had a net loss of RMB17,323,421 in the fiscal year ended December 31, 2010.

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

In 2010, we had a great increase in service fee revenue. We intend to optimize our revenue mix by focusing on generating more service fee income through a wider range and different levels of service in the future. The growth in the size and complexity of our business has placed and is expected to continue to place a significant strain on our management and operations. Continued growth will require us to recruit and hire a substantial number of new employees, including consulting and product development personnel. In particular, our ability to undertake new projects and increase license revenues is substantially dependent on the availability of our consulting personnel to assist in the licensing and implementation of our software solutions. We will not be able to continue to increase our business at historical rates without adding significant numbers of personnel skilled in software implementation and integration. Although we have not incurred significant difficulty in the hiring and training of skilled employees to date, there can be no assurance that we will effectively locate, retain or train additional personnel in the future. If we do not sufficiently increase our integration and implementation workforce over time, we may be required to forego licensing opportunities. Our ability to compete effectively and to manage future growth, if any, also will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis.

Historically, wages for comparably skilled technical and management personnel in the software solutions industry in China have been lower than in developed countries, such as in the U.S. or Europe. In recent years, wages in China’s software industry have increased and may continue to increase at faster rates. Wage increases will increase our cost of our products and services of the same quality and increase our cost of operations. As a result, our gross margin and profit margin may decline. In the long term, unless offset by increases in efficiency and productivity of our work force, wage increases may also result in increased prices for our solutions and services, making us potentially less competitive. Increases in wages, including an increase in the cash component of our compensation expenses, will increase our net cash outflow and our gross margin and profit margin may decline.

Our operating results may seasonally fluctuate, which could cause our results to fall short of expectations and may adversely affect the trading price of our ordinary shares.

Our business has historically experienced the highest revenue in the fourth quarter of each year, primarily due to a massive year-end capital purchases by customers. Such factors have resulted in 2010, 2009, and 2008 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the future and that our revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year. As we continue to grow, we expect that the seasonality in our business may cause our operating results to fluctuate. Due to the foregoing factors, we believe that quarter to quarter comparisons of our results of operations may not be a good indication of our future performance and should not be overly relied upon. It is likely that our results of operations in some periods may be below the expectations of public market analysts and investors. In this event, the price of our ordinary shares will probably decline, perhaps significantly more in percentage terms than any corresponding decline in our operating results.

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

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with recent PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.

In March 2007, SAFE issued the Application Procedure for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies, also known as “Circular 78.” Under Circular 78, PRC individuals who participate in an employee stock option holding plan or a stock option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. We and our Chinese employees who have been granted restricted stock or stock options pursuant to our stock incentive plans are subject to Circular 78 because we are an overseas listed company. However, in practice, significant uncertainties exist with respect to the interpretation and implementation of Circular 78. We intend to submit the application for registration of our employee stock incentive plan as soon as possible. We or our Chinese employees may not be able to comply with, qualify under, or obtain any registration required by Circular 78. If we or our Chinese employees fail to comply with the provisions of Circular 78, we or they may be subject to fines and legal sanctions imposed by SAFE or other PRC governmental authorities, which could result in a material and adverse effect to our business operations and employee stock incentive plans.

Our business could suffer if our executives and directors compete against us and our non-competition agreements with them cannot be enforced.

If any of our management or key personnel joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our directors and executive officers has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our directors and officers and us, the non-competition provisions contained in their confidentiality and non-competition agreements may not be enforceable, especially in China, where most of these executive officers and key employees reside, on the ground that we have not provided adequate compensation to these executive officers for their non-competition obligations, which is required under the relevant PRC regulations.

We sell our services on a fixed-price, fixed-time basis, which exposes us to risks associated with cost overruns and delays.

We sell most of our services on a fixed-price, fixed-time basis. In contracts with our customers, we typically agree to pay late completion fines of up to 0.3% of the total contract value. In large scale projects, there are many factors beyond our control which could cause delays or cost overruns. In this event, we would be exposed to cost overruns and liability for late completion fines.

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

We derive most of our revenues from the license and implementation of software applications for China’s retail and consumer goods industries and providing consulting services. The life cycle of our software is difficult to estimate due in large measure to the potential effect of new software, applications and enhancements (including those we introduce) on the maturation in the China’s retail and consumer goods industries industry. To the extent we are unable to continually improve our front-end supply chain total solutions to address the changing needs of the China’s retail and consumer goods industries market, we may experience a significant decline in the demand for our programs. In such a scenario, our revenues may significantly decline.

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

Asset impairment reviews may result in future write-downs.

Our accounting policies require us, among other things, to conduct annual reviews of goodwill, and to test intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In connection with our business acquisitions, we make assumptions regarding estimated future cash flows and other factors to determine the fair value of goodwill and intangible assets. In assessing the related useful lives of those assets, we have to make assumptions regarding their fair value, our recoverability of those assets and our ability to successfully develop and ultimately commercialize acquired technology. If those assumptions change in the future when we conduct our periodic reviews in accordance with applicable accounting standards, we may be required to record impairment charges. It is possible that future reviews will result in further write-downs of goodwill and other intangible assets.

The financial soundness of our clients and vendors could affect our business and results of operations.

As a result of the disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world, our clients, subcontractors, suppliers and other vendors may experience cash flow concerns. As a result, clients may modify, delay or cancel plans to purchase our services and vendors may reduce their output, change terms of sales, or stop providing goods or services to us. Additionally, if clients’ or vendors’ operating and financial performance deteriorates, or if they are unable to make scheduled payments or obtain credit, clients may not be able to pay, or may delay payment of, accounts receivable owed to us and vendors may restrict credit or impose different payment terms, or stop providing goods or services to us. Any inability of current or potential clients to pay us for our services or any demands by vendors for different payment terms may adversely affect our earnings and cash flow. Furthermore, if one or more of our vendors stops providing goods or services to us, or interrupts its provision of goods or services to us, our business could be disrupted and we may incur higher costs.

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

Our success and ability to compete depend substantially upon our intellectual property, which we protect through a combination of confidentiality arrangements and copyright. We enter into confidentiality agreements with most of our employees and consultants, and control access to, and distribution of, our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general and the intellectual property regime in particular, are relatively weak, it is often difficult to enforce intellectual property rights in China.

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

We may not pay dividends.

We have not previously paid any cash dividends nor do we anticipate paying any dividends on our ordinary shares. Although we achieved profitability from 2004 to 2006, we cannot assure you that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Indeed, we had net losses of RMB25,265,497 and RMB17,323,421 in the fiscal years ended December 31, 2009 and 2010, respectively. Furthermore, there is no assurance our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. Under Cayman Islands law, we may only pay dividends from profits or credit from the share premium account (the amount paid over par value, which is $0.0756), and we must be solvent before and after the dividend payment. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating wholly- and partially-owned subsidiaries.

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

New labor laws in the PRC may adversely affect our results of operations.

As of December 31, 2010 we had approximately 740 employees in the PRC. On June 29, 2007, the PRC Government promulgated a new labour law, namely, the Labour Contract Law of the PRC, or the Labour Contract Law, which became effective on January 1, 2008. The Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees under certain circumstances, including specific provisions related to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative’s council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. According to the Labor Contract Law, unless otherwise provided by law, an employer is obliged to sign a labor contract with a non-fixed term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee has worked for the employer for ten consecutive years. Severance pay is required if a labor contract expires without renewal because the employer refuses to renew the labor contract or provides less favorable terms for renewal. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on the number of the employee’s working years at the employer. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations. In addition, the PRC government in the future may enact further labor-related legislation that increases our labor costs and restricts our operations.

If PRC law were to phase out the preferential tax benefits currently being extended to qualified “High and New Technology Enterprises”, we would have to pay more taxes, which could have a material and adverse effect on our financial condition and results of operations.

According to the PRC Corporate Income Tax Law, or the CIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the CIT Law, foreign-invested enterprises and domestic enterprises are subject to corporate income tax, at a uniform rate of 25%. The CIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rates according to then effective tax laws and regulations will gradually transition to the uniform 25% CIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the CIT Law if they qualify as “high and new technology enterprises strongly supported by the state,” subject to certain general factors described in the CIT Law and the related regulations.

In December 2008, our subsidiary eFuture Beijing was designated as “High and New Technology Enterprises” under the CIT Law, which entitles it to a preferential CIT rate of 15% from 2008 to 2010. eFuture Beijing is in the process of applying for renewal of the preferential tax rate and anticipates that it will receive such renewal by the end of 2011. Because we believe that we are more likely than not to receive this renewal this year, we plan to reserve against tax liabilities at a rate of 15%. If it fails to maintain the “High and New Technology Enterprises” qualification, its applicable CIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Furthermore, we may apply for an exemption of the 5% business tax levied on our total revenues derived from our technology consulting services. If the PRC law were to phase out preferential tax benefits currently granted to “High and New Technology Enterprises” or if we ceased to qualify as such, we would be subject to the standard statutory tax rate, which currently is 25%, and we would be unable to obtain business tax refunds for our provision of technology consulting services.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct most of our operations in China and most of our officers and directors reside outside the United States.

We are incorporated in the Cayman Islands, and conduct most of our operations in China through our subsidiaries in China. Most of our officers and directors reside outside the United States and some or all of the assets of those persons are located outside of the United States. It may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or Chinese court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. You would also find it difficult to enforce a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws, in the United States, the Cayman Islands or China, against us or our officers and directors.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us or our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

High technology and emerging market shares have historically experienced extreme volatility and may subject you to losses.

The trading price of our shares may be subject to significant market volatility due to investor perceptions of investments relating to China. In addition, the high technology sector of the stock market frequently experiences extreme price and volume fluctuations, which have particularly affected the market prices of many software companies and which have often been unrelated to the operating performance of those companies.

Item 4.	Information on the Company

A.	History and Development of the Company

History

We were established as an offshore company incorporated in the Cayman Islands under the Cayman Islands Companies Law on November 2, 2000. eFuture (Beijing) Tornado Information Technology Inc. (“eFuture Tornado”), which was established as a domestic Chinese company in January 2000 in an effort to maintain intellectual property, has previously and will continue to conduct all of our software development operations as our wholly-owned subsidiary within China.

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

Our acquisition of Proadvancer Systems Inc. (“Proadvancer”) in April 2008 has enhanced our core business and enabled market leadership and significant share gains in China’s logistics market.

We acquired a majority stake in Beijing Fuji Biaoshang Information Technology Inc. in 2007 and effectively controlled 51% of the ownership in Beijing Wangku Hutong Information Technology Co., Ltd. in 2007 and 2008, respectively. Biaoshang and Wangku have been classified as discontinued operations for the year ended December 31, 2010, following eFuture’s announcements on August 31, 2010 and March 21, 2011, and completion on July 16, 2010 and March 13, 2011, respectively, of the sale of its 51% stakes in the two entities.

Our principal executive offices and headquarters in Beijing moved to the central business district in May of 2009, which is located at 8/F Topnew Tower, 15 Guanghua Road, Chaoyang Distinct, Beijing 100026, China. Our telephone number is +86 10 5293 7699, and our fax number is +86 10 5293 7688.

B.	Business Overview

General

eFuture is a leading provider of software and services to China’s rapidly growing retail and consumer goods industries. eFuture offers one-stop, end-to-end integrated portfolio of software and services from factory to consumer on seven verticals: Fast Moving Consumer Goods (FMCG), Department Store, Shopping Mall, Grocery, Logistics, Specialty Store and Online Retailers.

Vision

Where is consumer, there is eFuture.

Mission

Creating a happy consumer world.

Our Market

eFuture’s software solutions and services are focused on the retail and consumer goods industries, and its customers are companies within these sectors. In China, retail sales accounted for almost 39.4% of GDP in 2010 and have shown a constant upward trend between 2003 and 2009, with a CAGR of 15.6%. In 2010, China’s retail sales reached RMB15.7 billion, representing a growth rate of 18.3% over 2009. The rapid growth of the retail and consumer goods industry in China has been driven by powerful macro-economic trends that continue today – increasing GDP, rapid urbanization, improving quality of life and increasing national disposable income. According to a report by IDC in May 2010, total expenditure on IT solutions in China’s retail industry was almost RMB1.65 billion in 2009.

Clients

eFuture’s clients include manufacturers, distributors, resellers, logistics companies and retailers. The Company’s client base encompasses global corporations such as Procter & Gamble, Pepsi, L’Oreal, Kimberly-Clark, Gucci and B&Q as well as leading Chinese companies. Its domestic client base includes over 30 companies that were ranked among China’s top 100 retailers during 2010, such as Suning, Shanghai Bailian-Lianhua, China Resources Vanguard and Beijing Wangfujing.

Grocery

vanguard 永辉超市 京客隆 步步高 JUSCO 武商量贩 超市发 Chaoshifa

Department Store

王府井百货 Central SOGO 百盛 PARKSON 万千百货 VAN'S DEPT. STORE

Shopping Mall

正大广场 SUPER BRAND MALL TIMES 大融城 IMIX PARK INSITE: Asset Management Group Ltd 卓越集团

Specialty Store

SUNING 苏宁电器 BeLLE 百丽 L'ORÉAL PARIS 古今 GUCCI BOTTEGA VENETA

FMCG

中粮 COFCO P&G 卡夫 百事可乐 Kimberly-Clark 金佰利 恒安集团 HENGAN 益海嘉里

Logistics

vanguard 山西双鹤药业 新华书店 361° 九州通医药网 www.jzteyao.com.cn

Online Retailers

中粮 COFCO 我买网 womai.com 双安商场 上品折扣 Shopin.net 当代商城

Growth Strategy

As a leading provider of software solutions and services in the retail and consumer goods industries in China, we have the following three growth strategies consisting of multiple organic and non-organic growth drivers:

•	Organic Growth - We aim to drive the long-term organic growth and profitability of our core software business and professional service by:

w	Strengthening our software core business while increasing more stable recurring service and consulting service revenues
w	Pursuing profitable growth by improving our delivery cost and operating expense structure
w	Using innovation to further broaden cloud service offerings

•
M&A – We aim to expand our business through our merger and acquisition strategy of targeted “fill-in” acquisitions. Our strategy is to actively pursue various M&A opportunities that complement organic growth by focusing on targets that will help us to achieve the following goals:

w
Diversify our product offering - Independent Software Vendors (ISV) with offerings complementary to our solutions, which focus on industries including fashion, auto, consumer electronics, drugstores and fast-moving consumer goods.

w	Broaden our regional coverage - ISVs with extensive coverage in South, East, and North China.
w	Penetrate the small and medium sized businesses (SMB) market - Companies with standardized, scalable product offerings that facilitate penetration into SMBs in tier 2 to tier 3 cities in China.
w	Create additional recurring revenue streams - Companies with products and services delivering a stable and recurring revenue stream, and which provide potential for growth.

Business Line

With strong brand recognition among international and local clients, eFuture provides one-stop, end-to-end integrated portfolio of software and services for the front-end supply chain from factory to consumer.

eFuture has three business lines: software, professional service and cloud service.

•
Software is eFuture’s core business. The Company’s software solutions include the management of merchandizing, distribution, warehousing, supply chain, customer relationship, logistics and point of sale. They are highly scalable and can be deployed individually or together with back-end systems. These solutions offer enhanced decision making and responsiveness to consumer demands, increased efficiency, and ultimately drive profit growth.

•
Professional service is eFuture’s fast growing business, and covers operations, delivery, consulting, maintenance and support services via the Company’s nationwide service centers and team of dedicated professionals.

•	Cloud service is eFuture’s seed business, and consists of cloud services based on cloud computing architecture, such as business to consumer (“B2C”) eCommerce and Salesforce Automation.

By solidifying our core software business, growing professional service revenues, and developing our cloud service offerings and capabilities, we have established a diverse platform which we believe will allow us to further expand our market share and generate consistent revenue in the coming years.

Software

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

Professional Service

Our software professional service business includes recurring support services on existing software installations, delivery services, consulting services and outsourcing services.

Support Service is provided following the installation of our software solutions, as clients will typically require ongoing maintenance support and software upgrades to ensure the efficient operation of their system. These services are designed to assist our customers with integration issues and to answer questions that may arise.

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

Software upgrade is dependent upon the customer and the type of software program and are developed on approximately 1-2 year cycles. Smaller customers or projects are updated on a two year cycle; medium sized customers and projects are updated on an 18-month cycle; and larger customers and projects are updated on a yearly cycle. We do not offer these upgrades as part of our initial license arrangement. Rather, customers must pay for each upgrade that they opt to install on their systems. Each upgrade is delivered through the download of service packs.

Delivery Service is provided to customers to assist in planning and executing their projects throughout the process. We typically provide the following services at different stages in the management of a project, as illustrated below:

Consulting Service is provided by our consulting services group which consists of business consultants, systems analysts and technical personnel with extensive retail, manufacturing, and wholesale industry experience. The consulting services group assists our customers in all phases of systems implementation that exceed the limited services we provide under our maintenance arrangements, including systems planning and design, customer-specific configuration of application modules, and on-site implementation or conversion from existing systems. We also offer a variety of post-implementation consulting services designed to maximize our customers’ return on software investment, which include enhanced utilization reviews and business process optimization.

Outsourcing Service is flexible by design to meet our clients’ changing requirements, eFuture outsourcing services can manage all or parts of our clients’ non-core business processes or technology operations, from selective outsourcing to full-scope system and network outsourcing and data center management. eFuture teams manage and operate client internal business processes. Leveraging technology and our industry and process expertise, we provide design, development, implementation, operation, and continuous improvement of both IT and business functions. Our call center, based in Wuhan and also referred to as our help desk department, provides a single point of contact to receive and manage all customers’ requests (problem notification, information request, service request) across the entire range of services provided.

Cloud Service

Cloud service is eFuture’s seed business, and consists of cloud services based on cloud computing architecture, such as B2C eCommerce and Salesforce Automation.

Sales and Marketing

In the first quarter of 2010 we completed the restructuring of our sales matrix. This new organizational structure has been highly effective and has been a key driver of our growth throughout the year.

To maximize the benefits from this new structure we dedicated training resources to enhance the sales, communication and teamwork skills of our sales staff and added new management into our matrix. By equipping our team with strong leadership and the tools necessary to effectively uncover new sales opportunities, we believe our sales organization will continue to deliver a strong performance in 2011. Looking ahead, we will continue to foster a healthy and productive working environment by promoting systematic training for our employees company-wide.

Alongside our initiative to restructure our sales matrix, throughout the course of the year we also focused on enhancing our geographic reach and penetrating China’s tier 2 to tier 3 cities. Enhancing our footprint across China enables us to meet the growing needs of the top 100 retailers in China, while also positioning us to forge relationships and service smaller, local retailers.

As a result of our efforts to expand our matrix sales organization network and geographic footprint, we expanded our revenue from tier 2 to 4 cities and maintained our status as the dominant player in China’s retail and consumer market. Thanks to our optimized sales network and enhanced presence across China we continue to see steady growth in our pipeline of new projects.

With the progress made on our strategic initiatives to date, we look to continue this positive momentum in 2011. Going forward we plan to reinforce and further develop our sales matrix while simultaneously extending our presence in tier 3 and 4 cities in China.

Geographical Coverage

To date, we have provided our products and services to businesses located throughout China via our extensive nationwide network:-
•	Headquartered in Beijing
•	R&D centers in Guangzhou and Wuhan
•	Regional service centers in Shanghai, Guangzhou and Wuhan

Ecosystem

eFuture partners with leading global companies such as IBM, Oracle, Microsoft and JDA to co-develop software and implement partners’ solutions locally.

We are one of IBM’s Premier Business Partners in Asia-Pacific, and our bFuture software-as-a-service (“SaaS”) platform was co-developed with IBM and runs on IBM hardware and middleware.

As of the date of this annual report, we have entered into the following agreements with large global corporations to generate business opportunities:

•
In 2007, IBM awarded us its Solution Developer Partnership Award - Asia Pacific Region. We have partnered with IBM to provide customer management systems and integrated retail supply chain software systems throughout China.

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

•
In 2009, through our collaboration with IBM, we launched China’s first SaaS solution for the retail distribution industry. We successfully completed the deployment of the solution at select Beijing Wangfujing Department Store Group (“Wangfujing Group”) stores in Beijing. Wangfujing Group is one of the largest retail groups in Beijing.

•
In 2009, we entered into a strategic relationship with JDA Software focused on collaborative growth. We believe this alliance will fuel delivery of our combined solution, which is designed to help retail and consumer goods companies in China optimize their operations and improve profitability.

•
In 2009, we entered into a strategic relationship with Microsoft Corporation to provide a standardized POS-ERP system for retailers in China. This system will integrate Microsoft Windows Embedded POSReady 2009 into eFuture’s POS-ERP Store Operation System.

•	In 2010, IBM awarded us as Excellent Application Solution Provider in Asia Pacific Region.

Competitive Landscape

The competitive landscape differs depending on the customer, so eFuture divides its customer pool into three tiers.

Tier 1 - multinational corporations in the retail and FMCG markets with operations in China. eFuture’s biggest advantage within this tier is its “glocal” reach, meaning global, yet localized. Its competitors in this tier include players that are larger and possibly international, but that are less experienced in the Chinese market and often address other market segments. In contrast, eFuture focuses strictly on the retail and consumer goods sector. eFuture’s strategy is to provide global solutions with local service by collaborating with larger technology companies such as IBM, Microsoft, Oracle and JDA.

Tier 2 - the top 100 retailers and leading regional retailers in China. Here, eFuture enjoys strong brand recognition and is competing with global and local competitors. Over 30 of China’s top 100 retailers in 2010 are eFuture customers. eFuture’s global best practice offering features competitive pricing and more flexible, localized solutions, which gives eFuture a clear competitive advantage when addressing Tier 2 customers.

Tier 3 - all retail and FMCG companies outside the Tier 2 market. In this space, eFuture is competing with 150+ companies that deliver solutions to small and medium-sized businesses located throughout China. Two years ago, eFuture started to conduct marketing activities in this space, which helped it acquire more market share.

We encounter competitive products from a variety of vendors. We believe that while our markets are still subject to intense competition, the number of significant competitors for business in China is relatively limited. We believe our principal competitive advantages are:

•	a leading position in China’s retail and consumer goods software and services market
•	strong brand recognition among international and local clients

•	strategic partnerships with leading global technology companies
•	one-stop, end-to-end integrated portfolio of products and services

Research & Development

We believe that innovation will continue to be our growth engine going forward and R&D investment in core software solutions and sales-related activities has effectively enabled us to improve our market position. R&D initiatives that we are currently working on include a multi-order management system designed for the logistics industry that helps clients improve the efficiency of their distribution centers.

We are also developing a data analysis system to enable our retail clients to more fully understand customer behavior so that they have the knowledge to position themselves to increase share of wallet. By continuing to invest in upgraded systems such as these we are able to offer our retail and consumer goods customers a broad and deep technology portfolio to help them maximize customer relationships, business efficiencies and sales potential while limiting costs.

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

Although we develop our own software products, each is based upon middleware developed by third parties, including IBM and Oracle. We integrate this technology, licensed by our customers from third parties in our software products. If our customers are unable to continue to license any of this third party software, or if the third party licensors do not adequately maintain or update their products, we would face delays in the release of our software until equivalent technology can be identified, licensed or developed, and integrated into our software products. These delays, if they occur, could harm our business, operating results and financial condition.

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

The following is a list of our subsidiaries and consolidated affiliated entities established since our inception, all of which were organized in China:

Date entity joined
Name	the Company	Relationship

eFuture (Beijing) Royalstone Information Technology Inc.	November 2000	Wholly-owned subsidiary

D.	Property, Plant and Equipment

Facilities

We currently operate eleven facilities throughout China. Our headquarters are located in Beijing. Our research and development operations are generally located in Guangzhou and Wuhan. We also maintain customer support and programming operations in Shanghai, Guangzhou and Wuhan.

Office	Address	Rental Term	Space
Beijing	8/F Topnew Tower 15 Guanghua Road Chaoyang Distinct Beijing 100026, PRC	Expires April 24, 2012	1,496.77 sq. meters

Shanghai	Floor 19E, F, G, H, I Shentong Information Plaza 55 West Road of Huaihai Street Shanghai, Xu Jiahu District, PRC	Expires March 19, 2013	757.47 sq. meters

Nanjing	Room 2410, No. 3 Building Jiaye International City 158 Lushan Road, Jianye Distinct Nanjing, Jiangsu province, PRC	Expires December 31, 2013	327.57 sq. meters

Shijiazhuang	R2108,Floor 21 Changan Plaza 289 East Road of Zhongshan Street Shijiazhuang, Hebei province, PRC	Expires December 31, 2012	647.68 sq. meters

Guangzhou	Rear Building Huicheng Plaza 130 Zhongshan Street Guangzhou, Guangdong province, PRC	Expires November 30, 2011	1,730 sq. meters

Wuhan	Floor 36 and 40 No. 7 of Zhongnan Road, Wuchang District Wuhan, Hubei Province, PRC	Expires May 19, 2015	2293.73 sq. meters

Qingdao	Floor 6 C, Block A No. 11 Building Qingdao Software Park No. 288 Ningxia Road, Shinan District Qingdao, Shandong Province, PRC	Expires December 31, 2011	130 sq. meters

Xi’an	Room 1235, Floor 12, Unit 1 Yu Long International No. 183 Dong’er Road Xi’an, Shanxi Province, PRC	Expires April 5, 2012	139.17 sq. meters

Fuzhou	Room 06, Floor9 Rongcheng Commercial & Trade Center No.129 Wuyi North Road, Gulou Distinct Fuzhou, Fujian Province, PRC	Expires May 31, 2014	100.84 sq. meters

Hangzhou	Floor 20 Zhongdu Department Store Plaza, 87 Qingchun Road Xiacheng Distinct， Hangzhou, Zhejiang Province, PRC	Expires March 24, 2014	170 sq. meters

Chongqing	Room 02, Floor 32 Maoye East Times Jianxin North Road, Jiangbei Distinct Chongqing, PRC	Expires May 26, 2012	181 sq. meters

As of the date of this report, we do not have any material plans, agreements or obligations to construct, expand or improve any facilities.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

Our core business is to provide front-end supply chain total solutions to companies in the retail and consumer goods industries to help them reduce costs and increase efficiency, while leveraging our core business resources and exploring new opportunities in eService. We believe our bundling strategy will allow our customers to benefit from synergies in our various product offerings in the retail and consumer goods industries. Consequently, the revenue growth came mainly from four of our industry verticals, FMCG, grocery, logistics and department store.

Revenues

Our revenues decreased from RMB129,546,655 in 2008 to RMB108,835,887 in 2009 but increased to RMB151,902,684 in 2010. For the fiscal year 2009, we experienced a year-over-year decline of 16.0% in total revenues, primarily attributable to the fact that customers delayed or reduced their IT expenditures during the year as a result of the economic downturn. The significant increase in 2010 reflected organic growth driven by the increased revenue from new clients and the strong growth from delivery services.

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

In any period, several factors will impact our revenues, including:

•	global economic conditions;
•	the level of acceptance of our products among our existing and potential customers;
•	our ability to attract and retain key customers and our sales force;
•	new product introductions by us and our competitors;
•	our ability to price our products at levels that provide favorable margins;
•	exchange rate fluctuations; and
•	the availability of credit for our customers.

Cost of Revenues

Our cost of revenues includes labor costs, materials, overhead expenses, business taxes related to certain services revenues and other expenses associated with the development of software, sales of hardware, and technical support services. We expect our cost of revenue to grow more slowly than our revenues grow. As noted above, development costs will increase in the future, and we expect revenues to increase at the same time. It is possible that we could incur development costs with little revenue recognition, but based upon our past history, we expect our revenues to grow.

Because our cost of revenues will vary according to the software developed, hardware and the technical support services provided, the mix of products and services provided is the most significant factor in determining our cost of revenues as a percentage of revenues, amortization of acquired technologies and software cost and impairment loss of intangible assets subject to amortization also affect the cost of revenues.

Operating Expenses

Our operating expenses consist of research and development expenses, general and administrative expenses and selling and distribution expenses.

Summary of 2010 Operations

In the first quarter of 2010 we completed the restructuring of our sales matrix. This new organizational structure has been highly effective and has been a key driver of our growth throughout the year. To maximize the benefits from this new structure we dedicated training resources to enhance the sales, communication and teamwork skills of our sales staff and added new management into our matrix.

Alongside our initiative to restructure our sales matrix, throughout the course of the year we also focused on enhancing our geographic reach and penetrating China’s tier 2 and tier 3 cities. Enhancing our footprint across China enables us to meet the growing needs of the top 100 retailers in China, while also positioning us to forge relationships and service smaller, local retailers.

As a result of our efforts to expand our matrix sales organization network and geographic footprint, we expanded our revenue from tier 2 to 4 cities in China and maintained our status as the dominant player in providing software and services to China’s retail and consumer market.

Results of Operations

The following table presents the results of our operations for the periods indicated. Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2008	2009	2010	2010
Revenues
Software revenue	¥66,215,769	¥54,187,769	¥63,887,988	$9,679,998
Hardware revenue	26,655,967	21,518,084	35,805,127	5,425,019
Service fee revenue	36,674,919	33,130,034	52,209,569	7,910,541
Total Revenues	129,546,655	108,835,887	151,902,684	23,015,558

Cost of revenues
Cost of software revenue	(22,928,605)	(13,805,682)	(11,952,426)	(1,810,974)
Cost of hardware revenue	(21,989,087)	(17,294,931)	(31,282,457)	(4,739,766)
Cost of service fee revenue	(19,147,040)	(22,067,175)	(30,748,994)	(4,658,938)
Amortization of acquired technology	(12,918,134)	(11,513,910)	(10,353,492)	(1,568,711)
Amortization of software costs	(3,632,744)	(4,280,233)	(4,734,364)	(717,328)
Impairment loss of intangible assets subject to amortization	(2,143,290)	-	(2,401,502)	(363,864)
Total Cost of Revenues	(82,758,900)	(68,961,931)	(91,473,235)	(13,859,581)

Gross Profit	46,787,755	39,873,956	60,429,449	9,155,977

Operating Expenses
Research and development expenses	(6,512,776)	(3,165,788)	(8,152,923)	(1,235,291)
General and administrative expenses	(29,285,165)	(33,620,855)	(39,253,368)	(5,947,480)
Selling and distribution expenses	(17,872,517)	(27,519,934)	(34,755,979)	(5,266,057)
Total Operating Expenses	(53,670,458)	(64,306,577)	(82,162,270)	(12,448,828)

Loss from operations	(6,882,703)	(24,432,621)	(21,732,821)	(3,292,851)

Other income (expenses)
Interest income	1,414,816	589,508	588,600	89,182
Interest expenses	(1,097,565)	(450,817)	(636,050)	(96,371)
Interest expenses - amortization of discount on convertible notes payable	(33,212)	(13,316)	(13,712)	(2,078)
Interest expenses - amortization of deferred loan costs	(978,204)	(350,996)	(369,516)	(55,987)
Finance cost - exchange warrants	-	-	(1,443,888)	(218,771)
Loss on investments	(3,552,902)	-	(54,192)	(8,211)
Gains on derivative liabilities	33,122,465	1,290,329	3,429,479	519,618
Loss on extinguishment of convertible notes	(22,529,233)	-	-	-
Foreign currency exchange gain (loss)	368,127	(133,087)	(530,939)	(80,446)
Loss from continuing operations before income tax	(168,411)	(23,501,000)	(20,763,039)	(3,145,915)
Less: Income tax expenses (benefit)	481,773	(1,513,216)	(1,770,001)	(268,182)
Loss from continuing operations	(650,184)	(21,987,784)	(18,993,038)	(2,877,733)
Less: Net profit (loss) attributable to the non-controlling interest	204,414	(2,099,874)	(1,606,146)	(243,355)
Net loss from continuing operations attributable to eFuture Information Technology Inc.	(854,598)	(19,887,910)	(17,386,892)	(2,634,378)
Discontinued operations
Gain (Loss) from discontinued operations (including gain on disposal of ¥3,427,236 ($519,279))	(3,294,544)	(5,260,675)	63,471	9,617
Less: Income tax expenses	328,970	116,912	-	-
Gain (Loss) from discontinued operations	(3,623,514)	(5,377,587)	63,471	9,617
Net loss	¥(4,478,112)	¥(25,265,497)	¥(17,323,421)	(2,624,761)
Earnings (Loss) per ordinary share
Basic	¥(1.39)	¥(7.51)	¥(4.53)	$(0.69)
- Continuing operations	(0.26)	(5.91)	(4.55)	(0.69)
- Discontinued operations	(1.13)	(1.60)	0.02	0.00
Diluted	¥(1.39)	¥(7.51)	¥(4.53)	$(0.69)
- Continuing operations	(0.26)	(5.91)	(4.55)	(0.69)
- Discontinued operations	(1.13)	(1.60)	0.02	0.00
Basic Weighted-average Shares Outstanding	3,214,466	3,362,986	3,822,386	3,822,386
Fully-Diluted Weighted-average Shares Outstanding	3,214,466	3,396,881	3,831,803	3,831,803

The following table sets forth certain selected financial information expressed as a percentage of total revenues for the periods indicated and cost of revenues and product development expenses expressed as a percentage of the related revenues: In addition, the table sets forth a comparison of selected financial information, expressed as a percentage change in 2008, 2009 and 2010.

RMB
	FY 2008	Percentage of FY 2008 Revenues	FY 2009	Percentage of FY 2009 Revenues	FY 2010	Percentage of FY 2010 Revenues	Change FY 2008 v FY 2009	% Change	Change FY 2009 v FY 2010	% Change
Revenues
Software sales	66,215,769	51.1%	54,187,769	49.8%	63,887,988	42.1%	(12,028,000)	-18.2%	9,700,219	17.9%
Hardware sales	26,655,967	20.6%	21,518,084	19.8%	35,805,127	23.6%	(5,137,883)	-19.3%	14,287,043	66.4%
Service fee income	36,674,919	28.3%	33,130,034	30.4%	52,209,569	34.4%	(3,544,885)	-9.7%	19,079,535	57.6%
Total Revenues	129,546,655	100.0%	108,835,887	100.0%	151,902,684	100.0%	(20,710,768)	-16.0%	43,066,797	39.6%

Cost of Revenues
Cost of software	(22,928,605)	-17.7%	(13,805,682)	-12.7%	(11,952,426)	-7.9%	9,122,923	-39.8%	1,853,256	-13.4%
Cost of hardware	(21,989,087)	-17.0%	(17,294,931)	-15.9%	(31,282,457)	-20.6%	4,694,156	-21.3%	(13,987,526)	80.9%
Cost of service fee income	(19,147,040)	-14.8%	(22,067,175)	-20.3%	(30,748,994)	-20.2%	(2,920,135)	15.3%	(8,681,819)	39.3%
Amortization of acquired technology	(12,918,134)	-10.0%	(11,513,910)	-10.6%	(10,353,492)	-6.8%	1,404,224	-10.9%	1,160,418	-10.1%
Amortization of software costs	(3,632,744)	-2.8%	(4,280,233)	-3.9%	(4,734,364)	-3.1%	(647,489)	17.8%	(454,131)	10.6%
Impairment loss of intangible assets subject to amortization	(2,143,290)	-1.7%	-	0.0%	(2,401,502)	-1.6%	2,143,290	-100.0%	(2,401,502)	100.0%
Total Cost of Revenue	(82,758,900)	-63.9%	(68,961,931)	-63.4%	(91,473,235)	-60.2%	13,796,969	-16.7%	(22,511,304)	32.6%

Gross Profit	46,787,755	36.1%	39,873,956	36.6%	60,429,449	39.8%	(6,913,799)	-14.8%	20,555,493	51.6%

Operating Expenses
Research and development	(6,512,776)	-5.0%	(3,165,788)	-2.9%	(8,152,923)	-5.4%	3,346,988	-51.4%	(4,987,135)	157.5%
General and administrative	(29,285,165)	-22.6%	(33,620,855)	-30.9%	(39,253,368)	-25.8%	(4,335,690)	14.8%	(5,632,513)	16.8%
Selling and distribution expenses	(17,872,517)	-13.8%	(27,519,934)	-25.3%	(34,755,979)	-22.9%	(9,647,417)	54.0%	(7,236,045)	26.3%
Total Operating Expenses	(53,670,458)	-41.4%	(64,306,577)	-59.1%	(82,162,270)	-54.1%	(10,636,119)	19.8%	(17,855,693)	27.8%

Profit/(loss) from operations	(6,882,703)	-5.3%	(24,432,621)	-22.4%	(21,732,821)	-14.3%	(17,549,918)	255.0%	2,699,800	-11.0%

The following table sets forth certain gross margin data expressed as a percentage of software sales revenue, hardware sales revenue and service fee income, as appropriate:

	RMB
	FY 2008	Gross Margin for FY 2008	FY 2009	Gross Margin for FY 2009	FY 2010	Gross Margin for FY 2010
Revenues
Software sales	66,215,769		54,187,769		63,887,988
Hardware sales	26,655,967		21,518,084		35,805,127
Service fee income	36,674,919		33,130,034		52,209,569
Total Revenues	129,546,655		108,835,887		151,902,684

Cost of Revenues
Cost of software	(22,928,605)	65.4%	(13,805,682)	74.5%	(11,952,426)	81.3%
Cost of hardware	(21,989,087)	17.5%	(17,294,931)	19.6%	(31,282,457)	12.6%
Cost of service fee income	(19,147,040)	47.8%	(22,067,175)	33.4%	(30,748,994)	41.1%
Amortization of acquired technology	(12,918,134)		(11,513,910)		(10,353,492)
Amortization of software costs	(3,632,744)		(4,280,233)		(4,734,364)
Impairment loss of intangible assets subject to amortization	(2,143,290)		-		(2,401,502)
Total Cost of Revenue	(82,758,900)		(68,961,931)		(91,473,235)

Gross Profit	46,787,755	36.1%	39,873,956	36.6%	60,429,449	39.8%

Comparison of Years Ended December 31, 2009 and 2010

Revenue

Total revenue. Total revenue is comprised of software sales, hardware sales and service fee revenue. Total revenue increased 39.6% from RMB108.8 million in 2009 to RMB151.9 million in 2010, which was primarily attributable to the restructuring of our sales organization from a product driven model to a customer driven model by building seven verticals and three regional sales teams focused on North, South and East China, expansion of our client base, deepening of relationships with existing clients and the enhancement of our geographic footprint into tier 2 and tier 3 cities in China. In addition, 2010 revenues benefited from the increase in spending on IT software solutions and professional services as a result of the rebound of the prior year economic downturn.

Software sales. Our software sales increased 17.9% from RMB54.2 million in 2009 to RMB63.9 million in 2010, which was primarily attributable to the increased revenue from new customers of about RMB7.5 million. Due to the global financial crisis in 2008 and 2009, some of our potential customers postponed their expansion plan then but restarted in 2010.

Hardware sales. Our hardware sales increased 66.4% from RMB21.5 million in 2009 to RMB35.8 million in line with the increased one-stop solution service business in 2010.

In recent years, we decided to de-emphasize hardware sales in an increasingly competitive hardware sales market. As a relatively young company, we do not believe that it is strategically justifiable to leverage a low margin, high volume sales sector. Consequently, while we will continue to sell computer hardware in connection with our software sales, we have not emphasized and do not expect to emphasize hardware sales as part of our marketing and sales strategies. Nonetheless, there may be occasions where we may profitably include hardware in projects that we complete for clients that possess superior credit. As a result, the Company continues to provide hardware as part of its total solution and as a complement to its other offerings, which created a prominent increase in this year.

Service fee income. Service fee income inceased 57.6% from RMB33.1 million in 2009 to RMB52.2 million in 2010, which was primarily attributable to the strong growth from delivery services in line with our business expansion and market penetration in 2010 . Service fee income revenues represented 30.4% and 34.4% of our total revenues in 2009 and 2010, respectively.

Cost of revenues

Cost of software sales. Cost of software sales consists of labor costs, materials, overhead expenses and other expenses associated with the development of our software. Cost of software sales decreased 13.4% from RMB13.8 million in 2009 to RMB12.0 million in 2010.

As a percentage of software sales, cost of software sales was 25.5% for 2009 and 18.7% for 2010. The significant decrease was primarily attributable to the increase in software license sales which generate higher margins compared with other types of software sales.

Cost of hardware sales. Cost of hardware sales consists primarily of fees for third party hardware products that are utilized in connection with our software products. Cost of hardware sales increased by 80.9% from RMB17.3 million in 2009 to RMB31.3 million in 2010, which was primarily attributable to the increase in hardware sales.

As a percentage of hardware sales, cost of hardware sales was 80.4% in 2009 and 87.4% in 2010. The 2010 increase was primarily attributable to the diminished margin in hardware sales because the hardware we most sold in 2010, which was more popular in market, had lower margins than what we most sold in prior year. Gross margins were 19.6% and 12.6% in 2009 and 2010, respectively.

Cost of service fee income. Cost of service fee income includes labor costs, business taxes and costs related to technical support services. Cost of services fee income increased 39.3% from RMB22.1 million in 2009 to RMB30.7 million in 2010, which was primarily attributable to the increase in service fee income, but its increase was not as fast as the increase of service fee income.

As a percentage of service fee income, cost of service fee income was 66.6% in 2009 and 58.9% in 2010. The 2010 decrease was primarily attributable to the improvement in efficiency.

Amortization of acquired technology. The amortization of acquired software technology in 2009 and 2010 resulted from amortization of software technology acquired in a variety of acquisitions. The amortization of acquired technology expense decreased 10.1% from RMB11.5 million in 2009 to RMB10.4 million in 2010, which was primarily attributable to the complete amortization of parts of our acquired technology in 2010.

Amortization of software costs. Intangible assets include the cost of computer software we acquired and developed. These costs are amortized over the useful lives of the softwares. Costs are primarily consist of salary and employee benefits for those involved in the development of the software. Amortization expense increased 10.6% from RMB4.3 million in 2009 to RMB4.7 million in 2010.

The increases are due to the increase of software products being amortized. Because we are continually developing our products, we expect amortization to increase in future years based upon our success in developing new products for our customers.

Impairment loss of intangible assets subject to amortization. We performed impairment test for our intangible assets on an annual basis and identified impairment on certain internally generated software as they were not expected to generate future revenue, or be sellable to a third party, and did not fit our development strategy going forward. As a result, we recorded a intangible assets impairment loss of RMB2.4 million for the year ended December 31, 2010.

Operating expenses

Research and development expenses. Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our R&D centre; consultants; and an allocation of our facilities and depreciation expenses. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses increased 157.5% from RMB3.2 million in 2009 to RMB8.2 million in 2010, which was primarily attributable to the increased costs incurred on research projects that are still in the preliminary project stage of software development. Research and development expenses represented 2.9% of total revenue for 2009 and 5.3% of total revenue for 2010.

General and administrative expenses. General and administrative expenses consist primarily of costs from our finance, human resources and administration departments; third party legal and other professional services fees; and an allocation of our facilities costs and depreciation expenses. General and administrative expenses increased 16.8% from RMB33.6 million in 2009 to RMB39.3 million in 2010, which was attributable to the increase in bad debt provision for other receivables related to previously acquired companies of RMB3.6 million and the increase in salaries for employees in administrative departments of RMB1.9 million.General and administrative expenses were 30.9% of total revenues in 2009 and 25.8% of the total revenues in 2010.

Selling and distribution expenses. Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing departments, sales bonuses, costs of our marketing programs, public relations, advertising, trade shows, collateral sales bonuses, and an allocation of our facilities. Selling and distribution expenses increased 26.3% from RMB27.5 million in 2009 to RMB34.8 million in 2010, which was primarily due to increased sales commissions as result of revenue growth. We anticipate that sales and marketing expenses will increase to support our intended expansion of our sales and marketing organization. Selling and distribution expenses were 25.3% of total revenues in 2009 and 22.9% of total revenues in 2010.

Other Expenses

Interest Income. Interest income represents the interest accrued as a result of bank deposits. Our interest income decreased 0.2% from RMB589,508 in 2009 to RMB588,600 in 2010.

Interest Expense. Our interest expense increased from RMB450,817 in 2009 to RMB636,050 in 2010, which was primarily due to the increase in interest rate from 7% to 10% as stipulated by the terms of the convertible notes.

Gain on Derivative. On March 13, 2007, the Company raised $10 million through the issuance of Convertible Notes. On conversion into shares or at every reporting period, the fair value of changes on the carrying amount is treated as a gain or loss in the current period operations.

Our gain on derivatives increased from RMB1.3 million in 2009 to RMB3.4 million in 2010.

Finance cost - exchange warrants. On November 29, 2010, we entered into two separate exchange agreements with Capital Ventures and Hudson Bay, whereby we exchanged the outstanding Series A Warrants held by each of Capital Ventures and Hudson Bay for a new Series A Warrants to purchase the same number of ordinary shares and under exactly the same terms prescribed by the Series A Warrants and an additional 20,000 ordinary shares of the Company, respectively. The fair value of the ordinary shares of RMB1.4 million was recorded as finance cost in the consolidated financial statements.

Income tax expenses (benefit). Our income tax benefit increased from RMB1,513,216 in 2009 to RMB1,770,001 in 2010, which was primarily attributable to the effects of the realization of the deferred tax liability resulting from the amortization of the intangible assets acquired from the Group’s acquisition of Royalstone and Proadvancer and deferred tax liabilities of eFuture Beijing.

Gain (Loss) from discontinued operations. Our loss from discontinued operations of RMB5,377,587 in 2009 became a gain from discontinued operatios of RMB63,471 in 2010, which was primarily attributable to a decrease in loss before income taxes generated by the discontinued operations of Biaoshang and Wangku from approximately RMB5.3 million in 2009 to approximately RMB3.3 million in 2010 offset by the gain on disposal of Biaoshang of RMB3.4 million.

Comparison of Years Ended December 31, 2008 and 2009

Revenue

Total revenue. Total revenue is comprised of software sales, hardware sales and service fee revenue. Total revenue decreased 16.0% from RMB129.5 million in 2008 to RMB108.8 million in 2009, which was primarily attributable to decrease in software sales and hardware sales resulting from the economic downturn and the competitive market.

Software sales. Our software sales decreased 18.2% from RMB66.2 million in 2008 to RMB54.2 million in 2009, which was primarily attributable to reduced sales to our Supermarket, Department Store and Shopping Mall and Specialty Retailing customers, many of whom delayed plans for new store opening as result of the economic downturn.

Hardware sales. Our hardware sales decreased 19.3% from RMB26.7 million in 2008 to RMB21.5 million in 2009.

In recent years, we decided to de-emphasize hardware sales in an increasingly competitive hardware sales market. As a relatively young company, we do not believe that it is strategically justifiable to leverage a low margin, high volume sales sector. Consequently, while we will continue to sell computer hardware in connection with our software sales, we have not emphasized and do not expect to emphasize hardware sales as part of our marketing and sales strategies. Nonetheless, there may be occasions where we may profitably include hardware in projects that we complete for clients that possess superior credit. But the decrease in hardware sales in fiscal year 2009 was a result of the economic slowdown.

Service fee income. Service fee income decreased 9.7% from RMB36.7million in 2008 to RMB33.1 million in 2009. Service fee income revenues represented 28.3% and 30.4% of our total revenues in 2008 and 2009, respectively.

In 2009, we experienced a slight decrease in service fee income, compared with fiscal year 2008. The decrease is mainly attributable to the fact that some of our major customers delayed or reduced professional services expenditures in 2009 as result of the economic downtown.

Cost of revenues

Cost of software sales. Cost of software sales consists of labor costs, materials, overhead expenses and other expenses associated with the development of our software. Cost of software sales decreased 39.8% from RMB22.9 million in 2008 to RMB13.8 million in 2009, which resulted directly from the decrease in software sales we experienced in 2009.

As a percentage of software sales, cost of software sales was 34.6% for 2008 and 25.5% for 2009. The decreases were primarily attributable to the increase of software license income compared with the prior year. The margin for our software license income was relatively higher than the margins of other forms of income.

Cost of hardware sales. Cost of hardware sales consists primarily of fees for third party hardware products that are utilized in connection with our software products. Cost of hardware sales decreased by 21.3% from RMB22.0 million in 2008 to RMB17.3 million in 2009, which resulted directly from the decrease in hardware sales we experienced in 2009.

As a percentage of hardware sales, cost of hardware sales was 82.5% in 2008 and 80.4% in 2009, which was primarily attributable to an increase in sales of hardware products with higher margins.

Cost of service fee income. Cost of service fee income includes labor costs and costs related to technical support services. Cost of services increased 15.3% from RMB19.1 million for 2008 to RMB22.1 million for 2009. These increases were a result of several factors:

•
Increased allotment of senior technical personnel on major accounts to explore service expansion and additional monetization opportunities. In addition, high-end configurations and higher salaries of senior personnel added extra expenses to our projects.

•	Increased marketing efforts on major accounts to further explore customers’ potential needs in their IT operating plans.

Amortization of acquired technology. The amortization of acquired technology expense decreased 10.9% from RMB12.9 million in 2008 to RMB11.5 million in 2009, which was are primarily due to the complete amortization of parts of our acquired technology in 2009.

Amortization of software costs. Intangible assets include the cost of computer software we acquired and developed. These costs are amortized over the useful lives of the software. Costs included are mostly salary and employee benefits for those involved in the development of the software. Amortization expense increased 17.8% from RMB3.6 million in 2008 to RMB4.3 million in 2009, which was due to the increase of software products being amortized. Because we are continually developing our products, we expect amortization to increase in future years based upon our success in developing new products for our customers.

Impairment loss of intangible assets subject to amortization. We performed impairment test for our intangible assets on an annual basis. As a result, we recorded a intangible assets impairment loss of RMB2.1 million for the year ended December 31, 2008, which was primarily related to the intangible assets which expected to have lower market demand and the recoverable amount should be lower than their carrying amount.

Operating expenses

Research and development. Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our R&D centre; consultants; and an allocation of our facilities and depreciation expenses. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses decreased 51.4% from RMB6.5 million in 2008 to RMB3.2 million in 2009, which was primarily attributable to the fact that product launches following the successful completion of product development and pilot phases which resulted in an increase of research and development capitalization. Research and development represented 5.0% of total revenue for 2008 and 2.9% of total revenue for 2009.

General and administrative expenses. General and administrative expenses consist primarily of costs from our finance and human resources departments; third party legal and other professional services fees; and an allocation of our facilities costs and depreciation expenses. General and administrative expenses increased 14.8% from RMB29.3 million in 2008 to RMB33.6 million in 2009, which was attributable to a RMB1.8 million increase in incentive compensation, a RMB1.8 million increase in rental, electricity and water expenses.

General and administrative expenses were 22.6% of total revenues for 2008 and 30.9% of total revenues in 2009. The increase in general and administrative expenses as a percentage of revenue was attributable to the increase of general and administrative expenses noted above.

Selling and distribution expenses. Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing departments, sales bonuses, costs of our marketing programs, public relations, advertising, trade shows, collateral sales bonuses, and an allocation of our facilities. Selling and distribution expenses increased 54.0% from RMB17.9 million in 2008 to RMB27.5 million in 2009.

The increase in selling and distribution expenses was primarily due to additional labor costs associated with the expansion of our sales force and the expansion of our business year over year. We added 15 employees to our sales department in 2009. We anticipate that sales and marketing expenses will increase to support our intended expansion of our sales and marketing organization. Selling and distribution expenses were 13.8% of total revenue for 2008 and 25.3% of total revenues in 2009.

Other Expenses

Interest Income. Interest income represents the interest accrued as a result of bank deposits. Our interest income decreased 58.3% from RMB1.4 million in 2008 to RMB0.6 million in 2009, which was mainly attributable to a reduction in the amount of interest earned from bank deposits during 2009.

Interest Expense. Our interest expense decreased from RMB1.1 million in 2008 to RMB0.5 million in 2009, which was primarily due to the reduced principle of convertible notes.

Gain on Derivative. On March 13, 2007, the Company raised $10 million through the issuance of Convertible Notes. On conversion into shares or at every reporting period, the fair value of changes on the carrying amount is treated as a gain or loss in the current period operations.

Our gain on derivatives decreased from RMB33.1 million in 2008 to RMB1.3 million in 2009.

Gain or Loss on Extinguishment of Convertible Notes. Upon conversion of Convertible Notes, the Company recognized a gain or loss on extinguishment of Convertible Notes.

The Company recognized a loss of RMB22.5 million in 2008, but nil in 2009 on extinguishment of Convertible Notes as there was no conversion in 2009. This is recorded as a non-operating expense in the consolidated statement of operations.

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

Revenue Recognition

We generate revenue from the sale of software, related hardware, professional services including maintenance and support contracts, and professional consulting, training and contract development services and eService including business to business (“B2B”) services and SaaS services. At this time, we generally license our products to customers on a perpetual basis and we recognize revenue upon delivery of the products. Under certain of our license agreements, we will provide technical advisory services after the delivery of our products to help our customers exploit the full value and functionality of our products. We recognize revenue from the sale of software licenses and technical advisory services under these agreements as the services are performed over the contract period. We recognize revenue from eService over the period of the agreement.

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

We provide professional services for system integration which involve the design and development of complex information technology systems to the customer’s specifications. We provide these services on a fixed-price contract, and the contract terms generally are short. We recognize revenue when delivery and acceptance is determined by a completion report signed by our customer. In addition to professional services, we provide eServices, including our B2B services, which help link local and overseas suppliers to stores throughout China and help efficiently exchange new product supply and demand information between potential suppliers and retailers, and our SaaS services, which serve the retail distribution industry in China by bringing retailers’ suppliers onto a single platform, allowing them to exchange business information, arrange payments online and access purchase orders, returns, payment status, inventory levels and analysis of sales data. We recognize revenue over the period of the agreement.

Allowance for Doubtful Accounts

Trade receivables, net are stated as the amount management expects to collect from outstanding balances. An estimate for doubtful debts is made when collection of the full amount is no longer probable. We maintain an allowance for potentially uncollectible accounts receivable based on our assessment of the collectability of accounts receivable. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, the customer’s past payment history, its current credit-worthiness and current economic trends. Our allowance for doubtful accounts was RMB2.6 million in 2008, RMB2.1 million in 2009 and RMB3.0 million in 2010.

Share-Based Compensation

We account for share-based compensation in accordance with ASC subtopic 718-10, or ASC 718-10, Compensation-Stock Compensation: Overall. Under the provisions of ASC 718-10, share-based compensation cost is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (BSM) option-pricing model and is recognized as expense over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. Volatility is measured using historical daily price changes of each ordinary shares over the respective expected life of the option. Expected option life is the number of years that we estimate, based on the vesting and contractual terms and employee demographics. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change. If any of the assumptions used in the BSM model change significantly, share-based compensation expenses may differ materially in the future from that recorded in the current period.

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

Research and Development and Intangible Asset

We charge all of our development costs to research and development expenses until we have established technological feasibility. We acknowledge technological feasibility of our software when a detailed program design or working model is completed. Upon reaching technological feasibility, we capitalize additional software costs until the software is available for general release to customers. The subsequent expenditure in connection with major upgrade for the developed intangible assets is capitalized as incurred.

We amortize the cost of intangible assets over the estimated useful lives, which is the shorter of four years or the estimated period of realization of revenue from the related software. The estimated lives of our software is based upon historical usefulness of similar software products and the rate of change in technology in general. Our estimate of the useful lives of our software has been reasonably accurate in the past, but it is reasonably likely to change in the future due to the highly uncertain nature of this estimate. Should economic conditions change or technological advances occur rapidly, our estimate of the useful lives of our software products could decline quickly, which would result in recognition of increased amortization.

Valuation of Long-Lived Assets

We evaluate long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall. When such events occur, we assess the recoverability of the asset group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. However, circumstances could cause us to have to reduce the value of our capitalized software more rapidly than we have in the past if our revenues were to significantly decline. Estimated cash flows from the use of the long-lived assets are highly uncertain and therefore the estimation of the need to impair these assets is reasonably likely to change in the future. Should the economy or acceptance of our software change in the future, it is likely that our estimate of the future cash flows from the use of these assets will change materially. The amount of possible change is discussed above under Property and Equipment and Intangible Assets.

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

We completed our annual impairment test as of December 31, 2010, and the fair value of the reporting unit exceeded its carrying value by 6.9%. We utilized an income approach to estimate the fair value of each reporting unit. We selected this method because we believe that it most appropriately measures the income-producing capability of the reporting unit. The income approach is based on the projected cash flows, which are discounted to their present value using discount rates that consider the timing and risk of the forecasted cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting unit’s expected long-term operating cash performance. Fair value is estimated using interally-developed forecasts and assumptions. The discount rate used is the average estimated value a market participant’s cost of capital a debt, derived using the customary market metrics. Other significant assumptions include terminal growth rates, future capital expenditures, and changes in future working capital requirements. We also compare and reconcile our overall fair value to our market capitalization. The discount rate and terminal growth rate used in our impairment test were 21% and 3%, respectively. If the discount rate increased by 100 basis points, the fair value of the reporting unit would decrease by approximately RMB5.5 million. A decrease of 100 basis points in the terminal growth rate would result in approximately RMB 4.0 million of declines in the fair value of the reporting unit. Although there are inherent uncertainties related to the assumptions used and to our application of these assumptions to this analysis, we believe that the income approach provides a reasonable estimate of the fair value of our reporting unit.

Fair Values of Financial Instruments

We record certain of our financial assets and liabilities at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability.

We apply a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, trade receivables, other receivables, advances to suppliers, refundable value added tax, advances to employees, trade payables, taxes payable, other payables, accrued liabilities, advances from customers and acquisition obligations approximates fair value due to their immediate or short-term nature. The single compound embedded derivative within convertible notes we issued was recorded at fair value at the date of issuance, which was measured by using unobservable (Level 3) inputs.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	2009	2010
	(In millions of RMB)

Cash and cash equivalents	57.4	73.3
Net cash provided by operating activities	10.6	20.7
Net cash used in investing activities	(12.3)	(17.9)
Net cash provided by financing activities	-	12.2
Change in cash and cash equivalents of discontinued operations	1.0	1.2

Operating activities provided cash of RMB20.7 million in 2010 compared to RMB10.6 million in 2009. The principal sources of our cash flow from operations are net income adjusted for depreciation, software amortization, the gain on derivatives and loss on extinguishment of convertible notes and compensation expenses for directors and employees. The increase in cash provided by operating activities was primarily due to a decrease in net loss in 2010 of RMB7.9 million and the increase in cash advances from customers of RMB22.9 million, offset by the increase in the inventory and work in process of RMB9.5 million, the increase in the trade receivables of RMB6.3 million and the decrease in the trade payables of RMB5.5 million.

Investing activities used cash of RMB17.9 million in 2010 and RMB12.3 million in 2009. In 2010, the primary increase in use of cash in investing was attributable to the decrease of capital expenditure on property and equipment and intangible assets of RMB7 million, the increase of investment income of RMB2.6 million, offset by RMB15 million payments for unpaid acquisition cost of Proadvancer.

Financing activities provided cash of RMB12.2 million in 2010 and nil in 2009. Financing activities in 2010 mainly included issuance of ordinary shares for cash consideration of RMB12.2 million to board members (other than independent directors), management and key employees of the Company.

Indebtedness

On March 13, 2007, we closed a Securities Purchase Agreement with three funds affiliated with two institutional investors, pursuant to which we raised RMB69,079,430 (net of cash loan costs of RMB8,330,570) by issuing $10,000,000 senior convertible notes along with Series A warrants and Series B warrants.

The convertible notes were initially convertible into 400,160 of our ordinary shares at $24.99 per share. Pursuant to the Agreement, the conversion price reset to $19.00 on June 11, 2008 since the market price of the Company’s ordinary shares was below $19.00 on that day.

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

On October 3, 2007, one of the investors converted RMB37,529,400 ($5,000,000) of the convertible notes into 200,080 ordinary shares. In July and August of 2008, another investor converted RMB27,326,700 ($4,000,000) of the convertible notes into 210,526 ordinary shares. As of the date of this filing, $1,000,000 in convertible notes remains outstanding. These notes bear interest at an annual rate of 3% from issuance to March 12, 2008; 5% from March 13, 2008 through March 12, 2009; 7% from March 13, 2009 through March 12, 2010 and 10% from March 13, 2010 through maturity.

C.	Research and Development

Our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses were RMB6.5 million in 2008, RMB3.2 million in 2009 and RMB8.2 million in 2010. The information provided under Item 5.A, “Operating Results” details the Company’s research and development activities.

D.	Trend Information

China Outlook

China’s presence in the global consumer market has grown dramatically in recent years. China is already the biggest vehicle market and the second largest luxury market and is expected to become the world’s largest consumer market within the next ten years. These statistics, combined with our attractive offerings, deep market knowledge and strong sales capabilities give us many reasons to be excited about our future. We are optimistic about the outlook for 2011.

Industry and Market Outlook

In the wake of benefiting from China’s booming retail and consumer goods industries, we believe that our innovative and attractive software and services offerings will enable our ongoing growth to outpace that of the industry. Thanks to our efforts on the sales front, we have grown our project pipeline, and with it, our backlog. As of December 31, 2010 our contract backlog amounted to approximately RMB94.5 million.

Top Line Growth Drivers

•
As of December 31, 2010, our uncompleted project base was RMB94.5 million (US$14.3 million), including RMB33.2 million (US$5.0 million) of software license income, RMB42.5 million (US$6.4 million) of service fee income and RMB18.7 million (US$2.8 million) of hardware income, of which we expect to recognize approximately 70% in 2011.

•	We anticipate strengthening our software core business while increasing more stable recurring service and consulting service revenues.

•	We anticipate pursuing profitable growth by improving our delivery cost and operating expense structure.

•	We seek to use innovation to further broaden cloud service offerings.

Channel Expansion Initiatives

2010 was a transformative year for eFuture characterized by the restructuring of our sales organization, expansion of our client base, deepening of relationships with existing clients and the enhancement of our geographic footprint into tier 2 to tier 3 cities in China. As a result of our successful execution, full year 2010 revenues increased 40% over 2009. Going forward we plan to reinforce and further develop our sales matrix while simultaneously extending our presence in tier 3 and 4 cities in China. We were also successful in capturing new market share in the online retailing and fashion markets.

As we continue to focus on improving our delivery cost and operating expense structure with the aim of further expanding our margin profile, we are also driving growth on two fronts. First, we are continuing to strengthen our core software business and, second, we are expanding the scope of our business by growing recurring maintenance service and cloud service revenues. We are already making clear progress on these initiatives as service revenue was up 58% year-over-year in 2010.

As we move forward we will continue to focus on growing professional and cloud services for China’s consumer and retail market. We believe these services are complementary to our core offering and integral to strengthening our business model. We also believe these services will help generate new, more stable and balanced revenue streams throughout the year.

As a testament to our commitment to focus on our core offerings, we made the strategic decision to sell our 51% stake in Wangku on September 27, 2010. This transaction will grant us the financial and operational flexibility to focus on our core strengths and on the areas where we see the greatest opportunities for growth.

In light of our results and our positive outlook, we are well positioned to achieve our objective of driving profitable growth. In addition, we are fully committed to our newly defined mission which can be summed up as creating a happy consumer world.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Payments Due By Period

	Less than				More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Convertible Notes	¥7,392,000	¥660,000	¥6,732,000	¥-	¥-
Operating Lease Obligations	¥8,447,615	¥4,016,276	¥3,972,593	¥458,746	¥-
Total	¥15,839,615	¥4,676,276	¥10,704,593	¥458,746	¥-

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of June 27, 2011.

Name	Age	Position
Adam Yan (1)(8)	43	Chairman and Chief Executive Officer
Dehong Yang (1)	48	President
Sean Zheng(1)	42	Chief Financial Officer
Qicheng Yang (1)	45	Chief Technology Officer
Johnson Li(1)	44	Senior Vice President
Hongjun Zou (1)	43	Senior Vice President
Ping Yu (1)(7)	41	Director
Deliang Tong (1)(8)	46	Director
Dong Cheng, Ph.D. (1)(3)(4)(5)(9)	43	Independent director
John Dai (1)(4)(5)(8)	48	Independent director
Dennis O. Laing(3)(5)(6)(7)	65	Independent director
Brian Lin (1)(3)(4)(9)	46	Independent director
Weiquan Ren (1)(7)	48	Director
Ming Zhu (2)(9)	52	Independent director

(1)	The individual’s business address is c/o eFuture Information Technology Inc., 8/F Topnew Tower, 15 Guanghua Road, Chaoyang District, Beijing 100026, China.
(2)	Mr. Zhu’s business address is c/o RMCC International, Inc. 6724 Patterson Avenue, Richmond, Virginia 23226.
(3)	Member of audit committee.
(4)	Member of compensation committee.
(5)	Member of corporate governance committee.
(6)	Mr. Laing’s business address is 4860 Cox Road, Suite 200, Glen Allen, Virginia 23060.
(7)	Class II director whose term expires in 2013.
(8)	Class III director whose term expires in 2011.
(9)	Class I director whose term expires in 2012.

Adam Yan. Mr. Yan is our Chairman, Chief Executive Officer and Co-founder. Mr. Yan co-founded eFuture in 1997, and is currently the Company’s Chairman and Chief Executive Officer. He is also a member of the China Commerce Association for General Merchandise, the China Chain Store & Franchise Association and the China General Chamber of Commerce. Prior to founding eFuture, Mr. Yan was general manager of the Bangda Information Industry Center of Haikou Financial Bureau in Hainan Province from 1991 to 1997. From 1991 to 1994, he served as chief accounting software designer of Haikou Accounting Firm in Hainan Province. Mr. Yan holds a bachelor’s degree in computer science and a master’s degree in machine vision engineering from Chongqing University. He also studied accounting and finance at the Central University of Finance and Economics, Beijing. Mr. Yan has extensive executive experience in the software industry and provides the Company with valuable advice strategic direction and insights into industry trends.

Dehong Yang. Mr. Yang joined eFuture as President in January 2010. He also serves as Vice Director of the IT Committee and permanent member of the China Chain Store & Franchise Association, Vice Director of the Chinese Electronic Commerce Association, and Vice Director of the Commercial Automation Committee of the China Electronic Chamber of Commerce. From 2002 to 2009, Mr. Yang served as General Manager of the Retail Division of Wincor Nixdorf Retail & Banking Systems Co., Ltd. From 1995 to 2000, he was a consultant to the distribution industry for IBM China Company Ltd. Mr. Yang holds a bachelor’s degree in mathematics from North-East University in Shenyang, Liaoning. His extensive international business management experience and proven track record of successfully executing on strategic initiatives equip him to manage eFuture’s day-to-day operations and lead the implementation of its growth strategy.

Sean Zheng. Mr. Zheng has served as Chief Financial Officer since January 2011. He was most recently with New York Stock Exchange (NYSE) listed Advanced Micro Devices (AMD), where he served in financial controller roles in both China and the United States. Prior to joining AMD, Mr. Zheng was China Financial Controller at U.S.-headquartered Walbro Engine Management. He spent the earlier part of his career at NYSE-listed Motorola, where he worked for over 10 years in financial controller and financial management roles at the company’s China operations. Mr. Zheng holds an MBA degree from Arizona State University and a bachelor’s degree in economics from Tianjin University of Finance and Economics in China. Mr. Zheng’s strong finance and accounting track record with leading U.S.-listed companies operating in the technology sector makes him ideally suited to lead eFuture’s finance function.

Qicheng Yang. Prior to co-founding eFuture in 1997, Mr. Yang served as Chief Technology Officer of Hainan Fujie Industrial Inc., an information technology company delivering software and system integration services in Hainan Province, from 1995 to 1997. From 1993 to 1995, he was a manager in the system network department of Hainan Zhouli Sci-Tech Industrial Inc. From 1990 to 1993, Mr. Yang taught computing at Huazhong University of Science and Technology. He holds a bachelor’s and a master’s degrees in automatic control from Huazhong University of Science and Technology. Mr. Yang’s extensive technical background provides eFuture with the leadership and experience needed to further develop its leading edge software and services solutions.

Johnson Li. Mr. Li co-founded eFuture in 1997. As well as serving as Senior Vice President, he was also General Manager of eFuture’s Key Account special business unit in 2008, and Secretary of the Board from 2006 to 2007. From 1994 to 1997, Mr. Li was a manager in the project implementation department of Hainan Fujie Industrial Inc. Mr. Li holds a bachelor’s degree in computer science from China People’s Police Officer University, and he is currently studying towards an Executive MBA from Guanghua School of Management (previously called Peking University Business School). His in-depth knowledge of the company and the industry make him a highly valued member of the senior management team.

Hongjun Zou. Currently Senior Vice President and Chief Innovation Officer, Mr. Zou co-founded eFuture in 1997 and previously served as Chief Operating Officer. From 1993 to 1997, Mr. Zou was General Manager and Chief Technology Officer of Hainan Fujie Industrial Company. He has a bachelor’s degree in computer science from Chongqing University. Mr. Zou brings to eFuture a wealth of industry experience and the ability to broaden eFuture’s solutions and service offerings.

Ping Yu. Ms. Yu serves as Chief Financial Officer of New York Stock Exchange-listed Lentuo International, the largest non-state-owned automobile retailer in Beijing. She served as Chief Financial Officer of eFuture from January 2007 to July 2010. Prior to joining eFuture, she was business development manager and Sarbanes-Oxley Act Compliance Specialist with Beijing Smartdot Technologies, Inc. from August 2005 to December 2006. From 2004 to 2005, Ms. Yu worked at Dongfeng Nissan Passenger Vehicle Company Co., Ltd. as internal audit manager, and from 2002 to 2004, she was employed by Golf & Wrobleski Certified Public Accountants in New York as an auditor and consultant. Between 1993 and 2001, Ms. Yu worked with a number of companies in Guangzhou, China as an accountant or accounting manager. Ms. Yu received her bachelor’s degree in accounting from Hubei University in 1993 and her master’s degree in business administration from Rutgers, The State University of New Jersey Graduate School of Management in 2002. She is a Certified Public Accountant in the United States. Ms. Yu’s experience in both the U.S. and China, together with her in-depth knowledge of eFuture gained as its former Chief Financial Officer, make her ideally placed to advise on finance and strategy.

Deliang Tong. Mr. Tong served as Chief Operating Officer of eFuture from July 2008 to September 2010, as well as President of wholly-owned subsidiary, eFuture (Beijing). He founded Guangzhou Royalstone System Integration Co. Ltd. in 1992, and served as its Chairman and Chief Executive Officer. Mr. Tong holds a bachelor’s degree in electronics and a master’s degree in software engineering, both from the University of Electronic Science and Technology of China. He served as department manager for Sichuan Xinchao Computing Group from 1989 to 1991, and as general manager for South China for Beijing Stone Group from 1991 to 1992. Mr. Tong’s over 20 years of management experience and his extensive software and services industry background enable him to provide key insights into the development and management of an efficient and effective operational platform.

Dong Cheng, Ph.D. Dr. Cheng has served as a director since 2005. He has been at the School of Business, Renmin University of China, since 1993, working as an Assistant Professor from 1993 to 1995, an Associate Professor from 1995 to 2002, and as a Full Professor since 2002. Dr. Cheng has written numerous articles on the development of Chinese business practices. He holds bachelor’s and master’s degrees in computer software from Xi’an Jiao Tong University. He also holds a doctorate degree in business administration from Renmin University, and was a doctorate candidate in Computer Science at Peking University. Dr. Cheng leverages his role as Professor at Renmin University’s business school to provide insight into emerging trends within China’s economic and business development.

John Dai. Mr. Dai is an independent consultant on China strategy development, executive coaching, leadership development, sales management, large account management and business planning. He was previously Director of External Relations and International Cooperation at the China Association of Small and Medium Enterprises, an organization aimed at advancing the interests of China’s small and medium enterprises internationally. From 2001 to 2002, Mr. Dai was Chief Executive Officer of Vanda Computer Systems, a Hong Kong based public company focused on systems integration and banking application services in China. Mr. Dai also has 12 years of experience in various executive positions at IBM, including General Manager of IBM’s Greater China Distribution Industry Group. Mr. Dai holds a master’s degree in civil engineering from Tsinghua University and a bachelor’s degree in industrial and civil construction from Wuhan Industrial University. With over 20 years’ experience in executive management positions within multinational companies and extensive knowledge of China’s retail industry, Mr. Dai is ideally placed to advise on eFuture’s strategic direction.

Dennis O. Laing. Mr. Laing has practiced law in Richmond, Virginia for over 30 years. He specializes in corporate law with a special interest in the energy, healthcare and technology sectors. Mr. Laing holds a bachelor’s degree in government from the University of Virginia and a master’s degree in law from the University of Richmond. He also serves as a director of NASDAQ-listed Sino-Global Shipping America, Ltd. Mr. Laing draws on over three decades of corporate law practice to offer the Board expert legal advice and guidance on regulations and compliance.

Brian Lin. Mr. Lin is Chief Executive Officer and a director of NASDAQ-listed China Fire & Security Group, Inc., a leading total solution provider of industrial fire protection systems in China. From 2001 to 2005, he served as Chief Executive Officer of Beijing Linkhead Technologies. Prior to Linkhead, Mr. Lin held technical and managerial positions in various companies in the United States and Canada. Mr. Lin holds a bachelor’s degree in electrical engineering from Huazhong University of Science and Technology and a master’s degree in Electrical Engineering from University of Toronto. His successful corporate career in managing listed companies allows him to advise eFuture on the most effective and efficient ways to further create shareholder value.

Weiquan Ren. Mr. Ren has served as a senior partner at Cybernaut-Capital since 2006, and as Vice Dean at Zhejiang University Institute since 2007. He previously held senior management positions at Peking University, and worked at Founder Group Corp from 1993 to 2006. He was Chief Executive Officer of Hong Kong-listed Founder Electronics from 2001 to 2006, Vice President of Shanghai-listed Founder Technology Group Corp. from 1998 to 2001, and General Manager of the Eastern China Region of Founder Group in 1998 and general manager of the Hangzhou branch of Founder Group from 1998 to 2001. Before joining Founder, Mr. Ren spent seven years as a university professor. He holds a master’s degree in engineering from the Department of Electric Machine Engineering of Zhejiang University and a bachelor’s degree in engineering from the Department of Information Science and Electronic Engineering of Zhejiang University. Mr. Ren leverages his vast experience in the technology industry to provide the Board with key insights into the effective development and implementation of new, innovative platforms and services.

Ming Zhu. Mr. Zhu has served as a director since 2005, and he has been an international business consultant with RMCC International, Inc., a Richmond, Virginia based import/export consulting firm, since 1994. Mr. Zhu holds a bachelor’s degree in English from Beijing Second Foreign Languages Institute and a master’s degree in tourism and business from Virginia Commonwealth University. Mr. Zhu draws on his extensive business and consulting background to offer advice on best practice and business development and expansion.

There are no family relationships among any of the persons named above, and there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any such person was selected as a director or member of senior management.

B.	Compensation

For the fiscal year ended December 31, 2010, we paid an aggregate compensation of RMB2.9 million (US$446K) in cash to our executive officers. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We made contributions of RMB3.5 million (US$531K) to statutory staff social benefit for all the employees including our executive officers for the fiscal year ended December 31 2010.

Executive and Director Compensation
The following table shows the estimated annual compensation paid by us to our executive officers and directors for the year ended December 31, 2010.

	Annual Compensation for Year Ended December 31, 2010
			All Other
Name	Salary	Bonus	Compensation
Adam Yan	¥324,000	¥162,000	—
Chairman, Chief Executive Officer and Director
Dehong Yang	¥840,000	¥420,000	—
President
Deliang Tong	¥504,960	¥234,000	—
Ex-Chief Operating Officer and Director
Qicheng Yang	¥396,000	¥198,000	—
Chief Technology Officer
Hongjun Zou	¥360,000	¥—	—
Senior Vice President
Ping Yu	¥267,960	¥—	—
Ex-Chief Financial Officer and Director
Tony Zhao	¥324,000	¥162,000	—
Vice President and Chief Strategy Officer
Ming Zhu	$15,200	—	—
Director
Dong Cheng, Ph.D.	$15,200	—	—
Director
John Dai	$13,400	—	—
Director
Dennis O. Laing	$13,400	—	—
Director
Brian Lin	$13,400	—	—
Director
Weiquan Ren	$15,100	—	—
Director

Incentive Compensation Plans
On April 18, 2001, the Company adopted the 2001 Option Plan (the “2001 Plan”), under which 59,063 stock options were granted to key employees, each with an exercise price of $4.71, a contractual life of 11 years and evenly vest over a five-year period.

Under the 2001 Plan, the Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On January 31, 2007, the Company adopted the 2005 Option Plan Set One (the “2005 Plan I”), under which 65,875 stock options were granted to key employees (including directors and senior management who are key employees), each with an exercise price of $25.42, a contractual life of 10 years and evenly vest over a five-year period.

On September 17, 2007, the Company adopted the 2005 Option Plan Set Two (the “2005 Plan II”), under which 65,800 stock options were granted to key employees, each with an exercise price of $11.71, a contractual life of 10 years and evenly vest over a five-year period.

Under the 2005 Plan I and Plan II, the Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On December 11, 2009, the Company adopted a share incentive plan (the “2009 Plan”), which provided for the granting of share incentives, including Incentive Stock Option (ISO) and restricted shares to our key employees. Under the 2009 Plan, 175,000 stock options were granted to our key employees with an exercise price of $6.55 and a contractual life of 10 years, 84,000 and 69,000 restricted shares are granted to members of the board of directors and senior management, receptively, with no cash consideration. Pursuant to the 2009 Plan, options and restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

The 2009 Plan is administered by the Company’s Nominee and Compensation Committee. The Nominee and Compensation Committee has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. The Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

Summarized details of the above incentive plans are as follows:

	2005 Plan I	2005 Plan II	2009 Plan
	Option	Option	Option		Restriced shares
Total Option/Restricted Shares Granted	65,875	65,800	175,000		153,000
Grant Date	31-Jan-07	17-Sep-09	11-Dec-09		11-Dec-09
Exercise Price	$25.42	$11.71	$6.55		N/A
Vesting Period	5 years	5 years	3 years		3 years
Vesting Terms	20%	20%	25	%(1)	25	%(1)
Expired Period	10 years	10 years	10 years		N/A
Grant date fair value per option/restricted share	$25.72	$8.27	$5.02		$6.55

(1)	Vesting occurs on the following schedule: (a) 25% on the grant date and (b) 25% on each anniversary of the grant date

As of December 31, 2010, the total compensation cost related to stock options and restricted shares not yet recognized were RMB5.3 million (US$0.8 million) and RMB2.7 million (US$0.4 million), respectively, which are expected to be recognized over a weighted-average period of 2 years and 2 years, respectively.

Total compensation cost for share-based payment arrangement recognized for the years ended December 31, 2008, 2009 and 2010 were RMB3.1 million, RMB6.2 million and RMB5.5 million (US$0.8 million), respectively.

C.	Board practices

See information provided in response to Item 6.A. above as to the current directors and the expiration of current director terms.

Board of Directors and Board Committees

Our board of directors consists of nine members. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2012 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2013 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2011 and every three years thereafter.

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

As of December 31, 2010, we had 740 employees, all of whom were based in China. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement. As of December 31, 2010, 2009 and 2008, we had 740, 671 and 601 employees, respectively.

	December 31, 2008	December 31, 2009	December 31, 2010
Total	601	671	740
General & Administrative	82	89	88
Sales & Marketing	117	132	75
Research & Development	130	150	160
Software Development & Services	272	300	417

E.	Share ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares and options as of the date of this annual report, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 4,265,826 ordinary shares, which includes 3,977,221 ordinary shares currently outstanding and 288,605 options to purchase ordinary shares which have vested or will vest within 60 days. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)

Adam Yan (3)	544,704	12.77%
Dehong Yang (4)	20,000	*
Deliang Tong (5)	179,947	4.22%
Qicheng Yang (6)	47,223	1.11%
Hongjun Zou (7)	171,520	4.02%
Ping Yu (8)	13,000	*
Johnson Li (9)	151,891	3.56%
Ming Zhu (10)	7,500	*
Dong Cheng, Ph.D. (11)	18,600	*
Dennis O. Laing (10)	7,500	*
Brian Lin (12)	9,000	*
John Dai (12)	9,000	*
Directors and executive officers as a group (12 people) (13)	1,179,885	27.66%

* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying currently exercisable options held by such person.
(3)	Includes 2,500 vested restricted shares, currently exercisable options to purchase 6,172 ordinary shares and 152,604 ordinary shares held by eFuture Inc., whose beneficial owner is Adam Yan.
(4)	Includes 10,000 vested restricted shares.
(5)	Includes 3,000 vested restricted shares.
(6)	Includes 4,000 vested restricted shares and currently exercisable options to purchase 5,779 ordinary shares.
(7)	Includes 1,500 vested restricted shares and currently exercisable options to purchase 5,977 ordinary shares.
(8)	Includes 5,000 vested restricted shares and currently exercisable options to purchase 8,000 ordinary shares.
(9)	Includes currently exercisable options to purchase 19,080 ordinary shares.
(10)	Includes 7,500 vested restricted shares.
(11)	Includes 9,000 vested restricted shares and currently exercisable options to purchase 9,600 ordinary shares.
(12)	Includes 9,000 vested restricted shares.
(13)	Includes 68,000 vested restricted shares and currently exercisable options to purchase 54,608 ordinary shares.

Share Incentive Plan

As of December 31, 2010, we had three share incentive plans in effect. 62,499 shares were reserved under our 2001 Share Incentive Plan, 131,675 shares were reserved under our 2005 Share Incentive Plan and 332,000 shares were reserved under our 2009 Share Incentive Plan. The following table displays the number of shares outstanding under each plan that have been granted and the number remaining under each plan as of the date of filing.

	2001 Share Incentive Plan	2005 Share Incentive Plan	2009 Share Incentive Plan
Shares Granted under Plan (1)	52,525	110,475	303,250
Remaining Shares Available under Plan (2)	9,974	21,200	28,750
Total	62,499	131,675	332,000

(1)           Includes only those shares (including those underlying warrants or options) that were granted and remain outstanding as of the date of filing. Does not include shares (including those underlying warrants or options) that were granted and subsequently reverted back to the incentive plan upon forfeiture or expiration.
(2)           Includes shares (including those underlying warrants or options) that were granted and subsequently reverted back to the incentive plan upon forfeiture or expiration.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares and options as of the date of this annual report, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 4,265,826 ordinary shares, which includes 3,977,221 ordinary shares currently outstanding and 288,605 options to purchase ordinary shares which have vested or will vest within 60 days. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)

Adam Yan (3)	544,704	12.77%
Unitrust	397,175	9.31%
Hudson Bay Fund, LP	214,489	5.03%
Hudson Bay Overseas Fund Ltd.	257,772	6.04%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such person.
(3)	Includes 2,500 vested restricted shares, currently exercisable options to purchase 6,172 ordinary shares and 152,604 ordinary shares held by eFuture Inc., whose beneficial owner is Adam Yan.

B.	Related party transactions

On March 15, 2010, the Company acquired 15% of the equity interest of cFuture, and cFuture became a related party of the Company. For the period from March 15, 2010 to December 31, 2010, eService purchased from cFuture was RMB367,000 (US$55,606), and the implementation service fee revenue derived from cFuture was RMB35,460 (US$5,373).

The senior Vice President of the Company, Hongjun Zou, is the Chief Executive Officer of cFuture. The Company paid his salary and statutory social welfare on behalf of cFuture of RMB137,939 and RMB150,000 (US$22,727) for the years ended December 31, 2009 and 2010, respectively.

In March 2010, the Company acquired 15% equity interests in aggreage of cFuture from Peter Jiang (the CEO of Biaoshang), Chuangyeqiankun (Beijing) Investments Limited and Weiquan Ren (the director of the Company) with total cash consideration of RMB240,000 (US$36,364).

On September 23, 2010, the Company signed a Share Purchase Agreement (“September Agreement”) to sell 337,685 ordinary shares to 13 purchasers. The price of the shares is equal to US$5.37 per share, the average closing price of the Company’s ordinary shares for the 20 consecutive trading days ending on, and including, September 23, 2010. 152,604 of the shares was purchased by eFuture Inc., a Cayman Islands holding company controlled by the Company’s chairman and Chief Executive Officer, Adam Yan. 78,212 and 36,320 of the shares were sold to a board member (other than independent directors) and executive management of the Company, respectively.

C.	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

The consolidated financial statements of eFuture Information Technology Inc. are included at the end of this annual report, beginning with page F-1.

Item 9.	The Offer and Listing

A.	Offer and listing details

The following table sets forth the high and low market prices for (i) the Company’s most recent five fiscal years, (ii) the quarterly periods for the Company’s last two fiscal years and the first two quarters of 2011, and (iii) the most recent six months on a monthly basis.

Full Financial Years	Low	High

January 1, 2010 – December 31, 2010	$4.35	$7.39
January 1, 2009 – December 31, 2009	$4.71	$13.84
January 1, 2008 – December 31, 2008	$2.51	$19.44
January 1, 2007 – December 31, 2007	$14.70	$37.26
January 1, 2006 – December 31, 2006	$10.52	$48.64

Fiscal Quarters	Low	High

April 1, 2011 – June 23, 2011	$3.32	$5.68
January 1, 2011 – March 31, 2011	$4.75	$6.46
October 1, 2010 – December 31, 2010	$5.20	$7.39
July 1, 2010 – September 30, 2010	$4.45	$6.05
April 1, 2010 – June 30, 2010	$4.35	$6.57
January 1, 2010 – March 31, 2010	$5.25	$6.92
October 1, 2009 – December 31, 2009	$6.26	$10.05
July 1, 2009 – September 30, 2009	$7.50	$11.28
April 1, 2009 – June 30, 2009	$5.45	$13.84
January 1, 2009 – March 31, 2009	$4.71	$7.48

Monthly	Low	High

June 2011 (through June 23, 2011)	$3.32	$4.33
May 2011	$4.34	$5.06
April 2011	$4.30	$5.84
March 2011	$5.36	$6.23
February 2011	$4.75	$6.46
January 2011	$4.91	$5.86

B.	Plan of distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “EFUT.”

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

Item 10.	Additional Information

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

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
Foreign Exchange Risk
Virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Any significant revaluation of RMB against the U.S. dollar may materially affect our revenues, earnings and financial position in U.S. dollars. The RMB appreciated by 6.47% against the U.S. dollar in 2008 and the exchange rate between the RMB and the U.S. dollar was relatively stable in 2009 and 2010. If the Renminbi continuously appreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will be subject to change. See “Risk Factors — Fluctuation of the Renminbi could materially affect our financial condition and results of operations.”

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 5.9%, negative 0.7% and 3.3% in 2008, 2009 and 2010, respectively. The Chinese government may introduce measures in the future intended to reduce the inflation rate in China.  We cannot assure you that these measures will not have a significant impact on our business.  Any such measures may not be successful or immediately effective in reducing or slowing the increase in China’s inflation rate.  Sustained or increased inflation in China may have an impact on China’s economy and our customers, which may adversely affect our business and financial results.

Taxation
The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiary and VIEs in the PRC. Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands and BVI withholding tax will be imposed.

According to the PRC Corporate Income Tax Law, or the CIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the CIT Law, foreign-invested enterprises and domestic enterprises are subject to corporate income tax, at a uniform rate of 25%. The CIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rates according to then effective tax laws and regulations will gradually transition to the uniform 25% CIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the CIT Law if they qualify as “high and new technology enterprises strongly supported by the state,” subject to certain general factors described in the CIT Law and the related regulations.

In December 2008, our subsidiary eFuture Beijing was designated as “High and New Technology Enterprises” under the CIT Law, which entitles it to a preferential enterprise income tax rate of 15% from 2008 to 2010. Biaoshang and Wangku were subject to a 25% tax rate in 2008, 2009 and 2010, respectively.

The CIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC CIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2010, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of the effectiveness of such disclosure controls and procedures and internal control over financial reporting to future periods are subject to the risk that such procedures and controls may become inadequate because of changes in conditions, or that the degree of compliance with such policies and procedures may deteriorate.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 (b) under the Securities Exchange Act, our management has carried out an evaluation, with the participation of an external consultant and under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the period covered by this report.

Based upon that evaluation, our management has concluded that as of December 31, 2010, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the framework set forth in the report entitled “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring. Based on that evaluation, management concluded that these controls were not effective at December 31, 2010, based on the following internal control matters that constitute material weaknesses:

1.
We did not maintain sufficient control over the financial reporting processes due to an insufficient complement of internal personnel with a level of accounting knowledge, experience and training in the application of US GAAP to ensure that the financial statements were prepared in compliance with US GAAP and SEC requirements. As a result, we did not adequately review accounting policies and US GAAP adjustments and disclosures relating to revenue recognition, discontinued operations and goodwill.

2.
We did not maintain sufficient internal controls over the monthly and year end closing process to ensure that standard and non-standard transactions were accurately recorded. Furthermore, controls in place were insufficient to ensure that adequate identification, review, and approval of journal entries was performed and documented.

Despite the issues above, the Company’s management believes that the consolidated financial statements included in the Annual Report on Form 20-F fairly state, in all material respects, our financial condition, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles in the United States of America.

Remediation of Material Weaknesses

To remediate the material weaknesses described above in “Management’s Report on Internal Control over Financial Reporting,” we have implemented or plan to implement the measures described below, and will continue to evaluate and may in the future implement additional measures.

We have planned remediation measures of hiring and training of personnel which are intended to generally address these material weaknesses by ensuring that we will have sufficient personnel with knowledge, experience and training in the application of US GAAP commensurate with our financial reporting requirements. These measures include the following:

1.           We have already hired certain personnel in 2011 with relevant accounting experience, skills and knowledge to monitor the preparation of financial statements under the requirements of US GAAP and financial reporting disclosure under the requirement of SEC rules;

2.           We are training up our staff internally regarding relevant accounting knowledge in preparation of financial statements;

3.           We are continuing to establish a formalized documented set of internal audit processes to ensure that adequate and proper supervisory review is in place that the significant internal control deficiencies can be detected or prevented.

We believe that we are taking the steps necessary for remediation of the material weaknesses identified above, and we will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.

Changes in Internal Controls over Financial Reporting

Other than the remediation measures described above, there were no changes in our internal controls over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Brian Lin qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market standards. Mr. Lin is not deemed to be an “expert” for any purpose, including for purposes of section 11 of the Securities Act of 1933, as a result of being designated as an audit committee financial expert, and this designation does not impose on Mr. Lin any duties, obliations or liability that are greater than those imposed on him as a member of the Audit Committee and Board of Directors in the absence of that designation.

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

Audit Fees

For the year ended December 31, 2009, we incurred in the aggregate amounts of $234,870 for the annual audit of our financial statements, which was billed by JBPB & Co. (formerly known as Grant Thornton Hong Kong). For the year ended December 31, 2010, we incurred in the aggregate amounts of $169,000 and $9,000 for the annual audit of our financial statements and the quarterly review of our financial information, which was billed or expected to be billed by Grant Thornton China and JBPB & Co., respectively.

We incurred fees in the aggregate amounts of $12,000 for the consent letter on Share Purchase Agreement in July 2010, which was billed by JBPB & Co..

Audit Related Fees

There were no audit related fees incurred for fiscal years 2009 and 2010.

Tax and All Other Fees

We did not pay JBPB & Co. and Grant Thornton China any fees for tax or other services for fiscal years 2009 and 2010, respectively.

 Pre-Approval Policies

Our Audit Committee has the sole authority to approve all audit engagement fees and terms, and the Audit Committee, or as member of the Audit Committee, must pre-approve any audit and non-audit service provided to the Company by the Company’s independent auditor. Our Audit Committee approved all of the services provided by Grant Thornton China and JBPB & Co. for fiscal year 2010 and 2009, respectively.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant.

The Registrant’s independent registered public accounting firm, Grant Thornton Hong Kong announced in November 2010 that it would be merging its assurance and tax businesses with BDO and practice in the name of BDO Limited. As a consequence of this merger, the Grant Thornton Hong Kong entity changed its name to JBPB & Co. (“JBPB”) on December 10, 2010 and ceased trading. In order to continue to engage a Grant Thornton member firm as the Registrant’s independent registered public accounting firm, the Audit Committee of the Registrant’s Board of Directors approved the replacement of JBPB with Grant Thornton China (and related dismissals and appointments), effective December 16, 2010.

JBPB’s reports on the financial statements of the Registrant as of and for the fiscal years ended December 31, 2009 and 2008 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2009 and 2008 and through December 16, 2010, there were no disagreements with JBPB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to JBPB’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such periods. During the fiscal years ended December 31, 2009 and 2008 and through December 16, 2010, there were no reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K.

Prior to engaging Grant Thornton China, the Registrant did not have any discussions with Grant Thornton China with respect to any of (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Registrant’s financial statements; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or an event of the type described in Item 304(a)(1)(v) of Regulation S-K.

The Registrant provided JBPB with a copy of the foregoing disclosure and requested JBPB to furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the statements made therein. A copy of the letter, dated June 27, 2011, furnished by JBPB, is filed as Exhibit 15.1 to this Form 20-F.

Item 16G.	Corporate Governance.

Our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market.

PART III
Item 17.	Financial Statements

The consolidated financial statements of eFuture Information Technology Inc. are included at the end of this annual report, beginning with page F-1.

Item 18.	Financial Statements

The consolidated financial statements of eFuture Information Technology Inc. are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (1)
1.2	Amended and Restated Memorandum of Association of the Registrant (1)
1.3	Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (1)
2.1	Specimen Certificate for Ordinary shares (1)
4.1	Securities Purchase Agreement dated as of March 13, 2007 by and among the Company, Capital Ventures International (“CVI”), Hudson Bay Fund, LP (“HBF”) and Hudson Bay Overseas Fund, Ltd. (“HBOF”) (2)
4.2	Registration Rights Agreement, dated March 13, 2007 by and among the Company, CVI, HBF and HBOF (2)
4.3	Form of Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (2)
4.4	Form of Series A Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (2)
4.5	Form of Series B Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (2)
4.6	Acquisition of Beijing Wangku Hutong Information Technology Co., Ltd. (3)
4.7	Acquisition of Crownhead Holdings Ltd. and Royalstone System Integrated Co., Ltd (4)
8.1	Subsidiaries of the Registrant (5)
12.1	Section 302 Certification of Adam Yan (5)
12.2	Section 302 Certification of Sean Zheng (5)
13.1	Section 906 Certification of Adam Yan (5)
13.2	Section 906 Certification of Sean Zheng (5)
15.1	Letter from JBPB & Co. indicating agreement with disclosure in Item 16F (5)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 333-126007).
(2)	Incorporated by reference to the Registrant’s Current Report on Form 6-K (File No. 001-33113) filed with the SEC on March 15, 2007.
(3)	Incorporated by reference to the Registrant’s Current Report on Form 6-K (File No.) filed with the SEC on May 21, 2007 (File No. 011-33113).
(4)	Incorporated by reference to the Registrant’s Current Report on Form 6-K (File No.) filed with the SEC on August 15, 2007 (File No. 011-33113).
(5)	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 27th day of June, 2011.

EFUTURE INFORMATION TECHNOLOGY INC.

By:	/s/ Adam Yan
Name:	Adam Yan
Title:	Chairman and Chief Executive Officer

Date: June 27, 2011

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

eFuture Information Technology Inc.

We have audited the accompanying consolidated balance sheet of eFuture Information Technology Inc. (a Cayman Islands corporation) and subsidiaries (the "Company") as of December 31, 2010 and the related consolidated statement of operations, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eFuture Information Technology Inc. and subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON

Beijing, The People’s Republic of China
June 27, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

eFuture Information Technology Inc.

We have audited the accompanying consolidated balance sheets of eFuture Information Technology Inc. (a Cayman Islands corporation) and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2008 and December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eFuture Information Technology Inc. and subsidiaries as of December 31, 2009, and the results of its operations and their cash flows for the years ended December 31, 2008 and December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ JBPB & Co. (formerly known as GRANT THORNTON)

Hong Kong
June 29, 2010

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2010

		Chinese Yuan (Renminbi)		U.S. Dollars
		December 31,		December 31,
	Note	2009	2010	2010
ASSETS
Current assets
Cash and cash equivalents		¥57,441,322	¥73,250,856	$11,098,615
Trade receivables, net of allowance for doubtful accounts of ¥2,088,870 and ¥2,987,733($452,687), respectively	4	14,369,702	14,577,251	2,208,674
Refundable value added tax		2,600,299	2,655,666	402,374
Advances to employees		1,612,691	2,469,570	374,177
Advances to suppliers		136,760	2,050,911	310,744
Other receivables due from previously consolidated entities	3	3,140,000	3,095,000	468,939
Other receivables		2,799,773	2,361,686	357,831
Prepaid expenses		1,402,237	670,619	101,610
Inventory and work in process, net of inventory provision of ¥1,103,382 and ¥3,138,266($475,495), respectively	5	5,509,042	15,625,686	2,367,528
Current assets of discontinued operations	3	2,680,711	1,593,013	241,366
Total current assets		91,692,537	118,350,258	17,931,858
Non-current assets
Long-term investments, at cost		654,192	240,000	36,364
Deferred loan costs		836,337	471,808	71,486
Property and equipment, net of accumulated depreciation of ¥3,172,949 and ¥4,641,786($703,301), respectively	6	3,704,546	4,617,831	699,671
Intangible assets, net of accumulated amortization of ¥50,089,962 and ¥54,687,822($8,286,034), respectively	7	39,298,471	24,264,471	3,676,434
Goodwill	7	80,625,667	80,625,667	12,216,010
Non-current assets of discontinued operations	3	14,935,868	13,262,120	2,009,412
Total non-current assets		140,055,081	123,481,897	18,709,377
Total assets		¥231,747,618	¥241,832,155	$36,641,235

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2010 (CONTINUED)

		Chinese Yuan (Renminbi)		U.S. Dollars
		December 31,		December 31,
	Note	2009	2010	2010
LIABILITIES AND EQUITY
Current liabilities
Trade payables		¥8,933,266	¥6,763,668	$1,024,798
Other payables	8	11,026,164	11,236,527	1,702,504
Accrued expenses	9	9,757,241	16,000,966	2,424,389
Taxes payable		7,093,662	6,508,039	986,067
Advances from customers		16,984,681	42,688,878	6,468,012
Royalstone acquisition obligation		6,420,168	-	-
Proadvancer System acquisition obligation		29,973,448	-	-
bFuture acquisition obligation		392,877	-	-
Deferred tax liabilities, current portion	15	1,389,121	995,104	150,773
Liabilities of discontinued operations	3	17,441,555	18,182,475	2,754,920
Total current liabilities		109,412,183	102,375,657	15,511,463
Long-term liabilities
3%-10% ¥6,825,900 and ¥6,600,000 ($1,000,000) convertible notes payable, net of ¥6,789,061 and ¥6,552,850 ($992,856) of unamortized discount, respectively	16	36,839	47,150	7,144
Derivative liabilities	16	3,824,552	354,420	53,700
Deferred tax liabilities	15	4,109,092	2,733,107	414,107
Total long-term liabilities		7,970,483	3,134,677	474,951

Commitments and contingencies	18

Equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,368,424 shares and 3,599,536 shares issued and outstanding, respectively	10	2,042,384	2,161,766	327,540
Additional paid-in capital	10	179,821,900	220,293,916	33,377,866
Statutory reserves		3,084,020	3,084,020	467,276
Accumulated deficits		(68,687,892)	(86,011,313)	(13,032,017)
Total eFuture Information Technology Inc. Shareholders' Equity		116,260,412	139,528,389	21,140,665
Non-controlling interest	12	(1,895,460)	(3,206,568)	(485,844)
Total equity		114,364,952	136,321,821	20,654,821
Total liabilities and equity		¥231,747,618	¥241,832,155	$$36,641,235

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

		Chinese Yuan (Renminbi)			U.S. Dollars
					For the
					Year Ended
		For the Years Ended December 31,			December 31,
	Note	2008	2009	2010	2010
Revenues
Software revenue		¥66,215,769	¥54,187,769	¥63,887,988	$9,679,998
Hardware revenue		26,655,967	21,518,084	35,805,127	5,425,019
Service fee revenue		36,674,919	33,130,034	52,209,569	7,910,541
Total Revenues		129,546,655	108,835,887	151,902,684	23,015,558

Cost of revenues
Cost of software revenue		(22,928,605)	(13,805,682)	(11,952,426)	(1,810,974)
Cost of hardware revenue		(21,989,087)	(17,294,931)	(31,282,457)	(4,739,766)
Cost of service fee revenue		(19,147,040)	(22,067,175)	(30,748,994)	(4,658,938)
Amortization of acquired technology		(12,918,134)	(11,513,910)	(10,353,492)	(1,568,711)
Amortization of software costs		(3,632,744)	(4,280,233)	(4,734,364)	(717,328)
Impairment loss of intangible assets subject to amortization	7	(2,143,290)	-	(2,401,502)	(363,864)
Total Cost of Revenues		(82,758,900)	(68,961,931)	(91,473,235)	(13,859,581)

Gross Profit		46,787,755	39,873,956	60,429,449	9,155,977

Operating Expenses
Research and development expenses		(6,512,776)	(3,165,788)	(8,152,923)	(1,235,291)
General and administrative expenses		(29,285,165)	(33,620,855)	(39,253,368)	(5,947,480)
Selling and distribution expenses		(17,872,517)	(27,519,934)	(34,755,979)	(5,266,057)
Total Operating Expenses		(53,670,458)	(64,306,577)	(82,162,270)	(12,448,828)

Loss from operations		(6,882,703)	(24,432,621)	(21,732,821)	(3,292,851)

Other income (expenses)
Interest income		1,414,816	589,508	588,600	89,182
Interest expenses		(1,097,565)	(450,817)	(636,050)	(96,371)
Interest expenses - amortization of discount on convertible notes payable		(33,212)	(13,316)	(13,712)	(2,078)
Interest expenses - amortization of deferred loan costs		(978,204)	(350,996)	(369,516)	(55,987)
Finance cost - exchange warrants	10	-	-	(1,443,888)	(218,771)
Loss on investments		(3,552,902)	-	(54,192)	(8,211)
Gains on derivative liabilities	16	33,122,465	1,290,329	3,429,479	519,618
Loss on extinguishment of convertible notes	16	(22,529,233)	-	-	-
Foreign currency exchange gain (loss)		368,127	(133,087)	(530,939)	(80,446)
Loss from continuing operations before income tax		(168,411)	(23,501,000)	(20,763,039)	(3,145,915)
Less: Income tax expenses (benefit)	15	481,773	(1,513,216)	(1,770,001)	(268,182)
Loss from continuing operations		(650,184)	(21,987,784)	(18,993,038)	(2,877,733)
Less: Net profit (loss) attributable to the non-controlling interest	12	204,414	(2,099,874)	(1,606,146)	(243,355)
Net loss from continuing operations attributable to eFuture Information Technology Inc.		(854,598)	(19,887,910)	(17,386,892)	(2,634,378)
Discontinued operations
Gain (Loss) from discontinued operations (including gain on disposal of ¥3,427,236 ($519,279))	3	(3,294,544)	(5,260,675)	63,471	9,617
Less: Income tax expenses		328,970	116,912	-	-
Gain (Loss) from discontinued operations		(3,623,514)	(5,377,587)	63,471	9,617
Net loss		¥(4,478,112)	¥(25,265,497)	¥(17,323,421)	(2,624,761)
Earnings (Loss) per ordinary share	17
Basic		¥(1.39)	¥(7.51)	¥(4.53)	$(0.69)
- Continuing operations		(0.26)	(5.91)	(4.55)	(0.69)
- Discontinued operations		(1.13)	(1.60)	0.02	0.00
Diluted		¥(1.39)	¥(7.51)	¥(4.53)	$(0.69)
- Continuing operations		(0.26)	(5.91)	(4.55)	(0.69)
- Discontinued operations		(1.13)	(1.60)	0.02	0.00
Basic Weighted-average Shares Outstanding		3,214,466	3,362,986	3,822,386	3,822,386
Fully-Diluted Weighted-average Shares Outstanding		3,214,466	3,396,881	3,831,803	3,831,803
See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Chinese Yuan (Renminbi)
	Ordinary Shares		Additional			Non-
	Shares	Amount	Paid-in Capital	Statutory Reserves	Accumulated Deficits	controlling Interest	Total
Balance as of January 1, 2008	2,924,702	¥1,811,589	¥137,261,443	¥3,084,020	¥(38,944,283)	¥-	¥103,212,769
Conversion of convertible notes	210,526	108,518	14,834,371	-	-	-	14,942,889
Issuance of ordinary shares in Health Field acquisition	6,184	3,192	590,808	-	-	-	594,000
Issuance of ordinary shares in Royalstone acquisition	66,035	34,158	6,382,812	-	-	-	6,416,970
Issuance of ordinary shares in Proadvancer acquisition	83,944	43,357	7,255,788	-	-	-	7,299,145
Warrants exercised	70,850	38,382	3,619,526	-	-	-	3,657,908
Compensation expenses for options granted to employees	-	-	3,109,903	-	-	-	3,109,903
Net loss	-	-	-	-	(4,478,112)	204,414	(4,273,698)
Balance as of December 31, 2008	3,362,241	¥2,039,196	¥173,054,651	¥3,084,020	¥(43,422,395)	¥204,414	¥134,959,886
Issuance of ordinary shares in Health Field acquisition	6,183	3,188	591,195	-	-	-	594,383
Compensation expenses for options granted to employees	-	-	4,464,698	-	-	-	4,464,698
Compensation expenses for restricted shares awarded to directors and senior managements	-	-	1,711,356	-	-	-	1,711,356
Net loss	-	-	-	-	(25,265,497)	(2,099,874)	(27,365,371)
Balance as of December 31, 2009	3,368,424	¥2,042,384	¥179,821,900	¥3,084,020	¥(68,687,892)	¥(1,895,460)	¥114,364,952
Issuance of ordinary shares in Royalstone acquisition	60,405	31,202	6,395,268	-	-	-	6,426,470
Issuance of ordinary shares in Proadvancer acquisition	169,584	87,600	14,912,400	-	-	-	15,000,000
Issuance of ordinary shares to certain managements	-	-	12,158,096	-	-	-	12,158,096
Issuance of ordinary shares to warrants holders	-	-	1,443,888	-	-	-	1,443,888
Exercise of options by employees	1,123	580	35,489	-	-	-	36,069
Compensation expenses for options granted to employees	-	-	3,930,160	-	-	-	3,930,160
Compensation expenses for restricted shares awarded to directors and senior managements	-	-	1,596,715	-	-	-	1,596,715
Disposal of Biaoshang	-	-	-	-	-	295,038	295,038
Net loss	-	-	-	-	(17,323,421)	(1,606,146)	(18,929,567)
Balance as of December 31, 2010	3,599,536	¥2,161,766	¥220,293,916	¥3,084,020	¥(86,011,313)	¥(3,206,568)	¥136,321,821

	U.S. Dollars
	Ordinary Shares		Additional			Non-
	Shares	Amount	Paid-in Capital	Statutory Reserves	Accumulated Deficits	controlling Interest	Total
Balance as of January 1, 2010	3,368,424	$309,451	$27,245,741	$467,276	$(10,407,256)	$(287,191)	$17,328,021
Issuance of ordinary shares in Royalstone acquisition	60,405	4,728	968,980	-	-	-	973,708
Issuance of ordinary shares in Proadvancer acquisition	169,584	13,273	2,259,455	-	-	-	2,272,728
Issuance of ordinary shares to certain managements	-	-	1,842,136	-	-	-	1,842,136
Issuance of ordinary shares to warrants holders	-	-	218,771	-	-	-	218,771
Exercise of options by employees	1,123	88	5,377	-	-	-	5,465
Compensation expenses for options granted to employees	-	-	595,479	-	-	-	595,479
Compensation expenses for restricted shares awarded to directors and senior managements	-	-	241,927	-	-	-	241,927
Disposal of Biaoshang	-	-	-	-	-	44,702	44,702
Net loss	-	-	-	-	(2,624,761)	(243,355)	(2,868,116)
Balance as of December 31, 2010	3,599,536	$327,540	$33,377,866	$467,276	$(13,032,017)	$(485,844)	$20,654,821

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2008	2009	2010	2010
Cash flows from operating activities:
Net loss attributable to eFuture Information Technology Inc.	¥(4,478,112)	¥(25,265,497)	¥(17,323,421)	$(2,624,761)
Adjustments to reconcile net loss attributable to eFuture Information Technology Inc. to net cash flows provided by operating activities:
Depreciation of property and equipment	891,183	1,371,421	2,009,702	304,500
Amortization of intangible assets	16,940,774	16,263,531	15,408,168	2,334,571
Impairment of goodwill	-	762,000	-	-
Impairment of intangible assets	2,143,290	-	2,401,502	363,864
Amortization of discount on convertible notes payable	33,212	13,316	13,712	2,078
Amortization of deferred loan costs	978,204	350,996	369,516	55,987
Gains on derivative liabilities	(33,122,465)	(1,290,329)	(3,429,479)	(519,618)
Loss on extinguishment of convertible notes	22,529,233	-	-	-
Finance cost - exchange warrants	-	-	1,443,888	218,771
Investment (income) loss	3,552,902	-	(3,373,044)	(511,067)
Loss on disposal of property and equipment	385,995	49,900	48,832	7,399
Allowance for doubtful accounts	2,340,706	4,044,232	5,482,636	830,702
Provision for loss in inventory and work in process	1,449,542	1,103,382	3,138,266	475,495
Compensation expenses for options granted to employees	3,109,903	4,464,698	3,930,160	595,479
Compensation expenses for restricted shares awarded to directors and senior management	-	1,711,356	1,596,715	241,927
Deferred income taxes	481,773	(1,513,216)	(1,770,001)	(268,182)
Foreign exchange gain (loss)	(2,222,995)	(134,451)	295,552	44,781
Non-controlling interest	204,414	(2,099,874)	(1,606,146)	(243,355)
Changes in assets and liabilities:
Trade receivables	(2,526,441)	2,898,851	(3,357,770)	(508,753)
Refundable value added tax	935,333	155,403	(55,367)	(8,389)
Deposits	156,695	-	-	-
Advances to employees	370,994	1,593,262	(1,886,714)	(285,866)
Advances to suppliers	991,888	(98,852)	(1,939,238)	(293,824)
Other receivables	136,565	(3,077,188)	(321,291)	(48,680)
Prepaid expenses	305,014	(744,422)	757,414	114,756
Inventory and work in process	1,421,159	(3,771,348)	(13,226,638)	(2,004,036)
Trade payables	1,230,861	3,434,690	(2,108,399)	(319,454)
Other payables	7,269,063	4,770,671	2,533,262	383,828
Accrued expenses	2,360,449	3,184,765	6,094,865	923,464
Accrued interest	(278,420)	-	-	-
Taxes payable	(1,084,826)	(948,478)	(677,294)	(102,620)
Advances from customers	4,542,952	3,346,161	26,218,042	3,972,431
Net cash provided by operating activities	¥31,048,845	¥10,574,980	¥20,667,430	$3,131,428

Cash flows from investing activities:
Purchases of property and equipment	(1,618,331)	(3,024,457)	(2,835,284)	(429,588)
Payments for intangible assets	(2,930,247)	(9,226,066)	(2,455,360)	(372,024)
Long-term investment	-	-	(240,000)	(36,364)
Acquisition of Proadvancer	(7,541,483)	-	(15,000,000)	(2,272,727)
Acquisition of Healthy Field	(2,112,000)	-	-	-
Acquisition of Royalstone	(13,401,955)	-	-	-
Acquisition of Wangku	(5,222,809)	-	-	-
Disposal of investments	-	-	2,633,092	398,953
Net cash used in investing activities	¥(32,826,825)	¥(12,250,523)	¥(17,897,552)	$(2,711,750)

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010 (CONTINUED)

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2008	2009	2010	2010
Cash flows from financing activities:
Issuance of ordinary shares for cash, net of offering costs paid	¥-	¥-	¥12,158,095	$1,842,136
Proceeds from exercise of warrants	3,657,908	-	-	-
Proceeds from exercise of options	-	-	36,068	5,465
Payment of make-whole obligation	(8,054,079)	-	-	-
Net cash provided by (used in) financing activities	¥(4,396,171)	¥-	¥12,194,163	$1,847,601
Effect of exchange rate changes on cash and cash equivalents	(265,463)	2,685	(311,739)	(47,233)
Net increase (decrease) in cash and cash equivalents	(6,439,614)	(1,672,858)	14,652,302	2,220,046
Cash and cash equivalents at beginning of year	67,227,348	60,787,734	59,114,876	8,956,799
Cash and cash equivalents at end of year	¥60,787,734	¥59,114,876	¥73,767,178	$11,176,845

Supplemental cash flow information
Interest paid	¥1,525,200	¥450,826	¥660,000	$100,000
Income tax paid	¥-	¥-	¥230,961	$34,994

Non-cash Investing and Financing Activities
Acquiring assets by assuming payment obligation	¥36,813,365	¥-	¥-	$-
Conversion of convertible notes	¥27,273,200	¥-	¥-	$-
Issuance of ordinary shares in Health Field acquisition	¥594,000	¥594,383	¥-	$-
Issuance of ordinary shares in Royalstone acquisition	¥6,416,970	¥-	¥6,426,470	$973,708
Issuance of ordinary shares in Proadvancer acquisition	¥7,299,145	¥-	¥15,000,000	$2,272,727

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization
eFuture Information Technology Inc. (the “Company”) is a Cayman Islands Corporation. Its wholly owned subsidiary eFuture (Beijing) Tornado Information Technology Inc. is located in Beijing, the People’s Republic of China (the “PRC”). In August 2007, eFuture (Beijing) Tornado Information Technology Inc. was renamed as eFuture (Beijing) Royalstone Information Technology Inc. (“eFuture Beijing”). As of December 31, 2009, the Company effectively controlled two variable interest entities (“VIEs”), the details of which are as follows (see note 13):

•	Beijing Wangku Hutong Information Technology Co., Ltd. (“Wangku”), 51% variable interest acquired on May 14, 2008, and

•	Beijing Fuji Biaoshang Information Technology Co., Ltd. (“Biaoshang”), 51% variable interest acquired on October 24, 2007.

On July 16, 2010 and March 13, 2011, the Company disposed all its equity interest in Biaoshang and Wangku, respectively. For the year ended December 31, 2010, the operating results of Biaoshang and Wangku were reported as discontinued operations in the consolidated statements of operations (see note 3).

The Company, its subsidiary and VIEs are collectively referred to as the “Group”.

Nature of Operations
The Group is mainly engaged in developing and selling Enterprise Resource Planning (ERP) software and providing ONE-STOP solutions for distribution, retail and logistics businesses focused on the supply chain front market for manufacturers, retailers, distributors and third party logistics, and in providing the related system integration service and technical training services. Systems integration services involve system design and system implementation through the application of the software as well as ongoing technical supporting services. Revenues are generated solely from sales to customers in China.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below. Certain comparative figures have been reclassified to conform to the latest fiscal year presentation.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Principles of Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiary and VIEs for which the Company is the primary beneficiary. All significant transactions and balances among the Company, its subsidiary and VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company applies guidance that requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Accounting Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

Foreign Currency Translation
The Group’s reporting and functional currency is the Renminbi (“RMB”), the official currency in the PRC. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the applicable balance sheet dates. All such exchange gains or losses are included in exchange gain (loss) in the consolidated statements of operations. Non-monetary assets denominated in foreign currencies have been remeasured at historical rates.

Convenience Translation
The consolidated financial statements as of and for the year ended December 31, 2010 have been translated into United States dollars (“US$” or “$”) solely for the convenience of the reader. Translations of amounts from RMB into US$ have been calculated at the exchange rate of RMB6.6000 per US$1.00, as published on the website of the Federal Reserve Bank of New York as at December 31, 2010. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted, realized or settled into U.S. dollars at that rate on December 31, 2010, or at any other rate.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Fair Values of Financial Instruments
The Group records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, trade receivables, other receivables, advances to suppliers, refundable value added tax, advances to employees, trade payables, taxes payable, other payables, accrued liabilities, advances from customers and acquisition obligations approximates fair value due to their immediate or short-term nature.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash on hand and demand deposits with original maturities of no more than three months. As of December 31, 2010 and 2009, RMB73.3 million (US$11.1 million) and RMB57.4 million of the Group’s cash and cash equivalents were maintained in non-US banks or financial institutions, which are not protected by FDIC insurance or other insurance.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Trade and Other receivables, net
Trade receivables, net are stated at the amount management expects to collect from outstanding balances. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. The Group maintains an allowance for potentially uncollectible trade receivables based on its assessment of the collectability of trade receivables. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s past payment history, its current credit-worthiness and current economic trends.

The trade receivables due from an individual customer as of December 31, 2010 was RMB4.5 million (US$0.7 million), which contributed to 25.9% of total trade receivables.

Other receivables consist of miscellaneous items arising from transactions with non-trade customers.

The Group writes off receivables when they are deemed uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Inventory and Work in Process
Inventory is comprised of purchased hardware and software available for resale and other consumable materials. Inventory is stated at the lower of cost or net realizable value. Labor and overhead costs are allocated to each contract based on actual labor hours incurred. Work in process consists of labor and overhead costs and outsourced service fees incurred on services contracts that have not been completed.

Provisions are made for excess, slow moving and obsolete purchased hardware and software held for resale, as well as for inventories and work in process with carrying values in excess of net realizable value.

Deferred Offering Costs
The Group capitalizes direct and incremental costs associated with the acquisition of equity financing, which will be netted against the actual equity proceeds. If the equity offering is abandoned, the deferred offering costs will be charged to expense.

Long-term Investments
The Group accounts for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. For equity investments over which the Group does not have significant influence, cost method accounting is used. The fair value of the long-term investments will not be estimated unless an impairment indicator is present.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

Motor vehicles	5 Years
Leasehold improvements	shorter of 3 Years or Lease Term
Office equipment	4 Years
Communication equipment	4 Years
Software	4 Years

The cost of maintenance and repairs is charged to expense as incurred and major improvements are capitalized. Gains or losses on sales or retirements are included in the operation results in the year of disposition.

Intangible Assets - Computer Software Costs and Research and Development
The Group charges all development costs to research and development expenses which include salaries, contractor fees, utilities, administrative expenses and other allocated expenses until technological feasibility has been established. Technological feasibility is established when a detail program design or working model is completed. After reaching technological feasibility, additional software costs are capitalized until the software is available for general release to customers. The capitalized software development expenditures is subject to amortization on a straight-line basis over its estimated useful lives, which is the shorter of four years or the estimated period of realization of revenue from the related software. The subsequent expenditure in connection with major upgrade for the developed intangible assets is capitalized as incurred.

Business Combination and Goodwill
The Group accounts for business combination using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and the liabilities that the Group acquires based on their estimated fair values. The Group makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities of the acquired business. In a business acquisition, any acquired intangible assets that do not meet separate recognition criteria are recognized as goodwill.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

No amortization is recorded for goodwill. The Group tests goodwill on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The impairment of goodwill is determined by estimating the fair value based upon the present value of future cash flows. In estimating the future cash flows, the Group takes into consideration the overall and industry economic conditions and trends, market risk of the Group and historical information.

Impairment of Long-lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. The Group may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If impairment exists, the impairment amount is recognized for the difference between the fair value of the asset and its carrying value.

Revenue Recognition
The Group recognizes revenue when (1) it has persuasive evidence of an arrangement, (2) delivery has occurred, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Delivery does not occur until products have been shipped or services have been rendered to the client and the client has signed a completion and acceptance report, risk of loss has transferred to the client, client acceptance provisions have lapsed, or the Group has objective evidence that the criteria specified in client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

The Group’s policy requires the customers to make payments before delivery has occurred or service has rendered. Such unearned amounts billed to customers are recorded as advances from customers in the Group’s consolidated financial statements, until the above criteria have been met.

Revenue from software and hardware sales represents the invoiced value of products sold, net of a value-added tax (“VAT”). All of the Group’s software and hardware that are sold in the PRC are subject to a Chinese VAT at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by VAT paid by the Group on externally purchased software and hardware from suppliers. The VAT amounts paid and available for offset are maintained in current liabilities.

In respect of revenues on self-developed software sales, a VAT refund at a rate of 14% of the gross sales price is approved by the Chinese local government. The VAT subjected to the refund is recorded as refundable value added tax in the Group’s consolidated financial statements.

The Group provides the following products and services: self-developed software, purchased software, purchased hardware, system design and integration, and professional services, including post contract maintenance, technical support, and eServices.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Software
The Group sells self-developed software and software purchased from other vendors.

For software sales, the Group recognizes revenues in accordance with ASC 985-605, Software Revenue Recognition. Revenue from perpetual (one-time charge) licensed software is recognized at the inception of the license term. Revenue from term (monthly license charge) arrangements is recognized on a subscription basis over the period that the customer is using the license. The Group does not provide any rights of return or warranties on its software.

For sales are considered multiple accounting units, the Group recognizes revenues in accordance with ASC subtopic 605-25 (“ASC 605-25”), Revenue recognition: Multiple-Element Arrangements. Revenues applicable to multiple-element fee arrangements are bifurcated among the elements such as software, hardware and post-contract service using vendor-specific objective evidence of fair value. Such evidence consists of pricing of multiple elements when those same elements are sold as separate products or arrangements. Software maintenance for the first year and initial training are included in the purchase price of the software. Initial training is provided at the time of installation and is recognized as income as part of the price of the software since it is minimal in value. Maintenance is valued based on the fee schedule used by the Group for providing the regular level of maintenance service as sold to customers when renewing their maintenance contracts on a stand alone basis.

Software revenues include VAT refund received from the Chinese local government on the sales of certain software. Such refund is granted to the Group as part of the PRC government’s policy to encourage software development in the PRC, and is recorded as a component of revenue when the relevant compliance requirements are met, there are no further obligations, and are not subject to future returns or reimbursements.

Hardware
Revenue from hardware sales is recognized when the product is shipped to the customer and there are no unfulfilled obligations that affect the customer’s final acceptance of the arrangement.

Services
Professional service
The Group provides system integration which involves the design and development of complex IT systems to the customer’s specifications. These services are provided on a fixed-price contract and the contract terms are generally short-term. Revenue is recognized on the completed contract method when delivery and acceptance is determined by a completion report signed by the customer.

The Group offers telephone and minimal on-site support to its customers. Revenue from maintenance services and technical support is recognized over the period of the agreement.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

eService
Biaoshang and Wangku provide eServices including business to business (“B2B”) service which helps link local and overseas suppliers to stores throughout China and help efficiently exchange new product supply and demand information between potential suppliers and retailers, and SaaS service which serves the retail distribution industry in China by bringing retailer’s suppliers onto a platform, allowing them to exchange business information, arrange payments online and access purchase orders, returns, payment status, inventory levels and analysis of sales data. Revenue is recognized over the period of the agreement.

Cost of Revenues
Costs associated with contracts are deferred and recognized as inventory and work in process until the services are rendered, the products and software are installed and delivered to and accepted by the customer. When the criteria for revenue recognition have been met, costs incurred are recognized as cost of revenues. Cost of revenues include labor costs, materials, overhead expenses, business taxes related to certain services revenues and other expenses associated with the development of IT systems to customers’ specifications, the cost of purchased hardware and software, and costs related to technical support services. Amortization of capitalized software costs and costs of acquired technology are included in the cost of revenues.

Advertising Costs
Advertising costs are expensed when incurred. Total advertising expense were RMB62,935, RMB133,247, and RMB136,500 (US$20,682) for the years ended December 31, 2008, 2009 and 2010, respectively.

Income Taxes
The Group recognizes deferred income taxes under the asset and liability method. Deferred income taxes are recognized for differences between the financial statement carrying amounts and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is recorded against deferred tax assets if management does not believe the Group has met the “more likely than not” standard imposed by ASC subtopic 740-10.

The Group adopted the provisions of ASC subtopic 740-10 (“ASC 740-10”), Income Taxes: Overall, on January 1, 2008. ASC 740-10 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group did not incur a cumulative effect adjustment upon adoption of ASC 740-10 nor did the standard have a material impact on the Group’s financial statements for the years ended December 31, 2008, 2009 and 2010.

In general, the PRC tax authorities have up to five years to conduct examinations of the Group’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2006-2010 remain open to examination by the respective taxing jurisdictions.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Statutory Reserves
eFuture Beijing, as a wholly foreign owned enterprise incorporated in the PRC, is required on an annual basis to make appropriations of net profits, after the recovery of accumulated deficit, to a general reserve fund and a staff bonus and welfare fund. These reserve funds are set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (the “PRC GAAP”). The percentage of the appropriation for general reserve fund is at least 10%, and the percentage of the appropriation for staff bonus and welfare fund is at the discretion of its boards of directors.

Wangku and Biaoshang, as domestic enterprises incorporated in the PRC, are required on an annual basis to make an appropriation of net profits, after the recovery of accumulated deficit, to a statutory reserve fund. The statutory reserve fund is set at the percentage of not lower than 10% of the after-tax profit determined in accordance with the PRC GAAP.

Once the level of the general reserve fund and the statutory reserve fund reach 50% of the registered capital of the underlying entities, further appropriations to these funds are discretionary. The Group’s statutory reserves can only be used for specific purposes of enterprises expansion and staff bonus and welfare, and are not distributable to the shareholders except in the event of liquidation. Appropriations to these funds are accounted for as transfers from retained earnings to the statutory reserves.

For the years ended December 31, 2008, 2009 and 2010, respectively, no appropriation was made to the above statutory reserves. As of December 31, 2009 and 2010, the amount comprising the general reserve fund were RMB2,056,013; the amount comprising the staff bonus and welfare fund were RMB1,028,007.

Dividends
Dividends are recorded when declared. No dividends were declared for the years ended December 31, 2008, 2009 and 2010, respectively.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC GAAP. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (see note 2, Statutory Reserves).

Convertible Debt and Embedded Derivatives
The Group applies ASC subtopic 470-20 (“ASC 470-20”), Debt with Conversion Options — Recognition. The Group identifies any embedded derivative instruments that may be contained within its convertible debt instruments in accordance with the provisions of ASC subtopic 815-10 (“ASC 815-10”), Derivatives and Hedging — Overall and records the fair value of such derivatives separately from the value of the host instrument. Changes in the fair value of the derivative instruments are recorded in the consolidated statements of operations for each reporting period. The fair value of the embedded derivative is bifurcated from the host contract at inception and is recorded as a discount to the face value of the convertible debt. The discount is amortized as additional finance cost over the period of the debt. Refer to note 16 for more detail.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Net Earnings (Loss) per share of Ordinary shares
Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive potential ordinary equivalents shares outstanding during the period. Potential ordinary shares equivalents consist of shares issuable upon the conversion of preferred stock, convertible notes, the exercise of stock options and warrants and restricted shares subject to cancellation.

Share-Based Compensation
The Company account for share-based compensation in accordance with ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. Under the provisions of ASC 718-10, share-based compensation cost is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (BSM) option-pricing model and is recognized as expense net of a forfeiture rate over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. Volatility is measured using historical daily price changes of ordinary shares over the respective expected life of the option. Expected option life is the number of years that the Company estimates, based on the vesting and contractual terms and employee demographics. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change. If any of the assumptions used in the BSM model change significantly, share-based compensation expenses may differ materially in the future from that recorded in the current period.

Recently Enacted Accounting Standards
In December 2009, the Financial Accounting Standards Board (the “FASB”) issued new accounting guidance which amends the Codification as a result of the FASB’s issuance of “Amendments to FASB Interpretation No. 46(R)” during June of 2009. This amendment requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This amendment eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, which was based on determining which enterprise absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both. This guidance requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. This amendment is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Group has adopted this new guidance as of the required effective date of January 1, 2010 and the adoptions did not have any significant impact on its consolidated balance sheets, statements of operations, or disclosures.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

In October 2009, the FASB issued Accounting Standards Update, or ASU, No. 2009-13, Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC 605-25, Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The Group did not expect that the adoption of ASU 2009-13 had a material impact on the consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-14, Certain Revenue Arrangements That Include Software Elements. ASU 2009-14 amends the scope of ASC sub-topic 985-605, Software: Revenue Recognition, to exclude all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. ASU 2009-14 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and shall be applied on a prospective basis. Early application is permitted as of the beginning of an entity’s fiscal year. The Group does not expect that the adoption of ASU 2009-14 will have a material impact on the conciliated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Group does not expect that the adoption of ASU 2010-06 will have a material impact on its consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-13, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades, which amends ASC 718, Compensation—Stock Compensation, to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. ASU No. 2010-13 is effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. The Group does not expect that the adoption of ASU No. 2010-13 will have a material impact on its consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations (Topic 805) - Disclosure of Supplementary Pro Forma Information for Business Combinations–a consensus of the FASB Emerging Issues Task Force (“ASU 2010-29”). ASU 2010-29 requires a public entity to disclose pro forma revenue and earnings for a business combination occurring in the current year as though the business combination occurred as of the beginning of the year or, if comparative statements are presented, pro forma amounts are required to be presented as though the business combination took places of the beginning of the comparative year. ASU 2010-29 also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The Group does not expect that the adoption of ASU No. 2010-29 will have a material impact on its consolidated financial statements.

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities’ fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820, Fair Value Measurement. This ASU also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. ASU No. 2011-04 is effective for interim and annual periods beginning on or after December 15, 2011. The Group is now assessing the impact on its financial condition or results of operations for adoption of this accounting pronouncement.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

NOTE 3. Disposition and Discontinued Operations

Disposal
On July 16, 2010, the Company sold its 51% ownership stake in Biaoshang to Mr. Peter Jiang, Biaoshang’s founder and Chief Executive Officer, for cash consideration of RMB3,468,000 (US$525,455). The Company will not have any continuing involvement in the operations of Biaoshang.

Discontinued Operation
On September 27, 2010, the Company decided to sell its 51% stake in Beijing Wangku Hutong Information Technology Co., Ltd. (“Wangku”). The transaction was completed on March 13, 2011.

The financial results of the discontinued operations for the years ended December 31, 2008, 2009 and 2010 were as follows:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2008	2009	2010	2010
Revenues
Service fee revenue	¥10,316,847	¥13,431,755	¥9,235,836	$1,399,369
Total Revenues	10,316,847	13,431,755	9,235,836	1,399,369

Cost of revenues
Cost of service fee revenue	(1,100,882)	(1,412,821)	(1,026,319)	(155,503)
Amortization of acquired technology	(389,896)	(469,389)	(320,312)	(48,532)
Total Cost of Revenues	(1,490,778)	(1,882,210)	(1,346,631)	(204,035)

Gross Profit	8,826,069	11,549,545	7,889,205	1,195,334

Operating Expenses
General and administrative expenses	(9,060,510)	(9,116,300)	(7,513,153)	(1,138,357)
Selling and distribution expenses	(2,920,101)	(6,764,473)	(3,699,450)	(560,523)
Impairment loss of goodwill	-	(762,000)	-	-
Total Operating Expenses	(11,980,611)	(16,642,773)	(11,212,603)	(1,698,880)

Loss from operations	(3,154,542)	(5,093,228)	(3,323,398)	(503,546)

Other income (expenses)
Interest income	9,213	4,805	1,683	255
Interest expenses	(149,215)	(172,252)	(276,447)	(41,886)
Gain on extinguishment of debt	-	-	234,397	35,515
Income on investments	-	-	3,427,236	519,279
Gain (Loss) before income tax	(3,294,544)	(5,260,675)	63,471	9,617
Less: Income tax expenses	328,970	116,912	-	-
Gain (Loss) from discontinued operations	¥(3,623,514)	¥(5,377,587)	¥63,471	$9,617

The assets and liabilities of the discontinued operations as of December 31, 2009 and 2010 were as follow:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2009	2010	2010
Current assets of discontinued operations
Cash and cash equivalents	¥1,673,554	¥516,322	$78,231
Trade receivables, net of allowance for doubtful accounts of ¥2,107,432 and ¥5,074,647($768,886), respectively	730,873	750,334	113,687
Other current assets	276,284	326,357	49,448
Total current assets of discontinued operations	¥2,680,711	¥1,593,013	$241,366
Non-current assets of discontinued operations
Property and equipment, net of accumulated depreciation of ¥1,141,897 and ¥1,312,801($198,909), respectively	¥1,504,048	¥891,334	$135,051
Intangible assets, net of accumulated amortization of ¥882,337 and ¥596,405($90,364), respectively	3,534,752	2,866,595	434,333
Goodwill	9,897,068	9,504,191	1,440,028
Total non-current assets of discontinued operations	¥14,935,868	¥13,262,120	$2,009,412

Liabilities of discontinued operations
Trade and other payables	¥4,907,725	¥7,566,523	$1,146,443
Other payables due to eFuture Beijing	3,140,000	3,095,000	468,939
Advances from customers	9,201,010	7,382,624	1,118,579
Other current liabilities	192,820	138,328	20,959
Total liabilities of discontinued operations	¥17,441,555	¥18,182,475	$2,754,920

The other payables due to eFuture Beijing were entrusted loans from eFuture Beijing to Biaoshang and Wangku, which was previously eliminated when the Biaoshang and Wangku had not been treated as discontinued operations. They were also presented as other receivables due from previously consolidated entities in the consolidated balance sheets.

NOTE 4. TRADE RECEIVABLES

The trade receivables amount included in the consolidated balance sheets as of December 31, 2009 and 2010 were as follows:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2009	2010	2010
Trade receivables	¥16,458,572	¥17,564,984	$2,661,361
Less : Allowance for doubtful accounts	(2,088,870)	(2,987,733)	(452,687)
Trade receivables, net	¥14,369,702	¥14,577,251	$2,208,674

The movement of the allowance for doubtful accounts during the years was as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2009	2010	2010
Balance at the beginning of the year	¥2,614,277	¥2,088,870	$316,495
Provision for the year	1,560,512	2,416,346	366,113
Write-offs	(2,085,919)	(1,517,483)	(229,921)
Balance at the end of the year	¥2,088,870	¥2,987,733	$452,687

NOTE 5. INVENTORY AND WORK IN PROCESS

The inventory amounts included in the consolidated balance sheets as of December 31, 2009 and 2010 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2009	2010	2010
Work in process	¥6,110,127	¥15,665,108	$2,373,501
Purchased hardware and software held for resale	502,297	3,098,844	469,522
Less: Inventory provision	(1,103,382)	(3,138,266)	(475,495)
Total inventories, net	¥5,509,042	¥15,625,686	$2,367,528

The movement of inventory provision related to loss making contracts during the years was as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2009	2010	2010
Balance at the beginning of the year	¥-	¥1,103,382	$167,179
Add: Current year additions	1,103,382	3,138,266	475,495
Less: Current year write-off	-	(1,103,382)	(167,179)
Balance at the end of the year	¥1,103,382	¥3,138,266	$475,495

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

NOTE 6. PROPERTY AND EQUIPMENT, NET

Property and equipment included in the consolidated balance sheets as of December 31, 2009 and 2010 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2009	2010	2010
Motor vehicles	¥967,189	¥1,303,570	$197,511
Leasehold improvements	1,158,515	2,316,999	351,060
Office equipment	4,231,609	4,929,463	746,888
Communication equipment	62,326	61,963	9,388
Software	457,856	647,622	98,125
Total	6,877,495	9,259,617	1,402,972
Less: Accumulated depreciation	(3,172,949)	(4,641,786)	(703,301)
Property and equipment, net	¥3,704,546	¥4,617,831	$699,671

Depreciation expense was RMB0.7 million, RMB1.0 million and RMB1.7 million (US$0.3 million) for the years ended December 31, 2008, 2009, and 2010, respectively.

NOTE 7. GOODWILL AND INTANGIBLE ASSETS, NET

The carrying amount of goodwill included in the consolidated balance sheets as of December 31, 2009 and 2010 were RMB80,625,667 (US$12,216,010). The balance represents the goodwill arising from the Group’s acquisition of Royalstone, Health Field and Proadvancer.

The Group completed its annual impairment test of goodwill using a discounted cash flow method and determined that the carrying value of the reporting unit exceeded its fair value. The value of the reporting unit implied by the test was based on management’s assessment of the Group’s business strategy and the related expected future cash flows based on working capital requirements. The Group has not recognized any impairment loss on goodwill.

The Group completed its annual impairment test of goodwill as of December 31, 2009 arising from its acquisition of 51% equity interest in Wangku using the same method mentioned above and determined that the carrying value of the reporting unit exceeded the fair value of the reporting unit. The value of the reporting unit implied by the test was based on management’s current assessment of the time frame for recovery of the retail and consumer goods industries and the related expected future cash flows based on working capital requirements. In addition, the lack of success in implementing new sales capabilities and practices at Wangku to convert more prospects into actual deals due to general economic conditions and competition from existing competitors also attributed to reductions in expected future cash flows. The Group recorded a goodwill impairment loss of RMB762,000 and nil for the years ended December 31, 2009 and 2010, respectively.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Intangible assets included in the consolidated balance sheets as of December 31, 2010 and 2009 comprised of:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationship	4.48 years	¥36,270,003	¥26,426,893	¥9,843,110	$1,491,380
Software	5 years	6,573,943	4,019,688	2,554,255	387,008
Internally generated software	4 years	33,658,347	24,241,241	9,417,106	1,426,834
Trademark	Indefinite	2,450,000	-	2,450,000	371,212
Balance at December 31,2010		¥78,952,293	¥54,687,822	¥24,264,471	$3,676,434

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationship	4.48 years	¥36,270,003	¥18,107,558	¥18,162,445
Contract backlog	7.67 months	9,089,998	8,641,665	448,333
Non-compete	2.42 years	1,399,999	1,137,773	262,226
Software	5 years	6,618,000	2,696,085	3,921,915
Internally generated software	4 years	33,560,433	19,506,881	14,053,552
Trademark	Indefinite	2,450,000	-	2,450,000
Balance at of December 31,2009		¥89,388,433	¥50,089,962	¥39,298,471

Amortization expense for the years ended December 31, 2008, 2009 and 2010 was RMB16.6 million, RMB15.8 million and RMB15.1 million (US$2.3 million), respectively. Unamortized capitalized software costs as of December 31, 2009 and 2010 was RMB1.8 million and RMB3.7 million (US$0.6 million), respectively.

The Group recorded an impairment loss of RMB2.4 million (US$0.4 million) for the year ended Deceber 31, 2010 for certain internally generated software which had or were not expected to generate future revenue, or be sellable to a third party, and did not fit the Company’s development strategy going forward.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Estimated aggregate amortization related to the existing intangible assets with definite lives for the each of succeeding five years is as follows:

	Chinese Yuan
	(Renminbi)	U.S. Dollars
For the years ending December 31,
2011	¥10,330,089	$1,565,165
2012	6,846,710	1,037,380
2013	946,781	143,452
2014	-	-
2015	-	-
Thereafter	-	-

NOTE 8. OTHER PAYABLES

Other payables included in the consolidated balance as of December 31, 2009 and 2010 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2009	2010	2010
Social welfare accrual	¥7,038,472	¥7,653,491	$1,159,620
Expenses payable to employees	2,157,817	1,558,915	236,199
Individal income tax payable	671,977	1,426,367	216,116
Miscellaneous payable	1,157,898	597,754	90,569
Total other payables	¥11,026,164	¥11,236,527	$1,702,504

NOTE 9. ACCRUED EXPENSES

Accrued expenses included in the consolidated balance sheets as of December 31, 2009 and 2010 comprised of:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2009	2010	2010
Accrued payroll	¥7,106,900	¥13,414,129	$2,032,444
Other accruals	2,650,341	2,586,837	391,945
Total accrued expenses	¥9,757,241	¥16,000,966	$2,424,389

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

NOTE 10. STOCKHOLDERS’ EQUITY

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

Ordinary shares
During October 2006 the Company closed its initial public offering of 1,133,500 ordinary shares at RMB47.27 per share under the terms of the offering and realized gross proceeds of RMB53,581,679 before cash offering costs of RMB8,738,655. In addition, the Company issued the placement agents warrants to purchase 113,350 ordinary shares at RMB56.19 per share for a period of five years. The Company accounted for the warrants as an additional offering cost. On December 21, 2007, warrants to purchase 20,000 ordinary shares were exercised. The Company received RMB1,060,992 proceeds and recorded RMB1,049,852 additional paid-in capital. On October 3, 2007, $5,000,000 of convertible notes was converted into 200,080 ordinary shares at a conversion price of $24.99 per share; the Company recorded RMB47,305,512 additional paid-in capital for this conversion. In connection with the Royalstone acquisition, the Company issued 71,122 ordinary shares on December 31, 2007 as part of the satisfaction of the purchase obligation.

On January 3, January 7, March 19 and May 5 of 2008, warrants to purchase 20,000, 16,675, 16,675 and, 17,500 ordinary shares were exercised by the placement agents of the initial public offering, respectively. The Company received RMB3,657,908 proceeds and recorded RMB3,619,526 additional paid-in capital. In July and August of 2008, US$4,000,000 of convertible notes was converted into 210,526 ordinary shares at a conversion price of $19 per share; the Company recorded RMB14,834,371 additional paid-in capital for this conversion. In connection with the Royalstone acquisition, the Company issued 66,035 ordinary shares on September 1, 2008 as part of the satisfaction of the purchase obligation, and finally, the Company issued 83,944 and 6,184 ordinary shares on September 1, 2008 and November 25, 2008 to the Proadvancer and Healthfield acquisition, respectively.

On November 18, 2009, in connection with the Healthfield acquisition, the Company issued 6,183 ordinary shares as the final satisfaction of the purchase obligation.

On December 11, 2009, the Company adopted a share incentive plan (the “2009 Plan”), which reserved 332,000 ordinary shares for issuance. Under 2009 Plan, 84,000 and 69,000 restricted shares are granted to members of the board of directors and senior management, respectively. The Company recorded RMB1,711,356 additional paid-in capital for this award. Restricted shares vested over a three year period with the first 25% vested on the grant day. No restricted shares were issued or registered as of December 31, 2010.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

On February 11 and February 12, 2010, in connection with Royalstone acquisition and Proadvancer acquisition, the Company issued 169,584 and 60,405 ordinary shares as the final satisfaction of the purchase obligations, respectively.

On March 29 and April 15, 2010, options to purchase 793 and 330 ordinary shares were exercised by two employees, respectively.

On September 23, 2010, the Company signed a Share Purchase Agreement (“September Agreement”) to sell 337,685 ordinary shares to 13 purchasers including board members, management and key employees of the Company for total cash consideration of RMB12.2 million (US$1.8 million). The price of the shares is equal to US$5.37 per share, the average closing price of the Company’s ordinary shares for the 20 consecutive trading days ending on, and including, September 23, 2010. 152,604 of the shares was purchased by eFuture Inc., a Cayman Islands holding company controlled by the Company’s chairman and Chief Executive Officer, Adam Yan. The remaining 185,081 shares were sold to 12 individuals including a board member (other than independent directors), management and key employees of the Company. The net proceeds from the sale of ordinary shares is used for general corporate purposes. The shares are restricted within 180-day lockup periods. No such shares were issued or registered as of December 31, 2010.

Subsequent to the issurance in September Agreement, the Company was contacted by both Capital Ventures International (“Capital Ventures”) and Hudson Bay Master Fund Ltd. (“Hudson Bay”), each of which holds Series A Warrants in connection with a financing transaction completed on March 13, 2007. Each of Capital Ventures and Hudson Bay claimed that the September Agreement constituted a dilutive issuance under their outstanding Series A Warrants. While the Company disagreed at the time with this analysis, it recognized that an adverse judicial determination could result in substantial dilution to existing shareholders if the anti-dilution features of the warrants were triggered. Specifically, the investors currently hold 184,077 warrants in the aggregate, exercisable at $28.25 per warrant. If a court determined that the anti-dilution provision was triggered, then these warrants would be exchanged for 968,376 warrants at an exercise price of $5.37 per share.

In order to settle the disagreement with the warrant holders, the Company agreed with each of Capital Ventures and Hudson Bay to exchange the existing Series A Warrants for an equal number of new Series A Warrants and an additional 20,000 ordinary shares. On November 29, 2010, the Company entered into two separate exchange agreements (the “November Agreements”) with Capital Ventures and Hudson Bay, whereby the Company exchanged the outstanding Series A Warrants held by each of Capital Ventures and Hudson Bay for a new Series A Warrants to purchase the same number of ordinary shares and under exactly the same terms prescribed by the Series A Warrants and an additional 20,000 ordinary shares of the Company which were restricted and could not be offered for sale, sold, transferred or assigned prior to May 28, 2011, respectively. No such shares were issued or registered as of December 31, 2010.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

The fair value of the ordinary shares of RMB1.4 million was recorded as additional paid-in capital and finance cost in the consolidated financial statements.

NOTE 11. SHARE-BASED AWARDS PLAN

On April 18, 2001, the Company adopted the 2001 Option Plan (the “2001 Plan”), under which 59,063 stock options were granted to key employees, each with an exercise price of $4.71, a contractual life of 11 years and evenly vest over a five-year period.

Under the 2001 Plan, the Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On January 31, 2007, the Company adopted the 2005 Option Plan Set One (the “2005 Plan I”), under which 65,875 stock options were granted to key employees (including directors and senior management who are key employees), each with an exercise price of $25.42, a contractual life of 10 years and evenly vest over a five-year period.

On September 17, 2007, the Company adopted the 2005 Option Plan Set Two (the “2005 Plan II”), under which 65,800 stock options were granted to key employees, each with an exercise price of $11.71, a contractual life of 10 years and evenly vest over a five-year period.

Under the 2005 Plan I and Plan II, the Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On December 11, 2009, the Company adopted a share incentive plan (the “2009 Plan”), which provided for the granting of share incentives, including Incentive Stock Option (ISO) and restricted shares to the key employees. Under the 2009 Plan, 175,000 stock options were granted to the key employees with an exercise price of $6.55 and a contractual life of 10 years, 84,000 and 69,000 restricted shares are granted to members of the board of directors and senior management, receptively, with no cash consideration. Pursuant to the 2009 Plan, options and restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

The 2009 Plan is administered by the Company’s Nominee and Compensation Committee. The Nominee and Compensation Committee has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. The Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005 Plan I	2005 Plan II	2009 Plan
Grant date	January 31, 2007	September 17, 2007	December 11, 2009
Expected life	6.5 years	6.5 years	5.25 years
Risk-free interest rate	4.82%	4.32%	2.94%
Expected volatility	75%	75%	100%
Expected dividend yield	0%	0%	0%
Forfeiture rate	3%	3%	3%

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

A summary of option activity as of December 31, 2010, and changes during the year then ended is presented below:

	Number	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term (years)
Outstanding as of January 1, 2010	350,045	$10.61
Add: Granted	-	-
Less: Exercised	1,123	$4.71
Expired	7,432	$8.21
Forfeited	11,490	$8.23
Outstanding as of December 31, 2010	330,000	$10.77	$39,131	6.84
Exercisable as of December 31, 2010	202,610	$10.48	$39,131	6.09

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

For the year ended December 31, 2010, the number and weighted-average grant-date fair value for the Company’s non-vested stock options were as follows:

	Number	Weighted-Average Grant-date Fair Value
Non-vested on January 1, 2010	203,295	$9.57
Add: Granted	-	-
Less: Vested	64,415	$9.75
Forfeited	11,490	$6.08
Non-vested on December 31, 2010	127,390	$9.79

For the year ended December 31, 2010, the number and weighted-average grant-date fair value for the Company’s non-vested restricted shares were as follows:

	Number	Weighted-Average Grant-date Fair Value
Non-vested on January 1, 2010	114,750	$6.55
Add: Granted	-	-
Less: Vested	36,750	$6.55
Forfeited	4,500	$6.55
Non-vested on December 31, 2010	73,500	$6.55

The weighted-average grant-date fair value of stock options and restricted shares granted for the year ended December 31, 2009 was US$5.02 and US$6.55, respectively. No stock options or restricted shares were granted in 2008 or 2010.

The total intrinsic value of stock options exercised for the year ended December 31, 2010 was US$1,887. No stock options were exercised in 2008 and 2009.

The total fair value of stock options vested for the years ended December 31, 2008, 2009 and 2010 were RMB3.0 million, RMB4.4 million and RMB4.25 million (US$0.6 million), respectively.

The total fair value of restricted shares vested for the years ended December 31, 2008, 2009 and 2010 were nil, RMB1.7 million and RMB1.6 million (US$0.2 million), respectively.

Total compensation cost for share-based payment arrangement recognized for the years ended December 31, 2008, 2009 and 2010 were RMB3.1 million, RMB6.2 million and RMB5.5 million (US$0.8 million), respectively.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

As of December 31, 2010, the total compensation cost related to stock options and restricted shares not yet recognized were RMB5.3 million (US$0.8 million) and RMB2.7 million (US$0.4 million), respectively, which are expected to be recognized over a weighted-average period of 2 years and 2 years, respectively.

The Company received cash proceeds of RMB36,068 (US$5,465) from exercise of stock options for the year ended December 31, 2010. No stock options were exercised in 2008 and 2009.

NOTE 12. NON-CONTROLLING INTEREST

On January 1, 2009, the Group adopted FASB Accounting Standards Codification (“ASC”) 810-10-65, “Consolidations -Overall -Transition and Open Effective Date Information”. This accounting standard defines a non-controlling interest in a subsidiary as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent and requires a non-controlling interest to be presented as a separate component of equity in the consolidated balance sheet. This standard also modifies the presentation of net income by requiring earnings and other comprehensive income to be attributed to controlling and non-controlling interest.

Previously, non-controlling interest’s share of loss is only limited to the capital contribution in the entity and any excess loss is absorbed in the consolidation of majority shareholder. As a result of the adoption of this standard, Biaoshang and Wangku were in net deficit positions that the previous non-controlling interest should share their loss with effective from 2009.

NOTE 13. VARIABLE INTEREST ENTITIES AND OTHER LONG-TERM INVESTMENT

(a) Variable interest entities
ASC 810, Consolidation, requires a variable interest entity to be consolidated by a company if that company is the primary beneficiary of that variable interest entity.

To satisfy PRC laws and regulations, the Group conducts its internet information and certain other businesses in the PRC via its variable interest entities. These variable interest entities are directly owned by certain employees of the Company. Capital for the variable interest entities is funded by the Company through loans provided to those employees, and is initially recorded as loans to related parties. These loans are eliminated for accounting purposes with the capital of variable interest entities during consolidation.

Under contractual agreements with the Company, employees who are shareholders of the variable interest entities are required to transfer their ownership in these entities to the Company, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of the variable interest entities are assigned to the Company, and the Company has the right to designate all directors and senior management personnel of the variable interest entities. Employees who are shareholders of the variable interest entities have pledged their shares in the variable interest entities as collateral for the loans. As of December 31, 2010, the aggregate amount of these loans was RMB9,762,679.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

As of December 31, 2010 the Company effectively controlled merely one variable interest entity, Wangku, which has been included in discontinued operations and details were disclosed in note 3.

Wangku

Wangku Hutong Information Technology, Co. Ltd., (“Wangku”) is a web enabler of China Yellow Pages and a B2B e-Business service provider. In May 2007, the Company purchased 20% of Wangku’s equity interest at a price of RMB3,000,000 through Xuejun Zhang, an employee of the Company.

The following table summarizes the allocation of the purchase price for the proportionate share of Wangku’s net assets acquired at fair value:

Purchase Price
Cash to acquire 20% of Wangku	¥3,000,000
Less: Fair value of identifiable assets acquired:
Current assets	¥846,792
Fixed assets	203,136
¥1,049,928

Plus: Fair value of liabilities assumed:
Current assets	¥445,796
¥445,796

Excess of cost over fair value of net assets acquired – intangible assets and goodwill	¥2,395,868

The excess cost over the fair value of the net assets acquired has been allocated RMB1,200,000 to distributor network, the only identifiable intangible asset, as of the date of the acquisition. The remaining amount of RMB1,195,868 was recorded as goodwill.

Goodwill and the intangible asset are not deductible for tax purposes. The intangible asset, except for goodwill, is being amortized over its estimated useful life as described above from the date of acquisition and was recorded against the equity in earnings. Wangku generated net income of RMB6,038,135 for the period from June 1 to December 31, 2007 and the 20% equity ownership accounted for investment income of RMB1,207,627 by equity method.

Prior to purchase accounting adjustments, Wangku generated net loss of RMB14,489,530 for the period from January 1 to May 13, 2008 and the 20% equity ownership accounted for investment loss of RMB2,929,636 by equity method.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

On May 14, 2008, the Company gained effective control over an additional 31% of Wangku for RMB6,762,679 in cash. The acquisition of Wangku has been accounted for as a step acquisition business combination in fiscal year 2008. The Company has allocated the investment basis to the pro rata share of Wangku’s assets and liabilities at each significant acquisition date based on the estimated fair values of such assets and liabilities on such dates, and the excess of the investment basis over the adjusted estimated fair values of such identifiable net assets has been allocated to goodwill. For financial reporting purposes, the Company has accounted for Wangku using the equity method through May 13, 2008, and as a consolidated subsidiary thereafter.

The following table summarizes the allocation of the 31% purchase price for the proportionate share of Wangku’s net assets acquired at fair value at the date of acquisition:

Purchase Price
Cash to acquire an additional 31% of Wangku	¥6,762,679
Less: Fair value of identifiable assets acquired:
Current assets	¥1,321,761
Fixed assets	372,403
¥1,694,164

Plus: Fair value of liabilities assumed:
Current liabilities	¥3,465,288
Non-current liabilities	2,799,519
¥6,264,807

Excess of cost over fair value of net assets acquired – intangible assets and goodwill	¥11,333,322

The excess cost over the fair value of the net assets acquired of RMB2,263,000 has been allocated to distributor network, the only identifiable intangible asset, as of the date of the acquisition, and the remaining amount of RMB9,070,322 was recorded as goodwill.

Wangku realized a net loss of RMB3.7 million, RMB2.6 million and RMB4.0 million (US$ 0.6 million) for the period from June 1 to December 31, 2008 and for the years ended December 31, 2009 and 2010, respectively.

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Biaoshang realized a net profit of RMB0.6 million, a net loss of RMB1.6 million and RMB0.7 million (US$0.1 million) for the year ended December 31, 2008 and 2009, and the period from January 1 to July 15, 2010, respectively.

Pursuant to the equity interest transfer agreement between Peter Jiang and Tingchao Zhao, the Company is subject to pay a contingent payment of RMB392,877 since the audited net income for the six month period ended June 30, 2008 was more than RMB300,000. This was considered additional purchase consideration and recorded as an increase to goodwill. However, based on the agreement entered into between the Company and Peter Jiang, the CEO of Biaoshang on September 25, 2010, the contingent payment was mutually forgiven. The gains on the extinguishment of the debt were recorded as income on investments for discontinued operations.

(b) Other long-term investment
Other long-term investment includes the investment in which the Group does not have the ability to exercise significant influence (generally, when the Group has an investment of less than 20% ownership) and for which there is not a readily determinable fair value, is accounted for using the cost method. Dividends and other distributions of earnings from investee, if any, are included in income when declared.

On March 15, 2010, the Company purchased 15% interest of Fuji Saiwei (Beijing) Technology Co., Ltd., (“cFuture”). The Company recorded an investment on cFuture of RMB240,000 by applying the cost method of accounting. cFuture was incorporated in PRC in 2009 and engages in e-Retail business to render e-service to the retailers.

On September 21, 2010, eFuture Beijing sold the 15% equity interest of Beijing Kubang Fuji New Media Technology Company Limited to a third party with a cash consideration of RMB600,000. The Company recorded an investment loss of RMB54,192 (US$8,211) in the consolidated financial statements.

For the years ended December 31, 2009 and 2010, no impairment loss was recorded in the consolidated financial statements, as it was not practicable to estimate the fair value of the long-term investments because it would require excessive costs, considering the materiality of the cost method investment to the Group.

NOTE 14. RELATED PARTY TRANSACTIONS

For the period from March 15, 2010 to December 31, 2010, eService purchased from cFuture was RMB367,000 (US$55,606), and the implementation service fee revenue derived from cFuture was RMB35,460 (US$5,373).

The senior Vice President of the Company, Hongjun Zou, is the Chief Executive Officer of cFuture. The Company paid his salary and statutory social welfare on behalf of cFuture of RMB137,939 and RMB150,000 (US$22,727) for the years ended December 31, 2009 and 2010, respectively.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

In March 2010, the Company acquired 15% equity interests in aggreage of cFuture from Peter Jiang (the CEO of Biaoshang), Chuangyeqiankun (Beijing) Investments Limited and Weiquan Ren (the director of the Company) with total cash consideration of RMB240,000 (US$36,364).

On September 23, 2010, the Company signed a Share Purchase Agreement (“September Agreement”) to sell 337,685 ordinary shares to 13 purchasers. The price of the shares is equal to US$5.37 per share, the average closing price of the Company’s ordinary shares for the 20 consecutive trading days ending on, and including, September 23, 2010. 152,604 of the shares was purchased by eFuture Inc., a Cayman Islands holding company controlled by the Company’s chairman and Chief Executive Officer, Adam Yan. 78,212 and 36,320 of the shares were sold to a board member (other than independent directors) and executive management of the Company, respectively.

NOTE 15. INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiary and VIEs in the PRC. Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands and BVI withholding tax will be imposed.

According to the PRC Corporate Income Tax Law, or the CIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the CIT Law, foreign-invested enterprises and domestic enterprises are subject to corporate income tax, at a uniform rate of 25%. The CIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rates according to then effective tax laws and regulations will gradually transition to the uniform 25% CIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the CIT Law if they qualify as “high and new technology enterprises strongly supported by the state,” subject to certain general factors described in the CIT Law and the related regulations.

In December 2008, the Company’s subsidiary eFuture Beijing was designated as “High and New Technology Enterprises” under the CIT Law, which entitles it to a preferential CIT rate of 15% from 2008 to 2010. Biaoshang and Wangku were subject to a 25% tax rate in 2008, 2009 and 2010, respectively.

The CIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC CIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2010, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Profit (loss) before tax for the years ended December 31, 2008, 2009 and 2010 was taxed in the following jurisdictions:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2008	2009	2010	2010
PRC	¥11,131,997	¥2,604,125	¥(431,337)	$(65,354)
Cayman Islands	(11,300,408)	(26,105,125)	(20,331,702)	(3,080,561)
Loss before income tax	¥(168,411)	¥(23,501,000)	¥(20,763,039)	$(3,145,915)

The provision (benefit) from income taxes is as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2008	2009	2010	2010
Current tax before benefit of operating loss carry forwards	¥305,568	¥307,601	¥55,598	$8,424
Benefit of operating loss carry forwards	(305,568)	(307,601)	(55,598)	(8,424)
Current income taxes	-	-	-	-
Deferred income taxes	481,773	(1,513,216)	(1,770,001)	(268,182)
Total provision (benefit) for income taxes	¥481,773	¥(1,513,216)	¥(1,770,001)	$(268,182)

The reconciliation of income tax (benefit) computed by applying the statutory income tax rate to pre-tax income (loss) to the actual tax (benefit) is as follows:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2008	2009	2010	2010
Income tax computed at statutory tax rate	¥(42,103)	¥(5,875,250)	¥(5,190,760)	$(786,479)
Difference in tax rate of the Company outside the PRC	2,825,102	6,526,281	5,082,925	770,140
Effect of tax holiday for a subsidiary	(1,113,200)	(260,413)	43,134	6,535
Non-deductible expenses	372,462	914,169	1,278,601	193,727
Non-taxable income	(1,736,693)	(997,186)	(1,158,303)	(175,500)
Tax loss set-off	(305,568)	(307,601)	(55,597)	(8,423)
Deferred tax expenses (benefit)	481,773	(1,513,216)	(1,770,001)	(268,182)
Total income tax expenses (benefit)	¥481,773	¥(1,513,216)	¥(1,770,001)	$(268,182)

The components of the deferred tax assets and liabilities were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2009	2010	2010
Deferred Tax Assets:
Net operating loss carry forwards	¥55,598	¥-	$-
Allowance for doubtful accounts and write offs	323,095	797,772	120,875
Inventory provision	165,507	470,740	71,324
Trade receivables	1,917,097	2,229,072	337,738
Accruals and others	2,494,880	2,505,581	379,633
Total deferred tax assets	¥4,956,177	¥6,003,165	$909,570

Deferred Tax Liabilities:
Inventory and work in process	¥(529,873)	¥(652,605)	$(98,880)
Advance from customers	(6,491,928)	(7,240,596)	(1,097,059)
Intangible assets	(3,432,589)	(1,838,175)	(278,511)
Total deferred tax liabilities	¥(10,454,390)	¥(9,731,376)	$(1,474,450)

Net deferred tax liabilities	¥(5,498,213)	¥(3,728,211)	$(564,880)

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

At December 31, 2010, the Group had no operating loss carry forwards unused.

The Group recorded a valuation allowance against the 2010 operating loss carry forwards of Wangku as it believes it is more likely than not to be unrealized.

The Group has evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. As of and for the years ended December 31, 2009 and 2010, no unrecognized tax benefits or interest and penalties associated with uncertainty in income taxes have been recognized.

NOTE 16. CONVERTIBLE NOTES AND WARRANTS - DERIVATIVE FINANCIAL INSTRUMENTS

On March 13, 2007, the Company closed a Securities Purchase Agreement (the “Agreement”) with three funds affiliated with two institutional investors, pursuant to which the Company raised RMB77,410,000 by issuing $10,000,000 of senior convertible notes along with Series A warrants and Series B warrants.

In connection with the issuance, the Company incurred RMB17,627,511 of loan costs including RMB8,330,570 in cash and RMB9,296,941 of warrants issued to the placement agent. Proceeds, net of cash loan costs, were RMB69,079,430. The Company is amortizing the loan costs over the period the convertible notes are outstanding, using the effective interest method.

The convertible notes are due on March 12, 2012 and bear interest per annum as below, payable quarterly:

Period	Interest Rate
March 13, 2007-March 12, 2008	3%
March 13, 2008-March 12, 2009	5%
March 13, 2009-March 12, 2010	7%
March 13, 2010-March 12, 2012	10%

The convertible notes were initially convertible into 400,160 ordinary shares of the Company at $24.99 per share. Pursuant to the Agreement, the conversion price was reset to $19.00 per share on June 11, 2008 since the market price of the Company’s ordinary shares was below $19.00 at that day. The maximum number of Ordinary shares into which the Convertible Notes were convertible, based on a conversion Floor Price of $19.00 per share, was 526,316 Shares. If the Company fails to convert timely, the Company shall pay damages to the Holder for each Trading Day of such Conversion Failure in an amount equal to 1.5% of the product of the sum of the number of Ordinary shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and the Closing Sale Price of the Ordinary shares on the Share Delivery Date.

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

The Series A warrants are exercisable by the holder within five years on any day on or after September 9, 2007 for an aggregate of 184,077 Shares, at an initial price of $28.25 per ordinary share, subject to adjustment. Series B warrants have expired since they had a one year life and were exercisable on any day on or after September 9, 2007 to purchase an aggregate of 230,097 ordinary shares, with an initial exercise price of $24.99 per Share. Warrants were also issued to the Placement Agent to purchase 73,291 ordinary shares of the Company, exercisable by the Holder within five years on any day on or after September 9, 2007 at an initial price of $24.99. The Series A Warrants, Series B Warrants and Placement Agent Warrants contain a cashless exercise option that if at any time following one calendar year from the Date of Issuance a Registration Statement is not available for the resale of such Unavailable Warrant Shares, the Holder may exercise this Warrant in whole or in part and elect instead to receive upon such exercise the “Net Number” of ordinary shares determined according to the defined formula.

On June 12, 2007, the Securities and Exchange Commission declared the Company’s registration statement effective. The Company will not receive any of the proceeds of the sale of the shares by the Selling Shareholders; however, the Company could receive up to $12,781,841 from the exercise by the Selling Shareholders and Placement Agent of all of the Series A, Series B and Placement Agent warrants at their current prices of $28.25, $24.99 and $24.99, respectively.

The Company identified the following instruments and derivatives requiring valuation and accounting under the relevant guidance applicable to financial derivatives:

•  Conversion price reset feature
•  Company’s optional early redemption right
•  Make-whole provision
•  Warrants with exercise price reset feature

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

The Company identified the conversion price reset feature, the optional early redemption right and the make-whole provision within the Convertible Notes to represent embedded derivatives. These embedded derivatives were bifurcated from the host debt contracts and accounted for as derivative liabilities in accordance with ASC 815. The conversion price reset feature, the optional early redemption right and the make-whole provision within the Convertible Notes were bundled together as a single hybrid compound instrument in accordance with ASC 815 Derivatives and Hedging.

The Company identified the ordinary share warrants to be derivatives. The warrants contain an exercise price reset provision and are classified as a derivative liability.

The single compound embedded derivative within convertible notes was recorded at fair value at the date of issuance (March 13, 2007). The Company utilized a third party valuation firm to determine the fair value of the single compound embedded derivatives by using the Monte Carlo method when the conversion price was adjustable, and by the binomial tree model when the conversion price effectively became fixed, subsequent to the price reset on June 11, 2008. The valuation methodology uses unobservable (Level 3) inputs in calculating fair value.

The derivative was not intended to hedge any specific risk exposures, such as fluctuating interest rates, exchange rates, commodity prices, etc. Therefore, the derivative constituted neither a cash flow hedge, nor a fair value hedge. The volume of derivative activity relates solely to the embedded derivative instrument itself, and changes in fair value thereon.

The effect of the derivative instrument on the consolidated statements of operations for the year ended December 31, 2010 was as follows:

	Location of Gain (Loss) Recognized	Amount of Gain (Loss) Recognized in Income Statement for the Year ended December 31, 2010
	in Income Statement	Chinese Yuan (Renminbi)
Derivatives not designated as hedging instruments under ASC 815-10:
Embedded Derivative	Gain on derivatives	¥3,429,479
Total		¥3,429,479

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

The fair value of these derivatives was determined to be RMB87,775,199 and was recorded as a derivative liability at inception. The debt discount amount of RMB77,255,180 is being accreted through charges to the statement of operations using the effective interest method over the period of the note obligations. At December 31, 2010 and 2009, the fair value of the derivatives recognized in the balance sheets was RMB354,420 (US$53,700) and RMB3,824,552, respectively. The gain on derivatives recognized in the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008 were RMB3,429,479 (US$519,618), RMB1,290,329 and RMB33,122,465, respectively.

The table below sets forth a summary of changes in the fair value of the Company’s level 3 derivative for the 12 months ended December 31, 2010.

Chinese Yuan
(Renminbi)
Balance as of December 31, 2009	¥3,824,552
Change in Fair Value of Derivative Liability	(3,429,479)
Foreign Currency Translation Difference	(40,653)
Balance as of December 31, 2010	¥354,420

The fair value of Series A warrants and Series B warrants at the issuance date was RMB38,619,849 and the fair value of Placement Agent warrants was RMB9,296,941, computed using Black-Scholes pricing model based upon the following assumptions: future estimated volatility of 100%, risk-free interest rate of 4.41% and 4.9%, estimated life of 5.5 years, and 0% dividend yield.

On October 3, 2007, one of the investors converted RMB37,529,400 of the convertible notes to 200,080 ordinary shares. Pursuant to the terms of the Note, the Company paid RMB11,239,036 under the Make-Whole provision of the Note. Upon conversion the Company recognized a loss on extinguishment of the convertible notes of RMB39,504,662. This is recorded as a non-operating expense in the consolidated statement of operations and comprehensive income (loss).

In July and August of 2008, one of the investors converted RMB27,326,700 of the convertible notes to 210,526 ordinary shares. Pursuant to the terms of the note, the Company paid RMB8,054,079 under the Make-Whole provision of the Note. Upon conversion the Company recognized a loss on extinguishment of RMB22,529,233. This is recorded as a non-operating expense in the consolidated statement of operations. No warrants have been exercised in the transactions.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

On November 29, 2010, the Company entered into two separate exchange agreements (the “November Agreements”) with Capital Ventures and Hudson Bay to settle a disagreement, whereby the Company exchanged the outstanding Series A Warrants held by each of Capital Ventures and Hudson Bay for a new Series A Warrants to purchase the same number of ordinary shares and under exactly the same terms prescribed by the Series A Warrants and an additional 20,000 ordinary shares of the Company which were restricted and could not be offered for sale, sold, transferred or assigned prior to May 28, 2011, respectively. No such shares were issued or registered as of December 31, 2010.

NOTE 17. EARNINGS (LOSS) PER SHARE

The following shares were excluded from the calculation of diluted net income (loss) per share as they were anti-dilutive shares as of December 31, 2008, 2009 and 2010:

	Years ended December 31,
	2008	2009	2010
Stock options and warrants	462,794	123,087	567,487
Contingent issuable shares in acquisition obligation	150,174	143,991	-
Issuable shares from Convertible notes	52,631	52,631	52,631
Total anti-dilutive shares	665,599	319,709	620,118

The following table is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings (loss) per share and the weighted-average ordinary shares outstanding for the years ended December 31, 2008, 2009 and 2010:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2008	2009	2010	2010
Net loss	¥(4,478,112)	¥(25,265,497)	¥(17,323,421)	$(2,624,761)
Net loss from continuing operations	(854,598)	(19,887,910)	(17,386,892)	(2,634,378)
Gain (Loss) from discontinued operations	(3,623,514)	(5,377,587)	63,471	9,617
Basic weighted-average ordinary shares outstanding	3,214,466	3,362,986	3,822,386	3,822,386
Effect of dilutive securities:
Stock options and warrants	-	33,895	9,417	9,417
Contingent issuable shares in acquisition obligation	-	-	-	-
Diluted weighted-average ordinary shares outstanding	3,214,466	3,396,881	3,831,803	3,831,803
Basic earnings (loss) per share	¥(1.39)	¥(7.51)	¥(4.53)	$(0.69)
- Continuing operations	(0.26)	(5.91)	(4.55)	(0.69)
- Discontinued operations	(1.13)	(1.60)	0.02	0.00
Diluted earnings (loss) per share	¥(1.39)	¥(7.51)	¥(4.53)	$(0.69)
- Continuing operations	(0.26)	(5.91)	(4.55)	(0.69)
- Discontinued operations	(1.13)	(1.60)	0.02	0.00

NOTE 18. COMMITMENTS AND CONTINGENCIES

Operating Lease Agreements– Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases office facilities in Beijing, Guangzhou, Wuhan and Shanghai under non-cancelable operating leases with various expiration dates. The amounts of commitments for non-cancelable operating leases in effect at December 31, 2010, were as follows:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

	Chinese Yuan
	(Renminbi)	U.S. Dollars
2011	¥4,016,276	$608,527
2012	1,770,613	268,275
2013	1,100,990	166,817
2014	1,100,990	166,817
2015	458,746	69,507
Total	¥8,447,615	$1,279,943

The Group incurred rental expense, of RMB3,683,014, RMB5,477,804 and RMB6,028,173 (US$913,360), during the years ended December 31, 2008, 2009 and 2010, respectively. All leases agreements have different lease periods, ranging from 1 year to 4 years.

Software Infringement Indemnity – Standard software license agreements contain an infringement indemnity clause under which the company agrees to indemnify and hold harmless customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringements by their software products. The terms constitute a form of guarantee that is subject to the provision. The estimated liability under the guarantee is zero as of December 31, 2009 and 2010.

Litigation – In August 2002, the Group was sued for the termination of contracts between the Group and another party. The other party sued for costs and losses in the amount of RMB665,500 (US$82,464). The case was resolved on September 26, 2008 and the Group is liable to pay RMB403,300. The Group recorded this amount in other payables as of December 31, 2009 and 2010, respectively.

NOTE 19. SUBSEQUENT EVENTS

On January 18, 2011, the Company acquired control over a 100% equity interests in Beijing Changshengtiandi Ecommerce Co., Ltd. for RMB1.5 million in cash.

On March 13, 2011, the Company sold its 51% stake in Wangku to Mr. Haibo Wang, Chief Executive Officer and founder of Wangku, for RMB6 million to be paid in cash. The Company recorded an investment gain of RMB6.7 million in the consolidated financial statement for the first quarter of 2011. In addition, Wangku is required to repay RMB3.1 million loan due to the Company by the end of 2011, which is guaranteed by Mr. Haibo Wang.

On January 6, 2011, the Company issued 337,685 and 40,000 ordinary shares in connection with the September Agreement and the November Agreement, respectively.