Form 20-F
eFuture Information Technology Inc.
filed 2012-04-30
CIK 1329365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________

For the transition period from __________ to __________

Commission file number: 333-126007

EFUTURE INFORMATION TECHNOLOGY INC.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

eFuture Information Technology Inc. 8F Topnew Tower 15 Guanghua Road Chaoyang District Beijing 100026, People's Republic of China 86-10-51650988 (Address of principal executive offices)
Troe Wen, Secretary of the Board
Telephone: +(86 10) 5165-0988
Email: wenj@e-future.com.cn
Facsimile: +(86 10) 5293-7688
8F Topnew Tower, 15 Guanghua Road
Chaoyang District
Beijing, 100026, People's Republic of China

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.0756 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2011, there were 3,977,221 ordinary shares of the Registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T ($232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act). (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐   No ☒

In this Annual Report on Form 20-F, references to "U.S. dollars", "US$" and "$" are to United States dollars, references to "RMB", "renminbi" or "yuan" are to the Chinese Yuan, and, unless the context otherwise requires, references to "eFuture," "we," "us" and "our" refer to eFuture Information Technology Inc., its consolidated subsidiaries and effectively controlled variable interest entities as defined in Part I of this Annual Report.

i

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under "Item 3 - Key Information-Risk Factors," "Item 4 - Information on the Company," "Item 5 - Operating and Financial Review and Prospects," and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the "SEC") or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

ii

PART I

Unless the context requires otherwise, references in this report to "eFuture," "the Company," "we," "us," and "our" refer to eFuture Information Technology Inc., our wholly-owned subsidiary, eFuture (Beijing) Royalstone Information Technology Inc. ("eFuture Royalstone" or "eFuture Beijing"), and the effectively controlled three variable interest entities ("VIEs"), Beijing Changshengtiandi Ecommerce Co., Ltd. ("Changshengtiandi"), acquired on January 18, 2011, Beijing Wangku Hutong Information Technology Co., Ltd. ("Wangku"), acquired on May 14, 2008 and disposed on March 13, 2011, and Beijing Fuji Biaoshang Information Technology Co., Ltd. ("Biaoshang" or "bFuture"), acquired on November 6, 2007 and disposed on July 16, 2010.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our company, which excludes the operating results for each years and balances as of each years ended of Biaoshang and Wangku because they are classified as discontinued operations. The selected consolidated statements of income data for the three years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements set forth in "Item 18 — Financial Statements". The selected consolidated balance sheet data for the year ended December 31, 2009 have been derived from our audited consolidated balance sheet as of December 31, 2009, which is not included in this annual report. The selected consolidated statements of income data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements for the years ended December 31, 2007 and 2008, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP .

	RMB					US$
	For the Years Ended December 31,					For the Year
						Ended
						December 31,
	2007	2008	2009	2010	2011	2011

Total Revenues	¥84,920,993	¥129,546,655	¥108,835,887	¥151,902,684	¥174,448,480	$27,717,072
Income (Loss) From Operations	5,914,486	(6,882,703)	(24,432,621)	(21,732,821)	(19,545,493)	(3,105,466)
Net Loss	(21,526,314)	(4,478,112)	(25,265,497)	(17,323,421)	(18,830,869)	(2,991,924)
Basic Loss Per Share	(8.01)	(1.39)	(7.51)	(4.53)	(4.56)	(0.72)
Diluted Loss Per Share	(8.01)	(1.39)	(7.51)	(4.53)	(4.56)	(0.72)
Net loss from continuing operations	(21,273,215)	(854,598)	(19,887,910)	(17,386,892)	(24,440,221)	(3,883,160)
Basic Loss Per Share from continuing operations	(7.92)	(0.26)	(5.91)	(4.55)	(5.92)	(0.94)
Diluted Loss Per Share from continuing operations	(7.92)	(0.26)	(5.91)	(4.55)	(5.92)	(0.94)

	RMB					US$
	As of December 31,					As of December 31,
	2007	2008	2009	2010	2011	2011

Total Assets	¥208,884,779	¥242,362,093	¥231,747,618	¥241,832,155	¥220,395,489	$35,017,317
Total Current Liabilities	(55,822,620)	(96,806,490)	(109,412,183)	(102,375,657)	(93,973,063)	(14,930,816)
Long-term Liabilities	(49,849,390)	(10,595,717)	(7,970,483)	(3,134,677)	(416,298)	(66,143)
Net Assets	103,212,769	134,959,886	114,364,952	136,321,821	126,006,128	20,020,358
Ordinary Shares	1,811,589	2,039,196	2,042,384	2,161,766	2,353,068	373,865
Number of Weighted-average Ordinary Shares	2,687,380	3,214,466	3,362,986	3,822,386	4,130,221	4,130,221

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual financial report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual financial report were made at a rate of RMB6.2939 to US$1.00, the noon buying rate in effect as of December 31, 2011. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People's Republic of China (the "PRC") imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. dollar)
2007	7.2946	7.6072	7.2946	7.8127
2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8275	6.8244	6.8299
2010	6.6000	6.7696	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
December	6.2939	6.3482	6.2939	6.3733
2012
January	6.3080	6.3172	6.2940	6.3330
February	6.2935	6.2997	6.2935	6.3120
March	6.2975	6.3125	6.2975	6.3315
April (through April 20, 2012)	6.3080	6.3052	6.2975	6.3150

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant years. Monthly averages are calculated using the average of the daily rates during the relevant periods.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider all of the information in this Annual Report and, in particular, the risks outlined below. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations.

Our company's share price may be adversely affected by negative investor perceptions of small Chinese companies.

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

As a result of the actions by some Chinese companies and the media and governmental attention focused on all Chinese companies, the share prices of nearly all smaller Chinese companies like ours have been adversely affected, whether or not warranted in any particular case. If investors continue to lose confidence in smaller Chinese companies or if we are unable to differentiate our company in investors' estimation from the problematic Chinese companies, then we expect that our share price will continue to be harmed.

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

We have generated a significant shareholders' deficit, and we cannot provide any assurance that our business will be profitable in the future.

Though we achieved profitability from 2004 to 2006, we had an accumulated deficit of RMB105,063,689 (US$16,692,938) as of December 31, 2011. As of December 31, 2011, our shareholders' equity was RMB126,006,128 (US$20,020,358). While we have achieved profitability in previous years, there can be no assurance that we will be able to continue our growth or profitability. Indeed, we had a net loss of RMB18,830,869 (US$2,991,924) for the year ended December 31, 2011.

Our customers are Chinese companies engaged in the retail and consumer goods industries, and, consequently, our financial performance is dependent upon the economic conditions of these industries.

We have derived most of our revenues to date from software and services to the Chinese retail and consumer goods industries for manufacturers, distributors, logistics player and retailers, and our future growth is critically dependent on increased sales to these particular industries. The success of our customers is intrinsically linked to economic conditions in these industries, which in turn are subject to intense competitive pressures and are affected by overall economic conditions. We believe the license of our software solutions and the purchase of our related services is discretionary and generally involves a significant commitment of capital. As a result, although we believe our products can assist China's retailers, distributors, wholesalers, and logistics companies in a competitive environment, demand for our products and services could be disproportionately affected by instability or downturns in the retailing, distribution, wholesaling and logistics industries, which may cause customers to exit the industry or delay, cancel or reduce any planned expenditures for information management systems and software products. We have previously experienced this effect in connection with the global financial crises and economic downturn, placed upon China's retailing industry in recent years. There can be no assurance that we will be able to continue our historical revenue growth or sustain our profitability on a quarterly or annual basis or that our results of operations will not be adversely affected by continuing or future downturns in these industries. Any adverse change in the Chinese retail and consumer goods industries could adversely affect the level of software expenditure by the participants in these industries, which, in turn, could result in a material reduction in our sales.

Our recent service fee revenue growth will require our officers to manage our business efficiently while recruiting a significant number of new employees to assist in further development and implementation of our software.

In 2011, we had a great increase in service fee revenue. We intend to optimize our revenue mix by focusing on generating more service fee income through a wider range and different levels of service in the future. The growth in the size and complexity of our business has placed and is expected to continue to place a significant strain on our management and operations. Continued growth will require us to recruit and hire a substantial number of new employees, including consulting and product development personnel. In particular, our ability to undertake new projects and increase license revenues is substantially dependent on the availability of our consulting personnel to assist in the licensing and implementation of our software solutions. We will not be able to continue to increase our business at historical rates without adding significant numbers of personnel skilled in software implementation and integration. Although we have not incurred significant difficulty in the hiring and training of skilled employees to date, there can be no assurance that we will effectively locate, retain or train additional personnel in the future. If we do not sufficiently increase our integration and implementation workforce over time, we may be required to forego licensing opportunities. Our ability to compete effectively and to manage future growth, if any, also will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis.

Historically, wages for comparably skilled technical and management personnel in the software solutions industry in China have been lower than in developed countries, such as in the U.S. or Europe. In recent years, wages in China's software industry have increased and may continue to increase at faster rates. Wage increases will increase our cost of our products and services of the same quality and increase our cost of operations. As a result, our gross margin and profit margin may decline. In the long term, unless offset by increases in efficiency and productivity of our work force, wage increases may also result in increased prices for our solutions and services, making us potentially less competitive. Increases in wages, including an increase in the cash component of our compensation expenses, will increase our net cash outflow and our gross margin and profit margin may decline.

Our operating results may seasonally fluctuate, which could cause our results to fall short of expectations and may adversely affect the trading price of our ordinary shares.

Our business has historically experienced the highest revenue in the fourth quarter of each year, primarily due to a massive year-end capital purchases by customers. Such factors have resulted in 2011, 2010, and 2009 first quarter revenue being lower than revenue in the prior year's fourth quarter. We believe that this trend will continue in the future and that our revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year. As we continue to grow, we expect that the seasonality in our business may cause our operating results to fluctuate. Due to the foregoing factors, we believe that quarter to quarter comparisons of our results of operations may not be a good indication of our future performance and should not be overly relied upon. It is likely that our results of operations in some periods may be below the expectations of public market analysts and investors. In this event, the price of our ordinary shares will probably decline, perhaps significantly more in percentage terms than any corresponding decline in our operating results.

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

In March 2007, SAFE issued the Application Procedure for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies, also known as "Circular 78." Under Circular 78, PRC individuals who participate in an employee stock option holding plan or a stock option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. We and our Chinese employees who have been granted restricted shares or stock options pursuant to our stock incentive plans are subject to Circular 78 because we are an overseas listed company. However, in practice, significant uncertainties exist with respect to the interpretation and implementation of Circular 78. We intend to submit the application for registration of our employee stock incentive plan as soon as possible. We or our Chinese employees may not be able to comply with, qualify under, or obtain any registration required by Circular 78. If we or our Chinese employees fail to comply with the provisions of Circular 78, we or they may be subject to fines and legal sanctions imposed by SAFE or other PRC governmental authorities, which could result in a material and adverse effect to our business operations and employee stock incentive plans.

We depend upon contractual arrangements with our VIEs for our certain business and these arrangements may not be as effective in providing operational control over these businesses as direct ownership and may be difficult to enforce.

Because PRC regulations restrict or prohibit our ability to provide internet content service directly in PRC, we are dependent on our VIEs in which we have no direct ownership interest, to operate those businesses through contractual arrangements. These contractual arrangements may not be as effective in providing operational control over these businesses as direct ownership. For example, the VIEs could fail to take actions required for our business despite their contractual obligation to do so. The VIEs are able to transact business with parties not affiliated with us. If these VIEs fail to perform their obligations under these arrangements, we may have to rely on legal remedies under PRC law. We cannot assure you that such remedies under PRC law would be effective or sufficient.

According to the PRC laws, a share pledge agreement is required to be registered with the Administration for Industry and Commerce. The share pledge agreements between eFuture Beijing, Changshengtiandi our VIE, and Changshengtiandi's shareholders is in the process of registering and may be deemed to be unenforceable under PRC laws.

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

We derive most of our revenues from the license and implementation of software applications for China's retail and consumer goods industries and providing consulting services. The life cycle of our software is difficult to estimate due in large measure to the potential effect of new software, applications and enhancements (including those we introduce) on the maturation in the China's retail and consumer goods industries. To the extent we are unable to continually improve our front-end supply chain total solutions to address the changing needs of the China's retail and consumer goods industries market, we may experience a significant decline in the demand for our programs. In such a scenario, our revenues may significantly decline.

The market for front-end supply chain total solutions is intensely competitive.

Although we believe that we have principal competitive factors in our markets, a number of companies offer competitive products addressing certain of our target markets. In the enterprise systems market, we compete with in-house systems developed by our targeted customers and with third-party developers. In addition, we believe that new market entrants may attempt to develop fully integrated enterprise-level systems targeting the China's retail and consumer goods industries. Many of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than we do. We cannot guarantee that we will be able to compete successfully against current or future competitors. As a result of this product concentration and uncertain product life cycles, we may not be as protected from new competition or industry downturns as a more diversified competitor.

Our financial performance is directly related to our ability to adapt to technological change and evolving standards when developing and improving our front-end supply chain total solutions.

The software development industry is subject to rapid technological change, changing customer requirements, frequent new product introductions and evolving industry standards that may render existing software obsolete. The life cycles of our software are difficult to estimate. Our software products must keep pace with technological developments, conform to evolving industry standards and address the increasingly sophisticated needs of Chinese retailers, wholesalers, distributors and logistics companies. In particular, we believe that we must continue to respond quickly to users' needs for broad functionality. While we attempt to upgrade our software every one to two years, we cannot guarantee that our software will continue to enjoy market acceptance. To the extent we are unable to develop and introduce products in a timely manner, we believe that participants in the China's retail and consumer goods industries will obtain products from our competitors promptly and our sales will correspondingly suffer. In addition, we strive to achieve compatibility between our products and retailing systems platforms that we believe are or will become popular and widely adopted. We invest substantial resources in development efforts aimed at achieving this compatibility. If we fail to anticipate or respond adequately to technology or market developments, we could incur a loss of competitiveness or revenue.

Asset impairment reviews may result in future write-downs.

Our accounting policies require us, among other things, to conduct annual reviews of goodwill, and to test intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In connection with our business acquisitions, we make assumptions regarding estimated future cash flows and other factors to determine the fair value of goodwill and intangible assets. In assessing the related useful lives of those assets, we have to make assumptions regarding their fair value, our recoverability of those assets and our ability to successfully develop and ultimately commercialize acquired technology. If those assumptions change in the future when we conduct our periodic reviews in accordance with applicable accounting standards, we may be required to record impairment charges. We have made impairment loss of intangible assets of RMB2.4 million and RMB4.1 million (US$0.7 million) for the years ended December 31, 2010 and 2011, respectively. It is possible that future reviews will result in further write-downs of goodwill and other intangible assets.

The financial soundness of our clients and vendors could affect our business and results of operations.

As a result of the disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world, our clients, subcontractors, suppliers and other vendors may experience cash flow concerns. As a result, clients may modify, delay or cancel plans to purchase our services and vendors may reduce their output, change terms of sales, or stop providing goods or services to us. Additionally, if clients' or vendors' operating and financial performance deteriorates, or if they are unable to make scheduled payments or obtain credit, clients may not be able to pay, or may delay payment of, accounts receivable owed to us and vendors may restrict credit or impose different payment terms, or stop providing goods or services to us. Any inability of current or potential clients to pay us for our services or any demands by vendors for different payment terms may adversely affect our earnings and cash flow. Furthermore, if one or more of our vendors stops providing goods or services to us, or interrupts its provision of goods or services to us, our business could be disrupted and we may incur higher costs.

We are substantially dependent upon our key personnel, particularly Adam Yan, our Chairman and Chief Executive Officer.

Our performance is substantially dependent on the performance of our executive officers and key employees. We do not have in place "key person" life insurance policies on any of our employees. The loss of the services of any of our executive officers or other key employees could substantially impair our ability to successfully implement our existing software and develop new programs and enhancements.

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

Third parties may initiate litigation against us alleging infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Such claims could be time consuming, result in costly litigation.

Our front-end supply chain total solutions may contain integration challenges, design defects or software errors that could be difficult to detect and correct.

Implementation of our software may involve a significant amount of systems developed by third parties. Although we have not experienced a material number of defects associated with our software to date, despite extensive testing, we may, from time to time, discover defects or errors in our software only after use by a customer. We may also experience delays in shipment of our software during the period required to correct such errors. In addition, we may, from time to time, experience difficulties relating to the integration of our software products with other hardware or software in the customer's environment that are unrelated to defects in our software products. Such defects, errors or difficulties may cause future delays in product introductions and shipments, result in increased costs and diversion of development resources, require design modifications or impair customer satisfaction with our software. Since our software solutions are used by our customers to perform mission-critical functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or out of our control that may arise from the use of our products could result in financial or other damages to our customers. To date, however, we have not had significant difficulties integrating our software into our customers' existing systems. We do not maintain product liability insurance. Although our license agreements with customers contain provisions designed to limit our exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect us against such claims and the liability and costs associated therewith. To the extent we are found liable in a product liability case, we could be required to pay a substantial amount of damages to an injured customer, thereby impairing our financial condition.

We may not pay dividends.

We have not previously paid any cash dividends nor do we anticipate paying any dividends on our ordinary shares. Although we achieved profitability from 2004 to 2006, we cannot assure you that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Indeed, we had net losses of RMB17,323,421 and RMB18,830,869 (US$2,991,924) for the years ended December 31, 2010 and 2011, respectively. Furthermore, there is no assurance our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. Under Cayman Islands law, we may only pay dividends from profits or credit from the share premium account (the amount paid over par value, which is $0.0756), and we must be solvent before and after the dividend payment. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating wholly- and partially-owned subsidiaries.

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

Based upon the nature of our business activities, we may be classified as a passive foreign investment company ("PFIC") by the U.S. Internal Revenue Service ("IRS") for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, a U.S. investor will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either:

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

Changes in China's political and economic policies could harm our business.

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

As of December 31, 2011 we had approximately 869 employees in the PRC. On June 29, 2007, the PRC Government promulgated a new labour law, namely, the Labour Contract Law of the PRC, or the Labour Contract Law, which became effective on January 1, 2008. The Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees under certain circumstances, including specific provisions related to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative's council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. According to the Labor Contract Law, unless otherwise provided by law, an employer is obliged to sign a labor contract with a non-fixed term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee has worked for the employer for ten consecutive years. Severance pay is required if a labor contract expires without renewal because the employer refuses to renew the labor contract or provides less favorable terms for renewal. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on the number of the employee's working years at the employer. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations. In addition, the PRC government in the future may enact further labor-related legislation that increases our labor costs and restricts our operations.

If PRC law were to phase out the preferential tax benefits currently being extended to qualified "High and New Technology Enterprises", we would have to pay more taxes, which could have a material and adverse effect on our financial condition and results of operations.

According to the PRC Corporate Income Tax Law, or the CIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the CIT Law, foreign-invested enterprises and domestic enterprises are subject to corporate income tax, at a uniform rate of 25%. The CIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rates according to then effective tax laws and regulations will gradually transition to the uniform 25% CIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the CIT Law if they qualify as "high and new technology enterprises strongly supported by the state," subject to certain general factors described in the CIT Law and the related regulations.

In December 2008, our subsidiary eFuture Beijing was designated as "High and New Technology Enterprises" under the CIT Law, which entitles it to a preferential CIT rate of 15% from 2008 to 2013. If it fails to maintain the "High and New Technology Enterprises" qualification after 2013, its applicable CIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Furthermore, we are qualified to an exemption of the 5% business tax levied on our total revenues derived from our technology consulting services. If the PRC law were to phase out preferential tax benefits currently granted to "High and New Technology Enterprises" or if we ceased to qualify as such, we would be subject to the standard statutory tax rate, which currently is 25%, and we would be unable to obtain business tax exemption for our provision of technology consulting services.

China's legal system embodies uncertainties that could adversely affect our ability to engage in the development and integration of the front-end supply chain total solutions.

Since 1979, the Chinese government has promulgated many new laws and regulations covering general economic matters. Despite this activity to develop a legal system, China's system of laws is not yet complete. Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain or sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China's judiciary, in many cases, creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Noting that our business is substantially dependent upon laws protecting intellectual property rights, any ambiguity in the interpretation or implementation of such laws may negatively impact our business, its financial condition and results of operation. Our activities in China will also be subject to administration review and approval by various national and local agencies of China's government. Because of the changes occurring in China's legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Although we have obtained all required governmental approval to operate our business as currently conducted, to the extent we are unable to obtain or maintain required governmental approvals, the Chinese government may, in its sole discretion, prohibit us from conducting our business.

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

We are a Cayman Islands exempt company, and our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association and by the Cayman Islands Companies Law (2007 Revision) and other applicable Cayman Islands laws. Certain of our directors and officers reside outside of the United States. In addition, the Company's assets are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon our directors or officers and our subsidiaries, or enforce against any of them court judgments obtained in United States courts, including judgments relating to United States federal securities laws. In addition, there is uncertainty as to whether the courts of the Cayman Islands and of other offshore jurisdictions would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or other offshore jurisdictions predicated upon the securities laws of the United States or any state thereof. Furthermore, because the majority of our assets are located in China, it would also be extremely difficult to access those assets to satisfy an award entered against us in United States court.

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

Due in part to the relaxation of trade barriers following World Trade Organization accession in January 2002, we believe China will become one of the world's largest markets by the middle of the twenty-first century. As a result, we believe the Chinese market presents a significant opportunity for both domestic and foreign companies. With the Chinese accession to the World Trade Organization, Chinese industries are gearing up to face the new regimes that are required by World Trade Organization regulation. The Chinese government has begun to reduce its average tariff on imported goods. We believe that a tariff reduction on imported goods combined with increasing consumer demand in China may lead to increased demand for our logistics programs. China has also agreed that foreign companies will be allowed to import most products into any part of China. Current trading rights and distribution restrictions are to be phased out over a three-year period. In the sensitive area of intellectual property rights, China has agreed to implement the trade-related intellectual property agreement of the Uruguay Round. As our business is dependent upon the protection of our intellectual property in China and throughout the world, China's decision to implement intellectual property protection standards that coordinate with other major economies is of critical importance to our business and its ability to generate profits. However, there can be no assurances that China will implement any or all of the requirements of its membership in the World Trade Organization in a timely manner, if at all.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB. Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Item 4.	Information on the Company

A.	History and Development of the Company

We were established under the Cayman Islands Companies Law on November 2, 2000 to serve as a holding company for our subsidiary, eFuture (Beijing) Royalstone Information Technology Inc. ("eFuture Royalstone" or "eFuture Beijing", formerly known as eFuture (Beijing) Tornado Information Technology Inc.). eFuture Beijing is a PRC company established in January 2000 for the development of our intellectual property. On October 31, 2006, we listed on the NASDAQ Capital Market under the symbol "EFUT," and we changed our name from "e-Future Information Technology Inc." to "eFuture Information Technology Inc." in December 2008.

Acquisition and Disposition of Biaoshang and Wangku

On November 6, 2007, we acquired 51% majority equity interests in Beijing Fuji Biaoshang Information Technology Inc., or Biaoshang, from its original shareholders through our nominee, Mr. Tingchao Zhao, for RMB1.0 million pursuant to an equity transfer agreement between Mr. Tingchao Zhao and Mr. Boyong Jiang, who held 80% equity interests in Biaoshang. Biaoshang was incorporated on September 8, 2000 in Beijing, China and is engaged in information techonology services.

On May 14, 2008, we acquired 51% majority equity interests in Beijing Wangku Hutong Information Technology Co., Ltd., or Wangku, from its original shareholders through our nominee Mr. Xuejun Zhang for RMB1.24 million pursuant to an equity transfer agreement between Mr. Xuejun Zhang and the original shareholders. Wangku was incorporated on June 27, 2005 in Beijing, China and is engaged in information techonology services.

On July 16, 2010 and March 13, 2011, the Company sold its equity interests in Biaoshang and Wangku, respectively, for an aggregate sale price of RMB9.47 million pursuant to equity transfer agreements.

Acquisition of the Assets of Guangzhou Royalstone

In August 2007, we acquired the assets of Guangzhou Royalstone System Integration Co. Ltd., or Guangzhou Royalstone, pursuant to an asset transfer agreement between Crownhead Holding Limited and us whereby we acquired the assets and business of Guangzhou Royalstone from its original shareholders. As a result of the acquisition, we renamed eFuture (Beijing) Tornado Information Technology Inc. to eFuture (Beijing) Royalstone Information Technology Inc..

Acquisition of the Assets and Business of Proadvancer

In April 2008, we acquired the assets and business of Proadvancer Systems Inc., or Proadvancer, pursuant to an assets and business transfer agreement between eFuture Royalstone, Proadvance System (BVI), Inc., Mr. Lu Kuang Yang, who is the shareholder of Proadvance, and Proadvance's PRC subsidiaries, Pradvance Systems (Suzhou) Computer Application Software Co., Ltd, Beijing Proadvancer Techonology Co., Ltd, whereby we acquired the assets and business of Proadvancer.

VIE entity - Changshengtiandi

PRC laws, rules and regulations currently restrict foreign-invested entities engaging in the operation of internet-related businesses in China. To comply with PRC laws, rules and regulations, we operate our e-Commerce service through our VIE, Changshengtiandi. On January 18, 2011, through eFuture Beijing, we entered into certain contractual arrangements with Changshengtiandi and its shareholders through which we gained effective control over the operations of Changshengtiandi. The contractual agreements consist of (1) Loan Agreement, (2) Share Pledge Agreement, (3) Exclusive Option Agreement, (4) Exclusive Business Cooperation Agreement and its Supplemental Agreement and (5) Power of Attorney.

B.	Business Overview

General

eFuture is a leading provider of software and services to China's rapidly growing retail and consumer goods industries. eFuture offers one-stop, end-to-end integrated portfolio of software and services from factory to consumer on seven verticals: Fast Moving Consumer Goods (FMCG), Department Store, Shopping Mall, Grocery, Logistics, Specialty Store and Online Retailers. The Company's strong brand recognition and lasting relationships among local and international clients, along with key strategic partnerships with leading global technology companies ensures eFuture's ability to stay at the forefront of industry trends and cement its leading role in China's booming retail and consumer markets.

Vision

Where there are consumers, there is eFuture.

Mission

Creating a happy consumer world.

Our Market

eFuture's software solutions and services are focused on the retail and consumer goods industries, and work with market-leading companies within these sectors. In China, retail sales accounted for almost 39% of GDP in 2011 and have shown a constant upward trend between 2006 and 2011, with a CAGR of 18.4%. In 2011, China's retail sales reached RMB18.4 billion, representing a growth rate of 17.1% over 2010. The rapid growth of the retail and consumer goods industry in China has been driven by powerful macro-economic trends that continue today-increasing GDP, rapid urbanization, improving quality of life and increasing national disposable income. According to a report by IDC in May 2011, total expenditure on IT solutions in China's retail industry was almost RMB1.83 billion in 2010. For more information regarding our industry and trends see Item 5(D) - Trend Information of this report.

Our Clients

eFuture's clients include manufacturers, distributors, resellers, logistics companies and retailers. The Company's client base encompasses global corporations such as Procter & Gamble, Pepsi, L'Oreal, Kimberly-Clark, Gucci and B&Q as well as leading Chinese companies. Its domestic client base includes over 30 companies that were ranked among China's top 100 retailers during 2011, such as Suning, Shanghai Bailian-Lianhua, China Resources Vanguard and Beijing Wangfujing.

超　市

华润万家 vanguard　YH 永辉超市　京客隆　HNA Retailing 海航商业　步步高 Better Life　联华超市　武商量贩　超市发 Chaoshifa　CQBL 重百　银座 INZONE

百　货

王府井百货 Wangfujing　银座 INZONE　Central　北国人百集团　庄胜 SOGO 北京　燕莎友谊商城 YOUYI SHOPPING CITY　百盛 PARKSON　万千百货 VAN'S DEPT. STORE

购物中心

the mixc 萬象城　TIMES 圆融时代广场　大融城 IMIX PARK　正佳广场 GRANDVIEW MALL　INSITE: Asset Management Group Ltd　卓越集团 Excellence Group

专营专卖

SUNING 苏宁电器　BeLLE 百丽　L'ORÉAL PARIS　良品铺子　GUJIN 古今　GUCCI　BOTTEGA VENETA　吴裕泰

快速消费品

中粮 COFCO　P&G　KRAFT 卡夫　百事可乐　Nestlé 雀巢　Kimberly-Clark 金佰利　恒安集团 HENGAN　益海嘉里　得益　洽洽 ChaCheer

物　流

华润万家 vanguard　新华书店　都市丽人　361°　新龙药业 SINO GROUP　联华超市

电子商务

中粮 COFCO 我买网 womai.com　双安商场 SHUANGAN DEPARTMENT STORE　上品折扣 Shopin.net　1号店 The Store　平和堂　当代商城 BEIJING MODERN PLAZA　TAO3C 高鸿商城　天猫 TMALL.COM

Growth Strategy

As a leading provider of software solutions and services in the retail and consumer goods industries in China, we focus on the following organic and acquisitive growth strategies:

•	Organic Growth - We plan to drive the long-term organic growth and profitability of our core software business and professional service by:

w	Strengthening our core software core business while increasing more stable recurring service and consulting service revenues;
w	Pursuing profitable growth by improving our delivery cost and operating expense structure and
w	Investing in innovation, such as, mobile computing and social commerce to further broaden cloud service offerings.

•
Mergers and Acquisitions ("M&A") — We expect to expand our business through our merger and acquisition strategy of targeted "fill-in" acquisitions. We plan to actively pursue various M&A opportunities that complement organic growth by focusing on targets that will help us to:

w
Diversify our product offering and create additional recurring revenue streams — We plan to seek out Independent Software Vendors (ISV) with offerings complementary to our solutions, in industries such as fashion, auto, consumer electronics, drugstores and fast-moving consumer goods, and with products and services that deliver a stable and recurring revenue stream.

w	Broaden our regional coverage — We are particularly interested in ISVs with extensive coverage in South, East, and North China.
w	Penetrate the small and medium sized businesses (SMB) market - Companies with standardized, scalable product offerings that facilitate penetration into SMBs in China's tier 2 and tier 3 cities.

Our Products and Services

eFuture provides a one-stop, end-to-end integrated portfolio of software and services for the front-end supply chain from factory to consumer. eFuture has three business lines: software, professional services and cloud service.

•
Software Solutions is eFuture's core business. The Company's software solutions include the management of merchandizing, distribution, warehousing, supply chains, customer relationships, logistics and points of sale. They are highly scalable and can be deployed either individually or together with back-end systems. These solutions offer enhanced decision making and responsiveness to consumer demands, along with increased efficiency, which all ultimately drive profit growth.

•
Professional Services is eFuture's fast growing business, and covers operations, delivery, consulting, maintenance and support services via the Company's nationwide service centers and their team of dedicated professionals.

•	Cloud Service is eFuture's seed business, and consists of cloud services based on cloud computing architecture, such as Salesforce Automation ("SFA").

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

Our solutions can be deployed individually to meet specific needs, or as part of a scalable and fully-integrated end-to-end solution. Our software solutions consist of three independently deployable groups of products: Foundation Solutions, Collaborative Solutions and Intelligent Solutions, which range from internal and external collaborative process management to sophisticated business analysis.

Foundation Solutions — are used to meet client needs for services such as retail management, point of sale ("POS"), distribution management, logistics management, warehouse management, vendor payment and control and loyalty card management. Our clients use several of our Foundation Solutions, depending on the type of customer and their needs

Collaborative Solutions — are used to meet client needs for services such as visual SCM and visual process management systems. Depending on the type of customer and their specific needs, our clients use a variety of our Collaborative Solutions.

Intelligent Solutions — are used to meet client needs for services such as business intelligence, brand analysis, supplier relationship management and customer relationship management systems.

Professional Services

Our software professional services business includes recurring maintenance and support services on existing software installations, delivery services, consulting services and outsourcing services.

Maintenance and Support Service — is provided following the installation of our software solutions, as clients will typically require ongoing maintenance support and software upgrades to ensure the efficient operation of their system. These services are designed to assist our customers with integration issues and to answer questions that may arise.

Following a one-year regular maintenance program that is an element of our initial software installation, our customers may choose to purchase three types of continued annual maintenance services. Under our Regular Service, we generally provide remote support over the telephone or internet during regular business hours. For our customers who elect to purchase our Advanced Service at a higher cost, we will provide these services at the customer's location and on a real-time basis, if appropriate. We can also provide a Customized Service when some customers require a dedicated service executive and customized service plan with additional cost. Each level of maintenance offers customers a variety of options to meet their particular needs.

While on-site with our customers, it is common for us to identify problems and issues that we believe the customer should consider in connection with the use of our software. Items that we may discuss with our customers include increasing the size of data storage or the configuration of hardware. We report these identified items by giving written recommendations for actions the customer should consider. These services are simply a report of our suggestions and is not an extensive evaluation that would be performed under our consulting arrangements. If our customer deems additional services to be necessary, we will enter into a separate consulting agreement with the customer. These maintenance services are unrelated to the development and installation of program upgrades that we develop from time to time.

Delivery Service — is provided to customers to assist in planning and executing their projects throughout the process. We typically provide the following services at different stages in the management of a project, as illustrated below:

Consulting Service — is provided by our consulting services group which consists of business consultants, systems analysts and technical personnel with extensive retail, manufacturing, and wholesale industry experience. The consulting services group assists our customers in all phases of systems implementation that exceed the limited services we provide under our maintenance arrangements, including systems planning and design, customer-specific configuration of application modules, and on-site implementation or conversion from existing systems. We also offer a variety of post-implementation consulting services designed to maximize our customers' return on software investment, which include enhanced utilization reviews and business process optimization.

Outsourcing Service — is flexible by design to meet our clients' changing requirements, eFuture outsourcing services can manage all or parts of our clients' non-core business processes or technology operations, from selective outsourcing to full-scope system and network outsourcing and data center management. eFuture teams manage and operate the client's internal business processes. Leveraging technology with our industry and process expertise, we provide design, development, implementation, operation, and continuous improvement for both IT and business functions. Our call center, based in Wuhan and also referred to as our help desk department, provides a single point of contact to receive and manage all customers' requests (problem notification, information request, service request) across the entire range of services provided.

Cloud Service (www.cloudsales.com.cn)

Cloud service is eFuture's seed business, and consists of cloud services based on cloud computing architecture, such as Salesforce Automation ("SFA").

The official launch of our cloud service offering marked an important milestone in the development of our company, and allows us to offer an expanded portfolio of solutions to China's retail and fast moving consumer goods industries.

Our offering will consist of a mobile-based Sales Force Automation platform that sales teams of consumer goods companies can access via Android, iPhone or tablets. Our cloud service offering is a cost-effective solution for clients as they are charged a monthly fee rather than being required to make a significant upfront license fee payment or buy additional hardware. This, in turn, translates into recurring revenue for eFuture.

Our cloud service offering is built for the fast moving consumer goods (FMCG) industry, designed to speed up and simplify all aspects of the sales process. Through our user-friendly offering, clients can enjoy an increase in revenue by engaging with real-time information on replenishment and promotions. The software also allows sales teams to devote their energies to creating and managing customer relationships, and provides the tools needed to enhance the performance of travelling sales representatives.

Sales and Marketing

To provide an ideal opportunity with which to build relations with local clients and raise our profile within the local community, we opened offices in seven tier 2 cities in 2011, namely Qingdao, Xian, Fuzhou, Hangzhou, Nanjing, Chongqing and Shenzhen. These offices provide a centralized hub from which eFuture can extend its reach across a number of functions and business units.

To date, we have provided our products and services to businesses located throughout China via our extensive nationwide network:
•	Headquartered in Beijing
•	R&D centers in Beijing, Guangzhou and Wuhan
•	Regional service centers in Beijing, Shanghai, Guangzhou, Wuhan, Qingdao, Xi'an, Fuzhou, Hangzhou, Nanjing, Chongqing and Shenzhen

Beijing - Headquarters and R&D
Shijiazhuang
Qingdao
Xi'an
Nanjing
Shanghai
Hangzhou
Chongqing
Wuhan - R&D
Fuzhou
Shenzhen
Guangzhou - R&D

As we grow our business and implement more sophisticated systems to directly drive top- and bottom-line expansion, we remain conscious of the benefits of capitalizing on our industry-wide reputation for thought leadership. In light of this, we began producing a Chinese-language publication called eFuture Business Review that we distribute to clients and industry experts. This publication contains articles and opinion pieces on the latest industry trends and issues such as mergers & acquisitions, retail business models, B2C, and logistics and supply chain management, creating a vehicle for communicating our industry leadership and keeping eFuture's expertise at the forefront of clients' minds.

Another way in which we cement our position in the industry is by sharing our expertise at industry conferences. During the second quarter, we participated in leading industry conferences hosted by organizations such as the China Commerce Association for General Merchandise, the China General Chamber of Commerce and the China Chain Store & Franchise Association. At the IBM 2011 China Partner Conference, we were delighted to receive the "IBM 2010 Market Leadership Achievement" award. As well as giving us an opportunity to demonstrate our thought leadership, participation in these conferences also allows our executives to interact with other industry leaders and engage in stimulating discussions that are inevitably benefitial to eFuture. During the quarter, in addition to these industry conferences, we also engaged in our own regional marketing initiatives, which involved presenting our solutions to clients at local venues throughout China.

In the third quarter, eFuture holds an annual client conference at which we feature presentations by executives from companies such as Accenture, IBM, Taobao Mall and China Resources Vanguard. Industry and academic experts from China and abroad attend the conference, as well as representatives from leading media outlets and our key clients and partners. The conference provides an excellent platform for us to deepen client relationships by capitalizing on our industry-wide reputation for thought leadership. This reputation, combined with our cutting-edge technological solutions and services, continues to make us the partner of choice for retail and consumer goods companies as they expand their China operations.

This year's conference, which was held in September, was themed around our vision for "creating a happy consumer world" for interconnected consumers, retailers, suppliers and workers. This vision positions eFuture as an increasingly integral part of front-end supply management in China, and ensures the company's long-term health and business expansion.

We celebrated the launch of our cloud service offering at the 13th China Retail Industry Convention and China Chain Store Expo, which was held in November 2011 and attended by senior executives from China's Top 100 retailers, as well as industry experts and representatives from leading media outlets.

Delivery Team Upgrade

In 2011, we successfully completed our delivery team upgrade, which was a major initiative designed to enable us to take on more projects, as well as to manage our cost base more effectively.

In order to deliver a more localized delivery service and also reduce the costs of providing this service, we established four regional delivery centers in North China, East China, Central China and South China. The opening of these centers brought us physically closer to our clients, and brought with it the added bonus of lower operating costs in some locations and the opportunity to develop even stronger ongoing relationships with our clients, something which often leads to repeat business and new customer leads. In addition, we have built a central kitchen with 7 vertical product lines to provide the centralized processing of clients' various demands. This removes the need to carry out a significant amount of customization work at the client's premises, as was the case in the past.

To further improve customer experience and enhance the value of eFuture's products and services for clients, we established work processes during the fourth quarter to optimize workflow efficiencies between regional delivery teams and company-level technical support teams. We also honed the team's ability to plan, organize and manage resources by putting over 80 project managers through training courses. In addition, the on- and off-the-job training we have given to new joiners has resulted in them being able to quickly reach the required standards to carry out complex delivery work.

As a complement to our delivery team upgrade initiative, we have also set up a maintenance hotline, staffed from a central call center in Wuhan, to take client calls from throughout China. This hotline is a cost-effective way of enhancing the level of client service we are able to provide, and increases our competitiveness within China's retail IT industry.

With the completion of our delivery team upgrade, we are well placed to take on more projects and execute them with greater levels of efficiency and at lower cost than previously. We ultimately expect this upgrade to reduce inventory cycle time and to have a positive effect on margins.

Collaborative Efforts and Recognition

eFuture partners with leading global companies such as IBM and Oracle to co-develop software and implement partners' solutions locally.

As of the date of this annual report, we have entered into the following agreements with large global corporations to generate business opportunities:

•
In 2007, IBM awarded us its Solution Developer Partnership Award - Asia Pacific Region. We have partnered with IBM to provide customer management systems and integrated retail supply chain software systems throughout China.

•
In 2007, we entered into a Value Added Systems Integrator ("VASI") Agreement with JDA® Software Group, Inc. (NASDAQ: JDAS) pursuant to which we will aim to integrate people, processes and technology to provide local retailers with proven, robust solutions at an affordable price.

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

•
In 2008, we expanded our collaboration with IBM to launch a SaaS solution for the retail distribution industry in China. By combining IBM's integrated infrastructure and platforms with our expertise and best practices in front-end supply chain total solutions and service, we are confident that our partnership will allow us to offer first-rate solutions and services for upscale retailers in China's consumer goods and retail industry.

•
In 2009, through our collaboration with IBM, we launched China's first SaaS solution for the retail distribution industry. We successfully completed the deployment of the solution at select Beijing Wangfujing Department Store Group ("Wangfujing Group") stores in Beijing. Wangfujing Group is one of the largest retail groups in Beijing.

•
In 2009, we entered into a strategic relationship with JDA Software focused on collaborative growth. We believe this alliance will fuel delivery of our combined solution, which is designed to help retail and consumer goods companies in China optimize their operations and improve profitability.

As of the date of this annual report, we have been granted the following awards:

•	In 2010, IBM awarded us with the title of Excellent Application Solution Provider in Asia Pacific Region.
•	At the IBM 2011 China Partner Conference, we received the "IBM 2010 Market Leadership Achievement" award.
•	In 2011, integrated IT service provider Digital China named eFuture "Best Solution Partner in the Distribution Industry".
•	In 2011, we were also recognized as "Best logistics service provider in the business services sector" at an event convened by the Chinese General Chamber of Commerce and the China Business Herald.

Competitive Landscape

The competitive landscape differs depending on the customer, so eFuture divides its customer pool into three tiers.

Tier 1 - multinational corporations in the retail and FMCG markets with operations in China. eFuture's biggest advantage within this tier is its "glocal" reach, meaning global, yet localized. Its competitors in this tier include players that are larger and possibly international, but that are less experienced in the Chinese market and often address other market segments. In contrast, eFuture focuses strictly on the retail and consumer goods sector. eFuture's strategy is to provide global solutions with local service by collaborating with larger technology companies such as IBM and Oracle.

Tier 2 - the top 100 retailers and leading regional retailers in China. Here, eFuture enjoys strong brand recognition and is competing with global and local competitors. Over 30 of China's top 100 retailers in 2010 are eFuture customers. eFuture's global best practice offering features competitive pricing and more flexible, localized solutions, which gives eFuture a clear competitive advantage when addressing Tier 2 customers.

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

We encounter competitive products from a variety of vendors. We believe that while our markets are still subject to intense competition, the number of significant competitors for business in China is relatively limited. We believe our principal competitive advantages are:

•	a leading position in China's retail and consumer goods software and services market
•	strong brand recognition among international and local clients
•	strategic partnerships with leading global technology companies
•	one-stop, end-to-end integrated portfolio of products and services

Research & Development

We believe that innovation is key to our future growth, and we're investing in R&D to maintain the attractiveness and effectiveness of our software and service offerings. In particular, we've taken the decision to centralize our product development in one location to enjoy economies of scale and facilitate the transfer of knowledge within our R&D team. We continue to develop our cloud service seed business, and are in the process of building an experience and dedicated team to work on this potential new revenue stream, which will potentially lead towards more stable and balanced revenue streams throughout the year for our business as a whole.

The official launch of our cloud service offering marked an important milestone in the development of our company, and allows us to offer an expanded portfolio of solutions to China's retail and fast moving consumer goods industries.

SFA platform is a mobile-based cloud service offering, that is targeted at FMCG companies and can be accessed via both Android and iPhone. Sales reps can access real-time information on replenishment and promotions while they're out on the road, and can therefore work more effectively and focus on making sales. Our mobile cloud service platform will help even out our income stream, as it provides recurring revenue on a monthly basis.

During 2012, we plan to innovate further within the cloud services space to explore its long-term revenue-generation potential, while simultaneously solidifying our leading position within China's retail and consumer goods industry. Our overall focus remains on driving top-line growth, as well as investing to capture long-term opportunities within the growing mobile internet and social commerce markets.

Intellectual Property

Our success and competitive position depend in part upon our ability to develop and maintain the proprietary aspect of our technology. The reverse engineering, unauthorized copying, or other misappropriation of our technology could enable third parties to benefit from our technology without paying for it. We rely on a combination of trademarks, trade secrets, copyright law and contractual restrictions to protect the proprietary aspects of our technology. We seek to protect the source code to our software, documentation and other written materials under trade secret and copyright laws. While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States.

We license our software products under signed license agreements that impose restrictions on the licensee's ability to utilize the software and do not permit the re-sale, sublicense or other transfer of the software. Finally, we seek to avoid disclosure of our intellectual property by requiring employees and independent consultants to execute confidentiality agreements with us and by restricting access to our source code.

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

Regulations

Regulation of Software Products

On October 27, 2000, the Ministry of Information Industry issued the Administrative Measures on Software Products (the "Software Measures") to strengthen the regulation of software products and to encourage the development of the Chinese software industry. Under the Software Measures, a software developer must have all software products imported into or sold in China tested by a testing organization approved by the Ministry of Information Industry. The software products must be registered with the Ministry of Information Industry or with its provincial branch. The sale of unregistered software products in China is forbidden. Software products can be registered for five years, and the registration is renewable upon expiration.

Regulation of Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks and copyrights, and in 1998, China established the State Intellectual Property Office ("SIPO") to coordinate China's intellectual property enforcement efforts. SIPO is responsible for granting and enforcing patents, as well as coordinating intellectual property rights related to copyrights and trademarks. Protection of intellectual property in China follows a two-track system. The first track is administrative in nature, whereby a holder of intellectual property rights files a complaint at a local administrative office. Determining which intellectual property agency can be confusing, as jurisdiction of intellectual property matters is diffused throughout a number of government agencies and offices, each of which is typically responsible for the protection afforded by one statute or one specific area of intellectual property-related law. The second track is a judicial track, whereby complaints are filed through the Chinese court system. Since 1993, China has maintained various intellectual property tribunals. The total volume of intellectual property related litigation, however, remains small.

Copyright— China adopted its first copyright law in 1990. The National People's Congress amended the Copyright Law in 2001 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to software products, among others. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. Unlike patent and trademark registration, copyrighted works do not require registration for protection. Protection is granted to individuals from countries belonging to the international copyright conventions or bilateral agreements of which China is a member.

Trademark— The Chinese Trademark Law, adopted in 1982 and revised in 1993 and 2001, protects registered trademarks. The Trademark Office under the Chinese State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. China has a "first-to-register" system that requires no evidence of prior use or ownership. We have registered a number of our product names with the Trademark Office.

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

Seasonality

Like many other Chinese companies operating in China, our businesses tends to be slower in the quarter that includes the month of March and tends to be to be stronger in the quarter that includes December due to Chinese New Year factor and the budgeting practice that is on calendar basis adopted by government agencies and most Chinese private enterprises.

C.	Organizational structure

The following is a list of our subsidiaries and consolidated affiliated entities established since our inception, all of which were organized in China:

Date entity joined
Name	the Company	Relationship

eFuture (Beijing) Royalstone Information Technology Inc.	November 2000	Wholly-owned subsidiary

Beijing Changshengtiandi Ecommerce Co., Ltd.	January 2011	Consolidated affiliated entity

Our principal executive offices and headquarters in Beijing moved to the central business district in May of 2009 located at 8/F Topnew Tower, 15 Guanghua Road, Chaoyang District, Beijing 100026, China. Our telephone number is +86 10 5293 7699, and our fax number is +86 10 5293 7688.

D.	Property, Plant and Equipment

Facilities

We currently operate twelve facilities throughout China. Our headquarters are located in Beijing.

Office	Address	Rental Term	Space
Beijing	8/F Topnew Tower 15 Guanghua Road Chaoyang District Beijing 100026, PRC	Expires April 25, 2015	1,496.77 sq. meters

Shanghai	Floor 19E, F, G, H, I Shentong Information Plaza 55 West Road of Huaihai Street Shanghai, Xu Jiahu District, PRC	Expires March 19, 2013	757.47 sq. meters

Nanjing	Room 2410, No. 3 Building Jiaye International City 158 Lushan Road, Jianye District Nanjing, Jiangsu Province, PRC	Expires December 31, 2013	327.57 sq. meters

Shijiazhuang	R2108,Floor 21 Changan Plaza 289 East Road of Zhongshan Street Shijiazhuang, Hebei Province, PRC	Expires December 31, 2012	647.68 sq. meters

Guangzhou	Rear Building Huicheng Plaza 130 Zhongshan Street Guangzhou, Guangdong Province, PRC	Expires March 31, 2014	1,760 sq. meters

Wuhan	Floor 36 and 40 No. 7 Zhongnan Road, Wuchang District Wuhan, Hubei Province, PRC	Expires May 19, 2015	2293.73 sq. meters

Qingdao	Floor 6 C, Block A No. 11 Building Qingdao Software Park No. 288 Ningxia Road, Shinan District Qingdao, Shandong Province, PRC	Expires December 31, 2012	107.98 sq. meters

Xi'an	Room 1235, Floor 12, Unit 1 Yu Long International No. 183 Dong'er Road Xi'an, Shanxi Province, PRC	Expires April 5, 2013	139.17 sq. meters

Fuzhou	Room 06, Floor9 Rongcheng Commercial & Trade Center No.129 Wuyi North Road, Gulou District Fuzhou, Fujian Province, PRC	Expires May 31, 2014	100.84 sq. meters

Hangzhou	Floor 20 Zhongdu Department Store Plaza, 87 Qingchun Road Xiacheng District, Hangzhou, Zhejiang Province, PRC	Expires March 24, 2014	170 sq. meters

Chongqing	Room 02, Floor 32 Maoye East Times Jianxin North Road, Jiangbei District Chongqing, PRC	Expires May 26, 2012	181 sq. meters

Shenzhen	Room G, H & L, Floor8, International Trade Business Building, Nanhu Road, Luohu District, Shenzhen	Expires June 30, 2014	492.43 sq. meters

As of the date of this report, we do not have any material plans, agreements or obligations to construct, expand or improve any facilities.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements, together with the respective notes thereto, included elsewhere in this prospectus. Our audited historical consolidated financial statements have been prepared in accordance with US GAAP. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See "Introduction — Forward-Looking Statements." In evaluating our business, you should carefully consider the information provided under Item 3.D, "Risk Factors." We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

eFuture is a leading provider of software and services to China's rapidly growing retail and consumer goods industries. eFuture offers one-stop, end-to-end integrated portfolio of software and services from factory to consumer on seven verticals: Fast Moving Consumer Goods (FMCG), Department Store, Shopping Mall, Grocery, Logistics, Specialty Store and Online Retailers. The Company's strong brand recognition and lasting relationships among local and international clients, along with key strategic partnerships with leading global technology companies ensures eFuture's ability to stay at the forefront of industry trends and cement its leading role in China's booming retail and consumer markets.

Summary of 2011 Operations

In 2011, we successfully completed our delivery team upgrade, a major initiative designed to enable us to take on more projects, as well as to manage our cost base more effectively.

In order to deliver a more localized delivery service and also reduce the costs of providing this service, we established four regional delivery centers in North China, East China, Central China and South China. The opening of these centers brought us physically closer to our clients, and brought with it the added bonus of lower operating costs in some locations and the opportunity to develop even stronger ongoing relationships with our clients, something which often leads to repeat business and new customer leads. In addition, we have built a central kitchen with 7 vertical product lines to provide the centralized processing of clients' various demands. This removes the need to carry out a significant amount of customization work at the client's premises, as was the case in the past.

To further improve customer experience and enhance the value of eFuture's products and services for clients, we established work processes during the fourth quarter to optimize workflow efficiencies between regional delivery teams and company-level technical support teams. We also honed the team's ability to plan, organize and manage resources by putting over 80 project managers through training courses. In addition, the on- and off-the-job training we have given to new joiners has resulted in them being able to quickly reach the required standards to carry out complex delivery work.

As a complement to our delivery team upgrade initiative, we have also set up a maintenance hotline, staffed from a central call center in Wuhan, to take client calls from throughout China. This hotline is a cost-effective way of enhancing the level of client service we are able to provide, and increases our competitiveness within China's retail IT industry.

With the completion of our delivery team upgrade, we are well placed to take on more projects and execute them with greater levels of efficiency and at lower cost than previously. We ultimately expect this upgrade to reduce inventory cycle time and to have a positive effect on margins.

On January 18, 2011, Changshengtiandi became our VIE through a series of contractual agreements. Changshengtiandi is engaged in social commerce service and it realized a net loss of RMB649,830 (US$103,248) for the period from January 18, 2011 to December 31, 2011.

Results of Operations

The following table presents the results of our operations for the years indicated. Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the
				Year Ended
				December 31,
	2009	2010	2011	2011
Revenues
Software revenue	¥54,187,769	¥63,887,988	¥52,599,132	$8,357,160
Hardware revenue	21,518,084	35,805,127	38,838,235	6,170,774
Service fee revenue	33,130,034	52,209,569	83,011,113	13,189,138
Total Revenues	108,835,887	151,902,684	174,448,480	27,717,072

Cost of revenues
Cost of software revenue	(13,805,682)	(11,952,426)	(12,658,868)	(2,011,292)
Cost of hardware revenue	(17,294,931)	(31,282,457)	(32,412,956)	(5,149,900)
Cost of service fee revenue	(22,067,175)	(30,748,994)	(57,885,408)	(9,197,065)
Amortization of acquired technology	(11,513,910)	(10,353,492)	(7,838,965)	(1,245,486)
Amortization of software costs	(4,280,233)	(4,734,364)	(3,319,857)	(527,472)
Impairment loss of intangible assets	-	(2,401,502)	(4,135,194)	(657,016)
Total Cost of Revenues	(68,961,931)	(91,473,235)	(118,251,248)	(18,788,231)

Gross Profit	39,873,956	60,429,449	56,197,232	8,928,841

Operating Expenses
Research and development expenses	(3,165,788)	(8,152,923)	(4,666,122)	(741,372)
General and administrative expenses	(33,620,855)	(39,253,368)	(46,231,355)	(7,345,423)
Selling and distribution expenses	(27,519,934)	(34,755,979)	(24,845,248)	(3,947,512)
Total Operating Expenses	(64,306,577)	(82,162,270)	(75,742,725)	(12,034,307)

Loss from operations	(24,432,621)	(21,732,821)	(19,545,493)	(3,105,466)

Other income (expenses)
Interest income	589,508	588,600	534,203	84,876
Interest expenses	(450,817)	(636,050)	(550,338)	(87,440)
Interest expenses - amortization of discount on convertible notes payable	(13,316)	(13,712)	(6,431,872)	(1,021,922)
Interest expenses - amortization of deferred loan costs	(350,996)	(369,516)	(474,399)	(75,374)
Finance cost - exchange warrants	-	(1,443,888)	-	-
Loss on investments	-	(54,192)	(240,000)	(38,132)
Gains on derivative liabilities	1,290,329	3,429,479	347,565	55,223
Other income	-	-	873,697	138,816
Foreign currency exchange loss	(133,087)	(530,939)	(36,864)	(5,857)
Loss from continuing operations before income tax	(23,501,000)	(20,763,039)	(25,523,501)	(4,055,276)
Less: Income tax benefit	(1,513,216)	(1,770,001)	(571,857)	(90,859)
Loss from continuing operations	(21,987,784)	(18,993,038)	(24,951,644)	(3,964,417)
Less: Net loss attributable to the non-controlling interest	(2,099,874)	(1,606,146)	(511,423)	(81,257)
Net loss from continuing operations attributable to eFuture Information Technology Inc.	(19,887,910)	(17,386,892)	(24,440,221)	(3,883,160)
Discontinued operations
Gain (Loss) from discontinued operations (including gain on disposal of nil, ¥3,427,236 and ¥6,701,170($1,064,709), respectively)	(5,260,675)	63,471	5,609,352	891,236
Less: Income tax expenses	116,912	-	-	-
Gain (Loss) from discontinued operations	(5,377,587)	63,471	5,609,352	891,236
Net loss	¥(25,265,497)	¥(17,323,421)	¥(18,830,869)	$(2,991,924)
Earnings (Loss) per ordinary share
Basic	¥(7.51)	¥(4.53)	¥(4.56)	$(0.72)
- Continuing operations	(5.91)	(4.55)	(5.92)	(0.94)
- Discontinued operations	(1.60)	0.02	1.36	0.22
Diluted	¥(7.51)	¥(4.53)	¥(4.56)	$(0.72)
- Continuing operations	(5.91)	(4.55)	(5.92)	(0.94)
- Discontinued operations	(1.60)	0.02	1.36	0.22
Basic Weighted-average Shares Outstanding	3,362,986	3,822,386	4,130,221	4,130,221
Fully-Diluted Weighted-average Shares Outstanding	3,396,881	3,831,803	4,130,221	4,130,221

The following table sets forth certain selected financial information expressed as a percentage of total revenues for the periods indicated and cost of revenues and product development expenses expressed as a percentage of the related revenues. In addition, the table sets forth a comparison of selected financial information, expressed as a percentage change in 2009, 2010 and 2011.

RMB
	FY 2009	Percentage of FY 2009 Revenues	FY 2010	Percentage of FY 2010 Revenues	FY 2011	Percentage of FY 2011 Revenues	Change FY 2009 v FY 2010	% Change	Change FY 2010 v FY 2011	% Change
Revenues
Software sales	54,187,769	49.8%	63,887,988	42.1%	52,599,132	30.2%	9,700,219	17.9%	(11,288,856)	-17.7%
Hardware sales	21,518,084	19.8%	35,805,127	23.6%	38,838,235	22.3%	14,287,043	66.4%	3,033,108	8.5%
Service fee income	33,130,034	30.4%	52,209,569	34.4%	83,011,113	47.5%	19,079,535	57.6%	30,801,544	59.0%
Total Revenues	108,835,887	100.0%	151,902,684	100.0%	174,448,480	100.0%	43,066,797	39.6%	22,545,796	14.8%

Cost of Revenues
Cost of software	(13,805,682)	-12.7%	(11,952,426)	-7.9%	(12,658,868)	-7.3%	1,853,256	-13.4%	(706,442)	5.9%
Cost of hardware	(17,294,931)	-15.9%	(31,282,457)	-20.6%	(32,412,956)	-18.6%	(13,987,526)	80.9%	(1,130,499)	3.6%
Cost of service fee income	(22,067,175)	-20.3%	(30,748,994)	-20.2%	(57,885,408)	-33.1%	(8,681,819)	39.3%	(27,136,414)	88.3%
Amortization of acquired technology	(11,513,910)	-10.6%	(10,353,492)	-6.8%	(7,838,965)	-4.5%	1,160,418	-10.1%	2,514,527	-24.3%
Amortization of software costs	(4,280,233)	-3.9%	(4,734,364)	-3.1%	(3,319,857)	-1.9%	(454,131)	10.6%	1,414,507	-29.9%
Impairment loss of intangible assets	-	0.0%	(2,401,502)	-1.6%	(4,135,194)	-2.4%	(2,401,502)	100.0%	(1,733,692)	72.2%
Total Cost of Revenue	(68,961,931)	-63.4%	(91,473,235)	-60.2%	(118,251,248)	-67.8%	(22,511,304)	32.6%	(26,778,013)	29.3%

Gross Profit	39,873,956	36.6%	60,429,449	39.8%	56,197,232	32.2%	20,555,493	51.6%	(4,232,217)	-7.0%

Operating Expenses
Research and development	(3,165,788)	-2.9%	(8,152,923)	-5.4%	(4,666,122)	-2.7%	(4,987,135)	157.5%	3,486,801	-42.8%
General and administrative	(33,620,855)	-30.9%	(39,253,368)	-25.8%	(46,231,355)	-26.5%	(5,632,513)	16.8%	(6,977,987)	17.8%
Selling and distribution expenses	(27,519,934)	-25.3%	(34,755,979)	-22.9%	(24,845,248)	-14.2%	(7,236,045)	26.3%	9,910,731	-28.5%
Total Operating Expenses	(64,306,577)	-59.1%	(82,162,270)	-54.1%	(75,742,725)	-43.4%	(17,855,693)	27.8%	6,419,545	-7.8%

Loss from operations	(24,432,621)	-22.4%	(21,732,821)	-14.3%	(19,545,493)	-11.2%	2,699,800	-11.0%	2,187,328	-10.1%

The following table sets forth certain gross margin data expressed as a percentage of software sales revenue, hardware sales revenue and service fee income , as appropriate:

	RMB
	FY 2009	Gross Margin for FY 2009	FY 2010	Gross Margin for FY 2010	FY 2011	Gross Margin for FY 2011
Revenues
Software sales	54,187,769		63,887,988		52,599,132
Hardware sales	21,518,084		35,805,127		38,838,235
Service fee income	33,130,034		52,209,569		83,011,113
Total Revenues	108,835,887		151,902,684		174,448,480

Cost of Revenues
Cost of software	(13,805,682)	74.5%	(11,952,426)	81.3%	(12,658,868)	75.9%
Cost of hardware	(17,294,931)	19.6%	(31,282,457)	12.6%	(32,412,956)	16.5%
Cost of service fee income	(22,067,175)	33.4%	(30,748,994)	41.1%	(57,885,408)	30.3%
Amortization of acquired technology	(11,513,910)		(10,353,492)		(7,838,965)
Amortization of software costs	(4,280,233)		(4,734,364)		(3,319,857)
Impairment loss of intangible assets	-		(2,401,502)		(4,135,194)
Total Cost of Revenue	(68,961,931)		(91,473,235)		(118,251,248)

Gross Profit	39,873,956	36.6%	60,429,449	39.8%	56,197,232	32.2%

Comparison of Years Ended December 31, 2010 and 2011

Revenue

Our ability to increase our revenues depends in large part on our ability to (i) increase the market penetration of our existing products and services and (ii) successfully identify, develop, introduce and commercialize new and upgraded products in a timely and cost-effective manner. We generally choose to devote resources to product development efforts that we believe are commercially feasible, can generate significant revenues and margins and can be introduced into the market in the near term.

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

Total revenue. Total revenue is comprised of software sales, hardware sales and service fee revenue. Total  revenue increased 14.8% from RMB151.9 million in 2010 to RMB174.4 million (US$27.7 million) in 2011, which was primarily attributable to the upgrade of our delivery team which enable us to take on more projects. As well, to further improve customer experience and enhance the value to clients of eFuture's products and services, we established work processes during the fourth quarter to optimize workflow efficiencies between regional delivery teams and company-level technical support teams. In addition, 2011 revenues benefited from strong growth in the provision of consulting services to the logistics industry and the increased demand from existing customers for customization, maintenance and consulting services.

Software sales. Our software sales decreased 17.7% from RMB63.9 million in 2010 to RMB52.6 million (US$8.4 million) in 2011, which was primarily attributable to lower sales to the grocery industry as existing customers in this vertical delayed new store openings. In line with the decline of China's domestic economic development, which can be inferred by the lower GDP growth rate among recent years, our existing customers and the retail industry as a whole was in the process of consolidation in 2011. It resulted in the delay of new store openings.

Hardware sales. Our hardware sales increased 8.5% from RMB35.8 million in 2010 to RMB38.8 million (US$6.2 million) in line with the completion of several hardware contracts with large amount for the logistics industry in 2011.

In recent years, we decided to de-emphasize hardware sales in an increasingly competitive hardware sales market. As a relatively young company, we do not believe that it is strategically justifiable to leverage a low margin, high volume sales sector. Consequently, while we will continue to sell computer hardware in connection with our software sales, we have not emphasized and do not expect to emphasize hardware sales as part of our marketing and sales strategies. It resulted in the relatively low growth rate in this year.

Service fee income . Service fee income increased 59.0% from RMB52.2 million in 2010 to RMB83.0 million (US$13.2 million) in 2011, which was primarily attributable to the strong demand from existing customers for customization, maintenance and consulting services in 2011. As mentioned above, it was resulted from the consolidation of our existing customers in 2011, as they were more focused on maintenance or customization services for existing systems than they were on expansion and the opening of new stores. Service fee income revenues represented 34.4% and 47.6% of our total revenues in 2010 and 2011, respectively.

Cost of Revenues

Our cost of revenues includes labor costs, materials, overhead expenses, business taxes related to certain services revenues and other expenses associated with the development of software, sales of hardware, and technical support services. We expect our cost of revenue to grow more slowly than that of our revenues. As noted above, development costs will increase in the future, and we expect revenues to increase at the same time. It is possible that we could incur development costs with little revenue recognition, but based upon our past history, we expect our revenues to grow.

Because our cost of revenues will vary according to the software developed, hardware and technical support services provided, the mix of products and services provided is the most significant factor in determining our cost of revenues as a percentage of revenues, amortization of acquired technologies and software cost and impairment loss of intangible assets subject to amortization also affect the cost of revenues.

Cost of software sales. Cost of software sales consists of labor costs, materials, overhead expenses and other expenses associated with the development of our software. Cost of software sales increased 5.9% from RMB12.0 million in 2010 to RMB12.7 million (US$2.0 million) in 2011.

As a percentage of software sales, cost of software sales was 18.7% for 2010 and 24.1% for 2011. The significant increase was primarily attributable to the increase in labor cost and third party purchase with lower margin space compared with self-developed software licenses.

Cost of hardware sales. Cost of hardware sales consists primarily of fees for third party hardware products that are utilized in connection with our software products. Cost of hardware sales increased by 3.6% from RMB31.3 million in 2010 to RMB32.4 million (US$5.1 million) in 2011, which was primarily attributable to the increase in hardware sales.

As a percentage of hardware sales, cost of hardware sales was 87.4% in 2010 and 83.5% in 2011. The 2011 decrease was primarily attributable to our intentional selection of hardware projects with higher margins this year. Our comprehensive industrial knowledge in the logistics industry has guaranteed such an initiative.

Cost of service fee income . Cost of service fee income includes labor costs, business taxes and costs related to technical support services. Cost of services fee income increased 88.3% from RMB30.7 million in 2010 to RMB57.9 million (US$9.2 million) in 2011, which was primarily attributable to the increase in service fee income , but the increase of cost of service fee income was not as fast as the increase of service fee income .

As a percentage of service fee income , Cost of service fee income was 58.9% in 2010 and 69.7% in 2011. The 2011 increase was primarily attributable to higher labour costs resulting from wage inflation.

Amortization of acquired technology. The amortization of acquired software technology in 2010 and 2011 resulted from amortization of software technology acquired in a variety of acquisitions. The amortization of acquired technology expense decreased 24.3% from RMB10.4 million in 2010 to RMB7.8 million (US$1.2 million) in 2011, which was primarily attributable to the complete amortization of parts of our acquired technology in 2011.

Amortization of software costs. Intangible assets include the cost of computer software we acquired and developed. These costs are amortized over the useful lives of the softwares. Costs are primarily consist of salary and employee benefits for those involved in the development of the software. Amortization expense decreased 29.9% from RMB4.7 million in 2010 to RMB3.3 million (US$0.5 million) in 2011.

The decreases are due to part of the intangible assets capitalized in previous years have been fully-amortized at the end of 2010. In addition, the fully impairment charge for part of the intangible assets which could not bring sufficient future cashflow also resulted in the decrease of amortization of software.

Impairment loss of intangible assets . We performed an impairment test for our intangible assets on an annual basis and identified impairment on certain internally generated software as they were not expected to generate future revenue or be sellable to a third party, and did not fit our development strategy going forward. In addition, we also identified impairment on a trade name acquired during the business combination in 2007 as its appraised fair value did not exceed its carrying value. As a result, we recorded an intangible assets impairment loss of RMB4.1 million (US$0.7 million) for the year ended December 31, 2011.

Operating Expenses

Research and development expenses. Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our R&D centre, consultants and an allocation of our facilities and depreciation expenses. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Total research and development expenditure was RMB12.1 million and RMB15.2 million (US$2.4 million) for the years ended December 31, 2010 and 2011, respectively. The increase was primarily attributable to the increased compensation for R&D personnel. As most of the R&D projects have entered into their capitalization phase in 2011, the research and development expenses decreased 42.8% from RMB8.2 million in 2010 to RMB4.7 million (US$0.7 million), while the capitalized amounts increased from RMB3.9 million in 2010 to RMB10.5 million (US$1.7 million) in 2011. Research and development expenses represented 5.4% of total  revenue for 2010 and 2.7% of total  revenue for 2011.

General and administrative expenses. General and administrative expenses consist primarily of costs from our finance, human resources and administration departments, third party legal and other professional services fees and an allocation of our facilities costs and depreciation expenses. General and administrative expenses increased 17.8% from RMB39.3 million in 2010 to RMB46.2 million (US$7.3 million) in 2011, which was attributable to higher compensation costs from RMB10.5 million in 2010 to RMB15.2 million (US$2.4 million) in 2011 due to increased compensation, and increased spending on rent for new branch offices from RMB5.9 million in 2010 to RMB8.0 million (US$1.3 million) in 2011 resulting from the business expansion. General and administrative expenses were 25.8% and 26.5% of total revenues in 2010 and in 2011, respectively.

Selling and distribution expenses. Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing departments, sales bonuses, costs of our marketing programs, public relations, advertising, trade shows, collateral sales bonuses, and an allocation of our facilities. Selling and distribution expenses decreased 28.5% from RMB34.8 million in 2010 to RMB24.8 million (US$3.9 million) in 2011, which was primarily due to improved efficiency in generating sales and decreased commission payments following the introduction of a better structured incentive scheme in 2011. The new incentive scheme introduced in 2011 had no longer linked the bonus of sales personnel only to the cash collection, which was the former way in prior years, but also the GP margin and contracts signed. Although we achieved revenues increase in 2011, the cashflow provided by the operating activities decreased, which was a major contribution of the decrease of commission payments. We believed the more optimized incentive scheme will be a positive factor to our sales personnel and will assure our revenue growth sustainable in the future. Selling and distribution expenses were 22.9% of total revenues in 2010 and 14.2% of total revenues in 2011.

Other Expenses

Interest income. Interest income represents the interest accrued as a result of bank deposits. Our interest income decreased 9.2% from RMB588,600 in 2010 to RMB534,203 (US$84,876) in 2011, which primarily contributed to the decrease of cash and cash equivalents in 2011.

Interest Expense. Our interest expense decreased from RMB636,050 in 2010 to RMB550,338 (US$87,440) in 2011, which was primarily due to the decrease in foreign exchange rate throughout 2011 as our convertible notes subject to interest expenses were dominated in U.S. dollar.

Interest expenses - amortization of discount on convertible notes payable, Interest expenses - amortization of deferred loan costs. In the fourth quarter of 2011, we bought back the outstanding convertible notes, and all the unamortized discount on convertible notes and deferred loan costs were charged in the consolidated financial statements. The amortization of discount on convertible notes payable and amortization of deferred loan costs were RMB6.4 million (US$1.0 million) and RMB474,399 (US$75,374), respectively.

Gain on Derivative. On March 13, 2007, the Company raised $10 million through the issuance of Convertible Notes. On conversion into shares or at every reporting period, the fair value of changes on the carrying amount is treated as a gain or loss in the current period operations.

Our gain on derivatives decreased from RMB3.4 million in 2010 to RMB347,565 (US$55,223) in 2011, which mainly contributed to the lower volatility of our share price throughout 2011.

Other income. In 2011, we held the customers meeting and received sponsor fee as other income. In addition, some long-aging liabilities were extinguished and recorded as other income in the consolidated financial statements.

Income tax benefit. Our income tax benefit decreased from RMB1.8 million in 2010 to RMB0.6 million (US$90,859) in 2011, which was primarily attributable to the recognition of withholding tax for the profit appropriation from eFuture Beijing to eFuture Information Technology Inc. of RMB1.0 million (US$161K) and the recognition of corporate income tax of RMB1.1 million (US$176K) derived from taxable income of eFuture Beijing, netting of the realization of the deferred tax liability resulting from the amortization of the intangible assets acquired from the Group's acquisition of Royalstone and Proadvancer and deferred tax liabilities of eFuture Beijing of RMB2.7 million (US$428K).

Gain from discontinued operations. Our gain from discontinued operations increased from RMB63,471 in 2010 to RMB5.6 million (US$0.9 million) in 2011, which was primarily attributable to a decrease in loss before income taxes generated by the discontinued operations of Biaoshang and Wangku from RMB3.3 million in 2010 to RMB1.1 million (US$0.2 million) in 2011, and the increase of gain on disposal of investments from RMB3.4 million in 2010 to RMB6.7 million (US$1.1 million) in 2011.

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

Service fee income . Service fee income increased 57.6% from RMB33.1 million in 2009 to RMB52.2 million in 2010, which was primarily attributable to the strong growth from delivery services in line with our business expansion and market penetration in 2010 . Service fee income revenues represented 30.4% and 34.4% of our total revenues in 2009 and 2010, respectively.

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

Cost of service fee income . Cost of service fee income includes labor costs, business taxes and costs related to technical support services. Cost of services fee income increased 39.3% from RMB22.1 million in 2009 to RMB30.7 million in 2010, which was primarily attributable to the increase in service fee income , but its increase was not as fast as the increase of service fee income .

As a percentage of service fee income , cost of service fee income was 66.6% in 2009 and 58.9% in 2010. The 2010 decrease was primarily attributable to the improvement in efficiency.

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

Impairment loss of intangible assets subject to amortization. We performed impairment test for our intangible assets on an annual basis and identified impairment on certain internally generated software as they were not expected to generate future revenue, or be sellable to a third party, and did not fit our development strategy going forward. As a result, we recorded an intangible assets impairment loss of RMB2.4 million for the year ended December 31, 2010.

Operating Expenses

Research and development expenses. Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our R&D centre consultants and an allocation of our facilities and depreciation expenses. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses increased 157.5% from RMB3.2 million in 2009 to RMB8.2 million in 2010, which was primarily attributable to the increased costs incurred on research projects that are still in the preliminary project stage of software development. Research and development expenses represented 2.9% of total revenue for 2009 and 5.3% of total revenue for 2010.

General and administrative expenses. General and administrative expenses consist primarily of costs from our finance, human resources and administration departments; third party legal and other professional services fees; and an allocation of our facilities costs and depreciation expenses. General and administrative expenses increased 16.8% from RMB33.6 million in 2009 to RMB39.3 million in 2010, which was attributable to the increase in bad debt provision for other receivables related to previously acquired companies of RMB3.6 million and the increase in salaries for employees in administrative departments of RMB1.9 million. General and administrative expenses were 30.9% of total revenues in 2009 and 25.8% of the total revenues in 2010.

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

Income tax expenses (benefit). Our income tax benefit increased from RMB1,513,216 in 2009 to RMB1,770,001 in 2010, which was primarily attributable to the effects of the realization of the deferred tax liability resulting from the amortization of the intangible assets acquired from the Group's acquisition of Royalstone and Proadvancer and deferred tax liabilities of eFuture Beijing.

Gain (Loss) from discontinued operations. Our loss from discontinued operations of RMB5,377,587 in 2009 became a gain from discontinued operations of RMB63,471 in 2010, which was primarily attributable to a decrease in loss before income taxes generated by the discontinued operations of Biaoshang and Wangku from approximately RMB5.3 million in 2009 to approximately RMB3.3 million in 2010 offset by the gain on disposal of Biaoshang of RMB3.4 million.

Holding Company Structure

We are a holding company with no operations of our own. All of our operations are conducted through eFuture Beijing, our Chinese subsidiary. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon dividends and other distributions paid by eFuture Beijing. If eFuture Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends to us. In addition, Chinese legal restrictions permit payment of dividends to us by eFuture Beijing only out of its net income, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, eFuture Beijing may also be required to set aside a portion (at least 10%) of its after tax net income, if any, each year for certain reserve funds until the amount of the reserve reaches 50% of eFuture Beijing's registered capital. According to Chinese law, however, eFuture Beijing is required to withdraw reserve funds only in fiscal years following the elimination of its accumulated deficit in which it paid income tax. We do not believe that these fund reserves had or will have a material impact upon our liquidity. Although these statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings, the reserve funds are not distributable as cash dividends except in the event of a solvent liquidation of eFuture Beijing. This reserve fund is not distributable as a cash dividend.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management's judgment.

Revenue Recognition

We generate revenue from the sale of software, related hardware, professional services including maintenance and support contracts, and professional consulting, training and contract development services. At this time, we generally license our products to customers on a perpetual basis and we recognize revenue upon delivery of the products. In addition, we will provide technical advisory services after the delivery of our products to help our customers exploit the full value and functionality of our products. We recognize revenue from the technical advisory services under these agreements as the services are performed. We recognize revenue from maintenance services over the period of the agreement.

We recognize revenue when it is realized and earned. We consider revenue realized or realizable and earned when:

•	we have persuasive evidence of an arrangement;
•	delivery has occurred;
•	the sales price is fixed or determinable; and
•	collectability is reasonably assured.

We consider delivery to occur when (i) products have been shipped or services have been provided to the client, (ii) risk of loss has transferred to the client, (iii) we have obtained client acceptance, (iv) client acceptance provisions have lapsed, or (v) we have objective evidence that the criteria specified in client acceptance provisions have been satisfied. We consider the sales price to be fixed or determinable when all contingencies related to the sale have been resolved. We have not encountered significant difficulty in the past with our customers accepting our products and services. Our products and services have generally fulfilled our customers' needs.

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

We generally recognize revenue from hardware sales when the product is shipped to the customer and when there are no unfulfilled company obligations that affect the customer's final acceptance of the arrangement.

We provide professional services for system integration which involve the design and development of complex information technology systems to the customer's specifications. We provide these services on a fixed-price contract, and the contract terms generally are short. We recognize revenue when delivery and acceptance is determined by a completion report signed by our customer.

Allowance for Doubtful Accounts

Trade receivables, net are stated as the amount management expects to collect from outstanding balances. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We maintain an allowance for potentially uncollectible trade receivables based on our assessment of the collectability of trade receivables. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, the customer's past payment history, its current credit-worthiness and current economic trends. Our allowance for doubtful accounts was RMB2.1 million in 2009, RMB3.0 million in 2010 and RMB4.1 million (US$0.7 million) in 2011.

Inventory and Work in Process

Inventory is comprised of purchased hardware and software available for resale and other consumable materials. Labor and overhead costs are allocated to each contract based on actual labor hours incurred. Work in process consists of labor and overhead costs and outsourced service fees incurred on services contracts that have not been completed. Inventory and work in process are stated at the lower of cost or net realizable value.

Provisions are made for excess, slow moving and obsolete purchased hardware and software held for resale, as well as for inventories and work in process with carrying values in excess of net realizable value. We use the future selling price less the estimated taxes and future expenditure as the estimates of net realizable value on contract basis.

Share-Based Compensation

We account for share-based compensation in accordance with ASC subtopic 718-10, or ASC 718-10, Compensation-Stock Compensation: Overall. Under the provisions of ASC 718-10, share-based compensation cost is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes-Merton (BSM) option-pricing model and is recognized as expense over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. Volatility is measured using historical daily price changes of each ordinary shares over the respective expected life of the option. Expected option life is the number of years that we estimate, based on the vesting and contractual terms and employee demographics. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change. If any of the assumptions used in the BSM model change significantly, share-based compensation expenses may differ materially in the future from that recorded in the current period.

Property and Equipment

We depreciate property and equipment on a straight-line basis over their estimated useful lives, which range from five years for motor vehicles and four years for purchased software and communication and office equipment to shorter of three years or the lease term for leasehold improvements. These estimated lives have been reasonably accurate in the past and have been based on historical experience and the estimated useful lives of similar assets by other software companies. These estimates are reasonably likely to change in the future since they are based upon matters that are highly uncertain such as the general economy, potential changes in technology and estimated cash flows from the use of these assets.

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

Valuation of Long-Lived Assets

We evaluate long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall. When such events occur, we assess the recoverability of the asset group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We have made impairment loss of intangible assets of RMB2.4 million and RMB4.1 million (US$0.7 million) for the years ended December 31, 2010 and 2011, respectively. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. However, circumstances could cause us to have to reduce the value of our capitalized software more rapidly than we have in the past if our revenues were to significantly decline. Estimated cash flows from the use of the long-lived assets are highly uncertain and therefore the estimation of the need to impair these assets is reasonably likely to change in the future. Should the economy or acceptance of our software change in the future, it is likely that our estimate of the future cash flows from the use of these assets will change materially. The amount of possible change is discussed above under Property and Equipment and Intangible Assets.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Under ASC 350-20, Intangibles — Goodwill and Other: Goodwill, goodwill is subject to an annual impairment test. If an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount, an interim impairment test is performed between annual tests. The impairment test includes a comparison of estimated discounted cash flows associated with the asset's carrying amount. If the fair value is less than the carrying amount of the asset, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. In the second step, the implied fair market value of goodwill is estimated and compared to the carrying amount. If the carrying amount of goodwill exceeds its implied fair market value, an impairment loss equal to this excess is recorded. The recorded loss cannot exceed the carrying amount of goodwill.

We completed our annual impairment test as of December 31, 2011, and the fair value of the reporting unit exceeded its carrying value by 7.1%. We utilized an income approach to estimate the fair value of each reporting unit. We selected this method because we believe that it most appropriately measures the income-producing capability of the reporting unit. The income approach is based on the projected cash flows, which are discounted to their present value using discount rates that consider the timing and risk of the forecasted cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting unit's expected long-term operating cash performance. Fair value is estimated using internally-developed forecasts and assumptions. The discount rate used is the average estimated value a market participant's cost of capital a debt, derived using the customary market metrics. Other significant assumptions include terminal growth rates, future capital expenditures, and changes in future working capital requirements. We also compare and reconcile our overall fair value to our market capitalization. The discount rate and terminal growth rate used in our impairment test were 23% and 3%, respectively. If the discount rate increased by 100 basis points, the fair value of the reporting unit would decrease by approximately RMB3.0 million which exceeded its carrying value by 4.8%. A decrease of 100 basis points in the terminal growth rate would result in approximately RMB1.0 million of declines in the fair value of the reporting unit which exceeded its carrying value by 6.3%. Such changes will not result in the failure of step 1 test in annual impairment test. Although there are inherent uncertainties related to the assumptions used and to our application of these assumptions to this analysis, we believe that the income approach provides a reasonable estimate of the fair value of our reporting unit.

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

We apply a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

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

The carrying amount of cash and cash equivalents, trade receivables, other receivables, other receivables due from previously consolidated entities, advances to suppliers, refundable value added tax, advances to employees, prepaid expenses, trade payables, taxes payable, other payables, accrued liabilities and advances from customers approximates fair value due to their immediate or short-term nature. The single compound embedded derivative within convertible notes we issued was recorded at fair value at the date of issuance, which was measured by using unobservable (Level 3) inputs.

B.	Liquidity and Capital Resources

Overview

We anticipate that our working capital will be sufficient to fund our cash needs and operations and to make payments on any existing liabilities for at least the next 12 months. We do not anticipate that we will need to use non-operational sources of cash, such as debt or equity financing, to meet our current cash needs. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell debt securities or borrow from banks.

The following table sets forth a summary of our cash flows for the years indicated:

	2010	2011
	(In millions of RMB)

Cash and cash equivalents	73.3	57.2
Net cash provided by (used in) operating activities	20.7	(6.5)
Net cash used in investing activities	(17.9)	(3.7)
Net cash provided by (used in) financing activities	12.2	(6.3)
Change in cash and cash equivalents of discontinued operations	1.2	(0.5)

Operating activities used cash of RMB6.5 million (US$1.0 million) in 2011 compared to providing cash of RMB20.7 million in 2010. The principal sources of our cash flow from operations are net income adjusted for depreciation, software amortization, the gain on derivatives and loss on extinguishment of convertible notes and share-based compensation expenses for directors and employees. The increase in cash used by operating activities was primarily due to an increase in the trade receivables of RMB5.7 million (US$0.9 million) and in the inventory and work in progress of RMB3.3 million (US$0.5 million), and the decrease in cash advances from customers of RMB18.8 million (US$3.0 million).

Investing activities used cash of RMB17.9 million in 2010 and RMB3.7 million (US$0.6 million) in 2011. In 2010, the primary decrease in use of cash in investing was attributable to the decrease of cash paid for acquisition of Proadvancer of RMB15 million.

Financing activities provided cash of RMB12.2 million in 2010 and used cash of RMB6.3 million (US$1.0 million) in 2011. Financing activities in 2011 mainly included cash paid for the redemption of convertible notes of RMB6.3 million (US$1.0 million).

Indebtedness

On March 13, 2007, we closed a Securities Purchase Agreement with three funds affiliated with two institutional investors, pursuant to which we raised RMB69,079,430 (net of cash loan costs of RMB8,330,570) by issuing $10,000,000 senior convertible notes along with Series A warrants and Series B warrants.

The convertible notes were initially convertible into 400,160 of our ordinary shares at $24.99 per share. Pursuant to the Agreement, the conversion price reset to $19.00 on June 11, 2008 since the market price of the Company's ordinary shares was below $19.00 on that day.

The Series A warrants are exercisable by the Holder within five years on any day on or after September 9, 2007 for an aggregate of 184,077 Shares, at an initial price of $28.25 per ordinary share, subject to adjustment. The Series B warrants to purchase an aggregate of 230,097 ordinary shares at an initial exercise price of $24.99 per Share expired on September 8, 2008. Likewise, the Placement Agent warrants to purchase 73,291 ordinary shares of the Company at an initial price of $24.99 per Share within five years on any day on or after September 9, 2007

On October 3, 2007, one of the investors converted RMB37,529,400 ($5,000,000) of the convertible notes into 200,080 ordinary shares. In July and August of 2008, another investor converted RMB27,326,700 ($4,000,000) of the convertible notes into 210,526 ordinary shares.

On November 25, 2011, we announced the purchase of senior convertible notes with a total aggregate outstanding principal amount equal to US$1 million. The purchase was made from our cash reserves. The notes were issued by the Company to certain institutional investors on March 13, 2007 and were due on March 12, 2012. We purchased the notes for the aggregate outstanding principal amount. The note holders agreed to waive all outstanding interest payments. The payment is not expected to have a material impact on the Company's business operations or growth plans.

C.	Research and Development

Our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses were RMB3.2 million, RMB8.2 million and RMB4.7 million (US$0.7 million) in 2009, 2010 and 2011, respectively. The information provided under Item 5.A, "Operating Results" details the Company's research and development activities.

D.	Trend Information

China Outlook

China's presence in the global consumer market has grown dramatically in recent years. China is already the biggest vehicle market and the second largest luxury market and is expected to become the world's largest consumer market within the next ten years. These statistics, combined with our attractive offerings, deep market knowledge and strong sales capabilities give us many reasons to be excited about our future. We are optimistic about the outlook for 2012.

Industry and Market Outlook

In the wake of benefiting from China's booming retail and consumer goods industries, we believe that our innovative and attractive software and services offerings will enable our ongoing growth to outpace that of the industry. Thanks to our efforts on the sales front, we have grown our project pipeline, and with it, our backlog. As of December 31, 2011 our contract backlog amounted to approximately RMB115.2 million (US$18.3 million).

Top Line Growth Drivers

•
As of December 31, 2011, our uncompleted project base was RMB115.2 million (US$18.3 million), including RMB45.1 million (US$7.2 million) of software license income, RMB56.7 million (US$9.0 million) of service fee income and RMB13.4 million (US$2.1 million) of hardware income, of which we expect to recognize approximately 70% in 2012.

•	We anticipate strengthening our software core business while increasing more stable recurring service and consulting service revenues.
•	We anticipate pursuing profitable growth by improving our delivery cost and operating expense structure.
•	We seek to use innovation to further broaden cloud service offerings.
•	We continually extend penetration into China's tier 2 and tier 3 cities.

E.	Off-Balance Sheet Arrangements

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payments Due By Period
	Less than				More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Operating Lease Obligations	¥17,063,123	¥6,834,826	¥9,004,700	¥1,223,597	¥-
Total	¥17,063,123	¥6,834,826	¥9,004,700	¥1,223,597	¥-

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of April 27, 2012. Mr. Johnson Li resigned on December 31, 2011, who is not included in this table.

Name	Age	Position
Adam Yan (1)(8)	44	Chairman and Chief Executive Officer
Dehong Yang (1)	49	President
Sean Zheng (1)	43	Chief Financial Officer
Qicheng Yang (1)	46	Chief Technology Officer
Tony Zhao (1)	47	Senior Vice President
Hongjun Zou (1)	44	Senior Vice President
Ping Yu (1)(7)	42	Director
Deliang Tong (1)(8)	47	Director
Dong Cheng, Ph.D. (1)(3)(4)(5)(9)	44	Independent director
John Dai (1)(4)(5)(8)	49	Independent director
Dennis O. Laing (3)(5)(6)(7)	66	Independent director
Brian Lin (1)(3)(4)(9)	47	Independent director
Weiquan Ren (1)(7)	49	Director
Ming Zhu (2)(9)	53	Independent director

(1)	The individual's business address is c/o eFuture Information Technology Inc., 8/F Topnew Tower, 15 Guanghua Road, Chaoyang District, Beijing 100026, China.
(2)	Mr. Zhu's business address is c/o RMCC International, Inc. 6724 Patterson Avenue, Richmond, Virginia 23226.
(3)	Member of audit committee.
(4)	Member of compensation committee.
(5)	Member of corporate governance committee.
(6)	Mr. Laing's business address is 4860 Cox Road, Suite 200, Glen Allen, Virginia 23060.
(7)	Class II director whose term expires in 2013.
(8)	Class III director whose term expires in 2014.
(9)	Class I director whose term expires in 2012.

Adam Yan. Mr. Yan is our Chairman, Chief Executive Officer and Co-founder. Mr. Yan co-founded eFuture in 1997, and is currently the Company's Chairman and Chief Executive Officer. He is also a standing director of the China Commerce Association for General Merchandise, the China Chain Store & Franchise Association and the China General Chamber of Commerce. Prior to founding eFuture, Mr. Yan was general manager of the Bangda Information Industry Center of Haikou Financial Bureau in Hainan Province from 1991 to 1997. From 1991 to 1994, he served as chief accounting software designer of Haikou Accounting Firm in Hainan Province. Mr. Yan holds a bachelor's degree in computer science and a master's degree in machine vision engineering from Chongqing University. He also studied accounting and finance at the Central University of Finance and Economics, Beijing. Mr. Yan has extensive executive experience in the software industry and provides the Company with valuable advice strategic direction and insights into industry trends.

Dehong Yang. Dr. Yang joined eFuture as President in January 2010. He also serves as Vice Director of the IT Committee and permanent member of the China Chain Store & Franchise Association, Vice Director of the Chinese Electronic Commerce Association, and Vice Director of the Commercial Automation Committee of the China Electronic Chamber of Commerce. From 2002 to 2009, Dr. Yang served as General Manager of the Retail Division of Wincor Nixdorf Retail & Banking Systems Co., Ltd. From 1995 to 2000, he was a consultant to the distribution industry for IBM China Company Ltd. Mr. Yang holds a doctor's degree in management from China People's University in Beijing and a bachelor's degree in mathematics from North-East University in Shenyang, Liaoning. His extensive international business management experience and proven track record of successfully executing on strategic initiatives equip him to manage eFuture's day-to-day operations and lead the implementation of its growth strategy.

Sean Zheng. Mr. Zheng has served as Chief Financial Officer since January 2011. He was most recently with New York Stock Exchange (NYSE) listed Advanced Micro Devices (AMD), where he served in financial controller roles in both China and the United States. Prior to joining AMD, Mr. Zheng was China Financial Controller at U.S.-headquartered Walbro Engine Management. He spent the earlier part of his career at NYSE-listed Motorola, where he worked for over 10 years in financial controller and financial management roles at the company's China operations. Mr. Zheng holds an MBA degree from Arizona State University and a bachelor's degree in economics from Tianjin University of Finance and Economics in China. Mr. Zheng's strong finance and accounting track record with leading U.S.-listed companies operating in the technology sector makes him ideally suited to lead eFuture's finance function.

Qicheng Yang. Prior to co-founding eFuture in 1997, Mr. Yang served as Chief Technology Officer of Hainan Fujie Industrial Inc., an information technology company delivering software and system integration services in Hainan Province, from 1995 to 1997. From 1993 to 1995, he was a manager in the system network department of Hainan Zhouli Sci-Tech Industrial Inc. From 1990 to 1993, Mr. Yang taught computing at Huazhong University of Science and Technology. He holds a bachelor's and a master's degrees in automatic control from Huazhong University of Science and Technology. Mr. Yang's extensive technical background provides eFuture with the leadership and experience needed to further develop its leading edge software and services solutions.

Tony Zhao. Dr. Zhao, serves as Senior Vice President, rejoined eFuture in December 2011 to focus on innovation, including the development of the Company's cloud services and social commerce business. He previously served as eFuture's Chief Strategy Officer and Vice President until April 2011 after initially joining eFuture in May 2007. Dr. Zhao served as chief editor of "E-commerce World", a leading magazine covering B2B and B2C in China, from 2000 to 2007. He has also served as an e-commerce expert to the National Development and Reform Commission and the Ministry of Commerce of the People's Republic of China. Dr. Zhao holds bachelor's and master's degrees in precision optoelectronic engineering and a doctorate degree, all from Chongqing University. Dr. Zhao's extensive experience, coupled with his technical background, make him ideally placed to develop eFuture's cloud services business, as well as to provide strategic guidance on how to capitalize on market opportunities and remain at the forefront of the industry.

Hongjun Zou. Currently Senior Vice President and Chief Innovation Officer, Mr. Zou co-founded eFuture in 1997 and previously served as Chief Operating Officer. From 1993 to 1997, Mr. Zou was General Manager and Chief Technology Officer of Hainan Fujie Industrial Company. He has a bachelor's degree in computer science from Chongqing University. Mr. Zou brings to eFuture a wealth of industry experience and the ability to broaden eFuture's solutions and service offerings.

Ping Yu. Ms. Yu is Chief Financial Officer of Prudent Energy. Prior to joining Prudent, Ms. Yu was CFO of Lentuo International and led its successful NYSE IPO in 2010. She was previously CFO of NASDAQ-listed eFuture Information Technology Inc., and has also worked as an auditor and consultant with Golf & Wrobleski in New York, as well as gaining additional professional experience in the banking and real estate industries. Ms. Yu received her bachelor's degree in accounting from Hubei University and her master's degree in business administration from Rutgers University. She is a Certified Public Accountant in the United States. Ms. Yu's experience in both the U.S. and China, together with her in-depth knowledge of eFuture gained as its former Chief Financial Officer, make her ideally placed to advise on finance and strategy.

Deliang Tong. Mr. Tong served as Chief Operating Officer of eFuture from July 2008 to September 2010, as well as President of wholly-owned subsidiary, eFuture (Beijing). He founded Guangzhou Royalstone System Integration Co. Ltd. in 1992, and served as its Chairman and Chief Executive Officer. Mr. Tong holds a bachelor's degree in electronics and a master's degree in software engineering, both from the University of Electronic Science and Technology of China. He served as department manager for Sichuan Xinchao Computing Group from 1989 to 1991, and as general manager for South China for Beijing Stone Group from 1991 to 1992. Mr. Tong's over 20 years of management experience and his extensive software and services industry background enable him to provide key insights into the development and management of an efficient and effective operational platform.

Dong Cheng, Ph.D. Dr. Cheng has served as a director since 2005. He has been at the School of Business, Renmin University of China, since 1993, working as an Assistant Professor from 1993 to 1995, an Associate Professor from 1995 to 2002, and as a Full Professor since 2002. Dr. Cheng has written numerous articles on the development of Chinese business practices. He holds bachelor's and master's degrees in computer software from Xi'an Jiao Tong University. He also holds a doctorate degree in business administration from Renmin University, and was a doctorate candidate in Computer Science at Peking University. Dr. Cheng leverages his role as Professor at Renmin University's business school to provide insight into emerging trends within China's economic and business development.

John Dai. Mr. Dai is an independent consultant on China strategy development, executive coaching, leadership development, sales management, large account management and business planning. He was previously Director of External Relations and International Cooperation at the China Association of Small and Medium Enterprises, an organization aimed at advancing the interests of China's small and medium enterprises internationally. From 2001 to 2002, Mr. Dai was Chief Executive Officer of Vanda Computer Systems, a Hong Kong based public company focused on systems integration and banking application services in China. Mr. Dai also has 12 years of experience in various executive positions at IBM, including General Manager of IBM's Greater China Distribution Industry Group. Mr. Dai holds a master's degree in civil engineering from Tsinghua University and a bachelor's degree in industrial and civil construction from Wuhan Industrial University. With over 20 years' experience in executive management positions within multinational companies and extensive knowledge of China's retail industry, Mr. Dai is ideally placed to advise on eFuture's strategic direction.

Dennis O. Laing. Mr. Laing has practiced law in Richmond, Virginia for over 30 years. He specializes in corporate law with a special interest in the energy, healthcare and technology sectors. Mr. Laing holds a bachelor's degree in government from the University of Virginia and a master's degree in law from the University of Richmond. He also serves as a director of NASDAQ-listed Sino-Global Shipping America, Ltd. Mr. Laing draws on over three decades of corporate law practice to offer the Board expert legal advice and guidance on regulations and compliance.

Brian Lin. Mr. Lin is Chief Executive Officer and a director of China Fire & Security Group, Inc., a leading total solution provider of industrial fire protection systems in China. From 2001 to 2005, he served as Chief Executive Officer of Beijing Linkhead Technologies. Prior to Linkhead, Mr. Lin held technical and managerial positions in various companies in the United States and Canada. Mr. Lin holds a bachelor's degree in electrical engineering from Huazhong University of Science and Technology and a master's degree in Electrical Engineering from University of Toronto. His successful corporate career in managing listed companies allows him to advise eFuture on the most effective and efficient ways to further create shareholder value.

Weiquan Ren. Mr. Ren has served as Chief Executive Officer of Shanghai Stock Exchange listed Shanshan Corporation since 2011, a senior partner at Cybernaut-Capital since 2006, and as Vice Dean at Zhejiang University Institute since 2007. He previously held senior management positions at Peking University, and worked at Founder Group Corp from 1993 to 2006. He was Chief Executive Officer of Hong Kong-listed Founder Electronics from 2001 to 2006, Vice President of Shanghai-listed Founder Technology Group Corp. from 1998 to 2001, and General Manager of the Eastern China Region of Founder Group in 1998 and general manager of the Hangzhou branch of Founder Group from 1998 to 2001. Before joining Founder, Mr. Ren spent seven years as a university professor. He holds a master's degree in engineering from the Department of Electric Machine Engineering of Zhejiang University and a bachelor's degree in engineering from the Department of Information Science and Electronic Engineering of Zhejiang University. Mr. Ren leverages his vast experience in the technology industry to provide the Board with key insights into the effective development and implementation of new, innovative platforms and services.

Ming Zhu. Mr. Zhu has served as a director since 2005, and he has been an international business consultant with RMCC International, Inc., a Richmond, Virginia based import/export consulting firm, since 1994. Mr. Zhu holds a bachelor's degree in English from Beijing Second Foreign Languages Institute and a master's degree in tourism and business from Virginia Commonwealth University. Mr. Zhu draws on his extensive business and consulting background to offer advice on best practice and business development and expansion.

There are no family relationships among any of the persons named above, and there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any such person was selected as a director or member of senior management.

B.	Compensation

For the fiscal year ended December 31, 2011, we paid an aggregate compensation of RMB4.6 million (US$730K) in cash to our executive officers. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We made contributions of RMB7.6 million (US$1.2 million) to statutory staff social benefit for all the employees including our executive officers for the fiscal year ended December 31, 2011.

Executive and Director Compensation

The following table shows the annual compensation paid by us to our executive officers and directors for the year ended December 31, 2011.which includes some bonus for the fiscal year 2010.

Annual Compensation for Year Ended December 31, 2011
			All Other
Name	Salary	Bonus	Compensation
Adam Yan	¥455,689	¥123,368	—
Chairman, Chief Executive Officer and Director
Dehong Yang	¥911,731	¥416,318	—
President
Deliang Tong	¥120,100	¥180,963	—
Ex-Chief Operating Officer and Director	$15,200
Sean Zheng	¥593,655	¥50,000	—
Chief Financial Officer
Qicheng Yang	¥420,623	¥66,756	—
Chief Technology Officer
Hongjun Zou	¥362,765	¥36,000	—
Senior Vice President
Johnson Li*	¥426,082	¥20,920	—
Former Senior Vice President
Ping Yu	$15,200	¥—	—
Ex-Chief Financial Officer and Director
Tony Zhao**	¥108,292	¥108,723	—
Vice President and Chief Strategy Officer
Ming Zhu	$9,600	—	—
Director
Dong Cheng, Ph.D.	$9,700	—	—
Director
John Dai	$8,700	—	—
Director
Dennis O. Laing	$7,800	—	—
Director
Brian Lin	$9,600	—	—
Director
Weiquan Ren	$8,700	—	—
Director

* Mr. Johnson Li resigned on December 31, 2011.
** Dr. Tony Zhao resigned in April 2011 and rejoined eFuture in December 2011.

Incentive Compensation Plans

On April 18, 2001, the Company adopted the 2001 Option Plan (the "2001 Plan"), under which 59,063 stock options were granted to key employees, each with an exercise price of $4.71, a contractual life of 11 years and evenly vest over a five-year period.

Under the 2001 Plan, the Company's board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders' approval.

On January 31, 2007, the Company adopted the 2005 Option Plan Set One (the "2005 Plan I"), under which 65,875 stock options were granted to key employees (including directors and senior management who are key employees), each with an exercise price of $25.42, a contractual life of 10 years and evenly vest over a five-year period.

On September 17, 2007, the Company adopted the 2005 Option Plan Set Two (the "2005 Plan II"), under which 65,800 stock options were granted to key employees, each with an exercise price of $11.71, a contractual life of 10 years and evenly vest over a five-year period.

Under the 2005 Plan I and Plan II, the Company's board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders' approval.

On December 11, 2009, the Company adopted a share incentive plan (the "2009 Plan"), which provided for the granting of share incentives, including Incentive Stock Option (ISO) and restricted shares to our key employees. Under the 2009 Plan, 175,000 stock options were granted to our key employees with an exercise price of $6.55 and a contractual life of 10 years, 84,000 and 69,000 restricted shares are granted to members of the board of directors and senior management, receptively, with no cash consideration. Pursuant to the 2009 Plan, options and restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

The 2009 Plan is administered by the Company's Nominee and Compensation Committee. The Nominee and Compensation Committee has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. The Company's board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders' approval.

On December 20, 2011, the Company's stockholders approved the Company's 2011 Share Incentive Plan (the "2011 Plan"), which provides for the granting of equity incentives, including stock options and restricted shares to our key employees. We have reserved a total of 393,745 ordinary shares for grant under the 2011 Plan in accordance with its terms. A description of the 2011 Plan is set forth in Proposal 2 of the Notice of Annual Meeting of Shareholders and Proxy Statement for the 2011 Annual General Meeting, filed as Exhibit 99.1 to the Company's report on Form 6-K filed on November 30, 2011, and is incorporated herein by reference.

Summarized details of 2005 Plan I, 2005 Plan II and 2009 Plan are as follows. No options or restricted shares were granted as of December 31, 2011 under the 2011 Plan.

	2005 Plan I	2005 Plan II	2009 Plan
	Option	Option	Option	Restricted shares
Total Option/Restricted Shares Granted	65,875	65,800	175,000	153,000
Grant Date	31-Jan-07	17-Sep-09	11-Dec-09	11-Dec-09
Exercise Price	$25.42	$11.71	$6.55	N/A
Vesting Period	5 years	5 years	3 years	3 years
Vesting Terms	20%	20%	25%(1)	25%(1)
Expired Period	10 years	10 years	10 years	N/A
Grant date fair value per option/restricted share	$25.72	$8.27	$5.02	$6.55

(1) Vesting occurs on the following schedule: (a) 25% on the grant date and (b) 25% on each anniversary of the grant date

As of December 31, 2011, the total compensation cost related to stock options and restricted shares not yet recognized were RMB3.8 million (US$0.6 million) and RMB1.6 million (US$0.3 million), respectively, which are expected to be recognized over a weighted-average period of 1 year and 1 year, respectively.

Total compensation cost for share-based payment arrangement recognized for the years ended December 31, 2009, 2010 and 2011 were RMB6.2 million, RMB5.5 million and RMB5.3 million (US$0.8 million), respectively.

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

As of December 31, 2011, we had 869 employees, all of whom were based in China. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement. As of December 31, 2011, 2010 and 2009, we had 869, 740 and 671 employees, respectively.

	December 31, 2009	December 31, 2010	December 31, 2011
Total	671	740	869
General & Administrative	89	88	75
Sales & Marketing	132	75	97
Research & Development	150	160	105
Software Development & Services	300	417	592

E.	Share Ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares and options as of the date of this annual report, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 4,334,760 ordinary shares, which includes 3,977,221 ordinary shares currently outstanding and 357,539 restricted shares and options to purchase ordinary shares which have vested or will vest within 60 days. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)

Adam Yan (3)	546,729	12.61%
Dehong Yang (4)	25,000	*
Qicheng Yang (5)	50,023	1.15%
Hongjun Zou (6)	173,070	3.99%
Ping Yu (7)	17,500	*
Deliang Tong (8)	178,247	4.11%
Dong Cheng, Ph.D.(9)	25,500	*
John Dai (10)	13,500	*
Dennis O. Laing (11)	11,450	*
Brian Lin (10)	13,500	*
Ming Zhu (11)	11,250	*
Directors and executive officers as a group (12 people)(12)	1,065,769	24.59%

* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying currently exercisable options held by such person.
(3)	Includes 3,750 vested restricted shares, currently exercisable options to purchase 6,947 ordinary shares and 152,604 ordinary shares through eFuture Inc, whose beneficial owner is Adam Yan.
(4)	Includes 15,000 vested restricted shares.
(5)	Includes 6,000 vested restricted shares and currently exercisable options to purchase 6,579 ordinary shares.
(6)	Includes 2,250 vested restricted shares and currently exercisable options to purchase 6,777 ordinary shares.
(7)	Includes 7,500 vested restricted shares and currently exercisable options to purchase 10,000 ordinary shares.
(8)	Includes 4,500 vested restricted shares.
(9)	Includes 13,500 vested restricted shares and currently exercisable options to purchase 12,000 ordinary shares.
(10)	Includes 13,500 vested restricted shares.
(11)	Includes 11,250 vested restricted shares.
(12)	Includes 102,000 vested restricted shares and currently exercisable options to purchase 42,303 ordinary shares. Mr. Johnson Li resigned on December 31, 2011, which is not included in this table.

Share Incentive Plan

As of December 31, 2011, we had four share incentive plans in effect. 62,499 shares were reserved under our 2001 Share Incentive Plan, 131,675 shares were reserved under our 2005 Share Incentive Plan, 332,000 shares were reserved under our 2009 Share Incentive Plan and 393,745 shares were reserved under our 2011 Share Incentive Plan. The following table displays the number of shares outstanding under each plan that have been granted and the number remaining under each plan as of the date of filing.

	2001 Share Incentive Plan	2005 Share Incentive Plan	2009 Share Incentive Plan	2011 Share Incentive Plan
Shares Granted under Plan (1)	52,525	110,475	303,250	-
Remaining Shares Available under Plan (2)	9,974	21,200	28,750	393,745
Total	62,499	131,675	332,000	393,745

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

The following table sets forth information with respect to beneficial ownership of our ordinary shares and options as of the date of this annual report, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 4,334,760 ordinary shares, which includes 3,977,221 ordinary shares currently outstanding and 357,539 restricted shares and options to purchase ordinary shares which have vested or will vest within 60 days. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)

Adam Yan (3)	546,729	12.61%
Zhu-Xu 2006 Charitable Remainder Unitrust	397,175	9.16%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such person.
(3)	Includes 3,750 vested restricted shares, currently exercisable options to purchase 6,947 ordinary shares and 152,604 ordinary shares held by eFuture Inc., whose beneficial owner is Adam Yan.

B.	Related Party Transactions

On March 15, 2010, the Company acquired 15% of the equity interest of cFuture, and cFuture became a related party of the Company. For the period from March 15, 2010 to December 31, 2010, eService purchased from cFuture was RMB367,000, and the implementation service fee revenue derived from cFuture was RMB35,460. No such transaction occurred in 2011.

The senior Vice President of the Company, Hongjun Zou, is the Chief Executive Officer of cFuture. The Company paid his salary and statutory social welfare on behalf of cFuture of RMB137,939 and RMB150,000 for the years ended December 31, 2009 and 2010, respectively. No such transaction occurred in 2011.

On September 23, 2010, the Company signed a Share Purchase Agreement ("September Agreement") to sell 337,685 ordinary shares to 13 purchasers. The price of the shares is equal to US$5.37 per share, the average closing price of the Company's ordinary shares for the 20 consecutive trading days ending on, and including, September 23, 2010. 152,604 of the shares was purchased by eFuture Inc., a Cayman Islands holding company controlled by the Company's chairman and Chief Executive Officer, Adam Yan. 78,212 and 36,320 of the shares were sold to a board member (other than independent directors) and executive management of the Company, respectively. The issuance or register of such shares was completed on January 6, 2011.

In April 2011, the Company paid car rental fee of RMB135,000 (US$21,449) to Hongjun Zou, the senior Vice President of the Company. For the year ended December 31, 2011, half of this amount was amortized to the income statement prescribed by the contractual term.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

The consolidated financial statements of eFuture Information Technology Inc. are included at the end of this annual report, beginning with page F-1.

Legal and Administrative Proceedings

On October 12, 2011, the plaintiff, Microsoft Corporation, filed four software copyright infringement claims against eFuture Beijing at Wuhan Intermediate People's Court. Under these claims, the plaintiff demands eFuture Beijing's immediate cease of use of the infringing software products, a damage of total RMB2,000,000 (US$317,768) for the loss suffered by the plaintiff, the recovery for reasonable expenses incurred to the plaintiff and the litigation fees. eFuture Beijing disagrees that Wuhan Intermediate People's Court has the jurisdiction to hear these cases, and is currently in the process of requesting a review of jurisdiction from the Supreme People's Court.

Other than as described above, we are not currently a party to any serious litigation or other legal proceedings brought against us. We are also not aware of any legal proceedings, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations. We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

Item9.	The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol "EFUT." The following table sets forth the high and low market prices for (i) the Company's most recent five fiscal years, (ii) the quarterly periods for the Company's last two fiscal years and the first two quarters of 2012, and (iii) the most recent four months on a monthly basis.

Full Financial Years	Low	High

January 1, 2011 — December 31, 2011	$3.18	$6.05
January 1, 2010 — December 31, 2010	$4.35	$7.39
January 1, 2009 — December 31, 2009	$4.71	$13.84
January 1, 2008 — December 31, 2008	$2.51	$19.44
January 1, 2007 — December 31, 2007	$14.70	$37.26

Fiscal Quarters

April 1, 2012 — April 20, 2012	$4.00	$4.40
January 1, 2012 — March 31, 2012	$3.87	$4.85
October 1, 2011 — December 31, 2011	$3.18	$4.71
July 1, 2011 — September 30, 2011	$3.52	$6.00
April 1, 2011 — June 30, 2011	$3.31	$5.68
January 1, 2011 — March 31, 2011	$4.83	$6.05
October 1, 2010 — December 31, 2010	$5.20	$7.39
July 1, 2010 — September 30, 2010	$4.45	$6.05
April 1, 2010 — June 30, 2010	$4.35	$6.57
January 1, 2010 — March 31, 2010	$5.25	$6.92

Monthly

April 2012 (through April 20, 2012)	$4.00	$4.40
March 2012	$3.87	$4.16
February 2012	$3.91	$4.65
January 2012	$4.27	$4.85

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol "EFUT."

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item10.	Additional Information

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

The information required by this item is incorporated by reference to the material headed "Description of Share Capital" in our Registration Statement on Form F-1, File No. 333-126007, as filed with the SEC.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, "Information on the Company"

D.	Exchange Controls

Exchange Controls in China

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

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange.

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

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor's particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions;
•	life insurance companies;
•	tax-exempt organizations;
•	dealers in securities or foreign currencies;
•	traders in securities that elect to apply a mark-to-market method of accounting;
•	persons holding ordinary shares as part of a position in a "straddle" or as part of a "hedging," "conversion" or "integrated" transaction for U.S. federal income tax purposes;
•	persons subject to the alternative minimum tax provisions of the Code; and
•	persons that have a "functional currency" other than the U.S. dollar.

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

As used herein, the term "U.S. Holder" means a beneficial owner of ordinary shares that is:

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

If you are not a U.S. Holder, this subsection does not apply to you and you should refer to "Non-U.S. Holders" below.

Taxation of Dividends and Other Distributions on Ordinary shares

Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to the ordinary shares, other than certain pro rata distributions of our shares, will be includible in a U.S. Holder's gross income as ordinary dividend income when received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of the tax basis in the ordinary shares, and to the extent the amount of the distribution exceeds the U.S. Holder's tax basis, the excess will be taxed as capital gain. Any gain recognized by a non-corporate U.S. Holder on the sale or exchange of ordinary shares generally will be subject to a maximum tax rate of 15%, which maximum tax rate will increase under current law to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009.

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

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares will be "passive income" or, in the case of certain U.S. Holders, "financial services income." In particular circumstances, a U.S. Holder that:

•	has held the ordinary shares for less than a specified minimum period during which it is not protected from risk of loss,
•	is obligated to make payments related to the dividends, or
•
holds the ordinary shares in arrangements in which the U.S. Holder's expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ordinary shares.

Distributions to a U.S. Holder of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all our shareholders should not be subject to U.S. federal income tax. The basis of the new shares or rights so received will be determined by allocating the U.S. Holder's tax basis in the ordinary shares between the ordinary shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the new shares or rights will be zero if:

•	the fair market value of the new shares or rights is less than 15.0% of the fair market value of the old ordinary shares at the time of distribution; and
•	the U.S. Holder does not make an election to determine the basis of the new shares by allocation as described above.

The U.S. Holder's holding period in the new shares or rights will generally include the holding period of the old ordinary shares on which the distribution was made.

Taxation of Disposition of Ordinary shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of ordinary shares equal to the difference between the amount realized (in U.S. dollars) for the ordinary shares and the U.S. Holder's tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. Any gain or loss that you recognize will generally be treated as United States source income or loss, except that losses will be treated as foreign source losses to the extent you received dividends that were includible in the financial services income basket during the 24-month period prior to the sale. If the ordinary shares are not stock in a passive foreign investment company with respect to a U.S. Holder in either the taxable year of the distribution or the preceding taxable year, the distribution otherwise constitutes qualified dividend income for United States federal income tax purposes, certain holding period and other requirements are met, and the distribution is received in a taxable year beginning prior to January 1, 2009, the distribution will be taxable to a non-corporate U.S. Holder at a maximum rate of 15%.

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

If we are a passive foreign investment company for any taxable year during which a U.S. Holder holds ordinary shares, the U.S. Holder will be subject to special tax rules with respect to:

•	Any "excess distribution" that the U.S. Holder receives on ordinary shares, and
•	Any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the ordinary shares, unless the U.S. Holder makes a "mark-to-market" election as discussed below.

Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder's holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if the U.S. Holder holds the ordinary shares as capital assets.

A U.S. shareholder of a passive foreign investment company may avoid taxation under the excess distribution rules discussed above by making a "qualified electing fund" election to include the U.S. Holder's share of our income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the passive foreign investment company agrees to furnish the shareholder annually with certain tax information, and we do not presently intend to prepare or provide such information.

Alternatively, a U.S. Holder of "marketable stock" in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election for the ordinary shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over the U.S. Holder's adjusted basis in such ordinary shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. Holder's income for prior taxable years. Amounts included in a U.S. Holder's income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. A U.S. Holder's basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

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

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our ordinary shares unless the income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares unless such gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist.

Dividends and gains that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30.0% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our ordinary shares or the proceeds received on the sale, exchange or redemption of our ordinary shares paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder's U.S. federal income tax liability provided that the appropriate returns are filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on IRS Form W-8BEN.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed this Annual Report on Form 20-F with the SEC under the Exchange Act. Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

Not applicable.

Item11.	Quantitative and Qualitative Disclosures about Market Risk

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

Foreign Exchange Risk

Virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Any significant revaluation of RMB against the U.S. dollar may materially affect our revenues, earnings and financial position in U.S. dollars. The RMB appreciated by 4.49% against the U.S. dollar in 2011 and the exchange rate between the RMB and the U.S. dollar was relatively stable in 2010 and 2009. If the Renminbi continuously appreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will be subject to change. See "Risk Factors — Fluctuation of the Renminbi could materially affect our financial condition and results of operations."

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was negative 0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively. The Chinese government may introduce measures in the future intended to reduce the inflation rate in China. We cannot assure you that these measures will not have a significant impact on our business. Any such measures may not be successful or immediately effective in reducing or slowing the increase in China's inflation rate. Sustained or increased inflation in China may have an impact on China's economy and our customers, which may adversely affect our business and financial results.

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

According to the PRC Corporate Income Tax Law, or the CIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the CIT Law, foreign-invested enterprises and domestic enterprises are subject to corporate income tax, at a uniform rate of 25%. The CIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rates according to then effective tax laws and regulations will gradually transition to the uniform 25% CIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the CIT Law if they qualify as "high and new technology enterprises strongly supported by the state," subject to certain general factors described in the CIT Law and the related regulations.

In December 2008, our subsidiary eFuture Beijing was designated as "High and New Technology Enterprises" under the CIT Law, which entitles it to a preferential enterprise income tax rate of 15% from 2008 to 2013. Biaoshang and Wangku were subject to a 25% tax rate in 2009 and 2010, respectively.

The CIT Law treats enterprises established outside of China with "effective management and control" located in China as PRC resident enterprises for tax purposes. The term "effective management and control" is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC CIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2011, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

Item12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item13.	Defaults, Dividend Arrearages and Delinquencies

None

Item14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

None

Item15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

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

As required by Rule 13a-15 (b) under the Securities Exchange Act, our management has carried out an evaluation under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the period covered by this report.

Based upon that evaluation, our management has concluded that as of December 31, 2011, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the framework set forth in the report entitled "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company's internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring. Based on that evaluation, management concluded that these controls were effective at December 31, 2011.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Item16.	[Reserved]

Item16A.	Audit Committee Financial Expert

The Company's Board of Directors has determined that Mr. Brian Lin qualifies as an "audit committee financial expert" in accordance with applicable NASDAQ Capital Market standards. Mr. Lin is not deemed to be an "expert" for any purpose, including for purposes of section 11 of the Securities Act of 1933, as a result of being designated as an audit committee financial expert, and this designation does not impose on Mr. Lin any duties, obligations or liability that are greater than those imposed on him as a member of the Audit Committee and Board of Directors in the absence of that designation.

The Company's Board of Directors has also determined that Mr. Lin and the other members of the Audit Committee are all "independent" in accordance with the applicable NASDAQ Capital Market standards.

Item16B.	Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company's employees, including its principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. A copy of the Code of Business Conduct and Ethics was filed as an exhibit to our 2006 Annual Report. In addition, the Company has posted this information on its website at www.e-future.com.cn. The Company will provide any person a copy of its Code of Business Conduct and Ethics, without charge, upon request. Such request should be addressed to:

eFuture Information Technology Inc.
8F Topnew Tower
15 Guanghua Road
Chaoyang District
Beijing 100026, People's Republic of China
Attention: Secretary

Item16C.	Principal Accountant Fees and Services

Audit Fees

For the year ended December 31, 2010, we incurred in the aggregate amounts of $169,000 and $9,000 for the annual audit of our financial statements and the quarterly review of our financial information, which was billed or expected to be billed by Grant Thornton China and JBPB & Co., respectively. For the year ended December 31, 2011, we incurred in the aggregate amounts of RMB1,050,000 (US$166,828) for the annual audit of our financial statements, which was billed by Grant Thornton China.

Audit Related Fees

There were no audit related fees incurred for fiscal years 2010 and 2011.

Tax and All Other Fees

We did not pay JBPB & Co. and Grant Thornton China any fees for tax or other services for fiscal years 2010 and 2011, respectively.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee has the sole authority to approve all audit engagement fees and terms, and the Audit Committee, or as member of the Audit Committee, must pre-approve any audit and non-audit service provided to the Company by the Company's independent auditor. Our Audit Committee approved all of the services provided by Grant Thornton China and JBPB & Co. for fiscal year 2011 and 2010, respectively.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant's Certifying Accountant.

None

Item 16G.	Corporate Governance.

Our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market.

PART III
Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of eFuture Information Technology Inc. are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

1.1 Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on June 21, 2005)
1.2 Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (incorporated by reference to Exhibit 3.3 of the Registrant's Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on October 18, 2005)
2.1 Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on August 22, 2005)
4.1 Securities Purchase Agreement dated as of March 13, 2007 by and among the Company, Capital Ventures International ("CVI"), Hudson Bay Fund, LP ("HBF") and Hudson Bay Overseas Fund, Ltd. ("HBOF") (incorporated by reference to Exhibit 99.1 of the Registrant's Current Report on Form 6-K filed with the SEC on March 15, 2007)
4.2 Registration Rights Agreement, dated March 13, 2007 by and among the Company, CVI, HBF and HBOF (incorporated by reference to Exhibit 99.5 of the Registrant's Current Report on Form 6-K filed with the SEC on March 15, 2007)
4.3 Form of Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (incorporated by reference to Exhibit 99.3 of the Registrant's Current Report on Form 6-K filed with the SEC on March 15, 2007)
4.4 Form of Series A Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (incorporated by reference to Exhibit 99.2 of the Registrant's Current Report on Form 6-K filed with the SEC on March 15, 2007)
4.5 Form of Series B Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (incorporated by reference to Exhibit 99.3 of the Registrant's Current Report on Form 6-K filed with the SEC on March 15, 2007)
4.6 Acquisition of Beijing Wangku Hutong Information Technology Co., Ltd. (incorporated by reference to Exhibit 99.1 of the Registrant's Current Report on Form 6-K filed with the SEC on May 21, 2007)
4.7 Acquisition of Crownhead Holdings Ltd. And Royalstone System Integrated Co., Ltd (incorporated by reference to Exhibit 99.1 of the Registrant's Current Report on Form 6-K filed with the SEC on August 15, 2007)
4.8* English translation of Equity Transfer Agreement dated as of July 16, 2010 between Tingchao Zhao (the nominee of the Registrant) and Boyong Jiang
4.9* English translation of Equity Transfer Agreement dated as of March 13, 2011 between Xuejun Zhang (the nominee of the Registrant) and Haibo Wang
4.10* Loan Agreement dated as of January 18, 2011 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Changshengtiandi
4.11* Loan Agreement dated as of January 18, 2011 between eFuture Beijing and Hongjun Zou, one of the shareholders of Changshengtiandi
4.12* Share Pledge Agreement dated as of January 18, 2011 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Changshengtiandi
4.13* Share Pledge Agreement dated as of January 18, 2011 between eFuture Beijing and Hongjun Zou, one of the shareholders of Changshengtiandi
4.14* Exclusive Option Agreement dated as of January 18, 2011 between eFuture Beijing, Changshengtiandi and Xuejun Zhang, one of the shareholders of Changshengtiandi
4.15* Exclusive Option Agreement dated as of January 18, 2011 between eFuture Beijing, Changshengtiandi and Hongjun Zou, one of the shareholders of Changshengtiandi

4.16* Exclusive Business Cooperation Agreement dated as of January 18, 2011 between eFuture Beijing and Changshengtiandi
4.17* Supplemental Agreement to Exclusive Business Cooperation Agreement dated as of April 23, 2012 between eFuture Beijing and Changshengtiandi
4.18* Power of Attorney dated as of January 18, 2011 issued by Xuejun Zhang, one of the shareholders of Changshengtiandi
4.19* Power of Attorney dated as of January 18, 2011 issued by Hongjun Zou, one of the shareholders of Changshengtiandi
8.1* Subsidiaries of the Registrant
11.1 Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 of the Registrant's Annual Report on Form 6-K filed with the SEC on June 28, 2007)
12.1* Section 302 Certification of Adam Yan
12.2* Section 302 Certification of Sean Zheng
13.1* Section 906 Certification of Adam Yan
13.2* Section 906 Certification of Sean Zheng

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People's Republic of China, on the 30th day of April, 2012.

EFUTURE INFORMATION TECHNOLOGY INC.

By:	/s/ Adam Yan
Name:	Adam Yan
Title:	Chairman and Chief Executive Officer (Principal Executive Officer)

Date: April 30, 2012
By:	/s/ Sean Zheng
Name:	Sean Zheng
Title:	Chief Financial Officer (Principal Financial Officer)

Date: April 30, 2012

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

eFuture Information Technology Inc.

We have audited the accompanying consolidated balance sheets of eFuture Information Technology Inc. (a Cayman Islands corporation) and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eFuture Information Technology Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and cash flows for each of the two years ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2009 consolidated financial statements to retrospectively apply changes in presentation of prior period amounts in relation to discontinued operations, as described in Note 3 to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2009 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2009 consolidated financial statements taken as a whole.

/s/ GRANT THORNTON

Beijing, The People's Republic of China
April 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

eFuture Information Technology Inc.

We have audited, before the effects of the retrospective adjustments for the discontinued operations described in Note 3 to the consolidated financial statements, the accompanying consolidated statements of operations, stockholders' equity, and cash flows of eFuture Information Technology, Inc. (a Cayman Islands corporation) and subsidiaries (the "Company") for the year ended December 31, 2009 (the 2009 consolidated financial statements before the effects of the retrospective adjustments described in Note 3 to the consolidated financial statements are not presented herein). The 2009 consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2009 consolidated financial statements, before the effects of the retrospective adjustments for the discontinued operations described in Note 3 to the consolidated financial statements, present fairly, in all material respects, the results of operations and cash flows of eFuture Information Technology Inc. and subsidiaries for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the discontinued operations described in Note 3 to the consolidated financial statements and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ JBPB & Co. (formerly known as GRANT THORNTON)

Hong Kong
June 29, 2010

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2011

		Chinese Yuan (Renminbi)		U.S. Dollars
		December 31,		December 31,
	Note	2010	2011	2011
ASSETS
Current assets
Cash and cash equivalents		¥73,250,856	¥57,157,078	$9,081,345
Trade receivables, net of allowance for doubtful accounts of ¥2,987,733 and ¥3,559,207($565,501), respectively	4	14,577,251	19,904,642	3,162,529
Refundable value added tax		2,655,666	6,950,923	1,104,390
Advances to employees		2,469,570	1,749,427	277,956
Advances to suppliers		2,050,911	331,040	52,597
Other receivables due from previously consolidated entities	3	3,095,000	1,067,000	169,529
Other receivables		2,361,686	2,021,053	321,113
Prepaid expenses		670,619	1,465,219	232,800
Inventory and work in process, net of inventory provision of ¥3,138,266 and ¥4,507,846($716,225), respectively	5	15,625,686	28,001,490	4,448,989
Current assets of discontinued operations	3	1,593,013	-	-
Total current assets		118,350,258	118,647,872	18,851,248
Non-current assets
Long-term investments, net of impairment of nil and ¥240,000($38,132), respectively		240,000	-	-
Deferred loan costs		471,808	-	-
Property and equipment, net of accumulated depreciation of ¥4,641,786 and ¥5,748,528($913,349), respectively	6	4,617,831	3,930,974	624,570
Intangible assets, net of accumulated amortization of ¥54,687,822 and ¥65,846,644($10,461,978), respectively	7	24,264,471	17,190,976	2,731,371
Goodwill	7	80,625,667	80,625,667	12,810,128
Non-current assets of discontinued operations	3	13,262,120	-	-
Total non-current assets		123,481,897	101,747,617	16,166,069
Total assets		¥241,832,155	¥220,395,489	$35,017,317

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2011 (CONTINUED)

		Chinese Yuan (Renminbi)		U.S. Dollars
		December 31,		December 31,
	Note	2010	2011	2011
LIABILITIES AND EQUITY
Current liabilities
Trade payables		¥6,763,668	¥12,500,602	$1,986,146
Other payables	8	11,236,527	12,525,300	1,990,070
Accrued expenses	9	16,000,966	14,464,113	2,298,116
Taxes payable		6,508,039	4,205,734	668,224
Advances from customers		42,688,878	49,653,714	7,889,180
Deferred tax liabilities, current portion	15	995,104	623,600	99,080
Liabilities of discontinued operations	3	18,182,475	-	-
Total current liabilities		102,375,657	93,973,063	14,930,816
Long-term liabilities
10% ¥6,600,000 and nil convertible notes payable, net of ¥6,552,850 and nil of unamortized discount, respectively	16	47,150	-	-
Derivative liabilities	16	354,420	3,168	503
Deferred tax liabilities	15	2,733,107	413,130	65,640
Total long-term liabilities		3,134,677	416,298	66,143

Commitments and contingencies	18

Equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,599,536 shares and 3,977,221 shares issued and outstanding, respectively	10	2,161,766	2,353,068	373,865
Additional paid-in capital	10	220,293,916	225,411,222	35,814,236
Statutory reserves		3,084,020	3,305,527	525,195
Accumulated deficits		(86,011,313)	(105,063,689)	(16,692,938)
Total eFuture Information Technology Inc. Shareholders' Equity		139,528,389	126,006,128	20,020,358
Non-controlling interest	12	(3,206,568)	-	-
Total equity		136,321,821	126,006,128	20,020,358
Total liabilities and equity		¥241,832,155	¥220,395,489	$35,017,317

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

		Chinese Yuan (Renminbi)			U.S. Dollars
					For the
					Year Ended
		For the Years Ended December 31,			December 31,
	Note	2009	2010	2011	2011
Revenues
Software revenue		¥54,187,769	¥63,887,988	¥52,599,132	$8,357,160
Hardware revenue		21,518,084	35,805,127	38,838,235	6,170,774
Service fee revenue		33,130,034	52,209,569	83,011,113	13,189,138
Total Revenues		108,835,887	151,902,684	174,448,480	27,717,072

Cost of revenues
Cost of software revenue		(13,805,682)	(11,952,426)	(12,658,868)	(2,011,292)
Cost of hardware revenue		(17,294,931)	(31,282,457)	(32,412,956)	(5,149,900)
Cost of service fee revenue		(22,067,175)	(30,748,994)	(57,885,408)	(9,197,065)
Amortization of acquired technology		(11,513,910)	(10,353,492)	(7,838,965)	(1,245,486)
Amortization of software costs		(4,280,233)	(4,734,364)	(3,319,857)	(527,472)
Impairment loss of intangible assets	7	-	(2,401,502)	(4,135,194)	(657,016)
Total Cost of Revenues		(68,961,931)	(91,473,235)	(118,251,248)	(18,788,231)

Gross Profit		39,873,956	60,429,449	56,197,232	8,928,841

Operating Expenses
Research and development expenses		(3,165,788)	(8,152,923)	(4,666,122)	(741,372)
General and administrative expenses		(33,620,855)	(39,253,368)	(46,231,355)	(7,345,423)
Selling and distribution expenses		(27,519,934)	(34,755,979)	(24,845,248)	(3,947,512)
Total Operating Expenses		(64,306,577)	(82,162,270)	(75,742,725)	(12,034,307)

Loss from operations		(24,432,621)	(21,732,821)	(19,545,493)	(3,105,466)

Other income (expenses)
Interest income		589,508	588,600	534,203	84,876
Interest expenses		(450,817)	(636,050)	(550,338)	(87,440)
Interest expenses - amortization of discount on convertible notes payable		(13,316)	(13,712)	(6,431,872)	(1,021,922)
Interest expenses - amortization of deferred loan costs		(350,996)	(369,516)	(474,399)	(75,374)
Finance cost - exchange warrants	10	-	(1,443,888)	-	-
Loss on investments		-	(54,192)	(240,000)	(38,132)
Gains on derivative liabilities	16	1,290,329	3,429,479	347,565	55,223
Other income		-	-	873,697	138,816
Foreign currency exchange loss		(133,087)	(530,939)	(36,864)	(5,857)
Loss from continuing operations before income tax		(23,501,000)	(20,763,039)	(25,523,501)	(4,055,276)
Less: Income tax benefit	15	(1,513,216)	(1,770,001)	(571,857)	(90,859)
Loss from continuing operations		(21,987,784)	(18,993,038)	(24,951,644)	(3,964,417)
Less: Net loss attributable to the non-controlling interest	12	(2,099,874)	(1,606,146)	(511,423)	(81,257)
Net loss from continuing operations attributable to eFuture Information Technology Inc.		(19,887,910)	(17,386,892)	(24,440,221)	(3,883,160)
Discontinued operations
Gain (Loss) from discontinued operations (including gain on disposal of nil, ¥3,427,236 and ¥6,701,170($1,064,709), respectively)	3	(5,260,675)	63,471	5,609,352	891,236
Less: Income tax expenses		116,912	-	-	-
Gain (Loss) from discontinued operations		(5,377,587)	63,471	5,609,352	891,236
Net loss		¥(25,265,497)	¥(17,323,421)	¥(18,830,869)	$(2,991,924)
Earnings (Loss) per ordinary share	17
Basic		¥(7.51)	¥(4.53)	¥(4.56)	$(0.72)
- Continuing operations		(5.91)	(4.55)	(5.92)	(0.94)
- Discontinued operations		(1.60)	0.02	1.36	0.22
Diluted		¥(7.51)	¥(4.53)	¥(4.56)	$(0.72)
- Continuing operations		(5.91)	(4.55)	(5.92)	(0.94)
- Discontinued operations		(1.60)	0.02	1.36	0.22
Basic Weighted-average Shares Outstanding		3,362,986	3,822,386	4,130,221	4,130,221
Fully-Diluted Weighted-average Shares Outstanding		3,396,881	3,831,803	4,130,221	4,130,221

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	Chinese Yuan (Renminbi)
	Ordinary Shares		Additional			Non-
	Shares	Amount	Paid-in Capital	Statutory Reserves	Accumulated Deficits	controlling Interest	Total
Balance as of January 1, 2009	3,362,241	¥2,039,196	¥173,054,651	¥3,084,020	¥(43,422,395)	¥204,414	¥134,959,886
Issuance of ordinary shares in Health Field acquisition	6,183	3,188	591,195	-	-	-	594,383
Compensation expenses for options granted to employees	-	-	4,464,698	-	-	-	4,464,698
Compensation expenses for restricted shares awarded to directors and senior managements	-	-	1,711,356	-	-	-	1,711,356
Net loss	-	-	-	-	(25,265,497)	(2,099,874)	(27,365,371)
Balance as of December 31, 2009	3,368,424	¥2,042,384	¥179,821,900	¥3,084,020	¥(68,687,892)	¥(1,895,460)	¥114,364,952
Issuance of ordinary shares in Royalstone acquisition	60,405	31,202	6,395,268	-	-	-	6,426,470
Issuance of ordinary shares in Proadvancer acquisition	169,584	87,600	14,912,400	-	-	-	15,000,000
Issuance of ordinary shares to certain managements	-	-	12,158,096	-	-	-	12,158,096
Issuance of ordinary shares to warrants holders	-	-	1,443,888	-	-	-	1,443,888
Exercise of options by employees	1,123	580	35,489	-	-	-	36,069
Compensation expenses for options granted to employees	-	-	3,930,160	-	-	-	3,930,160
Compensation expenses for restricted shares awarded to directors and senior managements	-	-	1,596,715	-	-	-	1,596,715
Disposal of Biaoshang	-	-	-	-	-	295,038	295,038
Net loss	-	-	-	-	(17,323,421)	(1,606,146)	(18,929,567)
Balance as of December 31, 2010	3,599,536	¥2,161,766	¥220,293,916	¥3,084,020	¥(86,011,313)	¥(3,206,568)	¥136,321,821
Issuance of ordinary shares to certain managements	337,685	171,042	(171,042)	-	-	-	-
Issuance of ordinary shares to warrants holders	40,000	20,260	(20,260)	-	-	-	-
Compensation expenses for options granted to employees	-	-	3,937,919	-	-	-	3,937,919
Compensation expenses for restricted shares awarded to directors and senior managements	-	-	1,370,689	-	-	-	1,370,689
Disposal of Wangku	-	-	-	-	-	3,717,991	3,717,991
Appropriation to statutory reserves of eFuture Beijing	-	-	-	221,507	(221,507)	-	-
Net loss	-	-	-	-	(18,830,869)	(511,423)	(19,342,292)
Balance as of December 31, 2011	3,977,221	¥2,353,068	¥225,411,222	¥3,305,527	¥(105,063,689)	¥-	¥126,006,128

	U.S. Dollars
	Ordinary Shares		Additional			Non-
	Shares	Amount	Paid-in Capital	Statutory Reserves	Accumulated Deficits	controlling Interest	Total
Balance as of January 1, 2011	3,599,536	$343,470	$35,001,178	$490,001	$(13,665,820)	$(509,473)	$21,659,356
Issuance of ordinary shares to certain managements	337,685	27,176	(27,176)	-	-	-	-
Issuance of ordinary shares to warrants holders	40,000	3,219	(3,219)	-	-	-	-
Compensation expenses for options granted to employees	-	-	625,672	-	-	-	625,672
Compensation expenses for restricted shares awarded to directors and senior managements	-	-	217,781	-	-	-	217,781
Disposal of Wangku	-	-	-	-	-	590,729	590,729
Appropriation to statutory reserves of eFuture Beijing	-	-	-	35,194	(35,194)	-	-
Net loss	-	-	-	-	(2,991,924)	(81,256)	(3,073,180)
Balance as of December 31, 2011	3,977,221	$373,865	$35,814,236	$525,195	$(16,692,938)	$-	$20,020,358

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2009	2010	2011	2011
Cash flows from operating activities:
Net loss	¥(25,265,497)	¥(17,323,421)	¥(18,830,869)	$(2,991,924)
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:
Depreciation of property and equipment	1,371,421	2,009,702	1,996,264	317,174
Amortization of intangible assets	16,263,531	15,408,168	11,206,919	1,780,600
Impairment of goodwill	762,000	-	-	-
Impairment of intangible assets	-	2,401,502	4,135,194	657,016
Amortization of discount on convertible notes payable	13,316	13,712	6,431,872	1,021,922
Amortization of deferred loan costs	350,996	369,516	474,399	75,374
Gain on extinguishment of debt	-	-	(382,889)	(60,835)
Gains on derivative liabilities	(1,290,329)	(3,429,479)	(347,565)	(55,223)
Finance cost - exchange warrants	-	1,443,888	-	-
Investment income	-	(3,373,044)	(6,461,170)	(1,026,577)
Loss on disposal of property and equipment	49,900	48,832	88,148	14,005
Allowance for doubtful accounts	4,044,232	5,482,636	2,832,646	450,062
Provision for loss in inventory and work in process	1,103,382	3,138,266	4,184,469	664,845
Compensation expenses for options granted to employees	4,464,698	3,930,160	3,937,919	625,672
Compensation expenses for restricted shares awarded to directors and senior management	1,711,356	1,596,715	1,370,689	217,781
Deferred income taxes	(1,513,216)	(1,770,001)	(2,691,481)	(427,633)
Foreign exchange gain (loss)	(134,451)	295,552	(141,638)	(22,504)
Non-controlling interest	(2,099,874)	(1,606,146)	(511,423)	(81,257)
Changes in assets and liabilities:
Trade receivables	2,898,851	(3,357,770)	(9,051,744)	(1,438,178)
Refundable value added tax	155,403	(55,367)	(4,295,257)	(682,448)
Advances to employees	1,593,262	(1,886,714)	720,142	114,419
Advances to suppliers	(98,852)	(1,939,238)	1,703,355	270,636
Other receivables	(3,077,188)	(321,291)	3,163,605	502,646
Prepaid expenses	(744,422)	757,414	(794,600)	(126,249)
Inventory and work in process	(3,771,348)	(13,226,638)	(16,554,487)	(2,630,243)
Trade payables	3,434,690	(2,108,399)	6,036,907	959,168
Other payables	4,770,671	2,533,262	1,533,607	243,666
Accrued expenses	3,184,765	6,094,865	(1,392,446)	(221,237)
Taxes payable	(948,478)	(677,294)	(2,345,297)	(372,630)
Advances from customers	3,346,161	26,218,042	7,465,494	1,186,148
Net cash provided by (used in) operating activities	¥10,574,980	¥20,667,430	¥(6,519,237)	$(1,035,804)

Cash flows from investing activities:
Purchases of property and equipment	(3,024,457)	(2,835,284)	(1,425,678)	(226,517)
Payments for intangible assets	(9,226,066)	(2,455,360)	(8,220,522)	(1,306,109)
Long-term investment	-	(240,000)	-	-
Acquisition of Proadvancer	-	(15,000,000)	-	-
Cash received from disposal of property and equipment	-	-	3,000	477
Disposal of investments	-	2,633,092	5,895,999	936,780
Net cash used in investing activities	¥(12,250,523)	¥(17,897,552)	¥(3,747,201)	$(595,369)

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 (CONTINUED)

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2009	2010	2011	2011
Cash flows from financing activities:
Issuance of ordinary shares for cash, net of offering costs paid	¥-	¥12,158,095	¥-	$-
Proceeds from exercise of options	-	36,068	-	-
Cash paid for the redemption of convertible notes	-	-	(6,329,300)	(1,005,624)
Net cash provided by (used in) financing activities	¥-	¥12,194,163	¥(6,329,300)	$(1,005,624)
Effect of exchange rate changes on cash and cash equivalents	2,685	(311,739)	(14,362)	(2,282)
Net increase (decrease) in cash and cash equivalents	(1,672,858)	14,652,302	(16,610,100)	(2,639,079)
Cash and cash equivalents at beginning of year	60,787,734	59,114,876	73,767,178	11,720,424
Cash and cash equivalents at end of year	¥59,114,876	¥73,767,178	¥57,157,078	$9,081,345

Supplemental cash flow information
Interest paid	¥450,826	¥660,000	¥482,048	$76,590
Income tax paid	¥-	¥230,961	¥3,758,088	$597,100

Non-cash Investing and Financing Activities
Issuance of ordinary shares in Health Field acquisition	¥594,383	¥-	¥-	$-
Issuance of ordinary shares in Royalstone acquisition	¥-	¥6,426,470	¥-	$-
Issuance of ordinary shares in Proadvancer acquisition	¥-	¥15,000,000	¥-	$-

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization

eFuture Information Technology Inc. (the "Company") is a Cayman Islands Corporation. Its wholly owned subsidiary eFuture (Beijing) Tornado Information Technology Inc. is located in Beijing, the People's Republic of China (the "PRC"). In August 2007, eFuture (Beijing) Tornado Information Technology Inc. was renamed as eFuture (Beijing) Royalstone Information Technology Inc. ("eFuture Beijing"). The Company is a holding company with no operations of its own. All of its operations are conducted through eFuture Beijing.

On November 6, 2007, the Company acquired 51% majority equity interests in Beijing Fuji Biaoshang Information Technology Co., Ltd. ("Biaoshang") through certain nominee pursuant to an equity transfer agreement between the certain nominee and the original shareholders. On May 14, 2008, the Company acquired 51% majority equity interests in Beijing Wangku Hutong Information Technology Co., Ltd. ("Wangku") through certain nominee pursuant to an equity transfer agreement between the certain nominee and the original shareholders. Biaoshang and Wangku were treated as variable interest entities ("VIEs") before disposal (see note 13).

On July 16, 2010 and March 13, 2011, the Company disposed all its equity interest in Biaoshang and Wangku, respectively. For the years ended December 31, 2009, 2010 and 2011, the operating results of Biaoshang and Wangku were reported as discontinued operations in the consolidated statements of operations (see note 3).

The Company acquired control over a 100% equity interests in Beijing Changshengtiandi Ecommerce Co., Ltd. ("Changshengtiandi") through certain nominees on January 18, 2011. Changshengtiandi was treated as a variable interest entity ("VIE") for the period from January 18, 2011 to December 31, 2011 (see note 13).

The Company, its subsidiary and VIEs are collectively referred to as the "Group".

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial   statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

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

Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including trade receivables, inventory and work in process, property and equipment, intangible assets, goodwill and derivative liabilities, and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

Foreign Currency Translation

The Group's reporting and functional currency is the Renminbi ("RMB"), the official currency in the PRC. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates quoted by the People's Bank of China (the "PBOC") prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the applicable balance sheet dates. All such exchange gains or losses are included in foreign currency exchange gain (loss) in the consolidated statements of operations. Non-monetary assets denominated in foreign currencies have been remeasured at historical rates.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Convenience Translation

The consolidated financial statements as of and for the year ended December 31, 2011 have been translated into U.S. dollars ("US$" or "$") solely for the convenience of the reader. Translations of amounts from RMB into US$ have been calculated at the exchange rate of RMB6.2939 per US$1.00, as published on the website of the Federal Reserve Bank of New York as at December 31, 2011. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted, realized or settled into U.S. dollars at that rate on December 31, 2011, or at any other rate.

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

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

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

The carrying amount of cash and cash equivalents, trade receivables, other receivables, other receivables due from previously consolidated entities, advances to suppliers, refundable value added tax, advances to employees, prepaid expenses, trade payables, taxes payable, other payables, accrued liabilities and advances from customers approximates fair value due to their immediate or short-term nature. The single compound embedded derivative within convertible notes we issued was recorded at fair value at the date of issuance, which was measured by using unobservable (Level 3) inputs.

Cash and Cash Equivalents

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Cash and cash equivalents are comprised of cash on hand and demand deposits with original maturities of no more than three months. As of December 31, 2011 and 2010, RMB57.2 million (US$9.1 million) and RMB73.3 million of the Group's cash and cash equivalents were not maintained in US banks or financial institutions, which are not protected by FDIC insurance or other insurance.

Trade and Other receivables, net

Trade receivables, net are stated at the amount management expects to collect from outstanding balances. An estimate for doubtful accounts is made when the collection is doubtful and a loss is probable and estimable. The Group maintains an allowance for potentially uncollectible trade receivables based on its assessment of the collectability of trade receivables. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer's past payment history, its current credit-worthiness and current economic trends.

As of December 31, 2011, no customer individually accounted for more than 10% of total trade receivables.

Other receivables consist of miscellaneous items arising from transactions with non-trade customers.

The Group writes off receivables when they are deemed uncollectible, and payments subsequently received on the receivables for which doubtful accounts was specifically provided are recognized as other income in the consolidated financial statements.

Inventory and Work in Process

Inventory is comprised of purchased hardware and software available for resale and other consumable materials. Labor and overhead costs are allocated to each contract based on actual labor hours incurred. Work in process consists of labor and overhead costs and outsourced service fees incurred on services contracts that have not been completed. Inventory and work in process are stated at the lower of cost or net realizable value.

Provisions are made for excess, slow moving and obsolete purchased hardware and software held for resale, as well as for inventories and work in process with carrying values in excess of net realizable value. The Group uses the future selling price less the estimated taxes and future expenditure as the estimates of net realizable value on contract basis.

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

On March 15, 2010, the Company acquired 15% of the equity interest of cFuture with total cash consideration of RMB240,000. The Company is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. As of December 31, 2011, the Company determined that such events and changes occurred and were other-than-temporary. Thus, impairment of RMB240,000 was made to write down the asset to its fair value and take the corresponding charge to the consolidated statements of operations.

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

The Group's policy requires the customers to make payments before delivery has occurred or service has rendered. Such unearned amounts billed to customers are recorded as advances from customers in the Group's consolidated financial statements, until the above criteria have been met.

Revenue from software and hardware sales represents the invoiced value of products sold, net of a value-added tax ("VAT"). All of the Group's software and hardware that are sold in the PRC are subject to a Chinese VAT at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by VAT paid by the Group on externally purchased software and hardware from suppliers. The VAT amounts paid and available for offset are maintained in current liabilities.

In respect of revenues on self-developed software sales, a VAT refund at a rate of 14% of the gross sales price is approved by the Chinese local government. The VAT subjected to the refund is recorded as refundable value added tax in the Group's consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Group provides the following products and services: self-developed software, purchased software, purchased hardware, system design and integration, and professional services, including post contract maintenance and technical support.

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

Software revenues include VAT refund received from the Chinese local government on the sales of certain software. Such refund is granted to the Group as part of the PRC government's policy to encourage software development in the PRC, and is recorded as a component of revenue when the relevant compliance requirements are met, there are no further obligations, and are not subject to future returns or reimbursements.

Hardware

Revenue from hardware sales is recognized when the product is shipped to the customer and there are no unfulfilled obligations that affect the customer's final acceptance of the arrangement. If hardware deliverable is one of the elements in a multiple-elements arrangement, the Group recognizes revenues in accordance with ASC subtopic 605-25 ("ASC 605-25"), Revenue recognition: Multiple-Element Arrangements. Because generally the hardware is a standalone sale and the software components are not essential to the functionality of hardware. Revenue of hardware is carved out from the total consideration based on best estimated selling price which is cost plus a reasonable margin. The software components is within the scope of ASC985-605, which should applied the same method as software deliverables. By the adoption of ASU 2009-13 and ASU 2009-14 in 2011, there was no material impact on the consolidated financial statements.

Services

Professional service

The Group provides system integration which involves the design and development of complex IT systems to the customer's specifications. These services are provided on a fixed-price contract and the contract terms are generally short-term. Revenue is recognized on the completed contract method when delivery and acceptance is determined by a completion report signed by the customer.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Group offers telephone and minimal on-site support to its customers. Revenue from maintenance services and technical support is recognized over the period of the agreement.

For those contracts containing multiple-delivery elements of software, customization, training and 1 year maintenance service, residual method under ASC 985-605 is adopted. Vendor-specific objective evidence is only established for maintenance service by the renewal contract quoted at certain percentage of original contract price. There was no vendor-specific objective evidence established for other deliverables. If contract only contains a completion date, then upon the date obtained the "Final Acceptance Report" from customer, part of contract amount is recognised as revenue on completion method; the remaining part will be recognised evenly over the free maintenance service period.

Cost of Revenues

Costs associated with contracts are deferred and recognized as inventory and work in process until the services are rendered, the products and software are installed and delivered to and accepted by the customer. When the criteria for revenue recognition have been met, costs incurred are recognized as cost of revenues. Cost of revenues include labor costs, materials, overhead expenses, business taxes related to certain services revenues and other expenses associated with the development of IT systems to customers' specifications, the cost of purchased hardware and software, and costs related to technical support services. Amortization of capitalized software costs and costs of acquired technology are included in the cost of revenues.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising expense were RMB133,247, RMB136,500, and RMB283,710 (US$45,077) for the years ended December 31, 2009, 2010 and 2011, respectively.

Income Taxes

The Group recognizes deferred income taxes under the asset and liability method. Deferred income taxes are recognized for differences between the financial statement carrying amounts and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is recorded against deferred tax assets if management does not believe the Group has met the "more likely than not" standard imposed by ASC subtopic 740-10.

The Group adopted the provisions of ASC subtopic 740-10 ("ASC 740-10"), Income Taxes: Overall, on January 1, 2008. ASC 740-10 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group did not incur a cumulative effect adjustment upon adoption of ASC 740-10 nor did the standard have a material impact on the Group's financial statements for the years ended December 31, 2009, 2010 and 2011.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In general, the PRC tax authorities have up to five years to conduct examinations of the Group's tax filings. Accordingly, the PRC subsidiaries' tax years 2007-2011 remain open to examination by the respective taxing jurisdictions.

Statutory Reserves

eFuture Beijing, as a wholly foreign owned enterprise incorporated in the PRC, is required on an annual basis to make appropriations of net profits, after the recovery of accumulated deficit, to a general reserve fund and a staff bonus and welfare fund. These reserve funds are set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (the "PRC GAAP"). The percentage of the appropriation for general reserve fund is at least 10%, and the percentage of the appropriation for staff bonus and welfare fund is at the discretion of its boards of directors.

Wangku, Biaoshang and Changshengtiandi, as domestic enterprises incorporated in the PRC, are required on an annual basis to make an appropriation of net profits, after the recovery of accumulated deficit, to a statutory reserve fund. The statutory reserve fund is set at the percentage of not lower than 10% of the after-tax profit determined in accordance with the PRC GAAP.

Once the level of the general reserve fund and the statutory reserve fund reach 50% of the registered capital of the underlying entities, further appropriations to these funds are discretionary. The Group's statutory reserves can only be used for specific purposes of enterprises expansion and staff bonus and welfare, and are not distributable to the shareholders except in the event of liquidation. Appropriations to these funds are accounted for as transfers from retained earnings to the statutory reserves.

For the years ended December 31, 2009 and 2010, respectively, no appropriation was made to the above statutory reserves. For the year ended December 31, 2011, RMB221,507 was made to statutory reserves of eFuture Beijing. As of December 31, 2010 and 2011, the amount comprising the general reserve fund of RMB3,084,020 and RMB3,305,527, respectively.

Dividends

Dividends are recorded when declared. No dividends were declared for the years ended December 31, 2009, 2010 and 2011, respectively.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC GAAP. The Company's PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (see note 2, Statutory Reserves).

Convertible Debt and Embedded Derivatives

The Group applies ASC subtopic 470-20 ("ASC 470-20"), Debt with Conversion Options — Recognition. The Group identifies any embedded derivative instruments that may be contained within its convertible debt instruments in accordance with the provisions of ASC subtopic 815-10 ("ASC 815-10"), Derivatives and Hedging — Overall and records the fair value of such derivatives separately from the value of the host instrument. Changes in the fair value of the derivative instruments are recorded in the consolidated statements of operations for each reporting period. The fair value of the embedded derivative is bifurcated from the host contract at inception and is recorded as a discount to the face value of the convertible debt. The discount is amortized as additional finance cost over the period of the debt. Refer to note 16 for more detail.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

Share-Based Compensation

The Company accounts for share-based compensation in accordance with ASC subtopic 718-10 ("ASC 718-10"), Compensation-Stock Compensation: Overall. Under the provisions of ASC 718-10, share-based compensation cost is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes-Merton (BSM) option-pricing model and is recognized as expense net of a forfeiture rate over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. Volatility is measured using historical daily price changes of ordinary shares over the respective expected life of the option. Expected option life is the number of years that the Company estimates, based on the vesting and contractual terms and employee demographics. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change. If any of the assumptions used in the BSM model change significantly, share-based compensation expenses may differ materially in the future from that recorded in the current period.

Recently Enacted Accounting Standards

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income: Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The Company does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In September 2011, the FASB issued ASU No. 2011-08, Intangibles-Goodwill and Other: Testing Goodwill for Impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity's financial statements for the most recent annual or interim period have not yet been issued. The Group is now assessing the impact on its financial condition or results of operations for adoption of this accounting pronouncement.

In December 2011, the FASB has issued ASU No. 2011-11, Balance Sheet: Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company is in the process of evaluating the effect of adoption of this guidance on its consolidated financial statements.

NOTE 3. Disposition and Discontinued Operations

On July 16, 2010, the Company sold its 51% ownership stake in Biaoshang to Mr. Peter Jiang, Biaoshang's founder and Chief Executive Officer, for cash consideration of RMB3,468,000. The Company will not have any continuing involvement in the operations of Biaoshang.

On March 13, 2011, the Company sold its 51% ownership stake in Wangku to Mr. Wang Haibo, Wangku's founder and Chief Executive Officer, for cash consideration of RMB6,000,000 (US$953,304). The Company will not have any continuing involvement in the operations of Wangku.

After disposal of Biaoshang and Wangku, they were no longer related parties of the Company.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The financial results of the discontinued operations for the years ended December 31, 2009, 2010 and 2011 were as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2009	2010	2011	2011
Revenues
Service fee revenue	¥13,431,755	¥9,235,836	¥1,740,799	$276,585
Total Revenues	13,431,755	9,235,836	1,740,799	276,585

Cost of revenues
Cost of service fee revenue	(1,412,821)	(1,026,319)	(192,320)	(30,557)
Amortization of acquired technology	(469,389)	(320,312)	(48,097)	(7,641)
Total Cost of Revenues	(1,882,210)	(1,346,631)	(240,417)	(38,198)

Gross Profit	11,549,545	7,889,205	1,500,382	238,387

Operating Expenses
General and administrative expenses	(9,116,300)	(7,513,153)	(1,560,645)	(247,962)
Selling and distribution expenses	(6,764,473)	(3,699,450)	(1,025,957)	(163,008)
Impairment loss of goodwill	(762,000)	-	-	-
Total Operating Expenses	(16,642,773)	(11,212,603)	(2,586,602)	(410,970)

Loss from operations	(5,093,228)	(3,323,398)	(1,086,220)	(172,583)

Other income (expenses)
Interest income	4,805	1,683	2	-
Interest expenses	(172,252)	(276,447)	(5,600)	(890)
Gain on extinguishment of debt	-	234,397	-	-
Income on investments	-	3,427,236	6,701,170	1,064,709
Gain (Loss) before income tax	(5,260,675)	63,471	5,609,352	891,236
Less: Income tax expenses	116,912	-	-	-
Gain (Loss) from discontinued operations	¥(5,377,587)	¥63,471	¥5,609,352	$891,236

The assets and liabilities of the discontinued operations as of December 31, 2010 and 2011 were as follow:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2010	2011	2011
Current assets of discontinued operations
Cash and cash equivalents	¥516,322	¥-	$-
Trade receivables, net of allowance for doubtful accounts of ¥5,074,647 and nil, respectively	750,334	-	-
Other current assets	326,357	-	-
Total current assets of discontinued operations	¥1,593,013	¥-	$-
Non-current assets of discontinued operations
Property and equipment, net of accumulated depreciation of ¥1,312,801 and nil, respectively	¥891,334	¥-	$-
Intangible assets, net of accumulated amortization of ¥596,405 and nil, respectively	2,866,595	-	-
Goodwill	9,504,191	-	-
Total non-current assets of discontinued operations	¥13,262,120	¥-	$-

Liabilities of discontinued operations
Trade and other payables	¥7,566,523	¥-	$-
Other payables due to eFuture Beijing	3,095,000	-	-
Advances from customers	7,382,624	-	-
Other current liabilities	138,328	-	-
Total liabilities of discontinued operations	¥18,182,475	¥-	$-

The other payables due to eFuture Beijing were entrusted loans from eFuture Beijing to Biaoshang and Wangku, which was previously eliminated when the Biaoshang and Wangku had not been treated as discontinued operations. They were also presented as other receivables due from previously consolidated entities in the consolidated balance sheets.

As of December 31, 2011, the Company made a bad debt provision of RMB1,200,000 for other receivables due from previously consolidated entities, as certain circumstance indicated that the collectability of it could not be reasonably assured.

NOTE 4. TRADE RECEIVABLES

The trade receivables amount included in the consolidated balance sheets as of December 31, 2010 and 2011 were as follows:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2010	2011	2011
Trade receivables	¥17,564,984	¥23,463,849	$3,728,030
Less : Allowance for doubtful accounts	(2,987,733)	(3,559,207)	(565,501)
Trade receivables, net	¥14,577,251	¥19,904,642	$3,162,529

The movement of the allowance for doubtful accounts during the years was as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2010	2011	2011
Balance at the beginning of the year	¥2,088,870	¥2,987,733	$474,703
Provision for the year	2,416,346	4,118,618	654,382
Write-offs	(1,517,483)	(3,547,144)	(563,584)
Balance at the end of the year	¥2,987,733	¥3,559,207	$565,501

NOTE 5. INVENTORY AND WORK IN PROCESS

The inventory amounts included in the consolidated balance sheets as of December 31, 2010 and 2011 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2010	2011	2011
Work in process	¥15,665,108	¥23,687,248	$3,763,525
Purchased hardware and software held for resale	3,098,844	8,822,088	1,401,689
Less: Inventory provision	(3,138,266)	(4,507,846)	(716,225)
Total inventories, net	¥15,625,686	¥28,001,490	$4,448,989
The movement of inventory provision related to loss making contracts during the years was as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2010	2011	2011
Balance at the beginning of the year	¥1,103,382	¥3,138,266	$498,620
Add: Current year additions	3,138,266	4,184,469	664,845
Less: Current year reversal	(1,103,382)	(2,814,889)	(447,240)
Balance at the end of the year	¥3,138,266	¥4,507,846	$716,225

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6. PROPERTY AND EQUIPMENT, NET

Property and equipment included in the consolidated balance sheets as of December 31, 2010 and 2011 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2010	2011	2011
Motor vehicles	¥1,303,570	¥1,243,443	$197,563
Leasehold improvements	2,316,999	2,477,265	393,598
Office equipment	4,929,463	4,994,735	793,585
Communication equipment	61,963	61,871	9,830
Software	647,622	902,188	143,343
Total	9,259,617	9,679,502	1,537,919
Less: Accumulated depreciation	(4,641,786)	(5,748,528)	(913,349)
Property and equipment, net	¥4,617,831	¥3,930,974	$624,570

Depreciation expense was RMB1.0 million, RMB1.7 million and RMB2.0 million (US$0.3 million) for the years ended December 31, 2009, 2010, and 2011, respectively.

NOTE 7. GOODWILL AND INTANGIBLE ASSETS, NET

The carrying amount of goodwill included in the consolidated balance sheets as of December 31, 2010 and 2011 were RMB80,625,667 (US$12,810,128). The balance represents the goodwill arising from the Group's acquisition of Royalstone, Health Field and Proadvancer.

The Group completed its annual impairment test of goodwill using a discounted cash flow method and determined that the carrying value of the reporting unit exceeded its fair value. The value of the reporting unit implied by the test was based on management's assessment of the Group's business strategy and the related expected future cash flows based on working capital requirements. The Group has not recognized any impairment loss on goodwill.

The Group completed its annual impairment test of goodwill as of December 31, 2009 arising from its acquisition of 51% equity interest in Wangku using the same method mentioned above and determined that the carrying value of the reporting unit exceeded the fair value of the reporting unit. The value of the reporting unit implied by the test was based on management's current assessment of the time frame for recovery of the retail and consumer goods industries and the related expected future cash flows based on working capital requirements. In addition, the lack of success in implementing new sales capabilities and practices at Wangku to convert more prospects into actual deals due to general economic conditions and competition from existing competitors also attributed to reductions in expected future cash flows. The Group recorded a goodwill impairment loss of RMB762,000, nil and nil for the years ended December 31, 2009, 2010 and 2011, respectively.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Intangible assets included in the consolidated balance sheets as of December 31, 2011 and 2010 comprised of:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationship	4.48 years	¥36,270,003	¥32,970,671	¥3,299,332	$524,211
Software	5 years	6,588,516	5,327,401	1,261,115	200,371
Internally generated software	4 years	39,803,101	27,548,572	12,254,529	1,947,049
Trademark	Indefinite	376,000	-	376,000	59,740
Balance at December 31, 2011		¥83,037,620	¥65,846,644	¥17,190,976	$2,731,371

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationship	4.48 years	¥36,270,003	¥26,426,893	¥9,843,110
Software	5 years	6,573,943	4,019,688	2,554,255
Internally generated software	4 years	33,658,347	24,241,241	9,417,106
Trademark	Indefinite	2,450,000	-	2,450,000
Balance at of December 31, 2010		¥78,952,293	¥54,687,822	¥24,264,471

Amortization expense for the years ended December 31, 2009, 2010 and 2011 was RMB15.8 million, RMB15.1 million and RMB11.2 million (US$1.8 million), respectively. Unamortized capitalized software costs as of December 31, 2010 and 2011 was RMB3.7 million and RMB8.1 million (US$1.3 million), respectively.

The Group determined the fair value of intangible assets based on the expected future cash flows generated by them. The Group recorded an impairment loss of RMB2.4 million and RMB2.06 million (US$0.33 million) for the years ended December 31, 2010 and 2011, respectively for certain internally generated software which had or were not expected to generate future revenue, or be sellable to a third party, and did not fit the Company's development strategy going forward. In addition, the Group recorded an impairment loss of nil and RMB2.07 million (US$0.33 million) for the years ended December 31, 2010 and 2011, respectively for a trade name acquired during the business combination in 2007 which was not expected to generate sufficient future cashflow as the market is inclined to pursue more advanced technical platform than that under this trade name.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Estimated aggregate amortization related to the existing intangible assets with definite lives for the each of succeeding five years is as follows:

	Chinese Yuan
	(Renminbi)	U.S. Dollars
For the years ending December 31,
2012	¥6,514,204	$1,035,003
2013	3,297,631	523,941
2014	2,839,931	451,220
2015	2,495,640	396,517
2016	1,496,324	237,742
Thereafter	171,246	27,207

NOTE 8. OTHER PAYABLES

Other payables included in the consolidated balance as of December 31, 2010 and 2011 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2010	2011	2011
Social welfare accrual	¥7,653,491	¥9,469,618	$1,504,571
Expenses payable to employees	1,558,915	1,463,057	232,456
Individual income tax payable	1,426,367	1,411,652	224,289
Miscellaneous payable	597,754	180,973	28,754
Total other payables	¥11,236,527	¥12,525,300	$1,990,070

NOTE 9. ACCRUED EXPENSES

Accrued expenses included in the consolidated balance sheets as of December 31, 2010 and 2011 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2010	2011	2011
Accrued payroll	¥13,414,129	¥11,327,859	$1,799,815
Accrued rental fee	-	1,069,196	169,878
Accrued audit fee	1,016,400	905,175	143,818
Other accruals	1,570,437	1,161,883	184,605
Total accrued expenses	¥16,000,966	¥14,464,113	$2,298,116

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 10. STOCKHOLDERS' EQUITY

Preferred stock

The Company's Articles of Association allows for the issuance of convertible preferred stock in the amount of 10,000,000 shares at a par value of $0.0756 per share with the rights as described in those articles. Holders of the preferred stock have the same voting rights as holders of ordinary stock. All other material rights are to be determined by special resolution of the Company. No shares of convertible preferred stock have been issued as of December 31, 2010 and 2011.

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

On December 11, 2009, the Company adopted a share incentive plan (the "2009 Plan"), which reserved 332,000 ordinary shares for issuance. Under 2009 Plan, 84,000 and 69,000 restricted shares are granted to members of the board of directors and senior management, respectively. The Company recorded RMB1,711,356 additional paid-in capital for this award. Restricted shares vested over a three year period with the first 25% vested on the grant day. No restricted shares were issued or registered as of December 31, 2011.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

On February 11 and February 12, 2010, in connection with Royalstone acquisition and Proadvancer acquisition, the Company issued 169,584 and 60,405 ordinary shares as the final satisfaction of the purchase obligations, respectively.

On March 29 and April 15, 2010, options to purchase 793 and 330 ordinary shares were exercised by two employees, respectively.

On September 23, 2010, the Company signed a Share Purchase Agreement ("September Agreement") to sell 337,685 ordinary shares to 13 purchasers including board members, management and key employees of the Company for total cash consideration of RMB12.2 million (US$1.8 million). The price of the shares is equal to US$5.37 per share, the average closing price of the Company's ordinary shares for the 20 consecutive trading days ending on, and including, September 23, 2010. 152,604 of the shares was purchased by eFuture Inc., a Cayman Islands holding company controlled by the Company's chairman and Chief Executive Officer, Adam Yan. The remaining 185,081 shares were sold to 12 individuals including a board member (other than independent directors), management and key employees of the Company. The net proceeds from the sale of ordinary shares is used for general corporate purposes. The shares are restricted within 180-day lockup periods. The issuance or register of such shares was completed on January 6, 2011.

Subsequent to the issuance in September Agreement, the Company was contacted by both Capital Ventures International ("Capital Ventures") and Hudson Bay Master Fund Ltd. ("Hudson Bay"), each of which holds Series A Warrants in connection with a financing transaction completed on March 13, 2007. Each of Capital Ventures and Hudson Bay claimed that the September Agreement constituted a dilutive issuance under their outstanding Series A Warrants. While the Company disagreed at the time with this analysis, it recognized that an adverse judicial determination could result in substantial dilution to existing shareholders if the anti-dilution features of the warrants were triggered. Specifically, the investors currently hold 184,077 warrants in the aggregate, exercisable at $28.25 per warrant. If a court determined that the anti-dilution provision was triggered, then these warrants would be exchanged for 968,376 warrants at an exercise price of $5.37 per share.

In order to settle the disagreement with the warrant holders, the Company agreed with each of Capital Ventures and Hudson Bay to exchange the existing Series A Warrants for an equal number of new Series A Warrants and an additional 20,000 ordinary shares. On November 29, 2010, the Company entered into two separate exchange agreements (the "November Agreements") with Capital Ventures and Hudson Bay, whereby the Company exchanged the outstanding Series A Warrants held by each of Capital Ventures and Hudson Bay for a new Series A Warrants to purchase the same number of ordinary shares and under exactly the same terms prescribed by the Series A Warrants and an additional 20,000 ordinary shares of the Company which were restricted and could not be offered for sale, sold, transferred or assigned prior to May 28, 2011, respectively. The issuance or register of such shares was completed on January 6, 2011.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The fair value of the ordinary shares of RMB1.4 million was recorded as additional paid-in capital and finance cost in the consolidated financial statements for the year ended December 31, 2010.

NOTE 11. SHARE-BASED AWARDS PLAN

On April 18, 2001, the Company adopted the 2001 Option Plan (the "2001 Plan"), under which 59,063 stock options were granted to key employees, each with an exercise price of $4.71, a contractual life of 11 years and evenly vest over a five-year period.

Under the 2001 Plan, the Company's board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders' approval.

On January 31, 2007, the Company adopted the 2005 Option Plan Set One (the "2005 Plan I"), under which 65,875 stock options were granted to key employees (including directors and senior management who are key employees), each with an exercise price of $25.42, a contractual life of 10 years and evenly vest over a five-year period.

On September 17, 2007, the Company adopted the 2005 Option Plan Set Two (the "2005 Plan II"), under which 65,800 stock options were granted to key employees, each with an exercise price of $11.71, a contractual life of 10 years and evenly vest over a five-year period.

Under the 2005 Plan I and Plan II, the Company's board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders' approval.

On December 11, 2009, the Company adopted a share incentive plan (the "2009 Plan"), which provided for the granting of share incentives, including Incentive Stock Option (ISO) and restricted shares to the key employees. Under the 2009 Plan, 175,000 stock options were granted to the key employees with an exercise price of $6.55 and a contractual life of 10 years, 84,000 and 69,000 restricted shares are granted to members of the board of directors and senior management, receptively, with no cash consideration. Pursuant to the 2009 Plan, options and restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

The 2009 Plan is administered by the Company's Nominee and Compensation Committee. The Nominee and Compensation Committee has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. The Company's board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders' approval.

On December 20, 2011, the Company's stockholders approved the Company's 2011 Share Incentive Plan (the "2011 Plan"), which provides for the granting of equity incentives, including stock options and restricted shares to the key employees. Under the 2011 Plan, 393,745 ordinary shares were reserved for grant in accordance with its terms. No options or restricted shares were granted as of December 31, 2011 under the 2011 Plan.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The Company recognized share-based compensation expense of 2005 Plan using a straight line basis over the requisite service period, whereas, the Company recognized share-based compensation expense of 2009 Plan using a graded vesting attribution method.

A summary of option activity as of December 31, 2011, and changes during the year then ended is presented below:

	Number	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term (years)
Outstanding as of January 1, 2011	330,000	$10.48
Add: Granted	-	-
Less: Exercised	-	-
Expired	10,504	$8.95
Forfeited	10,030	$8.24
Outstanding as of December 31, 2011	309,466	$10.91	$-	5.77
Exercisable as of December 31, 2011	250,896	$10.78	$-	5.48

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the year ended December 31, 2011, the number and weighted-average grant-date fair value for the Company's non-vested stock options were as follows:

	Number	Weighted-Average Grant-date Fair Value
Non-vested on January 1, 2011	127,390	$9.79
Add: Granted	-	-
Less: Vested	58,790	$10.11
Forfeited	10,030	$6.09
Non-vested on December 31, 2011	58,570	$10.12

For the year ended December 31, 2011, the number and weighted-average grant-date fair value for the Company's non-vested restricted shares were as follows:

	Number	Weighted-Average Grant-date Fair Value
Non-vested on January 1, 2011	73,500	$6.55
Add: Granted	-	-
Less: Vested	34,750	$6.55
Forfeited	4,000	$6.55
Non-vested on December 31, 2011	34,750	$6.55

The weighted-average grant-date fair value of stock options and restricted shares granted for the year ended December 31, 2009 was US$5.02 and US$6.55, respectively. No stock options or restricted shares were granted in 2010 or 2011.

The total intrinsic value of stock options exercised for the year ended December 31, 2010 was US$1,887. No stock options were exercised in 2009 or 2011.

The total fair value of stock options vested for the years ended December 31, 2009, 2010 and 2011 were RMB4.4 million, RMB4.25 million and RMB3.74 million (US$0.6 million), respectively.

The total fair value of restricted shares vested for the years ended December 31, 2009, 2010 and 2011 were RMB1.7 million, RMB1.6 million and RMB1.4 million (US$0.2 million), respectively.

Total compensation cost for share-based payment arrangement recognized for the years ended December 31, 2009, 2010 and 2011 were RMB6.2 million, RMB5.5 million and RMB5.3 million (US$0.8 million), respectively.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As of December 31, 2011, the total compensation cost related to stock options and restricted shares not yet recognized were RMB3.8 million (US$0.6 million) and RMB1.6 million (US$0.3 million), respectively, which are expected to be recognized over a weighted-average period of 1 year and 1 year, respectively.

The Company received cash proceeds of RMB36,068 (US$5,465) from exercise of stock options for the year ended December 31, 2010. No stock options were exercised in 2009  or  2011.

NOTE 12. NON-CONTROLLING INTEREST

On January 1, 2009, the Group adopted FASB Accounting Standards Codification ("ASC") 810-10-65, "Consolidations -Overall -Transition and Open Effective Date Information". This accounting standard defines a non-controlling interest in a subsidiary as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent and requires a non-controlling interest to be presented as a separate component of equity in the consolidated balance sheet. This standard also modifies the presentation of net income by requiring earnings and other comprehensive income to be attributed to controlling and non-controlling interest.

Previously, non-controlling interest's share of loss is only limited to the capital contribution in the entity and any excess loss is absorbed in the consolidation of majority shareholder. As a result of the adoption of this standard, Biaoshang and Wangku were in net deficit positions that the previous non-controlling interest should share their loss with effective from 2009.

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

Under contractual agreements with the Company, employees who are shareholders of the variable interest entities are required to transfer their ownership in these entities to the Company, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of the variable interest entities are assigned to the Company, and the Company has the right to designate all directors and senior management personnel of the variable interest entities. Employees who are shareholders of the variable interest entities have pledged their shares in the variable interest entities as collateral for the loans. As of December 31, 2010 and 2011, the aggregate amount of these loans was RMB9,762,679 and RMB1,500,000, respectively.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As of December 31, 2010, the Company effectively controlled merely one variable interest entity, Wangku, which has been included in discontinued operations and details were disclosed in note 3. As of December 31, 2011, the Company effectively controlled one variable interest entity, Changshengtiandi, which has been included in the consolidated financial statements.

Wangku

Wangku Hutong Information Technology, Co. Ltd., ("Wangku") is a web enabler of China Yellow Pages and a B2B e-Business service provider. In May 2007, the Company purchased 20% of Wangku's equity interest at a price of RMB3,000,000 through Xuejun Zhang, an employee of the Company.

The following table summarizes the allocation of the purchase price for the proportionate share of Wangku's net assets acquired at fair value:

Purchase Price
Cash to acquire 20% of Wangku	¥3,000,000
Less: Fair value of identifiable assets acquired:
Current assets	¥846,792
Fixed assets	203,136
¥1,049,928

Plus: Fair value of liabilities assumed:
Current assets	¥445,796
¥445,796

Excess of cost over fair value of net assets acquired — intangible assets and goodwill	¥2,395,868

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

On May 14, 2008, the Company gained effective control over an additional 31% of Wangku for RMB6,762,679 in cash. The acquisition of Wangku has been accounted for as a step acquisition business combination in fiscal year 2008. The Company has allocated the investment basis to the pro rata share of Wangku's assets and liabilities at each significant acquisition date based on the estimated fair values of such assets and liabilities on such dates, and the excess of the investment basis over the adjusted estimated fair values of such identifiable net assets has been allocated to goodwill. For financial reporting purposes, the Company has accounted for Wangku using the equity method through May 13, 2008, and as a consolidated subsidiary thereafter.

The following table summarizes the allocation of the 31% purchase price for the proportionate share of Wangku's net assets acquired at fair value at the date of acquisition:

Purchase Price
Cash to acquire an additional 31% of Wangku	¥6,762,679
Less: Fair value of identifiable assets acquired:
Current assets	¥1,321,761
Fixed assets	372,403
¥1,694,164

Plus: Fair value of liabilities assumed:
Current liabilities	¥3,465,288
Non-current liabilities	2,799,519
¥6,264,807

Excess of cost over fair value of net assets acquired — intangible assets and goodwill	¥11,333,322

The excess cost over the fair value of the net assets acquired of RMB2,263,000 has been allocated to distributor network, the only identifiable intangible asset, as of the date of the acquisition, and the remaining amount of RMB9,070,322 was recorded as goodwill.

Wangku realized a net loss of RMB2.6 million, RMB4.0 million and RMB1.1 million (US$0.2 million) for the years ended December 31, 2009 and 2010, and the period from January 1 to March 13, 2011, the date of disposal Wangku's equity interests, respectively.

Biaoshang

Biaoshang was incorporated in the PRC in 2000 and engages in B2B business to connect retailers to their suppliers, enabling them to share information and manage work processes in China. On November 6, 2007, the Company effectively controlled 51% of the interest in Biaoshang through Tingchao Zhao, an employee of the Company. Before the transaction, Peter Jiang held 100% equity interest in Biaoshang. Then Peter Jiang sold 51% of the equity interest to Tingchao Zhao, while Peter Jiang held the remaining 49%.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Biaoshang realized a net loss of RMB1.6 million and RMB0.7 million (US$0.1 million) for the year ended December 31, 2009 and the period from January 1 to July 15, 2010, respectively.

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

Changshengtiandi

Changshengtiandi was incorporated in the PRC in 2011 and is an e-Commerce  service provider. On January 18, 2011, the Company entered into a loan agreement with Zou Hongjun, an employee of the Company, pursuant to which the Company provided RMB1,350,000 (US$214,493) to him for obtaining 90% of equity interests in Changshengtiandi. On January 18, 2011, the Company entered into a loan agreement with Zhang Xuejun, an employee of the Company, pursuant to which the Company provided RMB150,000 (US$23,833) to him for obtaining 10% of equity interests in Changshengtiandi. On January 18, 2011, the Company entered into share pledge agreements with Zou Hongjun and Zhang Xuejun, respectively, pursuant to which the two employees of the Company pledged all their equity interests in Changshengtiandi to the Company, and the Company effectively controlled 100% of the interest in Changshengtiandi through Zou Hongjun and Zhang Xuejun.

Changshengtiandi realized a net loss of RMB649,830 (US$103,248) for the period from January 18, 2011 to December 31, 2011.

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

On March 15, 2010, the Company purchased 15% interest of Fuji Saiwei (Beijing) Technology Co., Ltd., ("cFuture"). The Company recorded an investment on cFuture of RMB240,000 by applying the cost method of accounting. cFuture was incorporated in PRC in 2009 and engages in e-Retail business to render e-service to the retailers.

The Company is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. As of December 31, 2011, the Company determined that such events and changes occurred and were other-than-temporary. Thus, impairment of RMB240,000 was made to write down the asset to its fair value and take the corresponding charge to the consolidated statements of operations.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

On September 21, 2010, eFuture Beijing sold the 15% equity interest of Beijing Kubang Fuji New Media Technology Company Limited to a third party with a cash consideration of RMB600,000. The Company recorded an investment loss of RMB54,192 (US$8,211) in the consolidated financial statements.

For the years ended December 31, 2009 and 2010, no impairment loss was recorded in the consolidated financial statements.

NOTE 14. RELATED PARTY TRANSACTIONS

For the period from March 15, 2010 to December 31, 2010, eService purchased from cFuture was RMB367,000, and the implementation service fee revenue derived from cFuture was RMB35,460. No such transaction occurred in 2011.

The senior Vice President of the Company, Hongjun Zou, is the Chief Executive Officer of cFuture. The Company paid his salary and statutory social welfare on behalf of cFuture of RMB137,939 and RMB150,000 for the years ended December 31, 2009 and 2010, respectively. No such transaction occurred in 2011.

In March 2010, the Company acquired 15% equity interests in aggregate of cFuture from Peter Jiang (the CEO of Biaoshang), Chuangyeqiankun (Beijing) Investments Limited and Weiquan Ren (the director of the Company) with total cash consideration of RMB240,000.

On September 23, 2010, the Company signed a Share Purchase Agreement ("September Agreement") to sell 337,685 ordinary shares to 13 purchasers. The price of the shares is equal to US$5.37 per share, the average closing price of the Company's ordinary shares for the 20 consecutive trading days ending on, and including, September 23, 2010. 152,604 of the shares was purchased by eFuture Inc., a Cayman Islands holding company controlled by the Company's chairman and Chief Executive Officer, Adam Yan. 78,212 and 36,320 of the shares were sold to a board member (other than independent directors) and executive management of the Company, respectively. The issuance or register of such shares was completed on January 6, 2011.

In April 2011, the Company paid car rental fee of RMB135,000 (US$21,449) to Hongjun Zou, the senior Vice President of the Company. For the year ended December 31, 2011, half of this amount was amortized to the income statement prescribed by the contractual term.

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

According to the PRC Corporate Income Tax Law, or the CIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the CIT Law, foreign-invested enterprises and domestic enterprises are subject to corporate income tax, at a uniform rate of 25%. The CIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rates according to then effective tax laws and regulations will gradually transition to the uniform 25% CIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the CIT Law if they qualify as "high and new technology enterprises strongly supported by the state," subject to certain general factors described in the CIT Law and the related regulations.

In December 2008, the Company's subsidiary eFuture Beijing was designated as "High and New Technology Enterprises" under the CIT Law, which entitles it to a preferential CIT rate of 15% from 2008 to 2013. Biaoshang and Wangku were subject to a 25% tax rate in 2009, 2010 and 2011, respectively.

The CIT Law treats enterprises established outside of China with "effective management and control" located in China as PRC resident enterprises for tax purposes. The term "effective management and control" is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC CIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2011, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

Profit (loss) before tax for the years ended December 31, 2009, 2010 and 2011 was taxed in the following jurisdictions:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2009	2010	2011	2011
PRC	¥2,604,125	¥(431,337)	¥813,814	$129,302
Cayman Islands	(26,105,125)	(20,331,702)	(26,337,315)	(4,184,578)
Loss before income tax	¥(23,501,000)	¥(20,763,039)	¥(25,523,501)	$(4,055,276)

The income tax benefit for the years ended December 31, 2009, 2010 and 2011 were as follows:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2009	2010	2011	2011
Current tax before tax loss carry forwards (set-off)	¥307,601	¥55,598	¥1,957,167	$310,962
Tax loss carry forwards (set-off)	(307,601)	(55,598)	162,457	25,812
Current income taxes	-	-	2,119,624	336,774
Deferred income taxes	(1,513,216)	(1,770,001)	(2,691,481)	(427,633)
Total income tax benefit	¥(1,513,216)	¥(1,770,001)	¥(571,857)	$(90,859)

The reconciliation of income tax expenses computed by applying the statutory corporate income tax rate to pre-tax income gain (loss) to the actual tax benefit is as follows:

<
	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2009	2010	2011	2011
Income tax computed at statutory tax rate	¥(5,875,250)	¥(5,190,760)	¥(6,380,875)	$(1,013,819)
Difference in tax rate of the Company outside the PRC	6,526,281	5,082,926	6,584,329	1,046,145
Effect of tax holiday for a subsidiary	(260,413)	43,134	(146,364)	(23,255)
Non-deductible expenses	914,169	1,278,601	887,675	141,037
Non-taxable income	(997,186)	(1,158,303)	-	-
Tax loss carry forward (set-off)	(307,601)	(55,598)	162,457	25,812
Withholding income tax for the dividends paid to Cayman Islands company	-	-	1,012,402	160,854
Deferred tax benefit	(1,513,216)	(1,770,001)	(2,691,481)	(427,633)
Total income tax benefit	¥(1,513,216)	¥(1,770,001)	¥(571,857)	$(90,859)

The components of the deferred tax assets and liabilities were as follows:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2010	2011	2011
Deferred Tax Assets:
Net operating loss carry forwards	¥-	¥162,457	$25,812
Allowance for doubtful accounts and write offs	797,772	513,230	81,544
Inventory provision	470,740	676,177	107,434
Trade receivables	2,229,072	1,210,198	192,281
Accruals and others	2,505,581	4,566,423	725,531
Valuation allowance	-	(162,457)	(25,812)
Total deferred tax assets	¥6,003,165	¥6,966,028	$1,106,790

Deferred Tax Liabilities:
Inventory and work in process	¥(652,605)	¥(3,095,419)	$(491,813)
Advance from customers	(7,240,596)	(4,114,852)	(653,784)
Intangible assets	(1,838,175)	(792,487)	(125,913)
Total deferred tax liabilities	¥(9,731,376)	¥(8,002,758)	$(1,271,510)

Net deferred tax liabilities	¥(3,728,211)	¥(1,036,730)	$(164,720)

The Group recorded a valuation allowance against the 2011 operating loss carry forwards of Changshengtiandi as of December 31, 2011, as the Group believes it is more likely than not that such deferred tax assets will not be realized. As of December 31, 2010, the Group had no operating loss carry forwards unused.

The Group has evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. As of and for the years ended December 31, 2010 and 2011, no unrecognized tax benefits or interest and penalties associated with uncertainty in income taxes have been recognized.

NOTE 16. CONVERTIBLE NOTES AND WARRANTS - DERIVATIVE FINANCIAL INSTRUMENTS

On March 13, 2007, the Company closed a Securities Purchase Agreement (the "Agreement") with three funds affiliated with two institutional investors, pursuant to which the Company raised RMB77,410,000 by issuing $10,000,000 of senior convertible notes along with Series A warrants and Series B warrants.

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The convertible notes were due on March 12, 2012 and bear interest per annum as below, payable quarterly:

Period	Interest Rate
March 13, 2007-March 12, 2008	3%
March 13, 2008-March 12, 2009	5%
March 13, 2009-March 12, 2010	7%
March 13, 2010-March 12, 2012	10%

The convertible notes were initially convertible into 400,160 ordinary shares of the Company at $24.99 per share. Pursuant to the Agreement, the conversion price was reset to $19.00 per share on June 11, 2008 since the market price of the Company's ordinary shares was below $19.00 at that day. The maximum number of Ordinary shares into which the Convertible Notes were convertible, based on a conversion Floor Price of $19.00 per share, was 526,316 Shares. If the Company fails to convert timely, the Company shall pay damages to the Holder for each Trading Day of such Conversion Failure in an amount equal to 1.5% of the product of the sum of the number of Ordinary shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and the Closing Sale Price of the Ordinary shares on the Share Delivery Date.

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

On June 12, 2007, the Securities and Exchange Commission declared the Company's registration statement effective. The Company did not receive any of the proceeds of the sale of the shares by the Selling Shareholders; however, the Company could receive up to $12,781,841 from the exercise by the Selling Shareholders and Placement Agent of all of the Series A, Series B and Placement Agent warrants at their current prices of $28.25, $24.99 and $24.99, respectively.

The Company identified the following instruments and derivatives requiring valuation and accounting under the relevant guidance applicable to financial derivatives:

•	Conversion price reset feature
•	Company's optional early redemption right
•	Make-whole provision
•	Warrants with exercise price reset feature

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

The effect of the derivative instrument on the consolidated statements of operations for the year ended December 31, 2011 was as follows:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Location of Gain (Loss) Recognized	Amount of Gain (Loss) Recognized in Income Statement for the Year ended December 31, 2011
	in Income Statement	Chinese Yuan (Renminbi)
Derivatives not designated as hedging instruments under ASC 815-10:
Embedded Derivative	Gain on derivatives	¥347,565
Total		¥347,565

The fair value of these derivatives was determined to be RMB87,775,199 and was recorded as a derivative liability at inception. The debt discount amount of RMB77,255,180 is being accreted through charges to the statement of operations using the effective interest method over the period of the note obligations. At December 31, 2010 and 2011, the fair value of the derivatives recognized in the balance sheets was RMB354,420 and RMB3,168 (US$503), respectively. The gain on derivatives recognized in the consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011 were RMB1,290,329, RMB3,429,479 and RMB347,565 (US$55,223), respectively.

The table below sets forth a summary of changes in the fair value of the Company's level 3 derivative for the 12 months ended December 31, 2011.

Chinese Yuan
(Renminbi)
Balance as of December 31, 2010	¥354,420
Change in Fair Value of Derivative Liability	(347,565)
Foreign Currency Translation Difference	(3,687)
Balance as of December 31, 2011	¥3,168

The fair value of Series A warrants and Series B warrants at the issuance date was RMB38,619,849 and the fair value of Placement Agent warrants was RMB9,296,941, computed using Black-Scholes pricing model based upon the following assumptions: future estimated volatility of 100%, risk-free interest rate of 4.41% and 4.9%, estimated life of 5.5 years, and 0% dividend yield.

On November 29, 2010, the Company entered into two separate exchange agreements (the "November Agreements") with Capital Ventures and Hudson Bay to settle a disagreement, whereby the Company exchanged the outstanding Series A Warrants held by each of Capital Ventures and Hudson Bay for a new Series A Warrants to purchase the same number of ordinary shares and under exactly the same terms prescribed by the Series A Warrants and an additional 20,000 ordinary shares of the Company which were restricted and could not be offered for sale, sold, transferred or assigned prior to May 28, 2011, respectively. The issuance or register of such shares was completed on January 6, 2011.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In the fourth quarter of 2011, the Company bought back the outstanding convertible notes, and all the unamortized discount on convertible notes and deferred loan costs were charged in the consolidated financial statements. The amortization of discount on convertible notes payable and amortization of deferred loan costs were RMB6.4 million (US$1.0 million) and RMB474,399(US$75,374), respectively.

NOTE 17. EARNINGS (LOSS) PER SHARE

The following shares were excluded from the calculation of diluted net income (loss) per share as they were anti-dilutive shares as of December 31, 2009, 2010 and 2011:

	Years ended December 31,
	2009	2010	2011
Stock options and warrants	123,087	567,487	592,312
Contingent issuable shares in acquisition obligation	143,991	-	-
Issuable shares from Convertible notes	52,631	52,631	-
Total anti-dilutive shares	319,709	620,118	592,312

The following table is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings (loss) per share and the weighted-average ordinary shares outstanding for the years ended December 31, 2009, 2010 and 2011:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the
				Year Ended
				December 31,
	2009	2010	2011	2011
Net loss	¥(25,265,497)	¥(17,323,421)	¥(18,830,869)	$(2,991,924)
Net loss from continuing operations	(19,887,910)	(17,386,892)	(24,440,221)	(3,883,160)
Gain (Loss) from discontinued operations	(5,377,587)	63,471	5,609,352	891,236
Basic weighted-average ordinary shares outstanding	3,362,986	3,822,386	4,130,221	4,130,221
Effect of dilutive securities:
Stock options and warrants	33,895	9,417	-	-
Contingent issuable shares in acquisition obligation	-	-	-	-
Diluted weighted-average ordinary shares outstanding	3,396,881	3,831,803	4,130,221	4,130,221
Basic earnings (loss) per share	¥(7.51)	¥(4.53)	¥(4.56)	$(0.72)
- Continuing operations	(5.91)	(4.55)	(5.92)	(0.94)
- Discontinued operations	(1.60)	0.02	1.36	0.22
Diluted earnings (loss) per share	¥(7.51)	¥(4.53)	¥(4.56)	$(0.72)
- Continuing operations	(5.91)	(4.55)	(5.92)	(0.94)
- Discontinued operations	(1.60)	0.02	1.36	0.22

NOTE 18. COMMITMENTS AND CONTINGENCIES

Operating Lease Agreements — Operating lease commitments include the commitments under the lease agreements for the Group's office premises. The Group leases twelve office facilities throughout China under non-cancelable operating leases with various expiration dates. The amounts of commitments for non-cancelable operating leases in effect at December 31, 2011, were as follows:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Chinese Yuan
	(Renminbi)	U.S. Dollars
2012	¥6,834,826	$1,085,944
2013	5,173,468	821,981
2014	3,831,232	608,721
2015	1,223,597	194,410
2016	-	-
Total	¥17,063,123	$2,711,056

The Group incurred rental expense, of RMB5,477,804, RMB6,028,173 and RMB7,899,217 (US$1,255,059) for the years ended December 31, 2009, 2010 and 2011, respectively. All leases agreements have different lease periods, ranging from 1 year to 4 years.

Software Infringement Indemnity — Standard software license agreements contain an infringement indemnity clause under which the company agrees to indemnify and hold harmless customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringements by their software products. The terms constitute a form of guarantee that is subject to the provision.

We estimate the fair value of our indemnification obligations as insignificant, based on our historical experience concerning product and patent infringement claims. Accordingly, we have no liabilities recorded for indemnification under these agreements as of December 31, 2010 and 2011.

Litigation — In August 2002, the Group was sued for the termination of contracts between the Group and another party. The other party sued for costs and losses in the amount of RMB665,500 (US$82,464). The case was resolved on September 26, 2008 and the Group is liable to pay RMB403,300. The Group recorded this amount in other payables as of December 31, 2010. It was paid in 2011.

The Group from time to time is involved in disputes and litigation arising out of the normal course of business. On October 12, 2011, the plaintiff, Microsoft Corporation, filed four software copyright infringement claims against eFuture Beijing at Wuhan Intermediate People's Court. Under these claims, the plaintiff demands eFuture Beijing's immediate cease of use of the infringing software products, a damage of total RMB2,000,000 (US$317,768) for the loss suffered by the plaintiff, the recovery for reasonable expenses incurred to the plaintiff and the litigation fees. eFuture Beijing disagrees that Wuhan Intermediate People's Court has the jurisdiction to hear these cases, and is currently in the process of requesting a review of jurisdiction from the Supreme People's Court. The Group evaluated that the compensation appealed by the plaintiff was not sufficiently supported by a reasonable basis. Thus the Group did not have any base for estimates of potential losses.

The Group was not aware of any potential unasserted claims that would have a material effect on the Company's financial condition or results of operations.