Form 20-F
period 2012-12-31
eFuture Information Technology Inc.
filed 2013-04-25
CIK 1329365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

For the transition period from __________ to __________

Commission file number: 333-126007

EFUTURE INFORMATION TECHNOLOGY INC.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

eFuture Information Technology Inc. 8F Topnew Tower 15 Guanghua Road Chaoyang District Beijing 100026, People’s Republic of China 86-10-51650988	Troe Wen, Secretary of the Board Telephone: +(86 10) 5165-0988 Email: wenj@e-future.com.cn Facsimile: +(86 10) 5293-7688 8F Topnew Tower, 15 Guanghua Road Chaoyang District
(Address of principal executive offices)	Beijing, 100026, People’s Republic of China

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.0756 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of  December 31, 2012, there were 3,977,221 ordinary shares of the Registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act). (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

In this Annual Report on Form 20-F, references to “U.S. dollars”, “US$” and “$” are to United States dollars, references to “RMB”, “renminbi” or “yuan” are to the Chinese Yuan, and, unless the context otherwise requires, references to “eFuture,” “we,” “us” and “our” refer to eFuture Information Technology Inc., its consolidated subsidiaries and effectively controlled variable interest entities as defined in Part I of this Annual Report.

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

PART I

Unless the context requires otherwise, references in this report to “eFuture,” “the Company,” “we,” “us,” and “our” refer to eFuture Information Technology Inc., our wholly-owned subsidiary, eFuture (Beijing) Royalstone Information Technology Inc. (“eFuture Royalstone” or “eFuture Beijing”), and the effectively controlled three variable interest entities (“VIEs”), Beijing Changshengtiandi Ecommerce Co., Ltd. (“Changshengtiandi”), acquired on January 18, 2011, Beijing Wangku Hutong Information Technology Co., Ltd. (“Wangku”), acquired on May 14, 2008 and disposed on March 13, 2011, and Beijing Fuji Biaoshang Information Technology Co., Ltd. (“Biaoshang” or “bFuture”), acquired on November 6, 2007 and disposed on July 16, 2010.

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

A.	Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our company, which excludes the operating results for each years and balances as of each years ended of Biaoshang and Wangku because they are classified as discontinued operations. The selected consolidated statements of income data for the three years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated balance sheet data for the year ended December 31, 2010 have been derived from our audited consolidated balance sheet as of December 31, 2010, which is not included in this annual report. The selected consolidated statements of income data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements for the years ended December 31, 2008 and 2009, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP .

	RMB For the Years Ended December 31,					US$ For the Year Ended December 31,
	2008	2009	2010	2011	2012	2012

Total Revenues	¥129,546,655	¥108,835,887	¥151,902,684	¥174,448,480	¥198,354,869	$31,838,152
Income (Loss) From Operations	(6,882,703)	(24,432,621)	(21,732,821)	(19,545,493)	1,519,871	243,956
Net Loss	(4,478,112)	(25,265,497)	(17,323,421)	(18,830,869)	(4,509,616)	(723,843)
Basic Loss Per Share	(1.39)	(7.51)	(4.53)	(4.56)	(1.07)	(0.18)
Diluted Loss Per Share	(1.39)	(7.51)	(4.53)	(4.56)	(1.07)	(0.18)
Net loss from continuing operations	(854,598)	(19,887,910)	(17,386,892)	(24,440,221)	(4,509,616)	(723,843)
Basic Loss Per Share from continuing operations	(0.26)	(5.91)	(4.55)	(5.92)	(1.07)	(0.18)
Diluted Loss Per Share from continuing operations	(0.26)	(5.91)	(4.55)	(5.92)	(1.07)	(0.18)

	RMB					US$
	As of December 31,					As of December 31,
	2008	2009	2010	2011	2012	2012

Total Assets	¥242,362,093	¥231,747,618	¥241,832,155	¥220,395,489	¥249,035,413	$39,972,940
Total Current Liabilities	(96,806,490)	(109,412,183)	(102,375,657)	(93,973,063)	(123,356,961)	(19,800,158)
Long-term Liabilities	(10,595,717)	(7,970,483)	(3,134,677)	(416,298)	-	-
Net Assets	134,959,886	114,364,952	136,321,821	126,006,128	125,678,452	20,172,782
Ordinary Shares	2,039,196	2,042,384	2,161,766	2,353,068	2,353,068	377,693
Number of Weighted-average Ordinary Shares	3,214,466	3,362,986	3,822,386	4,130,221	4,213,318	4,213,318

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual financial report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual financial report were made at a rate of RMB6.2301 to US$1.00, the noon buying rate in effect as of December 31, 2012. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China (the “PRC”) imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
		(RMB per U.S. dollar)
2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8275	6.8244	6.8299
2010	6.6000	6.7696	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
December	6.2301	6.2328	6.2251	6.2502
2013
January	6.2186	6.2215	6.2134	6.2303
February	6.2213	6.2323	6.2213	6.2438
March	6.2108	6.2154	6.2105	6.2246
April (through April 19, 2013)	6.1772	6.1927	6.1720	6.2078

Source: Federal Reserve Statistical Release
____________________
(1)	Annual averages are calculated using the average of month-end rates of the relevant years. Monthly averages are calculated using the average of the daily rates during the relevant periods.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider all of the information in this Annual Report and, in particular, the risks outlined below. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR BUSINESS

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

In 2012, we experienced an increase in service fee revenue. We intend to optimize our revenue mix by focusing on generating more service fee income through a wider range and different levels of service in the future. The growth in the size and complexity of our business has placed and is expected to continue to place a significant strain on our management and operations. Continued growth will require us to recruit and hire a substantial number of new employees, including consulting and product development personnel. In particular, our ability to undertake new projects and increase license revenues is substantially dependent on the availability of our consulting personnel to assist in the licensing and implementation of our software solutions. We will not be able to continue to increase our business at historical rates without adding significant numbers of personnel skilled in software implementation and integration. Although we have not incurred significant difficulty in the hiring and training of skilled employees to date, there can be no assurance that we will effectively locate, retain or train additional personnel in the future. If we do not sufficiently increase our integration and implementation workforce over time, we may be required to forego licensing opportunities. Our ability to compete effectively and to manage future growth, if any, also will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis.

Historically, wages for comparably skilled technical and management personnel in the software solutions industry in China have been lower than in developed countries, such as in the U.S. or Europe. In recent years, wages in China’s software industry have increased and may continue to increase at faster rates. Wage increases will increase the cost of our products and services of the same quality and increase our cost of operations. As a result, our gross margin and profit margin may decline. In the long term, unless offset by increases in efficiency and productivity of our work force, wage increases may also result in increased prices for our solutions and services, making us potentially less competitive. Increases in wages, including an increase in the cash component of our compensation expenses, will increase our net cash outflow and our gross margin and profit margin may decline.

Our operating results may seasonally fluctuate, which could cause our results to fall short of expectations and may adversely affect the trading price of our ordinary shares.

Our business has historically experienced the highest level of revenue in the fourth quarter of each year, primarily due to significant year-end capital purchases by customers. This has resulted in 2012, 2011, and 2010 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the future and that our revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year. As we continue to grow, we expect that the seasonality in our business may cause our operating results to fluctuate. Due to the foregoing factors, we believe that quarter to quarter comparisons of our results of operations may not be a good indication of our future performance and should not be overly relied upon. It is likely that our results of operations in some periods may be below the expectations of public market analysts and investors. In this event, the price of our ordinary shares will probably decline, perhaps significantly more in percentage terms than any corresponding decline in our operating results.

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

We derive most of our revenues from the license and implementation of software applications for China’s retail and consumer goods industries and providing consulting services. The life cycle of our software is difficult to estimate due in large measure to the potential effect of new software, applications and enhancements (including those we introduce) on the maturation in the China’s retail and consumer goods industries. To the extent we are unable to continually improve our front-end supply chain total solutions to address the changing needs of the China’s retail and consumer goods industries market, we may experience a significant decline in the demand for our programs. In such a scenario, our revenues may significantly decline.

The market for front-end supply chain total solutions is intensely competitive.

Although we believe that we have principal competitive factors in our markets, a number of companies offer competitive products addressing certain of our target markets. In the enterprise systems market, we compete with in-house systems developed by our targeted customers and with third-party developers. In addition, we believe that new market entrants may attempt to develop fully integrated enterprise-level systems targeting the China’s retail and consumer goods industries. Many of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than we do. There can be no assurances that we will be able to compete successfully against current or future competitors. As a result of this product concentration and uncertain product life cycles, we may not be as protected from new competition or industry downturns as a more diversified competitor.

Our financial performance is directly related to our ability to adapt to technological change and evolving standards when developing and improving our front-end supply chain total solutions.

The software development industry is subject to rapid technological change, changing customer requirements, frequent new product introductions and evolving industry standards that may render existing software obsolete. The life cycles of our software are difficult to estimate. Our software products must keep pace with technological developments, conform to evolving industry standards and address the increasingly sophisticated needs of Chinese retailers, wholesalers, distributors and logistics companies. In particular, we believe that we must continue to respond quickly to users’ needs for broad functionality. While we attempt to upgrade our software every one to two years, we cannot guarantee that our software will continue to enjoy market acceptance. To the extent we are unable to develop and introduce enhancements to existing products and new products in a timely manner, we believe that participants in the China’s retail and consumer goods industries will obtain products from our competitors promptly and our sales will correspondingly suffer. In addition, we strive to achieve compatibility between our products and retailing systems platforms that we believe are or will become popular and widely adopted. We invest substantial resources in development efforts aimed at achieving this compatibility. If we fail to anticipate or respond adequately to technology or market developments, we could become less competitive and our revenue could be adversely affected.

Asset impairment reviews may result in future write-downs.

Our accounting policies require us, among other things, to conduct annual reviews of goodwill, and to test intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In connection with our business acquisitions, we make assumptions regarding estimated future cash flows and other factors to determine the fair value of goodwill and intangible assets. In assessing the related useful lives of those assets, we have to make assumptions regarding their fair value, our recoverability of those assets and our ability to successfully develop and ultimately commercialize acquired technology. If those assumptions change in the future when we conduct our periodic reviews in accordance with applicable accounting standards, we may be required to record impairment charges. We have made impairment loss of intangible assets of RMB2.4 million, RMB4.1 million and nil for the years ended December 31, 2010, 2011 and 2012, respectively. It is possible that future reviews will result in further write-downs of goodwill and other intangible assets.

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

Our success and ability to compete depend substantially upon our intellectual property, which we protect through a combination of confidentiality arrangements and copyrights. We enter into confidentiality agreements with most of our employees and consultants, and control access to, and distribution of, our documentation and other licensed information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, or to develop similar technology independently. Since the Chinese legal system in general and the intellectual property regime in particular, are relatively weak, it is often difficult to enforce intellectual property rights in China.

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

In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Such claims could be time consuming, and result in costly litigation.

We may become subject to litigation for infringing the intellectual property rights of others.

We recently reached a settlement agreement with Microsoft Corporation (“Microsoft”) for the claim of infringement of Microsoft intellectual property rights. Others may initiate claims against us for infringing on their intellectual property rights. We may be subject to costly litigation relating to such infringement claims and we may be required to pay compensatory and punitive damages or license fees if we settle or are found culpable in such litigation. In addition, we may be precluded from offering products that rely on intellectual property that is found to have been infringed by us. We also may be required to cease offering the affected products while a determination as to infringement is considered. These developments could adversely affect our business, financial condition and results of operations.

Our front-end supply chain total solutions may contain integration challenges, design defects or software errors that could be difficult to detect and correct.

Implementation of our software may involve a significant amount of systems developed by third parties. Although we have not experienced a material number of defects associated with our software to date, despite extensive testing, we may, from time to time, discover defects or errors in our software only after use by a customer. We may also experience delays in shipment of our software during the period required to correct such errors. In addition, we may, from time to time, experience difficulties relating to the integration of our software products with other hardware or software in the customer’s environment that are unrelated to defects in our software products. Such defects, errors or difficulties may cause future delays in product introductions and shipments, result in increased costs and diversion of development resources, require design modifications or impair customer satisfaction with our software. Since our software solutions are used by our customers to perform mission-critical functions, design defects, software errors, misuse of our products, incorrect data from external sources or other potential problems within or out of our control that may arise from the use of our products could result in financial or other damages to our customers. To date, however, we have not had significant difficulties integrating our software into our customers’ existing systems. We do not maintain product liability insurance. Although our license agreements with customers contain provisions designed to limit our exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect us against such claims and the liability and costs associated therewith. To the extent we are found liable in a product liability case, we could be required to pay a substantial amount of damages to an injured customer, in addition to the cost of litigation, thereby negatively affecting our financial condition.

We are subject to cybersecurity risks and incidents, which could cause our business and reputation to suffer.

Our cloud service and MyStore business involves the storage and transmission of customers' information, sales data and shopping preferences. The protection of our customer data is vitally important to us. While we have implemented measures to prevent security breaches and cyber incidents, our information technology and infrastructure may be vulnerable to attacks by hackers or breaches due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings and disrupt our operations and the services we provide to customers, which could adversely affect our business, financial condition and results of operations and damage our reputation.

We have generated a significant shareholders’ deficit, and we cannot provide any assurance that our business will be profitable in the future.

Though we achieved profitability from 2004 to 2006, we had an accumulated deficit of RMB112,182,162 (US$18,006,479) as of December 31, 2012. As of December 31, 2012, our shareholders’ equity was RMB125,678,452 (US$20,172,782). While we have achieved profitability in previous years, there can be no assurance that we will be able to continue our growth or profitability. Indeed, we had a net loss of RMB4,509,616 (US$723,843) for the year ended December 31, 2012.

RISKS RELATED TO CONDUCTING OUR BUSINESS IN CHINA

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

We have derived most of our revenues to date from software and services to the Chinese retail and consumer goods industries for manufacturers, distributors, logistics player and retailers, and our future growth is critically dependent on increased sales to these particular industries. The success of our customers is intrinsically linked to economic conditions in these industries, which in turn are subject to intense competitive pressures and are affected by overall economic conditions. We believe the license of our software solutions and the purchase of our related services is discretionary and generally involves a significant commitment of capital. As a result, although we believe our products can assist China’s retailers, distributors, wholesalers, and logistics companies in a competitive environment, demand for our products and services could be disproportionately and adversely affected by instability or downturns in the retailing, distribution, wholesaling and logistics industries, which may cause customers to exit the industry or delay, cancel or reduce any planned expenditures for information management systems and software products. We have previously experienced this effect in connection with the global financial crises and economic downturn, placed upon China’s retailing industry in recent years. There can be no assurance that we will be able to continue our historical revenue growth or achieve profitability on a quarterly or annual basis. Our results of operations will not be adversely affected by continuing or future downturns in these industries. Any adverse change in the Chinese retail and consumer goods industries could adversely affect the level of software expenditure by the participants in these industries, which, in turn, could result in a material reduction in our sales.

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

According to the PRC laws, a share pledge agreement is required to be registered with the Administration for Industry and Commerce. We have completed the registration of the share pledge agreements between eFuture Beijing, Changshengtiandi, our VIE, and Changshengtiandi's shareholders.

If the PRC government finds that the agreements that establish the structure for operating Changshengtiandi, our VIE, do not comply with applicable PRC laws and regulations, we could be subject to penalties and other actions.

Because PRC laws and regulations currently restrict any foreign investments in the telecommunication business in China by certain requirements to the registered capital and the ownership proportion of the foreign party, we are dependent on our VIE in which we have no direct ownership interest, to operate the business through various contractual arrangements. These contractual arrangements enable us to (1) have the power to direct the activities that most significantly affect the economic performance of Changshengtiandi; (2) receive substantially all of the economic benefits from Changshengtiandi in consideration for the services provided by our wholly owned subsidiary in China; and (3) have an exclusive option to purchase all or part of the equity interests in Changshengtiandi, when and to the extent permitted by PRC law, or request any existing shareholder of Changshengtiandi to transfer all or part of the equity interest in Changshengtiandi to another PRC person or entity designated by us at any time, in our discretion.

If eFuture Beijing, Changshengtiandi, or the contractual arrangements, are determined to be in violation of any existing or future PRC laws, rules or regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	imposing fines;
●	requiring us, eFuture Beijing or Changshengtiandi, to restructure the relevant ownership structure or operations;
●	revoking the ICP license of Changshengtiandi.

The imposition of any of these actions would disrupt our ability to conduct business and may adversely affect our financial results.

If we are found to be in violation of current or future PRC laws and regulations regarding Internet-related services and telecom-related activities, we could be subject to penalties.

The PRC has enacted regulations that apply to Internet-related services and telecom-related activities. While many aspects of these regulations remain unclear, they purport to limit and require licensing of various aspects of the provision of Internet information and content and online advertising services.

Changshengtiandi, our VIE, has obtained a license for the provision of Internet content services (“ICP license”) on May 24, 2011. However, if current or future laws or regulations regarding Internet-related activities are interpreted to be inconsistent with our ownership structure and/or its business operations, our business could be severely impaired and it could be subject to severe penalties.

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

The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In particluar, the government could change these economic reforms or any of the legal systems at any time. The influencing factors include level of government involvement in the economy, control of foreign exchange, methods of allocating resources, balance of payments position, international trade restrictions and conflict.

New labor laws in the PRC may adversely affect our results of operations.

As of December 31, 2012 we had approximately 822 employees in the PRC. On June 29, 2007, the PRC Government promulgated a new labour law, namely, the Labour Contract Law of the PRC, or the Labour Contract Law, which became effective on January 1, 2008. The Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees under certain circumstances, including specific provisions related to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative’s council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. According to the Labor Contract Law, unless otherwise provided by law, an employer is obliged to sign a labor contract with a non-fixed term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee has worked for the employer for ten consecutive years. Severance pay is required if a labor contract expires without renewal because the employer refuses to renew the labor contract or provides less favorable terms for renewal. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on the number of the employee’s working years at the employer. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations. In addition, the PRC government in the future may enact further labor-related legislation that increases our labor costs and restricts our operations.

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

In December 2008, our subsidiary eFuture Beijing was designated as “High and New Technology Enterprises” under the CIT Law, which entitles it to a preferential CIT rate of 15% from 2008 to 2013. If it fails to maintain the “High and New Technology Enterprises” qualification after 2013, its applicable CIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

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

Since 1979, the Chinese government has promulgated many new laws and regulations covering general economic matters. Despite this activity to develop a legal system, China’s system of laws is not yet comprehensive. Even where adequate law exists in China, enforcement of existing laws or contracts based on existing law may be uncertain or sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary, in many cases, creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Noting that our business is substantially dependent upon laws protecting intellectual property rights, any ambiguity in the interpretation or implementation of such laws may negatively impact our business, its financial condition and results of operation. Our activities in China will also be subject to administration review and approval by various national and local agencies of China’s government. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Although we have obtained all required governmental approval to operate our business as currently conducted, to the extent we are unable to obtain or maintain required governmental approvals, the Chinese government may, in its sole discretion, prohibit us from conducting our business.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct most of our operations in China and most of our officers and directors reside outside the United States.

We are incorporated in the Cayman Islands, and conduct most of our operations in China through our subsidiaries in China. Most of our officers and directors reside outside the United States and some of the assets of those persons are located outside of the United States. It may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or Chinese court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. You would also find it difficult to enforce a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws, in the United States, the Cayman Islands or China, against us or our officers and directors.

Our corporate affairs are governed by our Memorandum and Articles of Association and by the Companies Law, Cap. 22 (2012 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

RISKS RELATED TO THE MARKET FOR OUR STOCK

We may not pay dividends.

We have not previously paid any cash dividends nor do we anticipate paying any dividends on our ordinary shares. Although we achieved profitability from 2004 to 2006, we cannot assure you that our operations will generate sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Indeed, we had net losses of RMB18,830,869 and RMB4,509,616 (US$723,843) for the years ended December 31, 2011 and 2012, respectively. Furthermore, there is no assurance our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. Under Cayman Islands law, we may only pay dividends from profits or credit from the share premium account (the amount paid over par value, which is $0.0756), and we must be solvent before and after the dividend payment. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating wholly- and partially-owned subsidiaries.

Our company’s share price may be adversely affected by negative investor perceptions of small Chinese companies.

In the last couple of years, many smaller U.S.-listed companies that operate primarily in China have seen the public value of their securities decrease significantly. One factor in such decreases has been the widespread allegation of fraud and unreliable financial reporting. Another factor has been a number of negative research reports published about Chinese companies, sometimes by parties that sell the securities short prior to publishing the research report in order to capitalize on subsequent share price decreases. The SEC and other agencies and self-regulatory organizations are looking into specific allegations of wrongdoing and monitoring U.S.-listed Chinese companies in general.

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

We may issue addiitonal securities, which could result in dilution to our shareholders.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may pursue. If our cash resources are insufficient to satisfy investments or acquisitions, we may determine to issue additional securities, which could result in dilution to our current shareholders.

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

Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, by the Companies Law (2012 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law in this area may not be as clearly established as they would be under statutes or judicial precedent in existence in some jurisdictions in the United States. In particular, the Cayman Islands has a less formal body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws. Moreover, our company could be involved in a corporate combination in which dissenting shareholders would have no rights comparable to appraisal rights which would otherwise ordinarily be available to dissenting shareholders of United States corporations. However, Cayman Islands statutory law does provide a mechanism for a disserting shareholder in a merger or consolidation to apply to the Grand Court for a determination of the fair value of the dissenter's shares, if it is not possible for the Company and the dissenter to agree a fair price. Also, class actions are not recognized in the Cayman Islands but goups of shareholders with identical interests may bring representative proceedings which are similar. Subject to limited exceptions, under Cayman Islands law a minority shareholder may not bring a derivative action against a board of directors. Our Cayman Islands counsel has advised as that they are aware of one recent yet unreported derivative action having been brought in the Cayman Islands. Such actions are ordinarily available in respect of United States corporations in U.S. courts. Finally, Cayman Islands companies may not have standing to initiate shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests may be limited if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

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

Based upon the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”) by the U.S. Internal Revenue Service (“IRS”) for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, a U.S. investor will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either:

●	75% or more of our gross income in a taxable year is passive income; or
●	the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

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

We were established under the Cayman Islands Companies Law on November 2, 2000 to serve as a holding company for our subsidiary, eFuture (Beijing) Royalstone Information Technology Inc. (“eFuture Royalstone” or “eFuture Beijing”, formerly known as eFuture (Beijing) Tornado Information Technology Inc.). eFuture Beijing is a PRC company established in January 2000 for the development of our intellectual property. On October 31, 2006, we listed on the NASDAQ Capital Market under the symbol “EFUT,” and we changed our name from “e-Future Information Technology Inc.” to “eFuture Information Technology Inc.” in December 2008.

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

Acquisition of the Assets and Business of Proadvancer

In April 2008, we acquired the assets and business of Proadvancer Systems Inc., or Proadvancer, pursuant to an assets and business transfer agreement between eFuture Royalstone, Proadvance System (BVI), Inc., Mr. Lu Kuang Yang, who is the shareholder of Proadvance, and Proadvance’s PRC subsidiaries, Pradvance Systems (Suzhou) Computer Application Software Co., Ltd, Beijing Proadvancer Techonology Co., Ltd, whereby we acquired the assets and business of Proadvancer.

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

General

eFuture is a leading provider of software and services to China’s rapidly growing retail and consumer goods industries. eFuture offers one-stop, end-to-end integrated portfolio of software and services from factory to consumer on seven verticals: Fast Moving Consumer Goods (FMCG), Department Store, Shopping Mall, Grocery, Logistics, Specialty Store and Online Retailers. The Company’s strong brand recognition and lasting relationships among local and international clients, along with key strategic partnerships with leading global technology companies ensures eFuture’s ability to stay at the forefront of industry trends and cement its leading role in China’s booming retail and consumer markets.

Vision

Where there are consumers, there is eFuture.

Mission

Creating a happy consumer world.

Our Market

eFuture’s software solutions and services are focused on the retail and consumer goods industries, and work with market-leading companies within these sectors. In China, retail sales accounted for almost 40% of GDP in 2012 and have shown a constant upward trend between 2006 and 2012, with a CAGR of 17.4%. In 2012, China’s retail sales reached RMB20.7 trillion, representing a growth rate of 12.7% over 2011. The rapid growth of the retail and consumer goods industry in China has been driven by powerful macro-economic trends that continue today-increasing GDP, rapid urbanization, improving quality of life and increasing national disposable income. According to a report by IDC in May 2012, total expenditure on IT solutions in China’s retail industry was almost RMB2.36 billion in 2011. For more information regarding our industry and trends see Item 5(D) - Trend Information of this report. For more information regarding our revenues by category of activities for the years ended December 31, 2010, 2011 and 2012 see Item 5(A) - Operating Results of this report.

Our Clients

eFuture’s clients include manufacturers, distributors, resellers, logistics companies and retailers. The Company’s client base encompasses global corporations such as Procter & Gamble, Pepsi, L’Oreal, Kimberly-Clark, Gucci and B&Q as well as leading Chinese companies. Its domestic client base includes over 30 companies that were ranked among China’s top 100 retailers during 2012, such as Suning, Shanghai Bailian-Lianhua, China Resources Vanguard and Beijing Wangfujing.

# 我们的客户
# Our Clients

超 市

百 货

购物中心

快速消费品

电子商务

物 流

专营专卖

Growth Strategy

As a leading provider of software solutions and services in the retail and consumer goods industries in China, we focus on the following long-term organic growth strategies:

●	Strengthening our core software core business while increasing more stable recurring maintenance and support service revenues;

●	Pursuing profitable growth by increasing the market share among key accounts; and

●	Investing in innovation, such as omni-channel solutions and cloud services to further broaden service offerings.

Our Products and Services – Core Businesses

eFuture provides a one-stop, end-to-end integrated portfolio of software and services for the front-end supply chain from factory to consumer. eFuture has three business lines: software, professional services and cloud service.

●
Software Solutions represents eFuture’s core business. The Company’s software solutions include the management of merchandizing, distribution, warehousing, supply chains, customer relationships, logistics and points of sale. They are highly scalable and can be deployed either individually or together with back-end systems. These solutions offer enhanced decision making and responsiveness to consumer demands, along with increased efficiency, which all ultimately drive profit growth.

●
Professional Services is eFuture’s fast growing business, and covers operations, delivery, consulting, maintenance and support services via the Company’s nationwide service centers and their teams of dedicated professionals.

●	Cloud Service is eFuture’s new business, and consists of cloud services based on cloud computing architecture, such as Salesforce Automation (“SFA”).

By solidifying our core software business, growing professional service revenues, and developing our cloud service offerings and capabilities, we have established a diverse platform which we believe will allow us to further increase our market share and generate consistent revenue in the future. For more information regarding our revenues by category of activities for the years ended December 31, 2010, 2011 and 2012 see Item 5(A) - Operating Results of this report.

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

Foundation Solutions – are used to meet client needs for services such as retail management, point of sale (“POS”), distribution management, logistics management, warehouse management, vendor payment and control and loyalty card management. Our clients use several of our Foundation Solutions, depending on the type of customer and their needs.

Collaborative Solutions – are used to meet client needs for services such as visual SCM and visual process management systems. Depending on the type of customer and their specific needs, our clients use a variety of our Collaborative Solutions.

Intelligent Solutions – are used to meet client needs for services such as business intelligence, brand analysis, supplier relationship management and customer relationship management systems.

Professional Services

Our software professional services business includes recurring maintenance and support services on existing software installations, delivery services, consulting services and outsourcing services.

Maintenance and Support Service – is provided following the installation of our software solutions, as clients will typically require ongoing maintenance support and software upgrades to ensure the efficient operation of their system. These services are designed to assist our customers with integration issues and to answer questions that may arise.

Following a one-year regular maintenance program that is an element of our initial software installation; our customers may choose to purchase three types of continued annual maintenance services. Under our Regular Service, we generally provide remote support over the telephone or internet during regular business hours. For our customers who elect to purchase our Advanced Service at a higher cost, we will provide these services at the customer’s location and on a real-time basis, if appropriate. We can also provide a Customized Service when some customers require a dedicated service executive and customized service plan with additional cost. Each level of maintenance offers customers a variety of options to meet their particular needs.

While on-site with our customers, it is common for us to identify problems and issues that we believe the customer should address in connection with the use of our software. Items that we may discuss with our customers include increasing the size of data storage or the configuration of hardware. We report these identified items by giving written recommendations for actions the customer should consider. The objective is to report our general suggestions and not provide the detailed evaluation that would typically be performed under our consulting arrangements. If our customer deems additional services to be necessary, we will then enter into a separate consulting agreement with the customer. These maintenance services are unrelated to the development and installation of program upgrades that we develop from time to time.

Delivery Service – is provided to customers to assist in planning and executing their projects throughout the process. We typically provide the following services at different stages in the management of a project, as illustrated below:

Consulting Service – is provided by our consulting services group which consists of business consultants, systems analysts and technical personnel with extensive retail, manufacturing, and wholesale industry experience. The consulting services group assists our customers in all phases of systems implementation that exceed the limited services we provide under our maintenance arrangements, including systems planning and design, customer-specific configuration of application modules, and on-site implementation or conversion from existing systems. We also offer a variety of post-implementation consulting services designed to maximize our customers’ return on software investment, which include enhanced utilization reviews and business process optimization.

Outsourcing Service – is flexible by design to meet our clients’ changing requirements. eFuture outsourcing services can manage all or parts of our clients’ non-core business processes or technology operations, from selective outsourcing to full-scope system and network outsourcing and data center management. eFuture teams manage and operate the client’s internal business processes. Leveraging technology with our industry and process expertise, we provide design, development, implementation, operation, and continuous improvement for both IT and business functions. Our call center, based in Wuhan and also referred to as our help desk department, provides a single point of contact to receive and manage all customers’ requests (problem notification, information request, service request) across the entire range of services provided.

Cloud Service (www.cloudsales.com.cn)

Cloud service is eFuture’s new business, and consists of cloud services based on cloud computing architecture, such as Salesforce Automation (“SFA”) and Data Link.

The official launch of our cloud service offering marked an important milestone in the development of our Company, and allows us to offer an expanded portfolio of solutions to China’s retail and fast moving consumer goods industries.

Our cloud service offering is a cost-effective solution for clients as they are charged a monthly fee rather than being required to make a significant upfront license fee payment or buy additional hardware. This, in turn, translates into recurring revenue for eFuture.

MyStore – Seed Business

MyStore is positioned to be a consumer social network shopping platform. We have already completed the phase I testing and have seen the postive results.

Sales and Marketing

To date, we have provided our products and services to businesses located throughout China via our extensive nationwide network:

●	Headquartered in Beijing
●	R&D centers in Beijing, Guangzhou and Wuhan
●	Regional service centers in Beijing, Shanghai, Guangzhou, Wuhan, Qingdao, Xi’an, Fuzhou, Hangzhou, Nanjing, Chongqing and Shenzhen

2012 was a truly transformational year. Our transformational process has been marked by three key strategic initiatives to enhance our position for future growth.

First, we have been making good progress in enhancing our sales capacity by leveraging opportunities through value added service offerings.

Second, we have improved our productivity, quality and cost efficiency of our service delivery through localization.

Third, we have increased our value proposition for customers and have successfully moved many up the value chain.

The product management process, particularly in project completion times, has improved. We have approximately 60 mid-level managers covering regional and business verticals, and over the course of 2012, the Company conducted a number of training courses sought to improve sales, leadership and project management.

In addition, we've invested resources to enhance our delivery efficiency. The results have been positive with significant improvement in our operating metrics. At the end of 2011 we had a pipeline of 58 groups of prospective clients with a potential aggregate contract value of RMB26 million. By the end of 2012, we increased the number of prospective clients to approximately 100 with a potential contract value of over RMB50 million (US$8.0 million).

Existing client revenue and contract value has also increased. Average contract value in the fourth quarter 2012 increased by 27.7%, and for the full year 2012, a 29% increase versus 2011.

We continue to migrate towards higher quality and financially stronger clients with businesses that offers greater scale and higher contract values. A better understanding of the requirements of these clients enables more efficient interactions and improved collection times of accounts receivable.

Through our continued efforts to move up the value chain, we have enhanced our competitive niche, expanding our offerings from products-driven services to near solution-based services so as to deepen client penetration and increase size of sales. In addition, service delivery efficiency improved significantly, as we tightened our control measures to minimize risk and costs. This is reflected in our improved profit margins.

Our marketing efforts have also yielded positive results. Marketing expenses have been maintained at 2011 levels. We have generated approximately 100 additional prospective clients throughout 2012. These results have been assisted by our efforts to publish a quarterly "eFuture Business Review" that features views from industry veterans, academia and IT experts, and are primarily targeted at the C suite level.

In addition, our focus on tier 2 cities has also proved fruitful. We have organized seminars in 15 cities, including Hubei, Zhejiang, Fujian, Shanxi and Shandong, and increased our participation in the national industry associations, such as the China Chain Store & Franchise Association (“CCFA”), China Commerce Association for General Merchandise, the China General Chamber of Commerce and others.

We've organized over 30 such events to build our brand awareness and raise our profile in 2012. These events help to identify sales opportunities and consequently expanded our pipelines. At the same time, it has helped to identify markets in which we plan to prioritize our marketing efforts in 2013.

Collaborative Efforts and Recognition

eFuture partners with leading global companies such as IBM and Oracle to co-develop software and implement partners’ solutions locally.

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

As of the date of this annual report, we have been granted the following awards:

●	In 2010, IBM awarded us with the title of Excellent Application Solution Provider in Asia Pacific Region.
●	At the IBM 2011 China Partner Conference, we received the "IBM 2010 Market Leadership Achievement" award.
●	In 2011, integrated IT service provider Digital China named eFuture “Best Solution Partner in the Distribution Industry”.
●	In 2011, we were also recognized as “Best logistics service provider in the business services sector” at an event convened by the Chinese General Chamber of Commerce and the China Business Herald.
●	In 2012, we received “Best Corporation” award from CCFA.
●	In 2012, China Computer Industry Association awarded us with the title of Gold Software Model Enterprise in Retail Industry.

Competitive Landscape

Since the competitive landscape differs depending on the customer, eFuture divides its customer base into three tiers.

Tier 1 - multinational corporations in the retail and FMCG markets with operations in China. eFuture’s biggest advantage within this tier is its “global” reach, meaning global, yet localized. Its competitors in this tier include those that are larger and possibly international, but that are less experienced in the Chinese market and often address multiple market segments. By contrast, eFuture focuses strictly on the retail and consumer goods sector. Our strategy is to provide global solutions with local service by collaborating with larger technology companies such as IBM and Oracle.

Tier 2 - the top 100 retailers and leading regional retailers in China. Here, eFuture enjoys strong brand recognition and is competing with global and local competitors. Over 30% of China’s top 100 retailers are eFuture customers. Our global best practice offering features competitive pricing, more flexible and localized solutions, which gives eFuture a competitive advantage when addressing Tier 2 customers.

Tier 3 - all retail and FMCG companies outside the Tier 2 market. In this space, eFuture is competing with approximately 150+ companies that deliver solutions to small and medium-sized businesses located throughout China. Since 2009, eFuture started to conduct marketing activities in this space, which helped to increase market share.

We encounter competitive products from a variety of vendors. We believe that while our markets are still subject to intense competition, the number of significant competitors for business in China is relatively limited. We believe our principal competitive advantages are:

●	a leading position in China’s retail and consumer goods software and services market
●	strong brand recognition among international and local clients
●	strategic partnerships with leading global technology companies
●	one-stop, end-to-end integrated portfolio of products and services

Research & Development

In the fiscal year 2012, our research & development efforts focus on the following area:

Data Link Cloud Services

Data Link services, a new cloud based distributor relationship management application under our cloud platform, allow the manufacturers to access to real-time sales, inventory and replenishment information directly from their distributors.

MyStore

We are currently engaged in the initial stage of developing a consumer social network shopping platform. It aims to connect and engage consumers.

Congou

Congou development platform, which consists a set of open-source software framework and rapid application development tools, is designed to increase development efficiency and software quality based on browser/server architecture by JAVA technology applications.

Congou development platform provides uniform data access layer (DAL), enterprise service bus (ESB), business process management (BPM) engine, security control, message queue, task scheduling and other supports. It allows programmers to focus on the business data object, without having to be concerned about specific instances of the database type, deployment, caching strategy and the specific technology such as database connection pool. At the same time, it also allows the implementation personnel use the visual graphical tools to compile and adjust the service flow and workflow.

Intellectual Property

Our success and competitive position depend in part upon our ability to develop and maintain the proprietary aspect of our technology. The reverse engineering, unauthorized copying, or other misappropriation of our technology could enable third parties to benefit from our technology without us being compensated. We rely on a combination of trademarks, trade secrets, copyright law and contractual restrictions to protect the proprietary aspects of our technology. We seek to protect the source code to our software, documentation and other written materials under trade secret and copyright laws. While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States.

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

Although we develop our own software products, each is based upon middleware developed by third parties, including IBM and Oracle. We integrate this technology, licensed by our customers from third parties in our software products. If our customers are unable to continue to license any of this third party software, or if the third party licensors do not adequately maintain or update their products, we would face delays in the release of our software until equivalent technology interfaces can be identified, licensed or developed, and integrated into our software products. These delays, if they occur, could harm our business, operating results and financial condition.

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

Our standard software license agreements contain an infringement indemnity clause under which we agree to indemnify and hold harmless our customers and business partners against liability and damages arising from claims of various copyright or other intellectual property infringement by our products. We have never lost an infringement claim and our costs to defend such lawsuits have been insignificant. Although it is possible that in the future third parties may claim that our current or potential future software solutions infringe on their intellectual property, we are not currently aware of any claims to have a significant impact on our business, operating results, or financial condition.

Regulations

Regulation of Software Products

On March 1, 2009, the Ministry of Information Industry issued the Administrative Measures on Software Products (the “Software Measures”) to strengthen the regulation of software products and to encourage the development of the Chinese software industry. Under the Software Measures, a software developer must have all software products imported into or sold in China tested by a testing organization approved by the Ministry of Information Industry. The software products must be registered with the Ministry of Information Industry or with its provincial branch. The sale of unregistered software products in China is forbidden. The software products that have been registered or filed with the Ministry of Information Industry or with its provincial branch may enjoy the relevant encouragement policies in the Industrial Policies. Software products can be registered for five years, and the registration is renewable upon expiration.

Regulation of Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks and copyrights, and in 1998, China established the State Intellectual Property Office (“SIPO”) to coordinate China’s intellectual property enforcement efforts. SIPO is responsible for granting and enforcing patents, as well as coordinating intellectual property rights related to copyrights and trademarks. Protection of intellectual property in China follows a two-track system. The first track is administrative in nature, whereby a holder of intellectual property rights files a complaint at a local administrative office. Determining which intellectual property agency can be confusing, as jurisdiction of intellectual property matters is diffused throughout a number of government agencies and offices, each of which is typically responsible for the protection afforded by one statute or one specific area of intellectual property-related law. The second track is a judicial track, whereby complaints are filed through the Chinese court system. Since 1993, China has maintained various intellectual property tribunals. The total volume of intellectual property related litigation, however, remains small.

Copyright – China adopted its first copyright law in 1990. The National People’s Congress amended the Copyright Law in 2001 and 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to software products, among others. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. Unlike patent and trademark registration, copyrighted works do not require registration for protection. Protection is granted to individuals from countries belonging to the international copyright conventions or bilateral agreements of which China is a member.

Trademark – The Chinese Trademark Law, adopted in 1982 and revised in 1993 and 2001, protects registered trademarks. The Trademark Office under the Chinese State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. China has a “first-to-register” system that requires no evidence of prior use or ownership. We have registered a number of our product names with the Trademark Office.

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

Regulation of Value-added Telecommunications Services

The Telecommunications Regulations of the People’s Republic of China (“Telecom Regulations”), implemented on September 25, 2000, are the primary PRC law governing telecommunication services, and set out the general framework for the provision of telecommunication services by domestic PRC companies. The Telecom Regulations require that telecommunications service providers procure operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between “basic telecommunications services,” which we generally do not provide, and “value-added telecommunications services.” The Telecom Regulations define value-added telecommunications services as telecommunications and information services provided through public networks. The Catalogue of Telecommunications Business (“Catalogue”), which was issued as an attachment to the Telecom Regulations and updated in February 2003, identifies online data and transaction processing, on-demand voice and image communications, domestic Internet virtual private networks, Internet data centers, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, Internet access, and online information and data search as value-added telecommunications services. We engage in various types of business activities that are value-added telecommunications services as defined and described by the Telecom Regulations and the Catalogue.

On March 1, 2009, the MIIT issued Measures on the Administration of Telecommunications Business Operating Permits (“Telecom License Measures”) to supplement the Telecom Regulations and replace the previous Administrative Measures for Telecommunications Business Operating Licenses (“2001 Telecom Operating Measures”). The Telecom License Measures confirm that there are two types of telecom operating licenses for operators in China, one for basic telecommunications services and one for value-added telecommunications services. A distinction is also made as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to each license granted will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded in its Telecommunications Services Operating License.

On May 24, 2011, the MIIT issued to Changshengtiandi a license for the provision of Internet content services (“ICP license”), which is considered to be a type of value-added telecommunications business. The ICP license is subject to annual inspections.

Regulation of Foreign Direct Investment in Value-Added Telecommunications Companies

Various PRC regulations currently restrict foreign-invested entities from engaging in value-added telecommunication services, including providing Internet information services. Foreign direct investment in telecommunications companies in China is regulated by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (“FITE Regulations”), which were issued by the PRC State Council on December 11, 2001 and amended on September 10, 2008. The FITE Regulations stipulate that foreign invested telecommunications enterprises in the PRC (“FITEs”), must be established as Sino-foreign equity joint ventures. Under the FITE Regulations and in accordance with WTO-related agreements, the foreign party to a FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, with no geographic restrictions on its operations. The PRC government has not made any further commitment to liberalize its regulation of FITEs.

For a FITE to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. FITEs that meet these requirements must obtain approvals from the MIIT and the MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the MIIT issued Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (“MIIT Notice”), which reiterates certain provisions of the FITE Regulations. Under the MIIT Notice, if a FITE intends to invest in a PRC value-added telecommunications business, the FITE must be established and must apply for a telecommunications business license applicable to the business. Under the MIIT Notice, a domestic company that holds a ICP license, is considered to be a type of value-added telecommunications business in China, and is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder. The MIIT Notice requires each ICP license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with standards set forth in relevant PRC regulations. Our VIE, Changshengtiandi, rather than our subsidiaries, holds ICP licenses.

Seasonality

Like many other Chinese companies operating in China, our businesses tends to be slower in the quarter that includes the month of March and tends to be stronger in the quarter that includes December due to the Chinese New Year and the budgeting practice that is on calendar basis adopted by government agencies and most Chinese private enterprises.

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

Our principal executive offices and headquarters in Beijing moved to the central business district in May of 2009, located at 8/F Topnew Tower, 15 Guanghua Road, Chaoyang District, Beijing 100026, China. Our telephone number is +86 10 5293 7699, and our fax number is +86 10 5165 0988.

D.	Property, Plant and Equipment

Facilities

We currently operate twelve facilities throughout China. Our headquarters are located in Beijing. Our research and development operations are generally located in Guangzhou and Wuhan. We also maintain customer support and programming operations in Shanghai, Guangzhou and Wuhan.

Office	Address	Rental Term	Space

Beijing	8/F Topnew Tower 15 Guanghua Road Chaoyang District Beijing, PRC	Expires April 25, 2015	1,496.77 sq. meters

Shanghai	Floor 19E, F, G, H Shentong Information Plaza 55 West Huaihai Road Xu Hui District, Shanghai, PRC	Expires March 19, 2015	602.14 sq. meters

Nanjing	Room 2410, No. 3 Building Jiaye International City 158 Lushan Road, Jianye District Nanjing, Jiangsu Province, PRC	Expires December 31, 2013	327.57 sq. meters

Shijiazhuang	R2108, Floor 21 Changan Plaza 289 East Road of Zhongshan Street Shijiazhuang, Hebei Province, PRC	Expires December 31, 2014	647.68 sq. meters

Guangzhou	Rear Building Huicheng Plaza 130 Zhongshan Street Guangzhou, Guangdong Province, PRC	Expires March 31, 2014	1,760 sq. meters

Wuhan	Floor 36 and 40 No. 7 Zhongnan Road, Wuchang District Wuhan, Hubei Province, PRC	Expires May 19, 2015	2293.73 sq. meters

Qingdao	Floor 6 C, Block A No. 11 Building Qingdao Software Park No. 288 Ningxia Road, Shinan District Qingdao, Shandong Province, PRC	Expires June 30, 2014	107.98 sq. meters

Xi’an	Room 1235, Floor 12, Unit 1 Yu Long International No. 183 Dong’er Road Xi’an, Shanxi Province, PRC	Expires April 5, 2014	139.17 sq. meters

Fuzhou	Room 06, Floor9 Rongcheng Commercial & Trade Center No.129 Wuyi North Road, Gulou District Fuzhou, Fujian Province, PRC	Expires May 31, 2014	100.84 sq. meters

Hangzhou	Floor 20 Zhongdu Department Store Plaza, 87 Qingchun Road Xiacheng District, Hangzhou, Zhejiang Province, PRC	Expires March 24, 2014	170 sq. meters

Shenzhen	Room G, H & L, Floor 8, International Trade Business Building, Nanhu Road, Luohu District, Shenzhen	Expires June 30, 2014	492.43 sq. meters

As of the date of this report, the old Chongqing office expired while the new site has not been confirmed. We do not have any material plans, agreements or obligations to construct, expand or improve any facilities.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements, together with the respective notes thereto, included elsewhere in this report. Our audited historical consolidated financial statements have been prepared in accordance with US GAAP. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Introduction — Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

eFuture is a leading provider of software and services to China's rapidly growing retail and consumer goods industries. eFuture offers one-stop, end-to-end integrated portfolio of software and services from factory to consumer on seven verticals: Fast Moving Consumer Goods (FMCG), Department Store, Shopping Mall, Grocery, Logistics, Specialty Store and Online Retailers. In light of the Company's strong brand recognition and long-term relationships among local and international clients, along with key strategic partnerships with leading global technology companies, eFuture is seeking to remain at the forefront of industry trends and perpetuate its leading role in China's growing retail and consumer markets.

Summary of 2012 Operations

2012 was a truly transformational year. Our transformational process has been marked by three key strategic initiatives to enhance our position for future growth.

First, we have been making good progress in enhancing our sales capacity by leveraging opportunities through value added service offerings.

Second, we have improved our productivity, quality and cost efficiency of our service delivery through localization.

Third, we have increased our value proposition for customers and have successfully moved many up the value chain.

The product management process, particularly in project completion times, has improved. We have approximately 60 mid-level managers covering regional and business verticals, and over the course of 2012, the Company conducted a number of training courses sought to improve sales, leadership and project management.

In addition, we've invested resources to enhance our delivery efficiency. The results have been positive with significant improvement in our operating metrics. At the end of 2011 we had a pipeline of 58 groups of prospective clients with a potential aggregate contract value of RMB26 million. By the end of 2012, we increased the number of prospective clients to approximately 100 with a potential contract value of over RMB50 million (US$8.0 million).

Existing client revenue and contract value has also increased. Average contract value in the fourth quarter 2012 increased by 27.7%, and for the full year 2012, a 29% increase versus 2011.

We continue to migrate towards higher quality and financially stronger clients with businesses that offers greater scale and higher contract values. A better understanding of the requirements of these clients enables more efficient interactions and improved collection times of accounts receivable.

Through our continued efforts to move up the value chain, we have enhanced our competitive niche, expanding our offerings from products-driven services to near solution-based services so as to deepen client penetration and increase size of sales. In addition, service delivery efficiency improved significantly, as we tightened our control measures to minimize risk and costs. This is reflected in our improved profit margins.

Our marketing efforts have also yielded positive results. Marketing expenses have been maintained at 2011 levels. We have generated approximately 100 additional prospective clients throughout 2012. These results have been assisted by our efforts to publish a quarterly "eFuture Business Review" that features views from industry veterans, academia and IT experts, and are primarily targeted at the C suite level.

In addition, our focus on tier 2 cities has also proved fruitful. We have organized seminars in 15 cities, including Hubei, Zhejiang, Fujian, Shanxi and Shandong, and increased our participation in the national industry associations, such as the China Chain Store & Franchise Association (“CCFA”), China Commerce Association for General Merchandise, the China General Chamber of Commerce and others.

We've organized over 30 such events to build our brand awareness and raise our profile in 2012. These events help to identify sales opportunities and consequently expanded our pipelines. At the same time, it has helped to identify markets in which we plan to prioritize our marketing efforts in 2013.

Results of Operations

The following table presents the results of our operations for the years indicated. Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

	Chinese Yuan (Renminbi) For the Years Ended December 31,			U.S. Dollars For the Year Ended December 31,
	2010	2011	2012	2012
Revenues
Software revenue	¥63,887,988	¥52,599,132	¥79,535,451	$12,766,320
Hardware revenue	35,805,127	38,838,235	28,460,810	4,568,275
Service fee revenue	52,209,569	83,011,113	90,358,608	14,503,557
Total Revenues	151,902,684	174,448,480	198,354,869	31,838,152

Cost of revenues
Cost of software revenue	(11,952,426)	(12,658,868)	(26,651,708)	(4,277,894)
Cost of hardware revenue	(31,282,457)	(32,412,956)	(23,862,880)	(3,830,256)
Cost of service fee revenue	(30,748,994)	(57,885,408)	(62,409,787)	(10,017,462)
Amortization of acquired customer relationships and softwares	(10,353,492)	(7,838,965)	(4,157,333)	(667,298)
Amortization of software costs	(4,734,364)	(3,319,857)	(2,767,041)	(444,141)
Impairment loss of intangible assets	(2,401,502)	(4,135,194)	-	-
Total Cost of Revenues	(91,473,235)	(118,251,248)	(119,848,749)	(19,237,051)

Gross Profit	60,429,449	56,197,232	78,506,120	12,601,101

Operating Expenses
Research and development expenses	(8,152,923)	(4,666,122)	(3,737,959)	(599,984)
General and administrative expenses	(39,253,368)	(46,231,355)	(32,799,689)	(5,264,713)
Selling and distribution expenses	(34,755,979)	(24,845,248)	(40,448,601)	(6,492,448)
Total Operating Expenses	(82,162,270)	(75,742,725)	(76,986,249)	(12,357,145)

Profit (Loss) from operations	(21,732,821)	(19,545,493)	1,519,871	243,956

Other income (expenses)
Interest income	588,600	534,203	497,457	79,847
Interest expenses	(636,050)	(550,338)	-	-
Interest expenses - amortization of discount on convertible notes payable	(13,712)	(6,431,872)	-	-
Interest expenses - amortization of deferred loan costs	(369,516)	(474,399)	-	-
Finance cost - exchange warrants	(1,443,888)	-	-	-
Loss on investments	(54,192)	(240,000)	-	-
Gains on derivative liabilities	3,429,479	347,565	3,168	508
Other income (expenses)	-	873,697	(2,027,354)	(325,412)
Foreign currency exchange loss	(530,939)	(36,864)	(5,328)	(855)
Loss from continuing operations before income tax	(20,763,039)	(25,523,501)	(12,186)	(1,956)
Less: Income tax expenses (benefit)	(1,770,001)	(571,857)	4,497,430	721,887
Loss from continuing operations	(18,993,038)	(24,951,644)	(4,509,616)	(723,843)
Less: Net loss attributable to the non-controlling interest	(1,606,146)	(511,423)	-	-
Net loss from continuing operations attributable to eFuture Information Technology Inc.	(17,386,892)	(24,440,221)	(4,509,616)	(723,843)
Discontinued operations
Gain from discontinued operations (including gain on disposal of ¥3,427,236, ¥6,701,170 and nil, respectively)	63,471	5,609,352	-	-
Less: Income tax expenses	-	-	-	-
Gain from discontinued operations	63,471	5,609,352	-	-
Net loss	¥(17,323,421)	¥(18,830,869)	¥(4,509,616)	$(723,843)
Earnings (Loss) per ordinary share
Basic	¥(4.53)	¥(4.56)	¥(1.07)	$(0.18)
- Continuing operations	(4.55)	(5.92)	(1.07)	(0.18)
- Discontinued operations	0.02	1.36	-	-
Diluted	¥(4.53)	¥(4.56)	¥(1.07)	$(0.18)
- Continuing operations	(4.55)	(5.92)	(1.07)	(0.18)
- Discontinued operations	0.02	1.36	-	-
Basic Weighted-average Shares Outstanding	3,822,386	4,130,221	4,213,318	4,213,318
Fully-Diluted Weighted-average Shares Outstanding	3,831,803	4,130,221	4,213,318	4,213,318

The following table sets forth certain selected financial information expressed as a percentage of total revenues for the periods indicated and cost of revenues and product development expenses expressed as a percentage of the related revenues. In addition, the table sets forth a comparison of selected financial information, expressed as a percentage change in 2010, 2011 and 2012.

RMB
	FY 2010	Percentage of FY 2010 Revenues	FY 2011	Percentage of FY 2011 Revenues	FY 2012	Percentage of FY 2012 Revenues	Change FY 2010 v FY 2011	% Change	Change FY 2011 v FY 2012	% Change
Revenues
Software sales	63,887,988	42.1%	52,599,132	30.2%	79,535,451	40.1%	(11,288,856)	-17.7%	26,936,319	51.2%
Hardware sales	35,805,127	23.6%	38,838,235	22.3%	28,460,810	14.3%	3,033,108	8.5%	(10,377,425)	-26.7%
Service fee income	52,209,569	34.4%	83,011,113	47.5%	90,358,608	45.6%	30,801,544	59.0%	7,347,495	8.9%
Total Revenues	151,902,684	100.0%	174,448,480	100.0%	198,354,869	100.0%	22,545,796	14.8%	23,906,389	13.7%

Cost of Revenues
Cost of software	(11,952,426)	-7.9%	(12,658,868)	-7.3%	(26,651,708)	-13.4%	(706,442)	5.9%	(13,992,840)	110.5%
Cost of hardware	(31,282,457)	-20.6%	(32,412,956)	-18.6%	(23,862,880)	-12.0%	(1,130,499)	3.6%	8,550,076	-26.4%
Cost of service fee income	(30,748,994)	-20.2%	(57,885,408)	-33.1%	(62,409,787)	-31.5%	(27,136,414)	88.3%	(4,524,379)	7.8%
Amortization of acquired customer relationships and softwares	(10,353,492)	-6.8%	(7,838,965)	-4.5%	(4,157,333)	-2.1%	2,514,527	-24.3%	3,681,632	-47.0%
Amortization of software costs	(4,734,364)	-3.1%	(3,319,857)	-1.9%	(2,767,041)	-1.4%	1,414,507	-29.9%	552,816	-16.7%
Impairment loss of intangible assets	(2,401,502)	-1.6%	(4,135,194)	-2.4%	-	0.0%	(1,733,692)	72.2%	4,135,194	-100.0%
Total Cost of Revenues	(91,473,235)	-60.2%	(118,251,248)	-67.8%	(119,848,749)	-60.4%	(26,778,013)	29.3%	(1,597,501)	1.4%

Gross Profit	60,429,449	39.8%	56,197,232	32.2%	78,506,120	39.6%	(4,232,217)	-7.0%	22,308,888	39.7%

Operating Expenses
Research and development	(8,152,923)	-5.4%	(4,666,122)	-2.7%	(3,737,959)	-1.9%	3,486,801	-42.8%	928,163	-19.9%
General and administrative	(39,253,368)	-25.8%	(46,231,355)	-26.5%	(32,799,689)	-16.5%	(6,977,987)	17.8%	13,431,666	-29.1%
Selling and distribution expenses	(34,755,979)	-22.9%	(24,845,248)	-14.2%	(40,448,601)	-20.4%	9,910,731	-28.5%	(15,603,353)	62.8%
Total Operating Expenses	(82,162,270)	-54.1%	(75,742,725)	-43.4%	(76,986,249)	-38.8%	6,419,545	-7.8%	(1,243,524)	1.6%

Profit (Loss) from operations	(21,732,821)	-14.3%	(19,545,493)	-11.2%	1,519,871	0.8%	2,187,328	-10.1%	21,065,364	-107.8%

The following table sets forth certain gross margin data expressed as a percentage of software sales revenue, hardware sales revenue and service fee income, as appropriate:

	RMB
	FY 2010	Gross Margin for FY 2010	FY 2011	Gross Margin for FY 2011	FY 2012	Gross Margin for FY 2012
Revenues
Software sales	63,887,988		52,599,132		79,535,451
Hardware sales	35,805,127		38,838,235		28,460,810
Service fee income	52,209,569		83,011,113		90,358,608
Total Revenues	151,902,684		174,448,480		198,354,869

Cost of Revenues
Cost of software	(11,952,426)	81.3%	(12,658,868)	75.9%	(26,651,708)	66.5%
Cost of hardware	(31,282,457)	12.6%	(32,412,956)	16.5%	(23,862,880)	16.2%
Cost of service fee income	(30,748,994)	41.1%	(57,885,408)	30.3%	(62,409,787)	30.9%
Amortization of acquired customer relationships and softwares	(10,353,492)		(7,838,965)		(4,157,333)
Amortization of software costs	(4,734,364)		(3,319,857)		(2,767,041)
Impairment loss of intangible assets	(2,401,502)		(4,135,194)		-
Total Cost of Revenues	(91,473,235)		(118,251,248)		(119,848,749)

Gross Profit	60,429,449	39.8%	56,197,232	32.2%	78,506,120	39.6%

Comparison of Years Ended December 31, 2012 and 2011

Revenue

Our ability to increase our revenues depends in large part on our ability to (i) increase the market penetration of our existing products and services, and (ii) successfully identify, develop, introduce and commercialize new and upgraded products in a timely and cost-effective manner. We generally devote resources to product development efforts that we believe are commercially feasible, can generate significant revenues and strong margins and can be introduced into the market in the near term.

In any period, several factors will impact our revenues, including:

●	global economic conditions;
●	the level of acceptance of our products among our existing and potential customers;
●	our ability to attract and retain key customers and our sales force;
●	new product introductions by us and our competitors;
●	our ability to price our products at levels that provide favorable margins;
●	exchange rate fluctuations; and
●	the availability of credit for our customers.

Total revenue. Total revenue is comprised of software sales, hardware sales and service fee revenue. Total revenue increased 13.7% from RMB174.4 million in 2011 to RMB198.4 million (US$31.8 million) in 2012. Benefit from the upgrade of our delivery team in 2011, our workflow efficiencies between regional delivery teams and company-level technical support teams helped support the increase in revenue in 2012. In addition, the expansion of our business into tier 2 and tier 3 cities in China and the mid- to small-scale customers in recent years had a positive effect on our business. Most of the backlog as of the end of 2011 had been realized to revenue in 2012. From the customers’ aspect, the completion of the process of consolidation in our existing customers and the retail industry as a whole resulted in the reboot of their new store opening in 2012. In addition, 2012 revenues benefited from the increased demand from existing customers for customization, maintenance and consulting services.

Software sales. Our software sales increased 51.2% from RMB52.6 million in 2011 to RMB79.5 million (US$12.8 million) in 2012. Due to the decline of China’s domestic economic development in 2011, our existing customers and the retail industry as a whole started to consolidate in 2011. At the same time, the new store openings of our clients were delayed. In 2012, in line with the completion of the process of consolidation, new store openings of our clients occurred and the demands for the purchase of our software licenses increased accordingly. Most of the increase in the software sales was from shopping malls, grocery stores and supermarket clients.

Hardware sales. Our hardware sales decreased 26.7% from RMB38.8 million in 2011 to RMB28.5 million (US$4.6 million) in 2012 in line with the decreased one-stop solution services business for distribution, retail and logistics businesses focused on the supply chain front market for manufacturers, retailers, distributors and third party logistics in 2012.

In recent years, we have de-emphasized hardware sales, since the hardware sales market has become increasingly competitive and more price sensitive. As a relatively young company, we do not believe that it is strategic for us to leverage this low margin, high volume sales sector. Consequently, while we will continue to sell computer hardware in connection with our software sales, we have not emphasized and do not plan to emphasize hardware sales as part of our marketing and sales strategies. Accordingly, hardware sales decreased this year.

Service fee income. Service fee income increased 8.9% from RMB83.0 million in 2011 to RMB90.4 million (US$14.5 million) in 2012, which was primarily attributable to the strong growth from customization, maintenance and consulting services in line with our business expansion and market penetration which has occurred in recent years. In particular, because of the benefit from the upgrade of delivery team in 2011, our delivery efficiency improved and the quantity of contracts completed increased in 2012, which resulted in the increase of implementation service income of 37.8% in 2012. Service fee income revenues represented 47.5% and 45.6% of our total revenues in 2011 and 2012, respectively.

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

Cost of software sales. Cost of software sales consists of labor costs, materials, overhead expenses and other expenses associated with the development of our software. Cost of software sales increased 110.5% from RMB12.7 million in 2011 to RMB26.7 million (US$4.3 million) in 2012.

As a percentage of software sales, cost of software sales was 24.1% for 2011 and 33.5% for 2012. The significant increase was primarily attributable to the customization of certain software license projects in the logistic industry which largely increased labor costs, and accordingly, the negative gross profit margin of approximately 300%. We have reviewed other potential loss contracts and accrued RMB2.6 million (US$0.4 million) for the future expected losses as of December 31, 2012.

Cost of hardware sales. Cost of hardware sales consisted primarily of payments for third party hardware products that are utilized in connection with our software products. Cost of hardware sales decreased by 26.4% from RMB32.4 million in 2011 to RMB23.9 million (US$3.8 million) in 2012, which was primarily attributable to the decrease in hardware sales.

As a percentage of hardware sales, cost of hardware sales was 83.5% in 2011 and 83.8% in 2012, which, as a percentage, remained stable in 2011 and 2012. Gross margins were 16.5% and 16.2% in 2011 and 2012, respectively.

Cost of service fee income. Cost of service fee income includes labor costs, business taxes and costs related to technical support service. Cost of service fee income increased 7.8% from RMB57.9 million in 2011 to RMB62.4 million (US$10.0 million) in 2012, which was primarily attributable to the increase in service fee income. However this was less than the increase of service fee income.

As a percentage of service fee income, cost of service fee income was 69.7% in 2011 and 69.1% in 2012, respectively. The 2012 decrease was primarily attributable to the continuous improvement in delivery efficiency resulted from the upgrade of delivery team in 2011.

Amortization of acquired customer relationships and softwares. The amortization of acquired software technology in 2011 and 2012 resulted from amortization of software technology acquired in a variety of acquisitions. The amortization of acquired technology expense decreased 47.0% from RMB7.8 million in 2011 to RMB4.2 million (US$0.7 million) in 2012, which was primarily attributable to the complete amortization of parts of our acquired technology in 2012.

Amortization of software costs. Intangible assets include the cost of computer software we acquired and developed. These costs are amortized over the useful lives of the software. Costs primarily consist of salary and employee benefits for those involved in the development of the software. Amortization expense decreased 16.7% from RMB3.3 million in 2011 to RMB2.8 million (US$0.4 million) in 2012.

The decreases are due in part to the intangible assets capitalized in previous years in the amount of RMB2.8 million (US$0.4 million), which had been fully-amortized at the end of 2011. In addition, the full impairment charge of RMB4.5 million (US$0.7 million) for part of the intangible assets which could not generate sufficient future cashflow also resulted in the decrease of amortization of software.

Impairment loss of intangible assets subject to amortization. We perform an impairment test for our intangible assets on an annual basis and identified impairment on certain internally generated software that is not expected to generate future revenue, or be sellable to a third party, and do not fit our future development strategy. In addition, we also identified impairment on a trade name acquired during the business combination in 2007 as its appraised fair value did not exceed its carrying value. As a result, we recorded an intangible assets impairment loss of RMB4.1 million for the year ended December 31, 2011. No intangible assets impairment loss was recorded for the year ended December 31, 2012.

Operating Expenses

Research and development expenses. Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our R&D centre, consultants, and an allocation of our facilities and depreciation expenses. We believe that our success significantly depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses decreased 19.9% from RMB4.7 million in 2011 to RMB3.7 million (US$0.6 million) in 2012, which was primarily attributable to the fact that most research projects had completed the research phase and entered into development phase, and therefore, capitalized in 2012. Research and development expenses represented 2.7% of total revenue for 2011 and 1.9% of total revenue for 2012.

General and administrative expenses. General and administrative expenses consist primarily of costs from our finance, human resources and administration departments, third party legal and other professional services fees and an allocation of our facilities costs and depreciation expenses. General and administrative expenses decreased 29.1% from RMB46.2 million in 2011 to RMB32.8 million (US$5.3 million) in 2012. Firstly, it was attributable to the cost control in administrative related expenses, which resulted in the decrease of listed company related expenditure of RMB0.8 million (US$0.1 million), and the decrease of travel expenses and office expenditure of RMB3.9 million (US$0.6 million). Secondly, we reassessed the function of each of our China offices. The purpose of some of the offices changed from administration to sales or serving our projects. Accordingly, part of the rental expenses was reclassified to selling and distribution expenses and cost of revenues. Thus, rental expenses for executive offices decreased RMB5.9 million (US$0.9 million). In addition, due to the completion of the vesting period in 2012 for some stock options granted in prior year, the share-based compensation cost decreased of RMB1.2 million (US$0.2 million). General and administrative expenses were 26.5% of total revenues in 2011 and 16.5% of the total revenues in 2012.

Selling and distribution expenses. Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing departments, sales bonuses, costs of our marketing programs, public relations, advertising, trade shows, collateral sales bonuses, and a cost allocation related to our facilities. Selling and distribution expenses increased 62.8% from RMB24.8 million in 2011 to RMB40.4 million (US$6.5 million) in 2012, which was primarily due to increased salary and bonus of RMB9.9 million (US$1.6 million) in line with the increase of revenue in 2012, increased sales commissions for newly-signed contracts in 2012 of RMB 3.4 million (US$0.5 million), increased travel related expenses for sales personnel of RMB2.0 million (US$0.3 million), and an increase of business development expenditures in relation to seed businesses. We anticipate that sales and marketing expenses will increase to support the planned expansion of our sales and marketing organization, as well as the business development of new businesses. Selling and distribution expenses were 14.2% of total revenues in 2011 and 20.4% of total revenues in 2012.

Other Expenses

Interest Income. Interest income represents the interest accrued as a result of bank deposits. Our interest income decreased 6.9% from RMB534,203 in 2011 to RMB497,457 (US$79,847) in 2012, which primarily contributed to the decrease of average cash and cash equivalents balance throughout 2012.

Interest Expense. Interest expense represents the interest on our outstanding senior convertible notes. As a result of our repurchase of the senior convertible notes by the end of 2011, the interest expense was eliminated in 2012.

Interest expenses - amortization of discount on convertible notes payable, Interest expenses - amortization of deferred loan costs. In the fourth quarter of 2011, we bought back the outstanding senior convertible notes, and all the unamortized discount on senior convertible notes and deferred loan costs were charged in the consolidated financial statements. The amortization of discount on senior convertible notes payable and amortization of deferred loan costs were RMB6.4 million and RMB474,399 for the year ended December 31, 2011, respectively. After the repurchase, no such interst expenses were incurred for the year ended December 31, 2012.

Gain on Derivative. On March 13, 2007, the Company raised $10 million through the issuance of senior convertible notes. On conversion into shares or at every reporting period, the fair value of changes on the carrying amount is treated as a gain or loss in the current period operations.

Our gain on derivatives decreased from RMB347,565 in 2011 to RMB3,168 (US$508) in 2012, which mainly contributed to the lower volatility of our share price throughout 2012.

Other income (expenses). The increase of other expenses was mainly contributed to the accruals of the obligations under the Settlement Agreement with Microsoft Corporation.

Income tax expenses (benefit). It turned from income tax benefit of RMB0.6 million in 2011 to income tax expenses of RMB4.5 million (US$0.7 million) in 2012, which was primarily attributable to the increased taxable income in eFuture Beijing in 2012. We also recognized the deferred tax assets of RMB7.9 million (US$1.3 million) as of December 31, 2012 as we believed that there would be sufficient taxable income in eFuture Beijing to realize the deferred tax assets in the future.

Gain from discontinued operations. Our gain from discontinued operations decreased from RMB5.6 million in 2011 to nil in 2012 as we have disposed Wangku in March 2011.

Comparison of Years Ended December 31, 2010 and 2011

Revenue

Total revenue. Total revenue is comprised of software sales, hardware sales and service fee revenue. Total revenue increased 14.8% from RMB151.9 million in 2010 to RMB174.4 million in 2011, which was primarily attributable to the upgrade of our delivery team which enabled us to complete more projects, further improve customer experience and enhance the value to clients of eFuture’s products and services. We established work processes during the fourth quarter of 2011 to optimize workflow efficiencies between regional delivery teams and company-level technical support teams. In addition, 2011 revenues benefited from strong growth in the provision of consulting services to the logistics industry and the increased demand from existing customers for customization, maintenance and consulting services.

Software sales. Our software sales decreased 17.7% from RMB63.9 million in 2010 to RMB52.6 million in 2011, which was primarily attributable to lower sales to the grocery industry as existing customers in this vertical delayed new store openings. In line with the decline of China’s domestic economic development, which can be inferred by the lower GDP growth rate in recent years, our existing customers and the retail industry as a whole was in the process of consolidation in 2011, which resulted in the delay of new store openings.

Hardware sales. Our hardware sales increased 8.5% from RMB35.8 million in 2010 to RMB38.8 million, as a result of the completion of several significant hardware contracts for the logistics industry in 2011.

In recent years, we decided to de-emphasize hardware sales in an increasingly competitive hardware sales market. As a relatively young company, we do not believe that it is strategically justifiable to leverage a low margin, high volume sales sector. Consequently, while we will continue to sell computer hardware in connection with our software sales, we have not emphasized and do not expect to emphasize hardware sales as part of our marketing and sales strategies. It resulted in the relatively low growth rate this year.

Service fee income. Service fee income increased 59.0% from RMB52.2 million in 2010 to RMB83.0 million in 2011, which was primarily attributable to the strong demand from existing customers for customization, maintenance and consulting services in 2011. This resulted from the consolidation of our existing customers in 2011, as they were more focused on maintenance or customization services for existing systems than they were on the expansion and the opening of new stores. Service fee income revenues represented 34.4% and 47.6% of our total revenues in 2010 and 2011, respectively.

Cost of Revenues

Cost of software sales. Cost of software sales consists of labor costs, materials, overhead expenses and other expenses associated with the development of our software. Cost of software sales increased 5.9% from RMB12.0 million in 2010 to RMB12.7 million in 2011.

As a percentage of software sales, cost of software sales was 18.7% for 2010 and 24.1% for 2011. The significant increase was primarily attributable to the increase in labor cost and third party purchases which carried lower profit margins, compared with self-developed software licenses.

Cost of hardware sales. Cost of hardware sales consists primarily of payments for third party hardware products that are utilized in connection with our software products. Cost of hardware sales increased by 3.6% from RMB31.3 million in 2010 to RMB32.4 million in 2011, which was primarily attributable to increased hardware sales.

As a percentage of hardware sales, cost of hardware sales was 87.4% in 2010 and 83.5% in 2011. The 2011 decrease was primarily attributable to our intentional selection of hardware projects with higher margins in 2011. Our comprehensive knowledge in the logistics industry has helped facilitate this initiative.

Cost of service fee income. Cost of service fee income includes labor costs, business taxes and costs related to technical support services. Cost of services fee income increased 88.3% from RMB30.7 million in 2010 to RMB57.9 million in 2011, which was primarily attributable to the increase in service fee income, however the increase of cost of service fee income was slower than the increase of service fee income.

As a percentage of service fee income, cost of service fee income was 58.9% in 2010 and 69.7% in 2011. The 2011 increase was primarily attributable to higher labour costs resulting from wage inflation.

Amortization of acquired customer relationships and softwares. The amortization of acquired software technology in 2010 and 2011 resulted from amortization of software technology acquired in a variety of acquisitions. The amortization of acquired technology expense decreased 24.3% from RMB10.4 million in 2010 to RMB7.8 million in 2011, which was primarily attributable to the complete amortization of parts of our acquired technology in 2011.

Amortization of software costs. Intangible assets include the cost of computer software we acquired and developed. These costs are amortized over the useful lives of the software. Costs primarily consist of salary and employee benefits for those involved in the development of the software. Amortization expense decreased 29.9% from RMB4.7 million in 2010 to RMB3.3 million in 2011.

The decreases were due to part to the fact that intangible assets capitalized in previous years had been fully-amortized at the end of 2010. In addition, the impairment charge for part of the intangible assets which could not support sufficient future cashflow also contributed to the decrease of amortization of software.

Impairment loss of intangible assets. We performed an impairment test for our intangible assets on an annual basis and identified impairment on certain internally generated software that was not expected to generate future revenue or be sellable to a third party, and did not fit our future development strategy. In addition, we also identified impairment on a trade name acquired during the business combination in 2007 as its appraised fair value did not exceed its carrying value. As a result, we recorded an intangible assets impairment loss of RMB4.1 million for the year ended December 31, 2011.

Operating Expenses

Research and development expenses. Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our R&D centre, consultants and an allocation of our facilities and depreciation expenses. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Total research and development expenditure was RMB12.1 million and RMB15.2 million for the years ended December 31, 2010 and 2011, respectively. The increase was primarily attributable to the increased compensation for R&D personnel. As most of our R&D projects have entered into their capitalization phase in 2011, the research and development expenses decreased 42.8% from RMB8.2 million in 2010 to RMB4.7 million, while the capitalized amounts increased from RMB3.9 million in 2010 to RMB10.5 million in 2011. Research and development expenses represented 5.4% of total revenue for 2010 and 2.7% of total revenue for 2011.

General and administrative expenses. General and administrative expenses consist primarily of costs from our finance, human resources and administration departments, third party legal and other professional services fees and an allocation of our facilities costs and depreciation expenses. General and administrative expenses increased 17.8% from RMB39.3 million in 2010 to RMB46.2 million in 2011, which was attributable to higher compensation costs from RMB10.5 million in 2010 to RMB15.2 million in 2011 due to increased compensation, and increased spending on rent for new branch offices from RMB5.9 million in 2010 to RMB8.0 million in 2011, resulting from the business expansion. General and administrative expenses were 25.8% and 26.5% of total revenues in 2010 and in 2011, respectively.

Selling and distribution expenses. Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing departments, sales bonuses, costs of our marketing programs, public relations, advertising, trade shows, collateral sales bonuses, and an allocation of our facilities. Selling and distribution expenses decreased 28.5% from RMB34.8 million in 2010 to RMB24.8 million in 2011, which was primarily due to improved efficiency in generating sales and decreased commission payments following the introduction of a revised incentive scheme in 2011. The new incentive scheme introduced in 2011 no longer linked the bonuses for sales personnel only to the cash collection, which was the way followed in prior years, but also weighted the gross profit margin and contracts signed. Although we achieved a revenues increase in 2011, cashflow provided by the operating activities decreased. This was a major contributing factor to the decrease in commission payments. We believed the more optimized incentive scheme will be a positive factor on our sales personnel and will positively affect our revenue growth in the future. Selling and distribution expenses were 22.9% of total revenues in 2010 and 14.2% of total revenues in 2011.

Other Expenses

Interest Income. Interest income represents the interest accrued as a result of bank deposits. Our interest income decreased 9.2% from RMB588,600 in 2010 to RMB534,203 in 2011, which primarily contributed to the decrease of cash and cash equivalents in 2011.

Interest Expense. Our interest expense decreased from RMB636,050 in 2010 to RMB550,338 in 2011, which was primarily due to the decrease in foreign exchange rate throughout 2011 as our senior convertible notes subject to interest expenses were dominated in U.S. dollars.

Interest expenses - amortization of discount on convertible notes payable, Interest expenses - amortization of deferred loan costs. In the fourth quarter of 2011, we repurchased outstanding senior convertible notes, and all the unamortized discount on senior convertible notes and deferred loan costs were charged in the consolidated financial statements. The amortization of the discount on the senior convertible notes payable and amortization of deferred loan costs were RMB6.4 million and RMB474,399, respectively.

Gain on Derivative. On March 13, 2007, the Company raised $10 million through the issuance of senior convertible notes. On conversion into shares or at every reporting period, the fair value of changes in the carrying amount is treated as a gain or loss in the current period operations.

Our gain on derivatives decreased from RMB3.4 million in 2010 to RMB347,565 in 2011, which mainly contributed to the lower volatility of our share price throughout 2011.

Other income. In 2011 we held the customers meetings and received sponsor fee as other income. In addition, certain aged liabilities were extinguished and recorded as other income in the consolidated financial statements.

Income tax benefit. Our income tax benefit decreased from RMB1.8 million in 2010 to RMB0.6 million in 2011, which was primarily attributable to the recognition of withholding taxes for profit appropriation from eFuture Beijing to eFuture Information Technology Inc. of RMB1.0 million and the recognition of corporate income tax of RMB1.1 million derived from taxable income of eFuture Beijing, netting of the realization of the deferred tax liability resulting from the amortization of the intangible assets acquired from the acquisition of Royalstone and Proadvancer and deferred tax liabilities of eFuture Beijing of RMB2.7 million.

Gain from discontinued operations. Our gain from discontinued operations increased from RMB63,471 in 2010 to RMB5.6 million in 2011, which was primarily attributable to a decrease in loss before income taxes generated by the discontinued operations of Biaoshang and Wangku from RMB3.3 million in 2010 to RMB1.1 million in 2011, and the increase of gain on disposal of investments from RMB3.4 million in 2010 to RMB6.7 million in 2011.

Holding Company Structure

We are a holding company with no operations of our own. All of our operations are conducted through eFuture Beijing, our Chinese subsidiary. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon dividends and other distributions paid by eFuture Beijing. If eFuture Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends to us. In addition, Chinese legal restrictions permit payment of dividends to us by eFuture Beijing only from its net income, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, eFuture Beijing may also be required to set aside a portion (at least 10%) of its after tax net income, if any, each year for certain reserve funds until the amount of the reserve reaches 50% of eFuture Beijing’s registered capital. According to Chinese law, however, eFuture Beijing is required to withdraw reserve funds only in fiscal years following the elimination of its accumulated deficit in which it paid income tax. We do not believe that these fund reserves had or will have a material impact upon our liquidity. Although these statutory reserves can be used, among other alternatives, to increase the registered capital and eliminate future losses in excess of retained earnings, the reserve funds are not distributable as cash dividends except in the event of a solvent liquidation of eFuture Beijing. This reserve fund is not distributable as a cash dividend.

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

For software sales, the Company recognizes revenues in accordance with ASC 985-605, Software Revenue Recognition. We recognize revenue from perpetual (one-time charge) licensed software at the inception of the license term. We recognize revenue from term (monthly license charge) arrangements on a subscription basis over the term of the license. We include revenues from maintenance for the first year and initial training in the purchase price of the software. We provide initial training at the time of installation and recognize such income as part of the price of the software since it is minimal in value. We include maintenance revenue in the income statement under services and recognize it over the term of the agreement. We allocate revenues applicable to multiple-element fee arrangements among elements such as professional services and post-contact service using vendor-specific objective evidence of fair value. Such evidence consists primarily of pricing of multiple elements sold as separate elements in the contract.

We generally recognize revenue from hardware sales when the product is shipped to the customer and when there are no unfulfilled company obligations that affect the customer’s final acceptance of the arrangement.

We provide professional services for system integration which involve the design and development of complex information technology systems to the customer’s specifications. We provide these services on a fixed-price contract, and the contract terms generally are short. We recognize 100% revenue when delivery and acceptance is determined by a completion report signed by our customer.

Allowance for Doubtful Accounts

Trade receivables, net are stated as the amount management expects to collect from outstanding balances. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We maintain an allowance for potentially uncollectible trade receivables based on our assessment of the collectability of trade receivables. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, the customer’s past payment history, its current credit-worthiness and current economic trends. Our allowance for doubtful accounts was RMB3.0 million in 2010, RMB4.1 million in 2011 and RMB2.3 million (US$0.4 million) in 2012.

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

We amortize the cost of intangible assets by the greater of the amounts computed on a straight-line basis over the remaining estimated economic lives or the ratio that current gross revenues bear to the total of current and anticipated future gross revenues for an intangible asset. Such estimates are based upon historical usefulness of similar software products and the rate of change in technology in general. Our estimate has been reasonably accurate in the past, but it is reasonably likely to change in the future due to the highly uncertain nature of this estimate. Should economic conditions change or technological advances occur rapidly, our estimate could change quickly, which would result in recognition of increased or decreased amortization.

Valuation of Long-Lived Assets

We evaluate long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall. When such events occur, we assess the recoverability of the asset group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We have made impairment loss of intangible assets of RMB2.4 million, RMB4.1 million and nil for the years ended December 31, 2010, 2011 and 2012, respectively. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. However, circumstances could cause us to have to reduce the value of our capitalized software more rapidly than we have in the past if our revenues were to significantly decline. Estimated cash flows from the use of the long-lived assets are highly uncertain and therefore the estimation of the need to impair these assets is reasonably likely to change in the future. Should the economy or acceptance of our software change in the future, it is likely that our estimate of the future cash flows from the use of these assets will change materially. The amount of possible change is discussed above under Property and Equipment and Intangible Assets.

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

We completed our annual impairment test as of December 31, 2012, and the fair value of the reporting unit exceeded its carrying value by 33.7%. We utilized an income approach to estimate the fair value of each reporting unit. We selected this method because we believe that it most appropriately measures the income-producing capability of the reporting unit. The income approach is based on the projected cash flows, which are discounted to their present value using discount rates that consider the timing and risk of the forecasted cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting unit’s expected long-term operating cash performance. Fair value is estimated using internally-developed forecasts and assumptions. The discount rate used is the average estimated value a market participant’s cost of capital a debt, derived using the customary market metrics. Other significant assumptions include terminal growth rates, future capital expenditures, and changes in future working capital requirements. We also compare and reconcile our overall fair value to our market capitalization. The discount rate and terminal growth rate used in our impairment test were 23% and 3%, respectively. If the discount rate increased by 100 basis points, the fair value of the reporting unit would decrease by approximately RMB4.4 million which exceeded its carrying value by 30.4%. A decrease of 100 basis points in the terminal growth rate would result in approximately RMB1.6 million of declines in the fair value of the reporting unit which exceeded its carrying value by 32.6%. Such changes will not result in the failure of step 1 test in annual impairment test. Although there are inherent uncertainties related to the assumptions used and to our application of these assumptions to this analysis, we believe that the income approach provides a reasonable estimate of the fair value of our reporting unit.

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

The carrying amount of cash and cash equivalents, trade receivables, other receivables, other receivables due from previously consolidated entities, advances to suppliers, refundable value added tax, advances to employees, prepaid expenses, trade payables, taxes payable, other payables, accrued liabilities and advances from customers approximates fair value due to their immediate or short-term nature. The single compound embedded derivative within senior convertible notes we issued was recorded at fair value at the date of issuance, which was measured by using unobservable (Level 3) inputs.

B.	Liquidity and Capital Resources

Overview

We anticipate that our working capital will be sufficient to fund our cash needs and operations and to make payments on any existing liabilities for at least the next 12 months, although there was a significant increase in current liabilities due to the accruals of year-end bonuses for our greater cash collections than in prior years as of December 31, 2012. We do not anticipate that we will need to use non-operational sources of cash, such as debt or equity financing, to meet our current cash needs. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell debt securities or borrow from banks.

The following table sets forth a summary of our cash flows for the years indicated:

	2011	2012
	(In millions of RMB)

Cash and cash equivalents	57.2	79.4
Net cash provided by (used in) operating activities	(6.5)	37.9
Net cash used in investing activities	(3.7)	(14.1)
Net cash used in financing activities	(6.3)	(1.6)
Change in cash and cash equivalents of discontinued operations	(0.5)	-

Operating activities provided cash of RMB37.9 million (US$6.1 million) in 2012 compared to using cash of RMB6.5 million in 2011. The principal sources of our cash flow from operations are net income adjusted for depreciation, software amortization, the gain on derivatives and loss on extinguishment of senior convertible notes and share-based compensation expenses for directors and employees. The increase in cash provided by operating activities was primarily due to an increase in the inventory and work in progress of RMB22.7 million (US$3.6 million), in the accrued expenses of RMB12.1 million (US$1.9 million), in the refundable value added tax of RMB6.2 million (US$1.0 million) and in the taxes payable of RMB14.3 million (US$2.3 million), and the decrease in cash advances from customers of RMB9.6 million (US$1.5 million).

The working capital decreased from RMB24.7 million as of December 31, 2011 to RMB10.6 million (US$1.7 million) as of December 31, 2012, which was mainly attributable to the increased accrual of year-end bonuses. In spite of the increase of revenues in 2012, advances from customers decreased slightly. We have increased the quantity of contracts signed and accordingly the cash advances from customers increased. On the other hand, the improvement on the delivery efficiency also resulted in completion of more projects in 2012 than in prior years. As a result, more advances from customers converted to revenues and more inventory converted to cost of revenues in 2012. It resulted in the decrease of advances from customers and inventory.

Investing activities used cash of RMB3.7 million in 2011 and RMB14.1 million (US$2.3 million) in 2012. In 2012, the primary increase in use of cash in investing was attributable to the decrease of cash collection for the disposal of investments of RMB5.9 million (US$0.9 million) in 2011 and the increase of cash paid for intangible assets related expenditure of RMB3.7 million (US$0.6 million) in 2012.

Financing activities used cash of RMB6.3 million in 2011, which mainly included cash paid for the redemption of senior convertible notes. RMB1.6 million (US$0.3 million) in 2012 represented the cash paid for ordinary shares repurchase.

Indebtedness

On March 13, 2007, we closed a Securities Purchase Agreement with three funds affiliated with two institutional investors, pursuant to which we raised RMB69,079,430 (net of cash loan costs of RMB8,330,570) by issuing $10,000,000 senior convertible notes along with Series A warrants and Series B warrants.

The senior convertible notes were initially convertible into 400,160 of our ordinary shares at $24.99 per share. Pursuant to the Agreement, the conversion price reset to $19.00 on June 11, 2008 since the market price of the Company’s ordinary shares was below $19.00 on that day.

The Series A warrants are exercisable by the Holder within five years on any day on or after September 9, 2007 for an aggregate of 184,077 Shares, at an initial price of $28.25 per ordinary share, subject to adjustment. The Series B warrants to purchase an aggregate of 230,097 ordinary shares at an initial exercise price of $24.99 per Share expired on September 8, 2008. Likewise, the Placement Agent warrants to purchase 73,291 ordinary shares of the Company at an initial price of $24.99 per Share within five years on any day on or after September 9, 2007.

On October 3, 2007, one of the investors converted RMB37,529,400 ($5,000,000) of the senior convertible notes into 200,080 ordinary shares. In July and August of 2008, another investor converted RMB27,326,700 ($4,000,000) of the senior convertible notes into 210,526 ordinary shares.

On November 25, 2011, we announced the repurchase of senior convertible notes with a total aggregate outstanding principal amount equal to US$1 million. The purchase was made from our cash reserves. The notes were issued by the Company to certain institutional investors on March 13, 2007 and were due on March 12, 2012. We repurchased the notes for the aggregate outstanding principal amount. The note holders agreed to waive all outstanding interest payments. The payment is not expected to have a material impact on the Company’s business operations or growth plans.

C.	Research and Development

Our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses were RMB8.2 million, RMB4.7 million and RMB3.7 million (US$0.6 million) in 2010, 2011 and 2012, respectively. The information provided under Item 5.A, “Operating Results” details the Company’s research and development activities.

D.	Trend Information

China Outlook

China’s presence in the global consumer market has grown dramatically in recent years. China is already the biggest vehicle market and the second largest luxury market and is expected to become the world’s largest consumer market within the next ten years. These statistics, combined with our attractive offerings, deep market knowledge and strong sales capabilities give us many reasons to be excited about our future. We are optimistic about the outlook for 2013.

Industry and Market Outlook

In the wake of benefiting from China’s booming retail and consumer goods industries, we believe that our innovative and attractive software and services offerings will facilitate our ongoing growth. Through our sales efforts, we have grown our project pipeline, and with it, our backlog. As of December 31, 2012 our contract backlog amounted to approximately RMB186.3 million (US$29.9 million).

Top Line Growth Drivers

●
As of December 31, 2012, our uncompleted project base was RMB186.3 million (US$29.9 million), including RMB38.4 million (US$6.2 million) of software license income, RMB121.5 million (US$19.5 million) of service fee income and RMB26.4 million (US$4.2 million) of hardware income, of which we expect to recognize approximately 70% in 2013.

●	We anticipate strengthening our software core business while increasing more stable recurring service and consulting service revenues.

●	We anticipate pursuing profitable growth by improving our delivery cost and operating expense structure.

●	We seek to use innovation to further broaden cloud service offerings.

●	We intend to continue to penetrate China’s tier 2 and tier 3 cities.

E.	Off-Balance Sheet Arrangements

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payments Due By Period
	Less than				More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating Lease Obligations	¥13,159,084	¥6,325,849	¥6,250,703	¥582,532	¥-
Total	¥13,159,084	¥6,325,849	¥6,250,703	¥582,532	¥-

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of April 25, 2013.

Name	Age	Position
Adam Yan (1)(8)	45	Chairman and Chief Executive Officer
Dehong Yang (1)	50	President
Sean Zheng (1)	44	Chief Financial Officer
Qicheng Yang (1)	47	Chief Technology Officer
Tony Zhao (1)	48	Senior Vice President
Hongjun Zou (1)	45	Senior Vice President
Ping Yu (1)(7)	43	Director
Deliang Tong (1)(8)	48	Director
Dong Cheng, Ph.D. (1)(3)(4)(5)(9)	45	Independent director
John Dai (1)(3)(4)(5)(8)	50	Independent director
Dennis O. Laing (3)(6)(7)	67	Independent director
Brian Lin (1)(3)(4)(9)	48	Independent director
Weiquan Ren (1)(3)(4)(5)(7)	50	Independent director
Ming Zhu (2)(4)(5)(10)	54	Independent director
______________________
(1)	The individual’s business address is c/o eFuture Information Technology Inc., 8/F Topnew Tower, 15 Guanghua Road, Chaoyang District, Beijing 100026, China.
(2)	Mr. Zhu’s business address is c/o RMCC Investments, LLC. 2800 Sugarberry Lane, Midlothian, VA 23113.
(3)	Member of audit committee.
(4)	Member of compensation committee.
(5)	Member of corporate governance committee.
(6)	Mr. Laing’s business address is 3781 Westerre Parkway, Richmond, Virginia 23233.
(7)	Class II director whose term expires in 2013.
(8)	Class III director whose term expires in 2014.
(9)	Served as Class I director through December 28, 2012.
(10)	Class I director whose term expires in 2015.

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

Dehong Yang. Dr. Yang joined eFuture as President in January 2010. He also serves as a Retail Industry Expert of the China Chain Store & Franchise Association, Vice Director of the Chinese Electronic Commerce Association, and Vice Director of the Commercial Automation Committee of the China Electronic Chamber of Commerce. From 2002 to 2009, Dr. Yang served as General Manager of the Retail Division of Wincor Nixdorf Retail & Banking Systems Co., Ltd. From 1995 to 2000, he was a consultant to the distribution industry for IBM China Company Ltd. Mr. Yang holds a doctor’s degree in management from China People’s University in Beijing and a bachelor’s degree in mathematics from North-East University in Shenyang, Liaoning. His extensive international business management experience and proven track record of successfully executing on strategic initiatives equip him to manage eFuture’s day-to-day operations and lead the implementation of its growth strategy.

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

Tony Zhao. Dr. Zhao, serves as Senior Vice President, rejoined eFuture in December 2011 to focus on innovation, including the development of the Company’s cloud services and social commerce business. He previously served as eFuture’s Chief Strategy Officer and Vice President until April 2011 after initially joining eFuture in May 2007. Dr. Zhao served as chief editor of “E-commerce World”, a leading magazine covering B2B and B2C in China, from 2000 to 2007. He has also served as an e-commerce expert to the National Development and Reform Commission and the Ministry of Commerce of the People’s Republic of China. Dr. Zhao holds bachelor’s and master’s degrees in precision optoelectronic engineering and a doctorate degree, all from Chongqing University. Dr. Zhao’s extensive experience, coupled with his technical background, make him ideally placed to develop eFuture’s cloud services business, as well as to provide strategic guidance on how to capitalize on market opportunities and remain at the forefront of the industry.

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

Ping Yu. Ms. Yu is Chief Financial Officer of Prudent Energy. Prior to joining Prudent, Ms. Yu was CFO of Lentuo International and led its successful NYSE IPO in 2010. She was previously CFO of NASDAQ-listed eFuture Information Technology Inc., and has also worked as an auditor and consultant with Golf & Wrobleski in New York, as well as gaining additional professional experience in the banking and real estate industries. Ms. Yu received her bachelor’s degree in accounting from Hubei University and her master’s degree in business administration from Rutgers University. She is a Certified Public Accountant in the United States. Ms. Yu's experience in both the U.S. and China, together with her in-depth knowledge of eFuture gained as its former Chief Financial Officer, make her ideally placed to advise on finance and strategy.

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

Dong Cheng, Ph.D. Dr. Cheng served as a director from 2005 to 2012. He has been at the School of Business, Renmin University of China, since 1993, working as an Assistant Professor from 1993 to 1995, an Associate Professor from 1995 to 2002, and as a Full Professor since 2002. Dr. Cheng has written numerous articles on the development of Chinese business practices. He holds bachelor’s and master’s degrees in computer software from Xi’an Jiao Tong University. He also holds a doctorate degree in business administration from Renmin University, and was a doctorate candidate in Computer Science at Peking University. Dr. Cheng leverages his role as Professor at Renmin University’s business school to provide insight into emerging trends within China’s economic and business development.

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

Brian Lin. Mr. Lin served as a director from 2007 to 2012. Mr. Lin is Chief Executive Officer and a director of China Fire & Security Group, Inc., a leading total solution provider of industrial fire protection systems in China. From 2001 to 2005, he served as Chief Executive Officer of Beijing Linkhead Technologies. Prior to Linkhead, Mr. Lin held technical and managerial positions in various companies in the United States and Canada. Mr. Lin holds a bachelor’s degree in electrical engineering from Huazhong University of Science and Technology and a master’s degree in Electrical Engineering from University of Toronto. His successful corporate career in managing listed companies allows him to advise eFuture on the most effective and efficient ways to further create shareholder value.

Weiquan Ren. Mr. Ren is now serving as Executive President and a senior partner at Cybernaut-Capital since 2006. He served as Chief Executive Officer of Shanghai Stock Exchange listed Shanshan Corporation from 2011 to 2012, and as Vice Dean at Zhejiang University Institute from 2007 to 2011. He previously held senior management positions at Peking University, and worked at Founder Group Corp. from 1993 to 2006. He was Chief Executive Officer of Hong Kong-listed Founder Electronics from 2001 to 2006, Vice President of Shanghai-listed Founder Technology Group Corp. from 1998 to 2001, and General Manager of the Eastern China Region of Founder Group in 1998 and general manager of the Hangzhou branch of Founder Group from 1993 to 1997. Before joining Founder, Mr. Ren spent seven years as a university professor. He holds a master’s degree in engineering from the Department of Electric Machine Engineering of Zhejiang University and a bachelor’s degree in engineering from the Department of Information Science and Electronic Engineering of Zhejiang University. Mr. Ren leverages his vast experience in the role of Chief Executive Officer in the technology industry to provide the Board with key insights into the financial and operational management.

Ming Zhu. Mr. Zhu has served as a director since 2005, and he has been an international business consultant with RMCC Investment, LCC., a Richmond, Virginia based import/export consulting firm, since 1994. Mr. Zhu holds a master’s degree in tourism and business from Virginia Commonwealth University. Mr. Zhu draws on his extensive business and consulting background to offer advice on best practice and business development and expansion.

There are no family relationships among any of the persons named above, and there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any such person was selected as a director or member of senior management.

B.	Compensation

For the fiscal year ended December 31, 2012, we paid an aggregate compensation of RMB4.1 million (US$652K) in cash to our executive officers. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We made contributions of RMB9.0 million (US$1.4 million) to statutory staff social benefit for all the employees including our executive officers for the fiscal year ended December 31, 2012.

Executive and Director Compensation

The following table shows the annual compensation paid by us to our executive officers and directors for the year ended December 31, 2012, which includes some bonus for the fiscal year 2011.

	Annual Compensation for Year Ended December 31, 2012
			All Other
Name	Salary	Bonus	Compensation

Adam Yan	¥540,000	¥81,179	—
Chairman, Chief Executive Officer and Director
Dehong Yang	¥1,080,000	¥164,552	—
President
Deliang Tong	¥120,000	¥30,000	—
Ex-Chief Operating Officer and Director
Sean Zheng	¥642,000	¥79,134	—
Chief Financial Officer
Qicheng Yang	¥504,000	¥131,523	—
Chief Technology Officer
Hongjun Zou	¥576,000	¥111,000	—
Senior Vice President
Ping Yu	$13,500	—	—
Director
Ming Zhu	$12,600	—	—
Director
Dong Cheng, Ph.D. *	$13,500	—	—
Director
John Dai	$12,500	—	—
Director
Dennis O. Laing	$10,800	—	—
Director
Brian Lin *	$10,600	—	—
Director
Weiquan Ren	$13,500	—	—
Director
___________________
* Served as a Class I director through December 28, 2012.

Incentive Compensation Plans

On April 18, 2001, we adopted the 2001 Option Plan (the “2001 Plan”), under which 59,063 stock options were granted to key employees, each with an exercise price of $4.71, a contractual life of 11 years and evenly vest over a five-year period.

Under the 2001 Plan, our board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On January 31, 2007, we adopted the 2005 Option Plan Set One (the “2005 Plan I”), under which 65,875 stock options were granted to key employees (including directors and senior management who are key employees), each with an exercise price of $25.42, a contractual life of 10 years and evenly vest over a five-year period.

On September 17, 2007, we adopted the 2005 Option Plan Set Two (the “2005 Plan II”), under which 65,800 stock options were granted to key employees, each with an exercise price of $11.71, a contractual life of 10 years and evenly vest over a five-year period.

Under the 2005 Plan I and Plan II, our board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On December 11, 2009, we adopted a share incentive plan (the “2009 Plan”), which provided for the granting of share incentives, including Incentive Stock Option (ISO) and restricted shares to our key employees. Under the 2009 Plan, 175,000 stock options were granted to our key employees with an exercise price of $6.55 and a contractual life of 10 years, 84,000 and 69,000 restricted shares are granted to members of the board of directors and senior management, respectively, with no cash consideration. Pursuant to the 2009 Plan, options and restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

The 2009 Plan is administered by our Nominee and Compensation Committee. The Nominee and Compensation Committee has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. Our board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On December 20, 2011, our stockholders approved our 2011 Share Incentive Plan (the “2011 Plan”), which provides for the granting of equity incentives, including stock options and restricted shares to our key employees. We have reserved a total of 393,745 ordinary shares for grant under the 2011 Plan in accordance with its terms. A description of the 2011 Plan is set forth in Proposal 2 of the Notice of Annual Meeting of Shareholders and Proxy Statement for the 2011 Annual General Meeting, filed as Exhibit 99.1 to the Company’s report on Form 6-K filed on November 30, 2011, and is incorporated herein by reference.

On May 23, 2012, we adopted the 2011 Plan. Under the 2011 Plan, options to purchase 253,000 shares were granted to our key employees with an exercise price of $4.56 and a contractual life of 8.61 years, 134,000 restricted shares were granted to senior management with no cash consideration. Pursuant to the 2011 Plan, options and restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

The 2011 Plan is administered by our Nominee and Compensation Committee. The Nominee and Compensation Committee has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. Our board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On May 23, 2012, stock options to purchase 8,000 shares were granted to our key employees under the 2005 Plan II with an exercise price of $4.56 and a contractual life of 2.61 years. Pursuant to the 2005 Plan II, such stock options were 100% vested on the grant day.

On May 23, 2012, 3,000 restricted shares were granted to the senior management under the 2009 Plan with no cash consideration. Pursuant to the 2009 Plan, such restricted shares were 100% vested on the grant day.

On May 23, 2012, 51,000 restricted shares were granted to members of the board of directors under the 2009 Plan with no cash consideration. Pursuant to the 2009 Plan, such restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

Summarized details of 2005 Plan I, 2005 Plan II, 2009 Plan and 2011 Plan are as follows.

	2005 Plan I	2005 Plan II		2009 Plan						2011 Plan
	Option	Option	Option	Option		Restricted shares		Restricted shares		Option		Restricted shares

Total Option/Restricted Shares Granted	65,875	65,800	8,000	175,000		153,000		54,000		253,000		134,000
Grant Date	31-Jan-07	17-Sep-09	29-Jun-12	11-Dec-09		11-Dec-09		23-May-12		29-Jun-12		29-Jun-12
Exercise Price	$25.42	$11.71	$4.56	$6.55		N/A		N/A		$4.56		N/A
Vesting Period	5 years	5 years	cliff vest	3 years		3 years		3 years		3 years		3 years
Vesting Terms	20%	20%	100%	25	%(1)	25	%(1)	25	%(1)	25	%(1)	25	%(1)
Expired Period	10 years	10 years	2.61 years	10 years		N/A		N/A		8.61 years		N/A
Grant date fair value per option/restricted share	$25.72	$8.27	$1.64	$5.02		$6.55		$4.56		$1.92		$3.21
___________________
(1)	Vesting occurs on the following schedule: (a) 25% on the grant date and (b) 25% on each anniversary of the grant date

As of December 31, 2012, the total compensation cost related to stock options and restricted shares not yet recognized were RMB2.0 million (US$0.3 million) and RMB3.1 million (US$0.5 million), respectively, which are expected to be recognized over a weighted-average period of 2.4 years and 2.4 years, respectively.

Total compensation cost for share-based payment arrangement recognized for the years ended December 31, 2010, 2011 and 2012 were RMB5.5 million, RMB5.3 million and RMB5.8 million (US$0.9 million), respectively.

C.	Board Practices

See information provided in response to Item 6.A. above as to the current directors and the expiration of current director terms.

Board of Directors and Board Committees

Our board of directors presently consists of seven members. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes. Class I directors shall face re-election at our annual general meeting of shareholders in 2015 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2013 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2014 and every three years thereafter.

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

Currently, three committees have been established under the board: the audit committee, the compensation committee and the corporate governance committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. For the fiscal year ended 2012, the audit committee consisted of Dr. Cheng, Mr. Laing and Mr. Lin. The audit committee presently consists of Mr. Ren, Mr. Dai and Mr. Laing.

The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all other forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). For the fiscal year ended 2012, the compensation committee consisted of Dr. Cheng, Mr. Dai and Mr. Lin. The compensation committee presently consists of Mr. Dai, Mr. Ren and Mr. Zhu.

The corporate governance committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. For the fiscal year ended 2012, the corporate governance committee consisted of Dr. Cheng, Mr. Dai and Mr. Laing. The corporate governance committee presently consists of Mr. Zhu, Mr. Ren and Mr. Dai.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There are no family relationships among any of the persons named above, and there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any such person was selected as a director or member of senior management.

D.	Employees

As of December 31, 2012, we had 822 employees, all of whom were based in China. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement. As of December 31, 2012, 2011 and 2010, we had 822, 869 and 740 employees, respectively.

	December 31, 2010	December 31, 2011	December 31, 2012

Total	740	869	822
General & Administrative	88	75	71
Sales & Marketing	75	97	85
Research & Development	160	105	144
Software Development & Services	417	592	522

E.	Share Ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares and options as of the date of this annual report, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 4,445,671 ordinary shares, which includes 3,977,221 ordinary shares currently outstanding and 468,450 options to purchase ordinary shares which have vested or will vest within 60 days. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)

Adam Yan (3)	544,907	12.26%
Dehong Yang (4)	37,500	*
Qicheng Yang (5)	52,944	1.19%
Hongjun Zou (6)	175,793	3.95%
Ping Yu (7)	21,750	*
Deliang Tong (8)	179,747	4.04%
Dong Cheng, Ph.D.(9)	32,500	*
John Dai (10)	20,500	*
Dennis O. Laing (11)	16,950	*
Brian Lin (10)	20,500	*
Ming Zhu (11)	16,750	*
Directors and executive officers as a group (11 people)(12)	1,119,841	25.19%
__________________________
* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary share.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying currently exercisable options held by such person.
(3)	Includes 5,000 vested restricted shares, currently exercisable options to purchase 3,875 ordinary shares and 152,604 ordinary shares through eFuture Inc, whose beneficial owner is Adam Yan.
(4)	Includes 27,500 vested restricted shares.
(5)	Includes 11,500 vested restricted shares and currently exercisable options to purchase 4,000 ordinary shares.
(6)	Includes 7,750 vested restricted shares and currently exercisable options to purchase 4,000 ordinary shares.
(7)	Includes 11,750 vested restricted shares and currently exercisable options to purchase 10,000 ordinary shares.
(8)	Includes 6,000 vested restricted shares.
(9)	Includes 20,500 vested restricted shares and currently exercisable options to purchase 12,000 ordinary shares.
(10)	Includes 20,500 vested restricted shares.
(11)	Includes 16,750 vested restricted shares.
(12)	Includes 164,500 vested restricted shares and currently exercisable options to purchase 33,875 ordinary shares.

Share Incentive Plan

As of December 31, 2012, we had three share incentive plans in effect. 131,675 shares were reserved under our 2005 Share Incentive Plan, 332,000 shares were reserved under our 2009 Share Incentive Plan and 393,745 shares were reserved under our 2011 Share Incentive Plan. The following table displays the number of shares outstanding under each plan that have been granted and the number remaining under each plan as of the date of filing.

	2005 Share Incentive Plan	2009 Share Incentive Plan	2011 Share Incentive Plan

Shares Granted under Plan (1)	107,325	306,750	369,000
Remaining Shares Available under Plan (2)	24,350	25,250	24,745
Total	131,675	332,000	393,745
_______________________
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

The following table sets forth information with respect to beneficial ownership of our ordinary shares and options as of the date of this annual report, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 4,445,671 ordinary shares, which includes 3,977,221 ordinary shares currently outstanding and 468,450 restricted shares and options to purchase ordinary shares which have vested or will vest within 60 days. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)

Adam Yan (3)	544,907	12.26%
Zhu-Xu 2006 Charitable Remainder Unitrust	397,175	8.93%
_________________________
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such person.
(3)	Includes 5,000 vested restricted shares, currently exercisable options to purchase 3,875 ordinary shares and 152,604 ordinary shares held by eFuture Inc., whose beneficial owner is Adam Yan.

B.	Related Party Transactions

On March 15, 2010, the Company acquired 15% of the equity interest of cFuture, and cFuture became a related party of the Company. For the period from March 15, 2010 to December 31, 2010, eService purchased from cFuture was RMB367,000, and the implementation service fee revenue derived from cFuture was RMB35,460. No such transaction occurred in 2011 or 2012.

The senior Vice President of the Company, Hongjun Zou, is the Chief Executive Officer of cFuture. The Company paid his salary and statutory social welfare on behalf of cFuture of RMB137,939 and RMB150,000 for the years ended December 31, 2009 and 2010, respectively. No such transaction occurred in 2011 or 2012.

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

In April 2011, the Company paid car rental fee of RMB135,000 (US$21,449) to Hongjun Zou, the senior Vice President of the Company. For the years ended December 31, 2011 and 2012, RMB67,500 and RMB67,500 (US$10,834) was amortized to the income statement prescribed by the contractual term, respectively.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

The consolidated financial statements of eFuture Information Technology Inc. are included at the end of this annual report, beginning with page F-1.

Legal and Administrative Proceedings

On October 19, 2011, the plaintiff, Microsoft Corporation, filed four software copyright infringement claims against eFuture Beijing at Wuhan Intermediate People’s Court. On December 4, 2012, the Wuhan Intermediate People’s Court rendered four court judgments against eFuture Beijing. The four court judgments awarded Microsoft monetary damages as well as reimbursement of the legal expenses and reasonable expenses of RMB3,944,898 (US$633,200) in total. On March 28, 2013, eFuture Beijing entered into a confidential dispute settlement (the “Settlement Agreement”) with Microsoft Corporation in respect to Microsoft’s claims of product infringement against the Company. The settlement resolved all claims between the parties and the amount of the settlement was lower than the judgment previously awarded to Microsoft Corporation. We do not believe its obligations under the Settlement Agreement will have a material adverse effect on our business, operations or financial results. The Group made provision of such obligations under the Settlement Agreement as of December 31, 2012.

Other than as described above, we are not currently a party to any material litigation or other legal proceedings brought against us. We are also not aware of any legal proceedings, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations. From time to time we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

ITEM 9.        THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “EFUT.” The following table sets forth the high and low market prices for (i) the Company’s most recent five fiscal years, (ii) the quarterly periods for the Company’s last two fiscal years and the first two quarters of 2012, and (iii) the most recent six months on a monthly basis.

Full Financial Years	Low	High

January 1, 2012 – December 31, 2012	$3.06	$5.24
January 1, 2011 – December 31, 2011	$3.18	$6.05
January 1, 2010 – December 31, 2010	$4.35	$7.39
January 1, 2009 – December 31, 2009	$4.71	$13.84
January 1, 2008 – December 31, 2008	$2.51	$19.44

Fiscal Quarters	Low	High

April 1, 2013 – April 19, 2013	$3.07	$3.43
January 1, 2013 – March 31, 2013	$2.91	$4.19
October 1, 2012 – December 31, 2012	$3.15	$4.44
July 1, 2012 – September 30, 2012	$3.29	$4.23
April 1, 2012 – June 30, 2012	$3.06	$5.24
January 1, 2012 – March 31, 2012	$3.87	$4.85
October 1, 2011 – December 31, 2011	$3.18	$4.71
July 1, 2011 – September 30, 2011	$3.52	$6.00
April 1, 2011 – June 30, 2011	$3.31	$5.68
January 1, 2011 – March 31, 2011	$4.83	$6.05

Monthly	Low	High

April 2013 (through April 19, 2013)	$3.07	$3.43
March 2013	$2.91	$4.19
February 2013	$3.42	$3.86
January 2013	$3.87	$4.16
December 2012	$4.00	$4.44
November 2012	$4.02	$4.36

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

C.    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company”.

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

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

●	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and
●	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other of our obligations.

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

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

●	banks or financial institutions;
●	life insurance companies;
●	tax-exempt organizations;
●	dealers in securities or foreign currencies;
●	traders in securities that elect to apply a mark-to-market method of accounting;
●	persons holding ordinary shares as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes;
●	persons subject to the alternative minimum tax provisions of the Code; and
●	persons that have a “functional currency” other than the U.S. dollar.

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

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that is:

●	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;
●	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the U.S. or any political subdivision thereof;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●
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

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” In particular circumstances, a U.S. Holder that:

●	has held the ordinary shares for less than a specified minimum period during which it is not protected from risk of loss,
●	is obligated to make payments related to the dividends, or
●
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

Distributions to a U.S. Holder of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all our shareholders should not be subject to U.S. federal income tax. The basis of the new shares or rights so received will be determined by allocating the U.S. Holder’s tax basis in the ordinary shares between the ordinary shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the new shares or rights will be zero if:

●	the fair market value of the new shares or rights is less than 15.0% of the fair market value of the old ordinary shares at the time of distribution; and
●	the U.S. Holder does not make an election to determine the basis of the new shares by allocation as described above.

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

A company is considered a passive foreign investment company for any taxable year if either:

●	at least 75.0% of its gross income is passive income, or
●
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

If we are a passive foreign investment company for any taxable year during which a U.S. Holder holds ordinary shares, the U.S. Holder will be subject to special tax rules with respect to:

●	Any “excess distribution” that the U.S. Holder receives on ordinary shares, and
●	Any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the ordinary shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below.

Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and
●
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

Foreign Exchange Risk

Virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Any significant revaluation of RMB against the U.S. dollar may materially affect our revenues, earnings and financial position in U.S. dollars. The RMB appreciated by 4.49% against the U.S. dollar in 2011 and the exchange rate between the RMB and the U.S. dollar was relatively stable in 2010 and 2012. If the Renminbi continuously appreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will be subject to change. See “Risk Factors — Fluctuation of the Renminbi could materially affect our financial condition and results of operations.”

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively. The Chinese government may introduce measures in the future intended to reduce the inflation rate in China. We cannot assure you that these measures will not have a significant impact on our business. Any such measures may not be successful or immediately effective in reducing or slowing the increase in China’s inflation rate. Sustained or increased inflation in China may have an impact on China’s economy and our customers, which may adversely affect our business and financial results.

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

In December 2008, our subsidiary eFuture Beijing was designated as “High and New Technology Enterprises” under the CIT Law, which entitles it to a preferential enterprise income tax rate of 15% from 2008 to 2013. Biaoshang and Wangku were subject to a 25% tax rate in 2010 and 2011, respectively.

The CIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC CIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2012, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

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

Based upon that evaluation, our management has concluded that as of December 31, 2012, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the framework set forth in the report entitled “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring. Based on that evaluation, management concluded that these controls were effective at December 31, 2012.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.     [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Mr. Weiquan Ren qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market standards. Mr. Ren is not deemed to be an “expert” for any purpose, including for purposes of section 11 of the Securities Act of 1933, as a result of being designated as an audit committee financial expert, and this designation does not impose on Mr. Ren any duties, obligations or liability that are greater than those imposed on him as a member of the Audit Committee and Board of Directors in the absence of that designation.

The Company’s Board of Directors has also determined that Mr. Ren and the other members of the Audit Committee are all “independent” in accordance with the applicable NASDAQ Capital Market standards.

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
Chaoyang District
Beijing 100026, People’s Republic of China
Attention: Secretary

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the years ended December 31, 2011 and 2012, we incurred in the aggregate amounts of RMB1,050,000 and RMB1,280,000 (US$205,454), respectively, for the annual audit of our financial statements, which was billed by Grant Thornton China.

Audit Related Fees

There were no audit related fees incurred for fiscal years 2011 and 2012.

Tax and All Other Fees

We did not pay Grant Thornton China any fees for tax or other services for fiscal years 2012 and 2011, respectively.

Audit CommitteePre-Approval Policies and Procedures

Our Audit Committee has the sole authority to approve all audit engagement fees and terms, and the Audit Committee, or as member of the Audit Committee, must pre-approve any audit and non-audit service provided to the Company by the Company’s independent auditor. Our Audit Committee approved all of the services provided by Grant Thornton China for fiscal year 2012 and 2011, respectively.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.  CORPORATE GOVERNANCE.

Our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market.

ITEM 16H.  MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.     FINANCIAL STATEMENTS

The consolidated financial statements of eFuture Information Technology Inc. are included at the end of this annual report, beginning with page F-1.

ITEM 19.     EXHIBITS

1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on June 21, 2005)

1.2
Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (incorporated by reference to Exhibit 3.3 of the Registrant’s Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on October 18, 2005)

2.1	Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on August 22, 2005)
4.1
Securities Purchase Agreement dated as of March 13, 2007 by and among the Company, Capital Ventures International (“CVI”), Hudson Bay Fund, LP (“HBF”) and Hudson Bay Overseas Fund, Ltd. (“HBOF”) (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)

4.2
Registration Rights Agreement, dated March 13, 2007 by and among the Company, CVI, HBF and HBOF (incorporated by reference to Exhibit 99.5 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)

4.3
Form of Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (incorporated by reference to Exhibit 99.3 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)

4.4
Form of Series A Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)

4.5
Form of Series B Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (incorporated by reference to Exhibit 99.3 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)

4.6	Acquisition of Beijing Wangku Hutong Information Technology Co., Ltd. (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K filed with the SEC on May 21, 2007)
4.7
Acquisition of Crownhead Holdings Ltd. And Royalstone System Integrated Co., Ltd (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K filed with the SEC on August 15, 2007)

4.8
English translation of Equity Transfer Agreement dated as of July 16, 2010 between Tingchao Zhao (the nominee of the Registrant) and Boyong Jiang (incorporated by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.9
English translation of Equity Transfer Agreement dated as of March 13, 2011 between Xuejun Zhang (the nominee of the Registrant) and Haibo Wang (incorporated by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.10
Loan Agreement dated as of January 18, 2011 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Changshengtiandi (incorporated by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.11
Loan Agreement dated as of January 18, 2011 between eFuture Beijing and Hongjun Zou, one of the shareholders of Changshengtiandi (incorporated by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.12
Share Pledge Agreement dated as of January 18, 2011 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Changshengtiandi (incorporated by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.13
Share Pledge Agreement dated as of January 18, 2011 between eFuture Beijing and Hongjun Zou, one of the shareholders of Changshengtiandi (incorporated by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.14
Exclusive Option Agreement dated as of January 18, 2011 between eFuture Beijing, Changshengtiandi and Xuejun Zhang, one of the shareholders of Changshengtiandi (incorporated by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.15
Exclusive Option Agreement dated as of January 18, 2011 between eFuture Beijing, Changshengtiandi and Hongjun Zou, one of the shareholders of Changshengtiandi (incorporated by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.16
Exclusive Business Cooperation Agreement dated as of January 18, 2011 between eFuture Beijing and Changshengtiandi (incorporated by reference to Exhibit 4.16 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.17
Supplemental Agreement to Exclusive Business Cooperation Agreement dated as of April 23, 2012 between eFuture Beijing and Changshengtiandi (incorporated by reference to Exhibit 4.17 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.18
Power of Attorney dated as of January 18, 2011 issued by Xuejun Zhang, one of the shareholders of Changshengtiandi (incorporated by reference to Exhibit 4.18 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.19
Power of Attorney dated as of January 18, 2011 issued by Hongjun Zou, one of the shareholders of Changshengtiandi (incorporated by reference to Exhibit 4.19 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on June 28, 2007)
12.1*	Section 302 Certification of Adam Yan
12.2*	Section 302 Certification of Sean Zheng
13.1*	Section 906 Certification of Adam Yan
13.2*	Section 906 Certification of Sean Zheng
____________
*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 25th day of April, 2013.

EFUTURE INFORMATION TECHNOLOGY INC.

Date: April 25, 2013	By:	/s/ Adam Yan
	Name:	Adam Yan
	Title:	Chairman and Chief Executive Officer (Principal Executive Officer)

Date: April 25, 2013	By:	/s/ Sean Zheng
	Name:	Sean Zheng
	Title:	Chief Financial Officer (Principal Financial Officer)

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

eFuture Information Technology Inc.

We have audited the accompanying consolidated balance sheets of eFuture Information Technology Inc. (a Cayman Islands corporation) and its subsidiaries and variable interest entities (the "Company") as of December 31, 2012 and 2011 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eFuture Information Technology Inc. and its subsidiaries and variable interest entities as of December 31, 2012 and 2011, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON
Beijing, People’s Republic of China
April 25, 2013

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2012

		Chinese Yuan (Renminbi)		U.S. Dollars
		December 31,		December 31,
	Note	2011	2012	2012
ASSETS
Current assets
Cash and cash equivalents		¥57,157,078	¥79,373,365	$12,740,304
Trade receivables, net of allowance for doubtful accounts of ¥3,559,207 and ¥2,811,934($451,347), respectively	4	19,904,642	25,182,508	4,042,071
Refundable value added tax		6,950,923	5,000,709	802,669
Advances to employees		1,749,427	1,365,995	219,257
Advances to suppliers		331,040	-	-
Other receivables due from previously consolidated entities	3	1,067,000	405,000	65,007
Other receivables		2,021,053	2,174,556	349,040
Prepaid expenses		1,465,219	1,134,602	182,116
Inventory and work in process, net of inventory provision of ¥4,507,846 and ¥2,467,133($396,002), respectively	5	28,001,490	19,299,732	3,097,821
Total current assets		118,647,872	133,936,467	21,498,285
Non-current assets
Long-term investments, net of impairment of ¥240,000 and ¥240,000($38,523), respectively	13	-	-	-
Property and equipment, net of accumulated depreciation of ¥5,748,528 and ¥7,472,485($1,199,417), respectively	6	3,930,974	4,357,965	699,502
Intangible assets, net of accumulated amortization of ¥65,846,644 and ¥72,771,017($11,680,554), respectively	7	17,190,976	22,216,204	3,565,946
Goodwill	7	80,625,667	80,625,667	12,941,312
Deferred tax assets	15	-	7,899,110	1,267,895
Total non-current assets		101,747,617	115,098,946	18,474,655
Total assets		¥220,395,489	¥249,035,413	$39,972,940

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2012 (CONTINUED)

		Chinese Yuan (Renminbi)		U.S. Dollars
		December 31,		December 31,
	Note	2011	2012	2012
LIABILITIES AND EQUITY
Current liabilities
Trade payables		¥12,500,602	¥17,548,846	$2,816,784
Other payables	8	12,525,300	16,920,421	2,715,915
Accrued expenses	9	14,464,113	25,196,276	4,044,281
Taxes payable		4,205,734	16,128,906	2,588,868
Advances from customers		49,653,714	47,519,612	7,627,424
Deferred tax liabilities, current portion	15	623,600	42,900	6,886
Total current liabilities		93,973,063	123,356,961	19,800,158
Long-term liabilities
Derivative liabilities	16	3,168	-	-
Deferred tax liabilities	15	413,130	-	-
Total long-term liabilities		416,298	-	-

Commitments and contingencies	18

Equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,977,221 shares and 3,977,221 shares issued and outstanding, respectively	10	2,353,068	2,353,068	377,693
Additional paid-in capital	10	225,411,222	231,195,613	37,109,455
Treasury stocks	10	-	(1,602,451)	(257,211)
Statutory reserves		3,305,527	5,914,384	949,324
Accumulated deficits		(105,063,689)	(112,182,162)	(18,006,479)
Total equity		126,006,128	125,678,452	20,172,782
Total liabilities and equity		¥220,395,489	¥249,035,413	$39,972,940

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

		Chinese Yuan (Renminbi)			U.S. Dollars
					For the
					Year Ended
		For the Years Ended December 31,			December 31,
	Note	2010	2011	2012	2012
Revenues
Software revenue		¥63,887,988	¥52,599,132	¥79,535,451	$12,766,320
Hardware revenue		35,805,127	38,838,235	28,460,810	4,568,275
Service fee revenue		52,209,569	83,011,113	90,358,608	14,503,557
Total Revenues		151,902,684	174,448,480	198,354,869	31,838,152

Cost of revenues
Cost of software revenue		(11,952,426)	(12,658,868)	(26,651,708)	(4,277,894)
Cost of hardware revenue		(31,282,457)	(32,412,956)	(23,862,880)	(3,830,256)
Cost of service fee revenue		(30,748,994)	(57,885,408)	(62,409,787)	(10,017,462)
Amortization of acquired customer relationships and softwares		(10,353,492)	(7,838,965)	(4,157,333)	(667,298)
Amortization of software costs		(4,734,364)	(3,319,857)	(2,767,041)	(444,141)
Impairment loss of intangible assets	7	(2,401,502)	(4,135,194)	-	-
Total Cost of Revenues		(91,473,235)	(118,251,248)	(119,848,749)	(19,237,051)

Gross Profit		60,429,449	56,197,232	78,506,120	12,601,101

Operating Expenses
Research and development expenses		(8,152,923)	(4,666,122)	(3,737,959)	(599,984)
General and administrative expenses		(39,253,368)	(46,231,355)	(32,799,689)	(5,264,713)
Selling and distribution expenses		(34,755,979)	(24,845,248)	(40,448,601)	(6,492,448)
Total Operating Expenses		(82,162,270)	(75,742,725)	(76,986,249)	(12,357,145)

Profit (Loss) from operations		(21,732,821)	(19,545,493)	1,519,871	243,956

Other income (expenses)
Interest income		588,600	534,203	497,457	79,847
Interest expenses		(636,050)	(550,338)	-	-
Interest expenses - amortization of discount on convertible notes payable		(13,712)	(6,431,872)	-	-
Interest expenses - amortization of deferred loan costs		(369,516)	(474,399)	-	-
Finance cost - exchange warrants	10	(1,443,888)	-	-	-
Loss on investments		(54,192)	(240,000)	-	-
Gains on derivative liabilities	16	3,429,479	347,565	3,168	508
Other income (expenses)		-	873,697	(2,027,354)	(325,412)
Foreign currency exchange loss		(530,939)	(36,864)	(5,328)	(855)
Loss from continuing operations before income tax		(20,763,039)	(25,523,501)	(12,186)	(1,956)
Less: Income tax expense (benefit)	15	(1,770,001)	(571,857)	4,497,430	721,887
Loss from continuing operations		(18,993,038)	(24,951,644)	(4,509,616)	(723,843)
Less: Net loss attributable to the non-controlling interest	12	(1,606,146)	(511,423)	-	-
Net loss from continuing operations attributable to eFuture Information Technology Inc.		(17,386,892)	(24,440,221)	(4,509,616)	(723,843)
Discontinued operations
Gain from discontinued operations (including gain on disposal of ¥3,427,236, ¥6,701,170 and nil, respectively)	3	63,471	5,609,352	-	-
Less: Income tax expenses		-	-	-	-
Gain from discontinued operations		63,471	5,609,352	-	-
Net loss		¥(17,323,421)	¥(18,830,869)	¥(4,509,616)	$(723,843)
Earnings (Loss) per ordinary share	17
Basic		¥(4.53)	¥(4.56)	¥(1.07)	$(0.18)
- Continuing operations		(4.55)	(5.92)	(1.07)	(0.18)
- Discontinued operations		0.02	1.36	-	-
Diluted		¥(4.53)	¥(4.56)	¥(1.07)	$(0.18)
- Continuing operations		(4.55)	(5.92)	(1.07)	(0.18)
- Discontinued operations		0.02	1.36	-	-
Basic Weighted-average Shares Outstanding		3,822,386	4,130,221	4,213,318	4,213,318
Fully-Diluted Weighted-average Shares Outstanding		3,831,803	4,130,221	4,213,318	4,213,318

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Chinese Yuan (Renminbi)
	Ordinary Shares		Additional	Treasury	Statutory	Accumulated	Non-controlling
	Shares	Amount	Paid-in Capital	Stocks	Reserves	Deficits	Interest	Total
Balance as of January 1, 2010	3,368,424	¥2,042,384	¥179,821,900	¥-	¥3,084,020	¥(68,687,892)	¥(1,895,460)	¥114,364,952
Issuance of ordinary shares in Royalstone acquisition	60,405	31,202	6,395,268	-	-	-	-	6,426,470
Issuance of ordinary shares in Proadvancer acquisition	169,584	87,600	14,912,400	-	-	-	-	15,000,000
Issuance of ordinary shares to certain managements	-	-	12,158,096	-	-	-	-	12,158,096
Issuance of ordinary shares to warrants holders	-	-	1,443,888	-	-	-	-	1,443,888
Exercise of options by employees	1,123	580	35,489	-	-	-	-	36,069
Compensation expenses for options granted to employees	-	-	3,930,160	-	-	-	-	3,930,160
Compensation expenses for restricted shares awarded to directors and senior managements	-	-	1,596,715	-	-	-	-	1,596,715
Disposal of Biaoshang	-	-	-	-	-	-	295,038	295,038
Net loss	-	-	-	-	-	(17,323,421)	(1,606,146)	(18,929,567)
Balance as of December 31, 2010	3,599,536	¥2,161,766	¥220,293,916	¥-	¥3,084,020	¥(86,011,313)	¥(3,206,568)	¥136,321,821
Issuance of ordinary shares to certain managements	337,685	171,042	(171,042)	-	-	-	-	-
Issuance of ordinary shares to warrants holders	40,000	20,260	(20,260)	-	-	-	-	-
Compensation expenses for options granted to employees	-	-	3,937,919	-	-	-	-	3,937,919
Compensation expenses for restricted shares awarded to directors and senior managements	-	-	1,370,689	-	-	-	-	1,370,689
Disposal of Wangku	-	-	-	-	-	-	3,717,991	3,717,991
Appropriation to statutory reserves of eFuture Beijing	-	-	-	-	221,507	(221,507)	-	-
Net loss	-	-	-	-	-	(18,830,869)	(511,423)	(19,342,292)
Balance as of December 31, 2011	3,977,221	¥2,353,068	¥225,411,222	¥-	¥3,305,527	¥(105,063,689)	¥-	¥126,006,128
Ordinary shares repurchase	-	-	-	(1,602,451)	-	-	-	(1,602,451)
Compensation expenses for options granted to employees	-	-	2,751,455	-	-	-	-	2,751,455
Compensation expenses for restricted shares awarded to directors and senior managements	-	-	3,032,936	-	-	-	-	3,032,936
Appropriation to statutory reserves of eFuture Beijing	-	-	-	-	2,608,857	(2,608,857)	-	-
Net loss	-	-	-	-	-	(4,509,616)	-	(4,509,616)
Balance as of December 31, 2012	3,977,221	¥2,353,068	¥231,195,613	¥(1,602,451)	¥5,914,384	¥(112,182,162)	¥-	¥125,678,452

	U.S. Dollars
	Ordinary Shares		Additional	Treasury	Statutory	Accumulated	Non-controlling
	Shares	Amount	Paid-in Capital	Stocks	Reserves	Deficits	Interest	Total
Balance as of January 1, 2012	3,977,221	$377,693	$36,180,996	$-	$530,574	$(16,863,886)	$-	$20,225,377
Ordinary shares repurchase	-	-	-	(257,211)	-	-	-	(257,211)
Compensation expenses for options granted to employees	-	-	441,639	-	-	-	-	441,639
Compensation expenses for restricted shares awarded to directors and senior managements	-	-	486,820	-	-	-	-	486,820
Appropriation to statutory reserves of eFuture Beijing	-	-	-	-	418,750	(418,750)	-	-
Net loss	-	-	-	-	-	(723,843)	-	(723,843)
Balance as of December 31, 2012	3,977,221	$377,693	$37,109,455	$(257,211)	$949,324	$(18,006,479)	$-	$20,172,782

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2010	2011	2012	2012
Cash flows from operating activities:
Net loss	¥(17,323,421)	¥(18,830,869)	¥(4,509,616)	$(723,843)
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:
Depreciation of property and equipment	2,009,702	1,996,264	1,956,728	314,076
Amortization of intangible assets	15,408,168	11,206,919	6,924,374	1,111,439
Impairment of intangible assets	2,401,502	4,135,194	-	-
Amortization of discount on convertible notes payable	13,712	6,431,872	-	-
Amortization of deferred loan costs	369,516	474,399	-	-
Gain on extinguishment of debt	-	(382,889)	-	-
Gains on derivative liabilities	(3,429,479)	(347,565)	(3,168)	(508)
Finance cost - exchange warrants	1,443,888	-	-	-
Investment income	(3,373,044)	(6,461,170)	-	-
Loss on disposal of property and equipment	48,832	88,148	6,959	1,117
Allowance for doubtful accounts	5,482,636	2,832,646	2,290,370	367,630
Provision for loss in inventory and work in process	3,138,266	4,184,469	2,602,925	417,798
Compensation expenses for options granted to employees	3,930,160	3,937,919	2,751,455	441,639
Compensation expenses for restricted shares awarded to directors and senior management	1,596,715	1,370,689	3,032,936	486,820
Deferred income taxes	(1,770,001)	(2,691,481)	(8,892,940)	(1,427,415)
Foreign exchange gain (loss)	295,552	(141,638)	5,329	855
Non-controlling interest	(1,606,146)	(511,423)	-	-
Changes in assets and liabilities:
Trade receivables	(3,357,770)	(9,051,744)	(7,568,236)	(1,214,786)
Refundable value added tax	(55,367)	(4,295,257)	1,950,214	313,031
Advances to employees	(1,886,714)	720,142	383,432	61,545
Advances to suppliers	(1,939,238)	1,703,355	57,340	9,204
Other receivables	(321,291)	3,163,605	508,497	81,619
Prepaid expenses	757,414	(794,600)	330,617	53,068
Inventory and work in process	(13,226,638)	(16,554,487)	6,098,833	978,930
Trade payables	(2,108,399)	6,036,907	5,048,244	810,299
Other payables	2,533,262	1,533,607	4,395,121	705,466
Accrued expenses	6,094,865	(1,392,446)	10,732,163	1,722,630
Taxes payable	(677,294)	(2,345,297)	11,923,172	1,913,801
Advances from customers	26,218,042	7,465,494	(2,134,102)	(342,547)
Net cash provided by (used in) operating activities	¥20,667,430	¥(6,519,237)	¥37,890,647	$6,081,868

Cash flows from investing activities:
Purchases of property and equipment	(2,835,284)	(1,425,678)	(2,117,218)	(339,837)
Payments for intangible assets	(2,455,360)	(8,220,522)	(11,949,602)	(1,918,044)
Long-term investment	(240,000)	-	-	-
Acquisition of Proadvancer	(15,000,000)	-	-	-
Cash received from disposal of property and equipment	-	3,000	240	39
Disposal of investments	2,633,092	5,895,999	-	-
Net cash used in investing activities	¥(17,897,552)	¥(3,747,201)	¥(14,066,580)	$(2,257,842)

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012 (CONTINUED)

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2010	2011	2012	2012
Cash flows from financing activities:
Issuance of ordinary shares for cash, net of offering costs paid	¥12,158,095	¥-	¥-	$-
Proceeds from exercise of options	36,068	-	-	-
Cash paid for the redemption of convertible notes	-	(6,329,300)	-	-
Cash paid for ordinary shares repurchase	-	-	(1,602,451)	(257,211)
Net cash provided by (used in) financing activities	¥12,194,163	¥(6,329,300)	¥(1,602,451)	$(257,211)
Effect of exchange rate changes on cash and cash equivalents	(311,739)	(14,362)	(5,329)	(855)
Net increase (decrease) in cash and cash equivalents	14,652,302	(16,610,100)	22,216,287	3,565,960
Cash and cash equivalents at beginning of year	59,114,876	73,767,178	57,157,078	9,174,344
Cash and cash equivalents at end of year	¥73,767,178	¥57,157,078	¥79,373,365	$12,740,304

Supplemental cash flow information
Interest paid	¥660,000	¥482,048	¥-	$-
Income tax paid	¥230,961	¥3,758,088	¥1,571,915	$252,310

Non-cash Investing and Financing Activities
Issuance of ordinary shares in Royalstone acquisition	¥6,426,470	¥-	¥-	$-
Issuance of ordinary shares in Proadvancer acquisition	¥15,000,000	¥-	¥-	$-

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

On November 6, 2007, the Company acquired 51% majority equity interests in Beijing Fuji Biaoshang Information Technology Co., Ltd. (“Biaoshang”) through certain nominee pursuant to an equity transfer agreement between the certain nominee and the original shareholders. On May 14, 2008, the Company acquired 51% majority equity interests in Beijing Wangku Hutong Information Technology Co., Ltd. (“Wangku”) through certain nominee pursuant to an equity transfer agreement between the certain nominee and the original shareholders. Biaoshang and Wangku were treated as variable interest entities (“VIEs”) before disposal (see note 13).

On July 16, 2010 and March 13, 2011, the Company disposed all its equity interest in Biaoshang and Wangku, respectively. For the years ended December 31, 2010 and 2011, the operating results of Biaoshang and Wangku were reported as discontinued operations in the consolidated statements of operations (see note 3).

The Company acquired control over a 100% equity interests in Beijing Changshengtiandi Ecommerce Co., Ltd. (“Changshengtiandi”) through certain nominees on January 18, 2011. Changshengtiandi was treated as a variable interest entity (“VIE”) for the period from January 18, 2011 to December 31, 2011 and for the year ended December 31, 2012 (see note 13).

The Company, its subsidiary and VIEs are collectively referred to as the “Group”.

Nature of Operations
The Group is mainly engaged in developing and selling Enterprise Resource Planning (ERP) software and providing ONE-STOP solutions for distribution, retail and logistics businesses focused on the supply chain front market for manufacturers, retailers, distributors and third party logistics, and in providing the related system integration service and technical training services. Systems integration services involve system design and system implementation through the application of the software together with certain purchased hardware from third-party, as well as ongoing technical supporting services. Revenues are generated solely from sales to customers in China.

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Convenience Translation
The consolidated financial statements as of and for the year ended December 31, 2012 have been translated into U.S. dollars (“US$” or “$”) solely for the convenience of the reader. Translations of amounts from RMB into US$ have been calculated at the exchange rate of RMB6.2301 per US$1.00, as published on the website of the Federal Reserve Bank of New York as at December 31, 2012. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted, realized or settled into U.S. dollars at that rate on December 31, 2012, or at any other rate.

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

The carrying amount of cash and cash equivalents, trade receivables, other receivables, other receivables due from previously consolidated entities, advances to suppliers, refundable value added tax, advances to employees, prepaid expenses, trade payables, taxes payable, other payables, accrued liabilities and advances from customers approximates fair value due to their immediate or short-term nature. The single compound embedded derivative within senior convertible notes we issued was recorded at fair value at the date of issuance, which was measured by using unobservable (Level 3) inputs.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash on hand and demand deposits with original maturities of no more than three months. As of December 31, 2012 and 2011, RMB79.4 million (US$12.7 million) and RMB57.2 million of the Group’s cash and cash equivalents were not maintained in US banks or financial institutions, which are not protected by FDIC insurance or other insurance.

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

As of December 31, 2012, no customer individually accounted for more than 10% of total trade receivables.

Other receivables consist of miscellaneous items arising from transactions with non-trade customers.

The Group writes off receivables when they are deemed uncollectible, and payments subsequently received on the receivables for which doubtful accounts was specifically provided are recognized as other income in the consolidated financial statements.

Inventoryand Work in Process
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

Intangible Assets - Computer Software Costs and Research and Development
The Group charges all development costs to research and development expenses which include salaries, contractor fees, utilities, administrative expenses and other allocated expenses until technological feasibility has been established. Technological feasibility is established when a detail program design or working model is completed. After reaching technological feasibility, additional software costs are capitalized until the software is available for general release to customers. The capitalized software development expenditures is subject to amortization which is the greater of the amounts computed on a straight-line basis over its remaining estimated economic lives or the ratio that current gross revenues bear to the total of current and anticipated future gross revenues for a capitalized software developed by ourselves. The subsequent expenditure in connection with major upgrade for the developed intangible assets is capitalized as incurred.

Business Combination and Goodwill
The Group accounts for business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and the liabilities that the Group acquires based on their estimated fair values. The Group makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities of the acquired business. In a business acquisition, any acquired intangible assets that do not meet separate recognition criteria are recognized as goodwill.

No amortization is recorded for goodwill. The Group first assesses qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test on an annual basis or more frequently if neccessary. If the qualitative assement determines that imparment is probable, then additional steps are taken to determine and quantify potential impairment by estimating the fair value based upon the present value of future cash flows. In estimating the future cash flows, the Group takes into consideration the overall and industry economic conditions and trends, market risk of the Group and historical information.

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

Revenue represents the invoiced value of products sold or services rendered, net of a value-added tax (“VAT”). All of the Group’s software and hardware that are sold in the PRC and the Group’s service that are provided in the PRC after September 2012 are subject to a Chinese VAT at a rate of 17% and 6%, respectively of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by VAT paid by the Group on externally purchased software, hardware and service from suppliers. The VAT amounts paid and available for offset are maintained in current liabilities.

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

Hardware
Revenue from hardware sales is recognized when the product is shipped to the customer and there are no unfulfilled obligations that affect the customer’s final acceptance of the arrangement. If hardware deliverable is one of the elements in a multiple-elements arrangement, the Group recognizes revenues in accordance with ASC subtopic 605-25 (“ASC 605-25”), Revenue recognition: Multiple-Element Arrangements. Because generally the hardware is a standalone sale and the software components are not essential to the functionality of hardware. Revenue of hardware is carved out from the total consideration based on best estimated selling price which is cost plus a reasonable margin. The software components is within the scope of ASC985-605, which should applied the same method as software deliverables.

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

Advertising Costs
Advertising costs are expensed when incurred. Total advertising expense were RMB136,500, RMB283,710 and RMB43,900 (US$7,046) for the years ended December 31, 2010, 2011 and 2012, respectively.

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

The Group adopted the provisions of ASC subtopic 740-10 (“ASC 740-10”), Income Taxes: Overall. ASC 740-10 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group did not incur a cumulative effect adjustment upon adoption of ASC 740-10 nor did the standard have a material impact on the Group’s financial statements for the years ended December 31, 2010, 2011 and 2012.

In general, the PRC tax authorities have up to five years to conduct examinations of the Group’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2008-2012 remain open to examination by the respective taxing jurisdictions.

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

For the year ended December 31, 2010, no appropriation was made to the above statutory reserves. For the years ended December 31, 2011 and 2012, RMB221,507 and RMB2,608,857 (US$418,750) was made to statutory reserves of eFuture Beijing, respectively. As of December 31, 2011 and 2012, the amount comprising the general reserve fund of RMB3,305,527 and RMB5,914,384 (US$949,324), respectively.

Dividends
Dividends are recorded when declared. No dividends were declared for the years ended December 31, 2010, 2011 and 2012, respectively.

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

Share-Based Compensation
The Company accounts for share-based compensation in accordance with ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. Under the provisions of ASC 718-10, share-based compensation cost is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (BSM) option-pricing model and is recognized as expense net of a forfeiture rate over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. Volatility is measured using historical daily price changes of ordinary shares over the respective expected life of the option. Expected option life is the number of years that the Company estimates, based on the vesting and contractual terms and employee demographics. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change. If any of the assumptions used in the BSM model change significantly, share-based compensation expenses may differ materially in the future from that recorded in the current period.

Recently Enacted Accounting Standards
In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income: Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income: Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The Company does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

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

In July 2012, the FASB has issued ASU No. 2012-02, Intangibles--Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU states that an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Codification Subtopic 350-30, Intangibles--Goodwill and Other, General Intangibles Other than Goodwill. Under the guidance in this ASU, an entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

NOTE 3. Disposition and Discontinued Operations

On July 16, 2010, the Company sold its 51% ownership stake in Biaoshang to Mr. Peter Jiang, Biaoshang’s founder and Chief Executive Officer, for cash consideration of RMB3,468,000. The Company will not have any continuing involvement in the operations of Biaoshang.

On March 13, 2011, the Company sold its 51% ownership stake in Wangku to Mr. Wang Haibo, Wangku’s founder and Chief Executive Officer, for cash consideration of RMB6,000,000. The Company will not have any continuing involvement in the operations of Wangku.

After disposal of Biaoshang and Wangku, they were no longer related parties of the Company.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The financial results of the discontinued operations for the years ended December 31, 2010, 2011 and 2012 were as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2010	2011	2012	2012
Revenues
Service fee revenue	¥9,235,836	¥1,740,799	¥-	$-
Total Revenues	9,235,836	1,740,799	-	-

Cost of revenues
Cost of service fee revenue	(1,026,319)	(192,320)	-	-
Amortization of acquired technology	(320,312)	(48,097)	-	-
Total Cost of Revenues	(1,346,631)	(240,417)	-	-

Gross Profit	7,889,205	1,500,382	-	-

Operating Expenses
General and administrative expenses	(7,513,153)	(1,560,645)	-	-
Selling and distribution expenses	(3,699,450)	(1,025,957)	-	-
Total Operating Expenses	(11,212,603)	(2,586,602)	-	-

Loss from operations	(3,323,398)	(1,086,220)	-	-

Other income (expenses)
Interest income	1,683	2	-	-
Interest expenses	(276,447)	(5,600)	-	-
Gain on extinguishment of debt	234,397	-	-	-
Income on investments	3,427,236	6,701,170	-	-
Gain before income tax	63,471	5,609,352	-	-
Less: Income tax expenses	-	-	-	-
Gain from discontinued operations	¥63,471	¥5,609,352	¥-	$-

As of December 31, 2012, the Company made a bad debt provision of RMB1,200,000 (US$192,613) for other receivables due from previously consolidated entities, as certain circumstance indicated that the collectability of it could not be reasonably assured.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4. TRADE RECEIVABLES

The trade receivables amount included in the consolidated balance sheets as of December 31, 2011 and 2012 were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2011	2012	2012
Trade receivables	¥23,463,849	¥27,994,442	$4,493,418
Less : Allowance for doubtful accounts	(3,559,207)	(2,811,934)	(451,347)
Trade receivables, net	¥19,904,642	¥25,182,508	$4,042,071

The movement of the allowance for doubtful accounts during the years was as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2011	2012	2012
Balance at the beginning of the year	¥2,987,733	¥3,559,207	$571,292
Provision for the year	4,118,618	2,290,370	367,630
Write-offs	(3,547,144)	(3,037,643)	(487,575)
Balance at the end of the year	¥3,559,207	¥2,811,934	$451,347

NOTE 5. INVENTORY AND WORK IN PROCESS

The inventory amounts included in the consolidated balance sheets as of December 31, 2011 and 2012 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2011	2012	2012
Work in process	¥23,687,248	¥16,303,495	$2,616,892
Purchased hardware and software held for resale	8,822,088	5,463,370	876,931
Less: Inventory provision	(4,507,846)	(2,467,133)	(396,002)
Total inventories, net	¥28,001,490	¥19,299,732	$3,097,821

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The movement of inventory provision related to loss making contracts during the years was as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2011	2012	2012
Balance at the beginning of the year	¥3,138,266	¥4,507,846	$723,559
Add: Current year additions	4,184,469	2,602,925	417,798
Less: Current year written-off	(2,814,889)	(4,643,638)	(745,355)
Balance at the end of the year	¥4,507,846	¥2,467,133	$396,002

NOTE 6. PROPERTY AND EQUIPMENT, NET

Property and equipment included in the consolidated balance sheets as of December 31, 2011 and 2012 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2011	2012	2012
Motor vehicles	¥1,243,443	¥1,245,883	$199,978
Leasehold improvements	2,477,265	2,872,265	461,030
Office equipment	4,994,735	5,850,489	939,068
Communication equipment	61,871	61,871	9,932
Software	902,188	1,799,942	288,911
Total	9,679,502	11,830,450	1,898,919
Less: Accumulated depreciation	(5,748,528)	(7,472,485)	(1,199,417)
Property and equipment, net	¥3,930,974	¥4,357,965	$699,502

Depreciation expense was RMB1.7 million, RMB2.0 million and RMB2.0 million (US$0.3 million) for the years ended December 31, 2010, 2011, and 2012, respectively.

NOTE 7. GOODWILL AND INTANGIBLE ASSETS, NET

The carrying amount of goodwill included in the consolidated balance sheets as of December 31, 2011 and 2012 were RMB80,625,667 and RMB80,625,667 (US$12,941,312), respectively. The balance represents the goodwill arising from the Group’s acquisition of Royalstone, Health Field and Proadvancer.

The Group first assessed qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The value of the reporting unit implied by the test was based on management’s assessment of the Group’s business strategy and the related expected future cash flows based on working capital requirements. The Group perform a valuation test (step 1) based on assements made in the qualitative process. As of December 31, 2012, there were no impairment and no impairment loss on goodwill was recognized.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Intangible assets included in the consolidated balance sheets as of December 31, 2012 and 2011 comprised of:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationship	4.48 years	¥36,270,003	¥36,270,003	¥-	$-
Software	5 years	6,588,516	6,298,813	289,703	46,500
Internally generated software	4 years	51,752,702	30,202,201	21,550,501	3,459,094
Trademark	Indefinite	376,000	-	376,000	60,352
Balance at December 31, 2012		¥94,987,221	¥72,771,017	¥22,216,204	$3,565,946

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationship	4.48 years	¥36,270,003	¥32,970,671	¥3,299,332
Software	5 years	6,588,516	5,327,401	1,261,115
Internally generated software	4 years	39,803,101	27,548,572	12,254,529
Trademark	Indefinite	376,000	-	376,000
Balance at of December 31, 2011		¥83,037,620	¥65,846,644	¥17,190,976

Amortization expense for the years ended December 31, 2010, 2011 and 2012 was RMB15.1 million, RMB11.2 million and RMB6.9 million (US$1.1 million), respectively. Unamortized capitalized software costs as of December 31, 2011 and 2012 was RMB8.1 million and RMB14.0 million (US$2.3 million), respectively.

The Group determined the fair value of intangible assets based on the expected future cash flows generated by them. The Group recorded an impairment loss of RMB2.4 million and RMB2.06 million (US$0.33 million) for the years ended December 31, 2010 and 2011, respectively for certain internally generated software which had or were not expected to generate future revenue, or be sellable to a third party, and did not fit the Company’s development strategy going forward. In addition, the Group recorded an impairment loss of nil and RMB2.07 million (US$0.33 million) for the years ended December 31, 2010 and 2011, respectively for a trade name acquired during the business combination in 2007 which was not expected to generate sufficient future cashflow as the market is inclined to pursue more advanced technical platform than that under this trade name. No impairment loss was recorded for the year ended Decebmer 31, 2012.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Estimated aggregate amortization related to the existing intangible assets with definite lives for the each of succeeding five years is as follows:

	Chinese Yuan
	(Renminbi)	U.S. Dollars
For the years ending December 31,
2013	¥3,438,580	$551,930
2014	5,820,282	934,220
2015	5,460,368	876,449
2016	4,082,131	655,227
2017	3,038,842	487,768
Thereafter	-	-

NOTE 8. OTHER PAYABLES

Other payables included in the consolidated balance as of December 31, 2011 and 2012 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2011	2012	2012
Social welfare accrual	¥9,469,618	¥9,469,618	$1,519,978
Expenses payable to employees	1,463,057	1,682,431	270,049
Payroll taxes payable	1,411,652	3,027,024	485,871
Miscellaneous payable	180,973	2,741,348	440,017
Total other payables	¥12,525,300	¥16,920,421	$2,715,915

NOTE 9. ACCRUED EXPENSES

Accrued expenses included in the consolidated balance sheets as of December 31, 2011 and 2012 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2011	2012	2012
Accrued payroll	¥11,327,859	¥20,761,715	$3,332,485
Accrued rental fee	1,069,196	186,657	29,961
Accrued audit fee	905,175	1,270,000	203,849
Other accruals	1,161,883	2,977,904	477,986
Total accrued expenses	¥14,464,113	¥25,196,276	$4,044,281

Other accruals included the obligations under the Settlement Agreement with Microsoft Corporation.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 10. STOCKHOLDERS’ EQUITY

Preferred stock
The Company’s Articles of Association allows for the issuance of convertible preferred stock in the amount of 10,000,000 shares at a par value of $0.0756 per share with the rights as described in those articles. Holders of the preferred stock have the same voting rights as holders of ordinary stock. All other material rights are to be determined by special resolution of the Company. No shares of convertible preferred stock have been issued as of December 31, 2011 and 2012.

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

On December 22, 2011, the Company announced a share repurchase program to repurchase up to US$2 million worth of its ordinary shares over the next 12 months. For the year ended December 31, 2012, the Company repurchased 65,045 shares with an average price of US$3.87 per share. As the cancellation of repurchased shares had not been completed as of December 31, 2012, the Group recorded the payments for shares repurchase in treasury stocks.

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

On December 11, 2009, the Company adopted a share incentive plan (the “2009 Plan”), which provided for the granting of share incentives, including Incentive Stock Option (ISO) and restricted shares to the key employees. Under the 2009 Plan, 175,000 stock options were granted to the key employees with an exercise price of $6.55 and a contractual life of 10 years, 84,000 and 69,000 restricted shares are granted to members of the board of directors and senior management, respectively, with no cash consideration. Pursuant to the 2009 Plan, options and restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

On December 20, 2011, the Company’s stockholders approved the Company’s 2011 Share Incentive Plan (the “2011 Plan”), which provides for the granting of equity incentives, including stock options and restricted shares to the key employees. Under the 2011 Plan, 393,745 ordinary shares were reserved for grant in accordance with its terms. No options or restricted shares were granted as of December 31, 2011 under the 2011 Plan.

On May 23, 2012, the Company adopted the 2011 Plan. Under the 2011 Plan, options to purchase 253,000 shares were granted to the key employees with an exercise price of $4.56 and a contractual life of 8.61 years, 134,000 restricted shares were granted to senior management with no cash consideration. Pursuant to the 2011 Plan, options and restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

The 2011 Plan is administered by the Company’s Nominee and Compensation Committee. The Nominee and Compensation Committee has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. The Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On May 23, 2012, stock options to purchase 8,000 shares were granted to the key employees under the 2005 Plan II with an exercise price of $4.56 and a contractual life of 2.61 years. Pursuant to the 2005 Plan II, such stock options were 100% vested on the grant day.

On May 23, 2012, 3,000 restricted shares were granted to the senior management under the 2009 Plan with no cash consideration. Pursuant to the 2009 Plan, such restricted shares were 100% vested on the grant day.

On May 23, 2012, 51,000 restricted shares were granted to members of the board of directors under the 2009 Plan with no cash consideration. Pursuant to the 2009 Plan, such restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005 Plan I	2005 Plan II	2009 Plan	2011 Plan
Grant date	January 31, 2007	September 17, 2007	December 11, 2009	May 23, 2012
Expected life	6.5 years	6.5 years	5.25 years	5.25 years
Risk-free interest rate	4.82%	4.32%	2.94%	0.71%
Expected volatility	75%	75%	100%	82.25%
Expected dividend yield	0%	0%	0%	0%
Forfeiture rate	3%	3%	3%	3%

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The Company recognized share-based compensation expense of 2005 Plan and 2011 Plan using a straight line basis over the requisite service period, whereas, the Company recognized share-based compensation expense of 2009 Plan using a graded vesting attribution method.

A summary of option activity as of December 31, 2012, and changes during the year then ended is presented below:

	Number	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term (years)
Outstanding as of January 1, 2012	309,466	$10.91
Add: Granted	261,000	$4.56
Less: Exercised	-	-
Expired	90,061	$6.23
Forfeited	40,330	$5.55
Outstanding as of December 31, 2012	440,075	$8.59	$-	6.80
Exercisable as of December 31, 2012	272,200	$11.08	$-	6.06

For the year ended December 31, 2012, the number and weighted-average grant-date fair value for the Company’s non-vested stock options were as follows:

	Number	Weighted-Average Grant-date Fair Value
Non-vested on January 1, 2012	58,570	$10.12
Add: Granted	261,000	$1.91
Less: Vested	111,365	$5.72
Forfeited	40,330	$3.26
Non-vested on December 31, 2012	167,875	$1.92

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the year ended December 31, 2012, the number and weighted-average grant-date fair value for the Company’s non-vested restricted shares were as follows:

	Number	Weighted-Average Grant-date Fair Value
Non-vested on January 1, 2012	34,750	$6.55
Add: Granted	188,000	$3.60
Less: Vested	84,000	$4.84
Forfeited	-	-
Non-vested on December 31, 2012	138,750	$3.58

The weighted-average grant-date fair value of stock options and restricted shares granted for the year ended December 31, 2012 was US$1.91 and US$3.60, respectively. No stock options or restricted shares were granted in 2010 or 2011.

The total intrinsic value of stock options exercised for the year ended December 31, 2010 was US$1,887. No stock options were exercised in 2011 or 2012.

The total fair value of stock options vested for the years ended December 31, 2010, 2011 and 2012 were RMB4.25 million, RMB3.74 million and RMB3.97 million (US$0.6 million), respectively.

The total fair value of restricted shares vested for the years ended December 31, 2010, 2011 and 2012 were RMB1.6 million, RMB1.4 million and RMB2.5 million (US$0.4 million), respectively.

Total compensation cost for share-based payment arrangement recognized for the years ended December 31, 2010, 2011 and 2012 were RMB5.5 million, RMB5.3 million and RMB5.8 million (US$0.9 million), respectively.

As of December 31, 2012, the total compensation cost related to stock options and restricted shares not yet recognized were RMB2.0 million (US$0.3 million) and RMB3.1 million (US$0.5 million), respectively, which are expected to be recognized over a weighted-average period of 2.4 years and 2.4 years, respectively.

The Company received cash proceeds of RMB36,068 (US$5,465) from exercise of stock options for the year ended December 31, 2010. No stock options were exercised in 2011 or 2012.

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

Under contractual agreements with the Company, employees who are shareholders of the variable interest entities are required to transfer their ownership in these entities to the Company, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of the variable interest entities are assigned to the Company, and the Company has the right to designate all directors and senior management personnel of the variable interest entities. Employees who are shareholders of the variable interest entities have pledged their shares in the variable interest entities as collateral for the loans. As of December 31, 2011 and 2012, the aggregate amount of these loans were both RMB1,500,000.

As of December 31, 2011 and 2012, the Company effectively controlled one variable interest entity, Changshengtiandi, which has been included in the consolidated financial statements.

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

Wangku realized a net loss of RMB4.0 million and RMB1.1 million for the year ended December 31, 2010, and the period from January 1 to March 13, 2011, the date of disposal Wangku’s equity interests, respectively.

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

Biaoshang realized a net loss of RMB0.7 million for the period from January 1 to July 15, 2010.

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Changshengtiandi

Changshengtiandi was incorporated in the PRC in 2011 and is an e-Commerce service provider. On January 18, 2011, the Company entered into a loan agreement with Zou Hongjun, an employee of the Company, pursuant to which the Company provided RMB1,350,000 to him for obtaining 90% of equity interests in Changshengtiandi. On January 18, 2011, the Company entered into a loan agreement with Zhang Xuejun, an employee of the Company, pursuant to which the Company provided RMB150,000 to him for obtaining 10% of equity interests in Changshengtiandi. On January 18, 2011, the Company entered into share pledge agreements with Zou Hongjun and Zhang Xuejun, respectively, pursuant to which the two employees of the Company pledged all their equity interests in Changshengtiandi to the Company, and the Company effectively controlled 100% of the interest in Changshengtiandi through Zou Hongjun and Zhang Xuejun.

The selected financial data of Changshengtiandi for the period from January 18, 2011 to December 31, 2011 and for the year ended December 31, 2012 and as of years ended December 31, 2011 and 2012 were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2011	2012	2012
Total assets	¥1,150,170	¥611,618	$98,171
Total liabilities	300,000	-	-
Revenues	-	-	-
Net loss	649,830	238,552	38,290

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

On September 21, 2010, eFuture Beijing sold the 15% equity interest of Beijing Kubang Fuji New Media Technology Company Limited to a third party with a cash consideration of RMB600,000. The Company recorded an investment loss of RMB54,192 in the consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the years ended December 31, 2010 and 2012, no impairment loss was recorded in the consolidated financial statements.

NOTE 14. RELATED PARTY TRANSACTIONS

For the period from March 15, 2010 to December 31, 2010, eService purchased from cFuture was RMB367,000, and the implementation service fee revenue derived from cFuture was RMB35,460. No such transaction occurred in 2011 or 2012.

The senior Vice President of the Company, Hongjun Zou, is the Chief Executive Officer of cFuture. The Company paid his salary and statutory social welfare on behalf of cFuture of RMB150,000 for the year ended December 31, 2010. No such transaction occurred in 2011 or 2012.

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

In April 2011, the Company paid car rental fee of RMB135,000 (US$21,449) to Hongjun Zou, the senior Vice President of the Company. For the years ended December 31, 2011 and 2012, RMB67,500 and RMB67,500 (US$10,834) was amortized to the income statement prescribed by the contractual term, respectively.

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In December 2008, the Company’s subsidiary eFuture Beijing was designated as “High and New Technology Enterprises” under the CIT Law, which entitles it to a preferential CIT rate of 15% from 2008 to 2013. Biaoshang, Wangku and Changshengtiandi were subject to a 25% tax rate in 2010, 2011 and 2012, respectively.

The CIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC CIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2012, the Company has not accrued for PRC tax on such basis as it had no substantial business. The Company will continue to monitor its tax status.

Loss before tax for the years ended December 31, 2010, 2011 and 2012 was taxed in the following jurisdictions:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2010	2011	2012	2012
PRC	¥(431,337)	¥813,814	¥15,240,940	$2,446,340
Cayman Islands	(20,331,702)	(26,337,315)	(15,253,126)	(2,448,296)
Loss before income tax	¥(20,763,039)	¥(25,523,501)	¥(12,186)	$(1,956)

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The income tax expenses (benefit) for the years ended December 31, 2010, 2011 and 2012 were as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2010	2011	2012	2012
Current tax before tax loss carry forwards (set-off)	¥55,598	¥1,957,167	¥13,330,732	$2,139,730
Tax loss carry forwards (set-off)	(55,598)	162,457	59,638	9,573
Current income taxes	-	2,119,624	13,390,370	2,149,303
Deferred income taxes	(1,770,001)	(2,691,481)	(8,892,940)	(1,427,416)
Total income tax expenses (benefit)	¥(1,770,001)	¥(571,857)	¥4,497,430	$721,887

The reconciliation of income tax expenses computed by applying the statutory corporate income tax rate to pre-tax loss to the actual tax benefit is as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2010	2011	2012	2012
Income tax computed at statutory tax rate	¥(5,190,760)	¥(6,380,875)	¥(3,046)	$(489)
Difference in tax rate of the Company outside the PRC	5,082,926	6,584,329	3,813,282	612,074
Effect of tax holiday for a subsidiary	43,134	(146,364)	(1,547,949)	(248,463)
Non-deductible expenses	1,278,601	887,675	2,799,105	449,287
Non-taxable income	(1,158,303)	-	-	-
Tax loss carry forward (set-off)	(55,598)	162,457	59,638	9,573
Withholding income tax for the dividends paid to Cayman Islands company	-	1,012,402	-	-
Deferred tax benefit	(1,770,001)	(2,691,481)	(623,600)	(100,095)
Income tax expenses (benefit)	¥(1,770,001)	¥(571,857)	¥4,497,430	$721,887

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The components of the deferred tax assets and liabilities were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2011	2012	2012
Deferred Tax Assets:
Net operating loss carry forwards	¥162,457	¥222,095	$35,649
Allowance for doubtful accounts and write offs	513,230	2,332,527	374,396
Inventory provision	676,177	370,070	59,400
Trade receivables	1,210,198	-	-
Accruals and others	4,566,423	4,966,115	797,117
Intangible assets impairment	-	980,504	157,382
Valuation allowance	(162,457)	(222,095)	(35,649)
Total deferred tax assets	¥6,966,028	¥8,649,216	$1,388,295

Deferred Tax Liabilities:
Inventory and work in process	¥(3,095,419)	¥-	$-
Advance from customers	(4,114,852)	-	-
Intangible assets	(792,487)	(42,900)	(6,886)
Refundable value added tax	-	(750,106)	(120,400)
Total deferred tax liabilities	¥(8,002,758)	¥(793,006)	$(127,286)

Net deferred tax assets (liabilities)	¥(1,036,730)	¥7,856,210	$1,261,009

The Group recorded a valuation allowance against the 2011 and 2012 operating loss carry forwards of Changshengtiandi as of December 31, 2011 and 2012, respectively, as the Group believes it is more likely than not that such deferred tax assets will not be realized.

The Group has evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. As of and for the years ended December 31, 2011 and 2012, no unrecognized tax benefits or interest and penalties associated with uncertainty in income taxes have been recognized.

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

The Company identified the following instruments and derivatives requiring valuation and accounting under the relevant guidance applicable to financial derivatives:

●  Conversion price reset feature
●  Company’s optional early redemption right
●  Make-whole provision
●  Warrants with exercise price reset feature

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The effect of the derivative instrument on the consolidated statements of operations for the year ended December 31, 2012 was as follows:

	Location of Gain Recognized	Amount of Gain Recognized in Income Statement for the Year ended December 31, 2012
	in Income Statement	Chinese Yuan (Renminbi)
Derivatives not designated as hedging instruments under ASC 815-10:
Embedded Derivative	Gain on derivatives	¥3,168
Total		¥3,168

The fair value of these derivatives was determined to be RMB87,775,199 and was recorded as a derivative liability at inception. The debt discount amount of RMB77,255,180 is being accreted through charges to the statement of operations using the effective interest method over the period of the note obligations. At December 31, 2011 and 2012, the fair value of the derivatives recognized in the balance sheets was RMB3,168 and nil, respectively. The gain on derivatives recognized in the consolidated statements of operations for the years ended December 31, 2010, 2011 and 2012 were RMB3,429,479, RMB347,565 and RMB3,168(US$508), respectively.

The table below sets forth a summary of changes in the fair value of the Company’s level 3 derivative for the 12 months ended December 31, 2012.

Chinese Yuan
(Renminbi)
Balance as of December 31, 2011	¥3,168
Change in Fair Value of Derivative Liability	(3,168)
Balance as of December 31, 2012	¥-

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In the fourth quarter of 2011, the Company bought back the outstanding convertible notes, and all the unamortized discount on convertible notes and deferred loan costs were charged in the consolidated financial statements. The amortization of discount on convertible notes payable and amortization of deferred loan costs were RMB6.4 million and RMB474,399, respectively.

NOTE 17. EARNINGS (LOSS) PER SHARE

The following shares were excluded from the calculation of diluted net income (loss) per share as they were anti-dilutive shares as of December 31, 2010, 2011 and 2012, respectively:

	Years ended December 31,
	2010	2011	2012
Stock options and warrants	567,487	592,312	440,075
Issuable shares from Convertible notes	52,631	-	-
Total anti-dilutive shares	620,118	592,312	440,075

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings (loss) per share and the weighted-average ordinary shares outstanding for the years ended December 31, 2010, 2011 and 2012:

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the
				Year Ended
				December 31,
	2010	2011	2012	2012
Net loss	¥(17,323,421)	¥(18,830,869)	¥(4,509,616)	$(723,843)
Net loss from continuing operations	(17,386,892)	(24,440,221)	(4,509,616)	(723,843)
Gain from discontinued operations	63,471	5,609,352	-	-
Basic weighted-average ordinary shares outstanding	3,822,386	4,130,221	4,213,318	4,213,318
Effect of dilutive securities:
Stock options and warrants	9,417	-	-	-
Diluted weighted-average ordinary shares outstanding	3,831,803	4,130,221	4,213,318	4,213,318
Basic earnings (loss) per share	¥(4.53)	¥(4.56)	¥(1.07)	$(0.18)
- Continuing operations	(4.55)	(5.92)	(1.07)	(0.18)
- Discontinued operations	0.02	1.36	-	-
Diluted earnings (loss) per share	¥(4.53)	¥(4.56)	¥(1.07)	$(0.18)
- Continuing operations	(4.55)	(5.92)	(1.07)	(0.18)
- Discontinued operations	0.02	1.36	-	-

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 18. COMMITMENTS AND CONTINGENCIES

Operating Lease Agreements– Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases twelve office facilities throughout China under non-cancelable operating leases with various expiration dates. The amounts of commitments for non-cancelable operating leases in effect at December 31, 2012, were as follows:

	Chinese Yuan
	(Renminbi)	U.S. Dollars
2013	¥6,325,849	$1,015,370
2014	4,467,848	717,139
2015	1,782,855	286,168
2016	559,260	89,767
2017	23,272	3,735
Total	¥13,159,084	$2,112,179

The Group incurred rental expense, of RMB6,028,173, RMB7,899,217 and RMB8,782,644 (US$1,409,712) for the years ended December 31, 2010, 2011 and 2012, respectively. All leases agreements have different lease periods, ranging from 1 year to 4 years.

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

We estimate the fair value of our indemnification obligations as insignificant, based on our historical experience concerning product and patent infringement claims. Accordingly, we have no liabilities recorded for indemnification under these agreements as of December 31, 2011 and 2012.

Litigation – In August 2002, the Group was sued for the termination of contracts between the Group and another party. The other party sued for costs and losses in the amount of RMB665,500. The case was resolved on September 26, 2008 and the Group is liable to pay RMB403,300. The Group recorded this amount in other payables as of December 31, 2010. It was paid in 2011.

The Group from time to time is involved in disputes and litigation arising out of the normal course of business. On October 19, 2011, the plaintiff, Microsoft Corporation, filed four software copyright infringement claims against eFuture Beijing at Wuhan Intermediate People’s Court. On December 4, 2012, the Wuhan Intermediate People’s Court rendered four court judgments against eFuture Beijing. The four court judgments awarded Microsoft monetary damages as well as reimbursement of the legal expenses and reasonable expenses of RMB3,944,898 (US$633,200) in total. On March 28, 2013, eFuture Beijing entered into a confidential dispute settlement (the “Settlement Agreement”) with Microsoft Corporation in respect to Microsoft’s claims of product infringement against the Company. The settlement resolved all claims between the parties and the amount of the settlement was lower than the judgment previously awarded to Microsoft Corporation. The Group made provision of such obligations under the Settlement Agreement as of December 31, 2012.

The Group was not aware of any potential unasserted claims that would have a material effect on the Company’s financial condition or results of operations.

EXHIBIT INDEX

Exhibit No.	Description
1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on June 21, 2005)

1.2
Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (incorporated by reference to Exhibit 3.3 of the Registrant’s Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on October 18, 2005)

2.1	Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on August 22, 2005)
4.1
Securities Purchase Agreement dated as of March 13, 2007 by and among the Company, Capital Ventures International (“CVI”), Hudson Bay Fund, LP (“HBF”) and Hudson Bay Overseas Fund, Ltd. (“HBOF”) (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)

4.2
Registration Rights Agreement, dated March 13, 2007 by and among the Company, CVI, HBF and HBOF (incorporated by reference to Exhibit 99.5 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)

4.3
Form of Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (incorporated by reference to Exhibit 99.3 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)

4.4
Form of Series A Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)

4.5
Form of Series B Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (incorporated by reference to Exhibit 99.3 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)

4.6	Acquisition of Beijing Wangku Hutong Information Technology Co., Ltd. (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K filed with the SEC on May 21, 2007)
4.7
Acquisition of Crownhead Holdings Ltd. And Royalstone System Integrated Co., Ltd (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K filed with the SEC on August 15, 2007)

4.8
English translation of Equity Transfer Agreement dated as of July 16, 2010 between Tingchao Zhao (the nominee of the Registrant) and Boyong Jiang (incorporated by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.9
English translation of Equity Transfer Agreement dated as of March 13, 2011 between Xuejun Zhang (the nominee of the Registrant) and Haibo Wang (incorporated by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.10
Loan Agreement dated as of January 18, 2011 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Changshengtiandi (incorporated by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.11
Loan Agreement dated as of January 18, 2011 between eFuture Beijing and Hongjun Zou, one of the shareholders of Changshengtiandi (incorporated by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.12
Share Pledge Agreement dated as of January 18, 2011 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Changshengtiandi (incorporated by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.13
Share Pledge Agreement dated as of January 18, 2011 between eFuture Beijing and Hongjun Zou, one of the shareholders of Changshengtiandi (incorporated by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.14
Exclusive Option Agreement dated as of January 18, 2011 between eFuture Beijing, Changshengtiandi and Xuejun Zhang, one of the shareholders of Changshengtiandi (incorporated by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.15
Exclusive Option Agreement dated as of January 18, 2011 between eFuture Beijing, Changshengtiandi and Hongjun Zou, one of the shareholders of Changshengtiandi (incorporated by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.16
Exclusive Business Cooperation Agreement dated as of January 18, 2011 between eFuture Beijing and Changshengtiandi (incorporated by reference to Exhibit 4.16 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.17
Supplemental Agreement to Exclusive Business Cooperation Agreement dated as of April 23, 2012 between eFuture Beijing and Changshengtiandi (incorporated by reference to Exhibit 4.17 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.18
Power of Attorney dated as of January 18, 2011 issued by Xuejun Zhang, one of the shareholders of Changshengtiandi (incorporated by reference to Exhibit 4.18 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.19
Power of Attorney dated as of January 18, 2011 issued by Hongjun Zou, one of the shareholders of Changshengtiandi (incorporated by reference to Exhibit 4.19 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on June 28, 2007)
12.1*	Section 302 Certification of Adam Yan
12.2*	Section 302 Certification of Sean Zheng
13.1*	Section 906 Certification of Adam Yan
13.2*	Section 906 Certification of Sean Zheng
_____________
*	Filed herewith.