Form 20-F
period 2013-12-31
eFuture Information Technology Inc.
filed 2014-04-30
CIK 1329365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

As of December 31, 2013, there were 3,921,176 ordinary shares of the Registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act). (Check one):

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

PART I

Unless the context requires otherwise, references in this report to “eFuture,” “the Company,” “we,” “us,” and “our” refer to eFuture Information Technology Inc., our wholly-owned subsidiaries, eFuture (Beijing) Royalstone Information Technology Inc. (“eFuture Beijing”), and eFuture (Hainan) Royalstone Information Technology Inc. (“eFuture Hainan”), and the effectively controlled two variable interest entities (“VIEs”), Beijing Changshengtiandi Ecommerce Co., Ltd. (“Changshengtiandi”), acquired on January 18, 2011, and Beijing Wangku Hutong Information Technology Co., Ltd. (“Wangku”), acquired on May 14, 2008 and disposed on March 13, 2011.

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

A.  Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our company, which excludes the operating results for each years and balances as of each years ended of Biaoshang and Wangku because they are classified as discontinued operations. The selected consolidated statements of income data for the three years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated balance sheet data for the year ended December 31, 2011 have been derived from our audited consolidated balance sheet as of December 31, 2011, which is not included in this annual report. The selected consolidated statements of income data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements for the years ended December 31, 2009 and 2010, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP .

						US$
						For the Year
	RMB					Ended
	For the Years Ended December 31,					December 31,
	2009	2010	2011	2012	2013	2013
Total Revenues	¥108,835,887	¥151,902,684	¥174,448,480	¥198,354,869	¥197,932,799	$32,696,169
Income (Loss) From Operations	(24,432,621)	(21,732,821)	(19,545,493)	1,519,871	(7,840,176)	(1,295,105)
Net Loss	(25,265,497)	(17,323,421)	(18,830,869)	(4,509,616)	(7,451,510)	(1,230,902)
Basic Loss Per Share	(7.51)	(4.53)	(4.56)	(1.07)	(1.76)	(0.29)
Diluted Loss Per Share	(7.51)	(4.53)	(4.56)	(1.07)	(1.76)	(0.29)
Net loss from continuing operations	(19,887,910)	(17,386,892)	(24,440,221)	(4,509,616)	(7,451,510)	(1,230,902)
Basic Loss Per Share from continuing operations	(5.91)	(4.55)	(5.92)	(1.07)	(1.76)	(0.29)
Diluted Loss Per Share from continuing operations	(5.91)	(4.55)	(5.92)	(1.07)	(1.76)	(0.29)

	RMB					US$
	As of December 31,					As of December 31,
	2009	2010	2011	2012	2013	2013
Total Assets	¥231,747,618	¥241,832,155	¥220,395,489	¥249,035,413	¥241,986,858	$39,973,381
Total Current Liabilities	(109,412,183)	(102,375,657)	(93,973,063)	(123,356,961)	(122,297,034)	(20,202,031)
Long-term Liabilities	(7,970,483)	(3,134,677)	(416,298)	-	-	-
Net Assets	114,364,952	136,321,821	126,006,128	125,678,452	119,689,824	19,771,350
Ordinary Shares	2,042,384	2,161,766	2,353,068	2,353,068	2,326,182	384,258
Number of Weighted-average Ordinary Shares	3,362,986	3,822,386	4,130,221	4,213,318	4,224,676	4,224,676

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. The conversion of RMB into U.S. dollars in this annual financial report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual financial report were made at a rate of RMB6.0537 to US$1.00, the noon buying rate in effect as of December 31, 2013. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China (the “PRC”) imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. dollar)
2009	6.8259	6.8275	6.8244	6.8299
2010	6.6000	6.7696	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1412	6.0537	6.2438
December	6.0537	6.0738	6.0537	6.0927
2014
January	6.0590	6.0509	6.0402	6.0600
February	6.1448	6.0816	6.0591	6.1448
March	6.2164	6.1729	6.1183	6.2273
April (through April 25, 2014)	6.2534	6.2196	6.1966	6.2534

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant years. Monthly averages are calculated using the average of the daily rates during the relevant periods.

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

In 2013, we experienced an increase in service fee revenue. We intend to optimize our revenue mix by focusing on generating more service fee income through a wider range and different levels of service in the future. The growth in the size and complexity of our business have placed and are expected to continue to place a significant strain on our management and operations. Continued growth will require us to recruit and hire a substantial number of new employees, including consulting and product development personnel. In particular, our ability to undertake new projects and increase license revenues is substantially dependent on the availability of our consulting personnel to assist in the licensing and implementation of our software solutions. We will not be able to continue to increase our business at historical rates without adding significant numbers of personnel skilled in software implementation and integration. Although we have not incurred significant difficulty in the hiring and training of skilled employees to date, there can be no assurance that we will effectively locate, retain or train additional personnel in the future. If we do not sufficiently increase our integration and implementation workforce over time, we may be required to forego licensing opportunities. Our ability to compete effectively and to manage future growth, if any, also will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis.

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

Our business has historically experienced the highest level of revenue in the fourth quarter of each year, primarily due to significant year-end capital purchases by customers. This has resulted in 2013, 2012, and 2011 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the future and that our revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year. As we continue to grow, we expect that the seasonality in our business may cause our operating results to fluctuate. Due to the foregoing factors, we believe that quarter to quarter comparisons of our results of operations may not be a good indication of our future performance and should not be overly relied upon. It is likely that our results of operations in some periods may be below the expectations of public market analysts and investors. In this event, the price of our ordinary shares will probably decline, perhaps significantly more in percentage terms than any corresponding decline in our operating results.

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

Our accounting policies require us, among other things, to conduct annual reviews of goodwill, and to test intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In connection with our business acquisitions, we make assumptions regarding estimated future cash flows and other factors to determine the fair value of goodwill and intangible assets. In assessing the related useful lives of those assets, we have to make assumptions regarding their fair value, our recoverability of those assets and our ability to successfully develop and ultimately commercialize acquired technology. If those assumptions change in the future when we conduct our periodic reviews in accordance with applicable accounting standards, we may be required to record impairment charges. We have made impairment loss of intangible assets of RMB4.1 million, nil and nil for the years ended December 31, 2011, 2012 and 2013, respectively. It is possible that future reviews will result in further write-downs of goodwill and other intangible assets.

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

Our cloud service and myStore business involve the storage and transmission of customers' information, sales data and shopping preferences. The protection of our customer data is vitally important to us. While we have implemented measures to prevent security breaches and cyber incidents, our information technology and infrastructure may be vulnerable to attacks by hackers or breaches due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings and disrupt our operations and the services we provide to customers, which could adversely affect our business, financial condition and results of operations and damage our reputation.

We have generated a significant shareholders’ deficit, and we cannot provide any assurance that our business will be profitable in the future.

Though we achieved profitability from 2004 to 2006, we had an accumulated deficit of RMB121,288,289 (US$20,035,398) as of December 31, 2013. As of December 31, 2013, our shareholders’ equity was RMB119,689,824 (US$19,771,350). While we have achieved profitability in previous years, there can be no assurance that we will be able to continue our growth or profitability. Indeed, we had a net loss of RMB7,451,510 (US$1,230,902) for the year ended December 31, 2013.

myStore relies to a large extent on retailers to provide their service to consumers.

myStore is a mobile social network that connects consumers with retailers. In the early stage of development, we need to work closely with retailers to promote myStore among their members who subscribe for any promotions or events. If we are unable to expand the myStore network, it will negatively impact the growth of myStore business. If we are not successful in retaining retailers or brand holders after myStore starts to generate revenues by charging transaction fees to retailers, brand holders, or consumers who purchase merchandise through myStore, our results of operations may be materially and adversely affected.

Because we will rely to a large extent on distributors in providing our advertising services, failure to retain key distributors or attract additional distributors could materially and adversely affect our business.

Online marketing is at a developmental stage in China and is not as widely accepted by or available to businesses in China, as compared to the United States. As a result, we will rely, to a large extent, on a nationwide distribution network of third-party distributors for our sales to, and collection of payment from, our advertising customers. If our distributors do not provide quality services to our advertising customers or otherwise not fulfill their contracts with our advertising customers, we may lose customers and our results of operations may be materially and adversely affected. If we fail to retain our key distributors or attract additional distributors on terms that are commercially reasonable, our business and results of operations could be materially and adversely affected.

If we fail to attract customers for our advertising services, our business, results of operations and growth prospects could be seriously harmed.

We plan to generate the majority or all of our revenue from advertising services. Our online marketing customers will most likely not continue to do business with us if their investment does not generate sales leads, and ultimately consumers. Our advertising customers may discontinue their business with us at any time and for any reason as they are not subject to fixed-term contracts. We may in the future remove advertisements from some customers that are inaccurate or misleading to ensure the quality and reliability of our advertisements. Such removal, whether temporary or permanent, may cause the affected customers to discontinue their business with us. In addition, third parties may develop and use certain technologies to block the display of our customers’ advertisements and other marketing products on myStore, which may in turn cause us to lose customers, thereby adversely affect our results of operations. Furthermore, we may adjust prices for our advertising services from time to time. We may lose customers who decide not to pay our increased prices. Failure to attract new customers for our advertising services could seriously harm our business, results of operations and growth prospects.

If we fail to keep up with rapid changes in technology and user behavior, our future success may be adversely affected.

Our future success will depend on our ability to respond to rapidly changing technologies, adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services. Failure to adapt to such changes could negatively affect our business. In addition, changes in user behavior resulting from technological developments may also cause adverse effects. Mobile communications technologies are broadly implemented, and if we fail to develop products and technologies that are compatible with all mobile devices and operating systems, or if the products and services we develop are not widely accepted and used by users of various mobile devices and operating systems, we may not be able to fully penetrate the mobile internet market. In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or integrate our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.

If we fail to continue to innovate and provide products and services that attract and retain users, we may not be able to generate sufficient user traffic levels to remain competitive.

Our success depends on providing products and services to attract users and enable users to enjoy a high-quality shopping and social networking experience. In order to attract and retain users and compete against our competitors, we must continue to invest significant resources in research and development to enhance our technology, improve our existing products and services and introduce additional high-quality functions and services. If we are unable to anticipate user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users. Our results of operations may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not effectively brought to market. As technology continues to develop, our competitors may be able to offer products and services that are, or that are perceived to be, substantially similar to or better than those provided by us. This may force us to expend significant resources in research and development and strategic investments and acquisitions in order to remain competitive.

RISKS RELATED TO CONDUCTING OUR BUSINESS IN CHINA

A slowdown in the Chinese economy may slow down our growth and profitability.

The Chinese economy has shown signs of slowdown in recent years, which may have a negative effect on our business. The Chinese government’s focus is to forge a more sustainable model and push ahead with reforms. Slowdown in the Chinese economy will likely impact the financial performance of the retailing, distribution, logistics and manufacturing industries in China. Consequently, under such circumstances, our customers may opt to delay discretionary expenditures like those for our software, which, in turn, could result in a material reduction in our sales.

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

We depend upon contractual arrangements with our VIE for our certain business and these arrangements may not be as effective in providing operational control over these businesses as direct ownership and may be difficult to enforce.

Because PRC regulations restrict or prohibit our ability to provide internet content service directly in PRC, we are dependent on our VIE in which we have no direct ownership interest, to operate those businesses through contractual arrangements. These contractual arrangements may not be as effective in providing operational control over these businesses as direct ownership. For example, the VIE could fail to take actions required for our business despite their contractual obligation to do so. The VIE is able to transact business with parties not affiliated with us. If the VIE fails to perform their obligations under these arrangements, we may have to rely on legal remedies under PRC law. We cannot assure you that such remedies under PRC law would be effective or sufficient.

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

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may substantially disrupt our business.

The registered shareholders of our VIE entity, Changshengtiandi, include our current senior management and employee. Conflicts of interest may arise between such shareholders’ duties to us and our VIE entity. If such conflicts arise, these shareholders may not act in our best interests and such conflicts of interest may not be resolved in our favor. In addition, these shareholders may breach or cause our VIE entity to breach or refuse to renew their existing contractual arrangements that allow us to exercise effective control over them and to receive economic benefits from them. If we cannot resolve any conflicts of interest or disputes between us and any current or future registered shareholders of our VIE entity, we would have to resort to legal proceedings to remedy the situation, the outcome of which is uncertain and which may result in substantial costs and disruptions to our business.

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

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.

In March 2007, SAFE issued the Application Procedure for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies, also known as “Circular 78.” Under Circular 78, PRC individuals who participate in an employee stock option holding plan or a stock option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. We and our Chinese employees who have been granted restricted shares or stock options pursuant to our stock incentive plans are subject to Circular 78 because we are an overseas listed company. However, in practice, significant uncertainties exist with respect to the interpretation and implementation of Circular 78. We have completed the registration of our existing employee stock incentive plans. If we or our Chinese employees fail to comply with, qualify under, or obtain any registration required by Circular 78 regarding future employee stock incentive plans, we or they may be subject to fines and legal sanctions imposed by SAFE or other PRC governmental authorities, which could result in a material and adverse effect to our business operations and employee stock incentive plans.

We do not have business interruption, litigation or natural disaster insurance.

The insurance industry in China is still at an early stage of development. In particular PRC insurance companies offer limited business products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business interruption, litigation or natural disaster may result in our business incurring substantial costs and the diversion of resources.

Changes in China’s political and economic policies could harm our business.

The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In particular, the government could change these economic reforms or any of the legal systems at any time. The influencing factors include level of government involvement in the economy, control of foreign exchange, methods of allocating resources, balance of payments position, international trade restrictions and conflict.

Labor laws in the PRC may adversely affect our results of operations.

As of December 31, 2013 we had approximately 890 employees in the PRC. On June 29, 2007, the PRC Government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees under certain circumstances, including specific provisions related to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative’s council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. According to the Labor Contract Law, unless otherwise provided by law, an employer is obliged to sign a labor contract with a non-fixed term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee has worked for the employer for ten consecutive years. Severance pay is required if a labor contract expires without renewal because the employer refuses to renew the labor contract or provides less favorable terms for renewal. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on the number of the employee’s working years at the employer. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations. In addition, the PRC government in the future may enact further labor-related legislation that increases our labor costs and restricts our operations.

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

If we fail to comply with privacy protection regulations, we may face criminal charges, administrative sanctions, or be ordered to suspend our business operation, which could adversely affect our operation and financial results.

As an internet content provider, we are subject to regulations relating to protection of privacy. Under the Internet Measures, internet content providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet content providers that violate the prohibition may face criminal charges or administrative sanctions by PRC security authorities. In addition, relevant authorities may suspend their services, revoke their licenses or temporarily suspend or close down their websites. Furthermore, under the Administration of Internet Bulletin Board Services issued by the Ministry of Information Industry in November 2000, internet content providers that provide electronic bulletin board services must keep users’ personal information confidential and are prohibited from disclosing such personal information to any third party without the consent of the users, unless otherwise required by law. The regulation further authorizes relevant telecommunication authorities to order internet content providers to rectify any unauthorized disclosure. Internet content providers could be subject to legal liabilities if unauthorized disclosure causes damages or losses to internet users. However, the PRC government retains the power and authority to order internet content providers to provide the personal information of internet users if the users post any prohibited content or engage in illegal activities through the internet. We believe that we are currently in compliance with these regulations in all material aspects.

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

RISKS RELATED TO THE MARKET FOR OUR STOCK

We may not pay dividends.

We have not previously paid any cash dividends nor do we anticipate paying any dividends on our ordinary shares. Although we achieved profitability from 2004 to 2006, we cannot assure you that our operations will generate sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Indeed, we had net losses of RMB4,509,616 and RMB7,451,510 (US$1,230,902) for the years ended December 31, 2012 and 2013, respectively. Furthermore, there is no assurance our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. Under Cayman Islands law, we may only pay dividends from profits or credit from the share premium account (the amount paid over par value, which is $0.0756), and we must be solvent before and after the dividend payment. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating wholly- and partially-owned subsidiaries.

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

We may need additional capital and issue additional securities, which could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations, and the related covenants could restrict our operations and business activities.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may pursue. If our cash resources are insufficient to satisfy investments or acquisitions, we may determine to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and may result in operating and financing covenants that would restrict our operations. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

●	investors’ perception of, and demand for, securities of software and services providers;
●	conditions of the U.S. and other capital markets in which we may seek to raise funds;
●	our future results of operations, financial condition and cash flows;
●	PRC governmental regulation of foreign investment in software and services in China;
●	economic, political and other conditions in China, and
●	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that, if we need additional cash, financing will be available in amounts or on terms acceptable to us, if at all, especially in the event of a severe and prolonged global economic recession. If we fail to raise additional funds, we may need to reduce our growth to a level that can be sustained by our cash flow. Without additional capital, we may not be able to acquire necessary technologies and develop new services and products, or respond to competitive pressures or unanticipated capital requirements.

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

Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, by the Companies Law (2012 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law in this area may not be as clearly established as they would be under statutes or judicial precedent in existence in some jurisdictions in the United States. In particular, the Cayman Islands has a less formal body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws. Moreover, our company could be involved in a corporate combination in which dissenting shareholders would have no rights comparable to appraisal rights which would otherwise ordinarily be available to dissenting shareholders of United States corporations. However, Cayman Islands statutory law does provide a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court for a determination of the fair value of the dissenter’s shares, if it is not possible for the Company and the dissenter to agree a fair price. Also, class actions are not recognized in the Cayman Islands but groups of shareholders with identical interests may bring representative proceedings which are similar. Subject to limited exceptions, under Cayman Islands law a minority shareholder may not bring a derivative action against a board of directors. Our Cayman Islands counsel has advised us that they are aware of one recent yet unreported derivative action having been brought in the Cayman Islands. Such actions are ordinarily available in respect of United States corporations in U.S. courts. Finally, Cayman Islands companies may not have standing to initiate shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests may be limited if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

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

Item 4.    Information on the Company

A.   History and Development of the Company

We were established under the Cayman Islands Companies Law on November 2, 2000 to serve as a holding company for our subsidiary, eFuture (Beijing) Royalstone Information Technology Inc. (“eFuture Beijing”, formerly known as eFuture (Beijing) Tornado Information Technology Inc.). eFuture Beijing is a PRC company established in January 2000 for the development of our intellectual property. On October 31, 2006, we listed on the NASDAQ Capital Market under the symbol “EFUT,” and we changed our name from “e-Future Information Technology Inc.” to “eFuture Information Technology Inc.” in December 2008.

On December 20, 2012, we established the wholly owned subsidiary eFuture (Hainan) Royalstone Information Technology Inc. (“eFuture Hainan”) in Hainan Province, PRC. Since its incorporation, eFuture Hainan has not generated substantial business.

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

Acquisition of the Assets of Guangzhou Royalstone

In August 2007, we acquired the assets of Guangzhou Royalstone System Integration Co. Ltd., or Guangzhou Royalstone, pursuant to an asset transfer agreement between Crownhead Holding Limited and us whereby we acquired the assets and business of Guangzhou Royalstone from its original shareholders. As a result of the acquisition, we renamed eFuture (Beijing) Tornado Information Technology Inc. to eFuture Beijing.

Acquisition of the Assets and Business of Proadvancer

In April 2008, we acquired the assets and business of Proadvancer Systems Inc., or Proadvancer, pursuant to an assets and business transfer agreement between eFuture Beijing, Proadvancer System (BVI), Inc., Mr. Lu Kuang Yang, who is the shareholder of Proadvancer, and Proadvancer’s PRC subsidiaries, Proadvancer Systems (Suzhou) Computer Application Software Co., Ltd, Beijing Proadvancer Techonology Co., Ltd, whereby we acquired the assets and business of Proadvancer.

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

We changed the name of Changshengtiandi to “Beijing Weidian Internet Service Co. Ltd.” in March 2014.

B.    Business Overview

General

eFuture is a leading provider of software and services to China’s rapidly growing retail and consumer goods industries. As a pioneer and proponent of omni-channel and mobile internet solutions in the Asia-pacific, we developed myStore, a mobile shopping social platform, to help retailers level the playing field with e-commerce players by accelerating the transfer of offline consumers to social-mobile consumers (O2M). Our goal is to transition from a traditional software solutions provider to a shopping social platform service provider, using myStore as a vehicle to transfer O2M to the retail industry. The Company’s strong brand recognition and lasting relationships among local and international clients, along with key strategic partnerships with leading global technology companies ensures eFuture’s ability to stay at the forefront of industry trends and cement its leading role in China’s booming retail and consumer markets.

2014eFuture零售战略
热吻移动互联
微店
mystore
电子商务
e-commerce
库存管理
nventory manager
网店管理
store manager
销售网点
point of sale
手机购物
mobile shopper
移动POS
mobile pos
价签识别
price checker
自助扫货
self scan
自助结账
self checkout
消费者
consumer
零售商
Retailer
经销商
Distributor
分销商
Distributor
制造商
Manufacturer

Vision

Where there are consumers, there is eFuture.

Mission

Creating a happy consumer world.

Our Market

RETAIL MARKET IN CHINA

The global retail industry is undergoing a significant transformation. The most notable driver for these changes is undoubtedly the migration of offline retail sales to online channels. While the impact of this trend has become more evident in developed economies, the long-term potential to fundamentally transform traditional retail is expected to be greater in markets where the traditional retail sector remains underdeveloped. Consumers and brands in those markets tend to be more willing to adopt new online retail business models.

As a result of increased ownership of mobile devices, mobile Internet has become more and more popular, and it represents an indispensable part of the lives of its users. Since telecom operators make great efforts to promote “free traffic packages”, which allow those using mobile applications not to incur high traffic charges, the bottleneck for mobile internet development will ultimately be resolved. Mobile device users’ habits will change and the whole mobile Internet industry is expected to develop even more rapidly.

●	The Fast Growing Domestic Retail Market

The retail market in China is in the midst of an extended period of robust growth, driven by increasing urbanization and higher levels of disposable income.

China's retail sales grew 13.1% year-over-year to RMB23.44 trillion (US$3.84 trillion) in 2013, according to China’s National Bureau of Statistics. Alongside the rapid growth of China’s retail sales, China’s domestic consumption pattern is also undergoing significant development. Historically, China’s economic growth has been largely driven by investments in fixed assets and exports, but the spending patterns of China’s increasingly affluent population are beginning to expand beyond basic daily necessities to encompass more lifestyle products and services. Retail sales are expected to continue to grow as a percentage of China’s GDP as private consumption becomes a more important component of China’s economy.

The relatively early stage of development in China’s retail market is characterized by several notable factors and trends:

Highly fragmented: The retail market in China is highly fragmented. As an example, the combined market share of the top 20 retailers in China was 7% in 2010, compared with 24% in the U.S., according to the Frost & Sullivan Report.

Insufficient coverage: Retail coverage in China lags behind consumers’ increasing purchasing power for lifestyle products and services. According to the Frost & Sullivan Report, retail space in China was approximately 2 square feet per capita in 2009, compared with approximately 24 square feet per capita in the U.S. The breadth of product offerings and brand selection is often restricted by limited retail space, particularly in China’s smaller cities.

Low-margin: As shown in the IDC International Sales Effectiveness Study 2012, POS & Peripheral devices in stores accounted for the biggest share – approximately 25% of a company’s IT spending – which indicates the company’s attachment to the precise management of resources as the retail industry moves towards an increasingly low-margin phase. myStore serves as an extension of eFuture’s POS solution, and can help customers to locate promotional targets at a faster pace and with lower costs.

Retail technology: For a retailer to effectively compete, it is now essential to master retail technology.

Optimization – Innovation – Diversification: To ensure healthy business growth, retailers will increasingly need to maintain a unique selling point, higher operational efficiency, core competency, and a diversified business model.

●	Digital Marketing Revenue Size in China

The Online Ad Market in China
China’s online ad market and mobile ad market has exploded in recent years, and according to forecasts it will continue its rapid growth into the future. According to iResearch, China’s online advertising revenue is estimated to grow to RMB285 billion in 2017 and mobile advertising spending to RMB1.38 billion in 2015.

According to iResearch, new opportunity is coming for mobile advertising and its marketing form will continuously embrace innovation. Ownership of smart devices such as smartphone and tablet is going up, and wearable devices and smart household appliances are about to experience impressive growth. With rapid development of 4G network and wide application of various apps about mobile social networking, mobile video, mobile map, etc., mobile marketing will see new opportunity. Technologies such as QR code, acoustic wave and virtual reality remain to be attractive and mobile advertising will display ads and interact with audiences in manners different from PC-based online advertising.

App advertising represents a new growth engine in the future. iResearch’s data showed that the revenues of three specified media (video, micro blog and news) obtained from PC-based online advertising amounted to RMB13.74 billion, increasing by 50.9% from January to November. Inspite of less revenue compared with PC, these media app obviously held higher growth rate of advertising revenue with average month-on-month growth rate of 25.1%, which even peaked at 72.8% in July. The contribution of some leading brands in this field was arising.

According to data from iUserTracker and mUserTracker, two measurement products launched by iResearch, unique visitors (UV) per day visiting websites by domestic PC stagnated at 230 million, while UV of the mobile app continued to rise to almost 200 million. The shift of Internet users to mobile devices is irreversible. CNNIC statistics indicated that the number of smart phone mobile Internet users by the end of June 2013 reached 464 million, up 10.4% compared with the figure of May 2013.

The Emergence of E-commerce Channels

The emergence and growth of e-commerce channels have been driven by improvements in the accessibility and functionality of the internet, which means Chinese consumers can research and purchase products and services online more conveniently than before. The continued increase in migration from traditional retail to e-commerce is further accelerated by improving fulfillment and logistics networks, as well as the increased availability of online payment options.

With internet penetrating the service industry and traditional industries, a significant structural adjustment is occurring in e-commerce, and another boom encouraged by new models is about to occur. Among these new models, the compound growth rate of O2O represented by service industry will fluctuate between 20% and 50%, while the compound growth rate of reverse O2O, which is represented by traditional industries, will surpass 600%. This development growth will favorably impact the upgrading of the whole business ecosystem of China.

IT solutions technologies have become increasingly important for retailers as they seek to achieve a unique market position. A third party solution provider like myStore, amongst its many capabilities, is able to optimize inventory management and integrate consumer information and customer management, along with order fulfillment.

Brand premium – that is, the ability to consistently deliver what the consumers expect for a higher price – is set to become the defining factor for profitability. Knowing the needs of potential customers is tantamount to success. A powerful database of consumer information that provides insights to continuously improve the consumer experience, alongside an ability to effectively manage personalized customer relationships, will be of significant business value. On a vastly different track to the traditional retail industry, myStore, an information-exchange platform, enables suppliers to efficiently analyze sales and consumer behavior so as to enhance engagements with potentially interested customers.

●	M-Commerce in China

Mobile commerce (m-commerce), specifically, e-commerce conducted by users on mobile devices such as smart phones and tablet PCs, is a fast growing segment in the e-commerce market.

According to the iResearch report, the comprehensive coverage of 3G networks and an accelerating penetration of large screen smart phones and tablets have provided users with a better overall mobile shopping experience, and users are gradually forming consumer habits when shopping on mobile devices. On the other hand, traditional e-commerce companies are able to provide users with more detailed, optimized products and services, which in turn improves the mobile shopping experience and helps to enlarge the user base, promoting the rapid growth of mobile shopping.

According to 2014 China Online Shopping Report released by iResearch, China’s online shopping market GMV amounted to RMB1.84 trillion in 2013, increasing 39.4%. Although the growth rate was lower than 2012, it is still quite significant. In 2013, GMV of online shopping market comprised 7.9% of the total retail sales of consumer goods, increasing 1.6%.

iResearch data shows China mobile shopping GMV amounted to RMB169.6 billion in 2013, increasing 168.6%, a rate much higher than that of the whole online shopping market and PC online buying. Mobile shopping also reached a 9.2% penetration ratio for the whole online shopping market, 4.4% higher than 2012.

Strong merchandising capabilities: Consistently attracting consumers through the selection of carefully selected merchandise offered on flash sales websites engenders customer loyalty and enhances the effectiveness of marketing.

For more information regarding our industry and trends see Item 5(D) - Trend Information in this report. For more information regarding our revenues by category of activities for the years ended December 31, 2011, 2012 and 2013 see Item 5(A) - Operating Results in this report.

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

Growth Strategy

eFuture’s plan is to harness myStore to forge a new path for the future. Our new strategy will blend together multiple forces to create a truly omni-channel model that redefines the consumer experience, and will hope to play an important role in accelerating the inevitable transition to mobile internet.

Our Products and Services

eFuture provides a one-stop, end-to-end integrated portfolio of software and services for the front-end supply chain from factory to consumer. eFuture operates three business lines: software solutions, myStore and omni-channel cloud service.

●
Software Solutions represents eFuture’s traditional software business. Our Software solutions’ mission is to digitize every value chain and each decision made by the customers. The key to realizing this lies in the software professional service including delivery services, recurring maintenance services and the construction of a reliable support service system. This proven model is a fundamental pillar for successful software companies.

●
myStore is a shopping social platform connecting global consumers. Our goal is to digitize every consumer, and we have already launched myStore, a shopping social platform that connects global consumers, retailers and brands, to advance this goal.

●
Omni-channel Cloud Services includes myStore-driven omni-channel solutions, digital labor cloud services and digital social media marketing services. We are committed to creating a complete consumer experience by utilizing an omni-channel model, and in the process helping retailers and brands gain significant competitive advantages in today’s mobile internet age.

For more information regarding our revenues by category of activities for the years ended December 31, 2011, 2012 and 2013 please see Item 5(A) - Operating Results in this report.

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

Collaborative Solutions – are used to meet client needs for services such as visual SCM and visual process management systems. Depending on the type of customer and their specific needs, our clients use a variety of Collaborative Solutions.

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

Maintenance and Support Service – is provided following the installation of our software solutions, as clients will typically require ongoing maintenance support and software upgrades to ensure the efficient operation of their system. These services are designed to assist our customers with integration issues and to answer any questions that may arise.

Following a one-year regular maintenance program, an element of our initial software installation, our customers may choose to purchase three types of continued annual maintenance services. Under our Regular Service, we generally provide remote support over the telephone or internet during regular business hours. For our customers who elect to purchase our Advanced Service at a higher cost, we will provide these services at the customer’s location and on a real-time basis, if appropriate. We can also provide a Customized Service when some customers require a dedicated service executive and customized service plan with additional cost. Each level of maintenance offers customers a variety of options to meet their particular needs.

While on-site with our customers, it is common for us to identify problems and issues that we believe the customer should address in tandem with the use of our software. Items that we may discuss with our customers include increasing the size of data storage or the configuration of hardware. We report these identified items by giving written recommendations for actions the customer should consider. The objective is to report our general suggestions and not provide the detailed evaluation that would typically be performed under our consulting arrangements. If our customer deems additional services to be necessary, we will then enter into a separate consulting agreement with the customer. These maintenance services are unrelated to the development and installation of program upgrades that we develop from time to time.

Delivery Service – is provided to customers to assist in planning and executing their projects throughout the management process. We typically provide the following services at different stages of a project, as illustrated below:

Consulting Service – is provided by our consulting services group which consists of business consultants, systems analysts and technical personnel with extensive retail, manufacturing, and wholesale industry experience. The consulting services group assists our customers in all phases of systems implementation that exceed the limited services we provide under our maintenance arrangements, including systems planning and design, a customer-specific configuration of application modules, and on-site implementation or conversion from existing systems. We also offer a variety of post-implementation consulting services designed to maximize our customers’ return on software investment, which include enhanced utilization reviews and business process optimization.

Outsourcing Service – is flexible by design to meet our clients’ changing requirements. eFuture’s outsourcing services can manage all or parts of our clients’ non-core business processes or technology operations, from selective outsourcing to full-scope system and network outsourcing and data center management. eFuture’s teams manage and operate the client’s internal business processes. Leveraging technology with our industry and process expertise, we provide design, development, implementation, operation, and continuous improvement for both IT and business functions. Our call center, based in Wuhan and also referred to as our help desk department, provides a single point of contact to receive and manage all customers’ requests (problem notification, information request, service request) across the entire range of services provided.

myStore

By leveraging eFuture’s successful market experience and advanced technology developed for the retail industry, management extended its vision to develop myStore in 2011. myStore is a global consumer social shopping network that connects and engages global consumers, aiming to target “SoLoMoMe” shoppers. Social – share shopping experiences, interests and recommendations. Local – shop at nearby stores (locally-based service). Mobile – shop anytime, anywhere. Me – specialized just for me. myStore is relatable but personal, built with the significant addressable market for SoLoMoMe in mind.

myStore is targeted at the digital marketing communication budget of brands and retailers. According to the online advertising data released by iResearch, revenues of China online advertising market amounted to RMB110 billion in 2013, up 46.0% versus 2012. In 2015 the market is expected to yield nearly RMB200 billion, and total market size is expected to reach RMB500 billion.

myStore is designed with the objective of connecting global consumers to offline stores, online stores, social stores and mobile stores to create an omni-shopping platform for global consumers. This strategy is also integrated into a social marketing hub that starts with a brand-driven customer engagement and migrates to a consumer eccentric engagement model. myStore functions under a one-to-one customer engagement paradigm, where the user has its own private stores, and determines the brands, products, shopping lists and their own peers. myStore is also the comprehensive business solution for retailers, offering technology that offers direct access to customers data on consumption behavior, purchasing pattern/habits and reaction/reception to marketing campaigns, and represents a key competitive advantage for retailers. Retail IT technology provides data analytics that directs marketing strategies, optimizes deployment of resources targeted to consumers’ needs, and integrates with the supply chain.

Omni-channel Cloud Services

Omni-channel cloud services include myStore-driven omni-channel solutions, digital labor cloud services and digital social media marketing services. Omni-channel solutions, powered by myStore, are unified solutions including logistics management system designed to increase the performance of their supply chain, along with the construction of an e-commerce and mobile internet application service. We are committed to creating a complete consumer experience by making use of an omni-channel model, and in the process of helping retailers and brands gain significant competitive advantages in today’s mobile internet age.

Sales and Marketing

To date, we have provided our products and services to businesses located throughout China via our extensive nationwide network:

●	Headquartered in Beijing
●	R&D centers in Beijing, Guangzhou and Wuhan
●	Regional service centers in Beijing, Shanghai, Guangzhou, Wuhan, Qingdao, Xi’an, Fuzhou, Hangzhou, Nanjing, Chongqing and Shenzhen

2013 was a transformative year for eFuture as we sought to capitalize on the significant offline to mobile ("O2M") growth opportunities resulting from the wave of consumer-led changes in China’s retail industry.

The strong market reception from the rollout of our first omni-channel store in China was an important milestone for eFuture. Through myStore-driven omni-channel solutions, we are in the forefront of helping retailers in China level the playing field with e-commerce players by accelerating the transfer of offline consumers to social-mobile consumers. Even though myStore is still at the very early stage of reception (August 2013 was the official launch), the performance has well exceeded our expectations. Leading retailers such as Rainbow & Yonghui have agreed to roll out our m-commerce and omni-channel solutions, while Yansha Youyi Shopping City, Chengde Kuan Guang Supermarket and others have joined myStore’s open platform. The broad reception of our exhibition that showcased our omni-channel myStore experience store at the 15th China Retail Industry Convention further underscores our success in securing the participation of over 20 retailers.

myStore has demonstrated its growing importance as a key growth driver for eFuture through our in-house developed m-commerce and omni-channel solutions. In order to accelerate traffic growth, we have made substantial investments that are designed to bolster our efforts in R&D, sales and marketing and branding initiatives, and while this has affected our short term profitability it remains crucial to our long term prospects. We are excited about our potential in 2014 as we continue to lead ground-breaking changes in the retail industry by helping our clients provide a truly personalized shopping experience for each consumer with myStore.

Our customers continue to demonstrate a high degree of loyalty to eFuture, which attests to the value of our products and services. Contracts from new clients in 2013 increased 24% from the prior year, and the number of clients also increased from 902 as of December 31, 2012 to 1,024 by December 31, 2013. Eleven of these are new key clients, including multinational companies, nationwide and regional key clients, which have resulted in steadily increasing our sales pipeline to approximately RMB50 million as of end 2013. The backlog remained solid, with a total of RMB176 million by the end of the fourth quarter, and service fee income accounted for 76%, while software income represented approximately 22% of total backlog.

We experienced some meaningful gains with customers and markets that were relatively new for us, including shopping malls and small specialty stores in tier three and four cities. Sales from small specialty stores increased 74% from 2012, while sales from shopping malls also increased 14% from 2012. These gains were derived from an expanded addressable market, made possible by our broader product range, technologies and capabilities such as with our myStore led omni-channel solutions.

myStore has become one of the key growth drivers for eFuture, bringing incremental revenue opportunities and synergies to service offerings as we look to deepen the wallet share of our clients. By helping clients expand from O2M via myStore as a shopping social platform, we expect to generate substantial incremental revenue for our CRM, SCM, ERP and store operation solutions. This is because clients have to upgrade their systems to support mobile internet, sales related process, new pricing for online products, mobile specific promotions as well as store operations to facilitate the sales process between sales representatives and their important customers.

With this new impetus to business growth, we have increased our marketing efforts by participating in various important conferences and exhibitions, including the renowned 15th China Retail Industry Convention held by the China Chain Store and Franchise Association, which showcased the omni-channel and myStore experience store. It was very well received and newly added users increased from approximately 300 to 500 to 12,000 to 15,000 per day since the event. The growth reached 140,000 at the end of December 31, 2013 and over 500,000 as of March 13, 2014. Accordingly, we have added approximately 4,000 additional users every day.

We closed the year on a high note and laid solid foundations as we entered into 2014 with a set of strategic priorities:

On business, our goal is to leverage myStore by generating cross-selling opportunities for our products, including CRM, SCM, ERP and store operation-related solutions.

On target segments, we will focus on corporations which generate an annual revenue of RMB5 billion, including new clients, and upselling to existing clients in tier 2/3 cities.

On operations, our goal is to align and optimize our human resources to enhance efficiency and increase productivity. Earlier this year we started to streamline our middle management structure from 7 to 4 reporting lines, namely in R&D, sales, project implementation and operations.

On marketing, we will focus on revamping eFuture’s brand from a traditional software solution provider to a market leader that drives the underlying shift in China’s retail industry. myStore, our shopping social network platform, is well positioned to capture the increased adoption of mobile internet in China as the market shifts from offline to mobile. Our Chairman, Adam Yan, has recently published a book “The Third Retail Revolution” and is a frequent speaker in conferences and industry events in China, US and Japan.

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

●	In 2009, through our collaboration with IBM, we launched China’s first SaaS solution for the retail distribution industry. We successfully completed the deployment of the solution at select Beijing Wangfujing Department Store Group (“Wangfujing Group”) stores in Beijing. Wangfujing Group is one of the largest retail groups in Beijing.
●	In 2009, we entered into a strategic relationship with JDA Software focused on collaborative growth. We believe this alliance will fuel delivery of our combined solution, which is designed to help retail and consumer goods companies in China optimize their operations and improve profitability.

As of the date of this annual report, we have been granted the following awards:

●	In 2010, IBM awarded us with the title of Excellent Application Solution Provider in Asia Pacific Region.
●	At the IBM 2011 China Partner Conference, we received the "IBM 2010 Market Leadership Achievement" award.
●	In 2011, integrated IT service provider Digital China named eFuture “Best Solution Partner in the Distribution Industry”.
●	In 2011, we were also recognized as “Best logistics service provider in the business services sector” at an event convened by the Chinese General Chamber of Commerce and the China Business Herald.
●	In 2012, we received “Best Corporation” award from CCFA.
●	In 2012, China Computer Industry Association awarded us with the title of Gold Software Model Enterprise in Retail Industry.
●	In 2013, China Electronic Information Industry Development Institute awarded us with the title of Gold software and one of the most influential enterprises in China’s retail industry.

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

We encounter competitive products from a variety of vendors. We believe that while our markets are still subject to intense competition, the number of significant competitors for business in China is relatively limited. We believe our principal competitive advantages are:

●	A leading position in China’s retail and consumer goods software and services market
●	Strong brand recognition among international and local clients
●	Strategic partnerships with leading global technology companies
●	A one-stop, end-to-end integrated portfolio of products and services

Research & Development

In the fiscal year 2013, our research & development efforts focused on the following areas:

MyStore

myStore’s product family includes myStore and the myStore Assistant.

myStore is a consumer-centric shopping application.

Consumers can use myStore to check new product arrivals and find promotional offers from their favorite brands in nearby department stores or supermarkets. Consumers can also add these stores to their myStore page and apply for e-membership cards and check bonus points at any time through myStore, without worrying about carrying or misplacing a physical membership card. In addition to this, the coupon function allows consumers to easily collate promotional offers from department stores and supermarkets through myStore. Consumers can also create their own personalized, private stores based on their own preferences.

myStore assistant is a retail assistant background application

Store assistants can publish their latest discounts and promotional items through the app, make their own tags, and give consumers easy access to news about new products and promotions. Currently, the store assistant app also enables one-to-one marketing by directly sending accurate and tailored promotional information to target consumers.

Congou

Congou development platform, which consists of a set of open-source software frameworks and rapid application development tools, is designed to increase the efficiency of development and improve software quality based on browser/server architecture from JAVA technology applications.

Congou development platform provides a uniform data access layer (DAL), enterprise service bus (ESB), business process management (BPM) engine, security control, message queues, task scheduling and other supports. It allows programmers to focus on the business data object, without having to be concerned about specific instances of the database type, deployment, caching strategy and specific technologies such as database connection pools. At the same time, it also allows the implementation personnel to use the visual graphical tools to compile and adjust the service flow and workflow.

For the year 2014, we will focus on two areas that resonate with our strategic focus on supporting the transfer from offline consumers to mobile consumers, ensuring that upgrades will support O2M and migration to the cloud on R&D.
-           We will expand our solution and products portfolio to support myStore as a shopping social network service provider. We will enhance the sales transaction process and increase sales and promotional activities over the mobile internet platform.
-           We will also integrate all our channels to optimize synergy and create a greater efficiency for business data analytics.

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

Regulations

Regulation of Software Products

On March 1, 2009, the Ministry of Information Industry issued the Administrative Measures on Software Products (the “Software Measures”) to strengthen the regulation of software products and to encourage the development of the Chinese software industry. The Software Measures provide a registration and filing system with respect to software products made in or imported into China. The software products may be registered with the Ministry of Information Industry’s provincial branch, which may entitle a company to enjoy the relevant encouragement policies in the Industrial Policies. Software products can be registered for five years, and the registration is renewable upon expiration.

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

Trademark – The Chinese Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013, protects registered trademarks. The Trademark Office under the Chinese State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. China has a “first-to-register” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark must not prejudice the existing right of others obtained by priority, nor may any person register in advance a trademark that has already been used by another person and has already gained a “sufficient degree of reputation” through that person’s use. We have registered a number of our product names with the Trademark Office.

China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001.

Although there are differences in intellectual property rights between the United States and China, the most significant difference to our Company is the inexperience of China in connection with the development and protection of intellectual property rights. Similar to the United States, China has chosen to protect software under copyright law rather than trade secret, patent or contract law. As such, we will attempt to protect our most significant asset (software) pursuant to Chinese laws. Unlike the United States, which has lengthy case law related to the interpretation and applicability of intellectual property law, China is currently in the process of developing such interpretations.

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

Corporate Laws and Industry Catalogue Relating to Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994, as amended in 1999, 2004 and 2005, respectively. The Company Law is applicable to our PRC subsidiaries and affiliated PRC entities unless the PRC laws on foreign investment have stipulated otherwise.

The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign-owned enterprises, such as our PRC subsidiary, eFuture Beijing, is regulated by the Wholly Foreign-owned Enterprise Law of the PRC effective in 1986, as amended in 2000, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC effective in 1990, as amended in 2001 and 2014.

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalogue divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

Establishment of wholly foreign-owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. For example, sales and distribution of audio and video products are among the restricted categories and only contractual joint ventures in which Chinese partners holding majority interests can engage in the distribution of audio and video products in China. In addition, restricted category projects are also subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. We are in compliance with the foreign investment regulations through contractual arrangement with our VIEs. For any risk related to the contractual arrangement, please refer to the relevant risk factors under “Item 3 - Key Information-Risk Factors”.

Regulations Relating to Online Transactions

In May 2010, the State Administration for Industry and Commerce issued the Interim Measures for the Trading of Commodities and Services through the Internet effective in July 2010, which requires internet service providers that operate internet trading platforms to register and verify online shop owners’ identities along with their business credentials, establish mechanisms to ensure safe online transactions, protect online shoppers’ rights, and prevent the sale of counterfeit goods. We are subject to this rule as a result of our operation of the myStore Application. We are in compliance with the Online Transaction Regulations.

Regulations Relating to Privacy Protection

As an internet content provider, we are subject to regulations relating to protection of privacy. Under the Internet Measures, internet content providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet content providers that violate the prohibition may face criminal charges or administrative sanctions by PRC security authorities. In addition, relevant authorities may suspend their services, revoke their licenses or temporarily suspend or close down their websites. Furthermore, under the Administration of Internet Bulletin Board Services issued by the Ministry of Information Industry in November 2000, internet content providers that provide electronic bulletin board services must keep users’ personal information confidential and are prohibited from disclosing such personal information to any third party without the consent of the users, unless otherwise required by law. The regulation further authorizes relevant telecommunication authorities to order internet content providers to rectify any unauthorized disclosure. Internet content providers could be subject to legal liabilities if unauthorized disclosure causes damages or losses to internet users. However, the PRC government retains the power and authority to order internet content providers to provide the personal information of internet users if the users post any prohibited content or engage in illegal activities through the internet. We believe that we are currently in compliance with these regulations in all material aspects.

Seasonality

Like many other Chinese companies operating in China, our businesses tends to be slower in the quarter that includes the month of March and tends to be stronger in the quarter that includes December due to the Chinese New Year and the budgeting practice that is on calendar basis adopted by government agencies and most Chinese private enterprises.

C.   Organizational structure

The following is a list of our subsidiaries and consolidated affiliated entities established, all of which were organized in China:

Date entity joined
Name	the Company	Relationship

eFuture (Beijing) Royalstone Information Technology Inc.	November 2000	Wholly-owned subsidiary

eFuture (Hainan) Royalstone Information Technology Inc.	December 2012	Wholly-owned subsidiary

Beijing Changshengtiandi Ecommerce Co., Ltd.	January 2011	Consolidated affiliated entity

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

Office	Address	Rental Term	Space
Beijing	8/F Topnew Tower 15 Guanghua Road Chaoyang District Beijing, PRC	Expires April 25, 2015	1,496.77 sq. meters

Shanghai	Floor 19E, F, G, H Shentong Information Plaza 55 West Huaihai Road Xu Hui District, Shanghai, PRC	Expires March 19, 2015	602.14 sq. meters

Nanjing	Room 2410, No. 3 Building Jiaye International City 158 Lushan Road, Jianye District Nanjing, Jiangsu Province, PRC	Expires December 31, 2016	327.57 sq. meters

Shijiazhuang	R2108, Floor 21 Changan Plaza 289 East Road of Zhongshan Street Shijiazhuang, Hebei Province, PRC	Expires December 31, 2014	647.68 sq. meters

Guangzhou	Rear Building Huicheng Plaza 130 Zhongshan Street Guangzhou, Guangdong Province, PRC	Expires March 31, 2014	1,760 sq. meters

Wuhan	Floor 36 and 40 No. 7 Zhongnan Road, Wuchang District Wuhan, Hubei Province, PRC	Expires May 19, 2015	2293.73 sq. meters

Qingdao	Floor 6 C, Block A No. 11 Building Qingdao Software Park No. 288 Ningxia Road, Shinan District Qingdao, Shandong Province, PRC	Expires June 30, 2014	107.98 sq. meters

Xi’an	Room 1235, Floor 12, Unit 1 Yu Long International No. 183 Dong’er Road Xi’an, Shanxi Province, PRC	Expires April 5, 2014	139.17 sq. meters

Fuzhou	Room 06, Floor9 Rongcheng Commercial & Trade Center No.129 Wuyi North Road, Gulou District Fuzhou, Fujian Province, PRC	Expires May 31, 2014	100.84 sq. meters

Hangzhou	Floor 20 Zhongdu Department Store Plaza, 87 Qingchun Road Xiacheng District, Hangzhou, Zhejiang Province, PRC	Expires March 24, 2017	170 sq. meters

Shenzhen	Room G, H & L, Floor 8, International Trade Business Building, Nanhu Road, Luohu District, Shenzhen	Expires June 30, 2014	492.43 sq. meters

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

Summary of 2013 Operations

2013 was a transformative year for eFuture as we sought to capitalize on the significant offline to mobile ("O2M") growth opportunities resulting from the wave of consumer-led changes in China’s retail industry.

The strong market reception from the rollout of our first omni-channel store in China was an important milestone for eFuture. Through myStore-driven omni-channel solutions, we are in the forefront of helping retailers in China level the playing field with e-commerce players by accelerating the transfer of offline consumers to social-mobile consumers. Even though myStore is still at the very early stage of reception (August 2013 was the official launch), the performance has well exceeded our expectations. Leading retailers such as Rainbow & Yonghui have agreed to roll out our m-commerce and omni-channel solutions, while Yansha Youyi Shopping City, Chengde Kuan Guang Supermarket and others have joined myStore’s open platform. The broad reception of our exhibition that showcased our omni-channel myStore experience store at the 15th China Retail Industry Convention further underscores our success in securing the participation of over 20 retailers.

myStore has demonstrated its growing importance as a key growth driver for eFuture through our in-house developed m-commerce and omni-channel solutions. In order to accelerate traffic growth, we have made substantial investments that are designed to bolster our efforts in R&D, sales and marketing and branding initiatives, and while this has affected our short term profitability it remains crucial to our long term prospects. We are excited about our potential in 2014 as we continue to lead ground-breaking changes in the retail industry by helping our clients provide a truly personalized shopping experience for each consumer with myStore.

Our customers continue to demonstrate a high degree of loyalty to eFuture, which attests to the value of our products and services. Contracts from new clients in 2013 increased 24% from the prior year, and the number of clients also increased from 902 as of December 31, 2012 to 1,024 by December 31, 2013. Eleven of these are new key clients, including multinational companies, nationwide and regional key clients, which have resulted in steadily increasing our sales pipeline to approximately RMB50 million as of end 2013. The backlog remained solid, with a total of RMB176 million by the end of the fourth quarter, and service fee income accounted for 76%, while software represented income approximately 22% of total backlog.

We experienced some meaningful gains with customers and markets that were relatively new for us, including shopping malls and small specialty stores in tier three and four cities. Sales from small specialty stores increased 74% from 2012, while sales from shopping malls also increased 14% from 2012. These gains were derived from an expanded addressable market, made possible by our broader product range, technologies and capabilities such as with our myStore led omni-channel solutions.

myStore has become one of the key growth drivers for eFuture, bringing incremental revenue opportunities and synergies to service offerings as we look to deepen the wallet share of our clients. By helping clients expand from O2M via myStore as a shopping social platform, we expect to generate substantial incremental revenue for our CRM, SCM, ERP and store operation solutions. This is because clients have to upgrade their systems to support mobile internet, sales related process, new pricing for online products, mobile specific promotions as well as store operations to facilitate the sales process between sales representatives and their important customers.

With this new impetus to business growth, we have increased our marketing efforts by participating in various big conferences and exhibitions, including the renowned 15th China Retail Industry Convention held by the China Chain Store and Franchise Association, which showcased the omni-channel and myStore experience store. It was very well received and newly added users increased from approximately 300 to 500 to 12,000 to 15,000 per day since the event. The growth reached 140,000 at the end of December 31, 2013 and over 500,000 as of March 13, 2014. Accordingly, we have added approximately 4,000 additional users every day.

We closed the year on a high note and laid solid foundations as we entered into 2014 with a set of strategic priorities:

On business, our goal is to leverage myStore by generating cross-selling opportunities for our products, including CRM, SCM, ERP and store operation-related solutions.

On target segments, we will focus on corporations which generate an annual revenue of RMB5 billion, including new clients, and upselling to existing clients in tier 2/3 cities.

On operations, our goal is to align and optimize our human resources to enhance efficiency and increase productivity. Earlier this year we started to streamline our middle management structure from 7 to 4 reporting lines, namely in R&D, sales, project implementation and operations.

On marketing, we will focus on revamping eFuture’s brand from a traditional software solution provider to a market leader that drives the underlying shift in China’s retail industry. myStore, our shopping social network platform, is well positioned to capture the increased adoption of mobile internet in China as the market shifts from offline to mobile. Our Chairman, Adam Yan, has recently published a book “The Third Retail Revolution” and is a frequent speaker in conferences and industry events in China, US and Japan.

Results of Operations

The following table presents the results of our operations for the years indicated. Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

				U.S. Dollars
				For the
	Chinese Yuan (Renminbi)			Year Ended
	For the Years Ended December 31,			December 31,
	2011	2012	2013	2013
Revenues
Software revenue	¥52,599,132	¥79,535,451	¥67,872,447	$11,211,730
Hardware revenue	38,838,235	28,460,810	28,155,097	4,650,891
Service fee revenue	83,011,113	90,358,608	101,905,255	16,833,548
Total Revenues	174,448,480	198,354,869	197,932,799	32,696,169

Cost of revenues
Cost of software revenue	(12,658,868)	(26,651,708)	(11,989,808)	(1,980,575)
Cost of hardware revenue	(32,412,956)	(23,862,880)	(23,188,160)	(3,830,411)
Cost of service fee revenue	(57,885,408)	(62,409,787)	(79,532,929)	(13,137,904)
Amortization of acquired customer relationships and softwares	(7,838,965)	(4,157,333)	(286,000)	(47,244)
Amortization of software costs	(3,319,857)	(2,767,041)	(3,367,180)	(556,219)
Impairment loss of intangible assets	(4,135,194)	-	-	-
Total Cost of Revenues	(118,251,248)	(119,848,749)	(118,364,077)	(19,552,353)

Gross Profit	56,197,232	78,506,120	79,568,722	13,143,816

Operating Expenses
Research and development expenses	(4,666,122)	(3,737,959)	(7,247,250)	(1,197,160)
General and administrative expenses	(46,231,355)	(32,799,689)	(33,794,971)	(5,582,532)
Selling and distribution expenses	(24,845,248)	(40,448,601)	(46,366,677)	(7,659,229)
Total Operating Expenses	(75,742,725)	(76,986,249)	(87,408,898)	(14,438,921)

Profit (Loss) from operations	(19,545,493)	1,519,871	(7,840,176)	(1,295,105)

Other income (expenses)
Interest income	534,203	497,457	332,299	54,891
Interest expenses	(550,338)	-	-	-
Interest expenses - amortization of discount on convertible notes payable	(6,431,872)	-	-	-
Interest expenses - amortization of deferred loan costs	(474,399)	-	-	-
Loss on investments	(240,000)	-	-	-
Gains on derivative liabilities	347,565	3,168	-	-
Other income (expenses)	873,697	(2,027,354)	449,787	74,300
Foreign currency exchange loss	(36,864)	(5,328)	(106,124)	(17,530)
Loss from continuing operations before income tax	(25,523,501)	(12,186)	(7,164,214)	(1,183,444)
Less: Income tax expenses (benefit)	(571,857)	4,497,430	287,296	47,458
Loss from continuing operations	(24,951,644)	(4,509,616)	(7,451,510)	(1,230,902)
Less: Net loss attributable to the non-controlling interest	(511,423)	-	-	-
Net loss from continuing operations attributable to eFuture Information Technology Inc.	(24,440,221)	(4,509,616)	(7,451,510)	(1,230,902)
Discontinued operations
Gain from discontinued operations (including gain on disposal of ¥6,701,170, nil and nil, respectively)	5,609,352	-	-	-
Less: Income tax expenses	-	-	-	-
Gain from discontinued operations	5,609,352	-	-	-
Net loss	¥(18,830,869)	¥(4,509,616)	¥(7,451,510)	$(1,230,902)
Earnings (Loss) per ordinary share
Basic	¥(4.56)	¥(1.07)	¥(1.76)	$(0.29)
- Continuing operations	(5.92)	(1.07)	(1.76)	(0.29)
- Discontinued operations	1.36	-	-	-
Diluted	¥(4.56)	¥(1.07)	¥(1.76)	$(0.29)
- Continuing operations	(5.92)	(1.07)	(1.76)	(0.29)
- Discontinued operations	1.36	-	-	-
Basic Weighted-average Shares Outstanding	4,130,221	4,213,318	4,224,676	4,224,676
Fully-Diluted Weighted-average Shares Outstanding	4,130,221	4,213,318	4,224,676	4,224,676

The following table sets forth certain selected financial information expressed as a percentage of total revenues for the periods indicated and cost of revenues and product development expenses expressed as a percentage of the related revenues. In addition, the table sets forth a comparison of selected financial information, expressed as a percentage change in 2011, 2012 and 2013.

RMB
	FY 2011	Percentage of FY 2011 Revenues	FY 2012	Percentage of FY 2012 Revenues	FY 2013	Percentage of FY 2013 Revenues	Change FY 2011 v FY 2012	% Change	Change FY 2012 v FY 2013	% Change
Revenues
Software sales	52,599,132	30.2%	79,535,451	40.1%	67,872,447	34.3%	26,936,319	51.2%	(11,663,004)	-14.7%
Hardware sales	38,838,235	22.3%	28,460,810	14.3%	28,155,097	14.2%	(10,377,425)	-26.7%	(305,713)	-1.1%
Service fee income	83,011,113	47.5%	90,358,608	45.6%	101,905,255	51.5%	7,347,495	8.9%	11,546,647	12.8%
Total Revenues	174,448,480	100.0%	198,354,869	100.0%	197,932,799	100.0%	23,906,389	13.7%	(422,070)	-0.2%

Cost of Revenues
Cost of software	(12,658,868)	-7.3%	(26,651,708)	-13.4%	(11,989,808)	-6.1%	(13,992,840)	110.5%	14,661,900	-55.0%
Cost of hardware	(32,412,956)	-18.6%	(23,862,880)	-12.0%	(23,188,160)	-11.7%	8,550,076	-26.4%	674,720	-2.8%
Cost of service fee income	(57,885,408)	-33.1%	(62,409,787)	-31.5%	(79,532,929)	-40.2%	(4,524,379)	7.8%	(17,123,142)	27.4%
Amortization of acquired customer relationships and softwares	(7,838,965)	-4.5%	(4,157,333)	-2.1%	(286,000)	-0.1%	3,681,632	-47.0%	3,871,333	-93.1%
Amortization of software costs	(3,319,857)	-1.9%	(2,767,041)	-1.4%	(3,367,180)	-1.7%	552,816	-16.7%	(600,139)	21.7%
Impairment loss of intangible assets	(4,135,194)	-2.4%	-	0.0%	-	0.0%	4,135,194	-100.0%	-	0.0%
Total Cost of Revenues	(118,251,248)	-67.8%	(119,848,749)	-60.4%	(118,364,077)	-59.8%	(1,597,501)	1.4%	1,484,672	-1.2%

Gross Profit	56,197,232	32.2%	78,506,120	39.6%	79,568,722	40.2%	22,308,888	39.7%	1,062,602	1.4%

Operating Expenses
Research and development	(4,666,122)	-2.7%	(3,737,959)	-1.9%	(7,247,250)	-3.7%	928,163	-19.9%	(3,509,291)	93.9%
General and administrative	(46,231,355)	-26.5%	(32,799,689)	-16.5%	(33,794,971)	-17.1%	13,431,666	-29.1%	(995,282)	3.0%
Selling and distribution expenses	(24,845,248)	-14.2%	(40,448,601)	-20.4%	(46,366,677)	-23.4%	(15,603,353)	62.8%	(5,918,076)	14.6%
Total Operating Expenses	(75,742,725)	-43.4%	(76,986,249)	-38.8%	(87,408,898)	-44.2%	(1,243,524)	1.6%	(10,422,649)	13.5%

Profit (Loss) from operations	(19,545,493)	-11.2%	1,519,871	0.8%	(7,840,176)	-4.0%	21,065,364	-107.8%	(9,360,047)	-615.8%

Comparison of Years Ended December 31, 2013 and 2012

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

Total revenue. Total revenue is comprised of software sales, hardware sales and service fee revenue. Total revenue decreased slightly from RMB198.4 million in 2012 to RMB197.9 million (US$32.7 million) in 2013. Since the established work processes during the fourth quarter of 2011, we internally have optimized workflow efficiencies between regional delivery teams and company-level technical support teams. However, in 2013, the development of emerging online business had a significant impact on traditional retail industry. Our customers were on their ways to reformation to deal with the changes on business environment. It had a negative effect on our growth.

Software sales. Our software sales decreased 14.7% from RMB79.5 million in 2012 to RMB67.9 million (US$11.2 million) in 2013, which was primarily attributable to the postponement of the new stores opening schedules of our clients as a result of macroeconomic uncertainties. In line with the decline of China’s domestic economic development, which can be inferred by the lower GDP growth rate in recent years, our existing customers and the retail industry as a whole was in the process of consolidation in 2013, as opposed to expansion. In addition, the significant increase in online business has resulted in our clients also postponing new stores openings, thereby decreasing our software licenses sales.

Hardware sales. Our hardware sales decreased slightly from RMB28.5 million in 2012 to RMB28.2 million (US$4.7 million) in 2013. In recent years, we decided to de-emphasize hardware sales in an increasingly competitive hardware sales market. As a relatively young company, we do not believe that it is strategically beneficial to leverage a low margin, high volume sales sector. Consequently, while we will continue to sell computer hardware in connection with our software sales, we do not expect to emphasize hardware sales as part of our marketing and sales strategies. Accordingly, this has resulted in the relatively stable hardware sales in 2013.

Service fee income. Service fee income increased 12.8% from RMB90.4 million in 2012 to RMB101.9 million (US$16.8 million) in 2013, which was primarily attributable to 122 new clients and additional revenue of RMB9.5 million (US$1.6 million) from existing clients which increased the customization and enhancement of their IT systems in 2013. As mentioned above, the clients tended to reform and upgrade their IT systems to keep pace with the changing business environment. They were more focused on maintenance or customization services for existing systems than they were on the expansion and the opening of new stores. Service fee income revenues represented 45.6% and 51.5% of our total revenues in 2012 and 2013, respectively.

Cost of Revenues

Cost of software sales. Cost of software sales consists of labor costs, materials, overhead expenses and other expenses associated with the development of our software. Cost of software sales decreased 55.0% from RMB26.7 million in 2012 to RMB12.0 million (US$2.0 million) in 2013.

As a percentage of software sales, cost of software sales was 33.5% in 2012 and 17.7% in 2013. The significant decrease was primarily attributable to more standardized software license products being sold in 2013 as compared to 2012, which resulted in lower labor cost thereby increasing profit margins.

Cost of hardware sales. Cost of hardware sales consists primarily of payments for third party hardware products that are utilized in connection with our software products. Cost of hardware sales decreased by 2.8% from RMB23.9 million in 2012 to RMB23.2 million (US$3.8 million) in 2013, which was primarily attributable to decreased hardware sales.

As a percentage of hardware sales, cost of hardware sales was 83.8% in 2012 and 82.4% in 2013. The decrease was primarily attributable to our intentional selection of hardware projects with higher margins in 2013. Our comprehensive knowledge in the logistics industry has helped facilitate this initiative.

Cost of service fee income. Cost of service fee income includes labor costs, business taxes and costs related to technical support services. Cost of services fee income increased 27.4% from RMB62.4 million in 2012 to RMB79.5 million (US$13.1 million) in 2013, which was primarily attributable to the increase in service fee income. However, the increase of cost of service fee income grew faster than the increase of service fee income.

As a percentage of service fee income, cost of service fee income was 69.1% in 2012 and 78.0% in 2013. The increase was primarily attributable to more complicated customization services for existing systems were resulted in higher labor costs resulting from wage inflation in 2013.

Amortization of acquired customer relationships and softwares. The amortization of acquired software technology in 2012 and 2013 resulted from amortization of software technology acquired in a variety of acquisitions. The amortization of acquired technology expense decreased 93.1% from RMB4.2 million in 2012 to RMB0.3 million (US$47,244) in 2013, which was primarily attributable to the complete amortization of most of our acquired technology in 2013.

Amortization of software costs. Intangible assets include the cost of computer software we acquired and developed. These costs are amortized over the useful lives of the software. Costs primarily consist of salary and employee benefits for those involved in the development of the software. Amortization expense increased 21.7% from RMB2.8 million in 2012 to RMB3.4 million (US$0.6 million) in 2013, which was primarily attributable to the fact that more capitalized R&D projects reached the point of usable in recent years.

Operating Expenses

Research and development expenses. Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our R&D centre, consultants and an allocation of our facilities overhead and depreciation expenses. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Total research and development expenditure was RMB3.7 million and RMB7.2 million (US$1.2 million) for the years ended December 31, 2012 and 2013, respectively. The increase was primarily attributable to certain previously capitalized R&D projects which were found to be unable to generate sufficient future cashflow for the company. The capitalized R&D cost was reverted as an expense item in 2013.

General and administrative expenses. General and administrative expenses consist primarily of costs from our finance, human resources and administration departments, third party legal and other professional services fees and an allocation of our facilities costs and depreciation expenses. General and administrative expenses increased 3.0% from RMB32.8 million in 2012 to RMB33.8 million (US$5.6 million) in 2013, which was attributable to higher compensation costs from RMB9.9 million in 2012 to RMB10.7 million (US$1.8 million) in 2013 due to increased headcount from 71 to 84. General and administrative expenses were 16.5% and 17.1% of total revenues in 2012 and in 2013, respectively.

Selling and distribution expenses. Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing departments, sales bonuses, costs of our marketing programs, public relations, advertising, trade shows, sales bonuses, and an allocation of our facilities overhead. Selling and distribution expenses increased 14.6% from RMB40.4 million in 2012 to RMB46.4 million (US$7.7 million) in 2013. The increase was primarily due to increased headcount from 85 to 102, resulting in the increase of labor cost of RMB3.6 million. In addition, we invested in marketing events for the promotion of myStore-led omni channel solutions of RMB2.2 million in 2013. Selling and distribution expenses were 20.4% of total revenues in 2012 and 23.4% of total revenues in 2013.

Other Expenses

Interest Income. Interest income represents the interest accrued as a result of bank deposits. Our interest income decreased 33.2% from RMB497,457 in 2012 to RMB332,299 in 2013, which primarily contributed to the decrease of cash and cash equivalents in 2013.

Gain on Derivatives. On March 13, 2007, the Company raised $10 million through the issuance of senior convertible notes. Upon conversion into shares, or at every reporting period, the fair value of changes in the carrying amount is treated as a gain or loss in the current period operations.

We recognized gains on derivatives of RMB3,168 in 2012. After the repurchase occurred in 2012, no gains were recognized in 2013.

Other income (expenses). In 2012, we accrued the obligations under the Settlement Agreement with Microsoft Corporation, which was an extraordinary expense. In 2013, other income represented for the sponsor fee income from customer meetings and marketing activities.

Income tax expenses. Our income tax expenses decreased from RMB4.5 million in 2012 to RMB0.3 million in 2013, which was primarily attributable to the decrease of taxable income from RMB25.4 million in 2012 to RMB6.1 million (US$1.0 million) in 2013 and the decrease of non-deductible expenses from RMB18.7 million in 2012 to RMB2.6 million (US$0.4 million) in 2013.

Comparison of Years Ended December 31, 2012 and 2011

Revenue

Total revenue. Total revenue is comprised of software sales, hardware sales and service fee revenue. Total revenue increased 13.7% from RMB174.4 million in 2011 to RMB198.4 million in 2012. Benefit from the upgrade of our delivery team in 2011, our workflow efficiencies between regional delivery teams and company-level technical support teams helped support the increase in revenue in 2012. In addition, the expansion of our business into tier 2 and tier 3 cities in China and the mid- to small-scale customers in recent years had a positive effect on our business. Most of the backlog as of the end of 2011 had been realized to revenue in 2012. From the customers’ aspect, the completion of the process of consolidation in our existing customers and the retail industry as a whole resulted in the reboot of their new store opening in 2012. In addition, 2012 revenues benefited from the increased demand from existing customers for customization, maintenance and consulting services.

Software sales. Our software sales increased 51.2% from RMB52.6 million in 2011 to RMB79.5 million in 2012. Due to the decline of China’s domestic economic development in 2011, our existing customers and the retail industry as a whole started to consolidate in 2011. At the same time, the new store openings of our clients were delayed. In 2012, in line with the completion of the process of consolidation, new store openings of our clients occurred and the demands for the purchase of our software licenses increased accordingly. Most of the increase in the software sales was from shopping malls, grocery stores and supermarket clients.

Hardware sales. Our hardware sales decreased 26.7% from RMB38.8 million in 2011 to RMB28.5 million in 2012 in line with the decreased one-stop solution services business for distribution, retail and logistics businesses focused on the supply chain front market for manufacturers, retailers, distributors and third party logistics in 2012.

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

Service fee income. Service fee income increased 8.9% from RMB83.0 million in 2011 to RMB90.4 million in 2012, which was primarily attributable to the strong growth from customization, maintenance and consulting services in line with our business expansion and market penetration which has occurred in recent years. In particular, because of the benefit from the upgrade of delivery team in 2011, our delivery efficiency improved and the quantity of contracts completed increased in 2012, which resulted in the increase of implementation service income of 37.8% in 2012. Service fee income revenues represented 47.5% and 45.6% of our total revenues in 2011 and 2012, respectively.

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

Cost of software sales. Cost of software sales consists of labor costs, materials, overhead expenses and other expenses associated with the development of our software. Cost of software sales increased 110.5% from RMB12.7 million in 2011 to RMB26.7 million in 2012.

As a percentage of software sales, cost of software sales was 24.1% for 2011 and 33.5% for 2012. The significant increase was primarily attributable to the customization of certain software license projects in the logistic industry which largely increased labor costs, and accordingly, the negative gross profit margin of approximately 300%. We have reviewed other potential loss contracts and accrued RMB2.6 million for the future expected losses as of December 31, 2012.

Cost of hardware sales. Cost of hardware sales consisted primarily of payments for third party hardware products that are utilized in connection with our software products. Cost of hardware sales decreased by 26.4% from RMB32.4 million in 2011 to RMB23.9 million in 2012, which was primarily attributable to the decrease in hardware sales.

As a percentage of hardware sales, cost of hardware sales was 83.5% in 2011 and 83.8% in 2012, which, as a percentage, remained stable in 2011 and 2012. Gross margins were 16.5% and 16.2% in 2011 and 2012, respectively.

Cost of service fee income. Cost of service fee income includes labor costs, business taxes and costs related to technical support service. Cost of service fee income increased 7.8% from RMB57.9 million in 2011 to RMB62.4 million in 2012, which was primarily attributable to the increase in service fee income. However this was less than the increase of service fee income.

As a percentage of service fee income, cost of service fee income was 69.7% in 2011 and 69.1% in 2012, respectively. The 2012 decrease was primarily attributable to the continuous improvement in delivery efficiency resulted from the upgrade of delivery team in 2011.

Amortization of acquired customer relationships and softwares. The amortization of acquired software technology in 2011 and 2012 resulted from amortization of software technology acquired in a variety of acquisitions. The amortization of acquired technology expense decreased 47.0% from RMB7.8 million in 2011 to RMB4.2 million in 2012, which was primarily attributable to the complete amortization of parts of our acquired technology in 2012.

Amortization of software costs. Intangible assets include the cost of computer software we acquired and developed. These costs are amortized over the useful lives of the software. Costs primarily consist of salary and employee benefits for those involved in the development of the software. Amortization expense decreased 16.7% from RMB3.3 million in 2011 to RMB2.8 million in 2012.

The decreases are due in part to the intangible assets capitalized in previous years in the amount of RMB2.8 million, which had been fully-amortized at the end of 2011. In addition, the full impairment charge of RMB4.5 million for part of the intangible assets which could not generate sufficient future cashflow also resulted in the decrease of amortization of software.

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

Operating Expenses

Research and development expenses. Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our R&D centre, consultants, and an allocation of our facilities and depreciation expenses. We believe that our success significantly depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses decreased 19.9% from RMB4.7 million in 2011 to RMB3.7 million in 2012, which was primarily attributable to the fact that most research projects had completed the research phase and entered into development phase, and therefore, capitalized in 2012. Research and development expenses represented 2.7% of total revenue for 2011 and 1.9% of total revenue for 2012.

General and administrative expenses. General and administrative expenses consist primarily of costs from our finance, human resources and administration departments, third party legal and other professional services fees and an allocation of our facilities costs and depreciation expenses. General and administrative expenses decreased 29.1% from RMB46.2 million in 2011 to RMB32.8 million in 2012. Firstly, it was attributable to the cost control in administrative related expenses, which resulted in the decrease of listed company related expenditure of RMB0.8 million, and the decrease of travel expenses and office expenditure of RMB3.9 million. Secondly, we reassessed the function of each of our China offices. The purpose of some of the offices changed from administration to sales or serving our projects. Accordingly, part of the rental expenses was reclassified to selling and distribution expenses and cost of revenues. Thus, rental expenses for executive offices decreased RMB5.9 million. In addition, due to the completion of the vesting period in 2012 for some stock options granted in prior year, the share-based compensation cost decreased of RMB1.2 million. General and administrative expenses were 26.5% of total revenues in 2011 and 16.5% of the total revenues in 2012.

Selling and distribution expenses. Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing departments, sales bonuses, costs of our marketing programs, public relations, advertising, trade shows, collateral sales bonuses, and a cost allocation related to our facilities. Selling and distribution expenses increased 62.8% from RMB24.8 million in 2011 to RMB40.4 million in 2012, which was primarily due to increased salary and bonus of RMB9.9 million in line with the increase of revenue in 2012, increased sales commissions for newly-signed contracts in 2012 of RMB 3.4 million, increased travel related expenses for sales personnel of RMB2.0 million, and an increase of business development expenditures in relation to seed businesses. We anticipate that sales and marketing expenses will increase to support the planned expansion of our sales and marketing organization, as well as the business development of new businesses. Selling and distribution expenses were 14.2% of total revenues in 2011 and 20.4% of total revenues in 2012.

Other Expenses

Interest Income. Interest income represents the interest accrued as a result of bank deposits. Our interest income decreased 6.9% from RMB534,203 in 2011 to RMB497,457 in 2012, which primarily contributed to the decrease of average cash and cash equivalents balance throughout 2012.

Interest Expense. Interest expense represents the interest on our outstanding senior convertible notes. As a result of our repurchase of the senior convertible notes by the end of 2011, the interest expense was eliminated in 2012.

Interest expenses - amortization of discount on convertible notes payable, Interest expenses - amortization of deferred loan costs. In the fourth quarter of 2011, we bought back the outstanding senior convertible notes, and all the unamortized discount on senior convertible notes and deferred loan costs were charged in the consolidated financial statements. The amortization of discount on senior convertible notes payable and amortization of deferred loan costs were RMB6.4 million and RMB474,399 for the year ended December 31, 2011, respectively. After the repurchase, no such interest expenses were incurred for the year ended December 31, 2012.

Gain on Derivative. On March 13, 2007, the Company raised $10 million through the issuance of senior convertible notes. On conversion into shares or at every reporting period, the fair value of changes on the carrying amount is treated as a gain or loss in the current period operations.

Our gain on derivatives decreased from RMB347,565 in 2011 to RMB3,168 in 2012, which mainly contributed to the lower volatility of our share price throughout 2012.

Other income (expenses). The increase of other expenses was mainly contributed to the accruals of the obligations under the Settlement Agreement with Microsoft Corporation.

Income tax expenses (benefit). It turned from income tax benefit of RMB0.6 million in 2011 to income tax expenses of RMB4.5 million in 2012, which was primarily attributable to the increased taxable income in eFuture Beijing in 2012. We also recognized the deferred tax assets of RMB7.9 million as of December 31, 2012 as we believed that there would be sufficient taxable income in eFuture Beijing to realize the deferred tax assets in the future.

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

For software sales, the Company recognizes revenues in accordance with ASC 985-605, Software Revenue Recognition. We recognize revenue from perpetual (one-time charge) licensed software at the inception of the license term. We recognize revenue from term (monthly license charge) arrangements on a subscription basis over the term of the license. We include revenues from maintenance for the first year and initial training in the purchase price of the software. We provide initial training at the time of installation and recognize such income as part of the price of the software since it is minimal in value. We include maintenance revenue in the income statement under services and recognize it over the term of the agreement. We allocate revenues applicable to multiple-element fee arrangements among elements such as professional services and post-contact service using vendor-specific objective evidence of fair value. Such evidence consists primarily of pricing of multiple elements sold as separate elements in the contract. Revenue from professional services is recognized upon the completion of the services. The post-contract service is priced by reference to the standalone maintenance service contract price. The VSOE calculations are updated and reviewed on an annual basis.

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

Allowance for Doubtful Accounts

Trade receivables, net are stated as the amount management expects to collect from outstanding balances. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We maintain an allowance for potentially uncollectible trade receivables based on our assessment of the collectability of trade receivables. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, the customer’s past payment history, its current credit-worthiness and current economic trends. Our provision for doubtful accounts was RMB2.8 million in 2011, RMB2.3 million in 2012 and RMB1.9 million (US$0.3 million) in 2013. As of December 31, 2012 and 2013, the allowance for doubtful accounts was RMB2.8 million and RMB3.7 million (US$0.6 million), respectively.

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

Provisions are made for excess, slow moving and obsolete purchased hardware and software held for resale, as well as for inventories and work in process with carrying values in excess of net realizable value. We use the future selling price less the estimated taxes and future expenditure as the estimates of net realizable value on contract basis. The future expenditure is calculated on a basis of the pay rate of engineers and the estimated working hours.

Share-Based Compensation

We account for share-based compensation in accordance with ASC subtopic 718-10, or ASC 718-10, Compensation-Stock Compensation: Overall. Under the provisions of ASC 718-10, share-based compensation cost is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (BSM) option-pricing model and is recognized as expense over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. Volatility is measured using historical daily price changes of each ordinary shares over the respective expected life of the option. If the volatility increased or decreased 5%, the grant-day fair value would increase or decrease approximately by 6%. Expected option life is the number of years that we estimate, based on the vesting and contractual terms and employee demographics. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change. If any of the assumptions used in the BSM model change significantly, share-based compensation expenses may differ materially in the future from that recorded in the current period.

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

Valuation of Long-Lived Assets

We evaluate long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall. When such events occur, we assess the recoverability of the asset group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We have made impairment loss of intangible assets of RMB4.1 million, nil and nil for the years ended December 31, 2011, 2012 and 2013, respectively. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. However, circumstances could cause us to have to reduce the value of our capitalized software more rapidly than we have in the past if our revenues were to significantly decline. Estimated cash flows from the use of the long-lived assets are highly uncertain and therefore the estimation of the need to impair these assets is reasonably likely to change in the future. Should the economy or acceptance of our software change in the future, it is likely that our estimate of the future cash flows from the use of these assets will change materially. The amount of possible change is discussed above under Property and Equipment and Intangible Assets.

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

We completed our annual impairment test as of December 31, 2013, and the fair value of the reporting unit exceeded its carrying value by 21.6%. We utilized a combination of the income approach and the market approach to estimate the fair value of each reporting unit. We selected this method because we believe that it most appropriately measures the reporting unit. The income approach is based on the projected cash flows, which are discounted to their present value using discount rates that consider the timing and risk of the forecasted cash flows. The market approach is based on the market capitalization of us and a control premium is applied to arrive at the fair value of equity interest. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting unit’s expected long-term operating cash performance, together with its market value. Fair value derived from the income approach is estimated using internally-developed forecasts and assumptions. The discount rate used is the average estimated value a market participant’s cost of capital a debt, derived using the customary market metrics. Other significant assumptions include terminal growth rates, future capital expenditures, and changes in future working capital requirements. We also compare and reconcile our overall fair value to our market capitalization. The discount rate and terminal growth rate used in our impairment test were 23% and 3%, respectively. If the discount rate increased by 100 basis points, the fair value of the reporting unit would decrease by approximately RMB0.4 million which exceeded its carrying value by 20.4%. A decrease of 100 basis points in the terminal growth rate would result in approximately RMB0.6 million of declines in the fair value of the reporting unit which exceeded its carrying value by 30.6%. If the control premium decreased by 100 basis points, the fair value of the reporting unit would decreased by approximately RMB0.4 million, which would exceed its carrying value by 20.4%. Such changes will not result in the failure of step 1 test in annual impairment test. Although there are inherent uncertainties related to the assumptions used and to our application of these assumptions to this analysis, we believe that a combination of the income approach and the market approach provides a reasonable estimate of the fair value of our reporting unit.

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

The carrying amount of cash and cash equivalents, trade receivables, other receivables, other receivables due from previously consolidated entities, refundable value added tax, advances to employees, prepaid expenses, trade payables, taxes payable, other payables, accrued liabilities and advances from customers approximates fair value due to their immediate or short-term nature. The single compound embedded derivative within senior convertible notes we issued was recorded at fair value at the date of issuance, which was measured by using unobservable (Level 3) inputs.

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

The following table sets forth a summary of our cash flows for the years indicated:

	2012	2013
	(In millions of RMB)

Cash and cash equivalents	79.4	62.6
Net cash provided by (used in) operating activities	37.9	(0.6)
Net cash used in investing activities	(14.1)	(16.1)
Net cash used in financing activities	(1.6)	-

The cash and cash equivalents held in China by eFuture Beijing and eFuture Hainan were RMB60.6 million (US$10.0 million) and RMB74.2 million as of December 31, 2013 and 2012, respectively. The cash and cash equivalents held by Changshengtiandi, our VIE, were RMB0.6 million (US$0,1 million) and RMB0.6 million as of December 31, 2013 and 2012, respectively.

Operating activities used cash of RMB0.6 million (US$0.1 million) in 2013 compared to providing cash of RMB37.9 million in 2012. The principal sources of our cash flow from operations are net income adjusted for depreciation, software amortization and share-based compensation expenses for directors and employees. The decrease in cash provided by operating activities was primarily due to an increase in the inventory and work in progress of RMB12.3 million (US$2.0 million), and the decrease in the accrued expenses of RMB13.7 million (US$2.3 million) and in the taxes payable of RMB12.4 million (US$2.1 million).

Working capital decreased from RMB10.6 million as of December 31, 2012 to minus RMB6.5 million (US$1.1 million) as of December 31, 2013, which was mainly attributable to increased labor costs in 2013. We have entered into more contracts with clients regarding our system customization service and, accordingly, cash advances from customers increased. On the other hand, delivery terms of customization service took longer than other projects and involved more manpower in 2013 than in prior years. As a result, expense exceeded cash received from those customers, thereby resulting in a decrease in working capital in 2013.

Investing activities used cash of RMB14.1 million in 2012 and RMB16.1 million (US$2.7 million) in 2013. In 2013, the primary increase in use of cash in investing was attributable to the increase of expenses in the developing myStore product and other R&D projects of RMB3.0 million (US$0.5 million).

Financing activities used cash of RMB1.6 million in 2012, which mainly included the cash paid for ordinary shares repurchases.

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

C.   Research and Development

Our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses were RMB4.7 million, RMB3.7 million and RMB7.2 million (US$1.2 million) in 2011, 2012 and 2013, respectively. The information provided under Item 5.A, “Operating Results” details the Company’s research and development activities.

D.   Trend Information

China Outlook

China’s presence in the global consumer market has grown dramatically in recent years. China is already the biggest vehicle market and the second largest luxury market and is expected to become the world’s largest consumer market within the next ten years. These statistics, combined with our attractive offerings, deep market knowledge and strong sales capabilities give us many reasons to be excited about our future. We are optimistic about the outlook for 2014.

Industry and Market Outlook

In the wake of benefiting from China’s booming retail and consumer goods industries, we believe that our innovative and attractive software and services offerings will facilitate our ongoing growth. Through our sales efforts, we have grown our project pipeline, and with it, our backlog. As of December 31, 2013 our contract backlog amounted to approximately RMB125.6 million (US$20.8 million).

Top Line Growth Drivers

●
As of December 31, 2013, our uncompleted project base was RMB125.6 million (US$20.8 million), including RMB38.6 million (US$6.4 million) of software license income, RMB83.8 million (US$13.8 million) of service fee income and RMB3.2 million (US$0.5 million) of hardware income, of which we expect to recognize approximately 85% in 2014.

●	We anticipate strengthening our software core business while increasing more stable recurring service and consulting service revenues.

●	We anticipate pursuing profitable growth by improving our delivery cost and operating expense structure.

●	We will seek to innovate to further broaden cloud service offerings.

●	We will continue to penetrate China’s tier 2 and tier 3 cities.

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

F.   Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payments Due By Period
	Less than				More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Operating Lease Obligations	¥9,083,487	¥6,364,543	¥2,695,672	¥23,272	¥-
Total	¥9,083,487	¥6,364,543	¥2,695,672	¥23,272	¥-

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of April 30, 2014.

Name	Age	Position
Adam Yan (1)(8)	46	Chairman and Chief Executive Officer
Dehong Yang (1)	51	President
Hongjun Zou (1)	46	Senior Vice President
Gene Xia (1)	53	Senior Vice President
Zengqiang Lan (1)	51	Senior Vice President
Qicheng Yang (1)(11)	48	Senior Technical Advisor
Tony Zhao (1)(11)	49	CEO Assistant
Ping Yu (1)(3)(7)	44	Director
Deliang Tong (1)(8)(10)	49	Director
John Dai (1)(3)(4)(5)(8)	51	Director
Dennis O. Laing (3)(6)(7)	68	Director
Weiquan Ren (1)(4)(5)(7)	51	Director
Ming Zhu (2)(4)(5)(9)	55	Director

(1)	The individual’s business address is c/o eFuture Information Technology Inc., 8/F Topnew Tower, 15 Guanghua Road, Chaoyang District, Beijing 100026, China.
(2)	Mr. Zhu’s business address is c/o RMCC Investments, LLC. 2800 Sugarberry Lane, Midlothian, VA 23113.
(3)	Member of audit committee.
(4)	Member of compensation committee.
(5)	Member of corporate governance committee.
(6)	Mr. Laing’s business address is 3781 Westerre Parkway, Richmond, Virginia 23233.
(7)	Class II director whose term expires in 2016.
(8)	Class III director whose term expires in 2014.
(9)	Class I director whose term expires in 2015.
(10)	Resigned as Class III director on March 18, 2014.
(11)	The position was removed from the senior management in January 2014 to streamline the senior management team.

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

Gene Xia. Mr. Xia has been Senior Vice President and Chief Architect of the product research & development center at eFuture Information Technology Inc., since August 01, 2013. From 1993 to 2013, Mr. Xia served many different positions such as software development engineer, store support operational manager, software architect and IT infrastructure strategy officer etc at Walmart Stores Inc. From 1991 to 1993, he was a software developer at IBM Research Triangle Park in the US.  Early in his career, he served as an engineer at Beijing Institute of auto-testing technology in Beijing. Mr. Xia holds a master’s degree in Computer Science from University of North Carolina and a bachelor’s degree in Electric Engineering from Hubei University. He also studied Computer Engineering at Tsinghua University and Beijing University of Technology at Beijing. Mr. Xia’s experience in software development greatly benefits our research and development as well as myStore business development.

Zengqiang Lan. Mr. Lan now serves as Senior Vice President, in charge of our sales division. He served as General Manager of Key Account in eFuture ever since 2009. Before he joined eFuture, he was Vice President of CITIC 21CN Company Limited (00241.HK) from 2006 to 2009. From 2002 to 2005, he was General Manager of Heibei Business Computer Company, which was acquired by eFuture in 2009. Mr. Lan holds a bachelor’s degree in electronic engineering from Harbin University of Commerce. Mr. Lan’s experience in management and sales is valuable to our business operation and growth.

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

Tony Zhao. Dr. Zhao, serves as CEO Assistant, rejoined eFuture in December 2011 to focus on innovation, including the development of the Company’s cloud services and social commerce business. He previously served as eFuture’s Chief Strategy Officer and Vice President until April 2011 after initially joining eFuture in May 2007. Dr. Zhao served as chief editor of “E-commerce World”, a leading magazine covering B2B and B2C in China, from 2000 to 2007. He has also served as an e-commerce expert to the National Development and Reform Commission and the Ministry of Commerce of the People’s Republic of China. Dr. Zhao holds bachelor’s and master’s degrees in precision optoelectronic engineering and a doctorate degree, all from Chongqing University. Dr. Zhao’s extensive experience, coupled with his technical background, make him ideally placed to develop eFuture’s cloud services business, as well as to provide strategic guidance on how to capitalize on market opportunities and remain at the forefront of the industry.

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

Deliang Tong. Mr. Tong served as Chief Operating Officer of eFuture from July 2008 to September 2010, as well as President of wholly-owned subsidiary, eFuture Beijing. He founded Guangzhou Royalstone System Integration Co. Ltd. In 1992, and served as its Chairman and Chief Executive Officer. Mr. Tong holds a bachelor’s degree in electronics and a master’s degree in software engineering, both from the University of Electronic Science and Technology of China. He served as department manager for Sichuan Xinchao Computing Group from 1989 to 1991, and as general manager for South China for Beijing Stone Group from 1991 to 1992. Mr. Tong’s over 20 years of management experience and his extensive software and services industry background enable him to provide key insights into the development and management of an efficient and effective operational platform.

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

B.   Compensation

For the fiscal year ended December 31, 2013, we paid an aggregate compensation of RMB5.8 million (US$1.0 million) in cash to our executive officers. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We made contributions of RMB25.7 million (US$4.2 million) to statutory staff social benefit for all the employees including our executive officers for the fiscal year ended December 31, 2013.

Executive and Director Compensation

The following table shows the annual compensation paid by us to our executive officers and directors for the year ended December 31, 2013, which includes some bonus for the fiscal year 2012.

Annual Compensation for Year Ended December 31, 2013

			All Other
Name	Salary	Bonus	Compensation
Adam Yan	¥813,965	¥121,883	—
Chairman, Chief Executive Officer and Director
Dehong Yang	¥1,154,540	¥270,767	—
President
Deliang Tong *	¥120,000	¥—	—
Ex-Director	$8,000
Sean Zheng**	¥315,067	¥164,166	—
Chief Financial Officer
Qicheng Yang	¥615,875	¥108,127	—
Ex-Chief Technology Officer
Hongjun Zou	¥634,470	¥149,664	—
Senior Vice President
Gene Xia	¥434,240	¥—	—
Senior Vice President
Zengqiang Lan	¥649,295	¥201,680	—
Senior Vice President
Tony Zhao	¥523,563	¥69,717
Ex-Senior Vice President
Ping Yu	$8,900	—	—
Ex-Chief Financial Officer and Director
Ming Zhu	$8,900	—	—
Director
John Dai	$8,900	—	—
Director
Dennis O. Laing	$10,300	—	—
Director
Weiquan Ren	$8,900	—	—
Director

* Served as a Class I director through March 18, 2014.
** Servced as Chief Financial Officer through June 7, 2013.

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

On Feburary 5, 2013, 10,000 restricted share were granted to the senior management under the 2011 Plan with no cash consideration. Pursuant to the 2011 Plan, such restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

On August 15, 2013, our stockholders approved our 2013 Share Incentive Plan (the “2013 Plan”), which provides for the granting of equity incentives, including stock options and restricted shares to our key employees. We have reserved a total of 387,454 ordinary shares for grant under the 2013 Plan in accordance with its terms. A description of the 2013 Plan is set forth in Proposal 2 of the Notice of Annual Meeting of Shareholders and Proxy Statement for the 2013 Annual General Meeting, filed as Exhibit 99.1 to the Company’s report on Form 6-K filed on November 20, 2013, and is incorporated herein by reference. As of December 31, 2013, no options or restricted shares have been granted or issued.

The 2013 Plan is administered by our Nominee and Compensation Committee. The Nominee and Compensation Committee has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. Our board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

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

(1)	Vesting occurs on the following schedule: (a) 25% on the grant date and (b) 25% on each anniversary of the grant date

As of December 31, 2013, the total compensation cost related to stock options and restricted shares not yet recognized were RMB0.8 million (US$0.1 million) and RMB1.1 million (US$0.2 million), respectively, which are expected to be recognized over a weighted-average period of 1.4 years and 1.4 years, respectively.

Total compensation cost for share-based payment arrangement recognized for the years ended December 31, 2011, 2012 and 2013 were RMB5.3 million, RMB5.8 million and RMB1.5 million (US$0.2 million), respectively.

C.   Board Practices

See information provided in response to Item 6.A. above as to the current directors and the expiration of current director terms.

Board of Directors and Board Committees

Our board of directors presently consists of seven members. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes. Class I directors shall face re-election at our annual general meeting of shareholders in 2015 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2016 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2014 and every three years thereafter.

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

Currently, three committees have been established under the board: the audit committee, the compensation committee and the corporate governance committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. For the fiscal year ended 2013, the audit committee consisted of Mr. Ren, Mr. Dai and Mr. Laing. The audit committee presently consists of Ms. Yu, Mr. Dai and Mr. Laing.

The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all other forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). For the fiscal year ended 2012, the compensation committee consisted of Mr. Dai, Mr. Ren and Mr. Zhu.

The corporate governance committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. For the fiscal year ended 2013, the corporate governance committee consisted of Mr. Zhu, Mr. Ren and Mr. Dai.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There are no family relationships among any of the persons named above, and there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any such person was selected as a director or member of senior management.

D.   Employees

As of December 31, 2013, we had 890 employees, all of whom were based in China. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement. As of December 31, 2013, 2012 and 2011, we had 890, 822 and 869 employees, respectively.

	December 31, 2011	December 31, 2012	December 31, 2013
Total	869	822	890
General & Administrative	75	71	84
Sales & Marketing	97	85	102
Research & Development	105	144	165
Software Development & Services	592	522	539

E.   Share Ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares and options as of the date of this annual report, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 4,430,401 ordinary shares, which includes 3,921,176 ordinary shares currently outstanding and 509,225 options to purchase ordinary shares which have vested or will vest within 60 days. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)

Adam Yan (3)	$544,907	$12.30%
Dehong Yang (4)	45,000	1.02%
Qicheng Yang (5)	55,444	1.25%
Hongjun Zou (6)	179,543	4.05%
Ping Yu (7)	23,500	*
Deliang Tong (8)	119,747	2.70%
John Dai (9)	23,000	*
Dennis O. Laing (10)	18,700	*
Ming Zhu (11)	18,500	*
Directors and executive officers as a group (9 people)(12)	1,028,341	23.21%

* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary share.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying currently exercisable options held by such person.
(3)	Includes 5,000 vested restricted shares, currently exercisable options to purchase 3,875 ordinary shares and 152,604 ordinary shares through eFuture Inc, whose beneficial owner is Adam Yan.
(4)	Includes 35,000 vested restricted shares.
(5)	Includes 14,000 vested restricted shares and currently exercisable options to purchase 4,000 ordinary shares.
(6)	Includes 11,500 vested restricted shares and currently exercisable options to purchase 4,000 ordinary shares.
(7)	Includes 13,500 vested restricted shares and currently exercisable options to purchase 10,000 ordinary shares.
(8)	Includes 6,000 vested restricted shares.
(9)	Includes 23,000 vested restricted shares.
(10)	Includes 18,500 vested restricted shares.
(11)	Includes 18,500 vested restricted shares.
(12)
Includes 145,000 vested restricted shares and currently exercisable options to purchase 21,875 ordinary shares. Mr. Brian Lin and Mr. Dong Cheng resigned on December 31, 2012, and are not included in this table.

 Share Incentive Plan

As of December 31, 2013, we had four share incentive plans in effect. 131,675 shares were reserved under our 2005 Share Incentive Plan, 332,000 shares were reserved under our 2009 Share Incentive Plan, 393,745 shares were reserved under our 2011 Share Incentive Plan and 387,454shares were reserved under our 2013 Share Incentive Plan. The following table displays the number of shares outstanding under each plan that have been granted and the number remaining under each plan as of the date of filing.

	2005 Share Incentive Plan	2009 Share Incentive Plan	2011 Share Incentive Plan	2013 Share Incentive Plan
Shares Granted under Plan (1)	107,325	306,750	369,000	-
Remaining Shares Available under Plan (2)	24,350	25,250	24,745	387,454
Total	131,675	332,000	393,745	387,454

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

Item 7.    Major Shareholders and Related Party Transactions

A.   Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares and options as of the date of this annual report, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 4,430,401 ordinary shares, which includes 3,921,176 ordinary shares currently outstanding and 509,225 restricted shares and options to purchase ordinary shares which have vested or will vest within 60 days. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)

Adam Yan (3)	544,907	12.30%
Zhu-Xu 2006 Charitable Remainder Unitrust	397,175	8.96%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such person.
(3)	Includes 5,000 vested restricted shares, currently exercisable options to purchase 3,875 ordinary shares and 152,604 ordinary shares through eFuture Inc., whose beneficial owner is Adam Yan.

B.   Related Party Transactions

In April 2011, the Company paid a car rental fee of RMB135,000 to Hongjun Zou, the senior Vice President of the Company. For the years ended December 31, 2012 and 2013, RMB67,500 and nil was amortized to the income statement prescribed by the contractual term, respectively.

C.   Interests of Experts and Counsel

Not applicable.

Item 8.     Financial Information

The consolidated financial statements of eFuture Information Technology Inc. are included at the end of this annual report, beginning with page F-1.

Legal and Administrative Proceedings

On October 19, 2011, the plaintiff, Microsoft Corporation, filed four software copyright infringement claims against eFuture Beijing at Wuhan Intermediate People’s Court. On December 4, 2012, the Wuhan Intermediate People’s Court rendered four court judgments against eFuture Beijing. The four court judgments awarded Microsoft monetary damages as well as reimbursement of the legal expenses and reasonable expenses of RMB3,944,898 in total. On March 28, 2013, eFuture Beijing entered into a confidential dispute settlement (the “Settlement Agreement”) with Microsoft Corporation in respect to Microsoft’s claims of product infringement against the Company. The settlement resolved all claims between the parties and the amount of the settlement was lower than the judgment previously awarded to Microsoft Corporation. We do not believe its obligations under the Settlement Agreement will have a material adverse effect on our business, operations or financial results. The Group made provision of such obligations under the Settlement Agreement as of December 31, 2012.

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

Full Financial Years	Low	High

January 1, 2013 – December 31, 2013	$2.55	$4.87
January 1, 2012 – December 31, 2012	$3.06	$5.24
January 1, 2011 – December 31, 2011	$3.18	$6.05
January 1, 2010 – December 31, 2010	$4.35	$7.39
January 1, 2009 – December 31, 2009	$4.71	$13.84

Fiscal Quarters	Low	High

April 1, 2014 – April 25, 2014	$4.74	$5.99
January 1, 2014 – March 31, 2014	$4.44	$6.25
October 1, 2013 – December 31, 2013	$3.52	$4.87
July 1, 2013 – September 30, 2013	$2.55	$4.16
April 1, 2013 – June 30, 2013	$2.56	$3.53
January 1, 2013 – March 31, 2013	$2.91	$4.19
October 1, 2012 – December 31, 2012	$3.15	$4.44
July 1, 2012 – September 30, 2012	$3.29	$4.23
April 1, 2012 – June 30, 2012	$3.06	$5.24
January 1, 2012 – March 31, 2012	$3.87	$4.85

Monthly	Low	High

April 2014 (through April 25, 2014)	$4.74	$5.99
March 2014	$5.47	$6.25
February 2014	$4.73	$5.60
January 2014	$4.44	$5.62
December 2013	$3.95	$4.50
November 2013	$3.54	$4.48

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

Foreign Exchange Risk

Virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Any significant revaluation of RMB against the U.S. dollar may materially affect our revenues, earnings and financial position in U.S. dollars. The RMB appreciated by 4.49% and 2.83% against the U.S. dollar in 2011 and 2013, respectively and the exchange rate between the RMB and the U.S. dollar was relatively stable in 2012. If the Renminbi continuously appreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will be subject to change. See “Risk Factors — Fluctuation of the Renminbi could materially affect our financial condition and results of operations.”

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 5.4%, 2.6% and 3.3% in 2011, 2012 and 2013, respectively. The Chinese government may introduce measures in the future intended to reduce the inflation rate in China.  We cannot assure you that these measures will not have a significant impact on our business.  Any such measures may not be successful or immediately effective in reducing or slowing the increase in China’s inflation rate.  Sustained or increased inflation in China may have an impact on China’s economy and our customers, which may adversely affect our business and financial results.

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

In December 2008, our subsidiary eFuture Beijing was designated as “High and New Technology Enterprises” under the CIT Law, which entitles it to a preferential enterprise income tax rate of 15% from 2008 to 2013. Wangku and Changshengtiandi were subject to a 25% tax rate in 2011, 2012 and 2013, respectively. eFuture Hainan was subject to a 25% tax rate in 2013.

The CIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC CIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2013, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

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

Based upon that evaluation, our management has concluded that as of December 31, 2013, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, management used the framework set forth in the report entitled “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring. Based on that evaluation, management concluded that these controls were effective at December 31, 2013.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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
Chaoyang District
Beijing 100026, People’s Republic of China
Attention: Secretary

Item 16C.    Principal Accountant Fees and Services

Audit Fees

For the years ended December 31, 2012 and 2013, we incurred in the aggregate amounts of RMB1,280,000 and RMB1,250,000 (US$206,485), respectively, for the annual audit of our financial statements, which was billed by Grant Thornton China.

Audit Related Fees

There were no audit related fees incurred for fiscal years 2012 and 2013.

Tax and All Other Fees

We did not pay Grant Thornton China any fees for tax or other services for fiscal years 2012 and 2013, respectively.

Audit CommitteePre-Approval Policies and Procedures

Our Audit Committee has the sole authority to approve all audit engagement fees and terms, and the Audit Committee, or as member of the Audit Committee, must pre-approve any audit and non-audit service provided to the Company by the Company’s independent auditor. Our Audit Committee approved all of the services provided by Grant Thornton China for fiscal year 2012 and 2013, respectively.

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

8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on June 28, 2007)
12.1*	Section 302 Certification of Adam Yan
12.2*	Section 302 Certification of Adam Yan
13.1*	Section 906 Certification of Adam Yan
13.2*	Section 906 Certification of Adam Yan

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 30th day of April, 2014.

EFUTURE INFORMATION TECHNOLOGY INC.

Date: April 30, 2014	By:	/s/ Adam Yan
Adam Yan
Chairman and Chief Executive Officer (Principal Executive Officer)

Date: April 30, 2014		/s/ Adam Yan
Adam Yan
Interim Chief Financial Officer (Principal Financial Officer)

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of

eFuture Information Technology Inc.

We have audited the accompanying consolidated balance sheets of eFuture Information Technology Inc. (a Cayman Islands corporation) and its subsidiaries and variable interest entity (the "Company") as of December 31, 2013 and 2012 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eFuture Information Technology Inc. and its subsidiaries and variable interest entity as of December 31, 2013 and 2012, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON

Beijing, People’s Republic of China
April 30, 2014

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND 2013

		Chinese Yuan (Renminbi)		U.S. Dollars
		December 31,		December 31,
	Note	2012	2013	2013
ASSETS
Current assets
Cash and cash equivalents		¥79,373,365	¥62,620,652	$10,344,195
Trade receivables, net of allowance for doubtful accounts of ¥2,811,934 and ¥3,682,874($608,367), respectively	4	25,182,508	26,436,484	4,366,996
Refundable value added tax		5,000,709	2,047,262	338,184
Advances to employees		1,365,995	1,448,742	239,315
Other receivables due from previously consolidated entities	3	405,000	-	-
Other receivables		2,174,556	2,094,282	345,951
Prepaid expenses		1,134,602	1,237,347	204,394
Inventory and work in process, net of inventory provision of ¥2,467,133 and ¥3,415,570($564,212), respectively	5	19,299,732	19,900,382	3,287,309
Total current assets		133,936,467	115,785,151	19,126,344
Non-current assets
Long-term investments, net of impairment of ¥240,000 and ¥240,000($39,645), respectively	13	-	-	-
Property and equipment, net of accumulated depreciation of ¥7,472,485 and ¥8,134,647($1,343,748), respectively	6	4,357,965	3,498,773	577,956
Intangible assets, net of accumulated amortization of ¥72,771,017 and ¥76,424,196($12,624,378), respectively	7	22,216,204	33,601,807	5,550,623
Goodwill	7	80,625,667	80,625,667	13,318,412
Deferred tax assets	15	7,899,110	8,475,460	1,400,046
Total non-current assets		115,098,946	126,201,707	20,847,037
Total assets		¥249,035,413	¥241,986,858	$39,973,381

LIABILITIES AND EQUITY
Current liabilities
Trade payables		¥17,548,846	¥11,999,261	$1,982,137
Other payables	8	16,920,421	18,381,881	3,036,470
Accrued expenses	9	25,196,276	22,237,200	3,673,324
Taxes payable		16,128,906	15,608,001	2,578,258
Advances from customers		47,519,612	54,070,691	8,931,842
Deferred tax liabilities, current portion	15	42,900	-	-
Total current liabilities		123,356,961	122,297,034	20,202,031

Commitments and contingencies	18

Equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,977,221 shares and 3,921,176 shares issued and outstanding, respectively	10	2,353,068	2,326,182	384,258
Additional paid-in capital	10	231,195,613	231,082,930	38,172,180
Treasury stocks	10	(1,602,451)	-	-
Statutory reserves		5,914,384	7,569,001	1,250,310
Accumulated deficits		(112,182,162)	(121,288,289)	(20,035,398)
Total equity		125,678,452	119,689,824	19,771,350
Total liabilities and equity		¥249,035,413	¥241,986,858	$39,973,381

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

		Chinese Yuan (Renminbi)			U.S. Dollars
					For the
					Year Ended
		For the Years Ended December 31,			December 31,
	Note	2011	2012	2013	2013
Revenues
Software revenue		¥52,599,132	¥79,535,451	¥67,872,447	$11,211,730
Hardware revenue		38,838,235	28,460,810	28,155,097	4,650,891
Service fee revenue		83,011,113	90,358,608	101,905,255	16,833,548
Total Revenues		174,448,480	198,354,869	197,932,799	32,696,169

Cost of revenues
Cost of software revenue		(12,658,868)	(26,651,708)	(11,989,808)	(1,980,575)
Cost of hardware revenue		(32,412,956)	(23,862,880)	(23,188,160)	(3,830,411)
Cost of service fee revenue		(57,885,408)	(62,409,787)	(79,532,929)	(13,137,904)
Amortization of acquired customer relationships and softwares		(7,838,965)	(4,157,333)	(286,000)	(47,244)
Amortization of software costs		(3,319,857)	(2,767,041)	(3,367,180)	(556,219)
Impairment loss of intangible assets	7	(4,135,194)	-	-	-
Total Cost of Revenues		(118,251,248)	(119,848,749)	(118,364,077)	(19,552,353)

Gross Profit		56,197,232	78,506,120	79,568,722	13,143,816

Operating Expenses
Research and development expenses		(4,666,122)	(3,737,959)	(7,247,250)	(1,197,160)
General and administrative expenses		(46,231,355)	(32,799,689)	(33,794,971)	(5,582,532)
Selling and distribution expenses		(24,845,248)	(40,448,601)	(46,366,677)	(7,659,229)
Total Operating Expenses		(75,742,725)	(76,986,249)	(87,408,898)	(14,438,921)

Profit (Loss) from operations		(19,545,493)	1,519,871	(7,840,176)	(1,295,105)

Other income (expenses)
Interest income		534,203	497,457	332,299	54,891
Interest expenses		(550,338)	-	-	-
Interest expenses - amortization of discount on convertible notes payable		(6,431,872)	-	-	-
Interest expenses - amortization of deferred loan costs		(474,399)	-	-	-
Loss on investments		(240,000)	-	-	-
Gains on derivative liabilities	16	347,565	3,168	-	-
Other income (expenses)		873,697	(2,027,354)	449,787	74,300
Foreign currency exchange loss		(36,864)	(5,328)	(106,124)	(17,530)
Loss from continuing operations before income tax		(25,523,501)	(12,186)	(7,164,214)	(1,183,444)
Less: Income tax expense (benefit)	15	(571,857)	4,497,430	287,296	47,458
Loss from continuing operations		(24,951,644)	(4,509,616)	(7,451,510)	(1,230,902)
Less: Net loss attributable to the non-controlling interest	12	(511,423)	-	-	-
Net loss from continuing operations attributable to eFuture Information Technology Inc.		(24,440,221)	(4,509,616)	(7,451,510)	(1,230,902)
Discontinued operations
Gain from discontinued operations (including gain on disposal of ¥6,701,170, nil and nil, respectively)	3	5,609,352	-	-	-
Less: Income tax expenses		-	-	-	-
Gain from discontinued operations		5,609,352	-	-	-
Net loss		¥(18,830,869)	¥(4,509,616)	¥(7,451,510)	$(1,230,902)
Earnings (Loss) per ordinary share	17
Basic		¥(4.56)	¥(1.07)	¥(1.76)	$(0.29)
- Continuing operations		(5.92)	(1.07)	(1.76)	(0.29)
- Discontinued operations		1.36	-	-	-
Diluted		¥(4.56)	¥(1.07)	¥(1.76)	$(0.29)
- Continuing operations		(5.92)	(1.07)	(1.76)	(0.29)
- Discontinued operations		1.36	-	-	-
Basic Weighted-average Shares Outstanding		4,130,221	4,213,318	4,224,676	4,224,676
Fully-Diluted Weighted-average Shares Outstanding		4,130,221	4,213,318	4,224,676	4,224,676

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	Chinese Yuan (Renminbi)
	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stocks	Statutory Reserves	Accumulated Deficits	Non-controlling Interest	Total
Balance as of January 1, 2011	3,599,536	¥2,161,766	¥220,293,916	¥-	¥3,084,020	¥(86,011,313)	¥(3,206,568)	¥136,321,821
Issuance of ordinary shares to certain managements	337,685	171,042	(171,042)	-	-	-	-	-
Issuance of ordinary shares to warrants holders	40,000	20,260	(20,260)	-	-	-	-	-
Compensation expenses for options granted to employees	-	-	3,937,919	-	-	-	-	3,937,919
Compensation expenses for restricted shares awarded to directors and senior managements	-	-	1,370,689	-	-	-	-	1,370,689
Disposal of Wangku	-	-	-	-	-	-	3,717,991	3,717,991
Appropriation to statutory reserves of eFuture Beijing	-	-	-	-	221,507	(221,507)	-	-
Net loss	-	-	-	-	-	(18,830,869)	(511,423)	(19,342,292)
Balance as of December 31, 2011	3,977,221	¥2,353,068	¥225,411,222	¥-	¥3,305,527	¥(105,063,689)	¥-	¥126,006,128
Ordinary shares repurchase	-	-	-	(1,602,451)	-	-	-	(1,602,451)
Compensation expenses for options granted to employees	-	-	2,751,455	-	-	-	-	2,751,455
Compensation expenses for restricted shares awarded to directors and senior managements	-	-	3,032,936	-	-	-	-	3,032,936
Appropriation to statutory reserves of eFuture Beijing	-	-	-	-	2,608,857	(2,608,857)	-	-
Net loss	-	-	-	-	-	(4,509,616)	-	(4,509,616)
Balance as of December 31, 2012	3,977,221	¥2,353,068	¥231,195,613	¥(1,602,451)	¥5,914,384	¥(112,182,162)	¥-	¥125,678,452
Ordinary shares repurchase	(65,045)	(31,070)	(1,571,381)	1,602,451	-	-	-	-
Issuance of vested restricted shares	9,000	4,184	(4,184)	-	-	-	-	-
Compensation expenses for options and restricted shares awarded to employees, directors and senior managements	-	-	1,462,882	-	-	-	-	1,462,882
Appropriation to statutory reserves of eFuture Beijing	-	-	-	-	1,654,617	(1,654,617)	-	-
Net loss	-	-	-	-	-	(7,451,510)	-	(7,451,510)
Balance as of December 31, 2013	3,921,176	¥2,326,182	¥231,082,930	¥-	¥7,569,001	¥(121,288,289)	¥-	¥119,689,824

	U.S. Dollars
	Ordinary Shares
	Shares	Amount	Additional Paid-in Capital	Treasury Stocks	Statutory Reserves	Accumulated Deficits	Non-controlling Interest	Total
Balance as of January 1, 2013	3,977,221	$388,699	$38,190,794	$(264,706)	$976,987	$(18,531,173)	$-	$20,760,601
Ordinary shares repurchase	(65,045)	(5,132)	(259,574)	264,706	-	-	-	-
Issuance of vested restricted shares	9,000	691	(691)	-	-	-	-	-
Compensation expenses for options and restricted shares awarded to employees, directors and senior managements	-	-	241,651	-	-	-	-	241,651
Appropriation to statutory reserves of eFuture Beijing	-	-	-	-	273,323	(273,323)	-	-
Net loss	-	-	-	-	-	(1,230,902)	-	(1,230,902)
Balance as of December 31, 2013	3,921,176	$384,258	$38,172,180	$-	$1,250,310	$(20,035,398)	$-	$19,771,350

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2011	2012	2013	2013
Cash flows from operating activities:
Net loss	¥(18,830,869)	¥(4,509,616)	¥(7,451,510)	$(1,230,902)
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:
Depreciation of property and equipment	1,996,264	1,956,728	1,897,003	313,363
Amortization of intangible assets	11,206,919	6,924,374	3,653,180	603,462
Impairment of intangible assets	4,135,194	-	-	-
Amortization of discount on convertible notes payable	6,431,872	-	-	-
Amortization of deferred loan costs	474,399	-	-	-
Gain on extinguishment of debt	(382,889)	-	-	-
Gains on derivative liabilities	(347,565)	(3,168)	-	-
Investment income	(6,461,170)	-	-	-
Loss on disposal of property and equipment	88,148	6,959	9,008	1,488
Allowance for doubtful accounts	2,832,646	2,290,370	1,874,355	309,621
Provision for loss in inventory and work in process	4,184,469	2,602,925	5,561,134	918,634
Compensation expenses for options and restricted shares awarded to employees, directors and senior managements	5,308,608	5,784,391	1,462,882	241,651
Deferred income taxes	(2,691,481)	(8,892,940)	(619,250)	(102,293)
Foreign exchange gain (loss)	(141,638)	5,329	35,280	5,828
Non-controlling interest	(511,423)	-	-	-
Changes in assets and liabilities:
Trade receivables	(9,051,744)	(7,568,236)	(3,305,936)	(546,102)
Refundable value added tax	(4,295,257)	1,950,214	2,953,447	487,875
Advances to employees	720,142	383,432	(82,747)	(13,669)
Advances to suppliers	1,703,355	57,340	-	-
Other receivables	3,163,605	508,497	662,879	109,500
Prepaid expenses	(794,600)	330,617	(102,745)	(16,972)
Inventory and work in process	(16,554,487)	6,098,833	(6,161,784)	(1,017,854)
Trade payables	6,036,907	5,048,244	(5,549,585)	(916,726)
Other payables	1,533,607	4,395,121	1,461,460	241,416
Accrued expenses	(1,392,446)	10,732,163	(2,959,076)	(488,805)
Taxes payable	(2,345,297)	11,923,172	(520,905)	(86,047)
Advances from customers	7,465,494	(2,134,102)	6,551,079	1,082,161
Net cash provided by (used in) operating activities	¥(6,519,237)	¥37,890,647	¥(631,831)	$(104,371)

Cash flows from investing activities:
Purchases of property and equipment	(1,425,678)	(2,117,218)	(1,052,469)	(173,855)
Payments for intangible assets	(8,220,522)	(11,949,602)	(15,038,783)	(2,484,230)
Cash received from disposal of property and equipment	3,000	240	5,650	933
Disposal of investments	5,895,999	-	-	-
Net cash used in investing activities	¥(3,747,201)	¥(14,066,580)	¥(16,085,602)	$(2,657,152)

See the accompanying notes to consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013 (CONTINUED)

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2011	2012	2013	2013
Cash flows from financing activities:
Cash paid for the redemption of convertible notes	¥(6,329,300)	¥-	¥-	$-
Cash paid for ordinary shares repurchase	-	(1,602,451)	-	-
Net cash used in financing activities	¥(6,329,300)	¥(1,602,451)	¥-	$-
Effect of exchange rate changes on cash and cash equivalents	(14,362)	(5,329)	(35,280)	(5,828)
Net increase (decrease) in cash and cash equivalents	(16,610,100)	22,216,287	(16,752,713)	(2,767,351)
Cash and cash equivalents at beginning of year	73,767,178	57,157,078	79,373,365	13,111,546
Cash and cash equivalents at end of year	¥57,157,078	¥79,373,365	¥62,620,652	$10,344,195

Supplemental cash flow information
Interest paid	¥482,048	¥-	¥-	$-
Income tax paid	¥3,758,088	¥1,571,915	¥3,796,612	$627,156

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

On May 14, 2008, the Company acquired 51% majority equity interests in Beijing Wangku Hutong Information Technology Co., Ltd. (“Wangku”) through certain nominee pursuant to an equity transfer agreement between the certain nominee and the original shareholders. Wangku was treated as variable interest entity (“VIE”) before disposal (see note 13).

On March 13, 2011, the Company disposed all its equity interest in Wangku. For the year ended December 31, 2011, the operating results of Wangku were reported as discontinued operations in the consolidated statements of operations (see note 3).

The Company acquired control over a 100% equity interests in Beijing Changshengtiandi Ecommerce Co., Ltd. (“Changshengtiandi”) through certain nominees on January 18, 2011. Changshengtiandi was treated as a variable interest entity (“VIE”) for the period from January 18, 2011 to December 31, 2011 and for the years ended December 31, 2012 and 2013 (see note 13). The name of Changshengtiandi was changed to “Beijing Weidian Internet Service Co. Ltd.” in March 2014.

On December 20, 2012, the wholly owned subsidiary eFuture (Hainan) Royalstone Information Technology Inc. (“eFuture Hainan”) was incorporated in Hainan Province, PRC by the Company. Since its incorporation, eFuture Hainan has not generated substantial business.

The Company, its subsidiaries and VIEs are collectively referred to as the “Group”.

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

Accounting Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including trade receivables, inventory and work in process, property and equipment, intangible assets and goodwill, and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Convenience Translation
The consolidated financial statements as of and for the year ended December 31, 2013 have been translated into U.S. dollars (“US$” or “$”) solely for the convenience of the reader. Translations of amounts from RMB into US$ have been calculated at the exchange rate of RMB6.0537 per US$1.00, as published on the website of the Federal Reserve Bank of New York as at December 31, 2013. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted, realized or settled into U.S. dollars at that rate on December 31, 2013, or at any other rate.

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

The carrying amount of cash and cash equivalents, trade receivables, other receivables, other receivables due from previously consolidated entities, refundable value added tax, advances to employees, prepaid expenses, trade payables, taxes payable, other payables, accrued liabilities and advances from customers approximates fair value due to their immediate or short-term nature. The single compound embedded derivative within senior convertible notes we issued was recorded at fair value at the date of issuance, which was measured by using unobservable (Level 3) inputs.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash on hand and demand deposits with original maturities of no more than three months. As of December 31, 2013 and 2012, RMB62.6 million (US$10.3 million) and RMB79.4 million of the Group’s cash and cash equivalents were not maintained in US banks or financial institutions, which are not protected by FDIC insurance or other insurance.

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

As of December 31, 2013, no customer individually accounted for more than 10% of total trade receivables.

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

No amortization is recorded for goodwill. The Group first assesses qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test on an annual basis or more frequently if necessary. If the qualitative assessment determines that impairment is probable, then additional steps are taken to determine and quantify potential impairment by estimating the fair value based upon the present value of future cash flows. In estimating the future cash flows, the Group takes into consideration the overall and industry economic conditions and trends, market risk of the Group and historical information.

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

The amount of revenue recognized represents the invoiced value of products sold or services rendered, net of a value-added tax (“VAT”). All of the Group’s software and hardware that are sold in the PRC and the Group’s service that are provided in the PRC after September 2012 are subject to a Chinese VAT at a rate of 17% and 6%, respectively of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by VAT paid by the Group on externally purchased software, hardware and service from suppliers. The VAT amounts paid and available for offset are maintained in current liabilities.

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

Revenues applicable to multiple-element fee arrangements are bifurcated among the elements such as software, hardware and post-contract service using vendor-specific objective evidence of fair value. Such evidence consists of pricing of multiple elements when those same elements are sold as separate products or arrangements. Software maintenance for the first year and initial training are included in the purchase price of the software. Initial training is provided at the time of installation and is recognized as income as part of the price of the software since it is minimal in value. Maintenance is valued based on the fee schedule used by the Group for providing the regular level of maintenance service as sold to customers when renewing their maintenance contracts on a standalone basis.

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

Hardware
Revenue from hardware sales is recognized when the product is shipped to the customer and there are no unfulfilled obligations that affect the customer’s final acceptance of the arrangement. If hardware deliverable is one of the elements in a multiple-elements arrangement, the Group recognizes revenues in accordance with ASC subtopic 605-25 (“ASC 605-25”),  Revenue recognition: Multiple-Element Arrangements. Because generally the hardware is a standalone sale and the software components are not essential to the functionality of hardware, revenue of hardware is carved out from the total consideration based on best estimated selling price which is cost plus a reasonable margin. The software components is within the scope of ASC985-605, which should applied the same method as software deliverables.

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For those contracts containing multiple-delivery elements of software, customization, training and 1 year maintenance service, residual method under ASC 985-605 is adopted. Vendor-specific objective evidence is only established for maintenance service by the renewal contract quoted at certain percentage of original contract price. There was no vendor-specific objective evidence established for other deliverables. If contract only contains a completion date, then upon the date obtained the "Final Acceptance Report" from customer, part of contract amount is recognised as revenue based on the completion method; the remaining part will be recognised evenly over the free maintenance service period.

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

Advertising Costs
Advertising costs are expensed when incurred. Total advertising expense were RMB283,710, RMB43,900 and RMB274,326 (US$45,315) for the years ended December 31, 2011, 2012 and 2013, respectively.

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

The Group adopted the provisions of ASC subtopic 740-10 (“ASC 740-10”), Income Taxes: Overall. ASC 740-10 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group did not incur a cumulative effect adjustment upon adoption of ASC 740-10 nor did the standard have a material impact on the Group’s financial statements for the years ended December 31, 2011, 2012 and 2013.

In general, the PRC tax authorities have up to five years to conduct examinations of the Group’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2008- through 2012 remain open to examination by the respective taxing jurisdictions.

Statutory Reserves
eFuture Beijing and eFuture Hainan, as wholly foreign owned enterprise incorporated in the PRC, are required on an annual basis to make appropriations of net profits, after the recovery of accumulated deficit, to a general reserve fund and a staff bonus and welfare fund. These reserve funds are set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (the “PRC GAAP”). The percentage of the appropriation for general reserve fund is at least 10%, and the percentage of the appropriation for staff bonus and welfare fund is at the discretion of the companies' boards of directors.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Wangku and Changshengtiandi, as domestic enterprises incorporated in the PRC, are required on an annual basis to make an appropriation of net profits, after the recovery of accumulated deficit, to a statutory reserve fund. The statutory reserve fund is set at the percentage of not lower than 10% of the after-tax profit determined in accordance with the PRC GAAP.

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

For the years ended December 31, 2011, 2012 and 2013, RMB221,507, RMB2,608,857 and RMB1,654,617 (US$273,323) was made to statutory reserves of eFuture Beijing, respectively. As of December 31, 2012 and 2013, the balance of the general reserve fund was RMB5,914,384 and RMB7,569,001 (US$1,250,310), respectively.

Dividends
Dividends are recorded when declared. No dividends were declared for the years ended December 31, 2011, 2012 and 2013, respectively.

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

Net Earnings (Loss) per share of Ordinary shares
Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive potential ordinary equivalents shares outstanding during the period. Potential ordinary shares equivalents consist of shares issuable upon the conversion of preferred stock, the exercise of stock options and warrants and restricted shares subject to cancellation.

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

Recently Enacted Accounting Standards
In January 2013, the FASB issued ASU No. 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. ASU 2013-01 clarifies that ordinary trade receivables and receivables are not in the scope of ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. Specifically, ASU 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments in ASU 2013-01 for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative periods presented. The effective date is the same as the effective date of ASU 2011-11. The Company expects the adoption of this guidance will not have a significant effect on its consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force). ASU No. 2013-11 states that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

NOTE 3. Disposition and Discontinued Operations

On March 13, 2011, the Company sold its 51% ownership stake in Wangku to Mr. Wang Haibo, Wangku’s founder and Chief Executive Officer, for cash consideration of RMB6,000,000. The Company will not have any continuing involvement in the operations of Wangku.

After disposal of Wangku, it was no longer related party of the Company.

The financial results of the discontinued operations for the years ended December 31, 2011, 2012 and 2013 were as follows:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2011	2012	2013	2013
Revenues
Service fee revenue	¥1,740,799	¥-	¥-	$-
Total Revenues	1,740,799	-	-	-

Cost of revenues
Cost of service fee revenue	(192,320)	-	-	-
Amortization of acquired technology	(48,097)	-	-	-
Total Cost of Revenues	(240,417)	-	-	-

Gross Profit	1,500,382	-	-	-

Operating Expenses
General and administrative expenses	(1,560,645)	-	-	-
Selling and distribution expenses	(1,025,957)	-	-	-
Total Operating Expenses	(2,586,602)	-	-	-

Loss from operations	(1,086,220)	-	-	-

Other income (expenses)
Interest income	2	-	-	-
Interest expenses	(5,600)	-	-	-
Gain on extinguishment of debt	-	-	-	-
Income on investments	6,701,170	-	-	-
Gain before income tax	5,609,352	-	-	-
Less: Income tax expenses	-	-	-	-
Gain from discontinued operations	¥5,609,352	¥-	¥-	$-

For the year ended December 31, 2012, the Company made a bad debt provision of RMB1,200,000 for other receivables due from previously consolidated entities, as certain circumstance indicated that the collectability of it could not be reasonably assured.

NOTE 4. TRADE RECEIVABLES

The trade receivables amount included in the consolidated balance sheets as of December 31, 2012 and 2013 were as follows:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2012	2013	2013
Trade receivables	¥27,994,442	¥30,119,358	$4,975,363
Less : Allowance for doubtful accounts	(2,811,934)	(3,682,874)	(608,367)
Trade receivables, net	¥25,182,508	¥26,436,484	$4,366,996

The movement of the allowance for doubtful accounts during the years was as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2012	2013	2013
Balance at the beginning of the year	¥3,559,207	¥2,811,934	$464,498
Provision for the year	2,290,370	1,874,355	309,621
Write-offs	(3,037,643)	(1,003,415)	(165,752)
Balance at the end of the year	¥2,811,934	¥3,682,874	$608,367

NOTE 5. INVENTORY AND WORK IN PROCESS

The inventory amounts included in the consolidated balance sheets as of December 31, 2012 and 2013 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2012	2013	2013
Work in process	¥16,303,495	¥22,160,859	$3,660,713
Purchased hardware and software held for resale	5,463,370	1,155,093	190,808
Less: Inventory provision	(2,467,133)	(3,415,570)	(564,212)
Total inventories, net	¥19,299,732	¥19,900,382	$3,287,309

The movement of inventory provision related to loss making contracts during the years was as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2012	2013	2013
Balance at the beginning of the year	¥4,507,846	¥2,467,133	$407,541
Add: Current year additions	2,602,925	5,561,134	918,634
Less: Current year written-off	(4,643,638)	(4,612,697)	(761,963)
Balance at the end of the year	¥2,467,133	¥3,415,570	$564,212

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6. PROPERTY AND EQUIPMENT, NET

Property and equipment included in the consolidated balance sheets as of December 31, 2012 and 2013 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2012	2013	2013
Motor vehicles	¥1,245,883	¥1,245,883	$205,805
Leasehold improvements	2,872,265	2,870,432	474,162
Office equipment	5,850,489	5,498,110	908,223
Communication equipment	61,871	38,000	6,277
Software	1,799,942	1,980,995	327,237
Total	11,830,450	11,633,420	1,921,704
Less: Accumulated depreciation	(7,472,485)	(8,134,647)	(1,343,748)
Property and equipment, net	¥4,357,965	¥3,498,773	$577,956

Depreciation expense was RMB2.0 million, RMB2.0 million and RMB1.9 million (US$0.3 million) for the years ended December 31, 2011, 2012, and 2013, respectively.

NOTE 7. GOODWILL AND INTANGIBLE ASSETS, NET

The carrying amount of goodwill included in the consolidated balance sheets as of December 31, 2012 and 2013 were RMB80,625,667 and RMB80,625,667 (US$13,318,412), respectively. The balance represents the goodwill arising from the Group’s acquisition of Royalstone, Health Field and Proadvancer.

The Group first assessed qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The value of the reporting unit implied by the test was based on management’s assessment of the Group’s business strategy, the related expected future cash flows based on working capital requirements and market capitalization. The Group perform a valuation test (step 1) based on assessments made in the qualitative process. As of December 31, 2013, there were no impairment and no impairment loss on goodwill was recognized.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Intangible assets included in the consolidated balance sheets as of December 31, 2013 and 2012 comprised of:

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationship	4.48 years	¥36,270,003	¥36,270,003	¥-	$-
Software	5 years	6,588,516	6,588,516	-	-
Internally generated software	4 years	66,791,484	33,565,677	33,225,807	5,488,512
Trademark	Indefinite	376,000	-	376,000	62,111
Balance at December 31, 2013		¥110,026,003	¥76,424,196	¥33,601,807	$5,550,623

	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationship	4.48 years	¥36,270,003	¥36,270,003	¥-
Software	5 years	6,588,516	6,298,813	289,703
Internally generated software	4 years	51,752,702	30,202,201	21,550,501
Trademark	Indefinite	376,000	-	376,000
Balance at of December 31, 2012		¥94,987,221	¥72,771,017	¥22,216,204

Amortization expense for the years ended December 31, 2011, 2012 and 2013 was RMB11.2 million, RMB6.9 million and RMB3.7 million (US$0.6 million), respectively. Unamortized capitalized software costs as of December 31, 2012 and 2013 were RMB14.0 million and RMB23.4 million (US$3.9 million), respectively.

The Group determined the fair value of intangible assets based on the expected future cash flows generated by them. The Group recorded an impairment loss of RMB2.06 million for the year ended December 31, 2011 for certain internally generated software which had or were not expected to generate future revenue, or be sellable to a third party, and did not fit the Company’s development strategy going forward. In addition, the Group recorded an impairment loss of RMB2.07 million for the year ended December 31, 2011 for a trade name acquired during the business combination in 2007 which was not expected to generate sufficient future cashflow as the market is inclined to pursue more advanced technical platform than that under this trade name. No impairment loss was recorded for the years ended December 31, 2012 and 2013.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Estimated aggregate amortization related to the existing intangible assets with definite lives for the each of succeeding five years is as follows:

	Chinese Yuan
	(Renminbi)	U.S. Dollars
For the years ending December 31,
2014	¥6,771,683	$1,118,602
2015	9,227,112	1,524,210
2016	7,988,308	1,319,574
2017	6,423,361	1,061,064
2018	2,815,343	465,062
Thereafter	-	-

NOTE 8. OTHER PAYABLES

Other payables included in the consolidated balance as of December 31, 2012 and 2013 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2012	2013	2013
Social welfare accrual	¥9,469,618	¥13,069,295	$2,158,894
Expenses payable to employees	1,682,431	1,458,703	240,961
Payroll taxes payable	3,027,024	2,307,857	381,231
Customer deposit	2,167,296	1,274,676	210,561
Miscellaneous payable	574,052	271,350	44,823
Total other payables	¥16,920,421	¥18,381,881	$3,036,470

NOTE 9. ACCRUED EXPENSES

Accrued expenses included in the consolidated balance sheets as of December 31, 2012 and 2013 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2012	2013	2013
Accrued payroll	¥20,761,715	¥17,958,706	$2,966,567
Accrued rental fee	186,657	100,000	16,519
Accrued audit fee	1,270,000	1,290,000	213,093
Other accruals	2,977,904	2,888,494	477,145
Total accrued expenses	¥25,196,276	¥22,237,200	$3,673,324

As of December 31, 2012, other accruals mainly represented the compensation for Microsoft’s litigation (Note 18). As of December 31, 2013, other accruals mainly represented the unpaid employees reimbursement, air tickets fee and marketing expenses.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 10. STOCKHOLDERS’ EQUITY

Preferred stock
The Company’s Articles of Association allows for the issuance of convertible preferred stock in the amount of 10,000,000 shares at a par value of $0.0756 per share with the rights as described in those articles. Holders of the preferred stock have the same voting rights as holders of ordinary stock. All other material rights are to be determined by special resolution of the Company. No shares of convertible preferred stock have been issued as of December 31, 2012 and 2013.

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

On December 11, 2009, the Company adopted a share incentive plan (the “2009 Plan”), which reserved 332,000 ordinary shares for issuance. Under the 2009 Plan, 84,000 and 69,000 restricted shares are granted to members of the board of directors and senior management, respectively. The Company recorded RMB1,711,356 additional paid-in capital for this award. Restricted shares vested over a three year period with the first 25% vested on the grant day. No restricted shares were issued or registered as of December 31, 2011.

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

In January 2013, the share repurchase was completed, and the Group reversed the treasury stocks and deducted the ordinary shares and additional paid-in capital.

In October 2013, 9,000 vested restricted shares were issued. Accordingly, the issued and outstanding number of ordinary shares increased. The Company deducted the additional paid-in capital and increased the ordinary shares with amount of the par value of the 9,000 shares.

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

On September 17, 2007, the Company adopted the 2005 Option Plan Set Two (the “2005 Plan II”), under which 65,800 stock options were granted to key employees, each with an exercise price of $11.71, a contractual life of 10 years and evenly vested over a five-year period.

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

On Feburary 5, 2013, 10,000 restricted share were granted to the senior management under the 2011 Plan with no cash consideration. Pursuant to the 2011 Plan, such restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

On August 15, 2013, the Company’s stockholders approved the Company’s 2013 Share Incentive Plan (the “2013 Plan”), which provides for the granting of equity incentives, including stock options and restricted shares to the key employees. Under the 2013 Plan, 387,454 ordinary shares were reserved for grant in accordance with its terms. No options or restricted shares were granted as of December 31, 2013 under the 2013 Plan.

The 2013 Plan is administered by the Company’s Nominee and Compensation Committee. The Nominee and Compensation Committee has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. The Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A summary of option activity as of December 31, 2013, and changes during the year then ended is presented below:

	Number	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term (years)
Outstanding as of January 1, 2013	440,075	$8.59
Add: Granted	-	-
Less: Exercised	-	-
Expired	17,675	$7.07
Forfeited	8,875	$4.56
Outstanding as of December 31, 2013	413,525	$8.74	$-	5.03
Exercisable as of December 31, 2013	308,025	$10.17	$-	4.35

For the year ended December 31, 2013, the number and weighted-average grant-date fair value for the Company’s non-vested stock options were as follows:

	Number	Weighted-Average Grant-date Fair Value
Non-vested on January 1, 2013	167,875	$1.92
Add: Granted	-	-
Less: Vested	55,000	$1.92
Forfeited	7,375	$1.92
Non-vested on December 31, 2013	105,500	$1.92

For the year ended December 31, 2013, the number and weighted-average grant-date fair value for the Company’s non-vested restricted shares were as follows:

	Number	Weighted-Average Grant-date Fair Value
Non-vested on January 1, 2013	138,750	$3.58
Add: Granted	10,000	$3.72
Less: Vested	43,750	$3.48
Forfeited	23,750	$4.14
Non-vested on December 31, 2013	81,250	$3.49

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The weighted-average grant-date fair value of restricted shares granted for the year ended December 31, 2013 was US$3.72. The weighted-average grant-date fair value of stock options and restricted shares granted for the year ended December 31, 2012 was US$1.91 and US$3.60, respectively. No stock options or restricted shares were granted in 2011.

The total fair value of stock options vested for the years ended December 31, 2011, 2012 and 2013 were RMB3.74 million, RMB3.97 million and RMB0.64 million (US$0.1 million), respectively.

The total fair value of restricted shares vested for the years ended December 31, 2011, 2012 and 2013 were RMB1.4 million, RMB2.5 million and RMB0.92 million (US$0.2 million), respectively.

Total compensation cost for share-based payment arrangement recognized for the years ended December 31, 2011, 2012 and 2013 were RMB5.3 million, RMB5.8 million and RMB1.5 million (US$0.2 million), respectively.

As of December 31, 2013, the total compensation cost related to stock options and restricted shares not yet recognized were RMB0.8 million (US$0.1 million) and RMB1.1 million (US$0.2 million), respectively, which are expected to be recognized over a weighted-average period of 1.4 years and 1.4 years, respectively.

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

Previously, non-controlling interest’s share of loss is only limited to the capital contribution in the entity and any excess loss is absorbed in the consolidation of majority shareholder. As a result of the adoption of this standard, Wangku was in net deficit positions that the previous non-controlling interest should share its loss with effective from 2009.

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

Under contractual agreements with the Company, employees who are shareholders of the variable interest entities are required to transfer their ownership in these entities to the Company, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of the variable interest entities are assigned to the Company, and the Company has the right to designate all directors and senior management personnel of the variable interest entities. Employees who are shareholders of the variable interest entities have pledged their shares in the variable interest entities as collateral for the loans. As of December 31, 2012 and 2013, the aggregate amount of these loans were both RMB1,500,000.

As of December 31, 2012 and 2013, the Company effectively controlled one variable interest entity, Changshengtiandi, which has been included in the consolidated financial statements.

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

RMB1,200,000 of the excess cost over the fair value of the net assets acquired was allocated to the distributor network, the only identifiable intangible asset, as of the date of the acquisition. The remaining amount of RMB1,195,868 was recorded as goodwill.

Goodwill and the intangible asset are not deductible for tax purposes. The intangible asset, except for goodwill, was being amortized over its estimated useful life as described above from the date of acquisition and was recorded against the equity in earnings.

Prior to purchase accounting adjustments, Wangku generated net loss of RMB14,489,530 for the period from January 1 to May 13, 2008 and the 20% equity ownership accounted for investment loss of RMB2,929,636 by equity method.

On May 14, 2008, the Company gained effective control over an additional 31% of Wangku for RMB6,762,679 in cash. The acquisition of Wangku was accounted for as a step acquisition business combination in fiscal year 2008. The Company allocated the investment basis to the pro rata share of Wangku’s assets and liabilities at each significant acquisition date based on the estimated fair values of such assets and liabilities on such dates, and the excess of the investment basis over the adjusted estimated fair values of such identifiable net assets was allocated to goodwill. For financial reporting purposes, the Company accounted for Wangku using the equity method through May 13, 2008, and as a consolidated subsidiary thereafter.

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

RMB2,263,000 of the excess cost over the fair value of the net assets acquired was allocated to distributor network, the only identifiable intangible asset, as of the date of the acquisition, and the remaining amount of RMB9,070,322 was recorded as goodwill.

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

Changshengtiandi is the Company’s assets-light VIE. The selected financial data of Changshengtiandi for the years ended December 31, 2012 and 2013 and as of years ended December 31, 2012 and 2013 were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2012	2013	2013
Total assets	¥611,618	¥597,574	$98,712
Total liabilities	-	324	54
Revenues	-	-	-
Net loss	238,552	14,368	2,373
Net cash provided by (used in) operating activities	(385,569)	5,761	952
Net cash provided by investing activities	-	-	-
Net cash provided by financing activities	-	-	-

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

For the years ended December 31, 2012 and 2013, no impairment loss was recorded in the consolidated financial statements.

NOTE 14. RELATED PARTY TRANSACTIONS

In April 2011, the Company paid a car rental fee of RMB135,000 to Hongjun Zou, the senior Vice President of the Company. For the years ended December 31, 2012 and 2013, RMB67,500 and nil was amortized to the income statement prescribed by the contractual term, respectively.

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

In December 2008, the Company’s subsidiary eFuture Beijing was designated as “High and New Technology Enterprises” under the CIT Law, which entitles it to a preferential CIT rate of 15% from 2008 to 2013. Wangku and Changshengtiandi were subject to a 25% tax rate in 2011, 2012 and 2013, respectively. eFuture Hainan was subject to a 25% tax rate in 2013.

The CIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. eFuture Information Technology Inc., if considered a PRC resident enterprise for tax purposes, would be subject to the PRC CIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2013, eFuture Information Technology Inc. has not accrued for PRC tax on such basis as it had no substantial business. The Company will continue to monitor its tax status.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Loss before tax for the years ended December 31, 2011, 2012 and 2013 was taxed in the following jurisdictions:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2011	2012	2013	2013
PRC	¥813,814	¥15,240,940	¥(501,808)	$(82,893)
Cayman Islands	(26,337,315)	(15,253,126)	(6,662,406)	(1,100,551)
Loss before income tax	¥(25,523,501)	¥(12,186)	¥(7,164,214)	$(1,183,444)

The income tax expenses (benefit) for the years ended December 31, 2011, 2012 and 2013 were as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2011	2012	2013	2013
Current tax before tax loss carry forwards (set-off)	¥1,957,167	¥13,330,732	¥891,449	$$147,257
Tax loss carry forwards (set-off)	162,457	59,638	15,098	2,494
Current income taxes	2,119,624	13,390,370	906,547	149,751
Deferred income taxes	(2,691,481)	(8,892,940)	(619,251)	(102,293)
Total income tax expenses (benefit)	¥(571,857)	¥4,497,430	¥287,296	$$47,458

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The reconciliation of income tax expenses computed by applying the statutory corporate income tax rate to pre-tax loss to the actual tax benefit is as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2011	2012	2013	2013
Income tax computed at statutory tax rate	¥(6,380,875)	¥(3,046)	¥(1,791,053)	$(295,861)
Difference in tax rate of the Company outside the PRC	6,584,329	3,813,282	1,665,601	275,138
Effect of tax holiday for a subsidiary	(146,364)	(1,547,949)	44,142	7,292
Non-deductible expenses	887,675	2,799,105	396,408	65,482
Tax loss carry forward (set-off)	162,457	59,638	15,098	2,494
Withholding income tax for the dividends paid to Cayman Islands company	1,012,402	-	-	-
Deferred tax benefit	(2,691,481)	(623,600)	(42,900)	(7,087)
Income tax expenses (benefit)	¥(571,857)	¥4,497,430	¥287,296	$47,458

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The components of the deferred tax assets and liabilities were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2012	2013	2013
Deferred Tax Assets:
Net operating loss carry forwards	¥222,095	¥237,193	$39,181
Allowance for doubtful accounts and write offs	2,332,527	2,266,888	374,462
Inventory provision	370,070	512,335	84,632
Accruals and others	4,966,115	5,022,822	829,711
Intangible assets impairment	980,504	980,504	161,968
Valuation allowance	(222,095)	(237,193)	(39,181)
Total deferred tax assets	¥8,649,216	¥8,782,549	$1,450,773

Deferred Tax Liabilities:
Intangible assets	¥(42,900)	¥-	$-
Refundable value added tax	(750,106)	(307,089)	(50,727)
Total deferred tax liabilities	¥(793,006)	¥(307,089)	$(50,727)

Net deferred tax assets	¥7,856,210	¥8,475,460	$1,400,046

The Group recorded a valuation allowance against the 2012 and 2013 operating loss carry forwards of Changshengtiandi and eFuture Hainan as of December 31, 2012 and 2013, respectively, as the Group believes it is more likely than not that such deferred tax assets will not be realized.

The Group has evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. Under the PRC law, net operating loss will expire within 5 years. As of and for the years ended December 31, 2012 and 2013, no unrecognized tax benefits or interest and penalties associated with uncertainty in income taxes have been recognized.

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

The fair value of these derivatives was determined to be RMB87,775,199 and was recorded as a derivative liability at inception. The debt discount amount of RMB77,255,180 is being accreted through charges to the statement of operations using the effective interest method over the period of the note obligations. The gain on derivatives recognized in the consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013 were RMB347,565, RMB3,168 and nil, respectively.

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

NOTE 17. EARNINGS (LOSS) PER SHARE

The following shares were excluded from the calculation of diluted net income (loss) per share as they were anti-dilutive shares as of December 31, 2011, 2012 and 2013, respectively:

	Years ended December 31,
	2011	2012	2013
Stock options and warrants	592,312	440,075	413,525
Total anti-dilutive shares	592,312	440,075	413,525

The following table is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings (loss) per share and the weighted-average ordinary shares outstanding for the years ended December 31, 2011, 2012 and 2013:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the
				Year Ended
				December 31,
	2011	2012	2013	2013
Net loss	¥(18,830,869)	¥(4,509,616)	¥(7,451,510)	$(1,230,902)
Net loss from continuing operations	(24,440,221)	(4,509,616)	(7,451,510)	(1,230,902)
Gain from discontinued operations	5,609,352	-	-	-
Basic weighted-average ordinary shares outstanding	4,130,221	4,213,318	4,239,676	4,239,676
Effect of dilutive securities:
Stock options and warrants	-	-	-	-
Diluted weighted-average ordinary shares outstanding	4,130,221	4,213,318	4,224,676	4,224,676
Basic earnings (loss) per share	¥(4.56)	¥(1.07)	¥(1.76)	$(0.29)
- Continuing operations	(5.92)	(1.07)	(1.76)	(0.29)
- Discontinued operations	1.36	-	-	-
Diluted earnings (loss) per share	¥(4.56)	¥(1.07)	¥(1.76)	$(0.29)
- Continuing operations	(5.92)	(1.07)	(1.76)	(0.29)
- Discontinued operations	1.36	-	-	-

NOTE 18. COMMITMENTS AND CONTINGENCIES

Operating Lease Agreements– Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases twelve office facilities throughout China under non-cancelable operating leases with various expiration dates. The amounts of commitments for non-cancelable operating leases in effect at December 31, 2013, were as follows:

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Chinese Yuan
	(Renminbi)	U.S. Dollars
2014	¥6,364,543	$1,051,348
2015	2,136,412	352,910
2016	559,260	92,383
2017	23,272	3,844
2018	-	-
Total	¥9,083,487	$1,500,485

The Group incurred rental expense of RMB7,899,217, RMB8,782,644 and RMB8,984,026 (US$1,484,055) for the years ended December 31, 2011, 2012 and 2013, respectively. All leases agreements have different lease periods, ranging from 1 year to 4 years.

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

We estimate the fair value of our indemnification obligations as insignificant, based on our historical experience concerning product and patent infringement claims. Accordingly, we have no liabilities recorded for indemnification under these agreements as of December 31, 2012 and 2013.

Litigation – The Group from time to time is involved in disputes and litigation arising out of the normal course of business. On October 19, 2011, the plaintiff, Microsoft Corporation, filed four software copyright infringement claims against eFuture Beijing at Wuhan Intermediate People’s Court. On December 4, 2012, the Wuhan Intermediate People’s Court rendered four court judgments against eFuture Beijing. The four court judgments awarded Microsoft monetary damages as well as reimbursement of the legal expenses and reasonable expenses of RMB3,944,898 in total. On March 28, 2013, eFuture Beijing entered into a confidential dispute settlement (the “Settlement Agreement”) with Microsoft Corporation in respect to Microsoft’s claims of product infringement against the Company. The settlement resolved all claims between the parties and the amount of the settlement was lower than the judgment previously awarded to Microsoft Corporation. The Group made provision of such obligations under the Settlement Agreement as of December 31, 2012. It was paid in 2013.

The Group was not aware of any potential unasserted claims that would have a material effect on the Company’s financial condition or results of operations.

NOTE 19. RECLASSIFICATION OF COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year presentation.

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

8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on June 28, 2007)
12.1*	Section 302 Certification of Adam Yan
12.2*	Section 302 Certification of Adam Yan
13.1*	Section 906 Certification of Adam Yan
13.2*	Section 906 Certification of Adam Yan

*	Filed herewith.