Form 20-F
period 2014-12-31
eFuture Information Technology Inc.
filed 2015-04-24
CIK 1329365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________

For the transition period from __________ to __________

Commission file number: 333-126007

EFUTURE INFORMATION TECHNOLOGY INC.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

eFuture Information Technology Inc.
A1103, A1105, A1106-07, Building A, Chengjian Plaza
No. 18 Beitaipingzhuang Road
Haidian District
Beijing, 100088, People’s Republic of China
86-10-51650988
(Address of principal executive offices)

Troe Wen, Secretary of the Board
Telephone: +(86 10) 5165-0988
Email: wenj@e-future.com.cn
Facsimile: +(86 10) 5293-7688
A1103, A1105, A1106-07, Building A, Chengjian Plaza
No. 18 Beitaipingzhuang Road
Haidian District
Beijing, 100088, People’s Republic of China

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
As of December 31, 2014, there were 3,989,626 ordinary shares of the Registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act). (Check one):

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

PART I

Unless the context requires otherwise, references in this report to “eFuture,” “the Company,” “we,” “us,” and “our” refer to eFuture Information Technology Inc., our wholly-owned subsidiaries, eFuture (Beijing) Royalstone Information Technology Inc. (“eFuture Beijing”), and eFuture (Hainan) Royalstone Information Technology Inc. (“eFuture Hainan”), and an effectively controlled variable interest entity (“VIE”), Beijing Weidian Internet Service Co. Ltd. (“Weidian”, its former name is known as Bejing Changshentiandi Ecommerce Co., Ltd.), acquired on January 18, 2011.

Item 1.                      Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                      Offer Statistics and Expected Timetable

Not applicable.

Item 3.                      Key Information

A.	Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated statements of operations data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

Selected Consolidated Statements of Operations Data

	RMB					US$
	For the Years Ended December 31,					For the Year Ended
	2010	2011	2012	2013	2014	December 31, 2014

Total Revenues	¥151,902,684	¥174,448,480	¥198,354,869	¥197,932,799	¥219,453,707	$35,369,517
Income (Loss) From Operations	(21,732,821)	(19,545,493)	1,519,871	(7,840,176)	10,616,141	1,711,011
Net Income (Loss)	(17,323,421)	(18,830,869)	(4,509,616)	(7,451,510)	7,387,156	1,190,593
Basic Earnings (Loss) Per Share	(4.53)	(4.56)	(1.07)	(1.76)	1.77	0.29
Diluted Earnings (Loss) Per Share	(4.53)	(4.56)	(1.07)	(1.76)	1.71	0.28
Net Income (Loss) from continuing operations	(17,386,892)	(24,440,221)	(4,509,616)	(7,451,510)	7,387,156	1,190,593
Basic Earnings (Loss) Per Share from continuing operations	(4.55)	(5.92)	(1.07)	(1.76)	1.77	0.29
Diluted Earnings (Loss) Per Share from continuing operations	(4.55)	(5.92)	(1.07)	(1.76)	1.71	0.28

Selected Consolidated Balance Sheet Data

	RMB					US$
	As of December 31,					As of December 31,
	2010	2011	2012	2013	2014	2014

Total Assets	¥241,832,155	¥220,395,489	¥249,035,413	¥241,986,858	¥264,086,015	¥42,562,940
Total Current Liabilities	(102,375,657)	(93,973,063)	(123,356,961)	(122,297,034)	(133,654,628)	(21,541,216)
Long-term Liabilities	(3,134,677)	(416,298)	-	-	-	-
Net Assets	136,321,821	126,006,128	125,678,452	119,689,824	130,431,387	21,021,724
Ordinary Shares	2,161,766	2,353,068	2,353,068	2,326,182	2,357,978	380,037
Number of Weighted average Ordinary Shares	3,822,386	4,130,221	4,213,318	4,224,676	4,317,014	4,317,014

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. U.S. dollars information was translated under convenience translation provisions of Regulation S-X, Rule 3-20. The conversion of RMB into U.S. dollars in this annual financial report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual financial report were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect as of December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China (the “PRC”) imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. dollar)
2010	6.6000	6.7696	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1412	6.0537	6.2438
2014
December	6.2046	6.1886	6.1490	6.2256
2015
January	6.2495	6.2181	6.1870	6.2535
February	6.2695	6.2518	6.2399	6.2695
March	6.1990	6.2386	6.1955	6.2741
April (through April 17, 2015)	6.1976	6.2010	6.1930	6.2152

Source: Federal Reserve Statistical Release
___________________
(1)	Annual averages are calculated using the average of month-end rates of the relevant years. Monthly averages are calculated using the average of the daily rates during the relevant periods.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider all of the information in this Annual Report and, in particular, the risks outlined below. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR BUSINESS

We are substantially dependent upon our key personnel, particularly Adam Yan, our Chairman, Weiquan Ren, the Chief Executive Officer, and Ping Yu, the Chief Financial Officer.

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

In 2014, we experienced an increase in service fee revenue. We intend to optimize our revenue mix by focusing on generating more service fee income through a wider range and different levels of service in the future. The growth in the size and complexity of our business has placed and is expected to continue to place a significant strain on our management and operations. Continued growth will require us to recruit and hire a substantial number of new employees, including consulting and product development personnel. In particular, our ability to undertake new projects and increase license revenues is substantially dependent on the availability of our consulting personnel to assist in the licensing and implementation of our software solutions. We will not be able to continue to increase our business at historical rates without adding significant numbers of personnel skilled in software implementation and integration. Although we have not incurred significant difficulty in the hiring and training of skilled employees to date, there can be no assurance that we will effectively locate, retain or train additional personnel in the future. If we do not sufficiently increase our integration and implementation workforce over time, we may be required to forego licensing opportunities. Our ability to compete effectively and to manage future growth, if any, also will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis.

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

Our business has historically experienced the highest level of revenue in the fourth quarter of each year, primarily due to significant year-end capital purchases by customers. This has resulted in 2014, 2013, and 2012 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the future and that our revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year. As we continue to grow, we expect that the seasonality in our business may cause our operating results to fluctuate. Due to the foregoing factors, we believe that quarter to quarter comparisons of our results of operations may not be a good indication of our future performance and should not be overly relied upon. It is likely that our results of operations in some periods may be below the expectations of public market analysts and investors. In this event, the price of our ordinary shares will probably decline, perhaps significantly more in percentage terms than any corresponding decline in our operating results.

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

Our accounting policies require us, among other things, to conduct annual reviews of goodwill, and to test goodwill and amortizable intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In connection with our business acquisitions, we make assumptions regarding estimated future cash flows and other factors to determine the fair value of goodwill and intangible assets. In assessing the related useful lives of amortizable intangible assets, we have to make assumptions regarding their fair value, our recoverability of those assets and our ability to successfully develop and ultimately commercialize acquired technology. If those assumptions change in the future when we conduct our periodic reviews in accordance with applicable accounting standards, we may be required to record impairment charges. We have made impairment loss of intangible assets in 2011. It is possible that future reviews will result in further write-downs of goodwill and other intangible assets.

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

We reached a settlement agreement with Microsoft Corporation (“Microsoft”) for the claim of infringement of Microsoft intellectual property rights in year 2012. Others may initiate claims against us for infringing on their intellectual property rights. We may be subject to costly litigation relating to such infringement claims and we may be required to pay compensatory and punitive damages or license fees if we settle or are found culpable in such litigation. In addition, we may be precluded from offering products that rely on intellectual property that is found to have been infringed by us. We also may be required to cease offering the affected products while a determination as to infringement is considered. These developments could adversely affect our business, financial condition and results of operations.

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

Our cloud service and myStore business involve the storage and transmission of customers' information, sales data and shopping preferences. The protection of our customer data is vitally important to us. While we have implemented measures to prevent security breaches and cyber incidents, our information technology and infrastructure may be vulnerable to attacks by hackers or breaches due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings and disrupt our operations and the services we provide to customers, which could adversely affect our business, financial condition and results of operations and damage our reputation. So far we have not experienced such attacks.

We have generated a significant shareholders’ deficit, and we cannot provide any assurance that our business will be profitable in the future.

Though we achieved profitability from 2004 to 2006 and had a net income of RMB7,387,156 (US$1,190,593) for the year ended December 31, 2014, we had an accumulated deficit of RMB114,906,766 (US$18,519,609) as of December 31, 2014. As of December 31, 2014, our shareholders’ equity was RMB130,431,387 (US$21,021,724). While we have achieved profitability in previous years, there can be no assurance that we will be able to continue our growth or profitability.

myStore relies to a large extent on retailers to provide their services to consumers.

myStore is a mobile social network that connects consumers with retailers. In the early stage of development, we need to work closely with retailers to promote myStore among their members who subscribe for promotions or events. If we are unable to expand the myStore network, it will negatively impact the growth of myStore business. If we are not successful in retaining retailers or brand holders after myStore starts to generate revenues by charging transaction fees to retailers, brand holders, or consumers who purchase merchandise through myStore, our results of operations may be materially and adversely affected.

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

If myStore fails to continue to innovate and provide products and services that attract and retain users, it may not be able to generate sufficient user traffic levels.

In order to attract and retain users and enable users to enjoy a high-quality shopping and social networking experience, myStore must continue to invest significant resources in research and development to enhance the technology, improve our existing products and services and introduce additional high-quality functions and services. If we are unable to anticipate user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users. Our results of operations may also suffer if our innovations do not respond to the needs of our users, are not appropriately timed with market opportunities or are not effectively brought to market. As technology continues to develop, our competitors may be able to offer products and services that are, or that are perceived to be, substantially similar to or better than those provided by us. This may force us to expend significant resources in research and development and strategic investments and acquisitions in order to remain competitive.

RISKS RELATED TO CONDUCTING OUR BUSINESS IN CHINA

A slowdown in the Chinese economy may slow down our growth and profitability.

The Chinese economy has shown signs of slowdown in recent years, which may have a negative effect on our business. The Chinese government’s focus is to forge a more sustainable economic model and move forward with reforms. Slowdown in the Chinese economy will likely impact the financial performance of the retailing, distribution, logistics and manufacturing industries in China. Consequently, under such circumstances, our customers may opt to delay discretionary expenditures like those for our software, which, in turn, could result in a material reduction in our sales.

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

We depend upon contractual arrangements with our VIE for our business and these arrangements may not be as effective in providing operational control over these businesses as direct ownership and may be difficult to enforce.

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

According to the PRC laws, a share pledge agreement is required to be registered with the Administration for Industry and Commerce. We have completed the registration of the share pledge agreements between eFuture Beijing, Weidian, our VIE, and Weidian's shareholders.

If the PRC government finds that the agreements that establish the structure for operating Weidian, our VIE, do not comply with applicable PRC laws and regulations, we could be subject to penalties and other actions.

Because PRC laws and regulations currently restrict any foreign investments in the telecommunication business in China by certain requirements to the registered capital and the ownership proportion of the foreign party, we are dependent on our VIE in which we have no direct ownership interest, to operate the business through various contractual arrangements. These contractual arrangements enable us to (1) have the power to direct the activities that most significantly affect the economic performance of Weidian; (2) receive substantially all of the economic benefits from Weidian in consideration for the services provided by our wholly owned subsidiary in China; and (3) have an exclusive option to purchase all or part of the equity interests in Weidian, when and to the extent permitted by PRC law, or request any existing shareholder of Weidian to transfer all or part of the equity interest in Weidian to another PRC person or entity designated by us at any time, in our discretion.

If eFuture Beijing, Weidian, or the contractual arrangements, are determined to be in violation of any existing or future PRC laws, rules or regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	imposing fines;
•	requiring us, eFuture Beijing or Weidian, to restructure the relevant ownership structure or operations;
•	revoking the ICP license of Weidian.

The imposition of any of these actions would disrupt our ability to conduct business and may adversely affect our financial results.

The draft PRC Foreign Investment Law if enacted as proposed may adversely impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as a foreign-invested enterprise (“FIE”). According to the definition set forth in the draft Foreign Investment Law, FIEs refer to enterprises established in China pursuant to PRC law that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that entities established in China (without direct foreign equity ownership) but “controlled” by foreign investors, through a contract or trust for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must apply for a market entry clearance by the Ministry of Commerce before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it is not permitted to  engage in the business. However, an FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s is/are ultimately “controlled” by the PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exercise material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exercise decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as a restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC government authorities and its affiliates or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

The nominee shareholders of our VIE, Beijing Weidian, are PRC citizens. The draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the businesses in which our VIE engages, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as Ministry of Commerce market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation reporting and investment amendment reporting that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may substantially disrupt our business.

The registered shareholders of our VIE entity, Weidian, include our current senior management and employees. Conflicts of interest may arise between such shareholders’ duties to us and our VIE entity. If such conflicts arise and these shareholders do not act in our best interests, our business may be adversely affected. In addition, these shareholders may breach or cause our VIE entity to breach or refuse to renew their existing contractual arrangements that allow us to exercise effective control over them and to receive economic benefits from them. If we cannot resolve any conflicts of interest or disputes between us and any current or future registered shareholders of our VIE entity, we would have to resort to legal proceedings to remedy the situation, the outcome of which is uncertain and which may result in substantial costs and disruptions, which would negatively impact our business.

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

Weidian, our VIE, has obtained a license for the provision of Internet content services (“ICP license”) on May 24, 2011. However, if current or future laws or regulations regarding Internet-related activities are interpreted to be inconsistent with our ownership structure and/or its business operations, our business could be severely impaired and it could be subject to severe penalties.

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

As of December 31, 2014 we had approximately 744 employees in the PRC. On June 29, 2007, the PRC Government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees under certain circumstances, including specific provisions related to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative’s council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. According to the Labor Contract Law, unless otherwise provided by law, an employer is obliged to sign a labor contract with a non-fixed term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee has worked for the employer for ten consecutive years. Severance pay is required if a labor contract expires without renewal because the employer refuses to renew the labor contract or provides less favorable terms for renewal. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on the number of the employee’s working years at the employer. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations. In addition, the PRC government in the future may enact further labor-related legislation that increases our labor costs and restricts our operations.

If PRC law were to phase out the preferential tax benefits currently being extended to qualified “High and New Technology Enterprises”, we would have to pay more taxes, which could have a material and adverse effect on our financial condition and results of operations.

According to the PRC Corporate Income Tax Law, or the CIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the CIT Law, foreign-invested enterprises and domestic enterprises are subject to corporate income tax, at a uniform rate of 25%. The CIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rates according to then effective tax laws and regulations gradually transitioned to the uniform 25% CIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the CIT Law if they qualify as “high and new technology enterprises strongly supported by the state,” subject to certain general factors described in the CIT Law and the related regulations.

In December 2008, our subsidiary eFuture Beijing was designated as “High and New Technology Enterprises” under the CIT Law, which entitles it to a preferential CIT rate of 15% from 2008 to 2014. If it fails to maintain the “High and New Technology Enterprises” qualification after 2014, its applicable CIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

If the PRC law were to phase out preferential tax benefits currently granted to “High and New Technology Enterprises” or if we ceased to qualify as such, we would be subject to the standard statutory tax rate, which currently is 25%.

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

RISKS RELATED TO THE MARKET FOR OUR STOCK

We may not pay dividends.

We have not previously paid any cash dividends nor do we anticipate paying any dividends on our ordinary shares. Although we achieved profitability from 2004 to 2006 and had a net income of RMB7,387,156 (US$1,190,593) for the year ended December 31, 2014, we cannot assure you that our operations will generate sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Indeed, we had net losses of RMB4,509,616 and RMB7,451,510 for the years ended December 31, 2012 and 2013, respectively. Furthermore, there is no assurance our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. Under Cayman Islands law, we may only pay dividends from profits or credit from the share premium account (the amount paid over par value, which is $0.0756), and we must be solvent before and after the dividend payment. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating wholly- and partially-owned subsidiaries.

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

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may pursue. If our cash resources are insufficient to satisfy investments or acquisitions, we may determine to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and may result in operating and financing covenants that would restrict our operations. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of software and services providers;
•	conditions of the U.S. and other capital markets in which we may seek to raise funds;
•	our future results of operations, financial condition and cash flows;
•	PRC governmental regulation of foreign investment in software and services in China;
•	economic, political and other conditions in China, and
•	PRC governmental policies relating to foreign currency borrowings.

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

Acquisition and Disposition of Biaoshang and Wangku

On November 6, 2007, we acquired 51% majority equity interests in Beijing Fuji Biaoshang Information Technology Inc., or Biaoshang, from its original shareholders through our nominee, Mr. Tingchao Zhao, for RMB1.0 million pursuant to an equity transfer agreement between Mr. Tingchao Zhao and Mr. Boyong Jiang, who held 80% equity interests in Biaoshang. Biaoshang was incorporated on September 8, 2000 in Beijing, China and is engaged in information technology services.

On May 14, 2008, we acquired 51% majority equity interests in Beijing Wangku Hutong Information Technology Co., Ltd., or Wangku, from its original shareholders through our nominee Mr. Xuejun Zhang for RMB1.24 million pursuant to an equity transfer agreement between Mr. Xuejun Zhang and the original shareholders. Wangku was incorporated on June 27, 2005 in Beijing, China and is engaged in information technology services.

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

Acquisition of the Assets and Business of Proadvancer

In April 2008, we acquired the assets and business of Proadvancer Systems Inc., or Proadvancer, pursuant to an assets and business transfer agreement between eFuture Beijing, Proadvancer System (BVI), Inc., Mr. Lu Kuang Yang, who is the shareholder of Proadvancer, and Proadvancer’s PRC subsidiaries, Proadvancer Systems (Suzhou) Computer Application Software Co., Ltd, Beijing Proadvancer Technology Co., Ltd, whereby we acquired the assets and business of Proadvancer.

VIE entity-Weidian

PRC laws, rules and regulations currently restrict foreign-invested entities engaging in the operation of internet-related businesses in China. To comply with PRC laws, rules and regulations, we operate our e-Commerce service through our VIE, Weidian. On January 18, 2011, through eFuture Beijing, we entered into certain contractual arrangements with Weidian and its shareholders through which we gained effective control over the operations of Weidian. The contractual agreements consist of (1) Loan Agreement, (2) Share Pledge Agreement, (3) Exclusive Option Agreement, (4) Exclusive Business Cooperation Agreement and its Supplemental Agreement and (5) Power of Attorney.

B.           Business Overview

General

eFuture Information Technology Inc. (Nasdaq: EFUT) is a leading provider of software and mobile social shopping network services to China's rapidly growing retail and consumer goods industries. As a pioneer and proponent of omni-channel and mobile internet solutions in the Asia-pacific, we developed myStore, a mobile shopping social network, to connect consumers and physical stores. The Company’s strong brand recognition and lasting relationships among local and international clients, along with key strategic partnerships with leading global technology companies ensures eFuture’s ability to stay at the forefront of industry trends and cement its leading role in China’s retail and consumer markets.

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

•	The Fast Growing Domestic Retail Market

The retail market in China is in the midst of an extended period of robust growth, driven by increasing urbanization and higher levels of disposable income.

China's retail sales grew 12% year-over-year to RMB26.24trillion (US$4.20 trillion) in 2014, according to China’s National Bureau of Statistics. Alongside the rapid growth of China’s retail sales, China’s domestic consumption pattern is also undergoing significant development. Historically, China’s economic growth has been largely driven by investments in fixed assets and exports, but the spending patterns of China’s increasingly affluent population are beginning to expand beyond basic daily necessities to encompass more lifestyle products and services. Retail sales are expected to continue to grow as a percentage of China’s GDP as private consumption becomes a more important component of China’s economy.

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

Low-margin: As shown in the IDC International Sales Effectiveness Study 2012, point of sales (“POS”) & Peripheral devices in stores accounted for the biggest share – approximately 25% of a company’s IT spending – which indicates the company’s attachment to the precise management of resources as the retail industry moves towards an increasingly low-margin phase. myStore serves as an extension of eFuture’s POS solution, and can help customers to locate promotional targets at a faster pace and with lower costs.

Retail technology: For a retailer to effectively compete, it is now essential to master retail technology.

Optimization – Innovation – Diversification: To ensure healthy business growth, retailers will increasingly need to maintain a unique selling point, higher operational efficiency, core competency, and a diversified business model.

•	Digital Marketing Revenue Size in China

The Online Ad Market in China
China’s online ad market and mobile ad market has exploded in recent years, and according to forecasts it will continue its rapid growth into the future. According to iResearch, China’s online advertising revenue is estimated to grow to RMB393 billion in 2018 and mobile advertising spending to RMB1.38 billion in 2015. China online advertising revenues rose 40% to RMB154 billion in 2014 over 2013.

According to an iResearch report (2014), new opportunities are coming for mobile advertising and its marketing form will continuously embrace innovation. Ownership of smart devices such as smart phones and tablets is going up, and wearable devices and smart household appliances are expected to experience significant growth. With rapid development of 4G networks and wide application of various apps about mobile social networking, mobile video, mobile map, etc., mobile marketing is expected to see new opportunity. Technologies such as QR code, acoustic wave and virtual reality remain to be attractive and mobile advertising will display ads and interact with audiences in manners different from PC-based online advertising.

In 2014, revenues of mobile advertising including mobile search advertising, app advertising, and mobile video advertising reached RMB29.69 billion with a high growth of over 100%. iResearch predicts that future mobile advertising will continue its high growth, much higher than that of online advertising market. It will become the core engine of internet advertising growth.

2014 saw high growth in revenue of mobile app advertising platforms. In this year, overall the mobile advertising market became mature and competitions became more regulated. On one hand, advertisers were in great demand and constantly increase investment in mobile advertising. Also, brand advertisers increased their advertising budgets. On the other hand, media environment becomes more mature, and more abundant, with additional advertising forms such as native advertising, video advertising appear.

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

According to iResearch，China e-commerce GMV hit RMB12.3 trillion in 2014, up 21.3% from 2013. It is expected to keep growth stable in the next few years and to reach RMB24.2 trillion in 2018. Among China e-commerce market segments, mobile shopping is expected to develop rapidly and maintain a compounded growth rate of 48% in the next few years. It is expected to be a key factor for the rapid development of online shopping market. Moreover, online travel, offline to online and online to offline ("O2O") are expected to sustain a compounded growth rate of 20% as well.

In the future, online shopping and O2O is expected to be the fastest developing segment in the e-commerce market.

IT solutions technologies have become increasingly important for retailers as they seek to achieve a unique market position. A third party solution provider like myStore, amongst its many capabilities, is able to optimize inventory management and integrate consumer information and customer management, along with order fulfillment.

Brand premium – that is, the ability to consistently deliver what the consumers expect for a higher price – is expected to become the defining factor for profitability. Knowing the needs of potential customers is tantamount to success. A powerful database of consumer information that provides insights to continuously improve the consumer experience, combined with an ability to effectively manage personalized customer relationships, will be of significant business value. On a vastly different track to the traditional retail industry, myStore, an information-exchange platform, enables suppliers to efficiently analyze sales and consumer behavior so as to enhance engagements with potentially interested customers.

•	M-Commerce in China

Mobile commerce (m-commerce), specifically, e-commerce conducted by users on mobile devices such as smart phones and tablet PCs, is a fast growing segment in the e-commerce market.

According to the iResearch report  (2014), the soaring usage of mobile Internet, shift from PC to mobile device of Internet users, improved mobile shopping scenarios, ecommerce operators’ rising efforts on mobile business and development of mobile shopping platforms all contribute to the surging of mobile shopping in China. Therefore, it is expected that mobile shopping will maintain its fast growth in the future years.
According to 2014 China Online Shopping Report released by iResearch, China’s online shopping market GMV amounted to RMB2.8trillion in 2014, increasing 48.7% over 2013. In 2014, GMV of online shopping market comprised 10.7% of the total retail sales of consumer goods, increasing 2.8%.

iResearch data shows China mobile shopping GMV amounted to RMB929.71 billion in 2014, increasing 239.3%, a rate much higher than that of the whole online shopping market and PC online buying. Mobile shopping also took up 33.0% of the whole online shopping market, nearly 19% higher than 2013. iResearch believes that mobile shopping will keep expanding its market share in the coming years and finally surpass PC online shopping in 2016.

Strong merchandising capabilities: Consistently attracting consumers through the selection of carefully selected merchandise offered on flash sales websites engenders customer loyalty and enhances the effectiveness of marketing.

For more information regarding our industry and trends see Item 5(D) - Trend Information in this report. For more information regarding our revenues by category of activities for the years ended December 31, 2012, 2013 and 2014 see Item 5(A) - Operating Results in this report.

Our Clients

eFuture’s clients include manufacturers, distributors, resellers, logistics companies and retailers. The Company’s client base encompasses global corporations such as Procter & Gamble, Pepsi and Carrefour as well as leading Chinese companies. Its domestic client base includes over 45 companies that were ranked among China’s top 100 retailers during 2013, such as Suning, Shanghai Bailian-Lianhua, China Resources Vanguard, Beijing Wangfujing Tmall.com and JD.com.

Growth Strategy

Our new strategy will blend multiple forces to create a truly omni-channel model that redefines the consumer experience, and will hope to play an important role in accelerating the inevitable transition to mobile internet.

Our Products and Services

eFuture provides a one-stop, end-to-end integrated portfolio of software and services for the front-end supply chain from factory to consumer. eFuture operates three business lines: software solutions, myStore and omni-channel cloud service.

●
Software Solutions represent eFuture’s traditional software business. Our Software solutions’ mission is to digitize every value chain and each decision made by the customers. Our software professional service includes delivery services, recurring maintenance services and the construction of a reliable support service system. This proven model is a fundamental pillar for successful software companies.

●
myStore is a mobile social network connecting physical stores and its local consumers. Our goal is to digitize every consumer and form a significant database, which is the base of anticipating the trend of retail industry in the future. To advance our goal, we have launched myStore apps for consumers and retailers and accelerated investment in R&D.

●
Omni-channel Cloud Services includes myStore-driven omni-channel solutions, digital labor cloud services and digital social media marketing services. We are committed to creating a complete consumer experience by utilizing an omni-channel model, and in the process helping retailers and brands gain significant competitive advantages in today’s mobile internet age.

For more information regarding our revenues by category of activities for the years ended December 31, 2012, 2013 and 2014 please see Item 5(A) - Operating Results in this report.

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

Foundation Solutions– are used to meet client needs for services such as retail management, point of sale (“POS”), distribution management, logistics management, warehouse management, vendor payment and control and loyalty card management. Our clients use several of our Foundation Solutions, depending on the type of customer and their needs.

Collaborative Solutions– are used to meet client needs for services such as visual SCM and visual process management systems. Depending on the type of customer and their specific needs, our clients use a variety of Collaborative Solutions.

Intelligent Solutions– are used to meet client needs for services such as business intelligence, brand analysis, supplier relationship management and customer relationship management systems.

Professional Services

Our software professional services business includes recurring maintenance and support services on existing software installations, delivery services, consulting services and outsourcing services.

Maintenance and Support Service– is provided following the installation of our software solutions, as clients will typically require ongoing maintenance support and software upgrades to ensure the efficient operation of their system. These services are designed to assist our customers with integration issues and to answer any questions that may arise.

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

Delivery Service– is provided to customers to assist in planning and executing their projects throughout the management process. We typically provide the following services at different stages of a project, as illustrated below:

Consulting Service– is provided by our consulting services group which consists of business consultants, systems analysts and technical personnel with extensive retail, manufacturing, and wholesale industry experience. The consulting services group assists our customers in all phases of systems implementation that exceed the limited services we provide under our maintenance arrangements, including systems planning and design, a customer-specific configuration of application modules, and on-site implementation or conversion from existing systems. We also offer a variety of post-implementation consulting services designed to maximize our customers’ return on software investment, which include enhanced utilization reviews and business process optimization.

Outsourcing Service– is flexible by design to meet our clients’ changing requirements. eFuture’s outsourcing services can manage all or parts of our clients’ non-core business processes or technology operations, from selective outsourcing to full-scope system and network outsourcing and data center management. eFuture’s teams manage and operate the client’s internal business processes. Leveraging technology with our industry and process expertise, we provide design, development, implementation, operation, and continuous improvement for both IT and business functions. Our call center, based in Wuhan and also referred to as our help desk department, provides a single point of contact to receive and manage all customers’ requests (problem notification, information request, service request) across the entire range of services provided.

myStore

By leveraging eFuture’s successful market experience and advanced technology developed for the retail industry, management extended its vision to develop myStore in 2011. myStore is a mobile shopping social network that connects and engages global consumers, aiming to target “SoLoMoMe” shoppers. Social – share shopping experiences, interests and recommendations. Local – shop at nearby stores (locally-based service). Mobile – shop anytime, anywhere. Me – specialized just for me. myStore is relatable but personal, built with the significant addressable market for SoLoMoMe in mind.

myStore is targeted at the digital marketing communication budget of brands and retailers. According to the online advertising data released by iResearch, revenues of China online advertising market amounted to RMB154 billion in 2014, up 40% versus 2013. In 2015 the market is expected to yield more than RMB200 billion.

myStore is designed with the objective of connecting global consumers to offline stores, online stores, social stores and mobile stores to create an omni-shopping platform for global consumers. This strategy is also integrated into a social marketing hub that starts with a brand-driven customer engagement and migrates to a consumer eccentric engagement model. myStore functions under a one-to-one customer engagement paradigm, where the user has its own private stores, and determines the brands, products, shopping lists and their own peers. myStore is also the comprehensive business solution for retailers, providing technology that offers direct access to customers’ data on consumption behavior, purchasing pattern/habits and reaction/reception to marketing campaigns, and represents a key competitive advantage for retailers. Retail IT technology provides data analytics that directs marketing strategies, optimizes deployment of resources targeted to consumers’ needs, and integrates with the supply chain.

myStore connects retailers to facilitate the aggregation effect of physical stores. The consumer-centric business circle thereby formed covers physical stores within 3 km so that consumers can examine products at a brick-and-mortar store and purchase products anytime, anywhere via mobile devices. In addition, consumers form a social shopping community with their friends and family in myStore and exchange recommendations with each other.

Omni-channel Cloud Services

Omni-channel cloud services include myStore-driven omni-channel solutions and digital social media marketing services. Omni-channel solutions, powered by myStore, are unified solutions including logistics management system designed to increase the performance of their supply chain, along with the construction of an e-commerce and mobile internet application service. We are committed to creating a complete consumer experience by making use of an omni-channel model, and in the process of helping retailers and brands gain significant competitive advantages in today’s mobile internet age.

Sales and Marketing

To date, we have provided our products and services to businesses located throughout China via our extensive nationwide network:

●	Headquartered in Beijing
●	R&D centers in Beijing, Guangzhou and Wuhan
●	Regional service centers in Beijing, Shanghai, Guangzhou, Wuhan, Qingdao, Xi’an, Shijiazhuang, Hangzhou, Nanjing, Chengdu and Shenzhen

The year 2014 was a break out year for eFuture. Our new strategy of blending multiple forces to create a true omni-channel model that redefines the consumer experience and hopefully accelerates the inevitable transition to mobile internet was initiated. Driven by myStore, our traditional software business will still serve as the foundation for our entire strategic transition, which follows the trend of transferring from single-channel management to omni-channel management. The operating results of 2014 were significant, the software business returned to growth, while myStore also experienced a large-scale public testing, whereby the number of the registered users reached 1,500,000 at the end of December 31, 2014 and over 2,000,000 as of February 28, 2015. As a solid foundation and resource pool for myStore development, the company obtained steady growth in logistics, grocery and the e-commerce industry in 2014. Software license revenue for 2014 increased 23% year-over-year to RMB83.7 million (US$13.5 million) from RMB67.9 million in 2013. The increase was primarily due to increased sales in the shopping mall, the e-commerce and the logistics industries. We plan to continue to increase our investment in the software business, and expect to expand market share in the top 100 chain retailers and in the tier three and four cities.

In 2014, myStore-driven omni-channel (including online, offline, mobile and social media channels) solutions began to enter the market, and are receiving positive feedback. Several pilot retail clients have started to deploy eFuture's omni-channel solutions, which provide a seamless approach to consumers through all available shopping channels across online, mobile, social and brick and mortar stores. myStore plans to continue to drive its omni-channel concept to become more widely accepted by the retail market.

As we face a continued increased omni-channel solutions demand from offline retailers, we have accelerated our investment in R&D, focused on providing standardized and easily-deployable omni-channel solutions. We believe the myStore-driven Omni-channel solutions represent a leading unified marketing and retail management total solution connecting traditional offline store, online e-commerce, social media and mobile internet application.

As a result of efficient management and strong customer loyalty, the backlog as of December 31, 2014 increased 17% year-over-year to RMB146.4 million (US$23.6 million), and Service fee income for 2014 increased 27% year-over-year to RMB129.8 million (US$20.9 million) from RMB101.9 million in 2013.

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

●
In 2007, we entered into a Value Added Systems Integrator (“VASI”) Agreement with JDA® Software Group, Inc. (NASDAQ: JDAS) pursuant to which we are working to integrate people, processes and technology to provide local retailers with proven, robust solutions at an affordable price.

●
In 2007, we entered into an Independent Software Vendor Agreement with Motorola (China) Electronics Ltd., a subsidiary of Motorola, Inc. (NYSE: MOT) pursuant to which we are working to integrate people, processes and technology to provide local retailers with proven, robust mobile solutions at an affordable price.

●
In 2007, we entered into an Independent Software Vendor Agreement with Samsung Network China, Inc. pursuant to which we are working to integrate people, processes and technology to provide local retailers with proven, robust mobile point of sales solutions at an affordable price.

●
In 2008, we expanded our collaboration with IBM to launch a SaaS solution for the retail distribution industry in China. By combining IBM’s integrated infrastructure and platforms with our expertise and best practices in front-end supply chain total solutions and service, we are confident that this partnership will allow us to offer first-rate solutions and services for upscale retailers in China’s consumer goods and retail industry.

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

As of the date of this annual report, we have been granted the following awards:

●	In 2010, IBM awarded us with the title of Excellent Application Solution Provider in Asia Pacific Region.
●	At the IBM 2011 China Partner Conference, we received the "IBM 2010 Market Leadership Achievement" award.
●	In 2011, integrated IT service provider Digital China named eFuture “Best Solution Partner in the Distribution Industry”.
●	In 2011, we were also recognized as “Best logistics service provider in the business services sector” at an event convened by the Chinese General Chamber of Commerce and the China Business Herald.
●	In 2012, we received “Best Corporation” award from CCFA.
●	In 2012, China Computer Industry Association awarded us with the title of Gold Software Model Enterprise in Retail Industry.

●	In 2013, China Electronic Information Industry Development Institute awarded us with the title of Gold software and one of the most influential enterprises in China’s retail industry.
●	In 2014, we were recognized as one of “Top Ten Wise Logistics Solution Providers” and “Top Ten Mobile Network Solution Providers” at VAR500 held by Business Partner Consulting Institute.
●	In 2014, Business Informatization Special Committee, China Electronics Chamber of Commerce awarded us with the title of “Outstanding Enterprise of The Year”.
●	In 2014, Chinese Business Innovative Awards Committee of The Year 2014 recognized us as one of “Top Ten Chinese Business Innovation Services Providers”.
●
In 2014, we received the award of “Best Solution In Software and Information Services Retail Industry” from China Electronic Information Industry Development Institute, Chinese Software Testing Center and Software and Information Services Magazine.

●	In 2014, Chinese Business Herald and Business China awarded us with the title of one of “Top Ten Innovative Services Providers”.
●
In 2014, we were recognized as “The Most Popular Logistics Informatization Product With Nationwide Advanced Logistics Enterprises” by China's Logistics Network Technology and Equipment Special Committee, China Communications and Transportation Association.

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

Tier 2 - the top 100 retailers and leading regional retailers in China. Here, eFuture enjoys strong brand recognition and is competing with global and local competitors. Over 45% of China’s top 100 retailers are eFuture customers. Our global best practice offering features competitive pricing, more flexible and localized solutions, which gives eFuture a competitive advantage when addressing Tier 2 customers.

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

We encounter competitive products from a variety of vendors. We believe that while our markets are still subject to intense competition, the number of significant competitors for business in China is relatively limited. We believe our principal competitive advantages are:

●	A leading position in China’s retail and consumer goods software and services market
●	Strategic partnerships with international and China leading retailers
●	Vision and development capacity in mobile commerce

Research & Development

In the fiscal year 2014, our research & development efforts focused on the following areas:

MyStore

eFuture upgraded the back-end system of myStore, including e-commerce, marketing and membership card support. Physical stores can import data on brands, categories, merchandise and inventories with one click, update data in batches and thereby manage inventories, accounts, orders and returns via myStore.

For consumers, they are allowed to pay through various methods and are provided with home delivery services and in-store pick-up services when shopping via myStore.

Omni-channel Platform

Omni-channel platform is a cloud service platform for retail and brands, providing data access services for various omni-channel applications and especially focusing on omni-channel data sharing. Therefore, the information gap among different channels will no longer exist and merchants are provided with consistent data on consumers, merchandise, inventories and orders for all channels. Merchants can also expand new channel applications based on omni-channel platform, which saves the trouble of switching channels for them.

Compared with traditional ERP system, omni-channel platform is established by adopting new mobile internet technologies like SaaS, NoSQL, OpenAPI and big data so that the omni-channel platform can integrate online and offline key data for the unified collection and management; thereby providing consistent and quick access service and a search service for retailers and brands.

The omni-channel platform also supports seamless docking with both mainstream internet platforms, which include taobao TOP platform, JD open platform, wechat platform and eFuture myStore platform, and various offline ERP platform including eFutureMyshop, eFuture POS-ERP, Retail Pro, SAP and so forth.

In 2015, we plan to focus on two areas that facilitate the integration of physical stores and accelerate their O2M transformation on R&D.

We also plan to focus on providing retailers with specialized marketing and transformation management  through big data analysis and multi-channel service.

Our aim is to optimize the function of omni-channel to integrate retailers and brands with the ultimate target of providing better consumer experiences.

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

Copyright– China adopted its first copyright law in 1990. The National People’s Congress amended the Copyright Law in 2001 and 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to software products, among others. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. Unlike patent and trademark registration, copyrighted works do not require registration for protection. Protection is granted to individuals from countries belonging to the international copyright conventions or bilateral agreements of which China is a member.

Trademark– The Chinese Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013, protects registered trademarks. The Trademark Office under the Chinese State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. China has a “first-to-register” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark must not prejudice the existing rights of others obtained by priority, nor may any person register in advance a trademark that has already been used by another person and has already gained a “sufficient degree of reputation” through that person’s use. We have registered a number of our product names with the Trademark Office.

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

On May 24, 2011, the MIIT issued to Weidian a license for the provision of Internet content services (“ICP license”), which is considered to be a type of value-added telecommunications business. The ICP license is subject to annual inspections.

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

On July 13, 2006, the MIIT issued Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (“MIIT Notice”), which reiterates certain provisions of the FITE Regulations. Under the MIIT Notice, if a FITE intends to invest in a PRC value-added telecommunications business, the FITE must be established and must apply for a telecommunications business license applicable to the business. Under the MIIT Notice, a domestic company that holds a ICP license, is considered to be a type of value-added telecommunications business in China, and is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder. The MIIT Notice requires each ICP license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with standards set forth in relevant PRC regulations. Our VIE, Weidian, rather than our subsidiaries, holds ICP licenses.

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

Establishment of wholly foreign-owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. For example, sales and distribution of audio and video products are among the restricted categories and only contractual joint ventures in which Chinese partners holding majority interests can engage in the distribution of audio and video products in China. In addition, restricted category projects are also subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. We are in compliance with the foreign investment regulations through contractual arrangement with our VIE. For the risk related to these contractual arrangement, please refer to the relevant risk factors under “Item 3 - Key Information-Risk Factors”.

Regulations Relating to Online Transactions

In May 2010, the State Administration for Industry and Commerce issued the Interim Measures for the Trading of Commodities and Services through the Internet effective in July 2010, which requires internet service providers that operate internet trading platforms to register and verify online shop owners’ identities along with their business credentials, establish mechanisms to ensure safe online transactions, protect online shoppers’ rights, and prevent the sale of counterfeit goods. We are subject to this rule as a result of our operation of the myStore Application. We believe we are currently in compliance with the Online Transaction Regulations.

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

C.	Organizational structure

The following is a list of our subsidiaries and consolidated affiliated entities established, all of which were organized in China:

Name	Date entity joined the Company	Relationship

eFuture (Beijing) Royalstone Information Technology Inc.	November 2000	Wholly-owned subsidiary

eFuture (Hainan) Royalstone Information Technology Inc.	December 2012	Wholly-owned subsidiary

Beijing Weidian Internet Service Co. Ltd.	January 2011	Consolidated affiliated entity

Our principal executive offices and headquarters in Beijing will be moved to Room A1103, A1105, A1106-07, Building A, ChengjianPlaza, No.18, Beitaipingzhuang Road, Haidian District, Beijing, 100088, China. Our telephone number is +86 10 5293 7699, and our fax number is +86 10 51650988.

D.	Property, Plant and Equipment

Facilities

We currently operate eleven facilities throughout China. Our headquarters are located in Beijing. Our research and development operations are generally located in Guangzhou and Wuhan. We also maintain customer support and programming operations in Shanghai, Guangzhou and Wuhan.

Office	Address	Rental Term	Space
Beijing	8/F TopnewTower 15 GuanghuaRoad Chaoyang District, Beijing, PRC	Expires April 25, 2015	1,496.77 sq. meters

Beijing	Room A1103, A1105, A1106-07, Building A, ChengjianPlaza No. 18, Beitaipingzhuang Road Haidian District, Beijing, PRC	Effective from April 17, 2015 and expires on July 24, 2017	629.43 sq. meters

Beijing	C Cube Youth Cultural and Creative Park 1 Fangjiacun Chaoyang District, Beijing, PRC	Effective from March 23, 2015 and expires on March 22, 2020	1,540 sq. meters

Shanghai	Floor 19E, F, G, H Shentong Information Plaza 55 West Huaihai Road Xu Hui District, Shanghai, PRC	Expires March 19, 2017	602.14 sq. meters

Nanjing	Room 2410, No. 3 Building Jiaye International City 158 Lushan Road, Jianye District Nanjing, Jiangsu Province, PRC	Expires December31, 2016	327.57 sq. meters

Shijiazhuang	R2108,Floor 21 Changan Plaza 289 East Road of Zhongshan Street Shijiazhuang, Hebei Province, PRC	Expires December 31, 2016	647.68 sq. meters

Guangzhou	Room 01, Floor 3, Block A West 89 Zhongshan Street Guangzhou, Guangdong Province, PRC	Expires May 31, 2017	1,011 sq. meters

Wuhan	Floor 36 and 40 No. 7 Zhongnan Road, Wuchang District Wuhan, Hubei Province, PRC	Expires May 19, 2015	2293.73 sq. meters

Qingdao	Floor 6, Block B, Haomai Building Wuhan University Science Park Wuhan, Hubei Province, PRC	Expires February 4, 2017	1135.21 sq. meters
	Room 1201, E-Commerce Industrial Park 19 Keyuan Weisan Road, Qingdao, Shandong Province, PRC	Expires March 31, 2020	130 sq. meters

Xi’an	Floor 12, Unit 1, Yulang International Building 183 Donger Road, Xi’an, Shanxi Province, PRC	Expires April 5, 2016	139.12 sq. meters

Hangzhou	Floor 20 Zhongdu Department Store Plaza, 87 Qingchun Road Xiacheng District, Hangzhou, Zhejiang Province, PRC	Expires March 24, 2017	170 sq. meters

Shenzhen	Room 1101-01, Floor 11 Yicui Building, 1058Cuizhu Road Luohu District Shenzhen, Guangdong Province, PRC	Expires July 31, 2017	340.27 sq. meters

Chengdu	Room 4, Floor 4, Unit 4, Building 1 Tianyi Garden, 99 Erhuan Road West 1st Section Qingyang District Chengdu, Sichuan Province, PRC	Expires May 17, 2015	119.93 sq. meters

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

Summary of 2014 Operations

The year 2014 was a break out year for eFuture. Our new strategy of blending multiple forces to create a true omni-channel model that redefines the consumer experience and hopefully accelerates the inevitable transition to mobile internet was initiated. Driven by myStore, our traditional software business will still serve as the foundation for our entire strategic transition, which follows the trend of transferring from single-channel management to omni-channel management. The operating results of 2014 were significant, the software business returned to growth, while myStore also experienced a large-scale public testing, whereby the number of the registered users reached 1,500,000 at the end of December 31, 2014 and over 2,000,000 as of February 28, 2015. As a solid foundation and resource pool for myStore development, the company obtained steady growth in logistics, grocery and the e-commerce industry in 2014. Software license revenue for 2014 increased 23% year-over-year to RMB83.7 million (US$13.5 million) from RMB67.9 million in 2013. The increase was primarily due to increased sales in the shopping mall, the e-commerce and the logistics industries. We plan to continue to increase our investment in the software business, and expect to expand market share in the top 100 chain retailers and in the tier three and four cities.

In 2014, myStore-driven omni-channel (including online, offline, mobile and social media channels) solutions began to enter the market, and are receiving positive feedback. Several pilot retail clients have started to deploy eFuture's omni-channel solutions, which provide a seamless approach to consumers through all available shopping channels across online, mobile, social and brick and mortar stores. myStore plans to continue to drive its omni-channel concept to become more widely accepted by the retail market.

As we face a continued increased omni-channel solutions demand from offline retailers, we have accelerated our investment in R&D, focused on providing standardized and easily-deployable omni-channel solutions. We believe the myStore-driven Omni-channel solutions represent a leading unified marketing and retail management total solution connecting traditional offline store, online e-commerce, social media and mobile internet application.

As a result of efficient management and strong customer loyalty, the backlog as of December 31, 2014 increased 17% year-over-year to RMB146.4 million (US$23.6 million), and Service fee income for 2014 increased 27% year-over-year to RMB129.8 million (US$20.9 million) from RMB101.9 million in 2013.

Results of Operations

The following table presents the results of our operations for the years indicated. Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the
				Year Ended
	For the Years Ended December 31,			December 31,
	2012	2013	2014	2014
Revenues
Software revenue	¥79,535,451	¥67,872,447	¥83,693,264	$13,488,906
Hardware revenue	28,460,810	28,155,097	5,948,379	958,705
Service fee revenue	90,358,608	101,905,255	129,812,064	20,921,906
Total revenues	198,354,869	197,932,799	219,453,707	35,369,517

Cost of revenues
Cost of software revenue	(26,651,708)	(11,989,808)	(19,599,743)	(3,158,905)
Cost of hardware revenue	(23,862,880)	(23,188,160)	(6,032,868)	(972,322)
Cost of service fee revenue	(62,409,787)	(79,532,929)	(96,712,746)	(15,587,265)
Amortization of acquired customer relationships and softwares	(4,157,333)	(286,000)	-	-
Amortization of software costs	(2,767,041)	(3,367,180)	(3,765,833)	(606,942)
Total cost of revenues	(119,848,749)	(118,364,077)	(126,111,190)	(20,325,434)

Gross profit	78,506,120	79,568,722	93,342,517	15,044,083

Operating expenses
Research and development expenses	(3,737,959)	(7,247,250)	(8,017,819)	(1,292,238)
General and administrative expenses	(32,799,689)	(33,794,971)	(27,369,028)	(4,411,087)
Selling and distribution expenses	(40,448,601)	(46,366,677)	(47,339,529)	(7,629,747)
Total operating expenses	(76,986,249)	(87,408,898)	(82,726,376)	(13,333,072)

Income (Loss) from operations	1,519,871	(7,840,176)	10,616,141	1,711,011

Other income (expenses)
Interest income	497,457	332,299	564,750	91,021
Interest expenses	-	-	(164,171)	(26,460)
Gains on derivative liabilities	3,168	-	-	-
Other income (expenses)	(2,027,354)	449,787	587,836	94,742
Foreign currency exchange gain (loss)	(5,328)	(106,124)	7,649	1,233
Income (Loss) before income tax	(12,186)	(7,164,214)	11,612,205	1,871,547
Less: Income tax expenses	4,497,430	287,296	4,225,049	680,954
Net income (loss)	¥(4,509,616)	¥(7,451,510)	¥7,387,156	1,190,593
Earnings (Loss) per ordinary share
Basic	¥(1.07)	¥(1.76)	¥1.77	$0.29
Diluted	¥(1.07)	¥(1.76)	¥1.71	$0.28
Basic weighted average shares outstanding	4,213,318	4,224,676	4,173,014	4,173,014
Fully diluted weighted average shares outstanding	4,213,318	4,224,676	4,308,516	4,308,516

The following table sets forth certain selected financial information expressed as a percentage of total revenues for the periods indicated and cost of revenues and product development expenses expressed as a percentage of the related revenues. In addition, the table sets forth a comparison of selected financial information, expressed as a percentage change in 2012, 2013 and 2014.

RMB
	FY 2012	Percentage of FY 2012 Revenues	FY 2013	Percentage of FY 2013 Revenues	FY 2014	Percentage of FY 2014 Revenues	Change FY 2012 v FY 2013	% Change	Change FY 2013 v FY 2014	% Change
Revenues
Software sales	79,535,451	40.1%	67,872,447	34.3%	83,693,264	38.1%	(11,663,004)	-14.7%	15,820,817	23.3%
Hardware sales	28,460,810	14.3%	28,155,097	14.2%	5,948,379	2.7%	(305,713)	-1.1%	(22,206,718)	-78.9%
Service fee income	90,358,608	45.6%	101,905,255	51.5%	129,812,064	59.2%	11,546,647	12.8%	27,906,809	27.4%
Total revenues	198,354,869	100.0%	197,932,799	100.0%	219,453,707	100.0%	(422,070)	-0.2%	21,520,908	10.9%

Cost of revenues
Cost of software	(26,651,708)	-13.4%	(11,989,808)	-6.1%	(19,599,743)	-8.9%	14,661,900	-55.0%	(7,609,935)	63.5%
Cost of hardware	(23,862,880)	-12.0%	(23,188,160)	-11.7%	(6,032,868)	-2.7%	674,720	-2.8%	17,155,292	-74.0%
Cost of service fee income	(62,409,787)	-31.5%	(79,532,929)	-40.2%	(96,712,746)	-44.1%	(17,123,142)	27.4%	(17,179,817)	21.6%
Amortization of acquired customer relationships and softwares	(4,157,333)	-2.1%	(286,000)	-0.1%	-	0.0%	3,871,333	-93.1%	286,000	-100.0%
Amortization of software costs	(2,767,041)	-1.4%	(3,367,180)	-1.7%	(3,765,833)	-1.7%	(600,139)	21.7%	(398,653)	11.8%
Total cost of revenues	(119,848,749)	-60.4%	(118,364,077)	-59.8%	(126,111,190)	-57.5%	1,484,672	-1.2%	(7,747,113)	6.5%

Gross Profit	78,506,120	39.6%	79,568,722	40.2%	93,342,517	42.5%	1,062,602	1.4%	13,773,795	17.3%

Operating expenses
Research and development	(3,737,959)	-1.9%	(7,247,250)	-3.7%	(8,017,819)	-3.7%	(3,509,291)	93.9%	(770,569)	10.6%
General and administrative	(32,799,689)	-16.5%	(33,794,971)	-17.1%	(27,369,028)	-12.5%	(995,282)	3.0%	6,425,943	-19.0%
Selling and distribution expenses	(40,448,601)	-20.4%	(46,366,677)	-23.4%	(47,339,529)	-21.6%	(5,918,076)	14.6%	(972,852)	2.1%
Total operating expenses	(76,986,249)	-38.8%	(87,408,898)	-44.2%	(82,726,376)	-37.7%	(10,422,649)	13.5%	4,682,522	-5.4%

Income (Loss) from operations	1,519,871	0.8%	(7,840,176)	-4.0%	10,616,141	4.8%	(9,360,047)	-615.8%	18,456,317	-235.4%

Comparison of Years Ended December 31, 2014 and 2013

Revenues

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

Total revenues. Total revenues are comprised of software sales, hardware sales and service fee revenue. Total revenues increased 10.9% from RMB197.9 million in 2013 to RMB219.5 million (US$35.4 million) in 2014. The improvement in our workflow efficiencies between regional delivery teams and company-level technical support teams helped support the increase in revenues in 2014. Most of the backlog as of the end of 2013 had been realized to revenues in 2014. In addition, the expansion of our business in the small to mid-scale clients in recent years had a positive effect on our business. From the customers’ aspect, the completion of the process of consolidation in our existing customers and the retail industry as a whole resulted in the reboot of their new store opening in 2014. 2014 revenues benefited from the increased demand from existing customers for software implementation, customization and maintenance services.

Software sales. Our software sales increased 23.3% from RMB67.9 million in 2013 to RMB83.7 million (US$13.5 million) in 2014, which was primarily due to our increased investment in software business and the expansion of our business in the small to mid-scale clients in recent years particularly in 2014. In addition, our existing clients and the retail industry as a whole were in the process of consolidation in 2013 and at the same time, the new store openings of our clients were delayed. In 2014, in line with the completion of the process of consolidation, new store openings of our clients occurred and the demands for the purchase of our software licenses increased accordingly. The software sales primarily increased from shopping mall, e-commerce and logistics industries.

Hardware sales. Our hardware sales decreased 78.9% from RMB28.2 million in 2013 to RMB5.9 million (US$1.0 million) in 2014. In recent years, we decided to de-emphasize hardware sales in an increasingly competitive hardware sales market. As a relatively young company, we do not believe that it is strategically beneficial to leverage a low margin, high volume sales sector. We worked to optimize our revenue mix and decreased the proportion of low-margin hardware business in 2014. As a result, there was a significant decrease in hardware sales in 2014.

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

Cost of Revenues

Cost of software sales. Cost of software sales consists of labor costs, materials, overhead expenses and other expenses associated with the development of our software. Cost of software sales increased 63.5% from RMB12.0 million in 2013 to RMB19.6 million (US$3.2 million) in 2014.

As a percentage of software sales, cost of software sales was 17.7% in 2013 and 23.4% in 2014. The significant increase was primarily attributable to the customization of certain software license projects in the logistics industry which largely increased labor costs.

Cost of hardware sales. Cost of hardware sales consists primarily of payments for third party hardware products that are utilized in connection with our software products. Cost of hardware sales decreased by 74.0% from RMB23.2 million in 2013 to RMB6.0 million (US$1.0 million) in 2014, which was primarily attributable to decreased hardware sales.

As a percentage of hardware sales, cost of hardware sales was 82.4% in 2013 and 101.4% in 2014. The significant increase was primarily attributable to the provision accrued for a hardware project. As this project had been paused for a long period, we reviewed the project status and accrued RMB0.8 million (US$0.1 million) for the future expected loss as of December 31, 2014.

Cost of service fee income. Cost of service fee income includes labor costs, business taxes and costs related to technical support services. Cost of services fee income increased 21.6% from RMB79.5 million in 2013 to RMB96.7 million (US$15.6 million) in 2014, which was primarily attributable to the increase in service fee income.

As a percentage of service fee income, cost of service fee income was 78.0% in 2013 and 74.5% in 2014. The decrease was primarily attributable to the improvement in delivery efficiency.

Amortization of acquired customer relationships and softwares. The amortization of acquired software technology resulted from amortization of software technology acquired in a variety of acquisitions. The amortization of acquired technology expense decreased from RMB0.3 million in 2013 to nil in 2014, which was primarily attributable to the complete amortization of all of our acquired technology in 2014.

Amortization of software costs. Intangible assets include the cost of computer software we acquired and developed. These costs are amortized over the useful lives of the software. Costs primarily consist of salary and employee benefits for those involved in the development of the software. Amortization expense increased 11.8% from RMB3.4 million in 2013 to RMB3.8 million (US$0.6 million) in 2014, which was primarily attributable to the fact that more capitalized software development projects achieved technological feasibility in recent years.

Operating Expenses

Interest Income. Interest income represents the interest accrued as a result of bank deposits. Our interest income increased 70% from RMB332,299 in 2013 to RMB564,750 in 2014, primarily due to higher average interest rates attained by making more fixed deposits.

Interest expense. Interest expense represents the interest accrued for short-term loans. We did not have expense related to short term loans in 2013.

Selling and distribution expenses. Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing departments, sales bonuses, costs of our marketing programs, public relations, advertising, trade shows, sales bonuses, and an allocation of our facilities overhead. Selling and distribution expenses remained relatively stable in 2014. Selling and distribution expenses were 23.4% of total revenues in 2013 and 21.6% of total revenues in 2014.

Other Expenses

Interest Income. Interest income represents the interest accrued as a result of bank deposits. Our interest income increased 70% from RMB332,299 in 2013 to RMB564,750 in 2014, which primarily contributed to interest income from a fixed deposit as a result of its maturity.

Interest expense. Interest expense represents the interest accrued for short-term loans. We did not have such expense in 2013.

Other income. In 2013 and 2014, other income mainly included the sponsor fee income from customer meetings and marketing activities.

Income tax expenses. Our income tax expenses increased from RMB0.3 million in 2013 to RMB4.2 million in 2014, which was primarily attributable to the increase in income before income tax in 2014.

Comparison of Years Ended December 31, 2013 and 2012

Revenues

Total revenues. Total revenues are comprised of software sales, hardware sales and service fee revenue. Total revenues decreased slightly from RMB198.4 million in 2012 to RMB197.9 million(US$32.7 million) in 2013. Since the established work processes during the fourth quarter of 2011, we internally have optimized workflow efficiencies between regional delivery teams and company-level technical support teams. However, in 2013, the development of emerging online business had a significant impact on the traditional retail industry. Our customers were in the process of dealing with the changing business environment. This negatively impacted our growth.

Software sales. Our software sales decreased 14.7% from RMB79.5 million in 2012 to RMB67.9 million (US$11.2 million)in 2013, which was primarily attributable to the postponement of the new stores opening schedules of our clients as a result of macroeconomic uncertainties. In line with the decline of China’s domestic economic development, which is supported by the lower GDP growth rate in recent years, our existing customers and the retail industry as a whole was in the process of consolidation in 2013, as opposed to expansion. In addition, the significant increase in online business has resulted in our clients also postponing new stores openings, thereby decreasing our software licenses sales.

Hardware sales. Our hardware sales decreased slightly from RMB28.5 million in 2012 to RMB28.2 million (US$4.7 million) in 2013. In recent years, we decided to de-emphasize hardware sales in an increasingly competitive hardware sales market. As a relatively young company, we do not believe that it is strategically beneficial to leverage a low margin, high volume sales sector. Consequently, while we will continue to sell computer hardware in connection with our software sales, we do not expect to emphasize hardware sales as part of our marketing and sales strategies. Accordingly, this has resulted in relatively stable hardware sales in 2013.

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

As a percentage of software sales, cost of software sales was 33.5% in 2012 and 17.7% in 2013.The significant decrease was primarily attributable to more standardized software license products being sold in 2013 as compared to 2012, which resulted in lower labor cost, thereby increasing profit margins.

Cost of hardware sales. Cost of hardware sales consists primarily of payments for third party hardware products that are utilized in connection with our software products. Cost of hardware sales decreased by 2.8% from RMB23.9 million in 2012 to RMB23.2 million (US$3.8 million) in 2013, which was primarily attributable to decreased hardware sales.

As a percentage of hardware sales, cost of hardware sales was83.8% in 2012 and 82.4% in 2013. The decrease was primarily attributable to our intentional selection of hardware projects with higher margins in 2013. Our comprehensive knowledge in the logistics industry has helped facilitate this initiative.

Cost of service fee income. Cost of service fee income includes labor costs, business taxes and costs related to technical support services. Cost of services fee income increased 27.4% from RMB62.4 million in 2012 to RMB79.5million (US$13.1 million) in 2013, which was primarily attributable to the increase in service fee income. However, the increase of cost of service fee income grew faster than the increase of service fee income.

As a percentage of service fee income, cost of service fee income was 69.1% in 2012 and 78.0% in 2013. The increase was primarily attributable to more complicated customization services for existing systems were resulted in higher labor costs resulting from wage inflation in 2013.

Amortization of acquired customer relationships and softwares. The amortization of acquired software technology in 2012and 2013resulted from amortization of software technology acquired in a variety of acquisitions. The amortization of acquired technology expense decreased 93.1% from RMB4.2 million in 2012 to RMB0.3 million (US$47,244) in 2013, which was primarily attributable to the complete amortization of most of our acquired technology in 2013.

Amortization of software costs. Intangible assets include the cost of computer software we acquired and developed. These costs are amortized over the useful lives of the software. Costs primarily consist of salary and employee benefits for those involved in the development of the software. Amortization expense increased 21.7% from RMB2.8 million in 2012 to RMB3.4 million (US$0.6 million) in 2013, which was primarily attributable to the fact that more capitalized software development projects achieved technological feasibility in recent years.

Operating Expenses

Research and development expenses. Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our R&D centre, consultants and an allocation of our facilities overhead and depreciation expenses. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Total research and development expenditure was RMB3.7 million and RMB7.2 million (US$1.2 million) for the years ended December 31, 2012 and 2013, respectively. The increase was primarily attributable to certain previously capitalized R&D projects which were found to be unable to generate sufficient future cash flow for the company. The capitalized R&D cost was reverted as an expense item in 2013.

General and administrative expenses. General and administrative expenses consist primarily of costs from our finance, human resources and administration departments, third party legal and other professional services fees and an allocation of our facilities costs and depreciation expenses. General and administrative expenses increased 3.0% from RMB32.8 million in 2012 to RMB33.8 million (US$5.6 million) in 2013, which was attributable to higher compensation costs from RMB9.9 million in 2012 to RMB10.7 million (US$1.8 million) in 2013 due to increased headcount from 71 to 84.General and administrative expenses were 16.5% and 17.1% of total revenues in 2012 and in 2013, respectively.

Selling and distribution expenses. Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing departments, sales bonuses, costs of our marketing programs, public relations, advertising, trade shows, sales bonuses, and an allocation of our facilities overhead. Selling and distribution expenses increased 14.6% from RMB40.4 million in 2012 to RMB46.4 million(US$7.7 million) in 2013.The increase was primarily due to increased headcount from 85 to 102, resulting in the increase of labor cost of RMB3.6 million. In addition, we invested in marketing events for the promotion of myStore-led omni channel solutions of RMB2.2 million in 2013. Selling and distribution expenses were20.4% of total revenues in 2012 and 23.4% of total revenues in 2013.

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

Income tax expenses. Our income tax expenses decreased from RMB4.5 million in 2012 to RMB0.3 million in 2013, which was primarily attributable to the increase in loss before income tax in 2013.

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

For software sales, we recognize revenues in accordance with ASC 985-605, Software Revenue Recognition. Revenue from perpetual (one-time charge) licensed software is recognized at the inception of the license term. Revenue from term (monthly license charge) arrangements is recognized on a subscription basis over the period that the customer is using the license. We do not provide any rights of return or warranties on software.

Revenues applicable to multiple-element fee arrangements are bifurcated among the elements such as software, hardware and post-contract service using vendor-specific objective evidence of fair value. Such evidence consists of pricing of multiple elements when those same elements are sold as separate products or arrangements. Software maintenance for the first year and initial training are included in the purchase price of the software. Initial training is provided at the time of installation and is recognized as income as part of the price of the software since it has minimal value. Maintenance is valued based on the fee schedule used by the Company for providing the regular level of maintenance service as sold to customers when renewing their maintenance contracts on a standalone basis.

Software revenues include VAT refund received from the Chinese local government on the sales of certain software. Such refund is granted to us as part of the PRC government’s policy to encourage software development in the PRC, and is recorded as a component of revenue when the relevant compliance requirements are met, there are no further obligations, and is not subject to future returns or reimbursements.

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

We offer telephone and minimal on-site support to its customers. Revenue from maintenance services and technical support is recognized over the period of the agreement.

For those contracts containing multiple-delivery elements of software, customization, training and 1 year maintenance service, residual method under ASC985-605 is adopted. Vendor-specific objective evidence is only established for maintenance service by the renewal contract quoted at certain percentage of original contract price. There was no vendor-specific objective evidence established for other deliverables. If a contract only contains a completion date, then upon the date obtained the "Final Acceptance Report" from the customer, part of contract amount is recognized as revenue based on the completion method; and the remaining part will be recognized evenly over the free maintenance service period.

Allowance for Doubtful Accounts

Trade receivables, net are stated as the amount management expects to collect from outstanding balances. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We maintain an allowance for potentially uncollectible trade receivables based on our assessment of the collectability of trade receivables. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, the customer’s past payment history, its current credit-worthiness and current economic trends. Any adverse changes in these factors could require additional provisions be made. Our provision for doubtful accounts was RMB2.3 million in 2012, RMB1.9 million in 2013 and RMB2.0 million (US$0.3 million) in 2014. As of December 31, 2013 and 2014, the allowance for doubtful accounts was RMB3.7 million and RMB4.5 million (US$0.7 million), respectively.

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

Provisions are made for excess, slow moving and obsolete purchased hardware and software held for resale, as well as for inventories and work in process with carrying values in excess of net realizable value. We use the future selling price less the estimated taxes and future expenditure as the estimates of net realizable value on a contract by contract basis. The future expenditure is calculated on a basis of the pay rate of engineers and the estimated working hours. If there are any significant changes in the estimates, provisions may differ materially.

Share-Based Compensation

We account for share-based compensation in accordance with ASC subtopic 718-10, or ASC 718-10, Compensation-Stock Compensation: Overall. Under the provisions of ASC 718-10, share-based compensation cost is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (BSM) option-pricing model and is recognized as expense over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. Volatility is measured using historical daily price changes of each ordinary share over the respective expected life of the option. If the volatility increased or decreased 5%, the grant-day fair value would increase or decrease approximately by 6%. Expected option life is the number of years that we estimate, based on the vesting and contractual terms and employee demographics. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change. If any of the assumptions used in the BSM model change significantly, share-based compensation expenses may differ materially in the future from that recorded in the current period.

Property and Equipment

We depreciate property and equipment on a straight-line basis over their estimated useful lives, which range from five years for motor vehicles and four years for purchased software and communication and office equipment to the shorter of three years or the lease term for leasehold improvements. These estimated lives have been reasonably accurate in the past and have been based on historical experience and the estimated useful lives of similar assets by other software companies. These estimates are reasonably likely to change in the future since they are based upon matters that are highly uncertain such as the general economy, potential changes in technology and estimated cash flows from the use of these assets.

Research and Development and Intangible Assets

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

Valuation of Long-Lived Assets

We evaluate long-lived assets, such as fixed assets and purchased or internally developed intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall. When such events occur, we assess the recoverability of the asset group based on the undiscounted future cash flow the asset group is expected to generate and recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying amount of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. However, circumstances could cause us to have to reduce the value of our capitalized software more rapidly than we have in the past if our revenues were to significantly decline. Estimated cash flows from the use of the long-lived assets are highly uncertain and therefore the estimation of the need to impair these assets is reasonably likely to change in the future. Should the economy or acceptance of our software change in the future, it is likely that our estimate of the future cash flows from the use of these assets will change materially. The amount of possible change is discussed above under Property and Equipment and Intangible Assets.

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

We completed our annual impairment test as of December 31, 2014, and the fair value of the reporting unit exceeded its carrying value by 7.3%. We utilized a combination of the income approach and the market approach to estimate the fair value of each reporting unit. We selected this method because we believe that it most appropriately measures the reporting unit. The income approach is based on the projected cash flows, which are discounted to their present value using discount rates that consider the timing and risk of the forecasted cash flows. The market approach is based on our market capitalization and a control premium is applied to arrive at the fair value of the equity interest. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting unit’s expected long-term operating cash performance, together with its market value. Fair value derived from the income approach is estimated using internally-developed forecasts and assumptions. The discount rate used is the average estimated value a market participant’s cost of capital a debt, derived using the customary market metrics. Other significant assumptions include terminal growth rates, future capital expenditures, and changes in future working capital requirements. The weighting of the income approach and the market approach is also a significant assumption. If there are any changes in these significant assumptions, fair value may differ materially. We also compare and reconcile our overall fair value to our market capitalization. The discount rate and terminal growth rate used in our impairment test were 24% and 3%, respectively. If the discount rate increased by 100 basis points, the fair value of the reporting unit would decrease by approximately RMB0.49 million which exceeded its carrying value by 7.5%. A decrease of 100 basis points in the terminal growth rate would result in approximately RMB0.03 million of declines in the fair value of the reporting unit which exceeded its carrying value by 7.9%. If the control premium decreased by 100 basis points, the fair value of the reporting unit would decrease by approximately RMB0.15 million, which would exceed its carrying value by 7.8%. Such changes will not result in the failure of step 1 test in the annual goodwill impairment test. Although there are inherent uncertainties related to the assumptions used and to our application of these assumptions to this analysis, we believe that a combination of the income approach and the market approach provides a reasonable estimate of the fair value of our reporting unit.

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

The carrying amount of cash and cash equivalents, trade receivables, other receivables, other receivables due from previously consolidated entities, refundable value added tax, advances to employees, prepaid expenses, short-term loans, trade payables, taxes payable, other payables, accrued expenses and advances from customers approximates fair value due to their immediate or short-term nature.

B.	Liquidity and Capital Resources

Overview

We anticipate that our working capital will be sufficient to fund our cash needs and operations and to make payments on any existing liabilities for at least the next 12 months. We do not anticipate that we will need to use non-operational sources of cash, such as additional debt or equity financing, to meet our current cash needs. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell debt securities or borrow from banks.

The following table sets forth a summary of our cash flows for the years indicated:

	2013	2014
	(In millions of RMB)

Cash and cash equivalents	62.6	64.6
Net cash provided by (used in) operating activities	(0.6)	3.4
Net cash used in investing activities	(16.1)	(12.2)
Net cash provided by (used in) financing activities	-	10.7

The cash and cash equivalents held in China by eFuture Beijing and eFuture Hainan were RMB62.5 million (US$10.1 million) and RMB60.6 million as of December 31, 2014 and 2013, respectively. The cash and cash equivalents held by Weidian, our VIE, were RMB1.4 million (US$0.2 million) and RMB0.6 million as of December 31, 2014 and 2013, respectively.

Operating activities provided cash of RMB3.4 million (US$0.6 million) in 2014 compared to using cash of RMB0.6 million in 2013. The principal sources of our cash flow from operations are net income adjusted for depreciation, software amortization and share-based compensation cost. The increase in cash provided by operating activities was primarily attributable to the integrated effect of growth in net income, as adjusted for non-cash items and the effects of changes in working capital and other activities.

Investing activities used cash of RMB16.1 million in 2013 and RMB12.2 million (US$2.0 million) in 2014. In 2014, the decrease in use of cash in investing was primarily attributable to decreased payments for intangible assets, which resulted from more investments in software research and development being expensed rather than capitalized into intangible assets.

Financing activities provided cash of RMB10.7 million in 2014 compared to nil in 2013, which was primarily due to proceeds from short-term loans.

Indebtedness

On July 16, September 11, October 22 and November 6, 2014, the Company borrowed four loans with term of one year of RMB1,500,000, RMB1,500,000, RMB2,692,003 and RMB5,000,000 respectively from three banks to meet temporary working capital needs. The annual interest rates are the benchmark interest rate announced by the People’s Bank of China plus 20%-30% of the benchmark interest rate. The loans were guaranteed by Adam Yan, our Chairman. One of the loans was additionally guaranteed by Adam’s wife. As of December 31, 2014, the outstanding short-term loans were RMB10,692,003 (US$1,723,238).

Interest expenses incurred for the year ended December 31, 2014 was RMB164,171 (US$26,460). The weighted average annual interest rate for the year ended December 31, 2014 was 7.5%.

C.	Research and Development

Our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses were RMB3.7 million, RMB7.2 million and RMB8.0 million (US$1.3 million) in 2012, 2013 and 2014, respectively. The information provided under Item 5.A, “Operating Results” details the Company’s research and development activities.

D.	Trend Information

China Outlook

China’s presence in the global consumer market has grown dramatically in recent years. China is already the biggest vehicle market and the second largest luxury market and is expected to become the world’s largest consumer market within the next ten years. These statistics, combined with our attractive offerings, deep market knowledge and strong sales capabilities give us many reasons to be excited about our future. We are optimistic about the outlook for 2015.

Industry and Market Outlook

In the wake of benefiting from China’s booming retail and consumer goods industries, we believe that our innovative and attractive software and services offerings will facilitate our ongoing growth. Through our sales efforts, we have grown our project pipeline, and with it, our backlog. As of December 31, 2014 our contract backlog amounted to approximately RMB146.4 million (US$23.6 million). Our backlog represents the projected revenue of our uncompleted contracts which have been signed with our clients. We cannot guarantee that the revenue projected in our backlog will be realized in its entirety or, if realized, will result in profits. In addition, project cancellations or scope adjustments may occur, from time to time, with respect to contracts reflected in our backlog. Accordingly, our backlog as of any particular date is an uncertain indicator of our future revenue. As backlog is not a defined accounting term, our computation of backlog may not necessarily be comparable to that of our industry peers.

Top Line Growth Drivers

•
As of December 31, 2014, our uncompleted project base was RMB146.4 million (US$23.6 million), including RMB48.3 million (US$7.8 million) of software license income, RMB85.8 million (US$13.8 million) of service fee income and RMB12.3 million (US$0.5 million) of hardware income, of which we expect to recognize approximately 80% in 2015.

•	We anticipate strengthening our software core business while increasing more stable recurring service and consulting service revenues.

•	We anticipate pursuing profitable growth by improving our delivery cost and operating expense structure.

•	We will seek to innovate to further broaden omni-channel cloud service offerings.

•	We will continue to penetrate China’s tier2 and tier3 cities.

E.	Off-Balance Sheet Arrangements

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:
	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	More than 3 Years
Short-term Debt Obligations	¥10,692,003	¥10,692,003	¥-	¥-
Operating Lease Obligations	¥7,094,722	¥4,205,574	¥2,889,148	¥-
Total	¥17,786,725	¥14,897,577	¥2,889,148	¥-

Item 6.                      Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of April 24, 2015.

Name	Age	Position
Adam Yan (1)(8)	47	Chairman
David Ren (1)	52	Chief Executive Officer and Director
Ping Yu (1)(7)	45	Chief Financial Officer and Director
Dehong Yang (1)	52	President
Gene Xia (1)	54	Senior Vice President and Chief Architect of the product research & development center
Zengqiang Lan (1)	52	Senior Vice President
Qicheng Yang (1)	49	Senior Technical Advisor
John Dai (1)(3)(4)(8)	52	Director
Ming Zhu (2)(4)(5)(9)	56	Director
Roger Zhang (1)(3)(5)(6)(9)	55	Director
Roy Zhou (1)(3)(4)(5)(6)(9)	45	Director
____________
(1)
The individual’s business addresses are as follows:
a) c/o eFuture Information Technology Inc., C Cube Youth Cultural and Creative Park, 1 Fangjiacun, Chaoyang District, Beijing, 100124, China
b) c/o eFuture Information Technology Inc., A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, China.

(2)	Mr. Zhu’s business address is c/o RMCC Investments, LLC. 2800 Sugarberry Lane, Midlothian, VA 23113.
(3)	Member of audit committee
(4)	Member of compensation committee.
(5)	Member of corporate governance committee.
(6)	The appointment is effective since March 10, 2015.
(7)	Class II director whose term expires in 2016.
(8)	Class III director whose term expires in 2017.
(9)	Class I director whose term expires in 2015.

Adam Yan. Mr. Yan founded eFuture in 1997, and is currently the Company's Chairman. He was the CEO of the Company from 1997 to March 2015. He is also a member of the China Commerce Association for General Merchandise, the China Chain Store & Franchise Association and the China General Chamber of Commerce. Prior to founding eFuture, Mr. Yan was general manager of the Bangda Information Industry Center of Haikou Financial Bureau in Hainan Province from 1991 to 1997. From 1991 to 1994, he served as chief accounting software designer of Haikou Accounting Firm in Hainan Province. Mr. Yan holds a bachelor's degree in computer science and a master's degree in machine vision engineering from Chongqing University. He also studied accounting and finance at the Central University of Finance and Economics, Beijing. Mr. Yan has extensive executive experience in the software industry and provides the Company with valuable advice, strategic direction and insights into and industry trends.

David Ren. Mr. Ren is now CEO of the Company. He has served as a senior partner at Cybernaut Capital since 2006. He also served as Executive President of Shanshan Investment Holding Co., Ltd. from 2012 to 2014 and president of Shanghai Stock Exchange listed Ningbo Shanshan Co., Ltd. from 2011 to 2012. He also served as Vice Dean at Zhejiang University Innovation Institute, International from 2007 to 2011. He worked at Founder Group Corp. from 1993 to 2006. He was Vice President of Founder Holdings Company Limited and Chief Executive Officer of its Hong Kong-listed subsidiary Beijing Founder Electronics Co., Ltd, from 2001 to 2006, Vice President of Shanghai-listed Founder Technology Group Corp. from 1998 to 2001, and General Manager of Founder Group's Hangzhou branch from 1993 to 1998. Before joining Founder, Mr. Ren spent seven years as a university professor in Changjiang University. He holds a master’s degree in engineering from the Department of Electric Machine Engineering of Zhejiang University and a bachelor’s degree in engineering from the Department of Information Science and Electronic Engineering of Zhejiang University. Mr. Ren leverages his vast experience in the role of executives in the technology, media, telecom (“TMT”) sector and investment field to provide the company with key insights into financing and operation.

Ping Yu. Ms. Yu is CFO of eFuture Information Technology Inc. and has been serving as a director of the Company since January 2007. She was CFO of eFuture from 2007 to 2010. She was Chief Financial Officer of Prudent Energy from 2011 to 2014. Prior to joining Prudent, Ms. Yu was CFO of Lentuo International and led its successful NYSE IPO in 2010. She previously worked as an auditor and consultant with Golf &Wrobleski in New York, as well as gaining additional professional experience in the banking and real estate industries. Ms. Yu received her bachelor’s degree in accounting from Hubei University and her master’s degree in business administration from Rutgers University. She is a Certified Public Accountant in the United States. Ms. Yu's experience in both the U.S. and China makes her ideally placed to advise on finance and strategy.

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

Gene Xia. Mr. Xia has been Senior Vice President and Chief Architect of the product research & development center at eFuture Information Technology Inc., since August 1, 2013. From 1993 to 2013, Mr. Xia served many different positions such as software development engineer, store support operational manager, software architect and IT infrastructure strategy officer etc. at Walmart Stores Inc. From 1991 to 1993, he was a software developer at IBM Research Triangle Park in the US. Early in his career, he served as an engineer at Beijing Institute of auto-testing technology in Beijing. Mr. Xia holds a master’s degree in Computer Science from University of North Carolina and a bachelor’s degree in Electric Engineering from Hubei University. He also studied Computer Engineering at Tsinghua University and Beijing University of Technology at Beijing. Mr. Xia’s experience in software development greatly benefits our research and development as well as myStore business development.

Zengqiang Lan. Mr. Lan serves as Senior Vice President of the Company since 2013. He also serves as Executive President of eFuture Beijing since 2015. He was Vice President of eFuture Beijing from 2009 to 2012. Before he joined eFuture, he served as Vice President of CITIC 21CN Company Limited (00241.HK) from 2006 to 2009. From 2002 to 2005, he was General Manager of Hebei Business Computer Company. Mr. Lan holds a bachelor’s degree in electronic engineering from Harbin University of Commerce. Mr. Lan’s experience in management and sales is valuable to our business operation and growth.

Qicheng Yang. Prior to co-founding eFuture in 1997, Mr. Yang served as Chief Technology Officer of Hainan Fujie Industrial Inc., an information technology company delivering software and system integration services in Hainan Province, from 1995 to 1997. From 1993 to 1995, he was a manager in the system network department of Hainan ZhouliSci-Tech Industrial Inc. From 1990 to 1993, Mr. Yang taught computing at Huazhong University of Science and Technology. He holds a bachelor’s and a master’s degrees in automatic control from Huazhong University of Science and Technology. Mr. Yang’s extensive technical background provides eFuture with the leadership and experience needed to further develop its leading edge software and services solutions.

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

Ming Zhu. Mr. Zhu has served as a director since 2005, and he has been an international business consultant with RMCC Investment, LCC., a Richmond, Virginia based import/export consulting firm, since 1994. Mr. Zhu holds a bachelor's degree in English from Beijing Second Foreign Languages Institute and a master’s degree in tourism and business from Virginia Commonwealth University. Mr. Zhu draws on his extensive business and consulting background to offer advice on best practice and business development and expansion.

Roger Zhang. Mr. Roger Zhang, a U.S. Certified Public Accountant, is the Chief Financial Officer of EMAR Online Technology. Before joining EMAR, he served as Chief Financial Officer of China TransInfo Technology Corp., Ltd from 2011 to 2014. From 2009 to 2010, Mr. Zhang worked as the Chief Financial Officer of China Vocational Training Holdings Co., Ltd. From 2007 to 2008, Mr. Zhang worked as the Chief Financial Officer of Taizinai Group, a major company in China’s beverage market. From 2005 to 2007, Mr. Zhang was the Asia Pacific Controller of DraftFCB as well as the Asia Pacific Lead Area Controller of Interpublic Group of Companies, Inc. (DraftFCB's parent company), one of the world’s largest advertising and marketing services companies. From 2004 to 2005, Mr. Zhang was a Senior Analyst and Project Leader at MCI, Inc., now a telecommunications subsidiary of Verizon Communications Inc., a global broadband and telecommunications company. From 1997 to 2004, Mr. Zhang worked in several finance and accounting positions in the United States, including as a Senior Analyst in Atlanta at ACSI Network Technologies, a telecommunications company that specialized in fiber optic broadband services; Senior Auditor at Union Camp Corporation and International Paper, an American pulp and paper company and as a Staff Auditor at Deloitte &Touche's Atlanta, Georgia office. Mr. Zhang holds an MBA in accounting degree from J. Mack Robinson School of Business, Georgia State University, and Master of Arts in Economics from Georgia State University, and Master of Sciences in Environmental Science from East China Normal University in Shanghai. Mr. Zhang is highly qualified to provide advice on the financing and operation of eFuture, given his expertise on financing and extensive management experience.

Roy Zhou. Mr. Roy Zhou, currently serves as the CEO of Yoyi digital Inc., a leading provider in the multi-screen programmatic buying platform in China. Before Yoyi, Mr. Zhou served as the Head of Google AdSense from 2006 to 2011 in the Asia Pacific region. Previous to Google, Roy worked as the regional manager of 3Com Asia from 1999 to 2003, and was in charge of overall service business in North Asia region, including Mainland China, Hong Kong, Taiwan, and South Korea. Prior to 3Com, Roy was the Business Development Manager of Sun Microsystems China from 1996 to 1999, and was responsible for cultivating the service market, increasing revenue, developing channel strategy, and managing key partners. After college, Roy worked in the Ministry of Water Resources of the Chinese Government from 1991 to 1995, helping build the national flood control and dispatch system to improve the efficiency of flood control. He holds a Master of Business Administration of Haas School of Business, University of California-Berkeley. Mr. Roy Zhou’s rich work experience and in-depth knowledge of advertising is of significant value to the development of myStore and eFuture.

There are no family relationships among any of the persons named above, and there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any such person was selected as a director or member of senior management.

B.	Compensation

For the fiscal year ended December 31, 2014, we paid an aggregate compensation of RMB5.8 million (US$0.9 million) in cash to our executive officers. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We made contributions of RMB27.8 million (US$4.5 million) to statutory staff social benefit for all the employees including our executive officers for the fiscal year ended December 31, 2014.

Executive and Director Compensation

The following table shows the annual compensation paid by us to our executive officers and directors for the year ended December 31, 2014, which includes some bonus for the fiscal year 2013.

Annual Compensation for Year Ended December 31, 2014

Name	Salary		Bonus		All Other Compensation
Adam Yan		¥812,650		¥53,114	—
Chairman, Chief Executive Officer and Director
Dehong Yang		¥1,155,625		¥120,911	—
President
Deliang Tong (1)		¥120,000	¥		—
Ex-Director	$
Qicheng Yang		¥549,350		¥65,547	—
Chief Technology Officer
Hongjun Zou		¥628,050		¥64,336	—
Senior Vice President
Gene Xia		¥802,300		¥51,807	—
Senior Vice President
Zengqiang Lan		¥636,800		¥92,766	—
Senior Vice President
Tony Zhao (2)		¥364,035		¥39,835	—
CEO Assistant
Ping Yu (3)		¥284,497		—	—
Chief Financial Officer and Director
Ming Zhu		$11,200		—	—
Director
John Dai		$11,200		—	—
Director
Dennis O. Laing(4)		$10,000		—	—
Director
David Ren		$11,200		—	—
Director
____________
(1) Served as a Class I director through March 18, 2014.
(2) Served as CEO Assistant through December 31, 2014.
(3) Serve as Chief Financial Officer from October 10, 2014.
(4) Served as Class II director through August 22, 2014.

Incentive Compensation Plans

On April18, 2001, we adopted the 2001 Option Plan (the “2001 Plan”), under which 59,063 stock options were granted to key employees, each with an exercise price of $4.71, a contractual life of 11 years and evenly vested over a five-year period.

Under the 2001 Plan, our board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On January 31, 2007, we adopted the 2005 Option Plan Set One (the “2005 Plan I”), under which 65,875 stock options were granted to key employees (including directors and senior management who are key employees), each with an exercise price of $25.42, a contractual life of 10 years and evenly vested over a five-year period.

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

On December 11, 2009, we adopted a share incentive plan (the “2009 Plan”), which provided for the granting of share incentives, including Incentive Stock Option (ISO) and restricted shares to our key employees. Under the 2009 Plan, 175,000 stock options were granted to our key employees with an exercise price of $6.55 and a contractual life of 10 years,84,000 and 69,000 restricted shares are granted to members of the board of directors and senior management, respectively, with no cash consideration. Pursuant to the 2009 Plan, options and restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

The 2009 Plan is administered by our Nomination and Compensation Committee of the board of directors. The Nomination and Compensation Committee of the board of directors has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. Our board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On December 20, 2011, our shareholders approved our 2011 Share Incentive Plan (the “2011 Plan”), which provides for the granting of equity incentives, including stock options and restricted shares to our key employees. We have reserved a total of 393,745 ordinary shares for grant under the 2011 Plan in accordance with its terms. A description of the 2011 Plan is set forth in Proposal 2 of the Notice of Annual Meeting of Shareholders and Proxy Statement for the 2011 Annual General Meeting, filed as Exhibit 99.1 to the Company’s report on Form 6-K filed on November 30, 2011, and is incorporated herein by reference.

On May 23, 2012, we adopted the 2011 Plan. Under the 2011 Plan, options to purchase 253,000 shares were granted to our key employees with an exercise price of $4.56 and a contractual life of 8.61 years, 134,000 restricted shares were granted to senior management with no cash consideration. Pursuant to the 2011 Plan, options and restricted shares were evenly vested over a three-year period with the first 25% vested on the grant day.

The 2011 Plan is administered by our Nomination and Compensation Committee of the board of directors. The Nomination and Compensation Committee of the board of directors has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. Our board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On May 23, 2012, stock options to purchase 8,000 shares were granted to our key employees under the 2005 Plan II with an exercise price of $4.56 and a contractual life of 2.61 years. Pursuant to the 2005 Plan II, such stock options were 100% vested on the grant day.

On May 23, 2012, 3,000 restricted shares were granted to senior management under the 2009 Plan with no cash consideration. Pursuant to the 2009 Plan, such restricted shares were 100% vested on the grant day.

On May 23, 2012, 51,000 restricted shares were granted to members of the board of directors under the 2009 Plan with no cash consideration. Pursuant to the 2009 Plan, such restricted shares were evenly vested over a three-year period with the first 25% vested on the grant day.

On February 5, 2013, 10,000 restricted shares were granted to senior management under the 2011 Plan with no cash consideration. Pursuant to the 2011 Plan, such restricted shares were evenly vested over a three-year period with the first 25% vested on the grant day.

On August 15, 2013, our shareholders approved our 2013 Share Incentive Plan (the “2013 Plan”), which provides for the granting of equity incentives, including stock options and restricted shares to our key employees. We have reserved a total of 387,454 ordinary shares for grant under the 2013 Plan in accordance with its terms. A description of the 2013 Plan is set forth in Proposal 2 of the Notice of Annual Meeting of Shareholders and Proxy Statement for the 2013 Annual General Meeting, filed as Exhibit 99.1 to the Company’s report on Form 6-K filed on November 20, 2013, and is incorporated herein by reference. As of December 31, 2013, no options or restricted shares have been granted or issued.

The 2013 Plan is administered by our Nomination and Compensation Committee of the board of directors. The Nomination and Compensation Committee of the board of directors has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. Our board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On December 25, 2014, we adopted the 2013 Plan. Under the 2013 Plan, options to purchase 296,000 shares were granted to key employees with an exercise price of $4.39 and a contractual life of 8 years, 44,454 restricted shares were granted to senior management with no cash consideration. Pursuant to the 2013 Plan, options and restricted shares were evenly vested over a three-year period with the first 25% vested on the grant day.

On December 25, 2014, stock options to purchase 40,000 shares were granted to key employees under the 2009 Plan with an exercise price of $4.39 and a contractual life of 4 years. Pursuant to the 2009 Plan, such stock options were evenly vested over a three-year period with the first 25% vested on the grant day..

On December 25, 2014, 25,000 restricted shares were granted to senior management under the 2009 Plan with no cash consideration. Pursuant to the 2009 Plan, such restricted shares were evenly vested over a three-year period with the first 25% vested on the grant day.

On December 25, 2014, 68,004 restricted shares were granted to senior management under the 2011 Plan with no cash consideration. Pursuant to the 2011 Plan, such restricted shares were evenly vested over a three-year period with the first 25% vested on the grant day.

Summarized details of 2005 Plan I, 2005 Plan II, 2009 Plan, 2011 Plan and 2013 Plan are as follows.

	2005 Plan I	2005 Plan II		2009 Plan
	Option	Option	Option	Option	Restricted shares	Restricted shares	Option	Restricted shares
Total Option/Restricted Shares Granted	65,875	65,800	8,000	175,000	153,000	54,000	40,000	25,000
Grant Date	31-Jan-07	17-Sep-09	29-Jun-12	11-Dec-09	11-Dec-09	23-May-12	25-Dec-14	25-Dec-14
Exercise Price	$25.42	$11.71	$4.56	$6.55	N/A	N/A	$4.39	N/A
Vesting Period	5 years	5 years	cliff vest	3 years	3 years	3 years	3 years	3 years
Vesting Terms	20%	20%	100%	25%(1)	25%(1)	25%(1)	25%(1)	25%(1)
Expired Period	10 years	10 years	2.61 years	10 years	N/A	N/A	4 years	N/A
Grant date fair value per option/restricted share	$25.72	$8.27	$1.64	$5.02	$6.55	$4.56	$1.80	$4.39

	2011 Plan			2013 Plan
	Option	Restricted shares	Restricted shares	Option	Restricted shares
Total Option/Restricted Shares Granted	253,000	134,000	68,004	296,000	44,454
Grant Date	29-Jun-12	29-Jun-12	25-Dec-14	25-Dec-14	25-Dec-14
Exercise Price	$4.56	N/A	N/A	$4.39	N/A
Vesting Period	3 years	3 years	3 years	3 years	3 years
Vesting Terms	25%(1)	25%(1)	25%(1)	25%(1)	25%(1)
Expired Period	8.61 years	N/A	N/A	8 years	N/A
Grant date fair value per option/restricted share	$1.92	$3.21	$4.39	$2.27	$4.39
______________
(1)	Vesting occurs on the following schedule: (a) 25% on the grant date and (b) 25% on each anniversary of the grant date

Total compensation cost for share-based payment arrangement recognized for the years ended December 31, 2012, 2013 and 2014 were RMB5.8 million, RMB1.5 million and RMB3.3 million (US$0.5 million), respectively.

As of December 31, 2014, the total compensation cost related to stock options and restricted shares not yet recognized were RMB3.5 million (US$0.6 million) and RMB2.9 million (US$0.5 million), respectively, which are expected to be recognized over a weighted average period of 2.82 years and 2.76 years, respectively.

C.	Board Practices

See information provided in response to Item 6.A. above as to the current directors and the expiration of current director terms.

Board of Directors and Board Committees

Our board of directors presently consists of seven members. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes. Class I directors shall face re-election at our annual general meeting of shareholders in 2015 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2016 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2017 and every three years thereafter.

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

Currently, three committees have been established under the board: the audit committee, the compensation committee and the corporate governance committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. For the fiscal year ended 2014, the audit committee consisted of Mr. Ren, Mr. Dai and Mr. Laing. The audit committee presently consists of Mr. Zhang, Mr. Dai and Mr. Zhou.

The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all other forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). For the fiscal year ended 2014, the compensation committee consisted of Mr. Dai, Mr. Ren and Mr. Zhu. The compensation committee presently consists of Mr. Dai, Mr. Zhu and Mr. Zhou.

The corporate governance committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. For the fiscal year ended 2014, the corporate governance committee consisted of Mr. Zhu, Mr. Ren and Mr. Dai. The corporate governance committee presently consists of Mr. Zhu, Mr. Zhang and Mr. Zhou.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There are no family relationships among any of the persons named above, and there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any such person was selected as a director or member of senior management.

D.	Employees

As of December 31, 2014, we had 744 employees, all of whom were based in China. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement. As of December 31, 2014, 2013 and 2012, we had 744, 890 and 822 employees, respectively.

	December 31, 2012	December 31, 2013	December 31, 2014
Total	822	890	744
General & Administrative	71	84	60
Sales & Marketing	85	102	74
Research & Development	144	165	159
Software Development & Services	522	539	451

E.	Share Ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares and options as of the date of this annual report, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 5,413,091 ordinary shares, which includes 4,791,376 ordinary shares currently outstanding and 621,715 restricted shares and options to purchase ordinary shares which have vested or will vest within 60 days. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)

Adam Yan (3)	750,282	13.86%
David Ren (4)	250,000	4.62%
Ping Yu (5)	122,000	2.25%
Dehong Yang (6)	67,500	1.25%
Gene Xia	*	*
Qicheng Yang (7)	58,944	1.09%
HongjunZou (8)	187,908	3.47%
ZengqiangLan (9)	170,000	3.14%
Deliang Tong	*	*
John Dai	*	*
Ming Zhu	*	*
All directors and executive officers as a group (11 people) (10)	1,678,334	31.01%
___________
* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary share.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying currently exercisable options held by such person.

(3)
Includes (i) 591,427 ordinary shares; (ii) 152,604 ordinary shares through eFutureInc, whose beneficial owner is Adam Yan; (iii) currently exercisable 6,250 vested restricted shares held in the brokerage account of the administrator of the issuer’s share incentive plan.

(4)	Includes 250,000 ordinary shares.
(5)	Includes (i) 100,000 ordinary shares; (ii) currently exercisable 22,000 vested restricted shares held in the brokerage account of the administrator of the issuer’s share incentive plan.
(6)	Includes (i) 10,000 ordinary shares; (ii) currently exercisable 57,500 vested restricted shares held in the brokerage account of the administrator of the issuer’s share incentive plan.
(7)	Includes (i) 37,444 ordinary shares; (ii) currently exercisable 21,500 vested restricted shares held in the brokerage account of the administrator of the issuer’s share incentive plan.
(8)	Includes (i) 164,043 ordinary shares; (ii) currently exercisable 23,865 vested restricted shares held in the brokerage account of the administrator of the issuer’s share incentive plan.
(9)	Includes (i) 150,000 ordinary shares; (ii) currently exercisable 20,000 vested restricted shares and options held in the brokerage account of the administrator of the issuer’s share incentive plan.
(10)	Includes (i) 1,466,219 ordinary shares; (ii) currently exercisable 212,115 vested restricted shares and options held in the brokerage account of the administrator of the issuer’s share incentive plan.

Share Incentive Plan

As of December 31, 2014, we had four share incentive plans in effect. No share was reserved under our 2009 Share Incentive Plan, 9,866 shares were reserved under our 2011 Share Incentive Plan and 49,000 shares were reserved under our 2013 Share Incentive Plan. The following table displays the number of shares outstanding under each plan that have been granted and the number remaining under each plan as of the date of filing.

	2009 Share Incentive Plan	2011 Share Incentive Plan	2013 Share Incentive Plan
Shares Granted under Plan (1)	332,000	383,879	338,454
Remaining Shares Available under Plan(2)	-	9,866	49,000
Total	332,000	393,745	387,454
_______________
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

The following table sets forth information with respect to beneficial ownership of our ordinary shares and options as of the date of this annual report, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 5,413,091 ordinary shares, which includes 4,791,376 ordinary shares currently outstanding and 621,715 restricted shares and options to purchase ordinary shares which have vested or will vest within 60 days. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)

Adam Yan (3)	750,282	13.86%
Zhu-Xu 2006 Charitable Remainder Unitrust	397,175	7.34%
___________
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such person.
(3)
Includes (1) 591,427 ordinary shares; (2) 152,604 ordinary shares through eFuture Inc, whose beneficial owner is Adam Yan; (3) currently exercisable 6,250 vested restricted shares held in the brokerage account of the administrator of the issuer’s 2009 share incentive plan.

B.	Related Party Transactions

The Company did not enter into any related party transactions in the year ended December 31, 2014.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.                      Financial Information

A.	Consolidated Statements and Other Financial Information

The consolidated financial statements of eFuture Information Technology Inc. are included at the end of this annual report, beginning with page F-1.

Legal and Administrative Proceedings

On October 19, 2011, the plaintiff, Microsoft Corporation, filed four software copyright infringement claims against eFuture Beijing at Wuhan Intermediate People’s Court. On December 4, 2012, the Wuhan Intermediate People’s Court rendered four court judgments against eFuture Beijing. The four court judgments awarded Microsoft monetary damages as well as reimbursement of the legal expenses and reasonable expenses of RMB3,944,898 in total. On March 28, 2013, eFuture Beijing entered into a confidential dispute settlement (the “Settlement Agreement”) with Microsoft Corporation in respect to Microsoft’s claims of product infringement against the Company. The settlement resolved all claims between the parties and the amount of the settlement was lower than the judgment previously awarded to Microsoft Corporation. We do not believe its obligations under the Settlement Agreement will have a material adverse effect on our business, operations or financial results. The Company made provision of such obligations under the Settlement Agreement as of December 31, 2012.

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

B.	Significant Changes

The Company completed a private placement sale of 798,000 ordinary shares to Mr. Adam Yan, Chairman, Mr. David Ren, Chief Executive Officer, Ms. Ping Yu, Chief Finance Officer and other individuals for US$3.2 million (or $ 4.0345 per share) in cash on April 13, 2015. For further details, please refer to the Form 6-K filed on April 20, 2015. Other than disclosed as described above, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.                      The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “EFUT.” The following table sets forth the high and low market prices for (i) the Company’s most recent five fiscal years, (ii) the quarterly periods for the Company’s last two fiscal years and the first two quarters of 2013, and (iii) the most recent six months on a monthly basis.

Full Financial Years	Low	High

January 1, 2014 – December 31, 2014	$3.22	$6.25
January 1, 2013 – December 31, 2013	$2.55	$4.87
January 1, 2012 – December 31, 2012	$3.06	$5.24
January 1, 2011 – December 31, 2011	$3.18	$6.05
January 1, 2010 – December 31, 2010	$4.35	$7.39

Fiscal Quarters	Low	High

April 1, 2015 – April 21, 2015	$3.96	$4.47
January 1, 2015 – March 31, 2015	$3.76	$4.70
October 1, 2014 – December 31, 2014	$3.87	$4.60
July 1, 2014 – September 30, 2014	$3.90	$5.18
April 1, 2014 – June 30, 2014	$3.22	$5.99
January 1, 2014 – March 31, 2014	$4.44	$6.25
October 1, 2013 – December 31, 2013	$3.52	$4.87
July 1, 2013 – September 30, 2013	$2.55	$4.16
April 1, 2013 – June 30, 2013	$2.56	$3.53
January 1, 2013 – March 31, 2013	$2.91	$4.19

Monthly	Low	High

April 2015 (through April 21, 2014)	$3.96	$4.47
March 2015	$3.88	$4.70
February 2015	$3.84	$4.20
January 2015	$3.76	$4.22
December 2014	$4.22	$4.50
November 2014	$3.91	$4.52

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “EFUT.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.                     Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C.20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

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

Foreign Exchange Risk

Virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Any significant revaluation of RMB against the U.S. dollar may materially affect our revenues, earnings and financial position in U.S. dollars. The RMB appreciated by 2.8% and depreciated by 2.4% against the U.S. dollar in 2013 and 2014, respectively, and the exchange rate between the RMB and the U.S. dollar was relatively stable in 2012. If the Renminbi appreciates or depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will be subject to change. See “Risk Factors — Fluctuation of the Renminbi could materially affect our financial condition and results of operations.”

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively. The Chinese government may introduce measures in the future intended to reduce the inflation rate in China.  We cannot assure you that these measures will not have a significant impact on our business.  Any such measures may not be successful or immediately effective in reducing or slowing the increase in China’s inflation rate.  Sustained or increased inflation in China may have an impact on China’s economy and our customers, which may adversely affect our business and financial results.

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

According to the PRC Corporate Income Tax Law, or the CIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the CIT Law, foreign-invested enterprises and domestic enterprises are subject to corporate income tax, at a uniform rate of 25%. The CIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rates according to the effective tax laws and regulations gradually transitioned to the uniform 25% CIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the CIT Law if they qualify as “high and new technology enterprises strongly supported by the state,” subject to certain general factors described in the CIT Law and the related regulations.

In December 2008, our subsidiary eFuture Beijing was designated as “High and New Technology Enterprises” under the CIT Law, which entitles it to a preferential enterprise income tax rate of 15% from 2008 to 2014. eFuture Hainan was subject to a 25% tax rate in 2014.

The CIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC CIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2014, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

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

Based upon that evaluation, our management has concluded that as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the framework set forth in the report entitled “Internal Control - Integrated Framework” issued in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring. Based on that evaluation, management concluded that these controls were effective at December 31, 2014.

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to the rules of SEC that permit us to provide only management’s report in this Annual Report on Form 20-F.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Item 16.                      [Reserved]

Item 16A.                      Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Roger Zhang qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market standards. Mr. Ren is not deemed to be an “expert” for any purpose, including for purposes of section 11 of the Securities Act of 1933, as a result of being designated as an audit committee financial expert, and this designation does not impose on Mr. Zhang any duties, obligations or liability that are greater than those imposed on him as a member of the Audit Committee and Board of Directors in the absence of that designation.

The Company’s Board of Directors has also determined that Mr. Zhang and the other members of the Audit Committee are all “independent” in accordance with the applicable NASDAQ Capital Market standards.

Item 16B.                      Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s employees, including its principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. A copy of the Code of Business Conduct and Ethics was filed as an exhibit to our 2006 Annual Report. In addition, the Company has posted this information on its website at www.e-future.com.cn. Nothing on the Company’s website is part of or deemed to be incorporated by reference into this Annual Report on Form 20-F. The Company will provide any person a copy of its Code of Business Conduct and Ethics, without charge, upon request. Such request should be addressed to:

eFuture Information Technology Inc.
A1103, A1105, A1106-07, Building A, Chengjian Plaza
No. 18 Beitaipingzhuang Road
Haidian District
Beijing, 100088, People’s Republic of China
Attention: Secretary

Item 16C.                      Principal Accountant Fees and Services

Audit Fees

For the years ended December 31, 2013 and 2014, we incurred in the aggregate amounts of RMB1,250,000and RMB1,280,000 (US$206,299), respectively, for the annual audit of our financial statements, which was billed by Grant Thornton China.

Audit Related Fees

There were no audit related fees incurred for fiscal years 2013 and 2014.

Tax and All Other Fees

We did not pay Grant Thornton China any fees for tax or other services for fiscal years 2013 and 2014, respectively.

Audit CommitteePre-Approval Policies and Procedures

Our Audit Committee has the sole authority to approve all audit engagement fees and terms, and the Audit Committee, or as member of the Audit Committee, must pre-approve any audit and non-audit service provided to the Company by the Company’s independent auditor. Our Audit Committee approved all of the services provided by Grant Thornton China for fiscal year 2013 and 2014, respectively.

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

Item 19.                      Exhibits

1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on June 21,2005)

1.2
Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (incorporated by reference to Exhibit 3.3 of the Registrant’s Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on October 18,2005)

2.1	Specimen Certificate for Ordinary shares(incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on August 22,2005)
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
4.7
Acquisition of Crownhead Holdings Ltd. And Royalstone System Integrated Co., Ltd (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K filed with the SEC on August 15, 2007)

4.8
English translation of Equity Transfer Agreement dated as of July 16, 2010 between Tingchao Zhao (the nominee of the Registrant) and Boyong Jiang(incorporated by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.9
English translation of Equity Transfer Agreement dated as of March 13, 2011 between Xuejun Zhang (the nominee of the Registrant) and Haibo Wang(incorporated by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.10
Loan Agreement dated as of January 18, 2011 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.11
Loan Agreement dated as of January 18, 2011 between eFuture Beijing and Hongjun Zou, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.12
Share Pledge Agreement dated as of January 18, 2011 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.13
Share Pledge Agreement dated as of January 18, 2011 between eFuture Beijing and Hongjun Zou, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.14
Exclusive Option Agreement dated as of January 18, 2011 between eFuture Beijing, Weidian and Xuejun Zhang, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.15
Exclusive Option Agreement dated as of January 18, 2011 between eFuture Beijing, Weidian and Hongjun Zou, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.16
Exclusive Business Cooperation Agreement dated as of January 18, 2011 between eFuture Beijing and Weidian(incorporated by reference to Exhibit 4.16 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.17
Supplemental Agreement to Exclusive Business Cooperation Agreement dated as of April 23, 2012 between eFuture Beijing and Weidian(incorporated by reference to Exhibit 4.17 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.18
Power of Attorney dated as of January 18, 2011 issued by Xuejun Zhang, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.18 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.19
Power of Attorney dated as of January 18, 2011 issued by Hongjun Zou, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.19 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on June 28, 2007)
12.1*	Section 302 Certification of Adam Yan
12.2*	Section 302 Certification of Ping Yu
13.1*	Section 906 Certification of Adam Yan
13.2*	Section 906 Certification of Ping Yu
15.1*	Consent of Independent Registered Public Accounting Firm
______________
*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 24th day of April, 2014.

EFUTURE INFORMATION TECHNOLOGY INC.

By:	/s/ Adam Yan
Name:	Adam Yan
Title:	Chairman (Principal Executive Officer)

Date: April 24, 2014
By:	/s/ Ping Yu
Name:	Ping Yu
Title:	Chief Financial Officer (Principal Financial Officer)

Date: April 24, 2014

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders eFuture Information Technology Inc.

We have audited the accompanying consolidated balance sheets of eFuture Information Technology Inc. (a Cayman Islands corporation) and its subsidiaries and variable interest entity (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eFuture Information Technology Inc. and its subsidiaries and variable interest entity as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON

Beijing, People’s Republic of China
April 24, 2015

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2013 AND 2014

		Chinese Yuan (Renminbi)		U.S. Dollars
		December 31,		December 31,
	Note	2013	2014	2014
ASSETS
Current assets
Cash and cash equivalents		¥62,620,652	¥64,558,916	$10,405,008
Trade receivables, net of allowance for doubtful accounts of ¥3,682,874 and ¥4,502,766($725,714), respectively	3	26,436,484	40,889,759	6,590,233
Refundable value added tax		2,047,262	6,765,916	1,090,468
Advances to employees		1,448,742	1,117,272	180,072
Other receivables		2,094,282	2,474,076	398,749
Prepaid expenses		1,237,347	1,554,052	250,468
Inventory and work in process, net of inventory provision of ¥3,415,570 and ¥4,356,091($702,074), respectively	4	19,900,382	14,560,195	2,346,677
Deferred tax assets, current portion	14	7,494,956	7,046,782	1,135,735
Total current assets		123,280,107	138,966,968	22,397,410
Non-current assets
Long-term investments, net of impairment of ¥240,000 and ¥240,000($38,681), respectively	13	-	-	-
Property and equipment, net of accumulated depreciation of ¥8,134,647 and ¥9,515,986($1,533,699), respectively	5	3,498,773	3,279,483	528,557
Intangible assets, net of accumulated amortization of ¥76,424,196 and 80,190,029($12,924,287), respectively	6	33,601,807	40,294,260	6,494,256
Goodwill	6	80,625,667	80,625,667	12,994,498
Deferred tax assets	14	980,504	919,637	148,219
Total non-current assets		118,706,751	125,119,047	20,165,530
Total assets		¥241,986,858	¥264,086,015	$42,562,940

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loans	7	¥-	¥10,692,003	$1,723,238
Trade payables		11,999,261	12,509,613	2,016,184
Other payables	8	18,381,881	17,978,021	2,897,531
Accrued expenses	9	22,237,200	24,685,555	3,978,589
Taxes payable		15,608,001	16,128,358	2,599,419
Advances from customers		54,070,691	51,661,078	8,326,255
Total current liabilities		122,297,034	133,654,628	21,541,216

Commitments and contingencies	16

Shareholders’ Equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,921,176 shares and 3,989,626 shares issued and outstanding, respectively	10	2,326,182	2,357,978	380,037
Additional paid-in capital	10	231,082,930	234,405,541	37,779,316
Statutory reserves		7,569,001	8,574,634	1,381,980
Accumulated deficits		(121,288,289)	(114,906,766)	(18,519,609)
Total shareholders’ equity		119,689,824	130,431,387	21,021,724
Total liabilities and shareholders’ equity		¥241,986,858	¥264,086,015	$42,562,940

See the accompanying notes to the consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

		Chinese Yuan (Renminbi)			U.S. Dollars
		For the Years Ended December 31,			For the Year Ended December 31,
	Note	2012	2013	2014	2014
Revenues
Software revenue		¥79,535,451	¥67,872,447	¥83,693,264	$13,488,906
Hardware revenue		28,460,810	28,155,097	5,948,379	958,705
Service fee revenue		90,358,608	101,905,255	129,812,064	20,921,906
Total revenues		198,354,869	197,932,799	219,453,707	35,369,517

Cost of revenues
Cost of software revenue		(26,651,708)	(11,989,808)	(19,599,743)	(3,158,905)
Cost of hardware revenue		(23,862,880)	(23,188,160)	(6,032,868)	(972,322)
Cost of service fee revenue		(62,409,787)	(79,532,929)	(96,712,746)	(15,587,265)
Amortization of acquired customer relationships and softwares		(4,157,333)	(286,000)	-	-
Amortization of software costs		(2,767,041)	(3,367,180)	(3,765,833)	(606,942)
Total cost of revenues		(119,848,749)	(118,364,077)	(126,111,190)	(20,325,434)

Gross profit		78,506,120	79,568,722	93,342,517	15,044,083

Operating expenses
Research and development expenses		(3,737,959)	(7,247,250)	(8,017,819)	(1,292,238)
General and administrative expenses		(32,799,689)	(33,794,971)	(27,369,028)	(4,411,087)
Selling and distribution expenses		(40,448,601)	(46,366,677)	(47,339,529)	(7,629,747)
Total operating expenses		(76,986,249)	(87,408,898)	(82,726,376)	(13,333,072)

Income (Loss) from operations		1,519,871	(7,840,176)	10,616,141	1,711,011

Other income (expenses)
Interest income		497,457	332,299	564,750	91,021
Interest expense		-	-	(164,171)	(26,460)
Gains on derivative liabilities		3,168	-	-	-
Other income (expenses)		(2,027,354)	449,787	587,836	94,742
Foreign currency exchange gain (loss)		(5,328)	(106,124)	7,649	1,233
Income (Loss) before income tax		(12,186)	(7,164,214)	11,612,205	1,871,547
Less: Income tax expense	14	4,497,430	287,296	4,225,049	680,954
Net income (loss)		¥(4,509,616)	¥(7,451,510)	¥7,387,156	$1,190,593
Earnings (Loss) per ordinary share	15
Basic		¥(1.07)	¥(1.76)	¥1.77	$0.29
Diluted		¥(1.07)	¥(1.76)	¥1.71	$0.28
Basic weighted average shares outstanding		4,213,318	4,224,676	4,173,014	4,173,014
Fully diluted weighted average shares outstanding		4,213,318	4,224,676	4,308,516	4,308,516

See the accompanying notes to the consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Chinese Yuan (Renminbi)
	Ordinary Shares		Additional
	Shares	Amount	Paid-in Capital	Treasury Stocks	Statutory Reserves	Accumulated Deficits	Total
Balance as of January 1, 2012	3,977,221	¥2,353,068	¥225,411,222	¥-	¥3,305,527	¥(105,063,689)	¥126,006,128
Ordinary shares repurchase	-	-	-	(1,602,451)	-	-	(1,602,451)
Share-based compensation expense	-	-	5,784,391	-	-	-	5,784,391
Appropriation to statutory reserves of eFuture Beijing	-	-	-	-	2,608,857	(2,608,857)	-
Net loss	-	-	-	-	-	(4,509,616)	(4,509,616)
Balance as of December 31, 2012	3,977,221	¥2,353,068	¥231,195,613	¥(1,602,451)	¥5,914,384	¥(112,182,162)	¥125,678,452
Ordinary shares repurchase	(65,045)	(31,070)	(1,571,381)	1,602,451	-	-	-
Issuance of vested restricted shares	9,000	4,184	(4,184)	-	-	-	-
Share-based compensation expense	-	-	1,462,882	-	-	-	1,462,882
Appropriation to statutory reserves of eFuture Beijing	-	-	-	-	1,654,617	(1,654,617)	-
Net loss	-	-	-	-	-	(7,451,510)	(7,451,510)
Balance as of December 31, 2013	3,921,176	¥2,326,182	¥231,082,930	¥-	¥7,569,001	¥(121,288,289)	¥119,689,824
Exercise of options by employees	2,000	925	54,880	-	-	-	55,805
Issuance of vested restricted shares	66,450	30,871	(30,871)	-	-	-	-
Share-based compensation expense	-	-	3,298,602	-	-	-	3,298,602
Appropriation to statutory reserves of eFuture Beijing	-	-	-		1,005,633	(1,005,633)	-
Net income	-	-	-	-	-	7,387,156	7,387,156
Balance as of December 31, 2014	3,989,626	¥2,357,978	¥234,405,541	¥-	¥8,574,634	¥(114,906,766)	¥130,431,387

	U.S. Dollars
	Ordinary Shares		Additional
	Shares	Amount	Paid-in Capital	Treasury Stocks	Statutory Reserves	Accumulated Deficits	Total
Balance as of January 1, 2014	3,921,176	$374,912	$37,243,809	$-	$1,219,902	$(19,548,124)	$19,290,499
Exercise of options by employees	2,000	149	8,845	-	-	-	8,994
Issuance of vested restricted shares	66,450	4,976	(4,976)	-	-	-	-
Share-based compensation expense	-	-	531,638	-	-	-	531,638
Appropriation to statutory reserves of eFuture Beijing	-	-	-	-	162,078	(162,078)	-
Net income	-	-	-	-	-	1,190,593	1,190,593
Balance as of December 31, 2014	3,989,626	$380,037	$37,779,316	$-	$1,381,980	$(18,519,609)	$21,021,724

See the accompanying notes to the consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2012	2013	2014	2014
Cash flows from operating activities:
Net income (loss)	¥(4,509,616)	¥(7,451,510)	¥7,387,156	$1,190,593
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities:
Depreciation of property and equipment	1,956,728	1,897,003	1,804,164	290,778
Amortization of intangible assets	6,924,374	3,653,180	3,765,833	606,942
Gains on derivative liabilities	(3,168)	-	-
Loss on disposal of property and equipment	6,959	9,008	26,165	4,217
Provision for doubtful accounts	2,290,370	1,874,355	1,962,403	316,282
Provision for loss in inventory and work in process	2,602,925	5,561,134	8,302,435	1,338,110
Share-based compensation expense	5,784,391	1,462,882	3,298,602	531,638
Deferred income taxes	(8,892,940)	(619,250)	509,041	82,043
Foreign currency exchange loss (gain)	5,329	35,280	(7,649)	(1,233)
Changes in assets and liabilities:
Trade receivables	(7,568,236)	(3,305,936)	(16,765,678)	(2,702,136)
Refundable value added tax	1,950,214	2,953,447	(4,718,654)	(760,509)
Advances to employees	383,432	(82,747)	331,470	53,423
Advances to suppliers	57,340	-	-	-
Other receivables	508,497	662,879	(29,794)	(4,802)
Prepaid expenses	330,617	(102,745)	(316,705)	(51,044)
Inventory and work in process	6,098,833	(6,161,784)	(2,962,248)	(477,428)
Trade payables	5,048,244	(5,549,585)	510,352	82,254
Other payables	4,395,121	1,461,460	(403,860)	(65,090)
Accrued expenses	10,732,163	(2,959,076)	2,448,355	394,603
Taxes payable	11,923,172	(520,905)	683,881	110,222
Advances from customers	(2,134,102)	6,551,079	(2,409,613)	(388,359)
Net cash provided by (used in) operating activities	¥37,890,647	¥(631,831)	¥3,415,656	$550,504

Cash flows from investing activities:
Purchases of property and equipment	(2,117,218)	(1,052,469)	(1,789,314)	(288,385)
Payments for intangible assets	(11,949,602)	(15,038,783)	(10,458,286)	(1,685,570)
Cash received from disposal of property and equipment	240	5,650	14,751	2,377
Net cash used in investing activities	¥(14,066,580)	¥(16,085,602)	¥(12,232,849)	$(1,971,578)

See the accompanying notes to the consolidated financial statements.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014 (CONTINUED)

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2012	2013	2014	2014
Cash flows from financing activities:
Proceeds from short-term loans	¥-	¥-	¥10,692,003	$1,723,238
Proceeds from exercise of options by employees	-	-	55,805	8,994
Cash paid for ordinary shares repurchase	(1,602,451)	-	-	-
Net cash provided by (used in) financing activities	¥(1,602,451)	¥-	¥10,747,808	$1,732,232
Effect of exchange rate changes on cash and cash equivalents	(5,329)	(35,280)	7,649	1,233
Net increase (decrease) in cash and cash equivalents	22,216,287	(16,752,713)	1,938,264	312,391
Cash and cash equivalents at beginning of year	57,157,078	79,373,365	62,620,652	10,092,617
Cash and cash equivalents at end of year	¥79,373,365	¥62,620,652	¥64,558,916	$10,405,008

Supplemental cash flow information
Interest paid	¥-	¥-	¥164,171	$26,460
Income tax paid	¥1,571,915	¥3,796,612	¥3,736,424	$602,202

See the accompanying notes to the consolidated financial statements.

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

The Company acquired control over 100% of the equity interests in Beijing Changshengtiandi Ecommerce Co., Ltd. through certain nominees on January 18, 2011. Beijing Changshengtiandi Ecommerce Co., Ltd. was renamed as Beijing Weidian Internet Service Co. Ltd. (“Weidian”) in March 2014. Weidian was treated as a variable interest entity (“VIE”) for the years ended December 31, 2012, 2013 and 2014 (see note 12).

On December 20, 2012, the wholly owned subsidiary eFuture (Hainan) Royalstone Information Technology Inc. (“eFuture Hainan”) was incorporated in Hainan Province, PRC by the Company. Since its incorporation, eFuture Hainan has not generated substantial business.

The Company, its subsidiaries and VIE are collectively referred to as the “Group”.

Nature of Operations
The Group is mainly engaged in developing and selling Enterprise Resource Planning (ERP) software and providing ONE-STOP solutions for distribution, retail and logistics businesses focused on the supply chain front market for manufacturers, retailers, distributors and third party logistics, and in providing the related system integration service and technical training services. Systems integration services involve system design and system implementation through the application of the software together with certain purchased hardware from third-parties, as well as ongoing technical supporting services. Revenues are generated solely from sales to customers in China.

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

Principles of Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE for which the Company is the primary beneficiary. All significant transactions and balances among the Company, its subsidiaries and VIE have been eliminated upon consolidation.

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

The Company applies guidance that requires certain VIE to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

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

 EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Convenience Translation
The consolidated financial statements as of and for the year ended December 31, 2014 have been translated into U.S. dollars (“US$” or “$”) solely for the convenience of the reader. Translations of amounts from RMB into US$ have been calculated at the exchange rate of RMB6.2046 per US$1.00, as published on the website of the Federal Reserve Bank of New York as at December 31, 2014. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted, realized or settled into U.S. dollars at that rate on December 31, 2014, or at any other rate.

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

The carrying amount of cash and cash equivalents, trade receivables, other receivables, refundable value added tax, advances to employees, prepaid expenses, short-term loans, trade payables, taxes payable, other payables, accrued expenses and advances from customers approximate their fair values due to their immediate or short-term nature.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash on hand and demand deposits with original maturities of no more than three months. As of December 31, 2014, the Group has RMB64.6 million (US$10.4 million) in cash and cash equivalents, 99.1% and 0.9% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively, without a single bank or financial institution holding a substantial amount of the balances.

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those faces a material credit crisis. The Group does not foresee substantial credit risk with respect to cash and cash equivalents held at the PRC state-owned banks. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was The Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Group has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Group selected reputable international financial institutions with high ratings to place its foreign currencies. The Group regularly monitors the rating of the international financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

 EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Trade and Other receivables, net
Trade receivables, net are stated at the amount management expects to collect from outstanding balances. An estimate for doubtful accounts is made when the collection is doubtful and a loss is probable and estimable. The Group maintains an allowance for potentially uncollectible trade receivables based on its assessment of the collectability of trade receivables. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s past payment history, its current credit-worthiness and current economic trends. Any adverse changes in these factors could require additional provisions be made.

As of December 31, 2014, no customer individually accounted for more than 10% of total trade receivables.

Other receivables consist of miscellaneous items arising from transactions with non-trade customers.

The Group writes off receivables when they are deemed uncollectible, and payments subsequently received on the receivables for which doubtful accounts were specifically provided are recognized as other income in the consolidated financial statements.

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

Provisions are made for excess, slow moving and obsolete purchased hardware and software held for resale, as well as for inventories and work in process with carrying values in excess of net realizable value. The Group uses the future selling price less the estimated taxes and future expenditure as the estimates of net realizable value on a contract by contract basis. The future expenditure is calculated on a basis of the pay rate of engineers and the estimated working hours. If there are any significant changes in the estimates, provisions may differ materially.

Long-term Investments
The Group accounts for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. For equity investments over which the Group does not have significant influence, cost method accounting is used.

On March 15, 2010, the Company acquired 15% of the equity interest of cFuture with total cash consideration of RMB240,000. The Company is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. As of December 31, 2011, the Company determined that such events and changes occurred and were other-than-temporary. Thus, impairment of RMB240,000 was made to write down the asset to its fair value and take the corresponding charge to the consolidated statements of operations during the year ended December 31, 2011.

  EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

Motor vehicles (years)	5
Leasehold improvements (years)	shorter of 3 or Lease Term
Office equipment (years)	4
Communication equipment (years)	4
Software (years)	4

The cost of maintenance and repairs is charged to expense as incurred and major improvements are capitalized. Gains or losses on sales or retirements are included in the operation results in the year of disposition.

Intangible Assets - Computer Software Costs and Research and Development
The Group charges all development costs to research and development expenses which include salaries, contractor fees, utilities, administrative expenses and other allocated expenses until technological feasibility has been established. Technological feasibility is established when a detail program design or working model is completed. After reaching technological feasibility, additional software costs are capitalized until the software is available for general release to customers. The capitalized software development expenditures are subject to amortization which is the greater of the amounts computed on a straight-line basis over its remaining estimated economic lives or the ratio that current gross revenues bear to the total of current and anticipated future gross revenues for a capitalized software developed by ourselves. The subsequent expenditure in connection with major upgrade for the developed intangible assets is capitalized as incurred.

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

The Group’s policy requires the customers to make payments before delivery has occurred or service has been rendered. Such unearned amounts billed to customers are recorded as advances from customers in the Group’s consolidated financial statements, until the above criteria have been met.

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

 EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For software sales, the Group recognizes revenues in accordance with ASC 985-605, Software Revenue Recognition. Revenue from perpetual (one-time charge) licensed software is recognized at the inception of the license term. Revenue from term (monthly license charge) arrangements is recognized on a subscription basis over the period that the customer is using the license. The Group does not provide any rights of return or warranties on software.

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

Hardware
Revenue from hardware sales is recognized when the product is shipped to the customer and there are no unfulfilled obligations that affect the customer’s final acceptance of the arrangement. If hardware deliverable is one of the elements in a multiple-elements arrangement, the Group recognizes revenues in accordance with ASC subtopic 605-25 (“ASC 605-25”),  Revenue recognition: Multiple-Element Arrangements. Because generally the hardware is a standalone sale and the software components are not essential to the functionality of hardware, revenue of hardware is carved out from the total consideration based on best estimated selling price which is cost plus a reasonable margin. The software components are within the scope of ASC 985-605, which should apply the same method as software deliverables.

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

For those contracts containing multiple-delivery elements of software, customization, training and 1 year maintenance service, residual method under ASC985-605 is adopted. Vendor-specific objective evidence is only established for maintenance service by the renewal contract quoted at certain percentage of original contract price. There was no vendor-specific objective evidence established for other deliverables. If contract only contains a completion date, then upon the date obtained the "Final Acceptance Report" from customer, part of contract amount is recognized as revenue based on the completion method; the remaining part will be recognized evenly over the free maintenance service period.

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

Advertising Costs
Advertising costs are expensed when incurred. Total advertising expenses were RMB43,900, RMB274,326 and RMB 100,547(US$16,205) for the years ended December 31, 2012, 2013 and 2014, respectively.

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

The Group adopted the provisions of ASC subtopic 740-10 (“ASC 740-10”), Income Taxes: Overall. ASC 740-10 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group did not incur a cumulative effect adjustment upon adoption of ASC 740-10 nor did the standard have a material impact on the Group’s financial statements for the years ended December 31, 2012, 2013 and 2014.

In general, the PRC tax authorities have up to five years to conduct examinations of the Group’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2010 through 2014 remain open to examination by the respective taxing jurisdictions.

Statutory Reserves
eFuture Beijing and eFuture Hainan, as wholly foreign-owned enterprises incorporated in the PRC, are required on an annual basis to make appropriations of net income, after the recovery of accumulated deficit, to a general reserve fund and a staff bonus and welfare fund. These reserve funds are set at certain percentages of after-tax income determined in accordance with PRC accounting standards and regulations (the “PRC GAAP”). The percentage of the appropriation for general reserve fund is at least 10%, and the percentage of the appropriation for staff bonus and welfare fund is at the discretion of the companies’ boards of directors.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Weidian, as a domestic enterprise incorporated in the PRC, is required on an annual basis to make an appropriation of net income, after the recovery of accumulated deficit, to a statutory reserve fund. The statutory reserve fund is set at the percentage of not lower than 10% of the after-tax income determined in accordance with the PRC GAAP.

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

For the years ended December 31, 2012, 2013 and 2014, RMB2,608,857, RMB1,654,617 and RMB1,005,633 (US$162,078) was made to statutory reserves of eFuture Beijing, respectively. As of December 31, 2013 and 2014, the balance of the general reserve fund was RMB7,569,001 and RMB8,574,634 (US$1,381,980), respectively.

Dividends
Dividends are recorded when declared. No dividends were declared for the years ended December 31, 2012, 2013 and 2014, respectively.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC GAAP. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (see note 2, Statutory Reserves).

Net Earnings (Loss) per share of Ordinary shares
Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed under the treasury stock method by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive potential ordinary share equivalents outstanding during the period. Potential ordinary share equivalents consist of shares issuable upon the conversion of preferred stock, the exercise of stock options and warrants and restricted shares subject to cancellation.

Share-Based Compensation
The Company accounts for share-based compensation in accordance with ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. Under the provisions of ASC 718-10, share-based compensation expense for options is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (BSM) option-pricing model and is recognized as expense net of a forfeiture rate over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. Volatility is measured using historical daily price changes of ordinary shares over the respective expected life of the option. Expected option life is the number of years that the Company estimates, based on the vesting and contractual terms and employee demographics. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change. If any of the assumptions used in the BSM model change significantly, share-based compensation expenses may differ materially in the future from that recorded in the current period. Share-based compensation expense for restricted shares is measured on quoted price of the Company’s share on date of grant.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Contingencies
The Company records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Company discloses the amount of the accrual if it is material.

When a loss contingency is not both probable and estimable, the Company does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Company discloses an estimate of the loss or range of loss, if such estimate can be made and material, or states that such estimate is immaterial if it can be estimated but immaterial, or discloses that an estimate cannot be made. The assessments of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involve complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Recently Enacted Accounting Standards
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The amendments in ASU 2014-09 affect any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance, and creates a Topic 606 Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

-Step 1: Identify the contract(s) with a customer.
-Step 2: Identify the performance obligations in the contract.
-Step 3: Determine the transaction price.
-Step 4: Allocate the transaction price to the performance obligations in the contract.
-Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Group does not anticipate that adoption will have a significant impact on the Group’s financial position, results of operations, or cash flows.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. The ASU will be effective for public companies for periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

NOTE 3. TRADE RECEIVABLES

The trade receivables amount included in the consolidated balance sheets as of December 31, 2013 and 2014 were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2013	2014	2014
Trade receivables	¥30,119,358	¥45,392,525	$7,315,947
Allowance for doubtful accounts	(3,682,874)	(4,502,766)	(725,714)
Trade receivables, net	¥26,436,484	¥40,889,759	$6,590,233

The movement of the allowance for doubtful accounts during the years was as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
	December 31,			December 31,
	2012	2013	2014	2014
Balance at the beginning of the year	¥3,559,207	¥2,811,934	¥3,682,874	$593,572
Provision for the year	2,290,370	1,874,355	1,962,403	316,282
Write-offs	(3,037,643)	(1,003,415)	(1,142,511)	(184,140)
Balance at the end of the year	¥2,811,934	¥3,682,874	¥4,502,766	$725,714

NOTE 4. INVENTORY AND WORK IN PROCESS

The inventory amounts included in the consolidated balance sheets as of December 31, 2013 and 2014 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2013	2014	2014
Work in process	¥22,160,859	¥16,794,736	$2,706,819
Purchased hardware and software held for resale	1,155,093	2,121,550	341,932
Inventory provision	(3,415,570)	(4,356,091)	(702,074)
Total inventories, net	¥19,900,382	¥14,560,195	$2,346,677

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The movement of inventory provision related to loss making contracts during the years was as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
	December 31,			December 31,
	2012	2013	2014	2014
Balance at the beginning of the year	¥4,507,846	¥2,467,133	¥3,415,570	$550,490
Current year additions	2,602,925	5,561,134	8,302,435	1,338,109
Current year written-off	(4,643,638)	(4,612,697)	(7,361,914)	(1,186,525)
Balance at the end of the year	¥2,467,133	¥3,415,570	¥4,356,091	$702,074

NOTE 5. PROPERTY AND EQUIPMENT, NET

Property and equipment included in the consolidated balance sheets as of December 31, 2013 and 2014 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2013	2014	2014
Motor vehicles	¥1,245,883	¥1,245,883	$200,800
Leasehold improvements	2,870,432	3,192,766	514,580
Office equipment	5,498,110	5,760,046	928,351
Communication equipment	38,000	38,000	6,124
Software	1,980,995	2,558,774	412,400
Total	11,633,420	12,795,469	2,062,255
Accumulated depreciation	(8,134,647)	(9,515,986)	(1,533,698)
Property and equipment, net	¥3,498,773	¥3,279,483	$528,557

Depreciation expense was RMB2.0 million, RMB1.9 million and RMB1.8 million (US$0.3 million) for the years ended December 31, 2012, 2013, and 2014, respectively.

NOTE 6. GOODWILL AND INTANGIBLE ASSETS, NET

The carrying amount of goodwill included in the consolidated balance sheets as of December 31, 2013 and 2014 were RMB80,625,667 and RMB80,625,667 (US$12,994,498), respectively. The balance represents the goodwill arising from the Group’s acquisition of Royalstone, Health Field and Proadvancer.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Group first assessed qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The value of the reporting unit implied by the test was based on management’s assessment of the Group’s business strategy, the related expected future cash flows based on working capital requirements and market capitalization. The Group perform a valuation test (step 1) based on assessments made in the qualitative process. As of December 31, 2014, there was no impairment and no impairment loss on goodwill was recognized.

Intangible assets included in the consolidated balance sheets as of December 31, 2014 and 2013 comprised of:

	Weighted Average Amortization Period (years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationship	4.48	¥36,270,003	¥36,270,003	¥-	$-
Software	5	6,588,516	6,588,516	-	-
Internally generated software	4	77,249,770	37,331,510	39,918,260	6,433,656
Trademark	Indefinite	376,000	-	376,000	60,600
Balance at December 31, 2014		¥120,484,289	¥80,190,029	¥40,294,260	$6,494,256

	Weighted Average Amortization Period (years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationship	4.48	¥36,270,003	¥36,270,003	¥-
Software	5	6,588,516	6,588,516	-
Internally generated software	4	66,791,484	33,565,677	33,225,807
Trademark	Indefinite	376,000	-	376,000
Balance at December 31, 2013		¥110,026,003	¥76,424,196	¥33,601,807

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Amortization expense for the years ended December 31, 2012, 2013 and 2014 was RMB6.9 million, RMB3.7 million and RMB3.8 million (US$0.6 million), respectively. Unamortized capitalized software costs as of December 31, 2013 and 2014 were RMB23.4 million and RMB33.6 million (US$5.4 million), respectively.

The Group determined the fair value of intangible assets based on the expected future cash flows generated by them. No impairment loss was recorded for the years ended December 31, 2012, 2013 and 2014.

Estimated aggregate amortization related to the existing intangible assets with definite lives for the each of succeeding five years is as follows:

	Chinese Yuan (Renminbi)	U.S. Dollars
For the years ending December 31,
2015	¥7,623,993	$1,228,765
2016	10,602,879	1,708,874
2017	9,037,932	1,456,650
2018	8,435,765	1,359,599
2019	4,217,691	679,768
Thereafter	-	-

NOTE 7. SHORT-TERM LOANS

On July 16, September 11, October 22 and November 6, 2014, the Group borrowed four loans with term of one year of RMB1,500,000, RMB1,500,000, RMB2,692,003 and RMB5,000,000 respectively from three banks to meet temporary working capital needs. The annual interest rates are the benchmark interest rate announced by the People’s Bank of China plus 20%-30% of the benchmark interest rate. The loans were guaranteed by Adam Yan, our Chairman. One of the loans was additionally guaranteed by Adam’s wife. As of December 31, 2014, the outstanding short-term loans were RMB10,692,003 (US$1,723,238).

Interest expenses incurred for the year ended December 31, 2014 was RMB164,171 (US$26,460). The weighted average annual interest rate for the year ended December 31, 2014 was 7.5%.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8. OTHER PAYABLES

Other payables included in the consolidated balance sheets as of December 31, 2013 and 2014 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2013	2014	2014
Social welfare accrual	¥13,069,295	¥11,629,721	$1,874,371
Expenses payable to employees	1,458,703	2,072,380	334,007
Payroll taxes payable	2,307,857	2,750,666	443,327
Customer deposits	1,274,676	1,234,676	198,993
Miscellaneous payable	271,350	290,578	46,833
Total other payables	¥18,381,881	¥17,978,021	$2,897,531

NOTE 9. ACCRUED EXPENSES

Accrued expenses included in the consolidated balance sheets as of December 31, 2013 and 2014 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2013	2014	2014
Accrued payroll	¥17,958,706	¥21,568,749	$3,476,251
Accrued rental fee	100,000	-	-
Accrued audit fee	1,290,000	1,398,800	225,446
Other accruals	2,888,494	1,718,006	276,892
Total accrued expenses	¥22,237,200	¥24,685,555	$3,978,589

As of December 31, 2013, other accruals mainly represented the unpaid employee reimbursements, air tickets fee and marketing expenses. As of December 31, 2014, other accruals mainly represented accrued outsourcing service fee, air tickets fee and unpaid employee reimbursements.

NOTE 10. SHAREHOLDERS’ EQUITY

Preferred stock
The Company’s Articles of Association allow for the issuance of convertible preferred stock in the amount of 10,000,000 shares at a par value of $0.0756 per share with the rights as described in those articles. Holders of the preferred stock have the same voting rights as holders of ordinary stock. All other material rights are to be determined by special resolution of the Company. No shares of convertible preferred stock have been issued as of December 31, 2013 and 2014.

Ordinary shares
On December 22, 2011, the Company announced a share repurchase program to repurchase up to US$2 million worth of its ordinary shares over the next 12 months. For the year ended December 31, 2012,the Company repurchased 65,045 shares with an average price of US$3.87 per share. As the cancellation of repurchased shares had not been completed as of December 31, 2012, the Group recorded the payments for shares repurchase in treasury stocks.

In January 2013, the share repurchase was completed, and the Company reversed the treasury stocks and deducted the ordinary shares and additional paid-in capital.

In October 2013, certain employees exercised their right in receiving 9,000 vested restricted shares. Accordingly, the issued and outstanding number of ordinary shares increased.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In February 2014, options to purchase 2,000 ordinary shares were exercised by an employee. During the year ended December 31, 2014, certain employees exercised their right in receiving 66,450 vested restricted shares. Accordingly, the issued and outstanding number of ordinary shares increased.

NOTE 11. SHARE-BASED AWARDS PLAN

On April 18, 2001, the Company adopted the 2001 Option Plan (the “2001 Plan”), under which 59,063 stock options were granted to key employees, each with an exercise price of $4.71, a contractual life of 11 years and evenly vested over a five-year period.

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

On December 11, 2009, the Company adopted a share incentive plan (the “2009 Plan”), which provided for the granting of share incentives, including Incentive Stock Option (ISO) and restricted shares to key employees. Under the 2009 Plan, 175,000 stock options were granted to key employees with an exercise price of $6.55 and a contractual life of 10 years, 84,000 and 69,000 restricted shares are granted to members of the board of directors and senior management, respectively, with no cash consideration. Pursuant to the 2009 Plan, options and restricted shares were evenly vested over a three-year period with the first 25% vested on the grant day.

The 2009 Plan is administered by the Company’s Nomination and Compensation Committee of the board of directors. The Nomination and Compensation Committee of the board of directors has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. The Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On December 20, 2011, the Company’s shareholders approved the Company’s 2011 Share Incentive Plan (the “2011 Plan”), which provides for the granting of equity incentives, including stock options and restricted shares to key employees. Under the 2011 Plan, 393,745 ordinary shares were reserved for grant in accordance with its terms. No options or restricted shares were granted as of December 31, 2011 under the 2011 Plan.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

On May 23, 2012, the Company adopted the 2011 Plan. Under the 2011 Plan, options to purchase 253,000 shares were granted to key employees with an exercise price of $4.56 and a contractual life of 8.61 years, 134,000 restricted shares were granted to senior management with no cash consideration. Pursuant to the 2011 Plan, options and restricted shares were evenly vested over a three-year period with the first 25% vested on the grant day.

The 2011 Plan is administered by the Company’s Nomination and Compensation Committee of the board of directors. The Nominee and Compensation Committee of the board of directors has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. The Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On May 23, 2012, stock options to purchase 8,000 shares were granted to key employees under the 2005 Plan II with an exercise price of $4.56 and a contractual life of 2.61 years. Pursuant to the 2005 Plan II, such stock options were 100% vested on the grant day.

On May 23, 2012, 3,000 restricted shares were granted to senior management under the 2009 Plan with no cash consideration. Pursuant to the 2009 Plan, such restricted shares were 100% vested on the grant day.

On May 23, 2012, 51,000 restricted shares were granted to members of the board of directors under the 2009 Plan with no cash consideration. Pursuant to the 2009 Plan, such restricted shares were evenly vested over a three-year period with the first 25% vested on the grant day.

On February 5, 2013, 10,000 restricted shares were granted to senior management under the 2011 Plan with no cash consideration. Pursuant to the 2011 Plan, such restricted shares were evenly vested over a three-year period with the first 25% vested on the grant day.

On August 15, 2013, the Company’s shareholders approved the Company’s 2013 Share Incentive Plan (the “2013 Plan”), which provides for the granting of equity incentives, including stock options and restricted shares to key employees. Under the 2013 Plan, 387,454 ordinary shares were reserved for grant in accordance with its terms. No options or restricted shares were granted as of December 31, 2013 under the 2013 Plan.

The 2013 Plan is administered by the Company’s Nomination and Compensation Committee of the board of directors. The Nomination and Compensation Committee of the board of directors has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the time the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. The Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

On December 25, 2014, the Company adopted the 2013 Plan. Under the 2013 Plan, options to purchase 296,000 shares were granted to key employees with an exercise price of $4.39 and a contractual life of 8 years, and 44,454 restricted shares were granted to senior management with no cash consideration. Pursuant to the 2013 Plan, options and restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

On December 25, 2014, stock options to purchase 40,000 shares were granted to key employees under the 2009 Plan with an exercise price of $4.39 and a contractual life of 4 years. Pursuant to the 2009 Plan, such stock options were evenly vested over a three-year period with the first 25% vested on the grant day.

On December 25, 2014, 25,000 restricted shares were granted to senior management under the 2009 Plan with no cash consideration. Pursuant to the 2009 Plan, such restricted shares were evenly vested over a three-year period with the first 25% vested on the grant day.

On December 25, 2014, 68,004 restricted shares were granted to senior management under the 2011 Plan with no cash consideration. Pursuant to the 2011 Plan, such restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005 Plan I	2005 Plan II	2009 Plan	2011 Plan	2013 Plan
Grant date	January 31, 2007	September 17, 2007	December 11, 2009	May 23, 2012	December 25, 2014
Expected life (in years)	6.5	6.5	5.25	5.25	4.75
Risk-free interest rate	4.82%	4.32%	2.94%	0.71%	1.75%
Expected volatility	75%	75%	100%	82.25%	61.18%
Expected dividend yield	0%	0%	0%	0%	0%
Forfeiture rate	3%	3%	3%	3%	3%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The Company recognized share-based compensation expense under the 2005 Plan, 2011 Plan and 2013 Plan using a straight line basis over the requisite service period, whereas, the Company recognized share-based compensation expense under the 2009 Plan using a graded vesting attribution method.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A summary of option activity as of December 31, 2014, and changes during the year then ended is presented below:

	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (years)
Outstanding as of January 1, 2014	413,525	$8.74		5.03
Granted	336,000	$4.39		7.53
Exercised	(2,000)	$4.56	$2,080	4.50
Forfeited	(26,500)	$9.37
Outstanding as of December 31, 2014	721,025	$6.70	$-	5.68
Exercisable as of December 31, 2014	417,900	$6.76	$-	5.64

For the year ended December 31, 2014, the number and weighted average grant-date fair value for the Company’s non-vested stock options were as follows:

	Number	Weighted Average Grant-date Fair Value
Non-vested on January 1, 2014	105,500	$1.92
Granted	336,000	$2.21
Vested	(135,125)	$2.10
Forfeited	(3,250)	$1.92
Non-vested on December 31, 2014	303,125	$2.16

For the year ended December 31, 2014, the number and weighted-average grant-date fair value for the Company’s non-vested restricted shares were as follows:

	Number	Weighted Average Grant-date Fair Value
Non-vested on January 1, 2014	81,250	$3.49
Granted	137,458	$4.39
Vested	(67,864)	$3.97
Forfeited	(15,500)	$3.29
Non-vested on December 31, 2014	135,344	$4.19

The weighted average grant-date fair value of stock options and restricted shares granted for the year ended December 31, 2014 was US$2.21 and US$4.39, respectively. The weighted average grant-date fair value of restricted shares granted for the year ended December 31, 2013 was US$3.72. The weighted average grant-date fair value of stock options and restricted shares granted for the year ended December 31, 2012 was US$1.91 and US$3.60, respectively.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The total intrinsic value of stock options exercised for the year ended December 31, 2014 was US$2,080. No stock options were exercised in 2012 or 2013.

The total fair value of stock options vested for the years ended December 31, 2012, 2013 and 2014 were RMB4.0 million, RMB0.6 million and RMB1.8 million (US$0.3 million), respectively.

The total fair value of restricted shares vested for the years ended December 31, 2012, 2013 and 2014 were RMB2.5 million, RMB0.9 million and RMB1.7 million (US$0.3 million), respectively.

Total compensation cost for share-based payment arrangement recognized for the years ended December 31, 2012, 2013 and 2014 were RMB5.8 million, RMB1.5 million and RMB3.3 million (US$0.5 million), respectively.

As of December 31, 2014, the total compensation cost related to stock options and restricted shares not yet recognized were RMB3.5 million (US$0.6 million) and RMB2.9 million (US$0.5 million), respectively, which are expected to be recognized over a weighted average period of 2.82 years and 2.76 years, respectively.

The Company received cash proceeds of RMB55,805 (US$8,994) from exercise of stock options for the year ended December 31, 2014. No stock options were exercised in 2012 or 2013.

NOTE 12. VARIABLE INTEREST ENTITIES AND OTHER LONG-TERM INVESTMENT

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

Under contractual agreements with the Company, employees who are shareholders of the variable interest entities are required to transfer their ownership in these entities to the Company, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of the variable interest entities are assigned to the Company, and the Company has the right to designate all directors and senior management personnel of the variable interest entities. Employees who are shareholders of the variable interest entities have pledged their shares in the variable interest entities as collateral for the loans. As of December 31, 2013 and 2014, the aggregate amount of these loans were both RMB1,500,000.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As of December 31, 2013 and 2014, the Company effectively controlled one variable interest entity, Weidian, which has been included in the consolidated financial statements.

Weidian

Weidian was incorporated in the PRC in 2011 and is an e-Commerce service provider. On January 18, 2011, the Company entered into a loan agreement with Zou Hongjun, an employee of the Company, pursuant to which the Company provided RMB1,350,000 to him for obtaining 90% of equity interests in Weidian. On January 18, 2011, the Company entered into a loan agreement with Zhang Xuejun, an employee of the Company, pursuant to which the Company provided RMB150,000 to him for obtaining 10% of equity interests in Weidian. On January 18, 2011, the Company entered into share pledge agreements with Zou Hongjun and Zhang Xuejun, respectively, pursuant to which the two employees of the Company pledged all their equity interests in Weidian to the Company, and the Company effectively controlled 100% of the interest in Weidian through Zou Hongjun and Zhang Xuejun.

Weidian is the Company’s VIE. The selected financial data of Weidian for the years ended December 31, 2013 and 2014 and as of December 31, 2013 and 2014 were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2013	2014	2014
Total assets	¥597,574	¥1,274,631	$205,433
Total liabilities	324	916,514	147,715
Revenues	-	-	-
Net loss	14,368	239,133	38,541
Net cash provided by operating activities	5,761	783,358	126,254
Net cash provided by investing activities	-	-	-
Net cash provided by financing activities	-	-	-

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

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. As of December 31, 2011, the Company determined that such events and changes occurred and were other-than-temporary. Thus, impairment of RMB240,000 was made to write down the asset to its fair value and take the corresponding charge to the consolidated statements of operations during the year ended December 31, 2011.

For the years ended December 31, 2013 and 2014, no impairment loss was recorded in the consolidated financial statements.

NOTE 13. RELATED PARTY TRANSACTIONS

The Company did not enter into any related party transactions in the year ended December 31, 2014.

NOTE 14. INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiary and VIEs in the PRC. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

According to the PRC Corporate Income Tax Law, or the CIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the CIT Law, foreign-invested enterprises and domestic enterprises are subject to corporate income tax, at a uniform rate of 25%. The CIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rates according to then effective tax laws and regulations gradually transitioned to the uniform 25% CIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the CIT Law if they qualify as “high and new technology enterprises strongly supported by the state,” subject to certain general factors described in the CIT Law and the related regulations.

In December 2008, the Company’s subsidiary eFuture Beijing was designated as “High and New Technology Enterprises” under the CIT Law, which entitles it to a preferential CIT rate of 15% from 2008 to 2014. The Company expects that eFuture Beijing will continue to qualify for the preferential CIT rate in the future. Weidian was subject to a 25% tax rate in 2012, 2013 and 2014, respectively. eFuture Hainan was subject to a 25% tax rate in 2013 and 2014.

The CIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. eFuture Information Technology Inc., if considered a PRC resident enterprise for tax purposes, would be subject to the PRC CIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2014, eFuture Information Technology Inc. has not accrued for PRC tax on such basis as it had no substantial business. The Company will continue to monitor its tax status.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Income (Loss) before tax for the years ended December 31, 2012, 2013 and 2014 was taxed in the following jurisdictions:

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2012	2013	2014	2014
PRC	¥15,240,940	¥(501,808)	¥19,653,549	$3,167,577
Cayman Islands	(15,253,126)	(6,662,406)	(8,041,344)	(1,296,030)
Income (Loss) before income tax	¥(12,186)	¥(7,164,214)	¥11,612,205	$1,871,547

The income tax expenses for the years ended December 31, 2012, 2013 and 2014 were as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2012	2013	2014	2014
Current tax before tax loss carry forwards (set-off)	¥13,330,732	¥891,449	¥3,656,684	$589,350
Tax loss carry forwards (set-off)	59,638	15,098	59,324	9,561
Current income taxes	13,390,370	906,547	3,716,008	598,911
Deferred income taxes	(8,892,940)	(619,251)	509,041	82,043
Total income tax expenses	¥4,497,430	¥287,296	¥4,225,049	$680,954

The reconciliation of income tax expenses computed by applying the statutory corporate income tax rate to pre-tax income (loss) to the actual tax expense (benefit) is as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2012	2013	2014	2014
Income tax expense (benefit) computed at statutory tax rate of 25%	¥(3,046)	¥(1,791,053)	¥2,903,051	$467,887
Difference in tax rate of the Company outside the PRC	3,813,282	1,665,601	2,010,336	324,007
Effect of tax holiday for a subsidiary	(1,547,949)	44,142	(1,989,084)	(320,582)
Non-deductible expenses	2,799,105	396,408	1,241,422	200,081
Tax loss carry forward (set-off)	59,638	15,098	59,324	9,561
Deferred tax benefit	(623,600)	(42,900)	-	-
Income tax expenses	¥4,497,430	¥287,296	¥4,225,049	$680,954

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The components of the deferred tax assets and liabilities were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2013	2014	2014
Deferred Tax Assets:
Net operating loss carry forwards	¥237,193	¥134,060	$21,607
Allowance for doubtful accounts and write offs	2,266,888	2,220,401	357,864
Inventory provision	512,335	653,414	105,311
Accruals and others	5,022,822	5,187,854	836,130
Intangible assets impairment	980,504	980,504	158,029
Valuation allowance	(237,193)	(134,060)	(21,607)
Total deferred tax assets	¥8,782,549	¥9,042,173	$1,457,334

Deferred Tax Liabilities:
Fix assets depreciation	¥-	¥(60,867)	$(9,810)
Refundable value added tax	(307,089)	(1,014,887)	(163,570)
Total deferred tax liabilities	¥(307,089)	¥(1,075,754)	$(173,380)

Net deferred tax assets	¥8,475,460	¥7,966,419	$1,283,954

As of December 31, 2014, the Group had a net operating loss of approximately RMB0.5 million (US$0.1 million) deriving from entities in the PRC which can be carried forward after certain reconciliation per tax regulation to offset future net profit for income tax purposes. The net operating loss will expire RMB0.2 million, RMB0.1 million, and 0.2 million in 2015, 2016 and 2017, respectively.

The Group recorded a valuation allowance against the 2013 and 2014 operating loss carry forwards of Weidian and eFuture Hainan as of December 31, 2013 and 2014, respectively, as the Group believes it is more likely than not that such deferred tax assets will not be realized.

The Group has evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. Under the PRC law, net operating loss will expire within 5 years. As of and for the years ended December 31, 2013 and 2014, no unrecognized tax benefits or interest and penalties associated with uncertainty in income taxes have been recognized.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 15. EARNINGS (LOSS) PER SHARE

The following shares were excluded from the calculation of diluted net income (loss) per share as they were anti-dilutive shares for the years ended December 31, 2012, 2013 and 2014:
	Years ended December 31,
	2012	2013	2014
Stock options	440,075	413,525	720,868
Non-vested restricted shares	138,750	81,250	-
Total anti-dilutive shares	578,825	494,775	720,868

The following table is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings (loss) per share and the weighted-average ordinary shares outstanding for the years ended December 31, 2012, 2013 and 2014:

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2012	2013	2014	2014
Net income (loss)	¥(4,509,616)	¥(7,451,510)	¥7,387,156	$1,190,593
Basic weighted average ordinary shares outstanding	4,213,318	4,224,676	4,173,014	4,173,014
Effect of dilutive securities:
Stock options and non-vested restricted shares	-	-	135,502	135,502
Diluted weighted average ordinary shares outstanding	4,213,318	4,224,676	4,308,516	4,308,516
Basic earnings (loss) per share	¥(1.07)	(1.76)	¥1.77	$0.29
Diluted earnings (loss) per share	¥(1.07)	(1.76)	¥1.71	$0.28

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 16. COMMITMENTS AND CONTINGENCIES

Operating Lease Agreements– Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases eleven office facilities throughout China under non-cancelable operating leases with various expiration dates. The amounts of commitments for non-cancelable operating leases in effect at December 31, 2014, were as follows:

	Chinese Yuan (Renminbi)	U.S. Dollars
2015	¥4,205,574	$677,816
2016	2,299,933	370,682
2017	589,215	94,964
2018	-	-
2019	-	-
Total	¥7,094,722	$1,143,462

The Group incurred rental expense of RMB8,782,644, RMB8,984,026 and RMB8,688,546 (US$1,400,339) for the years ended December 31, 2012, 2013 and 2014, respectively. All lease agreements have different lease periods, ranging from 1 year to 4 years.

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

We estimate the fair value of our indemnification obligations as insignificant, based on our historical experience concerning product and patent infringement claims. Accordingly, we have no liabilities recorded for indemnification under these agreements as of December 31, 2013 and 2014.

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Litigation –The Group from time to time is involved in disputes and litigation arising out of the normal course of business. On October 19, 2011,the plaintiff, Microsoft Corporation, filed four software copyright infringement claims against eFuture Beijing at Wuhan Intermediate People’s Court. On December 4, 2012, the Wuhan Intermediate People’s Court rendered four court judgments against eFuture Beijing. The four court judgments awarded Microsoft monetary damages as well as reimbursement of the legal expenses and reasonable expenses of RMB3,944,898 in total. On March 28, 2013, eFuture Beijing entered into a confidential dispute settlement (the “Settlement Agreement”) with Microsoft Corporation in respect to Microsoft’s claims of product infringement against the Company. The settlement resolved all claims between the parties and the amount of the settlement was lower than the judgment previously awarded to Microsoft Corporation. The Group made provision of such obligations under the Settlement Agreement as of December 31, 2012. It was paid in 2013.

The Group was not aware of any potential unasserted claims that would have a material effect on the Group’s financial condition or results of operations.

EXHIBIT INDEX

Exhibit No.	Description
1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on June 21,2005)

1.2
Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (incorporated by reference to Exhibit 3.3 of the Registrant’s Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on October 18,2005)

2.1	Specimen Certificate for Ordinary shares(incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on August 22,2005)
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
4.7
Acquisition of Crownhead Holdings Ltd. And Royalstone System Integrated Co., Ltd (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K filed with the SEC on August 15, 2007)

4.8
English translation of Equity Transfer Agreement dated as of July 16, 2010 between Tingchao Zhao (the nominee of the Registrant) and Boyong Jiang(incorporated by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.9
English translation of Equity Transfer Agreement dated as of March 13, 2011 between Xuejun Zhang (the nominee of the Registrant) and Haibo Wang(incorporated by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.10
Loan Agreement dated as of January 18, 2011 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.11
Loan Agreement dated as of January 18, 2011 between eFuture Beijing and Hongjun Zou, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.12
Share Pledge Agreement dated as of January 18, 2011 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.13
Share Pledge Agreement dated as of January 18, 2011 between eFuture Beijing and Hongjun Zou, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.14
Exclusive Option Agreement dated as of January 18, 2011 between eFuture Beijing, Weidian and Xuejun Zhang, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.15
Exclusive Option Agreement dated as of January 18, 2011 between eFuture Beijing, Weidian and Hongjun Zou, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.16
Exclusive Business Cooperation Agreement dated as of January 18, 2011 between eFuture Beijing and Weidian(incorporated by reference to Exhibit 4.16 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.17
Supplemental Agreement to Exclusive Business Cooperation Agreement dated as of April 23, 2012 between eFuture Beijing and Weidian(incorporated by reference to Exhibit 4.17 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.18
Power of Attorney dated as of January 18, 2011 issued by Xuejun Zhang, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.18 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.19
Power of Attorney dated as of January 18, 2011 issued by Hongjun Zou, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.19 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on June 28, 2007)
12.1*	Section 302 Certification of Adam Yan
12.2*	Section 302 Certification of Ping Yu
13.1*	Section 906 Certification of Adam Yan
13.2*	Section 906 Certification of Ping Yu
15.1*	Consent of Independent Registered Public Accounting Firm
_____________
*	Filed herewith.