Form 20-F
period 2015-12-31
eFuture Holding Inc.
filed 2016-05-02
CIK 1329365

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________

For the transition period from __________ to __________

Commission file number: 333-126007

EFUTURE HOLDING INC.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

eFuture Holding Inc.

A1103, A1105, A1106-07, Building A, Chengjian Plaza

No. 18 Beitaipingzhuang Road

Haidian District

Beijing, 100088, People’s Republic of China

86-10-51916123

(Address of principal executive offices)

Troe Wen, Secretary of the Board

Telephone: +(86 10) 5091-6128

Email: ir@e-future.com.cn

Facsimile: +(86 10) 5091-6154

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

As of December 31, 2015, there were 5,218,615 ordinary shares of the Registrant outstanding.

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

In this Annual Report on Form 20-F, references to “U.S. dollars”, “US$” and “$” are to United States dollars, references to “RMB”, “renminbi” or “yuan” are to the Chinese Yuan, and, unless the context otherwise requires, references to “eFuture,” “we,” “us” and “our” refer to eFuture Holding Inc., its consolidated subsidiaries and effectively controlled variable interest entity as defined in Part I of this Annual Report.

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

ii

PART I

Unless the context requires otherwise, references in this report to “eFuture,” “the Company,” “we,” “us,” and “our” refer to eFuture Holding Inc., our wholly-owned subsidiaries, eFuture (Beijing) Royalstone Information Technology Inc. (“eFuture Beijing”), and eFuture (Hainan) Royalstone Information Technology Inc. (“eFuture Hainan”), and an effectively controlled variable interest entity (“VIE”), Beijing Weidian Internet Service Co. Ltd. (“Weidian”, its former name is known as Beijing Changshengtiandi Ecommerce Co., Ltd.), acquired on January 18, 2011.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Consolidated Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated statements of operations data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements for the years ended December 31, 2011 and 2012 and as of December 31, 2013, which are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with Generally Accepted Accounting Principles in the United States of America, or U.S. GAAP.

Selected Consolidated Statements of Operations Data

	RMB					US$
	For the Years Ended December 31,					For the Year
						Ended December 31,
	2011	2012	2013	2014	2015	2015

Total Revenues	¥174,448,480	¥198,354,869	¥197,932,799	¥219,453,707	¥225,010,796	$34,735,682
Income (Loss) From Operations	(19,545,493)	1,519,871	(7,840,176)	10,616,141	8,449,258	1,304,343
Net Income (Loss)	(18,830,869)	(4,509,616)	(7,451,510)	7,387,156	7,535,933	1,163,350
Basic Earnings (Loss) Per Share	(4.56)	(1.07)	(1.76)	1.77	1.56	0.24
Diluted Earnings (Loss) Per Share	(4.56)	(1.07)	(1.76)	1.71	1.54	0.24
Net Income (Loss)	(24,440,221)	(4,509,616)	(7,451,510)	7,387,156	7,535,933	743,578
Basic Earnings (Loss) Per Share	(5.92)	(1.07)	(1.76)	1.77	1.56	0.24
Diluted Earnings (Loss) Per Share	(5.92)	(1.07)	(1.76)	1.71	1.54	0.24

Selected Consolidated Balance Sheet Data

	RMB					US$
	As of December 31,					As of December 31,
	2011	2012	2013	2014	2015	2015

Total Assets	¥220,395,489	¥249,035,413	¥241,986,858	¥264,086,015	¥312,165,118	$48,189,990
Total Current Liabilities	(93,973,063)	(123,356,961)	(122,297,034)	(133,654,628)	(145,473,074)	(22,457,172)
Long-term Liabilities	(416,298)	-	-	-	-	-
Net Assets	126,006,128	125,678,452	119,689,824	130,431,387	166,692,044	25,732,818
Ordinary Shares	2,353,068	2,353,068	2,326,182	2,357,978	2,934,894	453,070
Number of Weighted average Ordinary Shares	4,130,221	4,213,318	4,224,676	4,317,014	4,842,727

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then current exchange rates, for the convenience of the readers. U.S. dollars information was translated under convenience translation provisions of Regulation S-X, Rule 3-20. The conversion of RMB into U.S. dollars in this annual financial report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual financial report were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect as of December 31, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The government of the People’s Republic of China (the “PRC”) imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The Company does not currently engage in currency hedging transactions. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. dollar)
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1886	6.1490	6.2256
2015
December	6.4778	6.4491	6.3883	6.4896
2016
January	6.5752	6.5726	6.5219	6.5932
February	6.5525	6.5501	6.5154	6.5795
March	6.4480	6.5027	6.4480	6.5500
April (through April 22, 2016)	6.5004	6.4726	6.4571	6.5004

Source: Federal Reserve Statistical Release

________________

(1)	Annual averages are calculated using the average of month-end rates of the relevant years. Monthly averages are calculated using the average of the daily rates during the relevant periods.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider all of the information in this Annual Report and, in particular, the risks outlined below. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR BUSINESS

We are controlled by our largest shareholder, Shiji (Hong Kong) Limited, whose interests may differ from those of other shareholders, and our board of directors has the power to encourage or prevent a change of control.

As of April 25, 2016, Shiji (Hong Kong) Limited, which is a wholly owned subsidiary of Beijing Shiji Information Technology Co., Ltd.(“Shiji”), owns 2,744,857 shares, or approximately 50.27% of our outstanding common shares. Accordingly, Shiji (Hong Kong) Limited and the Board of Directors, which is controlled Shiji could have significant influence in determining the outcome of any corporate transaction or other matter that requires board approval or is submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions as well as have the power to prevent or cause a change in control. In addition, six directors of a total of eleven have been appointed by Shiji, one of whom serves as Chairman. Without the consent of Shiji, we may be prevented from entering into transactions that could be beneficial to us. In addition, the directors appointed by Shiji could divert business opportunities from us to Shiji, or an affiliate of Shiji. The interests of our largest shareholder may differ from the interests of our other shareholders. As a result, the interest of our other shareholders could be negatively affected.

We are substantially dependent upon our key personnel, particularly Kevin King, our Chairman, Weiquan Ren, the Chief Executive Officer, and Ping Yu, the Chief Financial Officer. In addition, the services provided by Mr. King to the Company may be limited.

Our performance is substantially dependent on the performance of our executive officers and key employees. We do not have in place “key person” life insurance policies on any of our employees. The loss of the services of any of our executive officers or other key employees could substantially impair our ability to successfully implement our existing software and develop new programs and enhancements. It is noted that Mr. King became Chairman on March 30, 2016 and currently serves Shiji. As a result, he has only been involved with the Company’s operations for a short period of time. In addition, because of his position with and obligations to Shiji, the amount of time he is able to devote to the affairs of the Company will be limited, the result of which could have a negative effect to the Company’s operations.

Our recent service fee revenue growth will require our officers to manage our business efficiently while recruiting a significant number of new employees to assist in further development and implementation of our software.

In 2015, we experienced an increase in service fee revenue. We intend to optimize our revenue mix by focusing on generating more service fee income through a wider range and different levels of service in the future. The growth in the size and complexity of our business has placed and is expected to continue to place a significant strain on our management and operations. Continued growth will require us to recruit and hire a substantial number of new employees, including consulting and product development personnel. In particular, our ability to undertake new projects and increase license revenues is substantially dependent on the availability of our consulting personnel to assist in the licensing and implementation of our software solutions. We will not be able to continue to increase our business at historical rates without adding significant numbers of personnel skilled in software implementation and integration. Although we have not incurred significant difficulty in the hiring and training of skilled employees to date, there can be no assurance that we will effectively locate, retain or train additional personnel in the future. If we do not sufficiently increase our integration and implementation workforce over time, we may be required to forego licensing opportunities. Our ability to compete effectively and to manage future growth, if any, also will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis.

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

Our business has historically experienced the highest level of revenue in the fourth quarter of each year, primarily due to significant year-end capital purchases by customers. This has resulted in 2015, 2014, and 2013 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the future and that our revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year. As we continue to grow, we expect that the seasonality in our business may cause our operating results to fluctuate. Due to the foregoing factors, we believe that quarter to quarter comparisons of our results of operations may not be a good indication of our future performance and should not be overly relied upon. It is likely that our results of operations in some periods may be below the expectations of public market analysts and investors. In this event, the price of our ordinary shares will probably decline, perhaps significantly more in percentage terms than any corresponding decline in our operating results.

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

Our accounting policies require us, among other things, to conduct annual reviews of goodwill, and to test goodwill and amortizable intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In connection with our business acquisitions, we make assumptions regarding estimated future cash flows and other factors to determine the fair value of goodwill and intangible assets. In assessing the related useful lives of amortizable intangible assets, we have to make assumptions regarding their fair value, our recoverability of those assets and our ability to successfully develop and ultimately commercialize acquired technology. If those assumptions change in the future when we conduct our periodic reviews in accordance with applicable accounting standards, we may be required to record impairment charges. The result of the annual reviews during 2012 to 2015 was that the fair value of the reporting unit exceeded its carrying value. We completed our annual impairment test as of December 31, 2015, and the fair value of the reporting unit exceeded its carrying value by 66.8%. It is possible that future reviews will result in further write-downs of goodwill and other intangible assets.

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

We depend on a small number of customers to derive a relatively large portion of our revenues. If we continue to be dependent upon a few customers, such dependency could negatively impact our business, operating results and financial condition.

We derived a material portion of our revenues from a small number of customers. In the fiscal years ended December 31, 2015 and 2014, our five largest customers accounted for 24% and 22% of our total sales, respectively. As our customer base may change from year-to-year, during such years that the customer base is relatively concentrated. The fluctuation of our sales to any of such major customers could have an adverse effect on our business, operating results and financial condition. Moreover, our customer base concentration may also adversely affect our ability to negotiate contract prices with these customers, which may in turn materially and adversely affect our results of operations.

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

We reached a settlement agreement with Microsoft Corporation (“Microsoft”) for the claim of infringement of Microsoft intellectual property rights in year 2012. Others may initiate claims against us for infringing on their intellectual property rights. We may be subject to costly litigation relating to such infringement claims and we may be required to pay compensatory and punitive damages or license fees if we settle or are found culpable in such litigation. In addition, we may be precluded from offering products that rely on intellectual property that is found to have been infringed by us. We also may be required to cease offering the affected products while a determination as to infringement is considered. These developments could adversely affect our business, financial condition and results of operations. The Company does not believe that it is infringing on the intellectual property rights of others.

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

Though we achieved profitability from 2014 to 2015 and had a net income of RMB7,387,156 and RMB7,535,933 (US$1,163,350) for the year ended December 31, 2014 and 2015, respectively, we had an accumulated deficit of RMB107,910,518 (US$16,658,513) as of December 31, 2015. As of December 31, 2015, our shareholders’ equity was RMB166,692,044 (US$ 25,732,819). While we have achieved profitability in previous and recent years, there can be no assurance that we will be able to continue our growth or profitability.

RISKS RELATED TO CONDUCTING OUR BUSINESS IN CHINA

A slowdown in the Chinese economy may slow down our growth and profitability.

The Chinese economy has shown signs of slowdown in recent years, which may have a negative effect on our business. According to the National Bureau of Statistics of China, China’s gross domestic product growth slowed to 7.4% in 2014 and 6.9% in 2015. The Chinese government’s focus is to forge a more sustainable economic model and move forward with reforms. Slowdown in the Chinese economy will likely impact the financial performance of the retailing, distribution, logistics and manufacturing industries in China. Consequently, under such circumstances, our customers may opt to delay discretionary expenditures like those for our software, which, in turn, could result in a material reduction in our sales.

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

Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as a restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC government authorities and its affiliates or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entity will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

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

The shareholders of our consolidated variable interest entity may have potential conflicts of interest with us, which may substantially disrupt our business.

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

Our business could suffer if our executives and directors compete against us. We only have limited non-competition agreements with executives.

If any of our management or key personnel joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers has entered into employment agreements containing confidentiality and limited non-competition restrictions with us. The limited non-competition restrictions limit certain of their activities for a 6 month period following termination. In addition, if any dispute arises between our officers and us, the non-competition provisions contained in their employment agreements may not be enforceable, especially in China, where most of these executive officers and key employees reside, on the ground that we have not provided adequate compensation to these executive officers for their non-competition obligations, which is required under the relevant PRC regulations.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.

On February 15, 2012, SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company, or Circular No. 7. According to Circular No. 7, if “PRC individuals” (meaning both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any share incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individuals, an application with SAFE to conduct the SAFE registration with respect to such share incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise. Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such PRC individuals must also retain an overseas entrusted institution to handle matters in connection with the exercise of their share options and their purchase and sale of shares.

Since Circular No. 7 is relatively new, interpretations and application of this circular involves uncertainties. We have obtained SAFE approval for our 2009 and 2011 share incentive plans and are in the process of making an application on behalf of the PRC individuals who participate in our company’s 2013 share incentive plan with SAFE in compliance with Circular No. 7; however, we cannot assure you that such application will be successful. If it is determined that we or the participants of our share incentive plan who are PRC individuals do not fully comply with Circular No. 7 or other applicable regulations, we and participants of our share incentive plan who are PRC individuals may be subject to fines and legal sanctions and government agencies may prevent us from further granting options under our share incentive plan to our employees who are PRC individuals. Such events could adversely affect our ability to retain talented employees.

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

As of December 31, 2015 we had approximately 706 employees in the PRC. On June 29, 2007, the PRC Government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees under certain circumstances, including specific provisions related to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, part-time employment, probation, consultation with the labor union and employee representative’s council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work, and collective bargaining. According to the Labor Contract Law, unless otherwise provided by law, an employer is obliged to sign a labor contract with a non-fixed term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee has worked for the employer for ten consecutive years. Severance pay is required if a labor contract expires without renewal because the employer refuses to renew the labor contract or provides less favorable terms for renewal. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on the number of the employee’s working years at the employer. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations. In addition, the PRC government in the future may enact further labor-related legislation that increases our labor costs and restricts our operations.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a PRC “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income.

Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, a circular, known as Circular 82, issued in April 2009, as amended in January 2014, by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Circular 82 also clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by shareholders that are non-PRC resident enterprises.

Further to Circular 82, the SAT issued a bulletin, known as Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that the Company meets all of the conditions above and thus we do not believe that the Company is a PRC resident enterprise, despite the fact that some of the members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Second, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the EIT Law, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are not controlled by any PRC enterprise or enterprise group and treated as resident enterprises for PRC enterprise income tax purposes.

Finally, dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC shareholders from the sale of our shares may become subject to a 10% PRC withholding tax. In addition, future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by such shareholders from transferring our shares. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If a PRC income tax were imposed on gains realized through the transfer of our shares or on dividends paid to our non-resident investors, the value of the investment in our shares may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

If PRC law were to phase out the preferential tax benefits currently being extended to qualified “High and New Technology Enterprises”, we would have to pay more taxes, which could have a material and adverse effect on our financial condition and results of operations.

According to the EIT Law, certain enterprises may still benefit from a preferential tax rate of 15% under the CIT Law if they qualify as “high and new technology enterprises strongly supported by the state,” subject to certain general factors described in the CIT Law and the related regulations.

In December 2008, our subsidiary eFuture Beijing was designated as “High and New Technology Enterprises” under the EIT Law, which entitles it to a preferential EIT rate of 15% from 2008 to 2015. If it fails to maintain the “High and New Technology Enterprises” qualification after 2015, its applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

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

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are an international business company incorporated in the Cayman Islands. We may need dividends and other distributions from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends to us will restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

We may not continue to pay cash dividends or even if we do, we may not be able to do so at the current rate. We may elect at any time to retain all future earnings for use in the operation of our business and to fund future growth. Any future cash dividends will depend upon our results of operations, financial condition, cash requirements, the availability of a surplus and other factors.

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

RISKS RELATED TO THE MARKET FOR OUR STOCK

We may not pay dividends.

We have not previously paid any cash dividends nor do we anticipate paying any dividends on our ordinary shares. Although we achieved profitability from 2014 to 2015 and had a net income of RMB7,387,156 and RMB7,535,933 (US$1,163,350) for the year ended December 31, 2014 and 2015, respectively, we cannot assure you that our operations will generate sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Indeed, we had net losses of RMB4,509,616 and RMB7,451,510 for the years ended December 31, 2012 and 2013, respectively. Furthermore, there is no assurance our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. Under Cayman Islands law, we may only pay dividends from profits or credit from the share premium account (the amount paid over par value, which is $0.0756), and we must be solvent before and after the dividend payment. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating wholly- and partially-owned subsidiaries.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government had generally allowed the Renminbi to appreciate slowly against the U.S. dollar until August 11, 2015 when the PRC government devalued the Renminbi, causing the Renminbi’s biggest one-day loss in two decades. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. We rely entirely on dividends and other fees paid to us by our subsidiaries in China. Any significant revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, an appreciation of Renminbi against the U.S. dollar would make any new Renminbi denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into Renminbi, as the Renminbi is our reporting currency.

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

Item 4. Information on the Company

A. History and Development of the Company

We were established under the Cayman Islands Companies Law on November 2, 2000 to serve as a holding company for our subsidiary, eFuture (Beijing) Royalstone Information Technology Inc. (“eFuture Beijing”, formerly known as eFuture (Beijing) Tornado Information Technology Inc.). eFuture Beijing is a PRC company established in January 2000 for the development of our intellectual property. On October 31, 2006, we listed on the NASDAQ Capital Market under the symbol “EFUT,” and we changed our name from “e-Future Information Technology Inc.” to “eFuture Information Technology Inc.” in December 2008, and we changed our name from “eFuture Information Technology Inc.” to “eFuture Holding Inc.” in January 2016.

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

VIE entity-Weidian

PRC laws, rules and regulations currently restrict foreign-invested entities engaging in the operation of internet-related businesses in China. To comply with PRC laws, rules and regulations, we operate our e-Commerce service through our VIE, Weidian. On January 18, 2011, through eFuture Beijing, we entered into certain contractual arrangements with Weidian and its shareholders through which we gained effective control over the operations of Weidian. The contractual agreements consist of (1) Loan Agreement, (2) Share Pledge Agreement, (3) Exclusive Option Agreement, (4) Exclusive Business Cooperation Agreement and its Supplemental Agreement and (5) Power of Attorney. On April 13, 2015, through eFuture Holding, we amended the foregoing contractual arrangements with Weidian and its shareholders to provide more capital to Weidian using the proceeds of a private placement transaction.

Acquisition of Majority Interest by Shiji

Shiji (Hong Kong) Limited acquired 2,453,966 ordinary shares, representing 50.51% of the issued and outstanding ordinary shares of the Company from open market and filed a Schedule 13D on November 16, 2015, and further filed a Schedule 13D/A on December 7, 2015 to report its shareholding in the Company increased to 56.49%.

The Company evaluated the event of the majority interest acquired by Shiji to determine whether or not pushdown accounting should be applied to the Company’s consolidated financial statements, as a result of a change in control. Management of the Company opted not to apply pushdown accounting to the Company’s consolidated financial statements in accordance with the Accounting Standards Update (“ASU”) no. 2014-17 issued by the FASB.

B. Business Overview

General

eFuture Holding Inc. (EFUT) is a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries. eFuture's clients include over 1,000 active retailers with more than 50,000 physical stores across China, of which approximately 45% were ranked among the top 100 chain retailers during 2014. The Company’s strong brand recognition and lasting relationships among local and international clients, along with key strategic partnerships with leading global technology companies ensures eFuture’s ability to stay at the forefront of industry trends and cement its leading role in China’s retail and consumer markets.

Shiji (Hong Kong) Limited acquired 2,453,966 ordinary shares, representing 50.51% of the issued and outstanding ordinary shares of he Company from open market and filed a Schedule 13D on November 16, 2015, and further filed a Schedule 13D/A on December 7, 2015 to report its shareholding in the Company increased to 56.49%.

On Feb. 29, 2016, six new directors, namely, Kevin Patrick King, Tak Yuan Lai, Hui Fang Xi, Dongyu Guan, Yuanzhu Lu, and Weihua Zhu, were appointed at our Extraordinary General Meeting of shareholders, which was requisitioned by Shiji. Our board of directors was increased to eleven members.

On March 30, 2016, we announced the appointment of a new Chairman and the re-composition of Board Committees. Kevin Patrick King, the Chief Operating Officer of Shiji, was appointed as the Company's new chairman, replacing Adam Yan, who retired as chairman on March 25, 2016.

Vision

Where there are consumers, there is eFuture.

Mission

Creating a happy consumer world.

Our Clients

eFuture’s clients include manufacturers, distributors, resellers, logistics companies and retailers. The Company’s client base encompasses global corporations such as Procter & Gamble, Pepsi and Carrefour as well as leading Chinese companies. Its domestic client base includes approximately 45% of China’s top 100 retailers during 2014, such as Suning, Shanghai Bailian-Lianhua, China Resources Vanguard, Beijing Wangfujing, Tmall.com and JD.com.

Growth Strategy

For year 2015 and to date, the company's business strategy is to build an open and cooperative software and cloud service platform that forms the omni-channel sales loop by connecting retailers, merchandises and consumers and provides an O2O ("Online together with Offline") matchmaker service to help internet platforms cooperate with physical retailers in different real-world scenarios.

Since Shiji’s acquisition ofmore than 50% our outstanding ordinary shares and reconsititution of our Board of Directors in February 2016, our management team, including our new Chairman, Kevin King, is working closely with our Board to pursue a well-defined strategic plan focused on profitable growth for our shareholders by leveraging Shiji's many resources.

Our Products and Services

As a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries, eFuture operates with two-wheel drived: core software solutions business and innovative omni-channel solutions business.

●	Software solutions business represents eFuture’s traditional software and services business. eFuture provides a one-stop, end-to-end integrated portfolio of software and services for the front-end supply chain from factory to consumer. Our Software solutions’ mission is to digitize every value chain and each decision made by the customers. Our software professional service includes delivery services, recurring maintenance services and the construction of a reliable support service system. This proven model is a fundamental pillar for successful software companies.

●	Omni-channel solutions business includes a series of omni-channel cloud services. We are committed to creating a complete consumer experience by utilizing an omni-channel model, and in the process, helping retailers and brands gain significant competitive advantages in today’s mobile internet age.

Grocery

·Hypermarket chain business management solution
·Retail chain management solution
·Convenience Store chain business management solution

Department Store/Mall

·Shopping mall retail management solution
·Department store management Solution
·Group CRM one-stop solution

Specialty Store

·Chain HQ solution of specialty store information system
·Store information solution (Retail, service, foods)

Logistics

·Consulting service
·Integration management service
·Operation support service
·Logistics software solution

Cloud Service

·eFuture cloud selling service
·Omni-channel solutions

E-commerce

·eFuture One E-ERP e-commerce solution
·eFuture ONE SCM supply chain management solution
·"myStore" mobile social business solution

KMCG

·eFuture D-ERP distributor one-stop solution
·eFuture FMCG CRM one-stop solution
·eFuture FMCG OA solution
·eFuture group purchasing solution

For more information regarding our revenues by category of activities for the years ended December 31, 2013, 2014 and 2015 please see Item 5(A) - Operating Results in this report.

Core Business: Software Solutions

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

Innovative Business: Omni-channel Solutions

Omni-channel solutions business includes a series of omni-channel cloud services. We are committed to creating a complete consumer experience by making use of an omni-channel model, and in the process of helping retailers and brands gain significant competitive advantages in today’s mobile internet age.

eFuture Omni-channel solutions offer a valuable service hub in the omni-channel sales loop that enables innovative retailers to provide their customers with a seamless shopping experience. It is built to handle with the complex business logics, a high-level of concurrent traffic requirements, and to offer new creative features in the omni-channel commerce.

Our omni-channel solutions consolidate all prevalent mobile payment channels into a one-stop solution for retailers. Currently, the supported APIs broadly range from Alipay, Wechat Payment, Baidu wallet, QQ Wallet, Jindong wallet, Yi Fu Bao (payment APP by Suning), Miaojie (location-based promotion push APP by Alibaba), to Bestpay ( payment APP by China Telecom). Through introducing the mobile payment into offline business, we have removed barriers between online & offline transactions, and formed the O2O sales loop that offers flexibility to transactions processing anytime anywhere.

As a part of our omni-channel solutions, myStore is designed with the objective of connecting consumers to offline stores, online stores, social stores and mobile stores to create an omni-shopping platform for global consumers. To advance our goal, we have launched myStore apps for consumers and retailers and accelerated investment in R&D.

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

In 2015, we focused on the company's management structure realignment to better serve our core business--software and services. In the first half of this year, the Company reevaluated the direction of the organization, culture and the team's capabilities by analyzing its development history and experiences for success. As a result of this comprehensive analysis, the Company streamlined its business lines and elimiated a few businesses with less profit potential. We also selected, reviewed and adjusted our innovative business for incubation.

We fine-tuned the company's business strategy in 2015 by building an open and cooperative software and cloud service platform that forms the omni-channel sales loop by connecting retailers, merchandises and consumers and provides an O2O ("Online together with Offline") matchmaker service to help internet platforms connect with physical retailers in different real-world scenarios.

Since Shiji’s acquisition of more than 50% our outstanding ordinary shares and reconsititution of our Board of Directors in February 2016, our management team, including our new Chairman, Kevin King, is working closely with our Board to pursue a well-defined strategic plan focused on profitable growth for our shareholders by leveraging Shiji's many resources.

According to "China Power of Retailing 2015" published jointly by Deloitte China and China Chain Store and Franchise Association (CCFA), a total of 201 stores were closed by major national retail chains (department stores, supermarkets) in 2014, representing a year over year growth of 474.29% from the 35 closed stores in 2013 representing a record. Despite the negative general industry impact, we maintained a profitable but relatively flat year in 2015. The rapid increase of service revenue mix demonstrates the potential fundamental strength of our core business. Taking advantage of the strongest physical retail client base, especially among top 100 chain retailers, we plan to continue to enhance our core software business and product optimization, as well as labor efficiency.

In 2015, China GDP year over year growth was 6.9%, despite the fact that China sees this declined growth rate as the new normal. Rising cost and narrowed profits still threaten the retail industry. Continuously climbing house rents and labor expenses have increased enterprise operational costs and further diminished profits. Meanwhile, physical retailers face the challenges from e-commerce, forcing the traditional retail industry to experience the pain of transformation, while the competition among retailers is significant. On the other hand, technological innovations, changes in consumer behaviors and individualized needs in consumption have combined to drive enterprises to increase their efforts relating to online business, switch to O2O omni-channel operations and speed up mobile e-commerce and cross-border e-commerce deployment. New business opportunities in the O2O area should benefit both physical retailers and internet players and help to create greater demand for eFuture's services. As a leading software and solution provider and a mobile business enabler in China, our omni-channel solution business continues to gain momentum. We will focus on R&D investment to further drive the two-way integration between physical commerce and e-commerce and O2O deployment.

Collaborative Efforts and Recognition

eFuture partners with leading global companies such as IBM and Oracle to co-develop software and implement partners’ solutions locally.

As of the date of this annual report, we have entered into the following agreements with large global corporations to generate business opportunities:

●	In 2007, IBM awarded us its Solution Developer Partnership Award - Asia Pacific Region. We have partnered with IBM to provide customer management systems and integrated retail supply chain software systems throughout China.
●	In 2007, we entered into a Value Added Systems Integrator (“VASI”) Agreement with JDA® Software Group, Inc. (NASDAQ: JDAS) pursuant to which we are working to integrate people, processes and technology to provide local retailers with proven, robust solutions at an affordable price.

●	In 2007, we entered into an Independent Software Vendor Agreement with Motorola (China) Electronics Ltd., a subsidiary of Motorola, Inc. (NYSE: MOT) pursuant to which we are working to integrate people, processes and technology to provide local retailers with proven, robust mobile solutions at an affordable price.
●	In 2007, we entered into an Independent Software Vendor Agreement with Samsung Network China, Inc. pursuant to which we are working to integrate people, processes and technology to provide local retailers with proven, robust mobile point of sales solutions at an affordable price.
●	In 2008, we expanded our collaboration with IBM to launch a SaaS solution for the retail distribution industry in China. By combining IBM’s integrated infrastructure and platforms with our expertise and best practices in front-end supply chain total solutions and service, we are confident that this partnership will allow us to offer first-rate solutions and services for upscale retailers in China’s consumer goods and retail industry.
●	In 2009, through our collaboration with IBM, we launched China’s first SaaS solution for the retail distribution industry. We successfully completed the deployment of the solution at select Beijing Wangfujing Department Store Group (“Wangfujing Group”) stores in Beijing. Wangfujing Group is one of the largest retail groups in Beijing.
●	In 2009, we entered into a strategic relationship with JDA Software focused on collaborative growth. We believe this alliance will fuel delivery of our combined solution, which is designed to help retail and consumer goods companies in China optimize their operations and improve profitability.

As of the date of this annual report, we have been granted the following awards:

●	In 2010, IBM awarded us with the title of Excellent Application Solution Provider in Asia Pacific Region.
●	At the IBM 2011 China Partner Conference, we received the "IBM 2010 Market Leadership Achievement" award.
●	In 2011, integrated IT service provider Digital China named eFuture “Best Solution Partner in the Distribution Industry”.
●	In 2011, we were also recognized as “Best logistics service provider in the business services sector” at an event convened by the Chinese General Chamber of Commerce and the China Business Herald.
●	In 2012, we received “Best Corporation” award from CCFA.
●	In 2012, China Computer Industry Association awarded us with the title of Gold Software Model Enterprise in Retail Industry.

●	In 2013, China Electronic Information Industry Development Institute awarded us with the title of Gold software and one of the most influential enterprises in China’s retail industry.
●	In 2014, we were recognized as one of “Top Ten Wise Logistics Solution Providers” and “Top Ten Mobile Network Solution Providers” at VAR500 held by Business Partner Consulting Institute.
●	In 2014, Business Informatization Special Committee, China Electronics Chamber of Commerce awarded us with the title of “Outstanding Enterprise of The Year”.
●	In 2014, Chinese Business Innovative Awards Committee of The Year 2014 recognized us as one of “Top Ten Chinese Business Innovation Services Providers”.
●	In 2014, we received the award of “Best Solution In Software and Information Services Retail Industry” from China Electronic Information Industry Development Institute, Chinese Software Testing Center and Software and Information Services Magazine.
●	In 2014, Chinese Business Herald and Business China awarded us with the title of one of “Top Ten Innovative Services Providers”.
●	In 2014, we were recognized as “The Most Popular Logistics Informatization Product With Nationwide Advanced Logistics Enterprises” by China's Logistics Network Technology and Equipment Special Committee, China Communications and Transportation Association.
●	In 2015, we are warded as “Honorable Partner” by Wangfujing Group, one of the largest domestic retailing group.
●	In 2015, we received the award of “Annual Technology Innovation in Shopping Mall Industry” from China Shopping Centre Development Association and Council of Asian Shopping Centers (CASC).
●	In 2015, the independent consulting organization Business Partner recognized us as “Excellent Big Data Application Service Provider of The Year”.
●	In 2015, China Electronics Chamber of Commerce awarded us with the title of “Golden Service Provider of The Year”.

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

Tier 2 - the top 100 retailers and leading regional retailers in China. Here, eFuture enjoys strong brand recognition and is competing with global and local competitors. Approximately 45% of China’s top 100 retailers are eFuture customers. Our global best practice offering features competitive pricing, more flexible and localized solutions, which gives eFuture a competitive advantage when addressing Tier 2 customers.

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

We encounter competitive products from a variety of vendors. We believe that while our markets are still subject to intense competition, the number of significant competitors for business in China is relatively limited. We believe our principal competitive advantages are:

●	A leading position in China’s retail and consumer goods software and services market
●	Strategic partnerships with international and China leading retailers
●	Vision and development capacity in software solutions as well as innovative omni-channel solutions

Research & Development

In the fiscal year 2015, our research & development efforts focused on omni-channel solutions.

Omni-channel solutions include a series of omni-channel cloud services for retail and brands, providing data access services for various omni-channel applications and especially focusing on omni-channel data sharing. Therefore, the information gap among different channels will no longer exist and merchants are provided with consistent data on consumers, merchandise, inventories and orders for all channels. Merchants can also expand new channel applicationswith support of our omni-channel solutions, which saves the cost of integrate each channel separately.

Compared with traditional ERP system, omni-channel solutions are established by adopting new mobile internet technologies like SaaS, NoSQL, OpenAPI and big data so that the Omni-channel solutions can integrate online and offline key data for the unified collection and management; thereby providing consistent and quick access service and a search service for retailers and brands.

The Omni-channel solutions also support seamless docking with both mainstream internet platforms, which include taobao TOP platform, JD open platform, wechat platform and various offline ERP platform including eFutureMyshop, eFuture POS-ERP, Retail Pro, SAP and so forth.

In 2015, we successfully initiated a few large pilots for key clients based in the department store industry and maternal and infant specialty store industry. We also developed a specialized omni-channel marketing service and CRM service for retailers to provide a seamless shopping experience for the consumers.

In 2016, we will continue to improve the compatibility and optimize the performance of our platform to further drive the two-way integration between physical commerce and e-commerce and O2O deployment.

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

Regulations Relating to Privacy Protection

As an internet content provider, we are subject to regulations relating to protection of privacy. Under the Internet Measures, internet content providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet content providers that violate the prohibition may face criminal charges or administrative sanctions by PRC security authorities. In addition, relevant authorities may suspend their services, revoke their licenses or temporarily suspend or close down their websites. Furthermore, under the Administration of Internet Bulletin Board Services issued by the Ministry of Information Industry in November 2000, internet content providers that provide electronic bulletin board services must keep users’ personal information confidential and are prohibited from disclosing such personal information to any third party without the consent of the users, unless otherwise required by law. The regulation further authorizes relevant telecommunication authorities to order internet content providers to rectify any unauthorized disclosure. Internet content providers could be subject to legal liabilities if unauthorized disclosure causes damages or losses to internet users. However, the PRC government retains the power and authority to order internet content providers to provide the personal information of internet users if the users post any prohibited content or engage in illegal activities through the internet. On December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of users’ personal information in electronic form. The Information Protection Decision provides that internet content providers must expressly inform their users of the purpose, manner and scope of the collection and use of users’ personal information by internet information services providers, and collect and use users’ personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that internet content providers and their employees must keep strictly confidential users’ personal information that internet content providers collect, and that internet content providers must take such technical and other measures as are necessary to safeguard the information against disclosure, damages and loss. Compliance with current regulations and regulations that may come into effect in these areas may increase our expenses related to regulatory compliance and potentially expose the Company to increased liability, which could have a material adverse effect on our financial condition and operating results.

Seasonality

Like many other Chinese companies operating in China, our businesses tend to be slower in the quarter that include the month of March and tend to be stronger in the quarter that includes December due to the Chinese New Year and the budgeting practice that is on calendar basis adopted by government agencies and most Chinese private enterprises.

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

Our principal executive offices and headquarters in Beijing are located at Room A1103, A1105, A1106-07, Building A, Chengjian Plaza, No.18, Beitaipingzhuang Road, Haidian District, Beijing, 100088, China. Our telephone number is +86 10 5091 6123, and our fax number is +86 10 5091 6154.

D. Property, Plant and Equipment

Facilities

We currently operate 13 facilities throughout China. Our headquarters are located in Beijing. Our research and development operations are generally located in Guangzhou and Wuhan. We also maintain customer support and programming operations in Shanghai, Guangzhou and Wuhan.

Office	Address	Rental Term	Space
Beijing	8/F Topnew Tower 15 Guanghua Road Chaoyang District, Beijing, PRC	Expired on April 25, 2015	1,496.77 sq. meters

Beijing	Room A1103, A1105, A1106-07, Building A, Chengjian Plaza No. 18, Beitaipingzhuang Road Haidian District, Beijing, PRC	Effective from April 17, 2015 and expires on July 24, 2017	629.43 sq. meters

Beijing	C Cube Youth Cultural and Creative Park 1 Fangjiacun Chaoyang District, Beijing, PRC	Effective from March 23, 2015 and expires on March 22, 2020	1,540 sq. meters

Shanghai	Floor 19E, F, G, H Shentong Information Plaza 55 West Huaihai Road Xu Hui District, Shanghai, PRC	Expires on March 19, 2017	602.14 sq. meters

Nanjing	Room 2410, No. 3 Building Jiaye International City 158 Lushan Road, Jianye District Nanjing, Jiangsu Province, PRC	Expires on December 31, 2016	327.57 sq. meters

Shijiazhuang	R2108,Floor 21 Changan Plaza 289 East Road of Zhongshan Street Shijiazhuang, Hebei Province, PRC	Expires on December 31, 2016	647.68 sq. meters

Guangzhou	Room 01, Floor 3, Block A West 89 Zhongshan Street Guangzhou, Guangdong Province, PRC	Expires on May 31, 2017	1,011 sq. meters

Wuhan	Floor 36 and 40 No. 7 Zhongnan Road, Wuchang District Wuhan, Hubei Province, PRC Floor 6, Block B, Haomai Building Wuhan University Science Park Wuhan, Hubei Province, PRC	Expires on May 19, 2016 Expires on February 4, 2017	2293.73 sq. meters 1135.21 sq. meters

Qingdao	Room 1201, E-Commerce Industrial Park 19 Keyuan Weisan Road, Qingdao, Shandong Province, PRC	Expires on March 31, 2020	130 sq. meters

Xi’an	Floor 12, Unit 1, Yulang International Building 183 Donger Road, Xi’an, Shanxi Province, PRC	Expires on April 5, 2017	139.12 sq. meters

Hangzhou	Floor 20 Zhongdu Department Store Plaza, 87 Qingchun Road Xiacheng District, Hangzhou, Zhejiang Province, PRC	Expires on March 24, 2017	170 sq. meters

Shenzhen	Room 1101-01, Floor 11 Yicui Building, 1058Cuizhu Road Luohu District Shenzhen, Guangdong Province, PRC	Expires on July 31, 2017	340.27 sq. meters

Chengdu

Room 4, Floor 4, Unit 4, Building 1

Tianyi Garden, 99 Erhuan Road West 1st Section Qingyang District

Chengdu, Sichuan Province, PRC

Room 5, Floor 12, Unit 1, Building 1

Donghuguoji Business Center, No. 299 Liuli Road

Jingjiang District

Chengdu, Sichuan Province, PRC

		Expired on May 17, 2015 Effective from April 8, 2015 and expires on April 27, 2017	119.93 sq. meters 160 sq. meters

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

A. Operating Results

Overview

eFuture is a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries. eFuture offers one-stop, end-to-end integrated portfolio of software and services from factory to consumer on seven verticals: Fast Moving Consumer Goods (FMCG), Department Store, Shopping Mall, Grocery, Logistics, Specialty Store and Online Retailers. In light of the Company's strong brand recognition and long-term relationships among local and international clients, along with key strategic partnerships with leading global technology companies, eFuture is seeking to remain at the forefront of industry trends and perpetuate its leading role in China's retail and consumer markets.

Summary of 2015 Operations

In 2015, we focused on the company's management structure realignment to better serve our core business--software and services. We also selected, reviewed and adjusted our innovative businesses for incubation. We fine-tuned the company's business strategy by building an open and cooperative software and cloud service platform that forms the omni-channel sales loop by connecting retailers, merchandises and consumers and provides an O2O ("Online together with Offline") matchmaker service to help internet platforms cooperate with physical retailers in different real-world scenarios.

We are pleased that we have successfully delivered on our promise to maintain sustained profitable results for the fiscal year 2015. The rapid increase of service revenue mix demonstrates the potential for becoming the fundamental strength of our core business. Our omni-channel solution business continues to gain momentum through the support of those innovative retailers who seek to provide their customers with a seamless shopping experience. We will focus on R&D investment and product optimization, as well as labor efficiency improvement .

As Shiji (Hong Kong) Limited acquired more than 50% of our ordinary shares in November 2015 and is a wholly owned subsidiary of Beijing Shiji Information Technology Co. Ltd. (Shenzhen Stock Exchange:002153), the Company plans to work closely with Shiji in developing a strategy relating to our omni-channel platform which provides Chinese retailers and consumers with big data value-added services, that benefits both companies.

As we face a continued increased omni-channel solutions demand from offline retailers, we have accelerated our investment in R&D, focused on providing standardized and easily-deployable omni-channel solutions. We believe the Omni-channel solutions represent a complete leading unified marketing and retail management total solution connecting traditional offline store, online e-commerce, social media and mobile internet application.

Our total revenue increased by 2.5% to RMB225.0 million (US$34.7 million) in 2015 from RMB219.5 million in 2014. Our backlog as of December 31, 2015 decreased 8% year-over-year to RMB135.2 million (US$20.9 million), affected by the continued reduction of new physical retail stores under the current macro economic condition, and Service fee revenue for 2015 increased 10% year-over-year to RMB142.8 million (US$22.0 million) from RMB129.8 million in 2014.

Results of Operations

The following table presents the results of our operations for the years indicated. Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2013	2014	2015	2015
Revenues
Software revenue	¥67,872,447	¥83,693,264	¥73,583,777	$11,359,378
Hardware revenue	28,155,097	5,948,379	8,616,650	1,330,182
Service fee revenue	101,905,255	129,812,064	142,810,369	22,046,122
Total revenues	197,932,799	219,453,707	225,010,796	34,735,682

Cost of revenues
Cost of software revenue	(11,989,808)	(19,599,743)	(18,648,499)	(2,878,832)
Cost of hardware revenue	(23,188,160)	(6,032,868)	(7,232,473)	(1,116,501)
Cost of service fee revenue	(79,532,929)	(96,712,746)	(96,787,443)	(14,941,406)
Amortization of acquired customer relationships and softwares	(286,000)	-	-	-
Amortization of software costs	(3,367,180)	(3,765,833)	(8,416,412)	(1,299,270)
Total cost of revenues	(118,364,077)	(126,111,190)	(131,084,827)	(20,236,009)

Gross profit	79,568,722	93,342,517	93,925,969	14,499,673

Operating expenses
Research and development expenses	(7,247,250)	(8,017,819)	(8,684,459)	(1,340,649)
General and administrative expenses	(33,794,971)	(27,369,028)	(38,607,230)	(5,959,929)
Selling and distribution expenses	(46,366,677)	(47,339,529)	(38,185,022)	(5,894,752)
Total operating expenses	(87,408,898)	(82,726,376)	(85,476,711)	(13,195,330)

Income (Loss) from operations	(7,840,176)	10,616,141	8,449,258	1,304,343

Other income (expenses)
Interest income	332,299	564,750	296,389	45,755
Interest expenses	-	(164,171)	(822,860)	(127,028)
Other income (expenses)	449,787	587,836	503,678	77,754
Foreign currency exchange gain (loss)	(106,124)	7,649	746,505	115,241
Income (Loss) before income tax	(7,164,214)	11,612,205	9,172,970	1,416,065
Less: Income tax expenses	287,296	4,225,049	1,637,037	252,715
Net income (loss)	¥(7,451,510)	¥7,387,156	¥7,535,933	1,163,350
Earnings (Loss) per ordinary share
Basic	¥(1.76)	¥1.77	¥1.56	$0.24
Diluted	¥(1.76)	¥1.71	¥1.54	$0.24
Basic weighted average shares outstanding	4,224,676	4,173,014	4,842,727	4,842,727
Fully diluted weighted average shares outstanding	4,224,676	4,308,516	4,888,023	4,888,023

The following table sets forth certain selected financial information expressed as a percentage of total revenues for the periods indicated and cost of revenues and product development expenses expressed as a percentage of the related revenues. In addition, the table sets forth a comparison of selected financial information, expressed as a percentage change in 2013, 2014 and 2015.

RMB
	FY 2013	Percentage of FY 2013 Revenues	FY 2014	Percentage of FY 2014 Revenues	FY 2015	Percentage of FY 2015 Revenues	Change FY 2013 v FY 2014	% Change	Change FY 2014 v FY 2015	% Change
Revenues
Software revenue	67,872,447	34.3%	83,693,264	38.1%	73,583,777	32.7%	15,820,817	23.3%	(10,109,487)	-12.1%
Hardware revenue	28,155,097	14.2%	5,948,379	2.7%	8,616,650	3.8%	(22,206,718)	-78.9%	2,668,271	44.9%
Service fee revenue	101,905,255	51.5%	129,812,064	59.2%	142,810,369	63.5%	27,906,809	27.4%	12,998,305	10.0%
Total revenues	197,932,799	100.0%	219,453,707	100.0%	225,010,796	100.0%	21,520,908	10.9%	5,557,089	2.5%

Cost of revenues
Cost of software revenue	(11,989,808)	-6.1%	(19,599,743)	-8.9%	(18,648,499)	-8.3%	(7,609,935)	63.5%	951,244	-4.9%
Cost of hardware revenue	(23,188,160)	-11.7%	(6,032,868)	-2.7%	(7,232,473)	-3.2%	17,155,292	-74.0%	1,199,605	19.9%
Cost of service fee revenue	(79,532,929)	-40.2%	(96,712,746)	-44.1%	(96,787,443)	-43.0%	(17,179,817)	21.6%	(74,697)	0.1%
Amortization of acquired customer relationships and softwares	(286,000)	-0.1%	-	0.0%	-	0.0%	286,000	-100.0%	-	0.0%
Amortization of software costs	(3,367,180)	-1.7%	(3,765,833)	-1.7%	(8,416,412)	-3.7%	(398,653)	11.8%	(4,650,579)	123.5%
Total cost of revenues	(118,364,077)	-59.8%	(126,111,190)	-57.5%	(131,084,827)	-58.3%	(7,747,113)	6.5%	(4,973,637)	6.5%

Gross Profit	79,568,722	40.2%	93,342,517	42.5%	93,925,969	41.7%	13,773,795	17.3%	583,452	3.9%

Operating expenses
Research and development	(7,247,250)	-3.7%	(8,017,819)	-3.7%	(8,684,459)	-3.9%	(770,569)	10.6%	(666,640)	8.3%
General and administrative	(33,794,971)	-17.1%	(27,369,028)	-12.5%	(38,607,230)	-17.2%	6,425,943	-19.0%	(11,238,202)	41.1%
Selling and distribution expenses	(46,366,677)	-23.4%	(47,339,529)	-21.6%	(38,185,022)	-17.0%	(972,852)	2.1%	(9,154,507)	-19.3%
Total operating expenses	(87,408,898)	-44.2%	(82,726,376)	-37.7%	(85,476,711)	-38%	4,682,522	-5.4%	(2,750,335)	3.3%

Income (Loss) from operations	(7,840,176)	-4.0%	10,616,141	4.8%	8,449,258	3.8%	18,456,317	-235.4%	(2,166,883)	-20.4%

Comparison of Years Ended December 31, 2015 and 2014

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

Total revenues. Total revenues are comprised of software revenue, hardware revenue and service fee revenue. Total revenues increased 2.5% from RMB219.5 million in 2014 to RMB225.0 million (US$34.7 million) in 2015. The improvement in our workflow efficiencies between regional delivery teams and company-level technical support teams led to the increase in revenues in 2015. Most of the backlog as of the end of 2014 had been realized in 2015. In addition, many of our existing customers have upgraded their IT system and therefore increased demand for our services. 2015 revenues benefited from this increased demand from existing customers for customization services.

Software revenue. Our software revenue decreased 12.1% from RMB83.7 million in 2014 to RMB73.6 million (US$11.4 million) in 2015, which was primarily due to continued reduction of new physical retail stores under the current macro economic conditions. In addition, as a result of the decline of China’s domestic economic development, which can be inferred by lower GDP growth rate among recent years, the retail industry, and our exsiting customers, as a whole were in the process of consolidating in 2015. This has also resulted in the delay of new store openings.

Hardware revenue. Our hardware revenue increased 44.9% from RMB5.9 million in 2014 to RMB8.6 million (US$1.3 million) in 2015. The increase was due to the completion of two one-off projects in the shopping mall and logistics industry in 2015.

Service fee revenue. Service fee revenue increased 10.0% from RMB129.8 million in 2014 to RMB142.8 million (US$22.0 million) in 2015, which was primarily attributable to the strong growth from customization service in line with our business expansion and market penetration which has occurred in recent years. A key customer increased its investment in customization of IT systems to keep pace with the changing business environment. In addition, the revenue from customization services increased as a result of the expansion of our business in the small to mid-scale clients and in China’s tier 2, China’s tier 3 and China’s tier 4 cities in recent years. Service fee revenues represented 59.2% and 63.5% of our total revenues in 2014 and 2015, respectively.

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

Because our cost of revenues will vary according to the software developed, hardware and technical support services provided, the mix of products and services provided is the most significant factor in determining our cost of revenues, as a percentage of revenues, and amortization of acquired technologies and software cost. Impairment loss of intangible assets, subject to amortization, also affected the cost of revenues.

Cost of software revenue. Cost of software revenue consists of labor costs, materials, overhead expenses and other expenses associated with the development of our software. Cost of software revenue decreased 4.9% from RMB19.6 million in 2014 to RMB18.6 million (US$2.9 million) in 2015. The decrease in cost of software revenue was in line with the decrease in software revenue.

As a percentage of software sales, cost of software sales was 23.4% in 2014 and 25.3% in 2015. The increase was primarily attributable to the customization of certain software license projects in the logistics industry which increased labor costs.

Cost of hardware revenue. Cost of hardware revenue consists primarily of payments for third party hardware products that are utilized in connection with our software products. Cost of hardware sales increased by 19.9% from RMB6.0 million in 2014 to RMB7.2 million (US$1.1 million) in 2015, which was primarily attributable to increased hardware revenue.

As a percentage of hardware revenue, cost of hardware revenue was 101.4% in 2014 and 83.9% in 2015. The significant increase was primarily attributable to the provision accrued for a hardware project in 2014. As this project had been postponed for a long period, we reviewed the project status and accrued RMB0.8 million for the future expected loss as of December 31, 2014.

Cost of service fee revenue. Cost of service fee revenue includes labor costs, business taxes and costs related to technical support services. Cost of services fee revenue were both RMB96.7 million(US$14.9 million) in 2014 and 2015.As a percentage of service fee revenue, cost of service fee revenue was 74.5% in 2014 and 67.8% in 2015. The decrease was primarily attributable to the improvement in delivery efficiency.

Amortization of software costs. Intangible assets include the cost of computer software we acquired and developed. These costs are amortized over the useful lives of the software. Costs primarily consist of salary and employee benefits for those involved in the development of the software. Amortization expense increased 123.5% from RMB3.8 million in 2014 to RMB8.4 million (US$1.3 million) in 2015, which was primarily attributable to the fact that capitalized costs associated with innovative projects was commenced for amortization in 2015.

Operating Expenses

Research and development expenses. Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our R&D centre, consultants and an allocation of our facilities overhead and depreciation expenses. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Total research and development expenditure was RMB8.0 million and RMB8.7 million (US$1.3 million) for the years ended December 31, 2014 and 2015, respectively. The increase was primarily attributable to the investment in our innovative projects.

General and administrative expenses. General and administrative expenses consist primarily of costs from our finance, human resources and administration departments, third party legal and other professional services fees, facilities costs and depreciation expenses. General and administrative expenses increased 41.1% from RMB27.4 million in 2014 to RMB38.6 million (US$6.0 million) in 2015, which was attributable to the increase in staff costs and an increased bad debt provision resulting from a trade receivable that had not been collected on schedule, as well as higher rental costs and expenses resulting from moving into two new offices in Beijing. General and administrative expenses represented 12.5% and 17.2% of total revenues in 2014 and in 2015, respectively.

Selling and distribution expenses. Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing departments, sales bonuses, costs of our marketing programs, public relations, advertising, trade shows, sales bonuses, and an allocation of our facilities overhead. Selling and distribution expenses decreased 19.3% from RMB47.3 million in 2014 to RMB38.2 million (US$5.9 million) in 2015, which was primarily attributable to enhanced human resource integration and improved management efficiency. Selling and distribution expenses represented 21.6% of total revenues in 2014 and 17.0% of total revenues in 2015.

Other Expenses

Interest Income. Interest income represents the interest accrued as a result of bank deposits. Our interest income decreased 47.5% from RMB564,750 in 2014 to RMB296,389 in 2015, primarily due to the reduction of term deposits, as well as the People’s Bank of China reducing the benchmark interest rate.

Interest expense. Interest expense represents the interest accrued for short-term loans. Our interest expense increased 401% from RMB0.2 million to RMB0.8 million (US$0.1 million) in 2015. which was primarily attributable to the longer period of accruing interest on the loans in 2015 than in 2014.

Other income. In 2014 and 2015, other income mainly included the sponsor fee income from customer meetings and marketing activities.

Income tax expenses. Our income tax expenses decreased 61.3% from RMB4.2 million in 2014 to RMB1.6 million (US$0.3 million) in 2015, which was primarily attributable to the decrease in current income taxes in 2015.

Comparison of Years Ended December 31, 2014 and 2013

Revenues

Total revenues. Total revenues are comprised of software sales, hardware sales and service fee revenue. Total revenues increased 10.9% from RMB197.9 million in 2013 to RMB219.5 million (US$35.4 million) in 2014. The improvement in our workflow efficiencies between regional delivery teams and company-level technical support teams led to the increase in revenues in 2014. Most of the backlog as of the end of 2013 had been realized to revenues in 2014. In addition, the expansion of our business in the small to mid-scale clients in recent years had a positive effect on our business. From the customers’ aspect, the completion of the process of consolidation in our existing customers and the retail industry as a whole resulted in the reboot of their new store opening in 2014. 2014 revenues benefited from the increased demand from existing customers for software implementation, customization and maintenance services.

Software revenue. Our software revenue increased 23.3% from RMB67.9 million in 2013 to RMB83.7 million (US$13.5 million) in 2014, which was primarily due to our increased investment in software business and the expansion of our business in the small to mid-scale clients in recent years particularly in 2014. In addition, our existing clients and the retail industry as a whole were in the process of consolidation in 2013 and at the same time, the new store openings of our clients were delayed. In 2014, in line with the completion of the process of consolidation, new store openings of our clients occurred and the demands for the purchase of our software licenses increased accordingly. The software revenue primarily increased from shopping mall, e-commerce and logistics industries.

Hardware revenue. Our hardware revenue decreased 78.9% from RMB28.2 million in 2013 to RMB5.9 million (US$1.0 million) in 2014. In recent years, we decided to de-emphasize hardware sales in an increasingly competitive hardware sales market. As a relatively young company, we do not believe that it is strategically beneficial to leverage a low margin, high volume sales sector. We worked to optimize our revenue mix and decreased the proportion of low-margin hardware business in 2014. As a result, there was a significant decrease in hardware revenue in 2014.

Service fee revenue. Service fee revenue increased 27.4% from RMB101.9 million in 2013 to RMB129.8 million (US$20.9 million) in 2014, which was primarily attributable to the strong growth from customization, maintenance and implementation services in line with our business expansion and market penetration which has occurred in recent years. Our existing clients increased their investments in customization and maintenance of their IT systems to keep pace with the changing business environment. In addition, the revenue from implementation services increased as a result of the expansion of our business in the small to mid-scale clients in recent year particularly in 2014. Furthermore, the sales of myStore driven omni-channel solutions made a positive contribution to the growth of service fee income. Service fee income revenues represented 51.5% and 59.2% of our total revenues in 2013 and 2014, respectively.

Cost of Revenues

Cost of software revenue. Cost of software revenue consists of labor costs, materials, overhead expenses and other expenses associated with the development of our software. Cost of software revenue increased 63.5% from RMB12.0 million in 2013 to RMB19.6 million (US$3.2 million) in 2014.

As a percentage of software sales, cost of software revenue was 17.7% in 2013 and 23.4% in 2014. The significant increase was primarily attributable to the customization of certain software license projects in the logistics industry which largely increased labor costs.

Cost of hardware revenue. Cost of hardware revenue consists primarily of payments for third party hardware products that are utilized in connection with our software products. Cost of hardware sales decreased by 74.0% from RMB23.2 million in 2013 to RMB6.0 million (US$1.0 million) in 2014, which was primarily attributable to decreased hardware revenue.

As a percentage of hardware revenue, cost of hardware revenue was 82.4% in 2013 and 101.4% in 2014. The significant increase was primarily attributable to the provision accrued for a hardware project. As this project had been paused for a long period, we reviewed the project status and accrued RMB0.8 million (US$0.1 million) for the future expected loss as of December 31, 2014.

Cost of service fee revenue. Cost of service fee revenue includes labor costs, business taxes and costs related to technical support services. Cost of services fee revenue increased 21.6% from RMB79.5 million in 2013 to RMB96.7 million (US$15.6 million) in 2014, which was primarily attributable to the increase in service fee revenue.

As a percentage of service fee revenue, cost of service fee income was 78.0% in 2013 and 74.5% in 2014. The decrease was primarily attributable to the improvement in delivery efficiency.

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

Operating Expenses

Research and development expenses. Research and development expenses, which are expensed as incurred, consist primarily of salaries and related costs of our R&D centre, consultants and an allocation of our facilities overhead and depreciation expenses. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Total research and development expenditure was RMB7.2 million and RMB8.0 million (US$1.3 million) for the years ended December 31, 2013 and 2014, respectively. The increase was primarily attributable to the investment in our software business.

General and administrative expenses. General and administrative expenses consist primarily of costs from our finance, human resources and administration departments, third party legal and other professional services fees and an allocation of our facilities costs and depreciation expenses. General and administrative expenses decreased 19.0% from RMB33.8 million in 2013 to RMB27.4 million (US$4.4 million) in 2014, which was attributable to a reduced head count and a reduction of meeting expenses as result of improved management efficiency and effective cost containment. General and administrative expenses were 17.1% and 12.5% of total revenues in 2013 and in 2014, respectively.

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

Allowance for Doubtful Accounts

Trade receivables, net are stated as the amount management expects to collect from outstanding balances. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We maintain an allowance for potentially uncollectible trade receivables based on our assessment of the collectability of trade receivables. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, the customer’s past payment history, its current credit-worthiness and current economic trends. Any adverse changes in these factors could require additional provisions be made. Our provision for doubtful accounts was RMB1.9 million in 2013, RMB2.0 million in 2014 and RMB7.9 million (US$0.3 million) in 2015. As of December 31, 2014 and 2015, the allowance for doubtful accounts was RMB4.5 million and RMB9.5 million (US$1.5 million), respectively.

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

Share-Based Compensation

We account for share-based compensation in accordance with ASC subtopic 718-10, or ASC 718-10, Compensation-Stock Compensation: Overall. Under the provisions of ASC 718-10, share-based compensation cost is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (BSM) option-pricing model and is recognized as expense over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. Volatility is measured using historical daily price changes of each ordinary share over the respective expected life of the option. If the volatility increased or decreased 5%, the grant-day fair value would increase or decrease approximately by 7%. Expected option life is the number of years that we estimate, based on the vesting and contractual terms and employee demographics. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change. If any of the assumptions used in the BSM model change significantly, share-based compensation expenses may differ materially in the future from that recorded in the current period.

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

We completed our annual impairment test as of December 31, 2015, and the fair value of the reporting unit exceeded its carrying value by 66.8%. We utilized a combination of the income approach and the market approach to estimate the fair value of each reporting unit. We selected this method because we believe that it most appropriately measures the reporting unit. The income approach is based on the projected cash flows, which are discounted to their present value using discount rates that consider the timing and risk of the forecasted cash flows. The market approach is based on our market capitalization and a control premium is applied to arrive at the fair value of the equity interest. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting unit’s expected long-term operating cash performance, together with its market value. Fair value derived from the income approach is estimated using internally-developed forecasts and assumptions. The discount rate used is the average estimated value a market participant’s cost of capital a debt, derived using the customary market metrics. Other significant assumptions include terminal growth rates, future capital expenditures, and changes in future working capital requirements. The weighting of the income approach and the market approach is also a significant assumption. If there are any changes in these significant assumptions, fair value may differ materially. We also compare and reconcile our overall fair value to our market capitalization. The discount rate and terminal growth rate used in our impairment test were 19.5% and 3%, respectively. If the discount rate increased by 100 basis points, the fair value of the reporting unit would decrease by approximately RMB0.89 million which exceeded its carrying value by 65.8%. A decrease of 100 basis points in the terminal growth rate would result in approximately RMB2.77 million of declines in the fair value of the reporting unit which exceeded its carrying value by 64.6%. If the control premium decreased by 100 basis points, the fair value of the reporting unit would decrease by approximately RMB0.20 million, which would exceed its carrying value by 66.2%. Such changes will not result in the failure of step 1 test in the annual goodwill impairment test. Although there are inherent uncertainties related to the assumptions used and to our application of these assumptions to this analysis, we believe that a combination of the income approach and the market approach provides a reasonable estimate of the fair value of our reporting unit.

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

The following table sets forth a summary of our cash flows for the years indicated:

	2014	2015
	(In millions of RMB)

Cash and cash equivalents	64.6	96.7
Net cash provided by operating activities	3.4	24.4
Net cash used in investing activities	(12.2)	(16.4)
Net cash provided by financing activities	10.7	23.4

The cash and cash equivalents held in China by eFuture Beijing and eFuture Hainan were RMB83.5 million (US$12.89 million) and RMB62.5 million as of December 31, 2015 and 2014, respectively. The cash and cash equivalents held by Weidian, our VIE, were RMB7.2 million (US$1.1 million) and RMB1.4 million as of December 31, 2015 and 2014, respectively.

Operating activities provided cash of RMB24.4 million (US$3.8 million) in 2015 compared to providing cash of RMB3.4 million in 2014. The principal sources of our cash flow from operations are net income adjusted for depreciation, software amortization and share-based compensation cost. The increase in cash provided by operating activities was mainly due to an increase in other payables of RMB19.8 million (US$3.1 million), which was primary the payables to employees for their net proceeds relating to exercise of options at the end of 2015.

Investing activities used cash of RMB12.2 million in 2014 and RMB16.4 million (US$2.5 million) in 2015, the increase in use of cash in investing was primarily attributable to increased term deposit.

Financing activities provided cash of RMB23.4 million (US$3.6 million) in 2015 compared to RMB10.7 million in 2014, which was primarily due to proceeds from issuance of ordinary shares.

Indebtedness

On July 16, September 11, October 22 and November 6, 2014, the Group borrowed four loans with term of one year of RMB1,500,000, RMB1,500,000, RMB2,692,003 and RMB5,000,000 respectively from three banks to meet temporary working capital needs. The annual interest rates are 120%-130% of the benchmark interest rate announced by the People’s Bank of China. The loans were guaranteed by Adam Yan, our former Chairman. One of the loans was additionally guaranteed by Adam’s wife. The loans were fully repaid to the bank on July 15, September 10, October 22 and November 6, 2015 when they became due.

On January 20, March 19 and April 21, 2015, the Company borrowed three loans with terms of one year, in the amount of RMB1,164,900, RMB600,000, RMB543,097, respectively from one bank to meet temporary working capital needs. The annual interest rates were 7.8%. The loans were guaranteed by our former Chairman Adam Yan and his wife at no cost to the Company.

On December 8, 2015, the Company borrowed a loan with a term of one year of RMB5,000,000 from another bank to meet temporary working capital needs. The annual interest rate floats at 120% above the benchmark interest rate announced by the People’s Bank of China. The loan was guaranteed by a third party company guarantee agent. We pledged trade receivables and two copyrights in connection with this loan.

As of December 31, 2015, our outstanding short-term loans were RMB7,307,997 (US$1,128,160), including the loans (RMB2,307,997) guaranteed by Mr. and Mrs. Adam Yan and the loan (RMB5,000,000) which was guaranteed by a third party company guarantee agent. We pledged the trade receivables and two copyrights to the third party guarantee agent in connection with this loan.

Tax Inspection

In November, 2015, the Beijing tax authority conducted a tax inspection on our wholly owned subsidiary, eFuture Beijing for the period from 2004 to 2014. Due to the timing difference between financial reporting and tax reporting regarding the realization of income from revenue and advance payments from customers, the Beijing tax authority has taken the position that eFuture Beijing failed, under local tax regulations, to recognize income and, therefore timely file tax payments. In our previously filed US financial statements, we have provided adequate provisions for the unpaid taxes and there was no significant impact on the financial position of the Company. The Beijing tax authority has not yet issued any decision regarding the payment deadline of any unpaid tax or the amount of fine and late payment fees (if any). The funds need to pay taxes, fines and late payment fees (if any) will be funded from our working capital. eFuture Beijing has taken several corrective measures, including personnel changes and staff training regarding Chinese tax law compliance, so this does not occur again.

C. Research and Development

Our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. Research and development expenses were RMB7.2 million, RMB8.0 million and RMB8.7 million (US$1.3 million) in 2013, 2014 and 2015, respectively. The information provided under Item 5.A, “Operating Results” details the Company’s research and development activities.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	More than 3 Years
Short-term Debt Obligations	¥7,307,997	¥7,307,997	¥-	¥-
Operating Lease Obligations	¥16,012,068	¥7,622,851	¥5,740,321	¥2,648,896
Total	¥23,320,065	¥14,930,848	¥5,740,321	¥2,648,896

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth our executive officers and directors, their ages and the positions held by them as of April 29, 2016.

Name	Age	Position
Kevin Patrick King (1)(9)(14)	54	Chairman
David Ren (2)(10)(11)	53	Chief Executive Officer and Director
Ping Yu (2)(11)	46	Chief Financial Officer and Director
Adam Yan (2) (13)	48	Co-founder and Director
Tak Yuen Lai (5)(13)	53	Director
Hui Fang Xi(1)(13)	43	Director
Dongyu Guan(5)(12)	53	Director
Roger Zhang (2)(6)(7)(14)	56	Independent Director
Weihua Zhou (3)(6)(7)(8)(14)	54	Independent Director
Yuanzhu Lu (4) (6)(7)(8)(14)	39	Independent Director
John Dai (2)(8)(13)	53	Independent Director
Zengqiang Lan (2)	53	Senior Vice President
Hongjun Zou(2)(15)	48	Co-founder and Senior Vice President
Qicheng Yang (2)	50	Co-founder and Chief Technology Officer
Gene Xia(2)	55	Senior Vice President

____________________

(1)	The individual’s business address is 15F, Beijing Inn, No. 5 East Shui Jing Hu Tong, Chaoyangmennei Street, Dongcheng District, Beijing, 1000010, China.
(2)	The individual’s business addresses are as follows:
	a)	c/o eFuture Holding Inc., C Cube Youth Cultural and Creative Park, 1 Fangjiacun, Chaoyang District, Beijing, 100124, China.
	b)	c/o eFuture Holding Inc., A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, China.
(3)	Mr. Zhou’s business address is12F, No. 12 Building, Xinqidian Jiayuan, No. 5 Changchun Bridge Road, Haidian District, Beijing, 100089, China
(4)	Mr. Lu’s business address is China Economics Management Academy, Central University of Finance & Economics, No. 39 South College Road, Haidian District, Beijing, 100081, China
(5)	The individual’s business address is 14F, Building A, No. 65 Fuxing Road, Haidian District, Beijing, 100036, China
(6)	Member of audit committee
(7)	Member of compensation committee.
(8)	Member of corporate governance committee.
(9)	The appointment was effective since March 25, 2016.
(10)	The appointment was effective since March 10, 2015.
(11)	Class II director whose term expires in 2016.
(12)	Class II director whose term expires in 2019.
(13)	Class III director whose term expires in 2017.
(14)	Class I director whose term expires in 2018.
(15)	Mr. Zou resigned on March 31, 2015 and rejoined the Company on September 1, 2015.

Kevin Patrick King, chairman of the Company. He has served as the Chief Operating Officer of Beijing Shiji Information Technology Co. Ltd (“Shiji”, Shenzhen Stock Exchange:002153) since June 2015. Shiji, which owns in excess of 50% of the Company’s ordinary shares, is a leading cross vertical technology solutions provider that develops solutions for the Hospitality, Food Service and Retail industries. Shiji is also a partner of companies such as INFOR and Oracle Partner in these industries. Prior to joining Shiji Mr. King worked with the leading Hospitality technology solution provider, MICROS Systems Inc. for more than 17 years in various operational and business management roles, including positions relating to the business and technical development of global payment solutions. Since Mr. King is involved in all aspects of Shiji's operations, his leadership and direction will enable eFuture to access Shiji's broad resources, thereby enhancing the operations of eFuture and further benefiting the Company's shareholders.

David Ren, Chief Executive Officer and director of the Company. He has served as a senior partner at Cybernaut Capital since 2006. He also served as Executive President of Shanshan Investment Holding Co., Ltd. from 2012 to 2014 and president of Shanghai Stock Exchange listed Ningbo Shanshan Co., Ltd. from 2011 to 2012. He also served as Vice Dean at Zhejiang University Innovation Institute, International from 2007 to 2011. He worked at Founder Group Corp. from 1993 to 2006. He was Vice President of Founder Holdings Company Limited and Chief Executive Officer of its Hong Kong-listed subsidiary Beijing Founder Electronics Co., Ltd, from 2001 to 2006, Vice President of Shanghai-listed Founder Technology Group Corp. from 1998 to 2001, and General Manager of Founder Group's Hangzhou branch from 1993 to 1998. Before joining Founder, Mr. Ren spent seven years as a university professor in Changjiang University. He holds a master’s degree in engineering from the Department of Electric Machine Engineering of Zhejiang University and a bachelor’s degree in engineering from the Department of Information Science and Electronic Engineering of Zhejiang University. Mr. Ren leverages his vast experience in the role of executives in TMT sector and investment field to provide the company with key insights into financing and operation.

Ping Yu, Chief Financial Officer and director of the Company. She was Chief Financial Officer of Prudent Energy from 2011 to 2014. Prior to joining Prudent, Ms. Yu was Chief Financial Officer of Lentuo International and led its successful NYSE IPO in 2010. She previously worked as an auditor and consultant with Golf & Wrobleski in New York, as well as gaining additional professional experience in the banking and real estate industries. Ms. Yu received her bachelor’s degree in accounting from Hubei University and her master’s degree in business administration from Rutgers University. She is a Certified Public Accountant in the United States. Ms. Yu's experience in both the U.S. and China, together with her in-depth knowledge of eFuture gained as its former Chief Financial Officer, make her ideally placed to advise on finance and strategy.

Adam Yan, co-founder and director of the Company. Mr. Yan co-founded eFuture in 1997, and is currently a director. He was chairman of the Company from1997 to March 2016 and Chief Executive Officer from 1997 to March 2015. He is also a member of the China Commerce Association for General Merchandise, the China Chain Store & Franchise Association and the China General Chamber of Commerce. Prior to co-founding eFuture, Mr. Yan was general manager of the Bangda Information Industry Center of Haikou Financial Bureau in Hainan Province from 1991 to 1997. From 1991 to 1994, he served as chief accounting software designer of Haikou Accounting Firm in Hainan Province. Mr. Yan holds a bachelor's degree in computer science and a master's degree in machine vision engineering from Chongqing University. He also studied accounting and finance at the Central University of Finance and Economics, Beijing. Mr. Yan has extensive executive experience in the software industry and provides the Company with valuable advice strategic direction and insights into and industry trends.

Tak Yuan Lai, director of the Company. Mr. Lai is Director, Executive Vice President and Chief Financial Officer of Beijing Shiji Information Technology Co. Limited and serves as the Chief Executive Officer of Infrasys International Ltd. Mr. Lai brings significant experience in board-level positions to the Company, including having been a Director of Shenzhen International SoluSoft Software Co. Ltd, China National Electronic Devices Corporation in 2014 and Hangzhou Westsoft Science & Technology Co. Ltd in 2007. He served as director in Adsale-STSN China/Movielink (HK) Ltd from 2000 to 2001, and Micros-Fidelio China from 1992 to 2000.

Hui Fang Xi, director of the Company. Ms. Xi is Managing Director of Shanghai Shiji Information Technology Co. Limited, a wholly owned subsidiary of Beijing Shiji Information Technology Co. Ltd. Ms. Xi has managed Shiji’s Retail portfolio in China which includes working with international and domestic partners creating solutions for the clients domestic operations since 2015. She previously worked with Oracle Retail (previously MICROS Retail) focused on business development from 2010 to 2015 and has extensive experience in the China and global retail industry.

Dongyu Guan, director of the Company. Mr. Guan currently serves as Vice President of Beijing Shiji Information Technology Co. Limited. From 2009, Mr. Guan worked in Shiji and takes responsibility for Shiji’s subsidiaries such as Infrasys, CNEDC, Bestech, and SiSS. Mr. Guan was chief representative of Infrasys International Ltd. for over 10 years, focused on business development and worked with partners to create solutions for the China’s domestic food service industry and has extensive experience in the China food service industry.

Roger Zhang, independent director, chair of Audit Committee, member of Compensation Committee of the Company. Mr. Zhang, a U.S. Certified Public Accountant, is the Chief Financial Officer of EMAR Online Technology. Before joining EMAR, he served as Chief Financial Officer of China TransInfo Technology Corp., Ltd from 2011 to 2014. From July 2009 to December 2010, Mr. Zhang worked as the Chief Financial Officer of China Vocational Training Holdings Co., Ltd. From August 2007 to August 2008, Mr. Zhang worked as the Chief Financial Officer of Taizinai Group, a major company in China’s beverage market. From July 2005 to July 2007, Mr. Zhang was the Asia Pacific Controller of DraftFCB as well as the Asia Pacific Lead Area Controller of Interpublic Group of Companies, Inc. (DraftFCB's parent company), one of the world’s largest advertising and marketing services companies. From January 2004 to July 2005, Mr. Zhang was a Senior Analyst and Project Leader at MCI, Inc., now a telecommunications subsidiary of Verizon Communications Inc., a global broadband and telecommunications company. From July 1997 to January 2004, Mr. Zhang worked in several finance and accounting positions in the United States, including as a Senior Analyst in Atlanta at ACSI Network Technologies, a telecommunications company that specialized in fiber optic broadband services; Senior Auditor at Union Camp Corporation and International Paper, an American pulp and paper company and as a Staff Auditor at Deloitte & Touche's Atlanta, Georgia office. Mr. Zhang holds an MBA in accounting degree from J. Mack Robinson School of Business, Georgia State University, and Master of Arts in Economics from Georgia State University, and a Master of Sciences in Environmental Science from East China Normal University in Shanghai.

Yuanzhu Lu, independent director, chair of Corporate Governance Committee, member of Compensation Committee and Audit Committee of the Company. Mr. Lu holds doctor degree in National University of Singapore, and currently works as a professor at the Central University of Finance & Economics. He has been affiliated with this university for over ten years and focused on the research relating to the field of industrial organization, micro economics and game theory application. He has published over 30 academic papers and research reports for Chinese and international publications.

Weihua Zhou, independent director, chair of Compensation Committee, member of Corporate Governance Committee and Audit Committee of the Company. Mr. Zhou, who graduated in Beijing University, currently services as chairman of board of Beijing Sino-Sky Hi-Tech Co., Ltd., chairman of board of Beijing Sino-Sky Guangdian Communications Technology Co., Ltd and director of Capinfo Company Ltd (HK1075). Prior to the current positions, Mr. Zhou worked for the Radio Film & Television Design & Research Institute for over 28 years as deputy chief engineer.

John Dai, independent director, member of Corporate Governance Committee of the Company. Mr. Dai is an independent consultant on China strategy development, executive coaching, leadership development, sales management, large account management and business planning. He was previously Director of External Relations and International Cooperation at the China Association of Small and Medium Enterprises, an organization focused on advancing the interests of China's small and medium enterprises internationally. From 2001 to 2002, Mr. Dai served as Chief Executive Officer of Vanda Computer Systems, a Hong Kong based public company focused on systems integration and banking application services in China. Mr. Dai also has 12 years of experience in various executive positions at IBM, including General Manager of IBM's Greater China Distribution Industry Group. Mr. Dai holds a master's degree in civil engineering from Tsinghua University and a bachelor's degree in industrial and civil construction from Wuhan Industrial University. With over 20 years' experience in executive management positions within multinational companies and extensive knowledge of China's retail industry, Mr. Dai is positioned to provide strategic direction to the Company.

Zengqiang Lan. Mr. Lan has served as Senior Vice President of the Company since 2013. He has also served as Executive President of eFuture Beijing since 2015 and was Vice President of eFuture Beijing from 2009 to 2012. Before he joined eFuture, he served as Vice President of CITIC 21CN Company Limited (00241.HK) from 2006 to 2009. From 2002 to 2005, he was General Manager of Hebei Business Computer Company. Mr. Lan holds a bachelor’s degree in electronic engineering from Harbin University of Commerce. Mr. Lan’s experience in management and sales is valuable to our business operation and growth.

Hongjun Zou, Senior Vice President of the Company, Mr. Zou co-founded eFuture in 1997 and previously served as Chief Operating Officer. From 1993 to 1997, Mr. Zou served as General Manager and Chief Technology Officer of Hainan Fujie Industrial Company. He holds a bachelor’s degree in computer science from Chongqing University. Mr. Zou brings to eFuture a wealth of industry experience and the ability to broaden eFuture’s solutions and service offerings.

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

There are no family relationships among any of the persons named above. Nor are there any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any such person was selected as a director or member of senior management.  However, it should be noted that Shiji owns more than 50% of our outstanding shares, and as a result of this significant ownership position, at the Extraordinary General Meeting of Shareholders held on February 29, 2016, Shiji proposed the nomination of six directors, namely, Kevin Patrick King, Tak Yuan Lai, Hui Fang Xi, Dongyu Guan, Yuanzhu Lu, and Weihua Zhu, all of whom were elected as directors.  In addition, at a Board of Directors meeting held on March 25, 2016, Kevin Patrick King, the Chief Operating Officer of Shiji, was appointed Chairman of the company.

B. Compensation

For the fiscal year ended December 31, 2015, we paid an aggregate compensation of RMB6.9 million (US$1.1 million) in cash to our executive officers. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment and other statutory benefits. Other than the above-mentioned pension insurance mandated by applicable PRC law, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We made contributions of RMB28.0 million (US$4.3 million) to statutory staff social benefit for all the employees including our executive officers for the fiscal year ended December 31, 2015.

Executive and Director Compensation

The following table shows the annual compensation paid by us to our executive officers and directors for the year ended December 31, 2015, which includes some bonus for the fiscal year 2014.

Annual Compensation for Year Ended December 31, 2015
Name	Salary	Bonus	All Other Compensation
Adam Yan (1) Former Chairman and Director	¥798,445	¥278,909	—

David Ren (2) Chief Executive Officer and Director	¥815,279	¥338,072	—
Ping Yu (3) Chief Financial Officer and Director	¥963,000	¥338,072	—
Dehong Yang (4) President	¥633,280	¥—	—
Qicheng Yang Chief Technology Officer	¥544,375	¥135,000	—
Hongjun Zou (5) Senior Vice President	¥469,180	¥64,336	—
Gene Xia Senior Vice President	¥524,165	¥195,000	—
Zengqiang Lan Senior Vice President	¥708,225	¥180,000	—
Ming Zhu Director	$14,000	—	—
John Dai Director	$13,000	—	—
Roger Zhang (6) Director	$12,133	—	—
Roy Zhou (7) Director	$11,133	—	—

______________

(1) Served as Chairman through March 25, 2016.

(2) Serve as Chief Executive Officer from March 10, 2015.

(3) Serve as Chief Financial Officer from October 10, 2014.

(4) Serve as President through July 1,2015.

(5) Serve as Senior Vice President through March 31, 2015, and rejoined the Company on September 1, 2015.

(6) Serve as director from March 10, 2015.

(7) Served as director from March 10, 2015 to December 31, 2015.

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

On December 7, 2015, our board of directors adopted our 2015 Share Incentive Plan (the “2015 Plan”) and on February 29, 2016, our shareholders approved the 2015 Plan, which provides for the granting of equity incentives, including stock options and restricted shares to our key employees. We have reserved a total of 500,000 ordinary shares for grant under the 2015 Plan in accordance with its terms. A description of the 2015 Plan is set forth in Proposal 2 of the Notice of Extraordinary Meeting of Shareholders and Proxy Statement for the Extraordinary General Meeting, filed as Exhibit 99.1 to the Company’s report on Form 6-K filed on February 3, 2016, and is incorporated herein by reference.

The 2015 Plan is administered by our Compensation Committee. The Compensation Committee has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the timing of the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. Our board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval, and other provisions.

Summarized details of 2005 Plan I, 2005 Plan II, 2009 Plan, 2011 Plan, 2013 Plan and 2015 Plan are as follows.

	2005 Plan I	2005 Plan II		2009 Plan
	Option	Option	Option	Option		Restricted shares		Restricted shares		Option		Restricted shares
Total Option/Restricted Shares Granted	65,875	65,800	8,000	175,000		153,000		54,000		40,000		25,000
Grant Date	31-Jan-07	17-Sep-09	29-Jun-12	11-Dec-09		11-Dec-09		23-May-12		25-Dec-14		25-Dec-14
Exercise Price	$25.42	$11.71	$4.56	$6.55		N/A		N/A		$4.39		N/A
Vesting Period	5 years	5 years	cliff vest	3 years		3 years		3 years		3 years		3 years
Vesting Terms	20%	20%	100%	25	%(1)	25	%(1)	25	%(1)	25	%(1)	25	%(1)
Expired Period	10 years	10 years	2.61 years	10 years		N/A		N/A		4 years		N/A
Grant date fair value per option/restricted share	$25.72	$8.27	$1.64	$5.02		$6.55		$4.56		$1.80		$4.39

	2011 Plan						2013 Plan				2015 Plan
	Option		Restricted shares		Restricted shares		Option		Restricted shares		Option	Restricted shares
Total Option/Restricted Shares Granted	253,000		134,000		68,004		296,000		44,454		-	-
Grant Date	29-Jun-12		29-Jun-12		25-Dec-14		25-Dec-14		25-Dec-14		N/A	N/A
Exercise Price	$4.56		N/A		N/A		$4.39		N/A		N/A	N/A
Vesting Period	3 years		3 years		3 years		3 years		3 years		N/A	N/A
Vesting Terms	25	%(1)	25	%(1)	25	%(1)	25	%(1)	25	%(1)	N/A	N/A
Expired Period	8.61 years		N/A		N/A		8 years		N/A		N/A	N/A
Grant date fair value per option/restricted share	$1.92		$3.21		$4.39		$2.27		$4.39		N/A	N/A

(1)	Vesting occurs on the following schedule: (a) 25% on the grant date and (b) 25% on each anniversary of the grant date

Total compensation cost for share-based payment arrangement recognized for the years ended December 31, 2013, 2014 and 2015 were RMB1.5 million, RMB3.3 million and RMB2.0 (US$0.3 million), respectively.

As of December 31, 2015, the total compensation cost related to stock options and restricted shares not yet recognized were RMB1.7 million (US$0.3 million) and RMB1.1 million (US$0.2 million), respectively, which are expected to be recognized over a weighted average period of 1.98 years.

C. Board Practices

See information provided in response to Item 6.A. above as to the current directors and the expiration of current director terms.

Board of Directors and Board Committees and Home Country Practice

For the fiscal year ended December 31, 2015, our board of directors consisted of seven members. As of February 29, 2016, our board of directors was increased to eleven members, including four independent directors who satisfy the “independence” requirements of the NASDAQ Stock Market Rules and meet the criteria for “independence” under Rule 10A-3 under the Securities Exchange Act of 1934. Our home country practice was established by our board of directors by reference to similarly situated foreign private issuers and differs from the NASDAQ Stock Market Rules that require the board to be comprised of a majority of independent directors. There are no such requirements under Cayman Islands law that require our board to be comprised of a majority of independent directors. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes. Class II directors shall stand for re-election at our annual general meeting of shareholders in 2016 and every three years thereafter. Class III directors shall stand for re-election at our annual general meeting of shareholders in 2017 and every three years thereafter. Class I directors shall stand for re-election at our annual general meeting of shareholders in 2018 and every three years thereafter.

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

Currently, three committees have been established under the board: the audit committee, the compensation committee and the corporate governance committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. For the fiscal year ended 2015, the audit committee consisted of Mr. Roger Zhang, Mr. John Dai and Mr. Roy Zhou. The audit committee presently consists of Roger Zhang, Yuanzhu Lu and Weihua Zhou.

The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all other forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). For the fiscal year ended 2015, the compensation committee consisted of John Dai, Ming Zhu and Roy Zhou. The compensation committee presently consists of Weihua Zhou, Yuanzhu Lu and Roger Zhang.

The corporate governance committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations for elections of directors and other governance issues. For the fiscal year ended 2015, the corporate governance committee consisted of Ming Zhu, Roger Zhang and Roy Zhou. The corporate governance committee presently consists of Yuanzhu Lu, Weihua Zhou and John Dai.

There are no family relationships among any of the persons named above. Nor are there any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any such person was selected as a director or member of senior management.  However, it should be noted that Shiji owns more than 50% of our outstanding shares, and as a result of this significant ownership position, at the Extraordinary General Meeting of Shareholders held on February 29, 2016, Shiji proposed the nomination of six directors, namely, Kevin Patrick King, Tak Yuan Lai, Hui Fang Xi, Dongyu Guan, Yuanzhu Lu, and Weihua Zhao, all of whom were elected as directors.  In addition, at a Board of Directors meeting held on March 25, 2016, Kevin Patrick King, also to Chief Operating Officer of Shiji, was appointed Chairman of the company.

D. Employees

As of December 31, 2015, we had 706 employees, all of whom were based in China. We believe that our relations with our employees are good. We have never had a work stoppage, and our employees are not subject to a collective bargaining agreement. As of December 31, 2015, 2014 and 2013, we had 706, 744 and 890 employees, respectively.

	December 31, 2013	December 31, 2014	December 31, 2015
Total	890	744	706
General & Administrative	84	60	56
Sales & Marketing	102	74	88
Research & Development	165	159	111
Software Development & Services	539	451	451

E. Share Ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares and options as of the date of this annual report, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 5,472,356 ordinary shares, which includes 5,218,615 ordinary shares currently outstanding and 253,741 restricted shares and options to purchase ordinary shares which have vested or will vest within 60 days. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)

Adam Yan (3)	719,022	13.14%
David Ren	*	*
Ping Yu	*	*
Zengqiang Lan (4)	175,000	3.20%
Gene Xia	*	*
Qicheng Yang	*	*
Hongjun Zou	*	*
Roy Zhou	*	*
Roger Zhang	*	*
John Dai	*	*
Ming Zhu	*	*
All directors and executive officers as a group (11 people) (5)	954,772	17.41%

____________

* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary share.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying currently exercisable options held by such person.
(3)	Includes (i) 562,168 ordinary shares; (ii) 152,604 ordinary shares through eFuture Inc, whose beneficial owner is Adam Yan; (iii) currently exercisable 4,250 vested restricted shares held in the brokerage account of the administrator of the issuer's share incentive plan.
(4)	Includes (i) 150,000 ordinary shares; (ii) currently exercisable 25,000 vested restricted shares and options held in the brokerage account of the administrator of the issuer's share incentive plan.
(5)	Includes (i) 866,772 ordinary shares; (ii) currently exercisable 88,000 vested restricted shares and options held in the brokerage account of the administrator of the issuer's share incentive plan.

Share Incentive Plan

As of April 29, 2016, we had four share incentive plans in effect. Noshare was reserved under our 2009 Share Incentive Plan, 3,491 shares were reserved under our 2011 Share Incentive Plan, 3,500 shares were reserved under our 2013 Share Incentive Plan and 500,000 shares were reserved under our 2015 Share Incentive Plan. The following table displays the number of shares outstanding under each plan that have been granted and the number remaining under each plan as of the date of filing.

	2009 Share Incentive Plan	2011 Share Incentive Plan	2013 Share Incentive Plan	2015 Share Incentive Plan

Shares Granted and Outstanding under Plan (1)	97,950	154,928	322,591	-
Remaining Shares Available under Plan(2)	0	3,491	3,500	500,000
Exercised Shares	234,050	235,326	61,363	-
Total	332,000	393,745	387,454	500,000

_______________

(1)	Includes only those shares (including those underlying warrants or options) that were granted and remain outstanding as of the date of filing. Does not include shares (including those underlying warrants or options) that were granted and subsequently reverted back to the incentive plan upon forfeiture or expiration.
(2)	Includes shares (including those underlying warrants or options) that were granted and subsequently reverted back to the incentive plan upon forfeiture or expiration.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares and options as of the date of this annual report, for all of our executive officers and directors individually. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such persons, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 5,472,356 ordinary shares, which includes 5,218,615 ordinary shares currently outstanding and 253,741 restricted shares and options to purchase ordinary shares which have vested or will vest within 60 days. These shareholders do not possess voting rights that differ from our other shareholders.

	Amount of Beneficial Ownership (1)	Percentage Ownership (2)
Shiji (Hong Kong) Limited	2,744,857	50.16%
Adam Yan (3)	719,022	13.14%

______________

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such person.
(3)

Includes (i) 562,168 ordinary shares; (ii) 152,604 ordinary shares through eFuture Inc, whose beneficial owner is Adam Yan; (iii) currently exercisable 4,250 vested restricted shares held in the brokerage account of the administrator of the issuer's share incentive plan.

B. Related Party Transactions

For the year ended December 31, 2014 and 2015, the related party transactions included our former Chairman, Adam Yan and his wife, who guaranteeing one year short-term loan at no cost to the Group. As of December 31, 2014 and 2015, the outstanding short-term loans guaranteed by Adam Yan and his wife were RMB5,692,003 and RMB2,307,997, respectively. There was no fee paid to Adam Yan and his wife for the guarantees provided by them.

The Company completed a private placement sale of 798,000 ordinary shares to Mr. Adam Yan, previous Chairman, Mr. David Ren, Chief Executive Officer, Ms. Ping Yu, Chief Finance Officer and other individuals for US$3.2 million (or $ 4.0345 per share) in cash on April 13, 2015. The transaction was authorized and approved by a special independent committee consisting solely of the Company’s independent directors based upon the current fair market value of the Company's shares, and supported by an independent financial valuation.

Other than disclosed as described above, the Company did not enter into any related party transactions in the year ended December 31, 2015.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

The consolidated financial statements of eFuture Holding Inc. are included at the end of this annual report, beginning with page F-1.

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

Tax Inspection

For details, please refer to Item 5. Operating and Financial Review and Prospects. B. Liquidity and Capital Resources. Other than as described above, we are not currently a party to any material litigation or other legal proceedings brought against us. We are also not aware of any legal proceedings, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations. From time to time we may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “EFUT.” The following table sets forth the high and low market prices for (i) the Company’s most recent five fiscal years, (ii) the quarterly periods for the Company’s last two fiscal years and the first two quarters of 2016, and (iii) the most recent six months on a monthly basis.

Full Financial Years	Low	High

January 1, 2015 – December 31, 2015	$3.76	$15.89
January 1, 2014 – December 31, 2014	$3.22	$6.25
January 1, 2013 – December 31, 2013	$2.55	$4.87
January 1, 2012 – December 31, 2012	$3.06	$5.24
January 1, 2011 – December 31, 2011	$3.18	$6.05

Fiscal Quarters	Low	High

April 1, 2016 – April 27, 2016	$6.06	$6.47
January 1, 2016 – March 31, 2016	$5.26	$9.17
October 1, 2015 – December 31, 2015	$4.07	$15.89
July 1, 2015 – September 30, 2015	$3.92	$5.80
April 1, 2015 – June 30, 2015	$3.96	$6.28
January 1, 2015 – March 31, 2015	$3.76	$4.70
October 1, 2014 – December 31, 2014	$3.87	$4.60
July 1, 2014 – September 30, 2014	$3.90	$5.18
April 1, 2014 – June 30, 2014	$3.22	$5.99
January 1, 2014 – March 31, 2014	$4.44	$6.25

Monthly	Low	High

April 2016 (through April 27, 2016)	$6.06	$6.47
March 2016	$5.90	$7.20
February 2016	$5.26	$6.91
January 2016	$6.64	$9.17
December 2015	$8.90	$13.27
November 2015	$4.51	$15.89

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

D. Exchange Controls

Regulation of Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Under the Regulations, Renminbi are freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. In order to convert Renminbi for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, the prior approval of, and/or registration with, State Administration of Foreign Exchange(“SAFE”) or other relevant PRC governmental authorities, are required.

On August 29, 2008, SAFE promulgated Circular 142, which regulates the purposes for which foreign-invested companies may convert foreign currency into Renminbi. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if they have not used the proceeds of such loans. Violations of Circular 142 can result in severe penalties, including significant fines. On March 3, 2015, the SAFE promulgated a Circular 19, which became effective on June 1, 2015, superseding Circular 142. According to Circular 19, although it restates certain restrictions on use of investment capital in foreign currency by foreign invested company, it specifies that the registered capital of a foreign-invested company in foreign currency can be converted into RMB voluntarily and be allowed to use for equity investment in the PRC, subject to certain reinvestment registration with local SAFE made by the invested company. However, since Circular 19 is newly issued, its interpretation and enforcement involve significant uncertainties.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, which became effective in July 2014 and replaced the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, to require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle”. SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individual residents, share transfer or exchange, merger, division or other material event. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

On December 25, 2006, the People’s Bank of China issued the Administrative Measures of Foreign Exchange Matters for Individuals, for which SAFE issued implementation rules on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee stock ownership plans, stock option plans or related plans in which onshore individuals participate require the approval of SAFE or its authorized branch. On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or Circular 7. Circular 7 regulates the foreign exchange matters associated with employee stock incentive plans or similar plans permitted under applicable laws and regulations and awards granted under such plans to PRC residents by companies whose shares are listed on offshore stock exchanges. Pursuant to Circular 7, all PRC residents participating in share incentive plans of offshore listed companies are required to, through their employers, jointly retain qualified PRC agents to register with SAFE. PRC residents include PRC nationals or foreign citizens having been consecutively residing in the PRC for not less than one year who act as directors, supervisors, senior management personnel or other employees of PRC entities affiliated with such offshore listed company. A qualified PRC agent may be a PRC entity involved in the share incentive plan or a PRC institution eligible for assets trusteeship, which is lawfully selected to handle various foreign exchange matters related with share incentive plans and apply annually for a quota for conversion and/or payment of foreign currencies in connection with the PRC residents’ exercise of the employee stock options. The foreign exchange proceeds received by PRC residents from any sale of shares under share incentive plans granted by offshore listed companies must be remitted to bank accounts in China opened by their employers or PRC agents. We and our PRC resident employees or other personnel who receive share options are subject to these regulations since we are listed in the United States. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular No. 13, which will take effect on June 1, 2015. SAFE Circular No. 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

The foregoing mentioned exchange control measures may delay or prevent us from making loans to our PRC subsidiaries and consolidated variable interest entity or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Dividend Distribution

The principal regulations governing the distribution of dividends by foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Administrative Rules under the Foreign Investment Enterprise Law (2001).

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

Foreign Exchange Risk

Virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Any significant revaluation of RMB against the U.S. dollar may materially affect our revenues, earnings and financial position in U.S. dollars. The RMB depreciated by 2.4% and depreciated by 4.4% against the U.S. dollar in 2014 and 2015, respectively, and the exchange rate between the RMB and the U.S. dollar was appreciated by 2.8% in 2013. If the Renminbi appreciates or depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will be subject to change. See “Risk Factors — Fluctuation of the Renminbi could materially affect our financial condition and results of operations.”

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, respectively. The Chinese government may introduce measures in the future intended to reduce the inflation rate in China.  We cannot assure you that these measures will not have a significant impact on our business.  Any such measures may not be successful or immediately effective in reducing or slowing the increase in China’s inflation rate.  Sustained or increased inflation in China may have an impact on China’s economy and our customers, which may adversely affect our business and financial results.

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

In December 2008, our subsidiary eFuture Beijing was designated as “High and New Technology Enterprises” under the CIT Law, which entitles it to a preferential enterprise income tax rate of 15% from 2008 to 2015. eFuture Hainan was subject to a 25% tax rate in 2015.

The CIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC CIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2015, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor its tax status.

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

Based upon that evaluation, our management has concluded that as of December 31, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the framework set forth in the report entitled “Internal Control - Integrated Framework” issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on that evaluation, management concluded that these controls were effective at December 31, 2015.

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to the rules of SEC that permit us to provide only management’s report in this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Roger Zhang qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market standards. Mr. Zhang is not deemed to be an “expert” for any purpose, including for purposes of section 11 of the Securities Act of 1933, as a result of being designated as an audit committee financial expert, and this designation does not impose on Mr. Zhang any duties, obligations or liability that are greater than those imposed on him as a member of the Audit Committee and Board of Directors in the absence of that designation.

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

eFuture Holding Inc.

A1103, A1105, A1106-07, Building A, Chengjian Plaza

No. 18 Beitaipingzhuang Road

Haidian District

Beijing, 100088, People’s Republic of China

Attention: Secretary

Item 16C. Principal Accountant Fees and Services

Audit Fees

For the years ended December 31, 2014 and 2015, we incurred in the aggregate amounts of RMB1,280,000and RMB1,280,000 (US$197,598), respectively, for the annual audit of our financial statements, which was billed by Grant Thornton China.

Audit Related Fees

There were no audit related fees incurred for fiscal years 2014 and 2015.

Tax and All Other Fees

We did not pay Grant Thornton China any fees for tax or other services for fiscal years 2014 and 2015, respectively.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee has the sole authority to approve all audit engagement fees and terms, and the Audit Committee, or as member of the Audit Committee, must pre-approve any audit and non-audit service provided to the Company by the Company’s independent auditor. Our Audit Committee approved all of the services provided by Grant Thornton China for fiscal year 2014 and 2015, respectively.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

None.

Item 16G. Corporate Governance.

NASDAQ Marketplace Rules and Home Country Practices

Pursuant to NASDAQ Listing Rule 5615(a)(3), as a foreign private issuer the Company may follow home country corporate governance practices in lieu of the requirements of the Rule 5600 series, provided that the Company (i) complies with certain mandatory sections of the Rule 5600 series, (ii) discloses each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such other requirement and (iii) delivers a letter to NASDAQ from the Company’s Cayman Islands counsel certifying that the corporate governance practices that the Company does follow are not prohibited by Cayman Islands law. The Company’s independent Cayman Islands counsel has certified to NASDAQ that the Company’s corporate governance practices are not prohibited by Cayman Islands law on December 30, 2015.

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of eFuture Holding Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K (File No. 00133113-161385548) filed with the SEC on Feburary 3,2016)
1.2	Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (incorporated by reference to Exhibit 3.3 of the Registrant’s Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on October 18,2005)
2.1	Specimen Certificate for Ordinary shares(incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on August 22,2005)
4.1	Securities Purchase Agreement dated as of March 13, 2007 by and among the Company, Capital Ventures International (“CVI”), Hudson Bay Fund, LP (“HBF”) and Hudson Bay Overseas Fund, Ltd. (“HBOF”) (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)
4.2	Registration Rights Agreement, dated March 13, 2007 by and among the Company, CVI, HBF and HBOF (incorporated by reference to Exhibit 99.5 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)
4.3	Form of Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (incorporated by reference to Exhibit 99.3 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)
4.4	Form of Series A Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)
4.5	Form of Series B Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (incorporated by reference to Exhibit 99.3 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)
4.6	Acquisition of Beijing Wangku Hutong Information Technology Co., Ltd. (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K filed with the SEC on May 21, 2007)
4.7	Acquisition of Crownhead Holdings Ltd. And Royalstone System Integrated Co., Ltd (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K filed with the SEC on August 15, 2007)
4.8	English translation of Equity Transfer Agreement dated as of July 16, 2010 between Tingchao Zhao (the nominee of the Registrant) and Boyong Jiang(incorporated by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.9	English translation of Equity Transfer Agreement dated as of March 13, 2011 between Xuejun Zhang (the nominee of the Registrant) and Haibo Wang(incorporated by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.10	Loan Agreement dated as of January 18, 2011 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.11	Loan Agreement dated as of January 18, 2011 between eFuture Beijing and Hongjun Zou, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.12	Share Pledge Agreement dated as of January 18, 2011 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.13	Share Pledge Agreement dated as of January 18, 2011 between eFuture Beijing and Hongjun Zou, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.14	Exclusive Option Agreement dated as of January 18, 2011 between eFuture Beijing, Weidian and Xuejun Zhang, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.15	Exclusive Option Agreement dated as of January 18, 2011 between eFuture Beijing, Weidian and Hongjun Zou, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.16	Exclusive Business Cooperation Agreement dated as of January 18, 2011 between eFuture Beijing and Weidian(incorporated by reference to Exhibit 4.16 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.17	Supplemental Agreement to Exclusive Business Cooperation Agreement dated as of April 23, 2012 between eFuture Beijing and Weidian(incorporated by reference to Exhibit 4.17 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.18	Power of Attorney dated as of January 18, 2011 issued by Xuejun Zhang, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.18 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.19	Power of Attorney dated as of January 18, 2011 issued by Hongjun Zou, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.19 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.20*	Amended and Restated Loan Agreement dated as of April 13, 2015 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Weidian
4.21*	Amended and Restated Loan Agreement dated as of April 13, 2015 between eFuture Beijing and Hongjun Zou, one of the shareholders of Weidian
4.22*	Amended and Restated Share Pledge Agreement dated as of April 13, 2015 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Weidian
4.23*	Amended and Restated Share Pledge Agreement dated as of April 13, 2015 between eFuture Beijing and Hongjun Zou, one of the shareholders of Weidian
4.24*	Amended and Restated Exclusive Option Agreement dated as of April 13, 2015 between eFuture Beijing, Weidian and Xuejun Zhang, one of the shareholders of Weidian
4.25*	Amended and Restated Exclusive Option Agreement dated as of April 13, 2015 between eFuture Beijing, Weidian and Hongjun Zou, one of the shareholders of Weidian
4.26*	Amended and Restated Exclusive Business Cooperation Agreement dated as of April 13, 2015 between eFuture Beijing and Weidian
4.27*	Amended and Restated Power of Attorney dated as of April 13, 2015 issued by Xuejun Zhang, one of the shareholders of Weidian
4.28*	Amended and Restated Power of Attorney dated as of April 13, 2015 issued by Hongjun Zou, one of the shareholders of Weidian
4.29*	Loan Agreement dated as of April 13, 2015 between eFuture and Xuejun Zhang, one of the shareholders of Weidian
4.30*	Loan Agreement dated as of April 13, 2015 between eFuture and Hongjun Zou, one of the shareholders of Weidian
4.31*	Share Purchase Agreement
4.32*	Subscription Agreement
8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on June 28, 2007)
12.1*	Section 302 Certification of David Ren
12.2*	Section 302 Certification of Ping Yu
13.1*	Section 906 Certification of David Ren
13.2*	Section 906 Certification of Ping Yu
15.1*	Consent of Independent Registered Public Accounting Firm

___________

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the undersigned certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on the 29th day of April, 2016.

EFUTURE HOLDING INC.

By:	/s/ Kevin King
Name:	Kevin King
Title:	Chairman

Date: April 29, 2016

EFUTURE HOLDING INC.

(Formerly eFuture Information Technology Inc.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

eFuture Holding Inc.

We have audited the accompanying consolidated balance sheets of eFuture Holding Inc. (formerly eFuture Information Technologies Inc.) (a Cayman Islands corporation) and its subsidiaries and variable interest entity (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eFuture Holding Inc. and its subsidiaries and variable interest entity as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON

Beijing, People’s Republic of China

April 29, 2016

EFUTURE HOLDING INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2015

		Chinese Yuan (Renminbi)		U.S. Dollars
		December 31,		December 31,
	Note	2014	2015	2015
ASSETS
Current assets
Cash and cash equivalents		¥64,558,916	¥96,654,067	$14,920,817
Term deposit		-	10,000,000	1,543,734
Trade receivables, net of allowance for doubtful accounts of ¥4,502,766 and ¥9,497,995 ($1,466,238), respectively	3	40,889,759	54,665,671	8,438,925
Refundable value added tax		6,765,916	2,179,123	336,399
Advances to employees		1,117,272	697,006	107,599
Other receivables		2,474,076	3,115,018	480,876
Prepaid expenses		1,554,052	1,275,727	196,938
Inventory and work in process	4	14,560,195	15,370,905	2,372,859
Deferred tax assets, current portion	14	7,046,782	6,862,407	1,059,373
Total current assets		138,966,968	190,819,924	29,457,520
Non-current assets
Long-term investments, net of impairment of ¥240,000 and ¥240,000 ($37,050), respectively		-	-	-
Property and equipment, net of accumulated depreciation of ¥9,515,986 and ¥8,197,906 ($1,265,538), respectively	5	3,279,483	3,473,877	536,275
Intangible assets, net of accumulated amortization of ¥80,190,029 and ¥88,606,442 ($13,678,478), respectively	6	40,294,260	36,247,511	5,595,651
Goodwill	6	80,625,667	80,625,667	12,446,458
Deferred tax assets	14	919,637	998,139	154,086
Total non-current assets		125,119,047	121,345,194	18,732,470
Total assets		¥264,086,015	¥312,165,118	$48,189,990

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loans	7	¥10,692,003	¥7,307,997	$1,128,160
Trade payables		12,509,613	16,733,672	2,583,234
Other payables	8	17,978,021	37,778,286	5,831,962
Accrued expenses	9	24,685,555	24,860,304	3,837,770
Taxes payable		16,128,358	18,008,279	2,779,999
Deferred revenue		51,661,078	40,784,536	6,296,047
Total current liabilities		133,654,628	145,473,074	22,457,172
Total liabilities		¥133,654,628	¥145,473,074	$22,457,172

Commitments and contingencies	16

Shareholders’ Equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,989,626 shares and 5,218,615 shares issued and outstanding, respectively	10	2,357,978	2,934,894	453,070
Additional paid-in capital	10	234,405,541	262,553,349	40,531,253
Statutory reserves		8,574,634	9,114,319	1,407,008
Accumulated deficits		(114,906,766)	(107,910,518)	(16,658,513)
Total shareholders’ equity		130,431,387	166,692,044	25,732,818
Total liabilities and shareholders’ equity		¥264,086,015	¥312,165,118	$48,189,990

See the accompanying notes to the consolidated financial statements.

EFUTURE HOLDING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

		Chinese Yuan (Renminbi)			U.S. Dollars
		For the Years Ended December 31,			For the Year Ended December 31,
	Note	2013	2014	2015	2015
Revenues
Software revenue		¥67,872,447	¥83,693,264	¥73,583,777	$11,359,378
Hardware revenue		28,155,097	5,948,379	8,616,650	1,330,182
Service fee revenue		101,905,255	129,812,064	142,810,369	22,046,122
Total revenues		197,932,799	219,453,707	225,010,796	34,735,682

Cost of revenues
Cost of software revenue		(11,989,808)	(19,599,743)	(18,648,499)	(2,878,832)
Cost of hardware revenue		(23,188,160)	(6,032,868)	(7,232,473)	(1,116,501)
Cost of service fee revenue		(79,532,929)	(96,712,746)	(96,787,443)	(14,941,406)
Amortization of acquired customer relationships and softwares		(286,000)	-	-	-
Amortization of software costs		(3,367,180)	(3,765,833)	(8,416,412)	(1,299,270)
Total cost of revenues		(118,364,077)	(126,111,190)	(131,084,827)	(20,236,009)

Gross profit		79,568,722	93,342,517	93,925,969	14,499,673

Operating expenses
Research and development expenses		(7,247,250)	(8,017,819)	(8,684,459)	(1,340,649)
General and administrative expenses		(33,794,971)	(27,369,028)	(38,607,230)	(5,959,929)
Selling and distribution expenses		(46,366,677)	(47,339,529)	(38,185,022)	(5,894,752)
Total operating expenses		(87,408,898)	(82,726,376)	(85,476,711)	(13,195,330)

Income (Loss) from operations		(7,840,176)	10,616,141	8,449,258	1,304,343

Other income (expenses)
Interest income		332,299	564,750	296,389	45,755
Interest expense		-	(164,171)	(822,860)	(127,028)
Other income (expenses)		449,787	587,836	503,678	77,754
Foreign currency exchange gain (loss)		(106,124)	7,649	746,505	115,241
Income (Loss) before income tax		(7,164,214)	11,612,205	9,172,970	1,416,065
Less: Income tax expense	14	287,296	4,225,049	1,637,037	252,715
Net income (loss)		¥(7,451,510)	¥7,387,156	¥7,535,933	$1,163,350
Earnings (Loss) per ordinary share	15
Basic		¥(1.76)	¥1.77	¥1.56	$0.24
Diluted		¥(1.76)	¥1.71	¥1.54	$0.24
Basic weighted average shares outstanding		4,224,676	4,173,014	4,842,727	4,842,727
Diluted weighted average shares outstanding		4,224,676	4,308,516	4,888,023	4,888,023

See the accompanying notes to the consolidated financial statements.

EFUTURE HOLDING INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	Chinese Yuan (Renminbi)
	Ordinary Shares		Additional
	Shares	Amount	Paid-in Capital	Treasury Stocks	Statutory Reserves	Accumulated Deficits	Total
Balance as of January 1, 2013	3,977,221	¥2,353,068	¥231,195,613	¥(1,602,451)	¥5,914,384	¥(112,182,162)	¥125,678,452
Ordinary shares repurchase	(65,045)	(31,070)	(1,571,381)	1,602,451	-	-	-
Issuance of vested restricted shares	9,000	4,184	(4,184)	-	-	-	-
Share-based compensation expense	-	-	1,462,882	-	-	-	1,462,882
Appropriation to statutory reserves of eFuture Beijing	-	-	-	-	1,654,617	(1,654,617)	-
Net loss	-	-	-	-	-	(7,451,510)	(7,451,510)
Balance as of December 31, 2013	3,921,176	¥2,326,182	¥231,082,930	¥-	¥7,569,001	¥(121,288,289)	¥119,689,824
Exercise of options by employees	2,000	925	54,880	-	-	-	55,805
Issuance of vested restricted shares	66,450	30,871	(30,871)	-	-	-	-
Share-based compensation expense	-	-	3,298,602	-	-	-	3,298,602
Appropriation to statutory reserves of eFuture Beijing	-	-	-	1,005,633	(1,005,633)	-
Net income	-	-	-	-	-	7,387,156	7,387,156
Balance as of December 31, 2014	3,989,626	¥2,357,978	¥234,405,541	¥-	¥8,574,634	¥(114,906,766)	¥130,431,387
Issuance of ordinary shares to certain managements	798,000	370,087	19,380,125	-	-	-	19,750,212
Exercise of options by employees	224,075	107,529	6,915,886	-	-	-	7,023,415
Issuance of vested restricted shares	206,914	99,300	(99,300)	-	-	-	-
Share-based compensation expense	-	-	1,951,097	-	-	-	1,951,097
Appropriation to statutory reserves of eFuture Beijing	-	-	-	-	539,685	(539,685)	-
Net income	-	-	-	-	-	7,535,933	7,535,933
Balance as of December 31, 2015	5,218,615	¥2,934,894	¥262,553,349	¥-	¥9,114,319	¥(107,910,518)	¥166,692,044

	U.S. Dollars
	Ordinary Shares		Additional
	Shares	Amount	Paid-in Capital	Treasury Stocks	Statutory Reserves	Accumulated Deficits	Total
Balance as of January 1, 2015	3,989,626	$364,009	$36,185,980	$-	$1,323,695	$(17,738,550)	$20,135,134
Issuance of ordinary shares to certain managements	798,000	57,132	2,991,776	-	-	-	3,048,908
Exercise of options by employees	224,075	16,600	1,067,629	-	-	-	1,084,229
Issuance of vested restricted shares	206,914	15,329	(15,329)	-	-	-	-
Share-based compensation expense	-	-	301,197	-	-	-	301,197
Appropriation to statutory reserves of eFuture Beijing	-	-	-	-	83,313	(83,313)	-
Net income	-	-	-	-	-	1,163,350	1,163,350
Balance as of December 31, 2015	5,218,615	$453,070	$40,531,253	$-	$1,407,008	$(16,658,513)	$25,732,818

See the accompanying notes to the consolidated financial statements.

EFUTURE HOLDING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2013	2014	2015	2015
Cash flows from operating activities:
Net income (loss)	¥(7,451,510)	¥7,387,156	¥7,535,933	$1,163,350
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	1,897,003	1,804,164	1,812,863	279,858
Amortization of intangible assets	3,653,180	3,765,833	8,416,412	1,299,270
Loss on disposal of property and equipment	9,008	26,165	13,180	2,035
Provision for doubtful accounts	1,874,355	1,962,403	7,888,892	1,217,835
Provision for loss in inventory and work in process	5,561,134	8,302,435	3,922,652	605,553
Share-based compensation expense	1,462,882	3,298,602	1,951,097	301,197
Deferred income taxes	(619,250)	509,041	105,873	16,344
Foreign currency exchange loss (gain)	35,280	(7,649)	(746,505)	(115,241)
Changes in assets and liabilities:
Trade receivables	(3,305,936)	(16,765,678)	(21,664,804)	(3,344,469)
Refundable value added tax	2,953,447	(4,718,654)	4,586,793	708,079
Advances to employees	(82,747)	331,470	420,266	64,878
Other receivables	662,879	(29,794)	(640,942)	(98,944)
Prepaid expenses	(102,745)	(316,705)	278,325	42,966
Inventory and work in process	(6,161,784)	(2,962,248)	(4,733,362)	(730,705)
Trade payables	(5,549,585)	510,352	4,224,059	652,082
Other payables	1,461,460	(403,860)	19,800,265	3,056,634
Accrued expenses	(2,959,076)	2,448,355	174,749	26,976
Taxes payable	(520,905)	683,881	1,936,692	298,973
Deferred revenue	6,551,079	(2,409,613)	(10,876,542)	(1,679,049)
Net cash provided by (used in) operating activities	¥(631,831)	¥3,415,656	¥24,405,896	$3,767,622

Cash flows from investing activities:
Purchases of property and equipment	(1,052,469)	(1,789,314)	(2,131,596)	(329,062)
Payments for intangible assets	(15,038,783)	(10,458,286)	(4,369,663)	(674,560)
Payments for term deposit	-	-	(10,000,000)	(1,543,734)
Cash received from disposal of property and equipment	5,650	14,751	54,388	8,397
Net cash used in investing activities	¥(16,085,602)	¥(12,232,849)	¥(16,446,871)	$(2,538,959)

See the accompanying notes to the consolidated financial statements.

EFUTURE HOLDING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015 (CONTINUED)

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2013	2014	2015	2015
Cash flows from financing activities:
Proceeds from short-term loans	¥-	¥10,692,003	¥7,307,997	$1,128,160
Repayment of short- term loans	-	-	(10,692,003)	(1,650,561)
Proceeds from exercise of options by employees	-	55,805	7,023,415	1,084,229
Issuance of ordinary shares	-	-	19,750,212	3,048,907
Net cash provided by financing activities	¥-	¥10,747,808	¥23,389,621	$3,610,735
Effect of exchange rate changes on cash and cash equivalents	(35,280)	7,649	746,505	115,240
Net increase (decrease) in cash and cash equivalents	(16,752,713)	1,938,264	32,095,151	4,954,638
Cash and cash equivalents at beginning of year	79,373,365	62,620,652	64,558,916	9,966,179
Cash and cash equivalents at end of year	¥62,620,652	¥64,558,916	¥96,654,067	$14,920,817

Supplemental cash flow information
Interest paid	¥-	¥164,171	¥810,609	$125,136
Income tax paid	¥3,796,612	¥3,736,424	¥3,042,230	$469,639

See the accompanying notes to the consolidated financial statements.

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Organization

eFuture Holding Inc. (the “Company”) is a Cayman Islands Corporation. The Company’s name was changed from “eFuture Information Technology Inc.” to “eFuture Holding Inc.” in January 2016. Its wholly owned subsidiary eFuture (Beijing) Tornado Information Technology Inc. is located in Beijing, the People’s Republic of China (the “PRC”). In August 2007, eFuture (Beijing) Tornado Information Technology Inc. was renamed as eFuture (Beijing) Royalstone Information Technology Inc. (“eFuture Beijing”). The Company is a holding company with no operations of its own. All of its operations are conducted through eFuture Beijing.

The Company acquired control over 100% of the equity interests in Beijing Changshengtiandi Ecommerce Co., Ltd. through certain nominees on January 18, 2011. Beijing Changshengtiandi Ecommerce Co., Ltd. was renamed as Beijing Weidian Internet Service Co. Ltd. (“Weidian”) in March 2014. Weidian was treated as a variable interest entity (“VIE”) for the years ended December 31, 2013, 2014 and 2015 (see note 12).

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

EFUTURE HOLDING INC.

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

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE for which the Company is the primary beneficiary. All transactions and balances amongst the Company, its subsidiaries and VIE have been eliminated upon consolidation.

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

Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including trade receivables, inventory and work in process, property and equipment, intangible assets, goodwill and options, and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

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

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Convenience Translation

The consolidated financial statements as of and for the year ended December 31, 2015 have been translated into U.S. dollars (“US$” or “$”) solely for the convenience of the reader. Translations of amounts from RMB into US$ have been calculated at the exchange rate of RMB6.4778 per US$1.00, as published on the website of the Federal Reserve Bank of New York as at December 31, 2015. These translated U.S. dollar amounts should not be construed as representing Chinese Yuan amounts or that the Chinese Yuan amounts have been or could be converted, realized or settled into U.S. dollars at that rate on December 31, 2015, or at any other rate.

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

The carrying amount of cash and cash equivalents, term deposit, trade receivables, other receivables, refundable value added tax, advances to employees, prepaid expenses, short-term loans, trade payables, taxes payable, other payables, accrued expenses and advances from customers approximate their fair values due to their immediate or short-term nature.

Cash and Cash Equivalents and Term Deposit

Cash and cash equivalents are comprised of cash on hand and demand deposits with original maturities of no more than three months. As of December 31, 2015, the Group has RMB96.7 million (US$14.9 million) in cash and cash equivalents, 94.1% and 5.9% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively, without a single bank or financial institution holding a substantial amount of the balances. Term deposit is an interest-bearing demand deposit with an original maturity more than three months which is held by a financial institution in the PRC. As of December 31, 2015, the Group has RMB10 million (US$1,543,734) in term deposit with maturity date in May 2016.

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those faces a material credit crisis. The Group does not foresee substantial credit risk with respect to cash and cash equivalents held at the PRC state-owned banks. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was The Federal Deposit Insurance Corporation (“FDIC”) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Group has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Group selected reputable international financial institutions with high ratings to place its foreign currencies. The Group regularly monitors the rating of the international financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

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

The trade receivables due from a group of affiliated customers as of December 31, 2015 was RMB6.6 million (US$1.0 million), which contributed to 10% of total trade receivables. As of December 31, 2014, no customer individually accounted for more than 10% of total trade receivables.

Other receivables consist of miscellaneous items arising from transactions with non-trade customers.

The Group writes off receivables when they are deemed uncollectible, and payments subsequently received on the receivables for which doubtful accounts were specifically provided are recognized as other income in the consolidated financial statements.

Inventory and Work in Process, net

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

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Intangible Assets - Computer Software Costs and Research and Development, net

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

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

No amortization is recorded for goodwill. The Group first assesses qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test on an annual basis or more frequently if necessary. The value of the reporting unit implied by the test was based on management’s assessment of the Group’s business strategy, the related expected future cash flows based on working capital requirements and market capitalization. The Group perform a valuation test (step 1) based on assessments made in the qualitative process. If step 1 assessment determines that impairment is probable, then additional step (step 2) is taken to determine and quantify potential impairment by estimating the fair value based upon the present value of future cash flows. In estimating the future cash flows, the Group takes into consideration the overall and industry economic conditions and trends, market risk of the Group and historical information.

Impairment of Amortizable Long-lived Assets

Amortizable long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. The Group may recognize impairment of amortizable long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If impairment exists, the impairment amount is recognized for the difference between the fair value of the asset and its carrying value.

Operating Leases

Leases, where substantially all the rewards and risks of ownership of assets remain with the leasing company, are accounted for as operating leases.  Rentals applicable to such operating leases are reported on the Consolidated Statements of Comprehensive Income and determined using the straight-line basis over the applicable lease term.

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

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The amount of revenue recognized represents the invoiced value of products sold or services rendered, net of a value-added tax (“VAT”). All of the Group’s software and hardware that are sold in the PRC and the Group’s services that are provided in the PRC after September 2012 are subject to a Chinese VAT at a rate of 17% and 6%, respectively of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by VAT paid by the Group on externally purchased software, hardware and service from suppliers. The VAT amounts paid and available for offset are maintained in current liabilities.

In respect of revenues on self-developed software sales, a VAT refund at a rate of 14% of the gross sales price is approved by the Chinese local government. The VAT subjected to the refund is recorded as refundable value added tax in the Group’s consolidated financial statements. The VAT refund revenue was RMB9.0 million, RMB10.0 million and RMB7.0 million (US$1.1 million) for the years ended December 31, 2013, 2014 and 2015, respectively.

For the year end of December 31, 2015, the revenue of an individual customer as a group was RMB30.1 million (US$4.6 million), which contributed to 13% of total revenue. No customer individually revenue recognized for more than 10% of total revenue as of December 31, 2014 and 2013, respectively.

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

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

For those contracts containing multiple-delivery elements of software, customization, training and 1 year maintenance service, the residual method under ASC985-605 is applied. Vendor-specific objective evidence is only established for maintenance service by the renewal contract quoted at certain percentage of original contract price. There was no vendor-specific objective evidence established for other deliverables. If the contract only contains a completion date, then upon the date the "Final Acceptance Report" is obtained from the customer, part of the contract amount is recognized as revenue based on the completion method; the remaining part will be recognized evenly over the maintenance service period.

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

Advertising Costs

Advertising costs are expensed when incurred. Total advertising expenses were RMB274,326, RMB100,547 and RMB2,000 (US$308) for the years ended December 31, 2013, 2014 and 2015, respectively.

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Group applies the provisions of ASC subtopic 740-10 (“ASC 740-10”), Income Taxes: Overall. ASC 740-10 clarified the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group did not incur a cumulative effect adjustment upon adoption of ASC 740-10 nor did the standard have a material impact on the Group’s financial statements for the years ended December 31, 2013, 2014 and 2015.

In general, the PRC tax authorities have up to five years to conduct examinations of the Group’s tax filings. Accordingly, the PRC subsidiaries’ tax years 2011 through 2015 remain open to examination by the respective taxing jurisdictions.

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

For the years ended December 31, 2013, 2014 and 2015, RMB1,654,617, RMB1,005,633 and RMB539,685 (US$83,313) was made to statutory reserves of eFuture Beijing, respectively. As of December 31, 2014 and 2015, the balance of the general reserve fund was RMB8,574,634 and RMB9,114,319 (US$1,407,008), respectively.

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Dividends

Dividends are recorded when declared. No dividends were declared for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Share-Based Compensation

The Company accounts for share-based compensation in accordance with ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. Under the provisions of ASC 718-10, share-based compensation expense for options is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (BSM) option-pricing model and is recognized as expense net of a forfeiture rate over the requisite service period. The BSM model requires various highly judgmental assumptions including volatility and expected option life. Volatility is measured using historical daily price changes of ordinary shares over the respective expected life of the option. Expected option life is the number of years that the Company estimates, based on the vesting and contractual terms and employee demographics. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change. If any of the assumptions used in the BSM model change significantly, share-based compensation expenses may differ materially in the future from that recorded in the current period. Share-based compensation expense for restricted shares is measured on quoted price of the Company’s shares on date of grant.

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

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

For a public entity, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

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

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In September 2015, the FASB issued ASU No. 2015-16 (“ASU 2015-16”), Business Combinations (Topic 805) Simplifying the Accounting for Measurement – Period Adjustments. ASU 2015-16 requires the acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, ASU 2015-16 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Group does not expect the adoption of ASU 2015-16 will have a significant impact on the consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Group does not anticipate that adoption will have a significant impact on the Group’s financial position, results of operations, or cash flows.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases.ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. We do not believe the ASU will have significant impact on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments in this Update clarify the following two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance, while retaining the related principles for those areas. The amendments in this Update affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. We are evaluating the impact of adopting ASU 2016-09 on our consolidated financial statements.

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. TRADE RECEIVABLES

The trade receivables amount included in the consolidated balance sheets as of December 31, 2014 and 2015 were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2014	2015	2015
Trade receivables	¥45,392,525	¥64,163,666	$9,905,163
Allowance for doubtful accounts	(4,502,766)	(9,497,995)	(1,466,238)
Trade receivables, net	¥40,889,759	¥54,665,671	$8,438,925

The movement of the allowance for doubtful accounts during the years was as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
	December 31,			December 31,
	2013	2014	2015	2015
Balance at the beginning of the year	¥2,811,934	¥3,682,874	¥4,502,766	$695,108
Provision for the year	1,874,355	1,962,403	7,888,892	1,217,835
Write-offs	(1,003,415)	(1,142,511)	(2,893,663)	(446,705)
Balance at the end of the year	¥3,682,874	¥4,502,766	¥9,497,995	$1,466,238

NOTE 4. INVENTORY AND WORK IN PROCESS

The inventory amounts included in the consolidated balance sheets as of December 31, 2014 and 2015 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2014	2015	2015
Work in process	¥16,794,736	¥17,374,889	$2,682,221
Purchased hardware and software held for resale	2,121,550	2,236,862	345,312
Inventory provision	(4,356,091)	(4,240,846)	(654,674)
Total inventories, net	¥14,560,195	¥15,370,905	$2,372,859

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The movement of inventory provision related to loss making contracts during the years was as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
	December 31,			December 31,
	2013	2014	2015	2015
Balance at the beginning of the year	¥2,467,133	¥3,415,570	¥4,356,091	$672,465
Current year additions	5,561,134	8,302,435	3,922,652	605,553
Current year written-off	(4,612,697)	(7,361,914)	(4,037,897)	(623,344)
Balance at the end of the year	¥3,415,570	¥4,356,091	¥4,240,846	$654,674

NOTE 5. PROPERTY AND EQUIPMENT, NET

Property and equipment included in the consolidated balance sheets as of December 31, 2014 and 2015 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2014	2015	2015
Motor vehicles	¥1,245,883	¥871,202	$134,490
Leasehold improvements	3,192,766	1,979,617	305,600
Office equipment	5,760,046	6,022,327	929,687
Communication equipment	38,000	38,000	5,866
Software	2,558,774	2,760,637	426,170
Total	12,795,469	11,671,783	1,801,813
Accumulated depreciation	(9,515,986)	(8,197,906)	(1,265,538)
Property and equipment, net	¥3,279,483	¥3,473,877	$536,275

Depreciation expense was RMB1.9 million, RMB1.8 million and RMB1.8 million (US$0.3 million) for the years ended December 31, 2013, 2014, and 2015, respectively.

NOTE 6. GOODWILL AND INTANGIBLE ASSETS, NET

The carrying amount of goodwill included in the consolidated balance sheets as of December 31, 2014 and 2015 were RMB80,625,667 and RMB80,625,667 (US$12,446,458), respectively. The balance represents the goodwill arising from the Group’s acquisition of Royalstone, Health Field and Proadvancer, all were acquired prior to 2009.

The Group first assessed qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The value of the reporting unit implied by the test was based on management’s assessment of the Group’s business strategy, the related expected future cash flows based on working capital requirements and market capitalization. The Group perform a valuation test (step 1) based on assessments made in the qualitative process. As of December 31, 2015, there was no impairment and no impairment loss on goodwill was recognized.

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets included in the consolidated balance sheets as of December 31, 2015 and 2014 comprised of:

	Weighted Average Amortization Period (years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationship	4.48	¥36,270,003	¥36,270,003	¥-	$-
Software	5	6,588,516	6,588,516	-	-
Capitalized software development costs	4	81,619,434	45,747,923	35,871,511	5,537,607
Trademark	Indefinite	376,000	-	376,000	58,044
Balance at December 31, 2015		¥124,853,953	¥88,606,442	¥36,247,511	$5,595,651

	Weighted Average Amortization Period (years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationship	4.48	¥36,270,003	¥36,270,003	¥-
Software	5	6,588,516	6,588,516	-
Capitalized software development costs	4	77,249,770	37,331,510	39,918,260
Trademark	Indefinite	376,000	-	376,000
Balance at December 31, 2014		¥120,484,289	¥80,190,029	¥40,294,260

Amortization expense for the years ended December 31, 2013, 2014 and 2015 was RMB3.7 million, RMB3.8 million and RMB8.4 million (US$1.3 million), respectively. For the amount disclosed above, unamortized capitalized software costs for which amortization has not yet commenced as of December 31, 2014 and 2015 were RMB33.6 million and RMB1.0 million (US$0.2 million), respectively.

The Group determined the fair value of intangible assets based on the expected future cash flows generated by them. No impairment loss was recorded for the years ended December 31, 2013, 2014 and 2015.

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Estimated aggregate amortization related to the existing intangible assets with finite lives for the each of succeeding five years is as follows:

	Chinese Yuan (Renminbi)	U.S. Dollars
For the years ending December 31,
2016	¥11,312,939	$1,746,417
2017	10,130,348	1,563,856
2018	9,527,959	1,470,863
2019	4,769,191	736,236
2020	131,074	20,235
2021 and thereafter	-	-
Total	35,871,511	5,537,607

NOTE 7. SHORT-TERM LOANS

On July 16, September 11, October 22 and November 6, 2014, the Group borrowed four loans with a term of one year of RMB1,500,000, RMB1,500,000, RMB2,692,003 and RMB5,000,000 respectively from three banks to meet temporary working capital needs. The annual interest rates are 120%-130% of the benchmark interest rate announced by the People’s Bank of China. The loans were guaranteed by Adam Yan, our former Chairman, at no cost to the Company. One of the loans was additionally guaranteed by Adam’s wife at no cost to the Company. The loans were fully repaid on July 15, September 10, October 22 and November 6, 2015 when they became due.

On January 20, March 19 and April 21, 2015, the Group borrowed three loans with a term of one year for RMB1,164,900, RMB600,000 and RMB543,097 respectively from a bank to meet temporary working capital needs. The annual interest rates are 7.8%. The loans were guaranteed by its former Chairman Adam Yan and his wife.

On December 8, 2015, the Group borrowed a RMB5,000,000 loan with a term of one year from a bank to meet temporary working capital needs. The annual interest rate is 120% of the benchmark interest rate announced by the People’s Bank of China. The loan was guaranteed by a third party guarantee agent, and the Group pledged the trade receivables and two copyrights to the third party guarantee agent.

As of December 31, 2015, the outstanding short-term loans were RMB7,307,997 (US$1,128,160), including the loans RMB2,307,997 was guaranteed by Adam Yan and his wife at no cost to the Company and another loan for RMB5,000,000 which was guaranteed by a third party guarantee agent and we pledged the trade receivables and two copyrights to the third party guarantee agent.

Interest expenses incurred for the year ended December 31, 2015 was RMB822,860 (US$127,028). The weighted average annual interest rate for outstanding short-term loans as of December 31, 2015 was 6.2%.

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. OTHER PAYABLES

Other payables included in the consolidated balance sheets as of December 31, 2014 and 2015 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2014	2015	2015
Social welfare accrual	¥11,629,721	¥11,561,944	$1,784,857
Payable of proceeds from exercise of stock options by employees	-	12,472,892	1,924,997
Payroll taxes payable for exercise of stock options by employees	-	5,626,919	865,980
Expenses payable to employees	2,072,380	707,357	109,683
Payroll taxes payable	2,750,666	3,881,652	601,890
Customer deposits	1,234,676	3,128,160	482,904
Miscellaneous payable	290,578	399,362	61,651
Total other payables	¥17,978,021	¥37,778,286	$5,831,962

NOTE 9. ACCRUED EXPENSES

Accrued expenses included in the consolidated balance sheets as of December 31, 2014 and 2015 comprised of:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2014	2015	2015
Accrued payroll	¥21,568,749	¥21,897,300	$3,380,361
Accrued audit fee	1,398,800	1,396,800	215,629
Other accruals	1,718,006	1,566,204	241,780
Total accrued expenses	¥24,685,555	¥24,860,304	$3,837,770

As of December 31, 2014, other accruals mainly represented accrued outsourcing service fee, air tickets fee and unpaid employee reimbursements. As of December 31, 2015, other accruals mainly represented accrued lawyer fee, air tickets fee and unpaid employee reimbursements.

NOTE 10. SHAREHOLDERS’ EQUITY

Convertible Preferred stock

The Company’s Articles of Association allow for the issuance of convertible preferred stock in the amount of 10,000,000 shares at a par value of US$0.0756 per share with the rights as described in those articles. Holders of the preferred stock have the same voting rights as holders of ordinary stock. All other material rights are to be determined by special resolution of the Company. No shares of convertible preferred stock have been issued as of December 31, 2014 and 2015.

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

On April 8, 2015, the Company entered into a subscription agreement with subscribers to issue 798,000 ordinary shares, US$0.0756 par value per share in private transactions in accordance with the Securities Act of 1933. The purchase price was US$4.0345, which was equal to the average closing price of the Company’s ordinary shares for the twenty (20) consecutive trading day period ending on, and including, April 8, 2015. Accordingly, the issued and outstanding number of ordinary shares increased.

During the year ended December 31, 2015, options to purchase 224,075 ordinary shares were exercised by a number of employees. Certain employees exercised their right in receiving 206,914 vested restricted shares. Accordingly, the issued and outstanding number of ordinary shares increased.

NOTE 11. SHARE-BASED AWARDS PLAN

On April 18, 2001, the Company adopted the 2001 Option Plan (the “2001 Plan”), under which 59,063 stock options were granted to key employees, each with an exercise price of US$4.71, a contractual life of 11 years and evenly vested over a five-year period.

Under the 2001 Plan, the Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On January 31, 2007, the Company adopted the 2005 Option Plan Set One (the “2005 Plan I”), under which 65,875 stock options were granted to key employees (including directors and senior management who are key employees), each with an exercise price of US$25.42, a contractual life of 10 years and evenly vest over a five-year period.

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On September 17, 2007, the Company adopted the 2005 Option Plan Set Two (the “2005 Plan II”), under which 65,800 stock options were granted to key employees, each with an exercise price of US$11.71, a contractual life of 10 years and evenly vested over a five-year period.

Under the 2005 Plan I and Plan II, the Company’s board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval.

On December 11, 2009, the Company adopted a share incentive plan (the “2009 Plan”), which provided for the granting of share incentives, including Incentive Stock Option (ISO) and restricted shares to key employees. Under the 2009 Plan, 175,000 stock options were granted to key employees with an exercise price of US$6.55 and a contractual life of 10 years, 84,000 and 69,000 restricted shares are granted to members of the board of directors and senior management, respectively, with no cash consideration. Pursuant to the 2009 Plan, options and restricted shares were evenly vested over a three-year period with the first 25% vested on the grant day.

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

On May 23, 2012, the Company adopted the 2011 Plan. Under the 2011 Plan, options to purchase 253,000 shares were granted to key employees with an exercise price of US$4.56 and a contractual life of 8.61 years, 134,000 restricted shares were granted to senior management with no cash consideration. Pursuant to the 2011 Plan, options and restricted shares were evenly vested over a three-year period with the first 25% vested on the grant day.

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

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On May 23, 2012, stock options to purchase 8,000 shares were granted to key employees under the 2005 Plan II with an exercise price of US$4.56 and a contractual life of 2.61 years. Pursuant to the 2005 Plan II, such stock options were 100% vested on the grant day.

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

On December 25, 2014, the Company adopted the 2013 Plan. Under the 2013 Plan, options to purchase 296,000 shares were granted to key employees with an exercise price of US$4.39 and a contractual life of 8 years, and 44,454 restricted shares were granted to senior management with no cash consideration. Pursuant to the 2013 Plan, options and restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

On December 25, 2014, stock options to purchase 40,000 shares were granted to key employees under the 2009 Plan with an exercise price of US$4.39 and a contractual life of 4 years. Pursuant to the 2009 Plan, such stock options were evenly vested over a three-year period with the first 25% vested on the grant day.

On December 25, 2014, 25,000 restricted shares were granted to senior management under the 2009 Plan with no cash consideration. Pursuant to the 2009 Plan, such restricted shares were evenly vested over a three-year period with the first 25% vested on the grant day.

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On December 25, 2014, 68,004 restricted shares were granted to senior management under the 2011 Plan with no cash consideration. Pursuant to the 2011 Plan, such restricted shares evenly vest over a three-year period with the first 25% vested on the grant day.

On December 7, 2015, our board of directors adopted our 2015 Share Incentive Plan (the “2015 Plan”) and on February 29, 2016, our shareholders approved the 2015 Plan, which provides for the granting of equity incentives, including stock options and restricted shares to our key employees. We have reserved a total of 500,000 ordinary shares for grant under the 2015 Plan in accordance with its terms.

The 2015 Plan is administered by the Compensation Committee. The Compensation Committee has the authority to determine the individuals who will receive grants, the type of grant, the number of shares subject to the grant, the terms of the grant, the timing of the grants will be made, the duration of any exercise or restriction period, and to deal with any other matters arising under the Plan. The board of directors may amend or terminate the Plan at any time if required under the Plan, subject to shareholders’ approval, and other provisions.

The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005 Plan I	2005 Plan II	2009 Plan	2011 Plan	2013 Plan	2015 Plan
Grant date	January 31, 2007	September 17, 2007	December 11, 2009	May 23, 2012	December 25, 2014
Expected life (years)	6.5	6.5	5.25	5.25	4.75	N/A
Risk-free interest rate	4.82%	4.32%	2.94%	0.71%	1.75%	N/A
Expected volatility	75%	75%	100%	82.25%	61.18%	N/A
Expected dividend yield	0%	0%	0%	0%	0%	N/A
Forfeiture rate	3%	3%	3%	3%	3%	N/A

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The Company recognized share-based compensation expense under the 2005 Plan, 2011 Plan and 2013 Plan using a straight line basis over the requisite service period, whereas, the Company recognized share-based compensation expense under the 2009 Plan using a graded vesting attribution method. The fair value of restricted shares granted is based on the quoted market price on the date of grant.

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A summary of option activity as of December 31, 2015, and changes during the year then ended is presented below:

	Number of options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (years)
Outstanding as of January 1, 2015	721,025	$6.70	-	5.68
Granted	-	$-	-	-
Exercised	(224,075)	$4.98	$1,242,486	4.89
Forfeited	(118,625)	$6.78	449,710	-
Outstanding as of December 31, 2015	292,100	$4.59	$1,259,558	5.90
Exercisable as of December 31, 2015	162,100	$4.59	$673,258	5.88

For the year ended December 31, 2015, the number and weighted average grant-date fair value for the Company’s non-vested stock options were as follows:

	Number	Weighted Average Grant-date Fair Value
Non-vested on January 1, 2015	303,125	$2.23
Granted	-	$-
Vested	(108,625)	$2.08
Forfeited	(64,500)	$2.23
Non-vested on December 31, 2015	130,000	$2.19

For the year ended December 31, 2015, the number and weighted-average grant-date fair value for the Company’s non-vested restricted shares were as follows:

	Number	Weighted Average Grant-date Fair Value
Non-vested on January 1, 2015	135,344	$4.19
Granted	-	$-
Vested	(48,000)	$3.97
Forfeited	(43,344)	$4.22
Non-vested on December 31, 2015	44,000	$4.39

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The total intrinsic value of stock options exercised for the year ended December 31, 2015 was US$1,242,486. The total intrinsic value of stock options exercised for the year ended December 31, 2014 was US$2,080. No stock options were exercised in 2013.

The total fair value of stock options vested for the years ended December 31, 2013, 2014 and 2015 were RMB0.6 million, RMB1.7 million and RMB1.2 million (US$0.2 million), respectively.

The total fair value of restricted shares vested for the years ended December 31, 2013, 2014 and 2015 were RMB0.9 million, RMB1.6 million and RMB0.8 million (US$0.1 million), respectively.

Total compensation cost for share-based payment arrangement recognized for the years ended December 31, 2013, 2014 and 2015 were RMB1.5 million, RMB3.3 million and RMB2.0 million (US$0.3 million), respectively.

As of December 31, 2015, the total compensation cost related to stock options and restricted shares not yet recognized were RMB1.7 million (US$0.3 million) and RMB1.1 million (US$0.2 million), respectively, which are both expected to be recognized over a weighted average period of 1.98 years.

The Company received cash proceeds of RMB7.0 million (US$1.1 million) from exercise of stock options for the year ended December 31, 2015. The Company received cash proceeds of RMB55,805 from exercise of stock options for the year ended December 31, 2014. No stock options were exercised in 2013.

NOTE 12. VARIABLE INTEREST ENTITY AND OTHER LONG-TERM INVESTMENT

(a) Variable interest entity

ASC 810, Consolidation, requires a variable interest entity to be consolidated by a company if that company is the primary beneficiary of that variable interest entity.

To satisfy PRC laws and regulations, the Group conducts its internet information and certain other businesses in the PRC via its variable interest entity. These variable interest entity are directly owned by certain employees of the Company. Capital for the variable interest entity is funded by the Company through loans provided to those employees, and is initially recorded as loans to related parties. These loans are eliminated for accounting purposes with the capital of variable interest entities during consolidation.

Under contractual agreements with the Company, employees who are shareholders of the variable interest entity are required to transfer their ownership in these entity to the Company, if permitted by PRC laws and regulations, or, if not so permitted, to designees of the Company at any time to repay the loans outstanding. All voting rights of the variable interest entity are assigned to the Company, and the Company has the right to designate all directors and senior management personnel of the variable interest entity. Employees who are shareholders of the variable interest entity have pledged their shares in the variable interest entity as collateral for the loans. As of December 31, 2014 and 2015, the aggregate amount of these loans were RMB1,500,000 and RMB21,251,000, respectively.

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014 and 2015, the Company effectively controlled one variable interest entity, Weidian, which has been included in the consolidated financial statements.

Weidian

Weidian was incorporated in the PRC in 2011 and is an e-Commerce service provider. On January 18, 2011, eFuture Beijing entered into a loan agreement with Zou Hongjun, an employee of the Company, pursuant to which eFuture Beijing provided RMB1,350,000 to him for obtaining 90% of equity interests in Weidian. On January 18, 2011, eFuture Beijing entered into a loan agreement with Zhang Xuejun, an employee of the Company, pursuant to which eFuture Beijing provided RMB150,000 to him for obtaining 10% of equity interests in Weidian. On January 18, 2011, eFuture Beijing entered into share pledge agreements with Zou Hongjun and Zhang Xuejun, respectively, pursuant to which the two employees of the Company pledged all their equity interests in Weidian to eFuture Beijing, and the Company effectively controlled 100% of the interest in Weidian through Zou Hongjun and Zhang Xuejun under the contractual agreements amongst them.

In order to provide more capital to Weidian, on April 13, 2015, the Company entered into a loan agreement with Zou Hongjun, an employee of the Company, pursuant to which the Company provided RMB17,775,900 (US$2,744,126) to him for obtaining 90% of equity interests in Weidian. On April 13, 2015, the Company entered into a loan agreement with Zhang Xuejun, an employee of the Company, pursuant to which the Company provided RMB1,975,100 (US$304,347) to him for obtaining 10% of equity interests in Weidian. eFuture Beijing also entered into a series amended and restated Loan Agreement, Share Pledge Agreement, Exclusive Option Agreement, and Exclusive Business Cooperation Agreement with Zou Hongjun, Zhang Xuejun and Weidian, respectively, on April 13, 2015, and the Company effectively controlled 100% of the interest in Weidian through Zou Hongjun and Zhang Xuejun under the contractual agreements amongst them. As of December 31, 2015, the aggregate amount of these loans to Zou Hongjun and Zhang Xuejun were RMB21,251,000 and RMB1,500,000, respectively. As of December 31, 2014, the aggregate amount of these loans to Zou Hongjun and Zhang Xuejun were RMB1,350,000 and RMB150,000, respectively.

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Weidian is eFuture Beijing’s VIE. The selected financial data of Weidian for the years ended December 31, 2014 and 2015 and as of December 31, 2014 and 2015 were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2014	2015	2015
Total assets	¥1,274,631	¥19,383,313	$2,992,268
Total liabilities	916,514	1,375,226	212,298
Revenues	-	-	-
Net loss	239,133	2,101,030	324,343
Net cash provided by (used in) operating activities	783,358	(2,657,665)	(410,273)
Net cash (used in) investing activities	-	(11,329,122)	(1,748,915)
Net cash provided by financing activities	-	19,751,000	3,049,029

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

For the years ended December 31, 2014 and 2015, no impairment loss was recorded in the consolidated financial statements.

NOTE 13. RELATED PARTY TRANSACTIONS

For the years ended December 31, 2014 and 2015,related party transactions included our former Chairman, Adam Yan and his wife who guaranteeing one year short-term loan at no cost to the Group. As of December 31, 2014 and 2015, the outstanding short-term loans guaranteed by Adam Yan and his wife were RMB5,692,003 and RMB2,307,997 (US$356,293), respectively. There was no fee paid to Adam Yan and his wife for the guarantees provided by them.

The Company completed a private placement sale of 798,000 ordinary shares to Mr. Adam Yan, former Chairman, Mr. David Ren, Chief Executive Officer, Ms. Ping Yu, Chief Finance Officer and other individuals for US$3.2 million (or $ 4.0345 per share) in cash on April 13, 2015. The transaction was authorized and approved by a special independent committee consisting solely of the Company’s independent directors based upon the current fair market value of the Company's shares, and supported by an independent financial valuation.

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. INCOME TAXES

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIE in the PRC. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

According to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to corporate income tax, at a uniform rate of 25%. The EIT rate of enterprises established before March 16, 2007 that were eligible for preferential tax rates according to then effective tax laws and regulations gradually transitioned to the uniform 25% EIT rate by January 1, 2013. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises strongly supported by the state,” subject to certain general factors described in the EIT Law and the related regulations.

In December 2008, the Company’s subsidiary eFuture Beijing was designated as “High and New Technology Enterprises” under the EIT Law, which entitles it to a preferential EIT rate of 15% from 2008 to 2015. The Company expects that eFuture Beijing will continue to qualify for the preferential EIT rate in the future. Weidian was subject to a 25% tax rate in 2013, 2014 and 2015, respectively. eFuture Hainan was subject to a 25% tax rate in 2013, 2014 and 2015.

The EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. eFuture Holding Inc., if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income for the period after January 1, 2008. As of December 31, 2015, eFuture Holding Inc. has not accrued for PRC tax on such basis as it had no substantial business. The Company will continue to monitor its tax status.

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Income (Loss) before tax for the years ended December 31, 2013, 2014 and 2015 was taxed in the following jurisdictions:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2013	2014	2015	2015
PRC	¥(501,808)	¥19,653,549	¥16,359,933	$2,525,539
Cayman Islands	(6,662,406)	(8,041,344)	(7,186,963)	(1,109,474)
Income (Loss) before income tax	¥(7,164,214)	¥11,612,205	¥9,172,970	$1,416,065

The income tax expenses for the years ended December 31, 2013, 2014 and 2015 were as follows:

	Chinese Yuan (Renminbi)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2013	2014	2015	2015
Current tax before tax loss carry forwards (set-off)	¥891,449	¥3,656,684	¥849,365	$131,119
Tax loss carry forwards (set-off)	15,097	59,324	681,799	105,252
Current income taxes	906,546	3,716,008	1,531,164	236,371
Deferred income taxes	(619,250)	509,041	105,873	16,344
Total income tax expenses	¥287,296	¥4,225,049	¥1,637,037	$252,715

The reconciliation of income tax expenses computed by applying the statutory corporate income tax rate to pre-tax income (loss) to the actual tax expense (benefit) is as follows:

	Chinese Yuan (Renaming)			U.S. Dollars
				For the Year Ended
	For the Years Ended December 31,			December 31,
	2013	2014	2015	2015
Income tax expense (benefit) computed at statutory tax rate of 25%	¥(1,791,053)	¥2,903,051	¥2,293,243	$354,016
Difference in tax rate of the Company outside the PRC	1,665,601	2,010,336	1,796,741	277,369
Effect of tax holiday for a subsidiary	44,142	(1,989,084)	(1,908,714)	(294,655)
Non-deductible expenses	396,408	1,241,422	1,604,669	247,718
Deductible expenses brought forward from prior years	-	-	(3,230,701)	(498,734)
Tax loss carry forward (set-off)	15,098	59,324	681,799	105,252
Withholding income tax for the dividends paid to Cayman Islands company	-	-	400,000	61,749
Deferred tax benefit	(42,900)	-	-
Income tax expenses	¥287,296	¥4,225,049	¥1,637,037	$252,715

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The components of the deferred tax assets and liabilities were as follows:

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2014	2015	2015
Deferred Tax Assets:
Net operating loss carry forwards	¥134,060	¥978,317	$151,026
Allowance for doubtful accounts and write offs	2,220,401	3,993,501	616,490
Inventory provision	653,414	636,127	98,201
Accruals and others	5,187,854	1,859,303	287,026
Intangible assets impairment	980,504	980,504	151,364
Valuation allowance	(134,060)	(277,971)	(42,911)
Total deferred tax assets	¥9,042,173	¥8,169,780	$1,261,197

Deferred Tax Liabilities:
Property and equipment depreciation	¥(60,867)	¥17,635	$2,722
Refundable value added tax	(1,014,887)	(326,869)	(50,460)
Total deferred tax liabilities	¥(1,075,754)	¥(309,234)	$(47,738)

Net deferred tax assets	¥7,966,419	¥7,860,546	$1,213,459

Under the PRC law, net operating loss will expire within 5 years. As of December 31, 2015, the Group had a net operating loss of approximately RMB3.9 million (US$0.6 million) deriving from entities in the PRC which can be carried forward after certain reconciliation per tax regulation to offset future net profit for income tax purposes. The net operating loss will expire RMB0.6 million, RMB0.3 million, RMB0.06 million, RMB0.2 million and RMB2.7 million in 2016, 2017, 2018, 2019, 2020, respectively.

The Group recorded a valuation allowance against the 2012, 2013, 2014 and 2015 operating loss carry forwards of eFuture Hainan and recorded a valuation allowance against the 2011, 2012, 2013, 2014 and 2015 operating loss carry forward of Weidian, as the Group believes it is more likely than not that such deferred tax assets will not be realized.

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group has evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. Under the PRC law, net operating loss will expire within 5 years. As of and for the years ended December 31, 2014 and 2015, no unrecognized tax benefits or interest and penalties associated with uncertainty in income taxes have been recognized.

NOTE 15. EARNINGS (LOSS) PER SHARE

The following shares were excluded from the calculation of diluted net income (loss) per share as they were anti-dilutive shares for the years ended December 31, 2013, 2014 and 2015:

	Years ended December 31,
	2013	2014	2015
Stock options	413,525	720,868	270,623
Non-vested restricted shares	81,250	-	-
Total anti-dilutive shares	494,775	720,868	270,623

The following table is a reconciliation of the numerators and denominators used in the calculation of basic and diluted earnings (loss) per share and the weighted-average ordinary shares outstanding for the years ended December 31, 2013, 2014 and 2015:

	Chinese Yuan (Renminbi)			U.S. Dollars
	For the Years Ended December 31,			For the Year Ended December 31,
	2013	2014	2015	2015
Net income (loss)	¥(7,451,510)	¥7,387,156	¥7,535,933	$1,163,350
Basic weighted average ordinary shares outstanding	4,224,676	4,173,014	4,842,727	4,842,727
Effect of dilutive securities:
Stock options and non-vested restricted shares	-	135,502	45,296	45,296
Diluted weighted average ordinary shares outstanding	4,224,676	4,308,516	4,888,023	4,888,023
Basic earnings (loss) per share	¥(1.76)	1.77	¥1.56	$0.24
Diluted earnings (loss) per share	¥(1.76)	1.71	¥1.54	$0.24

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. COMMITMENTS AND CONTINGENCIES

Operating Lease Agreements – Operating lease commitments include the commitments under the lease agreements for the Group’s office premises. The Group leases thirteen office facilities throughout China under non-cancelable operating leases with various expiration dates. The amounts of commitments for non-cancelable operating leases in effect at December 31, 2015, were as follows:

	Chinese Yuan (Renminbi)	U.S. Dollars
2016	¥7,622,851	$1,176,766
2017	3,709,735	572,684
2018	2,030,586	313,468
2019	2,114,901	326,484
2020	533,995	82,435
Total	¥16,012,068	$2,471,837

The Group incurred rental expense of RMB8,984,026, RMB8,688,546 andRMB9,097,281(US$1,404,378) for the years ended December 31, 2013, 2014 and 2015, respectively. All lease agreements have different lease periods, ranging from 1 year to 5 years.

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

We estimate the fair value of our indemnification obligations as insignificant, based on our historical experience concerning product and patent infringement claims. Accordingly, we have no liabilities recorded for indemnification under these agreements as of December 31, 2014 and 2015.

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

EFUTURE HOLDING INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Uncertain tax position –In November, 2015, the Beijing tax authority conducted a tax inspection on our wholly owned subsidiary, eFuture (Beijing) Royalstone Information Technology Inc. ("eFuture Beijing") for the period from 2004 to 2014. Due to the timing difference between financial reporting and tax reporting regarding the realization of income from revenue and advance payments from customers, the Beijing tax authority has taken the position that eFuture Beijing failed, under local tax regulations, to recognize income and, therefore timely make tax payments. In our previously filed US financial statements, we have provided adequate provisions for the unpaid taxes and there was no significant impact on the financial position of the Company. The Beijing tax authority has not yet issued any decision regarding the payment deadline of any unpaid tax or the amount of fine and late payment fees (if any), therefore, the Group has made nil provision.

The Group was not aware of any potential unasserted claims that would have a material effect on the Group’s financial condition or results of operations.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K (File No. 00133113-161385548) filed with the SEC on Februrary 3,2016)
1.2	Written resolutions of the Registrant amending the terms of its Memorandum of Association dated June 16, 2005 (incorporated by reference to Exhibit 3.3 of the Registrant’s Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on October 18,2005)
2.1	Specimen Certificate for Ordinary shares(incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form F-1 (File No. 333-126007) filed with the SEC on August 22,2005)
4.1	Securities Purchase Agreement dated as of March 13, 2007 by and among the Company, Capital Ventures International (“CVI”), Hudson Bay Fund, LP (“HBF”) and Hudson Bay Overseas Fund, Ltd. (“HBOF”) (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)
4.2	Registration Rights Agreement, dated March 13, 2007 by and among the Company, CVI, HBF and HBOF (incorporated by reference to Exhibit 99.5 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)
4.3	Form of Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (incorporated by reference to Exhibit 99.3 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)
4.4	Form of Series A Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)
4.5	Form of Series B Warrant issued pursuant to the Securities Purchase Agreement dated as of March 13, 2007 (incorporated by reference to Exhibit 99.3 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 15, 2007)
4.6	Acquisition of Beijing Wangku Hutong Information Technology Co., Ltd. (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K filed with the SEC on May 21, 2007)
4.7	Acquisition of Crownhead Holdings Ltd. And Royalstone System Integrated Co., Ltd (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 6-K filed with the SEC on August 15, 2007)
4.8	English translation of Equity Transfer Agreement dated as of July 16, 2010 between Tingchao Zhao (the nominee of the Registrant) and Boyong Jiang(incorporated by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.9	English translation of Equity Transfer Agreement dated as of March 13, 2011 between Xuejun Zhang (the nominee of the Registrant) and Haibo Wang(incorporated by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.10	Loan Agreement dated as of January 18, 2011 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)

4.11	Loan Agreement dated as of January 18, 2011 between eFuture Beijing and Hongjun Zou, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.12	Share Pledge Agreement dated as of January 18, 2011 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.13	Share Pledge Agreement dated as of January 18, 2011 between eFuture Beijing and Hongjun Zou, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.14	Exclusive Option Agreement dated as of January 18, 2011 between eFuture Beijing, Weidian and Xuejun Zhang, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.15	Exclusive Option Agreement dated as of January 18, 2011 between eFuture Beijing, Weidian and Hongjun Zou, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.16	Exclusive Business Cooperation Agreement dated as of January 18, 2011 between eFuture Beijing and Weidian(incorporated by reference to Exhibit 4.16 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.17	Supplemental Agreement to Exclusive Business Cooperation Agreement dated as of April 23, 2012 between eFuture Beijing and Weidian(incorporated by reference to Exhibit 4.17 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.18	Power of Attorney dated as of January 18, 2011 issued by Xuejun Zhang, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.18 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.19	Power of Attorney dated as of January 18, 2011 issued by Hongjun Zou, one of the shareholders of Weidian(incorporated by reference to Exhibit 4.19 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 30, 2012)
4.20*	Amended and Restated Loan Agreement dated as of April 13, 2015 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Weidian
4.21*	Amended and Restated Loan Agreement dated as of April 13, 2015 between eFuture Beijing and Hongjun Zou, one of the shareholders of Weidian
4.22*	Amended and Restated Share Pledge Agreement dated as of April 13, 2015 between eFuture Beijing and Xuejun Zhang, one of the shareholders of Weidian
4.23*	Amended and Restated Share Pledge Agreement dated as of April 13, 2015 between eFuture Beijing and Hongjun Zou, one of the shareholders of Weidian
4.24*	Amended and Restated Exclusive Option Agreement dated as of April 13, 2015 between eFuture Beijing, Weidian and Xuejun Zhang, one of the shareholders of Weidian
4.25*	Amended and Restated Exclusive Option Agreement dated as of April 13, 2015 between eFuture Beijing, Weidian and Hongjun Zou, one of the shareholders of Weidian
4.26*	Amended and Restated Exclusive Business Cooperation Agreement dated as of April 13, 2015 between eFuture Beijing and Weidian

4.27*	Amended and Restated Power of Attorney dated as of April 13, 2015 issued by Xuejun Zhang, one of the shareholders of Weidian
4.28*	Amended and Restated Power of Attorney dated as of April 13, 2015 issued by Hongjun Zou, one of the shareholders of Weidian
4.29*	Loan Agreement dated as of April 13, 2015 between eFuture and Xuejun Zhang, one of the shareholders of Weidian
4.30*	Loan Agreement dated as of April 13, 2015 between eFuture and Hongjun Zou, one of the shareholders of Weidian

4.31*	Share Purchase Agreement
4.32*	Subscription Agreement

8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on June 28, 2007)
12.1*	Section 302 Certification of David Ren
12.2*	Section 302 Certification of Ping Yu
13.1*	Section 906 Certification of David Ren
13.2*	Section 906 Certification of Ping Yu
15.1*	Consent of Independent Registered Public Accounting Firm

____________

*	Filed herewith.